Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208186

This document has neither been reviewed nor approved by the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht)(“BaFin”). In connection with the voluntary takeover offer (Freiwilliges Übernahmeangebot) that is being made in accordance with the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and applicable regulations to acquire all ordinary shares in Wincor Nixdorf Aktiengesellschaft, Diebold, Incorporated (the “Bidder”) filed a German language exchange offer document with BaFin, which publication was approved by BaFin on February 4, 2016 (the “Offer Document”). The Offer Document and an English translation thereof that was neither reviewed nor approved by BaFin were published by the Bidder on February 5, 2016 on the internet at http://www.Diebold.com under Company/Investor Relations. This document and the English translation of the Offer Document that was published by the Bidder on the internet at http://www.Diebold.com on February 5, 2016 are identical in all substantive respects, except that this document includes under “35. Exhibits” additional sections entitled “Unaudited Condensed Group Interim Financial Statements of Wincor Nixdorf Aktiengesellschaft for the Three Months Ended December 31, 2015” and “—Selected Explanatory Notes”, “Legal Matters”, “Experts”, “Incorporation by Reference”, and a copy of the Business Combination Agreement. In addition, this document does not include a report pursuant to paragraph 20.2 of Annex I of Commission Regulation (EC) No 809/2004. These modifications do not affect the Offer Document under which the offer is being made. Where this document makes reference to its publication pursuant to the German Takeover Act or that its publication has been approved by BaFin, such reference shall be deemed to relate to the Offer Document only.

Shareholders of Wincor Nixdorf Aktiengesellschaft, particularly shareholders with a place of residence, registered office or habitual abode outside of Germany, should pay particular attention to Section 1 of this Offer Document.

OFFER DOCUMENT

Voluntary Public Takeover Offer

(Combined Cash and Exchange Offer)

by

Diebold, Incorporated

5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio 44720-8077,

United States

to the shareholders of

Wincor Nixdorf Aktiengesellschaft

Heinz-Nixdorf-Ring 1, 33106 Paderborn,

Germany

to acquire all ordinary bearer shares of Wincor Nixdorf Aktiengesellschaft without par value for

payment of €38.98

and

0.434 common shares of Diebold, Incorporated

for

each tendered share of Wincor Nixdorf Aktiengesellschaft

Acceptance Period:

February 5, 2016 to March 22, 2016, at 24:00 hours (Central European Time)

Wincor Nixdorf Shares:	ISIN DE000A0CAYB2
Tendered Wincor Nixdorf Shares:	ISIN DE000A169QN2
Diebold Shares:	ISIN US2536511031

Common shares of Diebold, Incorporated are traded on the New York Stock Exchange under the symbol “DBD.”

The offer is subject to the satisfaction or, where permissible, waiver of certain conditions. Settlement of the offer and payment of the offer consideration will not be made until the regulatory condition has been satisfied (or waived). If the regulatory condition is not satisfied (or waived) on or prior to November 21, 2016, the offer will terminate and settlement will not occur. As a result, settlement of the offer and payment of the offer consideration may be made on a date that is significantly later than the expiration of the offer acceptance period (after which withdrawal rights will cease) or the expiration of the additional acceptance period, or may not occur.

Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission or regulatory authority has approved or disapproved of the securities to be issued in connection with the business combination or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense under U.S. law.

Information about the exchange offer is contained in this exchange offer document, which we urge you to read. In particular, see “Risk Factors” beginning on page 1 in Annex 4 of this document.

Prospectus dated February 5, 2016.

			Page
1.	General Information on the Implementation of the Takeover Offer, particularly for Shareholders with a Place of Residence, Registered Office or Habitual Abode outside Germany		1
	1.1	Implementation of the Takeover Offer According to the Provisions of the German Securities Acquisition and Takeover Act	1
	1.2	Special Information for Wincor Nixdorf Shareholders whose place of residence, seat or habitual abode is in the United States	2
	1.3	Publication of the Decision to Launch a Takeover Offer	2
	1.4	Review of the Offer Document by BaFin	2
	1.5	Publication and Dissemination of this Offer Document	2
	1.6	Acceptance of the Takeover Offer outside Germany and the United States	4
2.	Notes on the Information Contained in this Offer Document		4
	2.1	General	4
	2.2	Status and Sources of Information Contained in this Offer Document	4
	2.3	Forward-Looking Statements	5
	2.4	No Updates	5
3.	Summary of the Takeover Offer		5
4.	Takeover Offer		15
	4.1	Subject Matter	15
	4.2	Acceptance Period	15
	4.3	Extension of the Acceptance Period	15
	4.4	Additional Acceptance Period Pursuant to Section 16 Para. 2 Takeover Act	16
5.	Description of the Bidder		16
	5.1	Legal Basis of the Bidder	16
	5.2	Share Capital, Authorized Shares and Share-Based Compensation Awards	16
	5.3	Overview of the Business Activities of Diebold Group	18
	5.4	Governing Bodies of the Bidder	18
	5.5	Shareholding Structure of the Bidder	20
	5.6	Persons Acting in Concert with the Bidder	20
	5.7	Wincor Nixdorf Shares Held by the Bidder and Persons Acting in Concert with the Bidder as well as Their Subsidiaries and Voting Rights Attributable to These Entities	20
	5.8	Disclosures Concerning Securities Transactions	21
	5.9	Parallel Acquisitions	21
	5.10	Diebold KGaA	21
6.	Description of Wincor Nixdorf and Wincor Nixdorf Group		22
	6.1	Legal basis of Wincor Nixdorf	22
	6.2	Share Capital, Wincor Nixdorf Treasury Shares, Authorized Capital, Conditional Capital and Wincor Nixdorf Stock Option Plans	22
	6.3	Overview of the Business Activities of Wincor Nixdorf Group	25
	6.4	Governing Bodies of Wincor Nixdorf	25

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			Page
	12.8	Rescission upon Non-Satisfaction of the Closing Conditions upon Which the Effectiveness of the Takeover Offer Depends	54
	12.9	Right of Withdrawal of Wincor Nixdorf Shareholders Who Accept the Takeover Offer	54
	12.10	Costs for Wincor Nixdorf Shareholders Who Accept the Takeover Offer	55
13.	Securing of the Offer Consideration		55
	13.1	Financing Requirements	55
	13.2	Financing Measures	56
14.	Expected Effects of the Completion of the Takeover Offer on the Assets, Financial and Earnings Positions of the Bidder and Diebold KGaA		58
	14.1	Methodical Approach	58
	14.2	Basis and Assumptions	59
	14.3	Expected Effects on the Unaudited Consolidated Financial Statements of the Bidder	61
	14.4	Expected Effects on the Unaudited Individual Financial Statements of Diebold KGaA	63
15.	Information for Wincor Nixdorf Shareholders Not Accepting the Takeover Offer		65
	15.1	Possible Reduction of the Free Float and Liquidity of the Wincor Nixdorf Shares	65
	15.2	Possible Segment Change, Downlisting or Delisting	65
	15.3	Qualified Majority of the Bidder in the General Shareholders’ Meeting of Wincor Nixdorf	66
	15.4	Squeeze-Out	66
	15.5	Pre-emptive Put Right pursuant to Section 39c Takeover Act	67
16.	Rights of Withdrawal		68
	16.1	Prerequisites	68
	16.2	Exercise of the Right of Withdrawal	68
17.	Information Regarding Cash Benefits or Other Monetary Benefits to the Board Members of Wincor Nixdorf		69
18.	Results of the Takeover Offer and Other Announcements		70
19.	Information Regarding Tax		70
20.	Applicable Law; Place of Jurisdiction		72
21.	Declaration of Acceptance of Responsibility for the Contents of this Offer Document		72
22.	Signatures		72
Annex 1 Financing Confirmation			A-1
Annex 2 Persons Acting in Concert with Diebold, Incorporated (Subsidiaries of Diebold) as of January 27, 2016			A-2
Annex 3 Persons Acting in Concert with Wincor Nixdorf (Subsidiaries of Wincor Nixdorf) as of January 27, 2016			A-4
Annex 4 Information pursuant to Section 2 no. 2 of the Takeover Offer Regulation in conjunction with Section 7 Securities Prospectus Act (Wertpapierprospektgesetz) and the Commission Regulation (EC) No 809/2004 (April 29, 2004), as amended, implementing Directive 2003/71/EC of the European Parliament and of the Council regarding information contained in prospectuses, as well as the format, incorporation by reference and publication of such prospectuses and dissemination of advertisements			A-6
Annex 5 Share Price and Liquidity Analysis of Diebold, Incorporated			A-7

-iii-

Defined Terms

Acceptance Period	15
Additional Acceptance Period	16
Announcement of Results	70
Antitrust Authority	7
Articles of Incorporation	17
ATM	18
Authorized Capital 2014	23
Authorized Shares	17
BaFin	2
Bank Credit Agreement	57
Banking	25
Bidder	1
Blocked Account Agreement	55
Bridge Credit Agreement	57
Business Combination Agreement	32
Business Day	4
Cash Component	6
Clearstream	6
Closing Conditions	43
Code of Regulations	17
Combined Group	30
Conditional Capital 2013	23
Conditional Capital 2014	24
Contractual Penalty	56
Custodian Bank	3
Declaration of Acceptance	49
Delisting	65
Diebold Group	1
Diebold KGaA	12
Diebold Offer Shares	1
Diebold Shares	1
Downlisting	65
DTC	17
Early Commencement Rule	43
EDGAR	3
EU Prospectus Regulation	1
Exchange Act	1
Executive Committee	36
Expected Supply Obligation	55

Expected Transaction Costs	56
Explanatory Financial Information	58
Frankfurt Stock Exchange	1
German Retail Investors	71
IFRS	2
Independent Expert	47
Integration Committee	32
ISIN	1
Issuance of Diebold Offer Shares	6
Line(s) of Business	34
Material Adverse Change	9
Material Compliance Violation	9
Maximum Number of Wincor Nixdorf Shares
59
Maximum Total Transaction Costs	55
Minimum Acceptance Rate	8
No Market Material Adverse Change Condition	45
Non-Tender Agreement	55
NYSE	1
Offer Consideration	6
Offer Document	1
Promissory Notes	60
Put Right	67
Put Right Period	67
Reasoned Statement	27
Regions	34
Registration Statement	1
Registration Statement Condition	44
Regulatory Condition	44
Retail	25
Sale of the Electronic Security Business	57
SEC	1
Securities Act	1
Securities Prospectus Act	1
Securities Trading Act	9
Segment Change	65
Settlement Agent	3
Share Component	6
Squeeze-Out	38
Takeover Act	1

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Takeover Offer	1
Takeover Offer Regulation	1
Target	1
Tendered Wincor Nixdorf Shares	49
Tendering Wincor Nixdorf Shareholders	11
Three-Month Average Price	39
Three-Month Period	40
Three-Month VWAP	40
Three-Month VWAP of the Diebold Offer Shares	40
Transaction Agreement	21
Transaction Costs	55
U.S. GAAP	2

United States	1
Unsecured Notes	58
Wincor Nixdorf	1
Wincor Nixdorf Articles of Association	5
Wincor Nixdorf Custodian Bank	23
Wincor Nixdorf Group	1
Wincor Nixdorf Shareholders	1
Wincor Nixdorf Shares	1
Wincor Nixdorf Shares put to the Bidder	67
Wincor Nixdorf Stock Option Plans	24
Wincor Nixdorf Treasury Shares	22

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1.	General Information on the Implementation of the Takeover Offer, particularly for Shareholders with a Place of Residence, Registered Office or Habitual Abode outside Germany

1.1	Implementation of the Takeover Offer According to the Provisions of the German Securities Acquisition and Takeover Act

This offer document (the “Offer Document”) describes the voluntary public takeover offer by way of a combined cash and exchange offer (the “Takeover Offer”) made by Diebold, Incorporated, registered under the laws of the state of Ohio, United States and with its principal executive offices at 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio 44720-8077, United States (the “Bidder”, and together with its subsidiaries and affiliated companies, the “Diebold Group”), to the shareholders of Wincor Nixdorf Aktiengesellschaft, with its registered office in Paderborn, Germany, registered with the commercial register (Handelsregister) of the Local Court Paderborn under registration number HRB 6846 (the “Target” or “Wincor Nixdorf”, and together with its subsidiaries and affiliated companies, the “Wincor Nixdorf Group”) (the shareholders of Wincor Nixdorf, the “Wincor Nixdorf Shareholders” and the ordinary bearer shares without par value of Wincor Nixdorf with the International Securities Identification Number (“ISIN”) DE000A0CAYB, the “Wincor Nixdorf Shares”).

The Takeover Offer is a voluntary public offer to acquire securities pursuant to the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, the “Takeover Act”) in conjunction with the German Regulation on the Content of the Offer Document, Consideration for Takeover Offers and Mandatory Offers and the Release from the Obligation to Publish and Issue an Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots – WpÜG-Angebotsverordnung, the “Takeover Offer Regulation”). The Takeover Offer is exclusively carried out in accordance with German law and applicable provisions of the securities laws of the United States of America (the “United States”), including the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”).

Pursuant to applicable U.S. securities laws, including Section 5 of the Securities Act, and Rule 145 thereunder, the Bidder is required to file a registration statement on Form S-4 (the “Registration Statement”) with respect to the common shares (ISIN US2536511031) offered in this Takeover Offer (the “Diebold Offer Shares”). The Takeover Offer may only be settled after the U.S. Securities and Exchange Commission (the “SEC”) declares the Registration Statement effective. Once the Bidder has satisfactorily addressed all SEC comments in an amendment to the Registration Statement, the Bidder may request effectiveness and the SEC will declare the Registration Statement effective. The Diebold Offer Shares will be fully fungible with the other common shares of the Bidder (the Diebold Offer Shares and the other common shares of the Bidder together, the “Diebold Shares”), including with respect to dividend entitlements (based on the Bidder’s quarterly dividend distribution) as well as voting rights, and the Diebold Offer Shares will be admitted to trading on the New York Stock Exchange (the “NYSE”) and all Diebold Shares will be admitted to trading on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) (“Frankfurt Stock Exchange”). On the basis of the Early Commencement Rule (as defined in Section 10.2.2), the Bidder may begin the Takeover Offer pursuant to a preliminary prospectus filed with the SEC prior to the effectiveness of the Registration Statement (see Section 10.2).

Annex 4 contains information according to Section 2 no. 2 of the Takeover Offer Regulation in conjunction with Section 7 of the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Securities Prospectus Act”) and the Commission Regulation (EC) No 809/2004 of April 29, 2004 implementing Directive 2003/71/EC of the European Parliament and of the European Council with regards to information contained in prospectuses as well as the format, incorporation by reference and publication of such prospectuses and dissemination of advertisements (the “EU Prospectus Regulation”). Annex 4 forms part of this Offer Document and should be read together with the main part of this Offer Document.

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With the exception of Annex 1 (Financing Confirmation), Annex 2 (List of Persons Acting in Concert with the Bidder (Subsidiaries of Diebold)), Annex 3 (List of Persons Acting in Concert with the Target (Subsidiaries of Wincor Nixdorf)), Annex 4 (Section 2 no. 2 of the Takeover Offer Regulation in conjunction with Section 7 Securities Prospectus Act) and Annex 5 (Share Price and Liquidity Analysis), there are no further documents that form part of this Offer Document.

With this Takeover Offer, the Bidder is not making any public offer pursuant to any laws other than the laws of Germany and the laws of the United States. Consequently, unless required by mandatory law, no other announcements have been made, and no other registrations, approvals, admissions or authorizations have been applied for or granted, in respect of this Offer Document and/or the Takeover Offer outside Germany or the United States (with respect to the publication and dissemination of the Offer Document please refer to Section 1.5). As a result, the Wincor Nixdorf Shareholders cannot rely upon the application of foreign laws for investor protection.

1.2	Special Information for Wincor Nixdorf Shareholders whose place of residence, seat or habitual abode is in the United States

The Takeover Offer is being made in the United States in reliance on, and in compliance with, applicable provisions of Section 14(e) and Regulation 14E of the Exchange Act. The Takeover Offer refers to shares of a German company and is subject to the legal provisions of the Federal Republic of Germany regarding the implementation and disclosure requirements for such an offer which differ substantially from the corresponding legal provisions of the United States. For example, certain financial information in this Offer Document has been determined in accordance with the International Financial Reporting Standards (the “IFRS”) as adopted by the European Union and may therefore not be comparable to financial information relating to U.S. companies and other companies whose financial information is determined in accordance with the Generally Accepted Accounting Principles of the United States (the “U.S. GAAP”). Furthermore, the payment and settlement procedure with respect to the Takeover Offer will comply with the relevant German rules which differ from payment and settlement procedures customary in the United States, particularly with regard to the payment date of the consideration.

1.3	Publication of the Decision to Launch a Takeover Offer

On November 23, 2015, the Bidder published its decision to launch the Takeover Offer under Section 10 para. 1 sentence 1 Takeover Act. The referenced publication of the Bidder is available on the internet at http://www.diebold.com/ in the Investor Relations section.

1.4	Review of the Offer Document by BaFin

The German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (the “BaFin”) has reviewed this Offer Document in the German language and has approved its publication on February 4, 2016. The English translation has not been subject to review by the BaFin. No other documents form a part of this Takeover Offer.

This Takeover Offer is exclusively carried out in accordance with German law and certain applicable provisions of the securities laws of the United States (see Section 1.1). Registrations, admissions or approvals of this Offer Document and/or this Takeover Offer under any other laws have not been made so far and are not intended.

1.5	Publication and Dissemination of this Offer Document

The Bidder has published this Offer Document in German in accordance with Sections 34, 14 paras. 2 and 3 Takeover Act on February 5, 2016, by (i) making an announcement on the internet at http://www.diebold.com/ in the Investor Relations section, and (ii) keeping copies available for distribution free of charge for all Wincor Nixdorf Shareholders through Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany (inquiries by facsimile at +49 69 910 38794 or by email at

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dct.tender-offers@db.com) (the “Settlement Agent”). The Bidder has provided a non-binding English translation to the Wincor Nixdorf Shareholders in the same way. Only the German Offer Document, whose publication has been approved by BaFin on February 4, 2016, has binding effect for this Takeover Offer.

The announcement pursuant to Section 14 para. 3 sentence 1 no. 2 Takeover Act, regarding the availability of this Offer Document through the Settlement Agent for distribution free of charge and the internet address under which this Offer Document is published, was published by the Bidder in the Federal Gazette (Bundesanzeiger) on February 5, 2016.

Immediately after approval of the publication of the German Offer Document by BaFin, the non-binding English translation of this Offer Document will be filed by the Bidder with the SEC and will be available electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The English translation of this Offer Document can be located on EDGAR at http://www.sec.gov/edgar/searchedgar/companysearch.html. On this website, search for “Diebold Inc” under “company name.” The English translation of this Offer Document is also available on the internet at http://www.diebold.com/ in the Investor Relations section. In addition, the Settlement Agent keeps the non-binding English translation for distribution free of charge.

In addition, the U.S. Shareholders of Wincor Nixdorf can request, free of charge, the delivery of the English translation of this Offer Document to the United States either through the aforementioned internet address or by contacting the Settlement Agent using the aforementioned contact details. The Bidder will also announce by way of an English language press release via an electronically operated information distribution system in the United States where copies of this Offer Document will be available free of charge and at which internet address this Offer Document is published. The aforementioned publications serve the purpose of complying with the mandatory provisions of the Takeover Act and of complying with the Securities Act and the Exchange Act. In addition, in the United States, the Bidder has filed a Registration Statement with the SEC that includes a prospectus of the Bidder to be used in connection with the Takeover Offer made to U.S. shareholders of Wincor Nixdorf. After the Registration Statement is declared effective by the SEC, the prospectus will be available electronically through the SEC’s EDGAR system at http://www.sec.gov/edgar/searchedgar/companysearch.html.

Except as set forth above, no publications of this Offer Document are intended.

This Offer Document has been prepared without taking into account any particular person’s objectives, financial situation or needs. Therefore, Wincor Nixdorf Shareholders should, before acting based on the information contained in this Offer Document, consider such information with regard to their personal objectives, financial situation and needs as well as individual tax situation.

This Takeover Offer and this Offer Document shall not constitute the publication of an offer or an advertisement of an offer pursuant to laws and regulations of jurisdictions other than those of Germany and the United States. In particular, this Offer Document, or any summary or excerpt thereof, shall not be directly or indirectly distributed, disseminated or circulated outside Germany or the United States if and to the extent such distribution, dissemination or circulation is not in compliance with applicable foreign regulations, or depends on the issuance of authorizations, compliance with official procedures or any other legal requirements, and such conditions are not satisfied. The Bidder has not approved the publication, sending, distribution or dissemination of the Offer Document or other documents associated with the Takeover Offer by third parties outside the Federal Republic of Germany or the United States. The Bidder is not responsible for ensuring that the publication, distribution, dissemination or circulation of this Offer Document outside Germany and the United States is consistent with the provisions of legal systems other than those of Germany and the United States.

The Bidder makes this Offer Document available, upon request, to the respective custodian securities services companies that hold custody of the Wincor Nixdorf Shares (each, a “Custodian Bank”) for distribution to the Wincor Nixdorf Shareholders with domicile, registered office or habitual abode in Germany, the European Union, the European Economic Area and the United States only. The Custodian

3

Banks may not otherwise publish, send, distribute or disseminate this Offer Document, unless this takes place in accordance with all applicable domestic and foreign legal provisions.

1.6	Acceptance of the Takeover Offer outside Germany and the United States

The acceptance of the Takeover Offer outside Germany and the United States may be subject to legal restrictions.

The Takeover Offer may be accepted by all domestic and foreign Wincor Nixdorf Shareholders (including those with domicile, registered office or habitual abode in Germany, the European Union, the European Economic Area and the United States) in accordance with this Offer Document and the relevant applicable legal provisions. Wincor Nixdorf Shareholders who come into possession of this Offer Document outside of Germany and the United States and/or who wish to accept the Takeover Offer outside of Germany and the United States are advised to inform themselves of the relevant applicable legal provisions and to comply with them. Neither the Bidder nor persons acting in concert with the Bidder within the meaning of Section 2 para. 5 sentences 1 and 3 Takeover Act assume responsibility for the admissibility of the acceptance of the Takeover Offer outside of Germany and the United States being permissible under the relevant applicable legal provisions.

Unless required by mandatory law, no action has been or will be taken in any jurisdiction other than Germany or the United States that would permit a public offering of the Diebold Offer Shares, or permit possession or distribution of this Offer Document or any advertising material relating to the Diebold Offer Shares, except as described in Section 1.5.

2.	Notes on the Information Contained in this Offer Document

2.1	General

References to the time in this Offer Document refer to local time in Frankfurt am Main, Germany (Central European Time or Central European Summer Time), unless stated otherwise. References to a “Business Day” refer to a day other than a Saturday, Sunday or other day on which banks in Frankfurt am Main, Germany, or New York, New York, United States, are generally closed. To the extent that expressions such as “currently”, “at the present time”, “at the moment”, “now”, “at present” or “today” are used in this Offer Document, they refer to the point in time of publication of this Offer Document, except as otherwise expressly stated.

References to “€” refer to the legal currency of Germany and certain other member states of the European Union as from January 1, 1999; references to “$” refer to the legal currency of the United States. References to “subsidiaries” relate to subsidiaries within the meaning of Section 2 para. 6 Takeover Act.

The Bidder has not authorized third parties to make statements about the Takeover Offer or this Offer Document. If third parties nevertheless make such statements, such statements shall neither be attributable to the Bidder, nor to persons acting jointly with the Bidder.

2.2	Status and Sources of Information Contained in this Offer Document

Unless expressly noted otherwise, all information and statements on intentions and all other information in this Offer Document are based on the knowledge or the intention of the Bidder at the time of the publication of this Offer Document.

The information regarding Wincor Nixdorf and Wincor Nixdorf Group contained in this Offer Document is based, among other things, on information made available during due diligence that was carried out prior to the conclusion of the Business Combination Agreement (as defined in Section 7.3). The due diligence was limited in time and scope due to the nature of the transaction (public takeover of a listed company); it was carried out between September and November 2015 and covered financial, legal and operational matters (see also Section 7.1). Additional information was provided to the Bidder by Wincor Nixdorf in the course of the preparation of the Registration Statement and this Offer Document, including oral information. In addition, information regarding Wincor Nixdorf and Wincor Nixdorf Group contained in this Offer Document is based on

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publicly accessible sources (such as published annual reports, annual financial statements, prospectuses, press releases or analyst presentations), in particular information published on internet at http://www.wincor-nixdorf.com, as well as Wincor Nixdorf’s articles of association (“Wincor Nixdorf Articles of Association”) and information derived from the commercial register, and the Business Combination Agreement (as defined in Section 7.3). Beyond the aforementioned due diligence and discussion with Wincor Nixdorf management and advisors, the Bidder did not review all information independently. The Bidder cannot rule out that the information about Wincor Nixdorf and Wincor Nixdorf Group described in this Offer Document has changed since its publication.

2.3	Forward-Looking Statements

This Offer Document and the documents referred to in it contain certain forward-looking statements. These statements do not represent facts and are characterized by words such as “expect”, “believe”, “estimate”, “intend”, “aim”, “assume” or similar words. Such statements express the intentions, opinions or current expectations of the Bidder, persons acting in concert with it within the meaning of Section 2 para. 5 sentences 1 and 3 Takeover Act, as well as their subsidiaries, with respect to possible future events, e.g., regarding possible consequences of the Takeover Offer for Wincor Nixdorf and the Wincor Nixdorf Shareholders or for future financial results of Wincor Nixdorf.

Such forward-looking statements are based on current plans, estimates and forecasts which the Bidder, the persons acting in concert with it within the meaning of Section 2 para. 5 sentences 1 and 3 Takeover Act, as well as their subsidiaries, have made to the best of their knowledge, but which do not claim to be correct in the future. Forward-looking statements are subject to risks and uncertainties that are difficult to predict and generally cannot be influenced by the Bidder, the persons acting in concert with it within the meaning of Section 2 para. 5 sentences 1 and 3 Takeover Act, as well as their subsidiaries. The forward-looking statements contained in this Offer Document could turn out to be incorrect and future events and developments could considerably deviate from the forward-looking statements contained in this Offer Document.

It is possible that the Bidder may change its intentions and the estimates outlined in this Offer Document after the publication of this Offer Document, subject to existing contractual agreements.

2.4	No Updates

The Bidder will only update this Offer Document to the extent permissible and required under the Takeover Act, and will comply with its obligations under United States law in accordance with the Exchange Act to inform security holders of any material change in the information published, sent or given to security holders. The Bidder will also, as applicable, publish additional accompanying information regarding the Takeover Offer, which will be made available on the internet at http://www.diebold.com in the Investor Relations section, and will file such information in English on the SEC’s website under the link to the EDGAR system described in Section 1.5.

3.	Summary of the Takeover Offer

The following summary contains an overview of selected information provided in this Offer Document. It is supplemented by, and should be read in conjunction with, the information and particulars set out elsewhere in this Offer Document. Therefore, this summary does not contain all information that may be relevant for Wincor Nixdorf Shareholders. Thus, Wincor Nixdorf Shareholders should carefully read the entire Offer Document.

Wincor Nixdorf Shareholders, particularly Wincor Nixdorf Shareholders with a place of residence, registered office or habitual abode outside Germany, should pay particular attention to the information set out in Section 1 of this Offer Document, “General Information on the Implementation of the Takeover Offer, Particularly for Shareholders with a Place of Residence, Registered Office or Habitual Abode Outside Germany”.

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Bidder:	Diebold, Incorporated, 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio, 44720-8077, United States.

Target:	Wincor Nixdorf Aktiengesellschaft, Heinz-Nixdorf-Ring 1, 33106 Paderborn, Germany.

Subject matter of the Takeover Offer:	Acquisition of all ordinary bearer shares, without par value (auf den Inhaber lautende Stammaktien ohne Nennbetrag) of Wincor Nixdorf with the ISIN DE000A0CAYB2, each representing a pro-rata amount of the share capital of €1.00 and each with full dividend rights and all ancillary rights associated therewith at the time of completion of the Takeover Offer.

Offer Consideration:	For each Wincor Nixdorf Share, €38.98 in cash (the “Cash Component”) and 0.434 common shares of the Bidder (Diebold Offer Shares) (ISIN US2536511031) (the “Share Component”, together with the Cash Component, the “Offer Consideration”).

The Diebold Offer Shares will be issued pursuant to a resolution of the board of directors of the Bidder dated as of November 21, 2015, which will authorize certain authorized persons to issue the Diebold Offer Shares on behalf of the Bidder subject to the satisfaction or waiver of certain conditions (as described in the Section Issuance of Diebold Offer Shares below).

Issuance of Diebold Offer Shares:	As of the date of the publication of this Offer Document, the Bidder is authorized to issue up to 125,000,000 common shares each with a par value of $1.25, of which a total of 79,716,861 common shares have been issued.

By resolution of the board of directors of the Bidder dated as of November 21, 2015, the board of directors of the Bidder determined that, subject to the satisfaction or, where permissible, waiver of the Closing Conditions (as defined in Section 11.1), the Diebold Offer Shares be set aside, reserved and authorized for issuance in connection with the consummation of the Takeover Offer. The board of directors of the Bidder further resolved, subject to the satisfaction or, where permissible, waiver of the Closing Conditions (as defined in Section 11.1), among other things, that the Bidder, acting through certain authorized officers or each of them individually, or their designees or agents, be authorized and empowered to issue the Diebold Offer Shares pursuant to and on the terms set forth in the Business Combination Agreement (as defined in Section 7.3) and this Offer Document without further action by the board of directors (the “Issuance of Diebold Offer Shares”).

Acceptance:	The acceptance of the Takeover Offer must be declared in writing to the respective Custodian Bank within the Acceptance Period (as defined in Section 4.2) or the Additional Acceptance Period (as defined in Section 4.4), respectively. The acceptance will become valid with the timely transfer of the Wincor Nixdorf Shares tendered within the Acceptance Period or the Wincor Nixdorf Shares tendered within the Additional Acceptance Period to ISIN DE000A169QN2 (WKN A16 9QN) at Clearstream Banking AG, Frankfurt (“Clearstream”).

If the acceptance is declared within the Acceptance Period (as defined in Section 4.2) or the Additional Acceptance Period (as defined in Section 4.4) to the Custodian Bank, the transfer of Wincor Nixdorf Shares at Clearstream shall be deemed effected on time if the transfer has been effected no later than by

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6:00 p.m. (Central European Time / Central European Summer Time) on the second Business Day after the expiration of the Acceptance Period or after the expiration of the Additional Acceptance Period.

Withdrawal Rights:	Prior to the expiration of the Acceptance Period, Wincor Nixdorf Shareholders may at any time withdraw from the agreements that were concluded as a consequence of the acceptance of the Takeover Offer.

Acceptance Period:	The Acceptance Period (as defined in Section 4.2) of the Takeover Offer starts on February 5, 2016 and ends on March 22, 2016 at 24:00 hours (Central European Time). This period may be extended.

Additional Acceptance Period:	The Additional Acceptance Period (as defined in Section 4.4) is expected to begin on March 30, 2016 and to expire on April 12, 2016, at 24:00 hours (Central European Summer Time).

Closing Conditions:	This Takeover Offer and the agreements resulting from its acceptance will only be consummated if the following Closing Conditions (as defined in Section 11.1) are satisfied or effectively waived by the Bidder before the default of the respective Closing Condition (see Section 11.3):

1.      Regulatory Condition

After publication of this Offer Document and no later than November 21, 2016, the transactions contemplated by this Takeover Offer have been approved by the competent antitrust authorities (each an “Antitrust Authority”) in the following jurisdictions or the statutory waiting periods in the following jurisdictions have lapsed, with the result that the transactions contemplated by this Takeover Offer may be completed:

(1)    Austria, Poland, Portugal, Slovakia and Spain and/or the European Union, if and to the extent the European Commission has authority pursuant to Council Regulation (EC) No. 139/2004 of January 20, 2004;

(2)    The United States of America;

(3)    Brazil;

(4)    China;

(5)    Russia; and

(6)    Turkey.

2.      Registration Statement Condition

The  Registration Statement regarding the Diebold Offer Shares:

(1)    has been declared effective by the SEC between the publication of this Offer Document and the expiration of the Acceptance Period (as defined in Section 4.2); and

(2)    at the expiration of the Acceptance Period is not the subject of any stop order by the SEC pursuant to Section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order.

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3.      Minimum Tender Condition

At the time of the expiration of the Acceptance Period (as defined in Section 4.2), the sum of the number of

(1)    Tendered Wincor Nixdorf Shares (as defined in Section 12.2(2)) (including those Wincor Nixdorf Shares for which the acceptance of this Takeover Offer has been declared during the Acceptance Period (as defined in Section 4.2) but only becomes effective after the end of the Acceptance Period (as defined in Section 4.2) by transferring the Wincor Nixdorf Shares to ISIN DE000A169QN2 (WKN A16 9QN)) for which the right to withdrawal, if any, has not been validly exercised in accordance with this Offer Document,

(2)    Wincor Nixdorf Shares held directly by the Bidder, any member of Diebold Group or any person acting in concert with the

         Bidder within the meaning of Section 2 para. 5 Takeover Act (excluding, for the avoidance of doubt, any Wincor Nixdorf Treasury Shares),

(3)    Wincor Nixdorf Shares that must be attributed to the Bidder or any member of Diebold Group in accordance with Section 30 Takeover Act, and

(4)    Wincor Nixdorf Shares for which the Bidder, any member of Diebold Group or any person acting in concert with the Bidder within the meaning of Section 2 para. 5 Takeover Act has entered into an agreement outside of this Takeover Offer, giving them the right to demand the transfer of title of such Wincor Nixdorf Shares,

(Wincor Nixdorf Shares that fall within the scope of several of the Sections 3(1) through (4) are counted only once) equals at least 22,362,159 Wincor Nixdorf Shares (approximately 67.6 percent of all Wincor Nixdorf Shares existing at the time of approval of the publication of this Offer Document by BaFin) (the “Minimum Acceptance Rate”).

4.      No Market Material Adverse Change Condition

(1)    Between the publication of this Offer Document and the expiration of the Acceptance Period (as defined in Section 4.2), trading on the Frankfurt Stock Exchange shall not have been suspended for more than three consecutive trading days for all shares admitted to trading on the entire Frankfurt Stock Exchange.

(2)    Furthermore, the closing quotations of the DAX (ISIN DE0008469008), as determined by Deutsche Börse AG, Frankfurt am Main, Germany, or a successor thereof, and published on its website (currently: www.deutsche-boerse.com), of the two trading days prior to the end of the Acceptance Period (as defined in Section 4.2) are no more than 28.5 percent below the closing quotation of the DAX on the trading day immediately preceding the day of approval of the publication of this Offer Document by BaFin (namely, not below 6,745.90 points).

The Closing Conditions in Sections 4(1) and 4(2) constitute independent Closing Conditions.

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5.      No Wincor Nixdorf Material Adverse Change Condition

Between the publication of this Offer Document and the expiration of the Acceptance Period (as defined in Section 4.2) neither

(1)    Wincor Nixdorf has published new circumstances pursuant to Section 15 Securities Trading Act (Wertpapierhandelsgesetz, the “Securities Trading Act”), nor

(2)    circumstances have occurred that would have had to be published by Wincor Nixdorf pursuant to Section 15 Securities Trading Act or that Wincor Nixdorf did not publish because of a self-exception pursuant to Section 15 para. 3 Securities Trading Act, that, in case of a one-time event, result in a negative effect on the annual EBITDA (as defined in Wincor Nixdorf’s annual report for the fiscal year ended September 30, 2015) of Wincor Nixdorf in an amount of at least €50 million, and/or, in case of a recurring event, result in a recurring negative effect on the annual EBITDA (as defined in Wincor Nixdorf’s annual report for the fiscal year ended September 30, 2015) of Wincor Nixdorf in an amount of at least €18 million for the fiscal years 2015/2016, 2016/2017 and 2017/2018, or that, in each case, could reasonably be expected to have such effect (“Material Adverse Change”).

Whether a Material Adverse Change has occurred between the publication of this Offer Document and the expiration of the acceptance period will be determined exclusively by an expert opinion of the Independent Expert as set out in greater detail in Section 11.2. If (i) the Independent Expert (as defined in Section 11.2) confirms that a Material Adverse Change has occurred, (ii) this expert opinion of the Independent Expert has been received by the Bidder by the expiration of the acceptance period and (iii) the Bidder has published the receipt and result of this expert opinion of the Independent Expert no later than on the required date of publication pursuant to Section 23 para. 1 sentence 1 no. 2 Takeover Act, the Closing Condition as set out in this Section 5 shall be deemed not satisfied. In all other cases, the Closing Condition as set out in this Section 5 shall be deemed to have been satisfied.

6.      No Material Compliance Violation

Between the publication of this Offer Document and the expiration of the Acceptance Period (as defined in Section 4.2) , no criminal or administrative offense (Ordnungswidrigkeit) relating to applicable corruption, anti-bribery, money-laundering or cartel laws (such a criminal or material administrative offense, a “Material Compliance Violation”) by a member of a governing body or officer of Wincor Nixdorf or a subsidiary of Wincor Nixdorf, while any such person was operating in their official capacity at, or on behalf of, Wincor Nixdorf or a subsidiary of Wincor Nixdorf is known to have occurred, if any such Material Compliance Violation constitutes insider information for Wincor Nixdorf pursuant to Section 13 Securities Trading Act or has constituted insider information prior to its publication.

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Whether a Material Compliance Violation has occurred between the publication of this Offer Document and the expiration of the acceptance period will be determined exclusively by an expert opinion of the Independent Expert as set out in greater detail in Section 11.2. If (i) the Independent Expert (as defined in Section 11.2) confirms that a Material Compliance Violation has occurred, (ii) this expert opinion of the Independent Expert has been received by the Bidder by the expiration of the acceptance period and (iii) the Bidder has published the receipt and result of the expert opinion of the Independent Expert no later than on the required date of publication pursuant to Section 23 para. 1 sentence 1 no. 2 Takeover Act, the Closing Condition as set out in this Section 6 shall be deemed not satisfied. Otherwise, the Closing Condition as set out in this Section 6 shall be deemed to have been satisfied.

7.      No Increase of Share Capital; No Issuance of Wincor Nixdorf Treasury Shares

Between the publication of this Offer Document and the expiration of the Acceptance Period (as defined in Section 4.2):

(1)    Wincor Nixdorf shall not have increased its share capital; and

(2)    Wincor Nixdorf shall not have granted, delivered, sold, committed to sell or to transfer, or in any other way disposed of any or all of the Wincor Nixdorf Treasury Shares (as defined in Section 6.2.2).

The Closing Condition in Sections 7(1) and 7(2) constitute independent Closing Conditions. For the avoidance of doubt, the issuance of new stock options to management directors and employees does not constitute a default of this Closing Condition, even if in principle such stock options could be satisfied by delivery of treasury shares or conditioned capital pursuant to the terms and conditions of the existing stock option plans.

8.      No Over-Indebtedness or Insolvency

Between the publication of this Offer Document and the expiration of the Acceptance Period (as defined in Section 4.2), Wincor Nixdorf does not publish pursuant to Section 15 Securities Trading Act that:

(1)    Insolvency proceedings under German law have been opened in respect of the assets of Wincor Nixdorf or the management board of Wincor Nixdorf has applied for such proceedings to be opened; or

(2)    There are grounds that would require an application for the opening of insolvency proceedings.

The Closing Conditions in Sections 8(1) and 8(2) constitute independent Closing Conditions.

9.      No Superior Competing Offer

Between the publication of this Offer Document and the expiration of the Acceptance Period (as defined in Section 4.2), no competing offer by a third party within the meaning of Section 22 Takeover Act was announced pursuant to Section 10 para. 1 sentence 1 Takeover Act which according to an ad hoc notification by Wincor Nixdorf pursuant to Section 15 Securities Trading Act, (i) offers an overall consideration exceeding the consideration offered by this Takeover Offer, or (ii) is otherwise determined by the management board and the supervisory board of Wincor Nixdorf to be in the best interest of Wincor Nixdorf.

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10.    No Prohibition or Illegality of the Takeover Offer or of the Business Combination

At the expiration of the Acceptance Period (as defined in Section 4.2), no temporary restraining order or preliminary or permanent injunction or other order of a competent governmental authority has been issued and is still in force or continues to exist in

(1)    a member state of the European Union;

(2)    the United States of America;

(3)    Brazil;

(4)    China;

(5)    Colombia;

(6)    Russia;

(7)    Turkey;

(8)    Canada;

(9)    Australia; or

(10)  Japan

and prohibits or makes unlawful the business combination or the acquisition or direct or indirect ownership of Wincor Nixdorf Shares through the Bidder or Diebold KGaA and as a result prevents consummation of the Takeover Offer.

Settlement:

The Settlement Agent will arrange that all Diebold Offer Shares created through the Issuance of Diebold Offer Shares will be transferred through Clearstream and the respective Custodian Banks to the securities custody account of the Wincor Nixdorf Shareholders who accepted the Takeover Offer. The Settlement Agent will also arrange for the Cash Component to be credited through Clearstream and the respective Custodian Banks.

Prior to the time of delivery of the Diebold Offer Shares to the Wincor Nixdorf Shareholders under the Takeover Offer, the Bidder will apply for admission to trading of Diebold Offer Shares on the NYSE and on the Frankfurt Stock Exchange and of all Diebold Shares on the Frankfurt Stock Exchange. If all Closing Conditions have been satisfied by the end of the Additional Acceptance Period (as defined in Section 4.4) and the Takeover Offer has been settled without undue delay thereafter, the Bidder expects trading to begin immediately after delivery of the Diebold Offer Shares to the Wincor Nixdorf Shareholders having accepted the Takeover Offer (“Tendering Wincor Nixdorf Shareholders”), presumably on April 27, 2016. If the Regulatory Condition (as defined in Section 11.1.1), which may remain outstanding until November 21, 2016, has not been satisfied by the end of the Additional Acceptance Period (as defined in Section 4.4) (or waived until one working day prior to the end of the Acceptance Period (as defined in Section 4.2)), the settlement of the Takeover Offer will be delayed accordingly until satisfaction of this condition.

The Diebold Offer Shares will be transferred to the securities custody accounts of the Custodian Banks maintained at Clearstream no later than seven Business Days following the later of (i) the publication of the results of the Additional Acceptance Period (as defined in Section 4.4) pursuant to Section 23 para. 1 no. 3 Takeover Act or (ii) the satisfaction of the Regulatory Condition (as defined in Section 11.1.1) that may remain outstanding until November 21, 2016.

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In the course of the settlement, the Settlement Agent will transfer the Offer Consideration through Clearstream to the Custodian Banks, and the Custodian Banks will credit the Diebold Offer Shares (subject to the fractional shares rules in Section 12.4) in exchange for Tendered Wincor Nixdorf Shares (as defined in Section 12.2(2)) to the securities custody account of the relevant former Wincor Nixdorf Shareholder and credit the Cash Component per Tendered Wincor Nixdorf Share to the relevant account of the former Wincor Nixdorf Shareholder at the Custodian Banks. Simultaneously, Clearstream will transfer the Tendered Wincor Nixdorf Shares to the securities custody account of Diebold Holding Germany Inc. & Co. KGaA (“Diebold KGaA”), held by the Settlement Agent to the securities account of the Settlement Agent at Clearstream.

With the transfer of the Diebold Offer Shares and the Cash Component to the respective securities custody accounts and bank accounts of the Tendering Wincor Nixdorf Shareholders, the Bidder transfers ownership and pays, respectively, the Offer Consideration to the Tendering Wincor Nixdorf Shareholders and with the transfer of the Tendered Wincor Nixdorf Shares (as defined in Section 12.2(2)) to Diebold KGaA, the Tendering Wincor Nixdorf Shareholders transfer ownership of the Tendered Wincor Nixdorf Shares to Diebold KGaA.

If fractions of Diebold Offer Shares are created as a result of the acceptance of the Takeover Offer by Wincor Nixdorf Shareholders, these fractions will be disposed of by means of a fractional adjustment (Spitzenverwertung) and the former Wincor Nixdorf Shareholders so entitled will be paid in cash and the proceeds credited for any fractional shares of Diebold Offer Shares will be determined on the basis of the average proceeds per share. The resulting proceeds from these disposals will be credited to the accounts of the relevant Wincor Nixdorf Shareholders within ten Business Days after the deposit of the Diebold Offer Shares to the securities custody accounts of the former Wincor Nixdorf Shareholders has occurred. Because market prices of Diebold Shares will fluctuate, cash proceeds received by Wincor Nixdorf Shareholders in respect of their fractional shares may be different than an amount calculated based on the market price of a Diebold Share at the time of the settlement of the Takeover Offer.

Assuming the Announcement of Results (as defined in Section 18) occurs on April 15, 2016, and all Closing Conditions (as defined in Section 11.1) are satisfied up to this point or have been effectively waived by the Bidder by the end of the working day prior to the expiration of the Acceptance Period, the Diebold Offer Shares and the Cash Component would be expected to be credited by April 26, 2016, and the proceeds from the fractional adjustments would be expected to be credited by the respective Custodian Banks by May 11, 2016.

If the Regulatory Condition (as defined in Section 11.1.1), which may remain outstanding until November 21, 2016, is not satisfied by the end of the Additional Acceptance Period and has not been effectively waived until one working day prior to the expiration of the Acceptance Period (as defined in Section 4.2), the settlement of the Takeover Offer will be delayed accordingly until satisfaction of this condition.

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If the Regulatory Condition (as defined in Section 11.1.1) is satisfied on the latest possible date, November 21, 2016, and has not been waived as of the expiration of the Acceptance Period, the Diebold Offer Shares and the Cash Component would be expected to be credited by November 30, 2016 and the proceeds from fractional adjustments would be expected to be credited by the respective Custodian Banks by December 14, 2016.

Costs of Acceptance:	Acceptance of the Takeover Offer is free of costs and expenses for the Wincor Nixdorf Shareholders who hold their Wincor Nixdorf Shares in German custody accounts (except for the costs of transmitting the Declaration of Acceptance (as defined in Section 12.2(1)) to the relevant Custodian Bank). For this purpose, the Bidder grants a market-standard commission to the Custodian Banks, communicated separately.

However, potential additional costs and expenses charged by Custodian Banks or foreign investment service providers, as well as applicable expenses incurred outside Germany, must be borne by the relevant Wincor Nixdorf Shareholders.

Trading:

The Bidder will ensure that the Tendered Wincor Nixdorf Shares (as defined in Section 12.2(2)) as well as Wincor Nixdorf Shares put to the Bidder (as defined in Section 15.5), if any, under the ISIN DE000A169QN2 (WKN A16 9QN) will be admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange no later than the third trading day after commencement of the Acceptance Period (as defined in Section 4.2). Trading in the Tendered Wincor Nixdorf Shares (as defined in Section 12.2(2)) as well as Wincor Nixdorf Shares put to the Bidder (as defined in Section 15.5), if any, on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange is expected to cease after the end of the regular stock exchange trading hours one working day after satisfaction of the last Closing Condition (as defined in Section 11.1) or, if later, one working day after the expiry of the Additional Acceptance Period (as defined in Section 4.4).

Wincor Nixdorf Shares that have not been tendered will continue to be traded under ISIN DE000A0CAYB2 (WKN A0C AYB).

ISIN:	Wincor Nixdorf Shares: ISIN DE000A0CAYB2 Tendered Wincor Nixdorf Shares: ISIN DE000A169QN2 Diebold Shares: ISIN US2536511031

Publication:	The Bidder has published this Offer Document in German in accordance with Sections 34, 14 paras. 2 and 3 Takeover Act on February 5, 2016, by (i) making an announcement on the internet at http://www.diebold.com/ in the Investor Relations section, and (ii) keeping copies available for distribution free of charge for all Wincor Nixdorf Shareholders through Deutsche Bank Aktiengesellschaft, Taunusalage 12, 60325 Frankfurt am main, Germany (inquiries by facsimile at +49 69 910 38794 or by email at dct.tender-offers@db.com). The Bidder has provided a non-binding English translation to the Wincor Nixdorf Shareholders in the same way. Only the German Offer Document, whose publication has been approved by BaFin on February 4, 2016, has binding effect for this Takeover Offer.

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The announcement pursuant to Section 14 para. 3 sentence 1 no. 2 Takeover Act, regarding the availability of this Offer Document through the Settlement Agent for distribution free of charge and the internet address under which this Offer Document is published, was published by the Bidder in the Federal Gazette (Bundesanzeiger) on February 5, 2016.

This non-binding English translation of this Offer Document is (i) available electronically through the SEC’s EDGAR system at http://www.sec.gov/edgar/searchedgar/companysearch.html and (ii) available on the internet at http://www.diebold.com/ in the Investor Relations section and (iii) kept for distribution free of charge through the Settlement Agent.

In addition, the U.S. Shareholders of Wincor Nixdorf can request, free of charge, the delivery of the English translation of this Offer Document to the United States either through the aforementioned internet address or by contacting the Settlement Agent using the aforementioned contact details. The Bidder will also announce by way of an English language press release via an electronically operated information distribution system in the United States where copies of this Offer Document will be available free of charge and at which internet address this Offer Document is published. The aforementioned publications serve the purpose of complying with the mandatory provisions of the Takeover Act and of complying with the Securities Act and the Exchange Act.

In addition, in the United States, the Bidder has filed a Registration Statement with the SEC that includes a prospectus of the Bidder to be used in connection with the Takeover Offer made to U.S. Shareholders of Wincor Nixdorf. After the Registration Statement is declared effective by the SEC, the prospectus will be available electronically through the SEC’s EDGAR system at http://www.sec.gov/edgar/searchedgar/companysearch.html.

All notifications and announcements required pursuant to the Takeover Act will also be published on the internet at http://www.diebold.com/ in the Investor Relations section (in German as well as in English) and in German in the Federal Gazette (Bundesanzeiger). The Bidder will also file such notifications and announcements in English with the SEC and otherwise comply with its obligation under U.S. law with respect to informing security holders of any material change in the information published, sent or given to security holders.

Information Regarding Tax	The taxation principles are set out in the section “Material German Tax Considerations” on pages 287 et seq. of Annex 4 of this Offer Document. There you will find, among other things, detailed information on the domestic tax treatment of the Offer Consideration, which includes the Share Component and the Cash Component and will be paid to Wincor Nixdorf Shareholders with tax residency in Germany and abroad. The Bidder recommends that every Wincor Nixdorf Shareholder, including German Retail Investors (as defined in Section 19), obtains tax advice regarding the relevant tax implications of accepting the Takeover Offer, particularly taking into account their individual tax situation, prior to accepting the Takeover Offer.

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4.	Takeover Offer

4.1	Subject Matter

The Bidder hereby offers to all Wincor Nixdorf Shareholders to acquire all ordinary bearer shares, without par value (auf den Inhaber lautende Stammaktien ohne Nennbetrag) of Wincor Nixdorf with the ISIN DE000A0CAYB2, each representing a pro-rata amount of the share capital of €1.00 and each with full dividend rights and all ancillary rights associated therewith at the time of completion of the Takeover Offer, in accordance with the terms of this Offer Document.

The Bidder offers, for each Wincor Nixdorf Share, the Offer Consideration consisting of a payment of €38.98 (Cash Component) and 0.434 Diebold Offer Shares (Share Component).

If the acceptance of the Takeover Offer results in fractional share rights of Wincor Nixdorf Shareholders in Diebold Offer Shares, such fractional shares will be disposed of by means of a fractional adjustment (Spitzenverwertung) (see Sections 12.3 and 12.4) and the entitled former Wincor Nixdorf Shareholders will be paid in cash.

In this regard, the Custodian Bank and/or the Settlement Agent will aggregate the fractional rights in Diebold Offer Shares shortly after settlement of the Takeover Offer and sell them in the open market. The proceeds, determined on the basis of the average proceeds per Diebold Offer Share, will then be distributed to the entitled former Wincor Nixdorf Shareholders who have tendered Wincor Nixdorf Shares on a pro rata basis within ten Business Days after the deposit of Diebold Offer Shares in the accounts of the accepting Wincor Nixdorf Shareholders. Because market prices of Diebold Shares will fluctuate, cash proceeds received by Wincor Nixdorf Shareholders in respect of their fractional shares may be different than an amount calculated based on the market price of a Diebold Share at the time of the settlement of the Takeover Offer.

4.2	Acceptance Period

The period for acceptance of the Takeover Offer starts with the publication of this Offer Document on February 5, 2016. It expires on

March 22, 2016, at 24:00 hours (Central European Time).

The period for acceptance of the Takeover Offer may be extended as set out in more detail in Section 4.3 of this Offer Document.

The period of acceptance of the Takeover Offer, where applicable as extended in accordance with Section 4.3 of this Offer Document, is referred to in this Offer Document as the “Acceptance Period”.

4.3	Extension of the Acceptance Period

The Bidder may amend the Takeover Offer in accordance with Section 21 para. 1 Takeover Act up to one working day prior to the expiration of the Acceptance Period, i.e., in the case of an expiration of the Acceptance Period on March 22, 2016, at 24:00 hours (Central European Time), until March 21, 2016 at 24:00 hours (Central European Time).

If an amendment to the Takeover Offer is published within the last two weeks prior to the expiration of the Acceptance Period, the Acceptance Period will be extended by two weeks (according to Section 21 para. 5 Takeover Act) and in accordance with Rule 14e-1 of the Exchange Act and will end on April 5, 2016 at 24:00 hours (Central European Summer Time). This applies even if the amended Takeover Offer would be in violation of any laws.

If a competing offer within the meaning of Section 22 para. 1 Takeover Act is made by a third party during the Acceptance Period, and if the Acceptance Period for this Takeover Offer expires prior to the expiration of the Acceptance Period for such a competing offer, the expiration date of the Acceptance Period for this Takeover Offer will correspond (regardless of the Closing Condition in Section 11.1.9) to the date on

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which the Acceptance Period of the competing offer expires (Section 22 para. 2 Takeover Act). This also applies when the competing offer is amended, prohibited or violates any laws.

If a general shareholders’ meeting of Wincor Nixdorf is called in connection with the Takeover Offer after this Offer Document has been published, the Acceptance Period pursuant to Section 16 para. 3 Takeover Act will be ten weeks from the publication of this Offer Document. The Acceptance Period would then expire on April 15, 2016 at 24:00 hours (Central European Summer Time).

The Acceptance Period will be extended only in accordance with the events provided for in the Takeover Act. The Bidder will publish any extension of the Acceptance Period in accordance with Section 18 of this Offer Document.

4.4	Additional Acceptance Period pursuant to Section 16 Para. 2 Takeover Act

Wincor Nixdorf Shareholders who have not accepted the Takeover Offer during the Acceptance Period may still accept it within two weeks after the Bidder has published the results of the Takeover Offer pursuant to Section 23 para. 1 sentence 1 no. 2 Takeover Act (“Additional Acceptance Period”), if all of the Closing Conditions (as defined in Section 11.1) other than the Regulatory Condition (as defined in Section 11.1.1) have been satisfied or effectively waived before their default at the end of the Acceptance Period.

The possibility of accepting the Takeover Offer during the Additional Acceptance Period is therefore in particular only possible if the Closing Condition of obtaining the Minimum Acceptance Rate (see Section 11.1.3) is satisfied prior to the expiration of the Acceptance Period, unless this Closing Condition has been effectively waived. The Minimum Acceptance Rate may also be reduced.

Subject to an extension of the Acceptance Period in accordance with Section 4.3 of this Offer Document, the Additional Acceptance Period starts—assuming publication of the results of this Takeover Offer pursuant to Section 23 para. 1 sentence 1 no. 2 Takeover Act occurs on March 29, 2016—on March 30, 2016 and ends on April 12, 2016, at 24:00 hours (Central European Summer Time). After the expiration of this Additional Acceptance Period, the Takeover Offer may no longer be accepted (except for a possible Put Right (as defined in Section 15.5) in accordance with Section 39c Takeover Act—see Section 15.5).

The procedure which applies to the acceptance of this Takeover Offer within the Additional Acceptance Period is described in Section 12.6, in conjunction with Sections 12.2 through 12.5 of this Offer Document. The acceptance is thus made in due time if the respective Custodian Bank is notified of the acceptance within the Additional Acceptance Period and the transfer of Wincor Nixdorf Shares to Clearstream has been carried out under the ISIN DE000A169QN2, at the latest, by 6:00 p.m. (Central European Summer Time) on the second Business Day after the expiration of the Additional Acceptance Period.

5.	Description of the Bidder

5.1	Legal Basis of the Bidder

The Bidder, Diebold, Incorporated was incorporated under the laws of the State of Ohio in August 1876, succeeding a proprietorship established in 1859. The Bidder has approximately 15,000 employees with business in more than 90 countries worldwide. The Bidder’s principal executive offices are located at 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio 44720-8077, United States and its telephone number at that location is +1(330) 490-4000.

5.2	Share Capital, Authorized Shares and Share-Based Compensation Awards

5.2.1	Share Capital

As of the date of the publication of this Offer Document, the Bidder had issued a total of 79,716,861 common shares each with a par value of $1.25. Of these common shares 65,014,989 were outstanding as of the same date. The remaining 14,701,872 common shares were held by the Bidder as treasury shares.

The Bidder’s common shares trade on the NYSE under ISIN US2536511031 and with the ticker symbol DBD.

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5.2.2	Authorized Shares and Issuance of Diebold Offer Shares

As of the date of the publication of this Offer Document, the Bidder is authorized to issue up to 125,000,000 common shares each with a par value of $1.25, of which a total of 79,716,861 common shares have been issued (the “Authorized Shares”).

The Ohio Revised Code provides that the authorized number of shares of an Ohio corporation must be set forth in the articles of incorporation. Under the Bidder’s amended and restated articles of incorporation (as amended and restated, the “Articles of Incorporation”), the Bidder was authorized to issue 26,000,000 shares consisting of 1,000,000 serial preferred shares without par value and 25,000,000 common shares each with a par value of $1.25. A meeting of the shareholders of the Bidder held on April 3, 1996 resolved to amend the Articles of Incorporation to increase the Bidder’s authorized number of common shares from 25,000,000 to 125,000,000, holding the par value at $1.25 each.

Under the Ohio Revised Code, except as otherwise provided by law, the Articles of Incorporation or the code of regulations of a corporation, the directors of a corporation may determine the time when, the terms under which, and the considerations for which the corporation issues, disposes of or receives subscriptions for, its shares, including treasury shares. Under the Bidder’s amended and restated code of regulations (as amended and restated, the “Code of Regulations”), the board of directors has the authority to make such rules and regulations as it deems expedient concerning the issuance, transfer and registration of certificates for shares and the shares represented thereby and may at any time, by resolution, provide for the opening of transfer books for the making and registration of transfers of shares of the Bidder in any state of the United States or in any foreign country, and may employ and appoint and remove, at its discretion, any agent or agents to keep the records of its shares or to transfer or to register shares, or to perform all of said functions, at any place that the board of directors may deem advisable.

However, the NYSE Rule 312.03(c) requires shareholder approval prior to the issuance of common stock, or securities convertible into or exercisable for common stock, if (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such stock; or (ii) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20 percent of the number of shares of common stock outstanding before the transaction. Therefore, the Bidder will refrain from issuing Authorized Shares that exceed 19.91 percent of the outstanding Diebold Shares or a number of 12,940,236 shares.

By resolution of the board of directors of the Bidder adopted on November 21, 2015, the board of directors resolved that, subject to the satisfaction, or where permissible, waiver, of the Closing Conditions (as defined in Section 11.1), the Diebold Offer Shares be set aside, reserved and authorized for issuance in connection with the consummation of the Takeover Offer. The board of directors further resolved, among other things, that, subject to the satisfaction, or where permissible, waiver, of the Closing Conditions, the Bidder, acting through certain authorized officers or each of them individually, or their designees or agents, be authorized and empowered to issue the Diebold Offer Shares pursuant to and on the terms set forth in the Business Combination Agreement (as defined in Section 7.3) and this Offer Document without further action by the board of directors.

The Diebold Offer Shares for the Share Component are to be issued by way of stock issuance pursuant to the Articles of Incorporation and the Code of Regulation of the Bidder. The issuance of new shares is different from a capital increase in kind for contribution of Tendered Wincor Nixdorf Shares under German law (as described in Section 12.2(2)). As a result, the Diebold Offer Shares can be created prior to the transfer of the Tendered Wincor Nixdorf Shares (as described in Section 12.2(2)). The Diebold Offer Shares will be created in book-entry form by the transfer agent and registrar of the Bidder, Wells Fargo Shareowner Services, P.O. Box 64874, St. Paul, MN 55164-0874, United States, in a securities account with the Depository Trust Company (“DTC”) pursuant to issuance instructions by an authorized officer of the Bidder under the resolutions adopted by the board of directors on November 21, 2015. The effective issuance of the Diebold Offer Shares does not require registration with a court or a public register that could be affected by the commencement of shareholder litigation. In contrast with the legal situation in

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Germany, this fact increases the certainty of the effective issuance of the Diebold Offer Shares. Diebold Offer Shares will be transferred through the custodial chain between DTC, Clearstream and the Custodian Banks. The Bidder expects that the transfer to Clearstream’s direct securities account with DTC will be made via the DTC’s Deposit and Withdrawal at Custodian (DWAC) service that allows participants to instruct DTC regarding deposit and withdrawal transactions being made directly in book entry form and reconcile the results of such transactions electronically on a daily basis. The Diebold Offer Shares will then be credited to the securities account of the Settlement Agent at Clearstream.

Tendering Wincor Nixdorf Shareholders will acquire Diebold Offer Shares as a pro rata property interest in the aggregate amount of Diebold Shares held by shareholders through their Custodian Banks, Clearstream and DTC in the custodial chain. Clearstream holds a direct securities custody account with DTC and a security entitlement will be established between DTC and Clearstream with respect to the Diebold Offer Shares, which is commercially similar to a right in rem of Clearstream. From a German law perspective, Tendering Wincor Nixdorf Shareholders participate in this security entitlement relating to the Diebold Shares as co-owners through their Custodian Banks and Clearstream. The beneficial ownership position of Tendering Wincor Nixdorf Shareholders under U.S. law is based on the custodial chain between DTC, Clearstream and the Custodian Banks. Beneficial owners are entitled to all rights of security holders in the same position, such as the right of disposal, voting rights, and dividend rights.

5.3	Overview of the Business Activities of Diebold Group

Diebold Group has two core lines of business: financial self-service and security solutions, which Diebold Group integrates based on its customers’ needs.

The business of self-service solution for financial services relates in particular to automated teller machine (“ATM”). Diebold Group offers an integrated line of self-service technologies and services, including comprehensive ATM outsourcing, ATM security, deposit automation, recycling and payment terminals and software. Diebold Group also offers advanced functionality terminals such as two-way video technology to support bank branch automation. Diebold Group is a global supplier of ATMs and related services and holds leading market positions in many countries around the world.

Diebold Group provides the services, software and technology that connect people around the world with their money—bridging the physical and digital worlds of cash conveniently, securely and efficiently. Since its founding in 1859, Diebold Group has evolved to become a leading provider of self-service innovation, security and services to financial, retail, commercial and other markets. Diebold Group continues to execute its multi-year transformation, Diebold 2.0, with the primary objective of transforming Diebold Group into a world-class, services-led and software-enabled company, supported by innovative hardware, which automates the way people connect with their money.

Pursuant to the Bidder’s consolidated statements of operations for the fiscal year ended December 31, 2014, prepared in accordance with U.S. GAAP, revenue amounted to approximately $3.1 billion, with an operating profit of approximately $180.9 million and income from continuing operations before taxes of approximately $170.6 million.

In the fiscal year ended December 31, 2014, Diebold Group generated almost three-quarters of its total net sales with its financial self-service business line and around one-fifth with its security solutions business line, the remainder is attributable to election, lottery and information technology solutions in Brazil. In the same period, Diebold Group generated approximately 46 percent, 16 percent, 14 percent, and 24 percent of its sales in its segments North America; Asia Pacific; Europe, Middle East and Africa; and Latin America, respectively. Beginning in the first quarter of 2015, Latin America and Brazil operations are reported under one single reportable operating segment and comparative periods have been reclassified for consistency.

5.4	Governing Bodies of the Bidder

The governing bodies of the Bidder are the board of directors and the executive officers.

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5.4.1	Board of Directors of the Bidder

The board of directors of the Bidder consists of the following members:

•	Patrick W. Allender, Chair of Audit Committee;

•	Phillip R. Cox, Chair of Compensation Committee;

•	Richard L. Crandall, Chair of Technology Strategy and Innovation Committee;

•	Gale S. Fitzgerald, Chair of Board Governance Committee;

•	Gary G. Greenfield, Non-Management Director;

•	Andreas W. Mattes, Management Director;

•	Robert S. Prather, Jr., Non-Management Director;

•	Rajesh K. Soin, Non-Management Director;

•	Henry D.G. Wallace, Non-executive Chairman of the Board; and

•	Alan J. Weber, Chair of Finance Committee.

5.4.2	Executive Officers of the Bidder

The executive officers of the Bidder are:

•	Andreas W. Mattes, President and Chief Executive Officer;

•	Christopher A. Chapman, Senior Vice President, Chief Financial Officer;

•	Stefan E. Merz, Senior Vice President, Strategic Projects;

•	Jonathan B. Leiken, Senior Vice President, Chief Legal Officer and Secretary;

•	John D. Kristoff, Vice President, Chief Communications Officer; and

•	Sheila M. Rutt, Vice President, Chief Human Resources Officer.

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5.5	Shareholding Structure of the Bidder

To the knowledge of the Bidder, no more than 5 percent of the Diebold Shares outstanding on February 3, 2016 are to be economically attributed to any person with the exception of the shareholders listed below. The information presented below derives from the reports filed by the beneficial owners with the SEC.

Class of shares	Name of the beneficial owner	Amount of the beneficial ownership	Share
Common shares	GGCP, Inc. et al. One Corporate Center Rye, New York 10580	6,317,214	9.90%
Common shares	State Street Corporation State Street Financial Center One Lincoln Street Boston, Massachusetts 02111	5,897,102	9.10%
Common shares	BlackRock, Inc. 55 East 52nd Street New York, New York 10055	5,504,254	8.50%
Common shares	The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	4,069,258	6.30%
Common shares	SouthernSun Asset Management LLC 6070 Poplar Avenue, Suite 300 Memphis, Tennessee 38119	4,055,030	6.30%
Common shares	Capital World Investors 333 South Hope Street Los Angeles, California 90071	3,925,000	6.00%
Common shares	Prudential Financial, Inc. 751 Broad Street Newark, New Jersey 07102	3,407,560	5.30%

5.6	Persons Acting in Concert with the Bidder

At the time of the publication of this Offer Document, each of Diebold KGaA, as a result of the Transaction Agreement (see Section 5.10), and Wincor Nixdorf, as a result of the Business Combination Agreement (see Section 7.3), are each persons deemed to be acting jointly with the Bidder pursuant to Section 2 para. 5 sentence 1 Takeover Act. In addition, at the time of the publication of this Offer Document, the companies listed in Annex 2 are subsidiaries of the Bidder and are therefore regarded as persons acting jointly with the Bidder and with each other pursuant to Section 2 para. 5 sentence 1, 3 Takeover Act.

5.7	Wincor Nixdorf Shares Held by the Bidder and Persons Acting in Concert with the Bidder as well as Their Subsidiaries and Voting Rights Attributable to These Entities

The Bidder holds indirectly through Diebold Incorporated Pension Master Trust as a person acting in concert with the Bidder 4,100 Wincor Nixdorf Shares at the time of the publication of the Offer Document. These shares represent 0.012 percent of the share capital and the voting rights in Wincor Nixdorf, which are attributed to the Bidder pursuant to Section 30 para. 1 sentence 1 no. 1, sentence 3 Takeover Act. Other than that, the Bidder, the persons acting in concert with the Bidder, as well as subsidiaries of the Bidder, neither directly nor indirectly hold any Wincor Nixdorf Shares as of the date of publication of this Offer Document. Furthermore, no voting rights in Wincor Nixdorf are attributed to them pursuant to Section 30 Takeover Act.

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At the time of the publication of the Takeover Offer, the Bidder and persons acting in concert with the Bidder pursuant to Section 2 para. 5 Takeover Act as well as their subsidiaries hold neither directly nor indirectly instruments pursuant to Sections 25 Securities Trading Act and, therefore, no other voting shares pursuant to Sections 25, 25a of the Securities Trading Act with regard to Wincor Nixdorf.

5.8	Disclosures Concerning Securities Transactions

During the period starting six months prior to the publication of the decision to launch the Takeover Offer on November 23, 2015 and ending with the publication of this Offer Document on February 5, 2016, neither the Bidder, nor persons acting in concert with the Bidder within the meaning of Section 2 para. 5 Takeover Act nor their subsidiaries have purchased any Wincor Nixdorf Shares or concluded an agreement on the basis of which they would be entitled to claim the transfer of Wincor Nixdorf Shares.

5.9	Parallel Acquisitions

The Bidder reserves the right, to the extent legally permissible, to directly or indirectly acquire additional Wincor Nixdorf Shares outside the Takeover Offer on or off the stock exchange. To the extent that such acquisitions take place, information about such acquisitions will be published without undue delay in accordance with applicable law, including without limitation in accordance with Sections 14(3), 23(2) of the Takeover Act, on the internet at http://www.diebold.com in the Investor Relations section, in the Federal Gazette (Bundesanzeiger) and by way of an English language press release via an electronically operated information distribution system in the United States stating the number and consideration paid or agreed to be paid for the Wincor Nixdorf Shares so acquired or agreed to acquire.

5.10	Diebold KGaA

In the settlement of the Takeover Offer, the Tendered Wincor Nixdorf Shares (as defined in Section 12.2(2)) and where appropriate the Wincor Nixdorf Shares put to the Bidder (as defined in Section 15.5) will be transferred (see Section 12) to Diebold Holding Germany Inc. & Co. KGaA, a German partnership limited by shares (Kommanditgesellschaft auf Aktien) (Diebold KGaA). Diebold KGaA’s sole limited shareholder (Kommanditaktionär) and sole general partner (Komplementär) is the Bidder. Diebold KGaA was incorporated by the Bidder on January 27, 2016. Its registered seat is in Eschborn, Germany and it is registered in the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main under the commercial register number HRB 104287. Diebold KGaA is a person acting jointly with the Bidder within the meaning of Section 2 para. 5 sentence 1 and 3 Takeover Act (see Section 5.6).

On February 3, 2016, the Bidder and Diebold KGaA entered into an agreement governing their internal relationship (“Transaction Agreement”). In this Transaction Agreement the Bidder undertakes to make the Takeover Offer on behalf of Diebold KGaA and to assure that the Tendered Wincor Nixdorf Shares (as defined in Section 12.2(2)) are directly transferred to Diebold KGaA. In return, Diebold KGaA undertakes to indemnify and hold harmless the Bidder for any costs and expenses associated in connection with this Takeover Offer. In the context of the Transaction Agreement, Diebold KGaA is acting in concert with the Bidder pursuant to Section 30 para. 2 sentence 1 Takeover Act with respect to the Target. Diebold KGaA commits to support the Bidder in implementing the intentions of the Bidder and Diebold KGaA as described in Section 8 with regards to the Target following settlement of this Takeover Offer. In particular, Diebold KGaA undertakes to exercise voting and other membership rights of the acquired Wincor Nixdorf Shares upon settlement of the Takeover Offer in accordance with the strategy described in this Offer Document. Accordingly, Diebold KGaA considers the views as presented in Section 8 also as its own view.

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By accepting the Takeover Offer, Wincor Nixdorf Shareholders will transfer their Tendered Wincor Nixdorf Shares (as defined in Section 12.2(2)) directly to Diebold KGaA without any prior acquisition or temporary purchase by the Bidder. As the direct and indirect control by Diebold KGaA and the Bidder over the Target takes place due to this Takeover Offer, neither Diebold KGaA nor persons controlling Diebold KGaA (including the Bidder) will be obligated to make a mandatory offer pursuant to Section 35 para. 3 Takeover Act.

Diebold KGaA has not engaged in any activities to date, other than those incidental to its formation and conclusion of the Transaction Agreement.

6.	Description of Wincor Nixdorf and Wincor Nixdorf Group

6.1	Legal basis of Wincor Nixdorf

Wincor Nixdorf is a listed German stock corporation (Aktiengesellschaft) with its registered seat in Paderborn, Germany, registered in the commercial register (Handelsregister) of the local court of Paderborn under HRB 6846. Wincor Nixdorf’s principal executive offices are located at Heinz-Nixdorf-Ring 1, 33106 Paderborn, Germany, and its telephone number at that location is +49 (0) 5251 693-30.

Article 2 of Wincor Nixdorf’s Articles of Association describes the corporate purpose of Wincor Nixdorf as follows:

(1)	The purpose of Wincor Nixdorf is to manage a group of associated companies based both within and outside of Germany that operate in research, development, production, sales, installation and leasing in connection with products and solutions in the fields of electronic information processing, information transfer and other innovative technology systems and also provide consulting, training and other services related to this business.

(2)	Wincor Nixdorf may itself operate in the aforementioned areas or restrict its activities to the management of its holdings.

(3)	Wincor Nixdorf may conduct any business or undertake any actions that are appropriate for directly or indirectly fulfilling the purpose of Wincor Nixdorf. In this respect, Wincor Nixdorf may found, take over or acquire an interest in other companies. Wincor Nixdorf may set up other branches under the same or a different name within or outside of Germany.

6.2	Share Capital, Wincor Nixdorf Treasury Shares, Authorized Capital, Conditional Capital and Wincor Nixdorf Stock Option Plans

6.2.1	Share Capital

As of January 27, 2016, the share capital of Wincor Nixdorf amounted to €33,084,988, divided into 33,084,988 bearer shares, without par value, each representing a pro rata amount of the share capital of €1.00.

As of the publication of this Offer Document, the Wincor Nixdorf Shares are admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Prime Standard) (ISIN DE000A0CAYB2) and included, among others, in the MDAX.

6.2.2	Wincor Nixdorf Treasury Shares

Currently, Wincor Nixdorf indirectly holds 3,268,777 Wincor Nixdorf Shares (approximately 9.88 percent) as treasury shares (the “Wincor Nixdorf Treasury Shares”). In accordance with the Blocked Account Agreement (as defined in Section 13.1) entered into between the Bidder, Wincor Nixdorf, Wincor Nixdorf Facility GmbH and the Custodian Bank that holds custody of the Wincor Nixdorf Treasury Shares (the

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“Wincor Nixdorf Custodian Bank”), the Wincor Nixdorf Custodian Bank has undertaken that it (i) will not transfer the Wincor Nixdorf Treasury Shares from the account to another account of Wincor Nixdorf, Wincor Nixdorf Facility GmbH or any third parties and (ii) will not execute any order by Wincor Nixdorf and Wincor Nixdorf Facility GmbH to sell or transfer the Wincor Nixdorf Treasury Shares (including, for the avoidance of doubt, through an acceptance of the Takeover Offer).

6.2.3	Authorized Capital 2014

By resolution of the general shareholders’ meeting of Wincor Nixdorf on January 20, 2014, the management board has been authorized to increase the share capital by January 19, 2019 with the approval of the supervisory board by issuing new, bearer shares in exchange for cash and/or contributions in kind, one time or multiple times, up to a total of €16,542,494 (“Authorized Capital 2014”). The shareholders are to be guaranteed a subscription right.

However, the Wincor Nixdorf management board is authorized, with consent of the supervisory board:

(1)	to exclude fractions from the subscription rights of the shareholders;

(2)	to exclude the subscription right of shareholders if the issue amount is not significantly less than the stock market price. This authorization, however, is only valid with the stipulation that the stocks issued with the exclusion of the subscription right in accordance with Section 186 para. 3, sentence 4 of the German Stock Corporation Act may not exceed a total of 10 percent of the existing share capital at the time of the resolution or—insofar as this is less—at the time of the use of the authorization. This limitation of 10 percent of the share capital also applies to those shares or rights issued or sold since the granting of the authorization, that is, since January 20, 2014, with the exclusion of the subscription rights in accordance with Section 186 para. 3, sentence 4 of the German Stock Corporation Act that allow the subscription of shares of Wincor Nixdorf;

(3)	to exclude the subscription right of the shareholders with the approval of the supervisory board during the issue of shares for contributions in kind for the purposes of (also indirect) acquisition of companies, parts of companies or investments in companies, whereby in this case the exclusion of the subscription right is restricted to a maximum of 20 percent of the share capital of Wincor Nixdorf at the time of the resolution or—insofar as this is less—at the time of the use of the authorization.

Existing authorization for the exclusion of subscription rights are only valid with the stipulation that since the granting of these authorizations, on January 20, 2014, on the basis of this or other authorizations for the issuance or sale of shares of Wincor Nixdorf or of rights that entitle the subscription of shares of Wincor Nixdorf, shares issued with the exclusion of the subscription right in accordance with or in corresponding application of Section 186 para. 3 of the German Stock Corporate Act may not amount to more than 20 percent of the existing share capital at the time of the resolution or—insofar as this is less—at the time of the use of the authorization.

6.2.4	Conditional Capital 2013

Wincor Nixdorf’s share capital is conditionally increased by up to €10,000,000, divided into up to 10,000,000 bearer shares (“Conditional Capital 2013”).

The Conditional Capital 2013 increase is to be used to grant option rights or option obligations, in accordance with the option conditions, to the holders of warrants from participatory certificates with warrants and/or bonds with warrants or to grant conversion rights or conversion obligations, in accordance with the conversion conditions, to the holders of convertible participatory certificates and/or convertible bonds that are issued by Wincor Nixdorf or a dependent group company of Wincor Nixdorf within the meaning of Section 17 German Stock Corporation Act by January 20, 2018, pursuant to the authorization adopted by Wincor Nixdorf’s general shareholders’ meeting on January 21, 2013 under item 7a). The new

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shares shall be issued at the option or conversion price to be defined in accordance with the above authorization adopted. The Conditional Capital 2013 increase shall be carried out only in the event of the issuing of option or conversion rights or participatory certificates with warrants and/or convertible participatory certificates and/or bonds with warrants and/or convertible bonds insofar as the holders of warrants and/or convertible participatory certificates and/or bonds with warrants and/or convertible bonds make use of their option or conversion rights or, if they are have conversion/option obligations fulfill their conversion/option obligation or the bonds with warrants or convertible bonds are required. The new shares issued pursuant to exercise of the option or conversion right shall carry dividend rights from the beginning of the fiscal year in which they are issued. If they are issued before the general shareholders’ meeting, the new shares shall be entitled to dividends for the previous fiscal year as well. Wincor Nixdorf’s management board is authorized, with the consent of the supervisory board, to define the further details of the Conditional Capital 2013 increase. Wincor Nixdorf’s supervisory board is further authorized to amend the wording of Section 4 para. 8 of the Wincor Nixdorf Articles of Association in accordance with the respective issue of shares and make all connected adaptations to the Wincor Nixdorf Articles of Association that only relate to the wording. The same shall apply if the authorization to issue participatory certificates with warrants or convertible participatory certificates or bonds with warrants or convertible bonds is not used after expiration of the period of authorization and if the Conditional Capital 2013 is not used after expiration of the periods for exercising option or conversion rights.

As of the date of this Offer Document, neither Wincor Nixdorf nor any of its dependent subsidiaries within the meaning of Section 17 German Stock Corporation Act issued any such equity-linked securities or warrants.

6.2.5	Conditional Capital 2014

Wincor Nixdorf’s share capital is conditionally increased by up to €1,654,249 through the issuance of up to 1,654,249 new bearer shares, without par value (“Conditional Capital 2014”).

The Conditional Capital 2014 is to be used exclusively to cover stock options issued to members of Wincor Nixdorf’s management board, board members of subordinate associated companies within and outside of Germany and to other executives and employees of Wincor Nixdorf and its subordinate associated companies, as specified in detail in the authorization resolved by the general shareholders’ meeting on January 20, 2014 and in accordance with the authorization by the general shareholders’ meeting on January 20, 2014 as amended by the general shareholders’ meeting on January 25, 2016 (subject to the entry in the commercial register). It will only be used to the extent that holders of share options exercise their right to subscribe for Wincor Nixdorf Shares and Wincor Nixdorf does not provide the consideration in cash or by means of its own shares. The new shares will carry dividend rights from the beginning of the fiscal year in which they are issued. Should the issuance take place before the ordinary general shareholders’ meeting, the new shares will be entitled to dividends for the previous fiscal year as well.

Pursuant to the Business Combination Agreement (as defined in Section 7.3), until the expiration of the Additional Acceptance Period (or until the expiration of the Put Right Period (as defined in Section 15.5), if any), Wincor Nixdorf is obligated to settle any stock options exercised under the Wincor Nixdorf Stock Option Plans solely by cash payment.

6.2.6	Wincor Nixdorf Stock Option Plans

As of January 27, 2016, Wincor Nixdorf has issued 2,609,010 stock options as part of several stock option plans (the “Wincor Nixdorf Stock Option Plans”). In case stock options under the Wincor Nixdorf Stock Option Plans are being exercised, Wincor Nixdorf may, at its election, deliver shares or make cash payments to settle the options. A maximum of 589,525 stock options could vest and therefore be exercised under the Wincor Nixdorf Stock Option Plans during the Additional Acceptance Period or Put Right Period (as defined in Section 15.5), if any, pursuant to Section 39c Takeover Act (see Section 15.5).

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Pursuant to the Business Combination Agreement (as defined in Section 7.3), until the expiration of the Additional Acceptance Period (or until the expiration of the Put Right Period (as defined in Section 15.5), if any), Wincor Nixdorf is obligated to settle any stock options exercised under the Wincor Nixdorf Stock Option Plans solely by cash payment.

In light of the Takeover Offer, the general shareholders’ meeting of Wincor Nixdorf resolved on January 25, 2016 to authorize the management board and the supervisory board to make certain changes to the terms of the outstanding stock options and the stock options to be granted in the future.

6.3	Overview of the Business Activities of Wincor Nixdorf Group

Wincor Nixdorf Group has two operating segments: banking (“Banking”) and retail (“Retail”). Further Wincor Nixdorf Group supports the efforts of retail banks and retailers to continuously refine their business processes using highly reliable information technology. The solutions Wincor Nixdorf Group provides—covering hardware, software and services—focus primarily on the interface between businesses and their customers.

The product offering in the segment Banking includes hardware, software, information technology services and consulting services. ATMs, cash-recycling-systems, automated teller safes and transaction terminals are key components of the hardware portfolio. Besides software for the operating of systems Wincor Nixdorf provides banks software, with which they can control processes throughout all distribution channels.

In the Retail segment Wincor Nixdorf also provides hardware, software, information technology services and consulting services. With electronic cash register systems (EPOS) or self-checkout systems, the main focus of the product offering relates to the checkout area. The software products allow control of all processes and systems within the branch.

Wincor Nixdorf Group offers a comprehensive range of automated and electronic solutions in the banking and retail markets and its portfolio covers the key steps in the process of change affecting business systems. These are supported by product-related services, concepts involving the operation by Wincor Nixdorf Group of specific branch IT processes, and outsourcing services where Wincor Nixdorf Group takes over responsibility for the running of those systems.

Pursuant to Wincor Nixdorf’s group income statement for the fiscal year ended September 30, 2015, prepared pursuant to IFRS, revenue amounted to €2.4 billion, with an operating profit before finance income and finance costs and income taxes (EBIT) of approximately €21.9 million and a profit before income taxes of approximately €14.9 million.

In the fiscal year ended September 30, 2015, Wincor Nixdorf Group generated around two-thirds of its total net sales to external customers from the Banking segment and around one-third from the Retail segment. In the same period, Wincor Nixdorf Group generated 68.1 percent, 19.8 percent and 12.1 percent of its total net sales to external customers in Europe (including Germany), the Asia/Pacific/Africa region and the Americas, respectively.

6.4	Governing Bodies of Wincor Nixdorf

The governing bodies of Wincor Nixdorf are the management board and the supervisory board.

6.4.1	Management Board

The management board of Wincor Nixdorf consists of the following members:

•	Eckard Heidloff (CEO)

•	Dr. Jürgen Wunram (CFO, Deputy Chairman of the Management Board)

•	Olaf Heyden (Executive Vice President, Services/Member of the Management Board)

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6.4.2	Supervisory Board

The supervisory board of Wincor Nixdorf consists of the following members:

•	Dr. Alexander Dibelius (Chairman)

•	Michael Schild (Deputy Chairman)

•	Prof. Dr. Achim Bachem

•	Dr. Dieter Düsedau

•	Dr. Valerie Julia Barth

•	Elin Dera

•	Hans-Ulrich Holdenried

•	Edmund Schaefer

•	Reinhard Steinrücke

•	Zvezdana Seeger

•	Daniela Ueberschär

•	Carmelo Zanghi

6.5	Shareholder Structure of Wincor Nixdorf

As of January 27, 2016, the following notifications about shareholdings that exceed 3 percent have been published:

Shareholders	Shareholdings
Kiltearn Global Equity Fund/Kiltearn Partners LLP/Kiltearn Limited	5.15%
Polaris Capital Management, LLC	5.02%
Highclere International Investors LLP	3.09%
Deutsche Asset & Wealth Management Investment GmbH	3.00%

Futhermore, Wincor Nixdorf Facility GmbH, a subsidiary of Wincor Nixdorf (see Annex 3) directly held 3,368,777 Wincor Nixdorf Shares as of January 27, 2016 which equals 9,88 percent of the issued share capital of Wincor Nixdorf.

6.6	Persons Acting in Concert with the Target

The Bidder, as a result of the Business Combination Agreement (see Section 7.3), is a person deemed to be acting jointly with Wincor Nixdorf pursuant to Section 2 para. 5 sentence 1 Takeover Act. In Addition, to the Bidder’s knowledge, the persons acting in concert with Wincor Nixdorf within the meaning of Section 2 para. 5 sentence 3 Takeover Act are listed in Annex 3. The Bidder is not aware of any further persons acting in concert with Wincor Nixdorf.

6.7	Recent Statement(s) by Wincor Nixdorf’s Management and Supervisory Board

Pursuant to Section 27 para. 1 Takeover Act, the management board and the supervisory board of Wincor Nixdorf must issue a reasoned opinion regarding the Takeover Offer and any of its amendments. The management board and the supervisory board must publish this reasoned opinion immediately following the receipt of this Offer Document and/or its amendments from the Bidder pursuant to Section 14 para. 3 sentence 1 Takeover Act.

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The management board and the supervisory board of Wincor Nixdorf have undertaken in the Business Combination Agreement (as defined in Section 7.3) to publish within five working days after publication of the Offer Document a (joint, if applicable) reasoned statement pursuant to Section 27 para. 3, 14 para. 3 Takeover Act (together or each the “Reasoned Statement”) and to support in the Reasoned Statement—as described in more detail in Section 7.3.1—the Takeover Offer.

7.	Background of the Takeover Offer

7.1	Negotiations between the Bidder and Wincor Nixdorf

The board of directors of the Bidder and the management board of Wincor Nixdorf continually review their respective companies’ results of operations and competitive positions in the industry in which they operate as well as strategic alternatives. In connection with these reviews, each of the senior management teams of the Bidder and Wincor Nixdorf from time to time evaluates potential transactions that would further its strategic objectives, including by meeting periodically with the senior management of other companies in the industry, investment bankers and investors to discuss industry trends and opportunities to enhance shareholder value.

On March 2, 2015, after consultation with the board of directors of the Bidder and discussions with the financial advisors of the Bidder, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, and its outside legal advisors, Sullivan & Cromwell LLP, Mr. Andy Mattes, president and chief executive officer of the Bidder, indicated in an in-person discussion in Munich, Germany with Mr. Eckard Heidloff, chief executive officer of Wincor Nixdorf, that the Bidder would potentially be interested in exploring a strategic transaction with Wincor Nixdorf. On March 19, 2015, Mr. Mattes had a further in-person discussion in Dusseldorf, Germany with Mr. Heidloff about potential options for a strategic combination between Bidder and Wincor Nixdorf, though no specifics of any transaction structure or pricing were discussed. Following this approach of Wincor Nixdorf by the Bidder, Mr. Heidloff and Mr. Mattes, as well as Dr. Jürgen Wunram, chief financial officer of Wincor Nixdorf, and Mr. Christopher Chapman, chief financial officer of Bidder, entered into high-level preliminary discussions on a potential business combination. In connection with these discussions, Wincor Nixdorf also consulted with its financial advisors, Goldman Sachs AG, and its outside legal advisors, Freshfields Bruckhaus Deringer LLP. To facilitate discussions between Wincor Nixdorf and the Bidder, on March 27, 2015 Wincor Nixdorf and Bidder entered into a confidentiality agreement regarding the exchange of certain information between Wincor Nixdorf and Bidder. As part of the confidentiality agreement, Wincor Nixdorf and Bidder each agreed not to acquire or offer to acquire any securities of the other party for a period ending on the earlier of the date of execution of a definitive transaction agreement and twelve months from the date of the confidentiality agreement.

On March 29, 2015, meetings between Mr. Heidloff, Dr. Wunram, Mr. Mattes and Mr. Chapman, which were later joined by Dr. Alexander Dibelius, chairman of the Wincor Nixdorf supervisory board and Mr. Henry Wallace, chairman of the Bidders board of directors, took place in London to discuss the possibility of a potential business combination. However, due to deviating positions on certain essential aspects of a potential transaction, including the structure of such a transaction, during a telephone call on April 9, 2015 between Dr. Dibelius, Mr. Heidloff, and Dr. Wunram on behalf of Wincor Nixdorf and Mr. Wallace, Mr. Mattes, and Mr. Chapman on behalf of the Bidder, Dr. Dibelius stated that Wincor Nixdorf did not want to pursue further these preliminary discussions. Mr. Wallace accepted this decision and noted that he may contact Dr. Dibelius again at a later point.

In a meeting on May 28, 2015, Mr. Wallace indicated that the Bidder was still interested in pursuing a potential combination and would be prepared to offer mixed cash-and-stock consideration per outstanding Wincor Nixdorf ordinary share, subject to further diligence. Dr. Dibelius indicated that Wincor Nixdorf would consider this internally and might make a counter-proposal. After internal discussions of Wincor Nixdorf, the management board of Wincor Nixdorf, after consulting with Dr. Dibelius, decided on June 2, 2015 that any business combination in the structure of a takeover offer by the Bidder to the shareholders of Wincor Nixdorf required a premium significantly above what Bidder had indicated. On June 3, 2015, in a

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telephone call between Dr. Dibelius and Mr. Wallace, Dr. Dibelius proposed an offer per outstanding Wincor Nixdorf ordinary share, which Mr. Wallace indicated was above the range Bidder would be prepared to offer. Based on the outcome of this call, the management board of Wincor Nixdorf decided not to negotiate with the Bidder further at that juncture. Accordingly, following this call the members of the management board of Wincor Nixdorf had no further contact or discussions with representatives of the Bidder.

Following a telephonic board update call on July 12, 2015, the Bidder instructed its financial advisors to contact the financial advisors of Wincor Nixdorf to request that a meeting be scheduled for Mr. Mattes and Dr. Dibelius. An in-person meeting between Mr. Mattes and Dr. Dibelius was arranged for June 19, 2015 in Frankfurt, Germany. In this meeting, Dr. Dibelius and Mr. Mattes engaged in high-level discussions regarding a potential combination, subject to due diligence, and Bidder’s intention to send to Wincor Nixdorf a written, non-binding indication of Bidder’s interest in a potential combination.

On June 30, 2015, Mr. Mattes sent a letter to Mr. Heidloff expressing Bidder’s non-binding interest in a potential combination of the businesses of Wincor Nixdorf and Bidder to be implemented by means of a voluntary public takeover offer made by the Bidder to all shareholders of Wincor Nixdorf. In its non-binding indication of interest, Bidder indicated that, based on the information available to Bidder as of that time, it would be willing and able to put forward an offer price in the range of between €45.00 and €50.00 per Wincor Nixdorf ordinary share, with such consideration being paid partly in cash and partly in newly issued Diebold common shares representing in the aggregate up to 19.99 percent of Bidder’s outstanding common shares. Later that same day, the management board of Wincor Nixdorf convened to discuss Bidder’s non-binding expression of interest. After due deliberation and consultation with representatives of its financial and legal advisors, the management board decided that the offer warranted further analysis.

On July 10, 2015, the management board of Wincor Nixdorf concluded, based on this analysis, that Bidder’s proposal undervalued Wincor Nixdorf’s business, including the value that the management board of Wincor Nixdorf expected would be created by Wincor Nixdorf’s previously announced restructuring program, and, as a result, was not in the best interests of Wincor Nixdorf or its shareholders. In a letter dated July 10, 2015, Mr. Heidloff informed Mr. Mattes that Wincor Nixdorf believed that Wincor Nixdorf’s current strategy justified a cash offer price of at least €50.00 to €55.00 per outstanding Wincor Nixdorf ordinary share.

On July 16, 2015, Mr. Mattes discussed with Dr. Dibelius Bidder’s willingness, on a preliminary basis and subject to receipt of further diligence information, to revise the terms of its previous offer. On July 30, 2015, the management board of Wincor Nixdorf, after due deliberation and consultation with representatives of its financial and legal advisors, decided that in light of Bidder’s indicated willingness to potentially revise the terms of its offer, it was reasonable to enter into further discussions with Bidder.

On August 11, 2015, the management board of Wincor Nixdorf met and, after consultation with representatives of its financial and legal advisors, discussed the outcome of the meeting with he Bidder on August 7, 2015. After a lengthy discussion, the management board of Wincor Nixdorf decided that Wincor Nixdorf should continue to explore a potential business combination with the Bidder. Also on August 11, 2015, following up on the calls Mr. Chapman and Mr. Merz had with Dr. Wunram following the August 7, 2015 meeting, Mr. Chapman and Mr. Merz sent Dr. Wunram a preliminary term sheet limited to an outline of Bidder’s positions regarding key commercial topics discussed by the parties.

On August 14, 2015, Dr. Wunram received a financial due diligence request list from Mr. Merz and, in addition to discussing the key commercial topics, discussed a framework for financial and commercial due diligence in a telephone call with Mr. Chapman and Mr. Merz later that day.

Representatives of Wincor Nixdorf and Bidder and their respective financial and legal advisors held various discussions over the next several weeks on the key commercial and legal terms of a potential transaction, including (i) the offer consideration and structure of the transaction, (ii) the key aspects of a potential future integration and business combination, including the potential organization, set up and

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locations of a combined business as well as (iii) the governance structure of a combined entity. In addition, merger control risks and the allocation of such risks were analyzed and discussed. In a telephone call between Mr. Heidloff and Mr. Mattes on September 7, 2015, it was agreed that the value of any offer consideration of cash and shares should amount to €52.50. In parallel to these discussions, Wincor Nixdorf and Bidder exchanged first working drafts of a non-binding term sheet regarding the potential transaction during the period between September 3 and September 12, 2015. In the course of these discussions, Wincor Nixdorf and Bidder reached preliminary agreements on various key terms of a potential transaction.

After due deliberation and consultation with its financial and legal advisors, the management board of Wincor Nixdorf decided that the key terms of the potential transactions should be negotiated and agreed upon in a draft term sheet during a meeting in New York City on September 16, 2015.

On September 16, 2015, Mr. Heidloff and Mr. Mattes met in New York City to discuss key terms such as the offer consideration, closing conditions and governance of a combined Bidder and Wincor Nixdorf. During this meeting, Mr. Heidloff and Mr. Mattes were able to reach preliminary agreement on a number of topics, including various aspects of the ongoing business strategy of a combined group following the closing and its governance structure, as well as third-party diligence and validation and the shared desire for transaction certainty.

Following this meeting, the management board of Wincor Nixdorf decided on September 16, 2015 that, in light of the agreements reached by Mr. Heidloff and Mr. Mattes, representatives of Wincor Nixdorf and Bidder should negotiate a detailed, non-binding term sheet regarding a potential business combination. Bidder’s board of directors, after deliberation, supported the intention of Bidder’s management to finalize the non-binding term sheet within the next few days. On September 22, 2015, the parties reached substantial agreement on all key legal and commercial terms contained in the non-binding term sheet. On September 22, 2015, the management board of Wincor Nixdorf met and, after due deliberation and consultation with its financial and legal advisors, approved entering into the non-binding term sheet and approved the initiation of a mutual due diligence process between the Bidder and Wincor Nixdorf. On September 23, 2015, the supervisory board of Wincor Nixdorf held a meeting. After due deliberation, the supervisory board consented to the entering into the non-binding term sheet and the conduct of the mutual due diligence process between the Bidder and Wincor Nixdorf.

On September 24, 2015, with the support of the Wincor Nixdorf supervisory board and Bidder’s board of directors, Wincor Nixdorf and the Bidder entered into a non-binding term sheet on the key terms of a potential transaction, including terms of the exchange offer and closing conditions to the offer, allocation of risk with respect to obtaining regulatory approval for the transaction, and parameters for future integration of their respective business operations.

Promptly after execution of the non-binding term sheet, the Bidder proceeded with a formal due diligence process. Wincor Nixdorf began providing due diligence documents to the Bidder for review, and both parties agreed to procedures that would allow a detailed due diligence investigation while protecting commercially or competitively sensitive information, including making members of management available for one-on-one discussions with their appropriate counterparts. Wincor Nixdorf also conducted reciprocal due diligence in light of the contemplated mixed cash and stock exchange offer consideration. Due diligence continued up to and following signing of the Business Combination Agreement (as defined in Section 7.3).

Following rumors on the potential transaction in the German press, on October 17, 2015, Wincor Nixdorf published an ad-hoc notification pursuant to Section 15 German Securities Trading Act (Wertpapierhandelsgesetz) confirming that Wincor Nixdorf and Bidder are currently in discussions regarding a potential business combination and had entered into a non-binding term sheet. The Bidder also issued a press release containing similar information on October 17, 2015.

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In the following period, Wincor Nixdorf and Bidder as well as representatives of their respective financial and legal advisors negotiated the draft Business Combination Agreement (as defined in Section 7.3).

On November 16 and 17, 2015, Mr. Heidloff and Dr. Wunram, on behalf of Wincor Nixdorf, and Mr. Mattes and Mr. Chapman, on behalf of Bidder, as well as representatives of their respective financial and legal advisors met in Frankfurt, Germany, in order to discuss and negotiate the remaining open topics after previous discussions of recent weeks, including the treatment of merger control risks and the final structure of the offer consideration and associated tax implications. The parties reached substantive agreements on these topics at the conclusion of the meetings.

On November 20, 2015, the management board of Wincor Nixdorf held a meeting. After due consideration and deliberation, the members of the management board of Wincor Nixdorf decided that, subject to final agreement on the Business Combination Agreement (as defined in Section 7.3), the Business Combination Agreement (as defined in Section 7.3) and the transactions contemplated thereby shall be presented to the supervisory board of Wincor Nixdorf for approval on November 22, 2015.

The parties’ legal advisors held further discussions on November 20 and 21, 2015, on the Business Combination Agreement (as defined in Section 7.3), which was substantially finalized on the afternoon of November 21, 2015. On November 21, 2015, Mr. Mattes, Mr. Chapman, and financial and legal advisors of Bidder discussed these developments with Bidder’s board of directors. Following these discussions, the board of directors of the Bidder unanimously approved the entry by the Bidder into the Business Combination Agreement (as defined in Section 7.3) and the execution of other related transactions.

On November 22, 2015, the supervisory board of Wincor Nixdorf held a meeting. Representatives of the financial and legal advisors of Wincor Nixdorf presented detailed information to the members of the supervisory board of Wincor Nixdorf on the proposed transaction, the Business Combination Agreement (as defined in Section 7.3) and the transactions contemplated thereby as well as on aspects regarding the valuation of the offer consideration proposed in the Business Combination Agreement (as defined in Section 7.3). After due consideration and deliberation the supervisory board of Wincor Nixdorf approved the entry by Wincor Nixdorf into the Business Combination Agreement (as defined in Section 7.3) and the transactions contemplated thereby.

In light of the approval of the Business Combination Agreement (as defined in Section 7.3) and the transactions contemplated thereby by the supervisory board of Wincor Nixdorf, the management board of Wincor Nixdorf held a further meeting in the morning on November 23, 2015. The members of the management board again considered the proposed transaction and offer consideration as well as its consequences for Wincor Nixdorf, its shareholders, its employees and other stakeholders and unanimously approved the entry by Wincor Nixdorf into the Business Combination Agreement (as defined in Section 7.3) and the transactions contemplated thereby. Promptly after this resolution the Business Combination Agreement (as defined in Section 7.3) was executed by both parties and the transaction was publicly announced.

Pursuant to the Business Combination Agreement (as defined in Section 7.3), the Bidder and the Target intend to form a combined enterprise with a leading position in the integrated self-service, Banking and Retail Industry and to expand its consolidated software and services business while developing innovative hardware, which will be an important enabler for the combined group. Diebold Group together with Wincor Nixdorf Group will be referred to as the combined group (“Combined Group”).

The Bidder intends to acquire control over the Target and following the Takeover Offer, depending on the percentage of Wincor Nixdorf Shares acquired by the Bidder in the Takeover Offer and, to the extent legally permissible, in the open market, the Bidder and the Target may consider to pursue a post-completion reorganization. A post-completion reorganization could either eliminate potential minority shareholder interest in the Target remaining after the settlement of the Takeover Offer or allow the Bidder to control the Target to the greatest extent permissible.

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7.2	Economic and Strategic Background

The Bidder is, in its own view, a global leader in providing financial self-service delivery, integrated services and software, and security systems to primarily the financial, commercial, retail and other markets. The Target is, in its own view, one of the world’s leading providers of hardware, software, information technology and consulting services to banks and the retail industry. Drawing on a comprehensive portfolio of products and services, the Target supports and optimizes its customers’ business processes, especially at the branch and store level.

The Bidder believes that the business combination will provide significant strategic opportunities. The Bidder has the expectation that the business combination would complement its strategic transformation and expansion into a services-led and software-enabled company supported by innovative hardware and would enable Diebold Group to provide broader and more fully integrated solution offerings to clients more efficiently and on a global scale. The Bidder also expects that the business combination would create a larger and stronger core business with the potential to be a self-service solution provider for banking and retail with an installed base of approximately one million ATMs worldwide to the benefit of its customers.

7.2.1	Geographic Expansion and Creation of a Global Company

The Diebold Group and Wincor Nixdorf Group cover together the regions Americas, EMEA and Asia. The Bidder is a leading player in the Americas, whereas the Target is a leading player in Europe. These two regions are key drivers for innovation and digital transformation in Banking and Retail. The Bidder would benefit from the Target’s strong relationships with customers and suppliers in Europe, the Middle East and Asia while the Combined Group’s strong service presence will also benefit the Target’s retail business.

Therefore, both the Bidder and the Target expect that the business combination would create a geographically expanded business with opportunities for an amplified global presence, including entry into new markets. The complementary regional footprints of the Bidder and the Target and the complementary strengths in software, hardware and services would allow the Combined Group to provide customers with greater worldwide access to an integrated solution across the aforementioned product segments. Ultimately, the Combined Group’s collective capabilities and established global market presence will offer a broad range of services and software for its customer base and growth in both the software and services segments is expected to be accelerated by the business combination.

7.2.2	Potential for operative Synergies

The Bidder is of the opinion, that, by leveraging innovative solutions and talent from both organizations, it will have the scale, strength and flexibility to better support its customers in the development of their own business. Furthermore it anticipates that it may be able to use possible advantages of significant cost efficiencies and synergy opportunities resulting from the business combination.

The Bidder believes that the Bidder and the Target have a common strategic focus on growing services and software, complementary offerings, a complementary geographic presence and complementary customer bases. Consequently, the Bidder expects the transaction to yield by the end of the third full year following the settlement of the Takeover Offer annual synergies of up to approximately $160 million (or approximately €150 million), which are expected to arise, among others, through product consolidation, services rationalization in overlapping regions and better purchase conditions. The Combined Group plans to target an operating margin adjusted for restructuring and non-routine items in excess of 9 percent by the end of the third full year post settlement. In addition, the Bidder expects that the transaction is accretive to earnings per share adjusted for restructuring and non-routine items in the second year. The Combined Group had pro forma revenue of approximately $5.2 billion (or approximately €4.8 billion) for the trailing twelve (12) months ended September 30, 2015 excluding revenue attributable to the Bidder’s North America electronic security business, which it agreed to divest prior to the publication of its decision to launch the Takeover Offer on November 23, 2015 pursuant to Section 10 para. 1 sentence 1 Takeover Act.

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Also, the Bidder expects that the business combination would provide increased free cash flow, which may be used to pursue future key investments. Since Wincor Nixdorf Shareholders will own, in case of 100 percent acceptance rate, approximately 16.6 percent of the outstanding Diebold Shares immediately after settlement of the Takeover Offer they will be able to participate directly in any future earnings and growth of the Combined Group.

The Combined Group may also face certain risks resulting from the combination and from managing a larger company, such as difficulties in the integration process, addressing different corporate cultures or competition between customers to which the Bidder and the Target both provide services.

7.3	Business Combination Agreement

Following the analysis of the potential and benefits resulting from a co-operation between the Wincor Nixdorf Group and the Diebold Group and a combination of the companies with a view to mutually strengthen the business of each other, the Bidder and the Target determined, after due consideration of all circumstances and information available to them at that time and taking into account the strategic value of a combination and mutual strengths of Diebold Group and Wincor Nixdorf Group as well as the Offer Consideration, that such a combination is in the best interest of the Bidder’s and the Target’s stockholders and the Target’s employees and other stakeholders.

On November 23, 2015, the Bidder and the Target entered into a business combination agreement concerning the combination of both companies (the “Business Combination Agreement”). The Business Combination Agreement sets forth the principal terms and conditions of the Transaction as well as the mutual goals of the Bidder and the Target with regard thereto, the future organizational and corporate governance structure of the Combined Group and the business strategy to be pursued by the Combined Group. In particular, the Business Combination Agreement comprises arrangements concerning the combination of the companies, the future business of the Bidder, and the corporate governance of the Bidder as a parent company of the Combined Group resulting from the combination.

The Business Combination Agreement provides for the establishment of an integration committee (the “Integration Committee”). The Integration Committee consists of four (4) members and each of the Bidder and Wincor Nixdorf shall nominate two (2) members. The Integration Committee initially consists of the Bidder’s and the Target’s respective chief executive officer and chief financial officer. Thereafter, the Bidder and the Target may at all times replace any of its members in the Integration Committee by another management member. In particular, the Integration Committee has the assignment to ensure and to observe an efficient planning and implementation of the integration of the Bidder and the Target.

The Business Combination Agreement has a term of three years starting from November 23, 2015. Each of the Bidder and the Target may terminate the Business Combination Agreement in certain cases, e.g., if the Takeover Offer is not successfully consummated or the other party violates material obligations under the Business Combination Agreement.

The material terms of the Business Combination Agreement are summarized hereinafter and in Section 8 (Intentions of the Bidder).

7.3.1	Support of the Takeover Offer

The management board and the supervisory board of the Target have undertaken in the Business Combination Agreement to support the Takeover Offer in any and all publications and communications that relate to it, provided that the Bidder conducts the Takeover Offer in accordance with the terms and conditions of the Business Combination Agreement. The management and supervisory board of Wincor Nixdorf will publish a Reasoned Statement or, if applicable, a joint Reasoned Statement without undue delay but no later than five working days after publication of this Offer Document which confirms that, in their opinion and subject to review of this Offer Document, (i) the Offer Consideration is fair and adequate, (ii) they support the

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Takeover Offer, (iii) they recommend to Wincor Nixdorf Shareholders to tender their Wincor Nixdorf Shares into the Takeover Offer, and (iv) the members of the management board will either tender their Wincor Nixdorf Shares into the Takeover Offer or sell their Wincor Nixdorf Shares via or outside the stock exchange at a price and at a time that is, at their sole discretion, reasonably satisfactory to them.

In particular, the Target has undertaken, to the extent permitted by applicable law, to refrain from initiating any measures that could jeopardize the success of the Takeover Offer.

Further, the Target has undertaken not to actively solicit a competing offer or another transaction or proposal which is economically or otherwise comparable to a competing offer. The Target has also undertaken to inform the Bidder as soon as reasonably possible if it has been approached by a third party in relation to a situation which could reasonably be expected to lead to a competing offer or other transactions that, if implemented, would jeopardize the success or the timely completion of the Takeover Offer.

All obligations of the Target’s boards under the Business Combination Agreement to support the Takeover Offer are subject to any applicable statutory duties, in particular the supervisory and management board members’ applicable fiduciary duty vis-à-vis the Target and duties of care, loyalty and good faith, as well as the requirements of the Takeover Act.

7.3.2	Conduct of Business and Future Cooperation

Pursuant to Business Combination Agreement, to the extent permitted by law and the power to do so, the Target has committed to conduct its business and use best efforts to ensure its subsidiaries will conduct their business in all material respects consistent with past practice, carry on and continue its and their business in the ordinary course including the continuation of the Target’s announced restructuring program entitled “Delta” (see Section “Acceleration of Transition to Software and IT Services Company” on pages 298 et seq. of Annex 4).

7.4	No Mandatory Offer When Obtaining Control over Wincor Nixdorf by the Bidder

If the Bidder and Diebold KGaA, following this Takeover Offer, obtains control over Wincor Nixdorf as defined by Section 29 para. 2 Takeover Act, neither the Bidder nor Diebold KGaA is, pursuant to Section 35 para. 3 Takeover Act, obligated to issue a mandatory offer to the Wincor Nixdorf Shareholders. The Bidder and Diebold KGaA are persons acting jointly pursuant to Section 2 para. 5 sentence 1 Takeover Act.

8.	Intentions of the Bidder/Diebold KGaA

The Bidder intends to acquire control over the Target and, following the Takeover Offer depending on the percentage of Wincor Nixdorf Shares acquired by the Bidder or Diebold KGaA, respectively, in the Takeover Offer and—to the extent legally permissible—in the open market, Bidder and Target may consider to pursue a post-completion reorganization. A post-completion reorganization could either exclude minority shareholders who have not accepted the Takeover Offer from the Target or allow the Bidder to control the Target, if legally permitted, with a domination agreement.

After the settlement of this Takeover Offer, the Bidder intends, together with the management of the Target, to carry out an analysis of potential synergies and efficiencies between Diebold Group and Wincor Nixdorf Group. The Bidder expects that significant synergy potential exists (see Section 7.2 above).

In the Business Combination Agreement, certain intentions and obligations of the Bidder and the Target with respect to the proposed combination have been established. The intentions and obligations that are relevant in this case are summarized in Section 8.1 et seq. below. The Bidder has not provided for any further intentions than the intentions summarized below (see Section 8.5 below).

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Diebold KGaA adopts the intentions of the Bidder. Furthermore, Diebold KGaA is contractually obliged to support the Bidder in implementing the intentions described in this Section 8 after settlement of the Takeover Offer (for more details regarding the closed Transaction Agreement see section 5.10).

8.1	Future Business Operations of the Target and the Bidder, Use of Assets and Future Obligations of the Target and the Bidder

Pursuant to the Business Combination Agreement, the parties intend to continue the Bidder’s and the Target’s respective restructuring programs “Diebold 2.0” and “Delta” (see Sections “Strategy” on page 184 of Annex 4 and “Acceleration of Transition to Software and IT Services Company” on pages 298 et seq. of Annex 4) and with the objective of an accelerated transition of the Combined Group to an enterprise that is services-led, software-enabled and supported by innovative hardware and to use its global reach to achieve economies of scale and adjust its cost structure, while re-investing in new solution offerings (software and services) with the objective to accelerate growth.

The Bidder and the Target have agreed in the Business Combination Agreement to discuss the (re-)financing strategy of Wincor Nixdorf in good faith and in a cooperative manner. Wincor Nixdorf will grant the Bidder reasonable access to all debt financing sources which become due in the course of or in connection with the settlement of this Takeover Offer. Pursuant to the Business Combination Agreement, the Bidder is obligated to grant the Target a shareholder loan in the amount of up to €500.0 million at market terms in order to meet a potential (re-)financing need of the Target caused by the settlement of the Takeover Offer. A partial amount of €175.0 million of the shareholder loan has been secured by the Bidder through binding financing agreements with banks.

The Business Combination Agreement also provides that the Combined Group will operate its business along the dimension of (i) business units or lines of business which shall include hardware, software and services (each, a “Line of Business” and, collectively, the “Lines of Business”) and (ii) regions or geographies (the “Regions”). The Lines of Business shall be the Combined Group’s primary management dimension with profit and loss responsibility and the Regions shall be the Combined Group’s secondary management dimension.

The Business Combination Agreement provides that the Lines of Business dimension of the Combined Group shall be organized as follows:

(i)	The Line of Business entitled “Services” shall be centered in the North Canton, Ohio headquarter and led by Mr. Olaf Heyden.

(ii)	The Line of Business entitled “Systems” shall be centered in the Paderborn headquarter and led by Dr. Ulrich Näher.

(iii)	The Line of Business entitled “Software” shall be centered in the Paderborn headquarter / Utrecht (sub-location London, Ontario) and led by Mr. Alan Kerr.

(iv)	The management teams below the leadership for each Line of Business shall be staffed such that both the Bidder and the Target are represented in a fair way. The guideline for staffing should be performance over “origin.”

(v)	The integration plan to be developed by the Parties shall provide an efficient tax coordination of the Lines of Business.

The Combined Group shall—as a third management dimension—use customer segments (currently consisting of a Retail segment and a Banking segment) to tailor solutions and services as well as the Combined Group’s go-to-market approach to the customer needs.

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The Regions dimension shall be organized along the following geographical segmentations:

(i)	NA—North America (the United States and Canada),

(ii)	LA—Latin America,

(iii)	APJ—Asia, Pacific and Japan, and

(iv)	EMEA—Germany, rest of Europe, the Middle East and Africa, provided, however, that the Bidder and Wincor Nixdorf agree that the EMEA segmentation shall be subject to further good faith negotiation between the Bidder and the Target.

The regional leaders shall be matrixed with the Lines of Business.

The Combined Group intends to use a global account program for selected customers to better address large-scale customers whose requirements stretch globally.

The Combined Group may not be able to realize all of the anticipated benefits of the business combination. The success of the business combination will depend on, among other things, the Bidder’s ability to combine its business with Wincor Nixdorf’s business in a manner that facilitates growth in the value-added services sector and realizes anticipated cost savings. The Bidder believes that the business combination will provide an opportunity for revenue growth in managed services, professional services, installation and maintenance services.

8.2	Intentions regarding the Members of the Management of the Target and of the Bidder

Pursuant to the Business Combination Agreement, the Bidder and the Target intend to use their best efforts, subject to the confines of the organizational and governance rules under applicable stock corporation law and any applicable fiduciary duties, to staff the respective boards of the Bidder and the Target as promptly as possible after the settlement as follows. Further agreements and intentions with regard to the management of the Target and the Bidder do not exist.

8.2.1	Supervisory Board of Target

The Target shall use its reasonable best efforts to ensure that after settlement three (3) current shareholder appointed members of the supervisory board will resign from their positions and will be replaced by three (3) representatives of the Bidder.

The total number of members of the supervisory board consisting of twelve (12) members (with six (6) representatives each from the shareholders’ side and the employees’ side) shall remain unchanged.

8.2.2	Management Board of the Target

The current members of the management board shall also continue to manage the Target after the settlement; upon the Bidder’s reasonable request, the Bidder shall via expansion be adequately represented in the management board.

Following settlement, each member of the management board will discuss with the supervisory board his or her new service agreements (Dienstverträge) to ensure such agreements’ compliance with the Bidder’s human resources practices (in respect of terms, extension and severance).

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8.2.3	Board of Directors of the Bidder

Immediately following the settlement of the Takeover Offer the Bidder will expand the size of its board of directors to an overall number of thirteen (13) board members and appoint Dr. Alexander Dibelius, chairman of the supervisory board of the Target, Dr. Dieter Düsedau, member of the supervisory board of the Target, and Mr. Eckard Heidloff, chief executive officer of the Target to Bidder’s board of directors.

The Bidder shall nominate the formerly appointed board members Mr. Eckard Heidloff, Dr. Alexander Dibelius and Dr. Dieter Düsedau for election by the shareholders to the Combined Group’s board of directors at the level of the Bidder (at least one (1) board election cycle after the first shareholder vote on new directors) and recommend that the Bidder’s shareholders vote in favor of them.

The Business Combination Agreement also provides, that upon becoming member of the board of directors, the Bidder shall appoint Mr. Heidloff as its president.

8.2.4	Executive Committee at the level of the Bidder

The Parties stipulated in the Business Combination Agreement that after settlement of the Takeover Offer, the Bidder will install an executive committee of eight members with equal representation of executives from Diebold and Wincor Nixdorf (the “Executive Committee”). The members of the Executive Committee individually and as a committee are the primary executive management body in the Combined Group regarding the lead and the direction of the operations and the organization.

Pursuant to the Business Combination Agreement, the Executive Committee will include the respective chief executive officers and the chief financial officers of the Bidder and the Target, i.e. Mr. Andreas W. Mattes and Mr. Christopher A. Chapman will serve on the Executive Committee for the Bidder and Mr. Eckard Heidloff and Dr. Jürgen Wunram will serve on the Executive Committee for the Target. The other four members of the Executive Committee will be the head of the Line of Business entitled “Services” (Mr. Olaf Heyden), “Systems” (Dr. Ulrich Näher), “Software” (Mr. Alan Kerr) and the chief legal officer / general counsel of the Bidder (Mr. Jonathan B. Leiken).

Further agreements and intentions with regard to the executive officers of the Bidder do not exist.

8.2.5	Employees, Employment Terms and Employee Representatives of the Target and the Bidder

The Bidder and the Target stated in the Business Combination Agreement that they view the Business Combination as an opportunity for growth and further development for their employee base. Given both companies have a multinational structure, the Combined Group will rely on the competence and commitment of all of its employees and considers the combined workforce the foundation for future success.

Pursuant to the Business Combination Agreement, the Bidder covenants not to cause the Target to take actions that would lead to a change of the existing level and status of co-determination in the supervisory board.

Both parties are committed in accordance with the provision of Business Combination Agreement to retaining their respective top talents amongst the employees within the Combined Group and to such end intend to implement adequate retention programs to the extent necessary.

The Bidder intends to maintain businesses and operations of the Target as they existed on the date of the Business Combination Agreement as detailed in the Business Combination Agreement at least until September 30, 2018, subject to the implementation of the Target’s current Delta Program which is strongly supported by the Bidder and which shall be continued as detailed in the Business Combination Agreement in the same manner as planned; provided, however, that in Germany, any reduction of the Target’s workforce shall not materially exceed the extent contemplated under the Delta Program (for further information about

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the extent and the status of the implementation of the reduction of Wincor Nixdorf’s workforce in connection with the Delta Program see in section “Employees” on page 323 of Annex 4 of this Offer Document).

The Bidder will respect all labor-related provisions in Germany, including existing works agreements (Betriebsvereinbarungen) and collective bargaining agreements (Tarifverträge).

All employees of the Combined Group will be treated equally in connection with the integration process.

8.3	Name and Registered Office of the Target and the Bidder, Major Business Locations of the Combined Group

Pursuant to the Business Combination Agreement, the Bidder and the Target intend that the name of the enterprise operated by the Combined Group, as well as of the Bidder, shall be “Diebold Nixdorf”. The corporate colors of the Combined Group shall include red as used by the Target and blue as used by the Bidder. The Combined Group shall incorporate the principle of the Target’s logo design with blue characters and with a red stripe.

The Combined Group’s business shall be operated from headquarters located in North Canton, Ohio and Paderborn, Germany. The Combined Group’s registered offices shall be in North Canton, Ohio, given that the top holding entity will be publicly-listed in the United States and based in Ohio.

There shall be no change to the location of the Target’s corporate headquarters in Paderborn or to the locations of the Target’s German material subsidiaries. The Bidder does not intend any changes with respect to its major business locations.

8.4	Consolidation

The Bidder intends to control the Target to the greatest extent permissible. To this end and depending on the percentage of Wincor Nixdorf Shares acquired by the Bidder in the Takeover Offer and, to the extent legally permissible, in the open market, the Bidder and the Target may effect one or several of the measures described below and in more detail in Sections 15.2 to 15.4.

8.4.1	Appointment to the Governing Bodies and Committees

The Bidder supports the previous business strategy of the Target’s management board. The Bidder is considering promoting relations during the combination of the Bidder and the Target, and to this end, having the same persons occupy entirely, or partially, the governing bodies and committees within the Combined Group (see above Section 8.2).

8.4.2	Domination and/or Profit and Loss Transfer Agreement

The Business Combination Agreement includes no provision for potential corporate measures, but it clarifies that the provisions of the Business Combination Agreement shall not prevent either Party to seek to enter into and/or to adopt resolutions in favor of any corporate measures.

The Bidder may effect a domination agreement and/or a profit and loss transfer agreement, pursuant to which the remaining shareholders of the Target will have limited rights, including a limited ability to participate in the profits of the Target. In this case, Wincor Nixdorf Shareholders who did not tender their shares in the Takeover Offer may elect to either (i) continue to hold their Wincor Nixdorf Shares and be entitled to a fixed or variable compensation pursuant to Section 304 German Stock Corporation Act or (ii) receive an adequate cash compensation in exchange for their Wincor Nixdorf Shares pursuant to Section 305 para. 2 of the German Stock Corporation Act.

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8.4.3	Squeeze-Out

The Bidder may, depending on the percentage of Wincor Nixdorf Shares acquired by the Bidder in the Takeover Offer or, to the extent legally permissible, in the open market, effect a mandatory squeeze-out of the Wincor Nixdorf Shares that the Bidder does not already own by way of a squeeze-out transaction (a “Squeeze-Out”) pursuant to either Sections 327a et seq. German Stock Corporation Act, Sections 39a et seq. Takeover Act or Section 62 para. 5 of the German Transformation Act. By way of a Squeeze-Out, Wincor Nixdorf Shares of Wincor Nixdorf Shareholders who did not accept the Takeover Offer will be automatically converted into the right to receive compensation in cash or a combination of stock and cash, as applicable, depending on the legal basis of the Squeeze-Out (see below Section 15.4).

8.4.4	Planned Reorganization Transaction

Whether and which type of post-completion reorganization transaction the Bidder pursues following settlement of the Takeover Offer depends in particular on the percentage of Wincor Nixdorf Shares acquired in the Takeover Offer and, to the extent legally permissible, in the open market:

•	if the Bidder (through Diebold KGaA) holds at least 75 percent of outstanding Wincor Nixdorf Shares but less than 90 percent of Wincor Nixdorf’s issued share capital (when determining the relevant share capital, treasury shares will not be taken into account), the Bidder or Diebold KGaA intends to enter into a domination agreement and/or a profit and loss transfer agreement with Wincor Nixdorf;

•	if the Bidder (through Diebold KGaA) holds at least 90 percent of Wincor Nixdorf Shares (when determining the relevant share capital, treasury shares will not be taken into account) but, directly or indirectly, less than 95 percent, Diebold KGaA will conduct a cash merger squeeze-out under Section 62(5) of the German Transformation Act; and

•	if the Bidder (through Diebold KGaA) holds directly or indirectly at least 95 percent of Wincor Nixdorf’s issued share capital or Wincor Nixdorf’s voting share capital (when determining the relevant share capital, treasury shares will not be taken into account) it intends to pursue initiating either a corporate squeeze-out under Sections 327a et seq. of the German Stock Corporation Act or a takeover squeeze-out under Sections 39a et seq. of the German Takeover Act. Whether the Bidder pursues initiating a corporate squeeze-out or a takeover squeeze-out will depend on the circumstances at the time the 95 percent threshold is met. Since in a takeover squeeze-out (other than in the case of a corporate squeeze-out) the Bidder can—in the present case—also (partly) offer Diebold Shares to the minority shareholders as compensation for their Wincor Nixdorf Shares, the decision to pursue either a corporate squeeze-out or a takeover squeeze-out depends, among other things, on the price of Diebold Shares at the time the Bidder conducts the squeeze-out.

If, following the Takeover Offer, the Bidder (through Diebold KGaA) holds less than 90 percent of Wincor Nixdorf’s issued share capital (when determining the relevant share capital, treasury shares will not be taken into account), the Bidder could not commence a squeeze-out transaction, but may purchase additional Wincor Nixdorf Shares in the open market in order to reach the relevant threshold to consummate a squeeze-out transaction.

8.5	Other Intentions

Other than the intentions and measures stated in this Section 8, the Bidder and Diebold KGaA have not provided for any other intentions or measures concerning future business operations, the registered office and the location of essential parts of the Target, the use of assets, future obligations, the employees and their representatives, the members of the governing bodies and material changes of employment conditions of either the Target or, to the extent affected by the Takeover Offer, the Bidder. Subject to market- and other developments, the Bidder intends following the time of the settlement to pay dividends at a lower per share rate as it has paid in the past.

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9.	Consideration

9.1	Admittance to Trading on Organized Market and Liquidity of Diebold Offer Shares

Prior to the time of transfer of the Diebold Offer Shares to the Wincor Nixdorf Shareholders under the Takeover Offer, the Bidder will apply for admission to trading of Diebold Offer Shares on the NYSE and of all Diebold Shares on the Frankfurt Stock Exchange. The admission to trading on the Frankfurt Stock Exchange relates to the full share capital of the Bidder and will be an admission to trading on an organized market within the meaning of Section 2 para. 7 Takeover Act.

Commencement of trading on the Frankfurt Stock Exchange is expected to occur immediately after delivery of the Diebold Offer Shares to the Tendering Wincor Nixdorf Shareholders. Diebold Shares are currently listed on the NYSE and have a significant free float. Diebold Shares and especially the Diebold Offer Shares to be issued in relation with this Takeover Offer will therefore be liquid shares within the meaning of Section 31 para. 2 Takeover Act (see Annex 5). The Diebold Offer Shares will be fully fungible with the other common shares of the Bidder, including with respect to dividend entitlements (based on the Bidder’s quarterly dividend distribution) as well as voting rights.

9.2	Minimum Consideration

Pursuant to Section 31 paras. 1, 2 and 7 Takeover Act, and in conjunction with Section 3 sentence 1 of the Takeover Offer Regulation, the Bidder must offer Wincor Nixdorf Shareholders adequate consideration for their Wincor Nixdorf Shares. The amount of the consideration pursuant to Section 3 sentence 2 of the Takeover Offer Regulation may not be less than the predetermined minimum value as set out in Sections 4 through 6 of the Takeover Offer Regulation. The minimum value to be offered to the Wincor Nixdorf Shareholders per Wincor Nixdorf Share must be at least equal to the higher of the two following values:

(1)	Consideration of Prior Acquisitions (Vorerwerbe). Pursuant to Section 31 paras. 1, 2 and 7 Takeover Act, in conjunction with Section 4 of the Takeover Offer Regulation, the consideration for the Wincor Nixdorf Shares must be at least equivalent to the highest consideration provided or agreed to by the Bidder, any person acting in concert with it or its subsidiaries, for the acquisition of the shares of the Target within the last six months prior to the publication of this Offer Document.

(2)	Consideration of Domestic Market Prices. Pursuant to Section 31 paras. 1, 2 and 7 Takeover Act, in conjunction with Section 5 paras. 1 and 3 of the Takeover Offer Regulation, the consideration must at least be equivalent to the weighted average domestic market price of the Wincor Nixdorf Shares during the last three months prior to the publication of the decision to launch the Takeover Offer, pursuant to Section 10 para. 1 sentence 1 Takeover Act, on November 23, 2015, i.e., the period as of August 23, 2015 up to and including November 22, 2015 (“Three-Month Average Price”).

During the period set forth in Section 9.2(1), neither the Bidder, nor any person acting in concert with it or any of its subsidiaries, acquired Wincor Nixdorf Shares and there are no agreements to this effect in existence. Therefore, no prior acquisitions (Vorerwerbe) exist within the meaning of Section 31 paras. 1, 2 and 7 Takeover Act in conjunction with Section 4 of the Takeover Offer Regulation that would influence the minimum consideration for this Takeover Offer.

The minimum price described under Section 9.2(2) will be determined according to the Three-Month Average Price of Wincor Nixdorf Shares, pursuant to Section 5 para. 3 of the Takeover Offer Regulation in conjunction with Section 9 Securities Trading Act, on the basis of stock exchange securities transactions registered under Section 9 Securities Trading Act. At the same time, every transaction is weighted according to its sales volume (number of shares multiplied by price) in relation to the total number of shares, so that a large transaction measured by sales volume would play a larger role in the calculation than a small transaction. The calculation is as follows: volume (sum of number of shares multiplied by the price of all relevant transactions) divided by the number of shares of all relevant transactions.

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The calculation includes all transactions made with the shares in question during the three months prior to publication of the decision to launch an offer or to acquire control on the regulated markets of stock exchanges in Germany (domestic organized markets). Accordingly, the relevant reference day for calculating the minimum price is the day that precedes the publication of the decision to launch an offer or to acquire control.

The Bidder announced its decision to launch the Takeover Offer on November 23, 2015. The Three-Month Average Price on the reference date, November 22, 2015, amounts to €40.87 per Wincor Nixdorf Share, as the BaFin notified the Bidder on November 30, 2015. The consideration offered to Wincor Nixdorf Shareholders must therefore amount to at least €40.87 per Wincor Nixdorf Share pursuant to Section 31 paras. 1, 2 and 7 Takeover Act in conjunction with Sections 7 and 5 paras. 1 and 3 of the Takeover Offer Regulation.

9.3	Offer Consideration

The Bidder offers, for each Wincor Nixdorf Share a combined consideration of €38.98 in cash and 0.434 Diebold Offer Shares (see Section 4.1).

9.4	Adequacy of the Offer Consideration

(1)	Cash Component

The Cash Component offered as part of the Offer Consideration amounts to €38.98.

(2)	Value of the Share Component

The Bidder calculated the amount of the Share Component on the basis of an evaluation of Diebold, Incorporated. For this purpose the Bidder obtained the opinion of an expert regarding the value of the Diebold Offer Shares, who concluded, based on a share price and liquidity analysis, that the minimum value is the volume-weighted average market price of the Diebold Shares on the NYSE during the last three months prior to the publication of the decision to launch the Takeover Offer pursuant to Section 10 para. 1 sentence 1 Takeover Act on November 23, 2015, i.e., the period from August 23, 2015 to and including November 22, 2015 (the “Three-Month VWAP of the Diebold Offer Shares”) (Annex 5).

According to German case law on company valuation in compensation cases, the minimum value of equity securities generally equals the stock market price, based, for example, on the three-month volume-weighted average market price of such securities (“Three-Month VWAP”). Since the stock market price typically represents the value at which a shareholder can freely dispose of its shares, the stock market price—provided an adequate level of liquidity—in compensation cases constitutes the minimum value for an adequate valuation.

Since the relevance of the stock market price for the minimum value of equity security results from the possibility of their free disposal in the open market, it is irrelevant for valuation purposes in compensation cases—assuming adequate liquidity of the shares—whether such shares are listed on the regulated market of the Frankfurt Stock Exchange (like the Wincor Nixdorf Shares) or on the NYSE (like the Diebold Shares). For valuation purposes the Three-Month VWAP is at least equivalent to the three month average price of the Diebold Offer Shares.

Diebold Shares are listed on the NYSE and are traded under the ticker symbol “DBD”. The NYSE is the largest stock exchange worldwide by market capitalization of listed companies. From August 23, 2015 to and including November 22, 2015 (the “Three-Month Period”), a daily average of several hundred thousand Diebold Shares have been traded and a total number of 29,239,383 Diebold Shares have been traded on the NYSE during such Three-Month Period. The Three-Month VWAP of the Diebold Offer Shares during such Three-Month Period was €30.07 per Diebold Offer Share. The Three-Month VWAP of the Diebold Offer Shares was calculated by multiplying the following factors:

(i)	the $-denominated closing price of the Diebold Shares for each trading day on the NYSE during the Three-Month Period (source: https://www.nyse.com/quote/XNYS:DBD),

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(ii)	the total number of Diebold Shares traded on each trading day on the NYSE during the Three-Month Period (source: https://www.nyse.com/quote/XNYS:DBD), and

(iii)	the noon buying rates for € if paid in $ for each such relevant trading day during the Three-Month Period (as published by the New York Federal Reserve Bank under http://www.federalreserve.gov/releases/h10/hist, except for those noon buying rates that were not published due to public holidays in the United States on October 12, 2015 and November 11, 2015, which were obtained from Bloomberg L.P.).

with the result of such multiplication then to be divided by the total number of Diebold Shares that were traded on the NYSE during the Three-Month Period (Annex 5).

The minimum value of the Share Component of the Offer Consideration thus amounts to €13.05, rounded in accordance with commercial practice. This result is obtained by multiplying the value of one Diebold Offer Share based on the Three-Month VWAP of the Diebold Offer Shares, i.e., approximately €30.07, and the exchange ratio of the Share Component, i.e., 0.434 Diebold Offer Shares for each Wincor Nixdorf Share.

(3)	Value of the Offer Consideration

The value of the Offer Consideration, consisting of the Cash Component of €38.98 and of the Share Component of approximately €13.05 thus amounts to €52.03, rounded in accordance with commercial practice.

(4)	Valuation Methods

In determining the Offer Consideration, the Bidder specifically took into account the historical development of the market value of the Wincor Nixdorf Share. The market price is a widely accepted basis for determining the adequacy of the consideration for listed shares. Wincor Nixdorf Shares are admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Prime Standard). The currently issued Wincor Nixdorf Shares are included in the MDAX and meet the free-float requirement and appropriate trade activities and volumes.

With the above-determined Three-Month Average Price of €40.87 for Wincor Nixdorf Shares, the Offer Consideration of approximately €52.03 represents a premium of approximately €11.16 or 27.31 percent of the Three-Month Average Price and is therefore appropriate within the meaning of Section 31 paras. 1, 2 and 7 of the Takeover Act in conjunction with Section 3 sentence 1 of the Takeover Offer Regulation.

Additionally, the Offer Consideration represents a premium of approximately €6.22 or approximately 13.58 percent based on the XETRA closing price for Wincor Nixdorf Shares of €45.81 on November 20, 2015 (available at: http://www.boerse-frankfurt.de/aktie/Wincor_Nixdorf-Aktie/ETR), the last trading day prior to the publication of the decision to launch the Takeover Offer, whereby such price has been influenced by the negotiations about a possible merger between the Bidder and Wincor Nixdorf, published by an ad hoc announcement. With a value of approximately €52.03, the Offer Consideration is higher than each closing price of Wincor Nixdorf Shares in the 52 weeks prior to November 20, 2015 (source: German Stock Exchange).

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Furthermore, in the Bidder’s opinion, the adequacy of the Offer Consideration may also be derived from the following expected prices for the Wincor Nixdorf Shares as published prior to the publication of the ad hoc notification of Wincor Nixdorf on October 17, 2015, i.e., the day on which Wincor Nixdorf announced that it had entered into a non-binding term sheet with the Bidder regarding a potential strategic business combination:

Source	Expected Price
UBS	€45.00
Commerzbank	€30.00
Bankhaus Metzler	€39.00
MainFirst Bank AG	€30.00
Nord/LB	€38.00
Independent Research GmbH	€40.00
Equinet (ESN)	€42.00
HSBC	€41.00
Bankhaus Lampe	€38.00
DZ BANK AG	€38.00
Landesbank Baden-Württemberg	€35.00
Kepler Cheuvreux	€31.00
Wedbush	€36.00
Hauck & Aufhäuser	€40.00
National Bank AG	€40.00
Oddo Seydler Bank AG	€31.50
M.M. Warburg Investment Research	€45.00

The presented analyst estimates obtained for the Wincor Nixdorf Shares have an expected average price of €37.62.

No other valuation method has been employed other than those shown in this Offer Document.

The Offer Consideration for each Wincor Nixdorf Share is therefore adequate.

9.5	Non-Applicability of Section 33b Takeover Act

The Wincor Nixdorf Articles of Association do not allow for the application of Section 33b para. 2 Takeover Act. The Bidder is therefore not under the obligation to pay any indemnities in accordance with Section 33b para. 5 Takeover Act.

10.	Regulatory Approvals and Procedures

10.1	Antitrust Proceedings

The Takeover Offer will also be subject to review by antitrust authorities in jurisdictions outside Germany and the United States. Under some of these jurisdictions, the Takeover Offer and/or the Business Combination may not be consummated before a notification has been submitted to the relevant antitrust authority and/or certain consents, approvals, permits or authorizations have been obtained and/or the applicable waiting period has expired or has been terminated. The Bidder intends to make all necessary notifications and filings in these jurisdictions as soon as practicable. For a description and the status of the antitrust proceedings see Section “Regulatory Approvals Related to the Business Combination—Antitrust Clearance” on pages 178 et seq. of Annex 4.

10.2	Registration Statement

The Registration Statement is necessary in order to register the Diebold Offer Shares under the Securities Act. The Takeover Offer may only be settled after the SEC declares the Registration Statement effective.

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10.2.1	Status of the Proceedings

The Registration Statement was filed with the SEC on November 24, 2015. On December 21, 2015, January 21, 2016, and February 4, 2016 the Bidder received comment letters from the SEC with respect to the Registration Statement. On January 8, 2016, the Bidder filed the first amendment and on February 1, 2016, the Bidder filed the second amendment to the Registration Statement with the SEC. On February 3, 2016, the Bidder filed the third amendment and on February 5, 2016, the Bidder filed the fourth amendment to the Registration Statement with the SEC. On February 5, 2016 the SEC declared the Registration Statement effective.

10.2.2	Early Commencement Rule

In contrast to the general rule under applicable U.S. securities laws and in reliance on Rule 162(a) under the Securities Act (the “Early Commencement Rule”), the Bidder has begun the Takeover Offer before the Registration Statement has been declared effective by the SEC. As a result of its reliance on the Early Commencement Rule, Wincor Nixdorf Shareholders must be granted the right to withdraw their acceptance of the Takeover Offer at any time during the Acceptance Period. Furthermore, the Early Commencement Rule requires compliance with Rule 14d-4(d) under the Exchange Act. Pursuant to such rule the Wincor Nixdorf Shareholders must be notified immediately of any material changes in the information published, sent or given in connection with the Takeover Offer. In the case of a material change other than price or share levels, there must be at least five Business Days between the notice to the shareholders of such material change and the end of the Acceptance Period. In case that the material change is with respect to the price, the amount of securities sought, the dealer’s soliciting fee or other similarly significant change, or a prospectus supplement is included as part of a post-effective amendment to the Registration Statement, there must be 10 Business Days between notice to the shareholders of such material change or filing and the end of the Acceptance Period. If the preliminary prospectus was materially deficient, there must be 20 Business Days between the notice to the shareholders of such deficiency and the end of the Acceptance Period. The Bidder will comply with these provisions only in accordance with the provisions of the Takeover Act. In particular, the Acceptance Period will be extended only in the events provided for in the Takeover Act.

10.2.3	Stop Order

If the SEC is of the opinion that the Registration Statement includes untrue statements of material facts or omits material facts, the SEC may, pursuant to Section 8(d) of the Securities Act, after a hearing of the Bidder, issue a stop order suspending the effectiveness of the Registration Statement. If the SEC would issue a stop order for the Takeover Offer, the Bidder could not settle the Takeover Offer. However, if the Bidder revises the Registration Statement according to the requirements of the stop order, the SEC would revoke the stop order. Usually, the SEC addresses issues that could give grounds to a stop order during the review of the Registration Statement (see Section 10.2.1). As this gives the Bidder the opportunity to address such issues, the SEC rarely issues stop orders in practice.

10.3	Permission to Publish this Offer Document

BaFin approved the publication of this Offer Document by the Bidder on February 4, 2016.

11.	Requirements for the Settlement of the Takeover Offer

11.1	Closing Conditions

This Takeover Offer and the agreements which come into existence as a result of accepting the Takeover Offer will only be settled if the following Closing Conditions (the “Closing Conditions”) have been satisfied or effectively waived by the Bidder before the default of the respective Closing Condition (see Section 11.3):

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11.1.1	Regulatory Condition

After publication of this Offer Document and no later than November 21, 2016 the transactions contemplated by this Takeover Offer have been approved by the competent Antitrust Authorities in the following jurisdictions or the statutory waiting periods in the following jurisdictions have lapsed, with the result that the transactions contemplated by this Takeover Offer may be completed:

(1)	Austria, Poland, Portugal, Slovakia and Spain and/or the European Union, if and to the extent the European Commission has authority pursuant to Council Regulation (EC) No. 139/2004 of January 20, 2004;

(2)	The United States of America;

(3)	Brazil;

(4)	China;

(5)	Russia; and

(6)	Turkey.

This Closing Condition is hereinafter referred to as the “Regulatory Condition”.

11.1.2	Registration Statement Condition

The	Registration Statement regarding the Diebold Offer Shares:

(1)	has been declared effective by the SEC between the publication of this Offer Document and the expiration of the Acceptance Period; and

(2)	at the expiration of the Acceptance Period is not the subject of any stop order by the SEC pursuant to Section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order.

This Closing Condition is hereinafter referred to as the “Registration Statement Condition”.

11.1.3	Minimum Tender Condition

At the time of the expiration of the Acceptance Period (as defined in Section 4.2), the sum of the number of

(1)	Tendered Wincor Nixdorf Shares (as defined in Section 12.2(2)) (including those Wincor Nixdorf Shares for which the acceptance of this Takeover Offer has been declared during the Acceptance Period but only becomes effective after the end of the Acceptance Period by transferring the Wincor Nixdorf Shares to ISIN DE000A169QN2 (WKN A16 9QN)) for which the right to withdrawal, if any, has not been validly exercised in accordance with this Offer Document,

(2)	Wincor Nixdorf Shares held directly by the Bidder, any member of Diebold Group or any person acting in concert with the Bidder within the meaning of Section 2 para. 5 Takeover Act (excluding, for the avoidance of doubt, any Wincor Nixdorf Treasury Shares),

(3)	Wincor Nixdorf Shares that must be attributed to the Bidder or any member of Diebold Group in accordance with Section 30 Takeover Act, and

(4)	Wincor Nixdorf Shares for which the Bidder, any member of Diebold Group or any person acting in concert with the Bidder within the meaning of Section 2 para. 5 Takeover Act has entered into an agreement outside of this Takeover Offer, giving them the right to demand the transfer of title of such Wincor Nixdorf Shares,

(Wincor Nixdorf Shares that fall within the scope of several of the Sections 11.1.3(1) through 11.1.3(4) are counted only once) equals at least 22,362,159 Wincor Nixdorf Shares (approximately 67.6 percent of all Wincor Nixdorf Shares existing at the time of approval of the publication of this Offer Document by BaFin) (the Minimum Acceptance Rate).

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11.1.4	No Market Material Adverse Change Condition

(1)	Between the publication of this Offer Document and the expiration of the Acceptance Period trading on the Frankfurt Stock Exchange shall not have been suspended for more than three consecutive trading days for all shares admitted to trading on the entire Frankfurt Stock Exchange.

(2)	Furthermore, the closing quotations of the DAX (ISIN DE0008469008), as determined by Deutsche Börse AG, Frankfurt am Main, Germany, or a successor thereof, and published on its website (currently: www.deutsche-boerse.com), of the two trading days prior to the end of the Acceptance Period, are no more than 28.5 percent below the closing quotation of the DAX on the trading day immediately preceding the day of approval of the publication of this Offer Document by BaFin (namely, not below 6,745.90 points).

This Closing Condition is hereinafter referred to as the “No Market Material Adverse Change Condition”.

The Closing Conditions in Sections 11.1.4(1) and 11.1.4(2) constitute independent Closing Conditions.

11.1.5	No Wincor Nixdorf Material Adverse Change Condition

Between the publication of this Offer Document and the expiration of the Acceptance Period neither

(1)	Wincor Nixdorf has published new circumstances pursuant to Section 15 Securities Trading Act, nor

(2)	circumstances have occurred that would have had to be published by Wincor Nixdorf pursuant to Section 15 Securities Trading Act or that Wincor Nixdorf did not publish because of a self-exception pursuant to Section 15 para. 3 Securities Trading Act, that, in case of a one-time event, result in a negative effect on the annual EBITDA (as defined in Wincor Nixdorf’s annual report for the fiscal year ended September 30, 2015) of Wincor Nixdorf in an amount of at least €50 million, and/or, in case of a recurring event, result in a recurring negative effect on the annual EBITDA (as defined in Wincor Nixdorf’s annual report for the fiscal year ended September 30, 2015) of Wincor Nixdorf in an amount of at least €18 million for the fiscal years 2015/2016, 2016/2017 and 2017/2018, or that, in each case, could reasonably be expected to have such effect (Material Adverse Change).

Whether a Material Adverse Change has occurred between the publication of this Offer Document and the expiration of the acceptance period will be determined exclusively by an expert opinion of the Independent Expert as set out in greater detail in Section 11.2. If (i) the Independent Expert (as defined in Section 11.2) confirms that a Material Adverse Change has occurred, (ii) this expert opinion of the Independent Expert has been received by the Bidder by the expiration of the acceptance period and (iii) the Bidder has published the receipt and result of this expert opinion of the Independent Expert no later than on the required date of publication pursuant to Section 23 para. 1 sentence 1 no. 2 Takeover Act, the Closing Condition as set out in this Section 11.1.5 shall be deemed not satisfied. In all other cases, the Closing Condition as set out in this Section 11.1.5 shall be deemed to have been satisfied.

11.1.6	No Material Compliance Violation

Between the publication of this Offer Document and the expiration of the Acceptance Period no criminal or administrative offense (Ordnungswidrigkeit) relating to applicable corruption, anti-bribery, money-laundering or cartel laws (Material Compliance Violation) by a member of a governing body or officer of Wincor Nixdorf or a subsidiary of Wincor Nixdorf, while any such person was operating in their official capacity at, or on behalf of, Wincor Nixdorf or a subsidiary of Wincor Nixdorf is known to have occurred, if any such Material Compliance Violation constitutes insider information for Wincor Nixdorf pursuant to Section 13 Securities Trading Act or has constituted insider information prior to its publication.

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Whether a Material Compliance Violation has occurred between the publication of this Offer Document and the expiration of the acceptance period will be determined exclusively by an expert opinion of the Independent Expert as set out in greater detail in Section 11.2. If (i) the Independent Expert (as defined in Section 11.2) confirms that a Material Compliance Violation has occurred, (ii) this expert opinion of the Independent Expert has been received by the Bidder by the expiration of the acceptance period and (iii) the Bidder has published the receipt and result of the expert opinion of the Independent Expert no later than on the required date of publication pursuant to Section 23 para. 1 sentence 1 no. 2 Takeover Act, the Closing Condition as set out in this Section 11.1.6 shall be deemed not satisfied. Otherwise, the Closing Condition as set out in this Section 11.1.6 shall be deemed to have been satisfied.

11.1.7	No Increase of Share Capital; No Issuance of Wincor Nixdorf Treasury Shares

Between the publication of this Offer Document and the expiration of the Acceptance Period:

(1)	Wincor Nixdorf shall not have increased its share capital, and

(2)	Wincor Nixdorf shall not have granted, delivered, sold, committed to sell or to transfer, or in any other way disposed of any or all of the Wincor Nixdorf Treasury Shares.

The Closing Conditions in Sections 11.1.7(1) and 11.1.7(2) constitute independent Closing Conditions. For the avoidance of doubt, the issuance of new stock options to management directors and employees does not constitute a default of this Closing Condition, even if in principle such stock options could be satisfied by delivery of treasury shares or conditioned capital pursuant to the terms and conditions of the existing stock option plans.

11.1.8	No Over-Indebtedness or Insolvency

Between the publication of this Offer Document and the expiration of the Acceptance Period, Wincor Nixdorf does not publish pursuant to Section 15 Securities Trading Act that:

(1)	Insolvency proceedings under German law have been opened in respect of the assets of Wincor Nixdorf or the management board of Wincor Nixdorf has applied for such proceedings to be opened; or

(2)	There are grounds that would require an application for the opening of insolvency proceedings.

The Closing Conditions in Sections 11.1.8(1) and 11.1.8(2) constitute independent Closing Conditions.

11.1.9	No Superior Competing Offer

Between the publication of this Offer Document and the expiration of the Acceptance Period no competing offer by a third party within the meaning of Section 22 Takeover Act was announced pursuant to Section 10 para. 1 sentence 1 Takeover Act which according to an ad hoc notification by Wincor Nixdorf pursuant to Section 15 Securities Trading Act (i) offers an overall consideration exceeding the consideration offered by this Takeover Offer, or (ii) is otherwise determined by the management board and the supervisory board of Wincor Nixdorf to be in the best interest of Wincor Nixdorf.

11.1.10	No Prohibition or Illegality of the Takeover Offer or of the Business Combination

At the expiration of the Acceptance Period, no temporary restraining order or preliminary or permanent injunction or other order of a competent governmental authority has been issued and is still in force or continues to exist in

(1)	a member state of the European Union;

(2)	the United States of America;

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(3)	Brazil;

(4)	China;

(5)	Colombia;

(6)	Russia;

(7)	Turkey;

(8)	Canada;

(9)	Australia; or

(10)	Japan

and prohibits or makes unlawful the business combination or the acquisition or direct or indirect ownership of Wincor Nixdorf Shares through the Bidder or Diebold KGaA and as a result prevents consummation of the Takeover Offer.

11.2	Independent Expert

The determination of a Material Adverse Change or a Material Compliance Violation will be conducted by the Value Trust Financial Advisors SE, München as an independent expert (the “Independent Expert”). The Independent Expert will deliver, after careful consideration pursuant to the standards of a diligent professional in the area of accounting and tax advising, an opinion in which it determines whether Material Adverse Change or a Material Compliance Violation has occurred.

The Independent Expert shall act only upon request of the Bidder. The Bidder shall publish without undue delay and with reference to this Takeover Offer, the commencement of the procedure to determine whether a Material Adverse Change (see Section 11.1.5), a Material Compliance Violation (see Section 11.1.6) has occurred between the publication of this Offer Document and at the end of the Acceptance Period, in the Federal Gazette (Bundesanzeiger) and on the internet (http://www.diebold.com/ in the Investor Relations section).

In case the Bidder receives an expert opinion of the Independent Expert by the end of the Acceptance Period which states that between the publication of this Offer Document and the end of the Acceptance Period, a Material Adverse Change (see Section 11.1.5) or a Material Compliance Violation (see Section 11.1.6) has occurred, the Bidder is required to publish in the Federal Gazette (Bundesanzeiger) and on the internet (http://www.diebold.com/ in the Investor Relations section) the fact that it has received such expert opinion and the result of this expert opinion without undue delay, however, at the latest on the date of the publication pursuant to Section 23 para. 1 sentence 1 no. 2 Takeover Act and with reference to this Takeover Offer. The expert opinion of the Independent Expert will be binding and final upon the acceptance of the Takeover Offer by the Bidder and the Wincor Nixdorf Shareholders. The fees and expenses of the Independent Expert shall be borne by the Bidder.

In the Business Combination Agreement, Wincor Nixdorf committed to provide to the extent legally permissible and that all expenses incurred thereby borne by the Bidder (i) reasonable support to the Independent Expert and (ii) all requisite information regarding the Target, its subsidiaries and the business they operate.

11.3	Waiver of Closing Conditions

The Bidder shall be entitled, at its free discretion, up until one working day prior to the expiration of the Acceptance Period, to waive any Closing Condition before its default to the extent legally permissible and subject to any applicable consent by the requisite Financing Sources. Closing Conditions validly waived by the Bidder will be presumed, for the purposes of this Takeover Offer, to have been satisfied. For purposes of Section 21 para. 1 Takeover Act, the publication of the amendment of the Takeover Offer subject to Section 21 para. 2 Takeover Act in conjunction with Section 14 para. 3 Takeover Act is authoritative.

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In the event of waiving one, several or all of the Closing Conditions or the reduction of the Minimum Acceptance Rate within the last two weeks before the expiration of the Acceptance Period defined in Section 4.2 of this Offer Document, the Acceptance Period will be extended by two weeks pursuant to Section 21 para. 5 Takeover Act (until April 5, 2016 at 24:00 hours (Central European Summer Time)). The Acceptance Period will be extended only in accordance with the events provided for in the Takeover Act.

11.4	Non-Satisfaction of Closing Conditions

If (i) any of the Closing Conditions in Sections 11.1.2 to 11.1.10 of this Offer Document has not been satisfied at the end of the Acceptance Period or (ii) the Closing Condition in Sections 11.1.1 of this Offer Document has not been satisfied by November 21, 2016 (inclusive) and the Bidder has not effectively waived the relevant Closing Conditions pursuant to Section 21 para. 1 sentence 1 no. 4 Takeover Act by the end of the working day prior to the expiration of the Acceptance Period, the Takeover Offer will terminate.

In this case, the agreements entered into as a result of accepting the Takeover Offer will not be completed and will cease to exist (condition subsequent). Tendered Wincor Nixdorf Shares (as defined in Section 12.2(2)) will be reassigned and transferred where necessary to each respective Custodian Bank. Accordingly, the Custodian Banks will have to arrange for the Tendered Wincor Nixdorf Shares (as defined in Section 12.2(2)) to be transferred into DE000A0CAYB2 (WKN A0C AYB) without undue delay, and in any case, no later than five Business Days after the lapse of the Takeover Offer has been made known. The Tendered Wincor Nixdorf Shares will be rebooked free of charge for Wincor Nixdorf Shareholders pursuant to Section 12.9 of this Offer Document. However, any foreign taxes and/or fees and expenses charged by foreign Custodian Banks that do not have a mutual custody account connection with Clearstream must be borne by the relevant Wincor Nixdorf Shareholder.

If the Takeover Offer is not settled due to the non-satisfaction of a Closing Condition (“Closing Failure”), and if the Closing Failure was due to the non-satisfaction of (i) the Regulatory Condition, (ii) the Registration Statement Condition or (iii) the No Market Material Adverse Change Condition (and no other closing condition), the parties will use their reasonable best efforts to renegotiate the Takeover Offer and the business combination in good faith with regard to the new facts, provided that the Closing Failure has not been caused by non-compliance of either party with the terms of the business combination agreement.

11.5	Publication

The Bidder will publish without undue delay, both on the internet at the website http://www.diebold.com/ in the Investor Relations section, in the Federal Gazette (Bundesanzeiger) and by way of an English language press release via an electronically operated information distribution system in the United States, if (i) a Closing Condition has been satisfied, (ii) a Closing Condition has been waived by the Bidder, (iii) all Closing Conditions have been satisfied unless otherwise waived, or (iv) the Takeover Offer will not be completed.

11.6	Termination Fees

If (i) the Takeover Offer is not consummated due to the failure to satisfy the Regulatory Condition (see Section 11.1.1), the Registration Statement Condition (see Section 11.1.2), or the No Market Material Adverse Change Condition (see Section 11.1.4), (ii) the Bidder and Wincor Nixdorf were unable pursuant to the Business Combination Agreement to agree upon a revised transaction and enter into a revised agreement within a period of two months and (iii) either party has terminated the Business Combination Agreement under specific conditions according to the provisions of the Business Combination Agreement, a termination fee (pauschalierter Schadensersatz) must be paid to Wincor Nixdorf by the Bidder as follows:

•	€20 million if the Registration Statement Condition has not been satisfied, except an exception applies pursuant to the Business Combination Agreement;

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•	€30 million if the No Market Material Adverse Change Condition has not been satisfied; or

•	€50 million if the Regulatory Condition has not been satisfied on or before November 21, 2016.

12.	Acceptance and Settlement of the Takeover Offer

12.1	Settlement Agent

The Bidder has appointed Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany (Offer Document inquiries by facsimile at +49 69 910 38794 or by email at dct.tender-offers@db.com) as the Settlement Agent for the technical processing of this Takeover Offer.

12.2	Acceptance of the Takeover Offer within the Acceptance Period

Wincor Nixdorf Shareholders who wish to accept the Takeover Offer should address any questions regarding the technical execution of the Takeover Offer to the Custodian Bank or other securities service company where their Wincor Nixdorf Shares are held. These institutions have been separately informed about the procedures for acceptance and settlement of the Takeover Offer, and they will inform any customers who keep the Wincor Nixdorf Shares in their securities custody accounts about the Takeover Offer and the steps required for its acceptance.

Wincor Nixdorf Shareholders may only accept the Takeover Offer if, within the Acceptance Period (for information regarding the acceptance of the Takeover Offer during the Additional Acceptance Period, see Section 12.6), they:

(1)	declare in writing to their Custodian Bank the acceptance of the Takeover Offer (the “Declaration of Acceptance”); and

(2)	instruct their Custodian Bank to effect the transfer of the Wincor Nixdorf Shares in their custody account for which they wish to accept the Takeover Offer (together with the Wincor Nixdorf Shares tendered within the Additional Acceptance Period, the “Tendered Wincor Nixdorf Shares”), into ISIN DE000A169QN2 (WKN A169QN) at Clearstream.

The Declaration of Acceptance will only be effective if the Tendered Wincor Nixdorf Shares are transferred into ISIN DE000A169QN2 (WKN A169QN) at Clearstream no later than 6:00 p.m. (Central European Time) on the second Business Day after the expiration of the Acceptance Period. The transfers are to be arranged by the Custodian Bank after receipt of the Declaration of Acceptance.

Receipt by the Custodian Bank is important for compliance with the Acceptance Period. Declarations of Acceptance that are not received by the respective Custodian Bank within the Acceptance Period or that have been erroneously or incompletely filled out will not be regarded as an acceptance of the Takeover Offer and do not entitle the respective Wincor Nixdorf Shareholder to receive the Offer Consideration. Neither the Bidder, nor persons acting in concert with the Bidder nor their subsidiaries are required to notify the respective Wincor Nixdorf Shareholder of any defects or errors in the Declaration of Acceptance, and they assume no liability in the event that such notification is not made.

12.3	Further Declarations in Connection with the Acceptance of the Takeover Offer

With regard to the Declaration of Acceptance:

(1)	the respective Wincor Nixdorf Shareholders accept the Takeover Offer, as set out in this Offer Document, for all Wincor Nixdorf Shares held in their custody account at the Custodian Bank at the time of notice, unless a different number is explicitly stated in writing in the Declaration of Acceptance;

(2)	the respective Wincor Nixdorf Shareholders instruct and authorize their Custodian Bank to transfer the Wincor Nixdorf Shares specified in the Declaration of Acceptance into ISIN DE000A169QN2 (WKN A16 9QN) at Clearstream, but to initially leave such shares in their own custody account;

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(3)	the respective Wincor Nixdorf Shareholders instruct their Custodian Banks to instruct and authorize Clearstream to deposit the Tendered Wincor Nixdorf Shares left in the accounts of the Custodian Banks with the ISIN DE000A169QN2 (WKN A16 9QN) to the account of the Settlement Agent at Clearstream immediately prior to the settlement of the Takeover Offer for the purpose of transferring the ownership of the Tendered Wincor Nixdorf Shares to Diebold KGaA;

(4)	the respective Wincor Nixdorf Shareholders transfer—subject to the satisfaction of the Closing Conditions, unless the Bidder has waived one or several Closing Conditions pursuant to Section 21 para. 1 sentence 1 no. 4 Takeover Act—their Tendered Wincor Nixdorf Shares, including all rights vested in the shares at the time of the Settlement, to Diebold KGaA.

(5)	the respective Wincor Nixdorf Shareholders instruct and authorize the Settlement Agent to transfer the Tendered Wincor Nixdorf Shares to Diebold KGaA following receipt of the Offer Consideration for each Tendered Wincor Nixdorf Share by the Settlement Agent; in the course of the settlement, the Settlement Agent will transfer the Offer Consideration through Clearstream to the Custodian Banks, and the Custodian Banks will credit the Diebold Offer Shares (subject to the fractional shares rules in this Section 12.4) in exchange for Tendered Wincor Nixdorf Shares to the securities custody account of the relevant former Wincor Nixdorf Shareholder and credit the Cash Component per Tendered Wincor Nixdorf Share to the relevant account of the former Wincor Nixdorf Shareholder at the Custodian Banks;

(6)	the respective Wincor Nixdorf Shareholders instruct and authorize their Custodian Banks to aggregate and to sell and/or transfer, as the case may be, their fractional shares associated with Diebold Offer Shares (together with other fractional shares in the form of whole Diebold Offer Shares) to the Settlement Agent’s account at Clearstream for the purpose of monetizing these fractional shares, or to instruct and authorize Clearstream to do so on their behalf;

(7)	the respective Wincor Nixdorf Shareholders instruct and authorize the Settlement Agent to monetize the fractional shares of Diebold Offer Shares (and other fractional shares in the form of whole Diebold Offer Shares) that are transferred to the Settlement Agent’s account at Clearstream by the Custodian Bank;

(8)	the respective Wincor Nixdorf Shareholders agree and accept that the proceeds credited for any fractional shares of Diebold Offer Shares will be determined on the basis of the average proceeds per share realized by the Custodian Bank and/or Settlement Agent by monetizing whole Diebold Offer Shares representing fractional shares of Diebold Offer Shares on behalf of the respective Wincor Nixdorf Shareholders;

(9)	the respective Wincor Nixdorf Shareholders instruct and authorize their Custodian Banks to credit the proceeds from a sale of such fractional shares of Diebold Offer Shares to the account they have set forth in the Declaration of Acceptance;

(10)	the respective Wincor Nixdorf Shareholders engage and authorize their respective Custodian Banks and the Settlement Agent, under exemption from the prohibition of self-dealing according to Section 181 of the German Civil Code (Bürgerliches Gesetzbuch), to take all expedient or necessary actions for settling this Takeover Offer and to issue and receive notices, in particular to effect the transfer of ownership in the Tendered Wincor Nixdorf Shares to Diebold KGaA;

(11)	the respective Wincor Nixdorf Shareholders instruct their respective Custodian Banks to instruct and authorize Clearstream, to provide the Settlement Agent, directly or through the Custodian Bank, on each trading day, all necessary information for announcements regarding the acquisition of shares (see Section 18), particularly the number of Tendered Wincor Nixdorf Shares transferred to the custody account of the Custodian Bank at Clearstream into ISIN DE000A169QN2 (WKN A16 9QN);

(12)	the respective Wincor Nixdorf Shareholders declare that the Tendered Wincor Nixdorf Shares are in their sole ownership, are not subject to any restrictions on disposal and are free from rights and claims of third parties at the time of the transfer of ownership; and

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(13)	the respective Wincor Nixdorf Shareholders instruct and authorize their Custodian Banks to transfer the Declaration of Acceptance and, in the event of withdrawal (see Section 16), the withdrawal letter for the Takeover Offer, to the Settlement Agent upon request.

The declarations, instructions, orders and authorizations listed in the above paragraphs are granted irrevocably in the interest of a smooth and quick implementation of this Takeover Offer. They will expire in case of an effective withdrawal from the agreements that were entered into as a consequence of the acceptance of the Takeover Offer or failure of a Closing Condition.

12.4	Settlement of the Takeover Offer

The Tendered Wincor Nixdorf Shares will initially remain in the custody accounts of the Tendering Wincor Nixdorf Shareholders and will be transferred into ISIN DE000A169QN2 (WKN A169QN).

Prior to the delivery of Diebold Offer Shares to Wincor Nixdorf Shareholders according to the Takeover Offer, the Bidder will apply for admission of the Diebold Offer Shares for trading on the NYSE and of all Diebold Shares for trading on the Frankfurt Stock Exchange. If all Closing Conditions have been satisfied by the end of the Additional Acceptance Period and the Takeover Offer has been settled without undue delay thereafter, the Bidder expects trading to begin immediately after delivery of the Diebold Offer Shares to the Tendering Wincor Nixdorf Shareholders, presumably on April 27, 2016. If the Regulatory Condition, which may remain outstanding until November 21, 2016, has not been satisfied by the end of the Additional Acceptance Period (or waived until one working day prior to the end of the Acceptance Period), the settlement of the Takeover Offer will be delayed accordingly until satisfaction of this condition.

The Diebold Offer Shares will be transferred to the securities custody accounts of the Custodian Banks maintained at Clearstream no later than seven Business Days following the later of (i) the publication of the results of the Additional Acceptance Period pursuant to Section 23 para. 1 no. 3 Takeover Act or (ii) the satisfaction of the Regulatory Condition that may remain outstanding until November 21, 2016.

To this end, the Settlement Agent will arrange for the Diebold Offer Shares, the Share Component and the Cash Component of the Offer Consideration to be transferred or credited for each Tendered Wincor Nixdorf Share through Clearstream and the Custodian Banks to the respective security custody accounts or accounts of the Wincor Nixdorf Shareholders who have accepted the Takeover Offer (or, in the event of a resale of the Tendered Wincor Nixdorf Shares to the respective purchaser of the Wincor Nixdorf Shares). For each Wincor Nixdorf Share 0.434 Diebold Offer Shares, related to the Share Component, and €38.98, related to the Cash Component of the Offer Consideration, will be paid to former Wincor Nixdorf Shareholders who have accepted the Takeover Offer.

The exchange of each Tendered Wincor Nixdorf Share for 0.434 Diebold Offer Shares is described in more detail below:

•	The Bidder will issue the Diebold Offer Shares as authorized by the resolutions approved by the board of directors of the Bidder on November 21, 2015. The issuance of new shares is different from a capital increase in kind for contribution of Tendered Wincor Nixdorf Shares under German law (as described under Section 5.2.2). As a result, prior to the transfer of ownership of Tendered Wincor Nixdorf Shares by the Tendering Wincor Nixdorf Shareholders, the Diebold Offer Shares can be transferred by the Bidder through DTC and Clearstream to a securities custody account held by the Bidder with the Settlement Agent.

•

In the course of the settlement, the Settlement Agent will transfer the Offer Consideration through Clearstream to the Custodian Banks, and the Custodian Banks will credit the Diebold Offer Shares (subject to the fractional shares rules in this Section 12.4) in exchange for Tendered Wincor Nixdorf Shares to the securities custody account of the relevant former Wincor Nixdorf

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Shareholder and credit the Cash Component per Tendered Wincor Nixdorf Share to the relevant account of the former Wincor Nixdorf Shareholder at the Custodian Banks. Simultaneously, Clearstream will transfer the Tendered Wincor Nixdorf Shares to the securities custody account of Diebold KGaA held by the Settlement Agent to the securities account of the Settlement Agent at Clearstream.

As a result, in the course of the settlement, the Bidder will issue and transfer the Diebold Offer Shares together with the Cash Component through the Settlement Agent to the respective securities custody accounts or accounts of the Tendering Wincor Nixdorf Shareholders and, in return, the Tendered Wincor Nixdorf Shares are transferred through the Settlement Agent directly to Diebold KGaA. With the transfer of the Diebold Offer Shares and the Cash Component to the respective securities custody accounts and bank accounts of the Tendering Wincor Nixdorf Shareholders, the Bidder transfers ownership and pays, respectively, the Offer Consideration to the Tendering Wincor Nixdorf Shareholders and with the transfer of the Tendered Wincor Nixdorf Shares to Diebold KGaA, the Tendering Wincor Nixdorf Shareholders transfer ownership of the Tendered Wincor Nixdorf Shares to Diebold KGaA.

If fractions in Diebold Offer Shares with the ISIN US2536511031 are created as a result of the exchange ratio of the Offer Consideration, there will be no shareholder right to require an adjustment to whole shares (so-called fractional adjustment). Entitlements with respect to fractional shares will only be settled in cash. To the extent that Wincor Nixdorf Shareholders are entitled to fractional shares, those fractional entitlements will be aggregated and sold by the respective Custodian Banks and/or the Settlement Agent on the stock exchange. The proceeds of such sale will be distributed pro rata to the Wincor Nixdorf Shareholders entitled thereto who have tendered Wincor Nixdorf Shares after settlement of the Takeover Offer and the proceeds credited for any fractional shares of Diebold Offer Shares will be determined on the basis of the average proceeds per share. Because market prices of Diebold Shares will fluctuate, cash proceeds received by Wincor Nixdorf Shareholders in respect of their fractional shares may be different than an amount calculated based on the market price of a Diebold Share at the time of the settlement of the Takeover Offer.

The Bidder will have fulfilled its obligation—with respect to the Tendered Wincor Nixdorf Shares—to provide the Offer Consideration according to the Takeover Offer if the Diebold Offer Shares have been admitted to trading on the Frankfurt Stock Exchange and the NYSE, the Diebold Offer Shares have been transferred to the securities custody accounts held by the Custodian Bank at Clearstream and the payments to fulfill the Cash Component per Tendered Wincor Nixdorf Share and potential payments in connection with the compulsory settlement of fractional adjustments have been made to the accounts held by the Custodian Bank at Clearstream. It is the respective Custodian Banks’ responsibility to credit the Diebold Offer Shares, the Cash Component per Tendered Wincor Nixdorf Share as well as any proceeds from the fractional adjustments to the respective accepting Wincor Nixdorf Shareholders.

The Custodian Banks will aggregate and sell and/or transfer, as applicable, all fractional amounts of the Diebold Offer Shares belonging to Wincor Nixdorf Shareholders (in the form of full Diebold Offer Shares) to the securities custody account of the Settlement Agent at Clearstream. The Custodian Bank and/or the Settlement Agent will dispose of these fractional amounts of Diebold Offer Shares for the benefit of the Wincor Nixdorf Shareholders who accept the Takeover Offer. The proceeds resulting from these disposals will be credited to the securities custody accounts provided in the Declaration of Acceptance of the Wincor Nixdorf Shareholders who accept the Takeover Offer within ten Business Days after the deposit of Diebold Offer Shares in the accounts of the accepting Wincor Nixdorf Shareholders.

Assuming the Announcement of Results (as defined in Section 18) occurs on April 15, 2016, and all Closing Conditions are satisfied up to this point or have been effectively waived by the Bidder until one (1) working day prior to the expiration of the Acceptance Period, the Diebold Offer Shares and the Cash Component would be expected to be credited by April 26, 2016 and the proceeds from fractional adjustments would be expected to be credited by the respective Custodian Banks by May 11, 2016.

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If the Regulatory Condition, which may remain outstanding until November 21, 2016, is not satisfied by the end of the Additional Acceptance Period and has not been effectively waived, the settlement of the Takeover Offer will be delayed accordingly until satisfaction of this condition. If the Regulatory Condition (see Section 11.1.1) is satisfied on the latest possible date, November 21, 2016, and has not been waived by the expiration of the Acceptance Period, the Diebold Offer Shares and the Cash Component would be expected to be credited by November 30, 2016 and the proceeds from fractional adjustments (Spitzenverwertung) would be expected to be credited by the respective Custodian Banks by December 14, 2016.

12.5	Legal Consequences of Acceptance

With the acceptance of the Takeover Offer, a binding agreement regarding the sale of the Tendered Wincor Nixdorf Shares and the transfer of the ownership of the Tendered Wincor Nixdorf Shares in accordance with the provisions of this Offer Document will be entered into between the accepting Wincor Nixdorf Shareholders and the Bidder. These agreements and their interpretation are subject solely to German law. The Offer Consideration for every Tendered Wincor Nixdorf Share consists of a Cash Component in the amount of €38.98, as well as a Share Component in the amount of 0.434 Diebold Offer Shares.

Moreover, the Wincor Nixdorf Shareholders accepting the Takeover Offer will have irrevocably issued the instructions, orders, authorizations and powers-of-attorney set forth in Section 12.3 of this Offer Document, and they will also have made the declarations and assurances set forth in Section 12.3 of this Offer Document.

The in rem settlement of the Takeover Offer will only take place following the expiration of the Additional Acceptance Period and the satisfaction of the Closing Conditions as described in Section 12.4: The Bidder pays the Offer Consideration for all Tendered Wincor Nixdorf Shares and all Tendered Wincor Nixdorf Shares are transferred directly to Diebold KGaA. With the transfer of ownership of the Tendered Wincor Nixdorf Shares to Diebold KGaA, all rights and claims associated therewith will be transferred to Diebold KGaA.

Accordingly, Tendering Wincor Nixdorf Shareholders will acquire co-ownership of the security entitlement in the aggregate amount of Diebold Shares held through their respective Custodian Banks via Clearstream, and the position as beneficial owner with all rights of security holders in the same position, such as the right of disposal, voting rights, and dividend rights (see Section 5.2.2).

12.6	Acceptance during the Additional Acceptance Period

Wincor Nixdorf Shareholders who wish to accept the Takeover Offer during the Additional Acceptance Period should contact their Custodian Banks with any questions.

Sections 12.2 through 12.5 of this Offer Document shall apply mutatis mutandis to the acceptance of the Takeover Offer during the Additional Acceptance Period. Accordingly, Wincor Nixdorf Shareholders can accept the Takeover Offer during the Additional Acceptance Period by filing a Declaration of Acceptance as outlined in Section 12.2 of this Offer Document.

This Declaration of Acceptance also only becomes effective upon the transfer in due time of the Wincor Nixdorf Shares for which the acceptance was declared to ISIN DE000A169QN2 (WKN A16 9QN) at Clearstream. The transfer will be arranged by the respective Custodian Bank upon receipt of the Declaration of Acceptance.

The transfer of Wincor Nixdorf Shares with Clearstream shall be deemed to have been timely effected if the Custodian Bank is informed of the acceptance within the Additional Acceptance Period and the transfer of Wincor Nixdorf Shares to Clearstream is made prior to 6:00 p.m. (Central European Summer Time) on the second Business Day following the expiration of the Additional Acceptance Period. Tendered Wincor Nixdorf Shares for which the Declaration of Acceptance was made and which were timely transferred to ISIN DE000A169QN2 (WKN A16 9QN) during the Additional Acceptance Period in the Takeover Offer are likewise designated as Tendered Wincor Nixdorf Shares.

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12.7	Trading with Tendered Wincor Nixdorf Shares

The Bidder will ensure that Tendered Wincor Nixdorf Shares as well as Wincor Nixdorf Shares put to the Bidder (as defined in Section 15.5), if any, will be admitted to trading on the regulated market (Regulierter Markt) (Prime Standard) of the Frankfurt Stock Exchange under ISIN DE000A169QN2 (WKN A16 9QN) starting from the third trading day at the Frankfurt Stock Exchange following the commencement of the Acceptance Period.

It is expected that trading of Tendered Wincor Nixdorf Shares as well as Wincor Nixdorf Shares put to the Bidder (as defined in Section 15.5), if any, on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange will cease after the end of the regular stock exchange trading hours one working day after satisfaction of the last Closing Condition (see Section 11.1.1), or, if later, one working day after the expiry of the Additional Acceptance Period.

The date on which trading ceases shall be published by the Bidder without undue delay via an electronically operated information dissemination system within the meaning of Section 10 para. 3 sentence 1 no. 2 Takeover Act, in the Federal Gazette (Bundesanzeiger) and by way of an English language press release via an electronically operated information distribution system in the United States.

Any person acquiring Tendered Wincor Nixdorf Shares or Wincor Nixdorf Shares put to the Bidder (as defined in Section 15.5) will assume all rights and obligations arising from the acceptance of the Takeover Offer, including the irrevocable declarations, instructions, orders and authorizations set out in Section 12.3 of this Offer Document.

Wincor Nixdorf Shares not tendered will continue to be traded under ISIN DE000A0CAYB2 (WKN A0C AYB).

12.8	Rescission upon Non-Satisfaction of the Closing Conditions upon Which the Effectiveness of the Takeover Offer Depends

The Takeover Offer will only be completed and the Bidder will only be required to effect the transfer of the Tendered Wincor Nixdorf Shares to Diebold KGaA in accordance with this Offer Document and to effect the transfer of the Offer Consideration, if all Closing Conditions have been satisfied or the Bidder has effectively waived the Closing Conditions within the period set forth in Section 11.3 of this Offer Document. The Takeover Offer expires if one or more Closing Conditions are not met and the Bidder has not waived such Closing Conditions within the time period set forth in Section 11.3 of this Offer Document. The agreements that were entered into by accepting the Takeover Offer will not be completed and will become void in the event the Takeover Offer expires (condition subsequent). Transfer of ownership of the Tendered Wincor Nixdorf Shares to Diebold KGaA will not occur and the Tendered Wincor Nixdorf Shares will be transferred if necessary to each respective Custodian Bank. The Tendered Wincor Nixdorf Shares will be transferred into ISIN DE000A0CAYB2 (WKN A0C AYB).

Precautions will be made to ensure that the transfer takes place in due time, no later than within five(5) Business Days, if it has been announced in accordance with Section 11.5 of this Offer Document that the Takeover Offer will not be settled. Following the transfer, Wincor Nixdorf Shares will again be traded under their original ISIN DE000A0CAYB2 (WKN A0C AYB). The transfer is free of charge for Wincor Nixdorf Shareholders. However, any foreign taxes and/or fees and expenses charged by foreign Custodian Banks that do not have a mutual custody account connection with Clearstream must be borne by the relevant Wincor Nixdorf Shareholder individually.

12.9	Right of Withdrawal of Wincor Nixdorf Shareholders Who Accept the Takeover Offer

Wincor Nixdorf Shareholders that have accepted the Takeover Offer may withdraw their acceptance of the Takeover Offer under the conditions set forth in Section 16 of this Offer Document. Detailed information regarding the exercise and the legal consequences of exercising the right of withdrawal are described in Section 16 of this Offer Document.

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12.10	Costs for Wincor Nixdorf Shareholders Who Accept the Takeover Offer

The acceptance of the Takeover Offer is free of fees and expenses for the Wincor Nixdorf Shareholders who hold their Wincor Nixdorf Shares at a domestic Custodian Bank (except for costs for transmitting the Declaration of Acceptance to the respective Custodian Bank). For this purpose, the Bidder will pay a customary commission to the Custodian Banks, of which they will be informed separately.

Any foreign stock exchange trading taxes or stamp duties or other foreign taxes or expenses which may be incurred, as well as any additional costs imposed by Custodian Banks or foreign intermediate custodians, must, however, be borne by the relevant Wincor Nixdorf Shareholder.

Furthermore, the deposit of foreign securities may be more expensive than the deposit of German securities, dependent on the price model of the depository institution.

The costs incurred in the event of a necessary transfer or re-transfer resulting from a failure to satisfy the Closing Conditions on which the effectiveness of this Takeover Offer depends are described in Section 12.8 of this Offer Document.

13.	Securing of the Offer Consideration

13.1	Financing Requirements

As of the date of the publication of this Offer Document, the number of Wincor Nixdorf Shares issued amounts to 33,084,988.

If the Takeover Offer would be accepted for all relevant 33,084,988 Wincor Nixdorf Shares, the Bidder would be obligated, according to the Share Component of the Offer Consideration, to deliver 14,358,885 Diebold Offer Shares and, according to the Cash Component of the Offer Consideration, to pay approximately €1,289.7 million in cash in order to pay the Offer Consideration for all Tendered Wincor Nixdorf Shares.

In addition, the Bidder will incur transaction costs for the preparation and execution of this Takeover Offer, which are not expected to exceed an amount of around $216.6 million (which corresponds to approximately €200.3 million based on the noon buying rate for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for $ per €1 as of January 22, 2016 of $1.0814) (the “Transaction Costs”). The total costs to the Bidder in cash in connection with the transaction, consisting of the Cash Component and the Transaction Costs, are estimated at a maximum of approximately €1,490.0 million (the “Maximum Total Transaction Costs”).

However, the Bidder and Wincor Nixdorf entered into a non-tender agreement pursuant to which Wincor Nixdorf is obliged not to tender the 3,268,777 Wincor Nixdorf Treasury Shares (in whole or in part) into the Takeover Offer (the “Non-Tender Agreement”). To ensure that Wincor Nixdorf cannot accept the Takeover Offer for the Wincor Nixdorf Treasury Shares, Wincor Nixdorf has also entered into an agreement with the Bidder and the Wincor Nixdorf Custodian Bank pursuant to which the Wincor Nixdorf Custodian Bank agrees that it (i) will not transfer the Wincor Nixdorf Treasury Shares from the deposit to another deposit held by Wincor Nixdorf, the Wincor Nixdorf Facility GmbH or by a third party, and (ii) it will not perform any orders by Wincor Nixdorf or the Wincor Nixdorf Facility GmbH to sell or transfer the Wincor Nixdorf Treasury Shares (including, for the avoidance of doubt, by way of an acceptance of the Takeover Offer) (the “Blocked Account Agreement”).

Therefore, the Takeover Offer can only be accepted for a maximum of 29,816,211 Wincor Nixdorf Shares (the Maximum Number of Wincor Nixdorf Shares less the Wincor Nixdorf Treasury Shares). If the Takeover Offer was accepted for 29,816,211 Wincor Nixdorf Shares, the Bidder would be obligated, according to the Share Component of the Offer Consideration, to deliver 12,940,236 Diebold Offer Shares (the “Expected Supply Obligation”) and, according to the Cash Component of the Offer Consideration, to pay

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approximately €1,162.2 million in cash in order to pay the Offer Consideration for all Tendered Wincor Nixdorf Shares. Therefore, the total costs in cash that the Bidder expects to incur in connection with the Takeover Offer, including Transaction Costs of $216.6 million (which corresponds to approximately €200.3 million based on the noon buying rate for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for $ per €1 as of January 22, 2016 of $1.0814), amount up to a maximum of €1,362.5 million (the “Expected Transaction Costs”).

13.2	Financing Measures

Prior to the publication of this Offer Document, the Bidder has taken the necessary measures to ensure that the financial means required for the complete fulfilment of the Takeover Offer will be available to it in due time.

13.2.1	Expected Supply Obligation

As set out in Section 5.2.2, the Bidder can at any time after the satisfaction of the Closing Conditions issue up to 12,940,236 Diebold Offer Shares using Authorized Shares and is therefore in a position to fulfill the Expected Supply Obligation.

On November 21, 2015, the Bidder’s board of directors resolved that, subject to the satisfaction or, where permissible, waiver of the Closing Conditions, the Diebold Offer Shares be set aside, reserved and authorized for issuance in connection with the consummation of the Takeover Offer. The board of directors further resolved, among other things, that, subject to the satisfaction or, where permissible, waiver of the Closing Conditions, the Bidder, acting through certain authorized officers or each of them individually, or their designees or agents, is authorized and empowered to issue the Diebold Offer Shares pursuant to and on the terms set forth in the Business Combination Agreement and this offer document without further action by the board of directors.

The Diebold Offer Shares for the Share Component are to be issued by way of stock issuance pursuant to the Ohio Revised Code and the Articles of Incorporation and the Code of Regulations of the Bidder. The effective issuance of the Diebold Offer Shares does not require registration with a court or a public register that could be affected by the commencement of shareholder litigation. In contrast with the legal situation in Germany, this fact increases the certainty of the effective issuance of the Diebold Offer Shares.

13.2.2	Maximum Supply Obligation

If Wincor Nixdorf, contrary to its contractual obligations under the Non-Tender Agreement, accepts the Takeover Offer for any or all of the Wincor Nixdorf Treasury Shares, it has subjected itself to a contractual penalty for the benefit of the Bidder. Pursuant to the contractual penalty, Wincor Nixdorf must make available to the Bidder, for each Wincor Nixdorf Treasury Share for which it accepts the Takeover Offer, the Offer Consideration (the “Contractual Penalty”). Wincor Nixdorf is thus under the obligation (i) to make a cash payment to the Bidder corresponding to the amount which Wincor Nixdorf would be entitled to receive for all tendered Wincor Nixdorf Treasury Shares and (ii) to deliver a number of Diebold Shares to the Bidder which Wincor Nixdorf would be entitled to receive for all tendered Wincor Nixdorf Treasury Shares. The Bidder would be entitled to set-off (aufrechnen) its claim to the Contractual Penalty against any claim of Wincor Nixdorf to the Offer Consideration under the Takeover Offer, so that Wincor Nixdorf’s claim would expire at the time of such offset. Any claim to the Contractual Penalty would become due and payable immediately. The above mentioned Contractual Penalty would also be incurred if Wincor Nixdorf sells or transfers any of the Wincor Nixdorf Treasury Shares to a third party. Furthermore, pursuant to the Blocked Account Agreement, Wincor Nixdorf may not dispose of any of the Wincor Nixdorf Treasury Shares at any time during which the Takeover Offer could be accepted.

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13.2.3	Expected Transaction Costs

The Bidder has secured the necessary financial means to pay the Expected Transaction Costs at settlement under the Takeover Offer by having arranged for cash funds which will be made available to it (directly or indirectly) for this purpose.

On October 25, 2015, the Bidder entered into a purchase agreement with a wholly owned subsidiary of Securitas AB (Securitas Electronic Security) to divest its electronic security business located in the United States and Canada for an aggregate purchase price of approximately $350.0 million (which corresponds to approximately €323.7 million based on the noon buying rate for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for $ per €1 as of January 22, 2016 of $1.0814) in cash, 10.0 percent of which is contingent and payable over a twelve-month period beginning at settlement based on the successful transition of certain customer relationships (the “Sale of the Electronic Security Business”). Net (after tax) cash proceeds from the Sale of the Electronic Security Business will be set aside in a separate bank account and held available for financing of the Maximum Total Transaction Costs and/or other “Certain Funds Purposes” under the Bank Credit Agreement (as defined in Section 13.2.3(1)).

The Expected Transaction Costs will be funded through third-party debt financing measures consisting of the following:

(1)	Funds from the Bank Credit Agreement

On November 23, 2015, the Bidder as borrower entered into a $1.841 billion credit agreement with, inter alios, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. as administrative agent and as lender, and Credit Suisse AG, Cayman Islands Branch, as syndication agent and as a lender (the “Bank Credit Agreement”). The funds available under the Bank Credit Agreement correspond to approximately €1.702 billion based on the noon buying rate for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for $ per €1 as of January 22, 2016 of $1.0814. These funds will be available to the Bidder for the payment of the Expected Transaction Costs following the satisfaction of certain conditions precedent. The Bidder has no reason to believe that the conditions for the utilization of the facilities under the Bank Credit Agreement will not be satisfied in a timely manner and that the amounts to be paid out under the Bank Credit Agreement may not be transferred to it. The Bank Credit Agreement has not been terminated and, to the knowledge of the Bidder, there are no grounds for termination. The Bidder manages its currency exchange risk as the total acquisition consideration through the use of currency hedges. The Sale of the Electronic Security Business closed and the Bidder received the upfront purchase price on February 1, 2016. The Bidder expects to reduce the funds under the Bank Credit Agreement in the amount of net (after tax) cash proceeds from the Sale of the Electronic Security Business set aside in a separate bank account and held available for financing the Takeover Offer and/or other “Certain Funds Purposes” under the Bank Credit Agreement.

(2)	Funds from the Bridge Credit Agreement or the Unsecured Notes

On November 23, 2015, the Bidder as borrower entered into a $500.0 million bridge credit agreement with, inter alios, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. as administrative agent and as lender, and Credit Suisse AG, Cayman Islands Branch, as syndication agent and as a lender (the “Bridge Credit Agreement”). The funds available under the Bridge Credit Agreement correspond to approximately €462.4 million based on the noon buying rate for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for $ per €1 as of January 22, 2016 of $1.0814. These funds will be available to and transferred to the Bidder for the payment of the Expected Transaction Costs following the satisfaction of certain conditions precedent. The Bidder has no reason to believe that the conditions for the utilization of the facilities under the

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Bridge Credit Agreement will not be satisfied in a timely manner and that the amounts to be paid out under the Bridge Credit Agreement will not be transferred to it. The Bridge Credit Agreement has not been terminated and, to the knowledge of the Bidder, there are no grounds for termination. The Bidder manages its currency exchange risk as the total acquisition consideration through the use of currency hedges.

The Bidder intends to issue senior unsecured notes in an aggregate principal amount of $500.0 million (the “Unsecured Notes”) on or prior to the settlement of the Takeover Offer. To the extent the Bidder successfully issues the Unsecured Notes, it will refrain from utilizing the facilities under the Bridge Credit Agreement (and such facilities may be terminated).

13.2.4	Maximum Total Transaction Costs

In addition, the Bidder has, before the publication of this Offer Document, taken the necessary measures to ensure that it will be able to finance the amount by which the Maximum Total Transaction Costs exceed the Expected Transaction Costs. This amount would become payable under the Takeover Offer if, contrary to Wincor Nixdorf’s contractual obligations under the Non-Tender Agreement, the Takeover Offer were to be accepted for all Wincor Nixdorf Treasury Shares.

The amount by which the Maximum Total Transaction Costs exceed the Expected Transaction Costs would be financed by way of the Contractual Penalty payable by Wincor Nixdorf to the Bidder in case Wincor Nixdorf accepts the Takeover offer for all of the Wincor Nixdorf Treasury Shares. Pursuant to the Non-Tender Agreement, Wincor Nixdorf agreed to pay to the Bidder, for each Wincor Nixdorf Treasury Share for which it accepts the Takeover Offer, an amount corresponding to the Offer Consideration. The Bidder would be entitled to set-off (aufrechnen) its claim to the Contractual Penalty against any claim of Wincor Nixdorf to the Offer Consideration under the Takeover Offer and, therefore Wincor Nixdorf’s claim would expire at the time of such offset. Any claim to the Contractual Penalty would become due and payable immediately.

13.2.5	Financing Confirmation

J.P. Morgan Securities plc, Frankfurt Branch, Taunustor 1 (TaunusTurm), 60310 Frankfurt am Main, Germany, a securities services provider independent of the Bidder, has confirmed in a letter dated January 18, 2016, in accordance with Section 13 para. 1 sentence 2 Takeover Act, that the Bidder has taken the necessary measures to ensure that it has available the necessary cash for the settlement of the Takeover Offer at the due date of the consideration. This financing confirmation is attached to this Offer Document as Annex 1.

14.	Expected Effects of the Completion of the Takeover Offer on the Assets, Financial and Earnings Positions of the Bidder and Diebold KGaA

The following explanatory financial information (“Explanatory Financial Information”) describes the expected effects of the Takeover Offer on the assets, financial and earnings positions of the Bidder and Diebold KGaA, as person acting in concert with the Bidder within the meaning of Section 2 para. 5 sentences 1 and 3 of the Takeover Act, resulting from a successful completion of the Takeover Offer.

14.1	Methodical Approach

Based on the Bidder’s unaudited condensed consolidated balance sheet as of September 30, 2015 and unaudited condensed consolidated statement of income for the nine-month period ending September 30, 2015, prepared in accordance with U.S. GAAP and converted from U.S. Dollar to Euro, the Explanatory Financial Information describes:

•	the expected effects that a successful completion of the Takeover Offer by September 30, 2015 would have on the unaudited condensed consolidated balance sheet of the Bidder as of September 30, 2015, and

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•	the expected effects that a successful completion of the Takeover Offer by January 1, 2015 would have on the unaudited condensed consolidated statement of income of the Bidder for the nine-month period ending September 30, 2015.

Based on Diebold KGaA’s unaudited individual balance sheet and an unaudited individual profit and loss statement for a nine-month period, prepared in accordance with the German Commercial Code (Handelsgesetzbuch), the Explanatory Financial Information describes:

•	the expected effects that a successful completion of the Takeover Offer by December 31, 2015 would have on the unaudited individual balance sheet of Diebold KGaA as of December 31, 2015, and

•	the expected effects that a successful completion of the Takeover Offer would have on an unaudited individual profit and loss statement of Diebold KGaA for the nine-month period ending September 30, 2015, if Diebold KGaA had been formed on January 1, 2015 and the Takeover Offer had been completed by January 1, 2015.

The Explanatory Financial Information presents information within the meaning of Section 11 para. 2 sentence 3 no. 1 clause 2 of the Takeover Act and is not pro-forma financial information. It was not prepared in accordance with the IDW Accounting Guidelines for the Preparation of Pro Forma Financial Data (IDW RH HFA 1.004), from which it differs significantly. The Explanatory Financial Information includes a simplified representation and has not been audited.

By nature, the Explanatory Financial Information only describes a situation based on assumptions that may or may not prove to be correct. It does not reflect the actual assets, financial and earnings positions of the Bidder or Diebold KGaA, and it is not intended to predict the future assets, financial and earnings positions of the Bidder or Diebold KGaA.

14.2	Basis and Assumptions

14.2.1	Basis

The Explanatory Financial Information is based on the following:

(1)	The Explanatory Financial Information is based on an Offer Consideration for all outstanding Wincor Nixdorf Shares consisting of a Share Component of 0.434 Diebold Offer Shares and a Cash Component in the amount of €38.98 for each outstanding Wincor Nixdorf Share.

(2)	On January 20, 2014, the general shareholders’ meeting of Wincor Nixdorf has resolved to pay a dividend of €1.48 per eligible Wincor Nixdorf Share for the fiscal year 2012/2013 on January 21, 2014 and has distributed a dividend in this amount. On January 19, 2015, the general shareholders’ meeting of Wincor Nixdorf has further resolved to pay a dividend of €1.75 per eligible Wincor Nixdorf Share for the fiscal year 2013/2014 on January 20, 2015 and has distributed a dividend in this amount. Finally, on January 25, 2016, the general shareholders’ meeting of Wincor Nixdorf has resolved not to pay a dividend for the fiscal year 2014/2015.

The Bidder does not prepare non-consolidated financial statements.

14.2.2	Assumptions

The Explanatory Financial Information assumes the following:

(1)	Wincor Nixdorf has issued 33,084,988 ordinary bearer shares, without par value, each representing a pro rata amount of the share capital of €1.00 (the “Maximum Number of Wincor Nixdorf Shares”). Wincor Nixdorf has 29,816,211 outstanding shares as of January 27, 2016. Pursuant to the Business Combination Agreement, there will be no changes to the Wincor Nixdorf Shares issued or outstanding after the publication of the Takeover Offer.

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(2)	Based on the above-mentioned assumptions, the total Offer Consideration amounts to 12,940,236 Diebold Offer Shares and a cash payment of $1,297.2 (€1,162.2) million for all outstanding Wincor Nixdorf Shares. Each Diebold Offer Share shall be attributed a value of $33.53 (€30.07) or approximately $433.9 (€389.1) million in total on the basis of the Three-Month VWAP of the Diebold Offer Shares (Annex 5). Therefore, the value of the total Offer Consideration amounts to $1,731.1 (€1,551.3) million.

(3)	Furthermore, the Bidder will incur Transaction Costs for the preparation and execution of this Takeover Offer of $216.6 (€194.4) million. These Transaction Costs account for all costs that do not depend upon the length of time between the publication and conclusion of the Takeover Offer. Time-dependent costs are not accounted for in the Explanatory Financial Information, as their amount is currently unknown and also cannot be estimated reliably.

(4)	The Bidder finances the Cash Component from two sources: the Bank Credit Agreement in the amount of $1.8 (€1.6) billion (of which $1.6 (€1.4) billion is expected to be borrowed given the completion of the Sale of the Electronic Security Business because in this case the funds under the Bank Credit Agreement are expected to be reduced in the amount of the net (after tax) cash proceeds) and the Bridge Credit Agreement in the amount of $500.0 (€448.0) million. The assumed relevant interest rates for the Bank Credit Agreement range from 2.19 percent to 4.5 percent and an average during the first year of 7.75 percent for the Bridge Credit Agreement. Therefore the assumed total interest expenses of the Bidder amount to $115.8 million per year or $86.9 (€78.0) million for a period of nine months.

(5)	The Bidder conducts the Takeover Offer, effects the transfer and payment of the Offer Consideration for each Wincor Nixdorf Share to the Wincor Nixdorf Shareholders and causes the transfer of the Tendered Wincor Nixdorf Shares directly to Diebold KGaA in the course of the settlement of the Takeover Offer.

(6)	Diebold KGaA reimburses and holds harmless the Bidder for the costs and expenses incurred in connection with the Takeover Offer in the total amount of $1,912.6 (€1,750.8) million, comprised of the value of the total Offer Consideration in the amount of $1,696.0 (€1,551.3) million and Transaction Costs in the amount of approximately $216.6 (€199.5) million. The obligation of Diebold KGaA to reimburse and hold harmless the Bidder is converted into shareholder liability of Diebold KGaA against the Bidder in the form of Promissory Notes (the “Promissory Notes”) and in the amount of $1,912.6 (€1,750.8) million. The Bidder’s receivable from the Promissory Notes is subsequently paid into the free capital reserve of Diebold KGaA prior to incurring interest.

(7)	The dividend resolved upon by Wincor Nixdorf’s general shareholders’ meeting for the fiscal year 2013/2014 is not included in the Explanatory Financial Information because the Bidder or Diebold KGaA were not shareholders in Wincor Nixdorf at the time of the dividend payment in 2015 and thus received no payment, and because the general shareholders’ meeting of Wincor Nixdorf resolved not to pay a dividend for the fiscal year 2014/2015.

(8)	Expected future synergy effects are not considered.

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14.3	Expected Effects on the Unaudited Consolidated Financial Statements of the Bidder

14.3.1	Expected Effects on the Unaudited Condensed Consolidated Balance Sheet of the Bidder

The following table shows the expected effects of a successful Takeover Offer on the unaudited condensed consolidated balance sheet of the Bidder as of September 30, 2015—based on the aforementioned basis and assumptions set out in Section 14.2 of this Offer Document—if the Takeover Offer had been completed successfully by September 30, 2015:

All values in $ million (€ million)	Bidder as of September 30, 2015 (unaudited)*	Expected impact from the financing measures as of September 30, 2015 (unaudited)*			Expected impact from the completion of the Takeover Offer as of September 30, 2015 (unaudited)*			Bidder at completion of the Takeover Offer as of September 30, 2015 (unaudited)*
ASSETS
Total current assets	$1,608.2(€1,440.8)		$1,537.5(€1,377.4)		-$	1,297.2(-€1,162.2)		$1,848.5(€1,656.0)
Securities and other investments	$82.2(€73.6)		—			—		$82.2(€73.6)
Property, plant and equipment	$177.0(€158.6)		—			—		$177.0(€158.6)
Goodwill	$197.4(€176.9)		—			—		$197.4(€176.9)
Deferred income taxes	$85.4(€76.5)		—			—		$85.4(€76.5)
Finance lease receivables	$44.6(€40.0)		—			—		$44.6(€40.0)
Other assets	$80.3(€71.9)		—			$1,731.1(€1,551.3)		$1,811.4(€1,623.2)

Total assets	$2,275.1(€2,038.3)		$1,537.5(€1,377.4)	(1)		$433.9(€389.1)	(2)	$4,246.5(€3,804.8)

LIABILITIES
Total current liabilities	$966.5(€865.9)		—			—		$966.5(€865.9)
Long-term debt	$618.3(€554.0)		$1,841.0(€1,649.3)	(3)		—		$2,459.3(€2,203.3)
Pensions and other benefits	$198.2(€177.6)		—			—		$198.2(€177.6)
Post-retirement and other benefits	$20.9(€18.7)		—			—		$20.9(€18.7)
Deferred income taxes	$14.9(€13.3)		—			—		$14.9(€13.3)
Other long-term liabilities	$29.8(€26.7)		—			—		$29.8(€26.7)
Total Diebold, Incorporated shareholders’ equity	$401.4(€359.6)	-$	303.5(-€271.9)			$433.9(€389.1)		$531.8(€476.8)
Noncontrolling interests	$25.1(€22.5)		—			—		$25.1(€22.5)

Total equity	$426.5(€382.1)	-$	303.5(-€271.9)			$433.9(€389.1)		$556.9(€499.3)

Total liabilities and equity	$2,275.1(€2,038.3)		$1,537.5(€1,377.4)			$433.9(€389.1)		$4,246.5(€3,804.8)

*	Euro amounts in brackets following a U.S. Dollar amount are converted to Euros based on the noon buying rate as of September 30, 2015 of €1 to $1.1162.

Notes:

(1)	Total assets increased a net $1,537.5 (€1,377.4) million due to the $1,841.0 (€1,649.3) million cash received from the Bank Credit Agreement and the Bridge Credit Agreement net of Transaction Cost and interest payments of $303.5 (€271.9) million as shown in the column with the caption, “Expected impact from financing measures as of September 30, 2015 (unaudited).”

(2)	Total assets increased a net $433.9 (€389.1) million due to the $1,297.2 (€1,162.2) million in cash spent for the Cash Component to acquire the Wincor Nixdorf Shares and $1,731.1 (€1,551.3) million in value of the investment asset obtained through the acquisition of the Wincor Nixdorf Shares as shown in the column with the caption, “Expected impact from completion of the Takeover Offer as of September 30, 2015 (unaudited).”

(3)	Long-term debt increased by $1,841.0 (€1,649.3) million for utilization of the credit facilities provided by the Bank Credit Agreement and the Bridge Credit Agreement as shown in the column with the caption, “Expected impact from financing measures as of September 30, 2015 (unaudited).”

(4)	Equity increased by $130.4 (€117.2) million which represents $433.9 (€389.1) million based on the value of the 12,940,236 Diebold Shares at a price of $33.53 (€30.07) per share, which corresponds to the Three-Month VWAP of the Diebold Offer Shares (Annex 5), net of $303.5 (€271.9) million which consists of $216.6 (€194.4) million of Transaction Costs and $86.9 (€78.0) million of interest expenses as shown in the column with the caption, “Expected impact from completion of the Takeover Offer as of September 30, 2015 (unaudited).”

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14.3.2	Expected Effects on the Unaudited Condensed Consolidated Statements of Income of the Bidder

The following table shows the expected effects of a successful Takeover Offer on the unaudited condensed consolidated statements of income of the Bidder for the nine-month period ending September 30, 2015—based on the aforementioned basis and assumptions set out in Section 14.2 of this offer document—if the Takeover Offer had been completed successfully by January 1, 2015:

All values in $ million (€ million)	Bidder from January 1 to September 30, 2015 (unaudited)*		Expected impact from the financing measures as of January 1, 2015 (unaudited)*			Expected impact from the completion of the Takeover Offer as of January 1, 2015 (unaudited)*			Bidder as of September 30, 2015 (unaudited)*
PROFIT AND LOSS STATEMENT
Net sales		$2,069.8(€1,857.5)		—			—			$2,069.8(€1,857.5)
Cost of sales		$1,539.7(€1,381.8)		—			—			$1,539.7(€1,381.8)
Gross profit		$530.1(€475.7)		—			—			$530.1(€475.7)
Selling and administrative expense		$392.5(€352.2)		—			$216.6(€194.4)	(2)		$609.1(€546.6)
Research, development and engineering expense		$66.2(€59.4)		—			—			$66.2(€59.4)
Impairment of assets		$18.9(€17.0)		—			—			$18.9(€17.0)
Gain on sale of assets, net	-$	1.4(-€1.3)		—			—		-$	1.4(-€1.3)

		$476.2(€427.3)		—			$216.6(€194.4)			$692.8(€621.7)

Operating profit		$53.9(€48.4)		—		-$	216.6(-€194.4)		-$	162.7(-€146.0)

Other income/expense
Investment income		$20.6(€18.5)		—			—			$20.6(€18.5)
Interest expense	-$	24.1(-€21.6)	-$	86.9(-€78.0)	(1)		—		-$	111.0(-€99.6)
Foreign exchange gain/loss, net	-$	9.2(-€8.3)							-$	9.2(-€8.3)
Miscellaneous, net	-$	1.7(-€1.5)		—			—		-$	1.7(-€1.5)
Income/loss before taxes		$39.5(€35.5)	-$	86.9(-€78.0)		-$	216.6(-€194.4)		-$	264.0(-€236.9)
Income tax benefit	-$	1.7(-€1.5)		—			—		-$	1.7(-€1.5)

Net income/loss		$41.2(€37.0)	-$	86.9(-€78.0)		-$	216.6(-€194.4)		-$	262.3(-€235.4)
Net income/loss attributable to noncontrolling interests		$0.1(€0.1)		—			—			$0.1(€0.1)

Net income/loss attributable to Diebold, Incorporated		$41.1(€36.9)	-$	86.9(-€78.0)		-$	216.6(-€194.4)		-$	262.4(-€235.5)

*	Euro amounts in brackets following a U.S. Dollar amount are converted to Euros based on the nine-month average noon buying rate from January 1, 2015 to September 30, 2015 of €1 to $1.1143.

Notes:

(1)	The $86.9 (€78.0) million represents nine months of interest expense for the Bank Credit Agreement and the Bridge Credit Agreement.

(2)	Expenses of $216.6 (€194.4) million represent the amount of the Transaction Costs for the acquisition of the Wincor Nixdorf Shares.

For the fiscal years 2012/2013 and 2013/2014, Wincor Nixdorf paid a dividend of €1.48 and €1.75, respectively. On January 25, 2016, the general shareholders’ meeting of Wincor Nixdorf resolved not to pay a dividend for the fiscal year 2014/2015. It is uncertain whether and to what amount Wincor Nixdorf will pay a dividend in the future. The Bidder and Diebold KGaA do not expect any further dividends.

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14.4	Expected Effects on the Unaudited Individual Financial Statements of Diebold KGaA

14.4.1	Expected Effects on the Unaudited Individual Balance Sheet of Diebold KGaA

The following table shows the expected effects of a successful Takeover Offer on Diebold KGaA’s unaudited individual balance sheet as of December 31, 2015—based on the aforementioned basis and assumptions set out in Section 14.2—if the Takeover Offer had been completed successfully by December 31, 2015:

All values in € million ($ million)	Diebold KGaA as of December 31, 2015 (unaudited)*	Expected impact from the completion of the Takeover Offer as of December 31, 2015 (unaudited)*	Diebold KGaA at completion of the Takeover Offer as of December 31, 2015 (unaudited)*
ASSETS
Fixed Assets
Financial assets(1)	—	€1,551.3 ($1,696.0)**	€1,551.3 ($1,696.0)**
Current Assets
Cash and cash equivalents(2)	€0.1 ($0.1)	—	€0.1 ($0.1)

	€0.1 ($0.1)	€1,551.3 ($1,696.0)	€1,551.4 ($1,696.1)

LIABILITIES
Equity
Issued share capital(3)	€0.1 ($0.1)	—	€0.1 ($0.1)
Capital reserve(4)	—	€1,750.8 ($1,912.6)***	€1,750.8 ($1,912.6)***
Net profit/(net loss) for the year(5)	—	-€199.5 (-$216.6)	-€199.5 (-$216.6)
Liabilities
Liabilities to affiliated companies	—	—	—

	€0.1 ($0.1)	€1,551.3 ($1,696.0)	€1,551.4 ($1,696.1)

*)	Unless otherwise stated, U.S. Dollar amounts in brackets following an Euro amount are converted to U.S. Dollar based on the noon buying rate as of December 31, 2015 of €1 to $1.0859.
**)	€1,551.3 ($1,696.0) is the sum of €389.1 ($433.9), the value of 12,940,236 Diebold Offer Shares based on the Three-Month VWAP of the Diebold Offer Shares of €30.07 ($33.53) (Annex 5), and the Cash Component of €38.98 ($42.33) for each of the 29,816,211 Wincor Nixdorf Shares, in a total amount of €1,162.2 ($1,262.1), the latter converted to U.S. Dollar based on the noon buying rate as of December 31, 2015 of €1 to $1.0859.
***)	€1,750.8 ($1,912.6) is the sum of €1,551.3 ($1,696.0) and the Transaction Costs in the amount of €199.5 ($216.6), the latter converted to U.S. Dollar based on the noon buying rate as of December 31, 2015 of €1 to $1.0859.

Notes:

(1)	On the asset side of the balance sheet, the item “Financial assets” (Section 266 para. 2 A. III. of the German Commercial Code (Handelsgesetzbuch)) will increase by the acquisition costs for the Wincor Nixdorf Shares in the amount of €1,551.3 ($1,696.0) million. In the case of an exchange, the transferred asset (Wincor Nixdorf Shares) is valued at the current value of the exchanged asset (12,940,236 Diebold Offer Shares, valued at the Three-Month VWAP of €30.07 ($33.53) (see Annex 5) each, or €389.1 ($433.9) million in total and the payment of €1,162.2 ($1,262.1) million in cash). Therefore, the value of total Offer Consideration amounts to €1,551.3 ($1,696.0) million.

(2)	Furthermore, the item “Cash and cash equivalents” (Section 266 para. 2 B. IV. of the German Commercial Code (Handelsgesetzbuch)) initially contains the cash contribution for the share capital in the amount of €50,000 (rounded to €0.1 ($0.1) million), contributed to Diebold KGaA on December 11, 2015.

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(3)	On the liabilities side of the balance sheet, the item “Issued share capital” (Section 266 para. 3 A. I. of the German Commercial Code (Handelsgesetzbuch)) initially contains the share capital in the amount of €50,000 (rounded to €0.1 ($0.1) million).

(4)	The item “Capital reserve” (Section 266 para. 3 A. II. of the German Commercial Code (Handelsgesetzbuch)) increases pursuant to Section 272 para. 2 no. 4 German Commercial Code (Handelsgesetzbuch) due to the payment of the Bidder’s receivable from the Promissory Notes into the free capital reserve of Diebold KGaA in the amount of €1,750.8 ($1,912.6) million.

(5)	Finally, the item “Net profit/(net loss) for the year” (Section 266 para. 3 A. V. of the German Commercial Code (Handelsgesetzbuch)) reflects the net losses as evaluated with the profit and loss statement of the Bidder in Section 14.4.2.

14.4.2 Expected Effects on the Unaudited Individual Profit and Loss Statement of Diebold KGaA

The following table shows the expected effects of a successful Takeover Offer on an unaudited individual profit and loss statement of the Diebold KGaA for the nine-month period ending September 30, 2015—based on the aforementioned basis and assumptions set out in Section 14.2—if Diebold KGaA had been formed on January 1, 2015 and the Takeover Offer had been completed by January 1, 2015:

All values in € million ($ million)	Diebold KGaA from January 1 to September 30, 2015 (unaudited)	Expected impact from the completion of the Takeover Offer as of January 1, 2015 (unaudited)*	Diebold KGaA as of September 30, 2015 (unaudited)*
PROFIT AND LOSS STATEMENT
Other operating expenses(1)	—	€194.4 ($216.6)	€194.4 ($216.6)
Income from equity investments(2)	—	—	—
Interest and similar expenses(3)		—	—

Net profit/(net loss)(4)		€194.4 ($216.6)	€194.4 ($216.6)

*	U.S. Dollar amounts in brackets following an Euro amount are converted to U.S. Dollar based on the nine-month average noon buying rate from January 1, 2015 to September 30, 2015 of €1 to $1.1143.

Notes:

(1)	The item “Other operating expenses” (Section 275 para. 2. no. 8 of the German Commercial Code (Handelsgesetzbuch)) increases in the amount of €194.4 ($216.6) million due to the Transaction Costs.

(2)	The general shareholders’ meeting of Wincor Nixdorf has resolved to pay a dividend of €1.75 per eligible Wincor Nixdorf Share for the fiscal year 2013/2014 from January 20, 2015. However, the dividend is not included in the item “Income from equity investments” (Section 275 para. 2. no. 9 of the German Commercial Code (Handelsgesetzbuch)) because Diebold KGaA was not shareholder in Wincor Nixdorf at the time of the dividend payment and because the general shareholders’ meeting of Wincor Nixdorf resolved on January 25, 2016 not to pay a dividend for the fiscal year 2014/2015.

(3)	The item “Interest and similar expenses” (Section 275 para. 2 no. 13 of the German Commercial Code (Handelsgesetzbuch)) is not affected because the Bidder’s receivables from the Promissory Notes are paid into the free capital reserve of Diebold KGaA prior to incurring interest.

(4)	The net loss (Section 275 para. 2 no. 17 of the German Commercial Code (Handelsgesetzbuch)) increases in the amount of €194.4 ($216.6) million due to the Transaction Costs as described in note no. (1).

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For the fiscal years 2012/2013 and 2013/2014 Wincor Nixdorf paid a dividend of €1.48 and €1.75, respectively. On January 25, 2016 the general shareholders’ meeting of Wincor Nixdorf resolved not to pay a dividend for the fiscal year 2014/2015. It is uncertain whether and to what amount Wincor Nixdorf will pay a dividend in the future. The Bidder and Diebold KGaA do not expect any further dividends.

15.	Information for Wincor Nixdorf Shareholders Not Accepting the Takeover Offer

Wincor Nixdorf Shareholders who do not wish to accept the Takeover Offer should particularly take into account the following aspects of the Bidder’s intentions regarding the future business of the Target, as set out in Section 8 of this Offer Document.

15.1	Possible Reduction of the Free Float and Liquidity of the Wincor Nixdorf Shares

Wincor Nixdorf Shares, for which this Takeover Offer is not being accepted, can continue to be traded on the Frankfurt Stock Exchange for as long as they remain publicly listed. The current market price of Wincor Nixdorf Shares may, however, be influenced by the fact that the Bidder has published its decision to launch a Takeover Offer on November 23, 2015. It is, therefore, uncertain whether the share price of Wincor Nixdorf Shares will remain at its previous level, or if it will increase or decrease after the completion of this Takeover Offer.

The settlement of the Takeover Offer will lead to a reduction in the free float of Wincor Nixdorf Shares. Against this background, it is expected that after the settlement of the Takeover Offer, supply and demand of Wincor Nixdorf Shares will be lower than current levels and that this will decrease the liquidity of Wincor Nixdorf Shares. A lower liquidity of Wincor Nixdorf Shares could lead to greater fluctuations in the price of Wincor Nixdorf Shares compared to the past and it is possible that purchase and sale orders for Wincor Nixdorf Shares cannot be executed in the short term, if at all.

The settlement of the Takeover Offer, particularly the expected significant reduction of the free float of Wincor Nixdorf Shares, may lead to Wincor Nixdorf no longer being able to fulfil the respective index criteria for Wincor Nixdorf Shares to remain part of, among others, MDAX. This may lead to the exclusion of Wincor Nixdorf Shares from one or several of these indices, in which case it is expected that index funds and institutional investors who retain the respective indices in their portfolios will refrain from acquiring additional Wincor Nixdorf Shares and will sell their current Wincor Nixdorf Shares. A result of the increased supply of Wincor Nixdorf Shares in connection with a decreased demand for Wincor Nixdorf Shares may adversely affect the market price of the Wincor Nixdorf Shares.

15.2	Possible Segment Change, Downlisting or Delisting

Following the successful completion of the Takeover Offer, the Bidder can strive (i) that the Wincor Nixdorf Shares are no longer listed in the sub-segment of the regulated market of the Frankfurt Stock Exchange with additional post-admission obligations (Prime Standard) while maintain their listing on the regulated market (the “Segment Change”), (ii) to remove the Wincor Nixdorf Shares from regulated market of the Frankfurt Stock Exchange and to list them on the unregulated market (Freiverkehr) of the Frankfurt Stock Exchange (the “Downlisting”) or (iii) to remove the Wincor Nixdorf Shares entirely from the Frankfurt Stock Exchange (“Delisting”).

In case of a Segment Change, the Wincor Nixdorf Shareholders would no longer benefit from the more stringent reporting obligations of the sub-segment of the regulated market of the Frankfurt Stock Exchange with additional post-admission obligations (Prime Standard). In the case of a change from regulated market into the unregulated market of the Frankfurt Stock Exchange or in case of a Delisting, the reporting obligations of Wincor Nixdorf would be further reduced or would be cancelled completely. If the Bidder would effect a Downlisting, the liquidity of the Wincor Nixdorf Shares would be negatively affected and a Delisting could make the Wincor Nixdorf Shares effectively illiquid.

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Under German securities law, no protection is afforded to the Wincor Nixdorf Shareholders if the Bidder decides to pursue a Segment Change. In case of a Downlisting or Delisting, the Bidder has to submit a public offer for all Wincor Nixdorf Shares. The consideration offered for the Wincor Nixdorf Shares must be in cash and may not be less than (i) the weighted average domestic market price of the Wincor Nixdorf Shares during the last six months prior to the publication of the decision to launch the public offer, or (ii) the highest consideration provided or agreed to by the Bidder for the acquisition of Wincor Nixdorf Shares within the last six months prior to the publication of the respective offer document.

In the event of a Segment Change, a Downlisting or a Delisting, the Wincor Nixdorf Shares could be excluded from one or more of the indices described in Section 15.1, which could lead to the consequences described therein.

15.3	Qualified Majority of the Bidder in the General Shareholders’ Meeting of Wincor Nixdorf

Following the successful completion of the Takeover Offer, the Bidder will have the qualified majority necessary to resolve or to approve all important corporate structural measures in a general shareholders’ meeting of Wincor Nixdorf. Such resolutions include amendments of the articles of association, capital increases, the exclusion of pre-emptive rights in case of capital increases, the issuance of convertible bonds, the conclusion of a domination and profit and loss transfer agreement, transformations, mergers, liquidations and the sale of all or a substantial part of the assets held by Wincor Nixdorf. Accordingly, potential Wincor Nixdorf’s minority shareholders will not be in a position to materially influence important business decisions of Wincor Nixdorf. Furthermore, the execution of one or more of these measures may lead to a Delisting of the Wincor Nixdorf Shares.

15.4	Squeeze-Out

Following the successful completion of the Takeover Offer, up to three proceedings could be available to the Bidder or Diebold KGaA to seek a transfer to itself of the Wincor Nixdorf Shares held by the minority shareholders. The implementation of a Squeeze-Out of the minority shareholders would ultimately, among other things, lead to the termination of the listing of the Wincor Nixdorf Shares on the Frankfurt Stock Exchange.

15.4.1	Squeeze-Out under the Transformation Act

If Diebold KGaA holds at least 90 percent of the Wincor Nixdorf Shares entitled to vote following the successful completion of the Takeover Offer in accordance with Section 62 para. 1, 5 Transformation Act, the Bidder could prompt the general shareholders’ meeting of Wincor Nixdorf to resolve upon the transfer of the remaining Wincor Nixdorf Shares by the minority shareholders to Diebold KGaA against payment of an adequate cash consideration in connection with a merger (Section 62 para. 5 Transformation Act). The adequate cash consideration could be of the same value as the Offer Consideration, but could also be of a higher or lower value.

15.4.2	Squeeze-Out under the German Stock Corporation Act

If the Bidder or Diebold KGaA directly or indirectly holds at least 95 percent of the Wincor Nixdorf Shares entitled to vote following the successful completion of the Takeover Offer in accordance with Sections 327a German Stock Corporation Act, the Bidder or Diebold KGaA could prompt the general shareholders’ meeting of Wincor Nixdorf to resolve upon the transfer of the remaining Wincor Nixdorf Shares by the minority shareholders to Diebold KGaA against payment of an adequate cash consideration (Sections 327a et seq. German Stock Corporation Act). The adequate cash consideration could be of the same value as the Offer Consideration, but could also be of a higher or lower value.

Should Wincor Nixdorf sell Wincor Nixdorf Treasury Shares, the Bidder may have to hold directly or indirectly up to 95 percent of the Wincor Nixdorf Shares entitled to vote in order to be able to pursue a Squeeze-Out under Sections 327a et seq. German Stock Corporation Act or Section 62 para. 1, 5 Transformation Act (see Section 15.4.1).

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15.4.3	Squeeze-Out under the Takeover Act

If the Bidder directly or indirectly holds at least 95 percent of the Wincor Nixdorf Shares entitled to vote following the successful completion of the Takeover Offer in accordance with Section 39a para. 1, 2 Takeover Act, it could further prompt the filing of an application with the competent court, within three months following the expiration of the Acceptance Period, requesting the transfer of the remaining Wincor Nixdorf Shares by the minority shareholders to the Bidder against payment of the Offer Consideration or an alternative cash only amount (Section 39a Takeover Act).

15.5	Pre-emptive Put Right pursuant to Section 39c Takeover Act

If the Bidder is entitled to request a Squeeze-Out under the Takeover Act (see Section 15.4.3), Wincor Nixdorf Shareholders who did not accept the Takeover Offer would still be entitled, pursuant to Section 39c Takeover Act, to accept the Takeover Offer within the three-month period following the expiration of the Acceptance Period (the “Put Right Period”). Pursuant to Section 23 para. 1 sentence 1 no. 4 Takeover Act, the Bidder is required to publish on the internet at http://www.diebold.com and in the Federal Gazette (Bundesanzeiger) once it holds the number of Wincor Nixdorf Shares allowing it to request a Squeeze-Out under the Takeover Act (see Section 15.4.3). The three-month Put Right Period pursuant to Section 39c Takeover Act will only begin to run after the Bidder has complied with these publication obligations.

The information on the settlement of the Takeover Offer described in Section 12 also applies correspondingly to the exercise of the put right within the Put Right Period (the “Put Right”):

•	In general, the exercise of the Put Right will be deemed to have been effected in time if, due to a Declaration of Acceptance (see Section 12.2), the transfer of Wincor Nixdorf Shares put to the Bidder (the “Wincor Nixdorf Shares put to the Bidder”) into ISIN DE000A169QN2 (WKN A16 9QN) at Clearstream is completed no later than 6:00 p.m. (Central European Summer Time) on the second Business Day (inclusive) after the expiration of the Put Right Period or no later than 6:00 p.m. (Central European Summer Time) on the Business Day after publication of satisfaction of the Regulatory Condition.

•	If the Regulatory Condition, which may remain outstanding until November 21, 2016, is not satisfied by the end of the Put Right Period and has not been effectively waived, the Wincor Nixdorf Shares put to the Bidder by effective transfer into ISIN DE000A169QN2 at Clearstream will be settled (see Section 12.4) at the same time as the Tendered Wincor Nixdorf Shares following satisfaction of the Regulatory Condition.

•	If the Regulatory Condition is satisfied prior to the end of the Put Right Period, (i) Wincor Nixdorf Shares put to the Bidder by effective transfer into ISIN DE000A169QN2 at Clearstream no later than 6:00 p.m. (Central European Summer Time) on the Business Day after publication of satisfaction of the Regulatory Condition will be settled at the same time as the Tendered Wincor Nixdorf Shares, and (ii) Wincor Nixdorf Shares put to the Bidder following 6:00 p.m. (Central European Summer Time) on the Business Day after publication of satisfaction of the Regulatory Condition and prior to expiration of the Put Right Period will be settled on a rolling basis twice weekly.

•	This settlement on a rolling basis following publication of satisfaction of the Regulatory Condition will occur by direct transfer of the Wincor Nixdorf Shares put to the Bidder under ISIN DE000A0CAYB2 (WKN A0C AYB) by the Custodian Banks to the account of the Settlement Agent at Clearstream. Shares must be put no later than 4:00 p.m. (Central European Summer Time) on the cutoff date by delivery into ISIN DE000A0CAYB2 through a Clearstream participant, who holds the relevant shares with Clearstream, to the Clearstream participant account of the Settlement Agent and corresponding instructions by the relevant Clearstream participant to the Settlement Agent, and settlement will occur no later than three Business Days following the applicable cutoff date and will include the Offer Consideration and any cash in lieu of fractional shares.

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•	In case the Put Right Period ends less than four Business Days after publication of satisfaction of the Regulatory Condition, the Bidder will extend the Put Right Period and permit shares to be put for at least three Business Days after 6:00 p.m. (Central European Summer Time) on the Business Day after publication of satisfaction of the Regulatory Condition. The Bidder will publish the expiration date of the Put Right Period with publication of the satisfaction of the Regulatory Condition.

•	The Bidder will ensure that the Wincor Nixdorf Shares put to the Bidder together with Tendered Wincor Nixdorf Shares under ISIN DE000A169QN2 (WKN A16 9QN) will be admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (see in Section 12.7). Trading in Tendered Wincor Nixdorf Shares and Wincor Nixdorf Shares put to the Bidder on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange is expected to cease after the end of the regular stock exchange trading hours one working day after satisfaction of the last Closing Condition (see Section 11.1) or, if later, one working day after the expiry of the Additional Acceptance Period.

16.	Rights of Withdrawal

16.1	Prerequisites

Following rights of withdrawal (Rücktrittsrechte) are conceded to the Wincor Nixdorf Shareholders who have accepted the Takeover Offer:

(1)	In the event of an amendment of the Takeover Offer pursuant to Section 21 para. 1 Takeover Act, Wincor Nixdorf Shareholders may, at any time until the expiration of the Acceptance Period, withdraw from the agreements that were entered into as a consequence of the acceptance of the Takeover Offer if and to the extent that they have accepted the Takeover Offer prior to the publication of the amendment of the Takeover Offer (Section 21 para. 4 Takeover Act).

(2)	In the event of a competing offer by a third party for the Wincor Nixdorf Shares pursuant to Section 22 para. 1 Takeover Act, Wincor Nixdorf Shareholders may, at any time until the expiration of the Acceptance Period, withdraw from the agreements that were entered into as a consequence of the Takeover Offer if and to the extent that they have accepted the Takeover Offer prior to the publication of the offer document for the competing offer (Section 22 para. 3 Takeover Act).

(3)	In addition and without limitation to the mandatory withdrawal rights (see Sections 16.1(1) and 16.1(2)), Wincor Nixdorf Shareholders may, at any time until the expiration of the Acceptance Period, withdraw from the agreements that were entered into as a consequence of the acceptance of the Takeover Offer. This also corresponds to the requirements of the laws of the United States in the event of an Early Commencement (see Section 10.2.2).

Following the expiration of the Acceptance Period, withdrawal rights will cease, and any agreements that were entered into as a consequence of acceptance of the Takeover Offer cannot be withdrawn. There will be no withdrawal rights during the Additional Acceptance Period or during any Put Right Period.

16.2	Exercise of the Right of Withdrawal

Wincor Nixdorf Shareholders may exercise their right of withdrawal pursuant to Section 16.1 only by taking the following steps prior to expiration of the Acceptance Period:

(1)	declaring their withdrawal to their Custodian Bank in writing for a specified number of Tendered Wincor Nixdorf Shares, and

(2)	instructing their Custodian Bank to arrange for a number of Tendered Wincor Nixdorf Shares held in their securities deposit account for which they have declared their withdrawal to be rebooked under the ISIN DE000A0CAYB2 at Clearstream.

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The declaration of withdrawal has to be made by the expiration of the Acceptance Period (as defined under Section 4.2). However, the declaration of withdrawal will only become effective if the Tendered Wincor Nixdorf Shares, for which the withdrawal has been declared, have been rebooked to the ISIN DE000A0CAYB2 at Clearstream no later than 6:00 p.m. (Central European Time) on the second Business Day following expiration of the Acceptance Period. Such transfer of the Tendered Wincor Nixdorf Shares for which withdrawal has been declared into ISIN DE000A0CAYB2 at Clearstream must be procured by the respective Custodian Bank immediately following the receipt of the declaration of withdrawal. Following the transfer, Wincor Nixdorf Shares can again be traded under ISIN DE000A0CAYB2.

The withdrawal of acceptance of this Takeover Offer is irrevocable. Tendered Wincor Nixdorf Shares for which the right of withdrawal has been exercised are considered to have not been tendered under this Takeover Offer following the withdrawal. However, Wincor Nixdorf Shareholders who have exercised their right of withdrawal may re-accept the Takeover Offer prior to the expiration of the relevant Acceptance Period as described in this Offer Document.

17.	Information Regarding Cash Benefits or Other Monetary Benefits to the Board Members of Wincor Nixdorf

In the case of a successful settlement of the Takeover Offer, the Bidder and the Target stipulated in the Business Combination Agreement the following provisions with regards to the following cash benefits or other monetary benefits for the members of the Target’s management board and supervisory board in connection with the Takeover Offer:

•	Mr. Eckard Heidloff, the Target’s chief executive officer, shall become a member and president of the board of directors of the Bidder and will receive customary compensation for such activity.

•	Messrs. Dr. Alexander Dibelius and Dr. Dieter Düsedau, both members of Target’s supervisory board, shall become members of the board of directors of the Bidder and shall receive customary compensation for such activity.

•	Mr. Eckard Heidloff and Dr. Jürgen Wunram, both members of the management board of the Target, shall serve on the Executive Committee in the Combined Group and will receive customary compensation for such activity.

•	Mr. Olaf Heyden, a member of the management board of the Target, shall become head of the Line of Business entitled “Services” in the Combined Group and will receive customary compensation for such activity.

•	Following the consummation of the Takeover Offer, each member of the management board of the Target will enter into discussions with the supervisory board with the goal of agreeing new service agreements (Dienstverträge) with the Target which follow the Bidder’s human resources practices (in respect of terms, extension and severance).

•	Prior to the declaration of effectiveness of the Registration Statement, Messrs. Dr. Alexander Dibelius, Dr. Dieter Düsedau and Eckard Heidloff shall be covered by the existing management liability insurance of the Bidder, on the same basis as current members. The Bidder committed to amend its existing insurance policy as far as necessary.

•	The Bidder indemnifies the members of the management board of the Target regarding the completeness and correctness of statements and information provided in connection with the Business Combination Agreement (including governmental proceedings with the BaFin and the SEC), except if the material incorrectness of the statements and information is caused by a willful misconduct.

Apart from the above, no member of the Target’s management or supervisory board or persons acting in concert with the Target within the meaning of Section 2 para. 5 Takeover Act, or their subsidiaries, has been granted or promised any cash benefits or other monetary benefits in connection with the Takeover Offer from the Bidder, or persons acting in concert with the Bidder within the meaning of Section 2 para. 5 Takeover Act, or their subsidiaries.

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Members of the Target’s management board and supervisory board who are also Wincor Nixdorf Shareholders may accept the Takeover Offer. Should such members of Wincor Nixdorf’s boards effectively decide to accept the Takeover Offer, they would receive the exact same Offer Consideration for their Tendered Wincor Nixdorf Shares that all other Wincor Nixdorf Shareholders in the context of this Takeover Offer receive for their Tendered Wincor Nixdorf Shares.

18.	Results of the Takeover Offer and Other Announcements

In addition to publications of the Bidder described in other Sections of this Offer Document, the Bidder will also issue the following publications and notifications throughout the Takeover Offer:

According to Section 23 para. 1 Takeover Act, the Bidder will publish the total number of Wincor Nixdorf Shares to which it, persons acting in concert with it, and their subsidiaries are entitled, including the percentage of the share capital and the number of voting rights pursuant to Sections 25 and 25a Securities Trading Act, in addition to the number of Tendered Wincor Nixdorf Shares resulting from the Declarations of Acceptance received by the Bidder, including the percentage of the share capital of these shares and the voting rights:

•	on a weekly basis following the publication of this Offer Document and on a daily basis during the last week prior to the expiration of the Acceptance Period;

•	without undue delay following the expiration of the Acceptance Period;

•	without undue delay following the expiration of the Additional Acceptance Period (“Announcement of Results”); and

•	without undue delay as soon as the Takeover Offer has been accepted for more than 95 percent of the voting shares capital in accordance with Section 39a Takeover Act in Wincor Nixdorf enabling the Bidder to effect a Squeeze-Out pursuant to the Section 39a Takeover Act on the internet under http://www.diebold.com/ in the Investor Relations section, in the Federal Gazette (Bundesanzeiger) and by way of an English language press release via an electronically operated information distribution system in the United States, and the Bidder will inform the BaFin thereof.

Pursuant to Section 23 para. 2 Takeover Act, the Bidder will continue to publish on the internet at http://www.diebold.com/ in the Investor Relations section, in the Federal Gazette (Bundesanzeiger) and by way of an English language press release via an electronically operated information distribution system in the United States, and inform the BaFin of any direct and/or indirect acquisition of Wincor Nixdorf Shares by the Bidder, by persons acting in concert with the Bidder in the meaning of Section 2 para. 5 sentence 1 and 3 Takeover Act, or by their subsidiaries, either on or off a stock market, in the time period from the publication of this Offer Document until the publication under Section 23 para. 1 sentence 1 no. 2 Takeover Act, as well as any direct and/or indirect acquisition of Wincor Nixdorf Shares prior to the end of the year following the publication pursuant to Section 23 para. 1 sentence 1 no. 2 Takeover Act stating the nature and amount of consideration.

In the cases of Section 23 paras. 1 and 2 Takeover Act, an acquisition pursuant to Section 31 para. 6 Takeover Act is equivalent to an agreement based on which the transfer of shares can be demanded.

19.	Information Regarding Tax

The taxation principles are set out in the section “Material German Tax Considerations” on pages 287 et seq. of Annex 4 of this Offer Document. There you will find detailed information on the domestic tax treatment of the Offer Consideration, which includes the Share Component (please refer to the more detailed description of the tax treatment thereof on pages 288 to 291 of Annex 4 of this Offer Document) and the Cash Component that will be paid to Wincor Nixdorf Shareholders with tax residency in Germany.

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The withholding tax treatment of cash components in public takeover offers by the tax authorities was uncertain until the Federal Ministry of Finance’s statement vis-à-vis the German banking associations on December 18, 2015 (docket number: IV C 1—S 2252/15/10025 :001) in this regard. According to this statement of the Federal Ministry of Finance, the responsible staff members for income tax at the supreme tax authorities of the federation and the German states have discussed the income tax treatment of the takeovers of Westgrund AG and Gagfah S.A. and it was resolved that the cash component within the meaning of Section 20 para. 4a sentence 2 of the German Income Tax Act (Einkommensteuergesetz or (“EStG”) will not result in a limited tax liability pursuant to Section 49 para. 1 sentence 1 number 5 sentence 1 letter a EStG. Accordingly, no withholding tax must be deducted in these cases.

Against this backdrop and given the fact that currently a U.S. company is acting as bidder, the Bidder states in accordance with the information provided in the section “Material German Tax Considerations” on pages 287 et seq. of Annex 4 of this Offer Document, already at this point, its opinion on how the German tax authorities will treat the Cash Component for Wincor Nixdorf Shareholders with tax residency outside Germany, in a simplified form:

•	In the view of the Bidder, the Cash Component is not subject to taxation in Germany for Wincor Nixdorf Shareholders who (i) are not tax resident in Germany, (ii) do not hold their Wincor Nixdorf Shares as part of domestic business assets, and (iii) have held a participation of less than 1 percent of Wincor Nixdorf throughout the last five years.

•	For Wincor Nixdorf Shareholders who (i) are not tax resident in Germany, (ii) do not hold their Wincor Nixdorf Shares as part of domestic business assets, and (iii) have held a participation of at least 1 percent of Wincor Nixdorf at any time in the last five years, in the view of the Bidder, the tax authorities provide that, regardless of the fact that these Wincor Nixdorf Shareholders can be subject to German taxation for the Cash Component, no withholding tax must be deducted and paid.

•	Against this backdrop, domestic paying agents are thus, in the view of the Bidder, not obligated to deduct and pay withholding tax and solidarity surcharge from the Cash Component of the exchange offer payable to Wincor Nixdorf Shareholders with tax residency outside Germany, provided that those Wincor Nixdorf Shareholders do not hold the Wincor Nixdorf Shares as part of domestic business assets. In this context, the Bidder notes, in addition to its assessment of the tax treatment of the Cash Component, that Clearstream declared, in its customer announcement D15046 on December 28, 2015 for two other public exchange offers, that it will refrain from and, as the case may be, cancel, any deduction of withholding tax with respect to non-resident taxpayers.

The Bidder indicates that the taxation of Wincor Nixdorf Shareholders with tax residency in Germany is not a subject of the Federal Ministry of Finance’s statement on December 18, 2015 (docket number: IV C 1—S 2252/15/10025 :001). In particular, the Bidder assumes, in accordance with the information provided in the section “Material German Tax Considerations” on pages 287 et seq. of Annex 4 of this Offer Document, that for Wincor Nixdorf Shareholders who (i) have tax residency in Germany, (ii) hold their Wincor Nixdorf Shares as private assets, and (iii) have held a participation of less than 1 percent of Wincor Nixdorf throughout the last five years, (“German Retail Investors”), the Cash Component to be received is subject to withholding tax in the amount of 25 percent of the Cash Component as well as 5.5 percent solidarity surcharge thereon, which results in a total tax burden of 26.375 percent (plus church tax, if any) which is subject to withholding. The Bidder recommends that German Private Investors consult their tax advisors, whether, following the deduction of all taxes and taking into account their individual tax situations, an acceptance of the offer or alternative disposal options, such as sale of their shareholdings at the stock exchange, constitute the most economically favorable option of disposing their Wincor Nixdorf Shares.

For all other Wincor Nixdorf Shareholders, the German taxation of the Cash Component follows the same principles which are generally applicable to pure cash offers and which are described in more detail in the section “Material German Tax Considerations” on pages 287 et seq. of Annex 4.

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This information regarding tax does not constitute a summary of the tax aspects described in the section “Material German Tax Considerations” on pages 287 et seq. of Annex 4 of this Offer Document, and shall not replace or serve as a substitute of reading the information provided therein. The Bidder recommends that every Wincor Nixdorf Shareholder obtains tax advice regarding the relevant tax implications of accepting the Takeover Offer, particularly taking into account their personal financial circumstances, prior to accepting the Takeover Offer.

20.	Applicable Law; Place of Jurisdiction

This Takeover Offer and the agreements concluded with the Bidder as a result of the acceptance of this Takeover Offer are governed by German law. The exclusive place of jurisdiction for all legal disputes arising from, or in connection with this Takeover Offer (and any agreement which comes into existence as a result of acceptance of this Takeover Offer), to the extent legally permissible, is Frankfurt am Main, Germany.

21.	Declaration of Acceptance of Responsibility for the Contents of this Offer Document

Diebold, Incorporated, registered under the laws of the State of Ohio, United States and with its principal executive offices at 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio, 44720-8077, United States, assumes responsibility for the contents of this Offer Document, pursuant to Section 11 para. 3 Takeover Act and declares that, to the best of its knowledge, the information contained in this Offer Document is correct and no material facts are omitted.

22.	Signatures

North Canton, February 4, 2016

Diebold, Incorporated

Christopher A. Chapman Senior Vice President and Chief Financial Officer

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Annex 1

Financing Confirmation

NON-BINDING ENGLISH TRANSLATION

Diebold, Incorporated

5995 Mayfair Road

P.O. Box 3077

North Canton, Ohio,

United States

January 18, 2016

Voluntary Public Takeover Offer of Diebold, Incorporated for the purchase of all shares of Wincor Nixdorf AG against, inter alia, payment of a cash consideration of EUR 39.98 per share

Confirmation pursuant to Section 13 para. 1 sentence 2 of the German Securities Acquisition and Takeover Act (WpÜG)

Dear Madams and Sirs:

J.P. Morgan Securities plc Frankfurt Branch, registered with the commercial register of the local court (Amtsgericht) of Frankfurt am Main under HRB 45952, is an investment services company independent from Diebold, Incorporated within the meaning of Section 13 para. 1 sentence 2 WpÜG.

We hereby confirm that Diebold, Incorporated has taken the necessary measures to ensure that it has at its disposal, at the time the cash consideration will be due, the necessary means to fully perform the payment of the cash consideration under the above-referenced offer to the shareholders of Wincor Nixdorf AG for the acquisition of the shares outstanding as of the date of this offer.

Sincerely yours,

Dorothee Blessing	Florian Roeckl

Annex 2

Persons Acting in Concert with Diebold, Incorporated (Subsidiaries of Diebold)

as of January 27, 2016

Company	Registered Office
Diebold Australia Holding Company, Inc.	Wilmington, Delaware
Diebold China Security Holding Company, Inc.	Wilmington, Delaware
Diebold Enterprise Security Systems, Inc.	Elmsford, New York
Diebold Global Finance Corporation	Wilmington, Delaware
Diebold Holding Company, Inc.	Wilmington, Delaware
Diebold Latin America Holding Company, LLC	Wilmington, Delaware
Diebold Mexico Holding Company, Inc.	Wilmington, Delaware
Diebold Netherlands Holding Company, LLC	Wilmington, Delaware
Diebold Self-Service Systems	Nyack, New York
Diebold Incorporated Pension Master Trust	North Canton, Ohio
Diebold Software Solutions, Inc.	Wilmington, Delaware
Diebold SST Holding Company, Inc.	Wilmington, Delaware
Diebold Transaction Services, Inc.	Wilmington, Delaware
Impexa LLC	Houston, Texas
Mayfair Software Distribution, Inc.	Wilmington, Delaware
Phoenix Interactive USA Inc.	Wilmington, Delaware
VDM Holding Company, Inc.	Wilmington, Delaware
Verdi & Associates, Inc.	Buffalo, New York
1932780 Ontario Inc.	Ontario, Canada
Altus Bilisim Hizmetleri Anonim Sirketi	Cankaya-Ankara, Turkey
Bitelco Diebold Chile Limitada	Santiago, Chile
C.R. Panama, Inc.	Panama, Panama
Cable Print B.V.B.A.	Erpe Mere, Belgium
Caribbean Self Service and Security LTD.	Bridgetown, Barbados
Central de Alarmas Adler, S.A. de C.V.	Nuevo Leon, Mexico
Cryptera A/S	Glostrup, Denmark
D&G ATMS y Seguridad de Costa Rica Ltda.	San Jose, Costa Rica
D&G Centroamerica y GBM de Nicaragua y Compañia Ltda.	Managua, Nicaragua
D&G Centroamerica, S. de R.L.	Panama, Panama
D&G Dominicana S.A.	Santo Domingo, Dominican Republic
D&G Honduras S. de R.L.	Tegucigalpa, Honduras
D&G Panama S. de R.L.	Panama, Panama
DB & GB de El Salvador Limitada	San Salvador, El Salvador
DB&G ATMs Seguridad de Guatemala, Limitada	Ciudad, Guatemala
DBD EMEA Holding C.V.	Utrecht, The Netherlands
DCHC, S.A.	Panama, Panama
Diebold (Thailand) Company Limited	Bangkok, Thailand
Diebold Africa (Pty) Ltd.	Johanesburg, South Africa
Diebold Africa Investment Holdings Pty. Ltd.	Johanesburg, South Africa
Diebold Argentina, S.A.	Buenos Aires, Argentina
Diebold ATM Cihazlari Sanayi Ve Ticaret A.S.	Istanbul, Turkey
Diebold Australia Pty. Ltd.	Sydney, Australia
Diebold (Barbados) Holdings 1 Corp.	Christ Church, Barbados
Diebold (Barbados) Holdings 2 Corp.	Christ Church, Barbados
Diebold (Barbados) Holdings 3 Corp.	Christ Church, Barbados
Diebold Belgium B.V.B.A	Zellik, Belgium
Diebold Bolivia S.R. L.	La Paz, Bolivia

Company	Registered Office
Diebold Brasil LTDA	Sao Paulo, Brazil
Diebold Brasil Servicos de Tecnologia e Participacoes Ltda	Sao Paulo, Brazil
Diebold Canada Holding Company Inc.	Alberta, Canada
Diebold Colombia S.A.	Bogota, Colombia
Diebold Ecuador SA	Bodegas La Carlota, Ecuador
Diebold EMEA Processing Centre Limited	Middlesex, United Kingdom
Diebold Financial Equipment Company (China), Ltd.	Shanghai, Peoples Republic of China
Diebold France SARL	Guyancourt Cedex, France
Diebold Germany GmbH	Eschborn, Germany
Diebold Holding Germany Inc. & Co. KGaA	Eschborn, Germany
Diebold Hungary Trading & Servicing LLC	Budapest, Hungary
Diebold Hungary Self-Service Solutions, Ltd.	Budapest, Hungary
Diebold International Limited	Middlesex, United Kingdom
Diebold Italia S.p.A.	Milano, Italy
Diebold Kazakhstan LLP	Almaty, Kazakhstan
Diebold Mexico, S.A. de C.V.	Mexico City, Mexico
Diebold Netherlands B.V.	Utrecht, The Netherlands
Diebold One UK Limited	Middlesex, United Kingdom
Diebold Österreich Selbstbedienungssysteme GmbH	Wiener Neudorf, Austria
Diebold Pacific, Limited	North Point, Hong Kong
Diebold Panama, Inc.	Panama, Panama
Diebold Paraguay S.A.	Asuncion, Paraguay
Diebold Peru S.r.l	Lima, Peru
Diebold Philippines, Inc.	Makati City, Philippines
Diebold Poland S.p. z.o.o.	Warsaw, Poland
Diebold Portugal—Solucoes de Automatizacao, Limitada	Amadora, Portugal
Diebold Selbstbedienungssysteme (Schweiz) GmbH	Wangen-Bruttisellen, Switzerland
Diebold Self-Service Solutions Limited Liability Company	Wangen-Bruttisellen, Switzerland
Diebold Self Service Solutions Namibia (Pty) Ltd	Windhoek, Namibia
Diebold Self-Service Ltd.	Moscow, Russia
Diebold Self-Service Solutions Industrial and Servicing Rom Srl	Bucharest, Romania
Diebold Singapore Pte. Ltd.	Braddll View, Singapore
Diebold Software Solutions UK Ltd.	Middlesex, United Kingdom
Diebold South Africa (Pty) Ltd.	Johanesburg, South Africa
Diebold Spain, S.L.	Madrid, Spain
Diebold Switzerland Holding Company, LLC	Wangen-Bruttisellen, Switzerland
Diebold Systems Private Limited	Mumbai, India
Diamond UK Holdings LLP	Middlesex, United Kingdom
Diebold Uruguay S.A.	Montevideo, Uruguay
Diebold Vietnam Company Limited	Hanoi, Vietnam
Diebold—Corp Systems Sdn. Bhd.	Kuala Lumpur, Malaysia
GAS Informática Ltda.	Distrito Federal, Brazil
J.J.F. Panama, Inc.	Panama, Panama
Phoenix Interactive (Aust) Pty Ltd.	Sydney, Australia
Phoenix Interactive Design Inc.	Ontario, Canada
Phoenix Interactive (UK)	Scotland, United Kingdom
P.T. Diebold Indonesia	Jakarta Selatan, Indonesia
Procomp Amazonia Industria Eletronica S.A.	Amazonas, Brazil
Procomp Industria Eletronica LTDA	Sao Paulo, Brazil
Diebold Hong Kong Services Limited (f/k/a SIAB (HK) Ltd.)	North Point, Hong Kong
The Diebold Company of Canada, Ltd.	Ontario, Canada

Annex 3

Persons Acting in Concert with Wincor Nixdorf (Subsidiaries of Wincor Nixdorf)

as of January 27, 2016

Company	Registered Office
WINCOR NIXDORF International GmbH	Paderborn, Germany
WINCOR NIXDORF Banking Consulting GmbH	Paderborn, Germany
WINCOR NIXDORF Business Administration Center GmbH	Paderborn, Germany
WINCOR NIXDORF Customer Care GmbH	Paderborn, Germany
Wincor Nixdorf Dienstleistungs GmbH	Paderborn, Germany
WINCOR NIXDORF Facility GmbH	Paderborn, Germany
WINCOR NIXDORF Facility Services GmbH	Paderborn, Germany
WINCOR NIXDORF Global IT Operations GmbH	Paderborn, Germany
WINCOR NIXDORF Grundstücksverwaltung Ilmenau GmbH & Co. KG	Paderborn, Germany
Wincor Nixdorf Logistics GmbH	Paderborn, Germany
WINCOR NIXDORF Lottery Solutions GmbH	Paderborn, Germany
WINCOR NIXDORF Manufacturing GmbH	Paderborn, Germany
Wincor Nixdorf Portavis GmbH	Hamburg, Germany
WINCOR NIXDORF Real Estate GmbH & Co. KG	Paderborn, Germany
WINCOR NIXDORF Retail Consulting GmbH	Paderborn, Germany
Wincor Nixdorf Retail Services GmbH	Paderborn, Germany
WINCOR NIXDORF Security GmbH	Paderborn, Germany
Wincor Nixdorf Services GmbH	Paderborn, Germany
WINCOR NIXDORF Technology GmbH	Paderborn, Germany
Aevi International GmbH	Paderborn, Germany
Bankberatung Organisations- und IT-Beratung für Banken AG	Wedemark, Germany
IP Management GmbH	Paderborn, Germany
Prosystems IT GmbH	Bonn, Germany
Wincor Nixdorf N.V.	Zaventem, Belgium
Wincor Nixdorf A/S	Ballerup, Denmark
Wincor Nixdorf Oy	Espoo, Finland
Wincor Nixdorf SAS	Vélizy-Villacoublay, France
Wincor Nixdorf Information Systems S.A.	Kifissia/Athens, Greece
Wincor Nixdorf Banking Services Ltd.	Bracknell/Berkshire, Great Britain
Wincor Nixdorf Ltd.	Bracknell/Berkshire, Great Britain
Aevi UK Limited	Bracknell/Berkshire, Great Britain
Wincor Nixdorf Ltd.	Dublin, Ireland
Wincor Nixdorf S.r.l.	Basiglio/Milan, Italy
Wincor Nixdorf Finance Malta Holding Limited	St. Julians, Malta
Wincor Nixdorf Finance Malta Limited	St. Julians, Malta
SecurCash B.V.	Rotterdam, The Netherlands
SecurCash Nederland B.V.	Houten, The Netherlands
SecurCash Geldverwerking B.V.	Houten, The Netherlands
Wincor Nixdorf B.V.	Delft, The Netherlands
WINCOR NIXDORF Software CV	Utrecht, The Netherlands
WINCOR NIXDORF Software Partner B.V.	Utrecht, The Netherlands
WINCOR NIXDORF Global Solutions B.V.	Utrecht, The Netherlands
Wincor Nixdorf A/S	Oslo, Norway
Wincor Nixdorf GmbH	Vienna, Austria
Wincor Nixdorf Sp.z. o.o.	Warsaw, Poland
Wincor Nixdorf Lda.	Carnaxide, Portugal

Company	Registered Office
LLC WINCOR NIXDORF	Moscow, Russia
Wincor Nixdorf Oil and Gas IT LLC	Moscow, Russia
Wincor Nixdorf Oil and Gas IT Service LLC	Moscow, Russia
Wincor Nixdorf AB	Solna, Sweden
BEB Industrie- Elektronik AG	Burgdorf, Switzerland
Wincor Nixdorf Finance AG	Baar, Switzerland
Wincor Nixdorf AG	Brüttisellen, Switzerland
WINCOR NIXDORF s.r.o.	Bratislava, Slovakia
Wincor Nixdorf S.L.	Madrid, Spain
Dynasty Technology Group, S.A.U.	Madrid, Spain
Wincor Nixdorf s.r.o.	Prague, Czech Republic
WN CZ RETAIL SOLUTIONS s.r.o.	Prague, Czech Republic
Aevi CZ s.r.o.	Prague, Czech Republic
Wincor Nixdorf Bilgisayar Sistemleri A.S.	Kadikoy/Istanbul, Turkey
LIMITED LIABILITY COMPANY WINCOR NIXDORF	Kiew, Ukraine
Wincor Nixdorf Kft.	Budapest, Hungary
Wincor Nixdorf Soluções em Tecnologia da Informação Ltda.	Atibaia/São Paulo, Brazil
Dynasty Technology Brasil Software Ltda.	Barueri/São Paulo, Brazil
Wincor Nixdorf Canada Inc.	Mississuaga/Ontario, Canada
Wincor Nixdorf IT Support S.A. de C.V.	Mexico City, Mexico
Wincor Nixdorf S.A. de C.V.	Mexico City, Mexico
Wincor Nixdorf Inc.	Austin, USA
Wincor Nixdorf C.A.	Caracas, Venezuela
WINCOR NIXDORF AUSTRALIA PTY LTD	Frenchs Forest/Sydney, Australia
Wincor Nixdorf (Hong Kong) Ltd.	Kwun Tong, Kowloon/ Hong Kong, China
Wincor Nixdorf Retail & Banking Systems (Shanghai) Co., Ltd.	Shanghai, China
Wincor Nixdorf Manufacturing (Shanghai) Co., Ltd.	Shanghai, China
Wincor Nixdorf India Private Ltd.	Mumbai, India
PT. Wincor Nixdorf Indonesia	Jakarta Selatan, Indonesia
WINCOR NIXDORF RETAIL SOLUTIONS (M) SDN. BHD	Kuala Lumpur, Malaysia
Wincor Nixdorf (M) Sdn. Bhd.	Kuala Lumpur, Malaysia
WINCOR NIXDORF (PHILIPPINES), INC.	Makati City, Philippines
WINCOR NIXDORF PTE. LTD.	Singapore
WINCOR NIXDORF MANUFACTURING PTE. LTD	Singapore
WINCOR NIXDORF Ltd.	Seoul, South Korea
Wincor Nixdorf Taiwan Ltd.	Taipei, Taiwan
Wincor Nixdorf (Thailand) Co., Ltd.	Bangkok, Thailand
EURL WINCOR NIXDORF	Algiers, Algeria
Wincor Nixdorf S.A.	Casablanca, Morocco
WINCOR NIXDORF (PTY) LTD	Hurlingham-Sandton, South Africa
Wincor Nixdorf Retail ME DMCC (not fully consolidated)	Dubai, UAE
Wincor Nixdorf Limited (not fully consolidated)	Lagos, Nigeria
CI Tech Components AG (Joint Venture)	Burgdorf, Switzerland
CROWN B.V. (Joint Venture)	Delft, The Netherlands
WINSERVICE AS	Oslo, Norway

Annex 4

Information pursuant to Section 2 no. 2 of the Takeover Offer Regulation in conjunction with Section 7 Securities Prospectus Act (Wertpapierprospektgesetz) and the Commission Regulation (EC) No 809/2004 (April 29, 2004), as amended, implementing Directive 2003/71/EC of the European Parliament and of the Council regarding information contained in prospectuses, as well as the format, incorporation by reference and publication of such prospectuses and dissemination of advertisements

Regarding the information included in this Annex 4 of this Offer Document, the following should also be taken into account:

I.	References in this Annex 4 to this “document” or the “prospectus” should—in the context of this Offer Document—be read as references to this Annex 4.

II.	The Bidder will update this Offer Document to the extent permissible and required under the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), and will comply with its obligation under U.S. law based on the Registration Statement according to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, to inform security holders of any material change in the information published, sent or given to security holders. The Bidder will also, as applicable, publish additional accompanying information regarding the exchange offer, which will be made available on the Bidder’s website at http://www.diebold.com under the Company/Investor Relations section, and will file such information in English language on the SEC’s website at http://www.sec.gov.

III.	All notifications and announcements required according to the German Takeover Act will also be published on the internet at the website www.diebold.com (in German and English) under the Company/Investor Relations section, and in German language in the Federal Gazette (Bundesanzeiger). The Bidder will also file such notifications and announcements in English language with the SEC at http://sec.gov and otherwise comply with its obligation under U.S. law with respect to informing security holders of any material change in the information published, sent or given to security holders.

-i-

-ii-

-iii-

-iv-

-v-

-vi-

SUMMARY OF THE PROSPECTUS

Summaries are made up of disclosure requirements known as elements (“Elements”). These Elements are numbered in Sections A—E (A.1—E.7). This summary contains all the Elements required to be included in a summary for this type of security and issuer. Because some Elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements. Even though an Element may be required to be inserted in the summary because of the type of security and issuer, it is possible that no relevant information can be given regarding the Element. In such cases, the summary includes a short description of the Element with the words “not applicable”.

A—Introduction and Warnings

A.1	Warnings.	This summary should be read as an introduction to this prospectus (the “Prospectus”). Any decision to invest in the securities should be based on consideration of the Prospectus as a whole by the investor.

If any claims are asserted before a court of law based on the information contained in this Prospectus, the investor appearing as plaintiff may have to bear the costs of translating the Prospectus prior to the commencement of the court proceedings pursuant to the national legislation of the member states of the European Economic Area.

Diebold Incorporated, North Canton, Ohio, United States of America (the “United States”) (“Diebold, Inc.,” and, together with its consolidated subsidiaries, “Diebold”) has assumed responsibility for the contents of this summary and its German translation pursuant to Section 5 para. 2b no. 4 of the German Securities Prospectus Act (Wertpapierprospektgesetz). Those persons who are responsible for the summary, including any translation thereof, or for the issuing (Veranlassung), can be held liable but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus or it does not provide, when read together with the other parts of this Prospectus, all necessary key information.

A.2	Information regarding the subsequent use of the prospectus.	Not applicable. Consent regarding the use of the Prospectus for a subsequent resale or placement of the shares has not been granted.

B—Issuer

B.1	Legal and commercial name of the issuer.	The issuer’s legal name is Diebold, Incorporated.

The issuer’s group primarily operates under the commercial name “Diebold.”

B.2	Domicile, legal form, legislation under which the issuer operates, country of incorporation.	Diebold, Incorporated has its registered office at 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio, United States, and is registered with the commercial register of the Ohio Secretary of State, under entity number 1276. Diebold, Inc. is a corporation incorporated under, and governed by, the laws of the State of Ohio, United States.

B.3	Current operations and principal business activities and principal markets in which the issuer competes.

Diebold provides the technology, software and services that connect people around the world with their money—bridging the physical and digital worlds of cash conveniently, securely and efficiently. Since its founding in 1859, Diebold believes it has evolved to become a leading provider of exceptional self-service innovation, security and services to financial, retail, commercial and other markets. Diebold has approximately 15,000 employees with business in more than 90 countries worldwide.

Diebold has two core lines of business: Financial Self-Service (“FSS”) and Security Solutions, which Diebold integrates based on its customers’ needs.

A popular example of a self-service solution is the automated teller machine (“ATM”). Diebold offers an integrated line of self-service solutions and technology, including comprehensive ATM outsourcing, ATM security, deposit automation, recycling and payment terminals and software. Diebold also offers advanced functionality terminals capable of supporting mobile cardless transactions and two-way video technology to enhance bank branch automation. Diebold believes it is a global supplier of ATMs and related services and holds a leading market position in many countries around the world.

From the safes and vaults that Diebold first manufactured in 1859 to the full range of physical and electronic security offerings it provides today, Diebold’s security solutions utilize an extensive services portfolio and advanced products to help address its customers’ unique needs. Diebold provides its customers with the latest technological advances to better protect their assets, improve their workflow and increase their return on investment. Diebold also provides internet banking, online payment and mobile banking security solutions aimed at preventing various types of fraud, such as phishing, pharming, and key logging. All of these solutions are backed with experienced sales, installation and service teams. Diebold believes it is a leader in providing physical and electronic security systems as well as assisted transactions, providing total security systems solutions to financial, commercial, retail, and other markets.

Diebold’s operations are comprised of four geographic segments: North America (“NA”), Asia Pacific (“AP”), Europe, Middle East and Africa (“EMEA”) as well as Latin America (“LA”). The four geographic segments sell and service FSS and security systems around the globe, as well as elections, lottery and information technology (“IT”) solutions in Brazil other, through wholly-owned subsidiaries, majority-owned joint ventures and independent distributors in most major countries. Beginning in the first quarter of 2015, LA and Brazil operations were reported under one single reportable operating segment.

As part of its strategic realignment, Diebold continues to execute its multi-year transformation, Diebold 2.0, with the primary objective of transforming Diebold into a world-class, services-led and software-enabled company, supported by innovative hardware, which automates the way people connect with their money.

Diebold 2.0 consists of four pillars:

•     Cost—Streamline the cost structure and improve near-term delivery and execution.

•     Cash—Generate increased free cash flow in order to fund the investments necessary to drive profitable growth, while preserving the ability to return value to shareholders in the form of reliable dividends and, as appropriate, share repurchases.

•     Talent—Attract and retain the talent necessary to drive innovation and the focused execution of the transformation strategy.

•     Growth—Return Diebold to a sustainable, profitable growth trajectory.

Diebold is committed to its multi-year transformation plan that is expected to occur in three phases: 1) Crawl, 2) Walk, and 3) Run. As part of the transformation, Diebold has identified targeted savings of $200.0 million that are expected to be fully realized by the end of 2017 and plans to reinvest approximately 50 percent of the cost savings to drive long-term growth.

B.4a	Most significant recent trends affecting the issuer and the industry in which it operates.

Diebold participates in many highly competitive businesses in the services, software and technology space, with a mixture of local, regional and/or global competitors in our markets. The competitive environment for these types of solutions is evolving as Diebold’s customers are transforming their businesses utilizing innovative technology.

Many of Diebold’s customers are beginning to adopt branch automation solutions to transform their branches, which will improve the customer experience and enhance efficiency through the utilization of automated transactions, mobile solutions and other client-facing technologies. As the trend towards branch automation continues to build more momentum, the traditional lines of “behind the counter” and “in front of the counter” are starting to blur, which is allowing for more entrants into the market. As customer requirements evolve, separate markets will converge to fulfill new customer demand. Diebold expects that this will increase the complexity and competitive nature of the business.

B.5	Description of the group and the issuer’s position within the group.	Diebold, Inc. is the parent company of the group. Diebold’s operations sell and service FSS and security systems around the globe, as well as elections, lottery and IT solutions in Brazil, through wholly-owned subsidiaries, joint ventures and independent distributors in most major countries.

B.6	Persons who, directly or indirectly, have a (notifiable) interest in the issuer’s capital and voting rights or have control over the issuer.	To our knowledge, no person beneficially owned more than five percent of our outstanding common shares as of February 3, 2016, except for the shareholders listed below. The information provided below was derived from reports filed with the U.S. Securities and Exchange Commission (“SEC”) by the beneficial owners on the dates indicated in the footnotes below. Based on this information, Diebold is not aware that it is being controlled by any person.

Actual (direct or indirect) ownership of Diebold (in %)
Beneficial Owner	Percent of Common Shares
GGCP, Inc. et al(1)	9.90
State Street Corporation(2)	9.10
BlackRock, Inc(3).	8.50
The Vanguard Group(4)	6.30
SouthernSun Asset Management LLC(5)	6.30
Capital World Investors(6)	6.00
Prudential Financial, Inc.(7)	5.30

(1)    Information regarding share ownership was obtained from the Schedule 13D/A filed jointly on January 16, 2014 by Gabelli Funds, LLC, GAMCO Asset Management Inc., Gabelli Securities, Inc., MJG Associates, Inc., Gabelli Foundation, Inc., MJG-IV Limited Partnership, GGCP, Inc., GAMCO Investors, Inc. and Mario J. Gabelli. We have not received any evidence in the Schedule 13D filings of the foregoing entities that indicates an increase or decrease in the number of our common shares held by such entities during the fiscal year ended December 31, 2014. The entities reported their beneficial ownership as follows: (A) Gabelli Funds, LLC had sole voting and dispositive power with respect to 1,708,900 common shares; (B) GAMCO Asset Management Inc. had sole voting power with respect to 4,248,641 common shares and sole dispositive power with respect to 4,467,741 common shares; (C) MJG Associates, Inc. had sole voting and dispositive power with respect to 8,000 common shares; (D) MJG—IV Limited Partnership had sole voting and dispositive power with respect to 5,000 common shares; (E) Gabelli Foundation, Inc. had sole voting and dispositive power with respect to 5,000 common shares; (F) GGCP, Inc. had sole voting and dispositive power with respect to 35,000 common shares; (G) Mario J. Gabelli had sole voting and dispositive power with respect to 86,403 common shares; (H) GAMCO Investors, Inc. had sole voting and dispositive power with respect to 80 common shares; and (I) Gambelli Securities, Inc. had sole voting and dispositive power of 1,000 common shares. Mario J. Gabelli is deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons. GAMCO Investors, Inc., and GGCP, Inc. are deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons other than Mario J. Gabelli and the Gabelli Foundation, Inc.

(2)    Information regarding share ownership was obtained from the Schedule 13G filed jointly on February 12, 2015 by State Street Corporation (“State Street”) and its subsidiary, SSGA Funds

Management, Inc. (“SSGA”). State Street has shared voting and dispositive power over 5,897,102 of our common shares. SSGA is the beneficial owner of, and has shared dispositive and voting power over 3,822,059 of our common shares, or 5.9% of our common shares outstanding. In addition to SSGA, the following direct or indirect subsidiaries of State Street also beneficially own our common shares: State Street Global Advisors Limited, State Street Global Advisors Australia Limited and State Street Global Advisors Asia Limited.

(3)    Information regarding share ownership was obtained from the Schedule 13G/A filed on January 26, 2016 by BlackRock, Inc. (“BlackRock”). BlackRock has sole voting power over 5,360,909 of our common shares, and sole dispositive power over 5,504,254 of our common shares. BlackRock is the parent company of the following subsidiaries that beneficially own our common shares: BlackRock Advisors, LLC; BlackRock Asset Management Canada Limited; BlackRock Asset Management Ireland Limited; BlackRock Asset Management Schweiz AG; BlackRock Financial Management Inc.; BlackRock Fund Advisors; BlackRock Institutional Trust Company, N.A.; BlackRock Investment Management (Australia) Limited; BlackRock Investment Management (UK) Ltd; BlackRock Investment Management, LLC; BlackRock Life Limited. No one BlackRock subsidiary’s interest in our common shares is more than 5% of our common shares outstanding.

(4)    Information regarding share ownership was obtained from the Schedule 13G/A filed February 10, 2015 by The Vanguard Group (“Vanguard”). Vanguard has sole voting power over 43,303 of our common shares, sole dispositive power over 4,031,055 of our common shares, and shared dispositive power over 38,203 of our common shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard, is the beneficial owner of 38,203 of our common shares, or 0.1% of our common shares outstanding, as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of Vanguard, is the beneficial owner of 5,100 of our common shares as a result of its serving as investment manager of Australian investment offerings.

(5)    Information regarding share ownership was obtained from the Schedule 13G filed on February 13, 2015 by SouthernSun Asset Management LLC (“SouthernSun”). SouthernSun is an investment adviser registered under section 203 of the Investment Advisers Act of 1940. SouthernSun has sole voting power over 3,668,360 of our common shares, and sole power to dispose or direct the disposition of 4,055,030 of our common shares.

(6)    Information regarding share ownership was obtained from the Schedule 13G filed on February 13, 2015 by Capital World Investors (“Capital World”). Capital World is a division of Capital Research and Management Company (“CRMC”), and is deemed to be the beneficial owner of 3,925,000 of our common shares as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Capital World holds more than 5% of our outstanding common shares as of December 31, 2014 on behalf of The Income Fund of America. Capital World has sole voting and dispositive power over 3,935,000 of our common shares.

(7)    Information regarding share ownership was obtained from the Schedule 13G filed on February 13, 2015 by Prudential Financial, Inc. (“Prudential”). Prudential is the parent holding company of Jennison Associates LLC, which is the beneficial owner of 2,114,701 of our common shares, or 3.3 percent of our common shares outstanding based on the Schedule 13G filed on February 3, 2016 by Jennison Associates LLC. Prudential is also the parent holding company of Quantitative Management Associates LLC, which is the beneficial owner of 54,380 of our common shares, or 0.1% of our common shares outstanding. Based on the Schedule 13G filed on February 13, 2015 by Prudential, Prudential has sole voting and dispositive power over 261,070 of our common shares, shared voting power over 2,572,633 of our common shares and shared dispositive power over 3,146,490 of our common shares.

	Different voting rights.	Each common share in Diebold, Inc. carries one vote at Diebold, Inc.’s shareholders’ meeting. There are no restrictions on voting rights.

	Direct or indirect control over the issuer and nature of such control.	Not applicable. Diebold, Inc. is controlled by none of its shareholders.

B.7	Selected key historical financial information.	The following table sets forth selected historical consolidated financial information for Diebold as of the end of and for the periods indicated. The statements of operations information for each of the years ended December 31, 2014, 2013 and 2012, and the balance sheet information as of December 31, 2014, 2013 and 2012, are derived from Diebold’s audited financial statements for such years. The selected financial information of Diebold as of and for the nine months ended September 30, 2015 and 2014 is derived from Diebold’s unaudited consolidated financial statements for such periods. The operating results for the nine-month period ended September 30, 2015 are not necessarily indicative of the results of operations for the remainder of the fiscal year or any future period.

Selected Data from the Statement of Operations

	(Unaudited) Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(in millions, except per share data)
Results of operations
Net sales	$2,069.8	$2,189.8	$3,051.1	$2,857.5	$2,991.7
Cost of sales	1,539.7	1,638.3	2,271.7	2,217.1	2,262.1

Gross profit	$530.1	$551.5	$779.4	$640.4	$729.6
Amounts attributable to Diebold, Incorporated
Income (loss) from continuing operations, net of tax	$41.1	$84.5	$114.4	$(181.6)	$76.7
(Loss) income from discontinued operations, net of tax	—	—	—	—	(3.1)

Net income (loss) attributable to Diebold, Incorporated	$41.1	$84.5	$114.4	$(181.6)	$73.6

Basic earnings (loss) per common share
Income (loss) from continuing operations, net of tax	$0.63	$1.31	$1.77	$(2.85)	$1.22
(Loss) income from discontinued operations, net of tax	—	—	—	—	(0.05)

Net income (loss) attributable to Diebold, Incorporated	$0.63	$1.31	$1.77	$(2.85)	$1.17

Diluted earnings (loss) per common share
Income (loss) from continuing operations, net of tax	$0.63	$1.30	$1.76	$(2.85)	$1.20
(Loss) income from discontinued operations, net of tax	—	—	—	—	(0.05)

Net income (loss) attributable to Diebold, Incorporated	$0.63	$1.30	$1.76	$(2.85)	$1.15

Number of weighted-average shares outstanding
Basic shares	64.9	64.5	64.5	63.7	63.1
Diluted shares	65.5	65.1	65.2	63.7	63.9

Dividends
Common dividends paid	$56.5	$56.2	$74.9	$74.0	$72.8
Common dividends paid per share	$0.8625	$0.8625	$1.15	$1.15	$1.14

Selected Balance Sheet Data

	(Unaudited) Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(in millions, except per share data)
Consolidated balance sheet data (as of period end)
Current assets	$1,608.2	$1,787.7	$1,655.5	$1,555.4	$1,814.9
Current liabilities	$966.5	$1,077.4	$1,027.7	$893.7	$857.3
Net working capital	$641.7	$710.3	$627.8	$661.7	$957.6
Property, plant and equipment, net	$177.0	$161.6	$169.5	$160.9	$184.3
Long-term debt	$618.3	$555.0	$479.8	$480.2	$617.5
Total long-term liabilities	$882.1	$739.7	$759.5	$668.9	$908.8
Total assets	$2,275.1	$2,458.4	$2,342.1	$2,183.5	$2,593.0
Total equity	$426.5	$641.3	$554.9	$620.8	$826.8

Significant changes to the issuer’s financial condition and operating results during and subsequent to the period covered by the historical key financial information.

Nine-month periods ended September 30, 2015 and 2014

On March 13, 2015, Diebold acquired all of the equity interests of Phoenix Interactive Design, Inc. (“Phoenix”) for a total purchase price of approximately $72.9 million, including approximately $12.6 million of deferred cash payment payable over the next three years.

As of March 31, 2015, Diebold agreed to sell its equity interest in its Venezuela joint venture to its joint venture partner and recorded a $10.3 million impairment of assets in the first quarter of 2015. On April 29, 2015, Diebold closed the sale for the estimated fair market value and recorded a $1.0 million reversal of impairment of assets based on final adjustments in the second quarter of 2015, resulting in a $9.3 million impairment of assets for the nine months ended September 30, 2015. Diebold no longer has a consolidating entity in Venezuela, but will continue to operate in Venezuela on an indirect basis.

FSS sales in the first nine months of 2015 of $1,573.2 million increased $13.4 million or 0.9 percent compared to the same period of 2014, including net unfavorable currency impact of $109.4 million or 7.0 percent. The unfavorable currency impacts in the nine months ended September 30, 2015 were related mainly to the Brazil real and euro.

Security sales in the nine months ended September 30, 2015 of $479.4 million increased $25.9 million or 5.7 percent compared to the same period in 2014 due to growth in the electronic security business, which was partially offset by unfavorable currency impact and a slight decline in the physical security business. NA was the catalyst for the security revenue improvement in the nine months ended September 30, 2015 as the region increased $26.5 million or 6.6 percent.

The decrease in operating profit for the nine months ended September 30, 2015 to $53.9 million compared to $127.2 million for the same period in 2014 was mainly due to lower product revenue and higher net non-routine and restructuring charges, inclusive of impairment of assets and gain on sales of assets, partially offset by an improvement in service margin.

Fiscal Years 2014 and 2013

In the second quarter of 2014, Diebold divested Diebold Eras Inc. for a sale price of $20.0 million, including installment payments of $1.0 million on the first and second year anniversary dates of the closing. This sale resulted in a gain of $13.7 million recognized within gain on sale of assets, net in the condensed consolidated statement of operations.

In the third quarter of 2014, Diebold acquired 100 percent of the equity interests of Cryptera A/S, a supplier of Diebold’s encrypting PIN pad technology and a leader in the research and development of secure payment technologies. The total purchase price was approximately $13.0 million, including a 10 percent deferred cash payment payable on the first anniversary of the acquisition.

FSS sales increased by $31.3 million to $2,197.9 million for the financial year ended December 31, 2014. The increase included a net unfavorable currency impact of $53.2 million or 2.6 percent, of which 43 percent related to the Brazilian real. The following segment results include the impact of foreign currency. NA FSS sales decreased $17.2 million or 2.0 percent primarily from lower volume within the U.S. national bank business partially offset by improvement between years in the U.S. regional bank space and Canada. AP FSS sales increased $19.7 million or 4.3 percent primarily due to growth in India, China and the Philippines partially offset by a decline in Indonesia due to a large order in the prior year. EMEA FSS sales increased $59.6 million or 16.5 percent with the main drivers being growth in Western Europe, higher volume in Africa and the acquisition of Cryptera A/S. LA FSS sales decreased $30.7 million or 6.6 percent compared to the prior year due to lower product sales volume primarily in Brazil, as a decline in Colombia coupled with a decrease in Venezuela resulting from the currency control policy of the Venezuelan government were offset by higher volume in Mexico and a net gain in the rest of the region. Brazil FSS sales decreased $29.5 million or 10.9 percent due to lower product sales volume.

Security sales increased by $9.2 million to $628.0 million due to growth in the electronic security business, which was partially offset by a decline in the physical security business. From a regional perspective, the increase in total security sales resulted primarily from growth in NA.

Brazil other increased due to lottery sales volume combined with the favorable impact of deliveries of information technology (IT) equipment to the education ministry primarily in the first quarter of 2014, which are not expected to recur in 2015, offset in part by a decrease in election systems sales.

The increase in operating profit (loss) from $(118.3) million for the financial year ended December 31, 2013 to $180.9 million resulted from a reduction in operating expense mainly due to lower non-routine and restructuring charges. Operating profit also improved in total margin and higher product sales, offset in part by higher spend partially attributable to reinvestment of Diebold’s savings into transformation strategies.

Fiscal Years 2013 and 2012

The year ended December 31, 2013 included a $67.6 million pre-tax non-cash pension charge, a $70.0 million pre-tax goodwill impairment charge, $57.0 million of pre-tax restructuring charges related to Diebold’s multi-year realignment plan, including $31.3 million related to the voluntary early retirement program, $28.0 million of additional pre-tax losses related to the settlement of the global FCPA investigation, a $17.2 million pre-tax net charge related to settlement of the securities class action, and $9.3 million of pre-tax executive severance. Internationally, improvement was driven by higher FSS sales in AP and EMEA combined with security sales growth in Brazil, mainly due to the GAS Tecnologia acquisition in Brazil. These increases were partially offset by a reduction in election systems and lottery sales in Brazil as well as a decline in FSS volume for LA. Additionally, the 2013 results were significantly impacted by a higher tax rate, which is a result of tax expense related to the repatriation of previously undistributed earnings and the establishment of a valuation allowance on certain Brazil deferred tax assets.

FSS sales decreased by $102.6 million to $2,166.6 million for the financial year ended December 31, 2013. The decrease in FSS sales included a net unfavorable currency impact of $36.9 million or 1.6 percent, of which approximately 73.0 percent related to the Brazilian real. The following segment highlights include the impact of foreign currency. NA FSS sales decreased $167.1 million or 15.9 percent due primarily to lower volume within the U.S. regional bank business partially offset by growth in the national bank sector. A significant portion of the decline was associated with the expiration of the ADA compliance deadline in 2012. The product volume decrease in regional bank business caused a corresponding reduction in the service business specific to installation and professional services sales. AP increased $56.5 million or 14.1 percent due to higher volume in India and China. EMEA increased $36.1 million or 11.1 percent mainly from higher volume in Western Europe and the Middle East primarily in the emerging market of Turkey due in part to the Altus acquisition partially offset by a net decrease in the remainder of the region. Brazil decreased $20.8 million or 7.1 percent, including $27.0 million in unfavorable currency impact. LA declined $28.2 million or 5.7 percent due to an unfavorable currency impact of $27.0 million primarily in Brazil and volume deterioration in Mexico, partially offset by an increase in Colombia.

Security sales decreased by $4.7 million to $618.9 million from declines in the NA and AP regions offset by an increase in LA. NA experienced a reduction of $8.4 million or 1.6 percent. AP decreased $5.0 million or 19.7 percent as Diebold executed on its decision in 2013 to exit the security business in Australia. These reductions were partially offset by LA increased from the prior year due to the GAS Tecnologia acquisition partially offset by declines in Chile.

The decrease in Brazil other sales resulted from lower volume in lottery and election systems driven by cyclical purchasing decisions within the country offset by growth in the IT equipment business.

Recent Developments

Diebold’s overall objective in 2015 was to continue executing its multi-year transformation plan Diebold 2.0 that is expected to occur in three phases: 1) Crawl, 2) Walk, and 3) Run.

During the second half of 2015, Diebold transitioned into the “Walk” phase of Diebold 2.0 whereby Diebold will continue to build on each pillar of cost, cash, talent and growth. The main difference in the “Walk” phase as compared to the “Crawl” phase is a greater emphasis on increasing the mix of revenue from services and software, as well as shaping Diebold’s portfolio of businesses.

As it relates to increasing the mix of services and software, Diebold has recently sharpened its focus on pursuing and winning multi-vendor services contracts in North America to further diversify its portfolio of services offerings. The total number of non-Diebold ATMs signed under contract as of September 30, 2015 was more than 11,000, which gives Diebold a solid platform for future growth. For the software business, the recent acquisition of Phoenix has significantly enhanced Diebold’s ability to capture more of the dynamic self-service market. The integration of Phoenix is tracking to plan and all of Diebold’s global software activities are being coordinated through the new development center in London, Ontario, Canada.

As it relates to shaping the portfolio of businesses, Diebold’s announcements subsequent to the third quarter are consistent with its strategy of transforming into a world-class services-led, software-enabled company, supported by innovative hardware. Diebold announced on October 25, 2015 that it entered into a definitive asset purchase agreement to divest its North America-based electronic security business for an aggregate purchase price of approximately $350.0 million in cash. Based on the successful transition of certain customer relationships, 10.0 percent of the purchase price is contingent and payable over a twelve-month period after closing. Diebold has also agreed to provide certain transition services for a $6.0 million credit. The sale was completed on February 1, 2016. Additionally, Diebold is narrowing its scope in the Brazil other business to primarily focus on lottery and elections to help rationalize Diebold’s solution set in that market.

In addition, on November 23, 2015, Diebold and Wincor Nixdorf entered into the business combination agreement, whereby Diebold will offer to exchange a combination of cash and Diebold common shares for each Wincor Nixdorf ordinary share in a voluntary takeover exchange offer pursuant to the German Takeover Act. The exchange offer and the other transactions contemplated by the business combination agreement are intended to result in a business combination of Diebold and Wincor Nixdorf. Upon consummation of the proposed business combination, Wincor Nixdorf would become a subsidiary of Diebold.

Also on November 23, 2015, Diebold entered into a $500.0 million bridge credit agreement and a $1.84 billion bank credit agreement to provide financing for the business combination. The bank credit agreement was amended on December 23, 2015 to refinance Diebold’s existing $520.0 million revolving credit facility and $230.0 million (non-delayed draw) term loan A facility.

On December 18, 2015, Diebold announced it was forming a new joint venture with a subsidiary of the Inspur Group, a Chinese cloud computing and data center company, to develop, manufacture and distribute financial self-service solutions within China. Inspur will hold a majority stake of 51 percent in the new joint venture, which will be better positioned to respond to local market requirements. The joint venture will offer a complete range of selfservice terminals within the Chinese market, including ATMs. Also, Diebold will serve as the exclusive distributor outside of China for all products developed by the new joint venture. In addition, to support Diebold’s services-led approach to the market, Inspur will acquire a minority share of Diebold’s current China joint venture, which will refocus on providing a whole suite of services including installation, maintenance, professional and managed services related to ATMs and other automated transaction solutions.

B.8	Selected key pro forma financial information.

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the proposed business combination of Diebold and Wincor Nixdorf and certain other adjustments listed below through the exchange offer. Diebold offers to exchange each Wincor Nixdorf ordinary share for €38.98 in cash and 0.434 common shares of Diebold. The following unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the historical consolidated financial statements and related notes of Diebold and the consolidated financial statements of Wincor Nixdorf, which are included elsewhere in this Prospectus.

The unaudited pro forma condensed combined balance sheet as of September 30, 2015, and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively, are presented herein. The unaudited pro forma condensed combined balance sheet combines the unaudited consolidated balance sheets of Diebold and Wincor Nixdorf as of September 30, 2015 and June 30, 2015, respectively, and gives effect to the proposed business combination as if it occurred on September 30, 2015. The unaudited pro forma condensed combined statements of operations combine the historical results of Diebold and Wincor Nixdorf for the nine months ended September 30, 2015 and June 30, 2015, respectively, and the year ended December 31, 2014 and September 30, 2014, respectively, and give effect to the proposed business combination as if it occurred on January 1, 2014. The historical financial information has been adjusted to give effect to pro forma adjustments that are (i) directly attributable to the proposed business combination, (ii) factually supportable, and (iii) with respect to the unaudited condensed combined statements of operations, expected to have a continuing impact on the combined entity’s consolidated results.

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2015 (in millions, except per share data)

	Historical
	Diebold (September 30, 2015)	Wincor Nixdorf (June 30, 2015) (IFRS)	Wincor Nixdorf U.S. GAAP Adjustments	Wincor Nixdorf (U.S. GAAP)	Purchase Accounting Adjustments	Financing Adjustments	Pro Forma
Assets
Current assets:
Cash and cash equivalents	$542.5	$52.1	$—	$52.1	$(1,260.4)	$1,334.6	$666.8
Short-term investments	99.2	—	—	—	—	—	99.2
Trade receivables, net	486.7	485.7	—	485.7	(2.1)	—	970.3
Inventories	381.8	449.2	—	449.2	61.5	—	892.5
Deferred income taxes	106.3	14.3	(1.9)	12.4	—	—	118.7
Prepaid expenses	23.5	—	—	—	—	—	23.5
Prepaid income taxes	42.2	—	—	—	—	—	42.2
Other current assets	145.1	75.8	42.3	118.1	—	—	263.2

Total current assets	1,827.3	1,077.1	40.4	1,117.5	(1,201.0)	1,334.6	3,078.4
Securities and other investments	82.2	4.0	—	4.0	—	—	86.2
Property, plant and equipment, net	173.7	138.6	—	138.6	—	—	312.3
Goodwill	163.5	377.0	—	377.0	427.5	—	968.0
Deferred income taxes	77.4	50.2	(33.2)	17.0	—	—	94.4
Finance lease receivables	44.6	5.0	—	5.0	—	—	49.6
Other intangible assets	65.2	19.9	(3.3)	16.6	887.5	—	969.3
Other assets	15.1	4.9	10.3	15.2	—	58.0	88.3

Total other assets, net	621.7	599.6	(26.2)	573.4	1,315.0	58.0	2,568.1

Total assets	2,449.0	1.676.7	14.2	1,690.9	114.0	1,392.6	5,646.5

LIABILITIES AND EQUITY
Current liabilities:
Notes payable	80.9	118.2	—	118.2	—	(152.1)	47.0
Accounts payable	257.7	352.9	—	352.9	(2.1)	—	608.5
Deferred revenue	211.2	193.6	—	193.6	(32.0)	—	372.8
Payroll and other benefits liabilities	75.5	94.5	—	94.5	—	—	170.0
Other current liabilities	283.3	220.9	(6.5)	214.4	—	—	497.7

Total current liabilities	908.6	980.1	(6.5)	973.6	(34.1)	(152.1)	1,696.0
Long-term debt	618.3	79.1	—	79.1	—	1,552.2	2,249.6
Pensions and other benefits	198.2	87.4	—	87.4	—	—	285.6
Post-retirement and other benefits	20.9	13.7	—	13.7	—	—	34.6
Deferred income taxes	14.9	28.3	16.3	44.6	265.9	—	325.4
Other long-term liabilities	29.7	7.4	0.6	8.0	—	—	37.7
Commitments and contingencies	—	13.1	—	13.1	—	—	13.1
Equity:
Diebold, Incorporated shareholders’ equity
Preferred shares	—	—	—	—	—	—	—
Common shares	99.6	37.0	—	37.0	(20.8)	—	115.8
Additional paid-in capital	431.8	—	—	—	333.1	—	764.9
Retained earnings	978.9	565.7	3.8	569.5	(569.5)	(7.5)	971.4
Treasury shares	(560.2)	(194.2)	—	(194.2)	194.2	—	(560.2)
Accumulated other comprehensive items, net	(316.8)	54.8	—	54.8	(54.8)	—	(316.8)

Total Diebold, Incorporated shareholders’ equity	633.3	463.3	3.8	467.1	(117.8)	(7.5)	975.1
Noncontrolling interests	25.1	4.3	—	4.3	—	—	29.4

Total equity	658.4	467.6	3.8	471.4	(117.8)	(7.5)	1,004.5

Total liabilities and equity	$2,449.0	$1,676.7	$14.2	$1,690.9	$114.0	$1,392.6	$5,646.5

Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2014 (in millions, except per share data)

	Historical
	Diebold (December 31, 2014)	Wincor Nixdorf (September 30, 2014) (IFRS)	Wincor Nixdorf U.S. GAAP Adjustments	Wincor Nixdorf (U.S. GAAP)	Purchase Accounting Adjustments	Financing Adjustments	Pro Forma
Net sales
Services	$1,432.8	$1,598.7	$—	$1,598.7	$(1.8)	$—	$3,029.7
Products	1,302.0	1,752.3	—	1,752.3	(0.2)	—	3,054.1

	2,734.8	3,351.0	—	3,351.0	(2.0)	—	6,083.8
Cost of sales
Services	974.8	1,317.5	—	1,317.5	(0.7)	—	2,291.6
Products	1,033.8	1,295.6	1.7	1,297.3	79.9	—	2,411.0

	2,008.6	2,613.1	1.7	2,614.8	79.2	—	4,702.6

Gross profit	726.2	737.9	(1.7)	736.2	(81.2)	—	1,381.2
Selling and administrative expense	478.4	427.2	2.2	429.4	69.5	—	977.3
Research, development and engineering expense	93.6	133.5	0.4	133.9	(0.7)	—	226.8
Impairment of assets	2.1	—	—	—	—	—	2.1
Gain on sale of assets, net	(12.9)	(34.9)	—	(34.9)	—	—	(47.8)

	561.2	525.8	2.6	528.4	68.8	—	1,158.4

Operating profit (loss)	165.0	212.1	(4.3)	207.8	(150.0)	—	222.8
Other income (expense)
Investment income	34.5	(1.7)	—	(1.7)	—	—	32.8
Interest expense	(31.4)	(11.8)	3.4	(8.4)	—	(96.8)	(136.6)
Foreign exchange (loss) gain, net	(11.8)	—	—	—	—	—	(11.8)
Miscellaneous. net	(1.6)	—	—	—	—	—	(1.6)

Income before taxes	154.7	198.6	(0.9)	197.7	(150.0)	(96.8)	105.6
Income tax expense	47.4	57.4	(0.2)	57.2	(43.4)	(28.1)	33.1

Net income (loss)	107.3	141.2	(0.7)	140.5	(106.6)	(68.7)	72.5
Net income (loss) attributable to noncontrolling interests	2.6	4.4	—	4.4	—	—	7.0

Net income (loss) attributable to Diebold, Incorporated	$104.7	$136.8	$(0.7)	$136.1	$(106.6)	$(68.7)	$65.5

Weighted Average Common Shares Outstanding—Basic	64.5				12.9	—	77.4
Weighted Average Common Shares Outstanding—Diluted	65.2				12.9	—	78.1
Earnings per Share—Basic	$1.62						$0.85
Earnings per Share—Diluted	$1.61						$0.84

Unaudited Pro Forma Condensed Combined Statements of Operations for the Nine Months Ended September 30, 2015 (in millions, except per share data)

	Historical
	Diebold (September 30, 2015)	Wincor Nixdorf (June 30, 2015) (IFRS)	Wincor Nixdorf U.S. GAAP Adjustments	Wincor Nixdorf (U.S. GAAP)	Purchase Accounting Adjustments	Financing Adjustments	Pro Forma
Net sales
Services	$1,040.9	$1,075.2	$—	$1,075.2	$(6.0)	$—	$2,110.1
Products	768.0	977.4	—	977.4	(0.2)	—	1,745.2

	1,808.9	2,052.6	—	2,052.6	(6.2)	—	3,855.3
Cost of sales
Services	699.4	898.7	—	898.7	(1.4)	—	1,596.7
Products	629.2	751.7	(5.3)	746.4	14.2	—	1,389.8

	1,328.6	1,650.4	(5.3)	1,645.1	12.8	—	2,986.5

Gross profit	480.3	402.2	5.3	407.5	(19.0)	—	868.8
Selling and administrative expense	363.2	273.6	2.0	275.6	50.4	—	689.2
Research, development and engineering expense	66.2	81.1	3.5	84.6	(0.4)	—	150.4
Impairment of assets	18.9	—	—	—	—	—	18.9
Gain on sale of assets, net	(1.4)	—	—	—	—	—	(1.4)

	446.9	354.7	5.5	360.2	50.0	—	857.1

Operating profit (loss)	33.4	47.5	(0.2)	47.3	(69.0)	—	11.7
Other income (expense)
Investment income	20.6	(1.0)	—	(1.0)	—	—	19.6
Interest expense	(24.1)	(5.9)	1.2	(4.7)	—	(71.8)	(100.6)
Foreign exchange (loss) gain, net	(9.2)	—	—	—	—	—	(9.2)
Miscellaneous. net	(1.7)	—	—	—	—	—	(1.7)

Income before taxes	19.0	40.6	1.0	41.6	(69.0)	(71.8)	(80.2)
Income tax (benefit) expense	(9.7)	11.9	0.7	12.6	(20.1)	(20.8)	(38.0)

Net income (loss)	28.7	28.7	0.3	29.0	(48.9)	(51.0)	(42.2)
Net income (loss) attributable to noncontrolling interests	0.1	1.3	—	1.3	—	—	1.4

Net income (loss) attributable to Diebold, Incorporated	$28.6	$27.4	$0.3	$27.7	$(48.9)	$(51.0)	$(43.6)

Weighted Average Common Shares Outstanding—Basic	64.9				12.9	—	77.8
Weighted Average Common Shares Outstanding—Diluted	65.5				12.9	—	78.4
Earnings per Share—Basic	$0.44						$(0.56)
Earnings per Share—Diluted	$0.44						$(0.56)

B.9	Profit forecast and estimate.	Not applicable. No profit forecast or profit estimate is being presented by Diebold, Inc.

B.10	Qualifications in the audit report on the historical financial information.	Not applicable. There are no qualifications.

B.11	Insufficiency of the issuer’s working capital for its present requirements.	Not applicable. Diebold is of the opinion that it is in a position to meet the payment obligations that become due within at least the next twelve months.

C—Securities.

C.1	Type and class of the securities being offered and admitted to trading.

Common registered shares with par value of $1.25 (Stammaktien mit Nennbetrag) and carrying full dividend rights following the date of payment of the offer consideration (the “Diebold Common Shares”).

The shares of Diebold, Inc. to be transferred to the Wincor Nixdorf shareholders as part of the Offer Consideration will be new Diebold Common Shares, $1.25 par value per share (the “Diebold Offer Shares”).

	Security identification number.	ISIN/WKN/Common Code/Ticker Symbol for the Diebold Offer Shares:

International Securities Identification Number (ISIN): US2536511031

German Securities Identification Number (Wertpapierkennnummer, WKN): 856244

Common Code: 10307970

Trading Symbol: “DBD” (New York Stock Exchange (“NYSE”)); “DLD” (Frankfurt Stock Exchange)

C.2	Currency.	US-Dollar ($).

C.3	The number of shares issued and fully paid and the par value per share.	79,716,861 issued common shares with $1.25 par value per share (Stammaktien). The share capital has been fully paid up.

C.4	A description of the rights attached to the securities.	Each Diebold common share carries one vote at Diebold’s shareholder meetings. There are no restrictions on voting rights. The shares carry full dividend rights following the date of payment of the offer consideration, the Closing Date (as defined under E.3 below).

C.5	A description of any restrictions on the free transferability of the securities.	Not applicable. Diebold, Inc.’s shares are freely transferable in accordance with the legal requirements for registered shares. There are no prohibitions or restrictions on disposals with respect to the transferability of Diebold Common Shares.

C.6	Application for admission to trading on a regulated market and identity of regulated markets where the securities are to be traded.	Diebold will apply to list the Diebold Offer Shares issued to Wincor Nixdorf shareholders on the NYSE. In connection with the Offer (as defined under E.3), prior to the time of delivery of the Diebold Offer Shares to the Wincor Nixdorf shareholders under the Offer, Diebold will also apply to list all Diebold Common Shares on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with a concurrent listing in the subsegment of the regulated market with additional post-admission obligations (Prime Standard), such that the Diebold Offer Shares issued to Wincor Nixdorf shareholders will be fully fungible with the existing Diebold Common Shares, including with respect to dividend entitlements. Diebold will take all necessary actions to ensure that the Diebold Offer Shares that the accepting shareholders of Wincor Nixdorf will receive upon settlement of the Offer will have been admitted to trading (listed) on the Frankfurt Stock Exchange at the time of delivery to the shareholders of Wincor Nixdorf. If all conditions to the Offer have been satisfied by the end of the Additional Acceptance Period (as defined under E.3) and the Offer is consummated without undue delay thereafter, Diebold expects admission to trading on the Frankfurt Stock Exchange to occur on April 25, 2016 and commencement of trading on the NYSE and on the Frankfurt Stock Exchange on April 27, 2016. If the regulatory condition, which may remain outstanding until November 21, 2016, is not satisfied by the end of the Additional Acceptance Period (or waived until one working day prior to the end of the acceptance period) settlement of the Offer will be delayed until satisfaction of the regulatory condition; admission to, and commencement of, trading will be delayed accordingly.

C.7	Dividend policy.

The holders of Diebold Common Shares are entitled to receive such dividends as Diebold’s directors from time to time may declare out of funds legally available. Diebold paid dividends of $56.5 million and $56.2 million in the nine months ended September 30, 2015 and 2014, respectively. Quarterly dividends were $0.2875 per share for both periods. Diebold paid dividends of $74.9 million and $74.0 million in the years ended December 31, 2014 and 2013, respectively. Annualized dividends per share were $1.15 for the years ended December 31, 2014 and 2013.

Diebold intends to pay dividends at a lower per share rate, subject to market and other conditions, following the Closing Date (as defined under E.3 below).

D—Risks

Before deciding to invest in Diebold Common Shares, prospective investors should carefully review and consider the following risks and the other information contained in this Prospectus. The market price of Diebold Common Shares could fall if any of these risks were to materialize, in which case investors could lose some or all of their investment. The following risks, alone or together with additional risks and uncertainties not currently known to Diebold, or that Diebold might currently deem immaterial, could materially adversely affect Diebold’s business, net assets, financial condition, cash flow and results of operations.

The order in which the risks are presented is not an indication of the likelihood of the risks actually materializing or the significance or degree of the risks or the scope of any potential harm to Diebold’s business, net assets, financial condition, cash flow or results of operations. The risks mentioned herein may materialize individually or cumulatively.

D.1	Key risks specific to the issuer and its industry.	Risks Relating to Diebold’s Market Environment

• Demand for and supply of our services and products may be adversely affected by numerous factors, some of which we cannot predict or control. This could adversely affect our operating results.

• Increased energy and raw material costs could reduce our income.

• Our business may be affected by general economic conditions, cyclicality and uncertainty and could be adversely affected during economic downturns.

Risks Relating to the Business Combination; the Offer

•    Because the market prices of Diebold Common Shares will fluctuate, Wincor Nixdorf shareholders cannot be sure of the value of the Diebold Common Shares they may receive in the Offer. Participation in the Offer may constitute a taxable event for Wincor Nixdorf shareholders.

• The Offer is subject to conditions and the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

• Diebold must obtain governmental and regulatory approvals to consummate the Offer, which, if delayed or not granted, may delay or jeopardize the Offer and the Business Combination.

•    If, following the consummation of the Offer, some Wincor Nixdorf ordinary shares remain outstanding, then the liquidity and market value of those shares could be materially adversely affected, and the Wincor Nixdorf ordinary shares could be removed from certain stock indexes.

•    Certain of the directors, board members and executive officers of Diebold and Wincor Nixdorf may have interests in the Business Combination that are different from, or in addition to, those of Wincor Nixdorf shareholders generally.

• Any future sales of the Wincor Nixdorf ordinary shares by a major shareholder of Wincor Nixdorf could depress the market price of the Wincor Nixdorf ordinary shares.

•    The announcement and pendency of the Business Combination, during which Diebold and Wincor Nixdorf are subject to certain operating restrictions, could have an adverse effect on Wincor Nixdorf’s and Diebold’s businesses and cash flows, financial condition and results of operations.

• Negative publicity related to the Business Combination may materially adversely affect Diebold and Wincor Nixdorf.

• The share prices of Diebold and Wincor Nixdorf may be adversely affected if the Offer or the Business Combination is not completed.

Risks Relating to the Combined Company Following the Business Combination

• A combined Diebold and Wincor Nixdorf may fail to realize the anticipated strategic and financial benefits sought from the Business Combination.

• Diebold may be unable to integrate Wincor Nixdorf successfully.

•    Combining the businesses of Diebold and Wincor Nixdorf may be more difficult, costly or time-consuming than expected, which may adversely affect the combined company’s results and negatively affect the value of Diebold Common Shares following the Business Combination.

• A combined Diebold and Wincor Nixdorf may experience negative synergies and loss of customers.

• Wincor Nixdorf may experience negative reactions to the Business Combination from its customers, suppliers and employees for not pursuing other business opportunities.

•    The unaudited pro forma condensed combined financial information contained in this prospectus is presented for illustrative purposes only and should not be considered to be an indication of Diebold’s results of operations or financial condition following the completion of the Business Combination. The actual results of operations and financial condition of Diebold following the completion of the Business Combination may not be consistent with, or evident from, this pro forma financial information, and any differences may be material, which may cause significant variations in the price for the common shares of Diebold following the Business Combination.

• The combined company may be unable to retain Wincor Nixdorf and/or Diebold personnel successfully after the Business Combination is completed.

•    Diebold and Wincor Nixdorf will incur significant transaction fees and costs in connection with the Business Combination, some of which are payable regardless of whether the Business Combination is completed.

Risk Factors Relating to Diebold’s Business

• We may be unable to achieve, or may be delayed in achieving, our cost-cutting initiatives, and this may adversely affect our operating results and cash flow.

• We face competition that could adversely affect our sales and financial condition.

• Additional tax expense or additional tax exposures could affect our future profitability.

• In international markets, we compete with local service providers that may have competitive advantages.

• Because our operations are conducted worldwide, they are affected by risks of doing business abroad.

• We may be exposed to liabilities under the Foreign Corrupt Practices Act, which could have a material adverse effect on our business.

• We may expand operations into international markets in which we may have limited experience or rely on business partners.

• Diebold may be unable to successfully and effectively manage acquisitions, divestitures and other significant transactions, which could harm Diebold’s operating results, business and prospects.

• We have a significant amount of long-term assets, including goodwill and other intangible assets, and any future impairment charges could adversely impact our results of operations.

•    System security risks and systems integration issues could disrupt our internal operations or services provided to customers, and any such disruption could adversely affect revenue, increase costs, and harm our reputation and stock price.

• An inability to attract, retain and motivate key employees could harm current and future operations.

• We may not be able to generate sufficient cash flows to fund our operations and make adequate capital investments, or to pay dividends.

• New service and product developments may be unsuccessful.

•    Our ability to maintain effective internal control over financial reporting may be insufficient to allow us to accurately report our financial results or prevent fraud, and this could cause our financial statements to become materially misleading and adversely affect the trading price of our common shares.

•    Low investment performance by our domestic pension plan assets may result in an increase to our net pension liability and expense, which may require us to fund a portion of our pension obligations and divert funds from other potential uses.

•    Our businesses are subject to inherent risks, some for which we maintain third-party insurance and some for which we self-insure. We may incur losses and be subject to liability claims that could have a material adverse effect on our financial condition, results of operations or cash flows.

• Our assumptions used to determine our self-insurance liability could be wrong and materially impact our business.

Risks Relating to Financing of the Business Combination

•    Diebold will incur a substantial amount of indebtedness to acquire the Wincor Nixdorf ordinary shares pursuant to the Offer and, as a result, will be highly leveraged. Diebold’s failure to meet its debt service obligations could have a material adverse effect on Diebold’s business, financial condition and results of operations.

•    We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

• The terms of Diebold’s indebtedness restrict its current and future operations, particularly its ability to respond to changes or to take certain actions.

• Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

•    Diebold will incur substantial additional indebtedness in connection with the Business Combination, may not be able to refinance the Bridge Credit Agreement (as defined under E.4) on favorable terms, if drawn upon, and may not be able to meet all of its debt obligations.

•    All of our debt obligations, and any future indebtedness we may incur, will have priority over Diebold’s common shares with respect to payment in the event of a liquidation, dissolution or winding-up.

•    The consummation of the Offer may result in ratings organizations and/or securities analysts taking actions, which may adversely affect Diebold’s business, financial condition and operating results, as well as the market price of Diebold Common Shares.

Regulatory and Legal Risks Pertaining to Diebold

•    An adverse determination that our services, products or manufacturing processes infringe the intellectual property rights of others, an adverse determination that a competitor has infringed our intellectual property rights or our failure to enforce our intellectual property rights could have a materially adverse effect on our business, operating results or financial condition.

•    Changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

•    Any actions or other governmental investigations or proceedings related to or arising from the matters that resulted in our previous settlements could result in substantial costs to defend enforcement or other related actions that could have a materially adverse effect on our business, operating results or financial condition.

Risks Relating to Wincor Nixdorf’s Businesses

• Wincor Nixdorf’s business, financial condition and results of operations may be negatively affected by the uncertainties of global economic, credit and political conditions.

• Competition in the industries that Wincor Nixdorf targets is intense, and any failure to compete effectively would have an adverse effect on Wincor Nixdorf’s business.

•    Wincor Nixdorf’s ability to anticipate and respond to changing industry trends and the needs and preferences of its customers may affect Wincor Nixdorf’s competitiveness or demand for its products, which may adversely affect Wincor Nixdorf’s operating results.

• Any failure to retain major existing customers or to obtain new customers on favorable terms could adversely affect Wincor Nixdorf’s results of operations and financial condition.

• Wincor Nixdorf’s net sales and operating results may fluctuate.

• Wincor Nixdorf’s operating results could be negatively impacted if it is unsuccessful in transforming its business model.

• If Wincor Nixdorf does not control its operating expenses, it will not be able to compete effectively in its industry.

• Defects, errors, installation difficulties or development delays could expose Wincor Nixdorf to potential liability, harm its reputation and negatively impact its business.

• Wincor Nixdorf’s multinational operations, including its business operations in emerging markets, expose Wincor Nixdorf to business and legal risks.

• Wincor Nixdorf may expand operations into international markets in which it may have limited experience or rely on business partners.

• Wincor Nixdorf’s new products and product enhancements may not be successful, could increase Wincor Nixdorf’s costs and could reduce customer demand.

• Wincor Nixdorf’s historical and ongoing manufacturing activities subject Wincor Nixdorf to environmental exposures and other potential liabilities.

• Wincor Nixdorf is highly dependent upon sales to certain industries.

•    Consolidation in the banking and financial services industry could adversely affect Wincor Nixdorf’s revenues by eliminating existing or potential customers and making Wincor Nixdorf more dependent on a more limited number of customers.

• Wincor Nixdorf is exposed to the risk of currency and interest rate fluctuations.

• Wincor Nixdorf will be significantly harmed unless it can obtain patent protection for its products or otherwise protect its intellectual property.

• Wincor Nixdorf may be subject to claims alleging patent infringement.

• Wincor Nixdorf may incur substantial costs enforcing or acquiring intellectual property rights and defending against third-party claims as a result of litigation or other proceedings.

•    Obtaining and maintaining patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and Wincor Nixdorf’s patent protection could be reduced or eliminated for non-compliance with these requirements.

• The use of “open source” software could adversely affect Wincor Nixdorf’s ability to sell its services and subject it to possible litigation

• If Wincor Nixdorf cannot attract and retain quality employees, it will not be able to meet its business objectives.

•    If Wincor Nixdorf is unable to attract and retain highly-skilled IT professionals, it may not be able to maintain client relationships and grow effectively, which may adversely affect Wincor Nixdorf’s business, results of operations and financial condition.

• Increased energy and raw material costs could reduce Wincor Nixdorf’s operating profit.

• If Wincor Nixdorf does not invest in and maintain reliable technology infrastructure and information systems, its ability to effectively manage its business could be negatively impacted.

• Cybersecurity and data privacy issues could negatively impact Wincor Nixdorf’s business.

•    Wincor Nixdorf may face the interruption of its supply chain, including the inability of third parties to deliver parts, components and services on time, and Wincor Nixdorf may be subject to rising raw material prices.

• Wincor Nixdorf faces uncertainties with regard to regulations, lawsuits and other related matters.

• Wincor Nixdorf is subject to extensive export control and sanctions regulations due to its worldwide operations.

• Wincor Nixdorf’s sales in emerging markets involve numerous additional risks.

•    Current and future investigations regarding allegations of public corruption, antitrust violations and other illegal acts could have a material adverse effect on Wincor Nixdorf’s business, financial condition and results of operations and on its reputation.

• Wincor Nixdorf’s business, financial condition and results of operations could suffer as a result of current or future litigation.

• Examinations by tax authorities and changes in tax regulations could adversely affect Wincor Nixdorf’s business, financial condition and results of operations.

• Wincor Nixdorf’s insurance may not be sufficient to cover all of its potential liabilities.

D.3	Key risks specific to the securities.	Risks Relating to Investing and Ownership of Diebold Common Shares

• Wincor Nixdorf shareholders and Diebold shareholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

• The market price for Diebold Common Shares will be affected by factors different from those that historically have affected Wincor Nixdorf ordinary shares.

• There is no assurance that Diebold will continue to pay dividends following the Business Combination.

•    Our maintenance of two exchange listings may adversely affect liquidity in the market for Diebold Common Shares and could result in pricing differentials of Diebold Common Shares between the two exchanges. Index funds may sell Diebold Common Shares which they receive in the Offer.

•    The rights and responsibilities of the shareholders of Diebold will be governed by Ohio law and Diebold’s articles of incorporation and code of regulations, which will differ in some respects from the rights and responsibilities of shareholders under German law and the current organizational documents of Wincor Nixdorf.

E—Offer

E.1	The total net proceeds.	Diebold will not receive any proceeds from the Offer.

Estimate of the total expenses of the Takeover Offer and listing, including estimated expenses charged to the investor by the issuer.

Diebold expects the total costs that it will incur in connection with the Offer to be approximately $216.6 million.

Wincor Nixdorf shareholders who hold their Wincor Nixdorf ordinary shares in German custody accounts will not incur any fees and expenses in connection with tendering their Wincor Nixdorf ordinary shares in the Offer (except for the costs of transmitting the declaration of acceptance to their custodian bank). For this purpose, Diebold pays a customary commission to the custodian banks. However, additional costs and expenses may be charged by custodian banks or foreign investment service providers or otherwise incurred outside the Federal Republic of Germany, which must be borne by the relevant Wincor Nixdorf shareholders.

E.2a	Reasons for the Takeover Offering.	Diebold intends to acquire control over Wincor Nixdorf Aktiengesellschaft and, following consummation of the offer, to pursue a post-completion reorganization to effect a business combination of Wincor Nixdorf and Diebold and to acquire any outstanding Wincor Nixdorf ordinary shares not tendered in the offer. Whether Diebold pursues a post-completion reorganization transaction following consummation of the offer and the type of such transaction will depend on the percentage of Wincor Nixdorf ordinary shares acquired in the offer and, to the extent legally permissible, in the open market.

	Use of proceeds, estimated net amount of the proceeds.	The Diebold Offer Shares will be delivered to Wincor Nixdorf shareholders who have validly tendered and not properly withdrawn their Wincor Nixdorf ordinary shares in the offer in exchange for the offer consideration, and Diebold will not receive any proceeds from the offer.

E.3	Offer conditions.

The subject matter of this offer is the offer by Diebold, Inc. to all Wincor Nixdorf shareholders to acquire all Wincor Nixdorf ordinary bearer shares, without par value (nennwertlose, auf den Inhaber lautende Stammaktien) (ISIN DE000A0CAYB2) (“Wincor Nixdorf Ordinary Shares”), with all ancillary rights existing at the Closing Date (as defined under “Settlement” below). As consideration, Diebold offers €38.98 in cash and 0.434 Diebold Offer Shares, upon the terms and subject to the conditions of the Takeover Offer, for each issued and outstanding Wincor Nixdorf Ordinary Share (the “Offer” or “Exchange Offer”).

Important Notices

The Offer is subject to a number of conditions. The conditions to the Offer must be satisfied or, where permissible, waived prior to the end of the acceptance period, except for the regulatory condition, which may remain outstanding after the end of the acceptance period. The regulatory condition must be satisfied on or prior to November 21, 2016 or waived at least one working day prior to the end of the Acceptance Period (as defined below). If the conditions have not been satisfied, or, where permissible, waived, the Offer will not be completed and Wincor Nixdorf shareholders who have transferred Wincor Nixdorf Ordinary Shares in the Offer will have their shares re-booked to their accounts.

Each Wincor Nixdorf shareholder by accepting the Offer, unless such acceptance is properly withdrawn prior to the end of the acceptance period, authorizes Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Deutschland (the settlement agent) to transfer the Diebold Offer Shares such Wincor Nixdorf shareholder is entitled to receive in the Offer to such shareholder’s account in exchange for Wincor Nixdorf Ordinary Shares tendered by such Wincor Nixdorf shareholder in the Offer.

Diebold will not issue fractional Diebold Offer Shares pursuant to the Offer. To the extent that holders of Wincor Nixdorf Ordinary Shares are entitled to fractional shares, those fractional entitlements will be aggregated and sold in the market and the proceeds of such sale distributed pro rata to the holders of Wincor Nixdorf Ordinary Shares entitled thereto no later than ten business days after the Closing Date in compliance with the German Takeover Act and customary banking practice in Germany. Because market prices of Diebold Common Shares will fluctuate, cash proceeds received by Wincor Nixdorf shareholders in respect of their fractional shares may be different than an amount calculated based on the market price of a Diebold common share on the Closing Date.

Conditions

The Offer and the consummation of the agreements that come into existence as a result of accepting the Offer are subject to the satisfaction or waiver, where permissible, of certain conditions. These conditions include, in particular, that, at the time of the expiration of the Acceptance Period (as defined below), the number of Wincor Nixdorf Ordinary Shares that have been validly tendered in the Offer and not properly withdrawn equals at least 22,362,159 Wincor Nixdorf Ordinary Shares (approximately 67.6 percent of all Wincor Nixdorf Ordinary Shares existing at the time of approval of the Offer Document by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) – “BaFin”).

Acceptance Period

The acceptance period for the Offer (“Acceptance Period”) will begin upon publication of the Offer Document on February 5, 2016 and expires at 12:00 midnight, at the end of March 22, 2016 (Central European Time).

The Acceptance Period may be extended.

Additional Acceptance Period

Following the expiration of the Acceptance Period, and if all conditions to the Offer (other than the regulatory condition, which may remain outstanding after the expiration of the Acceptance Period) have been satisfied or, where applicable, waived, the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz) provides an additional acceptance period of two weeks (the “Additional Acceptance Period”).

The Additional Acceptance Period will be an additional two-week period of time beginning on the day after the publication of the results of the Acceptance Period during which shareholders may tender, but not withdraw, their Wincor Nixdorf Ordinary Shares. Provided that the Acceptance Period is not extended, the Additional Acceptance Period is expected to begin on March 30, 2016 and to expire at 12:00 midnight, at the end of April 12, 2016 (Central European Summer Time). Wincor Nixdorf shareholders who validly tender during the Additional Acceptance Period will receive the offer consideration on the Closing Date (as defined under “Settlement” below).

Acceptance of the Offer

The acceptance of the Offer must be declared in writing to the relevant custodian bank of the Wincor Nixdorf shareholder within the Acceptance Period or the Additional Acceptance Period. The acceptance will become valid with the timely transfer of tendered Wincor Nixdorf Ordinary Shares within the Acceptance Period or the Additional Acceptance Period, as applicable, to ISIN DE000A169QN2 (WKN A16 9QN) at Clearstream. If the respective custodian bank is notified of the acceptance within the Acceptance Period or the Additional Acceptance Period, the transfer of Wincor Nixdorf Ordinary Shares will be deemed to have been timely effected if it has been effected at the latest by 6:00 p.m. (Central European Time) on the second business day after the expiration of the Acceptance Period or by 6:00 p.m. (Central European Summer Time) on the second business day after the expiration of the Additional Acceptance Period, as applicable.

Withdrawal Rights

At any time during the Acceptance Period, Wincor Nixdorf shareholders may withdraw their Wincor Nixdorf Ordinary Shares. Following the expiration of the Acceptance Period, withdrawal rights will cease, and any Wincor Nixdorf Ordinary Shares tendered into the Offer cannot be withdrawn. If the Acceptance Period is extended, Wincor Nixdorf shareholders may withdraw their tendered Wincor Nixdorf Ordinary Shares until the end of the Acceptance Period as extended pursuant to Sections 21(4) and 22(3) of the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz). The Additional Acceptance Period, if any, is not an extension of the Acceptance Period. There will be no withdrawal rights during any Additional Acceptance Period or, if applicable, a put right period.

Settlement

The payment of €38.98 in cash and the delivery of the Diebold Offer Shares issued pursuant to the Offer per tendered Wincor Nixdorf Ordinary Share will occur without undue delay no later than seven business days following the later of (i) the publication of the results of the Additional Acceptance Period or (ii) the satisfaction of the regulatory condition (the “Closing Date”). Pursuant to the offer document, the regulatory condition may remain outstanding until November 21, 2016. If the regulatory condition is not satisfied on or prior to November 21, 2016 (or waived at least one working day prior to the end of the Acceptance Period), the Offer will terminate and settlement will not occur. Payment of the offer consideration may be made on a date that is significantly later than the end of the acceptance period (after which withdrawal rights will cease) or the expiration of the Additional Acceptance Period, or may not occur. If the Offer is not completed, shareholders who have tendered their Wincor Nixdorf Ordinary Shares in the Offer will have their shares rebooked to their accounts.

	Stabilization Measures, Over-Allotment and Greenshoe option	Not applicable. This Prospectus relates to a takeover offer in the form of a combined cash and exchange offer. This is not accompanied by stabilization measures, over-allotments, greenshoe options or other usual measures in connection with securities offerings.

E.4	A description of any interest that is material to the issue/offer including conflicting interests.

On November 23, 2015, Diebold entered into a (i) bridge credit agreement among, inter alios, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. as administrative agent and a lender, Credit Suisse AG, Cayman Islands Branch as syndication agent and a lender and Diebold as borrower (the “Bridge Credit Agreement”), and (ii) bank credit agreement among, inter alios, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. as administrative agent and a lender, Credit Suisse AG, Cayman Islands Branch as syndication agent and a lender and Diebold as borrower. J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, JPMorgan Chase Bank, N.A. and Credit Suisse AG, Cayman Islands Branch have a potential interest in the Offer because the fees under these agreements, in whole or in part, depend on the success of the Offer. In addition, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are providing certain investment banking and related services in connection with the Offer. Under all these arrangements, Diebold will pay customary fees for such services, which fees, in whole or in part, depend on the success of the Offer. Therefore, the parties have an interest in the success of the Offer.

E.5	Name of the person or entity offering the security.

The entity offering the Diebold Offer Shares is Diebold, Incorporated, 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio, United States, registered with the commercial register of the Ohio Secretary of State under entity number 1276.

	Lock-up agreement: the parties involved; and indication of the period of the lock-up.	Not applicable. There are no lock-up agreements at the date of publication in regards to issued shares in Diebold, Inc.

E.6	Amount and percentage of immediate dilution resulting from the offering.	The Offer includes the issuance of Diebold Offer Shares. Prior to the completion of the Offer, Diebold, Inc.’s net book value per share attributable to its shareholders was $6.18 as of September 30, 2015 (based on 65.0 million issued Diebold Common Shares, excluding treasury shares). The net book value per Wincor Nixdorf Share on June 30, 2015 attributable to its shareholders was $15.49 per share (based on 29.8 million issued Wincor Nixdorf Ordinary Shares, excluding treasury shares). The net book value per share attributable to its shareholders is calculated as follows: total assets less total liabilities and non-controlling interests as of the reference date, divided by the number of shares issued as of the reference date.

It is assumed that all Wincor Nixdorf shareholders accept the offer consideration for their 29.8 million Wincor Nixdorf Ordinary Shares (disregarding 3.3 million treasury shares held by Wincor Nixdorf for which Wincor Nixdorf has agreed not to accept the Offer) and that the total price of these 29.8 million Wincor Nixdorf Ordinary Shares amounts to $1,731.1 million (converted from euros at $1.1162 to €1, based on the noon buying rate as of September 30, 2015). This is based on $433.9 million from the issuance of approximately 12.9 million Diebold Common Shares at a price of $33.53 per share, which corresponds to the volume-weighted average market price of Diebold’s common shares on the NYSE during the last three months prior to the publication of the decision to launch the Offer on November 23, 2015, i.e., the period from August 23, 2015 to and including November 22, 2015, and an additional cash payment in the aggregate amount of $1,297.2 million (converted from euros at $1.1162 to €1, based on the noon buying rate as of September 30, 2015). No additional capital increase by Wincor Nixdorf is assumed. It is also assumed that the estimated transaction and issuance costs of $216.6 million and incremental interest expense of $86.9 million will be deducted from the book value after the completion of the Offer.

As a result of the completion of the Offer the proportionate book value of equity attributable to the shareholders (net book value) of Diebold, Inc. increases from $401.4 million as of September 30, 2015 by $130.4 million to $531.8 million after the completion of the Offer and the number of issued Diebold Common Shares increased from 65.0 million as of September 30, 2015 to 77.9 million shares after the completion of the Offer, in each case excluding treasury shares. The proportionate equity book value attributable to the shareholders (net book value) per share of Diebold, Inc. increases from $6.18 as of September 30, 2015 by $0.65 to $6.83 after the completion of the Offer. This corresponds to an increase in the carrying amount of the net asset value per share of Diebold, Inc. of 10.5 percent for the current holders of shares of Diebold, Inc.

There is no value-based dilution for Wincor Nixdorf shareholders because the net book value of Wincor Nixdorf Ordinary Shares will not be affected by the exchange of Wincor Nixdorf Ordinary Shares for the offer consideration at the level of Wincor Nixdorf shareholders.

E.7	Estimated expenses charged to the investor by the issuer.	Not applicable. Investors will not be charged expenses by Diebold, Inc.

1. RISK FACTORS

Wincor Nixdorf shareholders should read carefully this prospectus. Wincor Nixdorf shareholders should read and consider all of the risk factors set forth below, including those specific to Diebold’s business that will affect Diebold following the business combination (the “Business Combination”). These risk factors should be considered in connection with evaluating the forward-looking statements contained in the section of this prospectus titled “2.7 Forward-Looking Statements” because they could cause actual results to differ materially from those expressed in any forward-looking statement. If any of the risks described below actually occur, the respective businesses, financial results, financial conditions, operating results or share prices of Diebold, Incorporated (“Diebold, Inc.” and together with its consolidated subsidiaries, “Diebold” or “we”, “us”, “our”) or Wincor Nixdorf Aktiengesellschaft (“Wincor Nixdorf AG” and together with its consolidated subsidiaries, “Wincor Nixdorf”) could be materially adversely affected. Wincor Nixdorf shareholders should also carefully consider the following factors:

1.1	Risks Relating to Diebold’s Market Environment

1.1.1	Demand for and supply of our services and products may be adversely affected by numerous factors, some of which we cannot predict or control. This could adversely affect our operating results.

Numerous factors may affect the demand for and supply of our services and products, including:

•	changes in the market acceptance of our services and products;

•	customer and competitor consolidation;

•	changes in customer preferences;

•	declines in general economic conditions;

•	changes in environmental regulations that would limit our ability to service and sell products in specific markets;

•	macro-economic factors affecting banks, credit unions and other financial institutions may lead to cost-cutting efforts by customers, which could cause us to lose current or potential customers or achieve less revenue per customer; and

•	availability of purchased products.

If any of these factors occur, the demand for and supply of our services and products could suffer, which could adversely affect our results of operations.

1.1.2	Increased energy and raw material costs could reduce our income.

Energy prices, particularly petroleum prices, are cost drivers for our business. In recent years, the price of petroleum has been highly volatile, particularly due to the unstable political conditions in the Middle East and increasing international demand from emerging markets. Price increases in fuel and electricity costs, such as those increases that may occur from climate change legislation or other environmental mandates, may continue to increase our cost of operations. Any increase in the costs of energy would also increase our transportation costs.

The primary raw materials in our financial self-service (“FSS”), security, election and lottery systems product solutions are steel, plastics, and electronic parts and components. The majority of our raw materials are purchased from various local, regional and global suppliers pursuant to supply contracts. However, the price of these materials can fluctuate under these contracts in tandem with the pricing of raw materials.

Although we attempt to pass on higher energy and raw material costs to our customers, it is often not possible given the competitive markets in which we operate.

1.1.3	Our business may be affected by general economic conditions, cyclicality and uncertainty and could be adversely affected during economic downturns.

Demand for our services and products is affected by general economic conditions and the business conditions of the industries in which we sell our services and products. The business of most of our customers, particularly our financial institution customers, is, to varying degrees, cyclical and has historically experienced periodic downturns. Under difficult economic conditions, customers may seek to reduce discretionary spending by forgoing purchases of our services and products. This risk is magnified for capital goods purchases such as automated teller machines (“ATMs”) and physical security products. In addition, downturns in our customers’ industries, even during periods of strong general economic conditions, could adversely affect the demand for our services and products, and our sales and operating results.

In particular, continuing economic difficulties in the global markets have led to an economic recession in many of the markets in which we operate. As a result of these difficulties and other factors, including new or increased regulatory burdens, financial institutions have failed and may continue to fail, resulting in a loss of current or potential customers, or deferred or canceled orders, including orders previously placed. Any customer deferrals or cancellations could materially affect our sales and operating results.

Additionally, the unstable political conditions in the Middle East or the sovereign debt concerns of certain countries could lead to further financial, economic and political instability, and this could lead to an additional deterioration in general economic conditions.

1.2	Risks Relating to the Business Combination; the Offer

1.2.1	Because the market prices of Diebold common shares will fluctuate, Wincor Nixdorf shareholders cannot be sure of the value of the Diebold common shares they may receive in the offer. Participation in the offer may constitute a taxable event for Wincor Nixdorf shareholders.

Upon consummation of the voluntary takeover offer pursuant to the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) by Diebold, Inc. to the shareholders of Wincor Nixdorf Aktiengesellschaft (the “Offer” or “Exchange Offer”) on the date of payment of the offer consideration (the “Closing Date”), each Wincor Nixdorf shareholder will receive the offer consideration for each Wincor Nixdorf ordinary share tendered and not properly withdrawn pursuant to the Offer. The offer consideration will include a stock component of 0.434 Diebold common shares for each Wincor Nixdorf ordinary share. Accordingly, because the number of Diebold common shares being offered as consideration will not vary, and despite the fact that the Offer is subject to a no market material adverse change condition, the Offer may be completed even if the market price of the registered common shares of Diebold, Incorporated, USD 1.25 par value per share and full dividend rights (the “Diebold Common Shares”) and of the no-par value ordinary bearer shares of Wincor Nixdorf Aktiengesellschaft (ISIN DE000A0CAYB2) (the “Wincor Nixdor Ordinary Shares”) at the time you tender your Wincor Nixdorf Ordinary Shares varies significantly from their market price on the date of the business combination agreement among Diebold and Wincor Nixdorf, i.e. November 23, 2015 (the “Business Combination Agreement”). Share price changes may result from a variety of factors that are beyond our control, including general market and economic conditions, changes in business prospects, catastrophic events, both natural and man-made, and regulatory considerations. In addition, the ongoing businesses of Diebold and Wincor Nixdorf may be adversely affected by actions taken by Diebold or Wincor Nixdorf in connection with the Offer, including payment by the companies of certain costs relating to the Offer, including certain legal, accounting, financing, and financial and other advisory fees.

Because the Offer will not be completed until certain conditions have been satisfied or, where permissible, waived, a period of time, which may be significant, may pass between the commencement of the Offer and the time that Diebold accepts Wincor Nixdorf Ordinary Shares for exchange. Therefore, at the time when you tender your Wincor Nixdorf Ordinary Shares pursuant to the Offer, you will not know the exact market value of the Diebold Common Shares that you may receive at the Closing Date if Diebold accepts such Wincor Nixdorf Ordinary Shares for exchange. Tendered Wincor Nixdorf Ordinary Shares may be withdrawn at any time prior to the end of the acceptance period of the Offer. There will be no withdrawal rights during any additional acceptance period.

To the extent that holders of Wincor Nixdorf Ordinary Shares are entitled to fractional shares, those fractional entitlements will be aggregated and sold in the market and the proceeds of such sale distributed pro rata to the holders of Wincor Nixdorf Ordinary Shares entitled thereto no later than ten business days after the Closing Date in compliance with the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and customary banking practice in Germany. Because market prices of Diebold Common Shares will fluctuate, cash proceeds received by Wincor Nixdorf shareholders in respect of their fractional shares may be different than an amount calculated based on the market price of a Diebold Common Share on the Closing Date.

In addition, participation in the Exchange Offer may constitute a taxable event for tendering Wincor Nixdorf shareholders in the jurisdictions in which they are tax residents. Therefore, shareholders of Wincor Nixdorf are advised to take into account the structure of the mixed consideration consisting of cash and shares and their individual tax position when evaluating the attractiveness of the Exchange Offer.

Wincor Nixdorf shareholders are urged to obtain current market quotations for Wincor Nixdorf Ordinary Shares and Diebold Common Shares and to consult with their tax advisors when they consider whether to tender their Wincor Nixdorf Ordinary Shares pursuant to the Offer.

1.2.2	The Offer is subject to conditions and the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Offer is subject to conditions, including the minimum tender condition, the regulatory condition, the no market material adverse change condition, and the no Wincor Nixdorf material adverse change condition. No assurance can be given that all of the conditions to the Offer will be satisfied or, if they are, as to the timing of such satisfaction. If the conditions to the Offer are not satisfied, the Offer will terminate and settlement will not occur. If the Offer is not completed due to certain circumstances specified in the Business Combination Agreement, Diebold may be required to pay Wincor Nixdorf a termination fee of up to €50.0 million, depending on the circumstances.

In addition, the Business Combination Agreement may be terminated by either party under certain circumstances, including if Wincor Nixdorf’s management and/or supervisory board no longer support the Offer to pursue a superior proposal.

1.2.3	Diebold must obtain governmental and regulatory approvals to consummate the Offer, which, if delayed or not granted, may delay or jeopardize the Offer and the Business Combination.

The approval of the Business Combination under merger control or competition law regimes in any jurisdictions where the parties to the Business Combination Agreement have mutually determined merger control or competition law filings and/or notices to be necessary must have been obtained or any statutory waiting period (including any extension thereof) applicable to the Business Combination must have expired with the result that the Business Combination may be completed without the approval by any relevant antitrust authority.

The governmental and regulatory agencies from which Diebold will seek these approvals have broad discretion in administering the applicable governing regulations. As a condition to their approval of the transactions contemplated by the Business Combination Agreement, those agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of Diebold’s business. No assurance can be given that the required approvals will be obtained or that the required conditions to the Offer will be satisfied, and, if all required approvals are obtained and the conditions to the consummation of the Offer are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. The Offer is subject to a regulatory condition that certain approvals are obtained. The regulatory condition must be satisfied on or prior to November 21, 2016 or waived at least one working day prior to the end of the acceptance period. If the regulatory condition is not satisfied on or prior to November 21, 2016 (or waived at least one working day prior to the end of the acceptance period), the Offer will terminate and will not be consummated.

Any delay in the completion of the Business Combination for regulatory reasons could diminish the anticipated benefits of the Business Combination or result in additional transaction costs. Any uncertainty over the ability to complete the Business Combination could make it more difficult for Diebold or Wincor Nixdorf to maintain or to pursue particular business strategies. Conditions imposed by regulatory agencies in connection with their approval of the Business Combination may restrict our ability to modify the operations of our business in response to changing circumstances for a period of time after the closing of the Offer or our ability to expend cash for other uses or otherwise have an adverse effect on the anticipated benefits of the Business Combination, thereby adversely impacting the business, financial condition or results of operations of the combined company.

1.2.4	If, following the consummation of the Offer, some Wincor Nixdorf Ordinary Shares remain outstanding, then the liquidity and market value of those shares could be materially adversely affected, and the Wincor Nixdorf Ordinary Shares could be removed from certain stock indexes.

If the Offer is consummated, but not all the outstanding shares of Wincor Nixdorf have been tendered, then the free float in Wincor Nixdorf Ordinary Shares will be significantly lower than the current free float in Wincor Nixdorf Ordinary Shares, thereby reducing the liquidity of the remaining Wincor Nixdorf Ordinary Shares. Reduced liquidity could make it more difficult for the remaining Wincor Nixdorf shareholders to sell their shares and could materially adversely affect the market value of those remaining shares. A lower level of liquidity in the trading in Wincor Nixdorf Ordinary Shares could result in greater price fluctuations of Wincor Nixdorf Ordinary Shares than in the past. The value of Wincor Nixdorf Ordinary Shares implied by the Offer does not guarantee that the value of Wincor Nixdorf Ordinary Shares not held by Diebold following the Offer will remain at that level or exceed that value in the future. The share price may vary materially in the future.

The Wincor Nixdorf Ordinary Shares are listed on the Frankfurt Stock Exchange (ISIN DE000A0CAYB2) and are quoted, inter alia, on the MDAX stock index. A significant reduction in free float as a result of the exchange of Wincor Nixdorf Ordinary Shares pursuant to the Offer or otherwise may result in the Wincor Nixdorf Ordinary Shares being removed from the MDAX or other stock indexes on one of the next index adjustment dates. Consequently, index funds and other institutional investors whose investments mirror indexes such as the MDAX stock index may sell or reduce their holdings of Wincor Nixdorf Ordinary Shares. This could result in a decrease in liquidity and an oversupply of Wincor Nixdorf Ordinary Shares, adversely affecting the stock exchange price of Wincor Nixdorf Ordinary Shares.

Furthermore, following the Offer, Wincor Nixdorf is expected to be majority-owned by Diebold (directly or indirectly through any of its subsidiaries) and, thus, become a dependent company of Diebold within the meaning of Section 17 of the German Stock Corporation Act and, therefore, a subsidiary of Diebold. The legal framework for this dependency between Diebold and Wincor Nixdorf is, subject to other applicable law, set forth in Sections 311 et seq. of the German Stock Corporation Act. Diebold may initiate corporate actions that are disadvantageous to Wincor Nixdorf, provided that Diebold provides adequate compensation to Wincor Nixdorf shareholders, and these corporate actions may result in a decline in the business and earnings power of Wincor Nixdorf.

Should any of these risks materialize, this may have material adverse effects on the assets, financial position and income of Wincor Nixdorf and could also materially adversely affect the market value of the remaining Wincor Nixdorf Ordinary Shares.

1.2.5	Certain of the directors, board members and executive officers of Diebold and Wincor Nixdorf may have interests in the Business Combination that are different from, or in addition to, those of Wincor Nixdorf shareholders generally.

Shareholders of Wincor Nixdorf should be aware that certain members of the Wincor Nixdorf management board, certain members of the Wincor Nixdorf supervisory board and directors and executive officers of Diebold may have interests in the Business Combination that are different from, or in addition to, the interests of the Wincor Nixdorf shareholders. These interests may include, but are not limited to, the continued employment of certain Wincor Nixdorf management board members and executive officers of Diebold, the continued positions of certain Wincor Nixdorf supervisory board members and certain directors of Diebold as directors of Diebold and the indemnification of former Wincor Nixdorf management and supervisory board members and directors and executive officers of Diebold by Diebold. These interests also include the treatment in the combination of stock options held by these directors, board members and executive officers. As of January 27, 2016, members of the Wincor Nixdorf management board and the Wincor Nixdorf supervisory board and their affiliates owned 207,728 Wincor Nixdorf Ordinary Shares in the aggregate, representing 0.63 percent of the issued Wincor Nixdorf Ordinary Shares. Shareholders of Wincor Nixdorf should be aware that Diebold directors and executive officers and their affiliates own outstanding common shares of Diebold.

1.2.6	Any future sales of the Wincor Nixdorf Ordinary Shares by a major shareholder of Wincor Nixdorf could depress the market price of the Wincor Nixdorf Ordinary Shares.

If, following the consummation of the Offer, a major shareholder of Wincor Nixdorf were to sell substantial amounts of its Wincor Nixdorf Ordinary Shares on a public exchange or if market participants were to believe that such sales might occur, this could have a material adverse effect on the market price of Wincor Nixdorf’s ordinary shares.

1.2.7	The announcement and pendency of the Business Combination, during which Diebold and Wincor Nixdorf are subject to certain operating restrictions, could have an adverse effect on Wincor Nixdorf’s and Diebold’s businesses and cash flows, financial condition and results of operations.

The announcement and pendency of the Business Combination could disrupt Wincor Nixdorf’s and Diebold’s businesses, and uncertainty about the effect of the Business Combination may have an adverse effect on Wincor Nixdorf and/or Diebold following the Business Combination. These uncertainties could cause suppliers, vendors, partners and others that deal with Diebold and Wincor Nixdorf to defer entering into contracts with, or making other decisions concerning, Diebold and Wincor Nixdorf or to seek to change or cancel existing business relationships with the companies. In addition, Wincor Nixdorf’s and Diebold’s employees may experience uncertainty regarding their roles after the Business Combination. Employees may depart either before or after the completion of the Business Combination because of uncertainty and issues relating to the difficulty of coordination or because of a desire not to remain following the Business Combination. Therefore, the pendency of the Business Combination may adversely affect Wincor Nixdorf’s and Diebold’s ability to retain, recruit and motivate key personnel. Additionally, the attention of Wincor Nixdorf’s and Diebold’s management may be directed towards the completion of the Business Combination, including obtaining regulatory approvals, and may be diverted from the day-to-day business operations of Diebold and Wincor Nixdorf. Matters related to the Business Combination may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Diebold and Wincor Nixdorf. Additionally, the Business Combination Agreement requires Diebold and Wincor Nixdorf to refrain from taking certain specified actions while the Business Combination is pending. These restrictions may prevent Diebold and Wincor Nixdorf from pursuing otherwise attractive business opportunities or capital structure alternatives and from executing certain business strategies prior to the completion of the Business Combination. Further, the Business Combination may give rise to potential liabilities, including those that may result from pending and future shareholder lawsuits relating to the Business Combination. Any of these matters could adversely affect the businesses of, or harm the results of operations, financial condition or cash flows of Diebold and Wincor Nixdorf.

1.2.8	Negative publicity related to the Business Combination may materially adversely affect Diebold and Wincor Nixdorf.

From time to time, political and public sentiment in connection with a proposed combination may result in a significant amount of adverse press coverage and other adverse public statements affecting the parties to the Business Combination. Adverse press coverage and public statements, whether or not driven by political or popular sentiment, may also result in legal claims or in investigations by regulators, legislators and law enforcement officials. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceedings, can divert the time and effort of senior management from operating their businesses. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time-consuming and expensive and, regardless of the factual basis for the assertions being made, could have a negative impact on the reputation of Diebold and Wincor Nixdorf, on the morale of their employees and on their relationships with regulators. It may also have a negative impact on their ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Wincor Nixdorf’s and Diebold’s respective business and cash flows, financial condition and results of operations.

1.2.9	The share prices of Diebold and Wincor Nixdorf may be adversely affected if the Offer or the Business Combination is not completed.

If the Offer or the Business Combination is not completed, the prices of Diebold Common Shares and Wincor Nixdorf Ordinary Shares may decline to the extent that the current market prices of Diebold Common Shares and Wincor Nixdorf Ordinary Shares reflect a market premium based on the assumption that the Offer and the Business Combination will be completed.

1.3	Risks Relating to the Combined Company Following the Business Combination

1.3.1	A combined Diebold and Wincor Nixdorf may fail to realize the anticipated strategic and financial benefits sought from the Business Combination.

The combined company may not realize all of the anticipated benefits of the Business Combination. The success of the Business Combination will depend on, among other things, Diebold’s ability to combine its business with Wincor Nixdorf’s business in a manner that facilitates growth in the value-added services sector and realizes anticipated cost savings. Diebold believes that the Business Combination will provide an opportunity for revenue growth in managed services, professional services, installation and maintenance services.

However, Diebold must successfully combine the businesses of Diebold and Wincor Nixdorf in a manner that permits these anticipated benefits to be realized. In addition, the combined company must achieve the anticipated growth and cost savings without adversely affecting current revenues and investments in future growth. Further, providing managed services, professional services, installation and maintenance services can be highly complex and can involve the design, development, implementation and operation of new solutions and the transitioning of clients from their existing systems and processes to a new environment. If the combined company is not able to effectively provide value-added services and successfully achieve the growth and cost savings objectives, the anticipated benefits of the Business Combination may not be realized fully, or at all, or may take longer to realize than expected.

Further, while, subject to the offer conditions, the Offer and the Business Combination will not be completed if there is a material adverse change affecting Wincor Nixdorf between the date of the exchange offer document and the end of the acceptance period, other changes will not permit Diebold to terminate the Offer or the Business Combination, even if such changes would have a material adverse effect on Wincor Nixdorf or Diebold. If adverse changes occur but Diebold and Wincor Nixdorf are still required to complete the Business Combination, the market value of Diebold’s common shares may decrease.

1.3.2	Diebold may be unable to integrate Wincor Nixdorf successfully.

Integrating the operations and personnel of Wincor Nixdorf with Diebold after the completion of the Business Combination will involve complex operational, technological and personnel-related challenges. This process will be time-consuming and expensive, and it may disrupt the businesses of either or both of the companies. The combined company may not realize all of the anticipated benefits of the Business Combination. Difficulties in the integration of the business, which may result in significant costs and delays, include:

•	managing a significantly larger combined company;

•	integrating and unifying the offerings and services available to customers and coordinating distribution and marketing efforts;

•	coordinating corporate and administrative infrastructures and harmonizing insurance coverage;

•	unanticipated issues in coordinating accounting, information technology, communications, administration and other systems;

•	difficulty addressing possible differences in corporate cultures and management philosophies;

•	challenges associated with changing Wincor Nixdorf’s financial reporting from IFRS to U.S. GAAP and compliance with the Sarbanes-Oxley Act of 2002, as amended, and the rules promulgated thereunder by the U.S. Securities and Exchange Commission (“SEC”);

•	Wincor Nixdorf becoming subject to U.S. laws and regulations and legal action in the United States;

•	Wincor Nixdorf complying with Diebold’s compliance program and creating uniform standards, controls, procedures and policies;

•	litigation relating to the transactions contemplated by a potential post-completion reorganization, including shareholder litigation;

•	diversion of management’s attention from other operations;

•	maintaining existing agreements and relationships with customers, distributors, providers and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers and vendors;

•	realizing benefits as a combined company from Wincor Nixdorf’s restructuring program, (“Delta Program”), and the shift to providing information technology from hardware;

•	unforeseen and unexpected liabilities related to the Business Combination or Wincor Nixdorf’s business, including the risk that certain Diebold executive officers who will become members of Wincor Nixdorf’s supervisory board may be subject to additional fiduciary duties and liability;

•	identifying and eliminating redundant and underperforming functions and assets;

•	effecting actions that may be required in connection with obtaining regulatory approvals; and

•	a deterioration of credit ratings.

Further, while, subject to the offer conditions, the Offer and the Business Combination will not be completed if there is a material adverse change affecting Wincor Nixdorf between the date of the exchange offer document and the end of the acceptance period, other changes will not permit Diebold to terminate the Offer or the Business Combination, even if such changes would have a material adverse effect on Wincor Nixdorf or Diebold. If adverse changes occur but Diebold and Wincor Nixdorf are still required to complete the Business Combination, the market value of Diebold’s common shares may decrease. If the Business Combination is not completed, these risks may still materialize and materially adversely affect the business and financial results of Diebold.

1.3.3	Combining the businesses of Diebold and Wincor Nixdorf may be more difficult, costly or time-consuming than expected, which may adversely affect the combined company’s results and negatively affect the value of Diebold Common Shares following the Business Combination.

Diebold and Wincor Nixdorf have entered into the Business Combination Agreement because they believe that the Business Combination will be beneficial to their respective companies and shareholders and that the Business Combination will produce benefits and cost savings. If the combined company is not able to successfully combine the businesses of Diebold and Wincor Nixdorf in an efficient and effective manner, the anticipated benefits and cost savings of the Business Combination may not be realized fully, or at all, or it may take longer to realize them than expected, and the value of Diebold’s common shares may be adversely affected.

An inability to realize the full extent of the anticipated benefits and cost savings of the Business Combination, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of Diebold’s common shares following the Business Combination.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth and cost savings, if achieved, may be lower than what Diebold currently expects and may take longer to achieve than anticipated. If Diebold is not able to adequately address integration challenges, the combined company may be unable to successfully integrate Wincor Nixdorf’s operations or to realize the anticipated benefits of the integration of the two companies.

1.3.4	A combined Diebold and Wincor Nixdorf may experience negative synergies and loss of customers.

Diebold and Wincor Nixdorf compete for and provide certain services and products to the same customers. As a combined company, Diebold may lose customers or its share of customers’ business as entities that were customers of both Diebold and Wincor Nixdorf seek to diversify their suppliers of services and products. Following the Business Combination, customers may no longer distinguish between Diebold and Wincor Nixdorf and their respective services and products. Retail banking customers in particular may turn to competitors of Diebold and Wincor Nixdorf for products and services that they received from Diebold and Wincor Nixdorf prior to the Business Combination. As a result, the combined company may lose customers and revenues may decrease following the Business Combination. In addition, third parties with whom Diebold and Wincor Nixdorf currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation or after the completion of the Business Combination. Any such loss of business could limit the combined company’s ability to achieve the anticipated benefits of the Business Combination. Such risks could also be exacerbated by a delay in the completion of the Offer and the Business Combination.

1.3.5	Wincor Nixdorf may experience negative reactions to the Business Combination from its customers, suppliers and employees for not pursuing other business opportunities.

Due to management’s focus on the Business Combination instead of on pursuing other business opportunities that could have been beneficial to Wincor Nixdorf, its customers, suppliers, and employees may react negatively to the Offer and the Business Combination. Even if the Business Combination is not

completed, these risks may materialize and could have a material adverse effect on the business and cash flows, financial condition and results of operations of Wincor Nixdorf.

1.3.6	The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and may not be an indication of Diebold’s results of operations or financial condition following the completion of the Business Combination. The actual results of operations and financial condition of Diebold following the completion of the Business Combination may be materially different, which may cause significant variations in the price for the common shares of Diebold.

The unaudited pro forma condensed combined financial information contained in this prospectus is presented for illustrative purposes only and should not be considered to be an indication of Diebold’s results of operations or financial condition following the completion of the Business Combination. The unaudited pro forma condensed combined financial information has been derived from the historical financial statements of Diebold and Wincor Nixdorf and adjustments, assumptions and preliminary estimates have been made in connection with the preparation of this information. These adjustments, assumptions and estimates are preliminary and based on information available at the time of the preparation of this prospectus, and these kinds of adjustments, assumptions and estimates are difficult to make with accuracy. For example, the estimated purchase price reflected in the unaudited pro forma condensed combined financial statements included in this prospectus assumes that all outstanding Wincor Nixdorf Ordinary Shares are validly tendered in the Offer for the offer consideration. Moreover, the unaudited pro forma condensed combined financial information does not reflect all costs that are expected to be incurred by Diebold in connection with the Business Combination. For example, the impact of any incremental costs incurred in coordinating the operations of Diebold and Wincor Nixdorf are not reflected in the pro forma financial statements. As a result, the actual results of operations and financial condition of Diebold following the completion of the Business Combination may not be consistent with, or evident from, this pro forma financial information, and any differences may be material. The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may materially affect Diebold’s results of operations or financial condition following the Business Combination. Any potential decline in Diebold’s financial condition or results of operations may cause significant variations in the price for the common shares of Diebold following the Business Combination.

1.3.7	The combined company may be unable to retain and motivate Wincor Nixdorf and/or Diebold personnel successfully after the Business Combination is completed.

The success of the Business Combination will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by Diebold and Wincor Nixdorf. Such employees may decide not to remain with Diebold and Wincor Nixdorf, as applicable, while the Offer and Business Combination are pending or with the combined company after the Offer and Business Combination are consummated. If key employees terminate their employment, or if an insufficient number of employees is retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Wincor Nixdorf to hiring suitable replacements, all of which may cause the combined company’s business to suffer. Diebold and Wincor Nixdorf may not be able to locate suitable replacements for any key employees who leave either company, or offer employment to potential replacements on reasonable terms. In addition, Diebold may not be able to motivate certain key employees following the completion of the Business Combination due to organizational changes, reassignments of responsibilities, the perceived lack of appropriate opportunities for advancement or other reasons.

1.3.8	Diebold and Wincor Nixdorf will incur significant transaction fees and costs in connection with the Business Combination, some of which are payable regardless of whether the Business Combination is completed.

Diebold and Wincor Nixdorf expect to incur a number of significant non-recurring implementation and restructuring costs associated with combining the operations of the two companies. In addition, Diebold and Wincor Nixdorf will incur significant investment banking, legal, accounting and other transaction fees and costs related to the Business Combination. Diebold and Wincor Nixdorf must pay some of these fees and costs regardless of whether the two companies complete the Business Combination. Additional costs substantially in excess of currently anticipated costs may also be incurred in connection with the integration of the businesses of Diebold and Wincor Nixdorf.

Although Diebold and Wincor Nixdorf expect that the cost savings, as well as the realization of other efficiencies related to the integration of the businesses, will offset these transaction- and combination-related costs over time, this net benefit may not be achieved in the near term, or at all. In addition, the timeline in which cost savings are expected to be realized is lengthy and may not be achieved. Failure of Diebold to realize these synergies and other efficiencies in a timely manner or at all could have a material adverse effect on Diebold’s business and cash flows, financial condition and results of operations.

1.4	Risks Relating to Diebold’s Businesses

1.4.1	We may be unable to achieve, or may be delayed in achieving, our cost-cutting initiatives, and this may adversely affect our operating results and cash flow.

We have launched a number of cost-cutting initiatives, including as part of our multi-year transformation Diebold 2.0 (“Diebold 2.0”) and other restructuring initiatives, to improve operating efficiencies and reduce operating costs. Although we have achieved a substantial amount of annual cost savings associated with these cost-cutting initiatives, we may be unable to sustain the cost savings that we have achieved. In addition, if we are unable to achieve, or have any unexpected delays in achieving, additional cost savings, our results of operations and cash flows may be adversely affected. Even if we meet our goals as a result of these initiatives, we may not receive the expected financial benefits of these initiatives.

1.4.2	We face competition that could adversely affect our sales and financial condition.

All phases of our business are highly competitive. Some of our services and products are in direct competition with similar or alternative services or products provided by our competitors. We encounter competition in price, delivery, service, performance, product innovation, product recognition and quality.

Because of the potential for consolidation in any market, our competitors may become larger, which could make them more efficient and permit them to be more price-competitive. Increased size could also permit them to operate in wider geographic areas and enhance their abilities in other areas such as research and development and customer service. As a result, this could also reduce our profitability.

We expect that our competitors will continue to develop and introduce new and enhanced services and products. This could cause a decline in market acceptance of our services and products. In addition, our competitors could cause a reduction in the prices for some of our services and products as a result of intensified price competition. Also, we may be unable to effectively anticipate and react to new entrants in the marketplace competing with our services and products.

Competitive pressures can also result in the loss of major customers. An inability to compete successfully could have an adverse effect on our operating results, financial condition and cash flows in any given period.

1.4.3	Additional tax expense or additional tax exposures could affect our future profitability.

We are subject to income taxes in both the United States and various non-U.S. jurisdictions, and our domestic and international tax liabilities are dependent upon the distribution of income among these different jurisdictions. If we decide to repatriate cash and cash equivalents and short-term investments residing in international tax jurisdictions, there could be further negative impact on foreign and domestic taxes. Our tax expense includes estimates of additional tax that may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of future earnings of Diebold that could affect the valuation of our net deferred tax assets. Our future results could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in the overall profitability of Diebold, changes in tax legislation, changes in the valuation of deferred tax assets and liabilities, the results of audits and examinations of previously filed tax returns and continuing assessments of our income tax exposures.

Additionally, our future results could be adversely affected by the results of indirect tax audits and examinations, and continuing assessments of our indirect tax exposures. For example, in August 2012, one of Diebold’s Brazil subsidiaries was notified of a tax assessment of approximately R$270.0 million, including penalties and interest, regarding certain Brazil federal indirect taxes (Industrialized Products Tax, Import Tax, Programa de Integração Social and Contribution to Social Security Financing) for 2008 and 2009. The assessment alleges improper importation of certain components into Brazil’s free trade zone that would nullify certain indirect tax incentives. On September 10, 2012, Diebold filed its administrative defenses with the tax authorities.

In response to an order by the administrative court, the tax inspector provided further analysis with respect to the initial assessment in December 2013 that indicates a potential exposure that is significantly lower than the initial tax assessment received in August 2012. This revised analysis has been accepted by the initial administrative court; however, this matter remains subject to ongoing administrative proceedings and appeals. Accordingly, Diebold cannot provide any assurance that its exposure pursuant to the initial assessment will be lowered significantly or at all. In addition, this matter could negatively impact Brazil federal indirect taxes in other years that remain open under statute. It is reasonably possible that Diebold could be required to pay significant taxes, penalties and interest related to this matter, which could be material to Diebold’s consolidated financial statements. Diebold continues to defend itself in this matter.

Furthermore, beginning in July 2014, Diebold challenged customs rulings in Thailand seeking to retroactively collect customs duties on previous imports of ATMs. Management believes that the customs authority’s attempt to retroactively assess customs duties is in contravention of World Trade Organization agreements and, accordingly, is challenging the rulings. In the third quarter of 2015, Diebold received a prospective ruling from the United States Customs Border Protection that is consistent with our interpretation of the treaty in question. We are submitting that ruling for consideration in our ongoing dispute with Thailand. The matters are currently in the appeals process and management continues to believe that Diebold has a valid legal position in these appeals. Accordingly, Diebold has not accrued any amount for this contingency; however, Diebold cannot provide any assurance that it will not ultimately be subject to retroactive assessments.

A loss contingency is reasonably possible if it has a more than remote but less than probable chance of occurring. Although management believes Diebold has valid defenses with respect to its indirect tax positions, it is reasonably possible that a loss could occur in excess of the estimated accrual. Diebold estimated the aggregate risk at September 30, 2015 to be up to approximately $166.9 million for its material indirect tax matters, of which approximately $118.3 million and $26.0 million, respectively, relates to the Brazil indirect tax matter and Thailand customs matter disclosed above. The aggregate risk related to indirect taxes is adjusted as the applicable statutes of limitations expire. It is reasonably possible that we could be required to pay taxes, penalties and interest related to this matter or other open years, which could be material to our financial condition and results of operations.

1.4.4	In international markets, we compete with local service providers that may have competitive advantages.

In a number of international markets in each region where we operate, for instance in Brazil, China and Austria, we face substantial competition from local service providers that offer competing services and products. Some of these companies may have a dominant market share in their territories and may be owned by local stakeholders. This could give them a competitive advantage. Local providers of competing services and products may also have a substantial advantage in attracting customers in their countries due to more established branding in that country, greater knowledge with respect to the tastes and preferences of customers residing in that country and/or their focus on a single market. As a U.S. based multi-national corporation, we must ensure our compliance with both U.S. and non-U.S. regulatory requirements.

1.4.5	Because our operations are conducted worldwide, they are affected by risks of doing business abroad.

We generate a significant percentage of revenue from operations conducted outside the United States. Revenue from international operations amounted to approximately 56.1 percent in 2014, 52.3 percent in 2013 and 48.7 percent in 2012 of total revenue during these respective years.

Accordingly, international operations are subject to the risks of doing business abroad, including, among other things, the following:

•	fluctuations in currency exchange rates, particularly in China (renminbi), Brazil (real) and Europe, the Middle East and Africa (primarily the euro);

•	transportation delays and interruptions;

•	political and economic instability and disruptions;

•	the failure of foreign governments to abide by international agreements and treaties;

•	restrictions on the transfer of funds;

•	the imposition of duties, tariffs and other taxes;

•	import and export controls;

•	changes in governmental policies and regulatory environments;

•	ensuring our compliance with U.S. laws and regulations and applicable laws and regulations in other jurisdictions, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act, and applicable laws and regulations in other jurisdictions;

•	labor unrest and current and changing regulatory environments;

•	the uncertainty of product acceptance by different cultures;

•	the risks of divergent business expectations or cultural incompatibility inherent in establishing joint ventures with foreign partners;

•	difficulties in staffing and managing multi-national operations;

•	limitations on the ability to enforce legal rights and remedies;

•	reduced protection for intellectual property rights in some countries; and

•	potentially adverse tax consequences, including repatriation of profits.

Any of these events could have an adverse effect on our international operations by reducing the demand for our services and products or decreasing the prices at which we can sell our services and products, thereby adversely affecting our financial condition or operating results. We may not be able to continue to operate in compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject. In addition, these laws or regulations may be modified in the future, and we may not be able to operate in compliance with those modifications.

Additionally, there are ongoing concerns regarding the short- and long-term stability of the euro and its ability to serve as a single currency for a variety of individual countries. These concerns could lead individual countries to revert, or threaten to revert, to their former local currencies, which could lead to the dissolution of the euro. Should this occur, the assets we hold in a country that re-introduces its local currency could be significantly devalued. Furthermore, the dissolution of the euro could cause significant volatility and disruption to the global economy, which could impact our financial results. Finally, if it were necessary for us to conduct our business in additional currencies, we would be subjected to additional earnings volatility as amounts in these currencies are translated into U.S. dollars.

1.4.6	We may be exposed to liabilities under the FCPA, which could harm our reputation and have a material adverse effect on our business.

We are subject to compliance with various laws and regulations, including the FCPA and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage. The FCPA also requires proper record keeping and characterization of such payments in our reports filed with the SEC.

Our employees and agents are required to comply with these laws. We operate in many parts of the world that have experienced governmental and commercial corruption to some degree, and strict compliance with anti-bribery laws may conflict with local customs and practices. Foreign companies, including some that may compete with us, may not be subject to the FCPA and may follow local customs and practices. Accordingly, such companies may be more likely to engage in activities prohibited by the FCPA, which could have a significant adverse impact on our ability to compete for business in such countries.

Despite our commitment to legal compliance and corporate ethics, we cannot ensure that our policies and procedures will always protect us from intentional, reckless or negligent acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in financial penalties, debarment from government contracts and other consequences that may have a material adverse effect on our reputation, business, financial condition or results of operations. Future changes in anti-bribery or economic sanctions laws and enforcement could also result in increased compliance requirements and related expenses that may also have a material adverse effect on our business, financial condition or results of operations.

In addition, our business opportunities in select geographies have been or may be adversely affected by the settlement of the FCPA matter that we settled with the U.S. government in late 2013. Some countries in which we do business may also initiate their own reviews and impose penalties, including prohibition of our participating in or curtailment of business operations in those jurisdictions. We could also face third-party claims in connection with this matter or as a result of the outcome of the current or any future government reviews. Our disclosure, internal review and any current or future governmental review of this matter could, individually or in the aggregate, have a material adverse effect on our reputation and our ability to obtain new business or retain existing business from our current clients and potential clients, to attract and retain employees and to access the capital markets.

1.4.7	We may expand operations into international markets in which we may have limited experience or rely on business partners.

We continually look to expand our services and products into international markets. We have currently developed, through joint ventures, strategic investments, subsidiaries and branch offices, service and product offerings in more than 90 countries outside of the United States. As we expand into new international markets, we will have only limited experience in marketing and operating services and products in such markets. In other instances, we may rely on the efforts and abilities of foreign business partners in such markets. Certain international markets may be slower than domestic markets in adopting our services and products, and our operations in international markets may not develop at a rate that supports our level of investment. Further, violations of laws by our foreign business partners, or allegations of such violations, could disrupt our business and result in financial penalties and other consequences that may have a material adverse effect on our business, financial condition or results of operations.

1.4.8	Diebold may be unable to successfully and effectively manage acquisitions, divestitures and other significant transactions, which could harm Diebold’s operating results, business and prospects.

As part of our business strategy, we frequently engage in discussions with third parties regarding possible investments, acquisitions, strategic alliances, joint ventures, divestitures and outsourcing arrangements, and we enter into agreements relating to such transactions in order to further our business objectives. In order to pursue this strategy successfully, we must identify suitable candidates, successfully complete transactions, some of which may be large and complex, and manage post-closing issues such as the integration of acquired companies or employees. Integration and other risks of these transactions can be more pronounced in larger and more complicated transactions, or if multiple transactions are pursued simultaneously. If we fail to identify and successfully complete transactions that further our strategic objectives, we may be required to expend resources to develop products and technology internally. This may put us at a competitive disadvantage and we may be adversely affected by negative market perceptions, any of which may have a material adverse effect on our revenue, gross margin and profitability.

Integration issues are complex, time-consuming and expensive and, without proper planning and implementation, could significantly disrupt our business. The challenges involved in integration include:

•	combining service and product offerings and entering into new markets in which we are not experienced;

•	convincing customers and distributors that the transaction will not diminish client service standards or business focus, preventing customers and distributors from deferring purchasing decisions or switching to other suppliers or service providers (which could result in additional obligations to address customer uncertainty), and coordinating service, sales, marketing and distribution efforts;

•	consolidating and rationalizing corporate information technology infrastructure, which may include multiple legacy systems from various acquisitions and integrating software code;

•	minimizing the diversion of management attention from ongoing business concerns;

•	persuading employees that business cultures are compatible, maintaining employee morale and retaining key employees, integrating employees into our company, correctly estimating employee benefit costs and implementing restructuring programs;

•	coordinating and combining administrative, service, manufacturing, research and development and other operations, subsidiaries, facilities and relationships with third parties in accordance with local laws and other obligations while maintaining adequate standards, controls and procedures; and

•	achieving savings from supply chain and administration integration.

We evaluate and enter into these types of transactions on an ongoing basis. We may not fully realize all of the anticipated benefits of any transaction, including the Business Combination with Wincor Nixdorf, and the time frame for achieving benefits of a transaction may depend partially upon the actions of employees, suppliers or other third parties. In addition, the pricing and other terms of our contracts for these transactions require us to make estimates and assumptions at the time we enter into these contracts, and, during the course of our due diligence, we may not identify all of the factors necessary to estimate costs accurately. Any increased or unexpected costs, unanticipated delays or failure to achieve contractual obligations could make these agreements less profitable or unprofitable.

Managing these types of transactions requires varying levels of management resources, which may divert our attention from other business operations. These transactions could result in significant costs and expenses and charges to earnings, including those related to severance pay, early retirement costs, employee benefit costs, asset impairment charges, charges from the elimination of duplicative facilities and contracts, in-process research and development charges, inventory adjustments, assumed litigation regulatory compliance and other liabilities, legal, accounting and financial advisory fees and required payments to executive officers and key employees under retention plans. Moreover, we could incur additional depreciation and amortization expense over the useful lives of certain assets acquired in connection with these transactions, and, to the extent that the value of goodwill or intangible assets with indefinite lives acquired in connection with a transaction becomes impaired, we may be required to incur additional material charges relating to the impairment of those assets. In order to complete an acquisition, we may issue common shares, potentially creating dilution for existing shareholders, or borrow funds, which could affect our financial condition, results of operations and potentially our credit ratings. Any prior or future downgrades in our credit rating associated with a transaction could adversely affect our ability to borrow and our borrowing cost, and result in more restrictive borrowing terms. In addition, our effective tax rate on an ongoing basis is uncertain, and such transactions could impact our effective tax rate. We also may experience risks relating to the challenges and costs of closing a transaction and the risk that an announced transaction may not close. As a result, any completed, pending or future transactions may contribute to financial results that differ materially from the investment community’s expectations.

1.4.9	We have a significant amount of long-term assets, including goodwill and other intangible assets, and any future impairment charges could adversely impact our results of operations.

We review long-lived assets, including property, plant and equipment and identifiable amortizing intangible assets, for impairment whenever changes in circumstances or events may indicate that the carrying amounts are not recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. Factors which may cause an impairment of long-lived assets include significant changes in the manner of use of these assets, negative industry or market trends, a significant underperformance relative to historical or projected future operating results, or a likely sale or disposal of the asset before the end of its estimated useful life.

As of September 30, 2015, we had $197.4 million of goodwill. We assess all existing goodwill at least annually for impairment on a reporting unit basis. Diebold’s five reporting units were defined as Domestic (referring to the United States) and Canada, Brazil, Asia Pacific (“AP”), Europe, Middle East and Africa (“EMEA”) and Latin America. The techniques used in our qualitative and quantitative assessment and goodwill impairment tests incorporate a number of estimates and assumptions that are subject to change. Although we believe these estimates and assumptions are reasonable and reflect market conditions forecast at the assessment date, any changes to these assumptions and estimates due to market conditions or otherwise may lead to an outcome where impairment charges would be required in future periods.

1.4.10	System security risks and systems integration issues could disrupt our internal operations or services provided to customers, and any such disruption could adversely affect revenue, increase costs, and harm our reputation and stock price.

Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate our own confidential information or those of our customers, corrupt data, create system disruptions or cause shutdowns. A network security breach could be particularly harmful if it remained undetected for an extended period of time. Groups of hackers may also act in a coordinated manner to launch distributed denial of service attacks, or other coordinated attacks, that may cause service outages or other interruptions. We could incur significant expenses in addressing problems created by network security breaches, such as the expenses of deploying additional personnel, enhancing or implementing new protection measures, training employees or hiring consultants. Further, such corrective measures may later prove inadequate. Moreover, actual or perceived security vulnerabilities in our services and products could cause significant reputational harm, causing us to lose existing or potential customers. Reputational damage could also result in diminished investor confidence. Actual or perceived vulnerabilities may also lead to claims against us. Although our license agreements typically contain provisions that eliminate or limit our exposure to such liability, there is no assurance these provisions will withstand legal challenges. We could also incur significant expenses in connection with customers’ system failures.

In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the system. The costs to eliminate or alleviate security problems, viruses and bugs could be significant, and the efforts to address these problems could result in interruptions, delays or cessation of service that could impede sales, manufacturing, distribution or other critical functions.

Portions of our information technology infrastructure also may experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems, and transitioning data and other aspects of the process could be expensive, time consuming, disruptive and resource-intensive. Such disruptions could adversely impact the ability to fulfill orders and interrupt other processes and, in addition, could adversely impact our ability to maintain effective internal control over financial reporting. Delayed sales, lower margins, lost customers or diminished investor confidence resulting from these disruptions could adversely affect our financial results, stock price and reputation.

1.4.11	An inability to attract, retain and motivate key employees could harm current and future operations.

In order to be successful, we must attract, retain and motivate executives and other key employees, including those in managerial, professional, administrative, technical, sales, marketing and information technology support positions. We also must keep employees focused on our strategies and goals. Hiring and retaining qualified executives, engineers and qualified sales representatives are critical to our future, and competition for experienced employees in these areas can be intense. The failure to hire or loss of key employees could have a significant impact on our operations.

1.4.12	We may not be able to generate sufficient cash flows to fund our operations and make adequate capital investments, or to pay dividends.

Our cash flows from operations depend primarily on sales and service margins. To develop new service and product technologies, support future growth, achieve operating efficiencies and maintain service and product quality, we must make significant capital investments in manufacturing technology, facilities and capital equipment, research and development, and service and product technology. In addition to cash provided from operations, we have from time to time utilized external sources of financing. Despite our Diebold 2.0 transformation program, depending upon general market conditions or other factors, we may not be able to generate sufficient cash flows to fund our operations and make adequate capital investments, or to continue to pay dividends, either in whole or in part. In addition, any tightening of the credit markets may limit our ability to obtain alternative sources of cash to fund our operations.

1.4.13	New service and product developments may be unsuccessful.

We are constantly looking to develop new services and products that complement or leverage the underlying design or process technology of our traditional service and product offerings. We make significant investments in service and product technologies and anticipate expending significant resources for new software-led services and product development over the next several years. There can be no assurance that our service and product development efforts will be successful, that we will be able to cost effectively develop or manufacture these new services and products, that we will be able to successfully market these services and products or that margins generated from sales of these services and products will recover costs of development efforts.

1.4.14	Our ability to maintain effective internal control over financial reporting may be insufficient to allow us to accurately report our financial results or prevent fraud, and this could cause our financial statements to become materially misleading and adversely affect the trading price of our common shares.

We require effective internal control over financial reporting in order to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we cannot provide reasonable assurance with respect to our financial statements and effectively prevent fraud, our financial statements could become materially misleading, which could adversely affect the trading price of our common shares.

Management identified previous control deficiencies during 2013 and 2012 that were disclosed as material weaknesses. These material weaknesses have been remediated as of December 31, 2014.

If we are not able to maintain the adequacy of our internal control over financial reporting, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business, financial condition and operating results could be harmed. Any material weakness could affect investor confidence in the accuracy and completeness of our financial statements. As a result, our ability to obtain any additional financing, or additional financing on favorable terms, could be materially and adversely affected. This, in turn, could materially and adversely affect our business, financial condition and the market value of our securities and require us to incur additional costs to improve our internal control systems and procedures. In addition, perceptions of Diebold among customers, lenders, investors, securities analysts and others could also be adversely affected.

We can give no assurances that any additional material weaknesses will not arise in the future due to our failure to implement and maintain adequate internal control over financial reporting. In addition, although we have been successful historically in strengthening our controls and procedures, those controls and procedures may not be adequate to prevent or identify irregularities or ensure the fair presentation of our financial statements included in our periodic reports filed with the SEC.

1.4.15	Low investment performance by our U.S. pension plan assets may result in an increase to our net pension liability and expense, which may require us to fund a portion of our pension obligations and divert funds from other potential uses.

We sponsor several defined benefit pension plans that cover certain eligible employees. Our pension expense and required contributions to our pension plans are directly affected by the value of plan assets, the projected rate of return on plan assets, the actual rate of return on plan assets and the actuarial assumptions we use to measure the defined benefit pension plan obligations.

A significant market downturn could occur in future periods resulting in a decline in the funded status of our pension plans and causing actual asset returns to be below the assumed rate of return used to determine pension expense. If return on plan assets in future periods perform below expectations, future pension expense will increase. Further, as a result of global economic instability in recent years, our pension plan investment portfolio has been volatile.

We establish the discount rate used to determine the present value of the projected and accumulated benefit obligations at the end of each year based upon the available market rates for high quality, fixed income investments. We match the projected cash flows of our pension plans against those generated by high-quality corporate bonds. The yield of the resulting bond portfolio provides a basis for the selected discount rate. An increase in the discount rate would reduce the future pension expense and, conversely, a decrease in the discount rate would increase the future pension expense.

1.4.16	Our businesses are subject to inherent risks, some for which we maintain third-party insurance and some for which we self-insure. We may incur losses and be subject to liability claims that could have a material adverse effect on our financial condition, results of operations or cash flows.

We maintain insurance policies that provide limited coverage for some, but not all, of the potential risks and liabilities associated with our businesses. The policies are subject to deductibles and exclusions that result in our retention of a level of risk on a self-insurance basis. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, we may not be able to renew our existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. Even where insurance coverage applies, insurers may contest their obligations to make payments. Our financial condition, results of operations and cash flows could be materially and adversely affected by losses and liabilities from un-insured or under-insured events, as well as by delays in the payment of insurance proceeds, or the failure by insurers to make payments. We also may incur costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations.

1.4.17	Our assumptions used to determine our self-insurance liability could be wrong and materially impact our business.

We evaluate our self-insurance liability based on historical claims experience, demographic factors, severity factors and other actuarial assumptions. However, if future occurrences and claims differ from these assumptions and historical trends, our business, financial results and financial condition could be materially impacted by claims and other expenses.

1.5	Risks Relating to Financing of the Business Combination

1.5.1	Diebold will incur a substantial amount of indebtedness (“Business Combination Financing”) to acquire the Wincor Nixdorf Ordinary Shares pursuant to the Offer and, as a result, will be highly leveraged. Diebold’s failure to meet its debt service obligations could have a material adverse effect on Diebold’s business, financial condition and results of operations.

We anticipate that we will need to borrow approximately $2.05 billion of Business Combination Financing to complete the Offer. As of September 30, 2015, on a pro forma basis after giving effect to (i) the Business Combination and Offer and the related Business Combination Financing and (ii) the refinancing of certain of Diebold’s and Wincor Nixdorf’s outstanding indebtedness at the time of closing, the total indebtedness of the combined company would have been approximately $2.3 billion, and we would have had undrawn commitments available for borrowings of an additional $520.0 million under our replacement credit facilities.

Diebold’s high level of indebtedness following the Business Combination could adversely affect Diebold’s operations and liquidity. Diebold’s anticipated level of indebtedness could, among other things:

•	make it more difficult for Diebold to pay or refinance its debts as they become due during adverse economic and industry conditions because Diebold may not have sufficient cash flows to make its scheduled debt payments;

•	cause Diebold to use a larger portion of its cash flow to fund interest and principal payments, reducing the availability of cash to fund working capital, capital expenditures, research and development and other business activities;

•	limit Diebold’s ability to take advantage of significant business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions;

•	cause Diebold to be more vulnerable to general adverse economic and industry conditions;

•	cause Diebold to be disadvantaged compared to competitors with less leverage;

•	result in a downgrade in the credit rating of Diebold or indebtedness of Diebold or its subsidiaries, which could increase the cost of borrowings; and

•	limit Diebold’s ability to borrow additional monies in the future to fund working capital, capital expenditures, research and development and other general corporate purposes.

In addition, the agreements governing our indebtedness contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all our debt.

We may also incur additional long-term debt and working capital lines of credit to meet future financing needs, which would increase our total indebtedness. Although the terms of our existing and future credit agreements and of the indentures governing our debt contain restrictions on the incurrence of additional debt, including secured debt, these restrictions are subject to a number of important exceptions and debt incurred in compliance with these restrictions could be substantial. If Diebold and its restricted subsidiaries incur significant additional debt, the related risks that Diebold faces could intensify.

1.5.2	We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. In addition, the terms of our existing or future debt arrangements may restrict us from effecting any of these alternatives.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations.

1.5.3	The terms of Diebold’s indebtedness restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The terms of the Business Combination Financing are expected to include covenants that restrict certain actions by Diebold and its subsidiaries, including limitations with respect to: mergers, consolidations and fundamental changes; sales of assets; investments and acquisitions; the granting of liens; transactions with affiliates; incurrence of indebtedness; restrictions on subsidiary distributions; hedge agreements; receivables indebtedness; restricted payments; certain payments of indebtedness; and amendments to organizational documents, in each case, subject to thresholds, exceptions and baskets agreed upon by Diebold and the other parties thereto.

In addition, the restrictive covenants in the credit agreement governing our new senior credit facility will require us to maintain specified financial ratios. Our ability to meet those financial ratios can be affected by events beyond our control, and we may be unable to meet them.

As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; and

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy. In addition, our financial results, our substantial indebtedness and our credit ratings could adversely affect the availability and terms of our financing.

1.5.4	Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our senior credit facilities are at variable rates of interest and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Assuming all loans are fully drawn, each quarter point change in interest rates would result in a $5.8 million change in annual interest expense on our indebtedness under our senior credit facilities. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

1.5.5	Diebold will incur substantial additional indebtedness in connection with the Business Combination, may not be able to refinance the bridge credit agreement on favorable terms, if drawn upon, and may not be able to meet all of its debt obligations.

In connection with the Business Combination, Diebold entered into the $500.0 million bridge credit agreement and the $1.84 billion bank credit agreement. Proceeds from the bank credit agreement and the anticipated issuance by Diebold of up to $500.0 million in aggregate principal amount of senior unsecured notes (or, if senior unsecured notes are not issued and sold prior to the Closing Date of the Business Combination, drawings under the bridge credit agreement) will be used to finance the cash consideration for the Business Combination and to pay fees and expenses incurred in connection with the Business Combination. As of September 30, 2015, on a pro forma basis after giving effect to (i) the Business Combination and Offer and the related Business Combination Financing and (ii) the refinancing of certain of Diebold’s and Wincor Nixdorf’s outstanding indebtedness at the time of closing, the total indebtedness of the combined company would have been approximately $2.3 billion. As of September 30, 2015, Diebold’s debt service obligations, comprised of principal and interest (excluding capital leases and equipment notes), during the next 12 months would, in the absence of the Business Combination, have been approximately $219.0 million. If Diebold finances the Business Combination by drawing on the bridge credit agreement, based on assumed interest rates, leverage ratios and credit ratings, the combined company’s debt service obligations, comprised of principal and interest (excluding capital leases and equipment notes), during the 12 months following the completion of the Business Combination is expected to be approximately $185.0 million. As a result of this increase in debt, demands on the combined company’s cash resources will increase after the completion of the Business Combination. The increased level of debt could, among other things:

•	require the combined company to dedicate a large portion of its cash flow from operations to the servicing and repayment of its debt, thereby reducing funds available for working capital, capital expenditures, research and development expenditures and other general corporate requirements;

•	limit the combined company’s ability to obtain additional financing to fund future working capital, capital expenditures, research and development expenditures and other general corporate requirements;

•	limit the combined company’s flexibility in planning for, or reacting to, changes in its business and the industry in which Diebold operates;

•	restrict the combined company’s ability to make strategic acquisitions or dispositions or to exploit business opportunities;

•	place the combined company at a competitive disadvantage compared to its competitors that have less debt;

•	adversely affect the combined company’s credit rating, with the result that the cost of servicing the combined company’s indebtedness might increase;

•	adversely affect the market price of Diebold Common Shares; and

•	limit the combined company’s ability to apply proceeds from an offering or asset sale to purposes other than the servicing and repayment of debt.

If Diebold is unable to obtain alternate financing through senior unsecured notes, it is unlikely that it will be able to repay the outstanding amounts under the unsecured bridge loan at initial maturity on the 364th day after completion of the Business Combination. Any debt incurred to refinance the bridge loan may be on unfavorable terms.

1.5.6	All of our debt obligations, and any future indebtedness we may incur, will have priority over Diebold’s common shares with respect to payment in the event of a liquidation, dissolution or winding-up.

In any liquidation, dissolution or winding-up of Diebold, the Diebold Common Shares would rank below all debt claims against Diebold. In addition, any convertible or exchangeable securities or other equity securities that we may issue in the future may have rights, preferences and privileges more favorable than those of the Diebold Common Shares. As a result, holders of Diebold Common Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of equity securities that rank senior to the Diebold Common Shares have been satisfied.

1.5.7	The consummation of the Offer may result in ratings organizations and/or securities analysts taking actions, which may adversely affect Diebold’s business, financial condition and operating results, as well as the market price of Diebold Common Shares.

Diebold’s current corporate credit rating is Ba3 for Moody’s Investors Service and BB- for Standard and Poor’s. In connection with the consummation of the Offer and the Business Combination, one or more of these ratings agencies may re-evaluate Diebold’s ratings. A downgrade may increase Diebold’s cost of borrowing, may negatively impact Diebold’s ability to raise additional debt capital, may negatively impact Diebold’s ability to successfully compete in the marketplace and may negatively impact the willingness of counterparties to deal with Diebold, each of which could have a material adverse effect on the business, financial condition and results of operations of Diebold and the market value of Diebold Common Shares.

In addition, the trading market for Diebold Common Shares depends in part on the research and reports that third-party securities analysts publish about Diebold and its industry. In connection with the consummation of the Offer, one or more of these analysts could downgrade the Diebold Common Shares or issue other negative commentary about Diebold or its industry, which could cause the trading price of Diebold Common Shares to decline.

1.6	Risks Relating to Investing and Ownership of Diebold Common Shares

1.6.1	Wincor Nixdorf shareholders and Diebold shareholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

Following the completion of the Business Combination, Wincor Nixdorf shareholders and Diebold shareholders will own a smaller percentage of Diebold than they currently own of Diebold and Wincor Nixdorf, respectively. We estimate that upon completion of the Offer, and assuming that all of the outstanding Wincor Nixdorf Ordinary Shares are validly tendered in the Offer and not properly withdrawn, former Wincor Nixdorf shareholders will own approximately 16.6 percent of the outstanding common shares of Diebold. Consequently, while Diebold shareholders, as a group, will have reduced ownership and voting power in Diebold, but will, as a group, own a majority interest of the voting shares in Diebold, Wincor Nixdorf shareholders, as a group, will own a minority of the voting shares in Diebold, and will have reduced voting power in Diebold compared to their ownership and voting power in Wincor Nixdorf.

1.6.2	The market price for Diebold Common Shares will be affected by factors different from those that historically have affected Wincor Nixdorf Ordinary Shares.

Following the completion of the Business Combination, Wincor Nixdorf shareholders will become shareholders of Diebold. Diebold’s business will differ from that of Wincor Nixdorf, and, accordingly, the results of operations of Diebold will be affected by certain factors that are different from those currently affecting the results of operations of Wincor Nixdorf.

1.6.3	There is no assurance that Diebold will continue to pay dividends following the Business Combination.

Although Diebold has paid dividends on its common shares in the past, there is no assurance that Diebold will continue to pay dividends at the same rate or at all after the Business Combination. The declaration and payment of future dividends, as well as the amount thereof, are subject to the declaration by Diebold’s board of directors. The amount and size of any future dividends will depend on Diebold’s results of operations, financial condition, capital levels, cash requirements, future prospects and other factors.

1.6.4	Our maintenance of two exchange listings may adversely affect liquidity in the market for Diebold Common Shares and could result in pricing differentials of Diebold Common Shares between the two exchanges. Index funds may sell Diebold Common Shares which they receive in the Offer.

Diebold Common Shares currently trade on the New York Stock Exchange (“NYSE”) and Wincor Nixdorf Ordinary Shares currently trade on the Frankfurt Stock Exchange. Diebold will apply to list the Diebold Common Shares issued to Wincor Nixdorf shareholders on the NYSE. In connection with the Business Combination, Diebold will also apply to list all Diebold Common Shares on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with a concurrent listing in the subsegment of the regulated market with additional post-admission obligations (Prime Standard), such that the Diebold Common Shares issued to Wincor Nixdorf shareholders will be fully fungible with the existing Diebold Common Shares, including with respect to dividend entitlements. We cannot predict how trading will develop in these two markets. The dual listing of Diebold Common Shares may split trading between the two markets and adversely affect the liquidity of the shares in one or both markets and may result in price differentials between the exchanges. Differences in the trading schedules, as well as volatility in the exchange rate of the two trading currencies, among other factors, may result in different trading prices for Diebold Common Shares on the two exchanges. In addition, Diebold Common Shares will not be listed on any stock index in Germany. Therefore, index funds and other institutional investors whose investments mirror indexes in which Wincor Nixdorf Ordinary Shares are currently included, such as the MDAX, might be required to sell Diebold Common Shares which they receive in exchange for their Wincor Nixdorf Ordinary Shares. This could have a negative impact on the price of Diebold Common Shares.

1.6.5	The rights and responsibilities of the shareholders of Diebold will be governed by Ohio law and Diebold’s articles of incorporation and code of regulations, which will differ in some respects from the rights and responsibilities of shareholders under German law and the current organizational documents of Wincor Nixdorf.

Following the completion of the Business Combination, Diebold’s corporate affairs will be governed by its articles of incorporation, its code of regulations and the laws governing companies incorporated in Ohio. The rights of Diebold’s shareholders and the responsibilities of members of Diebold’s board of directors under Ohio law will differ from the rights of shareholders and the responsibilities of the management board and the supervisory board of Wincor Nixdorf under German law.

It may be difficult for former holders of common shares of Wincor Nixdorf who are not familiar with Ohio corporate law and U.S. market practice to exercise their shareholder rights due to foreign legal concepts, language and customs. In addition, Diebold’s shareholder meetings may be held in Ohio, and it may therefore be expensive and otherwise burdensome to attend these meetings in person (for those shareholders who prefer to vote their shares in person as opposed to by proxy), in particular for shareholders who reside outside of the U.S. These aspects could have a material adverse effect on the value of Diebold’s common shares and could materially impact the rights of shareholders.

1.6.6	Anti-takeover provisions could make it more difficult for a third party to acquire us.

Certain provisions of our charter documents, including provisions limiting the ability of shareholders to raise matters at a meeting of shareholders without giving advance notice and permitting cumulative voting, may make it more difficult for a third party to gain control of our board of directors and may have the effect of delaying or preventing changes in our control or management. This could have an adverse effect on the market price of our common shares. Additionally, Ohio corporate law provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed control share acquisition, as defined in the Ohio Revised Code (“ORC”). Assuming compliance with the prescribed notice and information filings, a proposed control share acquisition may be made only if, at a special meeting of shareholders, the acquisition is approved by both a majority of our voting power represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the interested shares, as defined in the ORC. The application of these provisions of the ORC also could have the effect of delaying or preventing a change of control.

1.7	Regulatory and Legal Risks Pertaining to Diebold

1.7.1	An adverse determination that our services, products or manufacturing processes infringe the intellectual property rights of others, an adverse determination that a competitor has infringed our intellectual property rights or our failure to enforce our intellectual property rights could have a materially adverse effect on our business, operating results or financial condition.

As is common in any high technology industry, others have asserted from time to time, and may assert in the future, that our services, products or manufacturing processes infringe their intellectual property rights.

A court determination that our services, products or manufacturing processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our services, products and/or manufacturing processes. We are unable to predict the outcome of assertions of infringement made against us.

We also seek to enforce our intellectual property rights against infringement. In October 2015, we filed a complaint with the U.S. International Trade Commission and the U.S. District Court for the Northern District of Ohio alleging that Nautilus Hyosung Inc., and its subsidiary Nautilus Hyosung America Inc., infringe Diebold patents in certain ATMs. The complaints allege that Hyosung has infringed upon six Diebold patents which relate to key features in Hyosung products. We cannot predict the outcome of actions to enforce our intellectual property rights, and, although we seek to enforce our intellectual property rights, we cannot guarantee that we will be successful in doing so. Any of the foregoing could have a materially adverse effect on our business, operating results or financial condition.

1.7.2	Changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

New laws or regulations, or changes in existing laws or regulations or the manner of their interpretation or enforcement, could increase our cost of doing business and restrict our ability to operate our business or execute our strategies. This includes, among other things, the possible taxation under U.S. law of certain income from foreign operations, compliance costs and enforcement under the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) and costs associated with complying with the Patient Protection and Affordable Care Act of 2010 and the regulations promulgated thereunder. For example, under Section 1502 of the Dodd-Frank Act, the SEC has adopted additional disclosure requirements related to the source of certain “conflict minerals” for issuers for which such “conflict minerals” are necessary to the functionality or product manufactured, or contracted to be manufactured, by that issuer. The metals covered by the rules include tin, tantalum, tungsten and gold, commonly referred to as “3TG.” Our suppliers may use some or all of these materials in their production processes. The SEC’s rules require us to perform supply chain due diligence on every member of our supply chain, including the mine owner and operator. Global supply chains can have multiple layers, thus the costs of complying with these requirements could be substantial. These requirements may also reduce the number of suppliers who provide conflict free metals, and may affect our ability to obtain products in sufficient quantities or at competitive prices. Compliance costs and the unavailability of raw materials could have a material adverse effect on our results of operations. As another example, the customs authority in Thailand has unilaterally changed its position with respect to its obligations under the World Trade Organization’s International Technology Agreement (“ITA”), which provides duty-free treatment for the importation of ATMs into Thailand from other member countries that have signed the ITA.

1.7.3	Any actions or other governmental investigations or proceedings related to or arising from the matters that resulted in our previous settlements could result in substantial costs to defend enforcement or other related actions that could have a materially adverse effect on our business, operating results or financial condition.

Diebold had previously reached an agreement in 2009 with the staff of the SEC to settle civil charges stemming from the staff’s enforcement inquiry and an agreement with the staff of the SEC and Department of Justice to settle the FCPA review in 2013. We could incur substantial additional costs to defend and resolve third-party litigation or other governmental actions, investigations or proceedings arising out of, or related to, the completed investigations or these settlements. The diversion of resources to address issues arising out of any such third-party or governmental actions may harm our business, operating results and financial condition in the future.

1.8	Risks Relating to Wincor Nixdorf’s Businesses

1.8.1	Wincor Nixdorf’s business, financial condition and results of operations may be negatively affected by the uncertainties of global economic, credit and political conditions.

Wincor Nixdorf’s business is sensitive to the strength of global economic and credit conditions, particularly as they affect the financial services and retail sectors of the economy in various parts of the world. Economic and credit conditions are influenced by a number of factors, including consumer confidence, unemployment levels, interest rates, foreign exchange rates, and the effects of government actions to address sovereign debt issues, improve global credit markets and generally stimulate economic growth. Slower growth in emerging markets can particularly have an adverse effect on Wincor Nixdorf’s results. Negative global economic conditions also may have a material effect on Wincor Nixdorf’s customers’ ability to obtain financing for the purchase of Wincor Nixdorf’s products and services, which could adversely affect Wincor Nixdorf’s operating results.

Global economic conditions are influenced by reduced levels of capital expenditures, declining levels of consumer and business confidence, increasing unemployment in certain countries, fluctuating commodity prices, bankruptcies, natural disasters, political crises, imminent social unrest and other challenges. Numerous other factors, such as fluctuations in energy and raw material prices, as well as global political conflicts, including those in the Middle East, North Africa and other regions, continue to impact macroeconomic parameters and the international capital and credit markets. The uncertainty of economic and political conditions can have a material adverse impact on Wincor Nixdorf’s business, financial condition and results of operations.

If Wincor Nixdorf is not successful in adapting its production and cost structure to subsequent changes to conditions in the markets in which Wincor Nixdorf operates, there can be no assurance that Wincor Nixdorf will not experience adverse effects that may be material to its business, financial condition and results of operations. For example, uncertain economic conditions could cause Wincor Nixdorf’s customers to modify, delay or cancel plans to purchase Wincor Nixdorf’s products and services or to execute transactions. Furthermore, prices may decline as a result of adverse market conditions to a greater extent than currently anticipated. In addition, contracted payment terms, especially regarding the level of advance payments by customers relating to long-term projects, may become less favorable, which could negatively impact cash flows. Additionally, if customers are not successful in generating sufficient revenue or securing access to the capital markets, they may not be able to pay, or may delay payment of, the amounts they owe Wincor Nixdorf, which may adversely affect Wincor Nixdorf’s business, financial condition and results of operations.

1.8.2	Competition in the industries that Wincor Nixdorf targets is intense, and any failure to compete effectively would have an adverse effect on Wincor Nixdorf’s business.

Wincor Nixdorf operates in industries which are intensely competitive. The information technology industry is characterized by rapidly changing technology, increasing levels of digitalization, evolving industry standards, frequent new product introductions, price and cost reductions, and increasingly greater commoditization of products, making differentiation difficult. Some of Wincor Nixdorf’s competitors are extremely large companies, some of which have more financial and technical resources, or more widespread distribution and market penetration for their platforms and service offerings, than Wincor Nixdorf. In addition, Wincor Nixdorf competes with smaller companies in specific niche portions of the retail banking and retail industries.

Wincor Nixdorf’s future competitive performance and market position depend on a number of factors, including its ability to:

•	react to competitive product and pricing pressures;

•	penetrate and meet the changing competitive requirements and deliverables in developing and emerging markets, such as Russia;

•	cross-sell additional products and services to its existing customer base;

•	rapidly and continually design, develop and market, or otherwise maintain and introduce, innovative solutions and related products and services that are competitive in the marketplace;

•	react on a timely basis to shifts in market demands;

•	reduce costs without creating operating inefficiencies or impairing product or service quality;

•	maintain competitive operating margins;

•	improve product and service delivery quality; and

•	effectively market and sell all of its products.

In the vast majority of countries where Wincor Nixdorf conducts business, Wincor Nixdorf faces substantial competition from local providers that offer competing services and products. Some of these companies may have a dominant market share in their territories and may be owned by local stakeholders. This could give them a competitive advantage. Local providers of competing services and products may also have a substantial advantage in attracting customers in their countries due to more established branding in that country, greater knowledge with respect to the tastes and preferences of customers residing in that country and/or their focus on a single market.

Wincor Nixdorf’s business and operating performance also could be impacted by external competitive pressures, such as increasing price erosion and the entry of new competitors into its existing product and geographic markets. The impact of these product and pricing pressures could include lower customer satisfaction, decreased demand for Wincor Nixdorf’s products and services, loss of market share and reduction of operating profits.

1.8.3	Wincor Nixdorf’s ability to anticipate and respond to changing industry trends and the needs and preferences of its customers may affect Wincor Nixdorf’s competitiveness or demand for its products, which may adversely affect Wincor Nixdorf’s operating results.

The industries in which Wincor Nixdorf operates are subject to rapid technological advancements, new products and services, including mobile payment applications, an evolving competitive landscape, developing industry standards, and changing customer needs and preferences. Wincor Nixdorf expects that new services and technologies applicable to the banking and retail industries will continue to emerge. These changes in technology may limit the competitiveness of and demand for Wincor Nixdorf’s products and services. Also, Wincor Nixdorf’s customers and their clients continue to adopt new technologies for business and personal uses. Wincor Nixdorf must anticipate and respond to these changes in order to remain competitive within its relative markets. In addition, customers’ and their clients’ potential negative reaction to Wincor Nixdorf’s products and services can spread quickly through social media and damage Wincor Nixdorf’s reputation before it has the opportunity to respond. If Wincor Nixdorf is unable to anticipate or respond to technological changes or evolving industry standards on a timely basis, its ability to remain competitive could be materially adversely affected.

The development process for Wincor Nixdorf’s products and services requires high levels of innovation from its research and development and product development teams and suppliers of the components embedded or incorporated in its products and services. In addition, Wincor Nixdorf may need to build or expand, and maintain, infrastructure in order to support certain of its products and services. The development process also can be lengthy and costly, and requires Wincor Nixdorf to commit a significant amount of resources to bring its business solutions to market. If Wincor Nixdorf is unable to anticipate its customers’ needs and technological and industry trends accurately, or is otherwise unable to complete development efficiently, Wincor Nixdorf would be unable to introduce new products and services into the market on a timely basis, if at all, and its business and operating results could be impacted. Likewise, Wincor Nixdorf sometimes makes assurances to customers regarding the operability and specifications of new technologies, and its results could be impacted if it is unable to deliver such technologies, or if such technologies do not perform as planned. Once Wincor Nixdorf has developed new products and services, if it cannot successfully market and sell those products and services, its business and operating results could be impacted.

1.8.4	Any failure to retain major existing customers or to obtain new customers on favorable terms could adversely affect Wincor Nixdorf’s results of operations and financial condition.

Wincor Nixdorf’s business depends on satisfying its current customers and winning new customers on favorable terms. Wincor Nixdorf may from time to time face pricing pressure in obtaining and retaining larger customers. Competitors may offer more attractive pricing to Wincor Nixdorf’s current and prospective customers or other services that it does not offer. Larger customers may be able to negotiate lower prices. They may also reduce services if they decide to move services in-house. Further, some customers may exert pricing pressure due to pricing competition or other economic needs or pressures such customers experience from their own customers. On some occasions, this pricing pressure may result in lower revenue from a customer than had been anticipated. The loss of one or more significant customers, or a reduction in revenue from one or more major customers, could result in an adverse effect on Wincor Nixdorf’s business, operating results, and financial condition.

For some potential customers, switching from one vendor (or from an internally-developed system) to a new vendor is a significant undertaking. As a result, potential customers often resist change. There can be no assurance that Wincor Nixdorf’s strategies for overcoming potential customers’ reluctance to change vendors will be successful and this resistance could adversely affect Wincor Nixdorf’s growth.

1.8.5	Wincor Nixdorf’s net sales and operating results may fluctuate.

Wincor Nixdorf’s net sales and operating results may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which are not within Wincor Nixdorf’s control. Revenues and operating results for any future period are not predictable with any significant degree of certainty. Fluctuations in Wincor Nixdorf’s operating results and financial condition may occur due to a number of factors, including, but not limited to, those listed below:

•	the mix of products that Wincor Nixdorf sells during any period;

•	the entry of new competitors into Wincor Nixdorf’s markets;

•	development of new competitive products or services by others;

•	changes in Wincor Nixdorf’s pricing policies or those of Wincor Nixdorf’s competitors, including Wincor Nixdorf’s responses to price competition;

•	delays between Wincor Nixdorf’s expenditures to develop and market new or enhanced products and services and the generation of sales from those products and services;

•	changes in the amount Wincor Nixdorf spends for marketing and other efforts;

•	delays between Wincor Nixdorf’s expenditures to develop, acquire or license new technologies and processes, and the generation of sales related thereto;

•	changes in the cost of satisfying Wincor Nixdorf’s warranty obligations;

•	Wincor Nixdorf’s level of research and development activities and their associated costs and rates of success;

•	changes in the size and complexity of Wincor Nixdorf’s organization, including operations outside of Europe;

•	major changes in expenses or timing in the delivery of complex customer projects in the high end services portfolio;

•	interruptions to or other problems with Wincor Nixdorf’s information technology systems, manufacturing processes or other operations;

•	general economic and industry conditions;

•	changes in accounting rules and tax laws; and

•	changes in interest rates that affect returns on Wincor Nixdorf’s cash balances and short-term investments.

1.8.6	Wincor Nixdorf’s operating results could be negatively impacted if it is unsuccessful in transforming its business model.

Beginning in the fiscal year ended September 30, 2015, Wincor Nixdorf began to shift its business model to focus increasingly on sales of higher margin software and service product offerings. Wincor Nixdorf’s ability to successfully grow its software and services businesses depends on a number of different factors, among others, including market acceptance of its software solutions and expanding its services capabilities and geographic coverage. In addition, development of these businesses may require increased capital and research and development expenses and resource allocation, and these costs may reduce Wincor Nixdorf’s gross margins and the return on these investments may be lower, or may develop more slowly, than expected. If Wincor Nixdorf is not successful in growing its software and services businesses and expanding its customer base at the rate that is anticipated, Wincor Nixdorf may not meet its growth and gross margin expectations, and operating results could be negatively impacted.

In particular, beginning in the fiscal year ended September 30, 2015, Wincor Nixdorf took a series of realignment and restructuring steps under its Delta Program aimed at evolving Wincor Nixdorf into a software and IT services company and improving Wincor Nixdorf’s margins and profitability. There can be no assurance that Wincor Nixdorf’s proposed restructuring will be sufficient to achieve the desired levels of profitability. If Wincor Nixdorf’s proposed restructuring does not achieve its aims, Wincor Nixdorf may be required to take additional restructuring actions which could further reduce its profitability and margins.

1.8.7	If Wincor Nixdorf does not control its operating expenses, it will not be able to compete effectively in its industry.

Wincor Nixdorf continually seeks to make its cost structure and business processes more efficient. Wincor Nixdorf is focused on increasing workforce flexibility and scalability, and improving overall competitiveness by leveraging its global capabilities. Its strategy involves, to a substantial degree, increasing revenue and product volume while at the same time controlling operating expenses. If Wincor Nixdorf does not control its operating expenses, its ability to compete in the marketplace may be impaired. The reduction of personnel in connection with its restructuring could result in disruptions that affect Wincor Nixdorf’s products and customer service. In addition, Wincor Nixdorf’s efforts to make its operations more efficient through its current restructuring are expected to result in restructuring and other charges.

1.8.8	Defects, errors, installation difficulties or development delays could expose Wincor Nixdorf to potential liability, harm its reputation and negatively impact its business.

Many of Wincor Nixdorf’s products are sophisticated and complex, and despite testing and quality control, Wincor Nixdorf cannot be certain that defects or errors will not be found in current versions or new versions of its products. If Wincor Nixdorf’s products contain undetected defects or errors, or otherwise fail to meet its customers’ expectations, Wincor Nixdorf could face the loss of customers and additional development or delivery-related costs. If defects or errors delay product installation or make it more difficult, Wincor Nixdorf could experience delays in customer acceptance, or if its products require significant amounts of customer support, it could result in incremental costs to Wincor Nixdorf. In addition, customers may deploy Wincor Nixdorf’s software in both standard and non-standard configurations in different environments with different computer platforms, system management software and equipment and networking configurations, which may increase the likelihood of technical difficulties. Wincor Nixdorf’s products may need to be integrated with other components or software, and, in the event that there are defects or errors, it may be difficult to determine the origin of such defects or errors. If any of these risks materialize, they could result in additional costs and expenses, exposure to liability claims, diversion of technical and other resources to engage in remediation efforts, loss of customers or negative publicity, each of which could impact Wincor Nixdorf’s business and operating results.

1.8.9	Wincor Nixdorf’s multinational operations, including its business operations in emerging markets, expose Wincor Nixdorf to business and legal risks.

For the year ended September 30, 2015, approximately 68.1 percent of Wincor Nixdorf’s net sales were generated in Europe. The Asia/Pacific/Africa region accounted for 19.8 percent and the Americas accounted for 12.1 percent. Wincor Nixdorf’s global operations, including in emerging markets, is subject to risks, which include, among others:

•	political conditions and local regulations that could adversely affect demand for Wincor Nixdorf’s products and services, or Wincor Nixdorf’s ability to access funds and resources, or Wincor Nixdorf’s ability to sell products in these markets;

•	the impact of a downturn in the global economy, or in regional economies, on demand for Wincor Nixdorf’s products and services;

•	the impact of ongoing and future sovereign debt, economic and credit conditions on the stability of national and regional economies and industries within those economies;

•	currency exchange rate fluctuations that could result in lower demand for Wincor Nixdorf’s products as well as generate currency translation losses;

•	changes to and compliance with a variety of laws and regulations that may increase the cost of doing business or otherwise prevent Wincor Nixdorf from effectively competing internationally;

•	government uncertainty, including as a result of new laws and regulations or changes to existing laws and regulations;

•	the institution of, or changes to, trade protection measures, currency restrictions, and import or export licensing requirements;

•	the successful implementation and use of systems, procedures and controls to monitor operations in non-U.S. markets;

•	changing competitive requirements and deliverables in developing and emerging markets;

•	work stoppages and other labor conditions or issues;

•	disruptions in transportation and shipping infrastructure;

•	potentially longer sales and payment cycles;

•	potentially greater difficulties in collecting accounts receivable;

•	challenges in providing products and services across a significant distance, in different languages and among different cultures;

•	operating in countries with a higher incidence of corruption and fraudulent business practices;

•	costs and difficulties of customizing products for different foreign countries;

•	conflict and overlap among tax regimes;

•	possible tax constraints impeding business operations in certain countries;

•	expenses associated with the localization of products and compliance with local regulatory requirements;

•	discriminatory or conflicting fiscal policies;

•	operational difficulties in countries with a high corruption perceptions index;

•	protectionist trade policies and regulations for import and export;

•	works councils, labor unions and immigration laws in different countries;

•	data protection and privacy in regard to access by governmental authorities to customer, partner or employee data;

•	difficulties enforcing intellectual property and contractual rights in certain jurisdictions;

•	tariffs, trade barriers and other regulatory or contractual limitations on Wincor Nixdorf’s ability to sell or develop its products in certain foreign markets; and

•	the impact of civil unrest relating to war and terrorist activity on the economy or markets in general, or on Wincor Nixdorf’s ability, or the ability of its suppliers, to meet commitments.

In addition, the application of the laws and regulations of countries where Wincor Nixdorf operates to Wincor Nixdorf’s business is sometimes unclear, subject to change over time, and sometimes may conflict between different jurisdictions. Additionally, these laws and governments’ approach to enforcement, as well as Wincor Nixdorf’s products and services, are continuing to change and evolve. Compliance with these types of regulations may involve significant costs or require changes in products or business practices. Non-compliance could result in penalties being imposed on Wincor Nixdorf or orders that Wincor Nixdorf stop the alleged noncompliant activity. One or more of these factors could have an adverse effect on Wincor Nixdorf’s operations globally or in one or more countries or regions, which could have an adverse effect on Wincor Nixdorf’s business, financial position, profit, and cash flows.

1.8.10	Wincor Nixdorf may expand operations into international markets in which it may have limited experience or rely on business partners.

Wincor Nixdorf continually seeks to expand its services and products into new international markets. As Wincor Nixdorf expands into new international markets, it may have only limited experience in marketing and operating services and products in such markets. In other instances, Wincor Nixdorf may rely on the efforts and abilities of foreign business partners in such markets. Certain international markets may be slower than Wincor Nixdorf’s domestic markets in adopting Wincor Nixdorf’s services and products, and its operations in international markets may not develop at a rate that supports Wincor Nixdorf’s level of investment. Further, violations of laws by Wincor Nixdorf’s foreign business partners, or allegations of such violations, could disrupt its business and result in financial penalties and other consequences that may have a material adverse effect on Wincor Nixdorf’s business, financial condition or results of operations.

1.8.11	Wincor Nixdorf’s new products and product enhancements may not be successful, could increase Wincor Nixdorf’s costs and could reduce customer demand.

To achieve market acceptance and high customer satisfaction, new products and product enhancements often require long development and testing periods. Development work and market introductions are subject to risks. For example, products might not completely meet Wincor Nixdorf’s stringent high-quality standards, including security standards, might not fulfill market needs or customer expectations, or might not comply with local standards and requirements. Therefore, market launches, entering new markets, or the introduction of new innovations could be delayed or unsuccessful.

In addition, new products, including third-party technologies Wincor Nixdorf has licensed and open source software components used in those products, could contain undetected defects or they might not be mature enough from the customer’s point of view for business-critical solutions. The detection and correction of any defects especially after shipment could be expensive and time-consuming and Wincor Nixdorf might not be able to meet the expectations of customers regarding time and quality in the defect resolution process. In some circumstances, Wincor Nixdorf might not be in a position to rectify such defects or entirely meet the expectations of customers, specifically as Wincor Nixdorf is expanding its product portfolio into additional markets. As a result, Wincor Nixdorf might be faced with customer claims for cash refunds, damages, replacement software, or other concessions. The risk of defects and their adverse consequences could increase as Wincor Nixdorf seeks to introduce a variety of new and complex software products simultaneously. Significant undetected defects or delays in introducing new products or product enhancements could affect market acceptance of its software products and could have an adverse effect on its reputation, business, financial position, profit, and cash flows.

The use of existing software products by customers in business-critical solutions and processes and the relative complexity and technical interdependency of Wincor Nixdorf’s software products create a risk that customers or third parties may pursue warranty, performance, or other claims against Wincor Nixdorf for actual or alleged defects in Wincor Nixdorf’s software products, in its provision of services, or in its application hosting services. Wincor Nixdorf has in the past been, and may in the future be, subject to warranty, performance, or other similar claims. In addition, regardless of the merits of a claim, such claim could entail substantial expense and require the devotion of significant time and attention by key management personnel. Publicity surrounding such claims could affect Wincor Nixdorf’s reputation and the demand for its software.

1.8.12	Wincor Nixdorf’s historical and ongoing manufacturing activities subject Wincor Nixdorf to environmental exposures and other potential liabilities.

Wincor Nixdorf’s facilities and operations are subject to a wide range of environmental protection laws, and its products are subject to environmental laws in a number of jurisdictions. Given the uncertainties inherent in such activities, there can be no assurances that the costs required to comply with applicable environmental laws will not impact future operating results. In addition, accidents or other incidents that occur at Wincor Nixdorf’s facilities or involve its personnel or operations could result in claims for damages against Wincor Nixdorf. Furthermore, in the event Wincor Nixdorf is found to be financially responsible, as a result of environmental or other laws or by court order, for environmental damages alleged to have been caused by Wincor Nixdorf or occurring on Wincor Nixdorf’s premises, Wincor Nixdorf could be required to pay substantial monetary damages or undertake expensive remedial obligations. The amount of any costs, including fines or damages payments that Wincor Nixdorf might incur under such circumstances, could substantially exceed any insurance Wincor Nixdorf has to cover such losses. Any of these events, alone or in combination, could have a material adverse effect on Wincor Nixdorf’s business, financial condition and results of operations and could adversely affect Wincor Nixdorf’s reputation.

1.8.13	Wincor Nixdorf is highly dependent upon sales to certain industries.

Wincor Nixdorf generates approximately two-thirds of its total net revenue from the retail banking sector and approximately one-third from the retail sector. To the extent either of these industries experiences a downturn and Wincor Nixdorf is unable to penetrate and expand into other industries, Wincor Nixdorf’s results of operations may be adversely affected. Additionally, if any of these industries develops new technologies or alternatives to Wincor Nixdorf’s hardware or software products, Wincor Nixdorf’s results of operations could be adversely affected.

1.8.14	Consolidation in the banking and financial services industry could adversely affect Wincor Nixdorf’s revenues by eliminating existing or potential customers and making Wincor Nixdorf more dependent on a more limited number of customers.

In recent years, there have been a number of mergers and consolidations in the banking and financial services industry. Mergers and consolidations of financial institutions reduce the number of Wincor Nixdorf’s customers and potential customers, which could adversely affect its revenues. Further, if Wincor Nixdorf’s customers fail, or merge with or are acquired by other entities that are not its customers or that use fewer of its services, they may discontinue or reduce their use of its services. It is also possible that the larger banks or financial institutions resulting from mergers or consolidations would have greater leverage in negotiating terms with Wincor Nixdorf or could decide to perform in-house some or all of the services which Wincor Nixdorf currently provides or could provide. Any of these developments could have a material adverse effect on Wincor Nixdorf’s business, financial condition and results of operations.

1.8.15	Social and political instability caused by state-based conflicts, terrorist attacks, civil unrest, war, or international hostilities, as well as pandemic disease outbreaks or natural disasters, could disrupt Wincor Nixdorf’s business operations.

Terrorist attacks and other acts of violence or war, civil and political unrest (such as in the Middle East, in the Ukraine, and in certain parts of Africa), natural disasters (such as hurricanes, flooding, or similar events) or pandemic diseases (such as Ebola) could have a significant adverse effect on the related economy or beyond. Such an event could lead, for example, to the disruption or disablement of operations at certain of Wincor Nixdorf’s locations, and could affect its ability to provide business services and maintain effective business operations. Furthermore, this could have a significant adverse effect on Wincor Nixdorf’s suppliers as well as its customers and their investment decisions, which could have an adverse effect on Wincor Nixdorf’s reputation, business, financial position, profit, and cash flows.

1.8.16	Wincor Nixdorf’s sales are subject to seasonal fluctuation.

Wincor Nixdorf’s sales vary from quarter to quarter, with lower net sales in its second and third quarters (January 1 to June 30) and higher net sales in the first quarter (October 1 to December 31) and the fourth quarter (July 1 to September 30). Such seasonality also causes Wincor Nixdorf’s working capital cash flow requirements to vary from quarter to quarter depending on variability in the volume, timing and mix of product sales. In addition, revenue in the last month of each quarter is typically higher than in the first and second months of each quarter.

1.8.17	Wincor Nixdorf is exposed to the risk of currency and interest rate fluctuations.

Wincor Nixdorf’s net sales and operating profit are subject to variability due to the effects of foreign currency fluctuations against the euro. Wincor Nixdorf has exposure principally to the U.S. dollar. In general, appreciation of the euro relative to another currency has an adverse effect while depreciation of the euro relative to another currency has a positive effect. Wincor Nixdorf endeavors to mitigate the effects of currency and interest rate fluctuations through the use of currency forward contracts, but significant currency and interest rate fluctuations could adversely affect Wincor Nixdorf’s business, results of operations and financial condition.

Wincor Nixdorf endeavors to mitigate the effects of interest rate fluctuations, but significant interest rate fluctuations could adversely affect Wincor Nixdorf’s business, results of operations and financial condition. Borrowings under Wincor Nixdorf’s syndicated loan facility are at variable rates of interest and expose Wincor Nixdorf to interest rate risk. If interest rates were to increase, Wincor Nixdorf’s debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and Wincor Nixdorf’s profit and cash flows, including cash available for servicing its indebtedness, would correspondingly decrease.

1.8.18	Wincor Nixdorf will be significantly harmed unless it can obtain patent protection for its products or otherwise protect its intellectual property.

It is critical to Wincor Nixdorf’s continued development of products that it be able to protect and enhance its proprietary rights in its intellectual property through patent, copyright, trademark and trade secret laws. These efforts include protection of the products and the application, diagnostic and other software Wincor Nixdorf develops. To the extent Wincor Nixdorf is not successful in protecting its proprietary rights, its business could be adversely impacted. Also, some of Wincor Nixdorf product offerings rely on technologies developed by others, and if Wincor Nixdorf is unable to continue to obtain licenses for such technologies, its business could be adversely impacted.

Despite Wincor Nixdorf’s efforts to protect its proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose Wincor Nixdorf’s technologies, inventions, processes or improvements. Wincor Nixdorf cannot assure you that any of its existing or future patents or other intellectual property rights will be enforceable, will not be challenged, invalidated or circumvented, or will otherwise provide Wincor Nixdorf with meaningful protection or any competitive advantage. In addition, Wincor Nixdorf’s pending patent applications may not be granted, and Wincor Nixdorf may not be able to obtain foreign patents or elect to file applications corresponding to its E.U. and/or U.S. patents. The laws of certain countries outside the European Union and the United States may not provide the same level of patent protection as in the European Union and the United States, and even if Wincor Nixdorf asserts its patents or obtains additional patents in countries outside of the United States and the European Union, effective enforcement of such patents may not be available. If Wincor Nixdorf’s patents do not adequately protect its technology, Wincor Nixdorf’s competitors may be able to offer additive manufacturing systems or other products similar to Wincor Nixdorf’s products. Competitors may also be able to develop similar technology independently or design around Wincor Nixdorf’s patents, and Wincor Nixdorf may not be able to detect the unauthorized use of its proprietary technology or take appropriate steps to prevent such use. Any of the foregoing events would lead to increased competition and lower revenues or gross margins, which could adversely affect Wincor Nixdorf’s operating results.

In addition, while Wincor Nixdorf may enter into confidentiality and invention assignment agreements intended to protect such rights, such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated. Such agreements may be breached and confidential information may be willfully or unintentionally disclosed, or Wincor Nixdorf’s competitors or other parties may learn of the information in some other way. Since Wincor Nixdorf cannot legally prevent one or more other companies from developing similar or identical technology to its unpatented technology, it is likely that, over time, one or more other companies may be able to replicate Wincor Nixdorf’s technology, thereby reducing its technological advantages. Also, patents are jurisdictional in nature and therefore offer protection only in certain markets, rather than globally. If Wincor Nixdorf does not protect its technology or is unable to develop new technology that can be protected by patents or as trade secrets, Wincor Nixdorf may face increased competition from other companies, which may adversely affect its results of operations.

1.8.19	Wincor Nixdorf may be subject to claims alleging patent infringement.

Wincor Nixdorf’s products and technology, including the technology that it licenses from others, may infringe the intellectual property rights of third parties. Patent applications in most countries (such as the United States) are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, the nature of claims contained in unpublished patent filings around the world is unknown to Wincor Nixdorf, and Wincor Nixdorf cannot be certain that it was the first to conceive inventions covered by its patents or patent applications or that Wincor Nixdorf was the first to file patent applications covering such inventions. Furthermore, it is not possible to know in which countries patent holders may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms.

Any claims that Wincor Nixdorf’s products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause Wincor Nixdorf to incur significant costs in responding to, defending and resolving such claims, and may prohibit or otherwise impair Wincor Nixdorf’s ability to commercialize new or existing products. Any infringement by Wincor Nixdorf or its licensors of the intellectual property rights of third parties may have a material adverse effect on Wincor Nixdorf’s business, financial condition and results of operations.

Third-party claims of intellectual property infringement successfully asserted against Wincor Nixdorf may require Wincor Nixdorf to redesign infringing technology or enter into costly settlement or license agreements on terms that are unfavorable, prevent Wincor Nixdorf from manufacturing or licensing certain of its products, subject Wincor Nixdorf to injunctions restricting the sale of products and use of infringing technology, cause severe disruptions to its operations or the markets in which it competes, impose costly damage awards or require indemnification of its sales agents and end-users. In addition, as a consequence of such claims, Wincor Nixdorf may incur significant costs in acquiring the necessary third-party intellectual property rights for use in its products or developing non-infringing substitute technology. Any of the foregoing developments could seriously harm Wincor Nixdorf’s business.

1.8.20	Wincor Nixdorf may incur substantial costs enforcing or acquiring intellectual property rights and defending against third-party claims as a result of litigation or other proceedings.

In connection with the enforcement of Wincor Nixdorf’s intellectual property rights, opposing third parties from obtaining patent rights or disputes related to the validity or alleged infringement of Wincor Nixdorf’s or third-party intellectual property rights, including patent rights, Wincor Nixdorf may in the future be subject or party to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation, regardless of merit, can be costly and disruptive to Wincor Nixdorf’s business operations by diverting attention and energies of management and key technical personnel, and by increasing the costs of doing business. Wincor Nixdorf may not prevail in any such dispute or litigation, and an adverse decision in any legal action involving intellectual property rights, including any such action commenced by Wincor Nixdorf, could limit the scope of Wincor Nixdorf’s intellectual property rights and the value of the related technology. While Wincor Nixdorf strives to avoid infringing the intellectual property rights of third parties, Wincor Nixdorf cannot provide any assurances that it will be able to avoid any infringement claims.

1.8.21	Obtaining and maintaining patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and Wincor Nixdorf’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. Patent and Trademark Office (“USPTO”) and non-U.S. patent agencies in several stages over the lifetime of the patent. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If Wincor Nixdorf fails to maintain the patents and patent applications covering Wincor Nixdorf’s products and processes, Wincor Nixdorf’s competitive position would be adversely affected.

1.8.22	The use of “open source” software could adversely affect Wincor Nixdorf’s ability to sell its services and subject it to possible litigation.

Wincor Nixdorf uses open source software in providing its products and services, and it may use additional open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Under such licenses, if Wincor Nixdorf engages in certain defined manners of use, it may be subject to certain conditions, including requirements that it offers its products and services that incorporate the open source software for no cost; that it makes available source code for modifications or derivative works it creates based upon, incorporating or using the open source software; and/or that it licenses such modifications or derivative works under the terms of the particular open source license. In addition, if a third-party software provider has incorporated open source software into software that Wincor Nixdorf licenses from such provider in a manner that triggers one or more of the above requirements, Wincor Nixdorf could be required to disclose any of Wincor Nixdorf’s source code that incorporates or is a modification of such licensed software. If an author or other third party that distributes such open source software were to allege that Wincor Nixdorf had not complied with the conditions of one or more of these licenses, Wincor Nixdorf could be required to incur significant legal expenses defending such allegations and could be subject to significant damages, enjoined from the sale of its products and services that contained the open source software, and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of Wincor Nixdorf’s products and services.

1.8.23	If Wincor Nixdorf cannot attract and retain quality employees, it will not be able to meet its business objectives.

Employees are vital to the success of Wincor Nixdorf. Wincor Nixdorf’s ability to attract and retain highly skilled technical, sales, consulting and other key personnel is critical, as these key employees are difficult to replace. There is substantial competition for qualified and capable personnel in many of the jurisdictions in which Wincor Nixdorf operates, which can make it difficult for Wincor Nixdorf to recruit and retain qualified employees in sufficient numbers. Increased difficulty in recruiting or retaining sufficient and adequate personnel in Wincor Nixdorf’s international operations may lead to increased manufacturing and employment compensation costs, which could adversely affect Wincor Nixdorf’s results of operations. If Wincor Nixdorf is unable to attract or retain highly qualified employees by offering competitive compensation, secure work environments and leadership opportunities now and in the future, Wincor Nixdorf’s business and operating results could be negatively impacted.

In addition, if any of Wincor Nixdorf’s senior management team or key employees joins a competitor, Wincor Nixdorf may lose clients, suppliers, know-how and key IT professionals and staff members. Additionally, there could be unauthorized disclosure or use of Wincor Nixdorf’s technical knowledge, practices or procedures by such personnel. If any dispute arises between any members of Wincor Nixdorf’s senior management team or key employees and Wincor Nixdorf, any noncompetition, nonsolicitation and nondisclosure agreements Wincor Nixdorf has with its senior executives or key employees might not provide effective protection to Wincor Nixdorf in light of legal uncertainties associated with the enforceability of such agreements.

1.8.24	If Wincor Nixdorf is unable to attract and retain highly-skilled IT professionals, it may not be able to maintain client relationships and grow effectively, which may adversely affect Wincor Nixdorf’s business, results of operations and financial condition.

Wincor Nixdorf’s business particularly depends on its ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals. Wincor Nixdorf believes that there is significant competition for technology professionals in Latin America, the United States, Europe and elsewhere who possess the technical skills and experience necessary to deliver Wincor Nixdorf’s services, and that such competition is likely to continue for the foreseeable future. Wincor Nixdorf’s ability to properly serve its clients depends, in large part, on its ability to hire and retain qualified IT professionals. Wincor Nixdorf’s cannot assure you that it will be able to recruit and train a sufficient number of qualified professionals or that it will be successful in retaining current or future employees. Increased hiring by technology companies, particularly in Latin America, the United States and Europe, and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of qualified personnel in the locations where Wincor Nixdorf operates and hires. Failure to hire and train or retain qualified technology professionals in sufficient numbers could have a material adverse effect on Wincor Nixdorf’s business, results of operations and financial condition.

1.8.25	Increased energy and raw material costs could reduce Wincor Nixdorf’s operating profit.

Energy prices, particularly petroleum prices, and raw material costs affect Wincor Nixdorf’s business and margins. In recent years, the price of petroleum has been highly volatile, particularly due to the unstable political conditions in the Middle East and increasing international demand from emerging markets. Price increases in fuel and electricity costs increase Wincor Nixdorf’s cost of operations. Any increase in the cost of energy would also increase Wincor Nixdorf’s transportation costs. In addition, Wincor Nixdorf is subject to the risk of increased prices of raw materials that it uses in its business in the manufacturing of its products, such as the prices of metals, plastics and IT components. Although Wincor Nixdorf attempts to pass on higher energy and raw material costs to its customers, it is often not possible given the competitive markets in which Wincor Nixdorf operates.

1.8.26	If Wincor Nixdorf does not invest in and maintain reliable technology infrastructure and information systems, its ability to effectively manage its business could be negatively impacted.

It is periodically necessary to add to, replace, upgrade or modify Wincor Nixdorf’s technology infrastructure and internal information systems. If Wincor Nixdorf is unable to expand, replace, upgrade or modify such systems in a timely and cost-effective manner, especially in light of demands on Wincor Nixdorf’s information technology resources, Wincor Nixdorf’s ability to capture and process financial transactions and, therefore, Wincor Nixdorf’s financial condition, results of operations, or ability to comply with legal and regulatory reporting obligations, may be impacted.

1.8.27	Cybersecurity and data privacy issues could negatively impact Wincor Nixdorf’s business.

Wincor Nixdorf collects, uses and stores personal information of its customers and their personnel in connection with certain of its service offerings. Wincor Nixdorf also may have access to personal information of its customers’ customers in the course of servicing its products or third-party products. Additionally, Wincor Nixdorf collects, uses and stores personal information of its employees and of contractor personnel in the ordinary course of business. While Wincor Nixdorf uses commercially available security technologies to safeguard this personal data and implements access controls to limit the risk of unauthorized use or disclosure by employees and contractors, a breach of these security measures could result in unauthorized access to, or disclosure of, personal data, resulting in claims, costs and reputational harm that could materially and adversely affect Wincor Nixdorf’s operating results.

Wincor Nixdorf may also detect, or may receive notice from third parties (including governmental agencies) regarding, potential vulnerabilities in its information technology systems, its products, or third-party products used in conjunction with its products. Even if these potential vulnerabilities do not result in a data breach, their existence can adversely affect customer confidence and Wincor Nixdorf’s reputation in the marketplace. To the extent such vulnerabilities require remediation, such remedial measures could require significant resources and may not be implemented before such vulnerabilities are exploited.

1.8.28	Wincor Nixdorf may face the interruption of its supply chain, including the inability of third parties to deliver parts, components and services on time, and Wincor Nixdorf may be subject to rising raw material prices.

Wincor Nixdorf’s financial performance depends in part on reliable and effective supply chain management for components, sub-assemblies and other materials. Capacity constraints and supply shortages resulting from ineffective supply chain management may lead to delays and additional cost. Wincor Nixdorf relies on third parties to supply it with parts, components and services. Using third parties to manufacture, assemble and test products reduces Wincor Nixdorf’s control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply Wincor Nixdorf with parts and components also have other customers and may not have sufficient capacity to meet all of their customers’ needs, including Wincor Nixdorf’s needs, during periods of excess demand. Component supply delays can affect Wincor Nixdorf’s performance.

Although Wincor Nixdorf works closely with its suppliers to avoid supply-related problems, there can be no assurance that Wincor Nixdorf will not encounter supply problems in the future or that Wincor Nixdorf will be able to replace a supplier that is not able to meet its demand. This risk is particularly evident in businesses with a very limited number of suppliers. Shortages and delays could materially harm Wincor Nixdorf’s business. Unanticipated increases in the price of components or raw materials due to market shortages or other reasons could also adversely affect the performance of Wincor Nixdorf’s business. Furthermore, Wincor Nixdorf may be exposed to the risk of delays and interruptions of the supply chain as a consequence of natural disasters in case Wincor Nixdorf is unable to identify alternative sources of supply or ways of transportation in a timely manner or at all. A general shortage of materials, components or sub-components as a result of natural disasters also bears the risk of unforeseeable fluctuations in prices and demand, which might adversely affect Wincor Nixdorf’s business, financial condition and results of operations.

Wincor Nixdorf purchases certain raw materials—such as IT components, metal and plastics—and are exposed to fluctuations in energy and raw material prices. In recent times, commodities have been subject to volatile markets, and such volatility is expected to continue. If Wincor Nixdorf is not able to compensate for its increased costs or pass them on to customers, price increases could have a material adverse impact on Wincor Nixdorf’s business, financial condition and results of operations. In contrast, in times of falling commodity prices, Wincor Nixdorf may not fully profit from such price decreases as it attempts to reduce the risk of rising commodity prices by several means, such as long-term contracting or physical and financial hedging. In addition to price pressure that Wincor Nixdorf may face from customers expecting to benefit from falling commodity prices or adverse market conditions, this could also adversely affect Wincor Nixdorf’s business, financial condition and results of operations.

1.8.29	Wincor Nixdorf faces uncertainties with regard to regulations, lawsuits and other related matters.

In the normal course of business, Wincor Nixdorf is subject to proceedings, lawsuits, claims and other matters, including, for example, those that relate to the environment, health and safety, labor and employment, employee benefits, import/export compliance, intellectual property, data privacy and security, product liability, commercial disputes and regulatory compliance, among others. Because such matters are subject to many uncertainties, their outcomes are not predictable and Wincor Nixdorf must make certain estimates and assumptions in its consolidated financial statements. There can be no assurances that the amounts required to satisfy alleged liabilities from such matters will not impact future operating results. Additionally, Wincor Nixdorf is subject to diverse and complex laws and regulations, including those relating to corporate governance, environmental safety and the discharge of materials into the environment, product safety, import and export compliance, data privacy and security, antitrust and competition, government contracting, anti-corruption, and labor and human resources, which are rapidly changing and subject to many possible changes in the future. Compliance with these laws and regulations, including changes in accounting standards, and taxation requirements, among others, may create a substantial burden and substantially increase costs to Wincor Nixdorf’s organization or could have an impact on Wincor Nixdorf’s future operating results.

Additionally, doing business on a worldwide basis requires Wincor Nixdorf and its subsidiaries to comply with the laws and regulations of Germany, various European jurisdictions, the U.S. government and various other international jurisdictions. As Wincor Nixdorf expands further into new countries and markets, these risks could intensify. As a company domiciled in Germany with securities listed in Germany, Wincor Nixdorf is subject to European, German, and other regulatory requirements. Changes in laws and regulations and related interpretations, including changes in accounting standards and taxation requirements, and increased enforcement actions and penalties, may alter the business environment in which Wincor Nixdorf operates. Regulatory requirements have become significantly more stringent in recent years, and some legislation, such as the anticorruption legislation in Germany, the FCPA, the UK Bribery Act, and other local laws prohibiting corrupt payments by employees, vendors, distributors, or agents, is being applied more rigorously. For example, U.S. and foreign anti-corruption laws and regulations, such as the FCPA, generally prohibit U.S. companies or agents acting on behalf of such companies from making improper payments to foreign officials for the purpose of obtaining or keeping business. In addition, the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Department of State, the European Union, the United Nations and their member countries, and other governments, administer broad sanctions programs that might affect Wincor Nixdorf as a company with worldwide operations. If Wincor Nixdorf is not in compliance with such laws and regulations, it could be subject to criminal and civil penalties, which may cause harm to its reputation and could have an adverse effect on its business, financial condition and results of operations.

1.8.30	Wincor Nixdorf is subject to extensive export control and sanctions regulations due to its worldwide operations.

Companies that conduct business with customers in sanctioned countries, such as Iran, Syria and Cuba, are subject to increasingly expansive export control regulations, embargoes, economic sanctions or other forms of trade restrictions imposed by the U.S., the European Union or other countries or organizations. New or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Iran, Syria or on other sanctioned countries may also be promulgated. Wincor Nixdorf is also aware of initiatives by institutional investors, such as pension funds or other companies, to adopt or consider adopting policies prohibiting investment in and transactions with, or requiring divestment of interests in entities doing business with, Iran and other countries identified as state sponsors of terrorism by the U.S. Secretary of State.

1.8.31	Wincor Nixdorf’s sales in emerging markets involve numerous additional risks.

Wincor Nixdorf expects that sales to emerging markets will continue to account for a portion of its total net sales, as Wincor Nixdorf’s business naturally evolves and as developing nations and regions around the world increase their demand for Wincor Nixdorf’s product offering. Emerging market operations involve various risks, including civil unrest, health concerns, cultural differences such as employment and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls. Operations in China are influenced by a legal system that is still developing and is subject to change. Wincor Nixdorf’s growth strategy could be limited by governments supporting local industries. Wincor Nixdorf’s business could be adversely affected if future demand, prices and gross domestic product in the markets in which Wincor Nixdorf operates do not develop as favorably as expected due to such regulatory measures. If any of these risks or similar risks associated with international operations were to materialize, Wincor Nixdorf’s business, financial condition and results of operations could be materially adversely affected.

1.8.32	Current and future investigations regarding allegations of public corruption, antitrust violations and other illegal acts could have a material adverse effect on Wincor Nixdorf’s business, financial condition and results of operations and on its reputation.

If Wincor Nixdorf is found to have been engaged in public corruption, antitrust violations or other illegal acts, as a result of business engaged in with governments and government-owned enterprises around the world, such activities may impair Wincor Nixdorf’s ability to do business with these or other organizations. Corruption, antitrust and related proceedings may lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgements, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. Accordingly, Wincor Nixdorf could in the future be required to record material provisions to cover potential liabilities arising in connection with such investigations and proceedings, including potential tax penalties.

If Wincor Nixdorf is involved in ongoing and potential future corruption or antitrust proceedings, such proceedings could damage Wincor Nixdorf’s reputation and have an adverse impact on Wincor Nixdorf’s ability to compete for business from public and private sector customers around the world. If Wincor Nixdorf or its subsidiaries are found to have engaged in certain illegal acts or not to have taken effective steps to address allegations or findings of corruption or antitrust violations in their business, this may impair Wincor Nixdorf’s ability to participate in business with governments or intergovernmental organizations and may result in Wincor Nixdorf’s formal exclusion from such business. Even if Wincor Nixdorf is not formally excluded from participating in government business, government agencies or intergovernmental or supranational organizations may informally exclude Wincor Nixdorf from tendering for or participating in certain contracts. For example, legislation of member states of the European Union could in certain cases result in the mandatory or discretionary exclusion of Wincor Nixdorf from public contracts in case of a conviction for bribery and certain other offences or for other reasons. Ongoing or potential future investigations into allegations of corruption or antitrust violations could also impair existing relationships with, and Wincor Nixdorf’s ability to acquire new private sector business partners. For instance, such investigations may adversely affect Wincor Nixdorf’s ability to pursue potentially important strategic projects and transactions, such as strategic alliances, joint ventures or other business combinations, or could result in the cancellation of certain existing contracts and third parties, including competitors, could initiate significant third-party litigation.

In addition, future developments in ongoing and potential future investigations, such as responding to the requests of governmental authorities and cooperating with them, could divert management’s attention and resources from other issues facing the business. The materialization of any of these risks could have a material adverse effect on Wincor Nixdorf’s business, financial condition and results of operations and on Wincor Nixdorf’s reputation.

1.8.33	Wincor Nixdorf’s business, financial condition and results of operations could suffer as a result of current or future litigation.

Wincor Nixdorf is subject to numerous risks relating to legal, governmental and regulatory proceedings to which it either is a party now or may become a party in the future. Wincor Nixdorf routinely becomes subject to legal, governmental and regulatory investigations and proceedings involving, among other things, requests for arbitration, allegations of improper delivery of goods or services, product liability, product defects, quality problems, intellectual property infringement, non-compliance with tax regulations and/or alleged or suspected violations of applicable laws. There can be no assurance that the results of these or any other proceedings will not materially harm Wincor Nixdorf’s business, financial condition and results of operations. Moreover, even if Wincor Nixdorf ultimately prevails on the merits in any such proceedings, it may have to incur substantial legal fees and other costs defending itself against the underlying allegations. Under certain circumstances Wincor Nixdorf records a provision for risks arising from legal disputes and proceedings. In addition, Wincor Nixdorf maintains liability insurance for certain legal risks at levels management believes are appropriate and consistent with industry practice. Wincor Nixdorf’s insurance policy, however, does not protect against reputational damage. Moreover, Wincor Nixdorf may incur losses relating to legal proceedings beyond the limits, or outside the coverage, of such insurance or exceeding any provisions made for legal proceedings related losses. Finally, there can be no assurance that Wincor Nixdorf will be able to maintain adequate insurance coverage on commercially reasonable terms in the future. Each of these risks may have a material adverse effect on Wincor Nixdorf’s business, financial condition and results of operations.

1.8.34	Examinations by tax authorities and changes in tax regulations could adversely affect Wincor Nixdorf’s business, financial condition and results of operations.

Wincor Nixdorf operates in many countries and therefore is subject to different tax regulations. Changes in tax law in any of these jurisdictions could result in higher tax expense and payments. Furthermore, legislative changes could materially impact Wincor Nixdorf’s tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertain tax environment in some regions could limit Wincor Nixdorf’s ability to enforce its rights. As a globally operating organization, Wincor Nixdorf conducts business in countries subject to complex tax rules, which may be interpreted in different ways. Future interpretations or developments of tax regimes may affect Wincor Nixdorf’s business, financial condition and results of operations. Wincor Nixdorf is regularly examined by tax authorities in various jurisdictions.

1.8.35	Wincor Nixdorf’s insurance may not be sufficient to cover all of its potential liabilities.

Wincor Nixdorf maintains insurance policies that provide limited coverage for some, but not all, of the potential risks and liabilities associated with its businesses. The policies are subject to deductibles and exclusions that result in Wincor Nixdorf’s retention of a level of risk on a self-insurance basis. For some risks, Wincor Nixdorf may not obtain insurance if it believes the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, Wincor Nixdorf may not be able to renew its existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. Even where insurance coverage applies, insurers may contest their obligations to make payments. Wincor Nixdorf’s financial condition, results of operations and cash flows could be materially and adversely affected by losses and liabilities from un-insured or under-insured events, as well as by delays in the payment of insurance proceeds, or the failure by insurers to make payments. Wincor Nixdorf also may incur costs and liabilities resulting from claims for damages to property or injury to persons arising from Wincor Nixdorf’s operations.

2. GENERAL INFORMATION

2.1	Responsibility Statement

Diebold, Incorporated, with its registered and principal executive offices at 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio 44720-8077, United States of America (the “United States”), incorporated under the laws of the state of Ohio, and registered with the Ohio Secretary of State under entity number 1276 (“Diebold, Inc.”, together with its consolidated subsidiaries, “Diebold” or “we”, “us”, “our”), assumes responsibility for the contents of this Annex 4 to the Offer Document (the “Prospectus”). Notwithstanding the declaration of acceptance of responsibility for the contents of the Offer Document in Section 21 of the main part of the Offer Document, Diebold, Inc. declares that the information contained in this Prospectus is, to the best of its knowledge, correct and does not contain any material omissions.

Where a claim relating to the information contained in this Prospectus is brought before a court, the plaintiff investor might, under the national legislation of the member states of the European Economic Area, have to bear the costs of translating the Prospectus before the legal proceedings are initiated.

2.2	Subject Matter of this Prospectus

On November 23, 2015, Diebold, Inc. announced its intention to offer to exchange each Wincor Nixdorf ordinary share that is validly tendered in the voluntary takeover offer pursuant to the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) to the shareholders of Wincor Nixdorf Aktiengesellschaft (the “Offer” or “Exchange Offer”) and not properly withdrawn for:

•	€38.98 in cash; and

•	0.434 Diebold common shares.

The subject matter of this Prospectus is the issuance and public offering of new common shares (ISIN US2536511031), $1.25 par value per share, in an amount of up to 12,940,236 shares representing approximately 19.91 percent of the total number of outstanding common shares of Diebold, Inc. (the “Diebold Common Shares”) in connection with the Offer. Under its articles of incorporation, Diebold is authorized to issue up to a total of 125,000,000 common shares, $1.25 par value per share, and new common shares in an amount of up to 19.91 percent of the total number of outstanding common shares of Diebold are expected to be issued pursuant to a resolution of the board of directors approved at a meeting on November 21, 2015, authorizing Diebold, Inc. to issue new Diebold Common Shares subject to the satisfaction or, where permissible, waiver of the conditions to the Offer set forth in the section of this Prospectus titled “3.5 Conditions to the Offer.” The shares are expected to be issued three business days after publication of the results of the additional acceptance period or, if later, the satisfaction of the regulatory condition, which may remain outstanding until November 21, 2016. The entity offering the Diebold Common Shares in connection with the Offer is Diebold, Incorporated, 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio 44720-8077, United States, registered with the Ohio Secretary of State under entity number 1276.

2.3	Listing of Diebold Common Shares

Diebold’s common shares are listed and traded on the New York Stock Exchange (“NYSE”), and Diebold will apply to list the Diebold Common Shares issued to Wincor Nixdorf shareholders on the NYSE. In connection with the Offer and prior to the time of delivery of Diebold Common Shares to the Wincor Nixdorf shareholders under the Offer, Diebold will also apply to list all Diebold Common Shares on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with a concurrent listing in the subsegment of the regulated market with additional post-admission obligations (Prime Standard). The Diebold Common Shares issued to Wincor Nixdorf shareholders will be fully fungible with the existing Diebold Common Shares, including with respect to dividend entitlements

The listing on the NYSE and on the Frankfurt Stock Exchange is intended to enhance liquidity in Diebold Common Shares, while preserving current Wincor Nixdorf shareholders’ access to Wincor Nixdorf’s historic trading market in Germany. Nevertheless, as with the dual listings of certain other issuers, the liquidity in the market for Diebold Common Shares may be adversely affected if trading is split between two markets at least in the short term and could result in price differentials of Diebold Common Shares between the two exchanges. See the section of this Prospectus titled “1.6 Risks Relating to Investing and Ownership of Diebold Common Shares.”

If all conditions to the Offer have been satisfied by the end of the Additional Acceptance Period (as defined under “3.6.2.1 Additional Acceptance Period”) and the Offer is consummated without undue delay thereafter, Diebold expects admission to trading on the Frankfurt Stock Exchange to occur on April 25, 2016 and commencement of trading on the NYSE and on the Frankfurt Stock Exchange on April 27, 2016. If the regulatory condition, which may remain outstanding until November 21, 2016, is not satisfied by the end of the additional acceptance period (or waived until one working day prior to the end of the acceptance period) settlement of the Offer will be delayed until satisfaction of the regulatory condition; admission to, and commencement of, trading will be delayed accordingly.

2.4	Effect of the Offer on the Market for Wincor Nixdorf Ordinary Shares

The exchange of Wincor Nixdorf ordinary shares by Diebold pursuant to the Offer and the business combination agreement concluded between Diebold and Wincor on November 23, 2015 (the “Business Combination Agreement”) will reduce the number of Wincor Nixdorf ordinary shares that might otherwise trade publicly and will reduce the number of holders of Wincor Nixdorf ordinary shares, which could adversely affect the liquidity and market value of the remaining Wincor Nixdorf ordinary shares held by the public. The extent of the public market for Wincor Nixdorf ordinary shares and the availability of quotations reported in the over-the-counter market depends upon the number of shareholders holding Wincor Nixdorf ordinary shares, the aggregate market value of the shares remaining at such time, the interest of maintaining a market in the shares on the part of any securities firms and other factors. As of January 27, 2016, Wincor Nixdorf had issued 33,084,988 ordinary shares. See the section of this Prospectus titled “13.11 Effect of the Business Combination on the Market for Wincor Nixdorf Ordinary Shares; Frankfurt Stock Exchange Listing.”

2.5	General and Specific Information About the Diebold Common Shares

2.5.1	Voting Rights

The shares offered to Wincor Nixdorf shareholders are Diebold Common Shares, par value $1.25 per share, with full dividend rights. The holders of Diebold Common Shares are entitled to one vote for each share upon all matters presented to the shareholders and, upon proper notice, are entitled to cumulative voting rights (if invoked) in the election of directors. There are no voting right restrictions or preferences with respect to major shareholders of Diebold. For a more detailed discussion, see the sections of this Prospectus titled “20. Description of Share Capital of Diebold and Applicable Regulations” and “30. Comparison of Holders’ Rights.”

2.5.2	Dividend and Liquidation Rights

The Diebold Common Shares offered to the Wincor Nixdorf shareholders will carry full dividend rights following the Closing Date (as defined under “3.10 Settlement”) and grant the same rights as all other Diebold Common Shares. The holders of Diebold Common Shares are entitled to receive such dividends as Diebold’s board of directors from time to time may declare out of funds legally available. Entitlement to dividends is subject to the preferences granted to other classes of securities Diebold may have outstanding in the future, including any serial preferred shares, and may be restricted by the terms of Diebold’s debt instruments. In the event of liquidation of Diebold, holders of Diebold Common Shares are entitled to share in any assets of Diebold remaining after satisfaction in full of its liabilities and satisfaction of such dividend and liquidation preferences of holders of other classes of securities of Diebold, Inc., including any serial preferred shares. Diebold may not issue any fractions of shares upon any occasion of the declaration, issuance and distribution of a dividend payable in shares; all such fractions to which any shareholder might otherwise be entitled in connection with any such declaration, issuance, distribution or exchange will be eliminated and disposed of by such method, authorized, permitted or not prohibited by law, as may be determined by Diebold’s board of directors. For a more detailed discussion, see the sections of this Prospectus titled “5. Dividends and Distributions; Results and Dividends Per Share” and “20. Description of Share Capital of Diebold and Applicable Regulations.”

2.5.3	Form and Certification

Diebold Common Shares are uncertificated registered shares. The new Diebold Common Shares will be created in book-entry form by the transfer agent and registrar of Diebold, Inc. Wells Fargo Shareowner Services, P.O. Box 64874, St. Paul, MN 55164-0874, United States, in a securities account with The Depository Trust Company, 55 Water Street, New York, NY 10041, United States, (“DTC”) pursuant to issuance instructions by an authorized officer of Diebold under the resolutions adopted by the board of directors on November 21, 2015. For Diebold Common Shares traded on the Frankfurt Stock Exchange, Clearstream Banking Aktiengesellschaft, Mergenthalerallee 61, 65760 Eschborn, Germany, (“Clearstream”) holds a cover portfolio through a direct account with DTC.

2.5.4	Currency of the Issuance

The Diebold Common Shares are denominated in U.S. dollars.

2.5.5	ISIN/WKN/Common Code/Ticker Symbol

The International Securities Identification Number, the German Securities Code, the Common Code and the Ticker Symbol of the Diebold Common Shares will be as follows:

International Securities Identification Number (ISIN)	US2536511031
German Securities Code (Wertpapierkennnummer) (WKN)	856244
Common Code	1030970
Ticker Symbol	“DBD” (NYSE); “DLD” (Frankfurt Stock Exchange)

2.5.6	Existing Quotation

Diebold Common Shares are listed and traded on the NYSE under the trading symbol “DBD.”

2.5.7	Transferability of Diebold Common Shares

Diebold Common Shares are transferable in accordance with applicable law. As of the consummation of the Offer, and subject to applicable law, trading of Diebold Common Shares will not be subject to any prohibitions on disposals or any restrictions with respect to the transferability of the Diebold Common Shares.

2.6	Total Cost of the Issuance; Material Transaction Fees

Assuming all outstanding Wincor Nixdorf Ordinary Shares (as defined in section “3.1 Subject Matter” below) are tendered in the Offer, Diebold expects the total amount of cash consideration payable will be approximately €1,162.2 million (approximately $1,297.2 million converted from euros at $1.1162 to €1, based on the noon buying rate on September 30, 2015), and the total number of Diebold Common Shares issued to Wincor Nixdorf shareholders will be approximately 12.9 million. Diebold intends to fund the cash portion of the offer consideration and other expenses incurred in connection with the Offer from new credit facilities and senior unsecured notes. Diebold currently estimates that it will incur approximately $216.6 million of legal, banking and other professional fees and costs related to the business combination between Diebold and Wincor Nixdorf (the “Business Combination”), including the admission of the Diebold Common Shares to trading on the NYSE and on the Frankfurt Stock Exchange, of which approximately $95.1 million will be payable regardless of whether the Business Combination is completed. Diebold will not charge any of these costs to Wincor Nixdorf shareholders who accept the Offer.

2.7	Forward-Looking Statements

Certain statements and assumptions in this Prospectus are based on “forward-looking” information and involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements regarding Diebold’s Offer to acquire Wincor Nixdorf AG, its financing of such acquisition, its expected future performance (including expected results of operations and financial guidance), and Diebold’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “will,” “believes,” “estimates,” “potential,” “target,” “predict,” “project,” “seek,” and variations or similar expressions. These statements are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Diebold with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially. These factors include, without limitation:

•	Diebold’s ability to successfully consummate the purchase of Wincor Nixdorf AG, including obtaining and consummating the necessary financing, hedging transactions and satisfying closing conditions;

•	the ultimate outcome and results of integrating the operations of Diebold and Wincor Nixdorf, the ultimate outcome of the combined company’s commercial and operating strategy and the ultimate ability to realize synergies;

•	the effects of a combination of Diebold and Wincor Nixdorf, including Diebold’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on Diebold’s and Wincor Nixdorf’s businesses or potential Business Combination transactions;

•	the ability to obtain regulatory approvals and meet other conditions to the Offer, on a timely basis;

•	Diebold’s ability to realize any of the contingent purchase price consideration related to its sale of its North America electronic security business;

•	the success of Diebold’s strategic business alliance with Securitas AB;

•	competitive pressures, including pricing pressures and technological developments;

•	changes in Diebold’s and Wincor Nixdorf’s relationships with customers, suppliers, distributors and/or partners in its business ventures;

•	changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of Diebold’s and Wincor Nixdorf’s operations;

•	global economic conditions, including any additional deterioration and disruptions in the financial markets, including bankruptcies, restructurings or consolidations of financial institutions, which could reduce Diebold’s and Wincor Nixdorf’s customer base and/or adversely affect their customers’ ability to make capital expenditures, as well as adversely impact the availability and cost of credit;

•	acceptance of Diebold’s and Wincor Nixdorf’s product and technology introductions in the marketplace;

•	Diebold’s and Wincor Nixdorf’s ability to maintain effective internal controls;

•	changes in Diebold’s intention to further repatriate cash and cash equivalents and short-term investments residing in international tax jurisdictions could negatively impact foreign and domestic taxes;

•	unanticipated litigation, claims or assessments, as well as the outcome/impact of any current/pending litigation, claims or assessments, including, but not limited to, Diebold’s Brazil tax dispute;

•	variations in consumer demand for FSS technologies, products and services;

•	potential security violations to Diebold’s and Wincor Nixdorf’s information technology systems;

•	the investment performance of Diebold’s and Wincor Nixdorf’s pension plan assets, which could require Diebold and Wincor Nixdorf to increase their pension contributions, and significant changes in healthcare costs, including those that may result from government action;

•	the amount and timing of repurchases of common shares, if any;

•	the risks and uncertainties detailed by Diebold and Wincor Nixdorf with respect to their businesses in this Prospectus; and

•	other factors discussed elsewhere in this Prospectus, including the section of this Prospectus titled “1. Risk Factors.”

These forward-looking statements speak only as of the date hereof. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events.

2.8	Note on Presentation of Financial Information

This Prospectus includes Diebold’s financial information prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”), as follows:

•	certain audited historical consolidated financial information of Diebold for the fiscal years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013 derived from Diebold’s audited consolidated financial statements that are presented on pages F.1-29 et seq.;

•	certain audited historical consolidated financial information of Diebold for the fiscal years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012 derived from Diebold’s audited consolidated financial statements that are presented on pages F.1-78 et seq.;

•	certain historical consolidated financial information of Diebold for the fiscal years ended December 31, 2011 and 2010 and as of December 31, 2012, 2011 and 2010 that is derived from Diebold’s audited consolidated financial statements;

•	certain unaudited historical consolidated financial information of Diebold for the nine months ended and as of September 30, 2015 and for the nine months ended September 30, 2014 that is derived from Diebold’s unaudited condensed consolidated financial statements that are presented on pages F.1-2 et seq.; and

•	certain unaudited historical consolidated balance sheet information as of September 30, 2014 that is derived from Diebold’s unaudited condensed consolidated financial statements.

This Prospectus also includes Wincor Nixdorf’s financial information, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), as follows:

•	certain historical consolidated financial information of Wincor Nixdorf for the fiscal years ended September 30, 2015, 2014 and 2013 and as of September 30, 2015 and 2014, derived from Wincor Nixdorf’s audited financial statements that are presented on pages F.2-2 et seq.; and

•	certain historical consolidated financial information for the fiscal years ended September 30, 2012 and 2011 and as of September 30, 2013, 2012 and 2011 derived from Wincor Nixdorf’s audited financial statements for such years.

Diebold’s fiscal year ends on December 31 of each calendar year and Wincor Nixdorf’s fiscal year ends on September 30 of each calendar year. Wincor Nixdorf’s financial information is presented in euro, except that, in some instances, information in U.S. dollars is provided in the consolidated financial statements and information included elsewhere in this Prospectus.

This Prospectus also includes unaudited pro forma financial information of Diebold and Wincor Nixdorf prepared in accordance with U.S. GAAP:

•	certain income statement information of Diebold for the Diebold fiscal year ended December 31, 2014 and the nine months ended September 30, 2015, and balance sheet information for Diebold as of September 30, 2015; and

•	certain income statement information of Wincor Nixdorf for the Wincor Nixdorf fiscal year ended September 30, 2014 and the nine months ended June 30, 2015, and balance sheet information for Wincor Nixdorf as of June 30, 2015.

Certain totals in the tables included in this Prospectus may not calculate due to rounding. Negative amounts are presented in parentheses.

2.9	Currency Presentation

All references in this Prospectus to “euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. dollars,” “U.S.$” and “$” refer to the currency of the United States.

2.10	Exchange Rates

The table below shows the high, low, average and period end noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S.$ per €1.00. The average is computed using the noon buying rate on the last business day of each month (for which data was presented) during the period indicated.

Period	Low	High	Average	Period End
Year ended December 31, 2015	1.0524	1.2015	1.1096	1.0859
Year ended December 31, 2014	1.2101	1.3927	1.3210	1.2101
Year ended December 31, 2013	1.2774	1.3816	1.3303	1.3779
Year ended December 31, 2012	1.2062	1.3463	1.2909	1.3186
Year ended December 31, 2011	1.2926	1.4875	1.4002	1.2973
Year ended December 31, 2010	1.1959	1.4536	1.3216	1.3269

The table below shows the high and low noon buying rates for euro for each month during the six months prior to the date of this prospectus.

Period	Low	High
January 2016 (through January 22, 2016)	1.0743	1.0964
December 2015	1.0573	1.1025
November 2015	1.0562	1.1026
October 2015	1.0963	1.1437
September 2015	1.1104	1.1358
August 2015	1.0868	1.1580
July 2015	1.0848	1.1150

On January 22, 2016, the noon buying rate for U.S. dollars was €1.00 = U.S.$1.0814.

2.11	Sources of Market Data

In this Prospectus we include and refer to industry and market data, including market share, ranking and other data, derived from or based upon a variety of official, non-official and internal sources, such as internal surveys and management estimates, market research, and publicly available information. Market share, ranking and other data contained in this Prospectus may also be based on our good-faith estimates, our own knowledge and experience and such other sources as may be available.

The following sources were used in the preparation of this Prospectus:

•	Retail Banking Research, Global ATM Market and Forecasts to 2020 (2015);

•	Bain, Retail Cash Management: Market analysis and key players assessment (2014);

•	IHL Group, IHL Retail POS Terminal Market Studies (2015);

•	European Central Bank, Statistical Data Warehouse, Number of Branches, EU 28 (fixed composition), Domestic (home or reference area) (1999-2014).

References to information in this Prospectus concerning markets and market trends were obtained from the above-mentioned market studies and other sources. Diebold, Inc. has accurately reproduced such information and, as far as it is aware and able to ascertain from information published by such third parties, no facts have been omitted that would render the reproduced information inaccurate or misleading. Nevertheless, Wincor Nixdorf shareholders are advised to consider this data with caution. Market share data may change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process, different methods used by different sources to collect, assemble, analyze or compute market data, and other limitations and uncertainties inherent in any statistical survey of market shares or size. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although we believe that this information is reliable, we have not independently verified the data from third-party sources.

Wincor Nixdorf shareholders should note that Diebold’s own estimates and statements of opinion and belief are not always based on studies of third parties. In a limited number of markets where registration data are not available, we calculate our market share based on estimates relating to sales to final customers. Such data may differ from data relating to shipments to our dealers and distributors. While we believe our internal estimates with respect to our industry are reliable, our internal company surveys and management estimates have not been verified by an independent expert, and we cannot guarantee that a third party using different methods to assemble, analyze or compute market data would obtain or generate the same result. The market share data presented in this Prospectus represents the best estimates available from the sources indicated but, in particular as they relate to market share and our future expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “1. Risk Factors.”

2.12	Where You Can Find More Information; Documents Available for Inspection

Diebold files annual, quarterly and special reports, and other information with the U.S. Securities and Exchange Commission (“SEC”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy this information at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of Diebold are also available to the public at the SEC website at http://www.sec.gov. In addition, you may inspect these annual, quarterly and special reports, and other information Diebold files with the SEC at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Diebold has filed a registration statement on Form S-4 under the U.S. Securities Act of 1933 (the “Securities Act”) with the SEC with respect to the registration of the Diebold Common Shares to be issued in the Exchange Offer (the “Registration Statement”). The Registration Statement and its exhibits are available for inspection and copying as set forth above.

You may obtain a copy of the exchange offer document free of charge in German language from the settlement agent for the Offer: Deutsche Bank Aktiengesellschaft, ICSS/Issuer Services/Post-IPO Services, Taunusanlage 12, 60325 Frankfurt am Main, Germany, facsimile: +49 69 910 38794, email: dct.tender-offers@db.com (“Settlement Agent”), and in German language (and a non-binding English translation which has, however, not been reviewed or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—“BaFin”) on Diebold’s website (http://www.diebold.com) under Company/Investor Relations. In the United States, Diebold will also file the English translation of the exchange offer document with the SEC shortly following the publication of the exchange offer document. In addition, U.S. shareholders of Wincor Nixdorf can request, free of charge, the delivery of the English translation of the exchange offer document to the United States either by contacting us or the Settlement Agent.

Wincor Nixdorf makes its annual and interim reports and other information available on its website at http://www.wincor-nixdorf.com. Information contained in or otherwise accessible through this website is not part of this document.

During the time of effectiveness of this Prospectus, the following documents, or copies thereof, may be inspected during regular business hours at Diebold’s offices at 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio 44720-8077, United States:

•	the articles of incorporation and the code of regulations of Diebold;

•	the audited consolidated financial statements (U.S. GAAP) of Diebold as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012;

•	the unaudited condensed consolidated financial statements (U.S. GAAP) of Diebold as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014; and

•	the unaudited pro forma condensed combined financial information (U.S. GAAP) of Diebold for the fiscal year ended December 31, 2014 and as of and for the nine months ended September 30, 2015.

These documents will also be available in electronic form for twelve months after publication of the Exchange Offer on Diebold’s website (http://www.diebold.com) under Company/Investor Relations. Information contained on Diebold’s website does not constitute part of this Prospectus. Website addresses in this Prospectus are inactive text references and are not intended to be actual links to the website.

2.13	Material Interests in the Offer

On November 23, 2015, Diebold entered into (i) a bridge credit agreement among, inter alios, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. as administrative agent and a lender, Credit Suisse AG, Cayman Islands

Branch, as syndication agent and a lender and Diebold as borrower (the “Bridge Credit Agreement”), and (ii) a bank credit agreement among, inter alios, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. as administrative agent and a lender, Credit Suisse AG, Cayman Islands Branch as syndication agent and a lender and Diebold as borrower (the “Bank Credit Agreement”). J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, JPMorgan Chase Bank, N.A., and Credit Suisse AG, Cayman Islands Branch have a potential interest in the Business Combination because the fees under the credit agreements, in whole or in part, depend on the success of the Offer. In addition, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are providing certain investment banking and related services in connection with the Offer. Under all these arrangements, Diebold will pay customary fees for such services, which fees, in whole or in part, depend on the success of the Offer. Therefore, the parties have an interest in the success of the Offer.

No expert or counsel named in this Prospectus as having prepared or certified any part of this Prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Diebold Common Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in Diebold, Inc. or any of its subsidiaries. Nor was any such person connected with Diebold, Inc., or any of its subsidiaries, a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

For a discussion of the material interests of Wincor Nixdorf’s supervisory board and management board in the Business Combination, see “22. Material Interests of Wincor Nixdorf’s Supervisory Board and Management Board in the Business Combination.”

3. THE OFFER

The following is a description of the principal terms of the Offer. We urge you to read this section, the exchange offer document, and the information contained in the remainder of this Prospectus, including the exhibits and annexes in their entirety prior to making any decision as to the matters described in this section. The below description of the principal terms of the Offer is qualified in its entirety by the description of the Offer in the exchange offer document.

3.1	Subject Matter

Diebold seeks to acquire all Wincor Nixdorf ordinary bearer shares, without par value (auf den Inhaber lautende Stammaktien ohne Nennbetrag) (ISIN DE000A0CAYB2) (“Wincor Nixdorf Ordinary Shares”), with all ancillary rights.

The acceptance period starts on February 5, 2016 and will expire at 12: 00 midnight, at the end of March 22, 2016, Central European Time, unless extended.

Important notices with respect to the Offer will be made in the manner described under “3.18 Publications”.

The Offer is subject to a number of conditions set forth under “3.5 Conditions to the Offer.”

For a comparison of the rights of holders of Diebold Common Shares and Wincor Nixdorf Ordinary Shares, see the section of this Prospectus titled “30. Comparison of Holders’ Rights.”

3.2	Offer Consideration

Upon the terms and subject to the conditions to the Offer, Diebold will offer to exchange, each Wincor Nixdorf Ordinary Share for:

•	€38.98 in cash (the “Cash Component”); and

•	0.434 Diebold Common Shares (the “Share Component” and together with the Cash Component, the “Offer Consideration”).

If, within the two weeks prior to the end of the acceptance period, the Offer Consideration changes, including, for example, due to an increase in the number of Diebold Common Shares offered, made voluntarily or pursuant to the German Takeover Act, the Offer will, subject to applicable rules and regulations of the SEC and the terms and the conditions to the Offer, be extended by two weeks in accordance with Section 21(5) of the German Takeover Act. See 3.6.2 Extension, Termination and Amendment; Additional Acceptance Period.”

3.3	Important Notices

The Offer is subject to a number of conditions set forth under “3.5 Conditions to the Offer.” The conditions to the Offer must be satisfied or, where permissible, waived, prior to the end of the acceptance period, except for the regulatory condition, which may remain outstanding after the end of the acceptance period. The regulatory condition must be satisfied on or prior to November 21, 2016 or waived at least one working day prior to the end of the acceptance period. If the conditions have not been satisfied, or, where permissible, waived, the Offer will not be completed and Wincor Nixdorf shareholders who have transferred Wincor Nixdorf Ordinary Shares in the Offer will have their shares re-booked to their accounts.

Each Wincor Nixdorf shareholder by accepting the Offer, unless such acceptance is properly withdrawn prior to the end of the acceptance period, authorizes the Settlement Agent to transfer the Diebold Common Shares such Wincor Nixdorf shareholder is entitled to receive in the Offer to such shareholder’s account in exchange for Wincor Nixdorf Ordinary Shares tendered by such Wincor Nixdorf shareholder in the Offer.

By accepting the Offer, Wincor Nixdorf shareholders will transfer their tendered Wincor Nixdorf Ordinary Shares, including ancillary rights, on the Closing Date (as defined under “3.10 Settlement” below) directly to Diebold Holding Germany Inc. & Co. KGaA, subject to the satisfaction or, where permissible, waiver of the conditions to the Offer.

Diebold will not issue fractional Diebold Common Shares pursuant to the Offer. To the extent that holders of Wincor Nixdorf Ordinary Shares are entitled to fractional shares, those fractional entitlements will be aggregated and sold in the market and the proceeds of such sale distributed pro rata to the holders of Wincor Nixdorf Ordinary Shares entitled thereto no later than ten business days after the Closing Date in compliance with the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and customary banking practice in Germany. Because market prices of Diebold Common Shares will fluctuate, cash proceeds received by Wincor Nixdorf shareholders in respect of their fractional shares may be different than an amount calculated based on the market price of a Diebold Common Share on the Closing Date.

3.4	Purpose of the Offer

The purpose of the Offer is for Diebold to acquire control over Wincor Nixdorf and, following consummation of the Offer, to pursue a post-completion reorganization to effect a Business Combination of Wincor Nixdorf and Diebold and to acquire any outstanding Wincor Nixdorf Ordinary Shares not tendered in the Offer. Whether Diebold pursues a post-completion regorganization transaction following consummation of the Offer and the type of such transaction will depend on the percentage of Wincor Nixdorf Ordinary Shares acquired in the Offer and, to the extent legally permissible, in the open market. After the Business Combination, Diebold will own a majority or, if all Wincor Nixdorf shareholders tender in the Offer and do not properly withdraw their tendered Wincor Nixdorf Ordinary Shares, or, to the extent legally permissible, Diebold has acquired all remaining Wincor Nixdorf Ordinary Shares, if any, in the open market, or if a potential squeeze-out transaction is completed, all of the issued and outstanding Wincor Nixdorf Ordinary Shares. See “3.14 Plans for Wincor Nixdorf After the Offer” and the section of this Prospectus titled “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions.”

3.5	Conditions to the Offer

This Offer and the agreements entered into as a result of accepting the Offer will only be settled if the following conditions have been satisfied on or prior to the end of the acceptance period or, where permissible, waived prior to their non-satisfaction and prior to the end of the working day before the end of the acceptance period, except for the regulatory condition, which may remain outstanding until November 21, 2016. Otherwise, the agreements entered into as a result of accepting the Offer will not be completed and will cease to exist. Tendered Wincor Nixdorf shares will be reassigned and re-booked where necessary to each respective custodian bank. Accordingly, the custodian banks will have to arrange for the tendered Wincor Nixdorf Ordinary Shares to be re-booked into ISIN DE000A0CAYB2 (WKN A0C AYB) without undue delay, and in any case, no later than five business days after the lapse of the Offer has been made known:

3.5.1	Minimum Tender Condition

At the time of the expiration of the acceptance period, the sum of the number of:

•	Wincor Nixdorf Ordinary Shares validly tendered (including those Wincor Nixdorf Ordinary Shares for which the acceptance of the Offer has been declared during the acceptance period but only becomes effective after the end of the acceptance period by transferring Wincor Nixdorf Ordinary Shares to ISIN DE000A169QN2 (WKN A16 9QN) as set out in the exchange offer document) and not properly withdrawn;

•	Wincor Nixdorf Ordinary Shares held directly by Diebold, Inc. or any of its subsidiaries or any person acting in concert with Diebold within the meaning of Section 2(5) of the German Takeover Act (excluding, for the avoidance of doubt, any Wincor Nixdorf treasury shares);

•	Wincor Nixdorf Ordinary Shares that must be attributed to Diebold, Inc. or any of its subsidiaries in accordance with Section 30 of the German Takeover Act; and

•	Wincor Nixdorf Ordinary Shares for which Diebold or any of its subsidiaries or any person acting in concert with Diebold within the meaning of Section 2(5) of the German Takeover Act has entered into an agreement outside of the Offer, giving them the right to demand the transfer of title of such Wincor Nixdorf Ordinary Shares;

in each case without double counting, equals at least 22,362,159 Wincor Nixdorf Ordinary Shares (approximately 67.6 percent of the total number of all Wincor Nixdorf Ordinary Shares existing at the time of approval of the publication of the exchange offer document by BaFin) (“Minimum Tender Condition”).

If Wincor Nixdorf implements no further capital measures until the end of the acceptance period (which is a condition to the Offer, see “3.5.6 Other Conditions to the Offer”), the number of Wincor Nixdorf Ordinary Shares required to satisfy the Minimum Tender Condition will equal approximately 75 percent of all outstanding Wincor Nixdorf Ordinary Shares existing at the time of approval of the publication of the exchange offer document by BaFin and the end of the acceptance period. For purposes of the Minimum Tender Condition, as of the date of this Prospectus, 4,100 (0.012 percent) Wincor Nixdorf Ordinary Shares were held directly or indirectly by Diebold, Inc., any of its subsidiaries, or any person acting in concert with Diebold, Inc. within the meaning of Section 2(5) of the German Takeover Act, and none of Diebold, Inc., any of its subsidiaries, or any person acting in concert with Diebold, Inc. within the meaning of Section 2(5) of the German Takeover Act directly or indirectly hold any financing instruments or other instruments equal to the instruments listed in Sections 25 and 25a of the German Takeover Act relating to Wincor Nixdorf Ordinary Shares. Neither are voting rights in Wincor Nixdorf AG attributed to them under Section 30 of the German Takeover Act. As of the date of this Prospectus, Diebold, Inc. indirectly holds 4,100 (0.012 percent) Wincor Nixdorf Ordinary Shares, representing less than one percent of Wincor Nixdorf Ordinary Shares outstanding, through Diebold Incorporated Pension Master Trust.

3.5.2	Regulatory Condition

After publication of the exchange offer document and no later than November 21, 2016, the transactions contemplated by this Offer must have been approved by the competent antitrust authorities in the following jurisdictions or the statutory waiting periods in the following jurisdictions have lapsed, with the result that the transactions contemplated by the Offer may be completed:

(1)	Austria, Poland, Portugal, Slovakia and Spain and/or the European Union, if and to the extent the European Commission has authority pursuant to Council Regulation (EC) No 139/2004 of January 20, 2004;

(2)	The United States of America;

(3)	Brazil;

(4)	China;

(5)	Russia; and

(6)	Turkey.

This Closing Condition is hereinafter referred to as the “Regulatory Condition.”

See the section of this Prospectus titled “13.10 Regulatory Approvals Related to the Business Combination” for a description of the status of the regulatory approvals necessary in connection with the Offer and the Business Combination.

If the Offer is not consummated due to the non-fulfilment of the Regulatory Condition, Diebold and Wincor Nixdorf will use best efforts, taking into account the reasons for the failure of the Offer, to re-negotiate the Offer and the Business Combination with regard to the new facts in good faith (“Revised

Transaction”). If Diebold and Wincor Nixdorf, following good-faith negotiations during a two-month period (including, to the extent necessary, consultation of a mediator) have not reached an agreement on a revised transaction, then Diebold will, under certain circumstances set forth in the Business Combination Agreement, be required to pay to Wincor Nixdorf a fee in an amount of €50 million in cash.

The Regulatory Condition must be satisfied on or prior to November 21, 2016 or waived at least one working day prior to the end of the acceptance period. If the regulatory condition is not satisfied on or prior to November 21, 2016 (or waived at least one working day prior to the end of the acceptance period), the Offer will terminate and will not be consummated. As a result, payment of the Offer Consideration may be made on a date that is significantly later than the end of the acceptance period (after which withdrawal rights will cease) or the expiration of the additional acceptance period, or may not be made at all. See “3.8 Withdrawal Rights” and “3.10 Settlement.”

For a more detailed discussion of termination fees that may apply in certain circumstances, see the section of this Prospectus titled “13.7.7 Term and Termination.”

3.5.3	Registration Statement Condition

The Registration Statement regarding the Diebold Common Shares has been declared effective by the SEC between the publication of the exchange offer document and the expiration of the acceptance period and at the expiration of the acceptance period is not the subject of any stop order by the SEC pursuant to Section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order (“Registration Statement Condition”).

If the Offer is not consummated solely due to the nonfulfillment of the Registration Statement Condition, Diebold and Wincor Nixdorf will use best efforts, taking into account the reasons for the failure of the Offer, to negotiate a revised transaction. If Diebold and Wincor Nixdorf, following good-faith negotiations during a period of two months (including, to the extent necessary, consultation of a mediator), have not reached an agreement on a revised transaction, then Diebold will, under certain circumstances set forth in the Business Combination Agreement, be required to pay to Wincor Nixdorf a fee in an amount of €20 million in cash.

For a more detailed discussion of termination fees that may apply in certain circumstances, see the section of this Prospectus titled “13.7.7 Term and Termination.”

3.5.4	No Market Material Adverse Change Condition

Between the publication of the exchange offer document and the expiration of the acceptance period, trading on the Frankfurt Stock Exchange has not been suspended for more than three consecutive trading days for all shares admitted to trading at the entire Frankfurt Stock Exchange. Furthermore, the closing quotations of the DAX (ISIN DE0008469008), as determined by Deutsche Börse Aktiengesellschaft, Frankfurt am Main, Germany, or a successor thereof, and published on its internet website (www.deutsche-boerse.com), of the two trading days prior to the end of the acceptance period is not more than 28.5 percent below the closing quotation of the DAX on the trading day immediately preceding the day of approval of the publication of the exchange offer document by BaFin (namely not below 6,745.9 points) (“No Market Material Adverse Change Condition”).

If the Offer is not consummated solely due to the nonfulfillment of the No Market Material Adverse Change Condition, Diebold and Wincor Nixdorf will use best efforts, taking into account the reasons for the failure of the Offer, to negotiate a revised transaction. If Diebold and Wincor Nixdorf, following good-faith negotiations during a period of two months (including, to the extent necessary, consultation of a mediator), have not reached an agreement on a revised transaction, then Diebold will, under certain circumstances set forth in the Business Combination Agreement, be required to pay Wincor Nixdorf a fee in an amount of €30 million in cash.

For a more detailed discussion of termination fees that may apply in certain circumstances, see the section of this Prospectus titled “13.7.7 Term and Termination.”

3.5.5	No Wincor Nixdorf Material Adverse Change Condition

Between the publication of the exchange offer document and the expiration of the acceptance period, neither (i) has Wincor Nixdorf published new events pursuant to Section 15 of the German Securities Trading Act, nor (ii) have circumstances occurred that would have had to be published by Wincor Nixdorf pursuant to Section 15 of the German Securities Trading Act or that Wincor Nixdorf did not publish because of a self-exception pursuant to Section 15(3) of the German Securities Trading Act, that, in case of a one-time event, result in a negative effect on the annual EBITDA (as defined in Wincor Nixdorf’s annual report for the fiscal year ended September 30, 2015) of Wincor Nixdorf in an amount of at least €50 million, and/or, in case of a recurring event, result in a recurring negative effect on the annual EBITDA (as defined in Wincor Nixdorf’s annual report for the fiscal year ended September 30, 2015) of Wincor Nixdorf in an amount of at least €18 million for the fiscal years 2015/2016, 2016/2017 and 2017/2018, or that, in each case, could reasonably be expected to have such effect (“No Wincor Nixdorf Material Adverse Change Condition”).

According to Wincor Nixdorf’s annual report for the fiscal year ended September 30, 2015, EBITDA is calculated by adding to the profit for the period: income taxes; financial result, which is calculated by subtracting finance income from finance costs; depreciation and amortization of intangible assets and property, plant, and equipment; and write-down of reworkable service parts.

Whether a material adverse change within the meaning of the No Wincor Nixdorf Material Adverse Change Condition has occurred between the publication of the offer document and the expiration of the acceptance period will be determined exclusively by an expert opinion of an independent expert. If (i) the independent expert confirms that such material adverse change has occurred, (ii) Diebold, Inc. has received this expert opinion of the independent expert by the expiration of the acceptance period and (iii) Diebold, Inc. has published the receipt and result of this expert opinion of the independent expert no later than on the required date of publication pursuant to Section 23 para. 1 sentence 1 no. 2 of the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), the No Wincor Nixdorf Material Adverse Change Condition shall be deemed unfulfilled. In all other cases, the condition will be deemed fulfilled.

3.5.6	Other Conditions to the Offer

None of the following events will have occurred during the period from the publication of the offer document to the expiration of the acceptance period:

(1)	a criminal or administrative offense each relating to applicable corruption, anti-bribery, money laundering or cartel laws (“Material Compliance Violation”) by a member of a governing body or officer of Wincor Nixdorf AG or a subsidiary of Wincor Nixdorf AG, while any such person was operating in their official capacity at, or on behalf of, Wincor Nixdorf AG or a subsidiary of Wincor Nixdorf AG, is known to have occurred, if any such Material Compliance Violation constitutes insider information for Wincor Nixdorf AG pursuant to Section 13 of the German Securities Trading Act (Wertpapierhandelsgesetz) or would constitute insider information if it had not been published (“Material Compliance Violation Condition”). Whether a material compliance violation within the meaning of the Material Compliance Violation Condition has occurred between the publication of the offer document and the expiration of the acceptance period will be determined exclusively by an expert opinion of an independent expert. If (i) the independent expert confirms that such material compliance violation has occurred, (ii) Diebold, Inc. has received this expert opinion of the independent expert by the expiration of the acceptance period and (iii) Diebold, Inc. has published the receipt and result of this expert opinion of the independent expert no later than on the required date of publication pursuant to Section 23 para. 1 sentence 1 no. 2 of the German Takeover Act, the Material Compliance Violation Condition shall be deemed unfulfilled. In all other cases, the condition will be deemed fulfilled;

(2)	an increase in the share capital of Wincor Nixdorf, or Wincor Nixdorf having granted, delivered, sold, committed to sell, transferred, or in any other way disposed of any or all of Wincor Nixdorf’s treasury shares. For the avoidance of doubt, the issuance of new stock options to management directors and employees does not constitute a default of this condition, even if such stock options could be satisfied by delivery of treasury shares or conditioned capital pursuant to the terms and conditions of the existing stock option plans;

(3)	Wincor Nixdorf publishes pursuant to Section 15 of the German Securities Trading Act (i) that insolvency proceedings under German law have been opened in respect of the assets of Wincor Nixdorf or the management board of Wincor Nixdorf has applied for such proceedings to be opened, or (ii) any ground that would require an application for the opening of insolvency proceedings;

(4)	a competing offer being announced by a third party within the meaning of Section 22 of the German Takeover Act being announced pursuant to Section 10 para. 1 sentence 1 of the German Takeover Act (“Competing Offer”), which according to an ad hoc notification by Wincor Nixdorf pursuant to Section 15 of the German Securities Trading Act, offers an overall consideration exceeding the consideration offered by the exchange offer or is otherwise determined by the Wincor Nixdorf management board and supervisory board to be in the best interest of Wincor Nixdorf (“Superior Proposal”); or

(5)	at the expiration of the acceptance period, a temporary restraining order or preliminary or permanent injunction or other order of a competent governmental authority has been issued and is still in force or continues to exist in a member state of the European Union, the United States, Brazil, China, Colombia, Russia, Turkey, Canada, Australia or Japan and prohibits or makes unlawful the Business Combination or the acquisition or direct or indirect ownership of shares in Wincor Nixdorf AG through Diebold, Inc. or Diebold Holding Germany Inc. & Co. KGaA and as a result prevents consummation of the Offer.

A public announcement will be made of a material change in, or, where permissible, waiver of such conditions, and the Offer will, in certain circumstances and subject to applicable law and applicable rules and regulations, be extended in connection with any such change or waiver. If any of the conditions described above have not been satisfied or, where permissible, waived, at the end of the acceptance period, then the Offer will terminate, except for the Regulatory Condition, which may remain outstanding after the end of the acceptance period.

To the extent the determination of whether a condition to the Offer is satisfied depends on the opinion of a third-party neutral expert, or neutral expert, Wincor Nixdorf will provide (i) reasonable support to the neutral expert and (ii) all requisite information regarding Wincor Nixdorf, its subsidiaries and the business they operate; provided, however, that expenses incurred thereby will be borne by Diebold.

The only condition to the Offer that may remain outstanding after the expiration of the acceptance period is the Regulatory Condition, which may remain outstanding until November 21, 2016. See “13.10 Regulatory Approvals Related to the Business Combination” for a discussion of the status of regulatory filings and approvals for the Business Combination. The parties currently expect regulatory approval to be finalized in the third quarter of 2016, but it is possible that regulatory approval will not be received until November 21, 2016.

3.5.7	Waiver of Conditions to the Offer

Diebold reserves the right, until one working day prior to the end of the acceptance period, to waive any condition to the Offer (to the extent legally permissible) and subject to any applicable consent by the requisite financing sources. For purposes of Section 21(1) of the German Takeover Act, the publication of the amendment of the Offer subject to Section 21(2) of the German Takeover Act in conjunction with Section 14(3) of the German Takeover Act is authoritative. Conditions to the Offer validly waived will be presumed, for the purposes of the Offer, to have been satisfied. In the event of waiving one, several or all of the conditions to the Offer (to the extent permissible) or the reduction of the minimum acceptance rate within the last two weeks before the expiration of the Offer, the Offer will be extended by two weeks, pursuant to Section 21(5) of the German Takeover Act (until April 5, 2016 at 12: 00 midnight (Central European Summer Time)) and will comply with the requirements of the applicable rules and regulations of the SEC, including Exchange Act Rule 14e-1.

3.6	Timetable

3.6.1	Acceptance Period

The acceptance period starts on February 5, 2016 and will expire at 12: 00 midnight, at the end of March 22, 2016, Central European Time, unless extended.

3.6.2	Extension, Termination and Amendment; Additional Acceptance Period

3.6.2.1	Additional Acceptance Period

Following the end of the acceptance period, and if all conditions to the Offer (other than the regulatory condition which may remain outstanding) have been satisfied or, where permissible, waived, the German Takeover Act provides an additional acceptance period of two weeks for the Offer (the “Additional Acceptance Period”). The Additional Acceptance Period will be an additional two-week period of time beginning on the day after the publication of the results of the acceptance period during which shareholders may tender, but not withdraw, their Wincor Nixdorf Ordinary Shares. Provided that the acceptance period is not extended, the Additional Acceptance Period is expected to begin on March 30, 2016 and to expire at 12: 00 midnight, at the end of April 12, 2016 (Central European Summer Time). Wincor Nixdorf shareholders who validly tender during the Additional Acceptance Period will receive the Offer Consideration on the Closing Date (as defined under “3.10 Settlement”).

3.6.2.2	Extension of the Acceptance Period

Subject to applicable rules and regulations of the SEC and the terms and the conditions to the Offer, the Offer will be extended (1) by two weeks in accordance with Section 21(5) of the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) if the Offer is amended (as described below) within the last two weeks prior to the end of the acceptance period; or (2) if a Competing Offer (konkurrierendes Angebot) as defined in Section 22(1) of the German Takeover Act is made by a third party during the acceptance period, and if the acceptance period for the Offer expires prior to the expiration of the competing offer, the expiration of the acceptance period will be the date on which the Competing Offer expires.

The acceptance period will also be extended in the case of a material change in the information published, sent or given to Wincor Nixdorf shareholders pursuant to the German Takeover Act and applicable rules and regulations of the SEC.

If the acceptance period is extended, Wincor Nixdorf shareholders may withdraw their tendered Wincor Nixdorf Ordinary Shares until the end of the acceptance period as extended. See “3.8 Withdrawal Rights.” The Additional Acceptance Period, if any, is not an extension of the acceptance period and will commence following the acceptance period, including any extension thereof, as required by the German Takeover Act.

3.6.2.3	Amendment of the Offer

Subject to applicable rules and regulations of the SEC and the terms and the conditions to the Offer, Diebold expressly reserves the right (but will not be obligated) (1) to increase the consideration being offered to Wincor Nixdorf shareholders in the Offer, (2) to offer a different consideration as an alternative, (3) reduce the minimum acceptance rate of 22,362,159 Wincor Nixdorf Ordinary Shares (approximately 67.6 percent of the total number of all Wincor Nixdorf Ordinary Shares (representing approximately 75 percent of all outstanding Wincor Nixdorf Ordinary Shares existing at the time the offer document is approved by BaFin)) to be tendered and not properly withdrawn under the Minimum Tender Condition, and (4) waive certain conditions to the Offer as described in the section of this Prospectus titled “3.5.7 Waiver of Conditions to the Offer,” in each case at any time until one working day prior to the end of the acceptance period by way of publication on the internet and in the German Federal Gazette (Bundesanzeiger), as described under “3.18 Publications.”.

If, prior to the end of the acceptance period, Diebold increases the Offer Consideration, such increased offer consideration will be received by all shareholders whose Wincor Nixdorf Ordinary Shares are exchanged pursuant to the Offer, whether or not such Wincor Nixdorf Ordinary Shares were tendered prior to the announcement of the increase of such consideration.

3.6.2.4	Termination of the Offer

If any of the conditions described above have not been satisfied or, where permissible, waived, at the end of the acceptance period, then the Offer will terminate, except for the Regulatory Condition, which may remain outstanding following the end of the acceptance period until November 21, 2016. If the Offer terminates, all tenders of Wincor Nixdorf Ordinary Shares in the Offer will terminate and, therefore, not be accepted.

3.6.3	Put Right Period

Pursuant to Section 39c of the German Takeover Act, Wincor Nixdorf shareholders who did not tender their shares in the Offer may have the right (Andienungsrecht) to require Diebold to purchase their Wincor Nixdorf Ordinary Shares for the Offer Consideration if the following two conditions are met upon publication of the results of the Offer after the expiration of the Additional Acceptance Period:

(1)	Diebold, Inc., directly or indirectly holds at least 95 percent of Wincor Nixdorf AG’s voting share capital (or the Offer has been accepted by the tendering Wincor Nixdorf shareholders to such extent that Diebold, Inc., directly or indirectly, would hold at least 95 percent voting share capital following the Closing Date (as defined under “3.10 Settlement”)); and

(2)	Diebold, Inc. is entitled to file an application with the district court (Landgericht) of Frankfurt am Main to effect a takeover squeeze-out pursuant to Sections 39a et seq. of the German Takeover Act. See “13.9.2.3 Takeover Squeeze-Out.”

If the above conditions are met, the German Takeover Act requires that this put right be available for a three-month period (“Put Right Period”). The Put Right Period, if any, will commence after the expiration of the acceptance period or, if later, on the date that Diebold, Inc. publishes that it directly or indirectly holds at least 95 percent of Wincor Nixdorf’s voting share capital (or that the Offer has been accepted by Wincor Nixdorf’s shareholders to such extent that Diebold, Inc. would hold (directly or indirectly) at least 95 percent of Wincor Nixdorf’s voting share capital following the Closing Date). Diebold, Inc. expects that, if applicable, the Put Right Period will commence on the date it publishes that the Offer has been accepted to such extent that it would hold (directly or indirectly) at least 95 percent of the voting share capital of Wincor Nixdorf AG following the Closing Date, which will occur no later than three business days following the expiration of the acceptance period. Wincor Nixdorf shareholders who properly exercise this right are entitled to receive the Offer Consideration, which is the same consideration received by shareholders who tendered their Wincor Nixdorf Ordinary Shares during the acceptance period or the Additional Acceptance Period. Wincor Nixdorf shareholders who did not tender their shares in the Offer, including those located or resident in the United States, may choose whether or not to exercise this put right. The procedure for exercising the put right corresponds to the procedure for tendering Wincor Nixdorf Ordinary Shares in the acceptance period or Additional Acceptance Period. See the sections of this Prospectus titled “3.7 Acceptance of the Offer” and “3.10 Settlement.” Shares put to Diebold may be traded on an “as-tendered” basis until such trading ceases as described in “3.9 Trading of Tendered Wincor Nixdorf Ordinary Shares.”

There will be no withdrawal rights during any Put Right Period. If the regulatory condition is fulfilled prior to the expiration of the Put Right Period, then (i) shares put to Diebold no later than 6: 00 p.m. (Central European Summer Time) on the business day after publication of fulfilment of the regulatory condition will be settled with the Offer on the Closing Date as described in “3.10 Settlement” and (ii) the shares put to Diebold following 6: 00 p.m. (Central European Summer Time) on the business day after publication of fulfilment of the regulatory condition will be settled twice weekly on a rolling basis. Shares must be put no later than 4: 00 p.m. (Central European Summer Time) on the cutoff date for that rolling settlement. Such settlement will occur no later than three business days following the applicable cutoff date and will include the Offer Consideration and any cash in lieu of fractional shares. See “3.17 Cash in Lieu of Fractional Diebold Common Shares.” Diebold, Inc. will extend the Put Right Period so that there are at least three business days between 6: 00 p.m. (Central European Summer Time) on the business day after publication of fulfilment of the Regulatory Condition and the expiration of the Put Right Period and will publish the end of the acceptance period of the Put Right Period with publication of the fulfillment of the Regulatory Condition. If the Regulatory Condition is fulfilled after the expiration of the Put Right Period, there will be only one settlement on the Closing Date (as defined under “3.10 Settlement”); and the Offer and the shares put to Diebold during the Put Right Period will be settled concurrently as described in “3.10 Settlement.”

3.7	Acceptance of the Offer

The acceptance of the Offer (i) must be declared in writing to the relevant custodian bank of the Wincor Nixdorf shareholder by the end of the acceptance period (“Declaration of Acceptance”) and (ii) the Wincor Nixdorf shareholders must instruct their respective custodian bank to effect the transfer of the Wincor Nixdorf shares in their custody account for which they wish to accept the Offer. The acceptance will become valid with the timely transfer of tendered Wincor Nixdorf Ordinary Shares within the acceptance period, the Additional Acceptance Period or a Put Right Period, as applicable, to ISIN DE000A169QN2 (WKN A16 9QN) at Clearstream. If the respective custodian bank is notified of the acceptance within the acceptance period, the Additional Acceptance Period or the Put Right Period prior to satisfaction of the regulatory condition, as applicable, the transfer of Wincor Nixdorf Ordinary Shares will be deemed to have been timely effected if it has been effected at the latest by 6: 00 p.m. (Central European Time or Central European Summer Time, as applicable) on the second business day after the expiration of the acceptance period or prior to 6: 00 p.m. (Central European Summer Time) on the day after publication of the satisfaction of the regulatory condition, as applicable. Transfers are to be arranged by the custodian bank after receipt of the Declaration of Acceptance. For a discussion of the exercise of put rights, if any, after publication of the satisfaction of the regulatory condition, see “3.6.3 Put Right Period”.

Receipt by the custodian bank is important for compliance with the relevant period. Declarations of acceptance that are not received by the respective custodian bank within the relevant period or that have been erroneously or incompletely filled out will not be regarded as an acceptance of the Offer and do not entitle the respective Wincor Nixdorf shareholder to receive the Offer Consideration. Neither Diebold, nor persons acting in concert with Diebold nor their subsidiaries are required to notify any Wincor Nixdorf shareholder of any defects or errors in the Declaration of Acceptance, and they assume no liability in the event that such notification is not made.

3.8	Withdrawal Rights

At any time during the acceptance period, Wincor Nixdorf shareholders may withdraw their Wincor Nixdorf Ordinary Shares. Following the end of the acceptance period, withdrawal rights will cease, and any Wincor Nixdorf Ordinary Shares tendered into the Offer cannot be withdrawn. If the acceptance period is extended, Wincor Nixdorf shareholders may withdraw their tendered Wincor Nixdorf Ordinary Shares until the end of the acceptance period as extended pursuant to Sections 21(4) and 22(3) of the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz). See “3.6.2.2 Extension of the Acceptance Period” and “3.6.2.3 Amendment of the Offer.” The Additional Acceptance Period, if any, is

not an extension of the acceptance period.There will be no withdrawal rights during any Additional Acceptance Period or, if applicable, a Put Right Period. See the section of this Prospectus titled “3.6.2 Extension, Termination and Amendment; Additional Acceptance Period.”

To withdraw previously tendered Wincor Nixdorf Ordinary Shares (except in an Additional Acceptance Period and a Put Right Period, during which there will be no withdrawal rights), a written notice of withdrawal must, prior to the end of the acceptance period, be timely received by the custodian bank holding Wincor Nixdorf Ordinary Shares for a Wincor Nixdorf shareholder. The written notice of withdrawal must specify the number of Wincor Nixdorf Ordinary Shares withdrawn and instruct the custodian bank holding the shares to rebook the shares into ISIN DE000A0CAYB2 at Clearstream.

3.9	Trading of Tendered Wincor Nixdorf Ordinary Shares

Wincor Nixdorf shareholders who tender their Wincor Nixdorf Ordinary Shares in the Offer may sell these tendered Wincor Nixdorf Ordinary Shares in the open market. A new ISIN DE000A169QN2 (WKN A16 9QN) for tendered Wincor Nixdorf Ordinary Shares and any Wincor Nixdorf Ordinary Shares put during the put right period, if applicable has been obtained. The new ISIN (WKN) will permit trading in tendered Wincor Nixdorf Ordinary Shares on an as-tendered basis on the regulated market (Regulierter Markt) (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) as of the third trading day following the commencement of the acceptance period. Therefore, although following the end of the acceptance period Wincor Nixdorf shareholders may not withdraw any ordinary shares tendered into the Offer, such shareholders will be able to trade their tendered shares on an “as-tendered” basis. We expect that trading of the tendered Wincor Nixdorf Ordinary Shares and Wincor Nixdorf Ordinary Shares put during a put right period, if any, on the regulated market of the Frankfurt Stock Exchange will cease after the end of the regular stock exchange trading hours one working day after satisfaction of the regulatory condition or, if later, after the end of the Additional Acceptance Period. Diebold will publish the date on which trading ceases without undue delay as described under “3.18 Publications.” Wincor Nixdorf Ordinary Shares put to Diebold, Inc. during a Put Right Period, if any, may be traded on an “as tendered” basis until such trading ceases.

Any person acquiring tendered Wincor Nixdorf Ordinary Shares will assume all rights and obligations arising from the prior acceptance of the Exchange Offer.

Wincor Nixdorf shares not tendered will continue to be traded under ISIN DE000A0CAYB2 (WKN A0C AYB).

3.10	Settlement

The delivery of the Diebold Common Shares issued pursuant to the Offer and payment of €38.98 cash per tendered Wincor Nixdorf Ordinary Share will occur without undue delay no later than seven business days following the later of (i) the publication of the results of the Additional Acceptance Period or (ii) the satisfaction of the regulatory condition (“Closing Date”). Under the Business Combination Agreement, the regulatory condition may remain outstanding until November 21, 2016. If the regulatory condition is not satisfied on or prior to November 21, 2016 (or waived at least one working day prior to the end of the acceptance period), the Offer will terminate and settlement will not occur. Payment of the Offer Consideration may be made on a date that is significantly later than the end of the acceptance period (after which withdrawal rights will cease) or the expiration of the Additional Acceptance Period, or may not occur. If the Offer is not completed, shareholders who have tendered their Wincor Nixdorf Ordinary Shares in the Offer will have their shares rebooked to their accounts.

On the Closing Date, Clearstream will deposit the tendered Wincor Nixdorf Ordinary Shares to the account of the Settlement Agent at Clearstream for the purpose of transferring the ownership of the tendered Wincor Nixdorf Ordinary Shares to Diebold Holding Germany Inc. & Co. KGaA, a partnership limited by shares (Kommanditgesellschaft auf Aktien) incorporated under the laws of the Federal Republic of

Germany on January 27, 2016 and a wholly-owned subsidiary of Diebold, Inc. to facilitate the transactions contemplated by the business combination agreement (“Diebold KGaA”). Diebold KGaA has not engaged in any activities to date other than those incidental to its formation and its activities and obligations contemplated by the transaction agreement.

No later than on November 21, 2016 it will be determined whether and how the Offer will be settled.

Wincor Nixdorf Ordinary Shares put to Diebold, Inc. during a Put Right Period, if any, and no later than 6: 00 p.m. (Central European Summer Time) on the business day after publication of fulfilment of the Regulatory Condition will be settled with Wincor Nixdorf Ordinary Shares tendered in the Offer as described above. Wincor Nixdorf Ordinary Shares put to Diebold, Inc. during a Put Right Period, if any, and following 6: 00 p.m. (Central European Summer Time) on the business day after publication of fulfilment of the Regulatory Condition will be settled on a rolling basis twice weekly. In that case, shares must be put no later than 4: 00 p.m. (Central European Summer Time) on the cutoff date for that rolling settlement, and settlement will occur no later than three business days following the applicable cutoff date and will include the Offer Consideration and any cash in lieu of fractional shares.

3.11	Ownership of Diebold Following the Offer

The below estimate of ownership of Diebold following the acceptance period or, if applicable, an Additional Acceptance Period, assumes that:

•	pursuant to the Offer, Diebold acquires all of the outstanding Wincor Nixdorf Ordinary Shares;

•	all of the outstanding Wincor Nixdorf stock options exercised by a holder during the Offer will be settled by Wincor Nixdorf in cash; and

•	Wincor Nixdorf does not grant, deliver, sell, commit to sell, transfer, or otherwise dispose of its treasury shares.

Based on the assumptions above, following the Additional Acceptance Period, former Wincor Nixdorf shareholders will own, in the aggregate, approximately 16.6 percent of all issued and outstanding Diebold Common Shares.

3.12	Treatment of Wincor Nixdorf Stock Plans

The Offer does not extend to Wincor Nixdorf stock options. Wincor Nixdorf has agreed in the Business Combination Agreement that any outstanding exercisable Wincor Nixdorf stock options exercised by a holder during the Offer will be settled by Wincor Nixdorf in cash. As of January 27, 2016, Wincor Nixdorf had issued approximately 2.6 million stock options as part of several stock option plans (together the “Wincor Nixdorf Stock Option Plan”) of which approximately 0.6 million options grant the right to purchase or subscribe for Wincor Nixdorf Ordinary Shares in a number representing in total approximately 1.8 percent of Wincor Nixdorf’s current share capital until the later of the end of the acceptance period or the expiration of the Put Right Period, if any, pursuant to Section 39c of the German Takeover Act.

3.13	Wincor Nixdorf’s Agreement Not to Tender Treasury Shares

As of January 27, 2016, Wincor Nixdorf held approximately 9.88 percent (3,268,777 Wincor Nixdorf Ordinary Shares) of its share capital in treasury shares. Wincor Nixdorf has committed (i) by way of a non-tender agreement (Qualifizierte Nichtannahmeerklärung) to not dispose of any of its treasury shares (either by tendering into the Offer or otherwise) until the settlement of the Offer, including the Put Right Period, if any, pursuant to Section 39c of the German Takeover Act, and (ii) to deposit its treasury shares into a blocked account (Sperrkonto).

3.14	Plans for Wincor Nixdorf After the Offer

Following consummation of the Offer, Diebold intends to pursue a post-completion reorganization to effect a business combination of Wincor Nixdorf and Diebold and to acquire any outstanding Wincor Nixdorf Ordinary Shares not tendered in the Offer. Whether Diebold pursues a post-completion reorganization transaction following consummation of the Offer and the type of such transaction will depend on the percentage of Wincor Nixdorf Ordinary Shares acquired in the Offer and, to the extent legally permissible, in the open market. Post-completion reorganization transactions include:

(1)	a domination agreement and/or a profit and loss transfer agreement, pursuant to which the remaining Wincor Nixdorf shareholders will be offered to elect either (i) to continue to hold their Wincor Nixdorf Ordinary Shares and receive an adequate fixed or variable annual guaranteed dividend or annual share of profit in the amount of the guaranteed dividend pursuant to Section 304 of the German Stock Corporation Act, or (ii) to receive adequate cash compensation in exchange for their Wincor Nixdorf Ordinary Shares pursuant to Section 305(2) of the German Stock Corporation Act; and/or

(2)	a squeeze-out transaction with respect to Wincor Nixdorf Ordinary Shares that Diebold does not already own following the consummation of the Offer, pursuant to (a) a cash merger squeeze-out under Section 62(5) of the German Transformation Act, (b) a corporate squeeze-out under Sections 327a et seq. of the German Stock Corporation Act, or (c) a takeover squeeze-out under Sections 39a et seq. of the German Takeover Act. In such a squeeze-out transaction, ordinary shares of remaining Wincor Nixdorf shareholders would be automatically converted into the right to receive compensation—in the case of (i) a cash merger squeeze-out or a corporate squeeze-out, compensation in cash, and (ii) a takeover squeeze-out, the Offer Consideration or, at the shareholder’s election, all-cash compensation.

Diebold intends to pursue such post-completion reorganization transactions (“Post-Completion Reorganization”) following the consummation of the Offer and, if Diebold pursues such transactions, shareholders located or resident in the United States will be permitted to participate in such transactions. As a result of a squeeze-out transaction, if completed, Wincor Nixdorf would become a (direct or indirect) wholly-owned subsidiary of Diebold.

If Diebold does not buy out the remaining Wincor Nixdorf shareholders by way of a squeeze-out transaction and remaining Wincor Nixdorf shareholders decide not to exchange their Wincor Nixdorf Ordinary Shares for adequate cash compensation as provided for in a domination agreement and/or a profit and loss transfer agreement, such Wincor Nixdorf shareholders will receive an adequate fixed or variable annual guaranteed dividend or annual share of profit in the amount of the guaranteed dividend as determined in the domination agreement and/or a profit and loss transfer agreement. When determining the adequate fixed or variable annual guaranteed dividend or annual share of profit, Diebold will take into account Wincor Nixdorf’s past and current results of operations pursuant to the German Commercial Code (Handelsgesetzbuch) and the German Stock Corporation Act and Wincor Nixdorf’s future earnings prospects.

If Diebold buys out the remaining Wincor Nixdorf shareholders by way of a squeeze-out transaction or remaining Wincor Nixdorf shareholders elect to exchange their Wincor Nixdorf Ordinary Shares for adequate cash compensation as provided for in a domination agreement and/or a profit and loss transfer agreement, Diebold will use Wincor Nixdorf’s discounted earnings or, if appropriate, discounted cash flow, to value the minority shareholders’ shares. In general, the amount of such adequate cash compensation may not be less than the weighted average market price of Wincor Nixdorf’s ordinary shares for the three-month period prior to the announcement of Diebold’s intention to enter into the domination and/or profit and loss transfer agreement or to initiate a squeeze-out transaction, as applicable. See the sections of this Prospectus titled “13.7 The Business Combination Agreement” and “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions.”

3.15	Parallel Acquisitions

Diebold reserves the right, to the extent legally permissible, to directly or indirectly acquire additional Wincor Nixdorf Ordinary Shares outside the Exchange Offer on or off the stock exchange. To the extent that such acquisitions take place, this will be published without undue delay in accordance with applicable law, including without limitation in accordance with Sections 14(3), 23(2) of the German Takeover Act, on the internet at http://www.diebold.com under Company/Investor Relations, in the German Federal Gazette (Bundesanzeiger) and by way of an English language press release via an electronically operated information distribution system in the United States stating the number and consideration paid or agreed to be paid for the Wincor Nixdorf Ordinary Shares so acquired or agreed to acquire.

If Diebold or, any of its subsidiaries or any person acting in concert with Diebold (within the meaning of Section 2(5) of the German Takeover Act) acquires or agrees to acquire any Wincor Nixdorf Ordinary Shares after publication of the offer document but prior to the publication of the results of the acceptance period for consideration whose value is higher than the value of the Offer Consideration, the Offer Consideration will be increased by the difference to the highest such consideration paid or agreed to be paid by Diebold or such other persons.

If Diebold or any of its subsidiaries or any person acting in concert with Diebold (within the meaning of Section 2(5) of the German Takeover Act) acquires or agrees to acquire any Wincor Nixdorf Ordinary Shares within a period of one year after the publication of the results of the acceptance period for consideration whose value is higher than the value of the Offer Consideration, Diebold would generally be required to pay the difference to the highest such consideration paid or agreed to be paid by Diebold or such other persons. However, the requirement described in the preceding sentence does not apply to the purchase of Wincor Nixdorf Ordinary Shares on a stock exchange or in Post-Completion Reorganization transactions that are described in “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions.”

3.16	Currency of the Exchange Offer

In accordance with Section 31 para. 2 of the German Takeover Act, the currency in which the Exchange Offer will be conducted is euros. This means that all relevant calculations for the Exchange Offer under the German Takeover Act, including the value of Wincor Nixdorf Ordinary Shares for purposes of complying with the minimum pricing rules under the German Takeover Act, will be presented in euros. After commencement of trading, Diebold Common Shares will be quoted on the Frankfurt Stock Exchange in euros and on the New York Stock Exchange in U.S. dollars.

3.17	Cash in Lieu of Fractional Diebold Common Shares

Diebold will not issue fractional Diebold Common Shares pursuant to the Offer. To the extent that holders of Wincor Nixdorf Ordinary Shares are entitled to fractional shares, those fractional entitlements will be aggregated and sold in the market and the proceeds of such sale distributed pro rata to the holders of Wincor Nixdorf Ordinary Shares entitled thereto no later than ten business days after the Closing Date in compliance with the German Takeover Act and customary banking practice in Germany. Because market prices of Diebold Common Shares will fluctuate, cash proceeds received by Wincor Nixdorf shareholders in respect of their fractional shares may be different than an amount calculated based on the market price of a Diebold common share on the Closing Date.

3.18	Publications

Diebold will publish any notices of extension in compliance with German law and practice. All notifications and announcements required pursuant to the German Takeover Act will be made in German and English language on Diebold’s website (http://www.diebold.com) under Company/Investor Relations and in German language in the German Federal Gazette (Bundesanzeiger). An English version of such notifications and announcements will be distributed via an electronically operated information dissemination system in the United States. Diebold will also file such notifications and announcements in English language with the SEC at http://www.sec.gov and otherwise comply with its obligation under U.S. law with respect to informing security holders of any material change in the information published, sent or given to security holders. In addition, Diebold will give notice to BaFin as required by applicable law.

In particular, Diebold will publish without undue delay, in the manner described in the immediately preceding paragraph,if (i) a condition to the Offer has been fulfilled, (ii) a condition to the Offer has been waived by Diebold, (iii) all conditions to the Offer have been fulfilled unless otherwise waived, or (iv) the Offer will not be completed. Diebold will publish such notices without undue delay and no later than one Business Day following the occurrence of any of the foregoing.

Diebold intends to publish results of the Offer without undue delay and no later than three Business Days following the expiration of the acceptance period or Additional Acceptance Period, as applicable. Notice of when the Additional Acceptance Period, if any, will commence will be included in the publication of the results of the acceptance period.

3.19	Appraisal Rights

An appraisal proceeding is not available in connection with the Offer, but may, subject to applicable law, be available to Wincor Nixdorf shareholders who do not tender (or tender and properly withdraw) their Wincor Nixdorf Ordinary Shares in the Offer under the German Appraisal Proceedings Act (Spruchverfahrensgesetz) in connection with a potential Post-Completion Reorganization. An appraisal proceeding generally does not take into account the Offer Consideration when valuing the shares. Therefore, the form and amount of compensation paid for Wincor Nixdorf shares in an appraisal proceeding, if any, may be different than the Offer Consideration. See the section of this Prospectus titled “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions.”

4. REASONS FOR THE OFFER AND USE OF PROCEEDS

4.1	Reasons for the Offer

Diebold intends to acquire control over Wincor Nixdorf AG and, following consummation of the Offer, to pursue a Post-Completion Reorganization to effect a business combination of Wincor Nixdorf and Diebold and to acquire any outstanding Wincor Nixdorf Ordinary Shares not tendered in the Offer. Whether Diebold pursues a Post-Completion Reorganization transaction following consummation of the Offer and the type of such transaction will depend on the percentage of Wincor Nixdorf Ordinary Shares acquired in the Offer and, to the extent legally permissible, in the open market. For a more detailed discussion, see the section of this Prospectus titled “13.4 Diebold’s Reasons for the Business Combination” and “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions.”

4.2	Use of Proceeds

The Diebold Common Shares will be delivered to Wincor Nixdorf shareholders who have validly tendered and not properly withdrawn their Wincor Nixdorf Ordinary Shares in the Offer in exchange for the Offer Consideration, and Diebold will not receive any proceeds from the Offer. Diebold expects the total costs that it will incur in connection with the Offer (legal, banking and other professional fees and costs) to be approximately $216.6 million.

5. DIVIDENDS AND DISTRIBUTIONS; RESULTS AND DIVIDENDS PER SHARE

5.1	General Provisions Relating to Profit Allocation and Dividend Payments

The Diebold Common Shares will carry full dividend rights following the Closing Date and grant the same rights as all other Diebold Common Shares. The holders of Diebold Common Shares are entitled to receive such dividends as Diebold’s board of directors from time to time may declare out of funds legally available. Pursuant to Section 1701.33 of the Ohio Revised Code (“ORC”), a dividend or distribution may be paid in cash, property, or shares of a corporation. The dividend or distribution must not exceed the combination of the surplus and the difference between (i) the reduction in surplus that results from the immediate recognition of the transition obligation under the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”), Topic 718, and (ii) the aggregate amount of the transition obligation that would have been recognized as of the date of the declaration of a dividend or distribution if the corporation had elected to amortize its recognition of the transition. In addition, Section 1701.34 of the ORC provides that if a corporation has declared a cash dividend or distribution on any shares and has mailed to a shareholder at his address appearing on the records of the corporation a valid check in the amount of the dividend or distribution to which such shareholder is entitled, and such check would have been honored if duly presented to the bank on which it is drawn, no action for the recovery of such dividend or distribution or the amount thereof can be brought more than six years after the date of mailing the check.

Entitlement to dividends is subject to the preferences granted to other classes of securities Diebold may have outstanding in the future, including any serial preferred shares, and may be restricted by the terms of Diebold’s debt instruments. In the event of liquidation of Diebold, Inc., holders of Diebold Common Shares are entitled to share in any assets of Diebold, Inc. remaining after satisfaction in full of its liabilities and satisfaction of such dividend and liquidation preferences as may be possessed by the holders of other classes of securities of Diebold, Inc., including any serial preferred shares. Diebold may not issue fractions of shares upon any occasion of the declaration, issuance and distribution of a dividend payable in shares; but all such fractions to which any shareholder might otherwise be entitled in connection with any such declaration, issuance, distribution or exchange will be eliminated and disposed of by such method, authorized, permitted or not prohibited by law, as may be determined by Diebold’s board of directors. For a more detailed discussion, see the section of this Prospectus titled “20. Description of Share Capital of Diebold and Applicable Regulations.”

Diebold and Wincor Nixdorf will continue to pay dividends consistent with their respective past practice until the Closing Date.

Diebold intends to pay dividends at a lower per share rate, subject to market and other conditions, following the Closing Date. Diebold Common Shares issued to Wincor Nixdorf shareholders who validly tender in the Offer will be entitled to dividends following the Closing Date.

5.2	Dividend Policy and Earnings per Share

Diebold paid dividends of $56.5 million and $56.2 million in the nine months ended September 30, 2015 and 2014, respectively. Quarterly dividends were $0.2875 per share for both periods. Diebold paid dividends of $74.9 million, $74.0 million and $72.8 million in the years ended December 31, 2014, 2013 and 2012, respectively. Annualized dividends per share were $1.15 for the years ended December 31, 2014 and 2013 and $1.14 for the year ended December 31, 2012.

The following table sets forth earnings per share and dividends information for Diebold for the periods indicated. The statements of operations for each of the years ended December 31, 2014, 2013 and 2012 are derived from Diebold’s audited financial statements, which are incorporated by reference herein. The financial information of Diebold for the nine months ended September 30, 2015 and for the nine months ended September 30, 2014 is derived from Diebold’s unaudited consolidated financial statements, which are incorporated by reference herein. The operating results for the nine months ended September 30, 2015 are not necessarily indicative of the results of operations for the remainder of the fiscal year or any future period.

	(Unaudited) Nine Months Ended September 30,		Years Ended December 31,
	2015	2014	2014	2013	2012
	(in millions, except per share data)
Basic earnings (loss) per common share
Income (loss) from continuing operations, net of tax	$0.63	$1.31	$1.77	$(2.85)	$1.22
Net income (loss) attributable to Diebold, Incorporated	$0.63	$1.31	$1.77	$(2.85)	$1.17

Diluted earnings (loss) per common share
Income (loss) from continuing operations, net of tax	$0.63	$1.30	$1.76	$(2.85)	$1.20
Net income (loss) attributable to Diebold, Incorporated	$0.63	$1.30	$1.76	$(2.85)	$1.15

Number of weighted-average shares outstanding
Basic shares	64.9	64.5	64.5	63.7	63.1
Diluted shares	65.5	65.1	65.2	63.7	63.9
Dividends
Common dividends paid	$56.5	$56.2	$74.9	$74.0	$72.8
Common dividends paid per share	$0.8625	$0.8625	$1.15	$1.15	$1.14

For a more detailed discussion, see the section of this Prospectus titled “5.3 Comparative per Share Market Price and Dividend Information.”

5.3	Comparative per Share Market Price and Dividend Information

Diebold Common Shares trade on the NYSE, under the symbol “DBD,” and Wincor Nixdorf Ordinary Shares trade on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), under the symbol “WIN.” The table below sets forth, for the periods indicated, the high and low closing prices per share reported on the NYSE and on the Frankfurt Stock Exchange, as applicable.

	Diebold Common Shares		Wincor Nixdorf Ordinary Shares
	High	Low	High	Low
2016
January	$29.50	$24.69	€46.36	€42.00
2015	$37.51	$29.13	€48.42	€32.89
December	$34.90	$30.09	€47.68	€43.94
November	$37.51	$33.87	€48.42	€43.34
October	$37.47	$30.20	€46.55	€33.40
September	$31.92	$29.36	€37.75	€33.63
August	$35.71	$30.05	€39.81	€32.92
Fourth Quarter	$37.51	$29.96	€48.42	€33.40
Third Quarter	$35.71	$29.36	€39.81	€32.92
Second Quarter	$37.83	$33.43	€46.42	€32.89
First Quarter	$36.34	$31.05	€46.52	€37.85
2014	$40.61	$32.35	€58.10	€33.62
Fourth Quarter	$37.89	$32.82	€40.25	€33.62
Third Quarter	$40.26	$35.32	€43.52	€37.88
Second Quarter	$40.61	$36.45	€53.20	€41.56
First Quarter	$40.31	$32.35	€58.10	€50.27
2013	$35.10	$27.61	€51.21	€35.95
2012	$40.68	$28.26	€41.59	€26.45
2011	$36.94	$24.76	€62.87	€30.91

The table below sets forth, for the periods indicated, the dividends declared on Diebold Common Shares and on Wincor Nixdorf Ordinary Shares.

	Diebold Common Shares	Wincor Nixdorf Ordinary Shares
	Dividend	Dividend
2015
Fourth Quarter	$0.2875	—
Third Quarter	$0.2875	—
Second Quarter	$0.2875	—
First Quarter	$0.2875	€1.75
2014
Fourth Quarter	$0.2875	—
Third Quarter	$0.2875	—
Second Quarter	$0.2875	—
First Quarter	$0.2875	€1.48
2013
Fourth Quarter	$0.2875	—
Third Quarter	$0.2875	—
Second Quarter	$0.2875	—
First Quarter	$0.2875	€1.05

The following table presents trading information for Diebold Common Shares on the NYSE and Wincor Nixdorf Ordinary Shares on the Frankfurt Stock Exchange on (1) October 16, 2015, the last trading day before Diebold and Wincor Nixdorf publicly announced that they had entered into a non-binding term sheet agreement regarding the key parameters of a potential strategic business combination, and (2) November 20, 2015, the last trading day before the date of public announcement of the execution of the Business Combination Agreement, and (3) February 3, 2016, the latest practicable trading date before the date of this Prospectus.

	Diebold Common Shares			Wincor Nixdorf Ordinary Shares
	High	Low	Close	High	Low	Close
October 16, 2015	$33.71	$32.45	$33.55	€40.30	€38.82	€39.40
November 20, 2015	$37.88	$35.96	$37.65	€47.80	€45.76	€47.70
February 3, 2016	$27.60	$26.29	$27.39	€46.35	€45.31	€46.35

The value of the Diebold Common Shares that form a part of the Offer Consideration will change as the market price of Diebold Common Shares fluctuates during the pendency of the Offer, and therefore will likely be different from the prices set forth above at the time you receive your Diebold Common Shares. See the section in this Prospectus titled “1. Risk Factors.” Shareholders are encouraged to obtain current market quotations for Diebold Common Shares and Wincor Nixdorf Ordinary Shares prior to making any decision with respect to the Offer.

6. CAPITALIZATION AND INDEBTEDNESS; STATEMENT ON WORKING CAPITAL

The following table sets forth Diebold’s cash and cash equivalents, capitalization and indebtedness as of November 30, 2015. The amounts below are in accordance with U.S. GAAP. For further information regarding the pro forma financial position of Diebold following the Business Combination, see the section of this Prospectus titled “11. Unaudited Pro Forma Condensed Combined Financial Information.”

6.1	Capitalization

As of November 30, 2015
(in millions of $)
Total current debt	$33.1
Guaranteed	—
Secured	—
Unguaranteed/unsecured	33.1
Total non-current debt (excluding current portion of long-term debt)	737.5
Guaranteed (1)	4.4
Secured	—
Unguaranteed/unsecured	733.1
Shareholders’ equity	383.9
Share capital (2)	99.6
Legal reserve (3)	434.2
Other reserves (4)	(149.9)
Total	$1,154.5

(1)	As of November 30, 2015, guaranteed non-current debt consisted of remaining industrial development revenue bonds. Diebold guaranteed the payments of principal and interest on the bonds by obtaining letters of credit. They were fully repaid in December 2015. For more information see the section “16.3 Debt Financing” of this Prospectus.
(2)	Share capital represents “Common shares” in Diebold’s consolidated financial statements.
(3)	Legal reserve represents “Additional capital” in Diebold’s consolidated financial statements.
(4)	Other reserves represents the total of “Retained earnings” of $728.5 million, “Treasury shares, at cost” of $(560.1) million, and “Accumulated other comprehensive loss” of $(318.3) million in Diebold’s consolidated financial statements.

6.2	Indebtedness

As of November 30, 2015
(in millions of $)
Cash	$233.0
Cash equivalent	40.7
Trading securities (1)	82.6
Liquidity (2)	356.3
Current financial receivable (3)	628.1
Current bank debt	—
Current portion of non-current debt	33.1
Other current financial debt	—
Current financial debt	33.1
Net current financial indebtedness (4)	(951.3)
Non-current bank loans	730.2
Bonds issued	4.4
Other non-current loans	2.9
Non-current financial indebtedness	737.5
Net financial indebtedness (5)	$(213.8)

(1)	Trading securities represents “Short-term investments” in Diebold’s consolidated financial statements.
(2)	Liquidity is the total of Cash, Cash equivalent, and Trading securities.
(3)	Current financial receivable represents the total of “Trade receivables, less allowances for doubtful accounts” of $571.6 million, short-term “Notes receivable” of $15.1 million, and short-term “Finance lease receivables” of $41.4 million in Diebold’s consolidated financial statements.
(4)	Net current financial indebtedness is Current financial debt less Liquidity and Current financial receivable
(5)	Net financial indebtedness is the total of Net current financial indebtedness and Non-current financial indebtedness.

As of November 30, 2015, Diebold’s indirect and contingent indebtedness was approximately $306.2 million on an unaudited basis. These contingent obligations are related to future minimum operating lease payments of approximately $128.5 million, material indirect tax matters of approximately $166.9 million primarily in Brazil and Thailand, and purchase commitments due within one year of approximately $10.8 million.

6.3	Working Capital Statement

In Diebold’s opinion, Diebold has sufficient working capital to meet its present requirements and the present requirements of its subsidiaries for the next 12 months from the date of this Prospectus.

7. DILUTION

Dilution refers to two distinct aspects: dilution in participation, and dilution in value. Dilution in participation refers to the effect the issuance of new Diebold Common Shares has on the individual percentage of shareholding of the existing Diebold shareholders. Dilution in value refers to the effect the issuance of new Diebold Common Shares at a certain issue price has on the value of the shareholders’ equity of Diebold per share at a certain point in time.

It is assumed that all Wincor Nixdorf shareholders accept the Offer Consideration for their 29.8 million Wincor Nixdorf Ordinary Shares (disregarding 3.3 million treasury shares held by Wincor Nixdorf for which Wincor Nixdorf has agreed not to accept the Offer) and that the total price of these 29.8 million Wincor Nixdorf Ordinary Shares amounts to $1,731.1 million (converted from euros at $1.1162 to €1, based on the noon buying rate as of September 30, 2015). This is based on $433.9 million from the issuance of 12,940,236 million Diebold Common Shares at a price of $33.53 per share, which corresponds to the volume-weighted average market price of Diebold’s common shares on the NYSE during the last three months prior to the publication of the decision to launch the Offer on November 23, 2015, i.e., the period from August 23, 2015 to and including November 22, 2015, and an additional cash payment in the aggregate amount of $1,297.2 million (converted from euros at $1.1162 to €1, based on the noon buying rate as of September 30, 2015). No additional capital increase by Wincor Nixdorf is assumed. It is also assumed that the estimated transaction and issuance costs of $216.6 million and incremental interest expense of $86.9 million will be deducted from the book value after the completion of the Offer. Based on these assumptions, the book value of equity attributable to shareholders increases by $130.4 million based on the value of shares issued to tendering Wincor Nixdorf shareholders ($433.9 million) minus transaction costs ($216.6 million) and interest expense ($86.9).

Calculation of Dilution
	Diebold	Wincor Nixdorf
	(in millions, except per share data)
Prior to the Offer
Book value of equity attributable to the shareholders (net book value) as of September 30, 2015 (Diebold) and June 30, 2015 (Wincor Nixdorf)	$401.4	$461.6	(1)
Number of shares issued as of September 30, 2015 (Diebold) and June 30, 2015 (Wincor Nixdorf)	79.7	33.1
Proportionate book value of equity of the shareholders (net book value) per share	$5.04	$13.95	(1)
Number of shares issued as of September 30, 2015 (Diebold) and June 30, 2015 (Wincor Nixdorf) excluding treasury shares	65.0	29.8
Proportionate book value of equity of the shareholders (net book value) per share excluding treasury shares	$6.18	$15.49

After completion of the Offer (2)
Increase in book value of equity attributable to the shareholders (net book value) following the issuance of new Diebold Common Shares	$130.4
Book value of equity attributable to the shareholders (net book value)	$531.8

Calculation of number of Diebold Common Shares to be issued
Number of Diebold Common Shares offered per tendered Wincor Nixdorf Ordinary Share	0.434
Total number of Diebold Common Shares offered to Wincor Nixdorf shareholders	12.9
Number of Diebold Common Shares issued after the completion of the Offer (2)	77.9

Proportionate book value of equity attributable to the shareholders (net book value) per Diebold common share after completion of the Offer (2)
Proportionate book value of equity attributable to the shareholders (net book value) per Diebold common share of the combined company	$6.83
Increase in proportional book value of equity attributable to the shareholders (net book value) per Diebold common share	$0.65
Increase in proportional book value of equity attributable to the shareholders (net book value) per Diebold common share	10.5%
Dilution of the shareholding percentage of Diebold shareholders (3)	16.6%

(1)	Converted from one euro to $1.1140, based on the exchange rate as of June 30, 2015 for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York.
(2)	Disregarding treasury shares held or any changes in the number of issued shares after September 30, 2015 (Diebold) or June 30, 2015 (Wincor Nixdorf) except for the capital increase creating the consideration for the tendered Wincor Nixdorf Ordinary Shares.
(3)	Dilution of the shareholding percentage of Diebold shareholders is calculated as the change in ownership from 100 percent prior to the Offer to 83.4 percent after completion of the Offer.

Wincor Nixdorf shareholders will not be exposed to a dilution of value because the net book value of the Wincor Nixdorf Ordinary Shares will not be affected by the exchange of Wincor Nixdorf Ordinary Shares for the Offer Consideration at the level of Wincor Nixdorf shareholders.

8. SELECTED CONSOLIDATED FINANCIAL INFORMATION OF DIEBOLD

The following table sets forth selected historical consolidated financial information for Diebold as of the end of and for the periods indicated. The statements of operations information for each of the years ended December 31, 2014, 2013 and 2012, and the balance sheet information as of December 31, 2014 and 2013, are derived from Diebold’s audited financial statements for such years. The statements of operations information for each of the years ended December 31, 2011 and 2010, and the balance sheet information as of December 31, 2012, 2011 and 2010, are derived from Diebold’s audited financial statements for such years. The selected financial information of Diebold as of and for the nine months ended September 30, 2015 and for the nine months ended September 30, 2014 is derived from Diebold’s unaudited consolidated financial statements for such periods. The selected financial information of Diebold as of September 30, 2014 is derived from Diebold’s unaudited consolidated financial statements, which are not incorporated by reference. The operating results for the nine months ended September 30, 2015 are not necessarily indicative of the results of operations for the remainder of the fiscal year or any future period. The information set forth below is a summary that should be read together with the condensed consolidated financial statements and the consolidated financial statements of Diebold and the related notes thereto, as well as the section of this Prospectus titled “10. Management’s Discussion and Analysis of Financial Condition and Results of Operations of Diebold.” The following selected historical consolidated financial information is qualified in its entirety by reference to such documents and all of the financial information and notes contained in those documents. See the section of this Prospectus titled “2.12 Where You Can Find More Information; Documents Available for Inspection” for instructions on how to obtain these documents.

Selected Data from the Statement of Operations

	(Unaudited) Nine Months Ended September 30		Year Ended December 31
	2015	2014	2014	2013	2012	2011	2010
	(in millions, except per share data)
Results of operations
Net sales	$2,069.8	$2,189.8	$3,051.1	$2,857.5	$2,991.7	$2,835.8	$2,823.8
Cost of sales	1,539.7	1,638.3	2,271.7	2,217.1	2,262.1	2,105.4	2,108.4

Gross profit	$530.1	$551.5	$779.4	$640.4	$729.6	$730.5	$715.4

Amounts attributable to Diebold, Incorporated
Income (loss) from continuing operations, net of tax	$41.1	$84.5	$114.4	$(181.6)	$76.7	$143.6	$(24.7)
(Loss) income from discontinued operations, net of tax	—	—	—	—	(3.1)	0.5	0.3

Net income (loss) attributable to Diebold, Incorporated	$41.1	$84.5	$114.4	$(181.6)	$73.6	$144.1	$(24.4)

Basic earnings (loss) per common share
Income (loss) from continuing operations, net of tax	$0.63	$1.31	$1.77	$(2.85)	$1.22	$2.23	$(0.37)

(Loss) income from discontinued operations, net of tax	—	—	—	—	(0.05)	0.01	—
Net income (loss) attributable to Diebold, Incorporated	$0.63	$1.31	$1.77	$(2.85)	$1.17	$2.24	$(0.37)

Diluted earnings (loss) per common share
Income (loss) from continuing operations, net of tax	$0.63	$1.30	$1.76	$(2.85)	$1.20	$2.21	$(0.37)
(Loss) income from discontinued operations, net of tax	—	—	—	—	(0.05)	0.01	—

Net income (loss) attributable to Diebold, Incorporated	$0.63	$1.30	$1.76	$(2.85)	$1.15	$2.22	$(0.37)

Number of weighted-average shares outstanding
Basic shares	64.9	64.5	64.5	63.7	63.1	64.2	65.9
Diluted shares	65.5	65.1	65.2	63.7	63.9	64.8	65.9

Dividends
Common dividends paid	$56.5	$56.2	$74.9	$74.0	$72.8	$72.9	$71.9
Common dividends paid per share	$0.8625	$0.8625	$1.15	$1.15	$1.14	$1.12	$1.08

Selected Balance Sheet Data

	(Unaudited) Nine Months Ended September 30		Year Ended December 31
	2015	2014	2014	2013	2012	2011	2010
	(in millions, except per share data)
Consolidated balance sheet data (as of period end)
Current assets	$1,608.2	$1,787.7	$1,655.5	$1,555.4	$1,814.9	$1,732.2	$1,714.0
Current liabilities	$966.5	$1,077.4	$1,027.7	$893.7	$857.3	$837.9	$822.7

Net working capital	$641.7	$710.3	$627.8	$661.7	$957.6	$894.3	$891.3

Property, plant and equipment,net	$177.0	$161.6	$169.5	$160.9	$184.3	$192.7	$203.5
Long-term debt	$618.3	$555.0	$479.8	$480.2	$617.5	$606.2	$550.4
Total long-term liabilities	$882.1	$739.7	$759.5	$668.9	$908.8	$834.8	$720.2
Total assets	$2,275.1	$2,458.4	$2,342.1	$2,183.5	$2,593.0	$2,517.3	$2,519.8
Total equity	$426.5	$641.3	$554.9	$620.8	$826.8	$844.6	$976.8

9. SELECTED CONSOLIDATED FINANCIAL INFORMATION OF WINCOR NIXDORF

The following selected consolidated financial data have been derived from Wincor Nixdorf’s consolidated financial statements which have been prepared in accordance with IFRS as issued by the IASB. The audited consolidated financial statements for the fiscal years ended September 30, 2014, 2013 and 2012 and the unaudited interim financial statements for the nine months ended June 30, 2015 and 2014 are included elsewhere in this Prospectus. You should read the following selected consolidated financial data in conjunction with Wincor Nixdorf’s consolidated financial statements and the information included in the section of this Prospectus titled “26. Management’s Discussion and Analysis of Financial Condition and Results of Operations of Wincor Nixdorf.”

	Fiscal Year Ended September 30,
	2015	2014	2013	2012	2011
	(in thousands, except per share data)
Consolidated statements of income data:
Net sales	€2,426,995	€2,469,418	€2,465,004	€2,342,996	€2,328,200
Cost of sales	(1,993,415)	(1,925,675)	(1,922,312)	(1,852,642)	(1,757,895)

Gross Profit	433,580	543,743	542,692	490,354	570,305
Net profit on operating activities	21,851	154,962	131,531	101,100	162,356

Profit for the period	7,772	104,100	87,849	62,665	108,289
Profit attributable to non-controlling interests	1,306	3,215	721	64	1,171

Profit attributable to equity holders of Wincor Nixdorf AG	€6,466	€100,885	€87,128	€62,601	€107,118

Shares for calculation of basic earnings per share	29,816	29,796	29,776	29,776	30,795
Shares for calculation of diluted earnings per share	29,816	29,796	29,776	29,776	30,826
Basic earnings per share	€0.22	€3.39	€2.93	€2.10	€3.48
Diluted earnings per share	€0.22	€3.39	€2.93	€2.10	€3.47

	As of September 30,
	2015	2014	2013	2012	2011
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	€37,838	€43,584	€43,174	€38,414	€22,146
Current assets	€931,701	€979,641	€853,302	€840,072	€737,752
Total assets	€1,507,234	€1,539,940	€1,405,954	€1,403,523	€1,307,410
Subscribed capital	€33,085	€33,085	€33,085	€33,085	€33,085
Equity (incl. non-controlling	€391,440
interests)	€919,055	€426,809	€382,861	€329,227	€329,987
Current liabilities	€1,507,234	€887,345	€804,971	€821,485	€872,783
Total equity and liabilities	€37,838	€1,539,940	€1,405,954	€1,403,523	€1,307,410

	Year Ended September 30,
	2015	2014		2013		2012		2011
Other data (Unaudited):
Dividends declared and payable per share (Euros)	n/a	€1.75		€1.48		€1.05		€1.70
Dividends declared and payable per share ($U.S.)	n/a	$2.36	(1)	$1.95	(1)	$1.37	(1)	$2.38	(1)

(1)	Calculated based on the average U.S. dollar exchange rate as published in Wincor Nixdorf’s financial statements.

10. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DIEBOLD

10.1	Overview

Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the condensed consolidated financial statements and accompanying notes and the consolidated financial statements and accompanying notes that are included in this Prospectus on pages F.1-1 et seq.

10.1.1	Introduction

Diebold provides the services, software and technology that connect people around the world with their money—bridging the physical and digital worlds of cash conveniently, securely and efficiently. Since its founding in 1859, Diebold believes it has evolved to become a leading provider of exceptional self-service innovation, security and services to financial, retail, commercial and other markets. Diebold has approximately 15,000 employees with business in more than 90 countries worldwide. Diebold continues to execute its multi-year transformation Diebold 2.0 (“Diebold 2.0”), with the primary objective of transforming Diebold into a world-class, services-led and software-enabled company, supported by innovative hardware, which automates the way people connect with their money.

Diebold 2.0 consists of four pillars:

•	Cost—Streamline the cost structure and improve near-term delivery and execution.

•	Cash—Generate increased free cash flow in order to fund the investments necessary to drive profitable growth, while preserving the ability to return value to shareholders in the form of reliable dividends and, as appropriate, share repurchases.

•	Talent—Attract and retain the talent necessary to drive innovation and the focused execution of the transformation strategy.

•	Growth—Return Diebold to a sustainable, profitable growth trajectory.

Diebold is committed to its multi-year transformation plan that is expected to occur in three phases: 1) Crawl, 2) Walk, and 3) Run. As part of the transformation, Diebold has identified targeted savings of $200.0 million that are expected to be fully realized by the end of 2017 and plans to reinvest approximately 50 percent of the cost savings to drive long-term growth. During the “Crawl” phase, Diebold was primarily focused on taking cost out of the business and reallocating a portion of these savings as reinvestments in systems and processes. Diebold engaged Accenture LLP (“Accenture”) in a multi-year outsourcing agreement to provide finance and accounting and procurement business process services. Cost savings, along with working capital improvements, resulted in significantly more free cash flow. With respect to talent, Diebold attracted new leaders from top technology and services companies. Through increased collaboration with customers, Diebold has also improved its growth trajectories in its FSS and Security businesses.

During the second half of 2015, Diebold transitioned into the “Walk” phase of Diebold 2.0 whereby Diebold will continue to build on each pillar of cost, cash, talent and growth. The main difference in the “Walk” phase will be a greater emphasis on increasing the mix of revenue from services and software, as well as shaping Diebold’s portfolio of businesses. As it relates to increasing the mix of services and software, Diebold has recently sharpened its focus on pursuing and winning multi-vendor services contracts in North America to further diversify its portfolio of services offerings. The total number of non-Diebold ATMs signed under contract as of September 30, 2015 was more than 11,000, which gives Diebold a solid platform for future growth. For the software business, the recent acquisition of Phoenix Interactive Design, Inc. (“Phoenix”) has significantly enhanced Diebold’s ability to capture more of the dynamic self-service market. The integration of Phoenix is tracking to plan and all of Diebold’s global software activities are being coordinated through the new development center in London, Ontario.

As it relates to shaping the portfolio of businesses, Diebold’s announcements subsequent to the third quarter are consistent with its strategy of transforming into a world-class services-led, software-enabled company, supported by innovative hardware. On October 25, 2015, Diebold announced it entered into a definitive asset purchase agreement to divest its North America-based electronic security business for an aggregate purchase price of approximately $350.0 million in cash. Based on the successful transition of certain customer relationships, 10.0 percent of the purchase price is contingent and payable over a twelve-month period after closing. Diebold has also agreed to provide certain transition services for a $6.0 million credit. The sale was completed on February 1, 2016. Additionally, Diebold is narrowing its scope in the Brazil other business to primarily focus on lottery and elections to help rationalize our solution set in that market. These decisions enable Diebold to refocus its resources and better position itself to pursue growth opportunities in the dynamic self-service industry.

10.1.2	Solutions

Diebold believes it is a leader in managed and maintenance services with a dedicated service network serving our customers across the globe. The combination of Diebold’s differentiated security, remote management and highly-trained field technicians has made Diebold the preferred choice for current and emerging self-service solutions. Through managed services, banks entrust the management of their ATM and security operations to Diebold, allowing their associates to focus on core competencies. Furthermore, Diebold’s managed services provides banks and credit unions with a leading-edge technology they need to stay competitive in the marketplace. In North America, Diebold believes it is a leading ATM services provider to financial institutions with over 85,000 ATMs under maintenance contracts and 28,000 managed ATMs.

A significant demand driver in the global ATM marketplace is branch automation. The concept is to help financial institutions reduce their costs by migrating routine transactions, typically done inside the branch, to lower-cost automated channels, while also growing revenue, and adding convenience and security for the banks’ customers. Diebold serves as a strategic partner to its customers by offering a complete branch automation solution—services, software and technology—that addresses the complete value chain of consult, design, build and operate. Diebold’s Advisory Services team collaborates with our clients to help define the ideal customer experience, modify processes, refine existing staffing models and deploy technology to meet branch automation objectives. The Diebold 9900 in-lobby teller terminal provides branch automation technology by combining the speed and accuracy of a self-service terminal with intelligence from the bank’s core systems, as well as the ability to complete higher value transactions away from the teller line.

Diebold also offers hardware-agnostic, omni-channel software solutions for ATMs and a host of other self-service applications. These offerings include highly configurable, enterprise-wide software that automates and migrates financial services across channels, changing the way financial products are delivered to consumers.

Mobile integration is an emerging trend in branch automation, as consumers look for more convenient ways to interact with their financial institutions. To address this need, Diebold offers its innovative Mobile Cash Access software solution, which enables consumers to initiate ATM transactions with a mobile device. By eliminating the need for an ATM card, Mobile Cash Access dramatically speeds up transaction time and reduces the risk of card skimming, fraud and theft since sensitive customer information is never stored on the mobile device and is passed to the ATM via a secure VPN connection. Diebold has demonstrated success with this solution in North America (“NA”), and Europe, Middle East and Africa (“EMEA”).

As part of its branch automation solution, Diebold offers two-way video capabilities. The solution provides consumers with on-demand access to bank call center representatives at the ATM for sales or bank account maintenance support. In addition to delivering a personal touch outside of regular business hours, it ultimately assists financial institutions by maximizing operational efficiencies, improving the consumer experience and enhancing the overall consumer relationship.

An innovation that enhances security for customers is Diebold’s ActivEdge™ secure card reader. This is the ATM industry’s first complete anti-skimming, EMV compliant card reader that prevents all known forms of skimming, the most prevalent type of ATM crime. ActivEdge™ can assist financial institutions avoid skimming-related fraud losses which, according to the ATM Industry Association, totals more than $2 billion annually worldwide. ActivEdge™ requires users to insert cards into the reader via the long edge, instead of the traditional short edge. Diebold believes by shifting a card’s angle 90 degrees, ActivEdge™ prevents modern skimming devices from reading the card’s full magnetic strip, eliminating the devices’ ability to steal card data.

Diebold will continue to invest in developing new services, software and security solutions that align with the needs of its customers. During the third quarter, Diebold added its high-performance cash-dispensing and full-function ATM models to its self-service platform. Over the past year, Diebold has unveiled three new lines of ATMs-standard market, extended branch and the high-performance line, which are designed to meet specific market and branch needs for customers.

10.1.3	Key Factors Affecting Results

The key factors affecting Diebold’s performance include, but are not limited to:

•	demand for services and software, including managed services and professional services;

•	timing of self-service equipment upgrades and/or replacement cycles;

•	demand for products and solutions related to bank branch automation opportunities;

•	demand for security products and services for the financial and commercial sectors; and

•	high levels of deployment growth for new self-service products in emerging markets.

10.1.4	Significant Highlights, Investments and Divestitures

In January 2015, Diebold announced the realignment of its Brazil and Latin America (“LA”) businesses to drive greater efficiency and further improve customer service. Beginning the first quarter of 2015, LA and Brazil operations were reported under one single reportable operating segment and comparative periods have been reclassified for consistency. The presentation of comparative periods also reflects the reclassification of certain global expenses from segment operating profit to corporate charges not allocated to segments due to the 2015 realignment activities.

On March 13, 2015, Diebold acquired all of the equity interests of Phoenix for a total purchase price of approximately $72.9 million, including approximately $12.6 million of deferred cash payment payable over the next three years. Acquiring Phoenix, a leader in developing innovative multi-vendor software solutions for ATMs and a host of other FSS applications, is a foundational move to accelerate Diebold’s growth in the fast-growing managed services and branch automation spaces. The results of operations for Phoenix are primarily included in the NA reportable operating segment within Diebold’s condensed consolidated financial statements from the date of the acquisition. Preliminary purchase price allocations are subject to further adjustment until all pertinent information regarding the assets acquired and liabilities assumed are fully evaluated.

As of March 31, 2015, Diebold agreed to sell its equity interest in its Venezuela joint venture to its joint venture partner and recorded a $10.3 million impairment of assets in the first quarter of 2015. On April 29, 2015, Diebold closed the sale for the estimated fair market value and recorded a $1.0 million reversal of impairment of assets based on final adjustments in the second quarter of 2015, resulting in a $9.3 million impairment of assets for the nine months ended September 30, 2015. Diebold no longer has a consolidating entity in Venezuela but will continue to operate in Venezuela on an indirect basis.

Prior to the sale, Diebold’s Venezuela operations consisted of a fifty-percent owned subsidiary, which was consolidated. Venezuela was measured using the U.S. dollar as its functional currency because its economy is considered highly inflationary. On March 24, 2014, the Venezuela government announced a currency exchange mechanism, SICAD 2, which yielded an exchange rate significantly higher than the rates established through the other regulated exchange mechanisms. As of March 31, 2014, management determined it was unlikely Diebold would be able to convert bolivars under a currency exchange other than SICAD 2 and Diebold remeasured its Venezuela balance sheet using the SICAD 2 rate of 50.86 compared to the previous official government rate of 6.30, which resulted in a decrease of $6.1 million to Diebold’s cash balance and net losses of $12.1 million that were recorded within foreign exchange gain (loss), net in the condensed consolidated statements of operations in the first quarter of 2014. As a result of the currency devaluation, Diebold recorded to service cost of sales in the condensed consolidated statements of operations in the first quarter of 2014 a $4.1 million lower of cost or market adjustment related to its service inventory. On February 10, 2015, the Venezuela government introduced a new foreign currency exchange platform called the Marginal Currency System, or SIMADI, which replaced the SICAD 2 mechanism, yielding another significant increase in the exchange rate. As of March 31, 2015, management determined it was unlikely that Diebold would be able to convert bolivars under a currency exchange other than SIMADI and remeasured its Venezuela balance sheet using the SIMADI rate of 192.95 compared to the previous SICAD 2 rate of 50.86, which resulted in a loss of $7.5 million recorded within foreign exchange gain (loss), net in the condensed consolidated statements of operations in the first quarter of 2015.

In the second quarter of 2014, Diebold divested Diebold Eras Inc. (“Eras”) for a sale price of $20.0 million, including installment payments of $1.0 million on the first and second year anniversary dates of the closing. This sale resulted in a gain of $13.7 million recognized within gain on sale of assets, net in the condensed consolidated statement of operations. Revenue and operating profit in the nine months ended September 30, 2014 related to this divested subsidiary were $6.0 million and $3.0 million, respectively, and are included within the NA segment. Net income before taxes related to this divested subsidiary is included in continuing operations and was $3.0 million for the nine months ended September 30, 2014. There was no impact of Eras on the three months ended September 30, 2014.

In the third quarter of 2014, Diebold acquired 100 percent of the equity interests of Cryptera A/S (“Cryptera”), a supplier of Diebold’s encrypting PIN pad technology and a leader in the research and development of secure payment technologies. This acquisition positioned Diebold as a significant original equipment manufacturer of secure payment technologies and allowed Diebold to own more of the intellectual property related to its ATMs. The total purchase price was approximately $13.0 million, including a 10 percent deferred cash payment payable on the first anniversary of the acquisition. The results of operations for Cryptera are included in the EMEA segment within Diebold’s condensed consolidated financial statements from the date of the acquisition.

The year ended December 31, 2013 included a $67.6 million pre-tax non-cash pension charge related to the voluntary early retirement program, a $70.0 million pre-tax goodwill impairment charge, $57.0 million of pre-tax restructuring charges related to Diebold’s multi-year realignment plan, including $31.3 million related to the voluntary early retirement program, $28.0 million of additional pre-tax losses related to the settlement of the global U.S. Foreign Corrupt Practices Act (“FCPA”) investigation, a $17.2 million pre-tax net charge related to settlement of the securities class action, and $9.3 million of pre-tax executive severance. Internationally, improvement was driven by higher FSS sales in AP and EMEA combined with security sales growth in Brazil, mainly due to the GAS Tecnologia (“GAS”), acquisition in Brazil. These increases were partially offset by a reduction in election systems and lottery sales in Brazil as well as a decline in FSS volume for LA. Additionally, the 2013 results were significantly impacted by a higher tax rate, which is a result of tax expense related to the repatriation of previously undistributed earnings and the establishment of a valuation allowance on certain Brazil deferred tax assets.

10.2	Results of Operations

The following discussion of Diebold’s financial condition and results of operations provides information that will assist in understanding the financial statements and the changes in certain key items in those financial statements. The following discussion should be read in conjunction with the consolidated financial statements and the accompanying notes and the condensed consolidated financial statements and the accompanying notes which are included in this Prospectus on pages F.1-1 et seq.

10.2.1	Comparison of Three and Nine Months Ended September 30, 2014 and 2015

The table below presents the changes in comparative financial data for the three and nine month periods ended September 30, 2015 and 2014. Comments on significant fluctuations follow the table. The following discussion should be read in conjunction with Diebold’s condensed consolidated financial statements and the accompanying notes, which are included in this Prospectus on pages F.1-2 et seq.

	(Unaudited) Three Months Ended September 30,				(Unaudited) Nine Months Ended September 30,
	2015		2014		2015		2014
($ in millions)	Dollars	% of Net sales	Dollars	% of Net sales	Dollars	% of Net sales	Dollars	% of Net sales
Net sales	$680.9	100.0	$768.0	100.0	$2,069.8	100.0	$2,189.8	100.0
Gross profit	$167.3	24.6	$200.6	26.1	$530.1	25.6	$551.5	25.2
Operating expenses	$147.7	21.7	$153.9	20.0	$476.2	23.0	$424.3	19.4
Operating profit	$19.6	2.9	$46.7	6.1	$53.9	2.6	$127.2	5.8
Net income	$22.9	3.4	$35.0	4.6	$41.2	2.0	$83.0	3.8
Net income (loss) attributable to noncontrolling interests	$1.2	0.2	$1.9	0.2	$0.1	—	$(1.5)	(0.1)
Net income attributable to Diebold, Incorporated	$21.7	3.2	$33.1	4.3	$41.1	2.0	$84.5	3.9

10.2.1.1	Net Sales

The following table represents information regarding our net sales:

	(Unaudited) Three Months Ended September 30,			(Unaudited) Nine Months Ended September 30,
($ in millions)	2015	2014	% Change	2015	2014	% Change
Financial self-service	$509.9	$550.4	(7.4)	$1,573.2	$1,559.8	0.9
Security	165.8	158.0	4.9	479.4	453.5	5.7
Brazil other	5.2	59.6	(91.3)	17.2	176.5	(90.3)

Total revenue	$680.9	$768.0	(11.3)	$2,069.8	$2,189.8	(5.5)

FSS sales in the third quarter of 2015 decreased $40.5 million or 7.4 percent compared to the same period of 2014, including net unfavorable currency impact of $44.4 million or 8.1 percent. FSS sales in the first nine months of 2015 increased $13.4 million or 0.9 percent compared to the same period of 2014, including net unfavorable currency impact of $109.4 million or 7.0 percent. The unfavorable currency impacts in the three and nine months ended September 30, 2015 were related mainly to the Brazil real and euro. The following results include the impact of foreign currency:

•	NA FSS sales in the three months ended September 30, 2015 decreased $10.6 million or 4.8 percent compared to the prior year period principally from lower product revenue in the U.S. regional bank space. FSS sales in the nine months ended September 30, 2015 compared to the same period of 2014 increased $41.3 million or 6.6 percent primarily due to higher volume in Canada from a large deposit automation upgrade project that began in the third quarter of 2014 in conjunction with the benefit of the Phoenix acquisition partially offset by lower product revenue within the U.S. national bank business.

•	AP FSS sales in the three and nine months ended September 30, 2015 decreased $21.7 million and $30.8 million or 17.1 and 8.9 percent, respectively, compared to the prior year periods. Unfavorable currency impact of $6.6 million and $10.9 million negatively influenced the three and nine month periods, respectively. In addition, the decreases in both time periods of 2015 were largely attributable to a decline in product revenue stemming from lower volume primarily in China, where the government is encouraging banks to increase their use of domestic ATM suppliers. The decline in the nine months ended September 30, 2015 was partially offset by service revenue growth across most countries in the region due in part to higher professional service volume.

•	EMEA FSS sales in the three and nine months ended September 30, 2015 decreased $10.4 million and $19.9 million or 10.4 and 6.6 percent, respectively, compared to the prior year periods. Unfavorable currency impact of $16.4 million and $50.4 million adversely impacted the three and nine months ended September 30, 2015, respectively, principally driven by the weakening of the euro. Excluding the impact of foreign currency, the third quarter of 2015 increased $6.0 million primarily due to higher sales in the Middle East and Western Europe partially offset by lower volume in Africa distributors and South Africa. The nine months ended September 30, 2015, excluding the aforementioned unfavorable currency impact, increased $30.5 million from higher product and parts volume in the Middle East and the benefit of the Cryptera acquisition partially offset by lower revenue in Western Europe.

•	LA FSS sales in the three and nine months ended September 30, 2015 increased $2.3 million and $22.8 million or 2.3 and 8.0 percent, respectively, compared to the prior year periods. The primary growth contributor in both time periods was higher volume in Mexico from customers refreshing their existing install base and an increase in Colombia. Additionally, the nine month period benefited from volume increases in other countries, particularly in Brazil on a constant currency basis. Conversely, the three and nine months ended September 30, 2015 were adversely influenced by unfavorable currency impact in Brazil of $19.2 million and $44.3 million, respectively. The nine months ended September 30, 2015 was also negatively impacted by lower service revenue in Venezuela as a result of the currency devaluation in the first quarter of 2015 and the subsequent sale of Diebold’s equity interest in the joint venture.

Security sales in the three and nine months ended September 30, 2015 increased $7.7 million and $25.9 million or 4.9 percent and 5.7 percent, respectively, compared to the same periods in 2014 due to growth in the electronic security business, which was partially offset by unfavorable currency impact and a slight decline in the physical security business. NA was the catalyst for the security revenue improvement in the three and nine months ended September 30, 2015 as the region increased $10.5 million and $26.5 million or 7.6 and 6.6 percent, respectively.

Brazil other sales in the three and nine months ended September 30, 2015 include unfavorable currency impact of $21.5 million and $46.5 million, respectively. The three and nine months ended September 30, 2015 decreased due to a reduction in lottery sales compared to the same prior year periods. In addition, the nine months ended September 30, 2015 decreased from deliveries of information technology (“IT”) equipment to the Brazilian education ministry in the prior year. Market-specific economic and political factors continue to weigh on the purchasing environment driving lower volume in the country.

Incremental net sales from acquisitions, net of divestitures, for the three and nine months ended September 30, 2015 compared to the same periods in 2014 was $0.3 million and $8.8 million, respectively.

10.2.1.2	Gross Profit

The following table represents information regarding our gross profit:

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2015	2014	%Change	2015	2014	%Change
Gross profit—services	$121.9	$126.2	(3.4)	$372.3	$360.5	3.3
Gross profit—products	45.4	74.4	(39.0)	157.8	191.0	(17.4)

Total gross profit	$167.3	$200.6	(16.6)	$530.1	$551.5	(3.9)

Gross margin—services	30.1%	30.3%		30.8%	29.8%
Gross margin—products	16.4%	21.2%		18.3%	19.5%
Total gross margin	24.6%	26.1%		25.6%	25.2%

Service gross margin for the three months ended September 30, 2015 was relatively flat while the nine months ended September 30, 2015 improved over the prior year mainly due to broad-based improvements as a result of our service transformation efforts and improved mix of services. LA service gross margin in the nine months ended September 30, 2015 increased principally due to a lower of cost or market adjustment of $4.1 million in the first quarter of 2014 as a result of the Venezuela currency devaluation. Service gross profit included restructuring charges of $1.6 million and $0.6 million in the three months ended September 30, 2015 and 2014, respectively, and $2.8 million and $1.4 million in the nine months ended September 30, 2015 and 2014, respectively.

The decrease in product gross margin for the three and nine months ended September 30, 2015 compared to the same periods in 2014 was mainly due to an unfavorable blend of country revenue and product solution mix. In addition, product gross margin in both time periods of 2015 was adversely impacted by $4.7 million of inventory reserves related to the cancellation of certain projects in connection with the current Brazilian economic and political environment. Product gross profit included total restructuring charges and non-routine expenses of $0.4 million and $2.2 million in the three and nine months ended September 30, 2015, respectively, and minimal impact in the three and nine months ended September 30, 2014.

Incremental gross profit from acquisitions, net of divestitures, for the three and nine months ended September 30, 2015 compared to the same periods in 2014 was $0.8 million and $11.7 million, respectively.

10.2.1.3	Operating Expenses

The following table represents information regarding our operating expenses:

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2015	2014	%Change	2015	2014	%Change
Selling and administrative expense	$127.6	$129.9	(1.8)	$392.5	$371.2	5.7
Research, development and engineering expense	20.0	24.5	(18.4)	66.2	66.2	—
Impairment of assets	—	—	N/M	18.9	—	N/M
Loss (gain) on sale of assets, net	0.1	(0.5)	N/M	(1.4)	(13.1)	89.3

Total operating expenses	$147.7	$153.9	(4.0)	$476.2	$424.3	12.2

The decrease in selling and administrative expense in the three months ended September 30, 2015 compared to the same period of 2014 primarily resulted from favorable currency impact and lower operational spend. These benefits were partially offset by higher total restructuring and non-routine charges and an increase in the bad debt reserve of $4.6 million in the third quarter of 2015 related to the cancellation of a previously awarded government contract in connection with the current Brazilian economic and political environment. Selling and administrative expense in the nine months ended September 30, 2015 increased compared to the same prior year period as a result of higher operational spend from Diebold’s reinvesting of savings into transformation initiatives and the aforementioned increases in bad debt reserve, restructuring and non-routine charges. These were partially offset by the favorable impact from foreign currency. The impact from acquisitions, net of divestitures, was an increase in selling and administrative expense of $3.6 million and $8.4 million for the three and nine months ended September 30, 2015 compared to the same periods of 2014.

Selling and administrative expense included non-routine expenses of $4.0 million and $3.6 million in the three months ended September 30, 2015 and 2014, respectively, and $13.5 million and $6.2 million in the nine months ended September 30, 2015 and 2014, respectively. The primary component of the non-routine expenses in both years pertained to legal, indemnification and professional fees related to corporate monitor efforts. Additionally, potential acquisition and divestiture related costs of $2.6 million were incurred in the third quarter of 2015. Selling and administrative expense included restructuring charges of $5.9 million and $0.4 million in the three months ended September 30, 2015 and 2014, respectively, and $13.1 million and $5.3 million in the nine months ended September 30, 2015 and 2014, respectively. Restructuring charges in 2015 and 2014 consisted of Diebold’s transformation and business process outsourcing initiative. There were additional costs in 2015 associated with executive delayering.

Research, development and engineering expense as a percent of net sales in the three and nine months ended September 30, 2015 were 2.9 percent and 3.2 percent, respectively, compared with the same periods in 2014, which were 3.2 percent and 3.0 percent, respectively. The spend decrease in the three months ended September 30, 2015 was mainly due to higher labor and material costs incurred in the third quarter of 2014 as a result of activity related to the launch of new ATM models and enhanced modules. The nine months ended September 30, 2015 was flat to prior year as incremental expense associated with acquisitions of $3.0 million was offset primarily by favorable currency impact.

As of March 31, 2015, Diebold agreed to sell its equity interest in its Venezuela joint venture to its joint venture partner and recorded a $10.3 million impairment of assets in the first quarter of 2015. On April 29, 2015, Diebold closed the sale for the estimated fair market value and recorded a $1.0 million reversal of impairment of assets based on final adjustments in the second quarter of 2015, resulting in a $9.3 million impairment of assets for the nine months ended September 30, 2015. Diebold no longer has a consolidating entity in Venezuela but will continue to operate in Venezuela on an indirect basis. Additionally, Diebold recorded an impairment related to other intangibles in LA in the second quarter of 2015 and an impairment of $9.1 million related to redundant legacy Diebold internally-developed software as a result of the acquisition of Phoenix in the first quarter of 2015.

The gain on sale of assets in the nine months ended September 30, 2015 was primarily due to the sale of a building in NA. During the second quarter of 2014, Diebold divested its Eras subsidiary, resulting in a gain on sale of assets of $13.7 million.

10.2.1.4	Operating Profit

The following table represents information regarding our operating profit:

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2015	2014	%Change	2015	2014	%Change
Operating profit	$19.6	$46.7	(58.0)	$53.9	$127.2	(57.6)
Operating profit margin	2.9%	6.1%		2.6%	5.8%

The decrease in operating profit for the three months ended September 30, 2015 compared to the same period in 2014 was driven by a decline in revenue and gross profit associated with Brazil other solutions and China, where the government is encouraging banks to increase the use of domestic ATM suppliers. This was partially offset by lower operating expenses in the period.

The decrease in operating profit for the nine months ended September 30, 2015 compared to the same period in 2014 was mainly due to lower product revenue and higher net non-routine and restructuring charges, inclusive of impairment of assets and gain on sales of assets, partially offset by an improvement in service margin.

10.2.1.5	Other Income (Expense)

The following table represents information regarding our other (expense) income, net:

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2015	2014	%Change	2015	2014	%Change
Investment income	$5.9	$7.9	(25.3)	$20.6	$26.6	(22.6)
Interest expense	(8.5)	(8.3)	(2.4)	(24.1)	(23.1)	(4.3)
Foreign exchange gain (loss), net	1.3	1.0	30.0	(9.2)	(10.4)	11.5
Miscellaneous, net	(1.3)	0.5	N/M	(1.7)	0.4	N/M

Other (expense) income, net	$(2.6)	$1.1	N/M	$(14.4)	$(6.5)	N/M

The decrease in investment income in both the three and nine months ended September 30, 2015, compared with the same periods in 2014, was driven primarily by unfavorable currency impact in Brazil. The foreign exchange gain (loss), net for the first nine months of 2015 and 2014 included $7.5 million and $12.1 million, respectively, related to the devaluation of Venezuela currency.

10.2.1.6	Net Income

The following table represents information regarding our net income:

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2015	2014	%Change	2015	2014	%Change
Net income	$22.9	$35.0	(34.6)	$41.2	$83.0	(50.4)
Percent of net sales	3.4%	4.6%		2.0%	3.8%
Effective tax rate	(34.7)%	26.8%		(4.3)%	31.2%

The tax rate benefit for the three and nine months ended September 30, 2015 resulted from the repatriation of foreign earnings and the associated recognition of foreign tax credits and releases of uncertain tax positions due to the expiration of the statute of limitations. Additionally, the tax rate benefit for the nine months ended September 30, 2015 included the release of a valuation allowance and discrete tax items resulting from the sale of its Venezuela joint venture recorded primarily in the first quarter. The tax rate for the three months and nine months ended September 30, 2014 reflected the release of valuation allowance against excess capital losses utilized. Additionally, the tax rate for the nine months ended September 30, 2014 was negatively impacted by discrete tax expense on the repatriation of certain foreign earnings recorded in the first quarter of 2014.

10.2.1.7	Segment Revenue and Operating Profit Summary

The following tables represent information regarding our revenue and operating profit by reporting segment:

North America	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2015	2014	%Change	2015	2014	%Change
Revenue	$361.4	$361.5	—	$1,092.7	$1,025.0	6.6
Segment operating profit	$66.7	$71.2	(6.3)	$208.1	$202.7	2.7
Segment operating profit margin	18.5%	19.7%		19.0%	19.8%

NA revenue in the three months ended September 30, 2015 was flat to the prior year period as sustained growth in the electronic security business was offset by lower product revenue in the U.S. regional FSS business. Revenue in the nine months ended September 30, 2015 also benefited from electronic security growth in addition to higher volume in Canada from a deposit automation upgrade project that began in the third quarter of 2014. Operating profit decreased in the third quarter of 2015 principally due to an increase in operating expense supporting our transformation efforts. Operating profit in the nine months ended September 30, 2015 increased in comparison to the prior year period as a function of the aforementioned higher revenue offset by an increase in operating expense supporting our transformation efforts which negatively impacted operating profit margin.

Asia Pacific	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2015	2014	%Change	2015	2014	%Change
Revenue	$107.6	$135.0	(20.3)	$327.5	$361.5	(9.4)
Segment operating profit	$14.2	$20.8	(31.7)	$46.7	$50.9	(8.3)
Segment operating profit margin	13.2%	15.4%		14.3%	14.1%

AP revenue in the three and nine months ended September 30, 2015 decreased from the prior year comparable periods mainly as a result of a decline in product revenue stemming from lower volume particularly in China, where the government is encouraging banks to increase their use of domestic ATM suppliers. AP revenue for the three and nine months ended September 30, 2015 was also adversely impacted by unfavorable currency of $7.4 million and $11.9 million, respectively. The decline in the nine months ended September 30, 2015 was partially offset by service revenue growth across most countries in the region due in part to higher professional service volume. Operating profit in the three months ended September 30, 2015 compared to the same period of 2014 decreased from a combination of lower product volume and a decline in service gross profit. Operating profit in the nine months ended September 30, 2015 compared to the prior year decreased as a result of lower product volume and higher operating expenses partially offset by higher margin service revenue.

Europe, Middle East and Africa	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2015	2014	%Change	2015	2014	%Change
Revenue	$89.5	$99.8	(10.3)	$282.4	$302.3	(6.6)
Segment operating profit	$11.1	$14.4	(22.9)	$37.6	$47.6	(21.0)
Segment operating profit margin	12.4%	14.4%		13.3%	15.7%

EMEA revenue in the three and nine months ended September 30, 2015 decreased compared to the prior year period largely due to unfavorable currency impact of $16.4 million and $50.4 million, respectively. Excluding the impact from foreign currency, the increase of $6.1 million in the three months ended September 30, 2015 compared to the same period in 2014 was driven by higher parts sales and product volume in the Middle East as well as higher revenue in Western Europe, partially offset by lower volume in Africa distributors and South Africa. Excluding the impact from foreign currency, the increase of $30.5 million in the nine months ended September 30, 2015 compared to the same prior year period was driven by higher product volume and service parts sales in the Middle East as well as the benefit of the Cryptera acquisition offset in part by lower revenue in Western Europe. Operating profit declined in both time periods mainly due to the aforementioned unfavorable currency impact. In addition, the three months ended September 30, 2015 was negatively affected by revenue mix across the region while the nine months ended September 30, 2015 was negatively impacted by higher operating expenses due in part to incremental expense from the Cryptera acquisition.

Latin America	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2015	2014	%Change	2015	2014	%Change
Revenue	$122.4	$171.7	(28.7)	$367.2	$501.0	(26.7)
Segment operating profit	$4.8	$18.7	(74.3)	$21.1	$38.9	(45.8)
Segment operating profit margin	3.9%	10.9%		5.7%	7.8%

LA revenue decreased in the three and nine months ended September 30, 2015 compared to the same periods of 2014 due to unfavorable currency impact of $42.0 million and $94.2 million, respectively, and market-specific economic and political factors in Brazil affecting the purchasing environment thereby driving lower Brazil other volume. In addition, revenue in the first nine months of 2015 declined due to deliveries of IT equipment to a Brazil education ministry in the prior year. These declines were partially offset by FSS revenue growth in both time periods, particularly in Mexico, and to a lesser extent higher electronic security revenue.

Operating profit in the three and nine months ended September 30, 2015 decreased from lower product volume combined with a decrease in product margin resulting in part from unfavorable country revenue and product mix. In addition, both time periods were unfavorably impacted by $4.6 million and $4.7 million in bad debt and inventory reserve increases, respectively. These increases primarily related to the cancellation of a previously awarded government contract in connection with the current Brazilian economic and political environment. Conversely, operating profit in three and nine months ended September 30, 2015 benefited from lower operating expense largely due to favorable currency impact while the nine months ended September 30, 2014 was unfavorably impacted by a lower of cost or market adjustment of $4.1 million in the first quarter of 2014 as a result of the Venezuela currency devaluation.

For further details of segment revenue and operating profit, refer to note 18 to Diebold’s condensed consolidated financial statements for the nine months ended September 30, 2015, which is included in this Prospectus on pages F.1-25 et seq.

10.2.2	Comparison of Years Ended December 31, 2014, 2013 and 2012

The table below presents the changes in comparative financial data for the years ended December 31, 2014, 2013 and 2012. Comments on significant year-to-year fluctuations follow the table. The following discussion should be read in conjunction with Diebold’s consolidated financial statements and the accompanying notes which are included in this Prospectus on pages F.1-29 et seq.

	Year Ended December 31,
($ in millions)	2014			2013			2012
		% of Net Sales	% Change		% of Net Sales	% Change		% of Net Sales
Net sales
Services	$1,637.6	53.7	—	$1,637.1	57.3	0.6	$1,626.5	54.4
Products	1,413.5	46.3	15.8	1,220.4	42.7	(10.6)	1,365.2	45.6

	3,051.1	100.0	6.8	2,857.5	100.0	(4.5)	2,991.7	100.0
Cost of sales
Services	1,147.4	37.6	(6.2)	1,222.7	42.8	0.6	1,215.7	40.6
Products	1,124.3	36.9	13.1	994.4	34.8	(5.0)	1,046.4	35.0

	2,271.7	74.5	2.5	2,217.1	77.6	(2.0)	2,262.1	75.6

Gross profit	779.4	25.5	21.7	640.4	22.4	(12.2)	729.6	24.4
Selling and administrative expense	515.7	16.9	(13.6)	596.8	20.9	13.1	527.7	17.6
Research, development and engineering expense	93.6	3.1	1.4	92.3	3.2	7.5	85.9	2.9
Impairment of assets	2.1	0.1	(97.1)	72.0	2.5	—	15.8	0.5
Gain on sale of assets, net	(12.9)	(0.4)	—	(2.4)	(0.1)	—	(1.2)	—

	598.5	19.6	(21.1)	758.7	26.5	20.8	628.2	21.0

Operating profit (loss)	180.9	5.9	—	(118.3)	(4.1)	—	101.4	3.4
Other (expense) income, net	(10.3)	(0.3)	—	(1.5)	(0.1)	—	9.5	0.3
Income (loss) from continuing operations before taxes	170.6	5.6	—	(119.8)	(4.2)	—	110.9	3.7
Income tax expense	53.6	1.8	(5.5)	56.7	2.0	—	28.2	0.9

Income (loss) from continuing operations	117.0	3.8	—	(176.5)	(6.2)	—	82.7	2.8
Loss from discontinued operations, net of tax	—	—	—	—	—	(100.0)	(3.2)	(0.1)

Net income (loss)	117.0	3.8	—	(176.5)	(6.2)	—	79.5	2.7
Net income attributable to non-controlling interests	2.6	—	(48.8)	5.1	0.2	(14.5)	5.9	0.2

Net income (loss) attributable to Diebold, Incorporated	$114.4	3.8	—	$(181.6)	(6.4)	—	$73.6	2.5

Amounts attributable to Diebold, Incorporated
Income (loss) from continuing operations, net of tax	$114.4	3.8		$(181.6)	(6.4)		$76.7	2.6
Loss from discontinued operations, net of tax	—	—		—	—		(3.1)	(0.1)

Net income (loss) attributable to Diebold, Incorporated	$114.4	3.8		$(181.6)	(6.4)		$73.6	2.5

10.2.3	2014 comparison with 2013

10.2.3.1	Net Sales

The following table represents information regarding our net sales for the years ended December 31:

($ in millions)	2014	2013	$ Change	% Change
Total financial self-service	$2,197.9	$2,166.6	$31.3	1.4
Total security	628.0	618.9	9.2	1.5

Total financial self-service & security	2,825.9	2,785.5	40.4	1.5
Brazil other	225.2	72.0	153.2	—

Total net sales	$3,051.1	$2,857.5	$193.6	6.8

The increase in FSS sales included a net unfavorable currency impact of $53.2 million or 2.6 percent, of which 43 percent related to the Brazilian real. The following segment results include the impact of foreign currency. NA FSS sales decreased $17.2 million or 2.0 percent primarily from lower volume within the U.S. national bank business partially offset by improvement between years in the U.S. regional bank space and Canada. AP FSS sales increased $19.7 million or 4.3 percent primarily due to growth in India, China and the Philippines partially offset by a decline in Indonesia due to a large order in the prior year. EMEA FSS sales increased $59.6 million or 16.5 percent with the main drivers being growth in Western Europe, higher volume in Africa and the acquisition of Cryptera. LA FSS sales decreased $30.7 million or 6.6 percent due to lower product sales volume primarily in Brazil, as a decline in Colombia and a decrease in Venezuela resulting from the currency control policy of the Venezuelan government offset by higher volume in Mexico and a net gain in the rest of the region.

Security sales increased due to growth in the electronic security business, which was partially offset by a decline in the physical security business. From a regional perspective, the increase in total security sales resulted primarily from growth in NA.

Brazil other increased due to lottery sales volume combined with the favorable impact of deliveries of information technology (IT) equipment to the education ministry primarily in the first quarter of 2014, which are not expected to recur in 2015, offset in part by a decrease in election systems sales.

10.2.3.2	Gross Profit

The following table represents information regarding our gross profit for the years ended December 31:

($ in millions)	2014	2013	$ Change	% Change
Gross profit—services	$490.3	$414.4	$75.9	18.3
Gross profit—products	289.1	226.0	63.1	27.9

Total gross profit	$779.4	$640.4	$139.0	21.7

Gross margin—services	29.9%	25.3%
Gross margin—products	20.5%	18.5%
Total gross margin	25.5%	22.4%

The increase in service gross margin was primarily driven by NA, which benefited from lower employee-related expense associated with restructuring initiatives implemented as part of Diebold’s service transformation efforts, including the ongoing benefit from its pension freeze and voluntary early retirement program. Total service gross margin in 2014 compared to the prior year was also favorably impacted by margin improvement in LA. Total service gross profit in 2014 and 2013 included restructuring charges of $1.4 million and $27.1 million, respectively.

The increase in product gross margin resulted from margin improvements in each international region. LA was a strong contributor as Diebold benefited from certain contractual provisions in Venezuela that settled in the year ended December 31, 2014. EMEA was also a contributor largely due to higher volume. Total product gross profit in 2014 included a non-routine benefit of $5.8 million and 2013 included non-routine expense of $0.8 million, both of which were related to Brazil indirect tax.

10.2.3.3	Operating Expenses

The following table represents information regarding our operating expenses for the years ended December 31:

($ in millions)	2014	2013	$ Change	% Change
Selling and administrative expense	$515.6	$596.7	$(81.1)	(13.6)
Research, development and engineering expense	93.6	92.3	1.3	1.4
Impairment of assets	2.1	72.0	(69.9)	(97.1)
Gain on sale of assets, net	(12.9)	(2.4)	(10.5)	—

Total operating expenses	$598.4	$758.6	$(160.2)	(21.1)

The decrease in selling and administrative expense resulted primarily from lower non-routine expense and restructuring charges, savings realized from Diebold’s continued focus on cost structure and favorable currency impact, partially offset by the reinvestment of Diebold’s savings into transformation initiatives. Non-routine expenses of $9.2 million and $128.7 million were included in 2014 and 2013, respectively. The primary components of the 2013 non-routine expense were a $67.6 million non-cash pension charge, additional losses of $28.0 million related to the settlement of the FCPA investigation, $17.2 million related to the settlement of the securities class action lawsuit and executive severance costs of $9.3 million. Selling and administrative expense also included $9.9 million and $22.6 million of restructuring charges in 2014 and 2013, respectively. Restructuring charges in 2014 and 2013 related to Diebold’s multi-year realignment plan. Excluding non-routine expenses and restructuring charges, selling and administrative expense increased $51.1 million, which is nearly flat as a percentage of net sales in 2014 compared to the prior year. The increase in selling and administrative expense primarily relates to approximately $21.0 million of incremental commission expense and $30.0 million of investments related to our back office transformation.

Research, development and engineering expense as a percent of net sales in 2014 and 2013 were relatively flat. Diebold increased investment in 2014 related to development efforts to support Diebold’s innovation in future products, which was offset by restructuring charges of $6.1 million incurred in 2013.

Diebold performed an other-than-annual assessment for its Brazil reporting unit in the third quarter of 2013 based on a two-step impairment test and concluded that the goodwill within the Brazil reporting unit was partially impaired. Diebold recorded a $70.0 million pre-tax, non-cash goodwill impairment charge in the third quarter of 2013 due to deteriorating macro-economic outlook, structural changes to an auction-based purchasing environment and new competitors entering the market.

During the second quarter of 2014, Diebold divested Eras within the NA segment, resulting in a gain on sale of assets of $13.7 million. During the first quarter of 2013, Diebold recognized a gain on assets of $2.2 million resulting from the sale of certain U.S. manufacturing operations to a long-time supplier.

10.2.3.4	Operating Profit (Loss)

The following table represents information regarding our operating profit (loss) for the years ended December 31:

($ in millions)	2014	2013	$ Change	% Change
Operating profit (loss)	$180.9	$(118.3)	$299.2	—
Operating profit (loss) margin	5.9%	(4.1)%

The increase in operating profit (loss) resulted from a reduction in operating expense mainly due to lower non-routine and restructuring charges. Operating profit also improved in total margin and higher product sales, offset in part by higher spend partially attributable to reinvestment of Diebold’s savings into transformation strategies.

10.2.3.5	Other (Expense) Income

The following table represents information regarding our other (expense) income for the years ended December 31:

($ in millions)	2014	2013	$ Change	% Change
Investment income	$34.5	$27.6	$6.9	25.0
Interest expense	(31.4)	(29.2)	(2.2)	7.5
Foreign exchange (loss) gain, net	(11.8)	0.2	(12.0)	—
Miscellaneous, net	(1.7)	(0.1)	(1.6)	—

Other (expense) income	$(10.4)	$(1.5)	$(8.9)	—

The increase in investment income compared to the prior year was driven by LA due to leasing portfolio growth in Brazil. The foreign exchange loss for 2014 and the foreign exchange gain in 2013 included losses of $12.1 million and $1.6 million, respectively, related to the devaluation of the Venezuelan currency.

10.2.3.6	Net Income (Loss)

The following table represents information regarding our net income (loss) for the years ended December 31:

($ in millions)	2014	2013	$ Change	% Change
Net income (loss)	$117.0	$(176.5)	$293.5	—
Percent of net sales	3.8%	(6.2)%
Effective tax rate	31.4%	(47.3)%

The increase in net income was driven by higher operating profit related mainly to significantly lower non-routine and restructuring expense, an improvement in service margin and higher product sales. These benefits were offset in part by higher spend partially attributable to reinvestment of Diebold’s savings into transformation initiatives and unfavorable other (expense) income in 2014 resulting from foreign exchange loss due to the devaluation of the Venezuelan currency.

The negative tax rate for 2013 is a result of tax expense of approximately $55.0 million related to the repatriation of previously undistributed earnings and the establishment of a valuation allowance of approximately $39.2 million on deferred tax assets in Diebold’s Brazilian manufacturing facility. The 2013 tax rate was also negatively impacted by the partially non-deductible goodwill impairment related to the Brazil reporting unit and the FCPA penalty charge.

10.2.3.7	Segment Revenue and Operating Profit Summary

The following tables represent information regarding our revenue and operating profit by reporting segment for the years ended December 31:

North America ($ in millions)	2014	2013	$ Change	% Change
Revenue	$1,407.7	$1,415.1	$(7.4)	(0.5)
Segment operating profit	$282.3	$255.0	$27.3	10.7
Segment operating profit margin	20.1%	18.0%

NA revenue decreased due to lower FSS sales resulting from decreased volume in the U.S. national bank sector partially due to the impact of a large non-recurring project in the prior year, offset in part by improvement between years in the U.S. regional bank business and Canada. NA revenue also declined due to lower physical security sales between years offset by higher electronic security revenue. Operating profit increased despite the net sales decline due to an improvement in service margin primarily driven by lower employee-related expense resulting from restructuring initiatives in addition to the ongoing benefit from Diebold’s pension freeze and voluntary early retirement program.

Asia Pacific ($ in millions)	2014	2013	$ Change	% Change
Revenue	$500.3	$479.1	$21.2	4.4
Segment operating profit	$66.4	$62.8	$3.6	5.8
Segment operating profit margin	13.3%	13.1%

AP revenue in 2014 included net unfavorable currency impact of $14.1 million. Including the impact of foreign currency, revenue in 2014 compared to 2013 increased mainly from growth in India, China and the Philippines partially offset by a decrease in Indonesia because of a large order in 2013. Operating profit increased due to higher volume and improved margin performance in the region partially offset by higher operating expense.

Europe, Middle East and Africa ($ in millions)	2014	2013	$ Change	% Change
Revenue	$421.1	$362.2	$58.9	16.3
Segment operating profit	$61.4	$44.0	$17.4	39.4
Segment operating profit margin	14.6%	12.2%

EMEA revenue increased primarily from higher sales volume in Western Europe and Africa. The acquisition of Cryptera in the third quarter of 2014 resulted in incremental revenue and operating profit of $14.9 million and $1.2 million, respectively. The overall volume increase led to product gross margin expansion driving the improvement in operating profit compared to the prior year.

Latin America ($ in millions)	2014	2013	$ Change	% Change
Revenue	$721.9	$601.1	$120.8	20.1
Segment operating profit	$68.7	$41.5	$27.2	65.5
Segment operating profit margin	9.5%	6.9%

LA revenue increased in 2014 compared to 2013, including a net unfavorable currency impact of $29.1 million. The constant currency revenue improvement related to lottery sales volume and deliveries of IT equipment to the education ministry in the first quarter of 2014 partially offset by a decrease in FSS volume and elections systems sales. Operating profit increased as a result of the higher product sales volume, the benefit from certain contractual provisions in Venezuela that settled in the year ended December 31, 2014 and a gain in service margin primarily in Brazil. This was partially offset by an increase in operating expenses and a lower of cost or market adjustment of $4.1 million in 2014 as a result of the Venezuelan currency devaluation.

Refer to note 20 to Diebold’s consolidated financial statements for the year ended December 31, 2014 for further details of segment revenue and operating profit which is included in this Prospectus on pages F.1-73 et seq.

10.2.4	2013 comparison with 2012

10.2.4.1	Net Sales

The following table represents information regarding our net sales for the years ended December 31:

($ in millions)	2013	2012	$ Change	% Change
Total financial self-service	$2,166.6	$2,269.2	$(102.6)	(4.5)
Total security	618.9	623.6	(4.7)	(0.8)
Brazil other	72.0	98.9	(26.9)	(27.1)

Total net sales	$2,857.5	$2,991.7	$(134.2)	(4.5)

The decrease in FSS sales included a net unfavorable currency impact of $36.9 million or 1.6 percent, of which approximately 73.0 percent related to the Brazilian real. The following segment highlights include the impact of foreign currency. NA FSS sales decreased $167.1 million or 15.9 percent due primarily to lower volume within the U.S. regional bank business partially offset by growth in the national bank sector. A significant portion of the decline was associated with the expiration of the ADA compliance deadline in 2012. The product volume decrease in regional bank business caused a corresponding reduction in the service business specific to installation and professional services sales. AP increased $56.5 million or 14.1 percent due to higher volume in India and China. EMEA increased $36.1 million or 11.1 percent mainly from higher volume in Western Europe and the Middle East primarily in the emerging market of Turkey due in part to the Altus acquisition partially offset by a net decrease in the remainder of the region. LA declined $28.2 million or 5.7 percent due to an unfavorable currency impact of $27.0 million primarily in Brazil and volume deterioration in Mexico, partially offset by an increase in Colombia.

Security sales decreased from declines in the NA and AP regions offset by an increase in LA. NA experienced a reduction of $8.4 million or 1.6 percent. AP decreased $5.0 million or 19.7 percent as Diebold executed on its decision in 2013 to exit the security business in Australia. These reductions were partially offset by LA increased from the prior year due to the GAS acquisition partially offset by declines in Chile.

The decrease in Brazil other sales resulted from lower volume in lottery and election systems driven by cyclical purchasing decisions within the country offset by growth in the IT equipment business.

10.2.4.2	Gross Profit

The following table represents information regarding our gross profit for the years ended December 31:

($ in millions)	2013	2012	$ Change	% Change
Gross profit—services	$414.4	$410.8	$3.6	0.9
Gross profit—products	226.0	318.8	(92.8)	(29.1)

Total gross profit	$640.4	$729.6	$(89.2)	(12.2)

Gross margin—services	25.3%	25.3%
Gross margin—products	18.5%	23.4%
Total gross margin	22.4%	24.4%

Total service gross margin remained at 25.3 percent in 2013. NA service gross margin increased due to improvements resulting from lower employee related expense associated with restructuring initiatives and a decrease in insurance and vehicle related expense in the U.S. maintenance business. In addition, NA benefited from stronger performance in the enterprise security business. These benefits were partially offset by lower FSS product volume within the U.S. regional business related to the expiration of the ADA compliance deadline in 2012, which negatively impacted services utilization specific to professional service and installation. Total service gross margin also benefited from higher volume and improved margins in EMEA and AP, partially offset by a margin decrease in LA. Total service gross profit in 2013 and 2012 included restructuring charges of $27.1 million and $6.2 million, respectively.

The decrease in total product gross margin was driven by NA, which had significantly lower volume, particularly in the U.S. regional bank business, due to the expiration of the ADA compliance deadline in 2012. In addition, the decline in U.S. regional bank business coupled with an increase in U.S. national bank sales created a customer mix shift that contributed to the product margin deterioration. Total product gross margin was also negatively influenced by unfavorable customer mix and continued pricing pressure in AP while there was a partially offsetting improvement in EMEA mainly due to favorable manufacturing performance resulting primarily from beneficial currency impact on material purchase prices. Total product gross profit included restructuring charges of $1.3 million in 2013 compared to a net restructuring accrual benefit of $1.8 million in 2012.

10.2.4.3	Operating Expenses

The following table represents information regarding our operating expenses for the years ended December 31:

($ in millions)	2013	2012	$ Change	% Change
Selling and administrative expense	$596.7	$527.7	$69.0	13.1
Research, development and engineering expense	92.3	85.9	6.4	7.5
Impairment of assets	72.0	15.8	56.2	—
Gain on sale of assets, net	(2.4)	(1.2)	1.2	—

Total operating expenses	$758.6	$628.2	$130.4	20.8

The increase in selling and administrative expense resulted from higher non-routine expense and restructuring charges, partially offset by lower compensation and commission related expense, savings realized from Diebold’s continued focus on cost structure and favorable currency impact of $6.2 million. Non-routine expenses of $128.7 million and $41.5 million were included in 2013 and 2012, respectively. The primary components of the 2013 non-routine expense were a $67.6 million non-cash pension charge, additional losses of $28.0 million related to the settlement of the FCPA investigation, $17.2 million related to the settlement of the securities class action and executive severance costs of $9.3 million. The majority of the 2012 non-routine expense pertained to $21.9 million in early pension buy-out payments made to certain deferred terminated vested participants and estimated losses of $16.8 million related to the FCPA investigation. Selling and administrative expense also included $22.6 million and $9.0 million of restructuring charges in 2013 and 2012, respectively. Restructuring charges in 2013 related to Diebold’s multi-year realignment plan, including $31.3 million related to the voluntary early retirement program. The 2012 restructuring charges related to Diebold’s global realignment and global shared services plans.

Research, development and engineering expense as a percent of net sales in 2013 and 2012 were 3.2 percent and 2.9 percent, respectively. The spend increase between years resulted from higher restructuring charges and higher expense related to software development in 2013. Research, development and engineering expense included restructuring charges of $6.1 million and $1.8 million in 2013 and 2012, respectively.

During the third quarter of 2013, Diebold performed an other-than-annual assessment for its Brazil reporting unit based on a two-step impairment test as a result of a reduced earnings outlook for the Brazil business unit due to deteriorating macro-economic outlook, structural changes to an auction-based purchasing environment and new competitors entering the market. Diebold concluded that the goodwill within the Brazil reporting unit was partially impaired and recorded a $70.0 million pre-tax, non-cash goodwill impairment charge. During the second quarter of 2012, Diebold impaired previously capitalized software and software-related costs of $6.7 million due to changes in the global enterprise resource planning system implementation plan related to configuration and design. In the third quarter of 2012, Diebold recorded an impairment of $7.9 million related to its 50.0 percent ownership in Shanghai Diebold King Safe Company, Ltd.

10.2.4.4	Operating (Loss) Profit

The following table represents information regarding our operating profit (loss) for the years ended December 31:

($ in millions)	2013	2012	$ Change	% Change
Operating profit (loss)	$(118.3)	$101.4	$(219.7)	—
Operating profit (loss) margin	(4.1)%	3.4%

The decline in operating (loss) profit was influenced primarily by lower volume and a shift in customer mix within NA and significant increases in impairment, non-routine expenses and restructuring charges, partially offset by lower operational spend in NA and an overall improvement in service margin.

10.2.4.5	Other (Expense) Income

The following table represents information regarding our other (expense) income for the years ended December 31:

($ in millions)	2013	2012	$ Change	% Change
Investment income	$27.6	$37.6	$(10.0)	(26.6)
Interest expense	(29.2)	(30.3)	1.1	3.6
Foreign exchange gain, net	0.2	2.7	(2.5)	(93.5)
Miscellaneous, net	(0.1)	(0.5)	0.4	80.5

Other (expense) income	$(1.5)	$9.5	$(11.0)	—

The decline in investment income was primarily driven by LA due to a decrease in total investments, lower interest rates and unfavorable currency impact in Brazil. Foreign exchange gain, net, in 2013 included a $1.6 million devaluation of the Venezuelan balance sheet.

10.2.4.6	(Loss) Income from Continuing Operations

The following table represents information regarding our income from continuing operations, net of tax for the years ended December 31:

($ in millions)	2013	2012	$ Change	% Change
(Loss) income from continuing operations, net of tax	$(176.5)	$82.7	$(259.2)	—
Percent of net sales	(6.2)%	2.8%
Effective tax rate	(47.3)%	25.5%

The decrease in (loss) income from continuing operations, net of tax was driven by reduced operating profit mostly related to the decrease in sales volume and the significant increases in impairment, non-routine expenses and restructuring charges, unfavorable movement in other (expense) income and higher taxes. These decreases were partially offset by lower operational spend and an improvement in service margin.

The negative tax rate for 2013 is a result of tax expense of approximately $55.0 million related to the repatriation of previously undistributed earnings and the establishment of a valuation allowance of approximately $39.2 million on deferred tax assets in Diebold’s Brazilian manufacturing facility. The 2013 tax rate was also negatively impacted by the partially non-deductible goodwill impairment related to the Brazil reporting unit and the FCPA penalty charge.

10.2.4.7	Segment Revenue and Operating Profit Summary

The following tables represent information regarding our revenue and operating profit by reporting segment for the years ended December 31:

North America ($ in millions)	2013	2012	$ Change	% Change
Revenue	$1,415.1	$1,590.5	$(175.4)	(11.0)
Segment operating profit	$255.0	$298.9	$(43.9)	(14.7)
Segment operating profit margin	18.0%	18.8%

The decrease in revenue and operating profit was driven by lower FSS product volume in the U.S. regional bank business associated with the expiration of the ADA compliance deadline in 2012. The product volume decrease in regional bank business caused a corresponding reduction in the service business specific to installation and professional services. These detriments were partially offset by lower compensation and commission related expense, savings realized from Diebold’s continued focus on cost structure, and margin improvement in the U.S. maintenance business resulting from restructuring initiatives and growth in the national bank business.

Asia Pacific ($ in millions)	2013	2012	$ Change	% Change
Revenue	$479.1	$427.5	$51.6	12.1
Segment operating profit	$62.8	$62.4	$0.4	0.6
Segment operating profit margin	13.1%	14.6%

Revenue growth resulted from higher product and service sales primarily within India and China. Operating profit remained neutral to prior year as higher service gross profit resulting from the increased sales and improved service margin performance was offset by a reduction in product gross profit and higher operating expense. Total product gross profit was negatively impacted by unfavorable customer mix and continued pricing pressure in the region.

Europe, Middle East and Africa ($ in millions)	2013	2012	$ Change	% Change
Revenue	$362.2	$325.5	$36.7	11.3
Segment operating profit	$44.0	$28.4	$15.6	54.9
Segment operating profit margin	12.2%	8.7%

Revenue increased from growth in Western Europe and the Middle East due in part to the Altus acquisition in Turkey, partially offset by a net decline in the rest of EMEA. The increase in operating profit resulted from higher product and service sales complemented by improved margins especially on the product side mainly due to favorable manufacturing performance resulting primarily from beneficial currency impact on material purchase prices. These favorable influences on operating profit were partially offset by higher selling and administrative expense.

Latin America ($ in millions)	2013	2012	$ Change	% Change
Revenue	$601.1	$648.1	$(47.0)	(7.2)
Segment operating profit	$41.5	$47.7	$(6.2)	(13.1)
Segment operating profit margin	6.9%	7.4%

The decrease in revenue included a net unfavorable currency impact of $36.7 million. Revenue declined as lower product sales, primarily due to decreased volume in Mexico and Venezuela, and lower lottery and election systems sales. These were was partially offset by higher sales in the service business, increased service revenue due to the GAS acquisition and higher IT equipment and FSS sales. Operating profit was negatively impacted by the net revenue decrease coupled with an overall gross margin decline and higher operating expense.

Refer to note 20 to the consolidated financial statements for the year ended December 31, 2014, which is included in this Prospectus on pages F.1-73 et seq.

10.3	Liquidity and Capital Resources

Diebold’s total cash and cash availability as of September 30, 2015 and as of December 31, 2014 and 2013 was as follows:

($ in millions)	(Unaudited) September 30, 2015	December 31, 2014	December 31, 2013
Cash and cash equivalents	$198.5	$322.0	$230.7
Additional cash availability from Short-term uncommitted lines of credit	50.6	115.2	63.7
Revolving credit facility	348.9	280.0	261.0
Short-term investments	99.2	136.7	243.0

Total cash and cash availability	$697.2	$853.9	$798.4

Capital resources are obtained from income retained in the business, borrowings under Diebold’s senior notes, committed and uncommitted credit facilities, long-term industrial revenue bonds and operating and capital leasing arrangements. For $175.0 million of Diebold’s senior notes maturing in March 2016, management intends to fund the repayment through its revolving credit facility. Management expects that Diebold’s capital resources will be sufficient to finance planned working capital needs, research and development activities, investments in facilities or equipment, pension contributions, the payment of dividends on Diebold’s common shares and any repurchases of Diebold’s common shares for at least the next 12 months. As of September 30, 2015 and December 31, 2014 and 2013, $284.2 million or 95.5 percent, $438.1 million or 95.5 percent, and $468.1 million or 98.8 percent, respectively, of Diebold’s cash and cash equivalents and short-term investments reside in international tax jurisdictions. Repatriation of these funds could be negatively impacted by potential payments for foreign and domestic taxes. As of September 30, 2015, Diebold had $138.3 million available for repatriation with no additional tax expense as Diebold has already provided for such taxes. Part of Diebold’s growth strategy is to pursue strategic acquisitions. Diebold has made acquisitions in the past and intends to make acquisitions in the future. Diebold intends to finance any future acquisitions with cash and short-term investments, cash provided from operations, borrowings under available credit facilities, proceeds from debt or equity offerings and/or the issuance of common shares.

10.3.1	Cash Flows

10.3.1.1	Comparison of Nine Months Ended September 30, 2015 and 2014

The following table summarizes the results of our condensed consolidated statement of cash flows for the nine months ended:

($ in millions) Net cash flow (used in) provided by:	(Unaudited)
	September 30, 2015	September 30, 2014
Operating activities	$(120.1)	$(110.7)
Investing activities	(105.8)	65.0
Financing activities	133.4	69.4
Effect of exchange rate changes on cash and cash equivalents	(31.0)	(14.0)

Net (decrease) increase in cash and cash equivalents	$(123.5)	$9.7

10.3.1.1.1	Operating Activities

Cash flows from operating activities can fluctuate significantly from period to period as working capital needs and the timing of payments for income taxes, restructuring activities, pension funding and other items impact reported cash flows.

Net cash used in operating activities was $120.1 million for the nine months ended September 30, 2015, an increase of $9.4 million from $110.7 million for the same period in 2014.

•	The aggregate of trade accounts receivable, inventories and accounts payable used $160.4 million in operating cash flows during the nine months ended September 30, 2015, compared to $233.4 million used in the same period of 2014. In general, the amount of cash flow provided or used by the aggregate of trade accounts receivable, inventories and trade accounts payable depends upon how effectively Diebold manages the cash conversion cycle, which effectively represents the number of days that elapse from the day it pays for the purchase of raw materials and components to the collection of cash from its customers and can be significantly impacted by the timing of collections and payments in a period. Accounts receivable is higher due to an increase from invoicing at the end of the quarter compared to the prior year. Inventory and accounts payable were relatively consistent year over year; however, during 2014 Diebold increased inventory and accounts payable in order to meet demand primarily from the Brazil other business.

•	The aggregate of the other certain assets and liabilities used $85.7 million of operating cash during the nine months ended September 30, 2015, compared to $30.4 million provided in the same period of 2014. The decrease in deferred revenue is due to higher installations when compared to advanced payments received. Additionally, the timing of cash payments for income taxes offset by payments of various employee-related liabilities drove the majority of this change.

•	Net income for the nine months ended September 30, 2015 decreased $41.8 million which is primarily attributable to the $18.9 million impairment of assets, the adverse impact of foreign currency compared to the same period of 2014, and the gain on sale of assets of $13.7 million in the second quarter of 2014 which resulted from Diebold’s divestiture of its Eras subsidiary. The impairment of assets related to the sale of Diebold’s equity interest in Venezuela as well as impairment of redundant legacy Diebold internally-developed software as a result of the acquisition of Phoenix, both primarily in the first quarter of 2015.

10.3.1.1.2	Investing Activities

Net cash used in investing activities was $105.8 million for the nine months ended September 30, 2015 compared to net cash provided by investing activities of $65.0 million for the same period in 2014. The $170.8 million change was primarily related to a decrease in proceeds from investing activities related to investments, the acquisition of Phoenix in March 2015 for a cash payment of $59.4 million, less cash acquired, and a decrease in the proceeds from the sale of assets. In the first nine months of 2015, the proceeds from the sale of assets of $5.5 million were primarily due to the sale of a building in NA and a deferred payment for the sale of Eras. In the first nine months of 2014, the proceeds from the sale of assets of $17.7 million were primarily due to the sale of Eras.

10.3.1.1.3	Financing Activities

Net cash provided by financing activities was $133.4 million for the nine months ended September 30, 2015 compared to net cash provided by financing activities of $69.4 million for the same period in 2014. The change was primarily due to a year over year increase of $74.5 million in debt borrowings, net of repayments, offset by a decrease of $11.0 million in issuances of common shares related to share-based compensation activity. The increase in debt borrowings was used to fund working capital and the acquisition of Phoenix.

Effect of exchange rate changes on cash and cash equivalents was negatively impacted by $9.5 million and $6.1 million related to the currency devaluation in Venezuela for the nine months ended September 30, 2015 and 2014, respectively.

For a more detailed discussion of our borrowings and debt instruments, see “10.3.2 Debt” below.

10.3.1.2	Comparison of Years Ended December 31, 2014, 2013 and 2012

The following table summarizes the results of our consolidated statement of cash flows for the years ended December 31:

($ in millions) Net cash flow provided by (used in)	2014	2013	2012
Operating activities	$186.9	$124.2	$135.5
Investing activities	13.8	(52.7)	(72.8)
Financing activities	(81.2)	(204.4)	(36.2)
Effect of exchange rate changes on cash and cash equivalents	(28.2)	(5.1)	8.4

Net increase (decrease) in cash and cash equivalents	$91.3	$(138.1)	$34.9

10.3.1.2.1	Operating Activities

Net cash provided by operating activities was $186.9 million for the year ended December 31, 2014 compared to $124.2 million for the year ended December 31, 2013, an increase of $62.7 million. Cash flows from operating activities are generated primarily from net income and managing the components of working capital. Cash flows from operating activities during the year ended December 31, 2014 compared to the year ended December 31, 2013 were positively impacted by a $293.5 million increase in net income, primarily related to the FCPA, securities litigation action, and voluntary employee retirement program, which were recorded in 2013. Cash flows from operating activities are also impacted by changes in the components of our working capital, which vary based on normal activities with our customers and vendors. As compared to the year ended December 31, 2013, cash flow during the corresponding period in 2014 was adversely impacted by an increase in our change in trade receivables of $30.7 million, which results in part to growth in our revenue. Trade receivables as of December 31, 2013, were down $41.1 million compared to December 31, 2012, as a result of strong cash collections in the fourth quarter of 2013. The cash flow effect of the change in inventories corresponds with the change in accounts payable. This change is a result of our investment in inventory to support planned customer demand. The cash flow impact associated with deferred revenue largely represents prepayments received on service contracts and product sales. Finance lease receivables increased in the year ended December 31, 2014 primarily due to increases in customer financing arrangements mostly in Brazil.

10.3.1.2.2	Investing Activities

Net cash provided by investing activities was $13.8 million for the year ended December 31, 2014 compared to net cash used in investing activities of $52.7 million for the year ended 2013. The $66.5 million change mostly related to a $105.7 million increase in net investment activity primarily in Brazil to fund our finance leasing arrangement with the Brazilian education ministry, an increase of $10.9 million in proceeds from the sale of assets primarily related to the sale of Eras in the second quarter of 2014 which was partially offset by a decrease of $11.7 million relating to cash payments for the Cryptera acquisition. Capital expenditures increased $26.0 million to $61.4 million for the year ended December 31, 2014 from $35.4 million for the year ended December 31, 2013 as a result of additional capital reinvestment related to Diebold’s transformation strategy.

10.3.1.2.3	Financing Activities

Net cash used in financing activities was $81.2 million for the year ended December 31, 2014 compared to the net cash used in financing activities of $204.4 million for the year ended 2013, an increase of $123.3 million. The increase was primarily due to a $109.5 million change in debt repayments and borrowing year over year and $14.7 million reduction in distributions to noncontrolling interest holders.

Effect of exchange rate changes on cash and cash equivalents was negatively impacted by $6.1 million in the first quarter of 2014 related to the currency devaluation in Venezuela for the year ended December 31, 2014.

For a more detailed discussion of our borrowings and debt instruments, see “10.3.2 Debt” below.

10.3.2	Debt

As of September 30, 2015, outstanding debt balances were as follows:

($ in millions)	September 30, 2015	December 31, 2014	December 31, 2013
Notes payable
Uncommitted lines of credit	$68.4	$24.8	$43.1
Term loan	11.5	—	—
Other	1.0	0.8	0.7

	$80.9	$25.6	$43.8

Long-term debt
Revolving credit facility	$171.1	$240.0	$239.0
Senior notes	225.0	225.0	225.0
Term loan	215.6	—	—
Industrial development revenue bonds	4.4	11.9	11.9
Other	2.2	2.9	4.3

	$618.3	$479.8	$480.2

As of September 30, 2015, Diebold had various international short-term uncommitted lines of credit with borrowing limits of $119.0 million. The weighted-average interest rate on outstanding borrowings on the short-term uncommitted lines of credit as of September 30, 2015, December 31, 2014 and 2013 was 2.95 percent, 2.96 percent, and 3.24 percent, respectively. Short-term uncommitted lines of credit mature in less than one year. The amount available under the short-term uncommitted lines of credit at September 30, 2015 was $50.6 million.

In June 2015, Diebold entered into a second amendment to its prior credit agreement (the “Second Amendment”), which provided for a term loan in the aggregate principal amount of $230.0 million with escalating quarterly principal payments and a balloon payment due upon maturity in August 2019 and was replaced by the bank credit agreement Diebold entered into in connection with the Business Combination on November 23, 2015 as described in the section of this Prospectus titled “16.4 Financing of the Business Combination”. The weighted-average interest rate on the term loan as of September 30, 2015 was 1.75 percent, which is variable based on the London Interbank Offered Rate (“LIBOR”). The Second Amendment replaced the net debt to net capitalization financial covenant with a net debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) financial covenant and, accordingly, modified the facility fee and interest rate pricing schedules. The credit agreement provided a revolving credit facility with availability of up to $520.0 million. Diebold had the ability, subject to various approvals, to increase the borrowing limits by $250.0 million. In August 2014, Diebold entered into the first amendment to the credit agreement and guaranty (the “First Amendment”), which increased its borrowing limits under the revolving credit facility from $500.0 million to $520.0 million. The first amendment also extended the maturity date of the revolving credit facility to August 2019. Up to $50.0 million of the revolving credit facility were available under a swing line sub-facility. The weighted-average interest rate on outstanding revolving credit facility borrowings as of September 30, 2015 and December 31, 2014 was 1.57 percent and 1.69 percent, respectively, which is variable based on the LIBOR. The amount available under the revolving credit facility as of September 30, 2015 was $348.9 million. Diebold incurred $0.7 million of fees related to the Second Amendment in June 2015, which are amortized as a component of interest expense over the term of the facility. Diebold incurred $1.4 million of fees related to the first amendment in the third quarter of 2014, which are amortized as a component of interest expense over the term of the credit agreement.

In March 2006, Diebold issued senior notes in an aggregate principal amount of $300.0 million with a weighted-average fixed interest rate of 5.50 percent. Diebold entered into a derivative transaction to hedge interest rate risk on $200.0 million of the senior notes, which was treated as a cash flow hedge. This reduced the effective interest rate from 5.50 percent to 5.36 percent. Diebold funded the repayment of $75.0 million of the senior notes at maturity in March 2013 using borrowings under its revolving credit facility. The maturity dates of the remaining senior notes are staggered, with $175.0 million and $50.0 million due in March 2016 and 2018, respectively. For the $175.0 million of Diebold’s senior notes maturing in March 2016, management intends to fund the repayment through the revolving credit facility and/or proceeds of the sale of Diebold’s electronic securities business.

In 1997, industrial development revenue bonds were issued on behalf of Diebold. The proceeds from the bond issuances were used to construct new manufacturing facilities in the United States. Diebold guaranteed the payments of principal and interest on the bonds by obtaining letters of credit. The bonds were issued with a 20-year original term and are scheduled to mature in 2017. Each industrial development revenue bond carries a variable interest rate, which is reset weekly by the remarketing agents. The weighted-average interest rate on the bonds was 0.34 percent and 0.27 percent as of September 30, 2015 and December 31, 2014, respectively. During the third quarter of 2015, Diebold repaid $7.5 million of the industrial development revenue bonds of which the remainder is expected to be repaid during the fourth quarter of 2015.

Diebold’s financing agreements contain various restrictive financial covenants, including net debt to capitalization, net debt to EBITDA and net interest coverage ratios. As of September 30, 2015, Diebold was in compliance with the financial and other covenants in its debt agreements.

Maturities of long-term debt as of September 30, 2015 are as follows:

($ in millions)	(Unaudited) Maturities of Long-Term Debt
2016	$175.5
2017	5.7
2018	50.4
2019	386.7
Thereafter	—

$618.3

Diebold’s interest expense for the nine months ended September 30, 2015 and 2014 was $24.1 million and $23.1 million, respectively, and for the years ended December 31, 2014 and 2013 was $31.4 million and $29.2 million, respectively.

10.3.3	Equity

The following table presents changes in shareholders’ equity attributable to Diebold as of September 30, 2015 and the noncontrolling interests:

	(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2015	2014	2015	2014
Diebold, Incorporated shareholders’ equity
Balance at beginning of period	$465.6	$650.8	$531.6	$596.8
Comprehensive (loss) income attributable to Diebold, Incorporated	(47.7)	(16.5)	(85.0)	51.9
Common shares	—	0.1	0.6	0.8
Additional capital	2.4	5.9	13.7	29.8
Treasury shares	(0.2)	(0.2)	(3.0)	(1.8)
Dividends paid	(18.7)	(18.8)	(56.5)	(56.2)

Balance at end of period	$401.4	$621.3	$401.4	$621.3

Noncontrolling interests
Balance at beginning of period	$24.6	$17.9	$23.3	$24.0
Comprehensive income (loss) attributable to noncontrolling interests, net (1)	0.7	2.1	2.0	(1.9)
Distributions to noncontrolling interest holders	(0.2)	—	(0.2)	(2.1)

Balance at end of period	$25.1	$20.0	$25.1	$20.0

(1)	Comprehensive income (loss) attributable to noncontrolling interests of $(0.1) million for the nine months ended September 30, 2015, respectively, is net of a $2.1 million Venezuela noncontrolling interest adjustment for the nine months ended September 30, 2015, respectively, to reduce the carrying value to the estimated fair market value.

The following table shows Diebold’s equity as of the dates specified:

(in millions)	Common Shares		Additional Capital	Retained Earnings	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total Diebold, Incorporated Shareholders’ Equity	Non-controlling Interests	Total Equity
	Number	Par Value
Balance, December 31, 2012	77,661.1	$97.1	$358.3	$978.3	$(551.2)	$(91.0)	$791.5	$35.3	$826.8
Balance, December 31, 2013	78,618.5	$98.3	$385.3	$722.7	$(555.3)	$(54.3)	$596.7	$24.1	$620.8
Balance, December 31, 2014	79,238.8	$99.1	$418.0	$762.2	$(557.2)	$(190.5)	$531.6	$23.3	$554.9

For a more detailed discussion of Diebold’s equity as of the dates specified in the table above, see Diebold’s consolidated financial statements for the year ended December 31, 2014, which are included in this Prospectus on pages F.1-29 et seq.

10.3.4	Benefit Plans

Diebold has qualified pension plans covering certain U.S. employees that have been closed to new participants since 2003. Plans that cover salaried employees provide pension benefits based on the employee’s compensation during the 10 years before retirement. Diebold’s funding policy for salaried plans is to contribute annually based on actuarial projections and applicable regulations. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. Diebold’s funding policy for hourly plans is to make at least the minimum annual contributions required by applicable regulations. Employees of Diebold’s operations in countries outside of the United States participate to varying degrees in local pension plans, which in the aggregate are not significant.

Diebold has non-qualified pension plans to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant’s compensation, as defined. In addition to providing pension benefits, Diebold provides post-retirement healthcare and life insurance benefits (referred to as other benefits) for certain retired employees. Eligible employees may be entitled to these benefits based upon years of service with Diebold, age at retirement and collective bargaining agreements. Currently, Diebold has made no commitments to increase these benefits for existing retirees or for employees who may become eligible for these benefits in the future. Currently there are no plan assets and Diebold funds the benefits as the claims are paid.

10.3.5	Dividends

Diebold paid dividends of $56.5 million and $56.2 million in the nine months ended September 30, 2015 and 2014, respectively. Quarterly dividends were $0.2875 per share for both periods.

Diebold paid dividends of $74.9 million, $74.0 million and $72.8 million in the years ended December 31, 2014, 2013 and 2012, respectively. Annualized dividends per common share were $1.15, $1.15 and $1.14 for the years ended December 31, 2014, 2013 and 2012, respectively. The first and second quarterly dividends of 2015 represent an annualized dividend of $1.15 per share.

10.3.6	Contractual Obligations

In the first nine months of 2015, Diebold entered into purchase commitments due within one year for materials through contract manufacturing agreements for a total negotiated price. As of September 30, 2015, these additional contracts have remaining balances of $10.7 million.

Except for the contract manufacturing agreements noted above, all contractual cash obligations with initial and remaining terms in excess of one year and contingent liabilities remained generally unchanged at September 30, 2015 compared to December 31, 2014.

The following table summarizes Diebold’s approximate obligations and commitments to make future payments under contractual obligations as of December 31, 2014:

($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Minimum operating lease obligations	$149.3	$44.8	$57.6	$30.3	$16.6
Debt	505.4	25.6	189.3	290.5	—
Interest on debt (1)	44.1	17.3	17.9	8.9	—
Purchase commitments	3.6	3.6	—	—	—

Total	$702.4	$91.2	$264.8	$329.7	$16.6

(1)	Amounts represent estimated contractual interest payments on outstanding long-term debt and notes payable. Rates in effect as of December 31, 2014 are used for variable rate debt.

For a more detailed discussion of our borrowings and debt instruments, see “10.3.2 Debt” above.

10.3.7	Off-Balance Sheet Arrangements

Diebold enters into various arrangements not recognized in the condensed consolidated balance sheets that have or could have an effect on its financial condition, results of operations, liquidity, capital expenditures or capital resources.

The principal off-balance sheet arrangements that Diebold enters into are guarantees, operating leases and sales of finance receivables. Diebold provides its global operations guarantees and standby letters of credit through various financial institutions to suppliers, regulatory agencies and insurance providers. If Diebold is not able to make payment, the suppliers, regulatory agencies and insurance providers may draw on the pertinent bank (refer to note 15 to the consolidated financial statements for the year ended December 31, 2014, which is included in this Prospectus on pages F.1-67 et seq.). Refer to note 13 to Diebold’s condensed consolidated financial statements and note 14 to Diebold’s consolidated financial statements for the year ended December 31, 2014 which are included in this Prospectus on pages F.1-20 et seq. and F.1-67 et seq., respectively, for further details. Diebold has sold finance receivables to financial institutions while continuing to service the receivables. Diebold records these sales by removing finance receivables from the condensed consolidated balance sheets and recording gains and losses in the condensed consolidated statements of income (refer to note 7 to Diebold’s consolidated financial statements for the year ended December 31, 2014 which is included in this Prospectus on page F.1-54).

10.4	Capital Expenditures

10.4.1	Major Historical Investments

In the fiscal year ended December 31, 2012, our principal capital expenditures amounted to approximately $49.7 million. They were mainly related to investment in innovation and back-office infrastructure and expended primarily in North America.

In the fiscal year ended December 31, 2013, our principal capital expenditures amounted to approximately $35.4 million. They were mainly related to investment in Diebold’s transformation strategy and expended primarily in North America.

In the fiscal year ended December 31, 2014, our principal capital expenditures amounted to approximately $61.5 million. They were mainly related to continued investment in Diebold’s transformation strategy and expended primarily in North America.

10.4.2	Major Ongoing Capital Expenditures

We expect our capital expenditures between December 31, 2014 and the date of this Prospectus to equal approximately $58.0 to $62.0 million. These capital expenditures are related to continued reinvestment of capital in connection with the Diebold transformation strategy, Diebold 2.0, specifically in the areas of innovation and back office system upgrades.

Our major ongoing capital expenditures, that is, projects in an amount of approximately $35.0 to $50.0 that have been initiated but have not been finalized as of the date of this Prospectus, are related mainly to the completion of the reinvestment of capital in connection with the Diebold transformation strategy, which is expected to culminate in early 2016. These capital expenditures will be expended primarily in North America. Currently, we finance these investments primarily with funds provided by income retained in the business, borrowings under Diebold’s committed and uncommitted credit facilities, long-term industrial revenue bonds and operating and capital leasing arrangements.

10.4.3	Future Capital Expenditures and Planned Capital Expenditures

As of the date of this Prospectus, Diebold’s management has made commitments regarding future capital expenditures in an expected total amount of less than $10.0 million, mainly related to Diebold’s normal capital replacement cycle. We expect to fund these investments using cash from operations, borrowings under Diebold’s committed and uncommitted credit facilities, long-term industrial revenue bonds and operating and capital leasing arrangements.

10.5	Quantitative and Qualitative Discussion of Market Risk

As of March 31, 2015, Diebold agreed to sell its equity interest in its Venezuela joint venture to its joint venture partner and recorded a $10.3 million impairment of assets in the first quarter of 2015. On April 29, 2015, Diebold closed the sale for the estimated fair market value and recorded a $1.0 million reversal of impairment of assets based on final adjustments in the second quarter of 2015, resulting in a $9.3 million impairment of assets for the nine months ended September 30, 2015. Diebold no longer has a consolidating entity in Venezuela but will continue to operate in Venezuela on an indirect basis.

Prior to the sale, Diebold’s Venezuela operations consisted of a fifty-percent owned subsidiary, which was consolidated. Venezuela was measured using the U.S. dollar as its functional currency because its economy is considered highly inflationary. On March 24, 2014, the Venezuela government announced a currency exchange mechanism, SICAD 2, which yielded an exchange rate significantly higher than the rates established through the other regulated exchange mechanisms. As of March 31, 2014, management determined it was unlikely Diebold would be able to convert bolivars under a currency exchange other than SICAD 2 and Diebold remeasured its Venezuela balance sheet using the SICAD 2 rate of 50.86 compared to the previous official government rate of 6.30, which resulted in a decrease of $6.1 million to Diebold’s cash balance and net losses of $12.1 million that were recorded within foreign exchange gain (loss), net in the condensed consolidated statements of operations in the first quarter of 2014. As a result of the currency devaluation, Diebold recorded a $4.1 million lower of cost or market adjustment related to its service inventory within service cost of sales in the condensed consolidated statements of operations in the first quarter of 2014. On February 10, 2015, the Venezuela government introduced a new foreign currency exchange platform called the Marginal Currency System, or SIMADI, which replaced the SICAD 2 mechanism, yielding another significant increase in the exchange rate. As of March 31, 2015, management determined it was unlikely that Diebold would be able to convert bolivars under a currency exchange other than SIMADI and remeasured its Venezuela balance sheet using the SIMADI rate of 192.95 compared to the previous SICAD 2 rate of 50.86, which resulted in a loss of $7.5 million recorded within foreign exchange gain (loss), net in the condensed consolidated statements of operations in the first quarter of 2015.

Except for the currency devaluation noted above, there have been no material changes in market risk exposures since December 31, 2014.

Diebold is exposed to foreign currency exchange rate risk inherent in its international operations denominated in currencies other than the U.S. dollar. A hypothetical 10.0 percent movement in the applicable foreign exchange rates would have resulted in an increase or decrease in 2014 and 2013 year-to-date operating profit of approximately $10.1 million and $0.3 million, respectively. The sensitivity model assumes an instantaneous, parallel shift in the foreign currency exchange rates. Exchange rates rarely move in the same direction. The assumption that exchange rates change in an instantaneous or parallel fashion may overstate the impact of changing exchange rates on amounts denominated in a foreign currency.

Diebold’s risk-management strategy uses derivative financial instruments such as forwards to hedge certain foreign currency exposures. The intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. Diebold does not enter into derivatives for trading purposes. Diebold’s primary exposures to foreign exchange risk are movements in the euro/U.S. dollar, U.S. dollar/Brazilian real/U.S. dollar and Chinese yuan renminbi/U.S. dollar. There were no significant changes in Diebold’s foreign exchange risks in 2014 compared with 2013.

Diebold manages interest rate risk with the use of variable rate borrowings under its committed and uncommitted credit facilities and interest rate swaps. Variable rate borrowings under the credit facilities totaled $280.4 million and $294.0 million at December 31, 2014 and 2013, respectively, of which $50.0 million for both years was effectively converted to fixed rate using interest rate swaps. A one percentage point increase or decrease in interest rates would have resulted in an increase or decrease in interest expense of approximately $2.3 million and $2.4 million for 2014 and 2013, respectively, including the impact of the swap agreements. Diebold’s primary exposure to interest rate risk is movements in the LIBOR, which is consistent with prior periods.

10.6	Critical Accounting Policies and Estimates

Management’s discussion and analysis of Diebold’s financial condition and results of operations are based upon Diebold’s consolidated financial statements and condensed consolidated financial statements which are prepared in accordance with U.S. GAAP. The preparation of these financial statements in conformity of U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include revenue recognition, the valuation of trade and financing, finance lease receivables, inventories, goodwill, intangible assets, other long-lived assets, legal contingencies, guarantee obligations and assumptions used in the calculation of income taxes, pension and post-retirement benefits and customer incentives, among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors. Management monitors the economic conditions and other factors and will adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

Management believes there have been no significant changes during the nine months ended September 30, 2015 to the items that Diebold disclosed as its critical accounting policies and estimates described below and in note 1 to Diebold’s consolidated financial statements for the year ended December 31, 2014 which is included in this Prospectus on pages F.1-36 et seq. Management believes that, of its significant accounting policies, its policies concerning revenue recognition, allowances for credit losses, inventory reserves, goodwill, long-lived assets, taxes on income, contingencies and pensions and post-retirement benefits are the most critical because they are affected significantly by judgments, assumptions and estimates. Additional information regarding these policies is included below.

10.6.1	Revenue Recognition

Diebold records revenue when it is realized, or realizable and earned. The application of U.S. GAAP revenue recognition principles to Diebold’s customer contracts requires judgment, including the determination of whether an arrangement includes multiple deliverables such as hardware, software, maintenance and/or other services. For contracts that contain multiple deliverables, total arrangement consideration is allocated at the inception of the arrangement to each deliverable based on the relative selling price method. The relative selling price method is based on a hierarchy consisting of vendor specific objective evidence (“VSOE”) (price sold on a stand-alone basis), if available, or third-party evidence (“TPE”), if VSOE is not available, or estimated selling price (“ESP”), if neither VSOE nor TPE is available. Diebold’s ESP is consistent with the objective of determining VSOE, which is the price at which we would expect to transact on a stand-alone sale of the deliverable. The determination of ESP is based on applying significant judgment to weigh a variety of company-specific factors including our pricing practices, customer volume, geography, internal costs and gross margin objectives. This information is gathered from experience in customer negotiations, recent technological trends and the competitive landscape. In contracts that involve multiple deliverables, maintenance services are typically accounted for under FASB ASC 605-20, Separately Priced Extended Warranty and Product Maintenance Contracts. There have been no material changes to these estimates for the periods presented and Diebold believes that these estimates generally should not be subject to significant changes in the future. However, changes to deliverables in future arrangements could materially impact the amount of earned or deferred revenue.

For sales of software, excluding software required for the equipment to operate as intended, Diebold applies the software revenue recognition principles within FASB ASC 985-605, Software—Revenue Recognition. For software and software-related deliverables (software elements), Diebold allocates revenue based upon the relative fair value of these deliverables as determined by VSOE. If Diebold cannot obtain VSOE for any undelivered software element, revenue is deferred until all deliverables have been delivered or until VSOE can be determined for any remaining undelivered software elements. When the fair value of a delivered element cannot be established, but fair value evidence exists for the undelivered software elements, Diebold uses the residual method to recognize revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement consideration is allocated to the delivered elements and recognized as revenue. Determination of amounts deferred for software support requires judgment about whether the deliverables can be divided into more than one unit of accounting and whether the separate deliverables have value to the customer on a stand-alone basis. There have been no material changes to these deliverables for the periods presented. However, changes to deliverables in future arrangements and the ability to establish VSOE could affect the amount and timing of revenue recognition.

10.6.2	Allowances for Credit Losses

Diebold maintains allowances for potential credit losses and such losses have been minimal and within management’s expectations. Since Diebold’s receivable balance is concentrated primarily in the financial and government sectors, an economic downturn in these sectors could result in higher than expected credit losses. The concentration of credit risk in Diebold’s trade receivables with respect to financial and government customers is largely mitigated by Diebold’s credit evaluation process and the geographical dispersion of sales transactions from a large number of individual customers.

10.6.3	Inventory Reserves

At each reporting period, Diebold identifies and writes down its excess and obsolete inventories to net realizable value based on usage forecasts, order volume and inventory aging. With the development of new products, Diebold also rationalizes its product offerings and will write-down discontinued product to the lower of cost or net realizable value.

10.6.4	Goodwill

Goodwill is the cost in excess of the net assets of acquired businesses. Diebold tests all existing goodwill at least annually as of November 30 for impairment on a reporting unit basis. Diebold tests for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the carrying value of a reporting unit below its reported amount. Diebold’s five reporting units are defined as Domestic (referring to the United States) and Canada, Brazil, LA, AP and EMEA. Each year, Diebold may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In evaluating whether it is more likely than not the fair value of a reporting unit is less than its carrying amount, Diebold considers the following events and circumstances, among others, if applicable: (a) macroeconomic conditions such as general economic conditions, limitations on accessing capital or other developments in equity and credit markets; (b) industry and market considerations such as competition, multiples or metrics and changes in the market for Diebold’s products and services or regulatory and political environments; (c) cost factors such as raw materials, labor or other costs; (d) overall financial performance such as cash flows, actual and planned revenue and earnings compared with actual and projected results of relevant prior periods; (e) other relevant events such as changes in key personnel, strategy or customers; (f) changes in the composition of a reporting unit’s assets or expected sales of all or a portion of a reporting unit; and (g) any sustained decrease in share price.

If Diebold’s qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, or if management elects to perform a quantitative assessment of goodwill, a two-step impairment test is used to identify potential goodwill impairment and measure the amount of any impairment loss to be recognized. In the first step, Diebold compares the fair value of each reporting unit with its carrying value. The fair value is determined based upon discounted estimated future cash flows as well as the market approach or guideline public company method. Diebold’s Step 1 impairment test of goodwill of a reporting unit is based upon the fair value of the reporting unit, defined as the price that would be received to sell the net assets or transfer the net liabilities in an orderly transaction between market participants at the assessment date. In the event that the net carrying amount exceeds the fair value, a Step 2 test must be performed whereby the fair value of the reporting unit’s goodwill must be estimated to determine if it is less than its net carrying amount. In its two-step test, Diebold uses the discounted cash flow method and the guideline company method for determining the fair value of its reporting units. Under these methods, the determination of implied fair value of the goodwill for a particular reporting unit is the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities in the same manner as the allocation in a business combination.

The techniques used in Diebold’s qualitative assessment and, if necessary, two-step impairment test have incorporated a number of assumptions that Diebold believes to be reasonable and to reflect market conditions forecast at the assessment date. Assumptions in estimating future cash flows are subject to a high degree of judgment. Diebold makes all efforts to forecast future cash flows as accurately as possible with the information available at the time the forecast is made. To this end, Diebold evaluates the appropriateness of its assumptions as well as its overall forecasts by comparing projected results of upcoming years with actual results of preceding years and validating that differences therein are reasonable. Key assumptions, all of which are Level 3 inputs (refer to note 19 to Diebold’s consolidated financial statements for the year ended December 31, 2014, which is included in this Prospectus on pages F.1-73 et seq), relate to price trends, material costs, discount rate, customer demand, and the long-term growth and foreign exchange rates. A number of benchmarks from independent industry and other economic publications were also used. Changes in assumptions and estimates after the assessment date may lead to an outcome where impairment charges would be required in future periods. Specifically, actual results may vary from Diebold’s forecasts and such variations may be material and unfavorable, thereby triggering the need for future impairment tests where the conclusions may differ in reflection of prevailing market conditions.

Management determined that the Brazil and AP reporting units had excess fair value of approximately $61 million or 17 percent and approximately $114.2 million or 39 percent, respectively, when compared to their carrying amounts. The Domestic (referring to the United States) and Canada and LA reporting units had excess fair value greater than 100 percent when compared to their carrying amounts.

During the third quarter of 2013, Diebold performed an other-than-annual assessment for its Brazil reporting unit based on a two-step impairment test as a result of a reduced earnings outlook for the Brazil business unit. This was due to a deteriorating macro-economic outlook, structural changes to an auction-based purchasing environment and new competitors entering the market. Diebold concluded that the goodwill within the Brazil reporting unit was partially impaired and recorded a $70.0 million pre-tax, non-cash goodwill impairment charge. In the fourth quarter of 2013, the Brazil reporting unit was reviewed for impairment based on a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In addition, the remaining reporting units were reviewed based on a two-step test. These tests resulted in no additional impairment in any of Diebold’s reporting units.

10.6.5	Long-Lived Assets

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

10.6.6	Taxes on Income

Deferred taxes are provided on an asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry-forwards and tax credits. Deferred tax liabilities are recognized for taxable temporary differences and undistributed earnings in certain jurisdictions.

Deferred tax assets are reduced by a valuation allowance when, based upon the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Determination of a valuation allowance involves estimates regarding the timing and amount of the reversal of taxable temporary differences, expected future taxable income and the impact of tax planning strategies. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Diebold operates in numerous taxing jurisdictions and is subject to examination by various federal, state and foreign jurisdictions for various tax periods. Additionally, Diebold has retained tax liabilities and the rights to tax refunds in connection with various acquisitions and divestitures of businesses. Diebold’s income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which Diebold does business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws between those jurisdictions, as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, Diebold’s estimates of income tax liabilities may differ from actual payments or assessments.

Diebold assesses its position with regard to tax exposures and records liabilities for these uncertain tax positions and any related interest and penalties, when the tax benefit is not more likely than not realizable. Diebold has recorded an accrual that reflects the recognition and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. Additional future income tax expense or benefit may be recognized once the positions are effectively settled.

At the end of each interim reporting period, Diebold estimates the effective tax rate expected to apply to the full fiscal year. The estimated effective tax rate contemplates the expected jurisdiction where income is earned, as well as tax planning alternatives. Current and projected growth in income in higher tax jurisdictions may result in an increasing effective tax rate over time. If the actual results differ from estimates, Diebold may adjust the effective tax rate in the interim period if such determination is made.

10.6.7	Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. There is no liability recorded for matters in which the liability is not probable and reasonably estimable. Attorneys in Diebold’s legal department monitor and manage all claims filed against Diebold and review all pending investigations. Generally, the estimate of probable loss related to these matters is developed in consultation with internal and outside legal counsel representing Diebold. These estimates are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Diebold attempts to resolve these matters through settlements, mediation and arbitration proceedings when possible. If the actual settlement costs, final judgments, or fines, after appeals, differ from the estimates, the future results may be materially impacted. Adjustments to the initial estimates are recorded when a change in the estimate is identified.

10.6.8	Pensions and Other Post-retirement Benefits

Annual net periodic expense and benefit liabilities under Diebold’s defined benefit plans are determined on an actuarial basis. Assumptions used in the actuarial calculations have a significant impact on plan obligations and expense. Members of the management finance committee (formerly investment committee) periodically review the actual experience compared with the more significant assumptions used and make adjustments to the assumptions, if warranted. The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated) fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The expected long-term rate of return on plan assets is determined using the plans’ current asset allocation and their expected rates of return based on a geometric averaging over 20 years. The rate of compensation increase assumptions reflects Diebold’s long-term actual experience and future and near-term outlook. Pension benefits are funded through deposits with trustees. Other post-retirement benefits are not funded and Diebold’s policy is to pay these benefits as they become due.

The following table represents assumed healthcare cost trend rates at December 31:

	2014	2013
Healthcare cost trend rate assumed for next year	7.5%	7.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that rate reaches ultimate trend rate	2020	2019

The healthcare trend rates are reviewed based upon the results of actual claims experience. Diebold used healthcare cost trends of 7.5 percent in both 2015 and 2014 decreasing to an ultimate trend of 5.0 percent in 2020 for both medical and prescription drug benefits using the Society of Actuaries Long Term Trend Model with assumptions based on the 2008 Medicare Trustees’ projections. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

($ in millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost	$0.034	$(0.032)
Effect on other post-retirement benefit obligation	$0.928	$(0.836)

During 2014, the Society of Actuaries released a series of updated mortality tables resulting from recent studies conducted by them measuring mortality rates for various groups of individuals. As of December 31, 2014, Diebold updated theses mortality tables which reflect improved trends in longevity and therefore have the effect of increasing the estimate of benefits to be received by plan participants. Management will continue to monitor assumptions used for our actuarial projections along with any funding requirements for the plans.

10.6.9	Recently Issued Accounting Guidance

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in GAAP when it becomes effective. The standard is effective for Diebold on January 1, 2018. Early application is permitted on the original adoption date of January 1, 2017. The standard permits the use of either the retrospective or cumulative effect transition method. Diebold is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. Diebold has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The standard is effective for Diebold on January 1, 2016, with early adoption permitted. The adoption of ASU 2015-03 is not expected to have a material impact on the financial statements of Diebold.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share or Its Equivalent (ASU 2015-07). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The standard is effective for Diebold on January 1, 2016, with early adoption permitted. The adoption of ASU 2015-07 is not expected to have a material impact on the financial statements of Diebold.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Plan (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12), which is a three-part update with the objective of simplifying benefit plan reporting to make the information presented more useful to the reader. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts (FBRIC). A FBRIC is a guaranteed investment contract between the plan and an issuer in which the issuer agrees to pay a predetermined interest rate and principal for a set amount deposited with the issuer. Part II simplifies the investment disclosure requirements for employee benefits plans. Part III provides an alternative measurement date for fiscal periods that do not coincide with a month-end date. This guidance is effective for fiscal years beginning after December 15, 2015. The amendments in Parts I and II of this standard are effective retrospectively. The standard is effective for Diebold on January 1, 2016, with early adoption permitted. The adoption of ASU 2015-12 is not expected to have a material impact on the financial statements of Diebold.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments (ASU 2015-16). The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and presented separately on the face of the income statement or disclosed in the notes by line item. The standard is effective for Diebold on January 1, 2016, with early adoption permitted. The adoption of ASU 2015-16 is not expected to have a material impact on the financial statements of Diebold.

11. UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the proposed Business Combination of Diebold and Wincor Nixdorf and certain other adjustments listed below (the “Business Combination Adjustments”), through the Exchange Offer. Diebold will offer to exchange each Wincor Nixdorf Ordinary Share for €38.98 in cash and 0.434 common shares of Diebold. The following unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the historical consolidated financial statements and related notes of Diebold and the consolidated financial statements of Wincor Nixdorf, which are included elsewhere in this Prospectus.

The unaudited pro forma condensed combined balance sheet as of September 30, 2015, and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively, are presented herein. The unaudited pro forma condensed combined balance sheet combines the unaudited consolidated balance sheets of Diebold and Wincor Nixdorf as of September 30, 2015 and June 30, 2015, respectively, and gives effect to the proposed Business Combination as if it occurred on September 30, 2015. The unaudited pro forma condensed combined statements of operations combine the historical results of Diebold and Wincor Nixdorf for the nine months ended September 30, 2015 and June 30, 2015, respectively, and the year ended December 31, 2014 and September 30, 2014, respectively, and give effect to the proposed Business Combination as if it occurred on January 1, 2014. The historical financial information has been adjusted to give effect to pro forma adjustments that are (i) directly attributable to the proposed Business Combination, (ii) factually supportable, and (iii) with respect to the unaudited condensed combined statements of operations, expected to have a continuing impact on the combined entity’s consolidated results.

The proposed Business Combination of Diebold and Wincor Nixdorf will be accounted for using the acquisition method of accounting under the provisions of Accounting Standards Codification 805, “Business Combinations” (“ASC 805”), with Diebold representing the accounting acquirer under this guidance. The following unaudited pro forma condensed combined financial information primarily gives effect to the Business Combination Adjustments, which include:

•	Adjustments to reconcile Wincor Nixdorf’s historical audited and unaudited financial statements prepared in accordance with IFRS to U.S. GAAP and conversion from euros to U.S. dollars;

•	Application of the acquisition method of accounting in connection with the Business Combination to reflect aggregate Offer Consideration of $1.6 billion, assuming all outstanding Wincor Nixdorf Ordinary Shares are validly tendered in the Exchange Offer and not properly withdrawn;

•	Adjustments to reflect financing arrangements entered into in connection with the Business Combination;

•	Diebold’s disposition of its electronic security business; and

•	Transaction costs in connection with the Business Combination.

The unaudited pro forma condensed combined statements of operations also include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results, such as increased amortization expense on acquired intangible assets. The unaudited pro forma condensed combined statements of operations do not include the impact of any revenue, cost or other operating synergies that may result from the Business Combination or any related restructuring costs.

The unaudited pro forma condensed combined financial information presented is based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined financial information is presented for illustrative purposes and does not purport to represent what the financial position or results of operations would actually have been if the Business Combination occurred as of the dates indicated or what financial position or results would be for any future periods.

The unaudited pro forma condensed combined financial information is based upon the respective historical consolidated financial statements of Diebold and Wincor Nixdorf, and should be read in conjunction with (1) the accompanying notes to the unaudited pro forma condensed combined financial information, (2) the unaudited consolidated financial statements as of September 30, 2015 and for the nine months ended September 30, 2015 and notes thereto of Diebold, (3) the audited consolidated financial statements for the fiscal year ended December 31, 2014 and notes thereto of Diebold and (4) the audited consolidated financial statements for the fiscal year ended September 30, 2014 and notes thereto of Wincor Nixdorf, included elsewhere in this Prospectus. The unaudited pro forma condensed combined balance sheet as of September 30, 2015 and the unaudited condensed combined statements of operations for the nine months ended September 30, 2015 include financial information derived from Wincor Nixdorf’s historical unaudited consolidated financial statements as of June 30, 2015 and for the nine months ended June 30, 2015 and notes thereto which are not included in this Prospectus.

DIEBOLD, INCORPORATED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2015

(In millions, except per share data)

	Historical
	Diebold (September 30, 2015) (See Note 3)	Wincor Nixdorf (June 30, 2015) (IFRS) (See Note 4)	Wincor Nixdorf U.S. GAAP Adjustments	(Note)	Wincor Nixdorf (U.S. GAAP)	Purchase Accounting Adjustments	(Note)	Financing Adjustments	(Note)	Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$542.5	$52.1	$—		$52.1	$(1,260.4)	8(a)	$1,334.6	8(i)	$666.8
Short-term investments	99.2	—	—		—	—		—		99.2
Trade receivables, net	486.7	485.7	—		485.7	(2.1)	8(b)	—		970.3
Inventories	381.8	449.2	—		449.2	61.5	8(c)	—		892.5
Deferred income taxes	106.3	14.3	(1.9)	6(b)	12.4	—		—		118.7
Prepaid expenses	23.5	—	—		—	—		—		23.5
Prepaid income taxes	42.2	—	—		—	—		—		42.2
Other current assets	145.1	75.8	42.3	6(d)	118.1	—		—		263.2

Total current assets	1,827.3	1,077.1	40.4		1,117.5	(1,201.0)		1,334.6		3,078.4
Securities and other investments	82.2	4.0	—		4.0	—		—		86.2
Property, plant and equipment, net	173.7	138.6	—		138.6	—		—		312.3
Goodwill	163.5	377.0	—		377.0	427.5	8(d)	—		968.0
Deferred income taxes	77.4	50.2	(33.2)	6(d)	17.0	—		—		94.4
Finance lease receivables	44.6	5.0	—		5.0	—		—		49.6
Other intangible assets	65.2	19.9	(3.3)	6(a)	16.6	887.5	8(e)	—		969.3
Other assets	15.1	4.9	10.3	6(d)	15.2	—		58.0	8(i)	88.3

Total other assets, net	621.7	599.6	(26.2)		573.4	1,315.0		58.0		2,568.1

Total assets	2,449.0	1,676.7	14.2		1,690.9	114.0		1,392.6		5,646.5

LIABILITIES AND EQUITY
Current liabilities:
Notes payable	80.9	118.2	—		118.2	—		(152.1)	8(i)	47.0
Accounts payable	257.7	352.9	—		352.9	(2.1)	8(b)	—		608.5
Deferred revenue	211.2	193.6	—		193.6	(32.0)	8(f)	—		372.8
Payroll and other benefits liabilities	75.5	94.5	—		94.5	—		—		170.0
Other current liabilities	283.3	220.9	(6.5)	6(b), (d)	214.4	—		—		497.7

Total current liabilities	908.6	980.1	(6.5)		973.6	(34.1)		(152.1)		1,696.0
Long-term debt	618.3	79.1	—		79.1	—		1,552.2	8(i)	2,249.6
Pensions and other benefits	198.2	87.4	—		87.4	—		—		285.6
Post-retirement and other benefits	20.9	13.7	—		13.7	—		—		34.6
Deferred income taxes	14.9	28.3	16.3	6(a)-(d)	44.6	265.9	8(g)	—		325.4
Other long-term liabilities	29.7	7.4	0.6	6(c)	8.0	—		—		37.7
Commitments and contingencies	—	13.1	—		13.1	—		—		13.1

Equity:
Diebold, Incorporated shareholders’ equity
Preferred shares	—	—	—		—	—		—		—
Common shares	99.6	37.0	—		37.0	(20.8)	8(h)	—		115.8
Additional paid-in capital	431.8	—	—		—	333.1	8(h)	—		764.9
Retained earnings	978.9	565.7	3.8	6(a), (b), (c)	569.5	(569.5)	8(h)	(7.5)	8(i)	971.4
Treasury shares	(560.2)	(194.2)	—		(194.2)	194.2	8(h)	—		(560.2)
Accumulated other comprehensive items, net	(316.8)	54.8	—		54.8	(54.8)	8(h)	—		(316.8)

Total Diebold, Incorporated shareholders’ equity	633.3	463.3	3.8		467.1	(117.8)		(7.5)		975.1
Noncontrolling interests	25.1	4.3	—		4.3	—		—		29.4

Total equity	658.4	467.6	3.8		471.4	(117.8)		(7.5)		1,004.5

Total liabilities and equity	$2,449.0	$1,676.7	$14.2		$1,690.9	$114.0		$1,392.6		$5,646.5

See accompanying notes to unaudited pro forma condensed combined financial information.

DIEBOLD, INCORPORATED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

(In millions, except per share data)

	Historical
	Diebold (December 31, 2014) (See Note 3)	Wincor Nixdorf (September 30, 2014) (IFRS) (See Note 4)	Wincor Nixdorf U.S. GAAP Adjustments	(Note)	Wincor Nixdorf (U.S. GAAP)	Purchase Accounting Adjustments	(Note)	Financing Adjustments	(Note)	Pro Forma
Net sales
Services	$1,432.8	$1,598.7	$—		$1,598.7	$(1.8)	9(a)	$—		$3,029.7
Products	1,302.0	1,752.3	—		1,752.3	(0.2)	9(a)	—		3,054.1

	2,734.8	3,351.0	—		3,351.0	(2.0)		—		6,083.8
Cost of sales
Services	974.8	1,317.5	—		1,317.5	(0.7)	9(a)	—		2,291.6
Products	1,033.8	1,295.6	1.7	6(b), (e)	1,297.3	79.9	9(a), (b), (c)	—		2,411.0

	2,008.6	2,613.1	1.7		2,614.8	79.2		—		4,702.6

Gross profit	726.2	737.9	(1.7)		736.2	(81.2)		—		1,381.2

Selling and administrative expense	478.4	427.2	2.2	6(e)	429.4	69.5	9(c)	—		977.3
Research, development and engineering expense	93.6	133.5	0.4	6(e), (f)	133.9	(0.7)	9(c)	—		226.8
Impairment of assets	2.1	—	—		—	—		—		2.1
Gain on sale of assets, net	(12.9)	(34.9)	—		(34.9)	—		—		(47.8)

	561.2	525.8	2.6		528.4	68.8		—		1,158.4

Operating profit (loss)	165.0	212.1	(4.3)		207.8	(150.0)		—		222.8
Other income (expense)
Investment income	34.5	(1.7)	—		(1.7)	—		—		32.8
Interest expense	(31.4)	(11.8)	3.4	6(c), (e)	(8.4)	—		(96.8)	9(g)	(136.6)
Foreign exchange (loss) gain, net	(11.8)	—	—		—	—		—		(11.8)
Miscellaneous, net	(1.6)	—	—		—	—		—		(1.6)

Income before taxes	154.7	198.6	(0.9)		197.7	(150.0)		(96.8)		105.6
Income tax (benefit) expense	47.4	57.4	(0.2)	6(b), (c)	57.2	(43.4)	9(e)	(28.1)	9(h)	33.1

Net income (loss)	107.3	141.2	(0.7)		140.5	(106.6)		(68.7)		72.5
Net income (loss) attributable to noncontrolling interests	2.6	4.4	—		4.4	—		—		7.0

Net income (loss) attributable to Diebold, Incorporated	$104.7	$136.8	$(0.7)		$136.1	$(106.6)		$(68.7)		$65.5

Weighted Average Common Shares Outstanding—Basic	64.5					12.9	9(f)	—		77.4
Weighted Average Common Shares Outstanding—Diluted	65.2					12.9	9(f)	—		78.1

Earnings per Share—Basic	$1.62									$0.85
Earnings per Share—Diluted	$1.61									$0.84

See accompanying notes to unaudited pro forma condensed combined financial information.

DIEBOLD, INCORPORATED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(In millions, except per share data)

	Historical
	Diebold (September 30, 2015) (See Note 3)	Wincor Nixdorf (June 30, 2015) (IFRS) (See Note 4)	Wincor Nixdorf U.S. GAAP Adjustments	(Note)	Wincor Nixdorf (U.S. GAAP)	Purchase Accounting Adjustments	(Note)	Financing Adjustments	(Note)	Pro Forma
Net sales
Services	$1,040.9	$1,075.2	$—		$1,075.2	$(6.0)	9(a)	$—		$2,110.1
Products	768.0	977.4	—		977.4	(0.2)	9(a)	—		1,745.2

	1,808.9	2,052.6	—		2,052.6	(6.2)		—		3,855.3
Cost of sales
Services	699.4	898.7	—		898.7	(1.4)	9(a)	—		1,596.7
Products	629.2	751.7	(5.3)	6(b), (e), (f)	746.4	14.2	9(a), (c)	—		1,389.8

	1,328.6	1,650.4	(5.3)		1,645.1	12.8		—		2,986.5

Gross profit	480.3	402.2	5.3		407.5	(19.0)		—		868.8

Selling and administrative expense	363.2	273.6	2.0	6(e), (f)	275.6	50.4	9(c), (d)	—		689.2
Research, development and engineering expense	66.2	81.1	3.5	6(a), (e), (f)	84.6	(0.4)	9(c)	—		150.4
Impairment of assets	18.9	—	—		—	—		—		18.9
Gain on sale of assets, net	(1.4)	—	—		—	—		—		(1.4)

	446.9	354.7	5.5		360.2	50.0		—		857.1

Operating profit (loss)	33.4	47.5	(0.2)		47.3	(69.0)		—		11.7
Other income (expense)
Investment income	20.6	(1.0)	—		(1.0)	—		—		19.6
Interest expense	(24.1)	(5.9)	1.2	6(e)	(4.7)	—		(71.8)	9(g)	(100.6)
Foreign exchange (loss) gain, net	(9.2)	—	—		—	—		—		(9.2)
Miscellaneous, net	(1.7)	—	—		—	—		—		(1.7)

Income before taxes	19.0	40.6	1.0		41.6	(69.0)		(71.8)		(80.2)
Income tax (benefit) expense	(9.7)	11.9	0.7	6(a), (b)	12.6	(20.1)	9(e)	(20.8)	9(h)	(38.0)

Net income (loss)	28.7	28.7	0.3		29.0	(48.9)		(51.0)		(42.2)
Net income (loss) attributable to noncontrolling interests	0.1	1.3	—		1.3	—		—		1.4

Net income (loss) attributable to Diebold, Incorporated	$28.6	$27.4	$0.3		$27.7	$(48.9)		$(51.0)		$(43.6)

Weighted Average Common Shares Outstanding—Basic	64.9					12.9	9(f)	—		77.8
Weighted Average Common Shares Outstanding—Diluted	65.5					12.9	9(f)	—		78.4

Earnings per Share—Basic	$0.44									$(0.56)
Earnings per Share—Diluted	$0.44									$(0.56)

See accompanying notes to unaudited pro forma condensed combined financial information.

12. NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

12.1 Note 1—Description of the Business Combination

On November 23, 2015, Diebold and Wincor Nixdorf entered into the Business Combination Agreement, whereby Diebold will offer to exchange a combination of cash and Diebold Common Shares for each Wincor Nixdorf Ordinary Share in a voluntary takeover exchange offer pursuant to the German Takeover Act. The Exchange Offer and the other transactions contemplated by the Business Combination Agreement are intended to result in a Business Combination of Diebold and Wincor Nixdorf. Upon consummation of the proposed Business Combination, Wincor Nixdorf would become a subsidiary of Diebold, Inc.

Subject to the terms and conditions of the Offer, Wincor Nixdorf shareholders who validly tender their shares in the Exchange Offer will be entitled to receive Offer Consideration that is the equivalent of €49.78 or $53.99 for each Wincor Nixdorf Ordinary Share (based on the closing price per share of Diebold Common Shares of $26.99 on January 26, 2016). The Offer Consideration for each Wincor Nixdorf Ordinary Share is comprised of (1) 0.434 common shares of Diebold and (2) €38.98 in cash.

The overall Offer Consideration is variable and subject to the price of Diebold Common Shares and U.S. dollar to euro exchange rate on the date of the Business Combination.

The Exchange Offer is subject to customary conditions, including clearance by the FTC under the provisions of the HSR Act, as well as by certain regulatory authorities outside of the United States.

12.2 Note 2—Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of U.S. Regulation S-X. The unaudited pro forma condensed combined balance sheet was prepared using the historical balance sheets of Diebold as of September 30, 2015 and Wincor Nixdorf as of June 30, 2015 and assumes the proposed Business Combination occurred on September 30, 2015. Wincor Nixdorf AG’s fiscal year ends on September 30 and Diebold’s fiscal year ends on December 31. The pro forma condensed combined financial information has been prepared utilizing periods that differ by less than 93 days, as permitted by SEC rules and regulations. The unaudited pro forma condensed combined statements of operations were prepared using:

•	the historical unaudited statement of income of Diebold for the nine months ended September 30, 2015;

•	the historical audited statement of income of Diebold for the year ended December 31, 2014;

•	the historical unaudited consolidated statement of income of Wincor Nixdorf AG for the nine months ended June 30, 2015; and

•	the historical audited consolidated statement of income of Wincor Nixdorf AG for the year ended September 30, 2014.

Diebold’s historical audited and unaudited financial statements were prepared in accordance with U.S. GAAP and presented in millions of U.S. dollars. The historical financial information of Diebold has been adjusted to give effect to the disposition of its electronic security business. Wincor Nixdorf’s historical audited and unaudited financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of euros. The historical Wincor Nixdorf AG financial statements included within the unaudited pro forma condensed combined balance sheet and statements of income have been rounded to millions, and certain reclassifications were made to align Wincor Nixdorf AG’s financial statement presentation with that of Diebold. Wincor Nixdorf’s historical audited and unaudited financial statements were reconciled to U.S. GAAP, and the IFRS to U.S. GAAP adjustments are reflected in the “Wincor Nixdorf U.S. GAAP Adjustments” column as presented above and discussed in the accompanying notes. Wincor Nixdorf’s historical audited and unaudited financial statements, IFRS to U.S. GAAP adjustments and pro forma adjustments were translated from euros to U.S. dollars using the period-end rate of $1.1181 per euro for the unaudited pro forma condensed combined balance sheet as of June 30, 2015 and the historical average rates, during the nine months ended June 30, 2015 and the year ended September 30, 2014, of $1.1609 and $1.3570 per euro, respectively, for the unaudited pro forma condensed combined statements of operations.

The proposed Business Combination of Diebold and Wincor Nixdorf will be accounted for using the acquisition method of accounting under the provisions of ASC 805, with Diebold representing the accounting acquirer under this guidance. Accordingly, the historical consolidated financial statements have been adjusted to give effect to the impact of the Offer Consideration paid in connection with the Business Combination. In the unaudited pro forma condensed combined balance sheet, Diebold’s cost to acquire Wincor Nixdorf AG has been allocated to the assets acquired and liabilities assumed based upon management’s preliminary estimate of what their respective fair values would be as of the date of the Business Combination. The pro forma adjustments are preliminary and are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes herein. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Under ASC 805, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For purposes of the pro forma information presented herein, the fair value of Wincor Nixdorf’s identifiable tangible and intangible assets acquired and liabilities assumed is based on a preliminary estimate of fair value. Any excess of the purchase price over the fair value of identified tangible and intangible assets acquired and liabilities assumed will be recognized as goodwill. Certain current market based assumptions were used which will be updated upon completion of the combination. Management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for definitive measurement. In addition, a preliminary review of IFRS to U.S. GAAP differences and related accounting policies has been completed based on information made available to date. However, following the consummation of the Business Combination, management will conduct a final review. As a result of that review, management may identify differences that, when finalized, could have a material impact on the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined statements of operations also include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results, such as increased amortization expense on acquired intangible assets. The unaudited pro forma condensed combined statements of operations do not include the impacts of any revenue, cost or other operating synergies that may result from the Business Combination or any related restructuring costs that may be contemplated. Diebold and Wincor Nixdorf have just recently begun collecting information in order to formulate detailed integration plans to deliver planned synergies. However, at this time, the status of the integration plans is too uncertain to include in the pro forma financial statements.

12.2.1 Financing Arrangement

On November 23, 2015, Diebold entered into financing arrangements, the funding under which is conditioned upon the closing of the Exchange Offer (“Business Combination Financing”) and the proceeds of which are expected to be used a) to finance a portion of the cash consideration of the purchase price to be paid in exchange for Wincor Nixdorf Ordinary Shares pursuant to the Business Combination Agreement, b) to refinance a portion of Diebold’s outstanding indebtedness and c) to refinance Wincor Nixdorf’s outstanding indebtedness at the time of closing. Upon closing of the Exchange Offer, Diebold expects outstanding borrowings under the Business Combination Financing and the replacement credit facility (which it entered into on December 23, 2015 to refinance outstanding indebtedness under its existing $230.0 million term loan A senior unsecured credit facility (“Existing Term Loan A”)) to be approximately $2,280.0 million. The committed Business Combination

Financing of $2,050.0 million is comprised of senior secured term loans and an unsecured bridge loan (which is expected to be replaced by senior unsecured notes if issued and sold by Diebold prior to the Closing Date). The Business Combination Financing will bear varying interest rates as explained in the accompanying notes. Diebold may not be able to issue and sell any senior unsecured notes on favorable terms, if at all, and, if funded, replacement of the unsecured bridge loan may not be available on favorable terms, if at all.

12.3 Note 3—Electronic Security Business Disposition

On October 25, 2015, the company entered into a definitive Asset Purchase Agreement (purchase agreement) with a wholly owned subsidiary of Securitas AB (Securitas Electronic Security) to divest its electronic security business located in the United States and Canada for an aggregate purchase price of approximately $350.0 million in cash, 10.0 percent of which is contingent and payable over a twelve-month period beginning at closing based on the successful transition of certain customer relationships.

The closing purchase price is subject to a customary working capital adjustment. The purchase agreement provides for customary representations, warranties, covenants and agreements, including, among others, that each party will use commercially reasonable efforts to complete the transaction expeditiously.

The closing of the transaction occurred on February 1, 2016.

The company has also agreed to provide certain transition services to Securitas Electronic Security after the closing, including a $6.0 million credit for such services.

Due to the significance of the transaction, Diebold’s historical condensed consolidated balance sheet as of September 30, 2015 and historical condensed consolidated statements of income for the year ended December 31, 2014 and for the nine months ended September 30, 2015 have been adjusted to reflect the disposition of the electronic security business to Securitas Electronic Security. Additionally, as this probable disposition has not yet been reflected in the historical financial statements of Diebold, unaudited pro forma statements of operations have been provided within this Note 3 for the years ended December 31, 2013 and 2012 in order to provide pro forma presentation of the disposition for the three years presented in Diebold’s audited financial statements for the three years ended December 31, 2014. For pro forma purposes, the disposition is assumed to have occurred on September 30, 2015 for the condensed combined balance sheet and on January 1, 2012 for the condensed combined statements of operations. The following unaudited pro forma condensed combined balance sheet adjustments reflect the elimination of net assets and liabilities and the following unaudited pro forma condensed combined statements of operations adjustments reflect the elimination of sales, costs and expenses related to the electronic security business. The pro forma adjustments related to the disposition are preliminary and are based upon available information and certain assumptions which management believes are reasonable under the circumstances. For the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014, 2013 and 2012 and the nine months ended September 30, 2015, respectively, a statutory tax rate of 39.0 percent was applied as the disposition is predominately in North America. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Adjusted Balance Sheet for Electronic Security Business Disposition—As of September 30, 2015 (amounts in millions, except per share data)

	Historical Diebold as Reported	Disposition Adjustment	Diebold as Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$198.5	$344.0	$542.5
Short-term investments	99.2	—	99.2
Trade receivables, net	565.6	(78.9)	486.7
Inventories	420.6	(38.8)	381.8
Deferred income taxes	108.2	(1.9)	106.3
Prepaid expenses	24.1	(0.6)	23.5
Prepaid income taxes	42.2	—	42.2
Other current assets	149.8	(4.7)	145.1

Total current assets	1,608.2	219.1	1,827.3
Securities and other investments	82.2	—	82.2
Property, plant and equipment, net	177.0	(3.3)	173.7
Goodwill	197.4	(33.9)	163.5
Deferred income taxes	85.4	(8.0)	77.4
Finance lease receivables	44.6	—	44.6
Other intangible assets	65.2	—	65.2
Other assets	15.1	—	15.1

Total other assets, net	666.9	(45.2)	621.7

Total assets	$2,275.1	$173.9	$2,449.0

LIABILITIES AND EQUITY
Current liabilities:
Notes payable	$80.9	$—	$80.9
Accounts payable	283.9	(26.2)	257.7
Deferred revenue	231.7	(20.5)	211.2
Payroll and other benefits liabilities	81.0	(5.5)	75.5
Other current liabilities	289.0	(5.7)	283.3

Total current liabilities	966.5	(57.9)	908.6
Long-term debt,	618.3	—	618.3
Pensions and other benefits	198.2	—	198.2
Post-retirement and other benefits	20.9	—	20.9
Deferred income taxes	14.9	—	14.9
Other long-term liabilities	29.8	(0.1)	29.7
Commitments and contingencies	—	—	—

Equity:
Diebold, Incorporated shareholders’ equity
Preferred shares	—	—	—
Common shares	99.6	—	99.6
Additional paid-in capital	431.8	—	431.8
Retained earnings	747.0	231.9	978.9
Treasury shares	(560.2)	—	(560.2)
Accumulated other comprehensive items, net	(316.8)	—	(316.8)

Total Diebold, Incorporated shareholders’ equity	401.4	231.9	633.3
Noncontrolling interests	25.1	—	25.1

Total equity	426.5	231.9	658.4

Total liabilities and equity	$2,275.1	$173.9	$2,449.0

Adjusted Statement of Income for Electronic Security Business Disposition—For Year Ended December 31, 2014 (amounts in millions, except per share data)

	Historical Diebold as Reported	Disposition Adjustment	Diebold as Adjusted
Net sales
Services	$1,637.6	$(204.8)	$1,432.8
Products	1,413.4	(111.4)	1,302.0

	3,051.0	(316.2)	2,734.8

Cost of sales
Services	1,147.4	(172.6)	974.8
Products	1,124.3	(90.5)	1,033.8

	2,271.7	(263.1)	2,008.6

Gross profit	779.3	(53.1)	726.2

Selling and administrative expense	515.6	(37.2)	478.4
Research, development and engineering expense	93.6	—	93.6
Impairment of assets	2.1	—	2.1
Gain on sale of assets, net	(12.9)	—	(12.9)

	598.4	(37.2)	561.2

Operating profit (loss)	180.9	(15.9)	165.0
Other income (expense)
Investment income	34.5	—	34.5
Interest expense	(31.4)	—	(31.4)
Foreign exchange (loss) gain, net	(11.8)	—	(11.8)
Miscellaneous, net	(1.6)	—	(1.6)

Income before taxes	170.6	(15.9)	154.7
Income tax (benefit) expense	53.6	(6.2)	47.4

Net income (loss)	117.0	(9.7)	107.3
Net income (loss) attributable to noncontrolling interests	2.6	—	2.6

Net income (loss) attributable to Diebold, Incorporated	$114.4	$(9.7)	$104.7

Weighted Average Common Shares Outstanding—Basic	64.5		64.5
Weighted Average Common Shares Outstanding—Diluted	65.2		65.2

Earnings per Share—Basic	$1.77		$1.62
Earnings per Share—Diluted	$1.76		$1.61

Adjusted Statement of Income for Electronic Security Business Disposition—For Nine Months Ended September 30, 2015 (amounts in millions, except per share data)

	Historical Diebold as Reported	Disposition Adjustment	Diebold as Adjusted
Net sales
Services	$1,208.5	$(167.6)	$1,040.9
Products	861.3	(93.3)	768.0

	2,069.8	(260.9)	1,808.9

Cost of sales
Services	836.2	(136.8)	699.4
Products	703.5	(74.3)	629.2

	1,539.7	(211.1)	1,328.6

Gross profit	530.1	(49.8)	480.3

Selling and administrative expense	392.5	(29.3)	363.2
Research, development and engineering expense	66.2	—	66.2
Impairment of assets	18.9	—	18.9
Gain on sale of assets, net	(1.4)	—	(1.4)

	476.2	(29.3)	446.9

Operating profit (loss)	53.9	(20.5)	33.4
Other income (expense)			—
Investment income	20.6	—	20.6
Interest expense	(24.1)	—	(24.1)
Foreign exchange (loss) gain, net	(9.2)	—	(9.2)
Miscellaneous, net	(1.7)	—	(1.7)

Income before taxes	39.5	(20.5)	19.0
Income tax benefit	(1.7)	(8.0)	(9.7)

Net income (loss)	41.2	(12.5)	28.7
Net income (loss) attributable to noncontrolling interests	0.1	—	0.1

Net income (loss) attributable to Diebold, Incorporated	$41.1	$(12.5)	$28.6

Weighted Average Common Shares Outstanding—Basic	64.9		64.9
Weighted Average Common Shares Outstanding—Diluted	65.5		65.5

Earnings per Share—Basic	$0.63		$0.44
Earnings per Share—Diluted	$0.63		$0.44

The following statements of operations give effect to the disposition of the electronic securities business for the years ended December 31, 2013 and 2012, respectively. The adjusted statements of operations for Diebold have been included to reflect, on a pro forma basis, the disposition as a probable discontinued operation for the three most recent fiscal years presented in Diebold’s audited financial statements for the three fiscal years ended December 31, 2014.

Pro Forma Statement of Operations for Electronic Security Business Disposition—For Year Ended December 31, 2013 (amounts in millions, except per share data)

	Historical Diebold as Reported	Disposition Adjustment	Diebold as Adjusted
Net sales
Services	$1,637.1	$(216.3)	$1,420.8
Products	1,220.4	(58.6)	1,161.8

	2,857.5	(274.9)	2,582.6
Cost of sales
Services	1,222.7	(174.5)	1,048.2
Products	994.4	(46.1)	948.3

	2,217.1	(220.6)	1,996.5

Gross profit	640.4	(54.3)	586.1

Selling and administrative expense	596.7	(32.0)	564.7
Research, development and engineering expense	92.3	—	92.3
Impairment of assets	72.0	—	72.0
Gain on sale of assets, net	(2.4)	—	(2.4)

	758.6	(32.0)	726.6

Operating profit (loss)	(118.2)	(22.3)	(140.5)
Other income (expense)
Investment income	27.6	—	27.6
Interest expense	(29.2)	—	(29.2)
Foreign exchange (loss) gain, net	0.2	—	0.2
Miscellaneous, net	(0.2)	—	(0.2)

Income before taxes	(119.8)	(22.3)	(142.1)
Income tax expense	56.7	(8.7)	48.0

Net income (loss)	(176.5)	(13.6)	(190.1)
Net income (loss) attributable to noncontrolling interests	5.1	—	5.1

Net income (loss) attributable to Diebold, Incorporated	$(181.6)	$(13.6)	$(195.2)

Weighted Average Common Shares Outstanding—Basic	63.7		63.7
Weighted Average Common Shares Outstanding—Diluted	63.7		63.7

Earnings per Share—Basic	$(2.85)		$(3.06)
Earnings per Share—Diluted	$(2.85)		$(3.06)

Pro Forma Statement of Income for Electronic Security Business Disposition—For Year Ended December 31, 2012 (amounts in millions, except per share data)

	Historical Diebold as Reported	Disposition Adjustment	Diebold as Adjusted
Net sales
Services	$1,626.5	$(206.2)	$1,420.3
Products	1,365.2	(61.2)	1,304.0

	2,991.7	(267.4)	2,724.3
Cost of sales
Services	1,215.7	(171.9)	1,043.8
Products	1,046.4	(46.0)	1,000.4

	2,262.1	(217.9)	2,044.2

Gross profit	729.6	(49.5)	680.1

Selling and administrative expense	527.7	(26.5)	501.2
Research, development and engineering expense	85.9	—	85.9
Impairment of assets	15.8	—	15.8
Gain on sale of assets, net	(1.2)	—	(1.2)

	628.2	(26.5)	601.7

Operating profit (loss)	101.4	(23.0)	78.4
Other income (expense)
Investment income	37.6	—	37.6
Interest expense	(30.3)	—	(30.3)
Foreign exchange (loss) gain, net	2.7	—	2.7
Miscellaneous, net	(0.5)	—	(0.5)

Income before taxes	110.9	(23.0)	87.9
Income tax expense	28.2	(9.0)	19.2

Net income (loss)	82.7	(14.0)	68.7
Net income (loss) attributable to noncontrolling interests	5.9	—	5.9

Net income (loss) attributable to Diebold, Incorporated	$76.8	$(14.0)	$62.8

Weighted Average Common Shares Outstanding—Basic	63.1		63.1
Weighted Average Common Shares Outstanding—Diluted	63.9		63.9

Earnings per Share—Basic	$1.22		$1.00
Earnings per Share—Diluted	$1.20		$0.98

12.4 Note 4—Reclassifications

Historical Wincor Nixdorf financial statements included within the unaudited pro forma condensed combined financial information have been rounded from thousands to millions and converted from euro to U.S. dollars using the period-end rate of $1.1181 per euro for the unaudited pro forma condensed combined balance sheet as of June 30, 2015 and the historical average rates, during the nine months ended June 30, 2015 and the year ended September 30, 2014, of $1.1609 and $1.3570 per euro, respectively, for the unaudited pro forma condensed combined statements of operations. In addition, certain balances presented in the historical Wincor Nixdorf financial statements included within the unaudited pro forma condensed combined financial information have been reclassified to conform the presentation to that of Diebold as indicated in the tables below:

Balance Sheet as of June 30, 2015

Item	Amount (In US$M)	Presentation in Wincor Nixdorf’s IFRS Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
Receivables from related companies	$7.0	Receivables from related companies	Other current assets
Finance lease receivables	$5.0	Trade receivables	Finance lease receivables
Trade receivables	$0.1	Trade receivables	Other assets
Reworkable service parts	$28.5	Reworkable service parts	Inventories
Investments accounted for using the equity method	$2.7	Investments accounted for using the equity method	Securities and other investments
Goodwill	$377.0	Intangible assets	Goodwill
Acquired intangibles	$19.9	Intangible assets	Other intangible assets
Current income tax liabilities	$37.8	Current income tax liabilities	Other current liabilities
Liabilities to related companies	$2.1	Liabilities to related companies	Other current liabilities
Advance payables	$46.9	Advance payables	Deferred revenue
Financial liabilities (current)	$118.2	Financial liabilities (current)	Notes payable
Payroll and other benefits liabilities	$63.5	Other accruals (current)	Payroll and other benefits liabilities
Other current liabilities	$92.6	Other accruals (current)	Other current liabilities
Payroll and other benefits liabilities	$31.0	Other current liabilities	Payroll and other benefits liabilities
Deferred revenue	$146.7	Other current liabilities	Deferred revenue
Trade payables	$0.1	Trade payables	Other long-term liabilities
Financial liabilities (noncurrent)	$79.1	Financial liabilities (noncurrent)	Long-term debt
Post-retirement and other benefits	$13.7	Other accruals (noncurrent)	Post-retirement and other benefits
Commitments and contingencies	$13.0	Other accruals (noncurrent)	Commitments and contingencies
Accruals for pensions and similar commitments	$87.4	Accruals for pensions and similar commitments	Pensions and other benefits
Subscribed capital of Wincor Nixdorf AG	$37.0	Subscribed capital of Wincor Nixdorf AG	Common shares
Other components of equity	$54.8	Other components of equity	Accumulated other comprehensive items, net

Statement of Income for the Year Ended September 30, 2014

Item	Amount (In US$M)	Presentation in Wincor Nixdorf’s IFRS Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
Net sales—Services	$1,598.7	Net sales	Net sales—Services
Net sales—Products	$1,752.3	Net sales	Net sales—Products
Cost of sales—Services	$1,317.5	Cost of sales	Cost of sales—Services
Cost of sales—Products	$1,295.6	Cost of sales	Cost of sales—Products
Selling and administrative expense	$(0.1)	Other operating (income) expense	Selling and administrative expense
Gain on sale of assets, net	$(34.9)	Other operating (income) expense	Gain on sale of assets, net
Results from equity accounted investments	$1.8	Results from equity accounted investments	Investment income
Investment income	$0.2	Finance income	Investment income
Interest expense	$1.2	Finance income	Interest expense
Finance costs	$(13.0)	Finance costs	Interest expense

Statement of Income for the Nine Months Ended June 30, 2015

Item	Amount (In US$M)	Presentation in Wincor Nixdorf’s IFRS Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Information
Net sales—Services	$1,075.2	Net sales	Net sales—Services
Net sales—Products	$977.4	Net sales	Net sales—Products
Cost of sales—Services	$898.7	Cost of sales	Cost of sales—Services
Cost of sales—Products	$751.7	Cost of sales	Cost of sales—Products
Results from equity accounted investments	$1.3	Results from equity accounted investments	Investment income
Investment income	$0.3	Finance income	Investment income
Interest expense	$0.9	Finance income	Interest expense
Finance costs	$(6.8)	Finance costs	Interest expense

12.5 Note 5—Purchase Price

Under the terms of the Exchange Offer, Wincor Nixdorf shareholders who validly tender their shares, and do not properly withdraw, will be entitled to receive the Offer Consideration in cash and common shares of Diebold that is the equivalent of €49.78 or $53.99 for each Wincor Nixdorf Ordinary Share (based on the closing price per share of Diebold Common Shares of $26.99 on January 26, 2016). The estimated purchase price reflected in the unaudited pro forma condensed combined financial information assumes all outstanding Wincor Nixdorf Ordinary Shares are validly tendered in the Exchange Offer and their holders receive the Offer Consideration. As discussed under “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions,” it is possible that Wincor Nixdorf shareholders who do not tender their shares in the Exchange Offer may receive a different form and amount of consideration and may receive consideration on different dates.

For the purpose of preparing the accompanying unaudited pro forma condensed combined balance sheet as of September 30, 2015, the preliminary estimate of the purchase price was calculated as follows (amounts in millions, except share data):

Wincor Nixdorf shares issued and outstanding prior to the closing of the business combination agreement(1)	29,816,211

Closing price per share of Diebold common stock on January 26, 2016	$26.99
Closing Date exchange ratio	0.434

Equity consideration per share in U.S. dollars	$11.71

Cash per share portion of the purchase consideration	€38.98
Euro to US dollar exchange rate as of January 26, 2016	1.0845

Cash consideration per share in U.S. dollars	$42.27

Fair value of cash portion of the purchase consideration in U.S. dollars(2)	$1,260.4
Fair value of equity portion of the purchase consideration in U.S. dollars(3)	349.3

Total estimated purchase price in U.S. dollars	$1,609.7

(1)	In accordance with the exchange offer document, each Wincor Nixdorf Ordinary Share is subject to the Exchange Offer. Wincor Nixdorf has committed, by way of a non-tender agreement, not to tender or otherwise dispose of its treasury shares. As of January 26, 2016, 29,816,211 Wincor Nixdorf Ordinary Shares were outstanding.

(2)	The fair value of cash portion of the purchase consideration in U.S. dollars is calculated as follows (amounts in millions, except share data):

Cash consideration per share of Wincor Nixdorf common stock	$42.27
Wincor Nixdorf shares issued and outstanding prior to the closing of the Business Combination Agreement	29,816,211

Total cash portion of the purchase consideration	$1,260.4

(3)	Assumes all outstanding Wincor Nixdorf shares are validly tendered in the Offer. The fair value of equity portion of the purchase consideration in U.S. dollars is calculated as follows (amounts in millions, except share data):

Wincor Nixdorf shares issued and outstanding prior to the closing of the business combination agreement	29,816,211
Closing price per Diebold Common shares on January 26, 2016	$26.99
Closing Date exchange ratio	0.434

Equity consideration per share in U.S. dollars	11.71

Total equity portion of the purchase consideration	$349.3

The estimated consideration expected to be paid reflected in the unaudited pro forma condensed combined financial information does not purport to represent what the actual consideration paid will be when the Exchange Offer closes or what, if any, consideration Diebold may pay to acquire Wincor Nixdorf Ordinary Shares following the close of the Exchange Offer in a Post-Completion Reorganization, as discussed under “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions.” In accordance with ASC 805, the fair value of equity securities issued as part of the consideration paid will be measured on the Closing Date of the Exchange Offer at the then-current market price. This requirement will likely result in a per-share equity component different from the $26.99 assumed in the unaudited pro forma condensed combined financial information and the difference may be material. Diebold believes that an increase or decrease of 25 percent in the market price of Diebold’s common shares on the Closing Date of the Exchange Offer as compared to the market price of Diebold’s common shares assumed for the purposes of the unaudited pro forma condensed combined financial information is possible based upon the recent history of the market price of Diebold’s common shares. This amount was derived based on historical volatility of Diebold’s common shares and is not indicative of Diebold’s expectation for future share price performance. A change of this magnitude would increase or decrease the purchase price by approximately $87.3 million, which would result in a corresponding increase or decrease to goodwill in the unaudited pro forma condensed combined financial information. Similarly, a 10 percent change in the Euro to U.S. Dollar exchange rate at the Closing Date of the Exchange Offer would increase or decrease the purchase price by approximately $126.0 million, which would also result in a corresponding increase or decrease to goodwill in the unaudited pro forma condensed combined financial information.

The following is a summary of the preliminary allocation of the above purchase price as reflected in the unaudited pro forma condensed combined balance sheet as of September 30, 2015 (amounts in millions):

Total purchase price	$1,609.7
Recognized amounts of identifiable assets acquired and liabilities assumed
Net book value of assets acquired	$467.1
Write-off of preexisting Wincor Nixdorf goodwill and intangible assets	393.6

Adjusted net book value of assets acquired	73.5
Identifiable intangible assets at fair value	904.1
Increase inventory to fair value	61.5
Decrease deferred revenue to fair value	32.0
Deferred tax adjustments	(265.9)

Fair value of assets & liabilities assumed excluding goodwill	805.2

Total goodwill	$804.5

The goodwill balance is primarily attributed to the assembled workforce, expanded market opportunities and cost and other operating synergies anticipated upon the integration of the operations of Diebold and Wincor Nixdorf. See Note 8 for a discussion of the methods used to determine the fair value of Wincor Nixdorf’s identifiable assets.

12.6 Note 6—IFRS to US GAAP Adjustments

(a)	Reflects adjustment to reverse certain research and development costs capitalized for hardware/fixed assets as a result of the application of U.S. GAAP. In accordance with IFRS, certain development costs can be capitalized for hardware/fixed assets which otherwise would be expensed under U.S. GAAP. The adjustment to the unaudited pro forma condensed combined balance sheet consists of a reduction in other intangible assets and its corresponding deferred tax liability, which resulted in a decrease to retained earnings. The adjustment to the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2015 consists of an increase to research, development and engineering expense and a reduction to income tax expense. These costs were incurred during the nine months ended September 30, 2015; and therefore, no costs were incurred during the year ended December 31, 2014.

Unaudited Pro Forma Balance Sheet Adjustments

Adjustment (in millions)
Other intangible assets	$(3.3)
Deferred income taxes	$(1.0)
Retained earnings	$(2.3)

Unaudited Pro Forma Statements of Income Adjustments—Nine Months ended June 30, 2015

Adjustment (in millions)
Research, development and engineering expense	$3.3
Income tax benefit	$(1.0)

(b)

Reflects adjustments to reverse accrued expenses for onerous contracts in which Wincor Nixdorf has recorded a provision on contracts for which the unavoidable costs of meeting the contractual obligations exceed the economic benefits expected to be received. Under U.S. GAAP, losses on firmly committed executory contracts typically are not recognized. The adjustment to the unaudited pro forma condensed combined balance sheet consists of a reduction in other current liabilities, a decrease to the corresponding deferred tax asset and an increase in a deferred tax liability, which resulted in the increase of retained earnings. The adjustment to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 consists of an increase to cost of sales—products and a reduction to income tax expense. The adjustment to the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2015 consists of a decrease to cost of sales—products and an increase to income tax expense.

Unaudited Pro Forma Balance Sheet Adjustments

Adjustment (in millions)
Deferred income taxes (asset)	$(1.9)
Other current liabilities	$(9.3)
Deferred income taxes (liability)	$0.9
Retained earnings	$6.5

Unaudited Pro Forma Statements of Income Adjustments—Year ended September 30, 2014

Adjustment (in millions)
Cost of sales—products	$1.3
Income tax expense	$(0.4)

Unaudited Pro Forma Statements of Income Adjustments—Nine Months ended June 30, 2015

Adjustment (in millions)
Cost of sales—products	$(5.7)
Income tax expense	$1.7

(c)	Reflects adjustments to reverse the impact of the discounting of long-term provisions as acceptable under IFRS, U.S. GAAP only allows the discounting of long-term provision when the aggregate amount of the liability and the timing of cash payments for the liability are fixed or determinable. The adjustment to the unaudited pro forma condensed combined balance sheet consists of an increase to other long-term liabilities and a reduction to the corresponding deferred tax liability, which resulted in the decrease of retained earnings. The adjustment to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 consists of a decrease to interest expense and an increase to income tax expense.

Unaudited Pro Forma Balance Sheet Adjustments

Adjustment (in millions)
Other long-term liabilities	$0.6
Deferred income taxes (liability)	$(0.2)
Retained earnings	$(0.4)

Unaudited Pro Forma Statements of Income Adjustments—Year ended September 30, 2014

Adjustment (in millions)
Interest expense	$0.6
Income tax expense	$0.2

(d)	Reflects adjustments to the presentation of deferred income taxes as a result of the application of U.S. GAAP. In accordance with IFRS, on a jurisdictional basis, all deferred tax assets, (“DTAs)”, and deferred tax liabilities (“DTLs)”, are netted together, and the net DTA or DTL is recorded on the balance sheet as a noncurrent DTA or DTL, respectively. Under U.S. GAAP, jurisdictional netting of DTAs and DTLs are performed on a current versus noncurrent basis. The following table reflects the adjustments to current and noncurrent DTAs and DTLs as a result of the application of U.S. GAAP.

Unaudited Pro Forma Balance Sheet Adjustments

	Adjustment (in millions)	Balance Sheet Classification
Current deferred tax assets	$42.3	Other current assets
Long-term deferred tax assets	$(33.2)	Deferred income taxes (asset)
Long-term deferred tax assets	$10.3	Other assets (noncurrent)
Current deferred tax liabilities	$0.2	Other current liabilities
Long-term deferred tax liabilities	$16.6	Deferred income taxes (liability)
Uncertain tax position liability	$2.6	Other current liabilities

(e)	Reflects the reversal of interest and the expected return on plan assets related to Wincor Nixdorf’s pension plan out of finance income/costs and allocated as a component of employee benefit cost to the following financial statement line items:

Unaudited Pro Forma Statements of Income Adjustments—Year ended September 30, 2014

Adjustment (in millions)
Cost of sales—products	$0.4
Selling and administrative expense	$2.2
Research, development and engineering expense	$0.2
Interest expense	$2.8

Unaudited Pro Forma Statements of Income Adjustments—Nine Months ended June 30, 2015

Adjustment (in millions)
Cost of sales—products	$0.2
Selling and administrative expense	$0.9
Research, development and engineering expense	$0.1
Interest expense	$1.2

(f)	Reflects an increase in pension expense related to an updated actuarial valuation prepared in accordance with U.S. GAAP. The difference between Wincor Nixdorf’s historical valuations under IFRS compared to U.S. GAAP is the classification of actuarial gains/losses from other comprehensive income to expense where the amount is above a 10 percent corridor. The adjustment is reflected in the following financial statement line items:

Unaudited Pro Forma Statements of Income Adjustments—Year ended September 30, 2014

Adjustment (in millions)
Research, development and engineering expense	$0.2

Unaudited Pro Forma Statements of Income Adjustments—Nine Months ended June 30, 2015

Adjustment (in millions)
Cost of sales—products	$0.2
Selling and administrative expense	$1.1
Research, development and engineering expense	$0.1

12.7 Note 7—Conforming Accounting Policies

At this time, except for the adjustments noted in Note 6 to restate the financial statements of Wincor Nixdorf previously issued under IFRS to be consistent with U.S. GAAP and Note 3 to reclassify certain balances presented in the historical financial statements of Wincor Nixdorf to conform their presentation to that of Diebold, Diebold is not aware of any material differences between the accounting policies of the two companies that would continue to exist subsequent to the application of purchase accounting. Following the consummation of the Exchange Offer, Diebold will conduct a more detailed review of Wincor Nixdorf’s accounting policies in an effort to determine if differences in accounting policies require further reclassification of Wincor Nixdorf’s results of operations or reclassification of assets or liabilities to conform to Diebold’s accounting policies and classifications. As a result, Diebold may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial information.

12.8 Note 8—Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

Purchase Accounting Adjustments:

(a)	Reflects $1,260.4 million, which represents the cash portion of the purchase price paid to Wincor Nixdorf common shareholders as calculated in Note 5.

(b)	Reflects adjustments to trade receivables of $(2.1) million and accounts payable of $(2.1) million for the elimination of intercompany activities between Diebold and Wincor Nixdorf.

(c)	Reflects an increase in book value for Wincor Nixdorf’s inventory balances of $61.5 million to reflect the estimated fair value of inventory, estimates of selling price, less cost to sell. The fair value estimate of inventory is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). This preliminary fair value estimate could include assets that are not intended to be used, may be sold or are intended to be used in a manner other than their best use. For purposes of the accompanying unaudited pro forma condensed combined financial information, it is assumed that all assets will be used in a manner that represents its highest and best use. The final fair value determination for inventories may differ from this preliminary determination.

(d)	Goodwill is calculated as the difference between the fair value of the consideration paid and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. See Note 5 for the calculation of the amount of preliminary goodwill recognized in connection with the Business Combination.

(e)	Reflects identifiable intangible assets expected to be recognized in connection with the Business Combination consisting of the following (amounts in millions):

Description	Estimated Fair Value	Balance Sheet Classification
Customer relationships—Software	$404.9	Other intangible assets
Customer relationships—Systems / Services	325.3	Other intangible assets
Technology—Software	67.3	Other intangible assets
Technology—Systems	61.7	Other intangible assets
Trade name—Wincor Nixdorf	44.9	Other intangible assets

Total identifiable intangible assets	$904.1

The fair value of the customer relationships intangible asset was valued using a multi-period excess earnings method, a form of the income approach, which incorporates the estimated future cash flows to be generated from Wincor Nixdorf’s existing customer base. Excess earnings are the earnings remaining after deducting the market rates of return on the estimated values of contributory assets, including debt-free net working capital, tangible assets, and other identifiable intangible assets. The excess earnings are thereby calculated for each year of a multi-year projection period and discounted to present value. Accordingly, the primary components of this method consist of the determination of excess earnings and an appropriate rate of return. The Wincor Nixdorf trade name and developed technology was valued using the relief from royalty method under the income approach, which estimates the cost savings generated by a company related to the ownership of an asset for which it would otherwise have had to pay royalties or license fees on revenues earned through the use of the asset. The discount rate used is determined at the time of measurement based on an analysis of the implied internal rate of return of the transaction, weighted average cost of capital and weighted average return on assets.

The fair value estimate for all identifiable intangible assets is preliminary and is based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). This preliminary fair value estimate could include assets that are not intended to be used, may be sold or are intended to be used in a manner other than their best use. For purposes of the accompanying unaudited pro forma condensed combined financial information, it is assumed that all assets will be used in a manner that represents their highest and best use. The final fair value determination for identifiable intangibles may differ from this preliminary determination.

(f)	Reflects the fair value adjustment to deferred revenue of $(32.0) million acquired from Wincor Nixdorf. The fair value of deferred revenue represents an amount equivalent to the estimated cost plus a reasonable profit margin to perform services based on deferred revenue balances of Wincor Nixdorf as of September 30, 2015. The fair value adjustment to deferred revenue will reduce revenues during a period of time following the Business Combination; however, this adjustment has not been included in the pro forma condensed combined statement of operations, because the reduction in revenue is non-recurring in nature.

(g)	Reflects the adjustments to record an increase to deferred income tax liabilities of $265.9 million resulting from pro forma fair value adjustments for the assets acquired and liabilities assumed.

This estimate of deferred taxes was determined based on the changes in the book basis of the net assets to be acquired compared to the historical basis reflected in Wincor Nixdorf’s financial statements using a blended statutory tax rate of 29.0 percent. Adjustments to established deferred tax assets and liabilities due to refined determination of statutory rates as well as the recognition of additional deferred tax assets and liabilities upon detailed analysis of the acquired assets and assumed liabilities may occur in conjunction with the finalization of the purchase accounting and these items could be material.

(h)	Reflects an adjustment of $(467.1) million to eliminate Wincor Nixdorf’s historical shareholders’ equity, which represents the historical book value of Wincor Nixdorf’s net assets, as a result of the application of purchase accounting.

Reflects adjustments of $16.2 million and $333.1 million to common shares and additional paid-in capital, respectively, to reflect the issuance of 12,940,236 shares of Diebold Common Shares with a par value of $1.25 per share to satisfy the equity portion of the Offer Consideration pursuant to the business combination agreement, assuming a closing price of Diebold’s common shares on NYSE on January 26, 2016 of $26.99 per share (refer to Note 5).

Financing Adjustments:

(i)	The adjustment to cash and cash equivalents reflects the expected refinancing of Wincor Nixdorf’s outstanding indebtedness at the time of closing ($197.3 million as of June 30, 2015) and the refinancing of a portion of Diebold’s existing indebtedness ($682.6 million as of September 30, 2015); and the payment of a $4.7 million make-whole premium and estimated financing costs of $60.8 million, net of $2,280.0 million of new debt financing. The new debt financing is expected to consist of (a) $2,050.0 million in committed Business Combination Financing in the form of (i) senior secured delayed draw term A loan for $250.0 million, (ii) senior secured term B loan for $1,300.0 million (which assumes the completion of the sale of Diebold’s electronic security business), and (iii) an unsecured bridge loan of $500.0 million (which is expected to be replaced with senior unsecured notes issued and sold by Diebold prior to the Closing Date), (b) $230.0 million of refinanced Existing Term Loan A and (c) $520.0 million of undrawn commitments under a replacement revolving facility. In addition, an adjustment of $58.0 million to other assets reflects the removal of historical Diebold deferred financing costs of $2.8 million plus the incurrence of additional estimated deferred financings costs of $60.8 million. The adjustment to notes payable of $152.1 million reflects the repayment of $118.2 million of Wincor Nixdorf and $70.9 million of Diebold outstanding short-term indebtedness offset by $37.0 million of the new debt financing expected to be repaid within one year. The adjustment to long-term debt reflects the repayment of $79.1 million of Wincor Nixdorf and $611.7 million of Diebold outstanding indebtedness and the addition of $2,243.0 million of the long-term portion of the new debt financing. The remaining amount of the debt financing at the time of closing, approximately $152.5 million, is expected to be used (a) to pay estimated financing costs of $60.8 million which include bank fees, financial advisory and other professional fees that are expected to be reflected as deferred financing costs in our consolidated financial statements and (b) to fund general corporate purposes. In addition, an adjustment of $7.5 million to retained earnings reflects the removal of historical Diebold deferred financing cost of $2.8 million and the payment of the make-whole premium of $4.7 million.

12.9 Note 9—Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments

Purchase Accounting Adjustments:

(a)	Reflects adjustments to service and product sales and cost of sales for the elimination of intercompany activities between Diebold and Wincor Nixdorf for the year ended December 31, 2014 and the nine months ended September 30, 2015 as follows (amounts in millions):

	For the year ended December 31, 2014	For the nine months ended September 30, 2015
Sales
Services	$(1.8)	$(6.0)
Products	$(0.2)	$(0.2)

Cost of sales
Services	$(0.7)	$(1.4)
Products	$(0.1)	$(0.1)

(b)	Reflects an adjustment to products cost of sales of $61.5 million for the year ended December 31, 2014, which represents the fair value inventory adjustment based upon the anticipated inventory turnover.
(c)

Reflects adjustments of $87.3 million and $66.4 million for the year ended December 31, 2014 and the nine months ended September 30, 2015, respectively, which represents an increase to amortization expense related to the fair value of identified intangible assets with definite lives. The following table shows the pre-tax impact on the impacted financial statement line items (amounts in millions, except for useful life data):

			Amortization Expense
Description	Estimated Useful Life	Estimated Fair Value	Year Ended December 31, 2014	Nine Months Ended September 30, 2015
Technology—Software	5	$67.3	$13.5	$10.1
Technology—Systems	5	$61.7	12.3	9.2

Amortization expense			25.8	19.3
Less: Wincor Nixdorf historical amortization in product cost of sales			(7.3)	(5.0)

Additional amortization expense to product cost of sales			$18.5	$14.3

Customer relationships—Systems / Services	10	$325.3	$32.5	$24.4
Customer relationships—Software	14	$404.9	28.9	21.7
Trade name—Wincor Nixdorf	4	$44.9	11.2	8.4

Amortization expense			72.6	54.5
Less: Wincor Nixdorf historical amortization in selling and administrative expense			(3.1)	(2.0)

Additional amortization expense to selling and administrative expense			$69.5	$52.5

Elimination of historical amortization expense within research, development and engineering expense			$(0.7)	$(0.4)

Total step up in amortization expense			$87.3	$66.4

Preliminary estimated future amortization expense, based upon Diebold’s newly acquired intangible assets at September 30, 2015, is as follows (amounts in millions):

Year ending December 31,	Amount
Remaining 2015	$24.6
2016	98.4
2017	98.4
2018	98.4
2019	98.4
Thereafter	485.9

Total	$904.1

(d)	Reflects an adjustment to selling and administrative expense of $(2.1) million for the nine months ended September 30, 2015, which represents the elimination of direct and incremental advisory, legal and accounting expenses incurred by both Diebold and Wincor Nixdorf as a result of the Business Combination, which are not expected to have a continuing impact on the results of operations. There were no direct and incremental advisory, legal and accounting expenses incurred by Diebold or Wincor Nixdorf for the years ended December 31, 2014 and September 30, 2014, respectively.

(e)	Reflects adjustments to income tax expense of $(43.4) million and $(20.1) million for the year ended December 31, 2014 and nine months ended September 30, 2015, respectively, to reflect the tax effect of the pro forma adjustments based on an estimated blended statutory tax rate of 29.0 percent. Because the tax rate used for these pro forma financial statements is an estimate, it will likely vary from the effective rate in periods subsequent to the completion of the Business Combination and those differences may be material.

(f)	The weighted average shares outstanding used to compute basic and diluted net earnings per share for the year ended December 31, 2014 and the nine months ended September 30, 2015 have been adjusted to give effect to the issuance of 12,940,236 Diebold Common Shares to satisfy the share portion of the Offer Consideration pursuant to the Business Combination Agreement (assuming a closing price of Diebold Common Shares on NYSE on November 20, 2015 of $37.51 per share) as if such issuances had occurred on January 1, 2014.

Financing Adjustments:

(g)	Reflects the following adjustments to interest expense resulting from the Business Combination Financing as well as the expected refinancing of Wincor Nixdorf’s outstanding indebtedness at the time of closing ($197.3 million as of June 30, 2015) and the refinancing of Diebold’s existing indebtedness ($682.6 million as of September 30, 2015) with a replacement credit facility. As a result of these financing activities, on the terms described below, the unaudited pro forma condensed combined statements of operations reflect: (i) increase to interest expense of $113.6 million and $84.4 million for the year ended December 31, 2014 and for the nine months ended September 30, 2015, respectively, reflecting estimated interest expense and commitment fees associated with the anticipated financing and replacement facilities referenced below, (ii) increase to interest expense reflecting amortization of estimated deferred financing costs and commitment fees of $10.5 million and $7.8 million for the year ended December 31, 2014 and for the nine months ended September 30, 2015, respectively, associated with the establishment of the anticipated financing and replacement facilities, and (iii) the elimination of $27.3 million and $20.4 million of estimated interest and amortization expense related to Wincor Nixdorf’s and Diebold’s existing indebtedness, respectively, for the year ended December 31, 2014 and for the nine months ended September 30, 2015, respectively, that are expected to be refinanced as part of the Business Combination. The following tables show the assumed interest expense, interest rates and terms of the anticipated financing and replacement facilities to be obtained by Diebold based on the terms of the Business Combination Financing at the prevailing rates at the date of filing (amounts in millions):

		For the Year Ended December 31, 2014
Anticipated Financing and Replacement Facilities	Anticipated Borrowings(i)	Interest Expense	Commitment Fee on Undrawn Portion	Deferred Cost Amortization(ii)	Total Increase to Interest Expense
Revolving Credit Facility	$—	$—	$1.3	$0.9	$2.2
Term Loan A	250.0	5.4	—	0.8	6.2
Term Loan B	1,300.0	59.8	—	5.3	65.1
Bridge Facility	500.0	43.4	—	1.5	44.9
Replacement Credit Facility (Existing Term Loan A)	230.0	5.0	—	0.7	5.7

	$2,280.0	$113.6	$1.3	$9.2	$124.1

		For the Nine Months Ended September 30, 2015
Anticipated Financing and Replacement Facilities		Interest Expense	Commitment Fee on Undrawn Portion	Deferred Cost Amortization(ii)	Total Increase to Interest Expense
Revolving Credit Facility		$—	$1.0	$0.6	$1.6
Term Loan A		4.1	—	0.6	4.7
Term Loan B		44.9	—	4.0	48.9
Bridge Facility		31.6	—	1.1	32.7
Replacement Credit Facility (Existing Term Loan A)		3.8	—	0.5	4.3

		$84.4	$1.0	$6.8	$92.2

(i)	Reflects allocation of debt as currently anticipated. The actual allocation of the type and amount and the terms of financing may differ from those set forth below.
(ii)	Represents the straight-line amortization (which approximates the effective interest method) of debt issuance costs and debt discount related to the notes offered hereby over a five year period for the Revolver & Term Loan A; seven year period for the Term Loan B; and eight year period for the bridge facility.

Anticipated Financing and Replacement Facilities	Interest Rate Index and Margin	Assumed Rate	Term (Years)
Revolving Credit Facility	LIBOR(i) + 2.00%	2.19%(iv)	5
Term Loan A	LIBOR(i) + 2.00%	2.19%	5
Term Loan B	LIBOR(ii) + 3.75%	4.50%	7
Bridge Facility	LIBOR + Various %(iii)	Various(iii)	8
Replacement Credit Facility (Existing Term Loan A)	LIBOR(i) + 2.00%	2.19%	5

(i)	LIBOR—One month London Interbank Offered Rate.
(ii)	LIBOR—One month London Interbank Offered Rate with a floor of 0.75%.
(iii)	It is expected that the borrowings under the bridge facility will bear interest at LIBOR with a floor of 1.00% plus a margin resulting in an interest rate starting at 7.75% that increases by 0.50% on a quarterly basis and is capped at 10.00%.
(iv)	Does not include the 0.25% commitment fee on the undrawn portion of the loan.

A 1/8th percent increase in the assumed rates would result in an aggregate increase to the above noted interest expense of $2.9 million and $2.2 million for the year ended December 31, 2014 and the nine months ended September 30, 2015, respectively.

(h)	Reflects adjustments to income tax expense of $(27.2) million and $(20.4) million for the year ended December 31, 2014 and nine months ended September 30, 2015, respectively, to reflect the tax effect of the financing adjustments based on an estimated blended statutory tax rate of 29.0 percent. Because the tax rate used for these pro forma financial statements is an estimate, it will likely vary from the effective rate in periods subsequent to the completion of the Business Combination and those differences may be material.

13. THE BUSINESS COMBINATION

13.1	Information About the Companies

13.1.1	Diebold

Diebold, Incorporated was incorporated under the laws of the State of Ohio in August 1876, succeeding a proprietorship established in 1859. Diebold believes it has evolved to become a leading provider of exceptional self-service innovation, security and services to financial, retail, commercial and other markets. Diebold has approximately 15,000 employees with business in more than 90 countries worldwide.

Diebold’s registered and principal executive offices are located at 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio 44720-8077, and its telephone number at that location is +1 (330) 490-4000.

13.1.2	Wincor Nixdorf

Wincor Nixdorf Aktiengesellschaft (“Wincor Nixdorf AG”), a German public stock corporation (Aktiengesellschaft), is incorporated under the laws of the Federal Republic of Germany. Wincor Nixdorf believes it is one of the world’s leading providers of IT solutions and services to retail banks and the retail industry. Drawing on a comprehensive portfolio of products and services, Wincor Nixdorf supports and optimizes its customers’ business processes, especially at the branch and store level. Wincor Nixdorf has approximately 9,000 employees worldwide.

Wincor Nixdorf’s registered and principal executive offices are located at 1 Heinz-Nixdorf-Ring, 33106 Paderborn, Germany, and its telephone number at that location is +49 (0) 5251 693-30.

13.2	Structure of the Business Combination

Following consummation of the Offer, Diebold intends to pursue a Post-Completion Reorganization to effect a Business Combination of Wincor Nixdorf and Diebold and to acquire any outstanding Wincor Nixdorf Ordinary Shares not tendered in the Offer. A Post-Completion Reorganization could either eliminate any minority shareholder interest in Wincor Nixdorf AG remaining after the Offer or allow Diebold to control Wincor Nixdorf to the greatest extent permissible. Whether Diebold pursues a Post-Completion Reorganization transaction following consummation of the Offer and the type of such transaction will depend on the percentage of Wincor Nixdorf Ordinary Shares acquired in the Offer and, to the extent legally permissible, in the open market. Post-Completion Reorganization transactions include a domination agreement (Beherrschungsvertrag) and/or a profit and loss transfer agreement (Gewinnabführungsvertrag), where minority shareholders remain outstanding, and squeeze-out transactions, where Diebold (directly or indirectly) acquires all Wincor Nixdorf Ordinary Shares owned by remaining Wincor Nixdorf minority shareholders for adequate compensation. Wincor Nixdorf shareholders located or resident in the United States will be permitted to participate in potential Post-Completion Reorganization transactions.

Diebold expects that it will be able to enter into a domination agreement and/or a profit and loss transfer agreement, which will effect a Business Combination of Wincor Nixdorf and Diebold by giving Diebold control over Wincor Nixdorf AG’s management and/or transferring Wincor Nixdorf’s profits to Diebold. For a more complete description of potential Post-Completion Reorganization measures, see “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions.”

On February 3, 2016 Diebold, Inc. and Diebold KGaA entered into a transaction agreement governing their relationship. In this transaction agreement Diebold undertakes to make the Offer on behalf of Diebold KGaA and to assure that the tendered Wincor Nixdorf Ordinary Shares are directly transferred to Diebold KGaA. In return, Diebold KGaA undertakes to indemnify and hold harmless Diebold for any costs and expenses associated in connection with the Offer. Further, Diebold KGaA commits to support Diebold in implementing the intentions of Diebold, Incl. regarding Wincor Nixdorf AG following settlement of the

Offer. In particular, Diebold KGaA undertakes to exercise voting and other membership rights of the acquired Wincor Nixdorf Ordinary Shares upon settlement of the Offer in accordance with the strategy followed by Diebold, Inc. regarding Wincor Nixdorf AG.

Upon settlement of the Offer, the Wincor Nixdorf Ordinary Shares validly tendered and not withdrawn will be transferred directly to Diebold KGaA without any prior acquisition or temporary purchase by Diebold, Incl. as bidder. Diebold, Inc., as bidder, will not acquire direct ownership of these shares in the course of settlement of the Offer. The following diagrams illustrate (1) the simplified current structure of Diebold and Wincor Nixdorf, (2) the simplified structure of Diebold and Wincor Nixdorf assuming that following the Offer Diebold holds at least 75 percent of Wincor Nixdorf AG’s voting share capital and Wincor Nixdorf and Diebold enter into a domination agreement, and (3) the simplified structure of Diebold and Wincor Nixdorf assuming that following the Offer Diebold holds (directly or indirectly) at least 95 percent of Wincor Nixdorf’s issued share capital and effects a corporate squeeze-out pursuant to Sections 327a et seq. of the German Stock Corporation Act (Aktiengesetz):

Pre-Combination Structure; the Offer

Potential Post-Combination Structures

Domination Agreement	Corporate Squeeze-Out

13.3	Background of the Business Combination

Our management regularly reviews strategic alternatives with a view of evaluating business opportunities in our industry.

The management board of Wincor Nixdorf AG and the board of directors of Diebold, Inc. continually review their respective companies’ results of operations and competitive positions in the industry in which they operate as well as strategic alternatives. In connection with these reviews, each of the senior management teams of Wincor Nixdorf and Diebold from time to time evaluates potential transactions that would further its strategic objectives, including by meeting periodically with the senior management of other companies in the industry, investment bankers and investors to discuss industry trends and opportunities to enhance shareholder value.

On March 2, 2015, after consultation with Diebold’s board of directors and discussions with Diebold’s financial advisors, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, and its outside legal advisors, Sullivan & Cromwell LLP, Mr. Andy Mattes, president and chief executive officer of Diebold, indicated in an in-person discussion in Munich, Germany with Mr. Eckard Heidloff, chief executive officer of Wincor Nixdorf, that Diebold would potentially be interested in exploring a strategic transaction with Wincor Nixdorf. On March 19, 2015, Mr. Mattes had a further in-person discussion in Dusseldorf, Germany with Mr. Heidloff about potential options for a strategic combination between Diebold and Wincor Nixdorf, though no specifics of any transaction structure or pricing were discussed. Following this approach of Wincor Nixdorf by Diebold, Mr. Heidloff and Mr. Mattes, as well as Dr. Jürgen Wunram, chief financial officer of Wincor Nixdorf, and Mr. Christopher Chapman, chief financial officer of Diebold, entered into high-level preliminary discussions on a potential business combination. In connection with these discussions, Wincor Nixdorf also consulted with its financial advisors, Goldman Sachs AG, and its outside legal advisors, Freshfields Bruckhaus Deringer LLP. To facilitate discussions between Wincor Nixdorf and Diebold, on March 27, 2015 Wincor Nixdorf and Diebold entered into a confidentiality agreement regarding the exchange of certain information between Wincor Nixdorf and Diebold. As part of the confidentiality agreement, Wincor Nixdorf and Diebold each agreed not to acquire or offer to acquire any securities of the other party for a period ending on the earlier of the date of execution of a definitive transaction agreement and twelve months from the date of the confidentiality agreement.

On March 29, 2015, meetings between Mr. Heidloff, Dr. Wunram, Mr. Mattes and Mr. Chapman, which were later joined by Dr. Alexander Dibelius, chairman of the Wincor Nixdorf supervisory board and Mr. Henry Wallace, chairman of the Diebold board of directors, took place in London to discuss the possibility of a potential business combination. However, due to deviating positions on certain essential aspects of a potential transaction, including the structure of such a transaction, during a telephone call on April 9, 2015 between Dr. Dibelius, Mr. Heidloff, and Dr. Wunram on behalf of Wincor Nixdorf and Mr. Wallace, Mr. Mattes, and Mr. Chapman on behalf of Diebold, Dr. Dibelius stated that Wincor Nixdorf did not want to pursue further these preliminary discussions. Mr. Wallace accepted this decision and noted that he may contact Dr. Dibelius again at a later point.

On April 23, 2015, during a regularly scheduled meeting of the Diebold board of directors, Mr. Mattes, Mr. Chapman and Diebold’s financial and legal advisors provided an update to the Diebold board of directors on the status of the discussions with Wincor Nixdorf. The Diebold board of directors discussed the developments and were supportive of Mr. Mattes’s intention to continue monitoring the situation and exploring the possibility of a Business Combination with Wincor Nixdorf. In early May 2015, Mr. Wallace requested a meeting with Dr. Dibelius, which took place in person on May 28, 2015, in London. On May 21, 2015, Diebold’s management and financial and legal advisors provided an update to Diebold’s board of directors about these developments in a telephonic update call.

In the May 28, 2015 meeting, Mr. Wallace indicated that Diebold was still interested in pursuing a potential combination and would be prepared to offer mixed cash-and-stock consideration per outstanding Wincor Nixdorf Ordinary Share, subject to further diligence. Dr. Dibelius indicated that Wincor Nixdorf would consider this internally and might make a counter-proposal. Following the meeting, Diebold’s and Wincor Nixdorf’s financial advisors discussed the potential transaction. After internal discussions of Wincor Nixdorf, the management board of Wincor Nixdorf, after consulting with Dr. Dibelius, decided on June 2, 2015 that any business combination in the structure of a takeover offer by Diebold to the shareholders of Wincor Nixdorf required a premium significantly above what Diebold had indicated. On June 3, 2015, in a telephone call between Dr. Dibelius and Mr. Wallace, Dr. Dibelius proposed an offer per outstanding Wincor Nixdorf Ordinary Share, which Mr. Wallace indicated was above the range Diebold would be prepared to offer. Based on the outcome of this call, the management board of Wincor Nixdorf decided not to negotiate with Diebold further at that juncture. Accordingly, following this call the members of the management board of Wincor Nixdorf had no further contact or discussions with representatives of Diebold.

On June 12, 2015, Diebold convened a telephonic conference call to update its board of directors. On this call Diebold’s financial advisors reviewed Wincor Nixdorf’s publicly available financial disclosure based upon their work to date with Wincor Nixdorf’s financial advisors. Following the telephonic board update call, Diebold instructed its financial advisors to contact the financial advisors of Wincor Nixdorf to request that a meeting be scheduled for Mr. Mattes and Dr. Dibelius. An in-person meeting between Mr. Mattes and Dr. Dibelius was arranged for June 19, 2015 in Frankfurt, Germany. In this meeting, Dr. Dibelius and Mr. Mattes engaged in high-level discussions regarding a potential combination, subject to due diligence, and Diebold’s intention to send to Wincor Nixdorf a written, non-binding indication of Diebold’s interest in a potential combination. Following this meeting, at the direction of the respective companies, Wincor Nixdorf’s financial advisors had discussions with Diebold’s financial advisors during which Wincor Nixdorf’s financial advisors elaborated on the valuation of Wincor Nixdorf and further aspects of a potential transaction. Dr. Dibelius and Mr. Mattes spoke again on June 26, 2015, this time on the telephone, when Mr. Mattes previewed for Dr. Dibelius the substance of a letter that Mr. Mattes intended to send to Mr. Heidloff.

On June 30, 2015, Mr. Mattes sent a letter to Mr. Heidloff expressing Diebold’s non-binding interest in a potential combination of the businesses of Wincor Nixdorf and Diebold to be implemented by means of a voluntary public takeover offer made by Diebold to all shareholders of Wincor Nixdorf. In its non-binding indication of interest, Diebold indicated that, based on the information available to Diebold as of that time, it would be willing and able to put forward an offer price in the range of between €45.00 and €50.00 per Wincor Nixdorf Ordinary Share, with such consideration being paid partly in cash and partly in newly issued Diebold Common Shares representing in the aggregate up to 19.99 percent of Diebold’s outstanding common shares. Later that same day, the management board of Wincor Nixdorf convened to discuss Diebold’s non-binding expression of interest. After due deliberation and consultation with representatives of its financial and legal advisors, the management board decided that the offer warranted further analysis.

In the days following that meeting, the management board of Wincor Nixdorf, together with Dr. Dibelius and representatives of Wincor Nixdorf’s financial and legal advisors, continued to assess Diebold’s offer, including its terms and conditions as well as the consequences of such a transaction for Wincor Nixdorf, its business operations, its shareholders, its employees and its other stakeholders. On July 10, 2015, the management board of Wincor Nixdorf concluded, based on this analysis, that Diebold’s proposal undervalued Wincor Nixdorf’s business, including the value that the management board of Wincor Nixdorf expected would be created by Wincor Nixdorf’s previously announced restructuring program, and, as a result, was not in the best interests of Wincor Nixdorf or its shareholders. In a letter dated July 10, 2015, Mr. Heidloff informed Mr. Mattes that Wincor Nixdorf believed that Wincor Nixdorf’s current strategy justified a cash offer price of at least €50.00 to €55.00 per outstanding Wincor Nixdorf Ordinary Share.

On July 16, 2015, Dr. Dibelius and Mr. Mattes had a telephone call to discuss Diebold’s June 30, 2015 non-binding indication of interest and Wincor Nixdorf’s July 10, 2015 response. Mr. Mattes discussed Diebold’s willingness, on a preliminary basis and subject to receipt of further diligence information, to revise the terms of its previous offer. On July 20, 2015, Dr. Dibelius informed Mr. Heidloff of his discussion with Mr. Mattes. During a regular meeting of the Diebold board of directors on July 24, 2015, Mr. Mattes provided an update about these developments, which were discussed by the Diebold board of directors, who were supportive of Mr. Mattes’s proposed next steps with respect to continued engagement with Wincor Nixdorf.

On July 30, 2015, the management board of Wincor Nixdorf, after due deliberation and consultation with representatives of its financial and legal advisors, decided that in light of Diebold’s indicated willingness to potentially revise the terms of its offer, it was reasonable to enter into further discussions with Diebold.

On August 6, 2015, at a meeting in Munich, Germany, Mr. Heidloff and Dr. Wunram of Wincor Nixdorf as well as Mr. Mattes and Mr. Chapman of Diebold discussed possible future organizational, governance and management structures of a combined Diebold and Wincor Nixdorf.

On August 7, 2015, a meeting of representatives of Wincor Nixdorf and Diebold took place in Munich, Germany. The participants of this meeting on behalf of Wincor Nixdorf were Mr. Heidloff, Dr. Wunram, Mr. Olaf Heyden, executive vice president, and Mr. Ulrich Näher, senior vice president, research and development. Mr. Mattes, Mr. Chapman, Mr. Stefan Merz, senior vice president, and Mr. Jonathan B. Leiken, general counsel, participated in the meeting on behalf of Diebold. In addition, representatives of Wincor Nixdorf’s financial and legal advisors as well as representatives of Diebold’s financial and legal advisors participated in the meeting. During the course of the meeting, both Wincor Nixdorf and Diebold gave presentations on their respective business operations and discussed the potential merits of combining the two companies’ operations. The parties also discussed the key next steps in evaluating and potentially pursuing a transaction, including reaching agreement on key commercial terms and conducting due diligence.

On August 11, 2015, the management board of Wincor Nixdorf met and, after consultation with representatives of its financial and legal advisors, discussed the outcome of the meeting with Diebold on August 7, 2015. After a lengthy discussion, the management board of Wincor Nixdorf decided that Wincor Nixdorf should continue to explore a potential business combination with Diebold. Also on August 11,

2015, following up on the calls Mr. Chapman and Mr. Merz had with Dr. Wunram following the August 7, 2015 meeting, Mr. Chapman and Mr. Merz sent Dr. Wunram a preliminary term sheet limited to an outline of Diebold’s positions regarding key commercial topics discussed by the parties. Dr. Wunram, Mr. Chapman and Mr. Merz continued their discussion of the key commercial topics on calls in the subsequent days.

On August 14, 2015, Dr. Wunram received a financial due diligence request list from Mr. Merz and, in addition to discussing the key commercial topics, discussed a framework for financial and commercial due diligence in a telephone call with Mr. Chapman and Mr. Merz later that day.

Representatives of Wincor Nixdorf and Diebold and their respective financial and legal advisors held various discussions over the next several weeks on the key commercial and legal terms of a potential transaction, including (i) the offer consideration and structure of the transaction, (ii) the key aspects of a potential future integration and business combination, including the potential organization, set up and locations of a combined business as well as (iii) the governance structure of a combined entity. In addition, merger control risks and the allocation of such risks were analyzed and discussed. In a telephone call between Mr. Heidloff and Mr. Mattes on September 7, 2015, it was agreed that the value of any offer consideration of cash and shares should amount to €52.50. In parallel to these discussions, Wincor Nixdorf and Diebold exchanged first working drafts of a non-binding term sheet regarding the potential transaction during the period between September 3 and September 12, 2015. In the course of these discussions, Wincor Nixdorf and Diebold reached preliminary agreements on various key terms of a potential transaction. The Diebold board of directors held an update call on August 26, 2015 with Diebold’s management and financial and legal advisors to discuss and evaluate these developments and were supportive of the plan by Diebold’s management to negotiate a non-binding term sheet with Wincor Nixdorf in respect of a potential business combination.

On September 14, 2015, the management board of Wincor Nixdorf convened to discuss the status of the negotiations with Diebold on the potential transaction. The management board also discussed the content of the working drafts of the term sheet which were previously prepared and exchanged. After due deliberation and consultation with its financial and legal advisors, the management board of Wincor Nixdorf decided that the key terms of the potential transactions should be negotiated and agreed upon in a draft term sheet during a meeting in New York City on September 16, 2015.

In addition, the management board of Wincor Nixdorf decided that it was more appropriate for Mr. Heidloff and Mr. Mattes to discuss the key open items during their one-on-one meeting before meeting with a wider group that would include financial and legal advisors of Wincor Nixdorf and Diebold. On September 14, 2015, in advance of the meeting between Mr. Heidloff and Mr. Mattes, Dr. Dibelius and Mr. Wallace exchanged views on certain open items in relation to the key terms, including the offer consideration.

On September 16, 2015, Mr. Heidloff and Mr. Mattes met in New York City to discuss key terms such as the offer consideration, closing conditions and governance of a combined Diebold and Wincor Nixdorf. During this meeting, Mr. Heidloff and Mr. Mattes were able to reach preliminary agreement on a number of topics, including various aspects of the ongoing business strategy of a combined group following the closing and its governance structure, as well as third-party diligence and validation and the shared desire for transaction certainty.

Following this meeting, the management board of Wincor Nixdorf decided on September 16, 2015 that, in light of the agreements reached by Mr. Heidloff and Mr. Mattes, representatives of Wincor Nixdorf and Diebold should negotiate a detailed, non-binding term sheet regarding a potential business combination.

On September 17, 2015, representatives of the financial and legal advisors of Wincor Nixdorf and Diebold met in Frankfurt, Germany, and discussed and negotiated the key terms of the potential transaction with the view to finalizing the non-binding term sheet. On September 18, 2015, Diebold’s board of directors discussed by telephone these developments with Diebold’s management and financial and legal advisors, and Diebold’s board of directors, after deliberation, supported the intention of Diebold’s management to finalize the non-binding term sheet within the next few days.

Following the September 17, 2015 meeting, other key open issues, such as conditions to closing and the allocation of risk in obtaining regulatory approvals for the transaction, were also discussed between the parties’ legal advisors. On September 22, 2015, the parties reached substantial agreement on all key legal and commercial terms contained in the non-binding term sheet.

On September 22, 2015, the management board of Wincor Nixdorf met and, after due deliberation and consultation with its financial and legal advisors, approved entering into the non-binding term sheet and approved the initiation of a mutual due diligence process between Diebold and Wincor Nixdorf.

On September 23, 2015, the supervisory board of Wincor Nixdorf held a meeting. During this meeting Mr. Heidloff and Dr. Wunram updated the members of the supervisory board regarding the value of a potential business combination with Diebold. In this context, they also discussed potential strategic alternatives to a business combination with Diebold. In connection with its corresponding regular reviews, the management board of Wincor Nixdorf had previously evaluated potential strategic partnerships and M&A opportunities with other industry participants. In particular, the management board of Wincor Nixdorf had considered strategic partnerships aimed at achieving accelerated software services growth, and potential collaboration on the design, development, and production of key hardware components. In February 2015 Wincor Nixdorf approached a potential strategic partner with a proposal to enter into preliminary discussions for either a business combination or a takeover by Wincor Nixdorf of the potential strategic partner’s hardware division. This potential strategic partner responded in March 2015 that it was not prepared to enter into more detailed discussions with Wincor Nixdorf. Similar discussions with other potential strategic partners have led to partner agreements for hardware, such as a partnership to specify (and develop) next generation mechatronic modules, a manufacturing partnership in Brazil, and a partnership for the development, manufacturing and distribution of ATMs tailored to the requirements of remote rural areas in the Indian market. Mr. Heidloff and Dr. Wunram informed the supervisory board that the management board did not believe potential strategic partnerships available to Wincor Nixdorf at this time presented greater strategic value to Wincor Nixdorf than either a stand-alone solution or a business combination with Diebold. Mr. Heidloff and Dr. Wunram subsequently reported to the supervisory board the status of the potential transaction with Diebold and presented the rationale for a potential business combination and the terms of the proposed term sheet. At the meeting, representatives of Wincor Nixdorf’s financial advisor also gave a presentation on the key commercial terms of the proposed term sheet, and representatives of Wincor Nixdorf’s legal advisor gave an overview on the legal aspects to be considered. After due deliberation, the supervisory board consented to the entering into the non-binding term sheet and the conduct of the mutual due diligence process between Diebold and Wincor Nixdorf.

On September 24, 2015, with the support of the Wincor Nixdorf supervisory board and the Diebold board of directors, Wincor Nixdorf and Diebold entered into a non-binding term sheet on the key terms of a potential transaction, including terms of the Exchange Offer and closing conditions to the Offer, allocation of risk with respect to obtaining regulatory approval for the transaction, and parameters for future integration of their respective business operations. The term sheet provided for a consideration per Wincor Nixdorf Ordinary Share in a nominal amount of €52.50 consisting of (i) 0.434 Diebold Common Shares, representing in aggregate 19.90 percent of Diebold’s then outstanding common shares, and (ii) a cash component in an amount in euros equal to the difference between €52.50 and the value of the 0.434 Diebold Common Shares per Wincor Nixdorf Ordinary Share based on Diebold’s volume-weighted average share price on the New York Stock Exchange over the last five trading days up to and including the third trading day prior to the announcement of the transaction or the last five trading days prior to the unaffected share price (in case of a leak prior to the announcement of the transaction). The term sheet provided that it would be replaced by a Business Combination Agreement and that Wincor Nixdorf would be able to terminate the Business Combination Agreement in certain circumstances, including if the Wincor Nixdorf management board or supervisory board decided to pursue a superior offer from a third party after negotiating in good faith with Diebold. It also provided that Diebold would pay Wincor Nixdorf a termination fee ranging from €20 million to €39 million in certain circumstances where a closing condition to the Exchange Offer was not met.

The non-binding term sheet provided for headquarters of the combined group in Canton, Ohio and Paderborn, Germany, a commitment to keep certain locations of Wincor Nixdorf, a general framework for a future integration under the oversight of an integration committee in which both parties are equally represented, certain key aspects of the organization of the combined business, and the continuation of already initiated restructuring programs. The term sheet also acknowledged that the workforce of Diebold and Wincor Nixdorf is the foundation for future success of a combined group. With a view to corporate governance, the term sheet, among other provisions, provided that Wincor Nixdorf will use reasonable best efforts to procure that after closing of the transaction three current shareholder-appointed members of the Wincor Nixdorf supervisory board will resign and be replaced by three representatives of Diebold. The term sheet further provided that Diebold will appoint the CEO of Wincor Nixdorf as its president following the closing. In addition, Diebold will nominate for election to the board of directors of Diebold following the Business Combination, and recommend that Diebold shareholders vote in favor of, two members of Wincor Nixdorf’s supervisory board and the chief executive officer of Wincor Nixdorf, provided that upon the termination of the employment of the chief executive officer of Wincor Nixdorf as president of Diebold, Wincor Nixdorf’s chief executive officer will resign from the Diebold board of directors, and thereafter, representation of management on the Diebold board of directors would be reduced to the incumbent chief executive officer of the combined company.

Promptly after execution of the non-binding term sheet, Diebold proceeded with a formal due diligence process. Wincor Nixdorf began providing due diligence documents to Diebold for review, and both parties agreed to procedures that would allow a detailed due diligence investigation while protecting commercially or competitively sensitive information, including making members of management available for one-on-one discussions with their appropriate counterparts. Wincor Nixdorf also conducted reciprocal due diligence in light of the contemplated mixed cash and stock exchange offer consideration. Due diligence continued up to and following signing of the Business Combination Agreement.

On October 13, 2015, Diebold’s legal advisor sent a draft Business Combination Agreement to Wincor Nixdorf’s legal advisor. During a regular meeting on October 14, 2015, Diebold’s board of directors discussed and evaluated these developments with Diebold’s management and financial and legal advisors.

Following rumors on the potential transaction in the German press, on October 17, 2015, Wincor Nixdorf published an ad-hoc notification pursuant to Section 15 German Securities Trading Act (Wertpapierhandelsgesetz) confirming that Wincor Nixdorf and Diebold are currently in discussions regarding a potential business combination and had entered into a non-binding term sheet. Diebold also issued a press release containing similar information on October 17, 2015.

On October 28, 2015, Wincor Nixdorf’s legal advisor sent a revised draft Business Combination Agreement to Diebold’s legal advisor. On October 29 and 30, 2015, both parties’ legal advisors engaged over the phone in preliminary discussions on open issues in the revised draft Business Combination Agreement. On November 1, 2015, Diebold’s legal advisor sent a revised draft Business Combination Agreement to Wincor Nixdorf’s legal advisor. Wincor Nixdorf’s and Diebold’s financial and legal advisors met the next day in Frankfurt to discuss the agreement with the objective of identifying open issues to be resolved by the respective parties’ principals. On November 3, 2015, Wincor Nixdorf’s legal advisor sent a revised draft Business Combination Agreement to Diebold’s legal advisor. Negotiations between the legal advisors of, and reports by the financial and legal advisors to, Diebold and Wincor Nixdorf continued through the subsequent days, and Mr. Mattes and Mr. Heidloff had a telephone call on November 6, 2015, to further discuss the key open items, which included provisions related to an alternative all-cash offer consideration available for election by the tendering holders of Wincor Nixdorf Ordinary Shares and the date on which Wincor Nixdorf may terminate the Business Combination Agreement due to the non-satisfaction of the antitrust closing condition. Mr. Mattes, Mr. Chapman, and financial and legal advisors of Diebold discussed these and other recent developments with Diebold’s board of directors during a specially scheduled, in-person meeting on November 6, 2015. Diebold’s board of directors supported plans by Mr. Mattes and Mr. Chapman to negotiate and expeditiously resolve the key open items with Wincor Nixdorf in the following weeks. During the week of November 9, 2015 discussions continued between

Diebold’s and Wincor Nixdorf’s management and advisors regarding the structure of the offer consideration and the antitrust closing condition. On November 14, 2015, Diebold’s management and legal advisor provided an update to Diebold’s board of directors about these developments in a telephonic update call.

On November 16 and 17, 2015, Mr. Heidloff and Dr. Wunram, on behalf of Wincor Nixdorf, and Mr. Mattes and Mr. Chapman, on behalf of Diebold, as well as representatives of their respective financial and legal advisors met in Frankfurt, Germany, in order to discuss and negotiate the remaining open topics, including the treatment of merger control risks and the final structure of the offer consideration and associated tax implications. The parties reached substantive agreements on these topics at the conclusion of the meetings.

During the following days, the parties’ legal advisors continued to exchange drafts of the Business Combination Agreement and negotiated further details in several calls.

On November 20, 2015, the management board of Wincor Nixdorf held a meeting. The financial and legal advisors of Wincor Nixdorf presented to the management board in detail information on the current status of the potential transaction as well as the material aspects to be considered by the members of the management board of Wincor Nixdorf. After due consideration and deliberation, the members of the management board of Wincor Nixdorf decided that, subject to final agreement on the Business Combination Agreement, the Business Combination Agreement and the transactions contemplated thereby shall be presented to the supervisory board of Wincor Nixdorf AG for approval on November 22, 2015.

The parties’ legal advisors held further discussions on November 20 and 21, 2015, on the Business Combination Agreement, which was substantially finalized on the afternoon of November 21, 2015. On November 21, 2015, Mr. Mattes, Mr. Chapman, and financial and legal advisors of Diebold discussed these developments with the Diebold board of directors. Following these discussions, the Diebold board of directors unanimously approved the entry by Diebold into the Business Combination Agreement and the execution of other related transactions.

On November 22, 2015, the supervisory board of Wincor Nixdorf AG held a meeting. Representatives of the financial and legal advisors of Wincor Nixdorf presented detailed information to the members of the supervisory board of Wincor Nixdorf AG on the proposed transaction, the Business Combination Agreement and the transactions contemplated thereby as well as on aspects regarding the valuation of the offer consideration proposed in the Business Combination Agreement. After due consideration and deliberation the supervisory board of Wincor Nixdorf AG approved the entry by Wincor Nixdorf into the Business Combination Agreement and the transactions contemplated thereby.

In light of the approval of the Business Combination Agreement and the transactions contemplated thereby by the supervisory board of Wincor Nixdorf AG, the management board of Wincor Nixdorf AG held a further meeting in the morning on November 23, 2015. The members of the management board again considered the proposed transaction and offer consideration as well as its consequences for Wincor Nixdorf, its shareholders, its employees and other stakeholders and unanimously approved the entry by Wincor Nixdorf into the Business Combination Agreement and the transactions contemplated thereby. Promptly after this resolution the Business Combination Agreement was executed by both parties and the transaction was publicly announced.

13.4	Diebold’s Reasons for the Business Combination

In December 2014, the Diebold board of directors began its consideration and evaluation of the proposed Business Combination, and over the next several months engaged in extensive review and careful consideration of the proposed transaction. Prior to and throughout the course of negotiations, the Diebold board of directors received regular updates provided by Diebold management and Diebold’s outside legal and financial advisors. In addition to participation by Mr. Wallace, chairman of the Diebold board of directors, and Mr. Mattes, chief executive officer and director of Diebold, Inc., in negotiating the proposed transaction, the Diebold board of directors discussed and considered the proposed transaction during regular in-person board of directors meetings on December 3, 2014, February 4, 2015, April 22 and 23, 2015, July 24, 2015 and October 14, 2015, a special in-person meeting on November 6, 2015, a special telephonic meeting on November 21, 2015, and telephonic update calls regarding the proposed transaction on May 21, 2015, June 12, 2015, August 26, 2015, September 18, 2015 and November 14, 2015. See also “13.3 Background of the Business Combination” above for additional information regarding the various stages of these negotiations and discussions.

After due consideration and consultation with Diebold’s management and its legal and financial advisors, at a meeting held on November 21, 2015, the Diebold board of directors unanimously (i) determined and declared that the Business Combination Agreement, the consummation of the Exchange Offer and the other transactions contemplated by the Business Combination Agreement are in the best interest of Diebold and its shareholders, (ii) approved and declared advisable the Business Combination Agreement, the Exchange Offer and the other transactions contemplated by the Business Combination Agreement and (iii) authorized the issuance of Diebold Common Shares in connection with the Exchange Offer.

In reaching its decision that the Business Combination Agreement and the transactions contemplated thereby were in the best interest of Diebold and its shareholders, the Diebold board of directors consulted with Diebold management and its outside legal and financial advisors and considered a number of factors in connection with its evaluation of the proposed transaction, including the principal factors mentioned below. The Diebold board of directors did not attempt to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination. The Diebold board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Diebold board of directors based its recommendation on the totality of the information presented. The explanation of the Diebold board of directors’ reasons for the proposed transaction and all other information presented in this section is forward-looking in nature and therefore should be read in light of the factors discussed under “2.7 Forward-Looking Statements.”

The Diebold board of directors evaluated a number of factors and significant strategic opportunities as generally supporting its decision to enter into the Business Combination Agreement and proceed with the transactions contemplated thereby, including the following material factors:

•	The expectation that the combined company would create long-term shareholder value through (i) the common strategic focus on growing its high-value services and software business, supported by innovative hardware offerings, (ii) possible significant cost synergies facilitated by the Business Combination, and (iii) the ability to leverage the complementary strengths of each business into additional growth opportunities;

•	The expectation that the Business Combination would enable the combined company to better compete with a number of players in the self-service market (such as mobile and online payment providers, low-cost hardware providers, transaction processors, and multinational software and managed services companies), as both established and emerging competitors seek to capitalize on the changes occurring within the self-service industry (including greater automation of transactions, enhanced customer offerings, and increased government regulation and compliance costs) since the combined company would have relationships with and knowledge related to approximately one million ATMs in service worldwide;

•	The expectation that the Business Combination would complement the Diebold 2.0 transformation by bringing together two companies focused on growth in the efficient delivery of fully-integrated offerings across the entire value chain (from managed and professional services that provide consulting and design of products to installation and maintenance services for products) to clients around the globe;

•	The expectation that the Business Combination would bring together two firms with a complementary geographic business presence, with Diebold’s leadership in the Americas complementing Wincor Nixdorf’s strong customer and supplier relationships in EMEA, two regions that are drivers for innovation and digital transformation in the industry;

•	The expectation that the increased scale would (i) create potential for cost-savings and efficiencies allowing the combined company to increase its focus and resources on innovation and capitalize on the history of innovative collaboration between the two companies, (ii) enable the combined company to deliver fully-integrated and transformative solutions faster, and (iii) provide the combined company the opportunity to partner with other leading technology companies on innovation;

•	The view that Diebold may be able to take advantage of significant cost efficiencies and synergy opportunities resulting from the Business Combination, including potential estimated cost savings in the first three years following the adoption of the domination agreement and/or the profit and loss transfer agreement;

•	The expectation that the Business Combination would be accretive to Diebold’s non-GAAP earnings per share in the first full fiscal year following a potential adoption of a domination agreement and/or profit and loss transfer agreement, excluding integration costs;

•	The expectation that the Business Combination would provide increased operating cash flow less capital expenditures, which may be used to reduce debt, reinvest in the self-service business, return cash to shareholders in the form of dividends or share buybacks, and pursue future mergers and acquisitions;

•	The consideration of the scope of the due diligence investigation of Wincor Nixdorf conducted by Diebold management and outside advisors, and the results of that investigation;

•	The fact that the Diebold board of directors has an understanding of Wincor Nixdorf’s business (including conditions, operations, properties, assets, regulatory issues, competitive position, strategy and prospects), historical financial performance, projected financial performance on a stand-alone and pro forma basis, in each case, taking into account the due diligence conducted by Diebold management with respect to Wincor Nixdorf, and knowledge of the current and prospective environment in which Diebold and Wincor Nixdorf operate;

•	The view that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including the covenants, closing conditions and terminations provisions, are favorable to completing the Business Combination;

•	The view that the minimum acceptance threshold of 67.6 percent of the total number of all Wincor Nixdorf Ordinary Shares (representing 75 percent of all issued and outstanding Wincor Nixdorf Ordinary Shares) would increase the likelihood that Diebold would be able to implement a domination agreement and/or profit and loss transfer agreement in an efficient timeframe following the consummation of the Exchange Offer;

•	The view that Diebold and Wincor Nixdorf are committed (i) to align their respective compliance programs and systems following consummation of the Exchange Offer in accordance with best practices in the United States, Germany, other relevant jurisdictions, and the terms of Diebold’s agreements with the United States government, (ii) to enter into good faith negotiations with the objective to reach an agreement outlining the specific features of a best practices compliance program, including certain features to be adopted prior to consummation of the Exchange Offer; and (iii) to conduct a risk-based analysis at both Diebold and Wincor Nixdorf with the goal of identifying changes to be made in order to implement the compliance program following consummation of the Exchange Offer;

•	The view that the complementary global coverage and shared values may allow for an effective and efficient integration process between Diebold and Wincor Nixdorf, due, in part, to the strength of the companies’ management teams, both of which have proven operational track records;

•	The commitment that following the execution of the Business Combination Agreement Diebold and Wincor Nixdorf would establish an integration committee to oversee integration of the two companies and would develop and oversee a plan to implement the business strategy of the combined company;

•	The agreement that following the consummation of the Exchange Offer three Diebold executives would be nominated to Wincor Nixdorf AG’s supervisory board, which would support integration and future operations as a combined company;

•	The expectation that following the consummation of the Exchange Offer, and subject to applicable law and fiduciary duties, Diebold would increase the size of its board of directors and appoint Dr. Alexander Dibelius, chairman of the Wincor Nixdorf supervisory board, Dr. Dieter Düsedau, member of the Wincor Nixdorf supervisory board and Mr. Eckard Heidloff, chief executive officer of Wincor Nixdorf AG, to Diebold’s board of directors, which would provide the Diebold board of directors with decades of experience, expertise and knowledge of Wincor Nixdorf’s business, customers and strategy; and

•	The agreement that following the consummation of the Exchange Offer four Wincor Nixdorf executives would serve as members of a newly formed eight-person executive committee of the combined company, including Mr. Heidloff, who will serve as president of Diebold, and Dr. Jürgen Wunram, chief financial officer of Wincor Nixdorf, who will serve as chief integration officer and head of retail of Diebold, which would provide continuity, expertise and experience with Wincor Nixdorf’s business, customers, geographic locations and culture.

The Diebold board of directors also evaluated a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, including the following (that are not in any relative order of importance):

•	The risk that the Exchange Offer may be delayed or may not be consummated, and the attendant adverse consequences for Diebold’s and Wincor Nixdorf’s businesses and financial results as a result of the pendency of the transaction and operational disruption;

•	The risk that required regulatory approvals may not be obtained or are obtained on terms and conditions that may prevent or delay the transaction or impose restrictions or requirements on the operation of the business of the combined company after the consummation of the Exchange Offer;

•	The fact that Wincor Nixdorf’s business has different segments and reporting structures than Diebold’s business, which gives rise to different business risks and makes direct comparisons between the two companies more difficult;

•	The uncertainty inherent in Wincor Nixdorf’s plan for future projects, including the successful implementation of Wincor Nixdorf’s restructuring program;

•	The risk that the Exchange Offer could be completed and consummated with up to 25 percent of outstanding Wincor Nixdorf Ordinary Shares not tendered, and that Diebold may not be able to acquire such remaining Wincor Nixdorf Ordinary Shares on a timely basis or at all (in which case, minority shareholders will continue to hold Wincor Nixdorf shares), and that any such acquisition of such shares may require the payment of different or additional consideration than the Offer Consideration;

•	The process for implementing a domination agreement and/or a profit and loss transfer agreement could take a significant amount of time, and an additional time period could elapse before Diebold could undertake a squeeze-out transaction to acquire any remaining ordinary shares of Wincor Nixdorf not tendered in the Exchange Offer;

•	The requirement that Diebold pay Wincor Nixdorf a termination fee of either €20 million, €30 million or €50 million under certain circumstances prompting the termination of the Business Combination Agreement (see “13.7.7.3 Termination Fees”);

•	The risks associated with the occurrence of events that may materially and adversely affect the operations or financial conditions of Wincor Nixdorf, which may not entitle Diebold to terminate the Business Combination Agreement;

•	The risk that the potential benefits, savings and synergies of the Business Combination may not be fully or partially achieved, or may not be achievable within the expected timeframe;

•	The risks associated with the substantial amount of indebtedness Diebold would incur to finance the acquisition of the Wincor Nixdorf shares and the resulting leverage;

•	The challenges and difficulties of integrating the operations of Diebold and Wincor Nixdorf, including the integration of the respective accounting practices, compliance programs, technology and systems;

•	The risk of potential negative synergies following the Business Combination and negative reactions from customers and suppliers resulting from the Business Combination;

•	The risks associated with the expansion into new geographic locations and lines of business;

•	The risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the Business Combination, and other potential disruptions associated with combining the businesses and integrating the companies, and the potential effects of such diversion and disruption on the businesses and their respective regulators, customers, employees, suppliers, agents and others with whom they have business dealings;

•	Given the knowledge and experience of Wincor Nixdorf’s management and employees, any inability to maintain the current management team and employees of Wincor Nixdorf could negatively affect a combined Diebold and Wincor Nixdorf, including the challenges associated with integrating internal information technology systems and joining companies located in different time zones that have employees who speak different languages and aligning varying business customs and practices;

•	Diebold will be required to bear the costs associated with negotiating the Business Combination Agreement and launching the Exchange Offer even if the Exchange Offer is not ultimately consummated, as well as in connection with potential litigation that may arise in the future;

•	The effects of general competitive, economic, political and market conditions and fluctuations on Diebold, Wincor Nixdorf or the combined company; and

•	Various other risks associated with the Business Combination and the business of Diebold, Wincor Nixdorf and the combined company, some of which are described in the section of this Prospectus titled “1. Risk Factors.”

Following the extensive deliberations discussed above, the Diebold board of directors concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expected Diebold and its shareholders to achieve as a result of the Business Combination. Accordingly, the Diebold board of directors unanimously approved the Business Combination Agreement, the Exchange Offer and the other transactions contemplated by the Business Combination Agreement.

13.5	Wincor Nixdorf’s Reasons for the Business Combination

At meetings held on November 22 and 23, 2015, after due consideration and consultation with Wincor Nixdorf management and legal and financial advisors, the supervisory and management board, respectively, approved the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement.

The management board of Wincor Nixdorf AG evaluated the proposed transaction prior to and throughout the course of negotiations, and was guided by the expertise and regular updates provided by Wincor Nixdorf management and Wincor Nixdorf’s outside legal and financial advisors.

In reaching their decision to approve the Business Combination Agreement and the transactions contemplated thereby, the Wincor Nixdorf management board and supervisory board considered a number of factors in connection with its evaluation of the proposed transaction, including the principal factors mentioned below and determined that the Business Combination Agreement and the transactions contemplated thereby were in the best interest of Wincor Nixdorf and its shareholders. Individual members of the Wincor Nixdorf management board and supervisory board may have given differing weights to different factors.

The Wincor Nixdorf management board and supervisory board considered a number of factors pertaining to the strategic rationale for the Business Combination as generally supporting their decision to enter into the Business Combination Agreement, including but in no case limited to, the following material factors:

•	The advantages created for shareholders by the Business Combination (i) due to the combined business’s strategic position in the market of both software and hardware solutions for ATMs, and (ii) resulting from synergies in financial planning of the combined group and the fact that this is in the long term expected to provide increased revenues for shareholders;

•	The fact that the businesses of Wincor Nixdorf and Diebold have complementary regional footprints with Wincor Nixdorf’s stronger presence in the Europe, Middle East and Africa region and Diebold’s stronger presence in North and South America which will enhance the access to a larger customer base for the combined company;

•	The expectation that the combined company will benefit from a vertical integration allowing for improved offerings to customers due to the strengths in hardware and software, on the one hand, and services, on the other hand, which will allow the combined company to provide customers with greater worldwide access to an integrated solution across hardware, software and services;

•	The expectation that the combined company will be able to improve its position vis-à-vis competitors due to its in-depth knowledge of the different market segments resulting from the focus on hardware and software and services, of Wincor Nixdorf and Diebold, respectively;

•	The expectation that the combination of the businesses envisaged by the transaction will lead to a higher level of innovations in the market for ATMs in general, as well as the software, hardware and services taken individually due to the vertically integrated approach which will further the exchange between the different levels in research and development;

•	The expectation that through the combination of the businesses envisaged by the transaction synergies can be created with regard to supplies as well as the customer management and internal services which will improve the financial position of the combined company;

•	The fact that through the Business Combination potential additional value can be created for shareholders through synergies, including growth and innovation, in particular for software and high-end services;

•	The estimated potential synergies resulting from the Business Combination of Wincor Nixdorf’s and Diebold’s businesses, as assessed at the time of the approval of the Business Combination Agreement by the Wincor Nixdorf management board, which were a factor in favor of the Business Combination, as the Wincor Nixdorf shareholders, based on the fact that a portion of the consideration for the Wincor Nixdorf Ordinary Shares will consist of equity interest in Diebold following the consummation of the Offer, would participate in the benefits of such estimated synergy savings;

•	The expectation that Wincor Nixdorf shareholders will own approximately 16.6 percent of the outstanding common shares of Diebold immediately after closing of the Offer (assuming all outstanding Wincor Nixdorf Ordinary Shares are tendered) and on this basis have the opportunity to participate in any future earnings and growth of the combined company and future appreciation in the value of Diebold’s common shares following the Business Combination, while retaining the flexibility of selling all or a portion of those shares for cash in the open market post-closing;

•	Its general understanding of Diebold’s business, operations, historical and current financial condition, projected financial performance, as well as current and projected earnings, also taking into account the results of Wincor Nixdorf’s due diligence review of Diebold, in each case taking into account a stand-alone analysis as well as a pro-forma analysis of the combined company;

•	The expectation that the acceptance threshold of 67.6 percent of the total number of shares in Wincor Nixdorf AG as provided for in the Diebold Offer will ensure that following completion of the Offer Diebold will have sufficient voting power to implement integration measures thereby enhancing shareholder value in the combined company;

•	Based on the volume-weighted average share price of Diebold Common Shares over the last five trading days prior to October 17, 2015, the day on which the companies confirmed entry into a non-binding term sheet for a proposed Business Combination, the total Offer Consideration represented an implied value of €52.50 per Wincor Nixdorf Ordinary Share, representing a premium of approximately 35 percent over Wincor Nixdorf’s closing share price as of October 16, 2015, and a premium of approximately 42 percent over the volume-weighted Wincor Nixdorf average price per share over the last three months preceding that date;

•	The fact that the financial and other terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the requirements to obtain applicable regulatory approvals and the satisfaction of the various other closing conditions, were the product of extensive arms-length negotiations between the parties;

•	The fact that the agreements reached between Wincor Nixdorf and Diebold reflect the acknowledgement of the workforce of both parties to be the basis of future success of the combined company; and

•	The governance arrangements contained in the Business Combination Agreement providing, among other things, that after completion of the Business Combination that (i) immediately following the closing, Mr. Heidloff, the current chief executive officer of Wincor Nixdorf, Dr. Alexander Dibelius, chairman of the supervisory board of Wincor Nixdorf AG, and Dr. Dieter Düsedau, member of the supervisory board of Wincor Nixdorf AG (together, the “Prospective Board Members”), shall be appointed as members of the board of directors of Diebold, (ii) Diebold shall nominate the Prospective Board Members for election to its board of directors (at least one board election cycle after the first shareholder vote on new directors) and recommend that its shareholders vote in favor of the (formerly appointed) Prospective Board Members, (iii) Mr. Heidloff, the current chief executive officer of Wincor Nixdorf AG, will serve as president of Diebold and (iv) during the period immediately following closing, the current members of the Wincor Nixdorf management board will continue to manage the Wincor Nixdorf business, which will continue to be headquartered in Paderborn, Germany.

In connection with its deliberations, the Wincor Nixdorf management board also comprehensively weighed the factors described above against certain potential risks and uncertainties as well as potentially negative factors associated with the proposed Business Combination, including:

•	The possibility that the Business Combination might not be completed, or that completion might be unduly delayed, for reasons beyond Wincor Nixdorf’s and/or Diebold’s control;

•	The risk that the operational integration of the businesses of Wincor Nixdorf and Diebold is delayed or impeded by general market conditions;

•	The risk that anticipated synergies might not be fully achieved or not achieved in the expected time frames due to, for example, the different internal organizations of the Wincor Nixdorf and the Diebold businesses with a view to market segments and reporting lines which may impose challenges to the initiation of the integration process;

•	The risk that the integration of the business of Wincor Nixdorf and Diebold is delayed by factors deriving from the geographical set-up (time-zones, languages) as well as differences in management and employment practices;

•	The risk that the enlargement of the customer base and the offering of vertically integrated services and other potential benefits of the Business Combination might not be fully achieved or may not be achieved within the time frames expected or at all;

•	The risk associated with management and employees focusing on the implementation of the integration of Wincor Nixdorf’s and Diebold’s business thereby diverting attention from other business opportunities;

•	The potential for diversion of management and employee attention and for increased employee attrition during the potentially lengthy period prior to the closing of the Business Combination, and the potential effect on Wincor Nixdorf’s business and relations with customers and suppliers;

•	The substantial costs to be incurred in connection with the Business Combination, including the potential future costs of integrating the businesses of Wincor Nixdorf and Diebold and the transaction expenses arising from the Business Combination;

•	The fact that the stock portion of the consideration is subject to a fixed exchange ratio, which, by its nature, will not adjust upward to compensate for declines, or downward to compensate for increases, in Diebold’s common share price prior to completion of the Business Combination;

•	The risk that governmental regulatory agencies may not approve the Business Combination or may impose terms and conditions on their approvals that would either materially impair the business operations of the combined company or adversely impact the ability of the combined company to realize the synergies or other benefits that are projected to occur in connection with the Business Combination;

•	The restrictions on the conduct of Wincor Nixdorf’s business during the period between the signing of the Business Combination Agreement and completion of the Business Combination;

•	The potential negative impacts on Wincor Nixdorf, its business and the price of its ordinary shares if the Business Combination is not completed;

•	The potential impact if the Business Combination is not completed due to a termination of the Business Combination Agreement; and

•	The risks of the type and nature described under the section of this Prospectus titled “1. Risk Factors” and the matters described under “2.7 Forward-Looking Statements.”

The management board and the supervisory board of Wincor Nixdorf each concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expected Wincor Nixdorf and its shareholders to achieve as a result of the Business Combination. Accordingly, the management board and the supervisory board of Wincor Nixdorf approved the Business Combination.

In considering the recommendation of the management board and the supervisory board of Wincor Nixdorf as described in “13.6 Recommendation of the Wincor Nixdorf Supervisory Board and Management Board,” you should be aware that the members of Wincor Nixdorf’s supervisory board and management board may have interests in the transactions contemplated by the Business Combination Agreement that may be different, or in addition to, the interests of Wincor Nixdorf’s shareholders generally. These interests may create potential conflicts of interests. The supervisory board and the management board of Wincor Nixdorf AG were aware that such potential interests might exist. However, the decisions of the management and supervisory board to approve the Business Combination Agreement and the transactions and covenants contemplated by the Business Combination Agreement were solely guided by the best interest of Wincor Nixdorf, its shareholders, employees and other stakeholders.

13.6	Recommendation of the Wincor Nixdorf Supervisory Board and Management Board

The Wincor Nixdorf management board and the Wincor Nixdorf supervisory board have carefully considered the proposed combination and determined that the proposed combination is in the best interest of Wincor Nixdorf, the shareholders of Wincor Nixdorf, its employees and other stakeholders, and therefore approved the Business Combination Agreement. Subject to their fiduciary duties under applicable law and a thorough review of the exchange offer document, the Wincor Nixdorf supervisory board and the Wincor Nixdorf management board intend to recommend that Wincor Nixdorf shareholders accept the Offer and to tender their shares to Diebold. The shareholders of Wincor Nixdorf are, however, advised to consider carefully the potential tax consequences of accepting the Offer. The management board and the supervisory board stress, in particular, that it might, for instance, be more favorable under German tax laws for German retail investors to sell their shares on the stock exchange or otherwise rather than accepting the Offer. Therefore, members of the management board or supervisory board of Wincor Nixdorf that hold shares in Wincor Nixdorf may choose to sell their shares on the stock exchange or otherwise rather than tender their shares.

The management board and the supervisory board of Wincor Nixdorf AG have undertaken in the Business Combination Agreement to support the Offer in a reasoned statement or a joint reasoned statement to be published pursuant to Sections 27, 14 of the German Takeover Act. These obligations are subject to a thorough review of the exchange offer document and the applicable obligations and responsibilities under applicable law, in particular the board members’ duties of care, loyalty and good faith, the requirements of the German Takeover Act, and other requirements described in the Business Combination Agreement.

13.7	The Business Combination Agreement

This section of the Prospectus describes the material terms of the Business Combination Agreement but does not purport to describe all of the terms of the Business Combination Agreement.

13.7.1	Intentions of Diebold and Wincor Nixdorf

Pursuant to the Business Combination Agreement, Diebold and Wincor Nixdorf intend to form a combined enterprise (“Combined Company”), which will strive to be a leading company in the integrated self-service, banking and retail industry, and to expand its consolidated services and software business while developing innovative hardware, which will be an important enabler for the combined company. Diebold and Wincor Nixdorf intend for the combined company to continue Diebold’s and Wincor Nixdorf’s respective restructuring programs with the objective of an accelerated transition to an enterprise that is services-led, software-enabled and supported by innovative hardware and to use its global reach to achieve economies of scale and adjust its cost structure, while reinvesting in new solution offerings in both software and services to accelerate growth.

Immediately after the signing of the Business Combination Agreement, Diebold notified BaFin of its intention to make the Exchange Offer and published its decision regarding the launch of the Exchange Offer, including a statement regarding the offered consideration, pursuant to Section 10 of the German Takeover Act and, concurrently, Wincor Nixdorf published an ad hoc announcement pursuant to Section 15(1) of the German Securities Prospectus Act.

13.7.2	Structure of the Combination

Pursuant to the Business Combination Agreement, Diebold will make a voluntary public takeover offer under which Diebold will offer a mix of cash and Diebold Common Shares to the shareholders of Wincor Nixdorf for all issued Wincor Nixdorf Ordinary Shares.

The parties have agreed to take the following steps in chronological order to consummate the Exchange Offer and use their best efforts to complete the Exchange Offer in a timely manner:

•	signing the Business Combination Agreement;

•	announcing the intention to launch the Exchange Offer;

•	filing the Registration Statement on Form S-4 with the SEC;

•	filing the draft exchange offer document with BaFin;

•	receiving approval of the final exchange offer document by BaFin and commencing the Exchange Offer;

•	receiving from the SEC declaration of effectiveness of the Registration Statement on Form S-4;

•	receiving all required antitrust clearances; and

•	settling the Exchange Offer.

13.7.2.1	The Exchange Offer

Under the terms of the Exchange Offer, Diebold seeks to acquire all Wincor Nixdorf Ordinary Shares in exchange for a cash consideration in the amount of €38.98, and a stock consideration in the amount of 0.434 Diebold Common Shares, in exchange for each Wincor Nixdorf Ordinary Share. The Offer Consideration is subject to any increases made either voluntarily by Diebold or in accordance with the provisions of the German Takeover Act.

Prior to the settlement of the Exchange Offer and depending on the number of Wincor Nixdorf shares tendered into the Exchange Offer, Diebold will ensure that the total number of new Diebold Common Shares issued in connection with the Exchange Offer will not exceed 12,940,236 (corresponding to 19.91 percent of the total number of Diebold Common Shares outstanding as of the date of the Business Combination Agreement). Diebold will also ensure that the Diebold Common Shares issued in the Exchange Offer will be fully fungible with outstanding Diebold Common Shares, including with respect to dividend entitlements. In addition, Diebold will ensure that the new Diebold Common Shares issued in the Exchange Offer will be admitted to trading on the New York Stock Exchange and the Frankfurt Stock Exchange by applying to list the Diebold Common Shares issued to Wincor Nixdorf shareholders on the New York Stock Exchange and by applying to list all Diebold Common Shares on the regulated market segment of the Frankfurt Stock Exchange with a concurrent listing in the subsegment of the regulated market with additional post-admission obligations (Prime Standard).

13.7.2.2	Certain Funds Financing

On November 23, 2015, Diebold entered into a (i) $500.0 million bridge credit agreement and (ii) $1.841 billion bank credit agreement, pursuant to which Diebold has obtained certain funds financing from certain banks (“Financing Sources”) to finance the Cash Component of the Offer Consideration and to finance shareholder loans to be provided by Diebold to Wincor Nixdorf following the consummation of the Exchange Offer in an amount of up to €175.0 million, as described below in the section of this Prospectus titled “13.7.8 Conduct of the Business Pending the Business Combination.” See the section of this Prospectus titled “13.8 Financing of the Business Combination” for a description of the credit agreements.

13.7.2.3	Announcement of the Exchange Offer

Diebold has agreed that Wincor Nixdorf is permitted at any time to disclose the entire contents of the business combination agreement to stakeholders and the press, as well as in the reasoned statements of the Wincor Nixdorf management board and the supervisory board regarding the Exchange Offer, issued pursuant to Section 27 of the German Takeover Act, and in any filings or statement required to be made by

Wincor Nixdorf under the rules and regulations of the SEC in respect of the Exchange Offer (including the statement required by Rule 14e-2 of Regulation 14E as promulgated by the SEC). See the section of this Prospectus titled “13.7.4 Approvals by the Diebold and Wincor Nixdorf Boards; Recommendations by the Wincor Nixdorf Boards” for more information about the reasoned statements.

13.7.2.4	Filing and Amendment of the Registration Statement and the Offer Document

Pursuant to the terms of the Business Combination Agreement, Diebold has prepared this Prospectus and the Registration Statement on Form S-4 and filed it with the SEC. Diebold has agreed to use its best efforts to have this Registration Statement declared effective under the Securities Act of 1933, as amended, and the rules and regulations thereunder, as promptly as reasonably practicable. In addition, Diebold has prepared the draft exchange offer document in accordance with the provisions of the German Takeover Act and the German Takeover Act Offer Ordinance. In case of any contradiction between the terms of the Business Combination Agreement and legally mandated provisions under the German Takeover Act, the provisions and interpretations of the German Takeover Act will govern with respect to the draft exchange offer document, and Diebold and Wincor Nixdorf will amend the Business Combination Agreement to reflect their intentions as much as possible. Diebold and Wincor Nixdorf agreed to use reasonable efforts to, and will use reasonable efforts to ensure that its respective subsidiaries and its and their employees and advisors will, without undue delay and upon the reasonable request of the other party, furnish, keep updated and cooperate with one another during the review process of this Prospectus and Registration Statement by the SEC and the draft exchange offer document by BaFin (including, in each case, the financial statements contained herein and therein). Pursuant to the Business Combination Agreement, Diebold is obligated to afford Wincor Nixdorf and its advisors the reasonable opportunity to, and Wincor Nixdorf and its advisors are obligated to review and comment on, the prospectus included in the Registration Statement, this Prospectus and the offer document prior to each submission to the SEC or BaFin. However, the parties’ obligations do not require either party to permit access to offices, properties, management, employees, books and records, and Wincor Nixdorf and its directors, employees and advisors will not be liable to Diebold for the correctness and completeness of any disclosure or information provided by it or them under or in connection with the Business Combination Agreement, except for any material incorrectness resulting from the willful misconduct of Wincor Nixdorf AG or any of its subsidiaries. Further, Diebold acknowledges and agrees that neither Wincor Nixdorf nor its legal counsel will provide any legal opinion, comfort letter or similar statements in respect of or in connection with the Registration Statement or the offer document. In addition, Wincor Nixdorf is not required to publicly disclose any insider information unless such information has been publicly disclosed or otherwise ceased to constitute insider information in accordance with German law, provided, however, that subject to the fiduciary duties of the management board and the supervisory board of Wincor Nixdorf AG and to the extent permitted by law, Wincor Nixdorf will upon reasonable request inform Diebold it chose to exercise a self-exemption pursuant to Section 15(3) of the German Securities Trading Act. Subject to Wincor Nixdorf’s conclusion that such action is in the best interest of Wincor Nixdorf, Wincor Nixdorf undertakes to publish the insider information as soon as legally practicable if informed by Diebold of Diebold’s need to draw funds in respect of the financing of the Exchange Offer or the Business Combination.

Diebold has agreed to notify Wincor Nixdorf without undue delay upon the receipt of any comments from the SEC or BaFin relating to any request for amendments or supplements to the Registration Statement and the offer document, to give due consideration to Wincor Nixdorf’s comments, and to use reasonable commercial efforts to respond promptly to such comments from the SEC or BaFin. In addition, if Diebold can reasonably foresee that an interaction with BaFin or with the SEC will concern material terms of the Business Combination Agreement or other material interests of Wincor Nixdorf, or if Diebold’s advisors deem it advisable, Diebold will reasonably seek for Wincor Nixdorf and its advisors to be granted an opportunity to participate in physical meetings or telephone calls with BaFin or the SEC. In case of any dispute with respect to the content of the Registration Statement or the exchange offer document, Diebold has the right to make the ultimate decision, provided that, with respect to any comments from the SEC on Wincor Nixdorf’s financial statements, Wincor Nixdorf is entitled to determine if and how to modify its financial statements in response to such comments unless such determination could reasonably be expected to delay the declaration of effectiveness of the Registration Statement, and, with respect to any comments from the SEC on the recommendation of the management board and the supervisory board of Wincor Nixdorf or on the section on Wincor Nixdorf’s reasons for the transaction which forms part of this Prospectus (see the section of this Prospectus titled “13.5 Wincor Nixdorf’s Reasons for the Business Combination”), Wincor Nixdorf is entitled to solely decide if and how such changes are made. In each case, however, the SEC Registration Statement and the exchange offer document must materially comply with the terms and conditions of the Business Combination Agreement.

If BaFin’s approval of the exchange offer document or if the SEC’s declaration of the effectiveness of the Registration Statement is conditioned on changes that are not in accordance with the Business Combination Agreement, the parties will in good faith cooperate to amend the relevant document for it to comply with the requirements set forth by BaFin or the SEC while reflecting the original intent of the parties to the greatest extent permissible. Although neither Diebold nor Wincor Nixdorf is obligated to amend or waive any of the terms or conditions of the Exchange Offer except with the prior written consent of both Diebold and Wincor Nixdorf (in particular in the case of modifications to the form or amount of the Offer Consideration, the Share Component, closing conditions, or duration of the acceptance period), each of the parties has agreed to implement such amendments as required by BaFin or the SEC and necessary to consummate the Exchange Offer, to the extent that the required amendment does not materially negatively affect the interest of the party implementing the amendment, and with the prior written consent of the requisite financing sources, if such consent is required under the financing agreements. In addition, Diebold is required to accept an amendment, and procure the required consent from the financing sources in respect of such amendment, related to the Regulatory Condition, as described below, if and to the extent BaFin or the SEC does not accept a reference to hold-separate arrangements in connection with the Regulatory Condition. However, if Diebold, in compliance with the terms of the Business Combination Agreement, refrains from publishing the final exchange offer document due to an amendment required by BaFin or the SEC, and an objective third party would conclude that the regulatory condition, the Registration Statement condition and the No Market Material Adverse Change Condition would otherwise be satisfied, Diebold will not be obligated to pay a termination fee as described below.

13.7.2.5	Commencement of the Exchange Offer

Diebold will apply to BaFin for an extension of the statutory interim period between the announcement of the Offer and the submission of the draft exchange offer document to BaFin from four weeks to eight weeks. Following approval of the exchange offer document by BaFin or the expiration of the review period required under the German Takeover Act, Diebold will commence the Exchange Offer by publishing the approved exchange offer document without undue delay in accordance with Section 14(2) of the German Takeover Act and disseminate the prospectus included in the Registration Statement to holders of Wincor Nixdorf Ordinary Shares in compliance with the Exchange Act and the rules and regulations promulgated by the SEC.

13.7.2.6	Acceptance Period of the Exchange Offer; Extension of the Exchange Offer

Pursuant to the Business Combination Agreement, the Exchange Offer will have an acceptance period that expires on the date that is no less than four weeks and no more than eight weeks after the day following the approval of the exchange offer document by BaFin or the day following expiration of the review period required under the German Takeover Act. However, the acceptance period will end no earlier than 20 business days after (and including) the day on which the acceptance period commenced. Under the Business Combination Agreement, Diebold will be able to decide in its reasonable judgment, prior to the approval of the exchange offer document by BaFin, to extend the acceptance period to up to ten weeks if there are reasonable concerns that the Registration Statement will not be declared effective prior to the end of the eight weeks after the commencement of the Exchange Offer. In such case, though, the failure of certain closing conditions (as described below) will only be evaluated through the first eight weeks of the extended acceptance period.

13.7.2.7	Additional Acceptance Period

Following the expiration of the acceptance period, and if all conditions to the Exchange Offer (other than the Regulatory Condition) have been satisfied or, where applicable, waived, an additional acceptance period of two weeks for the Exchange Offer will be provided in accordance with the German Takeover Act. During the Additional Acceptance Period, Diebold will offer to acquire all of the remaining outstanding Wincor Nixdorf Ordinary Shares pursuant to the same terms and conditions as within the initial acceptance period, and during this time, shareholders may tender, but not withdraw, their Wincor Nixdorf Ordinary Shares and receive the Offer Consideration.

13.7.3	Conditions to the Offer; Closing Failure and Revised Transaction

The following is a summary of the conditions to the Offer initially agreed upon between Diebold and Wincor Nixdorf in the Business Combination Agreement. Diebold has, as permitted by and pursuant to the Business Combination Agreement, waived or partially waived certain conditions to the Offer (as described below) prior to commencement of the Offer. We urge you to read the exchange offer document and the information contained in the section of this Prospectus titled “3.5 Conditions to the Offer,” because they, and not the summary below, describe the conditions to the Offer applicable to Wincor Nixdorf shareholders.

13.7.3.1	Conditions to Diebold’s Obligation to Consummate the Exchange Offer

Pursuant to the Business Combination Agreement, Diebold’s obligations to accept and exchange Wincor Nixdorf Ordinary Shares tendered in the Exchange Offer were subject to the satisfaction of the following conditions on or prior to the end of the acceptance period, or with respect to the regulatory condition on or prior to November 21, 2016 (or where permissible, waiver by Diebold):

•	the receipt of all approvals under merger control or competition law regimes in any jurisdiction where the parties have mutually determined merger control or competition law filings and/or notices to be necessary or the expiration of the statutory waiting periods in the relevant jurisdictions in respect of such jurisdiction’s merger control or completion law approval, or hold-separate arrangements will have been put in place, on or before November 21, 2016;

•	the Registration Statement having been declared effective by the SEC prior to the expiration of the acceptance period and not being the subject of any stop order by the SEC pursuant to Section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order at the time of the consummation of the Exchange Offer, and the Diebold Common Shares to be issued by Diebold in the Exchange Offer being authorized for listing on the New York Stock Exchange and the Frankfurt Stock Exchange, subject to official notice of issuance, and all existing Diebold Common Shares being authorized for listing on the Frankfurt Stock Exchange;

•

at the expiration of the acceptance period, the sum of the number of tendered Wincor Nixdorf Ordinary Shares (including those Wincor Nixdorf shares for which the acceptance of the Exchange Offer has been declared during the acceptance period but only becomes effective after the end of the acceptance period by transferring the Wincor Nixdorf shares to an ISIN designated for Wincor Nixdorf shares that will trade as tendered) for which the right to withdrawal, if any, has not been validly exercised in accordance with the approved exchange offer document, plus the number of Wincor Nixdorf Ordinary Shares held directly or indirectly by Diebold, any subsidiaries of Diebold or any person acting in concert with Diebold within the meaning of Section 2 para. 5 of the German Takeover Act (excluding, for the avoidance of doubt, any Wincor Nixdorf treasury shares), plus the number of Wincor Nixdorf Ordinary Shares that must be attributed to Diebold or any subsidiaries of Diebold in the corresponding application of Section 30 of the German Takeover Act, plus the number of Wincor Nixdorf Ordinary Shares in respect of which Diebold, any subsidiary of Diebold or any person acting in concert with Diebold within the meaning of Section 2 para. 5 of the German

Takeover Act has entered into an agreement outside of the Exchange Offer, giving them the right to demand the transfer of title of those Wincor Nixdorf Ordinary Shares, in each case without double counting, is equal to at least 22,362,159 Wincor Nixdorf Ordinary Shares (approximately 67.6% of all Wincor Nixdorf Ordinary Shares existing at the time of approval of the exchange offer document by BaFin); and

•	the absence of any temporary restraining order or preliminary or permanent injunction or other order by any governmental authority of competent jurisdiction preventing consummation of the Exchange Offer or the transactions contemplated by the Business Combination Agreement.

In addition, under the Business Combination Agreement, Diebold’s obligations to accept and exchange Wincor Nixdorf Ordinary Shares tendered in the Exchange Offer were subject to the satisfaction (or waiver by Diebold, to the extent waiver is permitted by applicable law) of the following conditions, which are only evaluated during the period from the publication of the offer document to the expiration of the acceptance period (or, in the case of the no Wincor Nixdorf material adverse change condition or the material compliance violation condition, until the end of the first eight weeks, if the acceptance period is extended beyond that):

•	the absence of a market material adverse change, defined as a circumstance in which trading on the Frankfurt Stock Exchange is suspended for more than three consecutive trading days for all shares admitted to trading at the entire Frankfurt Stock Exchange, or a circumstance in which the closing quotations of the DAX (ISIN DE0008469008), as determined by Deutsche Börse Aktiengesellschaft, Frankfurt am Main, Germany, or a successor thereof, and published on its internet website (www.deutsche-boerse.com), of the two trading days prior to the end of the acceptance period is no more than 28.5% below the closing quotation of the DAX on the trading day immediately preceding the day of the publication of the approved exchange offer document;

•	the absence of a material adverse change for Wincor Nixdorf, defined as either a circumstance in which Wincor Nixdorf has published new events pursuant to Section 15 of the German Securities Trading Act or a circumstance in which an event occurred which would have had to be published by Wincor Nixdorf pursuant to Section 15 of the German Securities Trading Act or that Wincor Nixdorf did not publish because of a self-exception pursuant to Section 15 para. 3 of the German Securities Trading Act, that, in case of a one-time event, results in a negative effect on the annual EBITDA (as defined in Wincor Nixdorf’s annual report for the fiscal year ended September 30, 2015) of Wincor Nixdorf in an amount of at least €50 million and/or, in case of a recurring event, results in a recurring negative effect on the annual EBITDA (as defined in Wincor Nixdorf’s annual report for the fiscal year ended September 30, 2015) of Wincor Nixdorf in an amount of at least €18 million for the fiscal years 2015/2016, 2016/2017 and 2017/2018, or that, in each case, could reasonably be expected to have such effect;

•	the absence of a criminal or material administrative offense each relating to applicable corruption, anti-bribery, money laundering or cartel laws by a member of a governing body or officer of Wincor Nixdorf AG or a subsidiary of Wincor Nixdorf AG, while any such person was operating in their official capacity at, or on behalf of, Wincor Nixdorf AG or a subsidiary of Wincor Nixdorf AG (be it an offense under any applicable administrative, criminal or equivalent laws in the United States, Germany or any other jurisdiction whose laws apply to operations of Wincor Nixdorf AG or a subsidiary of Wincor Nixdorf AG) being known to have occurred, if any such criminal or material administrative offense constitutes insider information for Wincor Nixdorf pursuant to Section 13 of the German Securities Trading Act or has constituted insider information prior to its publication;

•	the absence of an increase in the share capital of Wincor Nixdorf AG, or Wincor Nixdorf having granted, delivered, sold, committed to sell, transferred, or in any other way disposed of any or all of Wincor Nixdorf’s treasury shares;

•	the absence of any insolvency proceedings under German law having been opened in respect of the assets of Wincor Nixdorf and the management board of Wincor Nixdorf AG not having applied for such proceedings to be opened, or the absence of any ground that would require an application for the opening of insolvency proceedings; and

•	the lack of a Competing Offer being announced by a third party within the meaning of Section 22 of the German Takeover Act, which according to an ad hoc notification by Wincor Nixdorf pursuant to Section 15 of the German Securities Trading Act, offers an overall consideration exceeding the consideration offered by the Exchange Offer or is otherwise determined by the Wincor Nixdorf management board and supervisory board to be in the best interest of Wincor Nixdorf.

Pursuant to the Business Combination Agreement, each of the closing conditions listed above must be satisfied on or prior to the end of the acceptance period, except for the Regulatory Condition which may remain outstanding until November 21, 2016. In addition, the No Wincor Nixdorf Material Adverse Change Condition and the Material Compliance Violation Condition expire at the end of the first eight weeks of the acceptance period (if the acceptance period is extended beyond that). Diebold is entitled until one working day prior to the end of the acceptance period to waive any closing condition, including the Regulatory Condition, at its discretion, to the extent legally permissible and subject to any applicable consent by the requisite financing sources. Diebold has agreed that it will refrain from predicating the consummation of the Exchange Offer upon the satisfaction of additional closing conditions without the prior consent of Wincor Nixdorf. To the extent permissible and permitted under the financing agreements, Diebold is entitled to waive any and all of the closing conditions in whole or part.

Following the date of the Business Combination Agreement and prior to commencement of the Offer, Diebold has, as permitted by and pursuant to the Business Combination Agreement, waived or partially waived certain conditions to the Offer, including (i) with respect to the registration statement condition described above, the portion of the condition relating to the listing of Diebold Common Shares on the New York Stock Exchange and the Frankfurt Stock Exchange will not be a condition to the Offer, and the portion of the condition relating to stop orders or proceedings will be a condition to the Offer only to the extent that the SEC issued a stop order or initiated a proceeding seeking a stop order on or prior to the end of the acceptance period, (ii) with respect to the no injunction condition described above, the absence of any temporary restraining order or preliminary or permanent injunction or other order by any governmental authority of competent jurisdiction preventing consummation of the Exchange Offer or the transaction contemplated by the Business Combination Agreement will be a condition to the Offer only to the extent such injunction or order is in place at the expiration of the acceptance period, and (iii) with respect to the regulatory condition, the approval of the antitrust authorities in Colombia, Morocco, and the Ukraine, or expiration of the statutory waiting periods in these jurisdictions, will not be necessary to satisfy such condition. In addition, the no injunction condition was narrowed to include only such injunctions or orders from a member state of the European Union, the United States of America, Brazil, China, Colombia, Russia, Turkey, Canada, Australia or Japan. For a description of the conditions to the Offer, see the section of this Prospectus titled “3.5 Conditions to the Offer.”

13.7.3.2	Closing Failure; Revised Transaction

If the Exchange Offer is not consummated due to the non-satisfaction of a closing condition (“Closing Failure”), and if the Closing Failure was due to the non-satisfaction of (i) the Regulatory Condition, (ii) the Registration Statement Condition or (iii) the No Market Material Adverse Change Condition (and no other closing condition), the parties will use their reasonable best efforts to renegotiate the Exchange Offer and the Business Combination in good faith with regard to the new facts, provided that the Closing Failure has not been caused by non-compliance of either party with the terms of the Business Combination Agreement. Diebold and Wincor Nixdorf have agreed to use their reasonable best efforts to consummate a revised transaction pursuant to the terms of a revised Business Combination Agreement, to be entered into as promptly as practicable and in no event more than two (2) months after the Closing Failure. In the event that the parties have failed to reach such revised Business Combination Agreement after a period of one month following the Closing Failure, they are required to submit all outstanding open points to a third-party mediator chosen jointly by the parties for non-binding resolution of the open issues between the parties. The parties are required to announce the revised agreement upon signing and take all measures necessary or helpful to successfully consummate the revised transaction.

13.7.3.3	Determining the Satisfaction of a Closing Condition

To the extent that the determination of whether a closing condition is satisfied depends on the opinion of a third party neutral expert, Wincor Nixdorf will, to the extent legally permissible, provide the neutral expert with reasonable support and all requisite information regarding Wincor Nixdorf, its subsidiaries and the businesses they operate. Diebold has agreed to bear all of Wincor Nixdorf’s expenses incurred in connection with its cooperation with the neutral expert.

13.7.4	Approvals by the Diebold and Wincor Nixdorf Boards; Recommendations by the Wincor Nixdorf Boards

13.7.4.1	Boards’ Approval of Entry into the Business Combination Agreement

Diebold’s board of directors has approved Diebold’s entry into the Business Combination Agreement and its performance of its obligations thereunder, and Wincor Nixdorf’s management board (Vorstand) and supervisory board (Aufsichtsrat) have approved Wincor Nixdorf’s entry into the Business Combination Agreement and its performance of its obligations thereunder.

13.7.4.2	Wincor Nixdorf’s Support and Recommendation of the Exchange Offer

Wincor Nixdorf’s management board and supervisory board have, based on the information available to them on the date of the Business Combination Agreement, taken the view that the Business Combination is in the best interest of Wincor Nixdorf, its stockholders, employees and other stakeholders.

Without undue delay and within five business days following the commencement of the Exchange Offer, the management board and the supervisory board of Wincor Nixdorf will, separately or jointly, publish a reasoned statement pursuant to Section 27(3) and Section 14(3) of the German Takeover Act. In their reasoned statement, the management board and the supervisory board of Wincor Nixdorf will confirm, in their opinion and subject to their review of the final exchange offer document, (i) that the Offer Consideration is fair and adequate, (ii) their support for the Exchange Offer, (iii) their recommendation to the holders of Wincor Nixdorf shares to tender their Wincor Nixdorf shares in the Exchange Offer, and (iv) that members of the management board will either tender their Wincor Nixdorf shares into the Exchange Offer or sell their Wincor Nixdorf shares in compliance with applicable laws via or outside the exchange, at a price and at a time that is, at their sole discretion, reasonably satisfactory to them. Wincor Nixdorf will provide Diebold and Diebold’s advisors the opportunity to review and comment on each reasoned statement or response statement under Rule 14e-2 of the Exchange Act, including all additions and modifications thereto, prior to publication. Although the content of any such reasoned statement or response statement (including any subsequent amendment, supplement or modification thereof) is subject to the ultimate decision of Wincor Nixdorf, such reasoned statement or response statement must materially comply with the terms and conditions of the Business Combination Agreement.

In addition, until the earlier of the termination of the Business Combination Agreement and the consummation of the Exchange Offer (including the expiration of the Put Right Period pursuant to Section 39c of the German Takeover Act, if applicable), Wincor Nixdorf has agreed to support the Exchange Offer and the Business Combination in any and all publications and communications that relate to the Business Combination, including in:

•	the response statement under Rule 14e-2 of the Exchange Act, which Wincor Nixdorf shall publish no later than five business days following the publication of the offer document; and

•	all public statements, press conferences, interviews, (joint) roadshows, investor conferences and other opportunities to support the Exchange Offer, if and to the extent that these relate to the Business Combination.

The management board and supervisory board of Wincor Nixdorf have agreed not to withdraw or amend the reasoned statement adversely to Diebold, decide against giving the reasoned statement, or otherwise breach their obligation to give the reasoned statement. After publishing a reasoned statement, the management board and supervisory board of Wincor Nixdorf have also agreed not to act in a manner that is contrary to the reasoned statement and could adversely affect the successful consummation of the Exchange Offer (other than as permitted in the Business Combination Agreement). Furthermore, the management board and supervisory board of Wincor Nixdorf will not recommend a Competing Offer, or recommend that the holders of Wincor Nixdorf take or consider taking any action that could prevent, delay or otherwise adversely affect the implementation of the Exchange Offer.

13.7.5	Conditions to Recommendations of Wincor Nixdorf

The Wincor Nixdorf management board’s and supervisory board’s obligations to support and recommend the Exchange Offer in each of their reasoned statement will be subject to the following conditions:

•	no Competing Offer, or intention thereof, has been announced or launched by a third party that the management board and supervisory board have determined to be a Superior Proposal, as described below (provided that Wincor Nixdorf has informed Diebold without undue delay after such determinations have been made); and

•	no other circumstances exist that would cause or, as confirmed in writing by an external legal counsel of recognized standing, would be likely to cause the members of the management board and/or the supervisory board of Wincor Nixdorf AG to violate their duties under applicable law, including any obligations of the members of the management board and/or the supervisory board to observe their duty of care and fiduciary duty vis-à-vis Wincor Nixdorf, including their obligations under Sections 27 and 33 of the German Takeover Act and under Sections 79, 93 and 116 of the German Stock Corporation Act.

13.7.6	Third-Party Acquisition Proposals

13.7.6.1	Non-Solicitation

Until the earlier of the termination of the Business Combination Agreement and the consummation of the Exchange Offer, Wincor Nixdorf will, to the extent permitted by law and corporate authorization, refrain, and use reasonable efforts to cause its subsidiaries to refrain, from initiating any measures or steps that could jeopardize the success of the Exchange Offer, including the following:

•	actively asking for a Competing Offer that could jeopardize the success of the Exchange Offer;

•	actively asking for another transaction, proposal or approach that is economically or otherwise comparable to a Competing Offer that, if implemented, could jeopardize the success of the Exchange Offer; or

•	unless actively approached with a proposal that is reasonably likely to result in a superior offer or another transaction that is economically or otherwise comparable to a Competing Offer, entering into any communications, discussions, negotiations, correspondence or arrangements, or making any confidential documents relating to Wincor Nixdorf or its subsidiaries or their businesses available with a view to soliciting a Competing Offer or any other transaction that, if implemented, could jeopardize the success of the Exchange Offer.

Wincor Nixdorf has agreed to inform Diebold as soon as reasonably practicable if it has been approached by a third party in relation to a situation that could reasonably be expected to end in a Competing Offer or other transactions that, if implemented, would jeopardize the success of the Exchange Offer.

Notwithstanding the foregoing, Wincor Nixdorf’s management board or supervisory board or any subsidiaries of Wincor Nixdorf will not be prevented from:

•	providing information duly requested or required by a regulatory authority;

•	engaging with a third party that submits a bona fide, unsolicited proposal that is reasonably likely to result in a superior proposal for the Wincor Nixdorf shares, provided that Wincor Nixdorf makes available to Diebold as soon as reasonably practicable any material non-public information made available to such third party that was not previously provided to Diebold;

•	(i) referring to adverse tax consequences for German retail investors that accept the Exchange Offer; (ii) advising German retail investors to consider that a disposal of their Wincor Nixdorf Ordinary Shares in the market or otherwise might be more beneficial than accepting the Exchange Offer, (iii) disposing of their Wincor Nixdorf Ordinary Shares outside of the Exchange Offer by selling their Wincor Nixdorf Ordinary Shares via or outside the stock exchange at a price and at a time that is, at their sole discretion, reasonably satisfactory to them, it being understood that such Wincor Nixdorf shares will not be sold to Wincor Nixdorf or any of its subsidiaries prior to the consummation of the Exchange Offer or (iv) informing investors and the press accordingly in any statements required to be made by Wincor Nixdorf’s management board or supervisory board or otherwise;

•	acting in accordance with their fiduciary duties under German law, in particular, the duties of care and loyalty under Section 93 of the German Stock Corporation Act;

•	acting in accordance with the concept of managerial neutrality under Section 33 of the German Takeover Act; or

•	acting in accordance with the business judgment rule under Section 76 of the German Stock Corporation Act.

13.7.6.2	Definition of Competing Offer

A Competing Offer is an offer that was announced by a third party within the meaning of Section 22 of the German Takeover Act.

13.7.6.3	Definition of Superior Proposal

A superior proposal is a Competing Offer which, according to an ad hoc notification by Wincor Nixdorf pursuant to Section 15 of the German Securities Trading Act, offers an overall consideration exceeding the Offer Consideration or that is otherwise determined by the management board and supervisory board of Wincor Nixdorf AG to be in the best interest of Wincor Nixdorf.

13.7.6.4	Reasonable Best Efforts to Obtain Required Approvals

Diebold and Wincor Nixdorf have agreed to render to each other all reasonably necessary assistance and cooperation to ensure that the all antitrust approvals required to consummate the Exchange Offer are obtained as promptly as reasonably practicable. Such cooperation includes working together to ensure that any notifications and other documents required for Diebold and/or Wincor Nixdorf to apply for the antitrust clearances are completed and filed with the relevant authorities as promptly as reasonably practicable. Diebold has agreed to keep Wincor Nixdorf promptly informed of the status and progress of the processes for obtaining such clearances, and to consult with Wincor Nixdorf sufficiently in advance on the content and timing of the notifications and all written communications to such authorities before such notifications or communications are made and take account of any of Wincor Nixdorf’s comments. Additionally, Diebold has agreed to furnish to Wincor Nixdorf or its legal advisors copies of the notifications and all other related correspondence in the form in which such correspondence was sent to the relevant authorities (excluding certain analyses and reports as specified in the Business Combination Agreement), and afford Wincor Nixdorf and its advisors reasonable opportunity to participate in all meetings and discussions with each of the relevant antitrust authorities in connection with the Business Combination to the extent permitted by the policy of the relevant authority or by law.

Pursuant to the Business Combination Agreement, the parties have agreed to establish a task force consisting of competition law experts that will jointly manage the antitrust clearances, share information, and cooperate in good faith with the objective to have all antitrust clearances obtained in a timely manner. The task force will report to the CEOs of Diebold and Wincor Nixdorf at least once every two weeks.

Diebold and Wincor Nixdorf will discuss in good faith how to address issues raised by the antitrust authorities, and Diebold will:

•	discuss with any antitrust authority that raised any issue with respect to the transaction to explore the possibility of addressing such issue by offering commitments to such antitrust authorities, and

•	offer to such antitrust authorities such commitments as would be necessary to ensure that all antitrust approvals are obtained.

Diebold is not required to propose, agree to or accept any commitments or conditions that would require Diebold to divest existing businesses, business divisions or product lines of either Wincor Nixdorf or Diebold or of the combined company that, in the aggregate would represent more than 8% of the consolidated annual revenues of the combined company (based on the most recently available quarterly report). However, Diebold is required to offer, agree to or accept any disposal or other obligations, commitments or conditions with respect to any businesses of Diebold in the United States or Germany to the extent necessary required by U.S. or German authorities.

Diebold and Wincor Nixdorf have also agreed to use their respective reasonable best efforts to make all other applicable regulatory filings and obtain all other requisite regulatory approvals and clearances as promptly as reasonably practicable.

13.7.7	Term and Termination

13.7.7.1	Term

The Business Combination Agreement has a fixed term of three years from November 23, 2015.

13.7.7.2	Termination Rights

Prior to the expiration of the term of the Business Combination Agreement or the consummation of the Exchange Offer, the Business Combination Agreement may be terminated with immediate effect by either Diebold or Wincor Nixdorf if:

•	the Exchange Offer lapses or is not capable of being consummated by November 21, 2016 because of a Closing Failure, provided that the terminating party is not then in material breach of the Business Combination Agreement relating to the closing condition that failed to be satisfied; or

•	the other party violates its material obligations under the Business Combination Agreement and the violation was not cured within five business days (except with respect to the obligation to negotiate in good faith and enter into a revised transaction or pay the termination fee or with respect to all other claims for damages resulting from any breach of any obligation under the Business Combination Agreement).

However, Wincor Nixdorf cannot exercise one of the above termination rights if it intends to terminate in order to accept a superior proposal.

In addition, prior to the expiration of the term of the Business Combination Agreement or the consummation of the Exchange Offer, the Business Combination Agreement may be terminated with immediate effect by Wincor Nixdorf if:

•	after signing the Business Combination Agreement, Diebold does not promptly publish its decision to launch the Exchange Offer;

•	the approved exchange offer document has not been published by February 10, 2016;

•	the consideration offered in the Exchange Offer is lower than the amount in the Business Combination Agreement, or the Exchange Offer is subject to additional closing conditions;

•	Diebold’s disclosure of its strategy or intentions in the approved exchange offer document is different than the intentions set forth in the Business Combination Agreement (unless such differences are due to requirements by the SEC or BaFin or do not materially adversely affect the interest of Wincor Nixdorf, its shareholders and/or other stakeholders); or

•	the management board and/or the supervisory board of Wincor Nixdorf AG no longer supports the Exchange Offer and they have informed Diebold that they intend to pursue a superior proposal, provided that Wincor Nixdorf has negotiated with Diebold in good faith before or after disclosing the superior proposal.

In addition, prior to the expiration of the term of the Business Combination Agreement or the consummation of the Exchange Offer, the Business Combination Agreement may be terminated with immediate effect by Diebold if:

•	the management board and/or the supervisory board of Wincor Nixdorf AG does not issue or withdraws its reasoned statement or amends the reasoned statement in a way that could jeopardize the success of the Exchange Offer; or

•	the SEC or BaFin requires a change to the Registration Statement or the exchange offer document, as applicable, and such change means that Diebold cannot publish such registration statement or the approved exchange offer document such that each of those documents is in compliance with the Business Combination Agreement, and Diebold therefore does not publish such registration statement or the approved exchange offer document in compliance with the Business Combination Agreement.

The parties agreed that the right to terminate the Business Combination Agreement for good cause remains unaffected. Good cause exists where the terminating party, taking into account all circumstances of the specific case and weighing the interests of the parties, cannot reasonably be expected to continue the contractual relationship through the remainder of the agreed fixed term, pursuant to Section 314 para. 1 sentence 1 of the German Civil Code.

Notice of any termination must be given in writing and must, except for any termination made by Wincor Nixdorf in respect of its termination right in relation to the failure to satisfy the regulatory condition, be made within ten business days after the terminating party has become aware of the factual circumstances on which a termination right is based and any good-faith negotiations have failed. In the event of the termination of the Business Combination Agreement, the Business Combination Agreement will have no further effect, except for the provisions permitting the disclosure of the Business Combination Agreement in Diebold’s filings with the SEC and in the draft exchange offer document and the approved exchange offer document, and except for provisions related to termination, termination fees and notices and the miscellaneous provisions.

13.7.7.3	Termination Fees

If (i) the Exchange Offer is not consummated due to the failure to satisfy one or more of the regulatory condition, the Registration Statement Condition, or the No Market Material Adverse Change Condition, (ii) Diebold and Wincor Nixdorf were unable to agree to a revised transaction and enter into a revised agreement following good-faith negotiations during a period of two months in compliance with the requirements of the Business Combination Agreement, including, to the extent necessary, the consultation of a mediator and (iii) either party has terminated the Business Combination Agreement due to the lapse of the Exchange Offer, with the Exchange Offer not being or not capable of being consummated by November 21, 2016 due to the failure to satisfy a closing condition or Wincor Nixdorf has terminated the Business Combination Agreement pursuant to one of its unilateral termination rights described above (other than due to the intention of Wincor Nixdorf to pursue a superior offer), then Diebold must pay to Wincor Nixdorf without undue delay after the expiration of the two-month period for the negotiation of a revised transaction an amount equal to one of the fees below, provided, that if more than one of the closing conditions described above failed to be satisfied, the termination fee payable will correspond to the first of those failures to occur:

•	€20 million if there was a failure of the Registration Statement Condition, unless the failure of the Registration Statement Condition arose in connection with a change required by the SEC on the recommendation of the management board and the supervisory board of Wincor Nixdorf or on the section on Wincor Nixdorf’s reasons for the transaction which forms part of this Prospectus or was caused by Wincor Nixdorf, and, in the latter case, Diebold has requested in writing that Wincor Nixdorf cure the circumstances that caused the failure of the Registration Statement Condition and granted sufficient time for Wincor Nixdorf to do so; Diebold’s obligation in respect of the written request and cure period is only applicable, however, if (i) Diebold was aware or should have been aware that the failure of the Registration Statement Condition was caused by Wincor Nixdorf and (ii) the prompt application of a cure measure would have resulted in the prevention of the failure of the Registration Statement Condition; or

•	€30 million if there was a failure of the No Market Material Adverse Change Condition; or

•	€50 million if there was a failure of the regulatory condition on or before November 21, 2016.

The payment of the termination fee as described above will not preclude any further liability of Diebold, provided, however, that Wincor Nixdorf’s damages in such case must (i) exceed the amount of the termination fee paid by Diebold or (ii) be based on facts other than the failure of the regulatory condition, the Registration Statement Condition, or the No Market Material Adverse Change Condition, as the case may be.

In case an objective third party would have to conclude that one of the regulatory condition, the Registration Statement Condition or the No Market Material Adverse Change Condition will fail to be satisfied, Diebold and Wincor Nixdorf have agreed that the obligation to pay the termination fee may not be circumvented by Diebold’s decision not to publish the approved exchange offer document as provided for under the Business Combination Agreement or otherwise. Diebold and Wincor Nixdorf also agree that Diebold may not deviate from the terms of the Business Combination Agreement to circumvent its obligation to pay the termination fee.

Diebold and Wincor Nixdorf agreed that the payment of the termination fee will not affect any claims of Wincor Nixdorf against Diebold for performance of its obligations under the Business Combination Agreement or for any further damages.

13.7.8	Conduct of the Business Pending the Business Combination

Under the terms of the Business Combination Agreement, Diebold and Wincor Nixdorf have agreed that, until the earlier of the termination of the Business Combination Agreement and the consummation of the Exchange Offer, Wincor Nixdorf AG will, to the extent permitted by law and subject to relevant fiduciary duties and the terms of the Business Combination Agreement, and will use its best efforts to ensure that its subsidiaries will, conduct their businesses in the ordinary course consistent with past practice in all material respects, including continuing Wincor Nixdorf’s announced restructuring program entitled “Delta Program.” In addition, Wincor Nixdorf has agreed that during such period it and its subsidiaries will refrain from taking actions without the prior consent of Diebold relating to:

•	entering into major joint ventures, partnerships or other forms of co-operations with third parties, if such transactions could adversely affect the consummation of the Exchange Offer;

•	purchasing, selling, acquiring, transferring or encumbering material assets of Wincor Nixdorf or its subsidiaries, directly or indirectly, whether by way of merger, consolidation, acquisition or otherwise; or

•	disposing of such assets in another manner;

provided that Wincor Nixdorf and its subsidiaries are not prevented from:

•	pursuing a project which Wincor Nixdorf has initiated prior to the announcement of the Exchange Offer;

•	making an investment or divestiture with a value of less than €50.0 million in each individual case unless the aggregate amount of such investments or divestiture exceeds €200.0 million;

•	taking any measures regarding the Wincor Nixdorf option plan including the issuance of any additional option rights or shares thereunder, cash settlement of the Wincor Nixdorf option plan or any other amendment or supplement thereto;

•	extending the appointments and service agreements of the members of the management board of Wincor Nixdorf AG;

•	granting employees, officers and/or members of the management board retention bonuses or other incentives to continue their service with Wincor Nixdorf AG or its subsidiaries, or granting bonuses for additional work relating to the Exchange Offer and Business Combination; and/or

•	in accordance with law, transferring any of Wincor Nixdorf AG’s subsidiaries to Wincor Nixdorf AG or to another of its subsidiaries, implementing any intra-group mergers of any of Wincor Nixdorf AG’s subsidiaries within the Wincor Nixdorf group, entering into or terminating or cancelling any enterprise agreements within the meaning of Section 291 of the German Stock Corporation Act within Wincor Nixdorf and/or implementing any other corporate reorganization measures within Wincor Nixdorf.

Further, Wincor Nixdorf will ensure that any exercisable option rights under its stock option plan are settled by cash payments between the signing of the Business Combination Agreement and the later of (i) the expiration of the Additional Acceptance Period and (ii) the expiration of the Put Right Period, if any.

Each of Diebold and Wincor Nixdorf has agreed to continue paying dividends not exceeding its past practice until the consummation of the Exchange Offer. Diebold has also agreed that prior to the consummation of the Exchange Offer, it and its subsidiaries will refrain from initiating:

•	split, reverse split, combination or reclassification of Diebold Common Shares or any other outstanding equity securities;

•	amendments to its organization documents to the extent such amendments would reasonably be expected to adversely affect the holders of Wincor Nixdorf Ordinary Shares; or

•	any action that would jeopardize the success of the Exchange Offer.

Diebold and Wincor Nixdorf have agreed that Wincor Nixdorf AG and its subsidiaries will use commercially reasonable efforts to refrain from increasing Wincor Nixdorf’s borrowings by more than an aggregate total of €300.0 million.

Except with respect to a Competing Offer, superior proposal and/or comparable transactions, which are subject to specific notification requirements described above, or information that constitutes insider information (which, if it relates to a closing condition, will be shared with the third party neutral expert as provided in the Business Combination Agreement), Diebold and Wincor Nixdorf will notify each other without undue delay if any circumstance occurs which will, or could reasonably be expected to, result in a Closing Failure, the noncompliance with that party’s obligations under the Business Combination Agreement or an otherwise materially adverse effect on the consummation of the Business Combination.

13.7.9	Financing Cooperation of Wincor Nixdorf; Refinancing of Wincor Nixdorf

To the extent permitted by law, Wincor Nixdorf and its subsidiaries will use reasonable efforts to provide the necessary cooperation to any actual or prospective person providing underwriting or arranging the certain funds financing or any other financing or refinancing of, or in connection with, the Business Combination, as may be reasonably requested by Diebold. Upon proper notification, Diebold will assume reasonable out-of-pocket costs and other expenses that Wincor Nixdorf and its subsidiaries incur in the course of providing such cooperation (subject to certain exceptions specified in the Business Combination Agreement).

Diebold and Wincor Nixdorf committed in the Business Combination Agreement to discuss Wincor Nixdorf’s (re-)financing strategy in good faith and in a collaborative way. Wincor Nixdorf will give Diebold reasonable access to all lenders of debt sources that become due as a consequence of or in connection with the closing of the Exchange Offer. In the Business Combination Agreement, Diebold has committed to grant a shareholder loan to Wincor Nixdorf upon closing at market terms to cover any (re-)financing needs of the target arising out of the closing of the Exchange Offer in an amount of up to €500.0 million. Diebold has secured a portion of €175.0 of that shareholder loan through binding financing agreements with banks.

13.7.10	Corporate Measures Under German Law

The terms and conditions of the Business Combination Agreement do not prevent either Diebold or Wincor Nixdorf from seeking to enter into and/or to adopt resolutions in favor of any of the following:

•	any enterprise agreement pursuant to Section 291 of the German Stock Corporation Act;

•	a merger, change of the corporate form or cash-out merger under the German Transformation Act;

•	a squeeze-out under the German Stock Corporation Act or the German Takeover Act; or

•	an integration under the German Stock Corporation Act in relation to Diebold and/or Wincor Nixdorf.

Following any merger involving Diebold and Wincor Nixdorf, rights and obligations of Wincor Nixdorf under the Business Combination Agreement will apply, mutatis mutandis, to the merged company.

13.7.11	Governance and Management of the Combined Diebold and Wincor Nixdorf

13.7.11.1	Composition of Boards

The Business Combination Agreement provides that, subject to the organizational and governance rules under applicable laws and any applicable fiduciary duties, Diebold and Wincor Nixdorf will use their respective best efforts to staff the respective boards of Diebold and Wincor Nixdorf as promptly as reasonably practicable after the closing as follows:

•	Supervisory board of Wincor Nixdorf AG. Three current members of the supervisory board will resign from their positions and be replaced by three representatives of Diebold (one representative will be female to ensure compliance with German laws on gender quota in supervisory boards). The total number of members of the supervisory board (twelve members, with six members representing the shareholders and six members representing the employees) will remain unchanged;

•	Management board of Wincor Nixdorf AG. The current members of the management board will continue to manage Wincor Nixdorf, although Diebold can, upon reasonable request, obtain adequate representation on the management board. Each member of the management board will discuss with the supervisory board his or her new service agreement to ensure the agreement’s compliance with Diebold’s human resource practices; and

•	Board of Directors of Diebold, Inc. Diebold, Inc.’s board of directors will be expanded to an overall number of thirteen board members, and Wincor Nixdorf AG’s chief executive officer as of the date of the Business Combination Agreement, Mr. Eckard Heidloff, as well as Dr. Alexander Dibelius, the chairman of the Wincor Nixdorf AG supervisory board, and Dr. Dieter Düsedau, a member of the Wincor Nixdorf AG supervisory board, will be elected to the board of directors of Diebold, Inc. Thereafter, Diebold will nominate and recommend Mr. Heidloff, Dr. Dibelius and Dr. Düsedau for election by the shareholders of Diebold, Inc. to the board of directors of Diebold, Inc., and will continue to nominate and recommend these candidates for the Diebold, Inc. board of directors so long as Mr. Heidloff remains employed as a member of the management board of Wincor Nixdorf AG and as president of Diebold, Inc. Following the termination of his employment as a member of the management board of Wincor Nixdorf AG and as president of Diebold, Inc., Mr. Heidloff will resign from Diebold, Inc.’s board of directors, and Diebold’s obligation in respect of nomination and recommendation will continue with respect to Dr. Dibelius and Dr. Düsedau only. In accordance with Rule 438 of the Securities Act, each of Mr. Heidloff, Dr. Dibelius and Dr. Düsedau have provided Diebold with an executed consent to being named in the Registration Statement (including any amendments, prospectuses or prospectus supplements thereto), as a person anticipated to become a director of Diebold, Inc. and to the filing of such consent as an exhibit thereto.

13.7.11.2	Senior Management and Management System

Upon the appointment of Mr. Heidloff to Diebold’s board of directors, Diebold will also appoint Mr. Heidloff as president of Diebold.

Diebold and Wincor Nixdorf have agreed upon a governance and management system for the combined Diebold and Wincor Nixdorf as follows, to be implemented after the consummation of the Exchange Offer as promptly as practicable:

•

Executive committee. The primary executive management body regarding the leadership and the direction of the operations and the organization in the combined Diebold and Wincor Nixdorf will be an executive committee consisting of eight members. The executive committee will be organized in accordance with the management principles customary for a publicly-listed company in the United States, and will include the roles of (i) chief executive officer of Diebold, (ii) president of Diebold, (iii) chief financial officer of Diebold, (iv) chief integration officer and senior vice president of retail, (v) head of the “systems” business line, (vi) head of the “software” business line, (vii) head of the

“services” business line and (viii) chief legal officer / general counsel of Diebold. The executive committee appointments will be balanced to reflect the joint management approach of Diebold and Wincor Nixdorf;

•	Core leadership team. The combined Diebold and Wincor Nixdorf will have a core leadership group of approximately 25 members, which encompasses the broader group of company leaders, including all members of the executive committee, the head of the “security” business line, regional leaders, leader of the “retail” customer segment, and core corporate function leaders. The executive committee appointments will be based on performance, but, where appropriate, Diebold and Wincor Nixdorf agree that a balanced approach is preferable; and

•	Leadership team. The combined Diebold and Wincor Nixdorf will have a leadership team of approximately 200 members, consisting of all employees at the vice president level and above. The leadership team will meet in person once a year.

13.7.12	Other Post-Completion Matters

13.7.12.1	Preparation for Integration; Compliance

In order to ensure an effective and efficient integration process following the closing, Diebold and Wincor Nixdorf will cooperate to ensure a successful integration of the businesses of the companies, subject to applicable laws. Pursuant to the Business Combination Agreement, the parties will establish an integration committee consisting of four members (two members nominated by each of Diebold and Wincor Nixdorf), whom may be replaced by Diebold or Wincor Nixdorf, respectively, with other members of the core leadership team of the combined company, as described above. The parties have agreed to nominate an integration management office which will assist the integration committee in managing the integration process, which will be chaired by the chief integration officer and will report to the integration committee. Upon closing, to the extent legally permissible and practical, the integration committee will oversee the integration management office, implement and measure the state of the integration and ensure cooperation, oversee all defined (part) pilot, designate senior management positions of the combined company, and oversee the implementation of the employment matters.

The parties will work together to develop an integration plan which outlines all relevant objectives for the integration of the businesses and further develops the post-closing business strategy (“Integration Master Plan”).

In addition, the parties have agreed, to the extent legally permissible, to (i) commit to align their respective compliance programs and systems on a best practice basis, with reference to laws and practices in the United States, Germany, other relevant jurisdictions, and the terms of Diebold’s agreements with the United States government, to be effective after the consummation of the Exchange Offer, (ii) enter into good faith negotiations with the objective to reach an agreement outlining the specific features of a best practices compliance program for the combined Diebold and Wincor Nixdorf, including certain features to be adopted at both Diebold and Wincor Nixdorf and (iii) commit to conducting a risk-based analysis led by experts under relevant laws at both Diebold and Wincor Nixdorf, with the goal of identifying changes to be made in order to implement the combined company’s compliance program after the consummation of the Exchange Offer, and with the changes made prior to the consummation of the Exchange Offer to be shared contemporaneously between Diebold and Wincor Nixdorf.

13.7.12.2	Name and Brand of the Combined Company

Subject to obtaining the required consents, the name of the enterprise operated by the combined Diebold and Wincor Nixdorf will be “Diebold Nixdorf,” which name change will be reflected in Diebold, Inc.’s and Wincor Nixdorf AG’s articles of incorporation as soon as reasonably practicable after the consummation of the Exchange Offer. If required consent cannot be obtained, the parties will negotiate in good faith to agree to a substitute name that reflects the names of both parties in a balanced way. The corporate colors of the combined Diebold and Wincor Nixdorf will include blue as used by Diebold and red as used by Wincor Nixdorf, and the logo design of the combined Diebold and Wincor Nixdorf will incorporate the principle of Wincor Nixdorf’s logo design with blue characters and a red stripe.

13.7.12.3	Dual Headquarters; Reporting

The business of the combined Diebold and Wincor Nixdorf will be operated from headquarters located in Canton, Ohio and Paderborn, Germany, with Canton, Ohio being the location of the registered offices. There will be no change to the location of Wincor Nixdorf’s corporate headquarters in Paderborn or to Wincor Nixdorf’s German material subsidiaries, and any changes to the business locations agreed between Wincor Nixdorf and Diebold will be subject to arm’s-length standards and be reviewed for tax efficiency. The combined Diebold and Wincor Nixdorf will have internal steering and reporting lines customary for a publicly-listed company in the United States.

13.7.12.4	Global Responsibilities; Structure of the Business Operations

The business of the combined Diebold and Wincor Nixdorf will be conducted along the dimensions of (i) lines of business, which will include hardware, software and services and (ii) geographical regions, consisting of North America, Latin America, Asia, Pacifica and Japan, and Germany, the rest of Europe, the Middle East and Africa, and (iii) customer segments, currently consisting of a retail and a banking segment. Lines of business will be the combined company’s primary management dimension with profit and loss responsibility, and geographical regions will be the combined company’s secondary management dimension. Lines of business will be organized as follows:

•	the “services” line of business will be centered in the Canton, Ohio headquarters under the leadership of Mr. Olaf Heyden;

•	the “systems” line of business will be centered in the Paderborn headquarters under the leadership of Dr. Ulrich Näher; and

•	the “software” line of business will be centered in the Paderborn headquarters and Utrecht (with a sub-location in London, Ontario) under the leadership of Mr. Alan Kerr.

The management teams below the leadership for each line of business will be staffed such that both Diebold and Wincor Nixdorf are represented in a fair way, with performance considered over origin company in terms of staffing.

The regional leaders will be matrixed with the lines of business dimension. The combined Diebold and Wincor Nixdorf intends to use a global account program for selected customers to better address large-scale customers with global needs. The lines of business will be coordinated and the global responsibilities and structure of the business operations will be implemented in a tax efficient manner according to steps that will be set forth in the integration master plan.

13.7.12.5	Employee Matters

The Business Combination Agreement provides that following the completion of the Business Combination, all employees of the combined Diebold and Wincor Nixdorf will be treated fairly in connection with the integration process. Diebold will not cause Wincor Nixdorf to take actions that would lead to a change of the existing level and status of co-determination in the Wincor Nixdorf supervisory board. The businesses and operations of Wincor Nixdorf as of November 23, 2015 will substantially be maintained at least until September 30, 2018, subject to Wincor Nixdorf’s current restructuring program, and any reduction of Wincor Nixdorf’s workforce in Germany will not materially exceed the extent contemplated under the Delta Program. Furthermore, Diebold agrees to respect all labor-related provisions in Germany, including existing shop agreements and collective bargaining agreements.

13.7.12.6	Indemnification of Wincor Nixdorf

Wincor Nixdorf and its directors, employees and advisors will not be liable to Diebold for the correctness and completeness of disclosure or information provided by them in connection with the preparation of the Registration Statement and prospectus or the offer document, except for willful misconduct by Wincor Nixdorf or its subsidiaries. Diebold and Wincor Nixdorf have agreed that Diebold will indemnify and hold harmless Wincor Nixdorf, its subsidiaries, and their respective directors, officers and employees, from any and all damages incurred in connection with (i) any acts or omissions at or prior to the completion of the Business Combination relating to the fulfilment of their obligations in connection with the completion of the Business Combination, (ii) following the completion of the Business Combination, any acts or omissions relating to the fulfilment of their obligations in connection with the integration of the companies, and (iii) with respect to Mr. Heidloff, Dr. Dibelius and Dr. Düsedau, for acts or omissions relating to being named as such directors. Diebold has also agreed, prior to the declaration of effectiveness of the registration statement, to name Mr. Heidloff, Dr. Dibelius and Dr. Düsedau as insured persons under Diebold’s existing management liability insurance policy, or any similar policy, on the same basis as the current members of Diebold’s board of directors, in particular, but not limited to, with regard to the registration statement.

Diebold and Wincor Nixdorf have agreed that Diebold will use its reasonable best efforts to defend Wincor Nixdorf or any other member of the Wincor Nixdorf Group, their directors, officers or employees against any third-party claims relating to the completion of the Business Combination or the integration of the companies. Notwithstanding the foregoing, Diebold is not obligated to indemnify Wincor Nixdorf or any other member of the Wincor Nixdorf Group, their directors, officers or employees for its willful misconduct or, if such director, officer or employee serves as a member of the board of directors of Diebold, for acts or omissions in violation of fiduciary duty as a director of Diebold.

Unless otherwise specified in the Business Combination Agreement, however, Diebold and Wincor Nixdorf remain liable for breach of the Business Combination Agreement.

13.7.12.7	Communications

Except in respect of any announcement required by (i) applicable law or regulation, (ii) a request by a court, regulatory body or other public authority or (iii) an obligation pursuant to a listing agreement with or rules of a securities exchange, each of Diebold and Wincor Nixdorf have agreed to consult with each other regarding (1) any press release or other public written statements concerning the Business Combination Agreement, the Exchange Offer or the Business Combination and (2) other public statements, such as interviews, in case such other public statements deviate from or go beyond general guidelines that Diebold and Wincor Nixdorf will develop for any public communication made after the announcement of the entry into the Business Combination Agreement, the Exchange Offer or the Business Combination, in each case (1) and (2) prior to the respective publication or public statement. Diebold and Wincor Nixdorf acknowledge that Diebold will have to regularly communicate and file information with the SEC and that all such communications and filings will be exempt from the requirements above.

13.7.12.8	No Recourse to Financing Sources

Notwithstanding any provision of the Business Combination Agreement, Wincor Nixdorf has agreed that none of the financing sources or equity holders or affiliates of the financing sources or any parties related to the financing sources is a party to the Business Combination Agreement. Therefore, the financing sources and such equity holders, affiliates or related parties will not have any liability or other obligation to Wincor Nixdorf relating to the Business Combination Agreement or the transactions contemplated by the Business Combination Agreement.

13.7.12.9	Assignments; Fees and Expenses

Unless otherwise provided in the Business Combination Agreement, any rights under the Business Combination Agreement may only be assigned with the prior written consent of the respective other parties. Each party will bear its own fees and expenses with respect to the Business Combination as well as the entry into and the consummation of the Business Combination Agreement.

13.7.12.10	Amendments and Waivers

All amendments or waivers to the Business Combination Agreement must be made in writing, unless stricter requirements as to their form are required by applicable law.

13.7.12.11	Governing Law and Arbitration

The parties have agreed that the Business Combination Agreement will be governed by and construed in accordance with the laws of the Federal Republic of Germany. Any disputes arising from or in connection with the Business Combination Agreement and its consummation will be subject to binding settlement by three arbitrators (Diebold and Wincor Nixdorf may each nominate one of the three arbitrators) in accordance with the arbitration rules of the German Institution of Arbitration without recourse to the courts of law. Exclusive legal venue of the arbitration will be Frankfurt am Main, Germany, and the language of the arbitration proceedings will be English.

13.8	Financing of the Business Combination

We anticipate that we will need to borrow approximately $2.05 billion of Business Combination Financing to complete the Offer. As of September 30, 2015, on a pro forma basis after giving effect to (i) the Business Combination and Offer and the related Business Combination Financing and (ii) the refinancing of certain of Diebold’s and Wincor Nixdorf’s outstanding indebtedness at the time of closing, the total indebtedness of the combined company would have been approximately $2.3 billion, and we would have had undrawn commitments available for borrowings of an additional $520.0 million under our replacement credit facilities. For a discussion of the combined company’s indebtedness on a pro forma basis giving effect to the Business Combination Financing and the anticipated refinancing of existing indebtedness, see “12. Notes to Unaudited Pro Forma Condensed Combined Financial Information.”

For a more complete description of indebtedness incurred by Diebold to acquire the Wincor Nixdorf Ordinary Shares see the section of this Prospectus titled “16.4 Financing of the Business Combination.”

13.9	Potential Post-Completion Reorganization; Squeeze-Out Transactions

Following consummation of the Offer, Diebold intends to pursue a Post-Completion Reorganization to effect a Business Combination of Wincor Nixdorf and Diebold and to acquire any outstanding Wincor Nixdorf Ordinary Shares not tendered in the Offer. A Post-Completion Reorganization could eliminate any minority shareholder interest in Wincor Nixdorf remaining after the Offer or allow Diebold to control Wincor Nixdorf to the greatest extent permissible. Post-Completion Reorganization transactions include:

(1)	a domination agreement and/or a profit and loss transfer agreement, in which case remaining Wincor Nixdorf shareholders will be offered to elect either (i) to continue to hold their Wincor Nixdorf Ordinary Shares and receive an adequate fixed or variable annual guaranteed dividend or annual share of profit in the amount of the guaranteed dividend pursuant to Section 304 of the German Stock Corporation Act, or (ii) to receive an adequate cash compensation in exchange for their Wincor Nixdorf Ordinary Shares pursuant to Section 305(2) of the German Stock Corporation Act; and/or

(2)	a squeeze-out transaction with respect to Wincor Nixdorf Ordinary Shares that Diebold does not already own following the consummation of the Offer, pursuant to (a) a cash merger squeeze-out under Section 62(5) of the German Transformation Act, (b) a corporate squeeze-out under Sections 327a et seq. of the German Stock Corporation Act, or (c) a takeover squeeze-out under Sections 39a et seq. of the German Takeover Act. In such a squeeze-out transaction, ordinary shares of remaining Wincor Nixdorf shareholders would be automatically converted into the right to receive compensation—in the case of (i) a cash merger squeeze-out or a corporate squeeze-out, compensation in cash, and (ii) a takeover squeeze-out, the Offer Consideration or, at the shareholder’s election, all-cash compensation.

In case (1), when determining the adequate fixed or variable annual guaranteed dividend or annual share of profit for shareholders who elect to continue to hold Wincor Nixdorf Ordinary Shares, Diebold will take into account Wincor Nixdorf’s past and current results of operations pursuant to the German Commercial Code (Handelsgesetzbuch) and the German Stock Corporation Act and Wincor Nixdorf’s future earnings prospects. When determining the adequate cash compensation for Wincor Nixdorf shareholders who elect to receive such compensation in exchange for their Wincor Nixdorf Ordinary Shares, Diebold will use Wincor Nixdorf’s discounted earnings or, if appropriate, discounted cash flow, to value the minority shareholders’ shares. In general, the amount of such adequate cash compensation may not be less than the weighted average market price of Wincor Nixdorf’s ordinary shares for the three-month period prior to the announcement of Diebold’s intention to enter into the domination and/or profit and loss transfer agreement.

In case (2), Diebold will determine the amount of consideration or compensation using Wincor Nixdorf’s discounted earnings or, if appropriate, discounted cash flow, to value the minority shareholders’ shares and, in general, the amount may not be less than the weighted average market price of Wincor Nixdorf’s ordinary shares for the three-month period prior to the announcement of Diebold’s intention to initiate a squeeze-out transaction.

In each of cases (1) and (2), an appraisal proceeding may, subject to applicable law, be available to Wincor Nixdorf shareholders under the German Appraisal Proceedings Act (Spruchverfahrensgesetz), except that appraisal rights would not be available in connection with a takeover squeeze-out pursuant to Sections 39a et seq. of the German Takeover Act.

Whether Diebold pursues a Post-Completion Reorganization transaction following consummation of the Offer and the type of such transaction will depend in particular on the percentage of Wincor Nixdorf Ordinary Shares acquired in the Offer and, to the extent legally permissible, in the open market:

•	if Diebold, Inc. (through Diebold KGaA) holds at least 75 percent of Wincor Nixdorf’s outstanding ordinary shares, which it will if the Minimum Tender Condition is satisfied, but less than 90 percent of Wincor Nixdorf’s issued share capital (when determining the relevant share capital, treasury shares will not be taken into account), Diebold or Diebold KGaA intends to enter into a domination agreement and/or a profit and loss transfer agreement with Wincor Nixdorf;

•	if Diebold, Inc. (through Diebold KGaA) holds at least 90 percent of Wincor Nixdorf’s issued share capital (when determining the relevant share capital, treasury shares will not be taken into account) but, directly or indirectly, less than 95 percent Diebold KGaA will conduct a cash merger squeeze-out under Section 62(5) of the German Transformation Act; and

•	if Diebold, Inc. (through Diebold KGaA) holds directly or indirectly at least 95 percent of Wincor Nixdorf’s issued share capital or Wincor Nixdorf’s voting share capital (when determining the relevant share capital, treasury shares will not be taken into account) it intends to pursue initiating either a corporate squeeze-out under Sections 327a et seq. of the German Stock Corporation Act or a takeover squeeze-out under Sections 39a et seq. of the German Takeover Act. Whether Diebold pursues initiating a corporate squeeze-out or a takeover squeeze-out will depend on the circumstances at the time the 95 percent threshold is met. Since in a takeover squeeze-out (unlike in a corporate squeeze-out) Diebold—in the present case—can also offer Diebold common shares to the minority shareholders as compensation for their Wincor Nixdorf Ordinary Shares, the decision to pursue either a corporate squeeze-out or a takeover squeeze-out depends, among other things, on the price of Diebold Common Shares at the time Diebold conducts the squeeze-out.

If, following the Offer, Diebold (through Diebold KGaA) holds less than 90 percent of Wincor Nixdorf’s issued share capital (when determining the relevant share capital, treasury shares will not be taken into account), Diebold may not commence a squeeze-out transaction, but may purchase additional Wincor Nixdorf Ordinary Shares in the open market in order to reach the relevant threshold to consummate a squeeze-out transaction.

Diebold intends to pursue such potential Post-Completion Reorganization transactions following the consummation of the Offer and, if Diebold pursues such transactions, shareholders located or resident in the United States will be permitted to participate in such transactions and will be treated equally with Wincor Nixdorf shareholders who are located outside of the United States.

If there is a domination agreement and/or a profit and loss transfer agreement and Diebold does not buy out the remaining Wincor Nixdorf shareholders by way of a squeeze-out and the remaining minority Wincor Nixdorf shareholders decide against receiving adequate cash compensation in exchange for their Wincor Nixdorf Ordinary Shares pursuant to Section 305(2) of the German Stock Corporation Act, the domination agreement and/or a profit and loss transfer agreement will provide that remaining minority Wincor Nixdorf shareholders will receive an adequate fixed or variable annual guaranteed dividend or annual share of profit in the amount of the guaranteed dividend as determined in the domination agreement and/or a profit and loss transfer agreement. Diebold will determine the amount of such consideration or compensation as described below under “13.9.1 Domination and/or Profit and Loss Transfer Agreement.”

A more detailed discussion of the transactions we may consummate in connection with a potential Post-Completion Reorganization, including the form and amount of the compensation to be received by Wincor Nixdorf shareholders, is provided below.

13.9.1	Domination and/or Profit and Loss Transfer Agreement

Following the Offer, and depending on the percentage of Wincor Nixdorf Ordinary Shares acquired in the Offer and, to the extent legally permissible, in the open market, Diebold (directly or indirectly through any of its subsidiaries) and Wincor Nixdorf may enter into a domination agreement (Beherrschungsvertrag) and/or a profit and loss transfer agreement (Gewinnabführungsvertrag). Under a domination agreement, Diebold would be able to give legally binding instructions to the management board of Wincor Nixdorf AG. In the case of a profit and loss transfer agreement, Wincor Nixdorf would be required to transfer its annual profits and losses to Diebold. Both, a domination agreement and a profit and loss transfer agreement are agreements between affiliated business entities under the German Stock Corporation Act (Aktiengesetz). Each must be approved at a meeting of shareholders of Wincor Nixdorf AG by a majority of at least 75 percent of the votes cast and/or share capital represented at that meeting.

In each case of a domination agreement and/or a profit and loss transfer agreement, remaining Wincor Nixdorf shareholders will be offered to elect either (i) to continue to hold their Wincor Nixdorf Ordinary Shares and receive an adequate fixed or variable annual guaranteed dividend or annual share of profit in the amount of the guaranteed dividend pursuant to Section 304 of the German Stock Corporation Act, or (ii) receive adequate cash compensation in exchange for their Wincor Nixdorf Ordinary Shares pursuant to Section 305(2) of the German Stock Corporation Act.

The annual guaranteed dividend may be fixed or variable and must be determined and paid to the remaining minority Wincor Nixdorf shareholders based on the amount that is likely to be distributed as the average dividend per share, given Wincor Nixdorf’s past and current results of operations determined pursuant to the German Commercial Code (Handelsgesetzbuch) and the German Stock Corporation Act and its future earnings prospects. The fixed or variable annual guaranteed dividend or annual share of profit may be lower than the dividend payments remaining Wincor Nixdorf shareholders would be able to receive, if a profit and loss transfer agreement had not been concluded. When determining the adequate cash compensation for Wincor Nixdorf shareholders who elect to receive such compensation in exchange for their Wincor Nixdorf Ordinary Shares, Diebold will use Wincor Nixdorf’s discounted earnings or, if appropriate, discounted cash flow, to value the minority shareholders’ shares. In general, the amount of such adequate cash compensation may not be less than the weighted average market price of Wincor Nixdorf’s ordinary shares for the three-month period prior to the announcement of Diebold’s intention to enter into the domination and/or profit and loss transfer agreement.

The cash compensation pursuant to Section 305(2) of the German Stock Corporation Act, as well as the amount of a fixed or variable guaranteed dividend or annual share of profit in the amount of the guaranteed dividend are determined in the domination agreement and/or a profit and loss transfer agreement. This agreement is subject to approval at a meeting of Wincor Nixdorf shareholders by a majority of at least 75 percent of the voter cast and/or share capital represented at that meeting. The compensation determined pursuant to Sections 304 and 305(2) of the German Stock Corporation Act must be adequate and is subject to review in an appraisal proceeding (see “13.9.3 Appraisal Rights” below). The Offer Consideration may or may not be considered when determining the dividend or annual share profit paid pursuant to a domination agreement and/or a profit and loss transfer agreement.

13.9.2	Squeeze-Out Transactions

Following the Offer, and depending on the percentage of Wincor Nixdorf Ordinary Shares acquired in the Offer and, to the extent legally permissible, in the open market, Diebold may consider, as the principal shareholder (Hauptaktionär) of Wincor Nixdorf, initiating (directly or indirectly) a mandatory buy-out of Wincor Nixdorf Ordinary Shares that Diebold does not already own. Under German law, three categories of squeeze-out transactions are available, subject to applicable law, to a principal shareholder:

•	the cash merger squeeze-out pursuant to Section 62(5) of the German Transformation Act;

•	the corporate squeeze-out pursuant to Sections 327a et seq. of the German Stock Corporation Act; and

•	the takeover squeeze-out pursuant to Sections 39a et seq. of the German Takeover Act.

13.9.2.1	Cash Merger Squeeze-Out

Pursuant to Section 62(5) of the German Transformation Act, within a three-month period following the date the acquired corporation and the acquirer enter into a merger agreement (Verschmelzungsvertrag), the meeting of shareholders of the acquired corporation may resolve, if the acquirer is a German stock corporation (Aktiengesellschaft) or a German partnership limited by shares (Kommanditgesellschaft auf Aktien) and owns at least 90 percent of the acquired corporation’s issued share capital (when determining the relevant share capital, treasury shares will not be taken into account), to transfer ownership of the shares held by the minority shareholders to the acquirer in exchange for an adequate compensation in cash, determined by the principal shareholder. The squeeze-out resolution requires a majority of the votes cast in the meeting of shareholders, and the acquirer may participate in the vote.

Consequently, Diebold will be able to effect a cash merger squeeze-out only if it holds at least 90 percent of Wincor Nixdorf’s issued share capital (when determining the relevant share capital, treasury shares will not be taken into account) through Diebold KGaA. Sections 327a et seq. of the German Stock Corporation Act apply with respect to the entitlement to compensation and the procedure of the squeeze-out transaction (see “13.9.2.2 Corporate Squeeze-Out” below).

The cash merger squeeze-out becomes effective, and ownership of all shares held by minority shareholders will be transferred to the acquirer by operation of law, at the time of the registration of the merger with the commercial register (Handelsregistereintragung). Upon effectiveness, the global share certificate deposited with Clearstream Banking Aktiengesellschaft, Germany, to the extent it represents the co-ownership interest of the former minority shareholders, will no longer represent such co-ownership interest but, from that time (and exclusively), the claim of the former minority shareholders for payment of an adequate cash compensation. Accordingly, Wincor Nixdorf shareholders who did not tender their Wincor Nixdorf Ordinary Shares in the Offer would, in the event of a cash merger squeeze-out, not become shareholders of Diebold.

Wincor Nixdorf shareholders who did not tender their Wincor Nixdorf Ordinary Shares in the Offer may, subject to applicable law, have appraisal rights following effectiveness of the cash merger squeeze-out. For a more detailed discussion, see “13.9.3 Appraisal Rights” below. In addition, each Wincor Nixdorf shareholder who was present at the meeting of shareholders that passed the squeeze-out resolution and who did object to the squeeze-out resolution at the meeting (Widerspruch zur Niederschrift) may initiate an action for voidance (Anfechtungsklage) under the requirements of Sections 243 et seq. of the German Stock Corporation Act. In an action for voidance, the plaintiff may ask a court within a one-month period following the date of the squeeze-out resolution to enjoin that resolution due to a violation of law or Wincor Nixdorf AG’s articles of association; however, an action for voidance may not be based on the alleged inadequacy of the squeeze-out compensation.

13.9.2.2	Corporate Squeeze-Out

Pursuant to Sections 327a et seq. of the German Stock Corporation Act, the meeting of shareholders of a corporation may, at the request of a shareholder that owns, directly or indirectly, at least 95 percent of the issued share capital (Grundkapital) (“Principal Shareholder”), resolve to transfer ownership of the shares held by the remaining minority shareholders (Minderheitsaktionäre) to the controlling shareholder in exchange for an adequate compensation in cash (angemessene Barabfindung) determined by the principal shareholders. The squeeze-out resolution (Übertragungsbeschluss) requires a majority of the votes cast in the meeting of shareholders, and the principal shareholder may participate in the vote.

Following the registration of the squeeze-out resolution (Übertragungsbeschluss) with the commercial register (Handelsregistereintragung), the Principal Shareholder must pay the compensation to the minority shareholders against delivery of the remaining shares. Prior to the meeting of shareholders, the Principal Shareholder is required to obtain a commitment letter by a credit institution licensed to do business in the Federal Republic of Germany guaranteeing this obligation. The adequate cash compensation must take account of the stock corporation’s circumstances at the time of the squeeze-out resolution and must reflect the full value of the minority shareholders’ shares. It is typically determined in accordance with the discounted earnings method (Ertragswertmethode) or, if appropriate, may be determined in accordance with the discounted cash flow method pursuant to the “Principles for the Preparation of Business Valuations” under IDW Standard S 1 of the Institute of Public Auditors in Germany e.V. (Institut der Wirtschaftsprüfer in Deutschland e.V.). Generally, the compensation may not be less than the weighted average market price of Wincor Nixdorf’s shares for the three-month period prior to the corporation’s ad-hoc announcement of the principal shareholder’s intention to initiate the squeeze-out transaction. The consideration paid in the Exchange Offer or, to the extent legally permissible, outside the Offer in the open market, is generally not conclusive for the determination of the adequate compensation.

The squeeze-out becomes effective, and ownership of all shares held by the minority shareholders will be transferred to the principal shareholder by operation of law, at the time of the registration of the squeeze-out resolution with the commercial register (Handelsregistereintragung). Upon effectiveness, the global share certificate deposited with Clearstream Banking Aktiengesellschaft, Germany, to the extent it represents the co-ownership interest of the former minority shareholders, will no longer represent such co-ownership interest but, from that time (and exclusively), the claim of the former minority shareholders for payment of an adequate cash compensation. Accordingly, Wincor Nixdorf shareholders who did not tender their Wincor Nixdorf Ordinary Shares in the Offer would, in the event of a corporate squeeze-out, not become shareholders of Diebold.

Wincor Nixdorf shareholders who did not tender their Wincor Nixdorf Ordinary Shares in the Offer may, subject to applicable law, have appraisal rights following effectiveness of the corporate squeeze-out. For a more detailed discussion, see “13.9.3 Appraisal Rights” below. In addition, each Wincor Nixdorf shareholder who was present at the meeting of shareholders that passed the squeeze-out resolution and who did object to the squeeze-out resolution at the meeting (Widerspruch zur Niederschrift) may initiate an action for voidance (Anfechtungsklage) under the requirements of Sections 243 et seq. of the German

Stock Corporation Act. In an action for voidance, the plaintiff may ask a court within one month following the date of the squeeze-out resolution to enjoin that resolution due to a violation of law or Wincor Nixdorf AG’s articles of association; however, an action for voidance may not be based on the alleged inadequacy of the squeeze-out compensation.

13.9.2.3	Takeover Squeeze-Out

Pursuant to Sections 39a and 39b of the German Takeover Act, a bidder that holds (directly or indirectly) at least 95 percent of the target’s voting share capital (stimmberechtigtes Grundkapital) following a voluntary takeover offer or mandatory offer, may, within a three-month period following the end of the additional acceptance period, file an application (Antrag) with the district court (Landgericht) of Frankfurt am Main to issue a court order to transfer ownership of the shares held by the minority shareholders who did not tender their shares in the offer to the bidder in exchange for adequate compensation. The bidder is not required to acquire at least 95 percent of the target’s voting share capital in the offer but may, to the extent permissible, acquire additional shares of the target until the end of the Additional Acceptance Period outside the offer in the open market.

In a takeover squeeze-out, the nature of the compensation must correspond with the consideration offered in the offer; however, a cash-only alternative, determined by the bidder, must always be provided at the election of the minority shareholders. Accordingly, Wincor Nixdorf shareholders who did not tender their Wincor Nixdorf Ordinary Shares in the Offer and elect to receive a cash-only compensation in a takeover squeeze-out, would not become shareholders of Diebold.

The district court (Landgericht) of Frankfurt am Main determines the adequacy of the compensation to be received by minority shareholders in a takeover squeeze-out. If the bidder has acquired in the offer at least 90 percent of the target’s issued share capital for which the offer was made, Section 39a(3) of the German Takeover Act provides that the consideration received by shareholders that tendered in the offer is deemed adequate. The transfer of ownership of the shares of the minority shareholders to the bidder becomes effective with legal effect of the court order.

Following the offer, if the bidder holds at least 95 percent of the target’s voting share capital (or the offer has been accepted by the tendering Wincor Nixdorf shareholders to such extent that Diebold would acquire such 95 percent of the voting share capital of Wincor Nixdorf AG following the Closing Date) and is entitled to file an application with the district court of Frankfurt am Main to effect a takeover squeeze-out, shareholders of the target who did not tender their shares in the offer will have the right (Andienungsrecht) to put these shares within a three-month period following the expiration of the acceptance period and the publication that 95 percent of the target’s voting share capital has been tendered pursuant to Section 39c of the German Takeover Act regardless of whether the bidder actually files such application. Shareholders who properly exercise this right are entitled to receive the same consideration received by shareholders who tendered their shares prior to the expiration of the additional acceptance period.

Appraisal rights will not be available in connection with a takeover squeeze-out pursuant to Sections 39a et seq. of the German Takeover Act.

13.9.3	Appraisal Rights

An appraisal proceeding may, subject to applicable law, be available to Wincor Nixdorf shareholders with respect to potential Post-Completion Reorganization transactions under the German Appraisal Proceedings Act (Spruchverfahrensgesetz), which Diebold intends to consummate following the Closing Date.

Under the German Appraisal Proceedings Act, a court may be asked to determine the adequacy of the consideration or compensation paid to minority shareholders in certain corporate transactions including:

•

In the case of a domination and/or a profit and loss transfer agreement the court may review the adequacy of the compensation offered to the minority shareholders, either (i) to continue to hold their Wincor Nixdorf Ordinary Shares and receive an adequate fixed or variable annual guaranteed dividend or annual share of profit in the amount of the guaranteed dividend pursuant to Section 304 of the German Stock Corporation Act, or (ii) to receive an adequate cash compensation in exchange for their Wincor Nixdorf Ordinary Shares pursuant to Section 305(2) of the German Stock Corporation Act based on the value of their shares at the time of effectiveness of such Post-Completion Reorganization transaction; and

•	In each case of a cash merger squeeze-out pursuant to Section 62(5) of the German Transformation Act and a corporate squeeze-out pursuant to Sections 327a et seq. of the German Stock Corporation Act, the court may review the adequacy of the compensation received by minority shareholders in the squeeze-out transaction based on the value of their shares at the time of the effectiveness of such Post-Completion Reorganization transaction.

The annual guaranteed dividend may be fixed or variable and must be determined and paid to the remaining minority Wincor Nixdorf shareholders based on the amount that is likely to be distributed as the average dividend per share, given Wincor Nixdorf’s past and current results of operations determined pursuant to the German Commercial Code and the German Stock Corporation Act and its future earnings prospects.

The adequate cash compensation is based on the value of the shares determined using generally accepted valuation methods (such as, the discounted earnings method (Ertragswertmethode)). Generally, unless the shares lack sufficient liquidity, the compensation may not be less than the weighted average market price of Wincor Nixdorf’s shares during the applicable reference period.

In all Post-Completion Reorganization transactions described above, Diebold determines the amount of consideration or compensation to be offered. Following the approval of such transaction at the shareholders’ meeting of Wincor Nixdorf, each shareholder may challenge such determination pursuant to the German Appraisal Proceedings Act. The appraisal proceeding generally does not take into account the Offer Consideration when valuing the shares. Therefore, the form and amount of compensation paid for Wincor Nixdorf shares in an appraisal proceeding, if any, may be different than the Offer Consideration.

Appraisal rights will not be available in connection with a takeover squeeze-out pursuant to Sections 39a et seq. of the German Takeover Act.

Pursuant to Sections 2 and 4 of the German Appraisal Proceedings Act, a minority shareholder must file a motion to commence an appraisal proceeding with the competent district court (Landgericht) within the applicable time period as follows:

•	In each case of a domination agreement and/or a profit and loss transfer agreement, within a three-month period following the publication of the registration of that agreement with the commercial register; and

•	In each case of a cash merger squeeze-out pursuant to Section 62(5) of the German Transformation Act and a corporate squeeze-out pursuant to Sections 327a et seq. of the German Stock Corporation Act, within a three-month period following the publication of the registration of that squeeze-out transaction with the commercial register.

Appraisal rights will not be available in connection with a takeover squeeze-out pursuant to Sections 39a et seq. of the German Takeover Act.

The court’s decision in an appraisal proceeding is binding for all remaining minority shareholders. If the court awards a higher cash compensation in the appraisal proceeding, all minority shareholders will be able, subject to applicable law, to receive the benefit of that increase even if they themselves did not file an application to initiate the appraisal proceeding.

THE FOREGOING DISCUSSION IS NOT A COMPLETE STATEMENT OF APPLICABLE GERMAN LAW AND IS QUALIFIED BY THE TERMS OF THE GERMAN STOCK CORPORATION ACT, THE GERMAN TAKEOVER ACT, THE GERMAN TRANSFORMATION ACT, AND THE GERMAN APPRAISAL PROCEEDINGS ACT. WE ENCOURAGE YOU TO SEEK THE ADVICE OF YOUR OWN GERMAN LEGAL ADVISOR IF ANY SUCH TRANSACTION SHOULD BE INITIATED AT SOME POINT IN TIME.

13.10	Regulatory Approvals Related to the Business Combination

In addition to the approvals and clearances described in the regulatory condition, the Business Combination will also be subject to review by government authorities and other regulatory agencies, including in jurisdictions outside the United States. Diebold intends to file as soon as possible thereafter all notifications that it determines are necessary under the applicable laws, rules and regulations of the respective identified authorities, agencies and jurisdictions for the Business Combination and to file all post-completion notifications that it determines are necessary as soon as possible after completion has taken place.

13.10.1	General

Except as otherwise disclosed herein, based upon an examination of publicly available filings with respect to Wincor Nixdorf and through discussions with Wincor Nixdorf management during due diligence, Diebold is not aware of any licenses or other regulatory permits which appear to be material to the business of Wincor Nixdorf and which might be adversely affected by the acquisition of Wincor Nixdorf Ordinary Shares by Diebold pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Wincor Nixdorf Ordinary Shares by Diebold pursuant to the Offer. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to Wincor Nixdorf’s or Diebold’s businesses or that certain parts of Wincor Nixdorf’s or Diebold’s businesses might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, certain of which could cause Diebold to terminate the Offer without the acceptance for exchange of Wincor Nixdorf Ordinary Shares thereunder. Diebold’s obligation under the Offer to accept for exchange tendered Wincor Nixdorf Ordinary Shares and issue Diebold Common Shares will be subject to certain conditions specified in the section of this Prospectus titled “13.7.3 Conditions to the Offer; Closing Failure and Revised Transaction.”

13.10.2	Antitrust Clearance

The Offer is subject to review by the U.S. Federal Trade Commission (“FTC”), and the U.S. Department of Justice (“DOJ”). Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”), the Offer may not be completed until certain information has been provided to the antitrust agencies and the applicable HSR Act waiting period has expired or been terminated. In addition, competition law filings and/or notices will be made to the competent antitrust authorities in the following jurisdictions: Austria, Poland, Portugal, Slovakia and Spain and/or the European Union, if and to the extent the European Commission has authority pursuant to Council Regulation (EC) No 139/2004 of January 20, 2004, Brazil, China, Colombia, Russia, and Turkey.

In the United States, both Diebold and Wincor Nixdorf filed Report and Notification Forms under the HSR Act. Under the HSR Act, Diebold and Wincor Nixdorf are prohibited from completing the proposed transaction until expiration of the time period specified in the statute, or the waiting period. The waiting period is currently scheduled to expire at 11:59 p.m. on February 18, 2016. The waiting period may be terminated at any time by the federal agency reviewing the proposed transaction, in this case the Antitrust Division of the DOJ. In addition, the DOJ may extend the waiting period by requesting additional information and documentary materials from Diebold by issuing what is commonly known as a “second request.” Under the HSR Act, a second request would extend the waiting period until after Diebold has substantially complied with the second request. Since the filing of their Notification and Report Forms, Diebold and Wincor Nixdorf have been engaging in customary discussions with the DOJ about the proposed transaction’s lack of anticompetitive effects.

Diebold is aiming to submit the notifications required to obtain the approval of the relevant antitrust authorities outside the United States in early February 2016. On February 4, 2016, Diebold filed for antitrust clearance with the competent antitrust authority in Poland and on February 5, 2016, Diebold filed for antitrust clearance with the competent antitrust authority in Turkey. On February 5, 2016, Diebold submitted a draft notification to the competent antitrust authority in Spain and on February 1, 2016, submitted draft notifications to the competent antitrust authorities in Austria and Slovakia, where it is engaging in pre-notification discussions with the authorities. Under applicable national laws, Diebold and Wincor Nixdorf are prohibited from completing the proposed transaction before having obtained the approvals of the relevant antitrust authorities or until the relevant statutory waiting periods have expired. The statutory waiting periods, which are triggered, in each case, by submitting to the relevant antitrust authority a complete notification as required by applicable national laws, are:

•	Austria: four weeks for the initial (phase 1) investigation and a further five months for an in-depth (phase 2) investigation;

•	Poland: one month for the initial (phase 1) investigation and a further four months for an in-depth (phase 2) investigation;

•	Portugal: 30 business days for the initial (phase 1) investigation and a further 60 business days for an in-depth (phase 2) investigation (business day, in each case, as defined under applicable national laws);

•	Slovakia: 25 business days for the initial (phase 1) investigation and a further 90 business days for an in-depth (phase 2) investigation (business day, in each case, as defined under applicable national laws);

•	Spain: one month for the initial (phase 1) investigation and a further two months for an in-depth (phase 2) investigation;

•	Brazil: 330 calendar days and a further 15 calendar days after the approval has been obtained;

•	China: 30 calendar days for the initial (phase 1) investigation, a further 90 calendar days for an in-depth (phase 2) investigation and a further 60 calendar days for a phase 3 investigation;

•	Colombia: 30 business days for the initial (phase 1) investigation and a further three to six months for an in-depth (phase 2) investigation (business day, in each case, as defined under applicable national laws);

•	Russia: 30 calendar days for the initial (phase 1) investigation and a further two months for an in-depth (phase 2) investigation; and

•	Turkey: 30 calendar days for the initial (phase 1) investigation and a further six months for an in-depth (phase 2) investigation.

Not all antitrust authorities adhere strictly to the relevant statutory timetables. Initiation of the statutory waiting periods can be delayed by sometimes iterative requests for information from the relevant antitrust authorities, sometimes on the basis of a draft notification, until the relevant antitrust authorities signal that the notification may be submitted formally or deem the notification to be complete. Some antitrust authorities may extend, interrupt or restart the relevant statutory waiting periods under certain circumstances as prescribed by applicable national laws or even in their discretion. The relevant antitrust authorities may or may not decide to open in-depth (phase 2) investigations.

13.11	Effect of the Business Combination on the Market for Wincor Nixdorf Ordinary Shares; Frankfurt Stock Exchange Listing

13.11.1	Effect of the Offer on the Market for Wincor Nixdorf Ordinary Shares

The exchange of Wincor Nixdorf Ordinary Shares by Diebold pursuant to the Offer and the Business Combination will reduce the number of Wincor Nixdorf Ordinary Shares that might otherwise trade publicly and will reduce the number of holders of Wincor Nixdorf Ordinary Shares, which could adversely affect the liquidity and market value of the remaining Wincor Nixdorf Ordinary Shares held by the public.

The extent of the public market for Wincor Nixdorf Ordinary Shares and the availability of quotations reported in the over-the-counter market depends upon the number of shareholders holding Wincor Nixdorf Ordinary Shares, the aggregate market value of the shares remaining at such time, the interest of maintaining a market in the shares on the part of any securities firms and other factors. As of January 27, 2016, Wincor Nixdorf had issued 33,084,988 ordinary shares.

13.11.2	Frankfurt Stock Exchange Listing

The Wincor Nixdorf Ordinary Shares are listed on the Frankfurt Stock Exchange (ISIN DE000A0CAYB2) and are quoted, inter alia, on the Mid-Cap-DAX (“MDAX”) stock index. A significant reduction in free float as a result of the exchange of Wincor Nixdorf Ordinary Shares pursuant to the Offer or otherwise may result in the Wincor Nixdorf Ordinary Shares being removed from the MDAX or other stock indexes on one of the next index adjustment dates. Consequently, index funds and other institutional investors whose investments mirror indexes such as the MDAX stock index may sell or reduce their holdings of Wincor Nixdorf Ordinary Shares.

Diebold could prompt Wincor Nixdorf to remove the Wincor Nixdorf Ordinary Shares from the sub-segment of the regulated market of the Frankfurt Stock Exchange with additional post-admission obligations (Prime Standard) while maintaining their listing on the regulated market. In this case, Wincor Nixdorf shareholders would no longer benefit from the more stringent Prime Standard reporting obligations. Under German securities laws, no protection is afforded to Wincor Nixdorf shareholders should Diebold decide to pursue a segment change.

In addition, Diebold could cause Wincor Nixdorf to apply for a delisting of the Wincor Nixdorf Ordinary Shares. Following a recent change to the German Stock Exchange Act (Börsengesetz) such delisting would be conditional upon the publication of a formal offer document in accordance with applicable rules of the German Takeover Act, with the offer being made to all holders of the outstanding shares that would be affected by the delisting. Diebold would be required to make an all cash offer with the offer price being based on the weighted average share price during the six-month period immediately prior to the launch of the takeover offer. A delisting could render the Wincor Nixdorf Ordinary Shares effectively illiquid.

Alternatively, Diebold could cause Wincor Nixdorf to effect a downlisting of the Wincor Nixdorf Ordinary Shares. A downlisting is a process pursuant to which Wincor Nixdorf Ordinary Shares would be withdrawn from the regulated market of the Frankfurt Stock Exchange and subsequently listed on the unregistered market (Freiverkehr) (e.g., the entry standard) of the Frankfurt Stock Exchange (“Downlisting”). Under the rules of the Frankfurt Stock Exchange, shareholders holding shares that are registered on the entry standard do not benefit from the more rigorous reporting standards of the Prime Standard. In addition, the liquidity of the Wincor Nixdorf Ordinary Shares would be negatively affected. The recent change to the German Stock Exchange Act also applies to a Downlisting and, therefore, any Downlisting of Wincor Nixdorf Ordinary Shares would be conditioned on the publication of a formal takeover offer document as described in the immediately preceding paragraph.

If, as a result of the exchange of Wincor Nixdorf Ordinary Shares pursuant to the Offer or otherwise, the listing of the Wincor Nixdorf Ordinary Shares on the Frankfurt Stock Exchange was discontinued, it is possible that the Wincor Nixdorf Ordinary Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Wincor Nixdorf Ordinary Shares on the part of securities firms, and other factors.

For more information on potential consequences in the event that you decide not to tender your Wincor Nixdorf Ordinary Shares, see the sections of this Prospectus titled “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions” and “1.2 Risks Relating to the Business Combination; the Offer.”

13.12	Accounting Treatment

The proposed Business Combination with Wincor Nixdorf will be accounted for under the acquisition method of accounting under U.S. GAAP, with Diebold being the accounting acquirer. Wincor Nixdorf’s consolidated assets and liabilities will be recorded at their fair values at the Closing Date, and Wincor Nixdorf will be included with Diebold’s results of operations from the Closing Date.

14. MARKETS AND COMPETITION

14.1	Market Overview

Diebold provides financial self-service systems, integrated services and software, and security systems. The combined company will pursue about a $60 billion total addressable market worldwide which comprises two sectors: a financial institution sector and a retail sector. The revenue of the financial institution sector is approximately $36 billion. It includes omni-channel products, such as mobile wallets, apps and tokens; and value-added services, which comprise outsourcing, cash-in-transit solutions and multi-vendor services. Moreover, the financial institution sector consists of the traditional self-service offerings, which include branch transformation, ATM hardware & operating software and break-fix services. The retail sector has a spend of approximately $24 billion. This sector combines payment software, back-end, cash management and point-of sale solutions (source: 2015 data provided by Retail Banking Research, Bain, IHL Data and Diebold internal analysis). However, according to Diebold estimates, with changing customer demands the lines between traditional products/services business lines are blurring.

Diebold’s operations are comprised of four geographic segments: North America (NA), Asia Pacific (AP), Europe, Middle East and Africa (EMEA), and Latin America (LA). The four geographic segments sell and service FSS and security systems around the globe, as well as elections, lottery and information technology solutions in Brazil other, through wholly-owned subsidiaries, majority-owned joint ventures and independent distributors in most major countries. Beginning in the first quarter of 2015, LA and Brazil operations are reported under one single reportable operating segment. Software and services contribute to approximately 56 percent of Diebold’s business, based on trailing twelve months revenue for Diebold and Wincor Nixdorf through September 30, 2015.

Diebold and Wincor Nixdorf complement one another geographically. EMEA accounted for 14 percent of Diebold’s total revenues in 2014 with only Latin America accounting for a smaller share (8 percent). Europe (46 percent), on the other hand, accounted for Wincor Nixdorf’s largest revenue share. Similarly, all of the Americas contributed only 12 percent to Wincor Nixdorf’s total net sales in 2014, while North America, on the other hand, accounted for 46 percent of Diebold’s total revenues. Diebold believes that Europe and North America are also key drivers for innovation and digital transformation—both in banking and retail sectors.

This expectation is underlined by the considerable dynamism and on-going technological change in the supply of cash handling software, hardware and after-sales services to the banking sector in Europe. It goes hand in hand with a reduction in the number of branches of domestic credit institutions in the European Union from 217,833 at the end of 2012 to 204,146 at the end of 2014 (source: European Central Bank, Statistical Data Warehouse, Number of branches, EU 28 (fixed composition), Domestic (home or reference area)). In addition, a complex, inter-related dynamic exists among the software, service, and hardware segments. The global ATM marketplace as well is driven by branch automation and technological advances in security and functionality leading, e.g., to the adoption of smart ATMs.

Diebold’s customers are typically large, sophisticated institutions which are generally price-sensitive (particularly since the financial crisis). Increasing automation of bank branches has stimulated demand for solutions to address this change and has led to a certain convergence of technology. Other notable trends include outsourcing and value-chain convergence (for example the expanding role of the cash-in-transit suppliers).

The table below shows Diebold’s revenues by segment for the three and nine months ended September 30, 2015 and 2014:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in millions)
Revenue summary by segment
NA	$361.4	$361.5	$1,092.7	$1,025.0
AP	107.6	135.0	327.5	361.5
EMEA	89.5	99.8	282.4	302.3
LA	122.4	171.7	367.2	501.0

Total revenue	$680.9	$768.0	$2,069.8	$2,189.8

For a more detailed discussion of Diebold’s revenues by segment, see “10.2 Results of Operations.”

Diebold’s operations are comprised of three categories of activities: FSS, security, and services provided in Brazil. The following table represents a breakdown of revenue by activities:

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
(in millions)	2015	2014	2015	2014	2014	2013	2012
Revenue summary by service and product solution
Financial self-service:
Services	$293.3	$310.7	$883.9	$901.8	$1,220.5	$1,189.0	$1,199.3
Products	216.6	239.7	689.3	658.0	977.3	977.6	1,069.9

Total financial self-service	509.9	550.4	1,573.2	1,559.8	2,197.8	2,166.6	2,269.2
Security:
Services	111.1	105.8	324.6	307.9	417.1	448.1	427.0
Products	54.7	52.2	154.8	145.6	210.9	170.8	196.6

Total security	165.8	158.0	479.4	453.5	628.0	618.9	623.6

Total financial self-service & security	675.7	708.4	2,052.6	2,013.3	2,825.9	2,785.5	2,892.8
Brazil other	5.2	59.6	17.2	176.5	225.1	72.0	98.9

	$680.9	$768.0	$2,069.8	$2,189.8	$3,051.1	$2,857.5	$2,991.7

For more detailed discussions, see the section of this Prospectus titled “15.5 Segments and Financial Information About Geographic Areas,” note 18 to the condensed consolidated financial statements, and note 20 to the consolidated financial statements for the year ended December 31, 2014 included elsewhere in this Prospectus.

14.2	Competition

As described in more detail elsewhere in this Prospectus, Diebold and Wincor Nixdorf participate in many highly competitive businesses in the services, software and technology space, with a mixture of local, regional and/or global competitors in our markets. In addition, the competitive environment for these types of solutions is evolving as Diebold’s customers are transforming their businesses utilizing innovative technology. Therefore, Diebold’s product and service solutions must also provide cutting-edge capabilities to meet the customers emerging needs and compete with new innovators.

For a more detailed discussion, see the sections of this Prospectus titled “15.7 Competition” and “27.10 Competition.”

15. BUSINESS OF DIEBOLD AND CERTAIN INFORMATION ABOUT DIEBOLD

15.1	Overview

Diebold provides the services, software and technology that connect people around the world with their money—bridging the physical and digital worlds of cash conveniently, securely and efficiently. Diebold, Inc. was incorporated under the laws of the state of Ohio in August 1876, succeeding a proprietorship established in 1859. Diebold believes it has evolved to become a leading provider of exceptional self-service innovation, security and services to financial, retail, commercial and other markets. Diebold has approximately 15,000 employees with business in more than 90 countries worldwide.

15.2	Strategy

Diebold continues to execute its multi-year transformation, Diebold 2.0, with the primary objective of transforming Diebold into a world-class, services-led and software-enabled Company, supported by innovative hardware, which automates the way people connect with their money.

Diebold 2.0 consists of four pillars:

•	Cost—Streamline the cost structure and improve near-term delivery and execution.

•	Cash—Generate increased free cash flow in order to fund the investments necessary to drive profitable growth, while preserving the ability to return value to shareholders in the form of reliable dividends and, as appropriate, share repurchases.

•	Talent—Attract and retain the talent necessary to drive innovation and the focused execution of the transformation strategy.

•	Growth—Return Diebold to a sustainable, profitable growth trajectory.

Diebold is committed to its multi-year transformation plan that is expected to occur in three phases: 1) Crawl, 2) Walk, and 3) Run. As part of the transformation, Diebold has identified targeted savings of $200.0 million that are expected to be fully realized by the end of 2017 and plans to reinvest approximately 50 percent of the cost savings to drive long-term growth. During the “Crawl” phase, Diebold was primarily focused on taking cost out of the business and reallocating a portion of these savings as reinvestments in systems and processes. Diebold engaged Accenture in a multi-year outsourcing agreement to provide finance and accounting and procurement business process services. Cost savings, along with working capital improvements, resulted in significantly more free cash flow. With respect to talent, Diebold attracted new leaders from top technology and services companies. Through increased collaboration with customers, Diebold has also improved its growth trajectories in its FSS and Security businesses.

During the second half of 2015, Diebold transitioned into the “Walk” phase of Diebold 2.0 whereby Diebold will continue to build on each pillar of cost, cash, talent and growth. The main difference in the “Walk” phase will be a greater emphasis on increasing the mix of revenue from services and software, as well as shaping Diebold’s portfolio of businesses.

15.3	Service and Product Solutions

Diebold has two core lines of business: FSS and Security Solutions, which Diebold integrates based on its customers’ needs. Financial information for the service and product solutions can be found in note 18 to the condensed consolidated financial statements for the nine months ended September 30, 2015 and note 20 to the consolidated financial statements for the year ended December 31, 2014.

15.3.1	Financial Self-Service

A popular example of a self-service solution is the ATM. Diebold offers an integrated line of self-service solutions and technology, including comprehensive ATM outsourcing, ATM security, deposit automation, recycling and payment terminals and software. Diebold also offers advanced functionality terminals capable of supporting mobile cardless transactions and two-way video technology to enhance bank branch automation. Diebold is a global supplier of ATMs and related services and believes it holds a leading market position in many countries around the world.

15.3.1.1	Self-Service Support & Maintenance

From analysis and consulting to monitoring and repair, Diebold provides value and support to its customers every step of the way. Services include installation and ongoing maintenance of our products, OpteView® remote services, availability management, branch automation and distribution channel consulting. Additionally, service revenue includes services and parts Diebold provides on a billed-work basis that are not covered by warranty or service contract.

15.3.1.2	Value-added Services

•	Managed Services and Outsourcing—Diebold provides end-to-end managed services and full outsourcing solutions, which include remote monitoring, troubleshooting for self-service customers, transaction processing, currency management, maintenance services and full support via person-to-person or online communication. This helps customers maximize their self-service channel by incorporating new technology, meeting compliance and regulatory mandates, protecting their institutions and reducing costs, all while ensuring a high level of service for their customers. Diebold provides value to its customers by offering a comprehensive array of hardware-agnostic managed services and support.

•	Professional Services—Diebold’s service organization provides strategic analysis and planning of new systems, systems integration, architectural engineering, consulting and project management that encompass all facets—services, software and technology—of a successful self-service implementation. Diebold’s Advisory Services team collaborates with our clients to help define the ideal customer experience, modify processes, refine existing staffing models and deploy technology to meet branch automation objectives.

•	Multi-vendor Services—Diebold recently sharpened its focus on securing multi-vendor services contracts in North America to further diversify its portfolio of value-added services. The total number of non-Diebold ATMs signed under contract as of September 30, 2015 was more than 11,000, which gives Diebold a solid platform for future growth.

15.3.1.3	Self-Service Software

Diebold offers software solutions consisting of multiple applications that process events and transactions. These solutions are delivered on the appropriate platform, allowing Diebold to meet customer requirements while adding new functionality in a cost-effective manner.

For the software business, the recent acquisition of Phoenix has significantly enhanced Diebold’s ability to capture more of the dynamic self-service market. The integration of Phoenix is tracking to plan and all of Diebold’s global software activities are being coordinated through the new development center in London, Ontario.

15.3.1.4	Self-Service Products

Diebold offers a wide variety of self-service solutions. Self-service products include a full range of teller automation terminals as well as ATMs capable of cash dispensing and a number of more advanced functionalities, including check and cash deposit automation, recycling, mobile capabilities and two-way video.

15.3.2	Security Solutions

From the safes and vaults that Diebold first manufactured in 1859 to the full range of physical and electronic security offerings it provides today, Diebold’s security solutions utilize an extensive services portfolio and advanced products to help address its customers’ unique needs. Diebold provides its customers with the latest technological advances to better protect their assets, improve their workflow and increase their return on investment. Diebold also provides internet banking, online payment and mobile banking security solutions aimed at preventing various types of fraud, such as phishing, pharming, and key logging. All of these solutions are backed with experienced sales, installation and service teams. Diebold believes it is a leader in providing physical and electronic security systems as well as assisted transactions, providing total security systems solutions to financial, commercial, retail, and other markets.

15.3.2.1	Physical Security

Diebold provides physical security services, facility products, pneumatic tube systems for drive-up lanes, vaults, safes, depositories, bullet-resistive items and undercounter equipment.

15.3.2.2	Electronic Security

Diebold provides a broad range of electronic security services and products, as well as monitoring solutions. Diebold provides security monitoring solutions, including remote monitoring and diagnostics, fire detection, intrusion protection, managed access control, energy management, remote video management and storage, logical security and web-based solutions through its SecureStat® platform.

On October 25, 2015, Diebold announced it entered into a definitive asset purchase agreement to divest its North America-based electronic security business for an aggregate purchase price of approximately $350.0 million in cash. Based on the successful transition of certain customer relationships, 10.0 percent of the purchase price is contingent and payable over a twelve-month period after closing. Diebold has also agreed to provide certain transition services for a $6.0 million credit. The sale was completed on February 1, 2016.

15.3.3	Brazil Other

Diebold offers election, lottery and information technology solutions to customers in Brazil. Diebold provides elections and lottery equipment, personal computer equipment, networking, tabulation and diagnostic software development, training, support and maintenance.

In the third quarter of 2015, Diebold narrowed its scope in the Brazil other business to primarily focus on lottery and elections to help rationalize our solution set in that market. These decisions enable Diebold to refocus its resources and better position itself to pursue growth opportunities in the dynamic self-service industry.

15.4	Business Operations

The principal raw materials used by Diebold in its manufacturing operations are steel, plastics, and electronic parts and components, which are purchased from various major suppliers. These materials and components are generally available in ample quantities.

Diebold’s operating results and the amount and timing of revenue are affected by numerous factors including production schedules, customer priorities, sales volume and sales mix. During the past several years, Diebold has changed the focus of its self-service business to that of a total solutions provider.

Diebold carries working capital mainly related to trade receivables and inventories. Inventories generally are only manufactured or purchased as orders are received from customers. Diebold’s normal and customary payment terms generally range from 30 to 90 days from date of invoice. Diebold generally does not offer extended payment terms. Diebold also provides financing arrangements to customers that are largely classified and accounted for as sales-type leases. As of September 30, 2015, Diebold’s net investment in finance lease receivables was $85.9 million.

15.5	Segments and Financial Information About Geographic Areas

Diebold’s operations are comprised of four geographic segments: NA, AP, EMEA, and LA. The four geographic segments sell and service FSS and security systems around the globe, as well as elections, lottery and information technology solutions in Brazil other, through wholly-owned subsidiaries, majority-owned joint ventures and independent distributors in most major countries. Beginning in the first quarter of 2015, LA and Brazil operations are reported under one single reportable operating segment and comparative periods have been reclassified for consistency.

Sales to customers outside the United States in relation to total consolidated net sales were $1,712.7 million or 56.1 percent in 2014, $1,493.4 million or 52.3 percent in 2013 and $1,458.0 million or 48.7 percent in 2012.

Property, plant and equipment, at cost, located in the United States totaled $445.7 million, $413.3 million and $468.6 million as of December 31, 2014, 2013 and 2012, respectively, and property, plant and equipment, at cost, located outside the United States totaled $167.2 million, $185.8 million and $193.3 million as of December 31, 2014, 2013 and 2012, respectively.

In January 2015, Diebold announced the realignment of its Brazil and LA businesses to drive greater efficiency and further improve customer service. Beginning the first quarter of 2015, LA and Brazil operations were reported under one single reportable operating segment and comparative periods have been reclassified for consistency. The presentation of comparative periods also reflects the reclassification of certain global expenses from segment operating profit to corporate charges not allocated to segments due to the 2015 realignment activities.

Additional financial information regarding Diebold’s international operations is included in note 18 of the condensed consolidated financial statements and note 20 to the consolidated financial statements for the year ended December 31, 2014, which are incorporated by reference herein. Diebold’s non-U.S. operations are subject to normal international business risks not generally applicable to domestic business. These risks include currency fluctuation, new and different legal and regulatory requirements in local jurisdictions, political and economic changes and disruptions, tariffs or other barriers, potentially adverse tax consequences and difficulties in staffing and managing foreign operations.

15.6	Product Backlog

Diebold’s product backlog was approximately $704.3 million and $725.8 million as of December 31, 2014 and 2013, respectively. The backlog includes orders estimated or projected to be shipped or installed within 12 months. Although Diebold believes the orders included in the backlog are firm, some orders may be canceled by customers without penalty, and Diebold may elect to permit cancellation of orders without penalty where management believes it is in Diebold’s best interests to do so. Historically, Diebold has not experienced significant cancellations within its product backlog. Additionally, over 50 percent of Diebold’s revenues are derived from its service business, for which backlog information is not measured. Therefore, Diebold does not believe that its product backlog, as of any particular date, is necessarily indicative of revenues for any future period.

15.7	Competition

Diebold participates in many highly competitive businesses in the services, software and technology space, with a mixture of local, regional and/or global competitors in our markets. In addition, the competitive environment for these types of solutions is evolving as Diebold’s customers are transforming their businesses utilizing innovative technology. Therefore, Diebold’s product and service solutions must also provide cutting-edge capabilities to meet the customers emerging needs and compete with new innovators. Diebold distinguishes itself by providing unique value with a wide range of innovative solutions to meet customers’ needs.

Diebold believes, based upon outside independent industry surveys from Retail Banking Research (RBR) that it is an exceptional service provider for and manufacturer of self-service solutions in the United States and internationally. Diebold maintains a global service infrastructure that allows it to provide unparalleled services and support to satisfy its customers’ needs. Many of Diebold’s customers are beginning to adopt branch automation solutions to transform their branches, which will improve the customer experience and enhance efficiency through the utilization of automated transactions, mobile solutions and other client-facing technologies. As the trend towards branch automation continues to build more momentum, the traditional lines of “behind the counter” and “in front of the counter” are starting to blur, which is allowing for more entrants into the market. As customer requirements evolve, separate markets will converge to fulfill new customer demand. Diebold expects that this will increase the complexity and competitive nature of the business.

Diebold’s competitors in the self-service market segment include global and multi-regional manufacturers and service providers, such as NCR, Wincor Nixdorf, Nautilus Hyosung, GRG Banking Equipment, Glory Global Solutions, Oki Data and Triton Systems to a number of primarily local and regional manufacturers and service providers including, but not limited to, Fujitsu and Hitachi-Omron in AP; Hantle/GenMega in NA; KEBA in EMEA; and Perto in LA. In addition, Diebold faces competition in many markets from numerous independent ATM deployers.

In the self-service software market, Diebold, in addition to the key hardware players highlighted above, competes with several smaller, niche software companies like KAL. In the managed services and outsourcing solutions market, apart from its traditional FSS competitors, Diebold competes with a number of large technology competitors such as Fiserv, IBM and HP.

In the security service and product markets, Diebold competes with national, regional and local security companies. Of these competitors, some compete in only one or two product lines, while others sell a broad spectrum of security services and products. The unavailability of comparative sales information and the large variety of individual services and products make it difficult to give reasonable estimates of Diebold’s competitive ranking in or share of the security market within the financial services, commercial, retail and government sectors. However, Diebold believes it is a very well positioned security service and solution provider to global, national, regional and local financial, commercial and industrial customers. Diebold believes it also has a strong position in NA and in global markets as a premier security service provider that offers a full portfolio of security monitoring and managed services, as well as a full spectrum of systems integration and enterprise level capabilities.

Diebold provides elections systems, product solutions and support to the Brazilian government. Competition in this market segment is based upon technology pre-qualification demonstrations to the Brazilian government.

15.8	Properties

Diebold’s corporate offices are located in North Canton, Ohio. Within NA, Diebold leases manufacturing facilities in Greensboro, North Carolina and has selling, service and administrative offices throughout the United States and Canada. AP owns and operates manufacturing facilities in China and India and selling, service and administrative offices in the following locations: Australia, China, Hong Kong, India, Indonesia, Malaysia, Philippines, Taiwan, Thailand, Singapore and Vietnam. EMEA owns or leases and operates manufacturing facilities in Belgium and Hungary and has selling, service and administrative offices in the following locations: Austria, Denmark, Belgium, France, Germany, Hungary, Italy, Kazakhstan, Luxembourg, Morocco, Namibia, the Netherlands, Poland, Portugal, Russia, South Africa, Spain, Switzerland, Turkey, Uganda, the United Arab Emirates and the United Kingdom. LA has selling, service and administrative offices in the following locations: Barbados, Belize, Bolivia, Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Haiti, Honduras, Jamaica, Mexico, Nicaragua, Panama, Paraguay, Peru and Uruguay. In addition, LA owns and operates manufacturing facilities and has selling, service and administrative offices throughout Brazil. Diebold leases a majority of the selling, service and administrative offices under operating lease agreements.

Diebold considers that its properties are generally in good condition, are well maintained, and are generally suitable and adequate to carry on Diebold’s business. As of the date of this Prospectus, there are no major encumbrances on Diebold’s properties.

15.9	Research, Development and Engineering

Customer demand for FSS and security technologies is growing. In order to meet this demand, Diebold is focused on delivering innovation to its customers by continuing to invest in technology solutions that enable customers to reduce costs and improve efficiency. Expenditures for research, development and engineering initiatives were $66.2 million for the nine months ended September 30, 2015 and 2014. Expenditures for research, development and engineering initiatives were $20.0 million and $24.5 million for the three-month periods ended September 30, 2015 and 2014, respectively, and $93.6 million, $92.3 million and $85.9 million for the years ended December 31, 2014, 2013 and 2012, respectively. Since 2014, Diebold has announced a number of new innovative solutions, such as the responsive banking concept, the ActivEdge™ secure card reader and the world’s greenest ATM, and launched a new ATM product platform. The spend decrease in the three months ended September 30, 2015 was mainly due to higher labor and material costs incurred in the third quarter of 2014 as a result of activity related to the launch of the ATM product platform.

15.10	Patents, Trademarks, Licenses and Domains

Diebold owns patents, trademarks and licenses relating to certain products in the United States and internationally. Diebold also owns certain domains related to its businesses. While Diebold regards these as items of importance, it does not deem its business as a whole, or any industry segment, to be materially dependent upon any one item or group of items.

Diebold filed complaints with the U.S. International Trade Commission (ITC) and the U.S. District Court for the Northern District of Ohio alleging that Nautilus Hyosung Inc., and its subsidiary Nautilus Hyosung America Inc., infringe Diebold patents in certain of its ATMs. Diebold is committed to protecting its investment in U.S. industry, as well as its intellectual property rights throughout its portfolio of solutions.

15.11	Environmental

Compliance with federal, state and local environmental protection laws during the nine months ended September 30, 2015 and in the year 2014 had no material effect upon Diebold’s business, financial condition or results of operations.

15.12	Employees

15.12.1	Headcount

At September 30, 2015, Diebold employed approximately 16,000 associates globally. Diebold’s service staff is one of the financial industry’s largest, with professionals in more than 600 locations and businesses in more than 90 countries worldwide.

The following table provides a breakdown of the number of Diebold employees by geographical segments, in terms of headcount and in terms of full-time employees, for the periods presented:

	September 30, 2015			December 31, 2014			December 31, 2013			December 31, 2012
	Associate	Full Time	Contingent Worker	Associate	Full Time	Contingent Worker	Associate	Full Time	Contingent Worker	Associate	Full Time	Contingent Worker
NA	6,195	6,051	356	5,886	5,745	457	5,784	5,656	278	7,162	0	353
AP	3,457	3,452	635	3,360	3,355	786	3,164	3,162	856	3,142	0	726
EMEA	1,482	1,440	204	1,446	1,405	217	1,320	1,311	96	1,334	0	72
LA	5,347	5,347	220	5,761	5,761	131	5,386	5,386	117	5,356	0	186

Total	16,481	16,290	1,415	16,453	16,266	1,591	15,654	15,515	1,347	16,994	0	1,337

As of the date of this Prospectus, the total headcount is about 15,000 and the total number of full-time employees is about 15,000.

15.12.2	Certain Compensation Policies

Since 1991, Diebold has maintained an equity and performance incentive plan, as amended and restated as of February 12, 2014 (“1991 Plan”). Share-based compensation payments to certain employees are recognized based on their grant-date fair values during the period in which the employee is required to provide services in exchange for the award. Share-based compensation is primarily recognized as a component of selling and administrative expense. Total share-based compensation expense was $1.8 million and $5.6 million for the three months ended September 30, 2015 and 2014, respectively. Total share-based compensation expense was $10.9 million and $16.0 million for the nine months ended September 30, 2015 and 2014, respectively. For a more complete discussion of the components of Diebold’s employee and non-employee share-based compensation programs recognized as selling and administrative expense for the years ended December 31, 2014, 2013 and 2012, see note 4 to Diebold’s consolidated financial statements for the year ended December 31, 2014, which are incorporated by reference herein.

The table below shows the options outstanding and exercisable as of September 30, 2015 under the 1991 Plan.

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
	(in millions)	(per share)	(in years)	(in millions)
Outstanding at January 1, 2015	1.6	$37.11
Expired or forfeited	(0.3)	$49.85
Exercised	(0.1)	$30.05
Granted	0.5	$32.33

Outstanding at September 30, 2015	1.7	$34.18	7	$0.2

Options exercisable at September 30, 2015	0.9	$35.39	5	$0.2
Options vested and expected to vest at September 30, 2015 (2)	1.7	$34.23	7	$0.2

(1)	The aggregate intrinsic value (the difference between the closing price of Diebold’s common shares on the last trading day of the third quarter of 2015 and the exercise price, multiplied by the number of “in-the-money” options) that would have been received by the option holders had all option holders exercised their options on September 30, 2015. The amount of aggregate intrinsic value will change based on the fair market value of Diebold’s common shares.
(2)	The options expected to vest are the result of applying the pre-vesting forfeiture rate assumption to total outstanding non-vested options.

Diebold maintains an employee stock purchase plan, or 2014 Non-Qualified Stock Purchase Plan, pursuant to which employees may purchase Diebold Common Shares at a discounted rate.

For a more complete discussion of the compensation of Diebold’s directors and executives, see “21.12 Compensation Discussion and Analysis.”

15.12.3	Pension

15.12.3.1	Qualified Pension Benefits

Diebold has qualified pension plans covering certain U.S. employees that have been closed to new participants since 2003. Plans that cover salaried employees provide pension benefits based on the employee’s compensation during the ten years before retirement. Diebold’s funding policy for salaried plans is to contribute annually based on actuarial projections and applicable regulations. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. Diebold’s funding policy for hourly plans is to make at least the minimum annual contributions required by applicable regulations. Employees of Diebold’s operations in countries outside of the United States participate to varying degrees in local pension plans, which in the aggregate are not significant.

15.12.3.2	Supplemental Executive Retirement Benefits

Diebold has non-qualified pension plans to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant’s compensation, as defined.

For a discussion of net periodic benefit costs for Diebold’s defined benefit pension plans and other benefits for the three and nine months ended September 30, 2015 and 2014, see note 12 to Diebold’s condensed consolidated financial statements for the nine months ended September 30, 2015, which are incorporated by reference herein.

During the first quarter of 2013, Diebold recognized a curtailment loss of $1.2 million within selling and administrative expense as a result of the termination of certain executives.

In July 2013, Diebold’s board of directors approved the freezing of certain pension and supplemental executive retirement plan (“SERP”) benefits effective as of December 31, 2013 for U.S.-based salaried employees. Diebold recognized the plan freeze in the three-month period ended September 30, 2013 as a curtailment, since it eliminates for a significant number of participants the accrual of defined benefits for all of their future services. The impact of the curtailment includes the one-time accelerated recognition of outstanding unamortized pre-tax prior service cost of $0.8 million within selling and administrative expense and a pre-tax reduction in accumulated other comprehensive income of $52.6 million, attributable to the decrease in long-term pension liabilities. This curtailment event triggered a re-measurement for the affected benefit plans as of July 31, 2013 using a discount rate of 5.06 percent. The re-measurement resulted in a further reduction of long-term pension liabilities and accumulated other comprehensive income (pre-tax) related to the actuarial gain occurring during the year of $71.0 million.

In connection with the voluntary early retirement program in the fourth quarter of 2013, Diebold recorded distributions of $138.5 million of pension plan assets, of which $15.8 million were paid to participants in 2014. Distributions were made via lump-sum payments out of plan assets to participants. These distributions resulted in a non-cash pension charge of $67.6 million recognized in selling and administrative expense within Diebold’s statement of operations. The non-cash pension charge included an $8.7 million curtailment loss, a $20.2 million settlement loss and $38.7 million in special termination benefits. During the fourth quarter of 2012, $62.8 million of pension plan assets were distributed to certain deferred terminated vested participants to settle certain salary plan liabilities, which resulted in $21.9 million of additional pension expense recognized in selling and administrative expense within Diebold’s statement of operations.

15.12.3.3	Other Benefits

In addition to providing pension benefits, Diebold provides post-retirement healthcare and life insurance benefits (“Other Benefits”) for certain retired employees. Eligible employees may be entitled to these benefits based upon years of service with Diebold, age at retirement and collective bargaining agreements. Currently, Diebold has made no commitments to increase these benefits for existing retirees or for employees who may become eligible for these benefits in the future. Currently there are no plan assets and Diebold funds the benefits as the claims are paid. The post-retirement benefit obligation was determined by application of the terms of medical and life insurance plans together with relevant actuarial assumptions and healthcare cost trend rates.

For more detailed discussions, see note 12 to Diebold’s condensed consolidated financial statements for the nine months ended September 30, 2015 and note 13 to Diebold’s consolidated financial statements for the year ended December 31, 2014, which are incorporated by reference herein.

15.13	Insurance Coverage

Diebold maintains insurance policies that provide limited coverage for some, but not all, of the potential risks and liabilities associated with Diebold’s businesses, including crime, special crime, fiduciary, D&O, employment practices liability, errors and omissions, casualty, umbrella, property, and cargo insurance. The policies are subject to deductibles and exclusions that result in Diebold’s retention of a level of risk on a self-insurance basis. For some risks, Diebold may not obtain insurance if Diebold believes the cost of available insurance is excessive relative to the risk presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, Diebold may not be able to renew its existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. See the section of this Prospectus titled “1.4 Risks Relating to Diebold’s Businesses.”

Diebold maintains directors and officers (“D&O”), insurance policies for its directors, officers, and certain employees, and with respect to equivalent positions of its subsidiaries, with a coverage, in the aggregate, of up to $125 million annually. The D&O insurance policies cover, subject to deductibles, financial losses arising from certain breaches of duty by Diebold’s directors and officers.

15.14	Legal Proceedings

At September 30, 2015, Diebold was a party to several lawsuits as well as several routine indirect tax claims from various taxing authorities globally that were incurred in the normal course of business, which neither individually nor in the aggregate are considered material by management in relation to Diebold’s financial position or results of operations. In addition, Diebold has indemnification obligations with certain former employees and costs associated with these indemnifications are expensed as incurred. In management’s opinion, Diebold’s condensed consolidated financial statements would not be materially affected by the outcome of those legal proceedings, commitments or asserted claims.

During the second quarter of 2010, while conducting due diligence in connection with a potential acquisition in Russia, Diebold identified certain transactions and payments by its subsidiary in Russia (primarily during 2005 to 2008) that potentially implicated the FCPA, particularly the books and records provisions of the FCPA. As a result, Diebold conducted a global internal review and collected information related to its global FCPA compliance. In the fourth quarter of 2010, Diebold identified certain transactions within its AP operation that occurred over several prior years that also potentially implicated the FCPA. Diebold continues to monitor its ongoing compliance with the FCPA.

Diebold voluntarily self-reported its findings to the SEC and the DOJ, and cooperated with these agencies in their review. In November 2013, Diebold reached an agreement with the DOJ and the SEC to settle this matter for combined payments to the U.S. government of $48.0 million in disgorgement, penalties, and pre-judgment interest and the appointment of an independent compliance monitor for a minimum period of 18 months. Diebold remitted the combined payments to the U.S. government.

15.15	Indirect Tax Contingencies

Diebold accrues non-income-tax liabilities for indirect tax matters when management believes that a loss is probable and the amounts can be reasonably estimated, while contingent gains are recognized only when realized. In the event any losses are sustained in excess of accruals, they are charged against income. In evaluating indirect tax matters, management takes into consideration factors such as historical experience with matters of similar nature, specific facts and circumstances, and the likelihood of prevailing. Management evaluates and updates accruals as matters progress over time. It is reasonably possible that some of the matters for which accruals have not been established could be decided unfavorably to Diebold and could require recognizing future expenditures. Also, statutes of limitations could expire without Diebold paying the taxes for matters for which accruals have been established, which could result in the recognition of future gains upon reversal of these accruals at that time.

At September 30, 2015, Diebold was a party to several routine indirect tax claims from various taxing authorities globally that were incurred in the normal course of business, which neither individually nor in the aggregate are considered material by management in relation to Diebold’s financial position or results of operations. In management’s opinion, the consolidated financial statements would not be materially affected by the outcome of these indirect tax claims and/or proceedings or asserted claims.

In addition to these routine indirect tax matters, Diebold was a party to the proceedings described below:

In August 2012, one of Diebold’s Brazil subsidiaries was notified of a tax assessment of approximately R$270.0 million, including penalties and interest, regarding certain Brazil federal indirect taxes (Industrialized Products Tax, Import Tax, Programa de Integração Social and Contribution to Social Security Financing) for 2008 and 2009. The assessment alleges improper importation of certain components into Brazil’s free trade zone that would nullify certain indirect tax incentives. On September 10, 2012, Diebold filed its administrative defenses with the tax authorities.

In response to an order by the administrative court, the tax inspector provided further analysis with respect to the initial assessment in December 2013 that indicates a potential exposure that is significantly lower than the initial tax assessment received in August 2012. This revised analysis has been accepted by the initial administrative court; however, this matter remains subject to ongoing administrative proceedings and appeals. Accordingly, Diebold cannot provide any assurance that its exposure pursuant to the initial assessment will be lowered significantly or at all. In addition, this matter could negatively impact Brazil federal indirect taxes in other years that remain open under statute. It is reasonably possible that Diebold could be required to pay taxes, penalties and interest related to this matter, which could be material to Diebold’s consolidated financial statements. Diebold continues to defend itself in this matter.

At September 30, 2015 and December 31, 2014, Diebold had an accrual related to the Brazil indirect tax matter disclosed above of approximately $8.4 million and $12.5 million, respectively. The movement between periods relates to the currency fluctuation in the Brazil real.

Beginning in July 2014, Diebold challenged customs rulings in Thailand seeking to retroactively collect customs duties on previous imports of ATMs. Management believes that the customs authority’s attempt to retroactively assess customs duties is in contravention of World Trade Organization agreements and, accordingly, is challenging the rulings. In the third quarter of 2015, Diebold received a prospective ruling from the United States Customs Border Protection which is consistent with our interpretation of the treaty in question. We are submitting that ruling for consideration in our ongoing dispute with Thailand. The matters are currently in the appeals process and management continues to believe that Diebold has a valid legal position in these appeals. Accordingly, Diebold has not accrued any amount for this contingency; however, Diebold cannot provide any assurance that it will not ultimately be subject to retroactive assessments.

A loss contingency is reasonably possible if it has a more than remote but less than probable chance of occurring. Although management believes Diebold has valid defenses with respect to its indirect tax positions, it is reasonably possible that a loss could occur in excess of the estimated accrual. Diebold estimated the aggregate risk at September 30, 2015 to be up to approximately $166.9 million for its material indirect tax matters, of which approximately $118.3 million and $26.0 million, respectively, relates to the Brazil indirect tax matter and Thailand customs matter disclosed above. The aggregate risk related to indirect taxes is adjusted as the applicable statutes of limitations expire.

16. MATERIAL AGREEMENTS OF DIEBOLD

The following is a summary of material agreements to which Diebold is a party.

16.1	The Business Combination Agreement

On November 23, 2015, Diebold and Wincor Nixdorf entered into a Business Combination Agreement concerning the combination of both companies. The Business Combination Agreement comprises, among other things, agreements concerning the combination of the companies, the future positioning of Diebold, and the employees and the management structure of Diebold resulting from the Business Combination. Moreover, in the Business Combination Agreement, Diebold and Wincor Nixdorf set out their mutual intentions regarding the Business Combination in legally binding form. See the section of this Prospectus titled “13.7 The Business Combination Agreement.”

16.2	Acquisition and Divestiture

On October 25, 2015, Diebold, Inc. announced it entered into a definitive asset purchase agreement with Securitas AB (through wholly-owned subsidiaries of Securitas AB) to divest its North America-based electronic security business for an aggregate purchase price of approximately $350.0 million in cash. Based on the successful transition of certain customer relationships, 10.0 percent of the purchase price is contingent and payable over a twelve-month period after closing. Diebold has also agreed to provide certain transition services for a $6.0 million credit. The sale was completed on Feburary 1, 2016. Additionally, Diebold is narrowing its scope in Brazil to primarily focus on lottery and elections.

As of March 31, 2015, Diebold, Inc. (by and through its global subsidiaries) agreed to sell its equity interest in its Venezuela joint venture to its joint venture partner and recorded a $10.3 million impairment of assets in the first quarter of 2015. On April 29, 2015, Diebold closed the sale for the estimated fair market value and recorded a $1.0 million reversal of impairment of assets based on final adjustments in the second quarter of 2015, resulting in a $9.3 million impairment of assets for the nine months ended September 30, 2015. Diebold no longer has a consolidating entity in Venezuela but will continue to operate in Venezuela on an indirect basis.

On March 13, 2015, Diebold, Inc. (by and through its global subsidiaries) acquired all of the equity interests of Phoenix Interactive Design Inc. from Phoenix Interactive International Inc. and its individual affiliates for a total purchase price of approximately $72.9 million, including approximately $12.6 million of deferred cash payment payable over the next three years. Acquiring Phoenix, a leader in developing innovative multi-vendor software solutions for ATMs and a host of other FSS applications, is a foundational move to accelerate Diebold’s growth in the fast-growing managed services and branch automation spaces. The results of operations for Phoenix are primarily included in the NA reportable operating segment within Diebold’s condensed consolidated financial statements from the date of the acquisition. Preliminary purchase price allocations are subject to further adjustment until all pertinent information regarding the assets acquired and liabilities assumed are fully evaluated.

In the third quarter of 2014, Diebold, Inc. (by and through its global subsidiaries) acquired 100 percent of the equity interests of Cryptera, a supplier of Diebold’s encrypting PIN pad technology and a leader in the research and development of secure payment technologies, from the Nets Group (affiliates of Nets Holding AIS, hequartered in Copenhagen, Denmark). This acquisition positioned Diebold as a significant original equipment manufacturer of secure payment technologies and allowed Diebold to own more of the intellectual property related to its ATMs. The total purchase price was approximately $13.0 million, including a 10 percent deferred cash payment payable on the first anniversary of the acquisition. The results of operations for Cryptera are included in the EMEA segment within Diebold’s condensed consolidated financial statements from the date of the acquisition.

In the second quarter of 2014, Diebold, Inc. divested Eras to Checkalt, LLC for a sale price of $20.0 million, including installment payments of $1.0 million on the first and second year anniversary dates of the closing. This sale resulted in a gain of $13.7 million recognized within gain on sale of assets, net in the condensed consolidated statement of operations. Revenue and operating profit in the nine months ended September 30, 2014 related to this divested subsidiary were $6.0 million and $3.0 million, respectively, and are included within the NA segment. Net income before taxes related to this divested subsidiary is included in continuing operations and was $3.0 million for the nine months ended September 30, 2014. There was no impact of Eras on the three months ended September 30, 2014.

In August 2012, Diebold, Inc. (by and through its global subsidiaries) acquired 100 percent of the equity interest in GAS, a Brazilian Internet banking, online payment and mobile banking security company from its corporate and individual affilitates for a total purchase price of approximately $39.0 million. The GAS solutions aim to prevent various types of fraud, such as phishing, pharming and key logging. GAS also offers clients a security information database service—a consulting service that allows clients to stay up-to-date and educated on current threats in the industry. Upon acquisition, GAS was integrated into Diebold’s security business.

16.3	Debt Financing

On November 23, 2015, Diebold entered into (i) the $500.0 million Bridge Credit Agreement among, inter alios, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. as administrative agent and a lender, Credit Suisse AG, Cayman Islands Branch, as syndication agent and a lender and Diebold as borrower, and (ii) the $1.84 billion Bank Credit Agreement among, inter alios, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. as administrative agent and a lender, Credit Suisse AG, Cayman Islands Branch as syndication agent and a lender and Diebold as borrower, which was amended and upsized on December 23, 2015 to refinance Diebold’s existing $520.0 million revolving facility and $230.0 million (non-delayed draw) term loan A facility as described below (see 16.4.1 Replacement Facilities). Pursuant to the Business Combination Agreement, Diebold may use up to €175.0 million of such committed financing to finance shareholder loans to Wincor Nixdorf to secure any financing needs of Wincor Nixdorf following the consummation of the Exchange Offer. The terms of the Bridge Credit Agreement and the Bank Credit Agreement are described in more detail under “16.4.2 Bank Credit Agreement” and “16.4.3 Bridge Credit Agreement” below.

In June 2015, Diebold entered into the Second Amendment to its prior credit agreement which was replaced by the Bank Credit Agreement described in clause (ii) above, which provided for a term loan in the aggregate principal amount of $230.0 million with escalating quarterly principal payments and a balloon payment due upon maturity in August 2019 and was replaced by the bank agreement Diebold entered into in connection with the Business Combination on November 23, 2015 (see the section of this prospectus titled “16.4 Financing of the Business Combination.”). The weighted-average interest rate on the term loan as of September 30, 2015 was 1.75 percent, which was variable based on LIBOR. The second amendment replaced the net debt to net capitalization financial covenant with a net debt to EBITDA financial covenant and, accordingly, modified the facility fee and interest rate pricing schedules. The credit agreement provided a revolving credit facility with availability of up to $520.0 million. Diebold had the ability, subject to various approvals, to increase the borrowing limits by $250.0 million. In August 2014, Diebold entered into the First Amendment, which increased its borrowing limits under the revolving credit facility from $500.0 million to $520.0 million. The first amendment also extended the maturity date of the revolving credit facility to August 2019. Diebold, Incorporated entered into its previous credit agreement on June 30, 2011 which was comprised of a revolving facility with a maturity date of June 30, 2016 and a borrowing limit of $500 million.

In March 2006, Diebold issued senior notes in an aggregate principal amount of $300.0 million with a weighted-average fixed interest rate of 5.50 percent. Diebold entered into a derivative transaction to hedge interest rate risk on $200.0 million of the senior notes, which was treated as a cash flow hedge. This reduced the effective interest rate from 5.50 percent to 5.36 percent. Diebold funded the repayment of $75.0 million of the senior notes at maturity in March 2013 using borrowings under its revolving credit facility. The maturity dates of the remaining senior notes are staggered, with $175.0 million and $50.0 million due in March 2016 and 2018, respectively. For the $175.0 million of Diebold’s senior notes maturing in March 2016, management intends to fund the repayment through the revolving credit facility and/or part of the proceeds of the sale of Diebold’s electronic security business.

In 1997, industrial development revenue bonds were issued on behalf of Diebold. The proceeds from the bond issuances were used to construct new manufacturing facilities in the United States. Diebold guaranteed the payments of principal and interest on the bonds by obtaining letters of credit. The bonds were issued with a 20-year original term and are scheduled to mature in 2017. Each industrial development revenue bond carries a variable interest rate, which is reset weekly by the remarketing agents. The weighted-average interest rate on the bonds was 0.34 percent and 0.27 percent as of September 30, 2015 and December 31, 2014, respectively. During the third quarter of 2015, Diebold repaid $7.5 million of the industrial development revenue bonds and paid the remainder during the fourth quarter of 2015.

Diebold’s financing agreements contain various restrictive financial covenants, including net debt to capitalization, net debt to EBITDA and net interest coverage ratios. As of September 30, 2015, Diebold was in compliance with the financial and other covenants in its debt agreements.

16.4	Financing of the Business Combination

Diebold anticipates that the total funds needed to complete the acquisition will be funded through third-party debt financing consisting of the following:

•	a $1.591 billion secured term loan B credit facility (of which Diebold expects to borrow $1.300 billion) (“Term Loan B”), documented in the bank credit agreement among, inter alios, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. as administrative agent and, as lender, Credit Suisse AG, Cayman Islands Branch, as syndication agent and as a lender, and Diebold as borrower;

•	a $250.0 million secured delayed draw term loan A facility (“Term Loan A”), documented in the bank credit agreement;

•	up to $500.0 million in aggregate principal amount of senior unsecured notes to be issued by Diebold; and

•	if senior unsecured notes are not issued and sold on or prior to the Closing Date, a $500.0 million unsecured bridge credit agreement among, inter alios, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. as administrative agent and, as lender, Credit Suisse AG, Cayman Islands Branch, as syndication agent and as a lender, and Diebold as borrower (“Bridge Loan”), documented in the bridge credit agreement.

Pursuant to the Business Combination Agreement, up to €175.0 million of such committed financing may be applied to the refinancing of outstanding amounts of Wincor Nixdorf debt.

16.4.1	Replacement Facilities

In addition to the foregoing business combination financing, Diebold refinanced its existing $520.0 million revolving and $230.0 million Term Loan A senior unsecured credit facilities on December 23, 2015 with a new $520.0 million revolving facility and a new (non-delayed draw) $230.0 million Term Loan A facility (on substantially the same terms as the Term Loan A); such facilities are documented in the bank credit agreement further described below. The new revolving facility and non-delayed draw Term Loan A facility are subject to the same maximum consolidated net leverage ratio and minimum consolidated interest coverage ratio as the delayed draw Term Loan A. The new revolving facility and non-delayed draw Term Loan A facility will mature on the fifth anniversary of the effective date of the replacement facilities (i.e. December 23, 2020).

For a discussion of the combined company’s indebtedness on a pro forma basis giving effect to the Business Combination Financing and the anticipated refinancing of existing indebtedness, see “12. Notes to Unaudited Pro Forma Condensed Combined Financial Information.”

16.4.2	Bank Credit Agreement

16.4.2.1	Term Loan A & Term Loan B

Pursuant to the terms of the bank credit agreement, the proceeds of the Term Loan A and Term Loan B will be available upon the satisfaction of certain conditions precedent to the completion of the Exchange Offer and, if drawn, will be used to finance, in part, the cash consideration for the Exchange Offer and to pay fees and expenses incurred in connection therewith. The Term Loan A will mature on the fifth anniversary of the effective date of the replacement facilities (i.e. December 23, 2020). The Term Loan B will mature on the seventh anniversary of the Closing Date of the Exchange Offer (unless funded into escrow prior thereto, in which case it will mature seven and one-half years from such funding date).

16.4.2.2	Conditions Precedent

The commitments of the term loan lenders to provide the Term Loan A and Term Loan B are subject to several conditions, including the consummation of the Offer, the administrative agent’s receipt of certain closing documents, a borrowing request from Diebold, a solvency certificate, no changes to the Business Combination Agreement materially adverse to the arrangers or the lenders under the bank credit agreement without the consent of the arrangers, payment of fees and expenses and other conditions to completion.

16.4.2.3	Mandatory Prepayments

The outstanding term loans (in certain instances together with outstanding non-delayed draw term loans described under the heading “16.4.1 Replacement Facilities”) must be repaid by an amount equal to (a) 100 percent of the net cash proceeds of non-ordinary course asset sales or other dispositions of property by Diebold and its restricted subsidiaries (subject to thresholds, exceptions and reinvestment rights), (b) 100 percent of the net cash proceeds of issuances or incurrences of non-permitted debt by Diebold and its restricted subsidiaries and (c) commencing with Diebold’s first full fiscal year ending after completion of the Exchange Offer, 50 percent of annual excess cash flow of Diebold and its restricted subsidiaries (subject to stepdowns and exceptions).

16.4.2.4	Covenants and Events of Default

The bank credit agreement contains affirmative and negative covenants usual and customary for facilities and transaction of this type including, but not limited to: delivery of financial information; use of proceeds; delivery of notices of default; conduct of business (including maintenance of existence and rights); taxes; insurance; compliance with laws; properties and inspection; collateral matters and further assurances; maintenance of ratings; guaranties; limitations on mergers, consolidations and fundamental changes; limitations on sales of assets; limitations on investments and acquisitions; limitations on liens; limitations on transactions with affiliates; limitations on indebtedness; limitations on negative pledge clauses; limitations on restrictions on subsidiary distributions; limitations on hedge agreements; limitations on receivables indebtedness; limitations on restricted payments; limitations on certain payments of indebtedness; limitations on amendments to organizational documents; “MFN” requirements regarding certain additional covenants; and covenants regarding the Exchange Offer and the Business Combination.

In addition, the term loan credit agreement includes, applicable to Term Loan A but not Term Loan B, a maximum consolidated net leverage ratio and a minimum consolidated interest coverage ratio.

The bank credit agreement also contains certain events of default regarding: inaccuracy of representations and warranties, certificates or other written information in any material respect; nonpayment of principal, interest, fees or other amounts; breach of covenants; cross payment default and cross default to indebtedness or net hedging obligations in excess of $50 million; voluntary and involuntary bankruptcy or insolvency proceedings; condemnation reasonably likely to have a material adverse effect; unpaid material judgments; certain pension and benefit events; certain environmental events reasonably expected to have a material adverse effect; change of control; and actual or asserted invalidity of the facilities documentation, guarantees or security documentation or, after effectiveness thereof, the domination agreement, or failure to maintain a perfected first priority security interest on a material portion of the collateral, in each case with grace periods, thresholds, qualifications and exceptions detailed further in the bank credit agreement.

16.4.3	Bridge Credit Agreement

16.4.3.1	Bridge Loan

Pursuant to the terms of the bridge credit agreement, the proceeds of the bridge loan will be available upon the satisfaction of certain conditions precedent to the completion of the Exchange Offer and, if drawn, will be used to finance, in part, the cash consideration for the Exchange Offer and to pay fees and expenses incurred in connection therewith. The bridge loan will initially mature on the 365th day after the Closing Date of the Exchange Offer.

16.4.3.2	Conditions Precedent

The commitments of the bridge lenders to provide the bridge loan are subject to several conditions, including the consummation of the Offer, the administrative agent’s receipt of certain closing documents, payment of fees and expenses, no changes to the Business Combination Agreement materially adverse to the arrangers or the lenders under the bridge credit agreement without the consent of the arrangers, and other conditions to completion.

16.4.3.3	Commitment Reductions

The aggregate commitments of the bridge lenders to provide the bridge loan shall be permanently reduced dollar-for-dollar by an amount equal to the aggregate net cash proceeds received by Diebold or any of its restricted subsidiaries from the consummation of any debt offering or equity offering (each as described below), in each case prior to the funding of the bridge loans on the completion of the Exchange Offer.

A debt offering includes the incurrence of debt for borrowed money, including any issuance of notes (which would include senior unsecured notes), debt securities convertible into equity securities or bank loans by Diebold or any of its restricted subsidiaries, other than certain debt, and subject to other limitations.

An equity offering means any issuance of equity other than certain offerings, and subject to other limitations.

Diebold intends that, prior to the Closing Date of the Exchange Offer, the entire commitments with respect to the bridge loan will have been permanently reduced by the issuance of senior unsecured notes.

16.4.3.4	Mandatory Prepayments

If the bridge loans are funded, the aggregate amount of bridge loans outstanding must be repaid by an amount equal to (a) 100 percent of the net cash proceeds of any debt offering or equity offering (each as described above) after the Closing Date of the Exchange Offer, and (b) 100 percent of the net cash proceeds of non-ordinary course asset sales or dispositions by Diebold and its restricted subsidiaries after the Closing Date of the Exchange Offer, that, in either case, are not required (or applied) to repay or reduce commitments under Diebold’s term loan facilities, subject to thresholds consistent with those applicable to the bank credit agreement, as well as reinvestment rights and other exceptions.

16.4.3.5	Covenants and Events of Default

The bridge credit agreement contains affirmative and negative covenants (but no financial maintenance covenants) usual and customary for bridge loan financings including, but not limited to: delivery of financial information; use of proceeds; delivery of notices of default; conduct of business (including maintenance of existence and rights); taxes; insurance; compliance with laws; properties and inspection; further assurances; maintenance of ratings; offers to repurchase upon a change of control; guaranties; limitations on mergers, consolidations and fundamental changes; limitations on sales of assets; limitations on investments and acquisitions; limitations on liens; limitations on transactions with affiliates; limitations on indebtedness; limitations on negative pledge clauses; limitations on restrictions on subsidiary distributions; limitations on hedge agreements; limitations on receivables indebtedness; limitations on restricted payments; limitations on certain payments of indebtedness; limitations on amendments to organizational documents; “MFN” requirements regarding certain additional covenants; and covenants regarding the Exchange Offer and the Business Combination.

The bridge credit agreement also contains certain events of default usual for bridge loan financings no more restrictive than the corresponding events of default in the bank credit agreement.

17. CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

In the fiscal years ended December 31, 2012, 2013 and 2014 and thereafter up to the date of this Prospectus, we did not engage in any related person transaction(s) requiring disclosure under Item 404 of Regulation S-K.

For the purposes of this section, the term related person means:

•	any person who was in any of the following categories at any time during the period for which disclosure is required (i) any director or executive officer of Diebold, Inc.; or (ii) any immediate family member of a director or executive officer of Diebold, Inc., which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director or executive officer, and any person (other than a tenant or employee) sharing the household of such director or executive officer; and

•	any person who was in any of the following categories when a transaction in which such person had a direct or indirect material interest occurred or existed (i) a security holder who beneficially owns 5 percent or more of outstanding Diebold Common Shares; or (ii) any immediate family member of any such security holder, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such security holder, and any person (other than a tenant or employee) sharing the household of such security holder.

Pursuant to our director independence standards and our corporate governance guidelines, except for employment arrangements with the CEO and, if applicable, other management directors, we do not engage in transactions with directors or their affiliates if a transaction would cause an independent director to no longer be deemed independent, would present the appearance of a conflict of interest or is otherwise prohibited by law, rule or regulation. This includes, directly or indirectly, any extension, maintenance or renewal of an extension of credit to any of our directors. This prohibition also includes significant business dealings with directors or their affiliates, charitable contributions that would require disclosure in our proxy statement under the rules of the NYSE, and consulting contracts with, or other indirect forms of compensation to, a director. Any waiver of this policy may be made only by our board and must be promptly disclosed to our shareholders.

For a more detailed discussion of our corporate governance, including compensation of directors and executive officers, see the section of this Prospectus titled “21. Corporate Governance Structure of Diebold, Inc.” Our corporate governance guidelines are available on our website at www.diebold.com.

18. REGULATORY ENVIRONMENT

The operations and products of Diebold and Wincor Nixdorf are subject to a number of regulations imposed by the various jurisdictions in which Diebold and Wincor Nixdorf operate. Specifically, Diebold’s and Wincor Nixdorf’s operations and products, as well as the activities of the companies’ officers, directors, employees, contractors and agents, are subject to U.S. federal, state, and local laws and regulations, in addition to laws and regulations of the European Union, Germany, and other jurisdictions around the globe. These laws and regulations include data privacy requirements, import and trade restrictions and export requirements, environmental laws and regulations, and laws and regulations pertaining to labor and employment, tax, anti-trust and competition, environmental protection, corruption and bribery. Violations of these laws and regulations could result in fines, penalties and criminal sanctions against Diebold and/or Wincor Nixdorf or their officers, directors, employees, contractors, and agents. In addition, any such violation could adversely affect Diebold’s and/or Wincor Nixdorf’s reputation, Diebold’s and/or Wincor Nixdorf’s ability to conduct their respective businesses in one or more jurisdictions, and Diebold’s and/or Wincor Nixdorf’s ability to attract and retain employees. The regulatory requirements applicable to Diebold’s and/or Wincor Nixdorf’s business activities are subject to change, as they are continuously modified at all levels. While Diebold and Wincor Nixdorf do not currently expect to incur material capital expenditures related to compliance with such laws and regulations, there can be no assurances that regulatory and legal matters will not have a material adverse effect on Diebold’s and/or Wincor Nixdorf’s businesses, financial condition or results of operations in the future. Changes in environmental regulations that would limit their ability to service and sell products in specific markets may affect the demand for and supply of Diebold’s and Wincor Nixdorf’s services and products. Governments may adopt legislation or regulations, environmental or otherwise, which could bar or impede Diebold’s and/or Wincor Nixdorf’s ability to operate and result in a material adverse effect on their respective businesses and financial results.

The following contains a brief overview of select regulations applicable to the business operations of Diebold and Wincor Nixdorf.

18.1	United States

18.1.1	Federal and State ATM Industry Regulations

With its initial roots in the banking industry, the U.S. ATM industry has always been regulated, if not by the laws, rules and regulations of the individual states, then by the rules and regulations of the federal Electronic Funds Transfer Act, which establishes the rights, liabilities, and responsibilities of participants in EFT systems. The vast majority of states have few, if any, licensing requirements, although legislation related to the U.S. ATM industry is periodically proposed at the state and local level. To date, no such legislation has been enacted that materially adversely affects Diebold’s business. However, new legislation regarding the operation of the ATM could have an adverse impact on Diebold, as well as its customers’, net income and profit margins. Diebold will continue to monitor all such legislation and activity by the legislator.

The United States Electronic Funds Transfer Act and Electronic Financial Transactions Network Regulations have impact on Diebold to the extent that they impact the operations of Diebold’s customers in the retail banking and retail sectors. The Electronic Funds Transfer Act is directed principally at banks and other financial institutions, but also applies to other of Diebold’s customers who operate ATMs produced by the companies. In particular, the Electronic Funds Transfer Act requires ATM operators who impose withdrawal fees to provide notification of the withdrawal fee before the customer completes a withdrawal and incurs the fee. Notification must be made by notification on the ATM screen.

State-level efforts to pass legislation banning or limiting ATM surcharge fees could severely impact the revenue of customers of Diebold who operate ATMs. Despite the nationwide acceptance of surcharge fees at ATMs, a few consumer activists (most notably in California) have from time to time attempted to impose local bans on surcharge fees. Even in the few instances where these efforts have passed the local governing body (such as with an ordinance adopted by the city of Santa Monica, California), federal courts have overturned these local laws on federal preemption grounds. However, those efforts may resurface and, should the federal courts abandon their adherence to the federal preemption doctrine, those efforts could receive more favorable consideration than in the past. Any successful legislation banning or limiting surcharge fees could result in a substantial loss of revenues for certain of Diebold’s customers, which could impact Diebold’s customer base and net sales.

18.1.2	Americans with Disabilities Act

Diebold’s products in the U.S. are subject to rules issued by the Department of Justice under the Americans with Disabilities Act (“ADA”). In July, 2010, the Department of Justice issued new rules revising its ADA Standards for Accessible Design. The new rules set out technical specifications that must be followed by ATM manufacturers in addition to the earlier requirement that ATMs be accessible to and independently usable by persons with visual impairments. The new technical specification required that ATMs be speech enabled, that they provide the opportunity for the same degree of privacy available to all individuals, and that they conform to a host of other detailed design requirements. Since coming into effect on March 15, 2012, the ADA standards have become a significant part of the design standard in the ATM industry, posting both technological and design challenges to ATM manufacturers. Diebold’s products in the U.S. are compliant with the ADA standards. In the future, Diebold will continue to make every effort to design their products according to the ADA standards.

18.1.3	Sarbanes-Oxley Act of 2002 and Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

The Sarbanes-Oxley Act of 2002 imposes a stringent set of corporate governance, internal controls, reporting and other requirements on both U.S. and non-U.S. publicly listed companies. Significant resources are necessary for publicly listed companies to come into and remain in compliance with the requirements of the Sarbanes-Oxley Act. The SEC and the Public Company Accounting Oversight Board have taken steps to reduce some of the compliance issues for publicly listed companies, including revisions to the rules relating to internal control over financial reporting established under Section 404 of the Sarbanes Oxley Act, rules that facilitate the delisting and deregistration of securities issued by some non-U.S. companies and rules that exempt some non-U.S. companies from U.S. GAAP reconciliation requirements.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) includes several corporate governance and executive compensation reforms. The measures include non-binding “say-on-pay” votes on executive compensation, new compensation clawback policies, and enhanced independence requirements for board compensation committee members and their advisors. The Dodd-Frank Act also enhances the SEC’s remedial authority, including the authority to impose monetary penalties in administrative cease-and-desist proceedings. The combined Diebold and Wincor Nixdorf may need to expend effort and resources to ensure that the combined company’s corporate governance, internal control, reporting and other business activities are in compliance with the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act.

18.1.4	Anti-Bribery and Corruption Regulations

Diebold is and the combined company will be subject to the Foreign Corrupt Practices Act (“FCPA”) and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage. The FCPA also requires proper record keeping and characterization of such payments in Diebold’s reports filed with the SEC.

Diebold’s agents are required to comply with these laws. Diebold operates in many parts of the world that have experienced governmental and commercial corruption to some degree, and strict compliance with anti-bribery laws may conflict with local customs and practices. Foreign companies, including some that may compete with Diebold, may not be subject to the FCPA and may follow local customs and practices. Accordingly, such companies may be more likely to engage in activities prohibited by the FCPA, which could have a significant adverse impact on Diebold’s ability to compete for business in such countries.

Despite Diebold’s commitment to legal compliance and corporate ethics, Diebold cannot ensure that its policies and procedures will always protect it from intentional, reckless or negligent acts committed by employees or agents. Violations of these laws, or allegations of such violations, could disrupt Diebold’s business and result in financial penalties, debarment from government contracts and other consequences that may have a material adverse effect on Diebold’s reputation, business, financial condition or results of operations. Future changes in anti-bribery or economic sanctions laws and enforcement could also result in increased compliance requirements and related expenses that may also have a material adverse effect on Diebold’s and the combined company’s business, financial condition or results of operations.

In addition, business opportunities in selected geographies have been or may be adversely affected by the settlement of previously-disclosed FCPA matter with the U.S. government in late 2013. Some countries in which Diebold does business may also initiate their own reviews and impose penalties, including prohibition of Diebold’s participating in or curtailment of business operations in those jurisdictions. Diebold could also face third-party claims in connection with this matter or as a result of the outcome of the current or any future government reviews. Diebold’s disclosure, internal review and any current or future governmental review of this matter could, individually or in the aggregate, have a material adverse effect on its reputation and ability to obtain new business or retain existing business from current clients and potential clients, to attract and retain employees and to access the capital markets.

18.1.5	Anti-Money Laundering Laws

Since Diebold and Wincor Nixdorf provide services to both foreign and domestic financial institutions, they are required to comply with certain anti-money laundering and terrorist financing laws and economic sanctions imposed on designated foreign countries, nationals and others. Specifically, to the extent their businesses relate to the U.S. market, Diebold and Wincor Nixdorf must adhere to the requirements of the Bank Secrecy Act regarding processing and facilitation of financial transactions.

A major focus of governmental policy in recent years has been aimed at combating money laundering and terrorist financing. Preventing and detecting money laundering, and other related suspicious activities at their earliest stages warrants careful monitoring. The Bank Secrecy Act, along with a number of other anti-money laundering laws, imposes various reporting and record-keeping requirements concerning currency and other types of monetary instruments. Actions, such as structuring transactions to avoid Bank Secrecy Act and anti-money laundering law reporting requirements, failing to prepare or file required reports, preparing inaccurate reports, money laundering, attempted money laundering, and advising customers in any of these activities are violations or potential violations of law. These laws and regulations impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for Diebold and Wincor Nixdorf.

Recent legalization of marijuana in more than 20 states has posed legal challenges under the Bank Secrecy Act. It is a criminal offense under the Bank Secrecy Act to engage in certain financial and monetary transactions with the proceeds of a “specified unlawful activity,” including proceeds from marijuana-related violations. The proliferation of marijuana-related business in the states that have legalized marijuana makes it increasingly difficult for Diebold and Wincor Nixdorf and their financial institution clients to comply fully with the Bank Secrecy Act. Although the Financial Crimes Enforcement Network

has issued a guidance related to the subject, it remains unclear how financial service providers, including the ATM industry, should ensure compliance with the Bank Secrecy Act when dealing with proceeds from marijuana-related businesses. Diebold and Wincor Nixdorf will continue to monitor legal and regulatory developments in this area.

18.1.6	Product Liability Law

Since Diebold offers its products across the United States, Diebold is be subject to the laws and regulations of each state in which they have a sufficient connection. The combined company may be exposed to the laws of the State of Ohio, since the registered office of the combined company will be in Ohio. The State of Ohio has several acts and laws which pertain to Diebold’s industry, particularly the manufacturing of hardware. For example, Ohio’s Product Liability Act allows a plaintiff to seek to recover compensatory damages for death, injury to person, emotional distress, or physical damage to property other than to the product in question. To prevail, the plaintiff must show that any economic loss that proximately resulted from the defective aspect (whether in manufacturing or in design) of the product in question. Many states have product liability laws that are similar to Ohio’s Product Liability Act. Ohio’s Product Liability Act does not preclude concurrent common-law claims arising from the same product defect seeking only economic damages, although some states’ product liability laws would preclude such common law claims.

18.1.7	Contractual Liability; Unlawful Infringement of Legally Protected Rights

Diebold and Wincor Nixdorf may be subject to liability arising from contracts related to the sale of its products and services in the United States. Such contracts will generally be governed by state law, which varies from state to state. Most states adhere to some variation of the model Uniform Commercial Code (“UCC”), with respect to contracts for the sale of goods. UCC Article 2, which governs the sale of goods (as opposed to services or real estate), contains over 100 different sections that, taken together, cover such matters as contract formation, contractual obligations of the seller and the buyer, rules for performing on a contract, what constitutes breach of contract, and remedies for breach of contract. However, not all states have adopted all sections of the current model UCC. Moreover, the model UCC specifically leaves it to individual states to determine the precise wording of certain sections. States generally follow common law with respect to contracts for services. The common law of each state varies.

18.1.8	Occupational Health and Safety Requirements

Diebold’s business activities are subject to occupational health and safety laws that are aimed at preventing health risks for employees in the workplace and providing protection against accidents and occupational diseases. The Occupational Safety & Health Administration (“OSHA”) under the U.S. Department of Labor has passed laws and regulations to develop workplace health and safety standards. To that end, OSHA sets and enforces standards to which employers must comply. Under the Occupational Safety and Health Act of 1970, employers are responsible for providing a safe and healthful workplace. Employers must also comply with the General Duty Clause of the Occupational Safety and Health Act of 1970, which requires employers to keep their workplace free of serious recognized hazards.

States have also enacted laws to protect employees from workplace accidents and other occupational health risks. The occupational health and safety requirements under state laws vary from state to state.

18.1.9	Environmental Liability

Diebold engages in activities, particularly manufacturing activities, that fall within the scope of the environmental protection legislation of the United States. The United States Environmental Protection Agency has passed rules and regulations regarding the computer and electronic product manufacturing sector, which is a part of the manufacturing sector (NAICS 31-33). This sector covers manufacturers of electrical distribution equipment, household appliances, communications equipment, electrical industrial apparatus, radio and television receiving equipment and other electrical equipment and supplies. Regulations that may have an impact on Diebold and Wincor Nixdorf, as well as other manufacturers of computer and electronic products, include greenhouse gas reporting, air pollution regulations under the National Emissions Standards for Hazardous Air Pollutants, and stratospheric ozone regulations to phase out the use of ozone depleting substances. If Diebold violates or fail to comply with applicable U.S. environmental laws or regulations, Diebold could face fines, disruption of their businesses, and/or other sanctions. Furthermore, any such violation could adversely affect Diebold’s reputation, Diebold’s ability to conduct their respective businesses in one or more jurisdictions, and Diebold’s ability to attract and retain customers and employees.

18.1.10	Conflict Minerals

The Dodd-Frank Act imposes disclosure requirements regarding the use of “conflict minerals” mined from the Democratic Republic of Congo and adjoining countries in products, whether or not these products are manufactured by third parties. The conflict minerals include tin, tantalum, tungsten and gold, and their derivatives. Pursuant to these requirements, Diebold is and the combined company will be required to report on Form SD the procedures they employ to determine the sourcing of such minerals and metals produced from those minerals. There are costs associated with complying with these disclosure requirements, including for diligence in regards to the sources of any conflict minerals used in Diebold’s products, in addition to the cost of remediation and other changes to products, processes, or sources of supply as a consequence of such verification activities. In addition, the implementation of these rules could adversely affect the sourcing, supply, and pricing of materials used in Diebold’s products. Diebold strives to only use suppliers that source from conflict-free smelters and refiners; however, in the future, Diebold and the combined company may face difficulties in gathering information regarding their suppliers and the source of any such conflict minerals.

18.1.11	Cybersecurity

Diebold and Wincor Nixdorf produce software that interface with sensitive information of end-users of Diebold’s and Wincor Nixdorf’s products. Cybersecurity is important because a cyber-attack could compromise the personal data to which Diebold and Wincor Nixdorf have access through their customers’ use of Diebold’s and Wincor Nixdorf’s software products. Failure to implement adequate cybersecurity measures could cause Diebold and Wincor Nixdorf to be vulnerable to cyber-attacks. Such failure could, to the extent applicable, trigger sanctions and/or disclosure requirements under current or future federal and state cybersecurity regulations. Moreover, such failure could negatively impact customer confidence in Diebold’s and Wincor Nixdorf’s products and operations.

18.1.11.1	Payment Card Industry Security Standards, EMVCo Specifications, and ISO Information Security Management Standard

Diebold’s and Wincor Nixdorf’s credit card issuer clients and banking clients incur millions of dollars of cost in payment card fraud every year. As a result, the industry has developed Payment Card Industry (“PCI”) Security Standards and EMVCo Specifications. All of Diebold’s and Wincor Nixdorf’s significant contracts require compliance with the PCI Security Standards and the EMVCo Specifications. Many clients also require compliance with the ISO/IEC 27001—Information Security Management standard.

18.1.11.1.1	PCI Security Standards

The PCI Security Standards Council is an open global forum, launched in 2006, that is responsible for the development, management, education, and awareness of the PCI Security Standards, including the Data Security Standard, Payment Application Data Security Standard, and PIN Transaction Security requirements. The standards apply to all organizations that store, process or transmit cardholder data—with guidance for software developers and manufacturers of applications and devices used in those transactions.

The Data Security Standard applies to all entities that store, process, and/or transmit cardholder data. It requires all such entities to build and maintain a secure network and systems, protect cardholder data, maintain a vulnerability management program, implement strong access control measures, regularly monitor and test networks, and maintain an information security policy.

The PIN Transaction Security Requirements is a set of security requirements focused on characteristics and management of devices used in the protection of cardholder PINs and other payment processing related activities. The requirements are for manufacturers to follow in the design, manufacture and transport of a device to the entity that implements it. Financial institutions, processors, merchants and service providers should only use devices or components that are tested and approved by the PCI Security Standards Council, such as Diebold’s EPP7 and Wincor Nixdorf’s NAMOS paylane smart and MTPT10 Payment Terminal.

The Payment Application Data Security Standard applies to software vendors and others who develop payment applications that store, process or transmit cardholder data and/or sensitive authentication data, for example as part of authorization or settlement when these applications are sold, distributed or licensed to third parties. Most card brands encourage merchants to use payment applications that are tested and approved by the PCI Security Standards Council. The PCI Security Standards Council has tested and approved three Diebold products and seven Wincor Nixdorf products under the Payment Application Data Security Standard.

18.1.11.1.2	EMVCo Specifications

EMVCo facilitates worldwide interoperability and acceptance of secure payment transactions by managing and evolving the EMV Specifications and related testing processes. This includes, but is not limited to, card and terminal evaluation, security evaluation, and management of interoperability issues. There are EMV Specifications based on contact chip, contactless chip, common payment application (CPA), card personalization, and tokenization.

18.1.11.1.3	ISO/IEC 27001—Information Security Management Standard

The ISO/IEC 27001 standard provides requirements for establishing, implementing, maintaining and continually improving an information security management system. It is the best-known standard in the family providing requirements for an information security management system (ISMS).

18.1.11.2	Federal Banking Regulations relating to Information Security

Diebold’s U.S.-based banking and financial institution customers are typically regulated by the Federal Financial Institutions Examination Council (“FFIEC”) or one or more of their member agencies which include the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Office of Thrift Supervision and the National Credit Union Association. Diebold is subject to periodic examination by the FFIEC in its capacity as a technical service provider, during which Diebold’s operating practices are risk-assessed and compared against applicable laws and regulations, including the FFIEC’s Guidance on the Supervision of Technology Services Providers and the Gramm-Leach-Bliley Act of 1999. While the examinations of Diebold generally focus on the underlying information technology risk, the examination process also considers all business lines in which Diebold engages to ensure that all covered services are effectively included. If Diebold, as part of such an examination, were to receive a sufficiently unfavorable review from the FFIEC, Diebold’s customers may be advised by the regulators to reassess their commercial relationships with Diebold, including the continued use of Diebold’s products. Such unfavorable advice from the regulators may result in substantial loss of business for Diebold and adversely affect Diebold’s reputation.

As a provider of services to financial institutions, Diebold is required to comply with the privacy regulations and is bound by the same limitations on disclosure of the information received from its clients as apply to the financial institutions themselves. The Office of the Comptroller of the Currency and other bank regulatory agencies have published guidelines establishing standards for safeguarding nonpublic personal information about customers that implement provisions of the Graham-Leach-Bliley Act. Among other things, the guidelines require each financial institution to develop, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against any anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.

18.1.11.3	Other Federal and State Cybersecurity Regulations

The three main federal cybersecurity regulations are the 1996 Health Insurance Portability and Accountability Act (HIPAA), the 1999 Gramm-Leach-Bliley Act, and the 2002 Homeland Security Act, which included the Federal Information Security Management Act (FISMA). These three regulations require healthcare organizations, financial institutions and federal agencies to protect their systems and information using a “reasonable” level of security. Some states have enacted laws and/or regulations to improve cybersecurity. While the various state laws and regulations are similar in their goal of incentivizing improved protections against potential breaches of cybersecurity, there are variations among such laws and regulations. Some laws, like California Assembly Bill 1950, impose a similar “reasonable” standard for cybersecurity as under the federal cybersecurity regulations, but extend the applicability of the “reasonable” standard to any business that owns or maintains personal information. Other state laws provide for public disclosure by firms with inadequate cybersecurity measures. For example, under the California Notice of Security Breach Act, any company that maintains personal information of California citizens (including the name, social security number, driver’s license number, credit card number or financial information) must disclose the details of any security breach. Several other states have followed California’s example and passed similar security breach notification regulations. These disclosure regulations do not restrict the methods by which companies implement additional security measures. Congress has proposed cybersecurity regulations similar to California’s Notice of Security Breach Act for companies that maintain personal information. The Consumer Data Security and Notification Act amends the Gramm-Leach-Bliley Act to require disclosure of security breaches by financial institutions. The U.S. Securities and Exchange Commission Division of Corporation Finance has issued guidance on cybersecurity disclosures under the federal securities laws and has advised companies to review, on an ongoing basis, the adequacy of their disclosure relating to cybersecurity risks and cyber incidents. Appropriate disclosures under the SEC guidance may include, among other things, a description of relevant insurance coverage. Furthermore, members of congress have also proposed expanding Gramm-Leach-Bliley to all industries that touch consumer financial information, including any firm that accepts payment by a credit card.

18.2	European Union/Germany

18.2.1	Product Safety

Diebold’s and Wincor Nixdorf’s products are used primarily in the retail banking and retail industries. As some of its products are made available on the market, Wincor Nixdorf is and the combined company will be subject to general product safety requirements under the German Product Safety Act (Produktsicherheitsgesetz). With the Produktsicherheitsgesetz of November 8, 2011 and the ninth regulation to the Produktsicherheitsgesetz as amended (Neunte Verordnung zum Produktsicherheitsgesetz (Maschinenverordnung)), the German legislature transformed into German law, among other European Directives, the Directive 2006/42/EC of the European Parliament and of the Council of May 17, 2006 on machinery.

The Produktsicherheitsgesetz applies whenever products are made available on the market, exhibited or used for the first time in the context of a commercial activity as well as to the erection and the operation of installations which are subject to inspection, but only in the absence of other legal provisions that provide for corresponding or more far-reaching provisions. Under the Produktsicherheitsgesetz, a product may be made available on the market only if it complies with specific regulations for such product, or, in the absence of such specific regulations, if its intended or foreseeable use does not put the health and safety of persons at risk. In addition to compliance with this safety requirement, if products are made available to consumers, manufacturers must provide consumers with the necessary information to enable them to assess the risks inherent in such product where such risks are not immediately obvious without adequate warnings and to take precautions against those risks. If manufacturers or distributors of consumer products discover that a product is dangerous, they must notify the competent authorities and, if necessary, cooperate with them. Under certain circumstances, a product may have to be recalled. Unsafe products may be listed in an EU-wide publicly accessible database.

18.2.2	Product Liability

To the extent they relate to the German market, Diebold and Wincor Nixdorf could incur product liability and liability for environmental damage. Under general rules of the German Civil Code (Bürgerliches Gesetzbuch), fault-based compensation (Schadensersatz) is to be paid for breach of contract or for torts. This obligation does not only apply to Diebold’s and Wincor Nixdorf’s own acts but may extend to behavior of individuals that work or undertake tasks for Diebold or Wincor Nixdorf under Sections 278, and 831 of Bürgerliches Gesetzbuch.

In addition, Wincor Nixdorf is and the combined company will be strictly liable (i.e., liable regardless of fault), as a “producer” under the Product Liability Act (Produkthaftungsgesetz), for damages caused by a defective product. The Produkthaftungsgesetz applies to movables which have been industrially produced, whether or not incorporated into another movable or into an immovable. It establishes the principle of strict liability in cases of damage caused by a defective product. “Producer” means the manufacturer of a finished product, the producer of any raw material or the manufacturer of a component part and any person who, by putting his name, trade mark or other distinguishing feature on the product presents himself as its producer. Any person who imports into the EU a product for sale, hire, leasing or any form of distribution in the course of his business shall be deemed to be a producer. “Defectiveness” means lack of the safety which the general public is entitled to expect given, inter alia, the presentation of the product and the use to which it could reasonably be put. The Product Liability Directive applies to damage caused by death or by personal injuries and damage to an item of property intended for private use or consumption other than the defective product, with a lower threshold of a €500 damage caused by defective products. The Product Liability Directive does not restrict compensation for non-material damage under national legislation.

Furthermore, in the event of damage to persons or property caused by Diebold’s and/or Wincor Nixdorf’s facilities, Diebold and/or Wincor Nixdorf may additionally be strictly liable under the Act on Liability for Environmental Damage (Umwelthaftungsgesetz) and under the Environmental Damage Act (Gesetz über die Vermeidung und Sanierung von Umweltschäden, or Umweltschadensgesetz).

18.2.3	Permits and Compliance

For the construction, operation and alteration of industrial facilities, such as production plants, Wincor Nixdorf generally needs emission control permits or, alternatively, building permits and permits under water laws. In the application process for such permits, the competent authority assesses whether the specific facility the permit has been applied for will be in compliance with applicable provisions of environmental and regulatory law, in particular, with regard to emissions, planning law and building regulations, waste disposal, nature protection, occupational health and safety and, in the case of permits under water law, use and disposal of water. As a general rule, the permits cover most environmental and regulatory requirements that have to be met (e.g., with respect to emissions and occupational health and safety). Directive 2010/75/EU of the European Parliament and of the Council of November 24, 2010 on industrial emissions (integrated pollution prevention and control) stipulates that certain industrial installations, including installations for the production and processing of metals, are generally required to have a permit. This permit can only be issued by the competent authority if specified environmental conditions are met (e.g., if the operator takes appropriate preventive measures against pollution and if the installation does not cause significant pollution). In Germany, the provisions of the industrial emissions directive were implemented into German law through amendments to the Federal Emission Control Act (Bundes-Immissionsschutzgesetz), the Federal Water Management Act (Wasserhaushaltsgesetz), the Law on Closed Cycle Management and Waste (Kreislaufwirtschaftsgesetz) and other environmental laws and ordinances. Wincor Nixdorf has obtained all necessary permits. If Wincor Nixdorf’s plants are constructed, altered or operated without the required permit, the competent authority can impose penalties and order modifications or restrictions for the plant.

18.2.4	Environmental Liability; Emissions Trading

Diebold and Wincor Nixdorf engage in activities that fall within the scope of the environmental protection legislation of the member states of the European Union, as well as of the directives and regulations of the European Union and the implementing legislation of the individual member states. Each member state of the European Union has detailed regulations for the protection of the environment. All legal systems of the member states of the European Union impose legal and administrative restrictions on pollution of the environment, especially of the air, soil, water and ground water, but also on other harmful influences on the environment (for example, noise). For instance, each member state of the European Union is required to implement Directive 2010/75/EU on industrial emissions whose requirements include stricter emission standards and the use of best available techniques.

Diebold’s and Wincor Nixdorf’s activities also fall within the scope of Directive 2004/35/CE of the European Parliament and of the Council of April 21, 2004 on environmental liability with regard to the prevention and remedying of environmental damage (“Environmental Liability Directive”). The Environmental Liability Directive establishes a comprehensive liability system based on the “polluter pays” principle, with a view to preventing and remediating damage to natural resources, protected species and natural habitats, waters and land. Any person or body who operates or controls occupational activities carried out in the course of an economic activity, a business or an undertaking that cause damage or threaten to cause damage to these natural resources may be held responsible for remediating the damage caused, or may be made to pay for remediation, irrespective of whether they caused the damage. The Environmental Liability Directive was implemented into German law by the Act on the Prevention and Remediation of Environmental Damage (Umweltschadensgesetz).

Some of Wincor Nixdorf’s production facilities have already been used for industrial purposes for a long time, and their soil and ground water may thus be contaminated. This could result in considerable investigation and clean-up costs. In Germany, liability for soil and groundwater contamination is laid down in the Federal Soil Protection Act (Bundes-Bodenschutzgesetz) in conjunction with the Federal Soil Protection and Contamination Regulation (Bundes-Bodenschutz-und Altlastenverordnung). Both require specific measures if certain thresholds of hazardous substances are exceeded. These measures include that contamination of soil and groundwater must be explored, removed, reduced or, at least, prevented from spreading onto adjacent sites or that its spreading is mitigated in the long term. If there is reasonable suspicion that contamination of soil and groundwater may be present on a site, the authority may order investigation measures to explore the contamination. If the suspicion is confirmed, the authority may order the originator of the contamination or its legal successor, the present owner and/or user of the respective property, or the entity being responsible under general principles of commercial or corporate law for the legal entity owning the respective property to remedy the contamination or take containment measures. Under the laws of some countries Wincor Nixdorf may be held responsible even if it did not cause the contamination. In addition, Wincor Nixdorf’s companies, as the previous owner or user of properties, could be held responsible for eliminating soil or groundwater pollution that may be discovered in the future at former production sites. This applies irrespective of whether the respective property is still owned by Wincor Nixdorf and whether such liability is contractually excluded, for example, in a property purchase agreement.

As operator of a facility that is subject to the European and national emissions trading system, the regulations on emissions trading are applicable to Wincor Nixdorf and the combined company. The EU member states have passed regulations on implementing a system of emission allowance trading, as contemplated in Directive 2003/87/EC of the European Parliament and of the Council of October 13, 2003 establishing a scheme for greenhouse gas emission allowance trading within the Community. These regulations provide for the granting of a specific quantity of emission allowances to certain energy-intensive plants that allow the plants to emit a certain amount of carbon dioxide. If a company needs to emit more carbon dioxide, it can purchase unused emission allowances from other companies on the open market. Wincor Nixdorf was involved in a court proceeding with the German Emissions Trading Authority (Deutsche Emissionshandelsstelle— “DEHSt”) related to a dispute over the number of certificates that Wincor Nixdorf should have received in the last administrative decision dated July 2011 under the statutory provisions. Wincor Nixdorf has since reached an agreement with the DEHSt and terminated the court proceeding after receipt of the agreed number of certificates. Since 2013, in principle, all emission allowances are auctioned against payment. Despite existing differences in the implementation of the legislative provisions, in most other material markets in which the combined Diebold and Wincor Nixdorf will be active, provisions have been enacted in pursuit of legislative goals similar to those in Germany and/or in the European Union.

Compliance with environmental laws and regulations of the European Union, Germany, U.S. federal, state and local environmental protection laws and regulations, and similar laws and regulations in other jurisdictions had no material effect upon Diebold’s business, financial condition or results of operations in the fiscal year ended December 31, 2014, the nine-month period ended September 30, 2015, and as of the date of this Prospectus. Wincor Nixdorf does not currently expect to incur material capital expenditures related to compliance with such laws and regulations, and Wincor Nixdorf currently does not expect that compliance with local environmental statutes will have a material effect on its capital expenditures, earnings and competitive position in the current fiscal year.

18.2.5	Production, Possession and Handling of Waste; Dangerous Goods

Diebold’s and Wincor Nixdorf’s business activities may result in the generation, possession and handling of waste, including hazardous waste. Under the German Act on Closed Cycle Management and Waste, the generation, possession and handling of waste is subject to several obligations, depending, among other things, on the waste concerned. As the producer (Erzeuger) and possessor (Besitzer) of waste, Wincor Nixdorf is generally responsible for the proper handling of this waste. Section 50 of the Kreislaufwirtschaftsgesetz requires producers, possessors, collectors and transporters of waste and disposal firms to verify to the competent authority proper disposal of hazardous waste (gefährliche Abfälle). Whether a certain substance qualifies as hazardous waste is determined according to the German Ordinance on the European Waste List (Verordnung über das Europäische Abfallverzeichnis).

Wincor Nixdorf further complies with the International Maritime Dangerous Goods Code, which is accepted as an international guideline for the safe transportation or shipment of dangerous goods or hazardous materials by water. Wincor Nixdorf also complies with the Regulation (EC) No 1907/2006 of the European Parliament and of the Council of December 18, 2006 concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) as last amended by Commission Regulation (EU) No 2015/1494 of September 4, 2015. Its main objectives include improving the protection of human health and the environment from the risks that can be posed by chemicals and ensuring the free circulation of substances on the internal market of the EU. REACH places greater responsibility on the industry to manage the risks that chemicals may pose to the health and the environment. Other legislation regulating chemicals (for example, on cosmetics, detergents) or related legislation (e.g., on health and safety of workers handling chemicals, product safety, construction products) not replaced by REACH continue to apply.

18.2.6	Occupational Health and Safety Requirements

To the extent they relate to the German and European market, Diebold’s and Wincor Nixdorf’s business activities are subject to occupational health and safety laws that are aimed at preventing health risks for employees in the workplace and providing protection against accidents and occupational diseases. German law on occupational safety is heavily influenced by the requirements of EU law. The central rules on occupational safety in Germany are contained in the Act on Occupational Safety (Arbeitsschutzgesetz), which requires employers to take all the necessary measures to ensure the employees’ safety and health in the workplace. This general obligation is put into effect through several ordinances (Rechtsverordnungen) under the Arbeitsschutzgesetz, which are defined in technical guidelines. One central element is the Workplaces Ordinance (Arbeitsstättenverordnung), which contains various regulations on workplace conditions relating to, for example, ventilation, temperature and illumination.

18.2.7	Data Privacy and Security Laws

In the European Union, Diebold’s and Wincor Nixdorf’s business activities must meet specified privacy and security standards. The Data Protection Directive and data protection laws of each of the EU member states require comprehensive information privacy and security protections for consumers with respect to personal data collected about them. EU member state laws require notice to the member state data protection authority of a data security breach involving personal data if the breach poses a risk to individuals. In addition, Germany enacted a broad requirement to notify individuals in the event of a data security breach that is likely to be followed by notification requirements to individuals in other EU member states.

U.S. companies have in the past relied on compliance with the U.S. Department of Commerce’s Safe Harbor Privacy Principles and compliance with the U.S.-EU and U.S.-Swiss Safe Harbor Frameworks as agreed to and set forth by the U.S. Department of Commerce, and the European Union and Switzerland, concerning U.S. companies doing business in Europe, collecting personal information from European citizens, and transferring such information to the United States under the Safe Harbor Framework. In Schrems v. Data Protection Commissioner, an October 6, 2015 judgment regarding the adequacy of the level of protection of personal data under Decision 2000/520/EC including the Safe Harbor Privacy Principles issued by the U.S. Department of Commerce, the European Union Court of Justice declared Decision 2000/520/EC and thus the U.S.-EU Safe Harbor Framework invalid. In light of this judgment, the U.S. business community is engaged in efforts to legitimize data transfers from the European Economic Area, such as through the use of so-called “model contract clauses” developed by the European Commission.

19. GENERAL INFORMATION ON DIEBOLD, INC AND THE DIEBOLD GROUP

19.1	Formation, Incorporation, Commercial Name, Fiscal Year and Registered Office

Diebold, Incorporated provides the services, software and technology that connect people around the world with their money—bridging the physical and digital worlds of cash conveniently, securely and efficiently. Diebold was incorporated under the laws of the state of Ohio in August 1876, succeeding a proprietorship established in 1859. Its entity number registered with the Ohio Secretary of State is 1276. Diebold’s fiscal year ends on December 31 of each calendar year.

Diebold’s registered and principal executive offices are located at 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio 44720-8077, and its telephone number at that location is +1 (330) 490-4000.

19.2	History and Development

Diebold was founded as a proprietorship in 1859 in Cincinnati, Ohio and was known at the time as the Diebold Bahmann Safe Company. After relocation to Canton, Ohio in 1872, Diebold, Incorporated was incorporated in August 1876 as the successor of the proprietorship. In 1936, Diebold expanded its product line by acquiring companies that specialized in products such as rotary, visible and indexing files, and microfilming systems. Diebold became a publicly traded company in the 1930s and was listed on the New York Stock Exchange in 1964. In 1973, Diebold introduced its Total Automatic Banking System 500 (TABS 500).

In January 1994, as part of Diebold’s strategy to develop its international competitiveness by actively seeking acquisitions, joint ventures and strategic alliances throughout the world, Diebold acquired the ATM distribution and certain related businesses of Hidromex, S.A. de C.V., to form Diebold Mexico, S.A. de C.V., which is engaged in the distribution and service of ATMs and certain other products in the Mexican market. Diebold also acquired a 50 percent interest in OLTP ATM Systems, C.A., which distributes, installs and services ATMs and certain other products in Venezuela. OLTP ATM Systems, C.A. was divested in 2015.

In October 1999, Diebold acquired one of Diebold’s major distributors in Latin America, Procomp Amazonia Industria Eletronica, S.A., a Brazilian manufacturer and marketer of innovative technical solutions, including personal computers, servers, software, professional services and retail and banking automation equipment, for a consideration of approximately $222.0 million. In April 2000, Diebold acquired the financial self-service assets and related development activities of European-based Groupe Bull and Getronics N.V., with businesses including ATMs, cash dispensers, other self-service terminals and related services primarily for the global banking industry, for a consideration of approximately $147.6 million. As part of the acquisition of Groupe Bull and Getronics N.V., Diebold further expanded its service and manufacturing capabilities in the financial industry and added approximately 1,300 employees in the areas of sales, service, management and manufacturing.

During the 2000s, Diebold made investments and acquisitions primarily in network and hardware service solutions, ATM and hardware maintenance and services, electronic voting terminals, security solutions for customers including U.S. federal government agencies, state and municipal government agencies. Notably, Diebold expanded its businesses in security and currency processing systems through the acquisition of Mosler Inc. in October 2001 and in network and hardware service solutions through the acquisition of TFE Technology Holdings, LLC in June 2004. In August 2012 Diebold acquired GAS Tecnologia for a consideration of approximately $39.0 million to further expand in the Brazilian internet banking, online payment and mobile banking security market.

More recently, in the third quarter of 2014, Diebold acquired Cryptera, a supplier of Diebold’s encrypting PIN pad technology and a leader in the research and development of secure payment technologies, for a consideration of approximately $13.0 million. On March 13, 2015, Diebold acquired all of the equity interests of Phoenix for a total purchase price of approximately $72.9 million, including approximately

$12.6 million of deferred cash payment payable over the next three years. Acquiring Phoenix, a leader in developing innovative multi-vendor software solutions for ATMs and a host of other FSS applications, is a foundational move to accelerate Diebold’s growth in the fast-growing managed services and branch automation spaces.

As it relates to shaping the portfolio of businesses, Diebold’s announcements subsequent to the third quarter are consistent with its strategy of transforming into a world-class services-led, software-enabled company, supported by innovative hardware. On October 25, 2015, Diebold announced it entered into a definitive asset purchase agreement to divest its North America-based electronic security business for an aggregate purchase price of approximately $350.0 million in cash. Based on the successful transition of certain customer relationships, 10.0 percent of the purchase price is contingent and payable over a twelve-month period after closing. Diebold has also agreed to provide certain transition services for a $6.0 million credit. The sale was completed on February 1, 2016. Additionally, Diebold is narrowing its scope in the Brazil other business to primarily focus on lottery and elections to help rationalize its solution set in that market. These decisions enable Diebold to refocus its resources and better position itself to pursue growth opportunities in the dynamic self-service industry.

Today, Diebold believes it has evolved to become a leading provider of exceptional self-service innovation, security and services to financial, retail, commercial and other markets. Diebold has approximately 15,000 employees with business in more than 90 countries worldwide.

19.3	Group Structure

Diebold, Incorporated is the parent company of the Diebold group. Diebold’s operations sell and service FSS and security systems around the globe, as well as elections, lottery and information technology solutions in Brazil, through wholly-owned subsidiaries, joint ventures and independent distributors in most major countries. For a detailed list of Diebold’s subsidiaries, see “19.4 Subsidiaries.”

19.4	Subsidiaries

The following are the subsidiaries of Diebold at January 27, 2016. Some subsidiaries are not listed because such subsidiaries are inactive. Subsidiaries are listed alphabetically under either the domestic or international categories.

Company Name	Jurisdiction under which organized	Percent of ownership interest/voting securities owned by Diebold
Diebold Australia Holding Company, Inc.	Delaware	100%
Diebold China Security Holding Company, Inc.	Delaware	100%
Diebold Enterprise Security Systems, Inc.	New York	100%
Diebold Global Finance Corporation	Delaware	100%
Diebold Holding Company, Inc.	Delaware	100%
Diebold Latin America Holding Company, LLC	Delaware	100%
Diebold Mexico Holding Company, Inc.	Delaware	100%
Diebold Netherlands Holding Company, LLC	Delaware	100	%(1)
Diebold Self-Service Systems	New York	100	%(2)
Diebold Software Solutions, Inc.	Delaware	100%
Diebold SST Holding Company, Inc.	Delaware	100%
Diebold Transaction Services, Inc.	Delaware	100%
Impexa LLC	Texas	100	%(3)
Mayfair Software Distribution, Inc.	Delaware	100%
Phoenix Interactive USA Inc.	Delaware	100	%(39)

Company Name	Jurisdiction under which organized	Percent of ownership interest/voting securities owned by Diebold
VDM Holding Company, Inc.	Delaware	100%
Verdi & Associates, Inc.	New York	100%
1932780 Ontario Inc.	Canada	100	%(40)
Altus Bilisim Hizmetleri Anonim Sirketi	Turkey	100	%(36)
Bitelco Diebold Chile Limitada	Chile	100	%(21)
C.R. Panama, Inc.	Panama	100	%(11)
Cable Print B.V.B.A.	Belgium	100	%(38)
Caribbean Self Service and Security LTD.	Barbados	50	%(10)
Central de Alarmas Adler, S.A. de C.V.	Mexico	100	%(20)
Cryptera A/S	Denmark	100	%(27)
D&G ATMS y Seguridad de Costa Rica Ltda.	Costa Rica	99.99	%(34)
D&G Centroamerica y GBM de Nicaragua y Compañia Ltda.	Nicaragua	99	%(32)
D&G Centroamerica, S. de R.L.	Panama	51	%(30)
D&G Dominicana S.A.	Dominican Republic	99.85	%(33)
D&G Honduras S. de R.L.	Honduras	99	%(32)
D&G Panama S. de R.L.	Panama	99.99	%(34)
DB & GB de El Salvador Limitada	El Salvador	99	%(32)
DB&G ATMs Seguridad de Guatemala, Limitada	Guatemala	99	%(32)
DBD EMEA Holding C.V.	The Netherlands	100	%(28)
DCHC, S.A.	Panama	100	%(11)
Diamond UK Holdings LLP	United Kingdom	100	%(43)
Diebold Africa (Pty) Ltd.	South Africa	100	%(18)
Diebold Africa Investment Holdings Pty. Ltd.	South Africa	100	%(27)
Diebold Argentina, S.A.	Argentina	100	%(11)
Diebold ATM Cihazlari Sanayi Ve Ticaret A.S.	Turkey	100	%(16)
Diebold Australia Pty. Ltd.	Australia	100	%(4)
Diebold (Barbados) Holdings 1 Corp.	Barbados	100%
Diebold (Barbados) Holdings 2 Corp.	Barbados	100%
Diebold (Barbados) Holdings 3 Corp.	Barbados	100	%(43)
Diebold Belgium B.V.B.A	Belgium	100	%(17)
Diebold Bolivia S.R. L.	Bolivia	100	%(31)
Diebold Brasil LTDA	Brazil	100	%(29)
Diebold Brasil Servicos de Tecnologia e Participacoes Ltda	Brazil	100	%(23)
Diebold Canada Holding Company Inc.	Canada	100%
Diebold Colombia S.A.	Colombia	100	%(14)
Diebold—Corp Systems Sdn. Bhd.	Malaysia	100%
Diebold Ecuador SA	Ecuador	100	%(19)
Diebold EMEA Processing Centre Limited	United Kingdom	100%
Diebold Financial Equipment Company (China), Ltd.	Peoples Republic of China	85	%(25)
Diebold France SARL	France	100	%(5)
Diebold Germany GmbH	Germany	100	%(5)
Diebold Holding Germany Inc. & Co. KGaA	Germany	100%
Diebold Hong Kong Services Limited (f/k/a SIAB (HK) Ltd.)	Hong Kong	100	%(7)
Diebold Hungary Trading & Servicing LLC	Hungary	100	%(37)
Diebold Hungary Self-Service Solutions, Ltd.	Hungary	100%
Diebold International Limited	United Kingdom	100	%(5)
Diebold Italia S.p.A.	Italy	100	%(13)

Company Name	Jurisdiction under which organized	Percent of ownership interest/voting securities owned by Diebold
Diebold Kazakhstan LLP	Kazakhstan	100	%(5)
Diebold Mexico, S.A. de C.V.	Mexico	100	%(3)
Diebold Netherlands B.V.	The Netherlands	100	%(5)
Diebold One UK Limited	United Kingdom	100%
Diebold Österreich Selbstbedienungssysteme GmbH	Austria	100	%(5)
Diebold Pacific, Limited	Hong Kong	100%
Diebold Panama, Inc.	Panama	100	%(11)
Diebold Paraguay S.A.	Paraguay	100	%(21)
Diebold Peru S.r.l	Peru	100	%(11)
Diebold Philippines, Inc.	Philippines	100%
Diebold Poland S.p. z.o.o.	Poland	100	%(5)
Diebold Portugal—Solucoes de Automatizacao, Limitada	Portugal	100	%(5)
Diebold Selbstbedienungssysteme (Schweiz) GmbH	Switzerland	100	%(5)
Diebold Self-Service Solutions Limited Liability Company	Switzerland	100	%(15)
Diebold Self Service Solutions Namibia (Pty) Ltd	Namibia	100	%(41)
Diebold Self-Service Ltd.	Russia	100	%(5)
Diebold Self-Service Solutions Industrial and Servicing Rom Srl	Romania	100	%(42)
Diebold Singapore Pte. Ltd.	Singapore	100%
Diebold Software Solutions UK Ltd.	United Kingdom	100	%(9)
Diebold South Africa (Pty) Ltd.	South Africa	74.9	%(26)
Diebold Spain, S.L.	Spain	100	%(22)
Diebold Switzerland Holding Company, LLC	Switzerland	100%
Diebold Systems Private Limited	India	100	%(8)
Diebold (Thailand) Company Limited	Thailand	100	%(4)
Diebold Uruguay S.A.	Uruguay	100	%(11)
Diebold Vietnam Company Limited	Vietnam	100%
GAS Informática Ltda.	Brazil	100	%(35)
J.J.F. Panama, Inc.	Panama	100	%(11)
Phoenix Interactive (Aust) Pty Ltd.	Australia	100	%(39)
Phoenix Interactive Design Inc.	Canada	100	%(39)
Phoenix Interactive (UK)	United Kingdom	100	%(39)
P.T. Diebold Indonesia	Indonesia	100	%(6)
Procomp Amazonia Industria Eletronica S.A.	Brazil	100	%(12)
Procomp Industria Eletronica LTDA	Brazil	100	%(24)
The Diebold Company of Canada, Ltd.	Canada	100%

(1)	100 percent of voting securities are owned by Diebold Australia Holding Company, LLC, which is 100 percent owned by Diebold.
(2)	70 percent of partnership interest is owned by Diebold Holding Company, Inc., which is 100 percent owned by Diebold, while the remaining 30 percent partnership interest is owned by Diebold SST Holding Company, Inc., which is 100 percent owned by Diebold.
(3)	100 percent of voting securities are owned by Diebold Mexico Holding Company, Inc., which is 100 percent owned by Diebold.
(4)	100 percent of voting securities are owned by Diebold EMEA Holding C.V. (refer to 28 for ownership).
(5)	100 percent of voting securities are owned by Diebold Self-Service Solutions Limited Liability Company, which is 100 percent owned by Diebold Switzerland Holding Company, LLC, which is 100 percent owned by Diebold.
(6)	88.9 percent of voting securities are owned by Diebold, and 11.1 percent of voting securities are owned by Diebold Pacific, Limited, which is 100 percent owned by Diebold.

(7)	100 percent of voting securities are owned by Diebold Self Service Systems (refer to 2 for ownership).
(8)	70.70 percent of voting securities are owned by Diebold; 21.55 percent of voting securities are owned by Diebold Self-service Solutions Limited Liability Company (refer to 15 for ownership); 7.73 percent of voting securities are owned by Diebold Switzerland Holding Company, LLC, which is 100 percent owned by Diebold and the remaining 0.02 percent of voting securities is owned by Diebold Holding Company, Inc., which is 100 percent owned by Diebold.
(9)	100 percent of voting securities are owned by Diebold Software Solutions, Inc., which is 100 percent owned by Diebold.
(10)	50 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Diebold.
(11)	100 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Diebold.
(12)	99.99 percent of voting securities are owned by Diebold Brasil LTDA, which is 100 percent owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Diebold, while the remaining 0.01 percent is owned by Diebold.
(13)	100 percent of voting securities are owned by Diebold International Limited, which is 100 percent owned by Diebold Self-Service Solutions Limited Liability Company, which is 100 percent owned by Diebold Switzerland Holding Company, LLC., which is 100 percent owned by Diebold.
(14)	21.44 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Diebold; 16.78 percent of voting securities are owned by Diebold Panama, Inc., which is 100 percent owned by Diebold Latin America Holding Company, Inc., which is 100 percent owned by Diebold; 16.78 percent of voting securities are owned by DCHC SA, which is 100 percent owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Diebold; 13.5 percent of voting securities are owned by J.J.F. Panama, Inc., which is 100 percent owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Diebold; and the remaining 31.5 percent of voting securities are owned by C.R. Panama, Inc., which is 100 percent owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Diebold.
(15)	100 percent of voting securities are owned by Diebold Switzerland Holding Company, LLC, which is 100 percent owned by Diebold.
(16)	50 percent of voting securities are owned by Diebold Netherlands B.V., which is 100 percent owned by Diebold Self-Service Solutions Limited Liability Company, while the remaining 50 percent of voting securities are owned by Diebold Self-Service Solutions Limited Liability Company, which is 100 percent owned by Diebold Switzerland Holding Company, LLC, which is 100 percent owned by Diebold.
(17)	10 percent of voting securities are owned by Diebold Selbstbedienungssysteme GmbH, which is 100 percent owned by Diebold Self Service Solutions Limited Liability Company, while the remaining 90 percent of voting securities are owned by Diebold Self -Service Solutions Limited Liability Company, which is 100 percent owned by Diebold Switzerland Holding Company, LLC, which is 100 percent owned by Diebold.
(18)	100 percent of voting securities are owned by Diebold Africa Investment Holdings Pty. Ltd., which is 100 percent owned by Diebold Switzerland Holding Company, LLC, which is 100 percent owned by Diebold.
(19)	99.99 percent of voting securities are owned by Diebold Colombia SA (refer to 14 for ownership), while the remaining 0.01 percent of voting securities are owned by Diebold Latin America Holding Company, Inc., which is 100 percent owned by Diebold.
(20)	.01 percent of voting securities are owned by Diebold, while 99.99 percent of voting securities are owned by Impexa LLC, which is 100 percent owned by Diebold Mexico Holding Company, Inc., which is 100 percent owned by Diebold.
(21)	1 percent of voting securities are owned by Diebold, while 99 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Diebold.
(22)	100 percent of voting securities are owned by VDM Holding Company, Inc., which is 100 percent owned by Diebold.
(23)	99.99 percent of voting securities are owned by Diebold Canada Holding Company Inc., which is 100 percent owned by Diebold, while the remaining 0.01 percent is owned by Procomp Amazonia Industria Eletronica S.A. (refer to 12 for ownership).

(24)	99.99 percent of voting securities are owned by Diebold Brasil Servicos e Participacoes Limitada (refer to 23 for ownership), while the remaining 0.01 percent are owned by Diebold.
(25)	85 percent of voting securities are owned by Diebold Switzerland Holding Company, LLC, which is 100 percent owned by Diebold.
(26)	74.9 percent of voting securities are owned by Diebold Africa Investment Holdings Pty. Ltd., which is 100 percent owned by Diebold Switzerland Holding Company, LLC, which is 100 percent owned by Diebold.
(27)	100 percent of voting securities are owned by Diebold Switzerland Holding Company, LLC, which is 100 percent owned by Diebold.
(28)	99 percent of voting securities are owned by Diebold Australia Holding Company, Inc., which is 100 percent owned by Diebold, and the remaining 1 percent is owned by Diebold Netherlands Holding Company, LLC (refer to 1 for ownership).
(29)	99.99 percent of voting securities are owned by Diebold Latin America Holding Company, LLC, which is 100 percent owned by Diebold, while the remaining 0.01 percent are owned by Diebold.
(30)	51 percent of voting securities are owned by Diebold Latin America Holding Company, Inc., which is 100 percent owned by Diebold.
(31)	60 percent of voting securities are owned by Diebold Colombia, S.A. (refer to 14 for ownership) and 40 percent owned by Diebold Peru, S.r.L. (refer to 11 for ownership).
(32)	99 percent of voting securities are owned by D&G Centroamerica, S. de R. L. (refer to 30 for ownership).
(33)	99.85 percent of voting securities are owned by D&G Centroamerica, S. de R. L. (refer to 30 for ownership).
(34)	99.99 percent of voting securities are owned by D&G Centroamerica, S. de R. L. (refer to 30 for ownership).
(35)	99.99 percent of voting securities are owned by Procomp Industria Eletronica Ltda (refer to 24 for ownership), while the remaining 0.01 percent is owned by Diebold Brasil Ltda (refer to 29 for ownership).
(36)	100 percent of voting securities are owned by Diebold ATM Cihazlari Sanayi Ve Ticaret A.S. (refer to 16 for ownership).
(37)	99.98 percent of voting securities are owned by Diebold Self-Service Solutions Limited Liability Company (refer to 15 for ownership), while the remaining 0.02 percent is owned by Diebold Poland S.p. z.o.o. (refer to 5 for ownership).
(38)	99.99 percent of voting securities are owned by Diebold, while the remaining 0.01 percent is owned by Diebold Holding Company, Inc., which is 100 percent owned by Diebold.
(39)	100 percent of voting securities are owned by 1932780 Ontario Inc., which is 100 percent owned by The Diebold Company of Canada, Ltd., which is 100 percent owned by Diebold.
(40)	100 percent of voting securities is owned by The Diebold Company of Canada, Ltd., which is 100 percent owned by Diebold.
(41)	100 percent of voting securities are owned by Diebold Africa (Proprietary) Limited, which is 100 percent owned by Diebold Africa Investment Holdings (Proprietary) Limited, which is 100 percent owned by Diebold Switzerland Holding Company, LLC, which is 100 percent owned by Diebold.
(42)	99.99 percent of voting securities are owned by Diebold Self-Service Solutions Limited Liability Company (refer to 15 for ownership), while the remaining 0.01 percent is owned by Diebold Switzerland Holding Company, LLC, which is 100 percent owned by Diebold.
(43)	99.5 percent of voting securities are owned by Diebold, while the remaining 0.5 percent is owned by Diebold Netherlands Holding Company, LLC (refer to 1 for ownership).
(44)	100 percent of voting securities are owned by Diebold (Barbados) Holdings 2 Corp., which is 100 percent owned by Diebold.

19.5	Duration and Corporate Purpose of Diebold

Diebold was established for an unlimited period of time.

According to Article Third of Diebold’s Articles of Incorporation, Diebold’s objective and business purposes are to carry on a general manufacturing business, including, but not limited to, the manufacture, sale, erection, disposal of and dealing in and with all kinds of safes, locks, vaults, office equipment and systems, burglar-resisting, fire-resisting and protective materials, equipment and devices, structural materials, metal houses and all manner of steel and other metal products; to carry on any of said kinds of business, or any other, either as a manufacturer or as a wholesale or retail dealer; to acquire, by purchase, lease or in any other manner, and to construct, equip, maintain, use and operate stores, storehouses, offices, shops, factories or other works or places of business, or any property, real or personal, necessary or convenient for any purpose or business of Diebold, and freely to dispose of any thereof in any lawful manner; to apply for, acquire, register, adopt, own, hold, control and operate under, and to sell, grant or assign, or grant, lease or assign licenses or rights under, any patents, patent rights, licenses, shop rights, trademarks, trade names, copyrights, formulas, or any other rights of like nature, in connection with or for the purposes of any business of Diebold; to acquire, hold and freely dispose of, or otherwise use or deal with, shares or securities of other corporations; to make payment for any property, real or personal, or any estates or interests, therein, acquired in any manner, either with cash or with shares, bonds, or other securities of Diebold, or with other property, or with any or all thereof; to render financial assistance to any other corporation in which Diebold is interested, or which is interested in Diebold, and in connection therewith, to any extent not expressly prohibited by law, to guarantee or become surety or indemnitor for or of the performance or payment of any obligation or undertaking or the discharge of any liability of any such affiliated corporation; to act as agent, factor, jobber or broker for the manufacture or sale of any goods, merchandise or products of any kind whatsoever, of others; and generally to do any and all things, properly incident to or convenient for or in connection with any of the businesses, purposes or activities hereinabove enumerated or any other business in which Diebold may engage. However, neither the foregoing enumeration of purposes and powers, nor any other enumeration of powers elsewhere in the articles of incorporation contained, shall be deemed exclusive, nor a limitation of these powers which may be possessed or exercised by Diebold, nor shall any of the particular purposes or powers be deemed to limit, restrain, restrict or exclude any other purposes or powers, which Diebold might otherwise have, possess or exercise; but Diebold shall have and possess, and may exercise, all powers that a corporation may lawfully have, possess and exercise under the laws of the State of Ohio, and, to the extent authorized or permitted by said laws, shall have and possess, and may exercise, all capacity and powers possessed by natural persons to carry on business and perform all acts, within or without the State of Ohio.

19.6	Transfer Agent and Registrar

The transfer agent and registrar for Diebold Common Shares is Wells Fargo Shareowner Services. The address and telephone number of Wells Fargo Shareowner Services are: P.O. Box 64874, St. Paul, MN 55164-0874, Tel: +1 (855) 598-5492.

19.7	Independent Registered Public Accounting Firm

KPMG LLP is Diebold’s independent registered public accounting firm. The financial statements of Diebold as of December 31, 2014 and 2013 and for each of the three years in the three-year period ended December 31, 2014 have been audited by KPMG LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States). The address of KPMG LLP is Suite 2600, 1375 East Ninth Street, Cleveland, Ohio 44114.

KPMG AG Wirtschaftsprüfungsgesellschaft, Nikolaus-Dürkopp-Straße 2a, 33602 Bielefeld, Germany, was appointed as statutory auditor of the company for its fiscal years ended September 30, 2015, 2014 and 2013. KPMG audited the consolidated financial statements of Wincor Nixdorf AG for the fiscal years ended September 30, 2015, 2014 and 2013 prepared in accordance with IFRS as issued by the IASB, which are included in this Prospectus, and issued an unqualified auditor’s report (uneingeschränkter Bestätigungsvermerk). KPMG is a member of the Chamber of Public Accountants (Wirtschaftsprüfungskammer), Rauchstraße 26, 10787 Berlin, Germany.

20. DESCRIPTION OF SHARE CAPITAL OF DIEBOLD AND APPLICABLE REGULATIONS

The following description is a summary of certain material terms of the common shares of Diebold, Inc.

20.1	Authorized Shares; Outstanding Shares

Diebold, Inc. is authorized to issue 125,000,000 common shares, par value $1.25 per share, of which 65,014,989 shares were outstanding as of January 27, 2016, and approximately 78 million are expected to be outstanding upon completion of the Business Combination, assuming that all of the outstanding Wincor Nixdorf Ordinary Shares are validly tendered in the Offer and not properly withdrawn. As of January 27, 2016, Diebold held 14,701,872 of its common shares in treasury. Diebold, Inc. is also authorized to issue 1,000,000 serial preferred shares, without par value (“Serial Preferred Shares”), of which none were outstanding as of January 27, 2016 or are expected to be outstanding upon completion of the Business Combination. All outstanding shares are fully-paid.

Except as otherwise expressly required by law, the Diebold Common Shares and all rights thereunder will be governed by and construed in accordance with the laws of the State of Ohio, United States of America.

20.2	Shares Reserved For Issuance

Diebold has common shares reserved for issuance in connection with its Amended and Restated 1991 Equity and Performance Incentive Plan, as amended and restated as of February 12, 2014 (1991 Plan). To cover the exercise and/or vesting of its share-based payments, Diebold generally issues new shares from its authorized, unissued share pool, but it may also issue shares from treasury. The number of common shares that may be issued pursuant to the 1991 Plan was 9,126,005, of which 5,532,005 shares and 4,808,252 shares were available for issuance at December 31, 2014 and September 30, 2015, respectively.

20.3	Diebold Common Shares

20.3.1	Dividends

The holders of Diebold Common Shares are entitled to receive such dividends as Diebold’s board of directors from time to time may declare out of funds legally available. Entitlement to dividends is subject to the preferences granted to other classes of securities Diebold may have outstanding in the future, including any serial preferred shares, and may be restricted by the terms of Diebold’s debt instruments.

Diebold may not issue any certificates for fractions of shares upon any occasion of the declaration, issuance and distribution of a dividend payable in shares; but all such fractions to which any shareholder might otherwise be entitled in connection with any such declaration, issuance, distribution or exchange will be eliminated and disposed of by such method, authorized, permitted or not prohibited by law, as may be determined by Diebold’s board of directors. Notwithstanding the foregoing, if the conditions to the Offer are satisfied or, where permissible, waived, the Offer will be consummated in exchange for new Diebold Common Shares, with each Wincor Nixdorf Ordinary Share exchanged for 0.434 Diebold Common Shares (in addition to the Cash Component of €38.98 per Wincor Nixdorf Ordinary Share).

20.3.2	Voting Rights; Amendments to the Articles of Incorporation

The holders of Diebold Common Shares are entitled to one vote for each share upon all matters presented to the shareholders, and, upon proper notice, are entitled to cumulative voting rights (if invoked) in the election of directors.

Under the ORC, shareholders may adopt an amendment to the articles of incorporation by the affirmative vote of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal, unless the articles otherwise provide. Diebold, Inc.’s articles of incorporation do not alter this default amendment process.

Under Section 1701.71 of the ORC, an amendment to the articles of incorporation that purports to do any of the following with respect to Diebold Common Shares would require the separate approval of the shareholders affected by the amendment: (i) increase or decrease the par value of the issued and unissued shares (if the amendment would reduce or eliminate the stated capital of the corporation), (ii) change issued stock of a class into a lesser number of shares or into the same or a different number of shares of any other class theretofore or then authorized (or so change any other class of capital stock if the amendment would reduce or eliminate the stated capital of the corporation), (iii) change the express terms of, or add express terms to, the shares of a class in any manner substantially prejudicial to the holders of such shares, (iv) change the express terms of issued shares of any class senior to the particular class in any manner substantially prejudicial to the holders of shares of the particular class, (v) authorize shares of another class that are convertible into, or authorize the conversion of shares of another class into, such class, or authorize the directors to fix or alter conversion rights of shares of another class that are convertible into such class, (vi) provide that the stated capital of the corporation will be reduced or eliminated as a result of an amendment described under (i) or (ii) above, or provide, in the case of an amendment described in under (v) above, that the stated capital of the corporation will be reduced or eliminated upon the exercise of such conversion rights, (vii) change substantially the purpose of the corporation, or provide that thereafter an amendment to the corporation’s articles of incorporation may be adopted that changes substantially the purposes of the corporation, or (viii) change the corporation into a nonprofit corporation. Under Section 1701.83 of the ORC, if a combination or majority share acquisition involves the issuance or transfer by the acquiring corporation of a number of its shares that would entitle holders of such shares to exercise one-sixth or more of the voting power of the corporation after the consummation of such transaction, the transaction must be approved at a meeting held for the purpose by an affirmative vote of two-thirds of the voting power of the corporation, or a different proportion of the voting power not less than a majority, as the articles of incorporation provide.

Section 1701.70 of the ORC sets forth certain instances in which the directors of a corporation may adopt an amendment to the articles of incorporation, including (i) when and to the extent authorized by the articles of incorporation, determining the rights of a class of shares that has not yet been issued, (ii) authorizing sufficient shares to satisfy the conversion rights of convertible security holder and/or of option rights holders as set forth in the articles of incorporation or approved by requisite shareholder vote, (iii) reducing the number of authorized shares in response to redemptions or surrenders of shares, (iv) eliminating any reference to a change of shares following an amendment to the articles of incorporation changing such shares, and (v) eliminating, following a merger in which the surviving or new corporation is a domestic corporation, any provisions pertaining exclusively to that merger and any other appropriate changes required by that elimination. The ORC also provides for several other instances in which the directors of a corporation may adopt an amendment to the articles of incorporation that applies to corporations that have more than 100 shareholders of record, were created on or after May 16, 2002, or have passed amendments to the articles of incorporation authorizing the directors to adopt such amendments to the articles of incorporation. These include (i) changing the name of the corporation, (ii) changing the location within the State of Ohio of the corporation’s principal place of business, and (iii) under certain circumstances, increasing the number of authorized shares and decreasing the par value of shares as necessary to execute a stock dividend or stock split, as applicable.

20.3.3	Meetings of Shareholders

Annual shareholder meetings are held at a time and place designated by the board of directors or, in the absence of a designation by the board of directors, the Chairman of the Board, the CEO, the President or the Secretary. The board of directors may also choose to hold the meeting solely by means of communications equipment that enables the shareholders (and proxyholders) to participate in the meeting and to vote on matters submitted to the shareholders.

Special meetings of shareholders may be called by the Chairman of the Board, the CEO, the President or by the board of directors or by written order of a majority of the directors or by the executive committee, if there is one. Special meetings can also be called by the Chairman of the Board, the CEO, the President, the Vice President, or the Secretary, when requested in writing by the holders of a majority of the shares of the corporation at the time entitled to exercise voting power in the election of directors.

Written notice indicating the time, place, and purpose of every annual or special meeting must be given to each Diebold shareholder of record entitled to vote at such meeting between seven and 60 days prior to the meeting.

20.3.4	Conversion Rights

No conversion, redemption or sinking fund provisions apply to Diebold Common Shares, and the holders of Diebold Common Shares are not subject to calls or assessments by Diebold.

20.3.5	Preemptive Rights

Holders of Diebold Common Shares are not entitled to preemptive or subscription rights with respect to any sale, exchange, offering or issuance of shares or other securities of Diebold.

20.3.6	Cumulative Voting

Upon proper notice, the holders of Diebold Common Shares are entitled to cumulative voting rights (if invoked) in the election of directors.

20.3.7	Form and Certification

Diebold common shares are uncertificated registered shares. The new Diebold common shares will be created in book-entry form by the transfer agent and registrar of Diebold, Wells Fargo Shareowner Services, P.O. Box 64874, St. Paul, MN 55164-0874, United States, in a securities account with The Depository Trust Company, 55 Water Street, New York, NY 10041, United States, pursuant to issuance instructions by an authorized officer of Diebold under the resolutions adopted by the board of directors on November 21, 2015. For Diebold common shares traded on the Frankfurt Stock Exchange, Clearstream Banking Aktiengesellschaft, Mergenthalerallee 61, 65760 Eschborn, Germany holds a cover portfolio through a direct account with The Depository Trust Company.

20.3.8	Existing Quotation

Diebold Common Shares are listed and traded on the NYSE under the trading symbol “DBD.”

20.3.9	Transferability

Diebold Common Shares are transferable in accordance with applicable law. As of the consummation of the Offer, and subject to applicable law, trading of Diebold Common Shares will not be subject to any prohibitions on disposals or any restrictions with respect to the transferability of the Diebold Common Shares.

20.3.10	Transfer Agent, Paying Agent and Registrar

The transfer agent and registrar for Diebold Common Shares is Wells Fargo Shareowner Services. The address and telephone number of Wells Fargo Shareowner Services are: P.O. Box 64874, St. Paul, MN 55164-0874, Tel: +1 (855) 598-5492.

20.4	Serial Preferred Shares

The Diebold board of directors is authorized to issue, by resolution and without any action by shareholders, up to 1,000,000 serial preferred shares. All serial preferred shares will be of equal rank. Dividends on serial preferred shares will be cumulative and will have a preference to Diebold Common Shares. Each share of each series will be identical with all other shares of such series, except as to the date from which dividends are cumulative. So long as any serial preferred shares are outstanding, no dividends may be paid on, and Diebold may not redeem or retire, any Diebold Common Shares or other securities ranking junior to the serial preferred shares unless all accrued and unpaid dividends on the serial preferred shares will have been paid. In the event of a liquidation, dissolution or winding up, holders of serial preferred shares will be entitled to receive, before any amounts are paid or distributed in respect of any securities junior to the serial preferred shares, the preferential amount fixed by the board of directors, plus the amount of all accrued and unpaid dividends. The holders of serial preferred shares will be entitled to one vote for each share of such stock upon all matters presented to the shareholders and, except as otherwise provided or required by law, the holders of serial preferred shares and the holders of Diebold Common Shares will vote together as one class on all matters. The board of directors will have the power to establish the designations, dividend rate, conversion rights, terms of redemption, liquidation price payable, sinking fund terms and all other preferences and rights (except voting rights) of any series of serial preferred shares. Any issuance of serial preferred shares may adversely affect certain rights of the holders of Diebold Common Shares and may render more difficult certain unsolicited or hostile attempts to take over Diebold.

20.5	Changes in Authorized Share Capital

Diebold, Inc. is authorized to issue 125,000,000 common shares, par value $1.25 per share, of which 65,014,989 Diebold Common Shares were outstanding as of January 27, 2016, and approximately 78 million are expected to be outstanding upon completion of the Business Combination, assuming that all of the outstanding Wincor Nixdorf Ordinary Shares are validly tendered in the Offer and not properly withdrawn. As of January 27, 2016, Diebold held 14,701,872 of its common shares in treasury. Diebold, Inc. is also authorized to issue 1,000,000 serial preferred shares, without par value, of which none were outstanding as of January 27, 2016 or are expected to be outstanding upon completion of the Business Combination. All outstanding shares are fully-paid.

Under the amended and restated articles of incorporation, adopted at a meeting of the board of directors on February 10, 1989, Diebold was authorized to issue 26,000,000 shares consisting of 1,000,000 serial preferred shares without par value and 25,000,000 common shares, with a par value of $1.25 per share.

A meeting of the shareholders held on April 3, 1996 increased Diebold’s authorized number of common shares from 25,000,000 to 125,000,000, holding the par value at $1.25 per share.

A meeting of the board of directors held on January 28, 1999 established a series of 125,000 serial preferred shares designated as series A junior participating preferred shares.

20.6	General Provisions Governing a Change in Authorized Share Capital; Issuance of Shares

The ORC provides that the authorized number of shares of an Ohio corporation must be set forth in the articles of incorporation. Under the ORC, Diebold’s shareholders may authorize an additional number of shares by approving an amendment to the articles of incorporation in the manner described under “20.3.2 Voting Rights; Amendments to the Articles of Incorporation.”

Section 1701.14 of the ORC provides that, except as otherwise provided by law, the articles of incorporation, or the code of regulations, the directors of a corporation may determine the time when, the terms under which, and the considerations for which the corporation issues, disposes of, or receives subscriptions for, its shares, including treasury shares. Under Diebold’s code of regulations, the board of directors has authority to make such rules and regulations as it deems expedient concerning the issuance, transfer and registration of certificates for shares and the shares represented thereby. The board of directors may at any time, by resolution, provide for the opening of transfer books for the making and registration of transfers of shares of Diebold in any State of the United States or in any foreign country, and may employ and appoint and remove, at its discretion, any agent or agents to keep the records of its shares or to transfer or to register shares, or to perform all of said functions, at any place that the board of directors may deem advisable.

According to the NYSE listed company manual, shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if:

•	the common stock has, or will have upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock; or

•	the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20 percent of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock.

However, shareholder approval will not be required for any such issuance involving (a) any public offering for cash, or (b) any bona fide private financing, so long as such private financing involves a sale of (i) common stock, for cash, at a price at least as great as each of the book and market value of the issuer’s common stock, or (ii) securities convertible into or exercisable for common stock, for cash, if the conversion or exercise price is at least as great as each of the book and market value of the issuer’s common stock. Shareholder approval is, however, required prior to an issuance that will result in a change of control of the issuer.

Under the ORC, any merger, consolidation or sale of substantially all of the assets of a corporation must be approved by the board of directors and then by an affirmative vote of two-thirds of the voting power of the corporation. If a combination or majority share acquisition involves the issuance or transfer by the acquiring corporation of a number of its shares that would entitle holders of such shares to exercise one-sixth or more of the voting power of the corporation after the consummation of such transaction, the transaction must be approved at a meeting held for this purpose by an affirmative vote of two-thirds of the voting power of the corporation, or a different proportion of the voting power not less than a majority, as the articles of incorporation provide.

20.7	General Provisions Governing a Liquidation of Diebold; Liquidation Distributions

Section 1701.86 of the ORC provides that a corporation may be voluntarily dissolved by an affirmative vote of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on such proposal. In the event of such dissolution, the corporation must provide notice of the dissolution via certified mail to all creditors and claimants against the corporation. If Diebold were to dissolve and, accordingly, be liquidated, holders of Diebold Common Shares would be entitled to share in any assets of Diebold remaining after satisfaction in full of its liabilities and satisfaction of such dividend and liquidation preferences of holders of other classes of securities of Diebold, including any serial preferred shares.

20.8	Purchase of Own Shares

The board of directors can authorize Diebold to purchase or to redeem shares of Diebold, Inc. at any time and for any reason in exchange for consideration determined by the board of directors and not specifically prohibited by law. Diebold has a share repurchase plan that was established in 1997. As of the date of this Prospectus, Diebold had repurchased 13,450,772 of the 15,876,949 shares currently approved for repurchase under the share repurchase plan.

20.9	Exclusion of Minority Shareholders

Under Section 1701.80 of the ORC, a subsidiary corporation may be merged into a parent corporation owning 90 percent or more of each class of the outstanding shares of the subsidiary upon approval of each board of directors. The agreement need not be adopted by the shareholders of either corporation.

Section 1701.801 of the ORC provides a parallel provision for parent corporations merging into a subsidiary of which it owns 90 percent or more of each class of the outstanding shares. In these instances, the merger agreement must be approved by both boards of directors, as well as an affirmative two thirds vote of the shareholders of the disappearing parent corporation. There need not be approval by the shareholders of the surviving subsidiary.

20.10	Advance Notification Requirements

For business to be properly requested by a Diebold shareholder to be brought before an annual meeting, the shareholder must:

•	be a shareholder of record of Diebold at the time of the giving of the notice for such annual meeting;

•	be entitled to vote at such meeting;

•	have given timely notice thereof in writing to the secretary of Diebold, Inc.; and

•	have delivered a proxy statement and form of proxy to the holders of at least the percentage of shares of Diebold entitled to vote required to approve such business that the shareholder proposes to bring before the annual meeting and included in such materials the proposal solicitation notice, if the shareholder, or the beneficial owner on whose behalf any business is brought before the meeting, has provided Diebold with such a proposal solicitation notice.

To be timely, a shareholder’s notice must be delivered to or mailed and received at the principal executive offices of Diebold not less than 60 nor more than 90 calendar days prior to the first anniversary of the date on which Diebold first mailed its proxy materials for the preceding year’s annual meeting of shareholders; provided, however, that if the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the anniversary of the preceding year’s annual meeting, notice by the shareholder to be timely must be so delivered not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of the date of such meeting is first made.

20.11	Reporting Requirements for Shareholders, Directors and Officers

Holders of Diebold Common Shares are subject to certain reporting requirements under the Exchange Act.

Shareholders owning more than 5 percent of any class of equity securities registered pursuant to Section 12 of the Exchange Act must comply with disclosure obligations under Section 13 of the Exchange Act. Sections 13(d) and 13(g) of the Exchange Act require any person or group of persons who owns or acquires beneficial ownership of more than 5 percent of certain classes of equity securities to file ownership reports with the SEC on either Schedule 13D or (for passive investors) the short form Schedule 13G.

If the shareholder is required to file a report on Schedule 13D, such a report must include information on, inter alia, the acquisition of securities by which the shareholder exceeded the 5 percent threshold and be filed within 10 days after the acquisition. The schedule is filed with the SEC and is provided to the issuer, as well as to each stock exchange on which the security is traded. Schedule 13D is often filed in connection with a tender offer. Any material changes in the facts contained in the schedule necessitates the prompt filing of an amendment. Schedule 13G is a shorter alternative to Schedule 13D, which is available to beneficial owners of more than 5 percent of a class of securities that are considered passive investors. Generally, passive investors are investors that do not intend to control or change the control of a company. A Schedule 13G filing has different information and timing requirements than a Schedule 13D filing.

A filer must, among other things, amend a Schedule 13G promptly upon acquiring beneficial ownership of more than 10 percent of a registered class of equity securities and must thereafter promptly amend the Schedule 13G upon increasing or decreasing its beneficial ownership by more than 5 percent of the class. A Schedule 13G filer must change to filing Schedule 13D within 10 days after beneficial ownership first equals or exceeds 20 percent of the class and is prohibited from voting or acquiring additional securities of the class until 10 days after the Schedule 13D is filed. Directors and officers of the issuer are not eligible to use Schedule 13G.

Directors and officers of the issuer with a registered class of equity securities, and any person or group that has beneficial ownership of more than 10 percent of such class, face additional requirements regarding the disclosure of ownership and equity trading. Each such director, officer, person or group will be considered an insider under Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Insiders must make an initial filing on Form 3 within 10 days after the filer’s becoming an insider and must disclose beneficial ownership of all securities of the issuer. Insiders must also file Form 4 reports disclosing transactions resulting in a change in beneficial ownership within two business days following the execution date of the transaction, except for limited types of transactions eligible for deferred reporting on Form 5. In addition, insiders are required to report on Form 5 within 45 days after the issuer’s fiscal year-end any transactions or holdings that should have been, but were not, reported on Form 3 or 4 during the issuer’s most recent fiscal year and any transactions eligible for deferred reporting.

If Diebold Common Shares are admitted to trading on the Frankfurt Stock Exchange, Diebold will be subject to the provisions of the German Securities Trading Act (Wertpapierhandelsgesetz) applicable to German domestic issuers (Inlandsemittenten) governing disclosure requirements for shareholdings. See the section of this Prospectus titled “30. Comparison of Holders’ Rights—Disclosure of Significant Ownership of Shares.”

20.12	Certain Requirements Regarding Business Combinations; Anti-Takeover Statutes

20.12.1	Authorization and Approval in Effecting a Combination or Majority Share Acquisition

Section 1701.83 of the ORC requires directors of the acquiring corporation to authorize a business combination or majority share acquisition that involves the issuance or transfer by the acquiring corporation of a number of its shares that would entitle holders of such shares to exercise one-sixth or more of the voting power of the corporation after the consummation of such transaction. Such a transaction must be approved at a meeting held for the purpose by an affirmative vote of two-thirds of the voting power of the corporation, or a different proportion of the voting power not less than a majority, as the articles of incorporation provide. Diebold’s articles of incorporation do not specify a different proportion of the voting power to approve such a transaction. Notice of a meeting for such purpose, accompanied by a copy or summary of the proposed combination or majority share acquisition, must be given to all shareholders. The directors of the acquiring company may abandon such combination or majority share acquisition on the ground that Section 1701.83 has not been complied with, if authorized to do so by the terms of the combination or majority share acquisition.

20.12.2	Business Combinations with Interested Shareholders

Chapter 1704 of the ORC applies to a broad range of business combinations between an Ohio corporation and an interested stockholder. Chapter 1704 is triggered by the acquisition of 10 percent of the voting power of a subject Ohio corporation. The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the subject transaction is approved by the requisite vote of the shareholders or satisfies statutory conditions relating to the fairness of consideration received by shareholders who are not interested in the subject transaction. During the initial three-year period, the prohibition is absolute absent prior approval by the board of directors of the acquisition of voting power by which a person became an interested stockholder or absent approval of the subject transaction. Chapter 1704 may be made inapplicable to a company by its articles of incorporation. Diebold’s articles of incorporation do not provide that this statute is inapplicable to Diebold.

20.12.3	Control Share Acquisition

Section 1701.831 of the ORC also provides protection to shareholders against unfriendly and coercive takeover efforts. Section 1701.831 provides that certain notice and informational filings and special shareholder meeting and voting procedures must be complied with prior to completion of a proposed control share acquisition, which is defined as any acquisition of an issuer’s shares which would entitle the acquirer, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within certain ranges of voting power. Assuming compliance with the notice and information filings prescribed by statute, the proposed control share acquisition may be made only if, at a duly convened special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the issuer represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the intended acquirer and the directors and officers of the issuer. Section 1701.831 may be made inapplicable to a company by its articles of incorporation. Diebold’s articles of incorporation do not provide that this statute is inapplicable to Diebold.

20.12.4	Ohio “Anti-Greenmail” Statute

Pursuant to Section 1707.043 of the ORC, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either (i) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation or (ii) that his purpose was not to increase any profit or decrease any loss in the securities. This statute may be made inapplicable to a company by its articles of incorporation or code of regulations. Neither of Diebold’s articles of incorporation or code of regulations provide that this statute is inapplicable to Diebold.

20.12.5	Tender Offer Statute

Section 1707.041 of the ORC requires any person making a tender offer for a corporation having its principal place of business in Ohio to comply with certain filing, disclosure and procedural requirements. The disclosure requirements include a statement of any plans or proposals that the offeror, upon gaining control, may have to liquidate the subject company, sell its assets, effect a merger or consolidation, establish, terminate, convert, or amend employee benefit plans, close any plant or facility of the subject company or of any of its subsidiaries or affiliates, or make any other major change in its business, corporate structure, management personnel, or policies of employment.

20.12.6	Authority and Duties of Directors

Section 1701.59 of the ORC provides that except where the law, the articles, or the regulations of a corporation require action to be authorized or taken by shareholders, all of the authority of a corporation is exercised by or under the direction of its directors. For their own government, the directors may adopt bylaws that are not inconsistent with the articles or the regulations. The selection of a time frame for the achievement of corporate goals shall be the responsibility of the directors.

Under the ORC, each executive officer and director occupies a position of trust in relation to his or her corporation. Such relationship imposes fiduciary duties, which include a duty of loyalty and a duty of care. Each executive officer and director must consider a broad spectrum of interests. Section 1701.59 of the ORC provides that a director, in determining what he reasonably believes to be in the best interests of the corporation, will consider the interests of the corporation’s shareholders and, in his or her discretion, may consider the interests of the corporation’s employees, suppliers, creditors and customers and certain other interests. Therefore, in evaluating compliance with the duty of care, Ohio courts apply the business judgement rule and will not inquire into the wisdom of actions taken by directors in the absence of fraud, bad faith or abuse of discretion. If executive officers or directors breach their duties to the corporation, they may be liable to the corporation for damages. Pursuant to Section 1701.59(E) of the ORC, a director is liable in damages only if it is proved by clear and convincing evidence that the action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation. However, this does not affect the duties of a director who is acting in some other capacity. Section 1701.13 of the ORC and Article XIII of Diebold, Inc.’s code of regulations provide for the indemnification of Diebold’s directors, officers and employees in certain circumstances described in the section of this Prospectus titled “30. Comparison of Holders’ Rights.”

21. CORPORATE GOVERNANCE STRUCTURE OF DIEBOLD, INC.

21.1	Overview

Diebold has a single-tier governing system. Its primary governing body, the board of directors, sets the policies of Diebold and directs its activities in accordance with Diebold, Inc.’s articles of incorporation, its code of regulations, the ORC, and other applicable laws and regulations. The board of directors has delegated certain of its authorities to committees, including Diebold’s Audit Committee, the Board Governance Committee, the Compensation Committee, the Finance Committee, and the Technology Strategy and Innovation Committee. Diebold, Inc.’s directors are elected by the shareholders of Diebold, Inc. and hold office for a term of one year from the date of the annual meeting of shareholders or until election or qualification of a successor. Diebold’s code of regulations requires that the board of directors be composed of not more than 10 persons and not less than five persons. Diebold intends to increase the size of its board of directors following the Closing Date as described in the section of this Prospectus titled “25. Corporate Governance Structure of Diebold after the Business Combination.” For more information on the directors of Diebold, see “21.2 Directors” below.

Diebold’s board of directors elects executive officers of Diebold from time to time. The term of office of the executive officers is one year and until their respective successors are elected and qualified, except if any such officer is elected to fill a vacancy, who will serve until the first meeting of the board of directors after the next annual meeting of shareholders. According to Article V of Diebold’s code of regulations, the Chief Executive Officer (“CEO”) has responsibility for the general and active management of Diebold’s business and the general powers and duties of management usually vested in the chief executive officer of an Ohio corporation. The CEO may employ and discharge employees and agents, except for those that must be appointed by the board of directors, and may delegate these powers. The Chairman of the Board presides at all meetings of the shareholders and of the directors. Since 2006, Diebold has separated the roles of its CEO and its Chairman of the Board positions, but may reevaluate the separation. For more information on the executive officers of Diebold, see “21.6 Executive Officers” below.

Under the ORC, each executive officer and director occupies a position of trust in relation to his or her corporation. Such relationship imposes fiduciary duties, which include a duty of loyalty and a duty of care. Each executive officer and director must consider a broad spectrum of interests. Section 1701.59 of the ORC provides that a director, in determining what he reasonably believes to be in the best interests of the corporation, will consider the interests of the corporation’s shareholders and, in his or her discretion, may consider the interests of the corporation’s employees, suppliers, creditors and customers and certain other interests. Therefore, in evaluating compliance with the duty of care, Ohio courts apply the business judgement rule and will not inquire into the wisdom of actions taken by directors in the absence of fraud, bad faith or abuse of discretion. If executive officers or directors breach their duties to the corporation, they may be liable to the corporation for damages. Pursuant to Section 1701.59(E) of the ORC, a director is liable in damages only if it is proved by clear and convincing evidence that the action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation. However, this does not affect the duties of a director who is acting in some other capacity. Under Rule 23.1 of the Ohio Rules of Civil Procedure (“ORCP”), a shareholder may bring a derivative action on behalf of a corporation to enforce the rights of the corporation. The ORCP requires, amongst other things, that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless the derivative plaintiff pleads sufficient reasons for his or her not making such an effort. Further, the derivative plaintiff must fairly and adequately represent the interests of the shareholders similarly situated in enforcing the right of the corporation. Section 1701.13 of the ORC and Article XIII of Diebold’s code of regulations provide for the indemnification of Diebold’s directors, officers and employees in certain circumstances described in the section of this Prospectus titled “30. Comparison of Holders’ Rights.”

Pursuant to Section 1701.60 of the ORC, no transaction is void or voidable because it is between or affects the corporation and one or more of its directors or officers or in which one or more of such directors or officers have a financial or personal interest, if (1) the material facts as to his or her relationship or interest and the transaction are disclosed and a majority of disinterested directors consents; (2) the material facts are disclosed as to his or her relationship or interest and the transaction and a majority of shares entitled to vote thereon consents; or (3) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the shareholders.

Under applicable law, certain actions by Diebold must be approved by the shareholders of Diebold. For a more detailed discussion, see the sections of this Prospectus titled “20. Description of Share Capital of Diebold and Applicable Regulations” and “30. Comparison of Holders’ Rights.”

21.2	Directors

Unless otherwise indicated in this Prospectus, the business address of each director of Diebold, Inc. is Diebold, Incorporated, 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio 44720-8077, and their telephone number at that location is +1 (330) 490-4000. Diebold’s directors hold office for a term of one year from the date of the annual meeting of shareholders or until election or qualification of a successor. The directors of Diebold, Inc. are:

Name, Term and Age	Position, Principal Occupation, Business Experience and Directorships Last Five Years, and Qualifications to Serve
Patrick W. Allender Director since 2011 Age—69

February 2007: Retired Executive Vice President, Chief Financial Officer and Secretary, Danaher Corporation, Washington, D.C. (diversified manufacturing).

Currently a director of Brady Corporation, Milwaukee, Wisconsin (identification solutions) since 2007, where he serves as Chair of the Finance Committee, and a member of the Audit and Nominating Committees; and Colfax Corporation, Fulton, Maryland (diversified manufacturing) since 2008, where he serves as Chair of the Governance Committee and a member of the Audit Committee.

Chair of our Audit Committee and member of our Finance Committee.

Mr. Allender’s 18 years as Chief Financial Officer of a large publicly-traded company with global operations provides our board with valuable expertise in financial reporting and risk management. In addition, as a result of Mr. Allender’s public accounting background, including as audit partner of a major accounting firm, he is exceptionally qualified to serve as Chair of our Audit Committee.

Phillip R. Cox Director since 2005 Age—68

1972—Present: President and Chief Executive Officer, Cox Financial Corporation, Cincinnati, Ohio (financial planning and wealth management services).

Currently a director of Cincinnati Bell Inc., Cincinnati, Ohio (telecommunications) since 1993, where he has served as Chairman of the Board since 2003 and where he serves as a member of the Audit and Finance, Compensation, and Governance and Nominating Committees; Touchstone Investments, Cincinnati, Ohio (mutual fund company) since 1993, where he has served as Chairman of the Board since 2008; and The Timken Company, Canton, Ohio (engineered steel products) since 2004, where he has served as a member of the Audit Committee since 2004, and served as Chair of the Finance Committee from 2004—2011.

Chair of our Compensation Committee and member of our Board Governance Committee.

Mr. Cox’s 43 years of experience as a president and Chief Executive Officer in the financial services industry, as well as his experience as a director on the boards of several government-regulated businesses, a global manufacturing company, and the Federal Reserve Bank of Cleveland, provides the board with experience relevant to many key aspects of our business. Mr. Cox’s experience as a Chief Executive Officer

Name, Term and Age	Position, Principal Occupation, Business Experience and Directorships Last Five Years, and Qualifications to Serve

also imparts appropriate insight into executive compensation and succession planning issues that are ideal for the Chairman of our Compensation Committee.

Richard L. Crandall Director since 1996 Age—72

2001—Present: Managing Partner, Aspen Venture LLC, Aspen, Colorado (venture capital and private equity); 2007—Present: Executive Chairman, Pelstar LLC, Chicago, Illinois (medical equipment manufacturing and sales); 1995—Present: Chairman, Enterprise Software Roundtable, Aspen, Colorado (CEO roundtable for software industry).

Currently a director of R.R. Donnelley & Sons Company, Chicago, Illinois (interactive communications provider) since January 2012, where he serves as a member of the Governance, Responsibility and Technology Committee. Formerly a director of Novell, Inc. (infrastructure software) from 2003—2011, where he served as Chairman of the Board from 2008—2011; Claymore Dividend & Income Fund, Lisle, Illinois (management investment company) from 2004—2010; and Platinum Energy Solutions, Houston, Texas (energy services) from 2012—2013.

Chair of our Technology Strategy and Innovation Committee and member of our Board Governance Committee.

Mr. Crandall’s extensive experience as an entrepreneur, leader and board member with several companies in the information technology and technology fields, and in the financial industry, including serving as chairman of a $900 million global information technology business, brings diversity of thought to our board. Further, during his 19 years on our board, Mr. Crandall has provided immeasurable assistance to our technology-driven businesses. Mr. Crandall’s background in the financial services industry and his information technology experience provides perspective on technology risks facing us, as well as our technology-related strategies.

Gale S. Fitzgerald Director since 1999 Age—65

December 2008: Retired President and director, TranSpend, Inc., Bernardsville, New Jersey (total spend optimization).

Currently a director of Health Net, Inc., Woodland Hills, California (managed healthcare) since 2001, where she serves as Chair of the Finance Committee and a member of the Audit Committee; and Cross Country Healthcare, Inc. Boca Raton, Florida (healthcare staffing) since 2007 where she serves as Chair of the Governance and Nominating Committee and a member of the Audit Committee.

Chair of our Board Governance Committee and member of our Audit Committee.

Ms. Fitzgerald’s international experience as Chief Executive Officer in the information technology industry, Chief Executive Officer of a business unit of International Business Machines and the President and Chief Executive Officer of two privately- held consulting companies brings a well-rounded and diverse perspective to our board discussions and provides significant insight in critical areas that impact our company, including information technology, supply chain management, procurement solutions, human resources and compensation, strategic planning and operations management. With over 20 years of multiple board and committee experiences, Ms. Fitzgerald provides valuable insight to our board processes and deliberations, and she provides a unique point of view to our Board Governance and Audit Committees.

Gary G. Greenfield Director since 2014 Age—61

2013—Present: Partner, Court Square Capital Partners, New York, New York (private equity); 2007—2013: Chairman, CEO and President, Avid Technology, Inc., Burlington Massachusetts (digital media and entertainment).

Name, Term and Age	Position, Principal Occupation, Business Experience and Directorships Last Five Years, and Qualifications to Serve

Formerly a director of Vocus, Inc., Beltsville, Maryland (marketing and public relations software) where he served as Chair of the Nominating and Governance Committee from 2008—2014.

Member of our Finance and Technology Strategy and Innovation Committees.

Mr. Greenfield’s proven senior executive experience in high technology industries, coupled with his exceptional ability to grow markets, both domestic and international, and develop products, provides the board with experience relevant to many key aspects of our business. Mr. Greenfield’s strong skills at developing company vision and strategies in the evolving software development field strengthen the proficiency of our board in this area.

Andreas W. Mattes Director since 2013 Age—54

2013—Present: President and Chief Executive Officer, Diebold, Incorporated; 2011—2013: Senior Vice President, Global Strategic Partnerships, Violin Memory (computer storage systems); 2008—2011: Senior Vice President and General Manager of Enterprise Services for the Americas, Hewlett-Packard Co. (computer technologies).

As President and Chief Executive Officer of Diebold, Mr. Mattes’ day-to-day leadership provides him with intimate knowledge of our operations that are a vital component of our board discussions.

Robert S. Prather, Jr. Director since 2013 Age—71

2012—Present: Managing Director, Heartland Media (television broadcast); 1992—2012: President and Chief Operating Officer, Gray Television, Inc. (television broadcast).

Mr. Prather currently serves as lead independent director of GAMCO Investors, Inc. (asset management and financial services). Previously, Mr. Prather served as director of Bull Run Corporation (sports marketing and management), Draper Holdings Business Trust (television broadcasting trust), and Ryman Hospitality Properties, Inc. (real estate investment trust).

Member of our Audit and Finance Committees.

Mr. Prather brings significant acumen to the board as a result of his extensive, broad-based business background, and critical leadership and board roles in diverse industries. Particularly, Mr. Prather’s long-term experience within the financial and investment services market brings valuable insight to the board. In addition, his knowledge and familiarity with the specific needs of companies within regulated industries further strengthens the proficiency of our board in that area.

Rajesh K. Soin Director since 2012 Age—67

1998—Present: Chairman of the board and Chief Executive Officer, Soin International LLC, Beavercreek, Ohio (investment holding company); 2002—2008: Chairman of the Board and Chief Executive Officer, MTC Technologies, Inc. (military defense systems).

Member of our Compensation and Technology Strategy and Innovation Committees.

Mr. Soin’s experience as an entrepreneur is a tremendous asset. Mr. Soin has extensive experience in India, where we continue to focus on growth in that emerging market, and his engineering and software development background brings additional technical expertise to our board. Further, Mr. Soin’s significant government contracting experience as the founder and Chairman of MTC Technologies Inc., a NASDAQ listed company before being acquired by BAE Systems, provides additional perspective in helping us grow our security business.

Name, Term and Age	Position, Principal Occupation, Business Experience and Directorships Last Five Years, and Qualifications to Serve

Henry D.G. Wallace Director since 2003 Age—70

August 2013—Present: Non-executive Chairman of the Board, Diebold, Incorporated; January 2013—August 2013: Executive Chairman of the Board, Diebold, Incorporated.

Currently a director of Lear Corporation, Southfield, Michigan (automotive components) since 2005, where he has served as non-executive Chairman of the Board since August 2010 and where he serves as a member of the Governance & Nominating, and Compensation Committees. Mr. Wallace also served as director of Hayes Lemmerz International Inc. (steel and aluminum wheels) from 2003 until February 2012; and Ambac Financial Group, Inc., New York, New York (financial guarantee insurance holding company) from 2004 until March 2013.

Non-executive Chairman of the board and member of our Board Governance and Compensation Committees.

Mr. Wallace’s experience in various senior leadership positions, including Chief Financial Officer of Ford Motor Company and President and Chief Executive Officer of Mazda Motor Corporation, bring a broad understanding of managing a global business. Further, Mr. Wallace’s financial expertise, extensive experience in Europe, Latin America and Asia, and his demonstrated leadership on the boards of several publicly traded companies, is a tremendous asset to our board. As a result of Mr. Wallace’s background as a Chief Financial Officer, he is exceptionally qualified to serve as our current non-executive Chairman of the Board and on our Board Governance and Compensation Committees, as well as previously serving as Chair of our Audit Committee in 2012.

Alan J. Weber Director since 2005 Age—66

2007—Present: Chief Executive Officer, Weber Group LLC, Greenwich, Connecticut (investment advisory); 2009—2013: Operating Partner, Arsenal Capital Partners, LLC, New York, New York (private equity).

Currently a director of Broadridge Financial Solutions, Inc., Lake Success, New York (investor communications, securities processing, and outsourcing) since 2007, where he serves as a member of the Audit Committee, and as Chairman of the Compensation Committee; and Sandridge Energy, Inc., Oklahoma City, Oklahoma (energy exploration and production) since 2013, where he serves as Chairman of the Nominating and Governance Committee.

Chair of our Finance Committee and member of our Audit Committee.

Mr. Weber’s experience as a Chief Executive Officer and Chief Financial Officer in the financial industry, as well as 27 years of experience at Citibank, including 10 years as an Executive Vice President, provides a tremendous depth of knowledge of our customers and our industry. Further, Mr. Weber’s experience as Chief Financial Officer of Aetna, Inc., an insurance services company, brings extensive financial expertise to both our Audit Committee and our Finance Committee.

21.3	Compensation of Directors

The following director compensation is determined by the board at the recommendation of the Board Governance Committee. With respect to non-employee directors, it is our goal to provide directors with fair and competitive compensation, while ensuring that their compensation is closely aligned with stockholder interests and with our performance.

The annual retainer received by the directors during 2014 remained the same as those paid in 2013. Accordingly, during 2014, our non-employee directors received an annual retainer of $65,000 for their service as directors. Our non-executive Chairman of the Board received an additional annual retainer of $100,000 (increased from $90,000 effective May 1, 2014).

In addition to their annual retainers, our non-employee directors also received the following annual committee fees for their participation as members or as Chairs of one or more board committees:

	Member	Chair
Audit Committee	$11,000	$25,000
Compensation Committee	$7,500	$20,000
Board Governance Committee	$7,500	$15,000
Investment Committee (1)	$3,000	$10,000
Technology Strategy and Innovation Committee	$7,500	$15,000

(1)	In April 2015, the board formed the Finance Committee, which replaced our former Investment Committee.

The varying fee amounts are intended to reflect differing levels of responsibility, meeting requirements and fiduciary duties. The fees for a director who joins or leaves the board or assumes additional responsibilities during the year are pro-rated for his or her period of actual service.

A director may elect to defer receipt of all or a portion of his or her cash compensation pursuant to the Deferred Compensation Plan No. 2 for directors.

In addition to cash compensation, each non-employee director may also receive equity awards under our 1991 Plan. The aim of the board is to provide a balanced mix of cash and equity compensation to our directors that targets the directors’ total pay at the median of a peer group of companies in similar industries and of comparable size and revenue. This peer group is the same one used by our Compensation Committee for benchmarking executive compensation, which is discussed in more detail below in “21.12.2.4 Role of Peer Companies and Competitive Market Data.”

Prior to 2007, our non-employee directors received stock option awards under the 1991 Plan. Those stock options that vested prior to December 31, 2005 are entitled to reload rights, under which an optionee can elect to pay the exercise price using previously owned shares and receive a new option at the then-current market price for a number of shares equal to those surrendered. The reload feature is only available, however, if the optionee agrees to defer receipt of the balance of the option shares for at least two years.

Beginning in 2007, our non-employee directors were awarded deferred common shares instead of stock options. We believe deferred shares strengthen the directors’ ties to shareholder interests by providing awards that more effectively build stock ownership and ensure that the directors’ long-term economic interests are aligned with those of other shareholders. In addition, the non-employee directors are subject to the Director Stock Ownership Guidelines, as discussed below.

In 2014, each non-employee director was awarded 3,162 deferred common shares, subject to a one year vesting condition. Each award approximated $125,000 in value.

The following table details the cash retainers and fees received by our non-employee directors during 2014, as well as the aggregate grant date fair value of stock grants awarded during 2014 pursuant to our 1991 Plan:

2014 Director Compensation

Name	Fees Earned or Paid in Cash (1) ($)	Stock Awards (2) ($)	All Other Compensation (3) ($)	Total ($)
Patrick W. Allender	93,334	124,425	14,400	232,159
Roberto Artavia (4)	81,000	124,425	7,557	212,982
Bruce L. Byrnes (4)	82,667	124,425	17,620	224,712
Phillip R. Cox	85,333	124,425	26,360	236,118
Richard L. Crandall	82,833	124,425	26,762	234,020
Gale S. Fitzgerald	85,000	124,425	25,900	235,325
Gary G. Greenfield (5)	48,333	124,425	2,727	175,485
Robert S. Prather, Jr.	78,000	124,425	7,557	209,982
Rajesh K. Soin	79,000	124,425	11,295	214,720
Henry D. G. Wallace	175,667	124,425	28,315	328,407
Alan J. Weber	84,333	124,425	25,900	234,658

(1)	This column reports the amount of cash compensation earned in 2014 for board and committee service, including board retainer amounts discussed above and the following committee fees earned in 2014 (partial amounts reflect pro-rated fees based on time of actual committee service during 2014, as well as an increase in committee and committee chair fees effective as of May 1, 2014):

Name	Audit Committee ($)	Board Governance Committee ($)	Compensation Committee ($)	Investment Committee (6) ($)	Technology Strategy and Innovation Committee ($)
Patrick W. Allender	21,667	6,667	—	—	—
Roberto Artavia (4)	11,000	—	—	—	5,000
Bruce L. Byrnes (4)	11,000	6,667	—	—	—
Phillip R. Cox	—	—	17,333	3,000	—
Richard L. Crandall	—	—	7,333	1,000	9,500
Gale S. Fitzgerald	—	12,667	7,333	—	—
Gary G. Greenfield (5)	—	—	—	—	5,000
Robert S. Prather, Jr.	11,000	—	—	2,000	—
Rajesh K. Soin	—	6,667	7,333	—	—
Henry D. G. Wallace	—	6,667	7,333	—	—
Alan J. Weber	11,000	—	—	8,333	—

(2)	This column represents the aggregate grant date fair value computed in accordance with FASB Accounting Standards Codification, or ASC, Topic 718 for deferred shares granted to our non-employee directors in 2014, as further described above. Each director received 3,162 deferred shares as of April 24, 2014, with a closing price of our common shares on that date of $39.35. The actual value a director may realize will depend on the stock price on the date the deferral period ends. As of December 31, 2014, the aggregate number of vested and unvested deferred shares held by our current directors was: Mr. Allender, 13,312; Mr. Artavia, 7,362; Mr. Byrnes, 16,112; Mr. Cox, 23,712; Mr. Crandall, 24,062; Ms. Fitzgerald, 23,312; Mr. Greenfield, 3,162; Mr. Prather, 7,362; Mr. Soin, 10,612; Mr. Wallace, 25,412; and Mr. Weber, 23,312. In addition, as of December 31, 2014, the aggregate number of common shares issuable pursuant to options outstanding held by current directors was: Mr. Cox, 9,000; Mr. Crandall, 9,000; Ms. Fitzgerald, 9,000; Mr. Wallace, 9,000; and Mr. Weber, 9,000.
(3)	This column represents dividend equivalents paid in cash on deferred shares.

(4)	Messrs. Artavia and Byrnes resigned from the board of directors in 2015.
(5)	Mr. Greenfield was elected to the board of directors at the 2014 annual meeting of shareholders on April 24, 2014.
(6)	In April 2015, the board formed the Finance Committee which replaced our former Investment Committee.

21.4	Director Stock Ownership Guidelines

The board updated its stock ownership guidelines in 2013 to better align with the practices of our peer group (discussed further below under “21.12.2.4 Role of Peer Companies and Competitive Market Data” under “21.12 Compensation Discussion and Analysis”). Each non-employee director is expected to own common shares of Diebold, Inc. valued at least five times the annual retainer and the directors are not permitted to sell any vested shares prior to meeting this ownership level. These ownership guidelines are intended to build stock ownership among non-employee directors and ensure that their long-term economic interests are aligned with those of other shareholders. As reflected in the section of this Prospectus titled “23.2 Security Ownership of Diebold Directors and Management,” the majority of our directors have exceeded the ownership guidelines, while our directors who were appointed most recently are on track to achieve the ownership guidelines within the next few years.

21.5	Ohio Law Corporate Governance

Diebold complies with the applicable Ohio law corporate governance requirements.

21.6	Executive Officers

Unless otherwise indicated in this Prospectus, the business address of each executive officer of Diebold, Inc. is Diebold, Incorporated, 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio 44720-8077, and their telephone number at that location is +1 (330) 490-4000. Diebold’s board of directors elects executive officers of Diebold from time to time. The term of office of the executive officers is one year and until their respective successors are elected and qualified, except in the case of any such officer elected to fill a vacancy, who serve until the first meeting of the board of directors after the next annual meeting of shareholders. The following table summarizes information regarding executive officers of Diebold, Inc.:

Name, Age, Title and Year Elected to Present Office	Other Positions Held Last Five Years
Andreas W. Mattes President and Chief Executive Officer since 2013 Age—54

2011—June 2013: Senior Vice President, Global Strategic Partnerships, Violin Memory (computer storage systems); 2008—2011: Senior Vice President and General Manager of Enterprise Services for the Americas, Hewlett-Packard Co. (computer technologies)

With more than 25-years of experience in corporate management, executive oversight, mergers and acquisitions, growth strategies and equity management, Mr. Mattes has a strong record of driving growth and improving profitability in large, global businesses in the information technology and telecommunications industries—primarily with Hewlett-Packard Co. (“HP”) and Siemens AG (“Siemens”).

Prior to taking on a full-time advisory role in 2011, Mr. Mattes held a series of senior leadership positions at a number of high-tech companies, including HP where he oversaw the outsourcing and applications services business. Most recently, he

Name, Age, Title and Year Elected to Present Office	Other Positions Held Last Five Years

served as the senior vice president and general manager, Enterprise Services for the Americas.

Mr. Mattes spent the majority of his career holding a variety of senior leadership positions from 1985 to 2005 at Siemens, including the role as chief executive officer of Siemens Communications Inc., USA.

Mr. Mattes currently serves on the advisory board of Violin Memory. Mattes also served as a member of the board of directors of Radvision (video conferencing software design), and as chairman of MphasiS Limited (infrastructure and business process outsourcing).

As CEO of Diebold, Inc., Mr. Mattes is responsible for driving Diebold’s global strategies and performance in the integrated self-service, security and services business.

Stefan E. Merz Senior Vice President, Strategic Projects since 2013 Age—51

2011—August 2013: Vice President, Sales, Strategy and Operations, Enterprise Group, Hewlett-Packard Co. (computer technologies); 2009—2011: Vice President Strategy and Operations, Enterprise Operations, Enterprise services for Americas, Hewlett-Packard Co.

Prior to his current role at Diebold, Mr. Merz held a series of senior leadership positions at HP. Most recently, he served as vice president of sales strategy and operations at HP Enterprise Group. In this role, he was responsible for planning and optimizing sales and field selling costs, compensation design and effectiveness and sales productivity. In addition, he oversaw major transformational initiatives.

Before his time at HP, Mr. Merz worked at Siemens, where he spent 13 years in sales, marketing and strategy working in Germany as well as in the United States. In his most recent role at Siemens, he served as vice president of strategy and marketing for the Communications division. In this position he was responsible for defining the organization’s enterprise services strategy and growth initiatives.

As Senior Vice President for Strategic Projects, Mr. Merz is responsible for driving Diebold’s transformation strategy, helping execute on Diebold’s multi-year realignment plan and identifying other areas of improvement that will drive future growth.

Name, Age, Title and Year Elected to Present Office	Other Positions Held Last Five Years
Christopher A. Chapman Senior Vice President and Chief Financial Officer since 2014 Age—41

2011—June 2014: Vice President, Global Finance, 2004—2011: Vice President, Controller, International Operations

Mr. Chapman joined Diebold in 1996 and has served in various financial leadership roles within Diebold’s finance organization.

Most recently, Mr. Chapman served as the vice president, global finance where he was responsible for the financial oversight of Diebold’s global operations, including North America, Asia Pacific, EMEA, Latin America, Brazil, global supply chain and development and global financial planning and analysis. Prior to that, Mr. Chapman served as vice president, controller, international operations.

As Senior Vice President and Chief Financial Officer, Mr. Chapman is responsible for Diebold’s global financial systems and related processes.

Jonathan B. Leiken Senior Vice President, Chief Legal Officer and Secretary since 2014 Age—44

2005—May 2014: Partner, Jones Day (global legal services)

Mr. Leiken previously worked as a partner at the global law firm Jones Day. While at Jones Day, Mr. Leiken served as one of Diebold’s leading external counsel on various litigation and investigative matters.

Prior to joining Jones Day, Mr. Leiken served as a federal prosecutor, working as an assistant United States attorney in the criminal division of the U.S. Attorney’s Office for the Southern District of New York in the United States Department of Justice.

Mr. Leiken oversees Diebold’s global legal function and global corporate compliance program, and serves as the corporate secretary to Diebold, Inc.’s Board of Directors.

John D. Kristoff Vice President, Chief Communications Officer since 2006 Age—48

Prior to his current position, Mr. Kristoff was vice president of investor relations. He joined Diebold in 1989 to assist in Diebold’s public relations efforts and has served in a variety of management positions within the communications and investor relations areas. Prior to joining Diebold, Mr. Kristoff served in the corporate communications division of B.F. Goodrich, Akron, Ohio.

As Vice President and Chief Communications Officer, Mr. Kristoff is responsible for overseeing Diebold’s global communications function, including investor relations, global events, internal and external

Name, Age, Title and Year Elected to Present Office	Other Positions Held Last Five Years

communications, such as public relations, social and digital media, advertising, and Diebold’s corporate marketing and brand functions.

Sheila M. Rutt Vice President, Chief Human Resources Officer since 2005 Age—47

Ms. Rutt joined Diebold in October 2000 as director of organizational development and was subsequently promoted to vice president, human resources, for Diebold North America, and in 2002 to vice president, global human resources.

Prior to joining Diebold, Ms. Rutt held various human resource positions, including director of human resources for LuK Inc., in Wooster, Ohio.

As Vice President and Chief Human Resources Officer, Ms. Rutt is responsible for managing human resource initiatives across Diebold, providing leadership for domestic and international programs for Diebold’s approximately 15,000 employees.

21.7	Certain Information Regarding Directors and Executive Officers

None of the directors and the executive officers of Diebold has, during the last five years (1) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), particularly of any fraudulent offences, (2) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws, (3) been associated with any bankruptcy, receivership or liquidation acting in its capacity as director or executive officer of Diebold, Inc. or in the capacity of any of the positions set out above, (4) been the subject of official public incriminations and/or sanctions by statutory or legal authorities (including designated professional bodies) or (5) been disqualified by a court from acting as a member of the administrative, management, or supervisory body of an issuer, or from acting in the management or conduct of the affairs of any issuer. There are no conflicts of interest or potential conflicts of interest between the directors and the executive officers vis-à-vis Diebold and their private interests, membership in governing bodies of companies, or other obligations.

We maintain change-in-control agreements for our executive officers, including for our Named Executive Officers (“NEOs”) (except for Mr. Mattes, whose change-in-control protection is included in his employment agreement, discussed in more detail under “21.13 Executive Compensation–Mattes Employment Agreement” and “21.14 Recent Developments”), that provide our executives with the potential for continued employment (or benefits) for three years following a change-in-control. The change-in-control agreements and the employment agreement of Mr. Mattes include post-termination non-compete obligations. In addition, our Senior Leadership Severance Plan provides coverage to executives that are involuntarily terminated other than for cause or upon certain constructive terminations, in each case separate from a change-in-control. For a more detailed discussion, including the individuals benefiting from such plans, policies and agreements, see “21.12.4 Benefits and Perquisites,” “21.13 Executive Compensation–Mattes Employment Agreement,” and “21.14 Recent Developments.” There are no such change-in-control or severance arrangements or post-termination obligations with respect to our directors.

There is no family relationship, either by blood, marriage or adoption, between any of the directors or executive officers of Diebold, either among themselves or in relation to the respective other group.

21.8	Prospective Senior Executive of Diebold, Inc.

Pursuant to the Business Combination Agreement, Diebold and Wincor Nixdorf have agreed that Alan Kerr will be appointed as the head of the “Software” line of business and member of the executive committee of the combined company. Mr. Alan Kerr, age 59, has served as executive vice president, software, for Diebold, Incorporated, since August 2014. He is responsible for building the strategy and the organization necessary to generate profitable, sustainable growth surrounding innovation in software solutions and services. Prior to joining Diebold, he served as executive vice president of field operations at a business process automation software company, Kofax, from May 2008 to July 2012, where he was responsible for all global customer-facing functions and revenue. Mr. Kerr served as vice president of sales and vice president of global operations at HP Software from January 2006 to May 2008, where he contributed to establishing HP’s growth strategy and restructured HP Software’s sales operations. Between April 1995 and December 2005, Mr. Kerr was an officer and held various executive roles at Peregrine Systems, Ascential Software and Informix. Mr. Kerr studied Civil Engineering at Strathclyde University, Scotland.

21.9	Meetings of Shareholders

Annual shareholder meetings are held at a time and place designated by the board of directors or, in the absence of a designation by the board of directors, the Chairman of the Board, the CEO, the President or the Secretary. The board of directors may also choose to hold the meeting solely by means of communications equipment that enables the shareholders (and proxyholders) to participate in the meeting and to vote on matters submitted to the shareholders.

Special meetings of shareholders may be called by the Chairman of the Board, the CEO, the President or by the board of directors or by written order of a majority of the directors or by the executive committee, if there is one. Special meetings can also be called by the Chairman of the Board, the CEO, the President, the Vice President, or the Secretary, when requested in writing by the holders of a majority of the shares of the corporation at the time entitled to exercise voting power in the election of directors.

Written notice indicating the time, place, and purpose of every annual or special meeting must be given to each Diebold shareholder of record entitled to vote at such meeting between seven and 60 days prior to the meeting.

21.10	Corporate Governance

21.10.1	Board Leadership Structure

Since 2006, we have separated the roles of our CEO and our Chairman of the Board. Diebold intends to maintain the separation between its CEO and Chairman of the Board positions for the time being and at least through 2015, and may evaluate it thereafter. Otherwise, the board does not have a specific policy with respect to separating versus combining these roles, or whether the Chairman should be an employee or non-employee director. As such, the board, primarily under the guidance of the Board Governance Committee, will continue to periodically review our leadership structure to determine whether to maintain this separation in light of applicable corporate governance standards, market practices, our specific circumstances and needs, and any other factors that may be relevant to the analysis.

21.10.2	Board and Director Assessments

The Board Governance Committee oversees the board and director assessment program, as noted below in “21.10.5 Board Committees and Composition.” When taken together, the following assessment program provides a holistic review of the role, performance and function of the full board, the Chairman and each director, in relation to Diebold’s needs, challenges and opportunities. The assessment program includes:

•	Full Board Self-Assessment. Annual self-assessment that includes a comprehensive questionnaire including a wide-range of topics designed to provide a holistic evaluation of the performance of the board in light of the needs of Diebold. Each director is required to complete the questionnaire. The results are reviewed and discussed by the Board Governance Committee, and any proposed actions are then reported to the full board of directors.

•	Committee Assessments. Annual assessment of each board committee’s performance over the prior year, as led by the applicable Committee Chair. Results are reviewed by the respective Committee Chairs, and discussed with the applicable Committee members, and any proposed actions are then reported to the full board of directors.

•	Chairman Assessment. Annual assessment of the Chairman of the Board that includes a comprehensive questionnaire including relevant topics necessary to provide a thorough analysis of the Chairman’s performance and role in leading the board in its responsibilities and obligations. Each director completes the questionnaire anonymously. The results are reviewed by the Chairman and the Board Governance Committee, and any proposed actions are then reported to the full board of directors.

•	Individual Director Assessment. Annual assessment of each individual director, including of themselves, that includes a comprehensive questionnaire including relevant topics necessary to provide a thorough analysis of each director’s performance on the board. Each director completes the questionnaires anonymously with respect to the other directors. The results are reviewed by the Chairman, who delivers feedback to each individual director.

21.10.3	Board Meetings and Executive Sessions

During 2014, the board held five meetings in person. All of our current directors attended 75 percent or more of the aggregate of all meetings of the board and the board committees on which they served during 2014. Due to scheduling conflicts with other professional obligations, Mr. Artavia attended 66 percent of the aggregate of the total board and committee meetings on which he served in 2014. Mr. Artavia did not stand for reelection to the board in 2015.

In accordance with the NYSE’s corporate governance standards, our independent directors regularly meet in executive session without management present, generally following each regularly-scheduled board meeting. In addition, on occasion, our independent directors will meet in executive session prior to the start of a board meeting.

21.10.4	Board Risk Oversight

The board and the board committees collectively play an active role in overseeing management of Diebold’s risks, and in helping Diebold establish an appropriate risk tolerance. The board oversees Diebold’s risk strategy and effectiveness; however, management is responsible for identifying risks inherent in our business, as well as implementing and supervising day-to-day risk management. Accordingly, the board and the appropriate committees receive regular reports from our senior management on areas of material risk to us, including operational, financial, strategic, compliance, competitive, reputational, legal and regulatory risks. The board also meets with senior management as part of each board meeting, and more frequently as needed, to discuss strategic planning, including the key risks inherent in our short- and long-term strategies. Senior management then provides the board with periodic updates throughout the year with respect to these strategic initiatives, and the impact and management of these key risks.

In addition, each board committee is responsible for evaluating certain risks within its area of responsibility and overseeing the management of such risks. The entire board is then informed about such risks and management’s response to each risk through regular committee reports delivered by the committee chairs.

We also have robust internal dialog among our operations, finance, compliance, treasury, tax, legal and internal audit departments, among others, whenever a potential risk arises. These discussions are escalated to our CEO, Chief Financial Officer, Corporate Controller, Chief Legal Officer, Chief Ethics and Compliance Officer, Chief Human Resources Officer, Chief Communications Officer, and/or Vice President, Internal Audit and other Vice President leads of our various divisions and regions, as appropriate, with open lines of communication among them, the various committees of the board and the entire board.

We believe that the board’s approach and continued evaluation of its risk oversight, as described above, optimizes its ability to assess the various risks, make informed cost-benefit decisions, and approach emerging risks in a proactive manner for Diebold. We also believe that our board leadership structure complements our risk management structure because it allows our independent directors to exercise effective oversight of the actions of management in identifying risks and implementing effective risk management policies and controls.

21.10.5	Board Committees and Composition

The board’s current standing committees are the Board Governance Committee, the Audit Committee, the Compensation Committee, the Finance Committee, and the Technology Strategy and Innovation Committee. The Finance Committee was formed by the board in April 2015 and replaced our former Investment Committee. The following is a summary of our committee structure and membership:

Name	Audit Committee	Board Governance Committee	Compensation Committee	Finance Committee	Technology Strategy and Innovation Committee

Patrick W. Allender		—	—		—

Phillip R. Cox	—			—	—

Richard L. Crandall	—		—	—

Gale S. Fitzgerald			—	—	—

Gary G. Greenfield	—	—	—

Robert S. Prather, Jr		—	—		—

Rajesh K. Soin	—	—		—

Henry D. G. Wallace	—			—	—

Alan J. Weber		—	—		—

     Chairperson             Member             Financial expert

21.10.5.1	Audit Committee

This committee is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (“Exchange Act”). The committee’s current charter is available on our web site at http://www.diebold.com.

The current members of the Audit Committee are Patrick W. Allender, Chair, Gale S. Fitzgerald, Robert S. Prather, Jr. and Alan J. Weber, all of whom are independent under the NYSE Rules and applicable SEC requirements. In addition, the board has determined that Mr. Messrs. Allender and Weber are audit committee financial experts within the meaning of such term under Item 407(d)(5) of Regulation S-K. This committee met in person or telephonically eight times during 2014, and had informal communications between themselves and management, as well as with our independent auditors, at various other times during the year.

21.10.5.2	Board Governance Committee

This committee’s functions include reviewing the qualifications of potential director candidates and making recommendations to the board to fill vacancies or consider the appropriate size of the board. This committee makes recommendations regarding corporate governance principles, the composition of the board committees, and the directors’ compensation for their services on the board and on board committees. This committee leads and oversees all of the board assessments, including the committee assessments with respect to process and design, as described above in “21.10.2 Board and Director Assessments.” This committee also oversees director orientation and education, as described in “21.10.9 Director Orientation and Education” below. The committee’s current charter is available on our web site at http://www.diebold.com.

The current members of the Board Governance Committee are Gale S. Fitzgerald, Chair, Phillip R. Cox, Richard L. Crandall and Henry D. G. Wallace, all of whom are independent. This committee met in person or telephonically five times during 2014, and had informal communications between themselves and management at various other times during the year.

21.10.5.3	Compensation Committee

This committee administers our executive pay program. The role of the committee is to oversee our equity plans (including reviewing and approving equity grants to executive officers) and to annually review and approve all pay decisions relating to executive officers. This committee also determines and measures achievement of corporate and individual goals, as applicable, by the executive officers under our short- (annual) and long-term incentive plans, and makes recommendations to the board for ratification of such achievements. This committee reviews the management succession plan and proposed changes to any of our benefit plans, such as retirement plans, deferred compensation plans and 401(k) plans. For a narrative description of the committee’s processes and procedures for the consideration of executive officer compensation, and for further discussion of the committee members, see “21.12 Compensation Discussion and Analysis” below. The committee’s current charter is available on our web site at http://www.diebold.com.

The current members of the Compensation Committee are Phillip R. Cox, Chair, Rajesh K. Soin and Henry D. G. Wallace, all of whom are independent under the NYSE rules and applicable SEC requirements. This committee met in person or telephonically four times during 2014, and had informal communications between themselves and management, as well as the committee’s independent compensation consultant, at various other times during the year.

21.10.5.4	Finance Committee

Upon the recommendation of the Board Governance Committee, this committee was formed by the board in April 2015 and replaced our former Investment Committee. This committee’s functions include making recommendations to the board with respect to material or other significant transactions, Diebold’s capital structure, customer financing activities and funding plans, significant financial exposures and contingent liabilities, major insurance programs, employee benefit plan trust investment policies, administration and performance, and dividends, stock splits and stock repurchases. The committee’s current charter is available on our web site at http://www.diebold.com.

The current members of the Finance Committee are Alan J. Weber, Chair, Patrick W. Allender, Gary G. Greenfield and Robert S. Prather, Jr. This committee met in person or telephonically twice since April 2015, and had informal communications between themselves and management at various other times during the year.

21.10.5.5	Technology Strategy and Innovation Committee

Upon the recommendation of the Board Governance Committee, this committee was formed by the board in April 2014, and its functions include overseeing Diebold’s technology goals and strategies. Specifically, the committee focuses on overseeing strategies regarding innovation, competitive differentiation, customer and market understanding, research and development and engineering programs, security and privacy dimensions, as well as partnering and acquisition proposals. The committee’s current charter is available on our web site at http://www.diebold.com.

The members of the Technology Strategy and Innovation Committee are Richard L. Crandall, Chair, Gary G. Greenfield and Rajesh K. Soin. This committee met in person or telephonically three times in 2014.

21.10.6	Director Independence

Diebold’s board of directors determined that each of Patrick W. Allender, Phillip R. Cox, Richard L. Crandall, Gale S. Fitzgerald, Gary G. Greenfield, Robert S. Prather, Jr., Rajesh K. Soin, Henry D. G. Wallace and Alan J. Weber, has no material relationship with Diebold (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) and is independent under Diebold’s director independence standards, the NYSE director independence standards, and the SEC independence requirements, as applicable and as currently in effect. Andreas W. Mattes does not meet these independence standards because he is employed as our President and CEO.

In making the independence determinations, the board of directors considered the following:

•	Mr. Crandall serves on the board of directors of R.R. Donnelley & Sons Company, which provided printing services related to Diebold’s proxy statement for the 2014 annual meeting of shareholders for a fee of approximately $31,000. The board of directors determined that the provision of these services and Mr. Crandall’s board membership did not create a material relationship or impair the independence of Mr. Crandall.

•	Mr. Weber serves on the board of directors of Broadridge Financial Solutions, Inc., which provided processing, mailing and tabulation services for Diebold’s proxy statement in 2014 for a fee of approximately $154,000. The board of directors determined that the provision of these services and Mr. Weber’s board membership did not create a material relationship or impair the independence of Mr. Weber.

•	Mr. Cox serves as President and CEO of Cox Financial Corporation, which may act as the broker with respect to certain supplemental disability benefits purchased by our employees, at their own expense and election, from certain insurance companies. Diebold is not a client or customer of Cox Financial Corporation and does not participate in the employee’s decisions. Cox Financial does not receive any remuneration from Diebold. The board determined that the provision of these brokerage services to Diebold employees, at their own expense and election, for purposes of their long term disability insurance coverage, did not create a material relationship or impair the independence of Mr. Cox.

21.10.7	Communications with Directors

Shareholders and interested parties may communicate with our committee chairs or with our non-employee directors as a group, by sending an email to:

•	Audit Committee—auditchair@diebold.com

•	Board Governance Committee—bdgovchair@diebold.com

•	Compensation Committee—compchair@diebold.com

•	Independent directors—nonmanagementdirectors@diebold.com

Communications may also be directed in writing to such person or group at Diebold, Incorporated, Attention: Corporate Secretary, 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio 44720-8077. The board has approved a process for handling communications we receive that are addressed to non-employee members of the board. Under that process, the Corporate Secretary will review all such communications and determine whether communications require immediate attention. The Corporate Secretary will forward communications, or a summary of communications, to the appropriate director or directors.

A majority of the independent directors of the board approved this process for determining which communications are forwarded to various members of the board.

21.10.8	Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during the year ended December 31, 2014 were Phillip R. Cox, Chair, Richard L. Crandall, Gale S. Fitzgerald, Rajesh K. Soin and Henry D. G. Wallace. Except with respect to Mr. Wallace’s temporary executive status during the period between our prior CEO stepping down in January 2013 until Mr. Mattes assumed the chief executive officer role (as previously disclosed in our 2014 annual proxy statement), no member of the Compensation Committee is or has been an employee of Diebold. In addition, no member of the Compensation Committee has had any relationships requiring disclosure by us under the SEC’s rules requiring disclosure of certain relationships and related person transactions. No officer or employee of Diebold served as a director or member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director of Diebold, Inc. or member of the Compensation Committee during 2014.

21.10.9	Director Orientation and Education

All new directors participate in a director orientation program. The Board Governance Committee oversees this introduction and orientation process where the new director meets with key senior management personnel and takes a tour through our global solutions center to improve his or her understanding of our business and global products and solutions. In addition, the orientation process educates the new director on our strategic plans, significant financial matters, core values, including ethics and compliance programs (and also including our Code of Business Ethics), corporate governance practices and other key policies and practices.

21.11	Code of Ethics

All of the directors, executive officers and employees of Diebold are required to comply with certain policies and protocols concerning business ethics and conduct (“Code of Business Ethics” or “Code”). On June 1, 2015, we adopted a new Code applicable to all directors, officers, employees, contractors and agents of Diebold. The Code has been released and is available to all employees as of June 1, 2015. The Code amends and restates the prior Code of Business Ethics and updates the policies designed to promote the purposes outlined for a code of ethics in Item 406 of Regulation S-K. The Code covers topics such as reporting violations, maintaining a respectful work environment, fair dealing, confidentiality, anti-corruption, compliance with laws, preparation of business and financial documents, data privacy, conflicts of interests, company resources, sustainability, public communications and limitations of the Code, among others. The Code applies not only to Diebold, but also to all of those domestic and international companies in which Diebold owns or controls a majority interest. The Code describes certain responsibilities that the directors, executive officers and employees have to Diebold, to each other and to Diebold’s global partners and communities including, but not limited to, compliance with laws, conflicts of interest, intellectual property and the protection of confidential information. The Code is available on Diebold’s website at www.diebold.com.

21.12	Compensation Discussion and Analysis

Our Compensation Committee, (the “Committee”) has oversight responsibility for the development and administration of our executive compensation policies and programs. This “Compensation Discussion and Analysis” describes the material components of our executive pay program for our NEOs, identified below, and explains how and why the committee arrived at specific compensation policies and decisions for our NEOs in 2014. Our current named executive officers include Messrs. Mattes, Chapman and Merz and Ms. Rutt.

Name	Title
Andreas (Andy) W. Mattes	President and Chief Executive Officer
Christopher A. Chapman	Senior Vice President and Chief Financial Officer
George S. Mayes, Jr. (1)	Executive Vice President and Chief Operating Officer
Stefan E. Merz	Senior Vice President, Strategic Projects
Sheila M. Rutt	Vice President, Chief Human Resources Officer

(1)	Mr. Mayes, former Executive Vice President and Chief Operating Officer, as a result of the elimination of the position of Chief Operating Officer, left Diebold effective July 24, 2015 (see “21.14 Recent Developments”).

Our 2014 executive compensation structure consists of three primary components: base salary, annual cash bonus incentives, and long-term incentives. Within the long-term incentive component, we utilize a mix of vehicles, as shown below.

Our compensation structure for senior leadership is as follows:

21.12.1	Executive Summary

21.12.1.1	2014 Company Highlights

During 2014, Mr. Mattes and other senior leadership, including the other NEOs, implemented the strategy to transform Diebold into a world-class, services-led and software enabled company, supported by innovative hardware, which automates the way people connect with their money. The transformation strategy, referred to as Diebold 2.0, follows a “Crawl, Walk, Run” approach that requires the core business operations to be stabilized in the “Crawl” phase while building the foundation for future growth in the “Walk” and “Run” phases. Diebold continues to execute Diebold 2.0 with the primary objective of transforming Diebold into a world-class, services-led and software-enabled company, supported by innovative hardware, which automates the way people connect with their money.

Diebold 2.0 consists of four pillars:

•	Cost—Streamline the cost structure and improve near-term delivery and execution.

•	Cash—Generate increased free cash flow in order to fund the investments necessary to drive profitable growth, while preserving the ability to return value to shareholders in the form of reliable dividends and, as appropriate, share repurchases.

•	Talent—Attract and retain the talent necessary to drive innovation and the focused execution of the transformation strategy.

•	Growth—Return Diebold to a sustainable, profitable growth trajectory.

Fiscal 2014 marked the first full year of executing our business transformation strategy, which encompassed foundational changes required to stabilize Diebold and improve performance trends. We executed on the “Crawl” phase of Diebold 2.0 in 2014 and ended the year with solid operational performance. During the second half of 2015, Diebold transitioned into the “Walk” phase of Diebold 2.0 whereby Diebold will continue to build on each pillar of cost, cash, talent and growth. Accordingly, the committee believes that the executive pay program for our NEOs in 2014 was designed to incentivize and achieve our pay-for-performance goals, and was instrumental in helping us execute on this portion of our transformation strategy based on the committee’s executive pay philosophy and its evaluations of the following, among other factors:

•	The NEOs’ respective roles in executing our short- and long-term strategic goals related to our transformation; and

•	Achievement of the following 2014 financial results (discussed in more detail below under “21.12.3 2014 Compensation Elements”), among others:

•	Non-GAAP operating profit (“OP”) (OP is generally the GAAP operating profit of Diebold, adjusted to exclude restructuring charges, non-routine income and expenses, and impairment charges);

•	Free cash flow (“FCF”) (FCF is net cash generated from our operating activities and available for execution of our business strategy, excluding capital expenditures); and

•	Non-GAAP earnings per share (“EPS”) (non-GAAP EPS is net income per share, excluding restructuring charges, non-routine income and expenses, and a non-cash impairment charge).

The committee believes that using non-GAAP financial metrics is a better indication of our base-line performance, and that the exclusion of restructuring charges, non-routine expenses and income and impairment charges, permits evaluation and comparison of results for our core business operations. Also, management internally assesses Diebold’s performance and provides external guidance to our investors on a non-GAAP basis.

21.12.1.2	2014 Say-on-Pay Vote

At the 2014 annual meeting of shareholders, the advisory vote to approve the executive compensation program for our NEOs received strong support (96.7 percent of votes cast). Management and the committee considered this strong support of the current pay structure by our shareholders in their compensation program discussions throughout 2014.

Based on our say-on-pay results, the committee expects to continue to apply the same principles in determining future executive compensation policies and programs. The committee is dedicated to continuous improvement to the executive pay program, consistent with its overall compensation strategy, and will continue to review and evaluate market trends and best practices in designing and implementing elements of our compensation program.

21.12.1.3	Executive Compensation Best Practices

We maintain “best practice” executive compensation governance standards. Some of our following guidelines and policies are described in more detail below under “21.12.5 Other Compensation Policies” or elsewhere in this “21.12 Compensation Discussion and Analysis:”

What We Do (Best Practice)		What We Don’t Do/Don’t Allow
✓	Set stock ownership guidelines for executives and directors.	X	No hedging or pledging of company stock by executives or directors.

✓	Review tally sheets for executives.	X	No dividends are paid on unearned performance shares.

✓	Disclose performance goals for incentive payments.	X	No change-in-control severance multiple in excess of three times salary and target bonus.

✓	Set maximum payout caps on our annual and long-term incentives.	X	No future excise tax gross-ups upon a change in control (except for current grandfathered arrangements).

✓	Pay for performance with 84 percent of our Chief Executive Officer’s total pay opportunity being performance-based “at risk” compensation.	X	No re-pricing or cash buyout of underwater stock options is allowed.

✓	Cap performance share payments if three-year shareholder return is negative, regardless of our ranking.	X	No enhanced retirement formulas.

✓	Limit perquisites and other benefits, and do not include income tax gross-ups.	X	No market timing with granting of equity awards.

✓	Through the committee’s independent consultant, engage in an ongoing assessment of Diebold’s compensation practices against the market, Diebold’s competition, and other applicable metrics.

✓	Incorporate general severance and change-in-control provisions that are consistent with market practice, including double-trigger requirements for change-in-control protection.

✓	Perform an annual compensation risk assessment.

✓	Hire an independent consultant reporting directly to the Compensation Committee.

✓	Enforce strict trading policies, incentive plan clawback policies, and blackout periods for executives and directors.

21.12.1.4	Our Compensation Strategy

Our executive pay program is specifically designed to:

•	Focus on performance metrics that align executives and management with the creation of long-term shareholder value through performance-based compensation, including the direct utilization of total shareholder return (“TSR”);

•	Utilize metrics that are balanced and support our four pillar strategy of Cost, Cash, Growth and Talent related to Diebold 2.0;

•	Encourage decision-making in alignment with our business strategies, with goal-setting based on a philosophy of continuous improvement, commitment to becoming a “top tier” performer and supporting our longer-term business transformation strategy;

•	Reflect industry standards, offer globally competitive program design and pay opportunities, and balance our need for talent with our need to maintain reasonable compensation costs; and

•	Attract, motivate, and retain executive talent willing to commit to building long-term shareholder value.

As provided in more detail below, we generally target total compensation opportunity at or near the size-adjusted 50th percentile of our compensation peer group (for more detail on our peer group, see “21.12.2.4 Role of Peer Companies and Competitive Market Data” below). The NEOs may be above or below the 50th percentile based on their experience, performance, potential, and impact on shareholder value. Our compensation structure will continue to evolve in support of our strategic business transformation under Diebold 2.0.

The following table summarizes key elements of our 2014 executive compensation program:

Element	Primary Propose	Key Characteristics
Base Salary	To compensate the executive fairly and competitively for the responsibility level of the position.	Fixed compensation.

Annual Cash Bonus

To motivate and reward organizational and individual achievement of annual strategic financial and individual objectives.

Our plan is intended to appropriately motivate the behaviors and performance results needed to accomplish our strategic transformation related to Diebold 2.0.

Variable compensation component. The 2014 primary performance components are:

•       50% Corporate non-GAAP OP

•       30% Corporate FCF

•       20% Key initiatives

A minimum level of performance is required to earn a bonus.

Long-Term Incentives (“LTI”)	To align executives with shareholder interests, to reinforce long-term value creation, and to provide a balanced portfolio of long-term incentive opportunity.	Variable compensation component. Reviewed and granted annually.

Performance-Based Shares—Annual LTI Grants	To motivate the appropriate behaviors to provide superior TSR over the long term.	TSR relative to peers and companies in the S&P 400 mid-cap index (“S&P”) over a 3 year performance period.

Performance Shares—Special Transformation Grant	To support our multi-year strategic transformation related to Diebold 2.0 and to retain key executives.	Non-GAAP EPS performance in 2014 and 2015. FCF performance in 2016.

Stock Options	To motivate the appropriate behaviors to increase shareholder value above the exercise price.	Stock price growth above the exercise price.

Restricted Stock Units (“RSUs”)	To motivate the appropriate behaviors to increase shareholder value and promote a base-level of executive retention.	Stock price growth. Subject to 3 year cliff vesting.

Element	Primary Propose	Key Characteristics
Health/Welfare Plan and Retirement Benefits	To provide competitive benefits promoting employee health and productivity and support financial security.	Fixed compensation component.

Limited Perquisites and Other Benefits	To provide limited business related benefits, where appropriate.	Fixed compensation component.

Change-in-Control Protection	To retain executives and provide management continuity in event of actual or threatened change-in-control and to bridge future employment if terminated following a change-in-control of Diebold.	Fixed compensation component; only paid in the event the executive’s employment is terminated following a change-in-control of Diebold.

Severance Protection	To bridge future employment if terminated other than “for cause.”	Fixed compensation component; only paid in the event the executive’s employment is terminated other than “for cause.”

21.12.1.5	2014 NEO Compensation Highlights—Target Compensation Structure

The Committee approved the following key compensation items in 2014, each discussed further in “21.12.3 2014 Compensation Elements” below. During the first half 2014, Mr. Chapman served as interim Chief Financial Officer until he was promoted to Chief Financial Officer in June 2014. The discussion below includes the aggregate compensation changes for him.

Pay Component	Summary
Base Salary

•       Mr. Mattes, Mr. Mayes, and Ms. Rutt each received 10 percent increases to recognize individual performance and to move their salaries closer to the competitive 50th percentile of the peer group.

•       Mr. Chapman’s salary was increased approximately 25 percent to recognize his promotion to Senior Vice President and Chief Financial Officer.

•       Mr. Merz’s salary remained the same in 2014 because he joined Diebold in the fall of 2013.

Target Annual Cash Bonus

•       Mr. Mattes’ target bonus percentage remained the same as in 2013 when he was appointed as CEO.

•       Mr. Mayes’ and Ms. Rutt’s target bonuses were increased to 85 percent and 60 percent of salary, respectively, to move their annual targeted cash compensation closer to the competitive 50th percentile of our peer group.

•       Mr. Merz’s target bonus remained the same in 2014 because he joined Diebold in the fall of 2013.

•       Mr. Chapman’s target bonus was increased to 100 percent of base salary to recognize his promotion to Senior Vice President and Chief Financial Officer.

Pay Component	Summary
Long-Term Incentives (LTI)

•       2014 LTI value mix: 50 percent performance-based shares; 30 percent stock options; and 20 percent RSUs.

•       Mr. Chapman’s LTI target was increased to 150 percent of base salary to recognize his promotion to Senior Vice President and Chief Financial Officer.

•       Special performance-based transformation grant that is earned if performance goals critical to our multi-year transformational strategy (i.e., Diebold 2.0) are achieved. The performance metrics are non-GAAP EPS for 2014 and 2015, and FCF for 2016. For more detail, see “21.12.3.4 Long-Term Incentives—Special Performance-Based Transformation Grant” below.

Total Compensation	As noted above, we generally target total compensation opportunity at or near the size-adjusted 50th percentile of our peer group, while considering each NEO’s experience, performance, potential, and impact on shareholder value. Overall, the committee believes targeted pay should be heavily weighted on variable “at-risk” compensation and longer-term components, as the following pie charts illustrate.

Total Compensation Mix

“At Risk” Compensation

In addition, the committee approved the following 2014 targets as a percent of salary for the Annual Cash Bonus and LTI program:

Name	Salary	Target Annual Cash Bonus Incentive (% of Salary)	Target LTI (% of Salary)
Andreas W. Mattes	$852,500	120%	400%
Christopher A. Chapman	$330,000	100%	80%
George S. Mayes, Jr. (1)	$550,000	85%	250%
Stefan E. Merz	$325,000	75%	100%
Sheila M. Rutt	$338,778	60%	100%

(1)	Mr. Mayes, as a result of the elimination of the position of Chief Operating Officer, left Diebold effective July 24, 2015 (see “21.14 Recent Developments”).

21.12.1.6	2014 NEO Compensation Highlights—Actual Earned Compensation

The Committee approved the following compensation items in 2014, each discussed further in “21.12.3 2014 Compensation Elements” below:

Pay Component	Comment
Actual Earned Annual Cash Bonus	• Mr. Mattes received $1,779,509. • Mr. Chapman received $574,035. • Mr. Mayes received $813,216. • Mr. Merz received $424,003. • Ms. Rutt received $353,583.

LTI

•       Performance-based LTI share grant for the 2012-2014 performance period: No payout was earned, based on the performance / payout scale approved by the committee at the start of the performance period. Our three-year TSR was 30.04%, which ranked at the 25th percentile versus the S&P 400 Midcap companies, and at the 33rd percentile versus our custom peer group (the minimum performance required for threshold payout was at the 35th percentile).

•       Special performance-based transformation grant: We achieved non-GAAP EPS in 2014 of $1.73, representing 93.51 percent of the 2014 target of $1.85. As a result, each NEO earned 93.51 percent of their target opportunity for 2014. The committee certified 2014 results and approved the following shares:

•       Mr. Mattes received 29,307 shares.

•       Mr. Chapman received 1,989 shares.

•       Mr. Mayes received 11,817 shares.

•       Mr. Merz received 3,072 shares.

•       Ms. Rutt received 2,911 shares.

21.12.2	Compensation Decision Process

21.12.2.1	Role of the Compensation Committee

The Committee is responsible to our board for oversight of our executive compensation programs. The committee consists of independent directors and is responsible for the review and approval of all aspects of our program. Among its duties, the committee is responsible for:

•	Reviewing and assessing competitive market data from the independent compensation consultant, discussed below;

•	Reviewing and approving incentive goals, objectives and compensation recommendations for the NEOs;

•	Evaluating the competitiveness of each executive’s total compensation package; and

•	Approving any changes to the total compensation package for the NEOs including, but not limited to, base salary, annual cash bonus incentives, LTI award opportunities and payouts, and retention programs.

Following review and discussion, the committee submits recommendations to the board for ratification. The committee is supported in its work by the Chief Human Resources Officer and staff, and an independent compensation consultant, discussed in “21.12.2.2 Role of the Independent Compensation Consultant” below. For additional information regarding the committee’s duties and responsibilities, see “21.10.4 Board Risk Oversight” and “21.10.5.3 Compensation Committee” above.

21.12.2.2	Role of the Independent Compensation Consultant

The Committee retains an independent compensation consultant, Aon Hewitt, in accordance with the committee’s charter. The consultant reports directly to the committee. The committee retains sole authority to hire or terminate Aon Hewitt, approve its compensation, determine the nature and scope of services, and evaluate performance. A representative of Aon Hewitt attends Committee meetings, as requested, and communicates with the committee Chair between meetings. The committee makes all final decisions.

•	Aon Hewitt’s specific compensation consultation roles include, but are not limited to, the following:

•	Advise the committee on executive compensation trends and regulatory developments;

•	Provide a total compensation study for executives against the companies in our peer group and recommendations for executive pay;

•	Provide advice to the committee on governance best practices, as well as any other areas of concern or risk;

•	Serve as a resource to the committee Chair for meeting agendas and supporting materials in advance of each meeting;

•	Review and comment on proxy disclosure items, including the “Compensation Discussion and Analysis”;

•	Advise the committee on management’s pay recommendations; and

•	From time to time, Aon Hewitt is also engaged by the Board Governance Committee to review and provide compensation recommendations for non-employee directors.

The Committee has assessed the independence of Aon Hewitt, as required under NYSE listing rules. The committee has also considered and assessed all relevant factors, including but not limited to those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Exchange Act, that could give rise to a potential conflict of interest with respect to Aon Hewitt. Based on this review, there are no conflicts of interest raised by the work performed by Aon Hewitt.

21.12.2.3	Role of Management

Our Chief Human Resources Officer serves as management’s primary contact with the committee and attends all Committee meetings. For executives other than the CEO position, our CEO and Chief Human Resources Officer make pay recommendations to the committee based on market pay comparisons and an analysis of each executives’ individual performance. No member of our management team, including the CEO, has a role in making pay recommendations to the committee for his or her own position.

21.12.2.4	Role of Peer Companies and Competitive Market Data

Annually, the committee reviews competitive total compensation market data provided by Aon Hewitt. To assess competitive pay levels, the committee first annually reviews and approves our peer group composition. The following peer group criteria are considered:

•	Company size: Approximately 0.5 to 2.5 times Diebold’s annual revenues, with a focus on market capitalization of 0.2 to 5 times Diebold’s market capitalization, as a secondary reference;

•	Direct competitors for business and management talent;

•	Companies covered by the investment analysts that track Diebold;

•	Companies that include Diebold in their compensation peer group; and

•	Global companies that design, manufacture, and service products for their customers.

In October 2013, Aon Hewitt conducted a total compensation study to assist with 2014 compensation decisions. The committee approved the following compensation peer group:

Actuant Corp	Flowserve Corp.	NCR Corp.
Benchmark Electronics Inc.	Global Payments Inc.	Outerwall Inc. (formerly Coinstar)
Brady Corp.	Harris Corp.	Pitney Bowes Inc.
The Brinks Company	International Game Technology	Sensata Technologies
Coinstar Inc.	Intuit Inc. (1)	SPX Corp.
Convergys Corp (1)	Lexmark International	The Timken Company
DST Systems	Logitech International SA	Unisys Corp.
Fidelity National Information Services	Mettler-Toledo International Inc.	The Western Union Company
Fiserv, Inc.		Woodward Inc.

(1)	Denotes new peer company.

Aon Hewitt benchmarks total compensation opportunities for each of our NEOs using peer company proxy data, as well as published and private compensation survey data. Size-adjusted market values for comparable executive compensation were developed using regression analysis. This statistical technique accounts for revenue size differences within the peer group and develops an estimated market value for a similar-size company as Diebold. The size-adjusted 50th percentile for total compensation is a key reference point for the committee.

21.12.2.5	Timing of Compensation Decisions

Pay recommendations for our executives, including the NEOs, are typically made by the committee at its first scheduled meeting of the year, normally held in February. This meeting is normally held around the same time we report our fourth quarter and year-end financial results for the preceding fiscal year and provide our financial guidance for the upcoming year. This timing allows the committee to have a complete financial performance picture prior to making compensation decisions.

Decisions with respect to prior year performance, performance for other relevant periods and any resulting award payouts, as well as annual equity awards, base salary increases and target performance levels for the current year and beyond, are also typically made at this meeting. Generally, any increases in base salary approved at this meeting are made effective in the next pay period. Further, any equity awards recommended by the committee at this meeting are then reviewed by the board and, if approved, are dated as of the date of the board meeting held the following day. As such, the committee does not time the grants of options or any other equity incentives to the release of material non-public information.

The exceptions to this timing are awards to executives who are promoted or hired from outside Diebold during the year. These executives may receive salary increases or equity awards effective or dated, as applicable, as of the date of their promotion or hire.

21.12.2.6	Determination of CEO Compensation

At the February Committee meeting, in executive session without management present, the committee reviews and evaluates CEO performance, and determines achievement level, for the prior fiscal year. The committee also reviews competitive compensation data. The committee presents pay recommendations for the CEO to the independent members of the board. During executive session, the board conducts its own review and evaluation of the CEO’s performance taking into consideration the recommendations of the committee.

21.12.3	2014 Compensation Elements

21.12.3.1	Base Salary

Base salaries are designed to recognize and reward the skill, competency, experience and performance an executive brings to his or her position. Salary changes result primarily from a comparison against competitive market data, individual and company performance, internal equity considerations, promotions, and the executive’s specific responsibilities. The committee reviews salaries for our executive officers annually.

For 2014, the committee reviewed competitive market data and individual performance assessments for the NEOs and approved the following base salary changes:

Name	2013 Salary	2014 Salary	Increase %
Andreas W. Mattes	$775,000	$852,500	10%
Christopher A. Chapman	$263,000	$330,000	25	%(1)
George S. Mayes, Jr. (2)	$500,000	$550,000	10%
Stefan E. Merz	$325,000	$325,000	0	%(3)
Sheila M. Rutt	$307,980	$338,778	10%

(1)	Represents an increase to $280,000 effective March 1, 2014 in recognition of Mr. Chapman’s duties as principal financial officer, and an increase to $330,000 effective June 18, 2014 to reflect his promotion to Senior Vice President and Chief Financial Officer.
(2)	Mr. Mayes, as a result of the elimination of the position of Chief Operating Officer, left Diebold effective July 24, 2015 (see “21.14 Recent Developments”).
(3)	Mr. Merz was hired on August 1, 2013 and did not receive an increase in 2014.

21.12.3.2	Annual Cash Bonus Plan

Our NEOs are eligible to earn cash incentive awards under our Annual Cash Bonus Plan, approved by shareholders in 2010, and which renewal was approved by shareholders at the 2015 annual shareholder meeting. Payout under the Annual Cash Bonus Plan for our NEOs depends on corporate and individual performance against pre-determined performance objectives approved by the committee at the beginning of the fiscal year.

Target opportunities: Individual NEO targets (as a percent of base salary) are approved by the committee at the beginning of the fiscal year. Actual cash bonuses may range from 0 percent to 200 percent of target (generally 40 percent of target is earned at threshold performance, 100 percent of target is earned as target performance, and 200 percent of target is earned at maximum performance). For 2014, based on a thorough review and comparison against competitive market data, the committee approved the following targets:

Name	Target Incentive (% of Salary)		Target Incentive ($)		% of Target Total Comp Opportunity
Andreas W. Mattes	120%		$1,023,000		19%
Christopher A. Chapman	100	%(1)	$330,000	(1)	29%
George S. Mayes, Jr. (2)	85%		$467,500		20%
Stefan E. Merz	75%		$243,750		27%
Sheila M. Rutt	60%		$203,267		23%

(1)	The Committee approved an increase to 60 percent effective March 1, 2014 to reflect Mr. Chapman’s duties as principal financial officer, and an increase to 100 percent effective June 18, 2014 to reflect his promotion to Senior Vice President and Chief Financial Officer. The actual payout under the Annual Cash Bonus Plan is based on base salary and target incentive at year end.
(2)	Mr. Mayes, as a result of the elimination of the position of Chief Operating Officer, left Diebold effective July 24, 2015 (see “21.14 Recent Developments”).

Financial performance metrics: For 2014, to support the first full year of our multi-year business transformation related to Diebold 2.0, the committee approved Corporate OP and FCF as the financial performance metrics for each NEO. The committee also approved a minimum performance level requirement for OP, below which no bonuses will be paid, regardless of the performance level attained for FCF or individual key initiatives (see—Long-Term Incentives).

Performance Measure (1)	Organizational Level	Weighting	Threshold (1)	Target (1)	Maximum (1)	Actual Achieved	Payout as % of Target
OP (2)	Corporate	50%	$145	$170	$196	$182	148%
FCF	Corporate	30%	$91	$107	$123	$125	200%
Key Initiatives (3)	Individual	20%	varies	varies	varies	varies	varies

(1)	Payment opportunities are extrapolated between threshold, target, and maximum performance—0 percent payout below threshold; 40 percent payout at threshold; 100 percent payout at target; and 200 percent payout at maximum. Dollars are shown in millions.
(2)	A minimum-required performance level of $135 million for OP was approved by the committee. If 2014 performance falls below this level, then no bonuses are paid, regardless of 2014 FCF or key initiative performance levels.
(3)	Disclosing the qualitative and quantitative performance measures for key initiatives, which we do not otherwise disclose publicly, would cause us competitive harm by potentially disrupting our customer relationships and providing competitors with insight to our specific strategy. We establish threshold, target, and maximum performance levels that are difficult to achieve, but reasonable based on a thorough review of the external economic environment and our internal business transformation strategy.

Key initiative performance metrics: For 2014, the committee approved certain key initiatives for each NEO. These key initiatives are intended to drive strategic and operating results. Similar to the committee’s assessment of financial performance, the committee’s assessment of key initiative performance generally excludes non-recurring/extraordinary items.

Name	Key Initiatives
Andreas W. Mattes	• Execute business transformation strategy related to Diebold 2.0 • Achieve growth strategy / results • Investment community relations • Critical leadership team review
Christopher A. Chapman	• Business process outsourcing (“BPO”) • Treasury debt refinancing / restructuring • Cost savings initiatives (current and future) • Investment community relations
George S. Mayes, Jr.	• Execute business transformation strategy related to Diebold 2.0 • New platform launch • Successful BPO and IT blueprint rollout • Prepare future growth and ensure proof of concept
Stefan E. Merz

•       Execute business transformation strategy related to Diebold 2.0

•       Transformation Management Office and cost savings

•       Strategic mergers and acquisitions with successful integrations

•       Sales excellence

Sheila M. Rutt	• Leadership team review • Leadership goal alignment • Human Resources (“HR”), tower of the BPO • Systemic workforce planning • HR process upgrade

2014 actual bonuses earned: Based on the previous table showing the approved performance achievement levels and the percentage of target earned, the table below summarizes earned dollar amounts by NEO:

Name	2014 Actual Bonus (1)	2014 Target Bonus	Actual as % of Target
Andreas W. Mattes	$1,779,509	$1,023,000	174%
Christopher A. Chapman	$574,035	$330,000	174%
George S. Mayes, Jr. (2)	$813,216	$467,500	174%
Stefan E. Merz	$424,003	$243,750	174%
Sheila M. Rutt	$353,583	$203,267	174%

(1)	Assumes maximum payout on key initiatives.
(2)	Mr. Mayes, as a result of the elimination of the position of Chief Operating Officer, left Diebold effective July 24, 2015 (see “21.14 Recent Developments”).

21.12.3.3	Long-Term Incentives

We believe in a balanced approach to LTI compensation. Our annual LTI grants to NEOs include a mix of performance shares, stock options, and RSUs, as discussed above in “21.12.1.5 2014 NEO Compensation Highlights—Target Compensation Structure.” In this balanced approach, the committee strikes a balance of awards based on the full value of our shares, awards tied solely to stock price appreciation, and awards tied to performance metrics, including stock price growth. This approach aligns our LTI compensation with market practice, mitigates risk and enhances alignment of our executives with our shareholders. For illustration of the impact of termination, death, disability and change in control on these various awards, see the “21.12.4.4 Change-in-Control Protection” below. These awards are also subject to our other compensation policies generally, such as our Clawback Policy, each as discussed in “21.12.5 Other Compensation Policies” below.

To determine annual grant levels for the NEOs, the committee subjectively considers individual performance, potential future contributions to our business, internal equity, and competitive market values between the 50th and 75th percentiles of our peer group, in addition to management’s recommendations. The committee approves long-term incentive grants at the regular February Committee meeting, and actual grants are generally made effective on the day of the February Board Meeting. For 2014, the long-term incentive grants included the following components:

Regular performance shares: These awards are earned based on a three-year performance period that measures our TSR ranking relative to our peer group and the S&P 400 Midcap Index, each weighted equally. The number of shares earned at the completion of the performance period may range from 0 percent to 200 percent of target, based on our relative ranking against the two groups. This performance-based portion of our long-term compensation program meets three key objectives of our compensation strategy: (1) to focus on performance metrics that drive shareholder value, (2) to achieve “top tier” performance, and (3) to require a minimum performance level before incentive compensation is earned. The minimum performance requirement is 35th percentile, at which 25 percent of target may be earned against each of the peer group and S&P 400 grouping. The maximum performance requirement is 80th percentile, at or above which 200 percent of target may be earned. No dividends are paid until shares are earned.

For the performance shares covering the 2012-2014 performance period, no payout was earned because Diebold’s 2012-2014 TSR ranked at the 25th percentile versus the S&P 400 Midcaps and the 33rd percentile versus our peer group, falling below the minimum threshold performance requirement of 35 percent.

Stock options: Provide value based solely on stock price appreciation. Grants of stock options have a ten-year term and vest ratably over a three-year period. The exercise price is based on the closing price of our common shares on the grant date and is valued using the Black-Scholes stock option valuation method.

RSUs : Provide a base level of retention value in our executive compensation program, and incentive for building shareholder value. RSUs provide additional value if our stock price appreciates. RSU grants cliff vest at the end of three years to enhance retention following the grant date. Dividend equivalents are paid on time-based RSU awards.

2014 Grants. The committee performed a thorough review of competitive market data, individual and company performance, and management’s recommendations. Based on the review and the committee’s objective to deliver 50th percentile total compensation opportunity relative to our peer group, and consistent with the committee’s philosophy with respect to LTI pay mix, as discussed above in “21.12.1.5 2014 NEO Compensation Highlights—Target Compensation Structure,” the committee approved the following equity grants to NEOs in 2014:

Name	Stock Options	Performance-Based LTI Shares	RSUs
Andreas W. Mattes	154,766	26,181	20,166
Christopher A. Chapman	10,166	3,312	1,325
George S. Mayes, Jr. (1)	62,405	20,328	8,131
Stefan E. Merz	14,750	4,805	1,922
Sheila M. Rutt	15,376	5,009	2,003

(1)	Mr. Mayes, as a result of the elimination of the position of Chief Operating Officer, left Diebold effective July 24, 2015 (see “21.14 Recent Developments”).

21.12.3.4	Long-Term Incentives—Special Performance-Based Transformation Grant

The Committee in consultation with the board determined in early 2014 that certain members of our leadership team should receive a special equity grant to incentivize and retain them through the execution of the multi-year business transformation strategy related to Diebold 2.0. Therefore, the committee approved a special one-time performance-based transformation grant (the “Transformation Grant”) that could be potentially earned over a three-year period (in annual increments) as the Diebold 2.0 transformational strategy progresses. For NEOs other than our CEO, one-third of the grant may be paid out for each of 2014, 2015, and 2016 if pre-approved performance metrics are achieved. Our CEO’s Transformation Grant was awarded in two separate grants, one in 2014 and one in 2015, in accordance with share limits under the 1991 Plan. The CEO’s 2014 Transformation Grant may be paid if the 2014 metrics are achieved, and half of the 2015 grant may pay out for each of 2015 and 2016 if the pre-approved performance metrics are achieved. Payouts of this special performance-based Transformation Grant for 2014 are noted in “21.12.1.6 2014 NEO Compensation Highlights—Actual Earned Compensation” above.

Key features of the special performance-based Transformation Grant include:

Feature	Description
Performance periods and Metrics	Year 1: 2014 EPS (for actual results see “21.12.1.6 2014 NEO Compensation Highlights—Actual Earned Compensation” above) Year 2: 2015 EPS (1) Year 3: 2016 FCF (1)

Payout opportunity

Below minimum: No payout

Minimum: 90 percent of target

Maximum: 110 percent of target

Payout opportunity for financial performance between 90 percent and 110 percent of the target goal is interpolated on a straight-line basis

Target opportunity (2)	Andreas W. Mattes Christopher A. Chapman George S. Mayes, Jr. (4) Stefan E. Merz Sheila M. Rutt	400 percent of salary (3) 80 percent of salary 250 percent of salary 100 percent of salary 100 percent of salary

(1)	Disclosing the qualitative performance metric targets for years 2015 and 2016 of the Transformation Grant, which we do not otherwise disclose publicly, would cause us competitive harm by potentially disrupting our customer relationships and providing competitors with insight to our specific strategy. We establish threshold, target, and maximum performance levels that are difficult to achieve, but reasonable based on a thorough review of the external economic environment and our internal business transformation strategy.
(2)	Represents the NEO’s LTI target percentage of salary effective January 15, 2014.
(3)	Due to certain annual limits under the 1991 Plan, Mr. Mattes’ Transformation Grant was provided in two separate grants, with the first grant in 2014 covering the 2014 performance period (31,341 shares at target), and the second grant in 2015 covering the 2015 and 2016 performance period (62,684 shares at target).
(4)	Mr. Mayes, as a result of the elimination of the position of Chief Operating Officer, left Diebold effective July 24, 2015 (see “21.14 Recent Developments”).

21.12.3.5	Compensation Decisions For 2015

To ensure the compensation structure supported the business transformation strategy related to Diebold 2.0, the committee performed a thorough review of incentive plan alignment and unvested equity. Based on this review, the committee determined that certain design changes to the LTI structure were needed to retain critical executives and recruit strong leaders to fill important strategic roles. The design changes included, but are not limited to:

•	Revising the metrics for the performance-based LTI share plan to three-year non-GAAP cumulative EBITDA and our relative TSR performance compared against the S&P 400; and

•	Refining the peer groups used to measure TSR performance (TSR portion is capped at 125 percent if the three-year TSR result is negative, regardless of ranking).

In February, 2015, the committee approved the following 2015 NEO target compensation structure:

Name	Salary	Target Annual Cash Bonus Incentive (% of Salary)	Target LTI (% of Salary)
Andreas W. Mattes	$937,500	140%	400%
Christopher A. Chapman	$450,000	100%	175%
Stefan E. Merz	$400,000	80%	100%
Sheila M. Rutt	$350,000	75%	100%

21.12.4	Benefits and Perquisites

We provide executives with medical, dental, long-term disability, and life insurance under the same programs used to provide benefits to all U.S.-based associates. Our executives may buy additional life insurance coverage at their own expense. The maximum life insurance coverage that may be purchased by an executive is $1.5 million. Our executives’ personal benefits are not tied to individual or company performance and changes to these benefits reflect the changes to the benefits of all U.S.-based associates.

21.12.4.1	Deferred Compensation

Our executives, including the NEOs may elect to defer receipt of compensation from the Annual Cash Bonus Plan and performance-based shares pursuant to our Deferred Incentive Compensation Plan No. 2 (as discussed below under “21.13.5 Non-Qualified Deferred Compensation Plans”). Current investment choices under the plan for cash deferrals (cash bonuses and dividends on deferred performance shares) mirror those in our 401(k) plan, except it does not include Diebold Common Shares. Our deferred compensation plan does not provide participants with additional pay, but merely provides a tax deferred investment vehicle. Moreover, we do not guarantee any specific rate of return and do not contribute to the return that may be earned.

21.12.4.2	Retirement

We maintain qualified and non-qualified retirement programs. Our executives, including the NEOs, participate in our qualified defined benefit (pension) and defined contribution (401(k)) plans on the same terms as all U.S.-based associates. In 2013, we amended the pension plan to cease future benefit accruals for all participants after December 31, 2013.

We also have four non-qualified supplemental retirement plans: (1) the Pension Supplemental Executive Retirement Plan (“Pension SERP”), (2) the Pension Restoration Supplemental Executive Retirement Plan (“Pension Restoration SERP”), (3) the 401(k) Restoration Supplemental Executive Retirement Plan (“401(k) Restoration SERP”) and (4) the 401(k) Supplemental Executive Retirement Plan (“401(k) SERP”). These plans are described in detail below under “21.13 Executive Compensation—2014 Pension and Retirement Benefits.” Participation in the 401(k) Restoration SERP is based on the annual IRS compensation limits. Participation in the other plans is limited to executive officers in positions that help develop, implement and modify our long-term strategic plan, as nominated by the CEO and approved by the committee; however, we closed the Pension SERP, Pension Restoration SERP and 401(k) SERP to any new participants effective December 31, 2013 and also amended these Plans to cease future benefit accruals after December 31, 2013. In addition, we provided immediate vesting under our 401(k) SERP for all active participants effective as of December 31, 2013.

The participation status of our NEO’s in the SERPs is summarized below:

Named Executive Officer	401(k) SERP	401(k) Restoration SERP	Pension SERP	Pension Restoration SERP
Andreas W. Mattes		X
Christopher A. Chapman				X
George S. Mayes, Jr. (1)	X	X
Stefan E. Merz		X
Sheila M. Rutt		X	X	X

(1)	Mr. Mayes, as a result of the elimination of the position of Chief Operating Officer, left Diebold effective July 24, 2015 (see “21.14 Recent Developments”).

21.12.4.3	Perquisites

We provide our executives with limited perquisites. The committee believes that these benefits are set at a reasonable level, are highly valued by recipients, have limited cost to Diebold, are part of a competitive reward system, and help in attracting and retaining top management talent. Perquisites received by executives include the following, the values of which differ based on an executive’s reporting level:

•	A local country club membership is maintained by Diebold for business purposes. Access to this membership is generally available on an individual basis only to our CEO, Mr. Mattes, as it is believed Diebold will benefit from the business development and networking opportunities provided to Mr. Mattes by this corporate club membership;

•	Reimbursement for financial planning services up to $12,000 for Mr. Mattes, up to $10,000 for Mr. Chapman, Mr. Mayes, and Ms. Rutt, and up to $7,500 for Mr. Merz; and

•	A complete annual physical exam (assessment of overall health, screening and risk reviews for chronic diseases, exercise and dietary analysis, and other specialty consultations), which helps protect in small measure the investment we make in these key individuals.

•	The Committee periodically reviews our practices in this area and makes any necessary adjustments based on market trends and the cost to provide these benefits.

21.12.4.4	Change-in-Control Protection

We maintain change-in-control agreements for our executive officers, including the NEOs (except for Mr. Mattes, whose change-in-control protection is included in his employment agreement, discussed in more detail under “21.12.4.6 Employment Agreements” below), that provide our executives with the potential for continued employment (or benefits) for three years following a change-in-control. As a result, these agreements help retain these executives and provide for management continuity in the event of an actual or threatened change-in-control of Diebold. They also help ensure that our executives’ interests remain aligned with shareholders’ interests during a time when their continued employment may be in jeopardy. Finally, they provide some level of income continuity should an executive’s employment be terminated without cause in connection with a change-in-control.

The agreements provide:

•	Severance of two times base salary for agreements entered into before 2011. Severance of two times base salary and target bonus for agreements entered after 2011;

•	One year of continued participation in our employee retirement income, health and welfare benefit plans, including perquisites; and

•	One year of additional service for determining the executives’ non-qualified retirement benefits in the 401(k) Restoration SERP, to the extent applicable.

Change-in-control benefits are only paid upon the occurrence of two events. First, there must be a “change-in-control” of Diebold, as defined in the agreements. Second, an executive must be terminated without cause or he or she must terminate his or her own employment for good cause, as described in the agreements. In this manner, benefits are only paid to executives if they are adversely affected by a change-in-control, consistent with the agreements’ objectives.

The Committee periodically reviews our policy with respect to these change-in-control agreements, and engages its independent compensation consultant to provide a competitive analysis of our practices. The committee has determined that this type of agreement is still a valued component of overall compensation for purposes of attracting and retaining quality executive officers and, as such, the committee approved the continued award of these agreements to new executives.

Aon Hewitt’s market review of our change-in-control benefits in late 2011 reflected that defining “pay” in a change-in-control setting to include only base salary was below market. Therefore, the committee determined, beginning in 2012, that any new change-in-control agreements provided to executives would define “pay” to include base salary and target bonus.

In addition, the agreements in place prior to 2012 provide a tax gross-up for any excise tax imposed under Section 280G of the Internal Revenue Code (“IRC”) covering severance amounts payable under any other agreement, plan or arrangement. However, the committee decided that, beginning in 2012, any new change-in-control agreements will no longer provide a tax gross-up feature for any excise tax imposed under Section 280G of the IRC. The change-in-control provisions in Mr. Mattes’ employment agreement reflect these new compensation policies.

The Committee does not account for the value of these agreements when making other compensation decisions.

On July 24, 2015, Diebold entered into change-in-control agreements with named executive officers Christopher A. Chapman, Stefan E. Merz and Sheila M. Rutt. These change-in-control agreements replace the prior agreements with Mr. Chapman and Ms. Rutt and provide change-in-control benefits consistent with customary governance and compensation practices, including the elimination of the excise tax gross-up provisions. For more information on the revised terms of the change-in-control agreements, see “21.14 Recent Developments.”

21.12.4.5	Severance Protection

Our Senior Leadership Severance Plan (“Severance Plan”) provides coverage to executives that are involuntarily terminated other than for cause or upon certain constructive terminations, in each case separate from a change-in-control. These benefits also provide a consistent approach to ensuring reinforcement of an executive’s confidentiality, non-competition and non-solicitation obligations. Our Senior Leadership Severance Plan provides for the following:

•	Severance of two times salary and target bonus for the CEO, and one and a half times salary and target bonus for the other NEOs, as well as a pro-rated bonus payment in the year of termination, based on actual performance;

•	Two years of continued participation in our employee health and welfare benefit plans for our CEO, and one and one-half years of continued participation for the other NEOs (excluding perquisites and any qualified or non-qualified pension or 401(k) plans);

•	Vesting of all outstanding unvested options, which shall remain exercisable for three months;

•	Pro-rata vesting of all outstanding restricted stock, RSUs and performance shares (to the extent such performance awards are earned); and

•	Professional outplacement services for a limited time period.

Effective July 24, 2015, Diebold amended and restated its Senior Leadership Severance Plan, or, as amended and restated, the Severance Plan. For more information on the revised terms of the Severance Plan, see “21.14 Recent Developments.”

21.12.4.6	Employment Agreements

Historically, in order to attract high-quality candidates we have entered into formal employment agreements with our President and CEO, and when those positions have been held by separate individuals, with both our President and our CEO. Accordingly, in June 2013, we entered into an employment agreement with Mr. Mattes (for a summary of this agreement, see the discussion in “—Mattes Employment Agreement” following the “21.13 Executive Compensation—2014 Grants of Plan-Based Awards Table” below). No other NEO has an employment agreement other than the change-in-control agreements.

21.12.5	Other Compensation Policies

21.12.5.1	Clawback Policy

In addition to any other rights or remedies legally available to us, all of our equity plans include provisions that allow us to cancel awards or “claw back” any shares received pursuant to awards or the exercise of stock options for certain specified conduct that is deemed detrimental to Diebold. To the extent that an executive has already received value for such awards, these provisions also allow us to seek reimbursement of such value directly from the executive or through the garnishment of salary or cash bonus. Examples of such detrimental conduct include:

•	Engaging, directly or indirectly, in any activity in competition with us, in any product, service or business activity for which the executive had any direct responsibility or direct involvement during the two previous years.

•	Soliciting one of our employees to terminate his or her employment with us.

•	Unauthorized disclosure of confidential, proprietary or trade secret information obtained during employment with us.

•	Failure to promptly disclose and assign any interest in any invention or idea conceived during the executive’s employment and related to any of our actual or anticipated business, research or development work.

•	Any activity that results in a termination for cause, including gross neglect and any act of dishonesty constituting a felony.

In addition, the committee has implemented a separate and independent Clawback Policy, effective August 2, 2012, which provides an additional avenue to recover excessive performance-based incentive compensation paid during a three-year look-back period in the event of willful act of misconduct resulting in an obligation on Diebold to prepare a financial accounting restatement due to a material noncompliance with any reporting requirement under the U.S. federal securities laws.

21.12.5.2	Trading Policy

Under our Trading Policy, each employee, officer and director of Diebold is prohibited from buying or selling our securities when he or she is aware of material, non-public information about Diebold, or information about other public companies which he or she learns as our employee or director. These individuals are also prohibited from providing such information to others. In addition, this policy prohibits employees, officers and directors from pledging Diebold stock, engaging in short sales of Diebold stock, and from buying or selling any derivative securities related to Diebold stock.

21.12.5.3	Company-Imposed Black-Out Periods

As noted above, if an executive is in possession of material non-public information, he or she is prohibited from trading in our stock. Apart from these trading restrictions, we also impose routine black-out periods that prohibit executives, including the NEOs, from trading during the period that begins two weeks prior to the end of each quarter and extends through the first business day following our next scheduled quarterly earnings release. These self-imposed black-out periods are an example of good corporate governance and help to protect both us and the individual from allegations of insider trading violations.

However, our black-out policy was not intended to penalize employees for this type of positive corporate behavior, and in the past the committee has approved a cash distribution to employees, including NEOs, who were barred from exercising stock options prior to their expiration due to extended company-imposed black-out periods. No such exceptions were made during 2014.

21.12.5.4	Stock Ownership Guidelines

The Committee believes that stock ownership guidelines reinforce executive and shareholder alignment. Our executive stock ownership guidelines are:

•	CEO: 5x salary

•	CFO, COO and Section 16 Officers: 3x salary

•	Other CEO direct reports: 1.5x salary

The Committee monitors progress towards achievement for the stated guidelines annually. In determining an executive’s stock holdings, we count the shares beneficially owned, including the after-tax value of RSUs, shares deferred pursuant to our deferred compensation program, and shares owned through our 401(k) savings plan. Outstanding stock options and unearned performance shares do not count towards the executives’ stock ownership guidelines.

21.12.5.5	Limitations on Deductibility of Compensation

Section 162(m) of the Internal Revenue Code generally limits the deductibility of executive compensation paid by publicly-held corporations to $1 million per year for the CEO and the next three most highly compensated executive officers, excluding the CFO. The $1 million limitation does not apply to compensation that qualifies as performance-based. We consider the tax and accounting impact of all compensation, and our annual and long-term incentive plans have been designed so that awards granted under such plans may be able to qualify as performance-based compensation. To the extent possible and consistent with the goals and philosophy of compensation stated throughout, the committee endeavors to limit the impact of Section 162(m) of the Code. The committee also believes that the tax deduction is only one of several relevant considerations in setting compensation and that the tax deduction limitation should not be permitted to compromise Diebold’s ability to design and maintain executive compensation arrangements that will attract and retain the executive talent to compete successfully. Accordingly, achieving the desired flexibility in the design and delivery of compensation may result in compensation that in certain cases is not deductible for federal income tax purposes.

21.13	Executive Compensation

The table below summarizes the total compensation earned by each of our NEOs for the fiscal years ended December 31, 2014, 2013 and 2012, as applicable. The amounts shown include compensation for services in all capacities that were provided to us.

2014 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus (1) ($)	Stock Awards (2) ($)	Option Awards (3) ($)	Non-Equity Incentive Plan Compensa- tion (4) ($)	Change in Pension Value and Non- qualified Deferred Compensa- tion Earnings (5) ($)	All Other Compensa- tion (6) ($)	Total ($)
Andreas W. Mattes	2014	836,106	—	2,900,655	1,044,825	1,779,509	—	206,842	6,767,937
President and Chief Executive Officer	2013	408,365	370,980	2,104,265	813,747	529,973	—	95,732	4,323,062
	2012	—	—	—	—	—	—	—	—

Christopher A. Chapman	2014	301,019	—	410,137	68,631	574,035	135,094	25,343	1,514,259
Senior Vice President, Chief Financial Officer	2013	239,238	—	190,651	57,095	184,100	—	20,366	691,450
	2012	—	—	—	—	—	—	—	—

George S. Mayes, Jr. (7)	2014	539,423	—	2,472,994	421,296	813,216	—	195,922	4,442,851
Executive Vice President and Chief Operating Officer	2013	468,674	—	722,114	336,051	525,000	—	193,797	2,245,636
	2012	360,797	—	488,880	264,500	149,093	—	175,522	1,438,792

Stefan E. Merz	2014	325,000	—	616,051	99,577	424,003	—	36,935	1,501,566
Senior Vice President, Strategic Projects	2013	—	—	—	—	—	—	—	—
	2012	—	—	—	—	—	—	—	—

Sheila M. Rutt	2014	332,263	—	609,310	103,803	353,583	241,343	44,489	1,684,791
Vice President and Chief Human Resources Officer	2013	—	—	—	—	—	—	—	—
	2012	—	—	—	—	—	—	—	—

(1)	As disclosed, this column represents that portion of Mr. Mattes’ annual cash bonus in 2013 that did not qualify for inclusion in the “Non-Equity Incentive Plan Compensation” column above.
(2)

This column represents the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, for performance-based LTI shares, the Transformation Grant, and RSUs awarded to the NEOs in 2014. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For the performance-based LTI shares, such amounts are calculated based on the probable outcome of the relevant performance conditions as of the grant date using a Monte Carlo simulation model. For the Transformation Grant, such amounts are calculated based on the probable outcome of the relevant performance conditions as of the grant date, as detailed in Footnote 5 to the “2014 Grants of Plan-Based Awards Table” below. For more information regarding 2014 awards, including the assumptions used in calculating the fair value of performance shares, see the “2014 Grants of Plan-Based

Awards Table” below. The maximum number of performance-based LTI shares that may be earned is also reflected below under the “2014 Grants of Plan-Based Awards Table,” the grant date fair value of which would be: for Mr. Mattes; $2,219,625; for Mr. Chapman, $280,791; for Mr. Mayes, $1,723,408; for Mr. Merz, $407,368; and for Ms. Rutt, $424,663. The maximum number of Transformation Grant shares that may be earned is also reflected below under the “2014 Grants of Plan-Based Awards Table,” the aggregate grant date fair value of which would be: for Mr. Mattes, $1,212,834; for Mr. Chapman, $246,971; for Mr. Mayes, $1,467,157; for Mr. Merz, $381,446; and for Ms. Rutt, $361,478. The specific terms of the performance-based LTI shares, the Transformation Grant, and RSUs are discussed in more detail in “21.12 Compensation Discussion and Analysis” above. These maximum amounts reflect the grant date fair value for these awards, and do not necessarily correspond to the actual value that will be realized by the NEOs.
(3)	This column represents the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, for options awarded to the NEOs in 2014. For more information regarding 2014 grants, see the “2014 Grants of Plan-Based Awards Table” below. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the fair value of these stock options can be found under Note 4 to the Consolidated Financial Statements for the year ended December 31, 2014, which are incorporated by reference herein. The specific terms of the stock options are discussed in more detail above under “21.12 Compensation Discussion and Analysis.” These amounts reflect the grant date fair value for these awards, and do not necessarily correspond to the actual value that will be realized by the NEOs.
(4)	This column reflects amounts earned by the NEOs under our Annual Cash Bonus Plan for the 2014 fiscal year, but that were not actually paid out until February 2015.
(5)	These amounts shown are the difference (to the extent positive) between the actuarial present value of pension benefits as of December 31, 2014 based on a 4.21 percent discount rate and the RP-2014 Mortality Table for non-annuitants without collar adjustment with MP-2014 fully generational mortality improvement projection and the actuarial present value of pension benefits as of December 31, 2013 based on a 5.09 percent discount rate and the RP-2000 Combined Healthy Mortality Table with mortality improvement to December 31, 2013 based on Scale AA. Further, the values were determined assuming the probability is nil that the NEO will terminate, retire, die or become disabled before their normal retirement date. There was no above-market or preferential interest earned by any NEO in 2014 on non-qualified deferred compensation. The increases in pension values shown above are attributable to the decrease in the discount rate from December 31, 2013 to December 31, 2014 and to the change in mortality assumption to better reflect current and future mortality improvements.
(6)	For 2014, the amounts reported for “All Other Compensation” consist of amounts provided to the NEOs as outlined in the table below, with respect to: (a) for Mr. Mattes, housing allowances and expenses in connection with his relocation to Ohio, (b) amounts contributed for the executive by us under our 401(k) plan and any non-qualified defined contribution plan, including taxes attributable to such non-qualified defined contribution plan, for which the executive is a participant, (c) financial planning services/tax assistance, (d) dividend equivalents paid on unvested RSUs, and (e) other. For NEOs, as applicable, the amount in column (e) reflects expenses related to Diebold’s sales awards recognition program (Mr. Mattes, $8,891; Mr. Chapman, $6,272; Mr. Mayes, $6,272; and Mr. Merz, $6,377), as well as life insurance benefits (Mr. Mattes, $1,620; Mr. Chapman $623; Mr. Mayes, $1,205; Mr. Merz, $790, and Ms. Rutt, $743), and the approximate value of an annual physical exam provided to our executives (Mr. Mattes, $3,475; Mr. Merz, $3,896, and Ms. Rutt, $1,513).
(7)	Mr. Mayes, as a result of the elimination of the position of Chief Operating Officer, left Diebold effective July 24, 2015 (see “21.14 Recent Developments”).

	All Other Compensation
Named Executive Officer	(a)	(b)	(c)	(d)	(e)
Andreas W. Mattes	76,945	60,938	12,000	42,974	13,986
Christopher A. Chapman	—	9,360	—	9,087	6,895
George S. Mayes, Jr. (1)	—	149,527	10,000	28,918	7,447
Stefan E. Merz	—	17,912	—	7,960	11,063
Sheila M. Rutt	—	19,723	7,616	14,895	2,256

(1)	Mr. Mayes, as a result of the elimination of the position of Chief Operating Officer, left Diebold effective July 24, 2015 (see “21.14 Recent Developments”).

2014 Grants of Plan-Based Awards Table

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (3) (#)	All Other Option Awards: Number of Securities Underlying Options (4) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (5) ($)
		Thresh. ($)	Target ($)	Max. ($)	Thresh. (#)	Max. (#)	Target (#)
Andreas W. Mattes (6)	1/15/14	—	—	—	28,207	31,341	34,476	—	—	—	1,102,576
	2/11/14	—	—	—	—	—	—	—	154,766	34.13	1,044,825
	2/11/14	—	—	—	—	—	—	20,166	—	—	688,266
	2/11/14	—	—	—	6,546	26,181	52,362	—	—	—	1,109,813
	2/11/14	491,040	1,023,000	2,046,000	—	—	—	—	—	—	—

Christopher A. Chapman	1/15/14	—	—	—	5,744	6,382	7,021	—	—	—	224,519
	2/11/14	—	—	—	—	—	—	—	10,166	34.13	68,631
	2/11/14	—	—	—	—	—	—	1,325	—	—	45,222
	2/11/14	—	—	—	828	3,312	6,624	—	—	—	140,396
	2/11/14	132,000	330,000	660,000	—	—	—	—	—	—	—

George S. Mayes, Jr. (7)	1/15/14	—	—	—	34,122	37,913	41,705	—	—	—	1,333,779
	2/11/14	—	—	—	—	—	—	—	62,405	34.13	421,296
	2/11/14	—	—	—	—	—	—	8,131	—	—	277,511
	2/11/14	—	—	—	5,082	20,328	40,656	—	—	—	861,704
	2/11/14	187,000	467,500	935,000	—	—	—	—	—	—	—

Stefan E. Merz	1/15/14	—	—	—	8,872	9,857	10,843	—	—	—	346,769
	2/11/14	—	—	—	—	—	—	—	14,750	34.13	99,577
	2/11/14	—	—	—	—	—	—	1,922	—	—	65,598
	2/11/14	—	—	—	1,202	4,805	9,610	—	—	—	203,684
	2/11/14	113,750	243,750	487,500	—	—	—	—	—	—	—

Sheila M. Rutt	1/15/14	—	—	—	8,407	9,341	10,276	—	—	—	328,616
	2/11/14	—	—	—	—	—	—	—	15,376	34.13	103,803
	2/11/14	—	—	—	—	—	—	2,003	—	—	68,362
	2/11/14	—	—	—	1,253	5,009	10,018	—	—	—	212,332
	2/11/14	81,304	203,267	406,534	—	—	—	—	—	—	—

(1)	These columns present information about the potential payout under our Annual Cash Bonus Plan for fiscal year 2014. The actual amount paid in February 2015 is reflected above in the “2014 Summary Compensation Table” under the “Non-Equity Incentive Plan Compensation” column. For a more detailed description of the related performance measures for our Annual Cash Bonus Plan, see above under “21.12 Compensation Discussion and Analysis.”
(2)	These columns present information about performance-based LTI shares awarded during 2014 pursuant to the 1991 Plan (shown with the February 11, 2014 grant date) as well as the Transformation Grant (shown with the January 15, 2014 grant date). For each respective grant type, specific performance measures will be calculated over the three-year period beginning on January 1, 2014 and ending on December 31, 2016, except with respect to the Transformation Grant for Mr. Mattes which is calculated over the 2014 performance period. No amount is payable unless the threshold performance is met. For performance-based LTI shares granted, the maximum award amount of 200 percent of the target amount, will be earned only if we achieve maximum performance pursuant to that grant’s specific performance measures. For the Transformation Grant, the maximum award amount of 110 percent of the target amount, will be earned only if we achieve maximum performance pursuant to that grant’s specific performance measures. For a more detailed description of the performance-based LTI shares, the Transformation Grant, and the related performance measures, see above under “21.12 Compensation Discussion and Analysis.”
(3)	This column presents information about RSUs awarded during 2014 pursuant to the 1991 Plan. For a more detailed description of the RSUs, see above under “21.12 Compensation Discussion and Analysis.”
(4)	All stock option grants were new and not granted in connection with an option re-pricing transaction, and the terms of the stock options were not materially modified in 2014. For a more detailed description of the stock options, see above under “21.12 Compensation Discussion and Analysis.”

(5)	For the performance-based LTI shares, the fair value of $42.39 per share as of the grant date was calculated using a Monte Carlo simulation model, and such values reflect the total amount that we would expect to expense in our financial statements over the awards’ three-year performance period, based on the probable outcome of the performance conditions, excluding the effect of estimated forfeitures, in accordance with FASB ASC Topic 718. The assumptions used in calculating the fair value of the performance-based LTI shares were as follows: (a) an expected performance period of three years; (b) a risk-free interest rate of 0.4 percent, which is the interest rate for a zero-coupon U.S. government bond, with a maturity of three years; (c) volatility of 30.6 percent, calculated using the daily ending stock price for the equivalent period to the expected term prior to grant date; and (d) a dividend yield of 3.85 percent as of the grant date. For the Transformation Grant, except for Mr. Mattes, the fair value of $34.18 per share is calculated based upon the probable outcome of all three performance periods for 2014, 2015 and 2016, respectively, as follows: (a) 2014 (100 percent of the 2014 performance period plus 50 percent of the 2015 performance period, plus 33 1/3 percent of the 2016 performance period), (b) 2015 (50 percent of the 2015 performance period plus 33 1/3 of the 2016 performance period), and (c) 2016 (33 1/3 percent of the 2016 performance period), the total of such value reflects the total amount that we would expect to expense in our financial statements for the total of all three performance periods. For the Transformation Grant for Mr. Mattes, the fair value of $34.18 per share is calculated by based upon the probable outcome for the 2014 performance period at 100 percent. For RSUs, the fair value is calculated using the closing market price of the shares on the February 11, 2014 grant date of $34.13, and such value reflects the total amount that we would expect to expense in our financial statements over the awards’ three-year vesting period. For stock options, the fair value was calculated using the Black-Scholes value on the grant date of $6.75, calculated in accordance with FASB ASC Topic 718. The assumptions used in calculating the fair value of these stock options can be found under Note 3 to the Consolidated Financial Statements for the year ended December 31, 2014, which are incorporated by reference herein.
(6)	For additional information regarding the Transformation Grant awarded to Mr. Mattes on January 15, 2014, see the discussion above in the “21.12 Compensation Discussion and Analysis.”
(7)	Mr. Mayes, as a result of the elimination of the position of Chief Operating Officer, left Diebold effective July 24, 2015 (see “21.14 Recent Developments”).

Mattes Employment Agreement

In June 2013, we entered into an employment agreement with Mr. Mattes in connection with his appointment as our President and CEO. The agreement has an initial term of two years and automatically renews for one-year terms unless either party gives the other at least six months’ notice of non-renewal prior to the scheduled expiration date. Pursuant to the agreement, Mr. Mattes is entitled to receive an annual base salary of $775,000 for the first year and will be eligible for annual incentive awards as determined by Diebold in its sole discretion; provided that, for 2013, any annual incentive award for Mr. Mattes will be paid on a pro rata basis, based upon a guaranteed minimum payout of at least 100 percent of the target opportunity. Under the agreement, Mr. Mattes also received an inducement grant of $500,000 in the form of Diebold’s common shares, subject to an obligation to repay 100 percent of such shares (or equivalent value) to Diebold in the event that he voluntarily terminated his employment prior to the first year anniversary of the agreement, and repay 50 percent of such shares in the event that he voluntarily terminated his employment prior to the second anniversary of the agreement. Additionally, Mr. Mattes is eligible to participate in Diebold’s long-term equity incentive plan as determined by Diebold in its sole discretion.

Under the terms of the agreement, if Mr. Mattes is terminated without cause (as defined in the agreement) or he terminates his employment for “good reason” (as defined in the agreement and subject to Diebold’s right to cure), in either case other than in the two-year period following a “change-in-control” (as defined in the agreement), assuming he otherwise satisfies certain conditions, he will be entitled to receive, among other things, (i) a lump sum amount equal to any unpaid salary and accrued vacation pay and unreimbursed business expenses, (ii) a lump sum amount equal to two times his annual base salary and annual incentive award at target, (iii) a lump sum pro rata amount, if any, equal to the actual annual incentive that would have been payable to him based on Diebold’s actual performance against applicable goals and his personal goals/key initiatives (based on his assumed target level performance), and (iv) continuation of medical, dental, vision and Company-paid basic life insurance coverage for 24 months, and (A) any outstanding and unvested stock options will immediately vest, (B) any restrictions on unvested RSUs will immediately lapse on a pro rata basis and (C) all unearned performance-based shares and performance units will be paid out on a pro rata basis (except with respect to Transformation Grant shares as noted above in “21.12.4.4 Change-in-Control Protection”).

In addition, in connection with a change-in-control, the term of Mr. Mattes’ employment will automatically be extended to the second anniversary of the change-in-control. If, during the two-year period following a change in control, Mr. Mattes is terminated without cause or he terminates his employment for good reason, assuming he otherwise satisfies certain conditions, he will be entitled to receive, among other things, (i) a lump sum amount equal to any unpaid salary and accrued vacation pay and unreimbursed business expenses, (ii) a lump sum amount equal to two times Mr. Mattes’ annual base salary and annual incentive award at target, (iii) a lump sum pro rata amount, if any, equal to the actual annual incentive that would have been payable to him based on Diebold’s actual performance against applicable goals and his personal goals/key initiatives (based on his assumed target level performance), and (iv) continuation of medical, dental, vision and Company-paid basic life insurance coverage for 24 months, and (A) any outstanding and unvested stock options will immediately vest, (B) any restrictions on unvested RSUs will immediately lapse, and (C) all unearned performance-based shares and performance units will become non-forfeitable at 100 percent of target (except with respect to Transformation Grant shares as noted above in “21.12.4.4 Change-in-Control Protection”).

The employment agreement also provides that Mr. Mattes will not (i) compete with Diebold for a period of two years after the termination of his employment or (ii) solicit employees of Diebold for a period of three years after the termination of his employment. Mr. Mattes’ employment agreement does not provide for any tax gross-ups for any excise tax that may be imposed under Section 280G of the Internal Revenue Code.

On July 24, 2015, Diebold entered into an Amended and Restated Executive Employment Agreement with Mr. Mattes that made certain revisions to the terms of Mr. Mattes’ employment agreement, including with respect to the change-in-control definition and the cause definition that applies in the two-year period following a change-in-control, and certain other updates. For more information on the revised terms of Mr. Mattes’ employment agreement, see “21.14 Recent Developments.”

Severance Protection

Our Senior Leadership Severance Plan provides coverage to executives that are involuntarily terminated other than for cause or upon certain constructive terminations, in each case separate from a change-in-control. These benefits also provide a consistent approach to ensuring reinforcement of an executive’s confidentiality, non-competition and non-solicitation obligations. Our Senior Leadership Severance Plan provides for the following:

•	Severance of two times salary and target bonus for the CEO, and one and a half times salary and target bonus for the other NEOs, as well as a pro-rated bonus payment in the year of termination, based on actual performance;

•	Two years of continued participation in our employee health and welfare benefit plans for our CEO, and one and one-half years of continued participation for the other NEOs (excluding perquisites and any qualified or non-qualified pension or 401(k) plans);

•	Vesting of all outstanding unvested options, which shall remain exercisable for three months;

•	Pro-rata vesting of all outstanding restricted stock, RSUs and performance shares (to the extent such performance awards are earned); and

•	Professional outplacement services for a limited time period.

Effective July 24, 2015, Diebold amended and restated its Senior Leadership Severance Plan, or, as amended and restated, the Severance Plan. For more information on the revised terms of the Severance Plan, see “21.14 Recent Developments.”

Employment Agreements

Historically, in order to attract high-quality candidates we have entered into formal employment agreements with our President and CEO, and when those positions have been held by separate individuals, with both our President and our CEO. Accordingly, in June 2013, we entered into an employment agreement with Mr. Mattes (for a summary of this agreement, see the discussion in “—Mattes Employment Agreement” following the “21.13 Executive Compensation—2014 Grants of Plan-Based Awards Table” below). No other NEO has an employment agreement other than the change-in-control agreements.

Outstanding Equity Awards at 2014 Fiscal Year-End

The following table provides information relating to exercisable and unexercisable stock options as of December 31, 2014 for the NEOs. In addition, the following table provides information relating to grants of RSUs, deferred shares and performance-based awards to the NEOs that had not yet vested as of December 31, 2014. No stock appreciation rights were outstanding as of December 31, 2014.

		Option Awards (1)					Stock Awards
									Equity Incentive Plan Awards:
		Number of Securities Underlying Unexercised Options		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (2) (#)	Market Value of Shares or Units of Stock That Have Not Vested (3) ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (4) (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (4) ($)
Name	Grant Date of Award	Exercisable (#)	Unexercisable (#)
Andreas W. Mattes	6/6/2013	32,367	65,715	—	31.92	6/6/2023	—	—	—	—
	2/11/2014	—	154,766	—	34.13	2/11/2024	—	—	—	—
	6/6/2013	—	—	—	—	—	17,203	595,912	—	—
	2/11/2014	—	—	—	—	—	20,166	698,550	—	—
	6/6/2013	—	—	—	—	—	—	—	9,259	320,697
	1/15/2014	—	—	—	—	—	—	—	28,207	977,087
	2/11/2014	—	—	—	—	—	—	—	26,181	906,910

Christopher A. Chapman	2/20/2006	700	—	—	39.43	2/20/2016	—	—	—	—
	2/14/2007	1,250	—	—	47.27	2/14/2017			—	—
	2/11/2009	1,250	—	—	24.79	2/11/2019	—	—	—	—
	2/11/2010	2,500	—	—	27.88	2/11/2020	—	—	—	—
	2/10/2011	5,250	1,750	—	32.67	2/10/2021	—	—	—	—
	2/8/2012	4,750	4,750	—	34.89	2/8/2022	—	—	—	—
	2/6/2013	2,488	5,052	—	29.87	2/6/2023	—	—	—	—
	2/11/2014	—	10,166	—	34.13	2/11/2024	—	—	—	—
	2/11/2010	—	—	—	—	—	2,000	69,280	—	—
	2/8/2012	—	—	—	—	—	1,300	45,032	—	—
	2/6/2013	—	—	—	—	—	1,277	44,235	—	—
	11/4/2013	—	—	—	—	—	2,000	69,280	—	—
	2/11/2014	—	—	—	—	—	1,325	45,898	—	—
	2/8/2012	—	—	—	—	—	—	—	750	25,980
	2/6/2013	—	—	—	—	—	—	—	798	27,643
	1/15/2014	—	—	—	—	—	—	—	5,744	198,965
	2/11/2014	—	—	—	—	—	—	—	3,312	114,728

George S. Mayes, Jr. (5)	2/10/2005	3,000	—	—	55.23	2/10/2015	—	—	—	—
	2/20/2006	8,000	—	—	39.43	2/20/2016	—	—	—	—
	2/14/2007	9,500	—	—	47.27	2/14/2017	—	—	—	—
	2/11/2009	3,750	—	—	24.79	2/11/2019	—	—	—	—
	2/11/2010	7,500	—	—	27.88	2/11/2020	—	—	—	—
	2/10/2011	15,000	5,000	—	32.67	2/10/2021	—	—	—	—
	2/8/2012	12,500	12,500	—	34.89	2/8/2022	—	—	—	—
	2/6/2013	14,645	29,734	—	29.87	2/6/2023	—	—	—	—
	2/11/2014	—	62,405	—	34.13	2/11/2024	—	—	—	—
	2/11/2010	—	—	—	—	—	5,000	173,200	—	—
	2/8/2012	—	—	—	—	—	4,500	155,880	—	—
	2/6/2013	—	—	—	—	—	7,515	260,320	—	—
	2/11/2014	—	—	—	—	—	8,131	281,658	—	—
	2/8/2012	—	—	—	—	—	—	—	1,875	64,950
	2/6/2013	—	—	—	—	—	—	—	4,697	162,704
	1/15/2014	—	—	—	—	—	—	—	34,122	1,181,976
	2/11/2014	—	—	—	—	—	—	—	20,328	704,162

		Option Awards (1)					Stock Awards
									Equity Incentive Plan Awards:
		Number of Securities Underlying Unexercised Options		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (2) (#)	Market Value of Shares or Units of Stock That Have Not Vested (3) ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (4) (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (4) ($)
Name	Grant Date of Award	Exercisable (#)	Unexercisable (#)

Stefan E. Merz	2/11/2014	—	14,750	—	34.13	2/11/2024	—	—	—	—
	8/1/2013	—	—	—	—	—	5,000	173,200	—	—
	2/11/2014	—	—	—	—	—	1,922	66,578	—	—
	1/15/2014	—	—	—	—	—	—	—	8,872	307,302
	2/11/2014	—	—	—	—	—	—	—	4,805	166,445

Sheila M. Rutt	2/10/2005	6,000	—	—	55.23	2/10/2015	—	—	—	—
	2/20/2006	8,000	—	—	39.43	2/20/2016	—	—	—	—
	2/14/2007	7,500	—	—	47.27	2/14/2017	—	—	—	—
	2/10/2011	9,000	3,000	—	32.67	2/10/2021	—	—	—	—
	2/8/2012	8,250	8,250	—	34.89	2/8/2022	—	—	—	—
	2/6/2013	—	8,505	—	29.87	2/6/2023	—	—	—	—
	2/11/2014	—	15,376	—	34.13	2/11/2024	—	—	—	—
	2/11/2010	—	—	—	—	—	4,000	138,560	—	—
	2/8/2012	—	—	—	—	—	2,300	79,672	—	—
	1/14/2013	—	—	—	—	—	2,500	86,600	—	—
	2/6/2013	—	—	—	—	—	2,149	74,441	—	—
	2/11/2014	—	—	—	—	—	2,003	69,384	—	—
	2/8/2012	—	—	—	—	—	—	—	1,250	43,300
	2/6/2013	—	—	—	—	—	—	—	1,343	46,530
	1/15/2014	—	—	—	—	—	—	—	8,407	291,215
	2/11/2014	—	—	—	—	—	—	—	5,009	173,512

(1)	All stock options outstanding at the 2014 fiscal year-end which were issued prior to 2013 vest ratably over a four-year period beginning on the first anniversary of the date of grant. All stock option grants outstanding at the 2014 fiscal year-end which were issued after 2013 vest ratably over a three-year period beginning on the first anniversary of the date of grant.
(2)	This column reflects unvested RSUs granted to the NEOs that had not yet vested as of December 31, 2014. The RSUs included in this column have a three-year cliff vest.
(3)	The market value was calculated using the closing price of our common shares of $34.64 as of December 31, 2014.
(4)	These columns report the performance shares granted to the NEOs for the 2012-2014, 2013-2015 and 2014-2016 performance periods, as applicable. For the 2012-2014 and 2013-2015 performance periods, the current performance as of December 31, 2014 was below threshold, and therefore, the awards are reported at the threshold level. For the 2014-2016 performance period, the current performance as of December 31, 2014 was above threshold, but below target, and therefore, the award is reported at target. In addition, for the Transformation Grant, the 2014 performance (which was the first performance year) was below target, and is therefore reported at threshold. There is no performance yet achieved for either of the 2015 and 2016 performance periods of the Transformation Grant, and therefore, those performance periods are also included at the threshold level.
(5)	Mr. Mayes, as a result of the elimination of the position of Chief Operating Officer, left Diebold effective July 24, 2015 (see “21.14 Recent Developments”).

2014 Option Exercises and Stock Vested

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (2) ($)
Andreas W. Mattes	—	—	—	—
Christopher A. Chapman	—	—	5,250	177,713
George S. Mayes, Jr. (3)	—	—	4,500	152,325
Stefan E. Merz	—	—	—	—
Sheila M. Rutt	13,188	134,398	7,000	236,950

(1)	The value realized is calculated by multiplying the number of stock options by the difference between the market value of the underlying securities on the date of exercise and the exercise price of the stock option.
(2)	The value realized is calculated for RSUs by multiplying the number of shares of stock by the market value of the underlying securities on the vesting date. The number of shares actually received upon vesting may be less than the number shown, due to shares being withheld for the payment of applicable taxes.
(3)	Mr. Mayes resigned effective July 24, 2015 (see “21.14 Recent Developments”).

2014 Pension and Retirement Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit (1) ($)	Payments During Last Fiscal Year ($)
Andreas W. Mattes	—	—	—	—
Christopher A. Chapman	Qualified Retirement Plan	18.3333	$240,949	—
	Pension Restoration SERP	18.3333	$114,365	—
George S. Mayes, Jr. (2)	—	—	—	—
Stefan E. Merz	—	—	—	—
Sheila M. Rutt	Qualified Retirement Plan	14.250	$247,403	—
	Pension SERP	14.250	$288,397	—
	Pension Restoration SERP	14.250	$92,496	—

(1)	The values are determined based on a 4.21 percent discount rate and the RP-2014 Mortality Table for non-annuitants without collar adjustment with MP-2014 fully generational mortality improvement projection and are calculated assuming that the probability is nil that a NEO terminates, dies, retires or becomes disabled before normal retirement date.
(2)	Mr. Mayes, as a result of the elimination of the position of Chief Operating Officer, left Diebold effective July 24, 2015 (see “21.14 Recent Developments”).

Mr. Chapman and Ms. Rutt currently participate in the Diebold, Incorporated Retirement Plan for Salaried Employees (“Qualified Retirement Plan”), which provides funded, tax-qualified benefits under the Internal Revenue Code to all salaried and non-union hourly U.S.-based employees who were hired before July 1, 2003. This plan provides benefits that are limited by Internal Revenue Code requirements applicable to all tax-qualified pension plans. As noted above, we also maintain defined benefit Supplemental Executive Retirement Plans, or SERPs, which provide unfunded, non-qualified benefits to select executives. The purpose of the SERPs is to provide additional benefits above those provided under the Qualified Retirement Plan. Accruals in the Qualified Retirement Plan and the defined benefit SERPs were frozen as of December 31, 2013.

As of December 31, 2014, pension benefit obligations with respect to commitments to our NEOs under the Qualified Retirement Plan, the Pension Restoration SERP and the Pension SERP amounted to $1.5 million. The obligations were calculated using a 4.21 percent discount rate. No provisions are recognized for members of our board of directors.

21.13.1	Qualified Retirement Plan

The benefit provided under the Qualified Retirement Plan is payable as a life annuity beginning at normal retirement age (age 65). The benefit is determined based on the following formula:

•	0.8 percent of final average compensation up to the Covered Compensation level; plus

•	1.25 percent of final average compensation in excess of the Covered Compensation level;

•	which sum is multiplied by years of service (subject to a maximum of 30 years).

In addition, a benefit equal to $50.40 times the number of years of service (subject to a maximum of 30 years) is added to the amount determined above.

Final average compensation is an average of the five highest consecutive full calendar years of salary and bonus out of the last ten full calendar years, with each year’s compensation held to a maximum of the IRS compensation limit for that year. The participant’s individual “Covered Compensation” is as defined under the Internal Revenue Code. The benefit is payable for the lifetime of the participant, with alternative forms of payment available to the participant with an actuarial reduction.

Participants may retire early if they are at least age 50 and the sum of their age plus service is at least 70, or at any age with 30 years of service. Benefits may begin upon retirement on an actuarially reduced basis. Participants with at least 15 years of service who become disabled while employed are eligible for an immediate unreduced benefit. Participants terminating with at least five years of service are entitled to a deferred vested benefit at age 65, or may commence the benefit on an actuarially reduced basis, if they are at least age 50 and the sum of their age plus service is at least 70.

21.13.2	Pension Restoration SERP

Benefits under the Pension Restoration SERP are determined using the same formula as stated above for the Qualified Retirement Plan except the IRS compensation limit is ignored. Net benefits payable from the Pension Restoration SERP at age 65 equal the difference between the benefit determined using total pensionable pay, ignoring qualified plan compensation limits, and the benefit payable from the Qualified Retirement Plan. All other provisions of the Pension Restoration SERP are identical to the Qualified Retirement Plan with the exception of the actuarial reduction factors for retirement before age 65. Mr. Chapman and Ms. Rutt are the only NEOs who participate in the Pension Restoration SERP. The Pension Restoration SERP was amended in 2013 to freeze all future benefit accruals after December 31, 2013.

21.13.3	Pension SERP

The Pension SERP provides a supplemental monthly retirement benefit in an amount such that a participant’s total retirement benefit from the Qualified Retirement Plan, the Pension Restoration SERP, the annuity equivalent of the projected employer-provided balance in the 401(k) Restoration SERP (assuming a 3 percent employer match and a fixed rate of return of 8 percent) and the Pension SERP, plus one-half of the participant’s anticipated Social Security benefit payable at age 65, equals 50 percent (pro-rated for less than 25 years of service) of the participant’s final average compensation received from us during the highest five consecutive full calendar years of the last ten full calendar years of employment. Compensation is defined for this purpose as salary plus bonus accrued for each such calendar year. The Pension SERP benefits are payable at age 65 as a straight life annuity. Joint and survivor options are available on an actuarially equivalent basis. Benefits are available to participants retiring or terminating employment with at least 10 years of service, and are payable at the later of (1) attaining both the age of 50 and 70 points (determined by age plus years of service), or (2) separation from service (on a reduced basis if payments begin before age 65). Participants who become disabled while employed and have at least 15 years of service are eligible for an immediate benefit. The Pension SERP was amended in 2013 to freeze all future benefit accruals after December 31, 2013.

Accrued benefits under the Pension SERP are fully vested in the event of a change-in-control of Diebold. Ms. Rutt is the only NEO who participates in the Pension SERP.

21.13.4	Present Value of Accumulated Benefits

The “Present Value of Accumulated Benefits” is the single-sum value as of December 31, 2014 of the annual pension benefit that was earned through that date payable under a plan beginning at the NEO’s normal retirement age. The normal retirement age is defined as age 65 for the Qualified Retirement Plan,

Pension Restoration SERP and Pension SERP. We used certain assumptions to determine the single-sum value of the annual benefit that is payable beginning at normal retirement age. The key assumptions are as follows:

•	An interest rate of 4.21 percent, the FASB ASC 715 discount rate as of December 31, 2014;

•	The RP-2014 Mortality Table for non-annuitants without collar adjustment with MP-2014 fully generational mortality improvement projection;

•	A probability of 100 percent that benefits are paid as annuities; and

•	No probability of termination, retirement, death, or disability before normal retirement age.

2014 Non-Qualified Deferred Compensation

Name	401(k) Restoration SERP and 401(k) SERP
	Executive Contributions in 2014 (1) ($)	Registrant Contributions in 2014 (2) ($)	Aggregate Earnings in 2014 (3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance as of December 31, 2014 (4) ($)
Andreas W. Mattes	88,534	53,120	7,926	—	173,224
Christopher A. Chapman	—	—	—	—	—
George S. Mayes, Jr. (5)	26,596	15,958	94,473	—	1,175,362
Stefan E. Merz	14,254	8,552	488	—	23,294
Sheila M. Rutt	17,271	10,363	12,981	—	191,139

(1)	These amounts are included in the “Salary” column of the “2014 Summary Compensation Table.”
(2)	These amounts are included in the “All Other Compensation” column of the “2014 Summary Compensation Table” and include amounts contributed in 2014 for the 2014 plan year under the 401(k) Restoration SERP.
(3)	These amounts represent aggregate earnings on executive and registrant contributions. These amounts are not reflected in the “2014 Summary Compensation Table,” as they are not considered preferential or above-market earnings on deferred compensation.
(4)	This column reflects the balance of all contributions and the aggregate earnings (or losses) on such contributions. No portion of this amount is reflected in the “All Other Compensation” column or the “Salary” column of the “2014 Summary Compensation Table” except current-year Registrant Contributions and Executive Contributions, respectively.
(5)	Mr. Mayes, as a result of the elimination of the position of Chief Operating Officer, left Diebold effective July 24, 2015 (see “21.14 Recent Developments”).

21.13.5	Non-Qualified Deferred Compensation Plans

21.13.5.1	Deferred Incentive Compensation Plan No. 2

Pursuant to our 1992 Deferred Incentive Compensation Plan, certain executives, including the NEOs, were able to defer cash bonuses received under our Annual Cash Bonus Plan and performance-based share awards earned under the 1991 Plan; however, none of the NEOs were participants in this Deferred Incentive Compensation Plan in 2014. Effective December 31, 2004, as a result of the passage by Congress of the American Jobs Creation Act of 2004, we elected to freeze the 1992 Deferred Incentive Compensation Plan and closed the plan to future deferrals. Effective January 1, 2005, the board approved the Deferred Incentive Compensation Plan No. 2, which is substantially similar to the 1992 Deferred Incentive Compensation Plan in all material respects, but was designed to be administered in accordance with Section 409A of the Internal Revenue Code.

Under the Deferred Incentive Compensation Plan No. 2, an executive may defer all or a portion of his or her annual cash bonus or performance-based share amount. Deferral elections for cash bonuses must be made prior to the end of the year preceding the year in which such bonuses would be earned (and payable in the following year). Deferral elections for performance-based shares must be made at least six months prior to the end of the three-year performance period specified in the grant.

Deferrals of performance-based shares are treated as a line-item in the executive’s deferred account with us; however, the earnings on the performance shares (dividends and interest) are invested in the same manner as deferrals of cash compensation. Executives may invest such cash deferrals in any funds available under our 401(k) plan, except the Northern Trust and Invesco Stable Value Fund. The table below shows the funds available under the deferred compensation plans and their annual rate of return for the year ended December 31, 2014, as reported by Merrill Lynch.

Merrill Lynch Funds

Name of Fund	Rate of Return	Name of Fund	Rate of Return
Allianzgi NFJ Intrnl VAL Instl	(5.3)%	Vanguard Target Retirement 2055	7.16%
Calamos International Growth I	(6.12)%	Vanguard Target Retirement 2060	7.16%
Invesco Diversified DIV CL R5	12.32%	Loomis Sayles Bond FD Instl	4.76%
Janus Triton Fund CL I	9.58%	Loomis Sayles Small Cap Value Instl	5.33%
John Hancock Disciplined Value Mid Cap Instl	13.29%	Vanguard Institutional Index	13.65%
Vanguard Target Retirement 2010	5.30%	Vanguard Total Bond Market Instl	5.29%
Vanguard Target Retirement 2015	6.56%	Vanguard Mid-Cap Index Fund	13.60%
Vanguard Target Retirement 2020	7.11%	Vanguard Primecap FD-ADM CL	18.83%
Vanguard Target Retirement 2025	7.17%	Vanguard Target Income Retirement	5.54%
Vanguard Target Retirement 2030	7.17%	T Rowe Price Blue Chip Growth	9.28%
Vanguard Target Retirement 2035	7.24%	Oppenheimer Developing Markets FundY	(4.55)%
Vanguard Target Retirement 2040	7.15%	FFI Institutional Fund	0.04%
Vanguard Target Retirement 2045	7.16%	American Balanced Fund R5	9.16%
Vanguard Target Retirement 2050	7.18%

Executives deferring under the Deferred Incentive Compensation Plan No. 2 select their period of deferral and method of payment at the time of making their deferral elections. Executives may elect to defer their payments until a specified date or until the date they cease to be an associate of Diebold. Further, the executives may elect to receive their distribution either as a lump sum or in approximately equal quarterly installments, not to exceed 40 installments.

21.13.5.2	401(k) Restoration SERP

The 401(k) Restoration SERP is designed to replace lost retirement benefits due solely to IRS compensation limits. Benefits under this plan are determined exactly as in our 401(k) Plan except that compensation limits are ignored. NEOs are permitted to elect to defer compensation above the annual IRS limit and we provide a matching contribution at the same rate as under the 401(k) Plan. Both the salary deferrals and our matching contributions may be invested in any funds available under our Deferred Incentive Compensation Plan No. 2 (except the Northern Trust and Invesco Stable Value Fund). All of the NEOs, except for Mr. Chapman, participate in the 401(k) Restoration SERP.

21.13.5.3	401(k) SERP

The 401(k) SERP is designed to provide supplemental retirement benefits to executives hired after July 1, 2003, because those executives are not eligible to participate in the Qualified Retirement Plan and Pension SERP. Each year the executive is provided a contribution based upon a points formula (age plus service) as follows:

Points	Contribution Credit
Under 50	5%
50-59	10%
60-69	12.5%
70-79	15%
80 and over	20%

The 401(k) SERP was amended in 2013 to close participation in the Plan and to cease any future contributions after those made for the 2013 plan year. None of our active NEOs currently participates in the 401(k) SERP. Upon amendment, all active participants as of December 31, 2013 were immediately vested in any benefit that had accrued on their behalf. The executive may invest his account balance in any investment funds available under our 401(k) Restoration SERP, except the Northern Trust and Invesco Stable Value Fund.

21.14	Recent Developments

21.14.1	Change-In-Control Agreements

On July 24, 2015, Diebold entered into change-in-control agreements with named executive officers Christopher A. Chapman, Stefan E. Merz and Sheila M. Rutt. These employee agreements replace prior agreements with Mr. Chapman and Ms. Rutt and provide change-in-control benefits consistent with customary governance and compensation practices, including the elimination of the excise tax gross-up provisions.

The benefits available under the change-in-control agreements are subject to a “double trigger,” so that benefits are only paid following both (i) a change-in-control (as defined in the change-in-control agreements) and (ii) a termination of the executive’s employment without cause by Diebold or for good reason by the executive (as those terms are defined in the change-in-control agreements) in the three-year period following a change in control.

The change-in-control agreements include the following items:

•	A change-in-control definition that is the same as the change in control definition in Diebold’s shareholder-approved Amended and Restated 1991 Equity and Performance Incentive Plan, its equity award agreements, and the Amended and Restated Executive Employment Agreement with its Chief Executive Officer, discussed below;

•	A lump sum payment equal to two times base salary and target cash bonus;

•	Two years of continued participation in Diebold’s health and welfare benefit plans;

•	A lump sum payment in an amount equal to the additional benefits the executive would have accrued under each qualified or nonqualified pension, profit sharing, deferred compensation or supplemental plan for one additional year of service, provided the executive was fully vested prior to termination;

•	A one-year post-termination noncompete and nonsolicit period;

•	An initial term of two years (through July 24, 2017), with automatic one-year extensions each January unless either party provides three months’ notice that the agreement should not extend;

•	An automatic three-year extension following a change in control; and

•	A “best results” provision in connection with any excise taxes imposed following a termination.

21.14.2	Mattes Employment Agreement Amendment

Diebold entered into an Amended and Restated Executive Employment Agreement (“Mattes agreement”) with Andreas (Andy) W. Mattes, its President and Chief Executive Officer, on July 24, 2015. The purpose of the revisions in the Mattes agreement was to align the change-in-control definition and the cause definition that applies in the two-year period following a change-in-control as stated in the Mattes agreement with the definitions used in the change-in-control agreements discussed above.

In addition, the updates in the Mattes agreement also provide for:

•	A two-year term (through July 24, 2017), with automatic one-year renewals unless either party provides at least six months’ notice that that agreement should not renew;

•	“Termination without Cause” benefits if Diebold does not renew the Mattes agreement and Mr. Mattes’ employment does not continue;

•	An extension of the exercise period for stock options and stock appreciation rights following termination from three months to twelve months, consistent with the Senior Leadership Severance Plan amendment discussed below;

•	Payment of reasonable attorney’s fees in connection with the review of the Mattes agreement; and

•	A “best results” provision in connection with any excise taxes imposed following a termination, consistent with the employee agreements discussed above.

21.14.3	Senior Leadership Severance Plan Amendment

Effective July 24, 2015, Diebold also amended and restated its Senior Leadership Severance Plan (as amended and restated, the “Severance Plan”). The Severance Plan provides severance benefits to executives who are involuntarily terminated other than for cause or upon certain constructive terminations, in each case not in connection with a change in control. The amendment to the Severance Plan extends the period stock options and stock appreciation rights shall remain exercisable following the date of termination from three months to twelve months. The time period will also be extended for each business day that the executive is restricted from exercising rights under any such awards due to a company-instituted blackout period.

21.14.4	Amendment to Deferred Compensation Plan No. 2 for Directors

On July 24, 2015, Diebold also approved an amendment to its Deferred Compensation Plan No. 2 for directors. The purpose of this amendment was to align the change-in-control definition with the definitions used in the employee agreements and Mattes agreement discussed above. The amendment and updated definition are effective for fees deferred pursuant to election agreements entered into after July 24, 2015 and the related participant accounts.

21.14.5	Executive Departure

Diebold also announced the departure of George S. Mayes, Jr., former Executive Vice President and Chief Operating Officer, effective July 24, 2015. On September 1, 2015, Diebold and Mr. Mayes entered into a separation agreement and release pursuant to which Mr. Mayes will receive severance payments and benefits specified in Diebold’s Senior Leadership Severance Plan for Grade 100 and 90 executives. In addition, under the separation agreement, Mr. Mayes may choose his outplacement provider (up to $10,000) and he will receive certain additional items such as executive physical and financial planning benefits (with an aggregate value of up to $24,000) and up to 104 weeks of continued participation in Diebold’s Executive Long-Term Disability Plan. For purposes of Mr. Mayes’ pro-rated 2015 cash bonus, his individual performance metric will be calculated at target. His retirement plan benefits will be as set forth in the respective company retirement plans.

The separation agreement includes a general release of claims in favor of Diebold and requires Mr. Mayes to comply with a two year non-competition provision, two year non-solicitation provision, and confidentiality, cooperation and non-disparagement conditions.

22. MATERIAL INTERESTS OF WINCOR NIXDORF’S SUPERVISORY BOARD AND MANAGEMENT BOARD IN THE BUSINESS COMBINATION

The members of Wincor Nixdorf’s supervisory board and management board may have interests in the transactions contemplated by the Business Combination Agreement that may be different, or in addition to, the interests of Wincor Nixdorf’s shareholders generally. These interests may create potential conflicts of interests. The supervisory board and the management board of Wincor Nixdorf AG were aware that such potential interests might exist. However, the decisions of the management and supervisory board to approve the Business Combination Agreement and the transactions and covenants contemplated by the Business Combination Agreement were solely guided by the best interests of Wincor Nixdorf, its shareholders, employees and other stakeholders. As of January 27, 2016, members of the Wincor Nixdorf management board and the Wincor Nixdorf supervisory board and their affiliates owned 207,728 Wincor Nixdorf Ordinary Shares in the aggregate, representing 0.63 percent of the issued Wincor Nixdorf Ordinary Shares.

The material interests of certain members of the Wincor Nixdorf management board and members of the Wincor Nixdorf supervisory board are summarized in more detail below:

•	While pursuant to the terms of the Business Combination Agreement, Wincor Nixdorf will use its reasonable best efforts to ensure that, after the Closing Date, three of the currently appointed members of the supervisory board of Wincor Nixdorf AG will resign from their positions, the other members of the supervisory board of Wincor Nixdorf AG will continue to hold their positions.

•	Pursuant to the terms of the Business Combination Agreement, the current members of the management board of Wincor Nixdorf AG shall continue to manage Wincor Nixdorf during the period immediately following the Closing Date. Following the Closing Date, pursuant to the terms of the Business Combination Agreement each member of the management board shall enter into discussions with the supervisory board of Wincor Nixdorf with the goal of entering into new employment agreements with Wincor Nixdorf which follow Diebold’s compensation practices with respect to term, extension and severance.

•	Immediately following the closing of the Offer, Diebold will expand the size of its board of directors to an overall number of thirteen (13) board members and appoint Dr. Alexander Dibelius, chairman of the supervisory board of Wincor Nixdorf, Dr. Dieter Düsedau, member of the supervisory board of Wincor Nixdorf, and Mr. Eckard Heidloff, chief executive officer of Wincor Nixdorf, to the Diebold board of directors. Mr. Heidloff will resign from the Diebold board of directors upon a termination of his service as president of Diebold and membership on Wincor Nixdorf’s management board.

•	As promptly as practicable after the Closing Date, Diebold will install an executive committee of eight members with equal representation of executives from Diebold and Wincor Nixdorf. Pursuant to the Business Combination Agreement, Diebold has agreed to appoint Mr. Heidloff as president of Diebold upon his joining the Diebold board of directors. Diebold has also agreed to appoint Dr. Jürgen Wunram, chief financial officer of Wincor Nixdorf, as chief integration officer and senior vice president of retail, Mr. Olaf Heyden, executive vice president of Wincor Nixdorf, as head of services, and Dr. Ulrich Näher, senior vice president of Wincor Nixdorf, as head of systems, following the Closing Date. Each of Messrs. Heidloff, Heyden, Dr. Wunram and Dr. Näher will serve on the executive committee upon appointment and shall be executive officers of Diebold.

•	Certain members of Wincor Nixdorf’s management board participate in Wincor Nixdorf’s share-based payment programs for managers. These programs do not provide for any termination, termination rights and/or accelerated vesting in case of a change of control in Wincor Nixdorf; however, Wincor Nixdorf has agreed in the Business Combination Agreement that until the end of the Additional Acceptance Period it will cash-settle any exercised options.

23. SHAREHOLDER STRUCTURE; BENEFICIAL OWNERSHIP OF DIEBOLD COMMON SHARES

23.1	Security Ownership of Significant Shareholders

To our knowledge, no person beneficially owned more than five percent of our outstanding common shares as of February 3, 2016, except for the shareholders listed below. The information provided below was derived from reports filed with the SEC by the beneficial owners on the dates indicated in the footnotes below. Based on this information, Diebold, Inc. is not aware that it is being controlled by any person.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Shares	GGCP, Inc. et al One Corporate Center Rye, New York 10580	6,317,214 (1)	9.90%
Common Shares	State Street Corporation State Street Financial Center One Lincoln Street Boston, Massachusetts 02111	5,897,102 (2)	9.10%
Common Shares	BlackRock, Inc. 55 East 52nd Street New York, New York 10055	5,504,254 (3)	8.50%
Common Shares	The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	4,069,258 (4)	6.30%
Common Shares	SouthernSun Asset Management LLC 6070 Poplar Avenue, Suite 300 Memphis, Tennessee 38119	4,055,030 (5)	6.30%
Common Shares	Capital World Investors 333 South Hope Street Los Angeles, California 90071	3,925,000 (6)	6.00%
Common Shares	Prudential Financial, Inc. 751 Broad Street Newark, New Jersey 07102	3,407,560 (7)	5.30%

(1)	Information regarding share ownership was obtained from the Schedule 13D/A filed jointly on January 16, 2014 by Gabelli Funds, LLC, GAMCO Asset Management Inc., Gabelli Securities, Inc., MJG Associates, Inc., Gabelli Foundation, Inc., MJG-IV Limited Partnership, GGCP, Inc., GAMCO Investors, Inc. and Mario J. Gabelli. We have not received any evidence in the Schedule 13D filings of the foregoing entities that indicates an increase or decrease in the number of our common shares held by such entities during the fiscal year ended December 31, 2014. The entities reported their beneficial ownership as follows: (A) Gabelli Funds, LLC had sole voting and dispositive power with respect to 1,708,900 common shares; (B) GAMCO Asset Management Inc. had sole voting power with respect to 4,248,641 common shares and sole dispositive power with respect to 4,467,741 common shares; (C) MJG Associates, Inc. had sole voting and dispositive power with respect to 8,000 common shares; (D) MJG—IV Limited Partnership had sole voting and dispositive power with respect to 5,000 common shares; (E) Gabelli Foundation, Inc. had sole voting and dispositive power with respect to 5,000 common shares; (F) GGCP, Inc. had sole voting and dispositive power with respect to 35,000 common shares; (G) Mario J. Gabelli had sole voting and dispositive power with respect to 86,403 common shares; (H) GAMCO Investors, Inc. had sole voting and dispositive power with respect to 80 common shares; and (I) Gambelli Securities, Inc. had sole voting and dispositive power of 1,000 common shares. Mario J. Gabelli is deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons. GAMCO Investors, Inc., and GGCP, Inc. are deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons other than Mario J. Gabelli and the Gabelli Foundation, Inc.

(2)	Information regarding share ownership was obtained from the Schedule 13G filed jointly on February 12, 2015 by State Street Corporation (“State Street”), and its subsidiary, SSGA Funds Management, Inc. (“SSGA”). State Street has shared voting and dispositive power over 5,897,102 of our common shares. SSGA is the beneficial owner of, and has shared dispositive and voting power over 3,822,059 of our common shares, or 5.9 percent of our common shares outstanding. In addition to SSGA, the following direct or indirect subsidiaries of State Street also beneficially own our common shares: State Street Global Advisors Limited, State Street Global Advisors Australia Limited and State Street Global Advisors Asia Limited.
(3)	Information regarding share ownership was obtained from the Schedule 13G/A filed on January 26, 2016 by BlackRock, Inc. (“BlackRock”). BlackRock has sole voting power over 5,360,909 of our common shares, and sole dispositive power over 5,504,254 of our common shares. BlackRock is the parent company of the following subsidiaries that beneficially own our common shares: BlackRock Advisors, LLC; BlackRock Asset Management Canada Limited; BlackRock Asset Management Ireland Limited; BlackRock Asset Management Schweiz AG; BlackRock Financial Management, Inc.; BlackRock Fund Advisors; BlackRock Institutional Trust Company, N.A.; BlackRock Investment Management (Australia) Limited; BlackRock Investment Management (UK) Ltd; BlackRock Investment Management, LLC; BlackRock Life Limited. No one BlackRock subsidiary’s interest in our common shares is more than 5 percent of our common shares outstanding.
(4)	Information regarding share ownership was obtained from the Schedule 13G/A filed February 10, 2015 by The Vanguard Group (“Vanguard”). Vanguard has sole voting power over 43,303 of our common shares, sole dispositive power over 4,031,055 of our common shares, and shared dispositive power over 38,203 of our common shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard, is the beneficial owner of 38,203 of our common shares, or 0.1 percent of our common shares outstanding, as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of Vanguard, is the beneficial owner of 5,100 of our common shares as a result of its serving as investment manager of Australian investment offerings.
(5)	Information regarding share ownership was obtained from the Schedule 13G filed on February 13, 2015 by SouthernSun Asset Management LLC (“SouthernSun”). SouthernSun is an investment adviser registered under section 203 of the Investment Advisers Act of 1940. SouthernSun has sole voting power over 3,668,360 of our common shares, and sole power to dispose or direct the disposition of 4,055,030 of our common shares.
(6)	Information regarding share ownership was obtained from the Schedule 13G filed on February 13, 2015 by Capital World Investors (“Capital World”). Capital World is a division of Capital Research and Management Company (CRMC), and is deemed to be the beneficial owner of 3,925,000 of our common shares as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Capital World holds more than 5 percent of our outstanding common shares as of December 31, 2014 on behalf of The Income Fund of America. Capital World has sole voting and dispositive power over 3,935,000 of our common shares.
(7)	Information regarding share ownership was obtained from the Schedule 13G filed on February 13, 2015 by Prudential Financial, Inc. (“Prudential”). Prudential is the parent holding company of Jennison Associates LLC, which is the beneficial owner of 2,114,701of our common shares, or 3.3 percent of our common shares outstanding, based on the Schedule 13G filed on February 3, 2016 by Jennison Associates LLC. Prudential is also the parent holding company of Quantitative Management Associates LLC, which is the beneficial owner of 54,380 of our common shares, or 0.1% of our common shares outstanding. Based on the Schedule 13G filed on February 13, 2015, Prudential has sole voting and dispositive power over 261,070 of our common shares, shared voting power over 2,572,633 of our common shares and shared dispositive power over 3,146,490 of our common shares.

23.2	Security Ownership of Diebold Directors and Management

The following table shows the beneficial ownership of Diebold’s common shares, including those shares that individuals have a right to acquire within the meaning of Rule 13d-3(d)(1) under the Exchange Act as of January 27, 2016, by (1) each director, (2) our current named executive officers, and (3) all directors, current named executive officers and other executive officers as a group.

Ownership is also reported as of January 27, 2016 for shares in the 401(k) Savings Plan over which the individual has voting power, together with shares held in our Employee Stock Purchase Plan.

Directors:	Common Shares Beneficially Owned		Stock Options Exercisable Within 60 Days	Deferred Shares (2)	Percent of Class (1)
Patrick W. Allender	3,162		—	13,684	*
Phillip R. Cox	—		4,500	24,084	*
Richard L. Crandall	9,251		4,500	24,434	*
Gale S. Fitzgerald	9,251		4,500	23,684	*
Gary G. Greenfield	3,162		—	3,534	*
Robert S. Prather, Jr	3,162		—	7,734	*
Rajesh K. Soin	6,162		—	10,984	*
Henry D. G. Wallace	3,662		4,500	25,784	*
Alan J. Weber	4,662		4,500	23,684	*
Named Executive Officers:
Andreas W. Mattes
President and Chief Executive Officer	86,243		234,577	—	*
Christopher A. Chapman
Senior Vice President and Chief Financial Officer	23,583	(3)	48,998	—	*
Stefan E. Merz
Senior Vice President, Strategic Projects	11,469		16,519	—	*
Sheila M. Rutt
Vice President, Chief Human Resources Officer	42,808	(3)	68,996	—	*

All Current Directors, Director-Nominees, Named Executive Officers and Current Executive Officers as a Group (15)	206,577		440,349	157,606	0.81%

*	Less than one percent
(1)	Total issued as of January 27, 2016: 79,716,861 Diebold Common Shares.
(2)	The deferred shares awarded to the director-nominees, as discussed above under “21.3 Compensation of Directors,” are not included in the shares reported in the “Common Shares Beneficially Owned” column, nor are they included in the “Percent of Class” column.
(3)	Includes shares held in his/her name under the 401(k) Savings Plan over which he/she has voting power.

24. MATERIAL TAX CONSIDERATIONS

24.1	Material United States Federal Income Tax Considerations

The following discussion is a summary of certain United States federal income tax consequences of the Exchange Offer to U.S. holders and non-U.S. holders (each, as defined below) and of ownership of Diebold Common Shares by non-U.S. holders. This discussion is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances or to certain types of holders subject to special treatment under United States federal income tax laws (such as insurance companies, tax-exempt organizations, partnerships or other pass-through entities, persons holding Wincor Nixdorf Ordinary Shares or Diebold Common Shares as part of a hedging, integrated, conversion, wash sale or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities, persons that acquired Wincor Nixdorf Ordinary Shares in connection with employment or other performance of services, persons that have a functional currency other than the U.S. dollar and persons who have ceased to be United States citizens or to be taxed as resident aliens). In addition, this discussion does not consider the effect of the United States federal alternative minimum tax or any foreign, state, local or other tax laws, or any other United States federal tax considerations (e.g., estate or gift tax) apart from the United States federal income tax considerations, that may be applicable to particular holders. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”) and applicable United States Treasury regulations, rulings, administrative pronouncements and judicial decisions thereunder as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. This discussion assumes that a holder holds Wincor Nixdorf Ordinary Shares or Diebold Common Shares as capital assets within the meaning of the Code.

EACH SHAREHOLDER IS URGED TO CONSULT ITS UNITED STATES TAX ADVISORS REGARDING THE POTENTIAL UNITED STATES TAX CONSEQUENCES OF PARTICIPATING IN THE EXCHANGE OFFER AND OWNERSHIP OF DIEBOLD COMMON SHARES, IN LIGHT OF SUCH SHAREHOLDER’S INDIVIDUAL CIRCUMSTANCES, AS WELL AS THE CONSEQUENCES OF THE TAX LAWS OF ANY FOREIGN, STATE OR LOCAL TAXING JURISDICTION.

As used herein, a “U.S. holder” means a beneficial owner of Wincor Nixdorf Ordinary Shares or Diebold Common Shares that is, for United States federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if (a) such trust has validly elected to be treated as a United States person for United States federal income tax purposes or (b) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust. As used herein, a “non-U.S. holder” means a beneficial owner of Wincor Nixdorf Ordinary Shares or Diebold Common Shares that is not a U.S. holder.

If a partnership holds Wincor Nixdorf Ordinary Shares or Diebold Common Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of Wincor Nixdorf Ordinary Shares or Diebold Common Shares that are partnerships (and partners in such partnerships) are urged to consult their own United States tax advisors as to the consequences of the partnership participating in the Exchange Offer.

In certain cases, Diebold may be required to withhold United States taxes at source. Therefore, Diebold assumes responsibility for the withholding of United States taxes on distributions and other withholdable payments, in accordance with statutory provisions.

24.1.1	Taxation of Diebold

Diebold, as a United States corporation, is subject to United States federal income tax on its taxable income at the graduated rates applicable to corporations (generally, at a maximum marginal rate of 35 percent) as well as state and local income taxes. Taxable income is the corporation’s gross income for the year minus allowable deductions.

24.1.2	Material United States Federal Income Tax Considerations Related to Participation in the Exchange Offer

24.1.2.1	Tax Consequences for U.S. Holders

24.1.2.1.1	Tax Consequences of the Exchange Offer

The receipt of cash and Diebold Common Shares in exchange for Wincor Nixdorf Ordinary Shares pursuant to the Exchange Offer will be a taxable transaction for United States federal income tax purposes. In general, and subject to the PFIC rules discussed below, a U.S. holder who receives cash and Diebold Common Shares in exchange for Wincor Nixdorf Ordinary Shares pursuant to the Exchange Offer will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized (equal to the cash and the fair market value of Diebold Common Shares to which such U.S. holder is entitled under the Exchange Offer) and the U.S. holder’s tax basis, determined in U.S. dollars, in the Wincor Nixdorf Ordinary Shares. Such capital gain will generally be long term capital gain, on which a non-corporate U.S. holder is generally taxed at preferential rates, if the Wincor Nixdorf Ordinary Shares were held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

The U.S. dollar value of cash received in euro by a cash basis U.S. holder or an accrual basis U.S. holder that so elects will generally be determined by reference to the spot Euro/U.S. dollar rate on the Closing Date. The U.S. dollar value of cash received in euro by an accrual basis U.S. holder that does not so elect will generally be determined by reference to the spot Euro/U.S. dollar rate on the date of the exchange, and such holder generally will recognize United States source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference between such amount and the U.S. dollar value of the cash on the Closing Date.

24.1.2.1.2	PFIC Rules

If Wincor Nixdorf has been a passive foreign investment company (“PFIC”), in any taxable year while a U.S. holder held any Wincor Nixdorf Ordinary Shares, then, whether or not Wincor Nixdorf continued to be a PFIC in any subsequent year and unless the U.S. holder made a proper election to be taxed differently, gain realized on the exchange of Wincor Nixdorf Ordinary Shares for Diebold Common Shares and cash pursuant to the Exchange Offer would generally be (i) allocated ratably to each taxable year in such U.S. holder’s holding period for such Wincor Nixdorf Ordinary Shares, (ii) the amount allocated to the current taxable year and any year before the first taxable year for which Wincor Nixdorf was a PFIC would generally be taxed as ordinary income in the current year, and (iii) the amount allocated to other taxable years would be taxed at the highest ordinary income tax rate for each such taxable year and such U.S. holder would be liable for an additional tax equal to an interest charge on the tax liability for each such prior years as if such liability had actually been due in each such prior year. In general, Wincor Nixdorf would be considered a PFIC with respect to a U.S. holder if, for any taxable year in which such U.S. holder holds or held Wincor Nixdorf Ordinary Shares, after applying certain look through rules, either (a) at least 75% of the gross income of Wincor Nixdorf for the taxable year is passive income or (b) at least 50% of the value, determined on the basis of a quarterly average, of Wincor Nixdorf’s gross assets is attributable to assets that produce or are held for the production of passive income. For this purpose, “passive income” generally includes interest, dividends, rents, annuities, royalties and certain gains.

Although Wincor Nixdorf has not undertaken to determine its PFIC status in any taxable year and has not sought or obtained any opinion of tax counsel as to such determination, Wincor Nixdorf does not believe that it should be treated as a PFIC for U.S. federal income tax purposes in its current taxable year or in any prior taxable year. However, the determination of whether Wincor Nixdorf was, or will be, a PFIC for any tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and its status will depend, among other things, on changes in the composition and relative value of gross receipts and assets and the market value of its share capital in any year. U.S. holders are urged to consult their own tax advisors as to the possible PFIC status of Wincor Nixdorf and the consequences to them in their particular circumstances.

24.1.2.1.3	Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8 percent tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of Wincor Nixdorf Ordinary Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. holders that are individuals, estates or trusts are urged to consult their United States tax advisors regarding the applicability of the Medicare tax to income and gains recognized in respect of the Exchange Offer.

24.1.2.2	Tax Consequences for Non-U.S. Holders

A non-U.S. holder generally will not be subject to United States federal income tax on gain that the non-U.S. holder recognizes on the Exchange Offer, unless:

•	the gain is “effectively connected” with the non-U.S. holder’s conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that the non-U.S. holder maintains in the United States, if that is required by an applicable income tax treaty as a condition for subjecting a non-U.S. holder to United States taxation on a net income basis; or

•	the non-U.S. holder is an individual, who holds the common shares as a capital asset, is present in the United States for 183 or more days in the taxable year of the Exchange Offer and certain other conditions exist.

If a non-U.S. holder is a corporation, “effectively connected” gains that the non-U.S. holder recognizes may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or at a lower rate if the non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

24.1.2.3	Information Reporting and Backup Withholding

Information reporting requirements may apply with respect to a holder that participates in the Exchange Offer. A holder may also be subject to backup withholding at a current rate of 28 percent with respect to the proceeds of participating in the Exchange Offer unless the holder (1) comes within certain exempt categories and demonstrates this fact or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder may be asked to provide its correct taxpayer identification number and certify that it is not subject to backup withholding.

Backup withholding is not an additional tax. A holder subject to backup withholding may be allowed a credit in the amount withheld against such holder’s United States federal income tax liability and, if withholding results in an overpayment of tax, such holder may be entitled to a refund, provided that the requisite information is furnished to the Internal Revenue Service on a timely basis. Holders should consult their own tax advisers regarding the application of the information reporting and backup withholding rules.

A clearing organization acting in its capacity as such and that is not otherwise a “broker” within the meaning of the Code or the Treasury regulations thereunder, is not required to withhold United States taxes from any payment to shareholders of Wincor Nixdorf pursuant to the Exchange Offer.

24.1.3	Material United States Federal Income Tax Considerations Related to Ownership of the Diebold Common Shares

24.1.3.1	Tax Consequences for non-U.S. Holders

24.1.3.1.1	Dividends

Except as described below, dividends paid to a non-U.S. holder of Diebold Common Shares generally will be subject to withholding of United States federal income tax at a 30 percent rate or at a lower rate if the non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Even if a non-U.S. holder is eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30 percent rate (rather than the lower treaty rate) on dividend payments to a non-U.S. holder, unless the non-U.S. holder has furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8 or an acceptable substitute form upon which the non-U.S. holder certifies, under penalties of perjury, the non-U.S. holder’s status as a non-United States person and its entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by a non-U.S. holder at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing the non-U.S. holder’s entitlement to the lower treaty rate in accordance with United States Treasury regulations.

If the non-U.S. holder is eligible for a reduced rate of United States withholding tax under a tax treaty, the non-U.S. holder may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.

If dividends paid to a non-U.S. holder are “effectively connected” with the non-U.S. holder’s conduct of a trade or business within the United States, and, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment that the non-U.S. holder maintains in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that the non-U.S. holder has furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which the non-U.S. holder represents, under penalties of perjury, that:

•	the non-U.S. holder is a non-United States person, and

•	the dividends are “effectively connected” with the non-U.S. holder’s conduct of a trade or business within the United States and are includible in the non-U.S. holder’s gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations. For a corporate non-U.S. holder, “effectively connected” dividends under certain circumstances, may be subject to an additional “branch profits tax” at a 30 percent rate or at a lower rate if the non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

24.1.3.1.2	Gain on Disposition of Diebold Common Shares

A non-U.S. holder generally will not be subject to United States federal income tax on gain that the non-U.S. holder recognizes on a disposition of Diebold Common Shares, unless:

•	the gain is “effectively connected” with the non-U.S. holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that the non-U.S. holder maintains in the United States; or

•	the non-U.S. holder is an individual, who holds the common shares as a capital asset, is present in the United States for 183 or more days in the taxable year of the Exchange Offer and certain other conditions exist.

•	we are or have been a United States real property holding corporation for federal income tax purposes and the non-United States person held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5 percent of the common shares and the non-United States person is not eligible for any treaty exemption.

If a non-U.S. holder is a corporate non-U.S. holder, “effectively connected” gains that the non-U.S. holder recognizes may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or at a lower rate if the non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

24.1.3.1.3	FATCA Withholding

Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30 percent withholding tax (“FATCA Withholding”), may be imposed on certain payments to a non-U.S. holder of Diebold Common Shares or to certain foreign financial institutions, investment funds and other non-United States persons receiving payments on the holder’s behalf if the non-U.S. holder or such persons fail to comply with certain information reporting requirements. Such payments will include United States-source dividends and the gross proceeds from the sale or other disposition of stock that can produce United States-source dividends. Payments of dividends that a non-U.S. holder receives in respect of Diebold Common Shares could be affected by this withholding if the non-U.S. holder is subject to the FATCA information reporting requirements and fails to comply with them or if the non-U.S. holder holds Diebold Common Shares through a non-United States person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to the non-U.S. holder would not otherwise have been subject to FATCA Withholding). Payments of gross proceeds from a sale or other disposition of Diebold Common Shares could also be subject to FATCA Withholding, unless such disposition occurs before January 1, 2019. Non-U.S. holders should consult their own tax advisors regarding the relevant United States law and other official guidance on FATCA Withholding.

24.1.3.1.4	Backup Withholding and Information Reporting

We and other payors are required to report payments of dividends to non-U.S. holders on Internal Revenue Service Form 1042-S even if the payments are exempt from withholding. A non-U.S. holder is otherwise generally exempt from backup withholding and information reporting requirements with respect to dividend payments and the payment of the proceeds from the sale of common shares effected at a United States office of a broker provided that either (i) the payor or broker does not have actual knowledge or reason to know that the non-U.S. holder is a United States person and the non-U.S. holder has furnished a valid Internal Revenue Service Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) the non-U.S. holder otherwise establishes an exemption.

Payment of the proceeds from the sale of Diebold Common Shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or

(iii) the sale has certain other specified connections with the United States. In addition, certain foreign brokers may be required to report the amount of gross proceeds from the sale or other disposition of common shares under FATCA if the non-United States person is presumed to be a United States person.

24.2	Material German Tax Considerations

The following section contains a summary of material German tax consequences related to the participation in the Exchange Offer and the holding and disposal of Diebold Common Shares that may be or may become relevant to holders of shares of Wincor Nixdorf and/or Diebold in Germany. This summary is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of taxation that may be relevant for shareholders of Wincor Nixdorf and/or Diebold. In particular, this summary does not address tax considerations that may apply to a shareholder that is subject to unlimited or limited tax liability in any jurisdiction other than Germany.

Where reference is made to the tax residence of a shareholder, it is assumed that the tax residence for the purposes of the respective domestic tax law and for the purposes of any applicable income tax treaty is the same. However, exceptions may apply in certain cases.

THIS SUMMARY IS NOT INTENDED TO BE A REPLACEMENT FOR, NOR SHOULD IT BE CONSIDERED AS LEGAL OR TAX ADVICE. SHAREHOLDERS OF WINCOR NIXDORF AG AND/OR DIEBOLD, INC. ARE THEREFORE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES RELATED TO PARTICIPATION IN THE EXCHANGE OFFER AND THE HOLDING AND DISPOSAL OF DIEBOLD COMMON SHARES. THE SPECIFIC TAX SITUATION OF EACH SHAREHOLDER CAN ONLY BE ADEQUATELY ADDRESSED BY INDIVIDUAL TAX ADVICE.

24.2.1	General

Wincor Nixdorf shareholders may be taxed in Germany, amongst others, in connection with the exchange of Wincor Nixdorf shares for Diebold Common Shares (see 24.2.2 Taxation of Wincor Nixdorf Shareholders in Connection with the Exchange Offer”). Wincor Nixdorf shareholder who are presently also shareholders of Diebold Common Shares or, following the consummation of the Exchange Offer, will become shareholders of Diebold Common Shares may be taxed in connection with the receipt of dividend income from Diebold, Inc. (see “24.2.3.2 Taxation of Dividend Income on Diebold Common Shares”) and the transfer of Diebold Common Shares (see “24.2.3.3 Taxation of Capital Gains on the Disposal of Diebold Common Shares” and “24.2.3.5 Inheritance and Gift Tax”). Value added tax (VAT) may also be due in certain circumstances (see “24.2.5 Other Taxes”).

Under the applicable German tax law, dividends and capital gains may be subject to withholding tax (Kapitalertragsteuer). According to the relevant German law Diebold (having neither its registered seat nor a place of management in Germany) is not in charge (entrichtungspflichtig) to make any withholding and subsequent payment to the German tax authorities with respect to dividends and capital gains derived by its shareholders from shares in Diebold and Diebold does not assume any responsibility for withholding and paying German withholding tax (regarding general aspects of German withholding tax on capital investment income see “24.2.3.2.1 General Rules for the Taxation of Dividend Income of Diebold Shareholders Tax Resident in Germany”).

Notwithstanding the description of certain aspects of taxation in Germany, shareholders may be liable to tax in other jurisdictions. In particular, shareholders with residency in Germany may be subject to an unlimited or limited tax liability in other jurisdictions, and shareholders that are subject to a limited tax liability in Germany may be liable to tax in the jurisdiction in which they are resident.

Any reference in this section to a tax, duty, levy or other charge or withholding of a similar nature refers to German tax law and/or concepts only. This summary is based on the domestic tax laws of the Federal

Republic of Germany in effect as on the date of the publication of this document and therefore does not take into account any amendments introduced at a later date and implemented with or without retroactive effect. The relevant rules as well as their interpretation by the German tax courts or tax authorities may change, possibly with retroactive effect.

24.2.2	Taxation of Wincor Nixdorf Shareholders in Connection with the Exchange Offer

The following description outlines the tax consequences of the receipt of both forms of Offer Consideration, and therefore differentiates, where necessary, between (i) the exchange of Wincor Nixdorf Shares for Diebold Common Shares, i.e. the Share Component of the Exchange Offer, and (ii) the receipt of the Cash Component.

24.2.2.1	Taxation of Wincor Nixdorf Shareholders Tax-Resident in Germany

24.2.2.1.1	Wincor Nixdorf Shares Held as Private Assets

As a general rule, if Wincor Nixdorf shareholders holding their shares as private assets (Privatvermögen) tender their Wincor Nixdorf shares in the Exchange Offer, such exchange constitutes a taxable disposal of the tendered Wincor Nixdorf shares. The consideration offered in the Exchange Offer, i.e. the market value of the Diebold Common Shares plus the Cash Component, constitutes the gross capital income. From this tax base the disposal costs and the acquisition costs for the Wincor Nixdorf shares are to be deducted. The difference, i.e., the capital gain, is subject to taxation. The final withholding tax rate (Abgeltungsteuertarif) of 25% plus solidarity surcharge of 5.5%, resulting in an aggregate withholding of 26.375% (plus church tax, if any), applies for investors whose participation amounted to less than 1% throughout at least a five year period preceding the exchange of Wincor Nixdorf shares for Diebold Common Shares.

However, if the requirements of the simplification rule of Section 20 para. 4a sentence 1 of the German Income Tax Act (Einkommensteuergesetz) are met, the Share Component of the combined cash and Exchange Offer will remain, in general, tax neutral for German tax resident holders of Wincor Nixdorf shares who hold their shares as private assets (while the Cash Component of the Offer Consideration remains subject to taxation as a dividend income, see below).

Based on a circular letter issued by the German Federal Ministry of Finance, the requirements for a tax neutral exchange will be satisfied with respect to a holder of Wincor Nixdorf shares if

(i)	the Wincor Nixdorf shares were held from the tendering Wincor Nixdorf shareholders as private assets,

(ii)	the shareholder’s participation amounted to less than 1% throughout at least a five year period preceding the exchange of Wincor Nixdorf shares for Diebold Common Shares and

(iii)	the Diebold Common Shares issued in exchange for the Wincor Nixdorf shares are new shares, i.e. shares resulting from a capital increase at the level of Diebold.

This condition (iii) will be satisfied as the Diebold Common Shares issued in exchange for the Wincor Nixdorf shares are shares of a new issue. To the extent that Section 20 para. 4a sentence 1 of the German Income Tax Act (Einkommensteuergesetz) applies, the Diebold Common Shares received in exchange for Wincor Nixdorf shares take the place of such Wincor Nixdorf shares and principally have the same tax status. Thus, the acquisition costs of the Wincor Nixdorf shares will be continued as acquisition costs for the exchanged Diebold Common Shares.

Provided that the simplification rule of Section 20 para. 4a of the German Income Tax Act (Einkommensteuergesetz) applies, the cash consideration received in the context of the exchange of shares qualifies as capital income according to Section 20 para. 1 no. 1 of the German Income Tax Act (Einkommensteuergesetz) subject to withholding flat tax (Abgeltungsteuer) at a rate of 25% on the amount of the cash compensation. A solidarity surcharge of 5.5% is also levied on the withholding tax amount, resulting in an aggregate withholding of 26.375% (plus church tax, if any). Since January 1, 2015, entities required to collect withholding taxes on capital investment income are required to likewise withhold the church tax on shareholders who pay church taxes, unless the shareholder objects in writing to the German tax authorities sharing his private information regarding his affiliation with a denomination. If church tax is withheld and remitted to the tax authority as part of the withholding tax deduction, then the church tax on the capital gain is also deemed to be discharged when it is deducted. The withheld church tax cannot be deducted in the tax assessment as a special expense; however, 25% of the church tax withheld on the capital gain is deducted from the withholding tax (including the solidarity surcharge) withheld. Acquisition costs of accepting Wincor Nixdorf shareholders are not deducted from the tax base (i.e. the Cash Component paid), not even on a pro rata basis.

Even if Section 20 para. 4a sentence 1 of the German Income Tax Act (Einkommensteuergesetz) did not apply, the Share Component of the Offer Consideration would not be taxable to Wincor Nixdorf shareholders if

(i)	the shares of Wincor Nixdorf are held as private assets,

(ii)	the Wincor Nixdorf shareholder’s participation amounted to less than 1% throughout at least a five year period preceding the exchange of Wincor Nixdorf shares for Diebold Common Shares and

(iii)	the shares of Wincor Nixdorf have been acquired prior to January 1, 2009 (“Former Shareholders”).

In the case of Former Shareholders, it is currently unclear whether Section 20 para. 4a sentence 2 of the German Income Tax Act (Einkommensteuergesetz) applies to a cash compensation received by a Former Shareholder, the application of which would result in withholding flat tax (25% plus the solidarity surcharge in the amount of 5.5% resulting in a total withholding of 26.375%, and church tax, if any). Otherwise, a cash compensation received by a Former Shareholder would not be subject to German withholding tax.

According to the interpretation of the German tax authorities, Section 20 para. 4a sentence 2 of the German Income Tax Act (Einkommensteuergesetz) also applies to cash compensations paid as consideration for shares acquired prior to January 1, 2009. In contrast to the tax authorities’ interpretation, first-instance courts have come to the conclusion that Section 20 para. 4a sentence 2 of the German Income Tax Act (Einkommensteuergesetz) is not applicable to shares of Former Shareholders and therefore Cash Components paid as consideration for shares of Former Shareholders are not subject to taxation. Whether the German Federal Tax Court (Bundesfinanzhof) will confirm this jurisdiction, however, is yet to be seen. Proceedings are currently pending before the German Federal Tax Court (Bundesfinanzhof) with regard to this legal issue.

To the extent that the share exchange is tax neutral pursuant to Section 20 para. 4a sentence 1 of the German Income Tax Act (Einkommensteuergesetz), no German withholding tax will be withheld. To the extent that the share exchange is not tax neutral as described above, the general rules of German withholding tax (see below) will apply.

If a shareholder, or in the case of a gratuitous transfer, the shareholder’s legal predecessor, directly or indirectly has held at least 1% of the share capital of Wincor Nixdorf at any time during the five years preceding the exchange of Wincor Nixdorf shares for Diebold Common Shares, such exchange will not qualify for the simplification rule of Section 20 para. 4a sentence 1 of the German Income Tax Act (Einkommensteuergesetz). In such case, the rules applicable to the income taxation of the exchange of Wincor Nixdorf shares that are held as business assets will apply correspondingly (see “24.2.2.1.2 Wincor Nixdorf Shares Held As Business Assets by Individual Shareholders (Sole Proprietors)” below).

24.2.2.1.2	Wincor Nixdorf Shares Held As Business Assets by Individual Shareholders (Sole Proprietors)

For individuals with a German tax residency and holding Wincor Nixdorf shares as business assets, the exchange of Wincor Nixdorf shares for Diebold Common Shares in the combined cash and Exchange Offer will constitute a taxable event. Generally, 60% of capital gains derived from the exchange of Wincor Nixdorf shares (i.e., the market value of the Diebold Common Shares plus the Cash Component minus the disposal and acquisition costs) are taxable at the personal income tax rate (plus solidarity surcharge of 5.5% thereon and church tax, if any).

Correspondingly, only 60% of the business expenses related to such a gain (subject to general restrictions on deductions, if any) and only 60% of any capital loss are tax deductible.

If the Wincor Nixdorf shares are attributable to a permanent establishment of a trade business in Germany, 60% of the capital gains are also subject to trade tax (Gewerbesteuer). However, up to a certain threshold and depending on the local trade tax rate of the municipality in which the trade business is operated all or part of the trade tax is credited against the shareholder’s income tax liability.

The rules discussed in this section also apply if a shareholder, or in the case of a gratuitous acquisition the shareholder’s legal predecessor, directly or indirectly has held at least 1% of the share capital of Wincor Nixdorf at any time during the five years preceding the exchange of Wincor Nixdorf shares for Diebold Common Shares. Special rules (i.e. limitation of tax deductibility) apply with regard to capital losses.

24.2.2.1.3	Wincor Nixdorf Shares Held by Corporations

Generally, capital gains recognized by corporations on the exchange of Wincor Nixdorf shares for Diebold Common Shares in the combined cash and Exchange Offer (i.e., the market value of the Diebold Common Shares plus the Cash Component minus the disposal and acquisition costs) are exempt from corporate income tax and trade tax if the Wincor Nixdorf shares are held as business assets attributable to a permanent establishment in Germany. However, 5% of such capital gain is treated as non-deductible business expenses and, as such, subject to corporate income tax (plus solidarity surcharge of 5.5% thereon) and trade tax. Losses from the exchange of Wincor Nixdorf shares and any other profit reductions related to the exchange are generally not tax deductible.

The 95% tax exemption rule also applies to a cash compensation received in the context of the exchange of shares.

Special rules apply to shareholding companies that are active in the financial and insurance sectors and to so-called financial enterprises (Finanzunternehmen) (see section “24.2.4 Special Treatment of Companies in the Financial and Insurance Sectors and Pension Funds”).

24.2.2.1.4	Wincor Nixdorf Shares Held by Partnerships

If the shareholder is a partnership engaged or deemed to be engaged in a trade or business (commercial partnership (Mitunternehmerschaft)), income tax or corporate income tax, as the case may be, is assessed at the level of each partner rather than at the level of the partnership. The taxation of each partner depends on whether the partner is subject to income tax or corporate income tax.

If the partner is subject to corporate income tax, capital gains from the exchange of Wincor Nixdorf shares are, in general, effectively 95% tax exempt (see section “24.2.2.1.3 Wincor Nixdorf Shares Held by Corporations” above).

If the partner is subject to income tax, 60% of the capital gains from the exchange of the Wincor Nixdorf shares are taxable (see “24.2.2.1.2 Wincor Nixdorf Shares Held As Business Assets by Individual Shareholders (Sole Proprietors)” above).

In addition, if the Wincor Nixdorf shares are attributable to a permanent establishment of the commercial partnership in Germany, any capital gain from their exchange is subject to trade tax at the level of the partnership, with 60% of the gain being subject to trade tax to the extent that the partners are individuals and 5% to the extent that the partners are corporations. In the case of partners who are individuals, up to a certain threshold and depending on the local trade tax rate of the municipality in which the trade business is operated all or part of the trade tax is credited against their income tax liability.

With respect to the deductibility of business expenses related to the capital gains and the deductibility of capital losses for income tax or corporate income tax purposes, as the case may be, the rules outlined above apply to the partners accordingly.

If the shareholder is a partnership which is neither engaged nor deemed to be engaged in a trade or business, each partner is taxed as though he held his share directly (see section “24.2.2.1.1 Wincor Nixdorf Shares Held as Private Assets”, “24.2.2.1.2 Wincor Nixdorf Shares Held As Business Assets by Individual Shareholders (Sole Proprietors)” and “24.2.2.1.3 Wincor Nixdorf Shares Held by Corporations”).

24.2.2.2	Wincor Nixdorf Shareholders with Tax Residency Outside Germany

Capital gains realized on the exchange of Wincor Nixdorf shares pursuant to the Exchange Offer (i.e., the market value of the Diebold Common Shares plus the Cash Component minus the disposal and acquisition costs) are subject to a limited tax liability in Germany to the extent that the shares are held as part of business assets in Germany (that is, attributable to a permanent establishment or to business assets for which a permanent representative in Germany has been appointed), the provisions outlined above with respect to the taxation of shareholders that are German tax residents principally apply accordingly. The withholding tax and solidarity surcharge that is withheld at source and remitted to the German tax authorities will be credited towards the shareholder’s income tax or corporate income tax liability or refunded in the amount of any excess paid.

Otherwise, capital gains realised by shareholders that are not German tax residents are taxable in Germany only if the shareholder making the disposal—or, in the event of shares acquired without consideration, their legal predecessor—held a direct or indirect stake of at least 1% in Wincor Nixdorf’s share capital at any time in the five years preceding the disposal. As a general rule, double taxation treaties concluded by Germany often provide for full exemption from German taxation in such cases and assign fiscal jurisdiction to the shareholder’s country of residence. The German tax authorities have ruled that generally no withholding tax needs to be deducted by a Domestic Paying Agent in such cases (see Federal Ministry of Finance, decree as of January 18, 2016, docket number IV C 1—S 2252/08/10004:017, document number 2015/0468306, marginal number 315). Therefore, the Domestic Paying Agent should be under no legal obligation to withhold withholding taxes for Wincor Nixdorf shareholders with tax residency outside Germany. However, if the capital gain is subject to tax in Germany, the shareholder is required to file a tax return and pay such taxes. Filing obligations may have to be complied with even in case the capital gain is not subject to tax in Germany.

The German tax authorities treat the Cash Component of the Exchange Offer payable to Wincor Nixdorf shareholders that are not German tax residents and that have held throughout at least a five year period preceding the exchange of their Wincor Nixdorf shares for Diebold Common Shares less than 1% in the share capital of Wincor Nixdorf on the respective Wincor Nixdorf shareholders’ level as follows: According to a recently published statement of the German Federal Ministry of Finance the German tax authorities will treat the Cash Component as dividend income in the meaning of Section 20 para. 4a sentence 2 of the German Income Tax Act (Einkommensteuergesetz). For purposes of the limited tax liability in Germany the German tax authorities will not assess such deemed dividend in the meaning of Section 20 para. 4a sentence 2 of the German Income Tax Act (Einkommensteuergesetz) as taxable dividend income in the meaning of Section 49 para. 1 sentence 1 number 5 sentence 1 lit. a) of the German Income Tax Act (Einkommensteuergesetz) (see Federal Ministry of Finance, letter as of December 18, 2015, docket number IV C 1—S 2252/15/10025:001, document number 2015/1121871). Consequently, such Wincor Nixdorf shareholders that are not German tax residents and holding the shares not as part of business assets in Germany are not subject to German taxation with the Cash Component of the Exchange Offer . Correspondingly, Domestic Paying Agents, if involved, are not required to withhold withholding tax and solidarity surcharge at an aggregate rate of 26.375% (plus church tax, if any) from the Cash Component of the Exchange Offer as in general no withholding needs to be made in case of capital investment income of foreign tax residents that is not subject to German taxation within the scope of the limited tax liability (see Federal Ministry of Finance, letter as of December 18, 2015, docket number IV C 1—S 2252/15/10025:001, document number 2015/1121871, and Federal Ministry of Finance, decree as of January 18, 2016, docket number IV C 1—S 2252/08/10004:017, document number 2015/0468306, marginal numbers 313 and seq.).

24.2.3	Taxation of Diebold Shareholders Tax-Resident in Germany

24.2.3.1	Taxation of Diebold Shareholders Tax-Resident in Germany related to the Exchange Offer

No tax charge arises in Germany for current Diebold shareholders in regards of their holdings in Diebold Common Shares in connection with the Exchange Offer to Wincor Nixdorf shareholders.

24.2.3.2	Taxation of Dividend Income on Diebold Common Shares

24.2.3.2.1	General Rules for the Taxation of Dividend Income of Diebold Shareholders Tax Resident in Germany

For individuals who are tax resident in Germany (generally, individuals whose domicile (Wohnsitz) or habitual abode (gewöhnlicher Aufenthalt) is located in Germany) and who hold the shares as private assets (Privatvermögen), the flat tax rate of 25% plus 5.5% solidarity surcharge thereon (in total: 26.375%, and if applicable, church tax) applies. Shareholders may apply to have their capital investment income assessed in accordance with the general rules and with an individual’s personal income tax rate if this would result in a lower tax burden. In this case, the base for taxation would be the gross dividend income less the savers’ allowance of €801 (€1,602 for married couples and registered partners filing jointly), with no deduction for costs actually incurred to generate the capital investment income.

If the shares form part of a shareholder’s domestic business assets, taxation of the dividends depends upon whether the shareholder is a corporation, sole proprietor or commercial partnership (Mitunternehmenschaft).

Dividends received by corporations resident in Germany are generally at their gross amount subject to corporate income tax (plus solidarity surcharge) and trade tax. Actual business expenses incurred to generate the dividends may be deducted. However, a 95% exemption from corporation income tax (and solidarity surcharge) applies if the shareholding corporation has held on the beginning of the calendar year in which the dividend is distributed at least 10% of Diebold’s registered capital and a 95% exemption from trade tax applies if the shareholding corporation has held on the beginning of the calendar year in which the dividend is distributed at least 15% of Diebold’s registered capital. In addition, subject to the 10% minimum participation requirement being fulfilled an exemption from German taxation under the U.S. Treaty may apply.

If the shares are held as part of the business assets of a sole proprietor (individual), with his tax domicile in Germany, 40% of the dividend is tax exempt and 60% of the dividend is taxable (so-called partial-income method—Teileinkünfteverfahren). Only 60% of the expenses economically related to the dividends is tax-deductible. The partial-income method will also apply when individuals hold the shares indirectly through a partnership (with the exception of personal investors who hold their shares through an asset management partnership (vermögensverwaltende Personengesellschaft) which is not a deemed commercial partnership). If the shares form part of the business assets of a domestic permanent establishment of a trade, the full amount of the dividend income (after deduction of business expenses that stand in economic relation to the dividends) is generally also subject to trade tax, unless certain exceptions apply. However, up to a certain threshold and depending on the local trade tax rate of the municipality in which the trade business is operated all or part of the trade tax is credited against the sole proprietor’s respectively the shareholder’s income tax liability.

Special rules apply to companies active in the financial and insurance sectors as set forth below (see section “24.2.4 Special Treatment of Companies in the Financial and Insurance Sectors and Pension Funds”).

German withholding tax on dividends distributed with respect to the Diebold Common Shares applies in particular in case (i) the shares are permitted for, and held in, a joint custody (Sammelverwahrung) in Germany by a German securities clearing and deposit bank (Wertpapiersammelbank) or (ii) dividends are paid against dividend coupons (Dividendenscheine), and in each of the cases referred to under (i) or (ii) above, the shares are held in safekeeping or administered by a Domestic Paying Agent. The withholding tax is generally satisfied by the Domestic Paying Agent who withholds taxes in the amount of 25% (plus the 5.5% solidarity surcharge and church tax, if any) on the dividends and remits them to the tax authorities.

24.2.3.2.2	German Taxation of Dividend Income from Diebold Common Shares for German U.S. Treaty Beneficiaries

Under certain circumstances, tax residents of the Federal Republic of Germany for purposes of the Agreement between the Federal Republic of Germany and United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008) (the “U.S. Treaty”), who are fully eligible for benefits under the U.S. Treaty (the “German U.S. Treaty Beneficiaries”) may be eligible for a German tax credit:

Pursuant to the U.S. Treaty, the German U.S. Treaty Beneficiary may credit United States Federal income tax withheld (see “24.1.3.1.1 Dividends” for further information) up to an amount of 15% of the gross dividends (and up to 5% in case of Diebold shareholders holding more than 10% of Diebold’s common stock) from his or her German income tax respectively corporate income tax.

Irrespective of a German tax credit in case of German corporations and subject to the 10% minimum participation requirement being fulfilled an exemption from German taxation under the U.S. Treaty may apply.

Special rules apply, amongst others, to pension funds and certain other tax-exempt investors.

24.2.3.3	Taxation of Capital Gains on the Disposal of Diebold Common Shares

For holders of Diebold Common Shares tax-resident in Germany, the general principles as stated below apply:

Gains on the sale of Diebold Common Shares that are held as private assets by shareholders with a tax domicile in Germany, and which were acquired after December 31, 2008, are generally taxable regardless of the length of time held. The tax rate is (generally) a uniform 25% plus the 5.5% solidarity surcharge thereon (as well as church tax, if any). Losses on the sale of such shares can only be used to offset gains made on the sale of shares during the same year or in subsequent years.

If the shares were acquired and were held in safekeeping or administered by a Domestic Paying Agent, or if a Domestic Paying Agent carries out the sale of the shares and disburses or credits the sales proceeds, the tax on the sale is generally satisfied by the Domestic Paying Agent who withholds taxes in the amount of 25% (plus the 5.5% solidarity surcharge and church tax, if any) on the capital gain from the sales proceeds and remits them to the tax authorities. If the shares were held in safekeeping or administered by the respective Domestic Paying Agent as of their acquisition, the amount of tax withheld is generally based on the difference between the proceeds from the sale, after deducting expenses that stand in direct relation to the sale, and the amount paid to acquire the shares. However, the withholding tax rate of 25% (plus the 5.5% solidarity surcharge thereon and church tax, if any) will be applied to 30% of the gross sales proceeds if the shares were not administered by the same custodian bank since acquisition and the original cost of the shares cannot be verified or such verification is not valid. In this case, the shareholder is entitled to verify the original costs of the shares in his annual tax return.

Shareholders can apply to have gains on the sale of their shares taxed in accordance with the general rules for determining an individual’s tax bracket, rather than the system of final taxation if that would result in a lower tax burden. The base for taxation would be the gross income less the savers’ allowance of €801 (€1,602 for married couples and registered partners filing jointly), with no deduction for costs actually incurred to generate the income. Any tax already withheld would be credited against the income tax so determined and any overpayment refunded.

Notwithstanding the foregoing, if a shareholder or, in the case of a gratuitous transfer, any of the shareholder’s legal predecessors held, directly or indirectly, at least 1% of Diebold’s share capital at any time during the five years preceding the sale, the capital gains on the sale of shares realized by such shareholder will be subject to the partial-income method and not the final flat tax, with the result that 60% of the capital gains on the sale of shares will be taxable at the individual’s personal income tax rate, and 60% of the expenses economically related to the capital gains will be deductible.

When a Domestic Paying Agent is involved, gains on the sale of shares held as business assets are generally subject to withholding tax to the same extent as for a shareholder whose shares are held as private assets. However, the Domestic Paying Agent may refrain from withholding the withholding tax if (i) the shareholder is a corporation, association (Personenvereinigung) or estate (Vermögensmasse) with its tax domicile in Germany, or (ii) the shares form part of the shareholder’s domestic business assets, and the shareholder informs the paying agent of this on the officially prescribed form and meets certain additional prerequisites. If the Domestic Paying Agent nevertheless withholds withholding taxes, the withholding tax withheld and remitted (including solidarity surcharge) will be credited against the shareholder’s income tax or corporate income tax liability and any excess amount will be refunded.

If the shares form part of a shareholder’s business assets, final taxation of the capital gains realized will then depend upon whether the shareholder is a corporation, sole proprietor or partnership.

In general, capital gains recognized on the sale of shares by corporations domiciled in Germany are 95% exempt from corporate income tax (including the solidarity surcharge) and trade tax, irrespective of the stake represented by the shares and the length of time the shares are held. However, 5% of the capital gains is treated as a non-deductible business expense and, as such, is subject to corporate income tax (plus the solidarity surcharge) and to trade tax. Losses from the sale of shares and any other reductions in profit do not qualify as tax-deductible business expenses.

If the shares form part of the business assets of a sole proprietor (individual) who is a tax resident of Germany, 60% of the capital gains on their sale is subject to the individual’s tax bracket plus the solidarity surcharge (partial-income method). Similarly, only 60% of losses from such sales and 60% of expenses economically related to such sales are deductible. If the shares are attributable to a permanent establishment in Germany, 60% of the capital gains are also subject to trade tax. Up to a certain threshold and depending on the local trade tax rate of the municipality in which the trade business is operated all or part of the trade tax is credited against the shareholder’s income tax liability.

Special rules apply to capital gains realized by companies active in the financial and insurance sectors, as well as by pension funds as set forth below (see section 24.2.4 Special Treatment of Companies in the Financial and Insurance Sectors and Pension Funds”).

24.2.3.4	German Controlled Foreign Corporation Rules (Außensteuergesetz)

Tax residents of Germany will have to include in their income distributed and undistributed earnings of a foreign company in which they hold shares if the foreign company qualifies as a low taxed controlled foreign corporation (“CFC”) for German tax purposes. The (partial) exemption of dividends from German tax does not apply to these amounts. A foreign company generally qualifies as a CFC if the majority of its shares is held by German tax residents and certain expatriates and further requirements are met. However, with regard to certain passive portfolio income (Zwischeneinkünfte mit Kapitalanlagecharakter) of a foreign company (including, among other things, interest and capital gains from the disposal of financial instruments but excluding dividends received), the German shareholders will be required to include these amounts into income on a pro rata basis regardless of whether the majority of the shareholders is tax resident in Germany. The inclusion will take place if the passive portfolio income of Diebold (as determined under German tax accounting principles) is subject to U.S. income tax of less than 25%. However, a German tax resident shareholder may escape such taxation of undistributed earnings if such shareholder holds less than 1% of the issued share capital of Diebold and can either show to the satisfaction of the German tax authorities that (1) less than 90% of Diebold’s income is passive portfolio income or (2) that regular and substantial trading in Diebold’s main class of shares takes place at a recognized stock exchange. Further with respect to income other than the aforementioned passive portfolio income, if Diebold was in a position to demonstrate that it actually performed business activities in the United States of America, a German shareholder should not be required to include the respective income items in his German tax return as income from CFC.

24.2.3.5	Inheritance and Gift Tax

The transfer of Diebold Common Shares to another person upon death or as a gift is generally subject to German inheritance or gift tax in the following circumstances:

(i)	the place of residence, customary place of abode, place of management or registered seat of the testator, the donor, the heir, the donee or another acquirer is, at the time of the asset transfer, in Germany, or such person, as a German national, has not spent more than five consecutive years outside of Germany without having a place of residence in Germany (this term is extended to ten years for German expatriates); or

(ii)	the testator’s or donor’s shares were part of business assets for which there was a place of business in Germany or for which a permanent representative was appointed.

The small number of double taxation treaties regarding inheritance and gift tax that Germany has concluded to date generally provide for German inheritance or gift tax only to be levied in the cases under (i) and, subject to certain restrictions, in the cases under (ii). Special arrangements apply to certain German nationals and former German nationals living outside Germany.

24.2.4	Special Treatment of Companies in the Financial and Insurance Sectors and Pension Funds

If financial institutions (Kreditinstitute) or financial services providers (Finanzdienstleistungsinstitute) hold or sell shares that are allocable to their trading book (Handelsbuch) pursuant to Section 1a of the German Banking Act (Gesetz über das Kreditwesen), they will not be able to have 60% of their gains exempted from taxation nor be entitled to the 95% exemption from corporate income tax (plus solidarity surcharge) and trade tax, if applicable. Thus, dividend income and capital gains are fully taxable. The same applies to shares that are acquired by a financial enterprise (Finanzunternehmen) within the meaning of the German Banking Act (Gesetz über das Kreditwesen) for purposes of realizing short-term gains from proprietary trading, and to shares held through a permanent establishment in Germany by financial institutions, financial services providers and financial enterprises with their registered office in another member state of the European Union or another contracting party to the European Economic Area Agreement. Likewise, the tax exemption described earlier with respect to corporations for dividend income and capital gains from the sale of shares does not apply to shares that qualify as a capital investment in the case of life insurance and health insurance companies, or those which are held by pension funds.

24.2.5	Other Taxes

No German capital transfer tax, value added tax (VAT), stamp duty or similar taxes are levied on the purchase or disposal of shares or other forms of share transfer. Wealth tax is currently not levied in Germany. However, an entrepreneur can opt to pay value added tax on the sale of shares, despite being generally exempt from value added tax, if the entrepreneur has attributed the respective shares to its business and if the shares are sold to another entrepreneur for purposes of the respective entrepreneur’s business.

On January 22, 2013, the Council of the EU approved the resolution of the ministers of finance from eleven member states (including Germany) to introduce a financial transaction tax within the framework of enhanced cooperation. On February 14, 2013, the European Commission accepted the Proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax. The plan focuses on levying a financial transaction tax of 0.1% (0.01% for derivatives) on the purchase and sale of financial instruments. The recommendation of the Commission requires however further negotiation among the participating member states and the extent of the application of such a financial transaction tax as well as its implementation date is currently unknown. The negotiations among the member states considering to implement a financial transaction tax are still pending and have not brought any reliable result so far. Whether and when the financial transaction tax will be implemented remains to be seen.

25. CORPORATE GOVERNANCE STRUCTURE OF DIEBOLD AFTER THE BUSINESS COMBINATION

25.1	Board of Directors of Diebold Following the Proposed Business Combination

Immediately following the closing of the Offer, Diebold will expand the size of its board of directors to an overall number of 13 board members and appoint Dr. Alexander Dibelius, chairman of the supervisory board of Wincor Nixdorf AG, Dr. Dieter Düsedau, member of the supervisory board of Wincor Nixdorf AG, and Mr. Eckard Heidloff, chief executive officer of Wincor Nixdorf AG, to the Diebold board of directors. Mr. Heidloff will resign from the Diebold board of directors upon a termination of his service as president of Diebold, Inc. and membership on Wincor Nixdorf AG’s management board. For more information on the potential directors, see the section of this Prospectus titled “28.1 Directors and Senior Executives of Wincor Nixdorf.” For more information on Diebold’s board of directors, see the section of this Prospectus titled “21.2 Directors.” For a more detailed discussion of the governance and management of the combined Diebold and Wincor Nixdorf contemplated by the Business Combination Agreement, see the section of this Prospectus titled “13.7.11 Governance and Management of the Combined Diebold and Wincor Nixdorf.”

25.2	Executive Officers of Diebold Following the Proposed Business Combination

As promptly as practicable after the Closing Date, Diebold will install an executive committee of eight members with equal representation of executives from Diebold and Wincor Nixdorf. Pursuant to the Business Combination Agreement, the executive committee will include Mr. Mattes, the chief executive officer of Diebold and Mr. Chapman, the chief financial officer of Diebold. In addition, Diebold has agreed to appoint Mr. Heidloff as president of Diebold upon his joining the Diebold board of directors and to appoint Dr. Jürgen Wunram, chief financial officer of Wincor Nixdorf, as chief integration officer and senior vice president of retail, Mr. Olaf Heyden, executive vice president of Wincor Nixdorf, as head of services, and Dr. Ulrich Näher, senior vice president of Wincor Nixdorf, as head of systems, following the Closing Date. Each of Messrs. Heidloff, Heyden, Dr. Wunram and Dr. Näher will serve on the executive committee upon appointment and shall be executive officers of Diebold. For more information on the potential executive officers, see the section of this Prospectus titled “28.1 Directors and Senior Executives of Wincor Nixdorf.” For more information on Diebold’s executive officers and potential executive officers, see the section of this Prospectus titled “21.6 Executive Officers” and “21.8 Prospective Senior Executive of Diebold, Inc.” For a more detailed discussion of the governance and management of the combined Diebold and Wincor Nixdorf contemplated by the Business Combination Agreement, see the section of this Prospectus titled “13.7.11 Governance and Management of the Combined Diebold and Wincor Nixdorf.”

25.3	Supervisory Board of Wincor Nixdorf Following the Proposed Business Combination

Pursuant to the terms of the Business Combination Agreement, Wincor Nixdorf will use its reasonable efforts to ensure that, after the Closing Date, three of the currently appointed members of the supervisory board of Wincor Nixdorf will resign from their positions. The other members of the supervisory board of Wincor Nixdorf will continue to hold their positions.

26. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF WINCOR NIXDORF

The following discussion should be read in conjunction with the consolidated financial statements of Wincor Nixdorf AG (in the following Wincor Nixdorf is also described as the “Wincor Nixdorf Group”) included elsewhere in this Prospectus. Wincor Nixdorf AG’s consolidated financial statements and the financial information discussed herein have been prepared in accordance with IFRS as adopted by the IASB.

26.1	Overview

Wincor Nixdorf believes it is one of the world’s leading providers of IT solutions and services to retail banks and the retail industry. Wincor Nixdorf provides hardware, software, IT services and consulting services to the banking and retail sectors, focusing on business processes optimization and efficient workflow in branch operations. Wincor Nixdorf also applies its expertise to related industries such as postal services and service station networks.

Wincor Nixdorf generates approximately two-thirds of its net sales from the banking sector and approximately one-third from the retail sector. Software and services account for over half of all company revenue, while the rest is attributable to hardware sales. Wincor Nixdorf generates most of its revenue in Europe (68.1 percent during the year ended September 30, 2015), which Wincor Nixdorf considers its domestic market. The Asia/Pacific/Africa region accounted for 19.8 percent and the Americas accounted for 12.1 percent of Wincor Nixdorf’s revenue during the year ended September 30, 2014.

Wincor Nixdorf operates in over 130 countries around the world, directly or through its partners, and has more than 9,000 employees worldwide, with more than half employed in Europe. Wincor Nixdorf owns production sites in Germany and China and conducts research and development primarily in Germany, Austria, Poland, Singapore, and China.

Wincor Nixdorf AG, the parent company of the Wincor Nixdorf Group, is registered in Paderborn, Germany. The stock of Wincor Nixdorf AG is listed on the Frankfurt Stock Exchange in the Prime Standard segment and is part of the MDAX. Wincor Nixdorf’s website is www.wincor-nixdorf.com. Information contained on the website is not incorporated into this Prospectus.

In October 2015, Wincor Nixdorf acquired 100 percent of the shares in Brink’s Nederland B.V. (“Brink’s Netherlands”). Brink’s Netherlands was spun off by its American parent company in 2014 and has operated since then as an independent company. Wincor Nixdorf acquired the business, infrastructure and employees of Brink’s Netherlands and is integrating them with the business of SecurCash, its subsidiary specialized in cash management and cash logistics.

26.2	Acceleration of Transition to Software and IT Services Company

Wincor Nixdorf AG initiated a fundamental realignment of its activities in the second quarter of its fiscal year ended September 30, 2015. In doing so, Wincor Nixdorf sought to address the deteriorating business conditions in key emerging markets such as Russia and China as well as the sluggish recovery in investment spending throughout Europe. Another factor necessitating realignment was the continuing erosion of prices in Wincor Nixdorf’s hardware business. At the same time, developments associated with the trend towards digitalization embraced by both banks and retailers added to the momentum of change, with software and high-end service solutions playing a prominent role and opening up opportunities for growth.

The process of realignment and restructuring under Wincor Nixdorf’s Delta Program seeks to evolve Wincor Nixdorf into a software and IT services company with attractive margins. Wincor Nixdorf plans to step up its efforts to expand Wincor Nixdorf’s software activities and further strengthen its services business. In the hardware business, Wincor Nixdorf plans to adjust the vertical range of Wincor Nixdorf’s value chain with regard to development activities as well as its global production and supply chain. As a further strategic measure, new avenues are to be opened for business centered around mobile and cashless payment solutions, which has been developing very successfully to date.

The aim of these realignment and restructuring activities is to achieve an additional positive annual effect on earnings equivalent to €120 million in the year ending September 30, 2018. In the next two fiscal years, the aim of these activities is to generate positive earnings effects of €40—50 million in the year ending September 30, 2016 and €80–100 million in the year ending September 30, 2017. By contrast, expenses are expected to total €120 million, of which €80 million was attributable to the year ended September 30, 2015 and €40 million is expected to be incurred during the year ending September 30, 2016.

In implementing the program, Wincor Nixdorf intends to reduce its headcount by around 1,100 (approximately 12 percent of its workforce as of September 30, 2014) over the next three fiscal years. This will affect around 500 jobs in Germany as well as 250 in other European countries. Wincor Nixdorf is planning redundancies as well as transfers to outsourcing-based employment structures. Wincor Nixdorf-wide reduction in personnel levels will contrast, in the coming years, with staff upsizing in the growth areas of software and IT services.

26.2.1	Revised Strategic Course of Action for Software, IT Services, and Hardware

Wincor Nixdorf’s software and services lines of business have each doubled their net sales in the last ten years and, collectively, these two lines of business currently account for well in excess of half of Wincor Nixdorf’s net sales. Given the growing importance of software and high-end IT services, coupled with the growth potential that this is generating for Wincor Nixdorf, Wincor Nixdorf intends to pursue these two areas of business principally through a combination of additional investment and restructuring of existing capacities at both a staffing and operational level.

The hardware business, by contrast, is to be thoroughly redimensioned, while still remaining an important pillar of Wincor Nixdorf’s business. The strategy is to concentrate increasingly on the final production of systems as well as on core competencies in the field of technology. Wincor Nixdorf intends to reduce the vertical range of manufacture at its own sites and increase its sourcing rate from countries with more favorable cost structures. Having already managed to downscale by 25 percent, Wincor Nixdorf is aiming to reduce its own production capacity by a further 25 percent moving forward. With regard to the development of new hardware, Wincor Nixdorf will continue to open up to business partnerships and collaborative activities with other companies. This strategy includes the original equipment manufacturer (“OEM”) distribution of core technologies and the OEM procurement of niche technologies. In this context, the level of internal development resources is to be adapted to the new product strategy.

26.2.2	Acceleration of Growth in the Software Business and Associated Professional Services

In order to increase the speed of growth, Wincor Nixdorf plans to double the number of personnel in software sales as well as staffing levels in software development. This is to be complemented by an increase in professional services personnel. Overall, Wincor Nixdorf’s goal is to increase net sales from software by capitalizing on trends in the market, such as the increasing levels of digitalization.

26.2.3	Expansion of High-end IT Services for Operations Management such as Managed Services and Outsourcing

The current business strategy within the area of IT services will continue to focus on growth in product-related services. In parallel, Wincor Nixdorf will seek to expand managed as well as outsourcing services at attractive growth rates. In order to achieve these targets, resources are to be expanded on the basis of nearshoring as well as through an even more extensive use of automation technology.

26.2.4	Fundamental Realignment of Hardware Strategy

Having already reduced its in-house production capacities by a quarter, Wincor Nixdorf intends to scale back in-house production activities by 25 percent. Wincor Nixdorf plans to concentrate to a larger extent on the final assembly of systems and to increase sourcing activities from countries with a better cost structure in order to reduce its own vertical range of manufacturing. Wincor Nixdorf is also looking to increase collaborative activities with other companies and partners. This strategy includes the distribution by OEM of core technologies and the OEM procurement of niche technologies. In line with the new approach of no longer performing the majority of its research and development activities within Wincor Nixdorf, Wincor Nixdorf currently intends to reduce staffing levels of in-house developers in order to facilitate Wincor Nixdorf’s transition towards software.

26.3	Research and Development

Research and development focuses on innovation in high-end automation technology and software as well as security software to protect systems against attacks from malware. One of Wincor Nixdorf’s core fields of expertise is high-end automation technology based in large part on sophisticated hardware and software. Integrated solutions comprising systems, software and IT services are expected to play a key role in the ongoing trend toward digitalization that characterizes the business operations of retail banks and retailers, above all with regard to new omni-channel concepts, branch and store transformation projects, the wide-ranging automation of payment processes, and the introduction and handling of new cashless payment systems based on cards and cellphones.

During the year ended September 30, 2015, Wincor Nixdorf significantly restructured its international research and development operations. The main goal was to concentrate the research and development employees for software support and testing at fewer locations, and Wincor Nixdorf designated its sites in the Czech Republic and Poland as new priority hubs. This involved moving posts mainly based in Western European countries to these new locations. In addition to Germany, Wincor Nixdorf has research and development facilities in Poland, Austria, the Czech Republic, Singapore, and China.

The focus of Wincor Nixdorf’s research and development activities in the coming years will be on the software business. In addition to further increasing capital expenditures on research and development, Wincor Nixdorf is planning to expand its portfolio of cashless and mobile payment solutions.

The total number of active commercial patents was 1,678 at September 30, 2015, compared to 1,610 at September 30, 2014.

26.4	Trends

Banks and retail companies further expanded their capital expenditures on information technology in the year ended September 30, 2015. According to data provided by independent sources, global expenditures within the banking sector rose by 4.2 percent during the course of calendar years 2014 to 2015 and retail companies increased their investments in IT by 3.5 percent year over year. Investment spending by banks rose to €319.9 billion in absolute terms, while expenditures by retailers grew to €130.1 billion according to independent sources. In both industries growth rates within the category of software and professional services were significantly higher than those in the area of hardware.

Despite the current low interest rate environment around the world, the profitability of the global retail banking industry has improved compared with 2014. This is demonstrated by the Boston Consulting Group’s (BCG) Retail Banking Performance Index, which tracks the income and earnings of 30 leading retail banks in Europe, North America, and Australia. The recovery in Europe’s retail banking market after the banking crisis is proving slow. Retail banks continue to wrestle with substantial cost pressures as a result of low interest rates and excess capacity in their branch operations. Only a few have managed to establish new sources of revenue or become more cost-efficient. Other independent studies highlight differences in regional performance among European banks.

Whichever market they operate in, however, all banks face the challenge of adapting their business models to the digital age. Banks need to realign their business models to the digital age and in doing so develop new sources of revenue and seize opportunities to increase their income. They need to subject their business models to a thorough review and give serious thought to opportunities for mergers and acquisitions. In order to gear their business models to the needs of the digital age, banks need to give top priority to measures designed to link up their digital and conventional channels. To this end, the banks need to introduce new branch formats with integrated digital technologies that enhance customer service and make it easier for users to access and carry out transactions. And finally, in order to reduce their costs, banks need to adopt straight-through-processing for transactions in both their conventional and digital channels.

In the global retail industry, independent studies show that it is primarily established retailers that are coming under increasing cost pressure. Accordingly, they need to ensure that spending on IT is as cost-efficient as possible in order to meet the challenge of growing competition—especially from purely online retailers and new competitors (e.g., from the emerging markets). In this context, three main challenges are considered to be crucial for retailers. The first of these is a dramatic change in the way people buy retail goods. Consumers are increasingly turning to digital sales channels. Second, although stationary outlets are still an important point of contact for customers, they are gradually taking on a more presentational role that offers shoppers a distinctive retail experience. Third, changing lifestyles and work patterns mean that retailers need to be more flexible when it comes to where and how they supply or deliver goods to their customers. Furthermore, international retailers must insure that their IT strategies are flexible enough to facilitate rapid market entry (or exit) at any time. According to independent sources, retailers are increasingly prioritizing their IT departments, whose role continues to evolve to a strategic facilitator of change.

The fiscal period under review was dominated by a loss in forward momentum within the global economy as a whole. Against this backdrop, key economic pundits revised downward their growth forecasts over the course of the year. The International Monetary Fund (“IMF”), for instance, cut its outlook for 2014 on several occasions. In fact, towards the end of the year it lowered its forecast for 2014 by as much as 0.4 percentage points to 3.3 percent compared to the outlook issued in April 2014. The IMF also revised downward its projections for 2015 at the beginning of the 2014/2015 financial year. Having said that, at least its outlook for the year as a whole still pointed to stable growth of 3.8 percent. Within the circle of industrialized nations this growth was to be driven mainly by the United States and the Eurozone. While the IMF expected the United States to maintain its favorable trajectory of growth, it anticipated that the Eurozone’s economy would continue to grow at a slow pace—with the sustained risk of recovery transitioning into stagnation at any time.

Looking towards the emerging markets, the IMF suggested that, for 2015, China would be able to grow by more than 7 percent, while India had the potential to expand by 6 percent having emerged from a period of economic malaise. By contrast, the IMF pointed to severe difficulties for the Russian economy in the wake of sanctions imposed by the West in response to the crisis afflicting Ukraine. At the same time, the IMF raised doubts as to the ongoing performance of Brazil’s economy. In September 2015, the IMF actually considered a further cut in their economic outlook. This was prompted by an unexpectedly sluggish route to recovery for a number of the industrialized nations as well as signs of an impending economic downturn in many of the emerging markets. Wincor Nixdorf had formed considerable expectations of growth for some of the largest emerging markets such as Brazil, Russia, and China. As a result of the challenging environment in these markets, for the fiscal year ended September 30, 2015, net sales in Brazil, Russia and China contributed approximately 8 percent to Wincor Nixdorf’s net sales, a decrease of approximately 4 percent compared to the fiscal year ended September 30, 2014.

Brazil’s economy has taken a severe hit recently. Having generated some growth in 2014, its economy slipped ever-deeper into negative territory over the course of the 2015 calendar year. The recession coincided with a significant depreciation of the real against the U.S. dollar, with the Brazilian currency plummeting by around 39 percent in relation to the U.S. dollar in the fiscal year ended September 30,

2015. Brazil’s stuttering economy had a considerable downside effect on Wincor Nixdorf’s local retail banking business. Local banks are putting on hold key decisions relating to procurement and capital expenditure. This has had a negative impact in particular on the purchase of ATMs.

The Russian economy was also enveloped by a maelstrom that plunged it deeper into crisis in the period under review. This downward trend was influenced mainly by economic sanctions imposed by the Western industrialized nations in response to the conflict between Russia and Ukraine. This was compounded by the plummeting price of oil—a key commodity and source of income for the country. What is more, the oil prices subsequently remained at a low level. As a result, the ruble continued to depreciate relative to the U.S. dollar, the euro, and other currencies. Between the beginning and end of the fiscal year, the ruble lost 40 percent in value against the U.S. dollar alone, which is the principal currency for the majority of contracts entered into with Russian customers. The depreciation of the ruble led to a severe contraction in Wincor Nixdorf’s business. This marked the continuation of a significant downturn triggered two years ago in a Russian market that had previously been extremely buoyant. Major banks and retailers postponed hardware tenders as well as investments in the modernization or further expansion of their branch and store networks to a later stage.

China was faced with a downturn in its economy, the gravity of which became apparent during the fiscal year ended September 30, 2015. This was accompanied by a second factor that had a particularly severe impact on Wincor Nixdorf’s business. Chinese regulators introduced a number of new statutory provisions designed to increase the use of domestic ATM suppliers.

26.5	Results of Operations

The following table and discussion reflect Wincor Nixdorf’s financial performance for the fiscal years ended September 30, 2015, 2014 and 2013.

(Euros in thousands)	Fiscal Year Ended September 30,
	2015	2014	2013
Net sales	€2,426,995	€2,469,418	€2,465,004
Cost of sales	(1,993,415)	(1,925,675)	(1,922,312)

Gross Profit	433,580	543,743	542,692
Research and development expenses	(89,620)	(98,344)	(98,711)
Selling, general and administration expenses	(320,087)	(314,841)	(313,385)
Other operating income	—	25,752	202
Result from equity accounted investments	(2,022)	(1,348)	733

Net profit on operating activities	21,851	154,962	131,531
Finance income	1,469	1,009	1,120
Finance costs	(8,407)	(9,587)	(8,310)

Profit before income taxes	(14,913)	146,384	124,341
Income taxes	(7,141)	(42,284)	(36,492)

Profit for the period	€7,772	€104,100	€87,849

26.5.1	Year Ended September 30, 2015 Compared to the Year Ended September 30, 2014

26.5.1.1	Net Sales

Net sales totaled €2,427 million during the fiscal year ended September 30, 2015, a decrease of 1.7 percent compared to net sales of €2,469 million during the fiscal year ended September 30, 2014. Based on constant currencies, net sales decreased by 4.3 percent period over period. When Wincor Nixdorf uses the term “constant currency,” it means that Wincor Nixdorf has translated financial data for a period into euros using the same foreign currency exchange rates that was used to translate financial data for the previous period. The period over period decline in net sales was primarily attributable to the deterioration of the business environments in Brazil, Russia and China, the cautiousness of retail banks and retailers in their approach to new investment, and the substantial decrease in hardware shipments. While the overall sales volume decreased in Germany and Europe, and was flat in the Americas, sales in Asia/Pacific/Africa increased.

26.5.1.1.1	Net Sales by Segment

Net sales generated in the banking segment increased 1.0 percent to €1,582 million during the fiscal year ended September 30, 2015 compared to net sales of €1,566 million during the fiscal year ended September 30, 2014. This increase was primarily attributable to year over year expansion in software and professional services, as well as improved business in IT services, with both product-related services as well as managed services and outsourcing benefitting. These positive impacts were partly offset by weaker hardware sales especially in China and Russia. Net sales in the retail segment decreased 6.4 percent to €845 million during the fiscal year ended September 30, 2015 compared to net sales of €903 million during the fiscal year ended September 30, 2014. This decrease was primarily attributable to tentative investment spending on the part of large retail companies, particularly in Europe, as well as to lower growth in markets outside Europe.

The banking segment accounted for 65.2 percent of total net sales during the fiscal year ended September 30, 2015 compared to 63.4 percent during the fiscal year ended September 30, 2014. The retail segment contributed 34.8 percent of net sales during the fiscal year ended September 30, 2015, compared to 36.6 percent of net sales during the fiscal year ended September 30, 2014.

26.5.1.1.2	Net Sales by Region

In Germany, net sales for the fiscal year ended September 30, 2015 were €555 million, a decrease of 5.6 percent compared to net sales of €588 million during the fiscal year ended September 30, 2014. Net sales in Germany contributed 22.9 percent to Wincor Nixdorf’s net sales during the fiscal year ended September 30, 2015 compared to 23.8 percent during the fiscal year ended September 30, 2014. This decrease was attributable mainly to weaker retail business compared to the prior year, which had benefitted from several large-scale projects.

Net sales generated in Europe (excluding Germany) during the fiscal year ended September 30, 2015 were €1,097 million, a decrease of 3.9 percent compared to net sales of €1,142 million during the fiscal year ended September 30, 2014. Europe’s (excluding Germany) share of Wincor Nixdorf’s net sales was 45.2 percent during the fiscal year ended September 30, 2015 compared to 46.3 percent during the fiscal year ended September 30, 2014. This decrease was attributable mainly to reduced net sales from business activities in Eastern Europe compared to the prior year, particularly in Russia.

In Asia/Pacific/Africa, net sales increased by 7.9 percent to €480 million during the fiscal year ended September 30, 2015 compared to net sales of €445 million during the fiscal year ended September 30, 2014. The Asia/Pacific/Africa region’s share of Wincor Nixdorf’s total net sales increased to 19.8 percent during the fiscal year ended September 30, 2015 compared to 18.0 percent during the fiscal year ended September 30, 2014. Despite a marked downturn in the Chinese market, Wincor Nixdorf managed to generate forward momentum in the majority of the Asian/Pacific countries.

In the Americas, net sales were €295 million during the fiscal year ended September 30, 2015, which was comparable to net sales of €294 million during the fiscal year ended September 30, 2014. The America’s share of Wincor Nixdorf’s net sales increased to 12.1 percent during the fiscal year ended September 30, 2015 compared to 11.9 percent during the fiscal year ended September 30, 2014. The expansion of European retailers into the United States had prompted particularly large purchase orders in the fiscal year ended September 30, 2014.

26.5.1.1.3	Net Sales by Revenue Stream

Net sales generated from software and services increased by 5.2 percent to €1,412 million during the fiscal year ended September 30, 2015 compared to €1,342 million during the fiscal year ended September 30, 2014. Software and services net sales as a percentage of Wincor Nixdorf net sales increased to 58.2 percent during the fiscal year ended September 30, 2015 compared to 54.4 percent during the fiscal year ended September 30, 2014. This increase in net sales from software and services was due to further increases in software and professional services, and growth of net sales in IT services attributable to more buoyant business with product-related services and managed services.

Net sales generated from hardware decreased 9.9 percent to €1,015 million during the fiscal year ended September 30, 2015 compared to hardware net sales of €1,127 million during the fiscal year ended September 30, 2014. Hardware net sales as a percentage of Wincor Nixdorf’s net sales decreased to 41.8 percent during the year ended September 30, 2015 compared to 45.6 percent during the fiscal year ended September 30, 2014. The decrease in hardware net sales was caused by a number of factors, the three most important being lower sales of banking hardware in key emerging markets, the completion of several large orders during the fiscal year ended September 30, 2014, and the ongoing decline in market prices.

26.5.1.2	Gross Profit

Gross profit during the fiscal year ended September 30, 2015 was €434 million, a decrease of 20.2 percent compared to gross profit of €544 million during the fiscal year ended September 30, 2014. Gross margin (gross profit as a percentage of net sales) decreased by 4.1 percentage points to 17.9 percent during the fiscal year ended September 30, 2015 from 22.0 percent for the fiscal year ended September 30, 2014. Wincor Nixdorf’s cost of sales during the fiscal year ended September 30, 2015 was impacted by expenses of €55 million related to Wincor Nixdorf’s realignment and restructuring program.

26.5.1.3	Selling, General and Administration Expenses

Selling, general and administration expenses during the fiscal year ended September 30, 2015 were €320 million, an increase of €5 million compared to selling, general and administrative expenses of €315 million during the fiscal year ended September 30, 2014. The ratio of selling, general and administrative expenses to net sales increased by 0.6 percentage points to 13.3 percent during the fiscal year ended September 30, 2015 compared to a ratio of 12.7 percent during the fiscal year ended September 30, 2014. The increase in selling, general and administration expenses during the fiscal year ended September 30, 2015 was significantly attributable to expenses of €21 million related to Wincor Nixdorf’s realignment and restructuring program.

26.5.1.4	Research and Development Expenses

Research and development expenses were €90 million during the fiscal year ended September 30, 2015, a decrease of 8.2 percent, or €8 million, compared to research and development expenses of €98 million during the fiscal year ended September 30, 2014. The ratio of research and devlopment expenses as a percentage of net sales was 3.7 percent during the fiscal year ended September 30, 2015 compared to 4.0 percent during the fiscal year ended September 30, 2014.

26.5.1.5	Net Profit on Operating Activities (Operating Profit)

Net profit on operating activities (operating profit) declined by 85.8 percent to €22 million during the fiscal year ended September 30, 2015 compared to operating profit of €155 million during the fiscal year ended September 30, 2014. Operating profit as a percentage of net sales decreased by 5.4 percent to 0.9 percent during the fiscal year ended September 30, 2015 compared to 6.3 percent during the fiscal year ended September 30, 2014. This decrease was primarily attributable to €46 million of charges for employee termination and early retirement benefits incurred during the fiscal year ended September 30, 2015, compared to €6 million of such charges during the fiscal year ended September 30, 2014, as well as higher depreciation, contract termination cost and consulting expenses. In addition, Wincor Nixdorf saw lower volume and a decline in market prices for hardware products during the fiscal year ended September 30, 2015.

Operating profit of €22 million during the fiscal year ended September 30, 2015 consisted of €3 million generated by the banking segment and €19 million generated by the retail segment. Operating profit of €155 million during the fiscal year ended September 30, 2014 consisted of €105 million generated by the banking segment and €50 million generated by the retail segment.

26.5.1.6	Profit

Wincor Nixdorf’s profit for the fiscal year ended September 30, 2015 was €8 million, a decrease of 92.3 percent compared to profit of €104 million during the fiscal year ended September 30, 2014. Profit for the period as a percentage of net sales was 0.3 percent during the fiscal year ended September 30, 2015 compared to 4.2 percent during the fiscal year ended September 30, 2014. The decreased profit for the fiscal year ended September 30, 2015 was significantly influenced by higher charges in the fiscal year ended September 30, 2015 for employee termination, early retirement benefits, contract termination and consulting expenses in a total amount of €80 million and the gain of €26 million from the sale of a building in Singapore in the fiscal year ended September 30, 2014. In addition, Wincor Nixdorf did not recognize certain deferred tax assets in several foreign jurisdictions, primarily China, which caused a higher effective tax rate in the fiscal year ended September 30, 2015.

26.5.2	Year Ended September 30, 2014 Compared to the Year Ended September 30, 2013

26.5.2.1	Net Sales

Net sales totaled €2,469 million during the year ended September 30, 2014 and €2,465 million during the year ended September 30, 2013. On a constant currency basis, the increase in net sales during the year ended September 30, 2014 was 3.3 percent. Net sales in Europe declined year over year but increased in the Americas and the Asia/Africa region, while sales in software and services increased and sales in the retail segment increased.

26.5.2.1.1	Net Sales by Segment

Net sales generated in the banking segment were €1,566 million during the year ended September 30, 2014, a decrease of 3.0 percent compared to the year ended September 30, 2013. Net sales in the retail segment were €903 million during the year ended September 30, 2014, an increase of 6.1 percent compared to the year ended September 30, 2013. The retail segment benefited from efforts by major clients with global business operations to standardize their international IT infrastructures.

The banking segment accounted for 63.4 percent of total net sales during the year ended September 30, 2014 compared to 65.5 percent during the year ended September 30, 2013. The retail segment contributed 36.6 percent of net sales during the year ended September 30, 2014, an increase from 34.5 percent of net sales during the year ended September 30, 2013.

26.5.2.1.2	Net Sales by Region

In Germany, net sales rose by 3.7 percent to €588 million during the year ended September 30, 2014 compared to net sales of €567 million during the year ended September 30, 2013. Germany’s share of the Wincor Nixdorf Group’s total net sales increased to 23.8 percent compared to 23.0 percent during the year ended September 30, 2013.

In Europe (excluding Germany), net sales declined by 6.1 percent to €1,142 million during the year ended September 30, 2014 compared to net sales of €1,216 million during the year ended September 30, 2013. This decrease in net sales was attributable mainly to a downturn in business with Russia, Ukraine and Turkey, as well as to sluggish business conditions in the southern countries of the Eurozone. Europe’s (excluding Germany) share of the Wincor Nixdorf Group’s net sales fell to 46.3 percent during the year ended September 30, 2014 compared to 49.3 percent during the year ended September 30, 2013.

In the Asia/Pacific/Africa region, net sales rose by 6.5 percent to €445 million during the year ended September 30, 2014 compared to net sales of €418 million during the year ended September 30, 2013. While the pattern of growth seen in the Asia/Pacific region in prior years was maintained, business in the Middle East and Africa was adversely affected by political uncertainty in these regions. The overall contribution of Asia/Pacific/Africa to the Wincor Nixdorf Group’s total net sales rose to 18.0 percent during the year ended September 30, 2014 compared to 17.0 percent during the year ended September 30, 2013.

In the Americas, net sales were €294 million during the year ended September 30, 2014, an increase of 11.4 percent compared to net sales of €264 million during the year ended September 30, 2013. The proportion of Wincor Nixdorf Group net sales generated in the Americas increased to 11.9 percent during the year ended September 30, 2014 compared to 10.7 percent during the year ended September 30, 2013. The increase was due to the expansion of Wincor Nixdorf’s software and services business in North America, where significant projects were acquired.

26.5.2.1.3	Net Sales by Revenue Stream

Net sales generated from software and services rose by 4.8 percent to €1,342 million during the year ended September 30, 2014 compared to €1,280 million during the year ended September 30, 2013. This increase in net sales was attributable to increases in net sales from software and higher-end businesses, including professional services, managed services and outsourcing. Net sales associated with product-related services were comparable to the previous year’s performance, as the hardware business especially in the banking segment did not grow as expected. The share of total Wincor Nixdorf Group net sales generated from the software and services business increased to 54.4 percent during the year ended September 30, 2014 compared to 51.9 percent during the year ended September 30, 2013.

Net sales generated from hardware declined 4.9 percent to €1,127 million during the year ended September 30, 2014 compared to €1,185 million during the year ended September 30, 2013. Notwithstanding a significant increase in hardware shipments, the decrease in hardware net sales was primarily due to decreased net sales in the emerging economies of Eastern Europe. The share of total Wincor Nixdorf Group net sales generated from the hardware business declined to 45.7 percent during the year ended September 30, 2014 compared to 48.1 percent during the year ended September 30, 2013.

26.5.2.2	Gross Profit

Gross profit during the year ended September 30, 2014 was €544 million, a slight increase compared to gross profit of €543 million during the year ended September 30, 2013. The increase in volume during the year ended September 30, 2014 was slightly greater than the increase in cost of sales. Gross margin (gross profit as a percentage of net sales) remained constant at 22.0 percent during both fiscal years.

26.5.2.3	Selling, General and Administration Expenses

Selling, general and administration expenses during the year ended September 30, 2014 were €315 million, an increase of €2 million compared to selling, general and administration expenses of €313 million during the year ended September 30, 2013. The slight increase in selling, general and administration expenses during the year ended September 30, 2014 was due to the proportional increase in net sales and gross profit compared to the prior year. Selling, general and administration expenses as a percentage of net sales were 12.7 percent during the year ended September 30, 2014 and 12.7 percent during the year ended September 30, 2013.

26.5.2.4	Research and Development Expenses

Research and development expenses were €98 million during the year ended September 30, 2014, a slight decrease of 1.0 percent, or €1 million, compared to research and development expenses of €99 million during the year ended September 30, 2013. The ratio of research and development expenses as a percentage of net sales remained constant at 4.0 percent during the years ended September 30, 2014 and September 30, 2013.

26.5.2.5	Other Operating Income

The Wincor Nixdorf Group recorded other operating income of €26 million during the year ended September 30, 2014 as a result of the sale of a building at Wincor Nixdorf’s former production site in Singapore. In the year ended September 30, 2013, no significant other operating income was reported.

26.5.2.6	Net Profit on Operating Activities (Operating Profit)

Net profit on operating activities (operating profit) increased by 17.4 percent to €155 million during the year ended September 30, 2014 compared to operating profit of €132 million during the year ended September 30, 2013. Operating profit for the year ended September 30, 2014 included a profit of €20 million generated by the sale of a former production building in Singapore at the end of September 2014 for a sales price of €26 million. This sale led to additional indirect expenses of €6 million for the year ended September 30, 2014.

Operating profit during the year ended September 30, 2014 consisted of €105 million generated by Wincor Nixdorf’s banking segment and €50 million generated by the retail segment. Operating profit during the year ended September 30, 2013 consisted of €103 million generated by Wincor Nixdorf’s banking segment and €29 million generated by the retail segment.

Operating profit as a percentage of net sales increased 0.9 percentage points to 6.3 percent during the year ended September 30, 2014 compared to 5.4 percent during the year ended September 30, 2013.

26.5.2.7	Profit

The Wincor Nixdorf Group’s profit for the year ended September 30, 2014 was €104 million, an increase of 18.2 percent compared to profit of €88 million during the year ended September 30, 2013. The increased profit for the year ended September 30, 2014 was to a large extent due to the profit from the sale of the former production building in Singapore, partially offset by higher finance costs and income tax expenses.

26.6	Liquidity and Capital Resources

Wincor Nixdorf’s liquidity requirements consist mainly of funding its capital expenditures and working capital. Its primary sources of liquidity are cash from operations and available credit lines. Wincor Nixdorf had €494 million of undrawn borrowing facilities as of September 30, 2015 (including €300 million in syndicated credit lines (“Syndicated Loan Facility”) and an additional €194 million in other credit lines). These additional credit lines include a six year loan agreement with the European Central Bank in Luxembourg, entered into in December 2013 (“European Central Bank Facility”). The interest rate for borrowings under this facility is 0.28 percent per annum and is dependent on the three-month EURIBOR. Net debt was €140 million as of September 30, 2015 compared to €126 million as of September 30, 2014.

The Syndicated Loan Facility is governed by a Syndicated Loan Agreement, entered into on December 13, 2011, among Wincor Nixdorf AG as borrower and guarantor and Wincor Nixdorf International GmbH as additional borrower, with Bayerische Landesbank as agent and certain financial institutions as lenders. The Syndicated Loan Facility has a five year maturity. The interest rate for loans under the Syndicated Loan Facility is the aggregate of the applicable margin, EURIBOR or LIBOR and the full amount of mandatory cost. The initial margin is 0.95 percent per annum. However, the applicable margin is calculated on the basis of the ratio of Consolidated Total Net Debt to the Consolidated EBITDA, ranging from 0.650 percent up to 1.250 percent per annum. For any loan made in U.S. dollars, the margin increases by 0.20 percent per annum. Since the Syndicated Loan Agreement was signed in December 2011, Wincor Nixdorf has complied with the covenants thereunder.

At the end of the year ended September 30, 2015, Wincor Nixdorf had undrawn borrowing facilities of €494 million compared to €486 million in the previous year. The Syndicated Loan Facility is terminable by the lenders in the event of a change of control of Wincor Nixdorf. The €194 million in other credit lines are terminable by the lenders thereto on demand.

The ongoing realignment and restructuring initiative entailed cash payments of approximately €30-35 million in the fiscal year ended September 30, 2015 and future cash outflows of approximately €75-80 million after September 30, 2015, primarily for employee termination benefits, early retirement benefits, contract termination costs and consulting expenses, which are expected to be paid mainly in fiscal years 2016 and 2017.

On September 30, 2015, Wincor Nixdorf’s cash, cash equivalents, and current investments were primarily held in euros and U.S. dollars. Wincor Nixdorf is currently not invested in financial assets or instruments and pursues a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments.

Wincor Nixdorf believes that its liquid assets combined with its undrawn credit facilities are sufficient to meet its present operating needs and, together with expected cash flows from operations, will support debt repayments and Wincor Nixdorf’s currently planned capital expenditure requirements over the near term and medium term. It may also be necessary to enter into financing transactions when additional funds are required that cannot be wholly sourced from free cash flow or from existing credit facilities.

The following table and discussion reflect the principal components of Wincor Nixdorf’s cash flows for the years ended September 30, 2015, 2014 and 2013.

	Fiscal Year Ended September 30,
	2015	2014	2013
	(Euros in thousands)
Cash flow from operating activities	€96,902	€84,405	€159,793
Cash flow from investment activities	€(55,382)	€(35,385)	€(50,317)
Cash flow from financing activities	€(71,331)	€(39,749)	€(75,607)
Net change in cash and cash equivalents	€(29,881)	€9,271	€33,869
Cash and cash equivalents at end of period	€37,838	€43,584	€43,174

26.6.1	Year Ended September 30, 2015 Compared to the Year Ended September 30, 2014

26.6.1.1	Cash Flow from Operating Activities

Cash flow from operating activities during the fiscal year ended September 30, 2015 increased by €13 million to €97 million compared to cash flow from operating activities of €84 million during the fiscal year ended September 30, 2014. Cash flow from operating activities increased in spite of significantly lower operating income primarily due to reductions in working capital and noncash charges that affected income. The reduction in working capital was attributable to reductions in inventory caused by a buoyant business at the end to the 2015 fiscal year and the company’s target to optimize stock levels and enhanced collection efforts throughout the period. Payments for interest and income taxes remained almost unchanged.

26.6.1.2	Cash Flow from Investment Activities

Cash outflow from investment activities was €55 million during the fiscal year ended September 30, 2015, compared to cash outflow from investment activities of €35 million during the fiscal year ended September 30, 2014. Cash outflow from investment activities for the fiscal year ended September 30, 2014 included proceeds of €34 million from disposals of property, plant and equipment less €5 million for business combinations. Cash used for capital expenditures on intangible assets, property, plant, and equipment and reworkable service parts was €56 million during the fiscal year ended September 30, 2015, a decrease of €8 million compared the fiscal year ended September 30, 2014.

26.6.1.3	Cash Flow from Financing Activities

Cash outflow from financing activities was €71 million during the fiscal year ended September 30, 2015 compared to cash outflow from financing activities of €40 million during the fiscal year ended September 30, 2014. Cash used in financing activities during the fiscal years ended September 30, 2015 and 2014 included dividend payments of €52 million and €44 million, respectively. In addition, the net amount of loans repaid during the fiscal year ended September 30, 2015 was €15 million; in contrast, a net amount of €10 million was borrowed during the fiscal year ended September 30, 2014.

26.6.2	Year Ended September 30, 2014 Compared to the Year Ended September 30, 2013

26.6.2.1	Cash Flow from Operating Activities

Cash flow from operating activities during the year ended September 30, 2014 decreased by €76 million to €84 million compared to cash flow from operating activities of €160 million during the year ended September 30, 2013, primarily due to higher working capital and income tax payments. Income tax payments reduced cash by €37 million during the year ended September 30, 2014 compared to €15 million during the year ended September 30, 2013. The expansion of working capital led to an additional absorption of funds totaling €50 million during the year ended September 30, 2014 compared to €3 million during the year ended September 30, 2013. The increase in working capital was due to buoyant business especially toward the end of the fiscal year.

26.6.2.2	Cash Flow from Investment Activities

Cash outflow from investment activities was €35 million during the year ended September 30, 2014, €15 million less than the cash outflow for year ended September 30, 2013. The cash outflow for capital expenditure on intangible assets and property, plant, and equipment was €54 million during the year ended September 30, 2014, an increase of €8 million compared to the year ended September 30, 2013. The main emphasis of investments was on IT equipment, specialist tools, software, and licenses. In addition, effective January 2014, as part of its software expansion strategy, Wincor Nixdorf acquired the assets of DATEC Retail Systems a.s. (Zlín, Czech Republic), which led to an investment of €5 million primarily for software products and licenses.

26.6.2.3	Cash Flow from Financing Activities

Cash outflow from financing activities was €40 million during the year ended September 30, 2014 compared to cash outflow from financing activities of €76 million during the year ended September 30, 2013. Cash outflow from financing activities during the years ended September 30, 2014 and 2013 included dividend payments of €44 million and €31 million, respectively. In addition, the net amount of loans borrowed during the year ended September 30, 2014 was €10 million; in contrast, €40 million was used to repay loans during the year ended September 30, 2013.

The full amount of €100 million was fully drawn under the European Central Bank Facility as of September 30, 2014 and € 90 million was used for repayment of financial loans.

As part of the acquisition of the remaining ownership interests in Prosystems IT GmbH, an amount of €2 million was paid to non-controlling shareholders during the year ended September 30, 2014. In addition, other financing activities produced a cash outlay of approximately €4 million in each of the year ended September 30, 2014 and 2013.

26.7	Inflation

Wincor Nixdorf’s statement of comprehensive income (loss) and statement of financial position are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, Wincor Nixdorf believes that the effects of inflation, if any, on Wincor Nixdorf’s statement of comprehensive income (loss) and statement of financial position have been immaterial.

26.8	Off-balance Sheet Arrangements

On September 30, 2015, Wincor Nixdorf did not have any off balance-sheet arrangements except for customs guarantees under €0.1 million and certain derivatives. In addition, Wincor Nixdorf provides guarantees for repayment of customer funds which were at its premises as of September 30, 2015. At the beginning of the following fiscal year, these customer funds are either deposited into the customers’ bank accounts or used for filling ATM cassettes of various banks. Any related claims are not expected as a regular reconciliation with the customers is performed. Moreover, in order to cover the risks of possible loss of customer funds, external insurance has been procured.

26.9	Contractual Obligations

Future contractual obligations as of September 30, 2015 were as follows:

	Payment due by period (€k)
	Total	Less Than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	€85,000	€20,000	€40,000	€25,000	—
Interest on Long-Term Debt Obligations	1,551	630	768	153	—
Capital (Finance) Lease Obligations	1,270	594	676	—	—
Operating Lease Obligations	114,784	42,651	60,520	7,629	3,984
Purchase Obligations (1)	18,193	12,218	5,975	—	—
Commitments for Acquisitions of Intangible Assets and Property, Plant and Equipment	4,357	4,357	—	—	—

Total	€225,155	€80,450	€107,939	€32,782	€3,984

(1)	Purchase obligations are for materials through contract manufacturing at a negotiated price.

Wincor Nixdorf expects to meet these contractual obligations with its existing cash, cash flows from operations and its financing activities. The timing of payments for the above contractual obligations is based on payment schedules for those obligations where set payments exist. For other obligations with no set payment schedules, estimates as to the most likely timing of cash payments have been made. The ultimate timing of these future cash flows may differ from these estimates.

26.10	Quantitative and Qualitative Disclosures about Market Risk

Wincor Nixdorf is exposed to various credit, liquidity and market risks.

26.10.1	Credit Risk

Wincor Nixdorf attempts to reduce credit risk by using trading information, credit limits, and debtor management, including a payment reminder system and proactive debt collection. Given that no single customer accounted for more than 10 percent of net sales during the years ended September 30, 2015 or 2014, there is no concentration of risk with regard to credit risks. Wincor Nixdorf utilizes letters of credit to safeguard receivables from customers in countries with credit risk, such as Argentina, Nigeria, Pakistan and Venezuela. The maximum default risk is represented by the carrying amounts of the financial assets recognized in the Wincor Nixdorf balance sheet.

In the case of derivative financial instruments, Wincor Nixdorf is exposed to credit risks arising from the non-performance of contractual obligations by the contracting parties. These risks are minimized by only entering into agreements with contracting parties who have good credit. The entire portfolio of derivative financial instruments is spread across several banks to reduce the risk of default.

26.10.2	Interest Rate Risks

In order to reduce the risk of changes in interest rates, in May 2010 Wincor Nixdorf entered into an interest rate swap for a nominal sum of €50 million with a ten-year term from October 1, 2010 until September 30, 2020. For this interest rate swap, three-month EURIBOR is received and a fixed amount of 2.974 percent is paid. No further interest rate swaps have been concluded during the year ended September 30, 2015. The remaining net interest risk not hedged amounts to approximately €35 million and is regarded as minor due to the current interest environment.

26.10.3	Currency Risk

Currency risks arise from sales and purchases in various foreign currencies—mainly the U.S. dollar and pounds sterling. This risk is considerably reduced by natural hedging—management of sales and purchases by choice of location and suppliers. Wincor Nixdorf International GmbH is Wincor Nixdorf’s currency management center.

The nominal sum of forward currency transactions for the U.S. dollar and pounds sterling amounted to €121.9 million during the year ended September 30, 2015 and €152.7 million during the year ended September 30, 2014. This risk is hedged for a period of twelve months in advance by forward currency transactions with banks. Wincor Nixdorf had no foreign currency options during the last two fiscal years.

The remaining net currency risk not hedged by forward currency transactions amounted to approximately U.S.$19 million at September 30, 2015, approximately U.S.$35 million at September 30, 2014 and approximately 11 million pounds sterling at September 30, 2015 and 2014.

The foreign exchange rates of the significant currencies for Wincor Nixdorf have developed as follows:

	Average Rate		Closing Rate
	2014/2015	2013/2014	September 30, 2015	September 30, 2014
1 € =
Pounds sterling (GBP)	0.7413	0.8165	0.7385	0.7773
U.S. dollar (USD)	1.1436	1.3535	1.1203	1.2583

If the euro had been revalued and devalued respectively by 10 percent against the U.S. dollar as of September 30, 2015, the other components of equity (before deferred taxes) and the fair value of forward currency transactions would have been €6.26 million higher, and €7.59 million lower, respectively, as of September 30, 2015 (€10.05 million higher, and €12.33 million lower, respectively, as of September 30, 2014). If the euro had been revalued and devalued respectively by 10 percent against the pound sterling as of September 30, 2015, the other components of equity (before deferred taxes) and the fair value of forward currency transactions would have been €5.16 million higher, and €6.30 million lower, respectively, as of September 30, 2015 (€4.96 million higher, and €6.07 million lower, respectively, as of September 30, 2014).

26.11	Critical Accounting Policies

Wincor Nixdorf’s consolidated financial statements are prepared based on IFRS as adopted by the IASB. The application of such policies requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets, liabilities, revenues and expenses in the consolidated financial statements. Wincor Nixdorf bases its judgments, estimates and assumptions on historical and forecast information, as well as regional and industry economic conditions in which Wincor Nixdorf or its customers operate, changes to which could adversely affect Wincor Nixdorf’s estimates. Although Wincor Nixdorf believes it has made reasonable estimates about the ultimate resolution of the underlying uncertainties, no assurance can be given that the final outcome of these matters will be consistent with what is reflected in Wincor Nixdorf’s assets, liabilities, revenues and expenses. Actual results could differ from original estimates. The accounting policies that most frequently require Wincor Nixdorf to make judgments, estimates, and assumptions, and therefore are critical to understanding Wincor Nixdorf’s results of operations, include the following:

26.11.1	Foreign Currency Translation

The functional and reporting currency of Wincor Nixdorf AG is the euro (€). Wincor Nixdorf AG’s financial statements are set up in euro since this is the currency in which the majority of Wincor Nixdorf’s transactions are carried out. Each entity in Wincor Nixdorf determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially reported at the functional currency rate applicable on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-translated at the functional currency rate of exchange applicable on the reporting date. Non-monetary items are recorded using historical exchange rates.

26.11.2	Revenue Recognition

Revenue covers the fair value of what has been received or will be received for goods and services sold by Wincor Nixdorf in its operating activities. Revenue is recognized to the extent that it is probable that the economic rewards will flow to Wincor Nixdorf and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

26.11.3	Sale of Goods

Revenue is recognized when the significant risks and rewards associated with ownership of the goods have passed to the buyer, which usually occurs on delivery according to the applicable delivery terms and conditions. Within this context, the entity retains neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold. The amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the enterprise. No net sales are recognized if there are significant uncertainties regarding recovery of the consideration due or the possible return of goods.

26.11.4	Rendering Services

Revenue from services is recognized when the service is rendered, insofar as the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the enterprise. In the case of maintenance agreements, net sales are recognized on a straight-line basis over the contract terms.

Revenue is generally stated net of sales taxes, other taxes, and sales deductions as discounts and allowances at the fair value of the consideration received or to be received.

26.11.5	Research and Development Expenses

Development expenses are capitalized only if the development activity will, with an adequate degree of probability, result in future cash inflows, which will cover the relevant development expenses in addition to normal costs. Moreover, certain criteria of IAS 38.57 must also be met cumulatively, in terms of the product to be developed or the project or process to be developed.

26.11.6	Income Taxes

Income taxes comprise both current and deferred taxes. Taxes are recorded in Wincor Nixdorf AG’s income statement unless they refer to items directly recorded under shareholders’ equity, in which case the corresponding taxes are also entered under shareholders’ equity without any effect upon profit.

Current income taxes are taxes expected to be payable for the year, on the basis of tax rates valid in the year in question, plus any tax corrections for previous years.

Deferred taxes are reported in respect of temporary differences between the values, for tax purposes, of assets and liabilities and their values in Wincor Nixdorf AG’s financial statements. In addition, deferred tax assets in respect of the future utilization of tax losses carried forward are shown. Deferred tax assets on temporary differences and tax losses carried forward are recognized to the extent that it is probable that sufficient taxable income will be available in order to use them. The deferred taxes are shown at the rates of tax that will be effective under applicable law at the time at which the temporary differences are predicted to turn around, or at which the tax losses carried forward can probably be used.

26.11.7	Accruals

Accruals in respect of beneficiaries’ and pensioners’ pension obligations are created using the projected unit credit method. This method takes account not only of known pensions and known earned future pension entitlements at the balance sheet date but also of expected future increases in pensions and salaries having estimated the relevant influencing factors.

Plan assets measured at fair value are netted with directly related pension obligations. A negative net obligation arising from prepaid future contributions is only recognized as an asset to the extent that a cash refund from the plan or reductions of future contributions to the plan are available (“asset ceiling”). Any exceeding amount is recognized in equity in the period when it is incurred. The interest on plan assets and defined benefit obligations is calculated with a single interest rate in accordance with the provisions of IAS 19 (revised 2011).

According to IAS 19.83 the discount rate used to discount accruals for pensions and similar commitments has to be determined at each valuation date. The discount rate is based on the market yields on high-quality corporate bonds. The terms of the corporate bonds have to be consistent with the estimated terms of the obligations. Unchanged to the previous fiscal year, as of September 30, 2015, Wincor Nixdorf applies the Mercer Yield Curve approach, or MYC. The interest rate determination of the MYC is based on a selection of AA-rated corporate bonds according to Bloomberg analysis.

Pension expenses are recorded immediately in the relevant year’s profit for the period. Service cost is presented in the functional costs and the net interest on net defined benefit liability in the financial result. Effects from remeasurements of the net defined benefit liability are fully recognized in the fiscal year in which they occur. They are reported as a component of other comprehensive income in the statement of comprehensive income. They remain outside profit or loss.

Other accruals are measured in accordance with IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”) or IAS 19 (“Employee Benefits”). The values used for such accruals are based on the best estimate. Where required, accruals are stated net of unaccrued interest. Claims for reimbursements from third parties are capitalized separately if their realization is virtually certain.

Accruals for restructuring costs are recognized in accordance with IAS 37.70 et seq. when the Wincor Nixdorf Group has a detailed formal plan for the restructuring and has notified the affected parties. Those accruals only cover expenses that arise directly from restructuring measures, are necessary for restructuring, and are not related to future business operations.

Where income from an order does not cover prime cost, accruals are created for onerous contracts to the value of the variance between income and expenses.

Where delay and contract penalties are agreed in contracts for the supply of goods and/or services, and where the incurrence of penalties is probable in the light of the current position, a corresponding accrual for delay and contract penalties is created.

26.11.8	Impairment

With the exception of inventories and deferred tax assets, the book values of assets held by the Wincor Nixdorf Group are checked on the balance sheet date for indicators favoring impairment. Where such indicators exist, the settlement value of the assets (recoverable amount) is estimated and where necessary devaluation is made with a corresponding charge to the Wincor Nixdorf income statement.

According to IAS 36, goodwill is tested for impairment annually, or if an indication for impairment exists, by the execution of an impairment test. In doing so, the carrying amount of a cash-generating unit or a group of cash-generating units (“cash-generating unit”) is compared with the recoverable amount. The recoverable amount of a cash-generating unit is the greater of fair value less costs to sell and value in use. If the recoverable amount of a cash-generating unit is lower than its carrying amount, at first a goodwill impairment loss is recorded in the amount of the difference. In the case of Wincor Nixdorf, the recoverable amount equals the value in use, as determined by the discounted cash flow method. The basis for the determination of future cash flows is data from the detailed Wincor Nixdorf Group planning for the periods until 2016/2017. The cash flow projections take into account past experience, current operating profits and influences of expected future market developments of the respective segments and geographical sub markets. Possible future cash flows from acquisitions are not included. The assumptive continual growth rate of 1.5 percent (unchanged from the growth rate used in the fiscal year ended September 30, 2014) for perpetuity complies with the general expectation of the business development of the cash-generating units.

The compulsory weighted average cost of capital for impairment testing is determined by the Capital Asset Pricing Model. The cost of capital is composed of a risk-free interest rate and the market risk premium. Moreover, the beta derived from the peer group, the debt capital spread as well as the capital structure is considered. Furthermore, tax rates attributable to the cash-generating units and country risks are included.

The present value of expected cash flows is calculated by discounting the free cash flows, with an interest rate before taxes between 8.6 and 11.7 percent for the fiscal year ended September 30, 2015 (in the fiscal year ended September 30, 2014, 7.9 to 10.5 percent); for the cash-generating units Retail and Banking and Banking Europe a discount rate between 9.7 and 10.1 percent has been applied, resembling the referring rate of return of the business units.

27. BUSINESS OF WINCOR NIXDORF AND CERTAIN INFORMATION ABOUT WINCOR NIXDORF

27.1	Overview

Wincor Nixdorf believes it is one of the world’s leading providers of IT solutions and services to the retail banking and retail sectors. Wincor Nixdorf provides hardware, software, IT services and consulting services to the retail banking and retail sectors, focusing on business processes optimization and efficient workflow in branch operations. Wincor Nixdorf also applies its expertise to related industries such as postal services and service station networks.

Wincor Nixdorf generates approximately two-thirds of its net sales from the retail banking sector and approximately one-third from the retail sector. Software and services account for over half of all Wincor Nixdorf revenue, while the rest is attributable to hardware sales. Wincor Nixdorf generates most of its revenue in Europe (68.1 percent during the year ended September 30, 2015), which Wincor Nixdorf considers its domestic market. The Asia/Pacific/Africa region accounted for 19.8 percent and the Americas accounted for 12.1 percent of revenue during the year ended September 30, 2015.

Wincor Nixdorf operates in over 130 countries around the world, directly or through its partners, and has more than 9,000 employees worldwide, with more than half employed in Europe as of September 30, 2015. It owns production sites in Germany and China and conducts research and development predominantly in Germany, Austria, Poland, Singapore, and China.

Wincor Nixdorf initiated a fundamental realignment of its activities in the second quarter of its fiscal year ended September 30, 2015. In doing so, Wincor Nixdorf sought to address the deteriorating business conditions in key emerging markets such as Russia and China as well as the sluggish recovery in investment spending throughout Europe. Another factor necessitating realignment was the continuing erosion of prices in Wincor Nixdorf’s hardware business. At the same time, developments associated with the trend towards digitalization embraced by both banks and retailers added to the momentum of change, with software and high-end service solutions playing a prominent role and opening up opportunities for growth.

The process of realignment and restructuring under Wincor Nixdorf’s Delta Program seeks to evolve Wincor Nixdorf into a software and IT services company with attractive margins. Wincor Nixdorf plans to step up its efforts to expand Wincor Nixdorf’s software activities and further strengthen its services business. In the hardware business, Wincor Nixdorf plans to adjust the vertical range of its value chain with regard to development activities as well as its global production and supply chain. As a further strategic measure, new avenues within an independent structure are to be opened for business centered around mobile and cashless payment solutions, which has been developing very successfully to date.

Wincor Nixdorf AG, the parent company of Wincor Nixdorf, is registered in Paderborn, Germany. The stock of Wincor Nixdorf AG is listed on the Frankfurt Stock Exchange in the Prime Standard segment and is part of the MDAX. Wincor Nixdorf’s website is www.wincor-nixdorf.com. Information contained on the website is not incorporated into this Prospectus.

27.2	Business Model

Wincor Nixdorf supports the efforts of retail banks and retailers to continuously refine their business processes using highly reliable information technology. The solutions Wincor Nixdorf provides—covering hardware, software and services—focus primarily on the interface between businesses and their customers.

Wincor Nixdorf focuses on competitive processes and efficient workflow at bank branches and retail outlets. Wincor Nixdorf’s aim is to reshape processes, especially at the interface with the end customer. Wincor Nixdorf offers a comprehensive range of automated and electronic solutions in the banking and retail markets and its portfolio covers the key steps in the process of change affecting business systems. These are supported by product-related services, concepts involving the operation by Wincor Nixdorf of specific branch IT processes, and outsourcing services where Wincor Nixdorf takes over responsibility for the running of those systems. In this way, Wincor helps their customers to be more efficient and user-friendly while reducing their process costs.

Wincor Nixdorf’s business model also focuses on the trend towards expansion among many of Wincor Nixdorf’s current and potential customers. Major retailers and banks are focused on breaking into international markets. Wincor Nixdorf believes its broad regional presence throughout the world makes it well placed to support its expansion as a trusted partner. At the same time, given this broad scope and experience, Wincor Nixdorf is in a good position to help local providers expand even if such providers are not located in areas with fast-growing national economies.

Wincor Nixdorf’s business model is centered on the benefits that Wincor Nixdorf can deliver for its customers. This is crucial to Wincor Nixdorf’s own business success. Wincor Nixdorf aims to generate sustained added value for banks and retailers. In this context, one of Wincor Nixdorf’s core strengths is that its customers can obtain all of the services and expertise that they require from a single provider. This makes it easier for them to deal with the change processes they face.

Another key feature of Wincor Nixdorf’s business model is the wide-ranging business support that it provides. To this end, Wincor Nixdorf continuously seeks to pool its strengths, systematically expand its skills base, and develop new and highly competitive services. Additionally, as a result of Wincor Nixdorf’s comprehensive package of support, Wincor Nixdorf tends to establish long-term working relationships with its customers.

27.3	Products and Services

Wincor Nixdorf’s portfolio includes hardware, software, IT services and consulting services. Reflecting the twin-sector focus of its operations, Wincor Nixdorf’s reporting system is divided into the retail banking and retail segments. For purposes of reporting, postal and service stations are included in the retail banking segment.

27.3.1	Retail Banking Segment

27.3.1.1	Hardware for Self-service and Automation

Wincor Nixdorf provides retail banking customers with self-service systems for cash deposits and disbursement (ATMs) and cash recycling systems that subject deposited banknotes to a counterfeit check before making them available for disbursement. Wincor Nixdorf also offers components for its systems that enhance their functionality footprint, the aim being to implement additional, cashless processes in self-service systems. Examples include the automated processing of checks and the payment of invoices. To streamline cash deposits and disbursements at the counter, Wincor Nixdorf also offers automated teller safes. Additionally, Wincor Nixdorf’s portfolio includes transaction terminals and statement printers.

27.3.1.2	Software and Professional Services

Wincor Nixdorf’s portfolio of software is designed to help retail banks automate both branch and self-service processes (which include ATMs and terminals) in a customer-focused way as well as to enable more efficient and secure transactions. Wincor Nixdorf’s system-related software offering is divided into three areas:

•	Multivendor software. Wincor Nixdorf provides a suite of software applications that support the operation of ATMs provided by different vendors. With this software, retail banks that operate ATMs from different vendors within their networks are able to use only one software platform and new functionality can be integrated quickly with only one software purchase.

•	Software applications for remote monitoring. These software applications provide retail banks with detailed reports on the status of their self-service systems.

•	Software solutions for protection against security threats. Wincor Nixdorf offers software solutions which aim to protect multivendor self-service systems against unauthorized access and manipulation.

In addition to system-related software, Wincor Nixdorf offers a range of modules within the Retail Banking Solution Suite (PC/E) that enables the integration of individual sales channels. Also growing in importance are smartphone applications that retail banks can use to manage their self-service networks or that consumers can use to withdraw money from ATMs. Another component of Wincor Nixdorf’s Retail Banking Solution Suite supports the processing of cashless transactions.

Wincor Nixdorf also offers customers professional services, including both consulting services and customized project solutions for process automation. The portfolio ranges from business consulting to process and IT consulting.

27.3.1.3	IT Services for Retail Banks

Wincor Nixdorf also offers services across their entire life cycle (from installation through maintenance, monitoring and replacement), thereby providing maximum technical availability and efficient IT operations.

•	Product-related Services. Wincor Nixdorf provides a broad scope of product-related services from preparing and installing IT systems to on-site or remote maintenance, including preventive maintenance that minimizes the risk of disruption. In addition, Wincor Nixdorf supports retail banks with the planning, design and implementation of the modernization of their branches and self-service areas.

•	Outsourcing/Managed Services. Wincor Nixdorf’s eServices Platform allows for the monitoring and managing of connected systems remotely and also for the distribution of software. By automating and optimizing IT and self-service operation, Wincor Nixdorf can increase the availability of entire networks for its customers. Network monitoring is the basis of these services, as it enables the management of the self-service systems or the entire branch IT.

•	Outsourcing. By providing outsourcing services, Wincor Nixdorf can manage the entire self-service network for its retail banking customers as well as all of their IT applications and infrastructures, regardless of whether they involve data centers, servers or workstations.

27.3.1.4	Integrated Solutions

Wincor Nixdorf’s integrated solutions for retail banks include cash management, special solutions for retail branches, and security services.

•	Cash Management. Wincor Nixdorf’s cash management portfolio, Cash Cycle Management Solutions, enables retail banks to automate virtually all of their cash processes. This product offering encompasses consulting (such as for process analysis), hardware, software and services. Wincor Nixdorf forecasts the amount of cash needed for self-service systems, and manages the cash-in-transit (CiT) companies that perform the supply and removal of cash in self-service systems. Wincor Nixdorf can also assist in processing transactions—checking data, following up on discrepancies, and preparing data for posting in banking systems.

•	Solutions for Retail Bank Branches. Wincor Nixdorf develops concepts for branches and self-service by considering processes across every channel. Wincor Nixdorf’s consulting service involves defining individual retail bank branch needs with respect to self-service solutions and IT.

•

Security for Retail Banks. Wincor Nixdorf offers a comprehensive range of security services designed to counter breaches and attacks on banking systems. Wincor Nixdorf seeks to protect self-service systems from physical breaches such as skimming and cash trapping and seeks to safeguard banking systems against virtual attacks in the form of viruses and trojans. In addition, Wincor Nixdorf offers software that intelligently combines information from multiple branch retail bank systems to pinpoint potential attack scenarios and enable an active response. It also offers its customers a service that links their bank branches to a Wincor Nixdorf security center for monitoring purposes.

27.3.2	Retail Segment

27.3.2.1	Hardware for Checkout, Self-service, and Automation

For retailers, Wincor Nixdorf offers solutions comprising hardware, software and services that target the overall shopping experience of customers while they are in the store. These solutions can be combined with each other and seamlessly integrated into the administrative processes of each retailer.

In support of the conventional checkout process, Wincor Nixdorf offers its BEETLE checkout system. BEETLE is Wincor Nixdorf’s technology platform that offers checkout technology to help retailers optimize sales processes and reduce operating costs.

Wincor Nixdorf supports the automation of the checkout process by means of a modular hardware portfolio that includes self-service checkouts and scan-and-pay terminals. By configuring the individual modules in various ways, Wincor Nixdorf can support the specific requirements of different retail formats, such as grocery stores and self-service department stores.

27.3.2.2	Software and Professional Services

With its TP Application Suite for retailers, Wincor Nixdorf offers a software platform whose individual modules support a wide range of sales channels and processes, including shopping via the Internet and on-the-go shopping from a smartphone or tablet.

The components of Wincor Nixdorf’s TP Application Suite control all of the relevant processes at different customer interfaces—at conventional checkouts, in various self-checkout scenarios, in cash automation, when using mobile solutions for employees and customers, and in the integration of e-commerce solutions. At a customer’s corporate headquarters, the software can be used to manage, monitor, and control the processes and the IT at the retailer’s branches virtually in real time as well as to perform remote maintenance tasks. It also provides an option for initiating business analyses across all retail branches and allows the seamless integration of branch solutions with enterprise resource planning components deployed by the retailer.

Similar to Wincor Nixdorf’s portfolio for retail banks, Wincor Nixdorf’s Professional Services, which include process analysis, integration and customizing services, training, and maintenance, are available to retail customers who wish to create and implement customized project solutions.

27.3.2.3	Cashless Payment/Aevi

Wincor Nixdorf’s solutions for cashless transactions support retail banks, payment service providers, and retailers with the processing of card and cardless transactions via ATMs, electronic funds transfer at point of sale (EFT-POS) systems, mobile devices, the Internet, and other channels, using a standardized platform concept. These product offerings include hardware, software, and services. Alongside hardware, Wincor Nixdorf offers payment software and other software applications based on open source technology. Services include transaction routing and switching.

Wincor Nixdorf has recently completed the carve-out of its existing cashless payment business into a new, wholly-owned entity called Aevi. The intention is to position the new company as a start-up with an associated freedom of maneuverability. This may serve, for example, as a platform for partnerships or collaborative activities in the payment market or to facilitate investment opportunities. As of September 30, 2015, Aevi remains consolidated in Wincor Nixdorf’s financial statements and is still therefore part of Wincor Nixdorf’s business.

27.3.2.4	IT Services for Retailers

As in the case of IT services for retail banks, Wincor Nixdorf’s internationally standardized IT services for retailers seek to provide best-in-class technical availability and efficient operation of point of sale (POS) systems.

•	Product-related Services, that can be used either for individual systems or for full overhauls of retail outlets, include preparing and installing the IT systems, technical support during ongoing operations, and remote or on-site maintenance.

•	Outsourcing/Managed Services allows retailers to increase the availability of their IT systems by means of a monitoring service for the entire network plus a customer-specific service desk that can handle all hardware- and software-related questions.

Wincor Nixdorf can also manage the electronic funds transfer, or EFT, network of its retail customers—from the checkout terminal to the retailer’s backend systems—thereby ensuring the secure processing of cashless transactions involving debit cards, credit cards, vouchers, or bonus cards.

27.3.2.5	Integrated Solutions

One focus of Wincor Nixdorf’s business activities is the automation of cash processes in the back office. The portfolio encompasses consulting, hardware, software and IT services. Wincor Nixdorf offers a uniform solution architecture for a range of scenarios and the option of gradually implementing cash automation from the back office to the checkout, so that ultimately the retailer benefits from a fully closed process. In addition, Wincor Nixdorf can manage the entire cash supply and removal cycle as well as support cashless transactions using integrated checkout solutions for retailers and service stations.

27.3.3	Solutions Portfolio for Other Industries

Wincor Nixdorf also applies its expertise in the retail banking and retail segments to other industries with a similar structure, such as the postal industry and service stations. Wincor Nixdorf helps postal operators restructure their branch networks by supplying tailored automation solutions for different types of branches to manage their counter and self-service operations. Similarly, Wincor Nixdorf’s dedicated Service Station Suite (NAMOS Application Suite) allows companies operating in the services station sector to control and monitor all their processes from the fuel pump and checkout to the back and head office.

27.4	Customers

Wincor Nixdorf sells software products, services and hardware to a variety of customers in the retail banking and retail sectors. As of September 30, 2015, Wincor Nixdorf served over 10,000 customers in over 130 countries, including 21 of the top 25 banks worldwide, and 15 of the top 25 retailers globally (measured by revenue). Approximately 70-75 percent of Wincor Nixdorf’s total customers are in Europe, 10-15 percent in the Asia/Pacific/Africa region and 10-15 percent in the Americas. As no single customer accounted for more than 10 percent of Wincor Nixdorf’s consolidated net sales for the years ended September 30, 2015, 2014 or 2013, there is no concentration of risk with respect to credit risk. In addition, Wincor Nixdorf does not currently expect that there is any material portion of its business that may be subject to renegotiation of profits or termination of contracts at the election of the German government or the government of any other country.

27.5	Sales and Marketing

Wincor Nixdorf’s primary method of distribution is direct sales by employees assigned to specific regions or specific products. In addition, Wincor Nixdorf uses distributors and referral partners to supplement its direct sales force in countries where business practices or customs make it appropriate, or where it is more economical to do so. Wincor Nixdorf’s direct sales force focuses primarily on customers in Europe, Asia and North America, while distributors and agents are responsible for facilitating sales in other areas of the world where Wincor Nixdorf does not operate directly. In addition to its principal sales offices in Europe, Wincor Nixdorf also has sales offices located outside Europe in Asia, the Americas, Australia and some countries in Africa.

Wincor Nixdorf has entered into partnership agreements with its sales agents and partners, which grant the sales agent or partner the right to market Wincor Nixdorf’s products in a specified territory on either an exclusive or non-exclusive basis, depending on the sales agent or partner. Sales contracts for Wincor Nixdorf’s products are entered into by Wincor Nixdorf either directly with the sales agents or partners or with Wincor Nixdorf’s customers. Certain of Wincor Nixdorf’s sales agents also provide maintenance services for customers in their specified territories.

Wincor Nixdorf also markets its brand and services at industry conferences, trade shows, and across various forms of digital and traditional media.

27.6	Research and Development

The main strategic focus of Wincor Nixdorf’s research and development is on high-end automation technology as well as software. Wincor Nixdorf focuses on designing and developing solutions and services that anticipate its customers’ technological needs and consumer preferences. Research and development is conducted primarily in Germany, Austria, Poland, Singapore, and China.

During the year ended September 30, 2015, Wincor Nixdorf introduced a number of innovative solutions, including improvements to its surveillance and security software, mobile applications for tablets allowing bank staff to assist their customers with problems, development of a new ATM video support option and launch of a new version of Wincor Nixdorf’s retail industry software that allows retailers to efficiently manage their sales channels.

Wincor Nixdorf consistently maintains a high level of research and development investment. Wincor Nixdorf’s investments in research and development were €90 million during the year ended September 30, 2015, €98 million during the year ended September 30, 2014 and €99 million during the year ended September 30, 2013. Wincor Nixdorf’s research and development headcount declined to 720 as of September 30, 2015 from 750 as of September 30, 2014. Wincor Nixdorf anticipates that it will continue to have significant research and development expenditures in the future in order to provide a continuing flow of innovative, high-quality products and services and to help maintain and enhance its competitive position.

27.7	Intellectual Property

Wincor Nixdorf considers its proprietary technology to be important to the development, manufacture, and sale of its products and services and seeks to protect such technology through a combination of patents, trademarks, and trade secrets. Wincor Nixdorf also has in place confidentiality agreements and other contractual arrangements with employees, consultants and customers.

Wincor Nixdorf seeks patent protection for its innovations, including improvements associated with its products, services, and developments, where such protection is likely to provide value to Wincor Nixdorf. Wincor Nixdorf had 1,678 active commercial patents as of September 30, 2015 and 1,610 as of September 30, 2014. These patent assets are complemented by Wincor Nixdorf’s business development and applications know-how, and Wincor Nixdorf’s ongoing research and development efforts.

The development of Wincor Nixdorf’s products, processes and solutions has involved a considerable amount of experience, manufacturing and processing know-how and research and development techniques. Wincor Nixdorf protects its proprietary processes and technologies with a blend of patent protection and trade secret protection. As part of its overall intellectual property strategy, Wincor Nixdorf protects its non-patented proprietary knowledge as trade secrets through confidentiality controls and through the use of nondisclosure and confidentiality agreements.

27.8	Seasonality

Wincor Nixdorf’s sales vary from quarter to quarter, with lower net sales in its second and third quarters (January 1 to June 30) and higher net sales in the first quarter (October 1 to December 31) and the fourth quarter (July 1 to September 30). Such seasonality also causes working capital cash flow requirements to vary from quarter to quarter depending on variability in the volume, timing and mix of product sales. In addition, revenue in the last month of each quarter is typically higher than in the first and second months of each quarter.

27.9	Backlog

Wincor Nixdorf’s backlog was approximately €613 million and €616 million at September 30, 2015 and September 30, 2014, respectively. The backlog includes orders confirmed for products scheduled to be shipped as well as certain services to be provided (managed services). Although Wincor Nixdorf believes that the orders included in the backlog are firm, some orders may be cancelled by the customer without penalty. Even when penalties for cancellation are provided for in a customer contract, Wincor Nixdorf may elect to permit cancellation of orders without penalty where management believes it is in Wincor Nixdorf’s best interests to do so.

27.10	Competition

The worldwide markets for Wincor Nixdorf’s products and solutions are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. In certain sectors where it operates, Wincor Nixdorf faces downward pricing pressure and is or could be exposed to market downturns or slower growth, which may worsen in times of declining investment activities and consumer demand. Wincor Nixdorf faces strong competitors, some of which are larger and may have greater resources in a given business area, as well as competitors from emerging markets, which may have a better cost structure. Some industries in which Wincor Nixdorf operates are undergoing consolidation, which may result in stronger competition and a change in Wincor Nixdorf’s relative market position. Certain competitors may be more effective and faster in capturing available market opportunities.

In the retail banking segment, Wincor Nixdorf faces a variety of competitors, such as NCR, GRG, Diebold and Hyosung, as well as many other regional firms, across all geographies. The primary factors of competition can vary, but typically include value and quality of the solutions or products; total cost of ownership; industry knowledge of the vendor; the vendor’s ability to provide and support a total end-to-end solution; the vendor’s ability to integrate new and existing systems; fit of the vendor’s strategic vision with the customer’s strategic direction; and quality of the vendor’s support and consulting services.

In the retail segment, Wincor Nixdorf faces a variety of competitors across all geographies. Key competitive factors can vary by geographic area but typically include value and quality of the solutions or products; total cost of ownership; industry knowledge of the vendor; and knowledge, experience and quality of the vendor’s consulting and support services. Competitors in the retail segment include IBM, NCR and Toshiba TEC.

In the retail banking and retail segment software business, Wincor Nixdorf also faces a variety of competitors in the areas serviced. While the main competitors in retail software are SAP, IBM and Oracle, Wincor Nixdorf also competes with consulting firms such as Capgemini and Accenture and ATM software companies such as Diebold and KAL in banking software. Competitive factors in this industry include the level of cross-channel functionality of products; the quality of the offered consulting services; the ability to develop innovative products; and the ability to serve customer’s needs especially in the face of increasing process digitization.

27.11	Manufacturing and Raw Materials

Wincor Nixdorf owns manufacturing facilities in Germany and China. ATM’s and Self Checkout Systems are manufactured at these facilities. Wincor Nixdorf outsources the manufacturing of some of its other products, including POS.

Wincor Nixdorf purchases raw materials and other goods from more than 800 suppliers. In most cases, there are a number of suppliers who can provide the services and produce the parts and components that Wincor Nixdorf utilizes. However, there are some services and components that are purchased from a single supplier due to price, quality, technology or other reasons.

For example:

•	for contract manufacturing (whereby third parties manufacture specified items) Wincor Nixdorf depends on services from PC Partner (EPOS, embedded PC’s) and Venture (dispenser modules);

•	for OEM products Wincor Nixdorf depends on ARCA (ATS product) and SNBC (printers); and

•	for components Wincor Nixdorf depends on HOTS (card reader), CiTech (banknote recognition modules), Glory (banknote handling module) and Asahi Seiko and Crane (coin handling modules).

In addition, there are a number of key suppliers who provide critical products for Wincor Nixdorf’s solutions.

27.12	Governmental Regulations

Wincor Nixdorf’s operations and the activities of its employees, contractors and agents around the world are subject to the laws and regulations of numerous countries, including Germany, the European Union, and the United States. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti-competition regulations, prohibitions on payments to governmental officials, import and trade restrictions and export requirements. Violations of these laws and regulations could result in fines, criminal sanctions against Wincor Nixdorf’s officers or employees, or Wincor Nixdorf, and may result in prohibitions on the conduct of Wincor Nixdorf’s business. Any such violations could also result in prohibitions on Wincor Nixdorf’s ability to offer its products and services in one or more countries and could materially damage Wincor Nixdorf’s reputation, its ability to attract and retain employees, its business and its operating results.

Wincor Nixdorf’s operations (particularly in those countries with developing economies) are also subject to risks of violations of laws prohibiting improper payments and bribery, including the European Union Anti-Corruption Act, U.K. Bribery Act, U.S. Foreign Corrupt Practices Act and similar regulations in other jurisdictions. Although Wincor Nixdorf has implemented policies and procedures designed to ensure compliance with these laws, Wincor Nixdorf’s employees, contractors, and agents may take actions in violation of such policies. Any such violations, even if prohibited by Wincor Nixdorf’s policies, could subject Wincor Nixdorf to civil or criminal penalties or otherwise have an adverse effect on Wincor Nixdorf’s business and reputation.

Compliance with environmental regulations relating to the protection of the environment in the jurisdictions in which Wincor Nixdorf operates could have a material adverse impact on Wincor Nixdorf’s capital expenditures, earnings and competitive position. However, Wincor Nixdorf does not currently expect to incur material capital expenditures related to compliance with such laws and regulations, and Wincor Nixdorf currently does not expect that compliance with local environmental statutes will have a material effect on its capital expenditures, earnings and competitive position in the current fiscal year or the succeeding fiscal year.

27.13	Insurance

Wincor Nixdorf maintains, among others, general liability, product liability, property damage and business interruption insurance. In addition, Wincor Nixdorf has obtained directors and officers liability insurance, which covers claims made against directors and officers by reason of actions committed in the course of their service on behalf of Wincor Nixdorf. Wincor Nixdorf considers the insurance coverage it has to be adequate in light of the risks it faces.

27.14	Employees

Wincor Nixdorf had 9,100 employees as of September 30, 2015, 9,198 as of September 30, 2014 and 8,826 as of September 30, 2013. The number of employees declined by 98 during the year ended September 30, 2015 mainly as a result of workforce reductions as part of the Delta Program, partially offset by new positions created in the area of nearshoring. It is anticipated that under the Delta Program Wincor Nixdorf will reduce its headcount by approximately 1,100 (including by approximately 500 in Germany) by the end of the fiscal year ended September 30, 2018. In the fiscal year ended September 30, 2015, the workforce was reduced by 470 across the company as part of the Delta Program. In the context of these workforce reductions, the number of service personnel employed abroad was reduced and their tasks were transferred to external partners. Additionally, staffing levels at foreign production sites were scaled back. As part of the change in workforce, 118 new jobs were created in the context of nearshoring. The focus here was mainly on centralizing functions for IT service provision, software development and professional services.

In regional terms, the main focus of downsizing measures was in North and Latin America as well as Asia/Pacific. Europe, as a region, saw a year over year increase in staffing levels. In countries that are members of the European Union, employees are subject to European or local co-determination laws, and Wincor Nixdorf has entered into collective bargaining agreements and/or works council agreements. Wincor Nixdorf believes that cooperation with co-determination councils has historically been constructive.

27.15	Properties

Wincor Nixdorf has an international network of production facilities that includes a number of external partners. Wincor Nixdorf’s two primary owned production sites are located in Germany and China. In addition, Wincor Nixdorf owns its corporate headquarters in Paderborn, Germany. Other minor facilities are owned by Wincor Nixdorf in Germany and Singapore. All other facilities used by Wincor Nixdorf and its subsidiaries are leased.

27.16	Litigation

Wincor Nixdorf is not presently aware of any actual or potential legal disputes that could affect the financial situation of Wincor Nixdorf to any significant extent. Wincor Nixdorf’s management is presently not aware of any actual or potential legal disputes for which the possibility of a material outflow of resources is more than remote. However, legal disputes may arise in the ordinary course of business, for instance, with regard to products supplied and services rendered, product liability, product defects, quality issues, or the infringement of property rights. There can be no guarantee that the outcome of these or other legal disputes will not be detrimental to the business activities or the reputation of Wincor Nixdorf. In addition, despite significant training programs and an established system of compliance management, Wincor Nixdorf may be affected by compliance-related infringements (such as antitrust and corruption violations) as well as by regulatory risks arising from Wincor Nixdorf’s international business activities.

28. WINCOR NIXDORF CORPORATE GOVERNANCE INFORMATION

28.1	Directors and Senior Executives of Wincor Nixdorf

Pursuant to the Business Combination Agreement, the following directors and senior executives of Wincor Nixdorf AG are expected to serve as directors and/or executive officers of Diebold following the Closing Date. See “25. Corporate Governance Structure of Diebold after the Business Combination.”

28.1.1	Dr. Alexander Dibelius

Dr. Alexander Dibelius became chairman of the supervisory board of Wincor Nixdorf AG in January 2013. From 1993 until 2015 Dr. Dibelius worked at Goldman Sachs AG in different group entities including Goldman Sachs AG, Frankfurt, Goldman Sachs Finanz GmbH, Frankfurt, Goldman Sachs International, London, Goldman Sachs Inc., New York and Goldman Sachs OOO Moscow as Managing Director. He was named Partner of Goldman Sachs in 1998. He became Chairman of the Executive Board of Goldman Sachs AG, Frankfurt, a fully regulated Bank, in 2007. His last position at Goldman Sachs included Global Chairman of the Investment Banking Division, Member of the European Management Committee and Member of the Global Executive Committee. Previously, he worked as a consultant for McKinsey & Co., where he was appointed partner in 1992. Before his career in business, Dr. Dibelius worked as a surgeon in South Africa (Baragwanth Hospital, Johannesburg and Groote Schuur Hospital, Cape Town) and Germany (University Hospital Freiburg) (1984–1987). Dr. Dibelius is a Managing Partner of CVC Capital Partners, Managing Director of CVC Capital Partners GmbH and a member of the board of directors of CVC Capital Partners SICAV-FIS S.A. In addition, he serves on the supervisory board of Wincor Nixdorf International GmbH, Paderborn, Germany, as well as on the supervisory boards of KION AG and KION International GmbH, Wiesbaden, Germany. Dr. Dibelius was born on October 23, 1959. Dr. Dibelius studied medicine at the Ludwig Maximilian University of Munich, earning an MD and PhD (Department of Surgical Research).

For the financial year ended September 30, 2015, Dr. Dibelius, as chairman of the supervisory board of Wincor Nixdorf AG, received a fixed remuneration of €90,000. In addition, he received attendance fees for supervisory board meetings in an overall amount of €30,000.

Dr. Dibelius neither owns shares in nor stock options relating to shares in Wincor Nixdorf.

28.1.2	Dr. Dieter Düsedau

Dr. Dieter Düsedau became a member of Wincor Nixdorf’s supervisory board in January 2014. Dr. Düsedau is trained as a physicist and was formerly a Director (Senior Partner) of McKinsey based in Munich until 2014, where he led the German Strategy Practice and was the long-standing leader of McKinsey’s Telecoms, IT, and Media Sector in Germany. Since joining McKinsey in 1988, Dr. Düsedau primarily served clients in the telecommunications, electronics, media, automotive and financial industries. Dr. Düsedau has worked with Wincor Nixdorf since 1992 through numerous joint projects with McKinsey. Prior to joining McKinsey, Dr. Düsedau worked at the Max Planck Institut, CERN, University of Michigan, Ann Arbor, and M.I.T. on quantum field theories. He is a member of the supervisory board of the Kontron AG, Augsburg, a founder and chairman of startsocial, and a member of the board of trustees of the Deutsche Museum as well as of the Max-Planck-Institut für Physik. Dr. Düsedau is also a member of the supervisory board of Wincor Nixdorf International GmbH, Paderborn, Germany. He was born on August 29, 1958. He holds an MSc in physics from the University of Munich and a PhD in theoretical physics from M.I.T.

For the financial year ended September 30, 2015 Dr. Düsedau, as member of the supervisory board of Wincor Nixdorf AG, received a fixed remuneration of €30,000. In addition, he received attendance fees for supervisory board meetings in an overall amount of €24,000.

Dr. Düsedau neither owns shares in nor stock options relating to shares in Wincor Nixdorf AG.

28.1.3	Eckard Heidloff

Eckard Heidloff has served as Wincor Nixdorf AG’s President and CEO since 2007. Previously, he served as Wincor Nixdorf AG’s Chief Financial Officer and Chief Operating Officer, with responsibility for worldwide production and logistics. Prior to this, he served as Executive Vice President and Chief Financial Officer of Wincor Nixdorf Holding GmbH. Earlier in his career, he served as the head of business administration for Wincor Nixdorf AG’s predecessor, Siemens Nixdorf Retail and Banking Systems GmbH. Mr. Heidloff began his career in 1983 at Nixdorf Computer AG. He is a member of several supervisory boards of Wincor Nixdorf subsidiaries. Those positions are not separately compensated. Mr. Heidloff was born on October 10, 1956. He completed his business studies at University of Paderborn, Germany, and holds a diploma in business administration (Diplom Kaufmann).

For the financial year ended September 30, 2015, Mr. Heidloff, as CEO of Wincor Nixdorf AG, received fixed remuneration of €700,000 as well as variable remuneration with a value of €1,593,226. In addition, fringe benefits were granted in the amount of €39,380, which mainly relate to customary benefits such as accident and liability insurance as well as a company car.

As part of his variable remuneration for the financial year ended September 30, 2015, Mr. Heidloff was granted an overall amount of 111,793 stock options as long-term incentive. The stock options are vested for a period of four years which commenced on March 25, 2015. Each stock option entitles Mr. Heidloff to one share in Wincor Nixdorf AG or, at the discretion of Wincor Nixdorf AG, a cash settlement payment. The strike price of these stock options is €49.20. In order to be able to exercise these stock options after expiry of the vesting period, Mr. Heidloff is required to evidence that, as at the date which is two years after the date of the commencement of the vesting period, he owns shares in Wincor Nixdorf AG in an amount of at least 1/10 of the number of the stock options, and that he continued to own these shares until the end of the exercise period. The exercise period is ten trading days at the Frankfurt Stock Exchange and commences upon expiry of the vesting period.

Furthermore, for the financial year ended September 30, 2015, Mr. Heidloff was awarded pension plan contributions in an amount of €126,082.

For the financial year ended September 30, 2015, Mr. Heidloff received no additional remuneration for offices held within the Wincor Nixdorf Group.

As of September 30, 2015 Mr. Heidloff owned less than 1 percent of Wincor Nixdorf AG’s outstanding shares. In addition, as of September 30, 2015, Mr. Heidloff held the following stock options:

•	122,111 stock options under the 2012 stock option plan;

•	127,398 stock options under the 2013 stock option plan;

•	87,364 stock options under the 2014 stock option plan; and

•	111,793 stock options under the 2015 stock option plan.

The stock options relate to ordinary bearer shares in Wincor Nixdorf AG. The stock options were not purchased, but granted to Mr. Heidloff as part of his long-term incentive remuneration. Each stock option entitles Mr. Heidloff to one share in Wincor Nixdorf. For further details on the terms and conditions of the different stock options plans see “28.2.1 Wincor Nixdorf Stock Option Plan.”

28.1.4	Dr. Jürgen Wunram

Dr. Jürgen Wunram was appointed to Wincor Nixdorf AG’s executive board (Vorstand) on March 1, 2007, and is responsible for financial matters. He serves as Wincor Nixdorf AG’s Chief Financial Officer, Chief Operating Officer and Deputy Chief Executive Officer. Prior to Wincor Nixdorf, he worked as a Director at McKinsey, where he advised high-tech companies on strategic issues. Before that, he worked as a project manager at a large aerospace technology company. He is a member of several supervisory boards of Wincor Nixdorf subsidiaries. Those positions are not separately compensated. Dr. Jürgen Wunram was born on March 11, 1958. Dr. Wunram completed his mathematical studies at University of Hamburg, Germany.

For the financial year ended September 30, 2015, Dr. Wunram, as CFO of Wincor Nixdorf AG, received a fixed remuneration of €500,000 as well as variable remuneration with a value of €1,138,017. In addition, fringe benefits were granted in the amount of €25,509, which mainly relate to customary benefits such as accident and liability insurance as well as a company car.

As part of his variable remuneration for the financial year ended September 30, 2015, Dr. Wunram was granted an overall amount of 79,852 stock options as long-term incentive. The stock options are vested for a period of four years which commenced on March 25, 2015. Each stock option entitles Dr. Wunram to one share in Wincor Nixdorf AG or, at the discretion of Wincor Nixdorf AG, a cash settlement payment. The strike price of these stock options is €49.20. In order to be able to exercise these stock options after expiry of the vesting period, Dr. Wunram is required to evidence that, as at the date which is two years after the date of the commencement of the vesting period, he owns shares in Wincor Nixdorf AG in an amount of at least 1/10 of the number of the stock options and that he continued to own these shares until the end of the exercise period. The exercise period is ten trading days at the Frankfurt Stock Exchange and commences upon expiry of the vesting period.

For the financial year ended September 30, 2015, Dr. Wunram was awarded pension plan contributions in an amount of €100,000.

For the financial year ended September 30, 2015, Dr. Wunram was paid no additional remuneration for other offices held by him within the Wincor Nixdorf Group.

As of September 30, 2015, Dr. Wunram owned less than 1 percent of Wincor Nixdorf AG’s outstanding shares. In addition, as of September 30, 2015, Dr. Wunram held the following stock options:

•	87,222 stock options under the 2012 stock option plan;

•	90,999 stock options under the 2013 stock option plan;

•	62,403 stock options under the 2014 stock option plan; and

•	79,852 stock options under the 2015 stock option plan.

The stock options relate to ordinary bearer shares in Wincor Nixdorf. The stock options were not purchased, but granted to Dr. Wunram as part of his long-term incentive remuneration. Each stock option entitles Dr. Wunram to one share in Wincor Nixdorf AG. For further details on the terms and conditions of the different stock options plans see “28.2.1 Wincor Nixdorf Stock Option Plan.”

28.1.5	Olaf Heyden

Olaf Heyden serves as Wincor Nixdorf AG’s Executive Vice President. Mr. Heyden became a member of Wincor Nixdorf AG’s executive board (Vorstand) in May 1, 2013 and is responsible for its global IT Services business. He is a member of several supervisory boards of Wincor Nixdorf subsidiaries, which positions are not separately compensated. Outside of his position at Wincor Nixdorf, Mr. Heyden does not hold other directorships or engage in other principal business activities. Mr. Heyden was born on May 1, 1963. Mr. Heyden holds a diploma in business administration as well as in business data processing from the Universities of Applied Sciences in Ravensburg and Rendsburg, Germany. Prior to joining Wincor Nixdorf, Mr. Heyden was the CEO of Freudenberg IT KG. Earlier in his career Mr. Heyden held executive posts at Deutsche Telekom AG, where he served as managing director at T-Systems. Previously he worked for Dornier GmbH/Deutsche Aerospace AG, E-Plus and EDS Electronic Data Systems Industrien GmbH.

For the financial year ended September 30, 2015, Mr. Heyden, as Executive Vice President of Wincor Nixdorf AG, received fixed remuneration of €350,000 as well as variable remuneration with a value of €796,617. In addition, fringe benefits were granted in an amount of €23,331, which mainly relate to customary benefits such as accident and liability insurance as well as a company car.

As part of his variable remuneration for the financial year ended September 30, 2015, Mr. Heyden was granted an overall amount of 55,897 stock options as long-term incentive. The stock options are vested for a period of four years which commenced on March 25, 2015. Each stock option entitles Mr. Heyden to one share in Wincor Nixdorf AG or, at the discretion of Wincor Nixdorf AG, a cash settlement payment. The strike price of these stock options is €49.20. In order to be able to exercise these stock options after expiry of the vesting period, Mr. Heyden is required to evidence that, as at the date which is two years after the date of the commencement of the vesting period, he owns shares in Wincor Nixdorf AG in an amount of at least 1/10 of the number of the stock options and that he continued to own these shares until the end of the exercise period. The exercise period is ten trading days at the Frankfurt Stock Exchange and commences upon expiry of the vesting period.

For the financial year ended September 30, 2015, Mr. Heyden was awarded pension plan contributions in an amount of €50,000.

For the financial year ended September 30, 2015, Mr. Heyden was paid no additional remuneration for other offices held by him within the Wincor Nixdorf Group.

As of September 30, 2015, Mr. Heyden owned less than 1 percent of the outstanding Wincor Nixdorf shares. In addition, as of September 30, 2015, Mr. Heyden held the following stock options:

•	43,682 stock options under the 2014 stock option plan; and

•	55,897 stock options under the 2015 stock option plan.

The stock options relate to ordinary bearer shares in Wincor Nixdorf AG. The stock options were not purchased, but granted to Mr. Heyden as part of his long-term incentive remuneration. Each stock option entitles Mr. Heyden to buy one share in Wincor Nixdorf. For further details on the terms and conditions of the different stock options plans see “28.2.1 Wincor Nixdorf Stock Option Plan.”

28.1.6	Dr. Ulrich Näher

Dr. Ulrich Näher has served as Senior Vice President, Research and Development at Wincor Nixdorf AG and the head of Wincor Nixdorf’s global development network since the beginning of 2015. Previously, he worked for McKinsey, where he was a director in the Munich office and head of the Global Product Development Practice, in which capacity he was responsible for advising clients from the electronics industry in Europe and Asia. Dr. Näher began his career at Siemens Corporate Development where he was responsible for corporate development. Dr. Näher was born on October 24, 1965. He studied mathematics and physics and earned his doctorate in physics at the University of Stuttgart.

As of September 30, 2015, Dr. Näher owned less than 1 percent of the outstanding Wincor Nixdorf shares. In addition, as of September 30, 2015, Dr. Näher held 55,897 stock options under the 2015 Stock option plan.

For further details on the terms and conditions of the different stock options plans see “28.2.1 Wincor Nixdorf Stock Option Plan.”

28.2	Compensation

28.2.1	Wincor Nixdorf Stock Option Plan

As of January 27, 2016, Wincor Nixdorf had issued approximately 2.6 million stock options as part of several stock option plans established in 2012, 2013, 2014, and 2015 (collectively the “Wincor Nixdorf Stock Option Plan”), of which approximately 590,000 options grant the right to purchase or subscribe for Wincor Nixdorf Ordinary Shares in a number representing in total approximately 1.8 percent of Wincor Nixdorf’s current share capital until the later of the end of the acceptance period or the expiration of the Put Right Period, if any, pursuant to Section 39c German Takeover Act. Each of the stock options granted under the Wincor Nixdorf Stock Option Plan currently entitles its holder to purchase, after expiry of the vesting period, one Wincor Nixdorf Ordinary Share against payment of the respective strike price or, at the discretion of Wincor Nixdorf, a cash payment amounting to the difference of the respective strike price and the non-volume weighted average closing stock price of the 30 trading days on the Frankfurt Stock Exchange that immediately preceded the respective exercise date.

The vesting period for each option under each component of the Wincor Nixdorf Stock Option Plan is four years and commences on the respective date on which the options were granted. The stock options under the Wincor Nixdorf Stock Option Plan were granted on March 30, 2012, March 22, 2013, March 26, 2014, and March 25, 2015.

In each case, the strike price is equivalent to 112 percent of the average non-volume weighted closing stock price of the 30 trading days on the Frankfurt Stock Exchange that immediately preceded the date of granting the respective stock options as set out above (subject to customary adjustments in case of distributions, such as dividend payments, as well as in case of changes in Wincor Nixdorf AG’s share capital, including a split of shares). The unadjusted strike prices of the Wincor Nixdorf Stock Option Plan are as follows:

•	2012 stock option plan: €45.02;

•	2013 stock option plan: €43.20;

•	2014 stock option plan: €62.94; and

•	2015 stock option plan: €49.20;

Stock options under the Wincor Nixdorf Stock Option Plan can, after expiry of the vesting period, only be exercised if the following requirements are met:

•	Each holder of stock options must make an investment in Wincor Nixdorf Ordinary Shares equaling 1/10 of the number of stock options held (i.e. for 10 stock options, the option holder must acquire ownership in one Wincor Nixdorf share); and

•	The ownership of such Wincor Nixdorf Ordinary Shares has to be evidenced by the holder of the stock options as at the date which is two years after the date of the commencement of the respective vesting period; and

•	The respective shares have to continue to be owned by the option holder until the end of the exercise period.

The exercise period is ten trading days on the Frankfurt Stock Exchange and commences upon expiry of the vesting period.

As of January 27, 2016 the participants in the Wincor Nixdorf Stock Option Plan held approximately 2.6 million outstanding stock options.

The Wincor Nixdorf Stock Option Plan does not provide for any termination, termination rights and/or accelerated vesting in case of a change of control in Wincor Nixdorf and, therefore, will in principle not be affected by the contemplated Business Combination, except that holders of stock options, who tender their shares in Wincor Nixdorf, may no longer be able to evidence their ownership of investments, which is required in order for them to exercise the stock options. In case of a delisting of Wincor Nixdorf’s shares, stock options for which the vesting period has not yet lapsed on the last trading day, expire. Furthermore, the stock options expire if the employment agreement of the respective holder is terminated, regardless of the reason of the termination, except in case of retirement of the holder.

In light of the Offer, the general shareholders’ meeting of Wincor Nixdorf resolved on January 25, 2016 to authorize the management board and supervisory board to make certain changes to the terms of the outstanding stock options and the stock options to be granted in the future.

28.3	Related Party Transactions

Since September 30, 2012, none of the individuals listed above has engaged in a transaction or loan with Wincor Nixdorf that would require disclosure pursuant to Item 7.B. of Form 20-F.

29. SHAREHOLDER STRUCTURE; BENEFICIAL OWNERSHIP OF WINCOR NIXDORF ORDINARY SHARES

29.1	Security Ownership of Members of Wincor Nixdorf’s Management Board and Supervisory Board

The following table sets forth information with respect to the beneficial ownership of Wincor Nixdorf’s ordinary shares as of January 27, 2016, by (1) the members of the management board and the supervisory board of Wincor Nixdorf, and (2) all current members of Wincor Nixdorf’s management board and supervisory board as a group. Applicable percentage ownership is based on 33,084,988 ordinary shares of Wincor Nixdorf issued as of January 27, 2016. Except as indicated in the footnotes to this table, each shareholder named in the table has sole voting and dispositive power with respect to the shares set forth opposite the shareholder’s name.

Name of Beneficial Owner and Place of Business	Wincor Nixdorf Ordinary Shares Beneficially Owned
	Number		Percentage (1)
Members of Management Board:
Eckard Heidloff	*		*
Place of business: Heinz-Nixdorf-Ring 1, 33106 Paderborn, Germany
Dr. Jürgen Wunram	*		*
Place of business: Heinz-Nixdorf-Ring 1, 33106 Paderborn, Germany
Olaf Heyden	*		*
Place of business: Heinz-Nixdorf-Ring 1, 33106 Paderborn, Germany
Members of Supervisory Board:
Dr. Valerie Barth	—		—
Place of business: Wittelsbacherstraße 3, 82335 Berg, Germany
Elin Dera	—		—
Place of business: Roßstraße 24, 40476 Düsseldorf, Germany
Dr. Alexander Dibelius	—		—
Geschäftsanschrift: Bockenheimer Landstraße 24, 60323 Frankfurt, Germany
Michael Schild	*		*
Geschäftsanschrift: Heinz-Nixdorf-Ring 1, 33106 Paderborn, Germany
Dr. Dieter Düsedau	—		—
Place of business: Heinz-Nixdorf-Ring 1, 33106 Paderborn, Germany
Prof. Dr. Achim Bachem	—		—
Place of business: Leo-Brandt-Straße 52428 Jülich, Germany
Hans-Ulrich Holdenried	—		—
Place of business: Heinz-Nixdorf-Ring 1, 33106 Paderborn, Germany
Edmund Schaefer	*		*
Place of business: Heinz-Nixdorf-Ring 1, 33106 Paderborn, Germany
Zvezdana Seeger	—		—
Place of business: Buchsweilerstr. 5, 14195 Berlin, Germany
Reinhard Steinrücke	*		*
Place of business: Heinz-Nixdorf-Ring 1, 33106 Paderborn, Germany
Daniela Ueberschär	*		*
Place of business: Heinz-Nixdorf-Ring 1, 33106 Paderborn, Germany
Carmelo Zanghi	—		—
Place of business: Heinz-Nixdorf-Ring 1, 33106 Paderborn, Germany
All management board members and supervisory board members as a group (15 individuals)	207,728	(2)	0.63%

*	Indicates less than one percent.
(1)	Percentages are based on 33,084,988 ordinary shares issued which includes the 3,268,777 ordinary shares (equaling approximately 9.88 percent of the entire issued share capital of Wincor Nixdorf) held by Wincor Nixdorf Facility GmbH, a subsidiary of Wincor Nixdorf.

(2)	Does not give effect to 122,111 options held by Mr. Heidloff and 87,222 options held by Dr. Wunram under the 2012 stock option plan. Pursuant to the terms of the 2012 stock option plan, each option entitles its holder to purchase, after expiry of the vesting period, one Wincor Nixdorf Ordinary Share against payment of the strike price or, at the discretion of Wincor Nixdorf AG, a cash payment equal to the difference between the strike price and the non-volume weighted average closing stock price of the 30 trading days on the Frankfurt Stock Exchange that immediately preceded the exercise date. Pursuant to the terms of the Business Combination Agreement, Wincor Nixdorf has agreed that all exercisable options issued pursuant to its stock option plans and outstanding on or after the date of the Business Combination Agreement will not be settled for ordinary shares but instead will be settled in cash by the later to occur of (i) the expiration of the Additional Acceptance Period and (ii) the expiration of the Put Right Period, if any.

29.2	Security Ownership of Significant Shareholders

The German Securities Trading Act (Wertpapierhandelsgesetz) requires holders of voting rights to notify the issuer and BaFin of their holdings whenever these reach, exceed, or fall below certain thresholds. The thresholds are set at 3 percent, 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 50 percent and 75 percent. No notifications are required for fluctuations between those thresholds. Under some circumstances, the German Securities Trading Act requires voting rights to be attributed also to certain third parties. In such cases it may or may not be that both the direct holder and the third party are required to issue notifications. Examples of such attributions are (i) attribution of a subsidiary’s shareholdings/voting rights to one or more parent companies within a corporate group, (ii) attribution of shareholdings/voting rights held for the account of a third party and (iii) attribution of shareholdings/voting rights of a beneficial owner to a third party to which the voting rights are entrusted (anvertraut) (e.g. management companies in fund structures).

As of January 27, 2016, the following notifications of shareholdings above 3 percent have been published:

•	Kiltearn Global Equity Fund, 651 Holiday Drive Suite 300, 15220 Pittsburgh, PA, USA, informed Wincor Nixdorf pursuant to Section 21 para 1 of the German Securities Trading Act that as of May 7, 2015, it directly held 1,667,024 voting rights in Wincor Nixdorf Aktiengesellschaft, corresponding to 5.04 percent of the issued share capital of Wincor Nixdorf Aktiengesellschaft.

•	Kiltearn Limited, Exchange Place, Semple Street, Edinburgh EH3 8BL, UK, informed Wincor Nixdorf pursuant to Section 21 para 1 of the German Securities Trading Act on April 27, 2015, that as of January 27, 2015, 1,705,163 voting rights, corresponding to 5.15 percent of the issued share capital of Wincor Nixdorf Aktiengesellschaft, were entrusted (anvertraut) to Kiltearn Limited pursuant to Section 22 para 1 sentence 1 no. 6, sentence 2 of the German Securities Trading Act. Kiltearn Limited also informed Wincor Nixdorf that the shareholder holding directly 3 percent or more of the voting rights which were entrusted (anvertraut) to Kiltearn Limited is Kiltearn Global Equity Fund, Pittsburgh, PA, USA.

•	Kiltearn Partners LLP, Exchange Place, Semple Street, Edinburgh EH3 8BL, UK, informed Wincor Nixdorf pursuant to Section 21 para 1 of the German Securities Trading Act that as of January 27, 2015, 1,705,163 voting rights, corresponding to 5.15 percent of the issued share capital of Wincor Nixdorf Aktiengesellschaft, were entrusted (anvertraut) to Kiltearn Partners LLP pursuant to Section 22 para 1 sentence 1 no. 6 of the German Securities Trading Act. Kiltearn Partners LLP also informed Wincor Nixdorf that the shareholder holding directly 3 percent or more of the voting rights entrusted (anvertraut) to Kiltearn Partners LLP is Kiltearn Global Equity Fund, Pittsburgh, PA, USA.

•	Polaris Capital Management, LLC, 121 High St., Boston, MA, USA, informed Wincor Nixdorf pursuant to Section 21 para 1 of the German Securities Trading Act on June 16, 2015 that as of June 16, 2015, 1,660,685 voting rights, corresponding to 5.02 percent of the issued share capital of Wincor Nixdorf Aktiengesellschaft, were entrusted (anvertraut) to Polaris Capital Management, LLC, pursuant to Section 22 para 1 sentence 1 no. 6 of the German Securities Trading Act. Polaris Capital Management, LLC did not disclose to Wincor Nixdorf the beneficial ownership of the underlying shares in Wincor Nixdorf Aktiengesellschaft.

•	Deutsche Asset & Wealth Management Investment GmbH, Mainzer Landstraße 11-17, Frankfurt am Main, Germany, informed Wincor Nixdorf pursuant to Section 21 para 1 of the German Securities Trading Act on November 6, 2015, that as of November 2, 2015, it directly held 992,980 voting rights, corresponding to 3.00 percent of the issued share capital of Wincor Nixdorf Aktiengesellschaft.

•	Highclere International Investors LLP, 2 Manchester Square, W1U 3PA, London, UK, informed Wincor Nixdorf pursuant to Section 21 para 1 of the German Securities Trading Act that as of July 25, 2014, 1,023,683 voting rights, corresponding to 3.09 percent of the issued share capital of Wincor Nixdorf Aktiengesellschaft, were entrusted (anvertraut) to Highclere International Investors LLP, pursuant to Section 22 para 1 sentence 1 no. 6 of the German Securities Trading Act. Highclere International Investors LLP did not disclose to Wincor Nixdorf the beneficial ownership of the underlying shares in Wincor Nixdorf Aktiengesellschaft.

In addition, as of January 27, 2016, Wincor Nixdorf Facility GmbH, Heinz-Nixdorf-Ring 1, 33106 Paderborn, Germany, a subsidiary of Wincor Nixdorf Aktiengesellschaft, directly held 3,268,777 ordinary shares in Wincor Nixdorf Aktiengesellschaft, corresponding to 9.88 percent of the issued share capital of Wincor Nixdorf Aktiengesellschaft.

30. COMPARISON OF HOLDERS’ RIGHTS

The rights of Diebold shareholders are governed by the applicable laws of the State of Ohio, including Title XVII, Chapter 1701 of the ORC, the Diebold articles of incorporation, and the Diebold code of regulations. The rights of Wincor Nixdorf shareholders are governed by applicable German Law, including the German Stock Corporation Act (Aktiengesetz), and Wincor Nixdorf’s articles of association (Satzung). Upon consummation of the transactions contemplated by the Offer, Diebold shareholders, and Wincor Nixdorf shareholders who validly tender their shares in the Offer and do not properly withdraw such shares, will be Diebold shareholders and, accordingly, their rights will be governed by the Diebold articles of incorporation, the Diebold code of regulations, and the laws of the State of Ohio.

The following is a summary comparison of:

•	the current rights of Wincor Nixdorf shareholders under German law, in particular the German Stock Corporation Act (Aktiengesetz), and the Wincor Nixdorf articles of association (Satzung); and

•	the rights Wincor Nixdorf shareholders and Diebold shareholders will have following the Business Combination as Diebold shareholders under the Diebold articles of incorporation, the Diebold code of regulations, and the laws of the State of Ohio.

The following summary describes certain material provisions of the applicable laws of the State of Ohio, applicable German Law, the Diebold articles of incorporation, the Diebold code of regulations, and the Wincor Nixdorf articles of association.

This section describes the material differences between the rights of holders of Wincor Nixdorf Ordinary Shares and holders of Diebold Common Shares. The differences between the rights of these respective shareholders result from the differences between German and Ohio law and the respective governing documents of Wincor Nixdorf and Diebold.

This section does not include a complete description of all differences among the rights of these respective shareholders, nor does it include a complete description of their specific rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally or, depending on the circumstances and the individual situation of the shareholder, more important do not exist. All Wincor Nixdorf shareholders and Diebold shareholders are urged to carefully read the relevant provisions of the German Stock Corporation Act, Title XVII, Chapter 1701 of the ORC, the Wincor Nixdorf articles of association, and the Diebold articles of incorporation and code of regulations.

Copies of the Wincor Nixdorf articles of association and the Diebold articles of incorporation and code of regulations are available to Wincor Nixdorf shareholders and Diebold shareholders upon request. See “2.12 Where You Can Find More Information; Documents Available for Inspection.” Investors are encouraged to obtain and read these documents.

Wincor Nixdorf Shareholders	Diebold Shareholders
Authorized Equity Interests

Common Shares. The share capital (Grundkapital) of Wincor Nixdorf AG amounts to €33,084,988 and is divided into 33,084,988 ordinary bearer shares, with no par value. €14,061,120 of the share capital was provided as an in-kind contribution through the change of legal form of the former Wincor Nixdorf Holding GmbH into Wincor Nixdorf Aktiengesellschaft.

Preferred Shares. Wincor Nixdorf has no preferred shares.

The Wincor Nixdorf management board may increase Wincor Nixdorf’s share capital in accordance with various previously approved shareholder resolutions. Based on one of these resolutions, new ordinary bearer shares may be issued in exchange for cash and/or payment in kind up to a total of €16,542,494 (Authorized Capital 2014). The management board may, with consent of the supervisory board and subject to certain limitations, exclude subscription rights of shareholders in connection with such issuances. Based on two additional shareholder resolutions, Wincor Nixdorf’s share capital has also been increased conditionally by (i) up to €1,654,249, divided into up to 1,654,249 new ordinary bearer shares (Conditional Capital I 2014) and (ii) up to €10,000,000, divided into up to 10,000,000 new bearer shares (Conditional Capital II). The Conditional Capital I 2014 may be used exclusively to cover stock options issued to directors and employees of Wincor Nixdorf. The Conditional Capital II is to be used exclusively to grant option rights or option obligations to the holders of warrants from participatory certificates with warrants and/or bonds with warrants or to grant conversion rights or conversion obligations, in accordance with the conversion conditions, to the holders of convertible participatory certificates and/or convertible bonds that are issued by Wincor Nixdorf or one of its subsidiaries, within the meaning of Section 17 of the German Stock Corporation Act. In light of the Offer, the annual shareholders’ meeting of Wincor Nixdorf resolved on January 25, 2016 to change the authorization of the issuance of stock options and the Conditional Capital I 2014 accordingly. This change has not yet been registered in the commercial register.

Common Shares. Diebold, Inc. is authorized to issue up to 125,000,000 common shares, with a par value of $1.25 each. As of January 27, 2016, there were 65,014,989 Diebold Common Shares outstanding.

Preferred Shares. Diebold, Inc. is authorized to issue up to 1,000,000 serial preferred shares with no par value. Diebold, Inc. has established a series of 125,000 serial preferred shares designated as series A junior participating preferred shares. Currently, Diebold, Inc. has no preferred shares outstanding.

Wincor Nixdorf Shareholders	Diebold Shareholders
Dividends/Distributions

In case any distributable net income within the meaning of the German Stock Corporation Act (Aktiengesetz) is available, the shareholders may resolve as to the use of such income. The shareholders may resolve to use the net income for a non-cash distribution instead of or in addition to a cash distribution.

Holders of Diebold Common Shares are entitled to receive dividends when, as and if declared by the Diebold board of directors out of funds legally available for payment. Holders of series A junior participating preferred shares are entitled to cumulative quarterly dividends payable at a rate specified in the articles of incorporation. No cash dividends may be declared or paid to holders of the common shares unless all accrued and unpaid dividends on serial preferred shares are first declared and paid.

In the event of liquidation, dissolution, or winding up of the affairs of Diebold, holders of serial preferred shares are entitled to a liquidation preference in an amount according to a calculation specified in the articles of incorporation and the shareholders rights agreement. Holders of common shares are entitled to share in any assets of Diebold remaining after satisfaction in full of Diebold’s liabilities, and after satisfaction of dividend and liquidation preferences possessed by the holders of other classes of securities of Diebold. In the event that the corporation’s assets are insufficient to permit payment of the full preferential amount to each holder of serial preferred shares, then the net assets will be distributed ratably in proportion to the full preferential amount to which each share is entitled.

Annual Meeting of Shareholders

The Wincor Nixdorf shareholders have a general meeting of shareholders during the first eight months of each fiscal year to vote, inter alia, on the exoneration (Entlastung) of the members of the management board and the supervisory board, on the appropriation of net income (if any), and on the appointment of the statutory auditor. The shareholders’ meeting also appoints the shareholders’ representatives to the supervisory board. Only shareholders that have provided timely registration to Wincor Nixdorf are eligible to participate in the meeting.

Wincor Nixdorf has to publish the invitation to any shareholders meeting including the agenda in the German Federal Gazette (Bundesanzeiger).

Annual shareholder meetings are held at a time and place designated by the board of directors or, in the absence of a designation by the board of directors, the chairman of the board of directors, the chief executive officer, the president or the secretary. The board of directors may also choose to hold the meeting solely by means of communications equipment that enables the shareholders (and proxyholders) to participate in the meeting and to vote on matters submitted to the shareholders.

Written notice indicating the time, place, and purpose of every annual or special meeting must be given to each shareholder of record entitled to vote at such meeting between seven and 60 days prior to the meeting.

Following listing of Diebold Common Shares on the regulated market segment (Regulierter Markt) of the

Wincor Nixdorf Shareholders	Diebold Shareholders

Frankfurt Stock Exchange, Diebold will publish the invitation to any shareholders meeting including the agenda in the German Federal Gazette (Bundesanzeiger).

Special Meeting of Shareholders
Under §122 of the German Stock Corporation Act (Aktiengesetz), a special meeting of shareholders may be called if shareholders, whose shareholdings in the aggregate equal or exceed 5 percent of the share capital or an aggregate nominal amount of €500,000, provide written demand to the management board stating the purpose of and reasons for such meeting.	Special meetings of shareholders may be called by the chairman of the board, the chief executive officer, the president or by the board of directors or by written order of a majority of the directors or by the executive committee, if there is one. Special meetings can also be called by the chairman of the board, the chief executive officer, the president, the vice president, or the secretary, when requested in writing by the holders of a majority of the shares of the corporation at the time entitled to exercise voting power in the election of directors.

Voting Rights—General

The right to participate in and vote at the meeting of shareholders is extended to all shareholders who provide timely registration to Wincor Nixdorf in accordance with the articles of association and applicable German Stock Corporation law. Each share entitles the holder to cast one vote.

Unless mandatory rules of the German Stock Corporation Act (Aktiengesetz) provide to the contrary, resolutions of the meeting of shareholders are adopted with a simple majority of the votes cast. Voting rights may be exercised by proxy.

In the event of a tied vote, a motion will be deemed rejected. Different rules apply for the election of individuals to hold office in Wincor Nixdorf. Where a simple majority is not achieved in the first round of voting in elections regarding the appointment of an individual to an office in Wincor Nixdorf, a run-off is held between the two persons who received the highest number of votes. In the event of a tie in the run-off, lots will be drawn to decide on the outcome.

Each outstanding Diebold common share entitles its holder to one vote upon all matters presented to the shareholders.

The holders of serial preferred shares and the holders of common shares vote together as a single class on all matters except the following:

•    An affirmative vote of two thirds of the outstanding serial preferred shares voting as a separate class is required to approve any amendment to provisions of the articles of incorporation or regulations of the corporation which adversely affects the voting powers, rights or preferences of the serial preferred shareholders.

•    An affirmative vote of two thirds of the outstanding serial preferred shares voting as a separate class is required to authorize the creation of, or increases to the authorized number of shares of, any class ranking prior to the serial preferred shares.

•    An affirmative vote of two thirds of the outstanding serial preferred shares voting as a separate class is required to effect the purchase or redemption of less than all of the serial preferred shares except in accordance with a stock purchase offer made to the entire class, unless all outstanding dividends have been declared and paid.

Wincor Nixdorf Shareholders	Diebold Shareholders

•    A majority vote of serial preferred shareholders is necessary to approve a merger, consolidation, or asset sale when the consolidation or merger will cause the resulting corporation to have more outstanding or authorized shares ranking prior to or on a parity with the serial preferred shares than the corporation had prior to the merger.

•    A majority vote of the serial preferred shareholders voting as a separate class is necessary to approve the authorization of any shares ranking on parity with the serial preferred shares or an increase in the authorized number of serial preferred shares.

•    If the corporation is in default in the payment of six quarterly dividends (whether or not consecutive) on any series of serial preferred shares, the holders of serial preferred shares are entitled to vote separately as a class to elect two members of the board of directors.

Quorum
Neither the German Stock Corporation Act (Aktiengesetz) nor Wincor Nixdorf AG’s articles of association (Satzung) has any minimum quorum requirement applicable to shareholders meetings.	The shareholders present in person or by proxy at the general meeting of shareholders constitute a quorum. However, at any special meeting of shareholders, there must be the presence of the holders of a majority in number of shares issued and outstanding and entitled to exercise voting power at such meeting to constitute a quorum.

Approval of Extraordinary Transactions

According to German law together with Wincor Nixdorf AG’s articles of association, certain resolutions of the meeting of shareholders require a majority of at least 75 percent of the votes cast and/or the share capital represented.

Such resolutions include:

•    the exclusion of the shareholders’ subscription rights in connection with capital increases;

•    amendment of the articles of association (Satzung) relating to a change of the business purpose of Wincor Nixdorf (Unternehmensgegenstand);

•    measures according to the German Act on Corporate Transformations (Umwandlungsgesetz);

Under the ORC, any merger, consolidation or sale of substantially all of the assets of a corporation must be approved by the board of directors and then by an affirmative vote of two-thirds of the voting power of the corporation. If a combination or majority share acquisition involves the issuance or transfer by the acquiring corporation of a number of its shares that would entitle holders of such shares to exercise one-sixth or more of the voting power of the corporation after the consummation of such transaction, the transaction must be approved at a meeting held for this purpose by an affirmative vote of two-thirds of the voting power of the corporation, or a different proportion of the voting power not less than a majority, as the articles of incorporation provide.

According to the NYSE listed company manual, shareholder approval is required prior to the issuance

Wincor Nixdorf Shareholders	Diebold Shareholders

•    entering into a domination and/or profit and loss transfer agreement;

•    approval of management measures to which the supervisory board denied its approval;

•    dissolution of Wincor Nixdorf; and

•    significant asset disposals which may jeopardize Wincor Nixdorf’s business objectives (so-called Holzmüller-Resolutions).

of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if, among other things:

•    the common stock has, or will have upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock; or

•    the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20 percent of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock.

Diebold, Inc.’s articles of incorporation further provide that an affirmative vote of the holders of at least a majority of the outstanding serial preferred shares is required to approve any merger, consolidation, or sale, lease, or conveyance of substantially all the corporation’s assets unless the resulting corporation will not have any additional authorized or outstanding shares ranking prior to or on parity with the serial preferred shares.

Limits on Ownership Concentration

Wincor Nixdorf AG’s articles of association (Satzung) do not contain provisions limiting ownership concentration. Further, under German law, there are no statutory limitations relating to ownership concentration.

Neither the articles of incorporation nor the code of regulations contain provisions limiting ownership concentration. See “—(Anti-)Takeover Legislation” below for a discussion of Ohio law relating to limits on ownership concentration applicable in certain circumstances.

Limits on Voting Concentration

Wincor Nixdorf AG’s articles of association (Satzung) do not place any limitations on voting concentration. Under German law, there are no statutory limitations relating to voting concentration that are applicable to Wincor Nixdorf.

Neither the articles of incorporation nor the code of regulations contain provisions limiting voting concentration. See “—(Anti-)Takeover Legislation” below for a discussion of Ohio law relating to limits on voting concentration applicable in certain circumstances.

Transfer Restrictions
Wincor Nixdorf has not imposed any transfer restrictions on its shares.	Diebold Common Shares are freely transferable in accordance with applicable law.

Wincor Nixdorf Shareholders	Diebold Shareholders
Shareholder Proposals

Under the German Stock Corporation Act (Aktiengesetz), one or more shareholders holding shares representing an aggregate of at least 5 percent of the issued share capital of Wincor Nixdorf are entitled to request a meeting of shareholders be called. Shareholders holding ordinary shares representing an aggregate of at least 5 percent of the issued share capital or holding shares in an aggregate nominal amount of at least €500,000 are entitled to require that a matter be placed on the agenda of the general meeting of shareholders for resolution. The requests must be made in writing stating the purpose and the reasons for the request and must be addressed to the Wincor Nixdorf management board. A proper request will be published together with the notice of the meeting of shareholders and the agenda in the German Federal Gazette (Bundesanzeiger), or, if a request was made after the publication of the notice and agenda, will be published without undue delay.

Additionally, each shareholder may submit, at or prior to the meeting of shareholders, counter proposals to the proposals submitted and published by the Wincor Nixdorf management board and the Wincor Nixdorf supervisory board. Under certain circumstances, such counter proposals must be published in the German Federal Gazette prior to such meeting of shareholders.

In order to propose business to be considered at the annual meeting, a shareholder must be a shareholder of record at the time notice of the meeting is given and the shareholder must be entitled to vote at that meeting. The shareholder must have provided timely notice to Diebold’s secretary describing in reasonable detail the desired business to be brought before the annual meeting. If the shareholder has provided the corporation with a proposal solicitation notice, the shareholder must also have delivered a proxy statement and form of proxy to the holders of at least the percentage of shares of the corporation required to approve the proposed business.

Advance Notice Requirements

For a Wincor Nixdorf shareholder to properly request business to be brought before an annual meeting, the shareholder or the shareholders:

•    must be a shareholder of Wincor Nixdorf AG at the time of the giving of notice for such annual meeting;

•    do not need to be entitled to vote in the annual meeting (except if voting rights are suspended in exceptional cases in which such shareholders may not issue a valid request);

•    must hold, alone or together with other shareholders supporting the request, shares of at least five percent of the issued share capital, or hold shares with an aggregate attributable value of €500,000;

•    must evidence that such shares (i) were held at least three months prior to the annual meeting to which business is requested to be brought

For business to be properly requested by a Diebold shareholder to be brought before an annual meeting, the shareholder must:

•    be a shareholder of record of Diebold at the time of the giving of the notice for such annual meeting;

•    be entitled to vote at such meeting;

•    have given timely notice thereof in writing to the secretary of Diebold; and

•    have delivered a proxy statement and form of proxy to the holders of at least the percentage of shares of Diebold entitled to vote required to approve such business that the shareholder proposes to bring before the annual meeting and included in such materials the proposal solicitation notice, if the shareholder, or the beneficial owner on whose behalf any business is brought

Wincor Nixdorf Shareholders	Diebold Shareholders

(according to alternative opinions in legal literature, three months prior to receipt by Wincor Nixdorf of the notice of a particular request) and (ii) is continued to be held until the day on which an affirmative decision by Wincor Nixdorf (or a competent court) is reached on the publication of the requested agenda item; and

•    must have given timely notice thereof in writing to Wincor Nixdorf, including a reason or a draft resolution for business.

•    Because Wincor Nixdorf is a public company, in order to be timely, a shareholder’s notice must be delivered to or mailed and received at Wincor Nixdorf not less than 30 calendar days prior to the annual meeting. The day of the receipt of the shareholder’s notice is not counted.

before the meeting, has provided Diebold with such a proposal solicitation notice.

To be timely, a shareholder’s notice must be delivered to or mailed and received at the principal executive offices of Diebold not less than 60 nor more than 90 calendar days prior to the first anniversary of the date on which Diebold first mailed its proxy materials for the preceding year’s annual meeting of shareholders; provided, however, that if the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the anniversary of the preceding year’s annual meeting, notice by the shareholder to be timely must be so delivered not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of the date of such meeting is first made.

Governance

Wincor Nixdorf has a two-tier board system consisting of the management board and the supervisory board. The Wincor Nixdorf management board leads Wincor Nixdorf and manages its business. It currently consists of three members, including the chairman of the management board (CEO) and the deputy Chairman of the Board. The supervisory board has authority to alter the number of members on the management board within the limits set by the articles of association which currently stipulate a minimum of two management board members.

The Wincor Nixdorf supervisory board supervises and advises the management board in the management of Wincor Nixdorf. The Wincor Nixdorf management board must obtain the Wincor Nixdorf supervisory board’s prior approval for certain transactions of particular importance as determined by the supervisory board. There are currently 12 members of the Wincor Nixdorf supervisory board, which consists of six shareholder representatives and six employee representatives.

Diebold has a single-tier governing system. Its primary governing body, the board of directors, sets the policies of Diebold and directs its activities in accordance with Diebold, Inc.’s articles of incorporation, its code of regulations, the ORC, and other applicable laws and regulations. The board of directors has delegated certain of its authorities to committees, including Diebold’s Audit Committee, the Board Governance Committee, the Compensation Committee, the Finance Committee, and the Technology Strategy and Innovation Committee. Diebold’s directors are elected by the shareholders of Diebold and hold office for a term of one year from the date of the annual meeting of shareholders or until election or qualification of a successor. Diebold’s code of regulations requires that the board of directors be composed of not more than 10 persons and not less than five persons. Diebold intends to increase the size of its board of directors following the Closing Date as described in the section of this Prospectus titled “25. Corporate Governance Structure of Diebold after the Business Combination.”

Diebold’s board of directors elects executive officers of Diebold from time to time. The term of office of the executive officers is one year and until their respective successors are elected and qualified, except if any such officer is elected to fill a vacancy,

Wincor Nixdorf Shareholders	Diebold Shareholders
who will serve until the first meeting of the board of directors after the next annual meeting of shareholders.
Nomination and Appointment of Directors

The Wincor Nixdorf supervisory board is responsible for the appointment of the members to the Wincor Nixdorf management board and the revocation of such appointment.

The shareholder representatives at the Wincor Nixdorf supervisory board are elected for a term of office ending at the closing of the general meeting of shareholders which votes on the approval for the fourth fiscal year after the commencement of the term of office, not including such fiscal year in which the term of office has commenced. The general meeting of shareholders may, with regard to the shareholder representatives, set a shorter term of office for one or several shareholder representatives. The employee representatives are elected on the basis of applicable German co-determination laws.

Nominations may be made only at the annual shareholder meeting (1) by or at the direction of the board of directors or (2) by a shareholder of record who has complied with the procedures for submitting a nomination solicitation notice to the corporation and has delivered the nomination solicitation notice, a proxy statement and form of proxy to at least the minimum percentage of shareholders required to approve such nomination.

The election of directors is held only at the annual meeting of shareholders in each year. The ORC establishes a default rule that directors are elected by a plurality vote, unless the articles of incorporation establish an alternative procedure. Diebold’s articles of incorporation do not set forth any such alternative election standard.

The ORC also permits a shareholder to vote cumulatively, provided that the articles of incorporation do not prohibit cumulative voting and the shareholder provides notice to the corporation. Diebold has no provisions in its articles of incorporation that alter this default rule.

Vacancies on the board of directors may be filled by majority vote of the remaining directors, even if they constitute less than a quorum. The newly appointed director will serve for the unexpired term, or, in the case of a newly created directorship, for a term which expires contemporaneously with the terms of directors then qualified and serving.

Removal of Directors

The Wincor Nixdorf supervisory board has the authority under Section 84 of the German Stock Corporation Act (Aktiengesetz) to remove members of the management board for cause.

The meeting of shareholders of Wincor Nixdorf can replace the shareholders’ representatives on the supervisory board with a simple majority of the votes cast prior to the expiration of their respective terms of office. If a member of the Wincor Nixdorf supervisory board ceases to be a member prior to the expiration of

Under the ORC, any director may be removed, with or without cause, by the holders of a majority of the voting power of the shares then entitled to vote at an election of directors. Neither Diebold’s articles of incorporation nor its code of regulations include language altering this presumption.

Wincor Nixdorf Shareholders	Diebold Shareholders
his term of office, a new member will be elected for the remaining term of office of the withdrawing member. Any member of the Wincor Nixdorf supervisory board may, for cause or otherwise, resign from office by giving one month’s written notice to either the chairman of the supervisory board or the Wincor Nixdorf management board.
Amendments to Articles of Association and Articles of Incorporation

The meeting of shareholders of Wincor Nixdorf may, subject to certain restrictions, resolve on amendments to the articles of association (Satzung) with a simple majority of the votes cast.

In the case of an amendment to the corporate purpose (Unternehmensgegenstand) of Wincor Nixdorf, such majority must, however, represent 75 percent of the share capital participating in the vote. The supervisory board is only authorized to adopt purely formal amendments to the wording of the articles of association (Satzung).

Under the ORC, shareholders may adopt an amendment to the articles of incorporation by the affirmative vote of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal, unless the articles otherwise provide. Diebold, Inc.’s articles of incorporation do not alter this default amendment process.

Under Section 1701.71 of the ORC, an amendment to the articles of incorporation that purports to do any of the following with respect to common shares would require the separate approval of the shareholders affected by the amendment: (i) increase or decrease the par value of the issued and unissued shares (if the amendment would reduce or eliminate the stated capital of the corporation), (ii) change issued stock of a class into a lesser number of shares or into the same or a different number of shares of any other class theretofore or then authorized (or so change any other class of capital stock if the amendment would reduce or eliminate the stated capital of the corporation), (iii) change the express terms of, or add express terms to, the shares of a class in any manner substantially prejudicial to the holders of such shares, (iv) change the express terms of issued shares of any class senior to the particular class in any manner substantially prejudicial to the holders of shares of the particular class, (v) authorize shares of another class that are convertible into, or authorize the conversion of shares of another class into, such class, or authorize the directors to fix or alter conversion rights of shares of another class that are convertible into such class, (vi) provide that the stated capital of the corporation shall be reduced or eliminated as a result of an amendment described under (i) or (ii) above, or provide, in the case of an amendment described under (v) above, that the stated capital of the corporation shall be reduced or eliminated upon the exercise of such conversion rights, (vii) change substantially the purpose of the corporation, or provide that thereafter an amendment to the corporation’s articles of

Wincor Nixdorf Shareholders	Diebold Shareholders

incorporation may be adopted that changes substantially the purposes of the corporation, or (viii) change the corporation into a nonprofit corporation.

Section 1701.70 of the ORC sets forth certain instances in which the directors of a corporation may adopt an amendment to the articles of incorporation, including (i) when and to the extent authorized by the articles of incorporation, determining the rights of a class of shares that has not yet been issued, (ii) authorizing sufficient shares to satisfy the conversion rights of convertible security holder and/or of option rights holders as set forth in the articles of incorporation or approved by requisite shareholder vote, (iii) reducing the number of authorized shares in response to redemptions or surrenders of shares, (iv) eliminating any reference to a change of shares following an amendment to the articles of incorporation changing such shares, and (v) eliminating, following a merger in which the surviving or new corporation is a domestic corporation, any provisions pertaining exclusively to that merger and any other appropriate changes required by that elimination. The ORC also provides for several other instances in which the directors of a corporation may adopt an amendment to the articles of incorporation that applies to corporations that have more than 100 shareholders of record, were created on or after May 16, 2002, or have passed amendments to the articles of incorporation authorizing the directors to adopt such amendments to the articles of incorporation. These include (i) changing the name of the corporation, (ii) changing the location within the State of Ohio of the corporation’s principal place of business, and (iii) under certain circumstances, increasing the number of authorized shares and decreasing the par value of shares as necessary to execute a stock dividend or stock split, as applicable.

Amendments to Governing Documents
Wincor Nixdorf’s supervisory board may amend the rules of procedure of the management board and of the supervisory board with simple majority of the votes cast.

The code of regulations may be adopted, amended or repealed (i) by the directors to the extent permitted by law, or (ii) by the vote of the holders of a majority of the power of the corporation at any annual meeting of shareholders or at any special meeting called for that purpose.

Wincor Nixdorf Shareholders	Diebold Shareholders
Appraisal or Dissenters’ Rights

An appraisal proceeding (Spruchverfahren) is available to Wincor Nixdorf shareholders under the German Appraisal Proceedings Act (Spruchverfahrensgesetz). Under this Act, a court can be asked to determine the adequacy of the consideration or compensation paid to minority shareholders in certain corporate transactions, including (1) the consolidation or merger of companies according to the provisions of the German Transformation Act (Umwandlungsgesetz); (2) the conclusion of a domination and/or profit and loss transfer agreement; and (3) the squeeze-out of minority shareholders pursuant to Sections 327a et seq. of the German Stock Corporation Act (Aktiengesetz) or Section 62(5) of the German Transformation Act. In each of these circumstances, the shareholder seeking the adequacy determination must comply with the procedural requirements specified in the applicable statutory provision.

Under Section 1701.84 of the ORC, dissenters’ rights are not available where the shares of the corporation for which the dissenting shareholder would otherwise be entitled to dissenters’ rights are listed on a national securities exchange as of the day immediately preceding the date on which the vote on the proposal is taken at the meeting of the shareholders. Diebold’s common shares are listed on the NYSE, and, as such, dissenters’ rights are not available.

Preemptive Rights

Under the German Stock Corporation Act (Aktiengesetz), an existing shareholder in a stock corporation has a preferential right to subscribe for issues of new shares in proportion to the number of shares such shareholder holds in the corporation’s existing share capital (preemption rights or subscription rights; Bezugsrechte). The German Stock Corporation Act (Aktiengesetz) allows companies to exclude this preferential subscription right in limited circumstances and only if so provided in the same shareholder resolution that authorizes the accompanying capital increase or share issuance. At least 75 percent of the share capital represented at the meeting must vote to authorize the exclusion of subscription rights. Prior to approval by the shareholders, exclusion of subscription rights requires the Wincor Nixdorf management board to report on the reasons for the exclusion to the shareholders in writing. With regard to the Authorized Capital 2014, the Wincor Nixdorf management board may increase the share capital without offering subscription rights with the approval of the Wincor Nixdorf supervisory board and subject to certain limitations.

Neither the holders of serial preferred shares nor the holders of common shares have preemptive or subscription rights to purchase or have offered to them for purchase any shares or other securities of the corporation.

Wincor Nixdorf Shareholders	Diebold Shareholders
Rights of Purchase and Reduction of Share Capital

Wincor Nixdorf may acquire its own shares on the basis of an authorization by the general meeting of shareholders which sets forth the lowest and the highest price for the shares, so long as it acquires no more than 10 percent of its issued shares. Such authorization can be granted for a period of up to five years. The purpose of the acquisition by Wincor Nixdorf of its own shares may not be trading in its own shares. Besides this, Wincor Nixdorf may purchase its own shares for certain defined purposes (e.g., if the acquisition is necessary to avoid severe and immediate damage to Wincor Nixdorf, if the shares are to be offered for purchase to persons who are or were in an employment relationship with Wincor Nixdorf or an affiliate or if the acquisition is made to compensate shareholders in connection with corporate transactions).

The board of directors can authorize Diebold to purchase or to redeem shares of the corporation at any time and for any reason in exchange for consideration determined by the board of directors and not specifically prohibited by law.

Shareholder Suits

As a general rule, each shareholder who was present at the general meeting of the shareholders and has objected to the resolutions in the minutes may, within one month after adoption of the resolutions by the meeting of shareholders, take action against Wincor Nixdorf to contest the resolutions (Anfechtungsklage).

However, German law does not provide for class actions and does not, as a general rule and subject to certain exceptions, permit shareholder derivative suits, even in the case of a breach of duty by the members of the Wincor Nixdorf management board or the Wincor Nixdorf supervisory board. Company claims for compensatory damages against members of the Wincor Nixdorf management board or the Wincor Nixdorf supervisory board may, as a rule, only be asserted by Wincor Nixdorf itself, in which case Wincor Nixdorf is represented by the Wincor Nixdorf supervisory board when claims are made against members of the Wincor Nixdorf management board and by the Wincor Nixdorf management board when claims are made against members of the Wincor Nixdorf supervisory board.

According to a ruling by the German Federal Court of Justice (Bundesgerichtshof), the supervisory board is obligated to assert claims for compensatory damages against the Wincor Nixdorf management board that are likely to be successful, unless important company interests would conflict with such an assertion of claims and such grounds outweigh, or are at least comparable to, the grounds in favor of asserting claims. In the event

Under Rule 23.1 of the ORCP, a shareholder may bring a derivative action on behalf of a corporation to enforce certain rights of the corporation. A shareholder may institute and maintain such a suit only if he or she was a shareholder at the time of the transaction that is the subject of the suit. The ORCP also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless the plaintiff pleads sufficient reasons for his or her not making such an effort. Further, the plaintiff must fairly and adequately represent the interests of the shareholders similarly situated in enforcing the right of the corporation.

Wincor Nixdorf Shareholders	Diebold Shareholders

that the relevant entity with powers of representation decides not to pursue such claims, then such claims of Wincor Nixdorf for compensatory damages must nevertheless be asserted against members of the management board or the supervisory board if the general meeting of shareholders passes a resolution to this effect by a simple majority vote. Any damage claims should be brought within six months from the date of the meeting of shareholders. The meeting of shareholders may appoint special representatives to assert a claim for damages. The court will, upon petition by shareholders whose aggregate holdings amount to at least 10 percent of the share capital or €1,000,000, appoint persons other than those appointed to represent Wincor Nixdorf to assert the claim for damages, if in the opinion of the court such appointment is appropriate for the proper assertion of such claim.

Additionally, shareholders whose aggregate holdings amount to at least 1 percent of the share capital or €100,000 are entitled to request admission to file a claim for damages on behalf of Wincor Nixdorf. The court will admit the claim if:

•    the shareholders exercising the right to file a claim for damages establish that (1) they have acquired the shares prior to the alleged breach of duty; and (2) they have demanded, to no avail, that Wincor Nixdorf file the claim within a reasonable period of time;

•    facts have been presented that justify a suspicion that Wincor Nixdorf has been damaged by improprieties or serious breaches of the law or the articles of association; and

•    no overriding interests of Wincor Nixdorf prevent the enforcement of the compensation claim.

Rights of Inspection

German law does not permit shareholders to inspect corporate books and records. However, Section 131 of the German Stock Corporation Act (Aktiengesetz) provides each shareholder with a right to information at the general meeting of the shareholders, to the extent that such information is necessary to permit a proper evaluation of the relevant item on the agenda.

The right to information is a right only to oral information at a general meeting of the shareholders. Information may be given in writing to shareholders, but they are neither entitled to receive written information nor to inspect any documents of Wincor Nixdorf. As a

Under the ORC, any shareholder who first provides written demand to the corporation stating the specific purpose of the demand has the right to inspect, at any reasonable time and for any reasonable and proper purpose, the articles of the corporation, its regulations, its books and records of account, minutes, a list of its shareholders, and voting trust agreements.

Wincor Nixdorf Shareholders	Diebold Shareholders
practical matter, shareholders may receive certain written information about Wincor Nixdorf through its public filings with the commercial register (Handelsregister) and the German Federal Gazette and other places where documents of Wincor Nixdorf are made publicly available.
Conflict of Interest Transactions

Under German law, the members of the Wincor Nixdorf management board are subject to a statutory non-compete provision. If this duty is breached, the member of the Wincor Nixdorf management board is liable for damages or Wincor Nixdorf can demand to receive any profits or compensation the individual has received or will receive through the competing transaction. Other conflicts of interest may have to be disclosed to the Wincor Nixdorf supervisory board, in particular if the member of the management board is unable to perform his fiduciary duties correctly.

Any contract according to which a member of the Wincor Nixdorf supervisory board is to provide services to Wincor Nixdorf beyond his or her statutory duties as a Wincor Nixdorf supervisory board member requires approval of the Wincor Nixdorf supervisory board to be valid. Any compensation received for such services must be repaid to Wincor Nixdorf if the Wincor Nixdorf supervisory board did not approve the underlying contract. In all other cases of conflicts of interests a Wincor Nixdorf supervisory board member is obligated to act according to his or her duties of care and loyalty. Beyond this there is no clear rule under German law for the treatment of such conflicts, but the German Corporate Governance Code stipulates that the conflicts of interest are to be disclosed to the supervisory board and that permanent conflicts of interest will result in the termination of the conflicted board member’s service agreement.

Pursuant to Section 1701.60 of the ORC, no transaction is void or voidable because it is between or affects the corporation and one or more of its directors or officers or in which one or more of such directors or officers have a financial or personal interest, if (1) the material facts as to his or her relationship or interest and the transaction are disclosed and a majority of disinterested directors consents; (2) the material facts are disclosed as to his or her relationship or interest and the transaction and a majority of shares entitled to vote thereon consents; or (3) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the shareholders.

Indemnification of Officers and Directors

Under the German Stock Corporation Act (Aktiengesetz), a stock corporation is not allowed to limit or eliminate the personal liability of the members of either the Wincor Nixdorf management board or the Wincor Nixdorf supervisory board for damages due to breach of duty in their official capacity.

Wincor Nixdorf may, however, waive its claims for damages due to a breach of duty or reach a settlement with regard to such claims if more than three years have

The general effect of Diebold, Inc.’s code of regulations is to provide for the indemnification of its directors, officers and employees to the full extent permitted by applicable law, except that such indemnity shall not extend to any matters as to which any director, officer or employee shall be finally adjudged, in any such action, suit or proceeding, to be liable for negligence or misconduct in the performance of duties as such director or officer, nor to any settlement made without judgment, unless it

Wincor Nixdorf Shareholders	Diebold Shareholders

passed after such claims have arisen, but only with the approval of the general meeting of the shareholders, provided that such waiver may not be granted and such settlement may not be reached if shareholders holding, in the aggregate, at least 10 percent of the issued shares file an objection to the protocol of the meeting of shareholders.

Under German law, Wincor Nixdorf may indemnify its officers (Leitende Angestellte), and, under certain circumstances, German labor law requires a stock corporation to provide such indemnification. However, Wincor Nixdorf may not, as a general matter, indemnify members of the Wincor Nixdorf management board or the Wincor Nixdorf supervisory board where such members are liable towards Wincor Nixdorf based on a breach of their fiduciary duties or other obligations towards Wincor Nixdorf AG.

A German stock corporation (Aktiengesellschaft) may, however, purchase directors and officers insurance. Such insurance is subject to mandatory restrictions imposed by German law, including a deductible of at least 10 percent of the damages (capped by 150 percent of the annual fixed salary of the respective member of the management board) to be borne by the member of the board. Wincor Nixdorf AG’s articles of association provide for Wincor Nixdorf to take out such an insurance policy for members of its supervisory board.

In addition, German law may permit a corporation to indemnify a member of the Wincor Nixdorf management board or the Wincor Nixdorf supervisory board for attorneys’ fees incurred if such member is the prevailing party in a suit in a country, such as the United States, where prevailing parties are required to bear their own costs, and if German law would have required the other party to pay such member’s attorneys’ fees had the suit been brought in Germany.

be determined by the board of directors that he was not guilty of such negligence or misconduct.

Section 1701.13 of the ORC generally permits indemnification of any director, officer or employee with respect to any proceeding against any such person provided that: (a) such person acted in good faith, (b) such person reasonably believed that the conduct was in or not opposed to the best interests of the corporation, and (c) in the case of criminal proceedings, such person had no reasonable cause to believe that the conduct was unlawful. Indemnification may be made against expenses (including attorneys’ fees), judgments, fines and settlements actually and reasonably incurred by such person in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may be made only against reasonable expenses (including attorneys’ fees) and may not be made with respect to any proceeding in which the director, officer or employee has been adjudged to be liable to the corporation, except to the extent that the court in which the proceeding was brought shall determine, upon application, that such person is, in view of all the circumstances, entitled to indemnity for such expenses as the court shall deem proper. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the director, officer or employee did not meet the standard of conduct required for indemnification to be permitted.

Section 1701.13 of the ORC further provides that indemnification thereunder may not be made by the corporation unless authorized after a determination has been made that such indemnification is proper, with that determination to be made (a) by the board of directors by a majority vote of a quorum consisting of directors not parties to the proceedings; (b) if such a quorum is not obtainable, or, even if obtainable, but a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; (c) by the shareholders; or (d) by the court in which the proceeding was brought.

Finally, Section 1701.13 of the ORC provides that indemnification or advancement of expense provided by that Section is not exclusive of any other rights to which those seeking indemnification may be entitled

Wincor Nixdorf Shareholders	Diebold Shareholders
under the articles of incorporation or code of regulations or any agreement, vote of shareholders or disinterested directors or otherwise.
(Anti-)Takeover Legislation

On December 20, 2001, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) came into effect. The German Takeover Act, as amended, regulates all public offers to acquire certain market traded equity securities of German-based stock corporations, whose stock is admitted to trading on a regulated market in Germany or anywhere within the European Economic Area, whether for stock, cash or a combination thereof and irrespective of the size or purpose of the acquisition.

The German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) addresses public offers (öffentliche Angebote), which are defined as publicly announced offers to acquire a target company’s stock (or equity-backed securities, i.e., convertible stock) through purchase or exchange from individual shareholders. Once a party decides to submit a public offer, it is obliged to publicly announce its intention promptly. Prior to the announcement, the offeror must notify BaFin and the relevant stock markets. Typically within four weeks, and in complicated cross-border offers within up to eight weeks, of such public announcement, the offeror is required to submit a detailed offer document (Angebotsunterlage) to BaFin. The offering document may be publicly distributed only after its approval by BaFin. Once approved, the exchange offer document must be posted on the Internet and either broadly distributed free of charge or published in the electronic German Federal Gazette. The offer must remain open for no less than four weeks and no more than 10 weeks. Such period will be extended automatically if the offer is modified within the last two weeks of the offer period or if during the offer period a third party makes a competing offer.

The German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) distinguishes, in particular, between two kinds of public offers: takeover offers (Übernahmeangebote) and mandatory offers (Pflichtangebote).

Takeover offers are public offers directed at gaining control of the target. Pursuant to the German Takeover Act, control is deemed to be gained if at least 30 percent

Ohio Control Share Acquisition Act. The Ohio Control Share Acquisition Act (the “Acquisition Act”) provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must be followed prior to consummation of a proposed control share acquisition, which is defined as any acquisition of an issuer’s shares which would entitle the acquirer, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any of the following ranges of such voting power: (1) one-fifth or more but less than one-third of such voting power; (2) one-third or more but less than a majority of such voting power; or (3) a majority or more of such voting power. Corporations are able to opt out of the Acquisition Act by obtaining both director approval and affirmative shareholder vote to amend the corporation’s articles of incorporation. Diebold has not opted out of the Acquisition Act.

Ohio Merger Moratorium Statute. The Merger Moratorium Act prohibits certain business combinations and transactions between an issuing public corporation and a beneficial owner of 10 percent or more of the shares of the corporation (an “Interested Shareholder”) for at least three years after the Interested Shareholder attains 10 percent ownership, unless the board of directors of the issuing public corporation approves the transaction before the Interested Shareholder attains 10 percent ownership. An issuing public corporation is defined as an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. Examples of transactions regulated by the Merger Moratorium Act include the disposition of assets, mergers and consolidations, voluntary dissolutions, and the transfer of shares (“Moratorium Transactions”). Subsequent to the three-year period, a Moratorium Transaction may take place provided that certain conditions are satisfied, including: (1) the board of directors approves the transaction; (2) the transaction is

Wincor Nixdorf Shareholders	Diebold Shareholders

of the voting rights of a company are held. In addition to the general provisions regarding public offers, takeover offers are subject to further regulations. The German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) provides that a takeover offer must be extended to all shareholders in a non-discriminatory manner. A limited takeover offer (i.e., a takeover offer through which the offeror seeks to acquire 30 percent or more but less than 100 percent of the remaining outstanding voting shares) is forbidden. Further, the consideration offered for the shares must be adequate. The adequate consideration must be the higher of the weighted average market price within the three-month period preceding the announcement of the offer and the price paid by the offeror (or such persons acting in concert with the offeror or their subsidiaries) for any shares acquired within a six-month period preceding the publication of the exchange offer document, including off-market block trades.

Pursuant to the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), in the period from publication of the decision to make a takeover offer through publication of the outcome of the offer, the management board of the target company may not take any action which might prevent the success of the offer. This prohibition, however, does not apply to:

•    actions that would also have been performed by a diligent and prudent manager (ordentlicher und gewissenhafter Geschäftsleiter) of a company that is not the target of a takeover offer;

•    the seeking of a competing offer; and

•    acts approved by the supervisory board of the target company. Further, prior to the announcement of a takeover offer, the shareholders of a potential target may authorize the management board to undertake specifically determined measures aimed at preventing the success of a future takeover offer with the approval of the supervisory board. Such authorization is valid for a maximum of 18 months.

If a person or a legal entity comes to hold, directly or indirectly, 30 percent or more of a target company and, therefore, obtains control over the target company according to the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), that approved by the holders of shares with at least two-thirds of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the Interested Shareholder; or (3) the business combination results in shareholders, other than the Interested Shareholder, receiving a fair price plus interest for their shares. The Merger Moratorium Act is applicable to all corporations formed under Ohio law, but a corporation may elect not to be covered by the Merger Moratorium Act, or subsequently elect to be covered, with an appropriate amendment to its articles of incorporation. Diebold has not taken any such corporate action to opt out of the Merger Moratorium Act.

Ohio “Anti-Greenmail” Statute. Pursuant to the Ohio Anti-Greenmail Statute, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either: (1) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation; or (2) that his purpose was not to increase any profit or decrease any loss in the stock. Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of a corporation if the corporation refuses to bring an action to recover these profits. The party bringing such an action may recover his attorneys’ fees if the court having jurisdiction over such action orders recovery of any profits. An Ohio corporation may elect not to be covered by the Anti-Greenmail Statute with an appropriate amendment to its articles of incorporation or code of regulations, but Diebold has not taken any such corporate action to opt out of the statute.

Control Bid Provisions of the Ohio Securities Act. Ohio law further requires that any offeror making a control bid for any securities of a subject company pursuant to a tender offer must file information specified in the Ohio Securities Act with the Ohio Division of Securities when the bid commences. The Ohio Division of Securities must then decide whether

Wincor Nixdorf Shareholders	Diebold Shareholders

person or legal entity is obligated to make a tender offer for all outstanding securities of the target company (“Mandatory Offer”). A Mandatory Offer is not, however, required if the person or legal entity acquires control of a target company pursuant to a takeover offer. Mandatory Offers are subject to the provisions on takeover offers and certain additional regulations.

A legal entity that obtains, directly or indirectly, 30 percent or more of a target company is required to notify BaFin of its holding without undue delay, and in any event within seven calendar days of passing the 30 percent control threshold. The entity is also required to submit its offer document to BaFin within four weeks (or up to eight weeks in complicated cross-border offers) after such notification. Non-compliance will result in a forfeiture of its voting rights in the target company until both obligations have been fulfilled.

it will suspend the bid under the statute. If it does so, it must make a determination within three calendar days after the hearing has been completed and no later than 14 calendar days after the date on which the suspension is imposed. For this purpose, a control bid is the purchase of, or an offer to purchase, any equity security of a subject company from a resident of Ohio that would, in general, result in the offeror acquiring more than 10 percent of the outstanding shares of such company. A subject company includes any company with both: (1) its principal place of business or principal executive office in Ohio or assets located in Ohio with a fair market value of at least $1,000,000; and (2) more than 10 percent of its record or beneficial equity security holders are resident in Ohio, more than 10 percent of its equity securities are owned of record or beneficially by Ohio residents, or more than 1,000 of its record or beneficial equity security holders are resident in Ohio.
Exclusion of Minority Shareholders
A principal shareholder (Hauptaktionär) may commence a squeeze-out transaction with respect to Wincor Nixdorf Ordinary Shares that the principal shareholder does not already own. A squeeze-out transaction may be effected pursuant to either Sections 327a et seq. of the German Stock Corporation Act (if the principal shareholder holds at least 95 percent of Wincor Nixdorf’s issued share capital (Grundkapital)), pursuant to Sections 39a et seq. of the German Takeover Act (if the principal shareholder holds at least 95 percent of Wincor Nixdorf’s voting share capital (stimmberechtigtes Grundkapital)), or pursuant to Section 62(5) of the German Transformation Act (if the principal shareholder holds at least 90 percent of Wincor Nixdorf’s issued share capital (Grundkapital)), as the result of which ordinary shares of remaining Wincor Nixdorf shareholders would be automatically converted into the right to receive compensation in cash or a combination of stock and cash, as applicable. German law does not allow for a squeeze-out transaction if Diebold holds an amount of Wincor Nixdorf Ordinary Shares that is less than the percentages referred to above.

Under Section 1701.80 of the ORC, a subsidiary corporation may be merged into a parent corporation owning 90 percent or more of each class of the outstanding shares of the subsidiary upon approval of each board of directors. The agreement need not be adopted by the shareholders of either corporation.

Section 1701.801 of the ORC provides a parallel provision for parent corporations merging into a subsidiary of which it owns 90 percent or more of each class of the outstanding shares. In these instances, the merger agreement must be approved by both boards of directors, as well as an affirmative two thirds vote of the shareholders of the disappearing parent corporation. There need not be approval by the shareholders of the surviving subsidiary.

Disclosure of Significant Ownership of Shares
The German Securities Trading Act (Wertpapierhandelsgesetz) provides that any person whose voting interest in Wincor Nixdorf (country of origin of which is the Federal Republic of Germany)	Shareholders of Diebold owning more than 5 percent of any class of equity securities registered pursuant to Section 12 of the Exchange Act must comply with disclosure obligations under Section 13 of the

Wincor Nixdorf Shareholders	Diebold Shareholders

reaches, exceeds or falls below the thresholds of 3 percent, 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 50 percent or 75 percent through acquisition, sale or other means must give written notification to Wincor Nixdorf and to BaFin in writing without undue delay, but in any event within four trading days.

The German Securities Trading Act (Wertpapierhandelsgesetz) also contains several provisions designed to ensure that shareholdings in listed companies are, for the purposes of calculating if the relevant disclosure thresholds are met, attributed to those persons who in fact control the voting rights associated with such shares. For example, if a party subject to the notification requirement controls a third party that owns shares, such shares are attributed to the party subject to the notification requirement. If the third party holds shares on behalf of the party subject to the notification requirement or a company controlled by it, the shares are attributed to the party subject to the notification requirement.

Further, anyone holding, directly or indirectly, instruments either (i) giving their holder the unconditional right or discretion to acquire already issued shares of Wincor Nixdorf to which voting rights are attached, or (ii) relating to such shares and having a similar economic effect, whether or not conferring a right to a physical settlement, must, without undue delay, but in any event within four trading days, simultaneously notify the issuer and BaFin if the thresholds of 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 50 percent or 75 percent have been reached, exceeded or fallen below.

Wincor Nixdorf must publish these notifications without undue delay, but in any event within three trading days of receiving them. Wincor Nixdorf must also, without undue delay but not before publication, file the notification with the companies register (Unternehmensregister) and simultaneously report the publication to BaFin.

Additionally, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) provides that any person whose voting interest in Wincor Nixdorf reaches or exceeds 30 percent of the voting rights must, no later than the seventh calendar day following when

Exchange Act. Sections 13(d) and 13(g) of the Exchange Act require any person or group of persons who owns or acquires beneficial ownership of more than 5 percent of certain classes of equity securities to file ownership reports with the SEC on either Schedule 13D or (for passive investors) the short form Schedule 13G.

If the shareholder is required to file a report on Schedule 13D, such a report must include information on, inter alia, the acquisition of securities by which the shareholder exceeded the 5 percent threshold and be filed within 10 days after the acquisition. The schedule is filed with the SEC and is provided to the issuer, as well as to each stock exchange on which the security is traded. Schedule 13D is often filed in connection with a tender offer. Any material changes in the facts contained in the schedule necessitates the prompt filing of an amendment. Schedule 13G is a shorter alternative to Schedule 13D, which is available to beneficial owners of more than 5 percent of a class of securities that are considered passive investors. Generally, passive investors are investors that do not intend to control or change the control of a company. A Schedule 13G filing has different information and timing requirements than a Schedule 13D filing.

A filer must, among other things, amend a Schedule 13G promptly upon acquiring beneficial ownership of more than 10 percent of a registered class of equity securities and must thereafter promptly amend the Schedule 13G upon increasing or decreasing its beneficial ownership by more than 5 percent of the class. A Schedule 13G filer must change to filing Schedule 13D within 10 days after the filer’s beneficial ownership first equals or exceeds 20 percent of the class and is prohibited from voting or acquiring additional securities of the class until 10 days after the Schedule 13D is filed. Directors and officers of the issuer are not eligible to use Schedule 13G.

If Diebold Common Shares are admitted to trading on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange, the rules on disclosure of significant ownership of shares as described in the left column under this heading “—Disclosure of Significant Ownership of Shares” that apply to Wincor Nixdorf and its shareholders (except

Wincor Nixdorf Shareholders	Diebold Shareholders
the 30 percent threshold is reached or exceeded, publish this fact, including the new percentage of such person’s voting rights, unless granted an exemption. If no exemption has been granted, such person must also make a public Mandatory Offer to all shareholders of Wincor Nixdorf.	for the referenced provisions of the German Takeover Act) will also apply to Diebold and its shareholders.

31. ADDITIONAL NOTE REGARDING THE OFFER

The Offer will be made solely by the exchange offer document to holders of Wincor Nixdorf Ordinary Shares. Diebold is not aware of any jurisdiction where the making of the Offer or the tender of Wincor Nixdorf Ordinary Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Diebold becomes aware of any jurisdiction in which the making of the Offer or the tender of Wincor Nixdorf Ordinary Shares in connection therewith would not be in compliance with applicable law, Diebold will make a good faith effort to comply with any such law. If, after such good faith effort, Diebold cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Wincor Nixdorf Ordinary Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Diebold by the dealer manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

32. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF DIEBOLD, INCORPORATED

AND SUBSIDIARIES

F.1-1

DIEBOLD, INCORPORATED

Unaudited interim financial statements for the nine months ended and as of September 30, 2015 (prepared in accordance with U.S. Generally Accepted Accounting Principles)

F.1-2

DIEBOLD, INCORPORATED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(dollars in millions, except per share amounts)

	September 30, 2015	December 31, 2014
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$198.5	$322.0
Short-term investments	99.2	136.7
Trade receivables, less allowances for doubtful accounts of $31.6 and $23.0 at September 30, 2015 and December 31, 2014, respectively	565.6	477.9
Inventories	420.6	405.2
Deferred income taxes	108.2	111.0
Prepaid expenses	24.1	22.0
Prepaid income taxes	42.2	11.7
Other current assets	149.8	169.0

Total current assets	1,608.2	1,655.5
Securities and other investments	82.2	83.6
Property, plant and equipment, net of accumulated depreciation and amortization of $434.3 and $443.4 at September 30, 2015 and December 31, 2014, respectively	177.0	169.5
Goodwill	197.4	172.0
Deferred income taxes	85.4	86.5
Finance lease receivables	44.6	90.4
Other assets	80.3	84.6

Total assets	$2,275.1	$2,342.1

LIABILITIES AND EQUITY
Current liabilities
Notes payable	$80.9	$25.6
Accounts payable	283.9	261.7
Deferred revenue	231.7	275.1
Payroll and other benefits liabilities	81.0	116.8
Other current liabilities	289.0	348.5

Total current liabilities	966.5	1,027.7
Long-term debt	618.3	479.8
Pensions and other benefits	198.2	211.0
Post-retirement and other benefits	20.9	20.8
Deferred income taxes	14.9	6.5
Other long-term liabilities	29.8	41.4
Commitments and contingencies
Equity
Diebold, Incorporated shareholders’ equity
Preferred shares, no par value, 1,000,000 authorized shares, none issued	—	—
Common shares, $1.25 par value, 125,000,000 authorized shares, 79,690,226 and 79,238,759 issued shares, 64,996,239 and 64,632,400 outstanding shares at September 30, 2015 and December 31, 2014, respectively	99.6	99.0
Additional capital	431.8	418.1
Retained earnings	746.9	762.2
Treasury shares, at cost (14,693,987 and 14,606,359 shares at September 30, 2015 and December 31, 2014, respectively)	(560.2)	(557.2)
Accumulated other comprehensive loss	(316.7)	(190.5)

Total Diebold, Incorporated shareholders’ equity	401.4	531.6
Noncontrolling interests	25.1	23.3

Total equity	426.5	554.9

Total liabilities and equity	$2,275.1	$2,342.1

See accompanying notes to condensed consolidated financial statements.

F.1-3

DIEBOLD, INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in millions, except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Net sales
Services	$404.4	$416.5	$1,208.5	$1,209.7
Products	276.5	351.5	861.3	980.1

	680.9	768.0	2,069.8	2,189.8
Cost of sales
Services	282.5	290.3	836.2	849.2
Products	231.1	277.1	703.5	789.1

	513.6	567.4	1,539.7	1,638.3

Gross profit	167.3	200.6	530.1	551.5

Selling and administrative expense	127.6	129.9	392.5	371.2
Research, development and engineering expense	20.0	24.5	66.2	66.2
Impairment of assets	—	—	18.9	—
Loss (gain) on sale of assets, net	0.1	(0.5)	(1.4)	(13.1)

	147.7	153.9	476.2	424.3

Operating profit	19.6	46.7	53.9	127.2

Other income (expense)
Investment income	5.9	7.9	20.6	26.6
Interest expense	(8.5)	(8.3)	(24.1)	(23.1)
Foreign exchange gain (loss), net	1.3	1.0	(9.2)	(10.4)
Miscellaneous, net	(1.3)	0.5	(1.7)	0.4

Income before taxes	17.0	47.8	39.5	120.7
Income tax (benefit) expense	(5.9)	12.8	(1.7)	37.7

Net income	22.9	35.0	41.2	83.0
Net income (loss) attributable to noncontrolling interests	1.2	1.9	0.1	(1.5)

Net income attributable to Diebold, Incorporated	$21.7	$33.1	$41.1	$84.5

Basic weighted-average shares outstanding	65.0	64.6	64.9	64.5
Diluted weighted-average shares outstanding	65.6	65.3	65.5	65.1

Net income attributable to Diebold, Incorporated
Basic earnings per share	$0.33	$0.51	$0.63	$1.31
Diluted earnings per share	$0.33	$0.51	$0.63	$1.30

Common dividends declared and paid per share	$0.2875	$0.2875	$0.8625	$0.8625

See accompanying notes to condensed consolidated financial statements.

F.1-4

DIEBOLD, INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(unaudited)

(in millions)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Net income	$22.9	$35.0	$41.2	$83.0
Other comprehensive income (loss), net of tax
Translation adjustment	(75.3)	(52.6)	(137.4)	(31.8)
Foreign currency hedges (net of tax $(2.2) $(1.3), $(4.0) and $0.6, respectively)	4.0	2.5	7.3	(1.1)
Interest rate hedges
Net gain recognized in other comprehensive income (net of tax $(0.1), $(0.1), $(0.3) and $(0.3), respectively)	0.2	0.3	0.5	0.6
Reclassification adjustment for amounts recognized in net income (net of tax $0.1, $0.0, $0.1 and $0.1, respectively)	(0.1)	(0.1)	(0.2)	(0.2)

	0.1	0.2	0.3	0.4
Pension and other post-retirement benefits
Net actuarial loss amortization (net of tax $(0.6), $(0.3), $(1.9) and $(0.9), respectively)	1.1	0.6	3.4	1.6
Net prior service benefit amortization (net of tax $0.0, $0.0, $0.0 and $0.1, respectively)	—	(0.1)	(0.1)	(0.2)

	1.1	0.5	3.3	1.4
Unrealized gain (loss) on securities, net
Net gain (loss) recognized in other comprehensive income (net of tax $0.0, $0.0, $0.0 and $0.8, respectively)	—	0.1	—	(1.4)
Reclassification adjustment for amounts recognized in net income (net of tax $0.0, $0.0, $0.0 and $0.2, respectively)	—	—	—	(0.4)

	—	0.1	—	(1.8)

Other comprehensive (loss) income, net of tax	(70.1)	(49.3)	(126.5)	(32.9)

Comprehensive (loss) income	(47.2)	(14.3)	(85.3)	50.1
Less: comprehensive income (loss) attributable to noncontrolling interests	0.5	2.2	(0.3)	(1.8)

Comprehensive (loss) income attributable to Diebold, Incorporated	$(47.7)	$(16.5)	$(85.0)	$51.9

See accompanying notes to condensed consolidated financial statements.

F.1-5

DIEBOLD, INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in millions)

	Nine months ended September 30,
	2015	2014
Cash flow from operating activities
Net income	$41.2	$83.0
Adjustments to reconcile net income to cash flow used in operating activities:
Depreciation and amortization	49.2	55.4
Share-based compensation	10.9	16.0
Excess tax benefits from share-based compensation	(0.3)	(0.3)
Devaluation of Venezuela balance sheet	7.5	12.1
Gain on sale of assets, net	(1.4)	(13.1)
Impairment of assets	18.9	—
Changes in certain assets and liabilities, net of the effects of acquisitions
Trade receivables	(133.3)	(164.7)
Inventories	(66.4)	(156.3)
Prepaid expenses	(2.8)	(1.9)
Prepaid income taxes	(30.5)	7.5
Other current assets	(17.7)	(46.4)
Accounts payable	39.3	87.6
Deferred revenue	(29.7)	30.4
Accrued salaries, wages and commissions	(23.4)	5.8
Deferred income taxes	9.0	(6.5)
Finance lease and notes receivables	6.0	(59.3)
Certain other assets and liabilities	3.4	40.0

Net cash used in operating activities	(120.1)	(110.7)
Cash flow from investing activities
Payments for acquisitions, net of cash acquired	(59.4)	(11.7)
Proceeds from maturities of investments	101.0	406.6
Proceeds from sale of investments	—	39.6
Payments for purchases of investments	(107.1)	(339.8)
Proceeds from sale of assets	5.5	17.7
Capital expenditures	(42.9)	(33.6)
Increase in certain other assets	(2.9)	(13.8)

Net cash (used in) provided by investing activities	(105.8)	65.0
Cash flow from financing activities
Dividends paid	(56.5)	(56.2)
Debt issuance costs	(0.7)	(1.4)
Revolving debt (repayments) borrowings, net	(36.4)	124.0
Term loan borrowings	230.0	—
Other debt borrowings	87.7	133.8
Other debt repayments	(91.2)	(141.5)
Distributions to noncontrolling interest holders	(0.2)	(2.2)
Excess tax benefits from share-based compensation	0.3	0.3
Issuance of common shares	3.4	14.4
Repurchase of common shares	(3.0)	(1.8)

Net cash provided by financing activities	133.4	69.4
Effect of exchange rate changes on cash and cash equivalents	(31.0)	(14.0)

(Decrease) increase in cash and cash equivalents	(123.5)	9.7
Cash and cash equivalents at the beginning of the period	322.0	230.7

Cash and cash equivalents at the end of the period	$198.5	$240.4

See accompanying notes to condensed consolidated financial statements.

F.1-6

DIEBOLD, INCORPORATED AND SUBSIDIARIES

as of September 30, 2015

Notes to Condensed Consolidated Financial Statements

(unaudited)

(dollars in millions, except per share amounts)

Note 1: Consolidated Financial Statements

The accompanying unaudited condensed consolidated financial statements of Diebold, Incorporated and its subsidiaries (collectively, the Company) have been prepared in accordance with the instructions to Form 10-Q and therefore do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States (GAAP); however, such information reflects all adjustments (consisting solely of normal recurring adjustments) that are, in the opinion of management, necessary for a fair statement of the results for the interim periods.

The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014. In addition, some of the Company’s statements in this Quarterly Report on Form 10-Q may involve risks and uncertainties that could significantly impact expected future results. The results of operations for the three and nine months ended September 30, 2015 are not necessarily indicative of results to be expected for the full year.

The Company has reclassified the presentation of certain prior-year information to conform to the current presentation.

In January 2015, the Company announced the realignment of its Brazil and Latin America (LA) businesses to drive greater efficiency and further improve customer service. Beginning with the first quarter of 2015, LA and Brazil operations were reported under one single reportable operating segment and comparative periods have been reclassified for consistency. The presentation of comparative periods also reflects the reclassification of certain global expenses from segment operating profit to corporate charges not allocated to segments due to the 2015 realignment activities.

On March 13, 2015, the Company acquired all of the equity interests of Phoenix Interactive Design, Inc. (Phoenix) for a total purchase price of approximately $72.9, including $12.6 of deferred cash payment payable over the next three years. Acquiring Phoenix, a world leader in developing innovative multi-vendor software solutions for automated teller machines (ATMs) and a host of other financial self-service (FSS) applications, is a foundational move to accelerate the Company’s growth in the fast-growing managed services and branch automation spaces. The results of operations for Phoenix are primarily included in the North America (NA) reportable operating segment within the Company’s condensed consolidated financial statements from the date of the acquisition. Preliminary purchase price allocations are subject to further adjustment until all pertinent information regarding the assets acquired and liabilities assumed are fully evaluated.

As of March 31, 2015, the Company agreed to sell its equity interest in its Venezuela joint venture to its joint venture partner and recorded a $10.3 impairment of assets in the first quarter of 2015. On April 29, 2015, the Company closed the sale for the estimated fair market value and recorded a $1.0 reversal of impairment of assets based on final adjustments in the second quarter of 2015, resulting in a $9.3 impairment of assets for the six months ended June 30, 2015. The Company no longer has a consolidating entity in Venezuela but will continue to operate in Venezuela on an indirect basis.

Prior to the sale, the Company’s Venezuela operations consisted of a fifty-percent owned subsidiary, which was consolidated. Venezuela was measured using the U.S. dollar as its functional currency because its economy

F.1-7

is considered highly inflationary. On March 24, 2014, the Venezuela government announced a currency exchange mechanism, SICAD 2, which yielded an exchange rate significantly higher than the rates established through the other regulated exchange mechanisms. As of March 31, 2014, management determined it was unlikely the Company would be able to convert bolivars under a currency exchange other than SICAD 2 and the Company remeasured its Venezuela balance sheet using the SICAD 2 rate of 50.86 compared to the previous official government rate of 6.30, which resulted in a decrease of $6.1 to the Company’s cash balance and net losses of $12.1 that were recorded within foreign exchange gain (loss), net in the condensed consolidated statements of operations in the first quarter of 2014. As a result of the currency devaluation, the Company recorded a $4.1 lower of cost or market adjustment related to its service inventory within service cost of sales in the condensed consolidated statements of operations in the first quarter of 2014. On February 10, 2015, the Venezuela government introduced a new foreign currency exchange platform called the Marginal Currency System, or SIMADI, which replaced the SICAD 2 mechanism, yielding another significant increase in the exchange rate. As of March 31, 2015, management determined it was unlikely that the Company would be able to convert bolivars under a currency exchange other than SIMADI and remeasured its Venezuela balance sheet using the SIMADI rate of 192.95 compared to the previous SICAD 2 rate of 50.86, which resulted in a loss of $7.5 recorded within foreign exchange gain (loss), net in the condensed consolidated statements of operations in the first quarter of 2015.

In the second quarter of 2014, the Company divested its Diebold Eras, Incorporated (Eras) subsidiary for a sale price of $20.0, including installment payments of $1.0 on the first and second year anniversary dates of the closing. This sale resulted in a gain of $13.7 recognized within gain on sale of assets, net in the condensed consolidated statement of operations. Revenue and operating profit in the nine months ended September 30, 2014 related to this divested subsidiary were $6.0 and $3.0, respectively, and are included within the NA segment. Net income before taxes related to this divested subsidiary is included in continuing operations and was $3.0 for the nine months ended September 30, 2014. There was no impact of Eras on the three months ended September 30, 2014.

In the third quarter of 2014, the Company acquired 100 percent of the equity interests of Cryptera A/S (Cryptera), a supplier of the Company’s encrypting PIN pad technology and a world leader in the research and development of secure payment technologies. This acquisition positioned the Company as a significant original equipment manufacturer of secure payment technologies and allowed the Company to own more of the intellectual property related to its ATMs. The total purchase price was approximately $13.0, including a 10 percent deferred cash payment payable on the first anniversary of the acquisition. The results of operations for Cryptera are included in the Europe, Middle East and Africa (EMEA) segment within the Company’s condensed consolidated financial statements from the date of the acquisition.

Recently Issued Accounting Guidance

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in GAAP when it becomes effective. The standard is effective for the Company on January 1, 2018. Early application is permitted on the original adoption date of January 1, 2017. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The standard is effective for the Company on January 1, 2016, with early adoption permitted. The adoption of ASU 2015-03 is not expected to have a material impact on the financial statements of the Company.

F.1-8

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share or Its Equivalent (ASU 2015-07). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The standard is effective for the Company on January 1, 2016, with early adoption permitted. The adoption of ASU 2015-07 is not expected to have a material impact on the financial statements of the Company.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Plan (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12), which is a three-part update with the objective of simplifying benefit plan reporting to make the information presented more useful to the reader. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts (FBRIC). A FBRIC is a guaranteed investment contract between the plan and an issuer in which the issuer agrees to pay a predetermined interest rate and principal for a set amount deposited with the issuer. Part II simplifies the investment disclosure requirements for employee benefits plans. Part III provides an alternative measurement date for fiscal periods that do not coincide with a month-end date. This guidance is effective for fiscal years beginning after December 15, 2015. The amendments in Parts I and II of this standard are effective retrospectively. The standard is effective for the Company on January 1, 2016, with early adoption permitted. The adoption of ASU 2015-12 is not expected to have a material impact on the financial statements of the Company.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments (ASU 2015-16). The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and presented separately on the face of the income statement or disclosed in the notes by line item. The standard is effective for the Company on January 1, 2016, with early adoption permitted. The adoption of ASU 2015-16 is not expected to have a material impact on the financial statements of the Company.

Note 2: Earnings Per Share

Basic earnings per share is based on the weighted-average number of common shares outstanding. Diluted earnings per share includes the dilutive effect of potential common shares outstanding. Under the two-class method of computing earnings per share, non-vested share-based payment awards that contain rights to receive non-forfeitable dividends are considered participating securities. The Company’s participating securities include restricted stock units (RSUs), deferred shares, and shares that were vested, but deferred by the employee. The Company calculated basic and diluted earnings per share under both the treasury stock method and the two-class method. For the three and nine months ended September 30, 2015 and 2014, there was no impact in the per share amounts calculated under the two methods. Accordingly, the treasury stock method is disclosed below.

F.1-9

The following represents amounts used in computing earnings per share and the effect on the weighted-average number of shares of dilutive potential common shares:

	Three months ended September 30,		Nine months ended September 30,

	2015	2014	2015	2014
Numerator
Income used in basic and diluted earnings per share
Net income attributable to Diebold, Incorporated	$21.7	$33.1	$41.1	$84.5
Denominator (in millions)
Weighted-average number of common shares used in basic earnings per share	65.0	64.6	64.9	64.5
Effect of dilutive shares	0.6	0.7	0.6	0.6
Weighted-average number of shares used in diluted earnings per share	65.6	65.3	65.5	65.1
Net income attributable to Diebold, Incorporated
Basic earnings per share	$0.33	$0.51	$0.63	$1.31
Diluted earnings per share	$0.33	$0.51	$0.63	$1.30
Anti-dilutive shares (in millions)
Anti-dilutive shares not used in calculating diluted weighted-average shares	1.5	0.9	1.5	1.2

Note 3: Equity

The following table presents changes in shareholders’ equity attributable to Diebold, Incorporated and the noncontrolling interests:

	Three months ended September 30,		Nine months ended September 30,

	2015	2014	2015	2014
Diebold, Incorporated shareholders’ equity
Balance at beginning of period	$465.6	$650.8	$531.6	$596.8
Comprehensive (loss) income attributable to Diebold, Incorporated	(47.7)	(16.5)	(85.0)	51.9
Common shares	—	0.1	0.6	0.8
Additional capital	2.4	5.9	13.7	29.8
Treasury shares	(0.2)	(0.2)	(3.0)	(1.8)
Dividends paid	(18.7)	(18.8)	(56.5)	(56.2)
Balance at end of period	$401.4	$621.3	$401.4	$621.3

Noncontrolling interests
Balance at beginning of period	$24.6	$17.9	$23.3	$24.0
Comprehensive income (loss) attributable to noncontrolling interests, net (1)	0.7	2.1	2.0	(1.9)
Distributions to noncontrolling interest holders	(0.2)	—	(0.2)	(2.1)

Balance at end of period	$25.1	$20.0	$25.1	$20.0

(1)	Comprehensive income (loss) attributable to noncontrolling interests of $(0.1) for the nine months ended September 30, 2015, respectively, is net of a $2.1 Venezuela noncontrolling interest adjustment for the nine months ended September 30, 2015, respectively, to reduce the carrying value to the estimated fair market value.

F.1-10

Note 4: Accumulated Other Comprehensive Loss

The following table summarizes the changes in the Company’s accumulated other comprehensive (loss) income (AOCI), net of tax, by component for the three months ended September 30, 2015:

	Translation	Foreign Currency Hedges	Interest Rate Hedges	Pension and Other Post- retirement Benefits	Other	Accumulated Other Comprehensive (Loss) Income
Balance at June 30, 2015	$(137.3)	$1.9	$(0.3)	$(111.8)	$0.3	$(247.2)
Other comprehensive (loss) income before reclassifications (1)	(74.7)	4.0	0.2	—	—	(70.5)
Amounts reclassified from AOCI	—	—	(0.1)	1.1	—	1.0

Net current-period other comprehensive (loss) income	(74.7)	4.0	0.1	1.1	—	(69.5)

Balance at September 30, 2015	$(212.0)	$5.9	$(0.2)	$(110.7)	$0.3	$(316.7)

(1)	Other comprehensive (loss) income before reclassifications within the translation component excludes $(0.6) of translation attributable to noncontrolling interests.

The following table summarizes the changes in the Company’s AOCI, net of tax, by component for the three months ended September 30, 2014:

	Translation	Foreign Currency Hedges	Interest Rate Hedges	Pension and Other Post- retirement Benefits	Unrealized Gain on Securities, Net	Other	Accumulated Other Comprehensive (Loss) Income
Balance at June 30, 2015	$19.0	$(5.5)	$(0.8)	$(51.1)	$0.8	$0.3	$(37.3)
Other comprehensive (loss) income before reclassifications (1)	(52.8)	2.5	0.3	—	0.1	—	(49.9)
Amounts reclassified from AOCI	—	—	(0.1)	0.5	—	—	0.4

Net current-period other comprehensive (loss) income	(52.8)	2.5	0.2	0.5	0.1	—	(49.5)

Balance at September 30, 2015	$(33.8)	$(3.0)	$(0.6)	$(50.6)	$0.9	$0.3	$(86.8)

(1)	Other comprehensive (loss) income before reclassifications within the translation component excludes $0.2 of translation attributable to noncontrolling interests.

F.1-11

The following table summarizes the changes in the Company’s AOCI, net of tax, by component for the nine months ended September 30, 2015:

	Translation	Foreign Currency Hedges	Interest Rate Hedges	Pension and Other Post- retirement Benefits	Other	Accumulated Other Comprehensive (Loss) Income
Balance at January 1, 2015	$(74.9)	$(1.4)	$(0.5)	$(114.0)	$0.3	$(190.5)
Other comprehensive (loss) income before reclassifications (1)	(137.1)	7.3	0.5	—	—	(129.3)
Amounts reclassified from AOCI	—	—	(0.2)	3.3	—	3.1

Net current-period other comprehensive (loss) income	(137.1)	7.3	0.3	3.3	—	(126.2)

Balance at September 30, 2015	$(212.0)	$5.9	$(0.2)	$(110.7)	$0.3	$(316.7)

(1)	Other comprehensive (loss) income before reclassifications within the translation component excludes $(0.3) of translation attributable to noncontrolling interests.

The following table summarizes the changes in the Company’s AOCI, net of tax, by component for the nine months ended September 30, 2014:

	Translation	Foreign Currency Hedges	Interest Rate Hedges	Pension and Other Post- retirement Benefits	Unrealized Gain on Securities, Net	Other	Accumulated Other Comprehensive (Loss) Income
Balance at January 1, 2015	$(2.4)	$(1.9)	$(1.0)	$(52.0)	$2.7	$0.3	$(54.3)
Other comprehensive (loss) income before reclassifications (1)	(31.4)	(1.1)	0.6	—	(1.4)	—	(33.3)
Amounts reclassified from AOCI	—	—	(0.2)	1.4	(0.4)	—	0.8

Net current-period other comprehensive (loss) income	(31.4)	(1.1)	0.4	1.4	(1.8)	—	(32.5)

Balance at September 30, 2015	$(33.8)	$(3.0)	$(0.6)	$(50.6)	$0.9	$0.3	$(86.8)

(1)	Other comprehensive (loss) income before reclassifications within the translation component excludes $(0.4) of translation attributable to noncontrolling interests.

F.1-12

The following table summarizes the details about amounts reclassified from AOCI:

	Three Months Ended		Nine Months Ended
	2015	2014	2015	2014
	Amount Reclassified from AOCI	Amount Reclassified from AOCI	Amount Reclassified from AOCI	Amount Reclassified from AOCI	Affected Line Item in the Statement of Income
Interest rate hedges	$(0.1)	$(0.1)	$(0.2)	$(0.2)	Interest expense
Pension and post-retirement benefits:
Net actuarial loss amortization (net of tax $(0.6), $(0.3), $(1.9) and $(0.9), respectively)	1.1	0.6	3.4	1.6	(1)
Net prior service benefit amortization (net of tax $0.0, $0.0, $0.0 and $0.1, respectively)	—	(0.1)	(0.1)	(0.2)	(1)

	1.1	0.5	3.3	1.4
Unrealized loss on securities (net of tax $0.0, $0.0, $0.0 and $0.2, respectively)	—	—	—	(0.4)	Investment income

Total reclassifications for the period	$1.0	$0.4	$3.1	$0.8

(1)	Pension and other post-retirement benefits AOCI components are included in the computation of net periodic benefit cost (refer to note 12).

Note 5: Share-Based Compensation

The Company’s share-based compensation payments to employees are recognized based on their grant-date fair values during the period in which the employee is required to provide services in exchange for the award. Share-based compensation is primarily recognized as a component of selling and administrative expense. Total share-based compensation expense was $1.8 and $5.6 for the three months ended September 30, 2015 and 2014, respectively. Total share-based compensation expense was $10.9 and $16.0 for the nine months ended September 30, 2015 and 2014, respectively.

Options outstanding and exercisable as of September 30, 2015 under the Company’s 1991 Equity and Performance Incentive Plan (as Amended and Restated as of February 12, 2014) (the 1991 Plan) and changes during the nine months ended September 30, 2015 were as follows:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
	(in millions)	(per share)	(in years)
Outstanding at January 1, 2015	1.6	$37.11
Expired or forfeited	(0.3)	$49.85
Exercised	(0.1)	$30.05
Granted	0.5	$32.33

Outstanding at September 30, 2015	1.7	$34.18	7	$0.2

Options exercisable at September 30, 2015	0.9	$35.39	5	$0.2
Options vested and expected to vest at September 30, 2015 (2)	1.7	$34.23	7	$0.2

F.1-13

(1)	The aggregate intrinsic value (the difference between the closing price of the Company’s common shares on the last trading day of the third quarter of 2015 and the exercise price, multiplied by the number of “in-the-money” options) that would have been received by the option holders had all option holders exercised their options on September 30, 2015. The amount of aggregate intrinsic value will change based on the fair market value of the Company’s common shares.
(2)	The options expected to vest are the result of applying the pre-vesting forfeiture rate assumption to total outstanding non-vested options.

The following table summarizes information on non-vested RSUs and performance shares relating to employees and non-employee directors for the nine months ended September 30, 2015:

	Number of Shares	Weighted- Average Grant-Date-Fair Value
	(in millions)	(per share)
RSUs:
Non-vested at January 1, 2015	0.7	$33.72
Forfeited	(0.1)	$33.79
Vested	(0.2)	$34.22
Granted	0.5	$32.75

Non-vested at September 30, 2015	0.9	$32.52

Performance Shares:
Non-vested at January 1, 2015	1.1	$37.38
Forfeited	(0.3)	$36.28
Vested	(0.3)	$40.04
Granted	0.5	$31.18

Non-vested at September 30, 2015	1.0	$33.63

Performance shares are granted based on certain management objectives, as determined by the Board of Directors each year. Each performance share earned entitles the holder to one common share of the Company. The Company’s performance shares include performance objectives that vest and are calculated after a three-year period as well as performance objectives that vest proportionately over a three-year period which are calculated annually. No shares are granted unless certain management threshold objectives are met.

As of September 30, 2015, there were 0.1 million non-employee director deferred shares vested and outstanding.

Note 6: Income Taxes

The effective tax rate was (34.7) percent and 26.8 percent on income for the three months ended September 30, 2015 and 2014, respectively. The effective tax rate was (4.3) percent and 31.2 percent on income for the nine months ended September 30, 2015 and 2014, respectively. The tax rate benefit for the three and nine months ended September 30, 2015 resulted from the repatriation of foreign earnings and the associated recognition of foreign tax credits and releases of uncertain tax positions due to the expiration of the statute of limitations. Additionally, the tax rate benefit for the nine months ended September 30, 2015 included the release of a valuation allowance and discrete tax items resulting from the sale of its Venezuela joint venture (refer to note 1) recorded primarily in the first quarter of 2015. The tax rate for the three months and nine months ended September 30, 2014 reflected the release of valuation allowance against excess capital losses utilized. Additionally, the tax rate for the nine months ended September 30, 2014 was negatively impacted by discrete tax expense on the repatriation of certain foreign earnings recorded in the first quarter of 2014.

F.1-14

Note 7: Investments

The Company’s investments, primarily in Brazil, consist of certificates of deposit that are classified as available-for-sale and stated at fair value based upon quoted market prices. Unrealized gains and losses are recorded in AOCI. Realized gains and losses are recognized in investment income and are determined using the specific identification method. There were no realized gains from the sale of securities and proceeds from the sale of available-for-sale securities for the three and nine months ended September 30, 2015. Realized (losses) gains from the sale of securities were $(0.2) and $0.5 for the three and nine months ended September 30, 2014. Proceeds from the sale of available-for-sale securities were $39.6 during the nine months ended September 30, 2014.

The Company’s investments, excluding cash surrender value of insurance contracts of $73.1 and $73.8 as of September 30, 2015 and December 31, 2014, respectively, consisted of the following:

	Cost Basis	Unrealized Gain	Fair Value
As of September 30, 2015
Short-term investments Certificates of deposit	$99.2	$—	$99.2

Long-term investments Assets held in a rabbi trust	$8.9	$0.2	$9.1

As of December 31, 2014
Short-term investments Certificates of deposit	$136.7	$—	$136.7

Long-term investments Assets held in a rabbi trust	$9.3	$0.5	$9.8

Note 8: Allowance for Credit Losses

The following table summarizes the Company’s allowance for credit losses for the nine months ended September 30, 2015 and 2014:

	Finance Leases	Notes Receivable	Total
Allowance for credit losses
Balance at January 1, 2015	$0.4	$4.1	$4.5
Provision for credit losses	0.3	—	0.3
Write-offs	(0.1)	—	(0.1)

Balance at September 30, 2015	$0.6	$4.1	$4.7

Balance at January 1, 2014	$0.4	$4.1	$4.5
Provision for credit losses	0.2	—	0.2
Write-offs	(0.2)	—	(0.2)

Balance at September 30, 2014	$0.4	$4.1	$4.5

There were no significant changes in provision for credit losses, recoveries and write-offs during the nine months ended September 30, 2015 and 2014. In the nine months ended September 30, 2015 and 2014, the Company sold finance lease receivables of $5.4 and $22.1, respectively. As of September 30, 2015, finance leases and notes receivable individually evaluated for impairment were $86.5 and $13.5, respectively. As of September 30, 2014, finance leases and notes receivable individually evaluated for impairment were $157.6 and $18.1, respectively. As of September 30, 2015 and December 31, 2014, the Company’s finance lease receivables in LA were $66.5 and $127.9, respectively. The decrease is related primarily to the strengthening U.S. dollar compared to the Brazil real and recurring customer payments for financing arrangements in LA.

The Company records interest income and any fees or costs related to financing receivables using the effective interest method over the term of the lease or loan. The Company reviews the aging of its financing

F.1-15

receivables to determine past due and delinquent accounts. Credit quality is reviewed at inception and is re-evaluated as needed based on customer-specific circumstances. Receivable balances 60 days to 89 days past due are reviewed and may be placed on nonaccrual status based on customer-specific circumstances. Receivable balances are placed on nonaccrual status upon reaching greater than 89 days past due. Upon receipt of payment on nonaccrual financing receivables, interest income is recognized and accrual of interest is resumed once the account has been made current or the specific circumstances have been resolved.

As of September 30, 2015 and December 31, 2014, the recorded investment in past-due financing receivables on nonaccrual status was $1.9 and $2.2, respectively, and there were no recorded investments in finance receivables past due 90 days or more and still accruing interest. The recorded investment in impaired notes receivable was $4.1 as of September 30, 2015 and December 31, 2014 and was fully reserved.

The following table summarizes the Company’s aging of past-due notes receivable balances:

	September 30, 2015	December 31, 2014
30-59 days past due	$—	$0.1
60-89 days past due	—	—
> 89 days past due (1)	3.0	1.5

Total past due	$3.0	$1.6

(1)	Past-due notes receivable balances greater than 89 days are fully reserved.

Note 9: Inventories

Major classes of inventories are summarized as follows:

	September 30, 2015	December 31, 2014
Finished goods	$181.6	$197.4
Service parts	150.4	125.6
Raw materials and work in process	88.6	82.2

Total inventories	$420.6	$405.2

Note 10: Goodwill and Other Assets

The changes in carrying amounts of goodwill within the Company’s segments are summarized as follows:

	NA	AP	EMEA	LA	Total
Goodwill	$112.1	$41.3	$168.7	$148.5	$470.6
Accumulated impairment losses	(13.2)	—	(168.7)	(108.8)	(290.7)

Balance at January 1, 2014	$8.9	$41.3	$—	$39.7	$179.9

Divestiture	(1.6)	—	—	—	(1.6)
Currency translation adjustment	(0.2)	(1.3)	—	(4.8)	(6.3)
Goodwill	$110.3	$40.0	$168.7	$143.7	$462.7
Accumulated impairment losses	(13.2)	—	(168.7)	(108.8)	(290.7)

Balance at December 31, 2014	$97.1	$40.0	$—	$34.9	$172.0

Goodwill acquired	41.5	0.5	—	0.5	42.5
Currency translation adjustment	(3.6)	(3.0)	—	(10.5)	(17.1)
Goodwill	148.2	37.5	168.7	133.7	488.1
Accumulated impairment losses	(13.2)	—	(168.7)	(108.8)	(290.7)

Balance at September 30, 2015	$135.0	$37.5	$—	$24.9	$197.4

F.1-16

During 2014, NA had a reduction to goodwill of $1.6 relating to the sale of Eras. In March 2015, the Company acquired Phoenix, a world leader in developing innovative multi-vendor software solutions for ATMs and a host of other FSS applications. Preliminary goodwill and other intangible assets resulting from the acquisition were $42.5 and $26.8, respectively, and are primarily included in the NA reportable operating segment. The purchase price allocations are preliminary and subject to further adjustment until all pertinent information regarding the assets acquired and liabilities assumed are fully evaluated. The goodwill associated with the transaction is not deductible for income tax purposes.

There have been no impairment indicators identified during the nine months ended September 30, 2015.

The following summarizes information on intangible assets by major category:

	September 30, 2015			December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Internally-developed software	$88.2	$(46.5)	$41.7	$102.1	$(65.8)	$36.3
Other intangibles	52.6	(29.1)	23.5	52.2	(28.5)	23.7

Total	$140.8	$(75.6)	$65.2	$154.3	$(94.3)	$60.0

Intangible assets are included in other assets on the condensed consolidated balance sheets. Amortization expense on capitalized software included in product cost of sales was $3.7 and $4.6 for the three months ended September 30, 2015 and 2014, respectively, and $11.3 and $13.5 for the nine months ended September 30, 2015 and 2014, respectively.

The decrease in internally-developed software is primarily due to a $9.1 impairment during the first quarter of 2015 of certain internally-developed software related to redundant legacy Diebold software as a result of the acquisition of Phoenix.

Note 11: Debt

Outstanding debt balances were as follows:

	September 30, 2015	December 31, 2014
Notes payable
Uncommitted lines of credit	$68.4	$24.8
Term loan	11.5	—
Other	1.0	0.8

	$80.9	$25.6
Long-term debt
Revolving credit facility	$171.1	$240.0
Senior notes	225.0	225.0
Term loan	215.6	—
Industrial development revenue bonds	4.4	11.9
Other	2.2	2.9

	$618.3	$479.8

As of September 30, 2015, the Company had various international short-term uncommitted lines of credit with borrowing limits of $119.0. The weighted-average interest rate on outstanding borrowings on the short-term uncommitted lines of credit as of September 30, 2015 and December 31, 2014 was 2.95 percent and 2.96 percent, respectively. Short-term uncommitted lines mature in less than one year. The amount available under the short-term uncommitted lines at September 30, 2015 was $50.6.

F.1-17

In June 2015, the Company entered into a Second Amendment to the Credit Agreement (Second Amendment), which provides for a term loan in the aggregate principal amount of $230.0 with escalating quarterly principal payments and a balloon payment due upon maturity in August 2019. The weighted-average interest rate on the term loan as of September 30, 2015 was 1.75 percent, which is variable based on the London Interbank Offered Rate (LIBOR). The Second Amendment replaced the net debt to net capitalization financial covenant with a net debt to earnings before interest, taxes, depreciation and amortization (EBITDA) financial covenant and, accordingly, modified the facility fee and interest rate pricing schedules. The Credit Agreement continues to provide a revolving credit facility with availability of up to $520.0. The Company has the ability, subject to various approvals, to increase the borrowing limits by $250.0. In August 2014, the Company entered into the First Amendment to the Credit Agreement and Guaranty (First Amendment), which increased its borrowing limits under the revolving credit facility from $500.0 to $520.0. The First Amendment also extended the maturity date of the revolving credit facility to August 2019. Up to $50.0 of the revolving credit facility is available under a swing line sub-facility. The weighted-average interest rate on outstanding revolving credit facility borrowings as of September 30, 2015 and December 31, 2014 was 1.57 percent and 1.69 percent, respectively, which is variable based on the LIBOR. The amount available under the revolving credit facility as of September 30, 2015 was $348.9. The Company incurred $0.7 of fees related to the Second Amendment in June 2015, which are amortized as a component of interest expense over the term of the facility. The Company incurred $1.4 of fees related to the First Amendment in the third quarter of 2014, which are amortized as a component of interest expense over the term of the Credit Agreement.

In March 2006, the Company issued senior notes in an aggregate principal amount of $300.0 with a weighted-average fixed interest rate of 5.50 percent. The Company entered into a derivative transaction to hedge interest rate risk on $200.0 of the senior notes, which was treated as a cash flow hedge. This reduced the effective interest rate from 5.50 percent to 5.36 percent. The Company funded the repayment of $75.0 of the senior notes at maturity in March 2013 using borrowings under its revolving credit facility. The maturity dates of the remaining senior notes are staggered, with $175.0 and $50.0 due in March 2016 and 2018, respectively. For $175.0 of the Company’s senior notes maturing in March 2016, management intends to fund the repayment through the revolving credit facility.

In 1997, industrial development revenue bonds were issued on behalf of the Company. The proceeds from the bond issuances were used to construct new manufacturing facilities in the United States. The Company guaranteed the payments of principal and interest on the bonds by obtaining letters of credit. The bonds were issued with a 20-year original term and are scheduled to mature in 2017. Each industrial development revenue bond carries a variable interest rate, which is reset weekly by the remarketing agents. The weighted-average interest rate on the bonds was 0.34 percent and 0.27 percent as of September 30, 2015 and December 31, 2014, respectively. During the third quarter of 2015, the Company repaid $7.5 of the industrial development revenue bonds of which the remainder is expected to be repaid during the fourth quarter of 2015.

The Company’s financing agreements contain various restrictive financial covenants, including net debt to capitalization, net debt to EBITDA and net interest coverage ratios. As of September 30, 2015, the Company was in compliance with the financial and other covenants in its debt agreements.

Note 12: Benefit Plans

The Company has qualified pension plans covering certain U.S. employees that have been closed to new participants since 2003. Plans that cover salaried employees provide pension benefits based on the employee’s compensation during the ten years before retirement. The Company’s funding policy for salaried plans is to contribute annually based on actuarial projections and applicable regulations. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. The Company’s funding policy for hourly plans is to make at least the minimum annual contributions required by applicable regulations. Employees of the Company’s operations in countries outside of the United States participate to varying degrees in local pension plans, which in the aggregate are not significant.

F.1-18

The Company has non-qualified pension plans to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant’s compensation, as defined. In addition to providing pension benefits, the Company provides post-retirement healthcare and life insurance benefits (referred to as other benefits) for certain retired employees. Eligible employees may be entitled to these benefits based upon years of service with the Company, age at retirement and collective bargaining agreements. Currently, the Company has made no commitments to increase these benefits for existing retirees or for employees who may become eligible for these benefits in the future. Currently there are no plan assets and the Company funds the benefits as the claims are paid.

The following table sets forth the net periodic benefit cost for the Company’s defined benefit pension plans and other benefits for the three months ended September 30:

	Pension Benefits		Other Benefits
	2015	2014	2015	2014
Components of net periodic benefit cost
Service cost	$0.9	$0.7	$—	$—
Interest cost	5.9	5.8	0.1	0.2
Expected return on plan assets	(6.7)	(6.5)	—	—
Amortization of prior service benefit	—	—	—	(0.1)
Recognized net actuarial loss	1.7	0.8	0.1	0.1

Net periodic pension benefit cost	$1.8	$0.8	$0.2	$0.2

The following table sets forth the net periodic benefit cost for the Company’s defined benefit pension plans and other benefits for the nine months ended September 30:

	Pension Benefits		Other Benefits
	2015	2014	2015	2014
Components of net periodic benefit cost
Service cost	$2.7	$2.2	$—	$—
Interest cost	17.8	17.3	0.4	0.5
Expected return on plan assets	(20.2)	(19.4)	—	—
Amortization of prior service benefit	—	(0.1)	(0.1)	(0.2)
Recognized net actuarial loss	5.0	2.3	0.3	0.2
Net periodic pension benefit cost	$5.3	$2.3	$0.6	$0.5

Contributions

There have been no changes to the expected 2015 plan year contribution amounts previously disclosed. In the first quarter of 2015, the Company made a voluntary contribution to its qualified pension plan of $10.0. For the nine months ended September 30, 2015 and 2014, contributions of $12.9 and $8.7, respectively, were made to the qualified and non-qualified pension plans.

Note 13: Guarantees and Product Warranties

In 1997, industrial development revenue bonds were issued on behalf of the Company. The Company guaranteed the payments of principal and interest on the bonds (refer to note 11) by obtaining letters of credit. The carrying value of the bonds was $4.4 and $11.9 as of September 30, 2015 and December 31, 2014, respectively.

The Company provides its global operations guarantees and standby letters of credit through various financial institutions for suppliers, customers, regulatory agencies and insurance providers. If the Company is not

F.1-19

able to make payment or fulfill contractual obligations, the suppliers, customers, regulatory agencies and insurance providers may draw on the pertinent bank. At September 30, 2015, the maximum future payment obligations related to these various guarantees totaled $105.0, of which $28.0 represented standby letters of credit to insurance providers, and no associated liability was recorded. At December 31, 2014, the maximum future payment obligations relative to these various guarantees totaled $111.1, of which $28.0 represented standby letters of credit to insurance providers, and no associated liability was recorded.

The Company provides its customers a manufacturer’s warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. As of September 30, 2015 and 2014, the Company’s warranty liability balances were $77.3 and $107.0, respectively. During 2014, the increase in warranty was largely attributable to sales related to Brazil other in LA. The currency translation adjustment is primarily due to the strengthening U.S. dollar compared to the Brazil real during 2015.

Changes in the Company’s warranty liability balance are illustrated in the following table:

	2015	2014
Balance at January 1	$113.3	$83.2
Current period accruals	26.1	66.4
Current period settlements	(36.3)	(38.3)
Currency translation adjustment	(25.8)	(4.3)

Balance at September 30	$77.3	$107.0

Note 14: Commitments and Contingencies

Contractual Obligation

At September 30, 2015, the Company had purchase commitments due within one year totaling $10.8 for materials through contract manufacturing agreements at negotiated prices.

Indirect Tax Contingencies

The Company accrues non-income-tax liabilities for indirect tax matters when management believes that a loss is probable and the amounts can be reasonably estimated, while contingent gains are recognized only when realized. In the event any losses are sustained in excess of accruals, they are charged against income. In evaluating indirect tax matters, management takes into consideration factors such as historical experience with matters of similar nature, specific facts and circumstances, and the likelihood of prevailing. Management evaluates and updates accruals as matters progress over time. It is reasonably possible that some of the matters for which accruals have not been established could be decided unfavorably to the Company and could require recognizing future expenditures. Also, statutes of limitations could expire without the Company paying the taxes for matters for which accruals have been established, which could result in the recognition of future gains upon reversal of these accruals at that time.

At September 30, 2015, the Company was a party to several routine indirect tax claims from various taxing authorities globally that were incurred in the normal course of business, which neither individually nor in the aggregate are considered material by management in relation to the Company’s financial position or results of operations. In management’s opinion, the consolidated financial statements would not be materially affected by the outcome of these indirect tax claims and/or proceedings or asserted claims.

F.1-20

In addition to these routine indirect tax matters, the Company was a party to the proceedings described below:

In August 2012, one of the Company’s Brazil subsidiaries was notified of a tax assessment of approximately R$270.0, including penalties and interest, regarding certain Brazil federal indirect taxes (Industrialized Products Tax, Import Tax, Programa de Integração Social and Contribution to Social Security Financing) for 2008 and 2009. The assessment alleges improper importation of certain components into Brazil’s free trade zone that would nullify certain indirect tax incentives. On September 10, 2012, the Company filed its administrative defenses with the tax authorities.

In response to an order by the administrative court, the tax inspector provided further analysis with respect to the initial assessment in December 2013 that indicates a potential exposure that is significantly lower than the initial tax assessment received in August 2012. This revised analysis has been accepted by the initial administrative court; however, this matter remains subject to ongoing administrative proceedings and appeals. Accordingly, the Company cannot provide any assurance that its exposure pursuant to the initial assessment will be lowered significantly or at all. In addition, this matter could negatively impact Brazil federal indirect taxes in other years that remain open under statute. It is reasonably possible that the Company could be required to pay taxes, penalties and interest related to this matter, which could be material to the Company’s consolidated financial statements. The Company continues to defend itself in this matter.

At September 30, 2015 and December 31, 2014, the Company had an accrual related to the Brazil indirect tax matter disclosed above of approximately $8.4 and $12.5, respectively. The movement between periods relates to the currency fluctuation in the Brazil real.

Beginning in July 2014, the Company challenged customs rulings in Thailand seeking to retroactively collect customs duties on previous imports of ATMs. Management believes that the customs authority’s attempt to retroactively assess customs duties is in contravention of World Trade Organization agreements and, accordingly, is challenging the rulings. In the third quarter of 2015, the Company received a prospective ruling from the United States Customs Border Protection which is consistent with our interpretation of the treaty in question. We are submitting that ruling for consideration in our ongoing dispute with Thailand. The matters are currently in the appeals process and management continues to believe that the Company has a valid legal position in these appeals. Accordingly, the Company has not accrued any amount for this contingency; however, the Company cannot provide any assurance that it will not ultimately be subject to retroactive assessments.

A loss contingency is reasonably possible if it has a more than remote but less than probable chance of occurring. Although management believes the Company has valid defenses with respect to its indirect tax positions, it is reasonably possible that a loss could occur in excess of the estimated accrual. The Company estimated the aggregate risk at September 30, 2015 to be up to approximately $166.9 for its material indirect tax matters, of which approximately $118.3 and $26.0, respectively, relates to the Brazil indirect tax matter and Thailand customs matter disclosed above. The aggregate risk related to indirect taxes is adjusted as the applicable statutes of limitations expire.

Legal Contingencies

At September 30, 2015, the Company was a party to several lawsuits that were incurred in the normal course of business, which neither individually nor in the aggregate are considered material by management in relation to the Company’s financial position or results of operations. In addition, the Company has indemnification obligations with certain former employees, and costs associated with these indemnifications are expensed as incurred. In management’s opinion, the Company’s condensed consolidated financial statements would not be materially affected by the outcome of these legal proceedings, commitments or asserted claims.

F.1-21

Note 15: Derivative Instruments and Hedging Activities

The Company uses derivatives to mitigate the economic consequences associated with fluctuations in currencies and interest rates.

Foreign Exchange

Net Investment Hedges The Company has international subsidiaries with net balance sheet positions that generate cumulative translation adjustments within AOCI. The Company uses derivatives to manage potential changes in value of its net investments in LA. The Company uses the forward-to-forward method for its quarterly retrospective and prospective assessments of hedge effectiveness. No ineffectiveness results if the notional amount of the derivative matches the portion of the net investment designated as being hedged because the Company uses derivative instruments with underlying exchange rates consistent with its functional currency and the functional currency of the hedged net investment. Changes in value that are deemed effective are accumulated in AOCI where they will remain until they are reclassified to income together with the gain or loss on the entire investment upon substantial liquidation of the subsidiary. The fair value of the Company’s net investment hedge contracts were $0.3 and $1.2 as of September 30, 2015 and December 31, 2014, respectively. The net gain (loss) recognized in AOCI on net investment hedge derivative instruments was $6.2 and $3.8 in the three months ended September 30, 2015 and 2014, respectively, and $11.3 and $(1.7) in the nine months ended September 30, 2015 and 2014, respectively.

Non-Designated Hedges A substantial portion of the Company’s operations and revenues are international. As a result, changes in foreign exchange rates can create substantial foreign exchange gains and losses from the revaluation of non-functional currency monetary assets and liabilities. The Company’s policy allows the use of foreign exchange forward contracts with maturities of up to 24 months to mitigate the impact of currency fluctuations on those foreign currency asset and liability balances. The Company elected not to apply hedge accounting to its foreign exchange forward contracts. Thus, spot-based gains/losses offset revaluation gains/losses within foreign exchange gain (loss), net and forward-based gains/losses represent interest expense. The fair value of the Company’s non-designated foreign exchange forward contracts was $1.8 and $0.7 as of September 30, 2015 and December 31, 2014, respectively.

The following table summarizes the gain recognized on non-designated foreign-exchange derivative instruments:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Interest expense	$(1.4)	$(1.4)	$(3.5)	$(4.4)
Foreign exchange gain (loss), net	6.6	9.1	9.5	10.7

	$5.2	$7.7	$6.0	$6.3

Interest Rate

Cash Flow Hedges The Company has variable rate debt that is subject to fluctuations in interest related cash flows due to changes in market interest rates. As of September 30, 2015, the Company had two pay-fixed receive-variable interest rate swaps, with a total notional amount of $50.0, to hedge against changes in the LIBOR benchmark interest rate on a portion of the Company’s LIBOR-based borrowings. Changes in value that are deemed effective are accumulated in AOCI and reclassified to interest expense when the hedged interest is accrued. To the extent that it becomes probable that the Company’s variable rate borrowings will not occur, the gains or losses on the related cash flow hedges will be reclassified from AOCI to interest expense. The fair value of the Company’s interest rate contracts was $(0.4) and $(1.2) as of September 30, 2015 and December 31, 2014, respectively.

F.1-22

In December 2005 and January 2006, the Company executed cash flow hedges by entering into receive-variable and pay-fixed interest rate swaps, with a total notional amount of $200.0, related to the senior notes issuance in March 2006. Amounts previously recorded in AOCI related to the pre-issuance cash flow hedges will continue to be reclassified on a straight-line basis through February 2016.

The gain recognized on designated cash flow hedge derivative instruments was $0.3 and $0.4 for the three months ended September 30, 2015 and 2014, respectively, and $0.8 and $0.9 for the nine months ended September 30, 2015 and 2014, respectively. Gains and losses related to interest rate contracts that are reclassified from AOCI are recorded in interest expense on the statements of income. The Company anticipates reclassifying $0.2 from AOCI to interest expense within the next 12 months.

Note 16: Restructuring and Other Charges

Restructuring Charges

The following table summarizes the impact of the Company’s restructuring charges on the condensed consolidated statements of income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Cost of sales – services	$1.6	$0.6	$2.8	$1.4
Cost of sales – products	0.1	—	1.4	0.1
Selling and administrative expense	5.9	0.4	13.1	5.3
Research, development and engineering expense	—	—	0.6	—

Total	$7.6	$1.0	$17.9	$6.8

The following table summarizes the Company’s restructuring charges by reporting segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Severance
North America (NA) (1)	$4.7	$1.0	$9.4	$3.7
Asia Pacific (AP)	0.7	—	0.9	0.3
Europe, Middle East and Africa (EMEA)	—	—	3.0	0.7
Latin America (LA)	2.2	—	4.6	2.1

Total severance	$7.6	$1.0	$17.9	$6.8

(1)	NA includes corporate and global restructuring costs

During the first quarter of 2013, the Company announced a multi-year transformation plan. Certain aspects of this plan were previously disclosed under the Company’s global realignment plan and global shared services plan. This multi-year transformation focuses on globalizing the Company’s service organization and creating a unified center-led global organization for research and development, as well as transforming the Company’s general and administrative cost structure. Restructuring charges of $7.6 and $1.0 for the three months ended September 30, 2015 and 2014, respectively, and $17.9 and $6.8 for the nine months ended September 30, 2015 and 2014, respectively, related to the Company’s multi-year transformation plan. Restructuring charges for the nine months ended September 30, 2015 consisted primarily of severance costs related to the Company’s transformation, business process outsourcing initiative, and executive delayering. As of September 30, 2015, the Company anticipates additional restructuring costs of $3.0 to $4.1 to be incurred through the end of 2015, primarily within LA. As management finalizes certain aspects of the transformation plan, the anticipated future costs related to this plan are subject to change.

F.1-23

The following table summarizes the Company’s cumulative total restructuring costs for the multi-year transformation plan as of September 30, 2015:

	Severance	Other	Total
Cumulative total restructuring costs for the multi-year transformation plan
NA (1)	$71.2	$2.0	$73.2
AP	3.6	0.6	4.2
EMEA	4.7	0.9	5.6
LA	19.0	—	19.0

Total	$98.5	$3.5	$102.0

(1)	NA includes corporate and global restructuring costs

The following table summarizes the Company’s restructuring accrual balances and related activity for the nine months ended September 30:

	2015	2014
Balance at January 1	$7.8	$35.3
Liabilities incurred	17.9	6.8
Liabilities paid/settled	(20.1)	(35.9)

Balance at September 30	$5.6	$6.2

Impairment and Other Charges

The Company recorded an impairment related to other intangibles in LA in the second quarter of 2015 and an impairment of $9.1 related to redundant legacy Diebold internally-developed software as a result of the acquisition of Phoenix.

Other charges consist of items that the Company has determined are non-routine in nature and are not expected to recur in future operations. Net non-routine (expense) income of $(4.4) and $(3.6) impacted the three months ended September 30, 2015 and 2014, respectively. Net non-routine (expense) income of $(14.4) and $7.5 impacted the nine months ended September 30, 2015 and 2014, respectively. Non-routine expense for the nine months ended September 30, 2015 is primarily due to legal, indemnification and professional fees related to corporate monitor efforts. Additionally, potential acquisition and divestiture related costs of $2.6 were incurred in the third quarter of 2015 included within selling and administrative expense. Non-routine income for the first nine months of 2014 included a $13.7 pre-tax gain from the sale of Eras, recognized in gain on sale of assets, net in the condensed consolidated statements of income offset by legal, indemnification and professional fees related to corporate monitor efforts.

F.1-24

Note 17: Fair Value of Assets and Liabilities

Assets and Liabilities Recorded at Fair Value

Assets and liabilities subject to fair value measurement are as follows:

	September 30, 2015			December 31, 2014
		Fair Value Measurements Using			Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Fair Value	Level 1	Level 2
Assets
Short-term investments
Certificates of deposit	$99.2	$99.2	$—	$136.7	$136.7	$—
Assets held in rabbi trusts	9.1	9.1	—	9.8	9.8	—
Foreign exchange forward contracts	2.1	—	2.1	2.9	—	2.9

Total	$110.4	$108.3	$2.1	$149.4	$146.5	$2.9

Liabilities
Deferred compensation	$9.1	$9.1	$—	$9.8	$9.8	$—
Foreign exchange forward contracts	—	—	—	1.0	—	1.0
Interest rate swaps	0.4	—	0.4	1.2	—	1.2

Total	$9.5	$9.1	$0.4	$12.0	$9.8	$2.2

The Company uses the end of period when determining the timing of transfers between levels. During the nine months ended September 30, 2015, there were no transfers between levels.

The fair value and carrying value of the Company’s debt instruments are summarized as follows:

	September 30, 2015		December 31, 2014
	Fair Value	Carrying Value	Fair Value	Carrying Value
Notes payable	$80.9	$80.9	$25.6	$25.6
Long-term debt	620.0	618.3	483.6	479.8

Total debt instruments	$700.9	$699.2	$509.2	$505.4

Note 18: Segment Information

The Company considers its operating structure and the information subject to regular review by its President and Chief Executive Officer, who is the Chief Operating Decision Maker (CODM), to identify reportable operating segments. The CODM makes decisions, allocates resources and assesses performance by the following regions, which are also the Company’s four reportable operating segments: NA, AP, EMEA and LA. The four geographic segments sell and service FSS and security systems around the globe, as well as elections, lottery and information technology solutions in Brazil other, through wholly-owned subsidiaries, majority-owned joint ventures and independent distributors in most major countries. Beginning in the first quarter of 2015, LA and Brazil operations are reported under one single reportable operating segment and comparative periods have been reclassified for consistency. The presentation of comparative periods also reflects the reclassification of certain global expenses from segment operating profit to corporate charges not allocated to segments due to the 2015 realignment activities.

Certain information not routinely used in the management of the segments, information not allocated back to the segments or information that is impractical to report is not shown. Segment operating profit is defined as revenues less expenses identifiable to those segments. Segment operating income reconciles to consolidated income before income taxes by deducting corporate costs and other income or expense items that are not

F.1-25

attributed to the segments (refer to note 16). Total assets are not allocated to segments and are not included in the assessment of segment performance and therefore are excluded from the segment information disclosed as follows.

The following tables represent information regarding the Company’s segment information and provides a reconciliation between segment operating profit and the consolidated income before income taxes:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Revenue summary by segment
NA	$361.4	$361.5	$1,092.7	$1,025.0
AP	107.6	135.0	327.5	361.5
EMEA	89.5	99.8	282.4	302.3
LA	122.4	171.7	367.2	501.0

Total revenue	$680.9	$768.0	$2,069.8	$2,189.8

Intersegment revenue
NA	$21.6	$18.0	$66.5	$52.1
AP	22.5	22.1	82.2	69.4
EMEA	18.3	22.8	53.5	42.6
LA	0.2	0.2	0.4	0.4

Total intersegment revenue	$62.6	$63.1	$202.6	$164.5

Segment operating profit
NA	$66.7	$71.2	$208.1	$202.7
AP	14.2	20.8	46.7	50.9
EMEA	11.1	14.4	37.6	47.6
LA	4.8	18.7	21.1	38.9

Total segment operating profit	$96.8	$125.1	$313.5	$340.1

Corporate charges not allocated to segments (1)	(65.2)	(73.8)	(208.4)	(213.6)
Asset impairment charges	—	—	(18.9)	—
Restructuring charges	(7.6)	(1.0)	(17.9)	(6.8)
Net non-routine (expense) income	(4.4)	(3.6)	(14.4)	7.5

	(77.2)	(78.4)	(259.6)	(212.9)

Operating profit	$19.6	$46.7	$53.9	$127.2

Other (expense) income	(2.6)	1.1	(14.4)	(6.5)

Income before taxes	$17.0	$47.8	$39.5	$120.7

(1)	Corporate charges not allocated to segments include headquarter-based costs associated with manufacturing administration, procurement, human resources, finance and accounting, global development/engineering, global strategy/mergers and acquisitions, global information technology, tax, treasury and legal.

F.1-26

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Segment depreciation and amortization expense
NA	$3.9	$2.0	$8.1	$7.1
AP	1.7	2.0	5.1	5.8
EMEA	0.9	1.0	2.5	3.1
LA	1.4	3.5	5.3	8.9

Total segment depreciation and amortization expense	7.9	8.5	21.0	24.9
Corporate depreciation and amortization expense	8.1	10.2	28.2	30.5

Total depreciation and amortization expense	$16.0	$18.7	$49.2	$55.4

	September 30, 2015	December 31, 2014
Segment property, plant and equipment, at cost
NA	$119.1	$128.8
AP	50.0	46.9
EMEA	35.1	38.2
LA	52.9	78.7

Total segment property, plant and equipment, at cost	$257.1	$292.6
Corporate property plant and equipment, at cost, not allocated to segments	354.2	320.3

Total property, plant and equipment, at cost	$611.3	$612.9

The following table presents information regarding the Company’s revenue by service and product solution:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Financial self-service
Services	$293.3	$310.7	$883.9	$901.8
Products	216.6	239.7	689.3	658.0

Total financial self-service	509.9	550.4	1,573.2	1,559.8
Security
Services	111.1	105.8	324.6	307.9
Products	54.7	52.2	154.8	145.6

Total security	165.8	158.0	479.4	453.5

Total financial self-service and security	675.7	708.4	2,052.6	2,013.3
Brazil other	5.2	59.6	17.2	176.5

	$680.9	$768.0	$2,069.8	$2,189.8

Note 19: Subsequent Event

On October 25, 2015, the Company entered into a definitive Asset Purchase Agreement (Purchase Agreement) with a wholly owned subsidiary of Securitas AB (Securitas Electronic Security) to divest its electronic security business located in the United States and Canada for an aggregate purchase price of approximately $350.0 in cash, 10.0 percent of which is contingent and payable over a twelve-month period beginning at closing based on the successful transition of certain customer relationships.

F.1-27

The closing purchase price is subject to a customary working capital adjustment. The Purchase Agreement provides for customary representations, warranties, covenants and agreements, including, among others, that each party will use commercially reasonable efforts to complete the transaction expeditiously.

The closing of the transaction is expected to occur in the first quarter of 2016 subject to the expiration or termination of any waiting period under certain antitrust filings and the satisfaction or waiver of other customary closing conditions.

The Company has also agreed to provide certain transition services to Securitas Electronic Security after the closing, including providing the Securitas Electronic Security a $6.0 credit for such services.

F.1-28

DIEBOLD, INCORPORATED

Audited consolidated financial statements for the fiscal years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013 (prepared in accordance with U.S. Generally Accepted Accounting Principles)

F.1-29

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Diebold, Incorporated:

We have audited the accompanying consolidated balance sheets of Diebold, Incorporated and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive (loss) income, equity, and cash flows for each of the years in the three-year period ended December 31, 2014. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule, Schedule II “Valuation and Qualifying Accounts.” These consolidated financial statements and the financial statement schedule are the responsibility of Diebold, Incorporated’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diebold, Incorporated and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diebold, Incorporated’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 17, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Cleveland, Ohio

February 17, 2015, except as to Note 20, which is as of November 23, 2015

F.1-30

DIEBOLD, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	December 31,
	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$322,017	$230,709
Short-term investments	136,653	242,988
Trade receivables, less allowances for doubtful accounts of $23,011 and $24,872, respectively)	477,937	447,239
Inventories	405,173	376,462
Deferred income taxes	110,999	110,165
Prepaid expenses	21,994	22,031
Prepaid income taxes	11,713	21,245
Other current assets	169,044	104,511

Total current assets	1,655,530	1,555,350

Securities and other investments	83,625	82,591
Property, plant and equipment, net	169,506	160,895
Goodwill	171,974	179,828
Deferred income taxes	86,544	39,461
Finance lease receivables	90,391	74,516
Other assets	84,566	90,850

Total assets	$2,342,136	$2,183,491

LIABILITIES AND EQUITY
Current liabilities
Notes payable	$25,575	$43,791
Accounts payable	261,708	210,399
Deferred revenue	275,119	234,607
Payroll and other benefits liabilities	116,769	93,845
Other current liabilities	348,552	311,094

Total current liabilities	1,027,723	893,736

Long-term debt	479,794	480,242
Pensions and other benefits	211,043	118,674
Post-retirement and other benefits	20,759	19,282
Deferred income taxes	6,527	9,150
Other long-term liabilities	41,401	41,592
Commitments and contingencies	—	—
Equity
Diebold, Incorporated shareholders’ equity
Preferred shares, no par value, 1,000,000 authorized shares, none issued	—	—
Common shares, $1.25 par value, 125,000,000 authorized shares, 79,238,759 and 78,618,517 issued shares, 64,632,400 and 64,068,047 outstanding shares, respectively	99,048	98,273
Additional capital	418,037	385,321
Retained earnings	762,214	722,743
Treasury shares, at cost (14,606,359 and 14,550,470 shares, respectively)	(557,170)	(555,252)
Accumulated other comprehensive loss	(190,525)	(54,321)

Total Diebold, Incorporated shareholders’ equity	531,604	596,764
Noncontrolling interests	23,285	24,051

Total equity	554,889	620,815

Total liabilities and equity	$2,342,136	$2,183,491

See accompanying notes to consolidated financial statements.

F.1-31

DIEBOLD, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year ended December 31,
	2014	2013	2012
Net sales
Services	$1,637,622	$1,637,056	$1,626,521
Products	1,413,431	1,220,435	1,365,172

	3,051,053	2,857,491	2,991,693

Cost of sales
Services	1,147,363	1,222,675	1,215,673
Products	1,124,340	994,460	1,046,400

	2,271,703	2,217,135	2,262,073
Gross profit	779,350	640,356	729,620
Selling and administrative expense	515,551	596,694	527,729
Research, development and engineering expense	93,617	92,315	85,881
Impairment of assets	2,123	72,017	15,783
Gain on sale of assets, net	(12,888)	(2,410)	(1,202)

	598,403	758,616	628,191

Operating profit (loss)	180,947	(118,260)	101,429
Other income (expense)
Investment income	34,501	27,603	37,593
Interest expense	(31,420)	(29,234)	(30,330)
Foreign exchange (loss) gain, net	(11,791)	172	2,654
Miscellaneous, net	(1,648)	(88)	(451)

Income (loss) from continuing operations before taxes	170,589	(119,807)	110,895
Income tax expense	53,570	56,715	28,225

Income (loss) from continuing operations	117,019	(176,522)	82,670
Loss from discontinued operations, net of tax	—	—	(3,125)

Net income (loss)	117,019	(176,522)	79,545
Net income attributable to noncontrolling interests	2,602	5,083	5,942

Net income (loss) attributable to Diebold, Incorporated	$114,417	$(181,605)	$73,603

Basic weighted-average shares outstanding	64,530	63,659	63,061
Diluted weighted-average shares outstanding	65,154	63,659	63,914
Basic earnings (loss) per share
Income (loss) from continuing operations, net of tax	$1.77	$(2.85)	$1.22
Loss from discontinued operations, net of tax	—	—	(0.05)

Net income (loss) attributable to Diebold, Incorporated	$1.77	$(2.85)	$1.17

Diluted earnings (loss) per share
Income (loss) from continuing operations, net of tax	$1.76	$(2.85)	$1.20
Loss from discontinued operations, net of tax	—	—	(0.05)
Net income (loss) attributable to Diebold, Incorporated	$1.76	$(2.85)	$1.15

Amounts attributable to Diebold, Incorporated
Income (loss) from continuing operations, net of tax	$114,417	$(181,605)	$76,728
Loss from discontinued operations, net of tax	—	—	(3,125)

Net income (loss) attributable to Diebold, Incorporated	$114,417	$(181,605)	$73,603

See accompanying notes to consolidated financial statements.

F.1-32

DIEBOLD, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands)

	Year ended December 31,
	2014	2013	2012
Net income (loss)	$117,019	$(176,522)	$79,545

Other comprehensive (loss) income, net of tax:
Translation adjustment (net of tax of $3,588, $2,064, and $0, respectively)	(73,679)	(70,269)	(36,164)
Foreign currency hedges (net of tax of $(307), $(1,719) and $(1,218), respectively)	481	2,844	1,803
Interest rate hedges:
Net income recognized in other comprehensive income (net of tax of $(413), $(483) and $(99), respectively)	680	698	141
Reclassification adjustment for amounts recognized in net income (net of tax of $(114), $(132) and $(230), respectively)	213	192	91

	467	506	50
Pension and other post-retirement benefits:
Prior service credit recognized during the year (net of tax of $146, $308 and $99, respectively)	(236)	(493)	(160)
Net actuarial losses recognized during the year (net of tax of $(1,231), $(5,762) and $(6,544), respectively)	1,996	9,130	10,721
Net actuarial (loss) gain occurring during the year (net of tax of $39,303, $(28,270), and $23,765, respectively)	(63,740)	44,796	(38,939)
Prior service cost recognized due to curtailment (net of tax of $0, $(803) and $0, respectively	—	1,272	—
Net actuarial losses recognized due to curtailment (net of tax of $0, $(21,069) and $0, respectively)	—	33,386	—
Settlements (net of tax of $0, $(7,799) and $(8,303), respectively)	—	12,357	13,604

	(61,980)	100,448	(14,774)
Unrealized (loss) gain on securities, net:
Net (loss) gain recognized in other comprehensive income (net of tax of $7, $(55) and $0, respectively)	(531)	3,932	3,304
Reclassification adjustment for amounts recognized in net income (net of tax of $(29), $(19) and $0, respectively)	2,148	1,372	4,523

	(2,679)	2,560	(1,219)
Other	(24)	1,162	(168)

Other comprehensive (loss) income, net of tax	(137,414)	37,251	(50,472)

Comprehensive (loss) income	(20,395)	(139,271)	29,073
Less: comprehensive income (loss) attributable to noncontrolling interests	1,392	5,616	6,166

Comprehensive (loss) income attributable to Diebold, Incorporated	$(21,787)	$(144,887)	$22,907

See accompanying notes to consolidated financial statements.

F.1-33

DIEBOLD, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(dollars in thousands)

	Common Shares Number Par Value		Additional Capital	Retained Earnings	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total Diebold, Incorporated Shareholders’ Equity	Non- controlling Interests	Total Equity
Balance, January 1, 2012	76,840,956	$96,051	$327,805	$977,572	$(547,737)	$(40,343)	$813,348	$31,274	$844,622
Net income				73,603			73,603	5,942	79,545
Other comprehensive (loss) income						(50,696)	(50,696)	224	(50,472)
Stock options exercised	553,890	692	15,987				16,679		16,679
Restricted stock units issued	164,552	206	(206)				—		—
Performance shares issued	86,196	108	(108)				—		—
Other share-based compensation	15,524	19	(19)				—		—
Income tax benefit from share-based compensation			982				982		982
Share-based compensation expense			13,840				13,840		13,840
Dividends paid				(72,830)			(72,830)		(72,830)
Treasury shares (93,110 shares)					(3,452)		(3,452)		(3,452)
Distributions to noncontrolling interest holders, net							—	(2,092)	(2,092)

Balance, December 31, 2012	77,661,118	$97,076	$358,281	$978,345	$(551,189)	$(91,039)	$791,474	$35,348	$826,822
Net (loss) income				(181,605)			(181,605)	5,083	(176,522)
Other comprehensive income						36,718	36,718	533	37,251
Stock options exercised	591,223	740	15,983				16,723		16,723
Restricted stock units issued	279,920	350	(350)				—		—
Performance shares issued	29,882	37	(37)				—		—
Other share-based compensation	56,374	70	(70)				—		—
Income tax detriment from share-based compensation			(3,918)				(3,918)		(3,918)
Share-based compensation expense			15,432				15,432		15,432
Dividends paid				(73,997)			(73,997)		(73,997)
Treasury shares (130,019 shares)					(4,063)		(4,063)		(4,063)
Distributions to noncontrolling interest holders, net							—	(16,913)	(16,913)

Balance, December 31, 2013	78,618,517	$98,273	$385,321	$722,743	$(555,252)	$(54,321)	$596,764	$24,051	$620,815
Net income				114,417			114,417	2,602	117,019
Other comprehensive loss						(136,204)	(136,204)	(1,210)	(137,414)
Stock options exercised	444,846	556	14,075				14,631		14,631
Restricted stock units issued	134,285	168	(168)				—		—
Other share-based compensation	41,111	51	(75)				(24)		(24)
Income tax detriment from share-based compensation			(2,661)				(2,661)		(2,661)
Share-based compensation expense			21,545				21,545		21,545
Dividends paid				(74,946)			(74,946)		(74,946)
Treasury shares (55,889 shares)					(1,918)		(1,918)		(1,918)
Distributions to noncontrolling interest holders, net							—	(2,158)	(2,158)

Balance, December 31, 2014	79,238,759	$99,048	$418,037	$762,214	$(557,170)	$(190,525)	$531,604	$23,285	$554,889

See accompanying notes to consolidated financial statements.

F.1-34

DIEBOLD INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2014	2013	2012
Cash flow from operating activities
Net income (loss)	$117,019	$(176,522)	$79,545
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	74,072	82,594	78,644
Share-based compensation expense	21,545	15,432	13,840
Excess tax benefits from share-based compensation	(454)	(471)	(1,843)
Impairment of assets	2,123	72,017	15,783
Pension curtailment, settlement and special termination	—	69,561	21,907
Devaluation of Venezuelan balance sheet	12,101	1,584	—
Gain on sale of assets, net	(12,888)	(2,410)	(1,202)
Equity in earnings of an investee	—	—	(702)
Cash flow from changes in certain assets and liabilities, net of the effects of acquisitions
Trade receivables	(58,588)	23,983	(75,275)
Inventories	(53,241)	21,337	20,955
Prepaid expenses	(1,993)	12,908	(3,490)
Prepaid income taxes	9,589	(4,889)	(1,890)
Other current assets	(42,785)	(11,183)	(16,080)
Accounts payable	59,278	(9,659)	2,564
Deferred revenue	51,554	16,522	(21,767)
Deferred income taxes	(11,305)	(15,125)	(10,558)
Pension and other post-retirement benefits	(5,034)	11,026	3,774
Finance lease receivables	(61,579)	(32,593)	23,650
Certain other assets and liabilities	87,492	50,112	7,653

Net cash provided by operating activities	186,906	124,224	135,508
Cash flow from investing activities
Payments for acquisitions, net of cash acquired	(11,749)	—	(28,292)
Proceeds from maturities of investments	477,421	464,331	325,403
Proceeds from sale of investments	39,586	55,987	50,431
Payments for purchases of investments	(428,652)	(537,682)	(377,070)
Proceeds from sale of assets	18,441	7,536	3,357
Capital expenditures	(61,453)	(35,447)	(49,742)
Increase in certain other assets	(19,795)	(13,747)	(13,077)
Purchase of finance receivables, net of cash collections	—	6,303	16,159
Net cash provided by (used in) investing activities	13,799	(52,719)	(72,831)
Cash flow from financing activities
Dividends paid	(74,946)	(73,997)	(72,830)
Debt issuance costs	(1,368)	—	—
Revolving debt borrowings (repayments), net	2,000	(56,000)	70,000
Other debt borrowings	157,676	51,231	117,163
Other debt repayments	(175,501)	(121,901)	(163,538)
Distributions to noncontrolling interest holders	(2,158)	(16,913)	(2,092)
Excess tax benefits from share-based compensation	454	471	1,843
Issuance of common shares	14,607	16,723	16,679
Repurchase of common shares	(1,918)	(4,063)	(3,452)

Net cash used in financing activities	(81,154)	(204,449)	(36,227)
Effect of exchange rate changes on cash	(28,243)	(5,139)	8,422

Increase (decrease) in cash and cash equivalents	91,308	(138,083)	34,872
Cash and cash equivalents at the beginning of the year	230,709	368,792	333,920

Cash and cash equivalents at the end of the year	$322,017	$230,709	$368,792

Cash paid for:
Income taxes	$49,181	$76,480	$49,011
Interest	$31,185	$29,543	$28,917
Significant noncash investing and financing activities:
Accrued holdback for acquisition	$—	$—	$12,000

See accompanying notes to consolidated financial statements.

F.1-35

DIEBOLD, INCORPORATED AND SUBSIDIARIES

December 31, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share amounts)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements include the accounts of Diebold, Incorporated and its wholly- and majority-owned subsidiaries (collectively, the Company). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates in Preparation of Consolidated Financial Statements The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include revenue recognition, the valuation of trade and financing receivables, inventories, goodwill, intangible assets, other long-lived assets, legal contingencies, guarantee obligations and assumptions used in the calculation of income taxes, pension and other post-retirement benefits and customer incentives, among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors. Management monitors the economic condition and other factors and will adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

International Operations The financial statements of the Company’s international operations are measured using local currencies as their functional currencies, with the exception of Venezuela’s financial results, which are measured using the currency exchange mechanism, SICAD 2. The Company translates the assets and liabilities of its non-U.S. subsidiaries at the exchange rates in effect at year end and the results of operations at the average rate throughout the year. The translation adjustments are recorded directly as a separate component of shareholders’ equity, while transaction gains (losses) are included in net income. Sales to customers outside the United States in relation to total consolidated net sales approximated 56.1 percent, 52.3 percent and 48.7 percent in 2014, 2013 and 2012, respectively.

Venezuelan Currency Devaluation The Company’s Venezuelan operations consist of a fifty-percent owned subsidiary, which is consolidated. Venezuela financial results are measured using the U.S. dollar as its functional currency because its economy is considered highly inflationary. On March 24, 2014, the Venezuelan government announced a currency exchange mechanism, SICAD 2, which yielded an exchange rate significantly higher than the rates established through the other regulated exchange mechanisms. Management determined that it was unlikely that the Company would be able to convert bolivars under a currency exchange other than SICAD 2. On March 31, 2014, the Company remeasured its Venezuelan balance sheet using the SICAD 2 rate of 50.86 compared to the previous official government rate of 6.30, resulting in a decrease of $6,051 to the Company’s cash balance and net losses of $12,101 that were recorded within foreign exchange (loss) gain, net in the consolidated statements of operations in the first quarter of 2014. In addition, as a result of the currency devaluation, the Company recorded a $4,073 lower of cost or market adjustment related to its service inventory within service cost of sales in the consolidated statements of operations in the first quarter of 2014. In the future, if the Company converts bolivars at a rate other than the SICAD 2 rate, the Company may realize additional gains or losses that would be recorded in the statements of operations. The Company’s Venezuelan operations represented less than one percent of the Company’s total assets as of December 31, 2014 and less than one percent of net sales for the year ended December 31, 2014. The Company does not expect its Venezuelan operations to be a significant component of its consolidated revenue or operating profit during 2015.

F.1-36

Acquisition and Divestiture In the third quarter of 2014, the Company acquired Cryptera A/S (Cryptera), a supplier of the Company’s encrypting PIN pad technology and a world leader in the research and development of secure payment technologies. The total purchase price was approximately $13,000 and Cryptera is included in the Europe, Middle East and Africa (EMEA) segment within the Company’ s consolidated financial statements from July 1, 2014, the date of acquisition. In the second quarter of 2014, the Company divested its check and payment processing subsidiary, Diebold Eras, Incorporated (Eras), which resulted in a gain of $13,709 recognized within gain on sale of assets, net in the consolidated statement of operations. Eras was included in the North America (NA) segment. Total assets and operating results of Eras were not significant to the consolidated financial statements.

Reclassification The Company has reclassified the presentation of certain prior-year information to conform to the current presentation.

Revenue Recognition The Company’s revenue recognition policy is consistent with the requirements of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605, Revenue Recognition (ASC 605). In general, the Company records revenue when it is realized, or realizable and earned. The Company considers revenue to be realized, or realizable and earned when, persuasive evidence of an arrangement exists, the products or services have been approved by the customer after delivery and/or installation acceptance or performance of services; the sales price is fixed or determinable within the contract; and collectability is reasonably assured. The Company’s products include both hardware and the software required for the equipment to operate as intended, and for product sales, the Company determines the earnings process is complete when title, risk of loss and the right to use the product has transferred to the customer. Within the North America region, the earnings process is completed upon customer acceptance. Where the Company is contractually responsible for installation, customer acceptance occurs upon completion of the installation of all equipment at a job site and the Company’s demonstration that the equipment is in operable condition. Where the Company is not contractually responsible for installation, customer acceptance occurs upon shipment or delivery to a customer location depending on the terms within the contract. Internationally, customer acceptance is upon the earlier of delivery or completion of the installation depending on the terms in the contract with the customer.

The application of ASC 605 to the Company’s customer contracts requires judgment, including the determination of whether an arrangement includes multiple deliverables such as hardware, software, maintenance and/or other services. For contracts that contain multiple deliverables, total arrangement consideration is allocated at the inception of the arrangement to each deliverable based on the relative selling price method. The relative selling price method is based on a hierarchy consisting of vendor specific objective evidence (VSOE) (price when sold on a stand-alone basis), if available, or third-party evidence (TPE), if VSOE is not available, or estimated selling price (ESP) if neither VSOE nor TPE is available. The Company’s ESP is consistent with the objective of determining VSOE, which is the price at which we would expect to transact on a stand-alone sale of the deliverable. The determination of ESP is based on applying significant judgment to weigh a variety of company-specific factors including our pricing practices, customer volume, geography, internal costs and gross margin objectives, information gathered from experience in customer negotiations, recent technological trends, and competitive landscape. In contracts that involve multiple deliverables with separately priced extended warranty and product maintenance, these services are typically accounted for under FASB ASC 605-20, Separately Priced Extended Warranty and Product Maintenance Contracts where stated price is recognized ratably over the period.

For software sales, excluding software required for the equipment to operate as intended, the Company applies the software revenue recognition principles within FASB ASC 985-605, Software – Revenue Recognition. For software and software-related deliverables (software elements), the Company allocates revenue based upon the relative fair value of these deliverables as determined by VSOE. If the Company cannot obtain VSOE for any undelivered software element, revenue is deferred until all deliverables have been delivered or until VSOE can be determined for any remaining undelivered software elements. When the fair value of a delivered element cannot be established, but fair value evidence exists for the undelivered software elements, the Company uses the

F.1-37

residual method to recognize revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement consideration is allocated to the delivered elements and recognized as revenue.

The Company has the following revenue streams related to sales to its customers:

Financial Self-Service Product & Managed Service Revenue Financial self-service (FSS) products are primarily automated teller machines (ATMs) and other equipment primarily used in the banking industry which include both hardware and the software required for the equipment to operate as intended. The Company also provides service contracts on FSS products that typically cover a 12-month period and can begin at any time after the warranty period expires. The service provided under warranty is limited as compared to those offered under service contracts. Further, warranty is not considered a separate deliverable of the sale and covers only replacement of defective parts inclusive of labor. Service contracts provide additional services beyond those covered under the warranty, including preventative maintenance service, cleaning, supplies stocking and cash handling, all of which are not essential to the functionality of the equipment. Service revenue also includes services and parts the Company provides on a billed-work basis that are not covered by warranty or service contract. The Company also provides customers with integrated services such as outsourced and managed services, including remote monitoring, trouble-shooting, training, transaction processing, currency management, maintenance or full support services.

Electronic Security Products & Managed Service Revenue The Company provides global product sales, service, installation, project management for longer-term contracts and monitoring of original equipment manufacturer electronic security products to financial, government, retail and commercial customers. These solutions provide the Company’s customers a single-source solution to their electronic security needs.

Physical Security & Facility Revenue The Company designs, manufactures and/or procures and installs physical security and facility products. These consist of vaults, safe deposit boxes and safes, drive-up banking equipment and a host of other banking facilities products.

Brazil Other The Company offers election and lottery systems product solutions and support to the Brazilian government. Election systems revenue consists of election equipment sales, networking, tabulation and diagnostic software development, training, support and maintenance. Lottery systems revenue primarily consists of equipment sales. The election and lottery equipment components are included in product revenue. The software development, training, support and maintenance components are included in service revenue.

Software Solutions & Service Revenue The Company offers software solutions, excluding software required for the equipment to operate as intended, consisting of multiple applications that process events and transactions (networking software) along with the related server. Sales of networking software represent software solutions to customers that allow them to network various different vendors’ ATMs onto one network. Included within service revenue is revenue from software support agreements, which are typically 12 months in duration and pertain to networking software.

Depreciation and Amortization Depreciation of property, plant and equipment is computed using the straight-line method for financial statement purposes. Amortization of leasehold improvements is based upon the shorter of original terms of the lease or life of the improvement. Repairs and maintenance are expensed as incurred. Amortization of the Company’s other long-term assets, such as intangible assets and capitalized computer software, is computed using the straight-line method over the life of the asset.

Advertising Costs Advertising costs are expensed as incurred and were $16,708, $9,812 and $11,316 in 2014, 2013 and 2012, respectively.

Research, Development and Engineering Research, development and engineering costs are expensed as incurred and were $93,617, $92,315 and $85,881 in 2014, 2013 and 2012, respectively.

F.1-38

Shipping and Handling Costs The Company recognizes shipping and handling fees billed when products are shipped or delivered to a customer and includes such amounts in net sales. Third-party freight payments are recorded in cost of sales.

Taxes on Income Deferred taxes are provided on an asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry-forwards and tax credits. Deferred tax liabilities are recognized for taxable temporary differences and undistributed earnings in certain tax jurisdictions. Deferred tax assets are reduced by a valuation allowance when, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Determination of a valuation allowance involves estimates regarding the timing and amount of the reversal of taxable temporary differences, expected future taxable income and the impact of tax planning strategies. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company regularly assesses its position with regard to tax exposures and records liabilities for these uncertain tax positions and related interest and penalties, if any, when the tax benefit is not more likely than not realizable. The Company has recorded an accrual that reflects the recognition and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. Additional future income tax expense or benefit may be recognized once the positions are effectively settled.

Sales Tax The Company collects sales taxes from customers and accounts for sales taxes on a net basis.

Cash Equivalents The Company considers highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Financial Instruments The carrying amount of cash and cash equivalents, trade receivables and accounts payable, approximated their fair value because of the relatively short maturity of these instruments. The Company’s risk-management strategy uses derivative financial instruments such as forwards to hedge certain foreign currency exposures and interest rate swaps to manage interest rate risk. The intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. The Company does not enter into derivatives for trading purposes. The Company recognizes all derivatives on the balance sheet at fair value. Changes in the fair values of derivatives that are not designated as hedges are recognized in earnings. If the derivative is designated and qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in the hedged assets or liabilities through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.

Fair Value The Company measures its financial assets and liabilities using one or more of the following three valuation techniques:

Valuation technique	Description
Market approach	Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Cost approach	Amount that would be required to replace the service capacity of an asset (replacement cost).
Income approach	Techniques to convert future amounts to a single present amount based upon market expectations.

The hierarchy that prioritizes the inputs to valuation techniques used to measure fair value is divided into three levels:

Fair value level	Description
Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.
Level 3	Unobservable inputs for which there is little or no market data.

F.1-39

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses the end of period when determining the timing of transfers between levels.

Short-Term Investments The Company had investments in certificates of deposit that were recorded at cost, which approximates fair value. Additionally, the Company has investments in U.S. dollar indexed bond funds that are classified as available-for-sale and stated at fair value. U.S. dollar indexed bond funds are reported at net asset value, which is the practical expedient for fair value as determined by banks where funds are held.

Assets Held in Rabbi Trusts / Deferred Compensation The fair value of the assets held in rabbi trusts (refer to notes 6 and 13) is derived from investments in a mix of money market, fixed income and equity funds managed by Bank of America/Merrill Lynch. The related deferred compensation liability is recorded at fair value.

Foreign Exchange Forward Contracts A substantial portion of the Company’s operations and revenues are international. As a result, changes in foreign exchange rates can create substantial foreign exchange gains and losses from the revaluation of non-functional currency monetary assets and liabilities. The foreign exchange contracts are valued using the market approach based on observable market transactions of forward rates.

Interest Rate Swaps The Company has variable rate debt and is subject to fluctuations in interest related cash flows due to changes in market interest rates. The Company’s policy allows it to periodically enter into derivative instruments designated as cash flow hedges to fix some portion of future variable rate based interest expense. The Company executed two pay-fixed receive-variable interest rate swaps to hedge against changes in the London Interbank Offered Rate (LIBOR) benchmark interest rate on a portion of the Company’s LIBOR-based borrowings. The fair value of the swap is determined using the income approach and is calculated based on LIBOR rates at the reporting date.

Assets and Liabilities Not Measured at Fair Value on a Recurring Basis In addition to assets and liabilities that are measured at fair value on a recurring basis, the Company also measures certain assets and liabilities at fair value on a nonrecurring basis. Our non-financial assets, including goodwill, intangible assets and property, plant and equipment, are measured at fair value when there is an indication of impairment. These assets are recorded at fair value, determined using level 3 inputs, only when an impairment charge is recognized. Further details regarding the Company’s goodwill impairment review appear in note 11.

Assets and Liabilities Recorded at Carrying Value The fair value of the Company’s cash and cash equivalents, trade receivables and accounts payable, approximates the carrying value due to the relative short maturity of these instruments.

The fair value of the Company’s industrial development revenue bonds are measured using unadjusted quoted prices in active markets for identical assets categorized as level 1 inputs. The fair value of the Company’s current notes payable and credit facility debt instruments approximates the carrying value due to the relative short maturity of the revolving borrowings under these instruments. The fair values of the Company’s long-term senior notes were estimated using market observable inputs for the Company’s comparable peers with public debt, including quoted prices in active markets, market indices and interest rate measurements, considered level 2 inputs.

Refer to note 19 for further details of assets and liabilities subject to fair value measurement.

Trade Receivables The Company evaluates the collectability of trade receivables based on a percentage of sales related to historical loss experience and current trends. The Company will also record periodic adjustments for known events such as specific customer circumstances and changes in the aging of accounts receivable balances. After all efforts at collection have been unsuccessful, the account is deemed uncollectible and is written off.

F.1-40

Financing Receivables The Company evaluates the collectability of notes and finance lease receivables (collectively, financing receivables) on a customer-by-customer basis and evaluates specific customer circumstances, aging of invoices, credit risk changes and payment patterns and historical loss experience. When the collectability is determined to be at risk based on the above criteria, the Company records the allowance for credit losses which represents the Company’s current exposure less estimated reimbursement from insurance claims. After all efforts at collection have been unsuccessful, the account is deemed uncollectible and is written off.

Inventories The Company primarily values inventories at the lower of cost or market applied on a first-in, first-out basis. The Company identifies and writes down its excess and obsolete inventories to net realizable value based on usage forecasts, order volume and inventory aging. With the development of new products, the Company also rationalizes its product offerings and will write-down discontinued product to the lower of cost or net realizable value.

Deferred Revenue Deferred revenue is recorded for any services billed to customers and not yet recognizable if the contract period has commenced or for the amount collected from customers in advance of the contract period commencing. In addition, deferred revenue is recorded for products and other deliverables that are billed to and collected from customers prior to revenue being recognizable.

Split-Dollar Life Insurance The Company recognizes a liability for the post-retirement obligation associated with a collateral assignment arrangement if, based on an agreement with an employee, the Company has agreed to maintain a life insurance policy during the post-retirement period or to provide a death benefit. In addition, the Company recognizes a liability and related compensation costs for future benefits that extend to post-retirement periods.

Goodwill Goodwill is the cost in excess of the net assets of acquired businesses (refer to note 11). The Company tests all existing goodwill at least annually as of November 30 for impairment on a reporting unit basis. The Company tests for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the carrying value of a reporting unit below its reported amount. The Company’s reporting units are defined as Domestic and Canada, Latin America (LA), Brazil, Asia Pacific (AP), and Europe, Middle East and Africa (EMEA). Each year, the Company may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In evaluating whether it is more likely than not the fair value of a reporting unit is less than its carrying amount, the Company considers the following events and circumstances, among others, if applicable: (a) macroeconomic conditions such as general economic conditions, limitations on accessing capital or other developments in equity and credit markets; (b) industry and market considerations such as competition, multiples or metrics and changes in the market for the Company’s products and services or regulatory and political environments; (c) cost factors such as raw materials, labor or other costs; (d) overall financial performance such as cash flows, actual and planned revenue and earnings compared with actual and projected results of relevant prior periods; (e) other relevant events such as changes in key personnel, strategy or customers; (f) changes in the composition of a reporting unit’s assets or expected sales of all or a portion of a reporting unit; and (g) any sustained decrease in share price.

If the Company’s qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, or if management elects to perform a quantitative assessment of goodwill, a two-step impairment test is used to identify potential goodwill impairment and measure the amount of any impairment loss to be recognized. In the first step, the Company compares the fair value of each reporting unit with its carrying value. The fair value is determined based upon discounted estimated future cash flows as well as the market approach or guideline public company method. The Company’s Step 1 impairment test of goodwill of a reporting unit is based upon the fair value of the reporting unit, defined as the price that would be received to sell the net assets or transfer the net liabilities in an orderly transaction between market participants at the assessment date. In the event that the net carrying amount exceeds the fair value, a Step 2 test must be

F.1-41

performed whereby the fair value of the reporting unit’s goodwill must be estimated to determine if it is less than its net carrying amount. In its two-step test, the Company uses the discounted cash flow method and the guideline company method for determining the fair value of its reporting units. Under these methods, the determination of implied fair value of the goodwill for a particular reporting unit is the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities in the same manner as the allocation in a business combination.

The techniques used in the Company’s qualitative assessment and, if necessary, two-step impairment test have incorporated a number of assumptions that the Company believes to be reasonable and to reflect market conditions forecast at the assessment date. Assumptions in estimating future cash flows are subject to a high degree of judgment. The Company makes all efforts to forecast future cash flows as accurately as possible with the information available at the time the forecast is made. To this end, the Company evaluates the appropriateness of its assumptions as well as its overall forecasts by comparing projected results of upcoming years with actual results of preceding years and validating that differences therein are reasonable. Key assumptions, all of which are Level 3 inputs, relate to price trends, material costs, discount rate, customer demand and the long-term growth and foreign exchange rates. A number of benchmarks from independent industry and other economic publications were also used. Changes in assumptions and estimates after the assessment date may lead to an outcome where impairment charges would be required in future periods. Specifically, actual results may vary from the Company’s forecasts and such variations may be material and unfavorable, thereby triggering the need for future impairment tests where the conclusions may differ in reflection of prevailing market conditions.

Long-Lived Assets Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

Contingencies Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Pensions and Other Post-retirement Benefits Annual net periodic expense and benefit liabilities under the Company’s defined benefit plans are determined on an actuarial basis. Assumptions used in the actuarial calculations have a significant impact on plan obligations and expense. Members of the management investment committee periodically review the actual experience compared with the more significant assumptions used and make adjustments to the assumptions, if warranted. The healthcare trend rates are reviewed based upon the results of actual claims experience. The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated) fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The expected long-term rate of return on plan assets is determined using the plans’ current asset allocation and their expected rates of return based on a geometric averaging over 20 years. The rate of compensation increase assumptions reflects the Company’s long-term actual experience and future and near-term outlook. Pension benefits are funded through deposits with trustees. Other post-retirement benefits are not funded and the Company’s policy is to pay these benefits as they become due.

The Company recognizes the funded status of each of its plans in the consolidated balance sheet. Amortization of unrecognized net gain or loss resulting from experience different from that assumed and from changes in assumptions (excluding asset gains and losses not yet reflected in market-related value) is included as a component of net periodic benefit cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds five percent of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the amortization is that excess divided by the average remaining service period of participating employees expected to receive benefits under the plan.

F.1-42

Recently Adopted Accounting Guidance

In April 2014, the FASB issued Accounting Standards Update (ASU) 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (ASU 2014-08), which includes amendments that change the requirements for reporting discontinued operations and require additional disclosures about discontinued operations. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income and expenses of discontinued operations. In the second quarter of 2014, the Company adopted ASU 2014-08. The adoption of this update did not have a material impact on the financial statements of the Company.

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11), which requires entities to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) or tax credit carryforward whenever the NOL or tax credit carryforward would be available to reduce the additional taxable income or tax due if the tax position is disallowed. This accounting standard update requires entities to assess whether to net the unrecognized tax benefit with a deferred tax asset as of the reporting date. The adoption of this update in 2014 did not have a material impact on the financial statements of the Company.

Recently Issued Accounting Guidance

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

No other new accounting pronouncements issued or with effective dates during 2014 had or are expected to have a material impact on the Company’s consolidated financial statements.

NOTE 2: EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is based on the weighted-average number of common shares outstanding. Diluted earnings (loss) per share includes the dilutive effect of potential common shares outstanding. Under the two-class method of computing earnings (loss) per share, non-vested share-based payment awards that contain rights to receive non-forfeitable dividends are considered participating securities. The Company’s participating securities include restricted stock units (RSUs), director deferred shares and shares that were vested but deferred by employees. The Company calculated basic and diluted earnings (loss) per share under both the treasury stock method and the two-class method. For the years presented there were no differences in the earnings (loss) per share amounts calculated using the two methods. Accordingly, the treasury stock method is disclosed below.

F.1-43

The following table represents amounts used in computing earnings (loss) per share and the effect on the weighted-average number of shares of dilutive potential common shares for the years ended December 31:

	2014	2013	2012
Numerator
Income (loss) used in basic and diluted earnings (loss) per share
Income (loss) from continuing operations, net of tax	$114,417	$(181,605)	$76,728
Loss from discontinued operations, net of tax	—	—	(3,125)

Net income (loss) attributable to Diebold, Incorporated	$114,417	$(181,605)	$73,603

Denominator
Weighted-average number of common shares used in basic earnings (loss) per share	64,530	63,659	63,061
Effect of dilutive shares (1)	624	—	853

Weighted-average number of shares used in diluted earnings (loss) per share	65,154	63,659	63,914

Basic earnings (loss) per share
Income (loss) from continuing operations, net of tax	$1.77	$(2.85)	$1.22
Loss from discontinued operations, net of tax	—	—	(0.05)

Net income (loss) attributable to Diebold, Incorporated	$1.77	$(2.85)	$1.17

Diluted earnings (loss) per share
Income (loss) from continuing operations, net of tax	$1.76	$(2.85)	$1.20
Loss from discontinued operations, net of tax	—	—	(0.05)

Net income (loss) attributable to Diebold, Incorporated	$1.76	$(2.85)	$1.15

Anti-dilutive shares
Anti-dilutive shares not used in calculating diluted weighted-average shares	1,053	2,597	2,201

(1)	Incremental shares of 545 thousand were excluded from the computation of diluted EPS for the year ended December 31, 2013 because their effect is anti-dilutive due to the loss from continuing operations.

F.1-44

NOTE 3: ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table summarizes the changes in the Company’s accumulated other comprehensive loss (AOCI), net of tax, by component for the year ended December 31:

	Translation	Foreign Currency Hedges	Interest Rate Hedges	Pension and Other Post- retirement Benefits	Unrealized Gain on Securities, Net	Other	Accumulated Other Comprehensive Loss
Balance at December 31, 2012	$68,393	$(4,728)	$(1,466)	$(152,475)	$119	$(882)	$(91,039)
Other comprehensive (loss) income before reclassifications (1)	(70,802)	2,844	698	78,182	3,932	1,162	16,016
Amounts reclassified from AOCI	—	—	(192)	22,266	(1,372)	—	20,702

Net current period other comprehensive (loss) income	(70,802)	2,844	506	100,448	2,560	1,162	36,718

Balance at December 31, 2013	$(2,409)	$(1,884)	$(960)	$(52,027)	$2,679	$280	$(54,321)
Other comprehensive (loss) income before reclassifications (1)	(72,469)	481	680	(63,740)	(531)	(24)	(135,603)
Amounts reclassified from AOCI	—	—	(213)	1,760	(2,148)	—	(601)

Net current period other comprehensive (loss) income	(72,469)	481	467	(61,980)	(2,679)	(24)	(136,204)

Balance at December 31, 2014	$(74,878)	$(1,403)	$(493)	$(114,007)	$—	$256	$(190,525)

(1)	Other comprehensive (loss) income before reclassifications within the translation component excludes losses (gains) of $(535) and $1,210 and translation attributable to noncontrolling interests for December 31, 2014 and 2013, respectively.

F.1-45

The following table summarizes the details about amounts reclassified from AOCI for the year ended December 31:

	2014	2013	Affected Line Item in the Statement of Operations
	Amount Reclassified from AOCI	Amount Reclassified from AOCI
Interest rate hedges (net of tax of $(114) and $(132), respectively)	$(213)	$(192)	Interest expense
Pension and post-retirement benefits:
Net prior service benefit amortization (net of tax of $(146) and $(308), respectively)	(236)	(493)	(1)
Net actuarial losses recognized during the year (net of tax of $1,231 and $5,762, respectively)	1,996	9,130	(1)
Prior service cost recognized during the curtailment (net of tax of $0 and $803, respectively)	—	1,272	(1)
Settlements (net of tax of $0 and $7,799, respectively)	—	12,357	(1)

	1,760	22,266
Unrealized loss on securities (net of tax of $(29) and $(19), respectively)	(2,148)	(1,372)	Investment income

Total reclassifications for the period	$(601)	$20,702

(1)	Pension and other post-retirement benefits AOCI components are included in the computation of net periodic benefit cost (refer to note 13 to the consolidated financial statements).

NOTE 4: SHARE-BASED COMPENSATION AND EQUITY

Dividends On the basis of amounts declared and paid quarterly, the annualized dividends per share were $1.15, $1.15 and $1.14 for the years ended December 31, 2014, 2013 and 2012, respectively.

Share-Based Compensation Cost The Company recognizes costs resulting from all share-based payment transactions based on the fair market value of the award as of the grant date. Awards are valued at fair value and compensation cost is recognized on a straight-line basis over the requisite periods of each award. The Company estimated forfeiture rates are based on historical experience. To cover the exercise and/or vesting of its share-based payments, the Company generally issues new shares from its authorized, unissued share pool. The number of common shares that may be issued pursuant to the Amended and Restated 1991 Equity and Performance Incentive Plan (as amended and restated as of February 12, 2014) (1991 Plan) was 9,126,005, of which 5,532,005 shares were available for issuance at December 31, 2014.

F.1-46

The following table summarizes the components of the Company’s employee and non-employee share-based compensation programs recognized as selling and administrative expense for the years ended December 31:

	2014	2013	2012
Stock options
Pre-tax compensation expense	$2,696	$6,032	$2,572
Tax benefit	(998)	(2,198)	(825)

Stock option expense, net of tax	$1,698	$3,834	$1,747

Restricted stock units
Pre-tax compensation expense	$6,075	$5,580	$5,741
Tax benefit	(1,887)	(1,672)	(1,809)

RSU expense, net of tax	$4,188	$3,908	$3,932

Performance shares
Pre-tax compensation expense	$12,494	$2,162	$4,425
Tax benefit	(4,237)	(768)	(1,602)

Performance share expense, net of tax	$8,257	$1,394	$2,823

Director deferred shares
Pre-tax compensation expense	$280	$1,158	$1,102
Tax benefit	(109)	(428)	(408)

Director deferred share expense, net of tax	$171	$730	$694

Total share-based compensation
Pre-tax compensation expense	$21,545	$14,932	$13,840
Tax benefit	(7,231)	(5,066)	(4,644)

Total share-based compensation, net of tax	$14,314	$9,866	$9,196

The following table summarizes information related to unrecognized share-based compensation costs as of December 31, 2014:

	Unrecognized Cost	Weighted- Average Period (years)
Stock options	$3,460	1.3
RSUs	9,099	1.8
Performance shares	11,528	1.7

	$24,087

Share-Based Compensation Awards

Stock options, RSUs, restricted shares and performance shares have been issued to officers and other management employees under the Company’s 1991 Plan.

F.1-47

Stock Options

Stock options generally vest after a one- to four-year period and have a maturity of ten years from the issuance date. Option exercise prices equal the closing price of the Company’s common shares on the date of grant. The estimated fair value of the options granted was calculated using a Black-Scholes option pricing model using the following assumptions:

	2014	2013	2012
Expected life (in years)	5	6	6-7
Weighted-average volatility	31%	38%	41%
Risk-free interest rate	1.47-1.66%	1.08-1.27%	0.83-1.39%
Expected dividend yield	3.59%	3.23-3.59%	3.08-3.23%

The Company uses historical data to estimate option exercise timing within the valuation model. Employees with similar historical exercise behavior with regard to timing and forfeiture rates are considered separately for valuation and attribution purposes. Expected volatility is based on historical volatility of the price of the Company’s common shares. The risk-free rate of interest is based on a zero-coupon U.S. government instrument over the expected life of the equity instrument. The expected dividend yield is based on actual dividends paid per share and the price of the Company’s common shares.

Options outstanding and exercisable as of December 31, 2014 and changes during the year ended were as follows:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
		(per share)	(in years)
Outstanding at January 1, 2014	1,954	$39.63
Expired or forfeited	(355)	$51.45
Exercised	(445)	$32.89
Granted	454	$34.20

Outstanding at December 31, 2014	1,608	$37.11	6	$2,277

Options exercisable at December 31, 2014	871	$40.17	3	$1,359
Options vested and expected to vest (2) at December 31, 2014	1,580	$37.19	6	$2,227

(1)	The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company’s closing share price on the last trading day of the year in 2014 and the exercise price, multiplied by the number of “in-the-money” options) that would have been received by the option holders had all option holders exercised their options on December 31, 2014. The amount of aggregate intrinsic value will change based on the fair market value of the Company’s common shares.
(2)	The expected to vest options are the result of applying the pre-vesting forfeiture rate assumption to total outstanding non-vested options.

The aggregate intrinsic value of options exercised for the years ended December 31, 2014, 2013 and 2012 was $2,149, $2,083 and $4,393, respectively. The weighted-average grant-date fair value of stock options granted for the years ended December 31, 2014, 2013 and 2012 was $6.75, $7.79 and $10.43, respectively. Total fair value of stock options vested during the years ended December 31, 2014, 2013 and 2012 was $1,769, $8,043 and $3,413, respectively. Exercise of options during the year ended December 31, 2014, 2013 and 2012 resulted in cash receipts of $14,607, $16,723 and $16,679, respectively.

F.1-48

Restricted Stock Units

Each RSU provides for the issuance of one common share of the Company at no cost to the holder and are granted to both employees and non-employee directors. RSUs for employees vest after a four- or seven-year period and for non-employee directors vest after one year. During the vesting period, employees are paid the cash equivalent of dividends on RSUs. Non-vested employee RSUs are forfeited upon termination unless the Board of Directors determines otherwise.

Non-vested RSUs outstanding as of December 31, 2014 and changes during the year ended were as follows:

	Number of Shares	Weighted- Average Grant-Date Fair Value
Non-vested at January 1, 2014	499	$32.28
Forfeited	(62)	$32.90
Vested	(134)	$32.72
Granted	350	$35.25

Non-vested at December 31, 2014	653	$33.72

(1)	The RSUs granted during the year ended December 31, 2014 include 35 thousand one-year RSUs to non-employee directors under the 1991 Plan. These RSUs have a weighted-average grant-date fair value of $39.35.

The weighted-average grant-date fair value of RSUs granted for the years ended December 31, 2014, 2013 and 2012 was $35.25, $30.14 and $35.16, respectively. The total fair value of RSUs vested during the years ended December 31, 2014, 2013 and 2012 was $4,394, $9,176 and $4,202, respectively.

Performance Shares

Performance shares are granted based on certain management objectives, as determined by the Board of Directors each year. Each performance share earned entitles the holder to one common share of the Company. The Company’s performance shares include performance objectives that vest and are calculated after a three-year period as well as performance objectives that vest proportionately over a three-year period which are calculated annually. No shares are granted unless certain management threshold objectives are met.

Non-vested performance shares outstanding as of December 31, 2014 and changes during the year ended were as follows:

	Number of Shares	Weighted- Average Grant- Date Fair Value
Non-vested at January 1, 2014 (1)	542	$37.10
Forfeited	(173)	$39.63
Granted (2)	778	$38.07

Non-vested at December 31, 2014	1,147	$37.38

(1)	Non-vested performance shares are based on a maximum potential payout. Actual shares granted at the end of the performance period may be less than the maximum potential payout level depending on achievement of performance share objectives. Performance shares are based on certain annual management objectives, as determined by the Board of Directors.

F.1-49

(2)	The maximum performance shares granted during the year ended December 31, 2014 include 439 thousand shares that vest proportionately over a three-year period and have a weighted-average grant-date fair value of $35.49.

The weighted-average grant-date fair value of performance shares granted for the years ended December 31, 2014, 2013 and 2012 was $38.07, $29.15 and $44.25, respectively. The total fair value of performance shares vested during the years ended December 31, 2014, 2013 and 2012 was $0, $1,090 and $2,521, respectively.

Director Deferred Shares

Deferred shares have been issued to non-employee directors under the 1991 Plan. Deferred shares provide for the issuance of one common share of the Company at no cost to the holder. Deferred shares vest in either a six- or twelve-month period and are issued at the end of the deferral period. During the vesting period and until the common shares are issued, non-employee directors are paid the cash equivalent of dividends on deferred shares.

As of December 31, 2014, there were 143 non-employee director deferred shares vested and outstanding. There were no deferred shares granted in 2014. The weighted-average grant-date fair value of deferred shares granted for the years ended December 31, 2013 and 2012 was $29.73 and $40.54, respectively. The aggregate intrinsic value of deferred shares released during the years ended December 31, 2014, 2013 and 2012 was $121, $1,023 and $247, respectively. Total fair value of deferred shares vested for the years ended December 31, 2014, 2013 and 2012 was $898, $1,090 and $979, respectively.

Other Non-employee Share-Based Compensation

In connection with the acquisition of Diebold Colombia, S.A., in December 2005, the Company issued warrants to purchase 35 thousand common shares with an exercise price of $46.00 per share and grant-date fair value of $14.66 per share. The grant-date fair value of the warrants was valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.45 percent, dividend yield of 1.63 percent, expected volatility of 30 percent, and contractual life of six years. The warrants will expire in December 2016.

NOTE 5: INCOME TAXES

The following table presents components of income (loss) from continuing operations before income taxes for the years ended December 31:

	2014	2013	2012
Domestic	$1,054	$(171,878)	$(37,910)
Foreign	169,535	52,071	148,805

Total	$170,589	$(119,807)	$110,895

F.1-50

The following table presents the components of income tax expense (benefit) from continuing operations for the years ended December 31:

	2014	2013	2012
Current
U.S. federal	$5,857	$10,453	$3,381
Foreign	61,414	59,481	39,185
State and local	723	3,231	2,006

Total current	67,994	73,165	44,572
Deferred
U.S. federal	(2,660)	(20,180)	(2,344)
Foreign	(9,387)	9,678	(13,159)
State and local	(2,377)	(5,948)	(844)

Total deferred	(14,424)	(16,450)	(16,347)

Income tax expense	$53,570	$56,715	$28,225

In addition to the income tax expense listed above for the years ended December 31, 2014, 2013 and 2012, income tax (benefit) expense allocated directly to shareholders equity for the same periods was $(38,545), $67,351 and $(8,909), respectively. Offsetting the income tax expense allocated directly to shareholders equity for the years ended December 31, 2014 and 2013 was a benefit of $9,227 and $9,049, respectively, related to current year movement in valuation allowance.

Income tax expense (benefit) attributable to income (loss) from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent to pretax income (loss) from continuing operations. The following table presents these differences for the years ended December 31:

	2014	2013	2012
Statutory tax expense (benefit)	$59,706	$(41,932)	$38,813
Brazil nontaxable incentive	(15,454)	(7,849)	(10,622)
Valuation allowance	9,458	43,884	1,609
Brazil tax goodwill amortization	(1,509)	(3,807)	(4,802)
Foreign tax rate differential	(14,853)	(12,432)	(14,332)
Foreign subsidiary earnings	14,621	59,460	10,648
Accrual adjustments	2,243	5,755	494
Non-deductible goodwill	—	5,189	—
FCPA provision, nondeductible portion	—	5,412	2,939
Other	(642)	3,035	3,478

Income tax expense	$53,570	$56,715	$28,225

In the second quarter of 2013, the Company recorded a valuation allowance for the Brazil manufacturing subsidiary due to a change in circumstances including lower profitability in core operations, lower anticipated taxable income and an unfavorable business outlook. The Company also changed its assertion regarding the indefinite reinvestment of foreign subsidiary earnings due primarily to forecasted cash needs within the United States and strategic decisions related to the Company’s capital structure. As a result, the Company recorded current and deferred tax expense (net of related foreign tax credits) due to the repatriation of earnings of approximately $55,000.

The Company recognizes the benefit of tax positions taken or expected to be taken in its tax returns in the consolidated financial statements when it is more likely than not that the position will be sustained upon examination by authorities. Recognized tax positions are measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement.

F.1-51

Details of the unrecognized tax benefits are as follows:

	2014	2013
Balance at January 1	$16,545	$13,178
Increases related to prior year tax positions	314	1,489
Increases related to current year tax positions	694	2,864
Settlements	(2,499)	—
Reduction due to lapse of applicable statute of limitations	(87)	(986)

Balance at December 31	$14,967	$16,545

The entire amount of unrecognized tax benefits, if recognized, would affect the Company’s effective tax rate.

The Company classifies interest expense and penalties related to the underpayment of income taxes in the consolidated financial statements as income tax expense. Consistent with the treatment of interest expense, the Company accrues interest income on overpayments of income taxes where applicable and classifies interest income as a reduction of income tax expense in the consolidated financial statements. As of December 31, 2014 and 2013, accrued interest and penalties related to unrecognized tax benefits totaled approximately $7,362 and $5,805, respectively.

It is reasonably possible that the total amount of unrecognized tax benefits will change during the next 12 months. The Company does not expect those changes to have a significant impact on its consolidated financial statements. The expected timing of payments cannot be determined with any degree of certainty.

As of December 31, 2014, the Company is under audit by the Internal Revenue Service (IRS) for tax years ended December 31, 2011, 2012 and 2013. During the year ended December 31, 2014, the IRS completed its examination of the Company’s U.S. federal income tax returns for the years 2008-2010 and issued a Revenue Agent’s Report (RAR). The net tax deficiency, excluding interest, associated with the RAR is $6,300 after net operating loss utilization. The Company appealed the findings in the RAR and a decision is expected in 2015. The Company believes it has adequately provided for any related uncertain tax positions. All federal tax years prior to 2005 are closed by statute. The Company is subject to tax examination in various U.S. state jurisdictions for tax years 2004 to the present, as well as various foreign jurisdictions for tax years 2006 to the present.

F.1-52

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31 are as follows:

	2014	2013
Deferred tax assets
Accrued expenses	$56,652	$56,704
Warranty accrual	35,601	25,943
Deferred compensation	15,751	14,839
Allowance for doubtful accounts	9,112	8,141
Inventories	14,057	11,253
Deferred revenue	12,460	14,795
Pension and post-retirement benefits	73,026	45,601
Tax credits	33,393	34,350
Net operating loss carryforwards	68,883	74,472
Capital loss carryforwards	—	2,295
State deferred taxes	17,393	13,489
Other	3,557	—

	339,885	301,882
Valuation allowance	(87,959)	(87,773)

Net deferred tax assets	$251,926	$214,109

Deferred tax liabilities
Property, plant and equipment	$18,316	$15,494
Goodwill and intangible assets	17,508	17,601
Partnership interest	13,105	13,170
Undistributed earnings	14,346	27,766
Other	—	1,130

Net deferred tax liabilities	63,275	75,161

Net deferred tax asset	$188,651	$138,948

Deferred income taxes reported in the consolidated balance sheets as of December 31 are as follows:

	2014	2013
Deferred income taxes – current assets	$110,999	$110,165
Deferred income taxes – long-term assets	86,544	39,461
Other current liabilities	(2,365)	(1,528)
Deferred income taxes – long-term liabilities	(6,527)	(9,150)

Net deferred tax asset	$188,651	$138,948

At December 31, 2014, the Company had foreign and state NOL carryforwards of $489,029, resulting in an NOL deferred tax asset of $68,883. Of these NOL carryforwards, $351,289 expire at various times between 2015 and 2035 and $137,740 does not expire. At December 31, 2014, the Company had a domestic foreign tax credit carryforward resulting in a deferred tax asset of $22,698 that will expire between 2019 and 2023 and a general business credit carryforward resulting in a deferred tax asset of $10,494 that will expire between 2030 and 2035.

The Company recorded a valuation allowance to reflect the estimated amount of certain foreign and state deferred tax assets that, more likely than not, will not be realized. The net change in total valuation allowance for the years ended December 31, 2014 and 2013 was an increase of $186 and $34,835, respectively. The 2013

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increase in valuation allowance is primarily attributable to recording valuation allowances for Brazil and Italy deferred tax assets, partially offset by the release of a valuation allowance for Switzerland deferred tax assets.

For the years ended December 31, 2014 and 2013, provisions were made for foreign withholding taxes and estimated U.S. income taxes, less available tax credits, which may be incurred upon the remittance of certain undistributed earnings in foreign subsidiaries and foreign unconsolidated affiliates. Provisions have not been made for income taxes on approximately $513,117 of undistributed earnings at December 31, 2014 in foreign subsidiaries and corporate joint ventures that are deemed permanently reinvested. Determination of the amount of unrecognized deferred income tax liabilities on these earnings is not practicable because such liability, if any, depends on certain circumstances existing if and when remittance occurs. A deferred tax liability will be recognized if and when the Company no longer plans to permanently reinvest these undistributed earnings.

NOTE 6: INVESTMENTS

The Company’s investments, primarily in Brazil, consist of certificates of deposit and U.S. dollar indexed bond funds that are classified as available-for-sale and stated at fair value based upon quoted market prices and net asset values, respectively. Unrealized gains and losses are recorded in AOCI. Realized gains and losses are recognized in investment income and are determined using the specific identification method. Realized gains from the sale of securities for the years ended December 31, 2014 and 2013 were $538 and $3,987, respectively. Proceeds from the sale of available-for-sale securities were $39,586 and $55,987 during the years ended December 31, 2014 and 2013, respectively.

The Company has deferred compensation plans that enable certain employees to defer receipt of a portion of their cash, 401(k) or share-based compensation and non-employee directors to defer receipt of director fees at the participants’ discretion. For deferred cash-based compensation, the Company established rabbi trusts (refer to note 13), which are recorded at fair value of the underlying securities within securities and other investments. The related deferred compensation liability is recorded at fair value within other long-term liabilities. Realized and unrealized gains and losses on marketable securities in the rabbi trusts are recognized in investment income.

The Company’s investments, excluding cash surrender value of insurance contracts of $73,854 and $72,214 as of December 31, 2014 and 2013, respectively, consist of the following:

	Cost Basis	Unrealized Gain/(Loss)	Fair Value
As of December 31, 2014
Short-term investments
Certificates of deposit	$136,653	$—	$136,653

Long-term investments
Assets held in a rabbi trust	$9,327	$444	$9,771

As of December 31, 2013
Short-term investments
Certificates of deposit	$215,010	$—	$215,010
U.S. dollar indexed bond funds	25,263	2,715	27,978

	$240,273	$2,715	$242,988

Long-term investments:
Assets held in a rabbi trust	$10,085	$292	$10,377

NOTE 7: FINANCE LEASE RECEIVABLES

The Company provides financing arrangements to customers purchasing its products. These financing arrangements are largely classified and accounted for as sales-type leases.

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The following table presents finance lease receivables sold by the Company for the years ended December 31:

	2014	2013	2012
Finance lease receivables sold	$21,958	$—	$50,225

The following table presents the components of finance lease receivables as of December 31:

	2014	2013
Gross minimum lease receivable	$161,241	$109,312
Allowance for credit losses	(385)	(439)
Estimated unguaranteed residual values	6,057	6,979

	166,913	115,852
Less:
Unearned interest income	(1,266)	(9,345)
Unearned residuals	(7,345)	(1,016)

	(8,611)	(10,361)

Total	$158,302	$105,491

Future minimum payments due from customers under finance lease receivables as of December 31, 2014 are as follows:

2015	$59,466
2016	56,226
2017	36,943
2018	4,521
2019	2,050
Thereafter	2,035

$161,241

NOTE 8: ALLOWANCE FOR CREDIT LOSSES

The following table summarizes the Company’s allowance for credit losses and amount of financing receivables evaluated for impairment:

	Finance Leases	Notes Receivable	Total
Allowance for credit losses
Balance at January 1, 2013	$525	$2,047	$2,572
Provision for credit losses	8	4,134	4,142
Recoveries	3	—	3
Write-offs	(97)	(2,047)	(2,144)

Balance at December 31, 2013	$439	$4,134	$4,573

Provision for credit losses	243	—	243
Write-offs	(297)	—	(297)

Balance at December 31, 2014	$385	$4,134	$4,519

The Company’s allowance of $4,519 and $4,573 for the years ended December 31, 2014 and 2013, respectively, all resulted from individual impairment evaluation. As of December 31, 2014, finance leases and

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notes receivables individually evaluated for impairment were $153,687 and $23,053, respectively. As of December 31, 2013, finance leases and notes receivables individually evaluated for impairment were $105,930 and $17,340, respectively. As of December 31, 2014 and 2013, the Company’s financing receivables in LA were $127,865 and $66,393, respectively. The increase related to customer financing arrangements within the Brazilian education ministry.

The Company records interest income and any fees or costs related to financing receivables using the effective interest method over the term of the lease or loan. The Company reviews the aging of its financing receivables to determine past due and delinquent accounts. Credit quality is reviewed at inception and is re-evaluated as needed based on customer specific circumstances. Receivable balances 60 days to 89 days past due are reviewed and may be placed on nonaccrual status based on customer-specific circumstances. Receivable balances are placed on nonaccrual status upon reaching greater than 89 days past due. Upon receipt of payment on nonaccrual financing receivables, interest income is recognized and accrual of interest is resumed once the account has been made current or the specific circumstances have been resolved.

As of December 31, 2014 and 2013, the recorded investment in past-due financing receivables on nonaccrual status was $2,182 and $1,670, respectively. The recorded investment in financing receivables past due 90 days or more and still accruing interest was $35 as of December 31, 2014. The recorded investment in impaired notes receivable was $4,134 as of December 31, 2014 and 2013 and was fully reserved.

The following table summarizes the Company’s aging of past-due notes receivable balances:

	December 31,
	2014	2013
30-59 days past due	$85	$85
60-89 days past due	—	—
> 89 days past due	1,518	—
Total past due	$1,603	$85

NOTE 9: INVENTORIES

The following table summarizes the major classes of inventories as of December 31:

	2014	2013
Finished goods	$197,429	$167,577
Service parts	125,570	132,508
Raw materials and work in process	82,174	76,377
Total inventories	$405,173	$376,462

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NOTE 10: PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment, at cost less accumulated depreciation and amortization as of December 31:

	Estimated Useful Life (years)	2014	2013
Land and land improvements	0-15	$7,044	$7,008
Buildings and building equipment	15	59,754	63,225
Machinery, tools and equipment	5-12	86,513	93,403
Leasehold improvements (1)	10	24,871	26,858
Computer equipment	3-5	57,859	79,719
Computer software	5-10	162,690	154,622
Furniture and fixtures	5-8	65,409	71,492
Tooling	3-5	94,571	85,560
Construction in progress		54,183	17,207

Total property plant and equipment, at cost		$612,894	$599,094
Less accumulated depreciation and amortization		443,388	438,199

Total property plant and equipment, net		$169,506	$160,895

(1)	The estimated useful life for leasehold improvements is the lesser of 10 years or the term of the lease.

During 2014, 2013 and 2012, depreciation expense, computed on a straight-line basis over the estimated useful lives of the related assets, was $48,202, $50,151 and $51,447, respectively.

The increase of construction in progress is due to the Company’s reinvestment of cost savings from the multi-year alignment strategy. This investment is primarily related to the implementation of an enterprise resource planning (ERP) system in the NA segment.

During 2013 and 2012, the Company recorded impairment charges of $2,017 and $7,835, respectively, related to its property, plant and equipment. Impairment charges in 2012 related primarily to the portion of the Company’s global ERP system. Previously capitalized software and software-related costs were impaired due to changes in the ERP implementation plan related to configuration and design.

NOTE 11: GOODWILL AND OTHER ASSETS

The changes in carrying amounts of goodwill within the Company’s segments are summarized as follows:

	NA	AP	EMEA	LA	Total
Goodwill	$112,176	$45,987	$168,714	$166,818	$493,695
Accumulated impairment losses	(13,171)	—	(168,714)	(38,859)	(220,744)

Balance at January 1, 2013	$99,005	$45,987	$—	$127,959	$272,951

Impairment loss	—	—	—	(70,000)	(70,000)
Currency translation adjustment	(147)	(4,680)	—	(18,296)	(23,123)

Goodwill	112,029	41,307	168,714	148,522	470,572
Accumulated impairment losses	(13,171)	—	(168,714)	(108,859)	(290,744)

Balance at December 31, 2013	$98,858	$41,307	$—	$39,663	$179,828

Divestiture	(1,600)	—	—	—	(1,600)
Currency translation adjustment	(179)	(1,271)	—	(4,804)	(6,254)

Goodwill	110,250	40,036	168,714	143,718	462,718
Accumulated impairment losses	(13,171)	—	(168,714)	(108,859)	(290,744)

Balance at December 31, 2014	$97,079	$40,036	$—	$34,859	$171,974

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Goodwill In the fourth quarter of 2014, goodwill was reviewed for impairment based on a two-step test, which resulted in no impairment in any of the Company’s reporting units. Management determined that the Brazil and AP reporting units had excess fair value of approximately $61,000 or 17 percent and approximately $114,200 or 39 percent, respectively, when compared to their carrying amounts. The Domestic and Canada and LA reporting units had excess fair value greater than 100 percent when compared to their carrying amounts. During 2014, NA had a reduction to goodwill of $1,600 relating to the sale of Eras.

During the third quarter of 2013, the Company performed an other-than-annual assessment for its Brazil reporting unit based on a two-step impairment test as a result of a reduced earnings outlook for the Brazil business unit. This was due to a deteriorating macro-economic outlook, structural changes to an auction-based purchasing environment and new competitors entering the market. The Company concluded that the goodwill within the Brazil reporting unit was partially impaired and recorded a $70,000 pre-tax, non-cash goodwill impairment charge. In the fourth quarter of 2013, the Brazil reporting unit was reviewed for impairment based on a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In addition, the remaining reporting units were reviewed based on a two-step test. These tests resulted in no additional impairment in any of the Company’s reporting units.

Other Assets Included in other assets are net capitalized computer software development costs of $36,260 and $40,235 as of December 31, 2014 and 2013, respectively. Amortization expense on capitalized software of $18,326, $20,889 and $18,833 was included in product cost of sales for 2014, 2013 and 2012, respectively. Other long-term assets also consist of patents, trademarks and other intangible assets. Where applicable, other assets are stated at cost and, if applicable, are amortized ratably over the relevant contract period or the estimated life of the assets. Fees to renew or extend the term of the Company’s intangible assets are expensed when incurred.

In August 2012, the Company acquired GAS Tecnologia (GAS), a Brazilian internet banking, online payment and mobile banking security company. At June 30, 2013, the Company finalized the purchase accounting with respect to opening balance sheet valuations. Goodwill and amortizable intangible assets resulting from the acquisition were approximately $26,003 and $16,000, respectively.

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value. For the year ended December 31, 2014, the Company recorded other asset-related impairment charges of $2,123 related to leased assets in which the carrying amount of the assets were not recoverable.

NOTE 12: DEBT

Outstanding debt balances were as follows:

	December 31,
	2014	2013
Notes payable – current
Uncommitted lines of credit	$24,750	$43,062
Other	825	729

	$25,575	$43,791

Long-term debt
Credit facility	$240,000	$239,000
Senior notes	225,000	225,000
Industrial development revenue bonds	11,900	11,900
Other	2,894	4,342

	$479,794	$480,242

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As of December 31, 2014, the Company had various short-term uncommitted lines of credit with borrowing limits of $139,942. The weighted-average interest rate on outstanding borrowings on the short-term uncommitted lines of credit as of December 31, 2014 and 2013 was 2.96 percent and 3.24 percent, respectively. The decrease in the weighted-average interest rate is attributable to the change in mix of borrowings in foreign entities. Short-term uncommitted lines mature in less than one year. The amount available under the short-term uncommitted lines at December 31, 2014 was $115,192.

In August 2014, the Company amended and extended its credit facility. As of December 31, 2014, the Company has increased its borrowing limits under its amended credit facility from $500,000 to $520,000. The amended credit facility expires in August 2019 and did not change any of the covenants related to the previous agreement. Under the terms of the amended credit facility agreement, the Company has the ability, subject to various approvals, to increase the borrowing limits by $250,000. Up to $50,000 of the revolving credit facility is available under a swing line sub-facility. The weighted-average interest rate on outstanding credit facility borrowings as of December 31, 2014 and 2013 was 1.69 percent and 1.36 percent, respectively, which is variable based on the LIBOR. The amount available under the amended credit facility as of December 31, 2014 was $280,000. The Company incurred $1,368 of fees related to its amended credit facility in 2014, which are amortized as a component of interest expense over the term of the facility.

In March 2006, the Company issued senior notes in an aggregate principal amount of $300,000 with a weighted-average fixed interest rate of 5.50 percent. The Company entered into a derivative transaction to hedge interest rate risk on $200,000 of the senior notes, which was treated as a cash flow hedge. This reduced the effective interest rate from 5.50 percent to 5.36 percent. The Company funded the repayment of $75,000 of the senior notes at maturity in March 2013 using borrowings under its revolving credit facility. The maturity dates of the remaining senior notes are staggered, with $175,000 and $50,000 due in 2016 and 2018, respectively.

Maturities of long-term debt as of December 31, 2014 are as follows:

Maturities of Long-Term Debt
2015	$—
2016	176,091
2017	13,230
2018	50,364
Thereafter	240,109

$479,794

Interest expense on the Company’s debt instruments for the years ended December 31, 2014, 2013 and 2012 was $22,417, $26,896 and $23,454, respectively.

In 1997, industrial development revenue bonds were issued on behalf of the Company. The proceeds from the bond issuances were used to construct new manufacturing facilities in the United States. The Company guaranteed the payments of principal and interest on the bonds by obtaining letters of credit. The bonds were issued with a 20-year original term and are scheduled to mature in 2017. Each industrial development revenue bond carries a variable interest rate, which is reset weekly by the remarketing agents. The weighted-average interest rate on the bonds was 0.27 percent and 0.36 percent as of December 31, 2014 and 2013, respectively. Interest expense on the bonds for the years ended December 31, 2014, 2013 and 2012 was $95, $96 and $88, respectively.

The Company’s financing agreements contain various restrictive financial covenants, including net debt to capitalization and net interest coverage ratios. As of December 31, 2014, the Company was in compliance with the financial and other covenants in its debt agreements.

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NOTE 13: BENEFIT PLANS

Qualified Pension Benefits The Company has pension plans covering certain U.S. employees that have been closed to new participants since July 2003. The Company’s funding policy for salaried plans is to contribute annually based on actuarial projections and applicable regulations. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. The Company’s funding policy for hourly plans is to make at least the minimum annual contributions required by applicable regulations. Employees of the Company’s operations in countries outside of the United States participate to varying degrees in local pension plans, which in the aggregate are not significant.

Supplemental Executive Retirement Benefits The Company has non-qualified pension plans to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant’s compensation, as defined.

During the first quarter of 2013, the Company recognized a curtailment loss of $1,159 within selling and administrative expense as a result of the termination of certain executives.

In July 2013, the Company’s board of directors approved the freezing of certain pension and supplemental executive retirement plan (SERP) benefits effective as of December 31, 2013 for U.S.-based salaried employees. The Company recognized the plan freeze in the three-month period ended September 30, 2013 as a curtailment, since it eliminates for a significant number of participants the accrual of defined benefits for all of their future services. The impact of the curtailment includes the one-time accelerated recognition of outstanding unamortized pre-tax prior service cost of $809 within selling and administrative expense and a pre-tax reduction in AOCI of $52,550, attributable to the decrease in long-term pension liabilities. This curtailment event triggered a re-measurement for the affected benefit plans as of July 31, 2013 using a discount rate of 5.06 percent. The re-measurement resulted in a further reduction of long-term pension liabilities and AOCI (pre-tax) related to the actuarial gain occurring during the year of $71,008.

In connection with the voluntary early retirement program in the fourth quarter of 2013, the Company recorded distributions of $138,482 of pension plan assets, of which $15,817 were paid to participants in 2014. Distributions were made via lump-sum payments out of plan assets to participants. These distributions resulted in a non-cash pension charge of $67,593 recognized in selling and administrative expense within the Company’s statement of operations. The non-cash pension charge included a $8,704 curtailment loss, a $20,156 settlement loss and $38,733 in special termination benefits. During the fourth quarter of 2012, $62,754 of pension plan assets were distributed to certain deferred terminated vested participants to settle certain salary plan liabilities, which resulted in $21,907 of additional pension expense recognized in selling and administrative expense within the Company’s statement of operations.

Other Benefits In addition to providing pension benefits, the Company provides post-retirement healthcare and life insurance benefits (referred to as other benefits) for certain retired employees. Eligible employees may be entitled to these benefits based upon years of service with the Company, age at retirement and collective bargaining agreements. Currently, the Company has made no commitments to increase these benefits for existing retirees or for employees who may become eligible for these benefits in the future. Currently there are no plan assets and the Company funds the benefits as the claims are paid. The post-retirement benefit obligation was determined by application of the terms of medical and life insurance plans together with relevant actuarial assumptions and healthcare cost trend rates.

F.1-60

The following tables set forth the change in benefit obligation, change in plan assets, funded status, consolidated balance sheet presentation and net periodic benefit cost for the Company’s defined benefit pension plans and other benefits at and for the years ended December 31:

	Pension Benefits		Other Benefits
	2014	2013	2014	2013
Change in benefit obligation
Benefit obligation at beginning of year	$468,945	$673,711	$13,085	$15,727
Service cost	2,924	11,616	—	—
Interest cost	22,999	27,597	627	628
Actuarial loss (gain)	112,611	(72,187)	1,909	(1,991)
Plan participant contributions	—	—	69	65
Medicare retiree drug subsidy reimbursements	—	—	190	215
Benefits paid	(29,476)	(26,185)	(1,383)	(1,559)
Curtailments	—	(45,858)	—	—
Settlements	—	(138,482)	—	—
Special termination benefits	—	38,733	—	—

Benefit obligation at end of year	$578,003	$468,945	$14,497	$13,085

Change in plan assets
Fair value of plan assets at beginning of year	$346,560	$473,097	$—	$—
Actual return on plan assets	37,499	34,560	—	—
Employer contributions	9,622	3,570	1,314	1,494
Plan participant contributions	—	—	69	65
Benefits paid	(29,476)	(26,185)	(1,383)	(1,559)
Settlements	—	(138,482)	—	—

Fair value of plan assets at end of year (1)	$364,205	$346,560	$—	$—

Funded status	$(213,798)	$(122,385)	$(14,497)	$(13,085)
Amounts recognized in balance sheets
Noncurrent assets	$—	$80	$—	$—
Current liabilities	3,478	4,456	1,361	1,482
Noncurrent liabilities (2)	210,320	118,010	13,136	11,604
Accumulated other comprehensive loss:
Unrecognized net actuarial loss (3)	(176,104)	(77,987)	(4,276)	(2,570)
Unrecognized prior service (cost) benefit (3)	(67)	80	220	446

Net amount recognized	$37,627	$44,479	$10,441	$10,962

Change in accumulated other comprehensive loss
Balance at beginning of year	$(77,906)	$(239,823)	$(2,123)	$(4,049)
Prior service credit recognized during the year	(156)	(313)	(226)	(488)
Net actuarial losses recognized during the year	3,025	14,469	202	423
Net actuarial (losses) gains occurring during the year	(101,134)	71,075	(1,909)	1,991
Prior service cost recognized due to curtailment	—	2,075	—	—
Net actuarial losses recognized due to curtailment	—	54,455	—	—
Settlements	—	20,156	—	—

Balance at end of year	$(176,171)	$(77,906)	$(4,056)	$(2,123)

(1)	The fair value of plan assets as of December 31, 2013 reflects distributions of $15,817 paid in 2014 related to the Company’s voluntary early retirement program.
(2)	Included in the consolidated balance sheets in pensions and other benefits and other post-retirement benefits are international plans.

F.1-61

(3)	Represents amounts in accumulated other comprehensive loss that have not yet been recognized as components of net periodic benefit cost.

	Pension Benefits			Other Benefits
	2014	2013	2012	2014	2013	2012
Components of net periodic benefit cost
Service cost	$2,924	$11,616	$11,446	$—	$—	$—
Interest cost	22,999	27,597	31,831	627	628	814
Expected return on plan assets	(25,798)	(35,746)	(40,821)	—	—	—
Amortization of prior service cost (1)	(156)	(313)	258	(226)	(488)	(517)
Recognized net actuarial loss	3,025	14,469	16,777	202	423	488
Curtailment loss	—	10,672	—	—	—	—
Settlement loss	—	20,156	21,907	—	—	—
Special termination benefits	—	38,733	—	—	—	—

Net periodic benefit cost	$2,994	$87,184	$41,398	$603	$563	$785

(1)	The annual amortization of prior service cost is determined as the increase in projected benefit obligation due to the plan change divided by the average remaining service period of participating employees expected to receive benefits under the plan.

The following table represents information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31:

	2014	2013
Projected benefit obligation	$578,003	$455,009
Accumulated benefit obligation	$577,639	$454,681
Fair value of plan assets	$364,205	$332,543

The following table represents the weighted-average assumptions used to determine benefit obligations at December 31:

	Pension Benefits		Other Benefits
	2014	2013	2014	2013
Discount rate	4.21%	5.09%	4.21%	5.09%
Rate of compensation increase	N/A	N/A	N/A	N/A

The following table represents the weighted-average assumptions used to determine periodic benefit cost at December 31:

	Pension Benefits		Other Benefits
	2014	2013	2014	2013
Discount rate	5.09%	4.21%	5.09%	4.21%
Expected long-term return on plan assets	7.95%	8.05%	N/A	N/A
Rate of compensation increase	N/A	3.25%	N/A	N/A

The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated) fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The expected long-term rate of return on plan assets is primarily determined using the plan’s current asset allocation and its expected rates of return based on a geometric averaging over 20 years. The Company also considers information provided by its investment consultant, a survey of other companies using a December 31 measurement date and the Company’s historical asset performance in determining the expected long-term rate of return. The rate of compensation increase assumptions reflects the Company’s long-term actual experience and future and near-term outlook.

F.1-62

During 2014, the Society of Actuaries released a series of updated mortality tables resulting from recent studies measuring mortality rates for various groups of individuals. As of December 31, 2014, the Company adopted these mortality tables, which reflect improved trends in longevity and have the effect of increasing the estimate of benefits to be received by plan participants.

The following table represents assumed healthcare cost trend rates at December 31:

	2014	2013
Healthcare cost trend rate assumed for next year	7.5%	7.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that rate reaches ultimate trend rate	2020	2019

The healthcare trend rates are reviewed based upon the results of actual claims experience. The Company used healthcare cost trends of 7.5 percent in both 2015 and 2014 decreasing to an ultimate trend of 5.0 percent in 2020 and 2019 for both medical and prescription drug benefits using the Society of Actuaries Long Term Trend Model with assumptions based on the 2008 Medicare Trustees’ projections. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans.

A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One- Percentage- Point Increase	One- Percentage- Point Decrease
Effect on total of service and interest cost	$34	$(32)
Effect on post-retirement benefit obligation	$928	$(836)

The Company has a pension investment policy designed to achieve an adequate funded status based on expected benefit payouts and to establish an asset allocation that will meet or exceed the return assumption while maintaining a prudent level of risk. The plans’ target asset allocation adjusts based on the plan’s funded status. As the funded status improves or declines, the debt security target allocation will increase and decrease, respectively. The Company utilizes the services of an outside consultant in performing asset / liability modeling, setting appropriate asset allocation targets along with selecting and monitoring professional investment managers.

The plan assets are invested in equity and fixed income securities, alternative assets and cash. Within the equities asset class, the investment policy provides for investments in a broad range of publicly-traded securities including both domestic and international stocks diversified by value, growth and cap size. Within the fixed income asset class, the investment policy provides for investments in a broad range of publicly-traded debt securities with a substantial portion allocated to a long duration strategy in order to partially offset interest rate risk relative to the plans’ liabilities. The alternative asset class includes investments in diversified strategies with a stable and proven track record and low correlation to the U.S. stock market.

F.1-63

The following table summarizes the Company’s target mix for these asset classes in 2015, which are readjusted at least quarterly within a defined range, and the Company’s actual pension plan asset allocation as of December 31, 2014 and 2013:

	Target Allocation Percentage	Actual Allocation Percentage
	2015	2014	2013
Equity securities	45%	45%	41%
Debt securities	40%	40%	33%
Real estate	5%	5%	8%
Other	10%	10%	18%

Total	100%	100%	100%

Assets are categorized into a three level hierarchy based upon the assumptions (inputs) used to determine the fair value of the assets.

Level 1 – Fair value of investments categorized as level 1 are determined based on period end closing prices in active markets. Mutual funds are valued at their net asset value (NAV) on the last day of the period.

Level 2 – Fair value of investments categorized as level 2 are determined based on the latest available ask price or latest trade price if listed. The fair value of unlisted securities is established by fund managers using the latest reported information for comparable securities and financial analysis. If the manager believes the fund is not capable of immediately realizing the fair value otherwise determined, the manager has the discretion to determine an appropriate value. Common collective trusts are valued at NAV on the last day of the period.

Level 3 – Fair value of investments categorized as level 3 represent the plan’s interest in private equity, hedge and property funds. The fair value for these assets is determined based on the NAV as reported by the underlying investment managers.

The following table summarizes the fair value of the Company’s plan assets as of December 31, 2014:

	Fair Value	Level 1	Level 2	Level 3
Cash and other	$3,883	$3,883	$—	$—
Mutual funds:
Balanced fund	15,291	15,291	—	—
Equity securities:
U.S. mid cap value	13,949	13,949	—	—
U.S. small cap core	18,477	18,477	—	—
International developed markets	33,875	33,875	—	—
Fixed income securities:
U.S. corporate bonds	51,671	—	51,671	—
International corporate bonds	217	—	217	—
U.S. government	1,948	—	1,948	—
Other fixed income	271	—	271	—
Emerging markets	16,730	—	16,730	—
Common collective trusts:
Real estate (a)	16,768	—	—	16,768
Other (b)	153,753	—	153,753	—
Alternative investments:
Multi-strategy hedge funds (c)	16,593	—	—	16,593
Private equity funds (d)	20,779	—	—	20,779

Fair value of plan assets at end of year	$364,205	$85,475	$224,590	$54,140

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The following table summarizes the fair value of the Company’s plan assets as of December 31, 2013:

	Fair Value	Level 1	Level 2	Level 3
Cash and other	$20,884	$20,884	$—	$—
Mutual funds:
Balanced fund	13,477	13,477	—	—
Equity securities:
U.S. mid cap value	12,325	12,325	—	—
U.S. small cap core	15,368	15,368	—	—
International developed markets	30,327	30,327	—	—
Fixed income securities:
U.S. corporate bonds	37,414	—	37,414	—
International corporate bonds	850	—	850	—
U.S. government	3,358	—	3,358	—
Other fixed income	893	—	893	—
Emerging markets	14,335	—	14,335	—
Common collective trusts:
Real estate (a)	29,162	—	—	29,162
Other (b)	139,720	—	139,720	—
Alternative investments:
Multi-strategy hedge funds (c)	22,637	—	—	22,637
Private equity funds (d)	21,627	—	—	21,627

Fair value of plan assets at end of year, prior to reduction for anticipated distributions	$362,377	$92,381	$196,570	$73,426

Distributions paid in 2014	(15,817)

Fair value of plan assets at end of year	$346,560

(a)	Real estate common collective trust The objective of the real estate common collective trust (CCT) is to achieve long-term returns through investments in a broadly diversified portfolio of improved properties with stabilized occupancies. As of December 31, 2014, investments in this CCT included approximately 44 percent office, 21 percent residential, 24 percent retail and 11 percent industrial, cash and other. As of December 31, 2013 investments in this CCT included approximately 45 percent office, 23 percent residential, 18 percent retail and 14 percent industrial, cash and other. Investments in the real estate CCT can be redeemed once per quarter subject to available cash, with a 45-day notice.
(b)	Other common collective trusts At December 31, 2014, approximately 58 percent of the other CCTs are invested in fixed income securities including approximately 27 percent in mortgage-backed securities, 47 percent in corporate bonds and 26 percent in U.S. Treasury and other. Approximately 42 percent of the other CCTs at December 31, 2014 are invested in Russell 1000 Fund large cap index funds. At December 31, 2013, approximately 54 percent of the other CCTs are invested in fixed-income securities including approximately 29 percent in mortgage-backed securities, 42 percent in corporate bonds and 29 percent in U.S. Treasury and other. Approximately 46 percent of the other CCTs at December 31, 2013 are invested in Russell 1000 Fund large cap index funds. Investments in fixed-income securities can be redeemed daily.
(c)	Multi-strategy hedge funds The objective of the multi-strategy hedge funds is to diversify risks and reduce volatility. At December 31, 2014 and 2013, investments in this class include approximately 44 percent and 35 percent long/short equity, respectively, 44 percent and 45 percent arbitrage and event investments, respectively, and 10 percent and 20 percent in directional trading, fixed income and other, respectively. Investments in the multi-strategy hedge fund can be redeemed semi-annually with a 95-day notice.
(d)

Private equity funds The objective of the private equity funds is to achieve long-term returns through investments in a diversified portfolio of private equity limited partnerships that offer a variety of investment strategies, targeting low volatility and low correlation to traditional asset classes. As of December 31, 2014 and 2013, investments in these private equity funds include approximately 50 percent, in both years, in

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buyout private equity funds that usually invest in mature companies with established business plans, 25 percent in both years, in special situations private equity and debt funds that focus on niche investment strategies and 25 percent in both years, in venture private equity funds that invest in early development or expansion of business. Investments in the private equity fund can be redeemed only with written consent from the general partner, which may or may not be granted. At December 31, 2014 and 2013, the Company had unfunded commitments of underlying funds of $5,529 in both years.

The following table summarizes the changes in fair value of level 3 assets for the years ended December 31:

	2014	2013
Balance, January 1	$73,426	$76,883
Dispositions	(26,167)	(12,850)
Realized and unrealized gain, net	6,881	9,393

Balance, December 31	$54,140	$73,426

The following table represents the amortization amounts expected to be recognized during 2015:

	Pension Benefits	Other Benefits
Amount of net prior service credit	$7	$(159)
Amount of net loss	$6,514	$326

The Company contributed $9,622 to its pension plans, including contributions to the nonqualified plan, and $1,314 to its other post-retirement benefit plan during the year ended December 31, 2014. The Company expects to contribute $18,648 to its pension plans, including the nonqualified plan, and $1,533 to its other post-retirement benefit plan during the year ending December 31, 2015. The following benefit payments, which reflect expected future service, are expected to be paid:

	Pension Benefits	Other Benefits	Other Benefits after Medicare Part D Subsidy
2015	$26,830	$1,533	$1,390
2016	$27,071	$1,505	$1,366
2017	$27,366	$1,473	$1,337
2018	$27,967	$1,425	$1,294
2019	$28,439	$1,367	$1,241
2020-2024	$152,422	$5,936	$5,399

Retirement Savings Plan The Company offers employee 401(k) savings plans (Savings Plans) to encourage eligible employees to save on a regular basis by payroll deductions. Effective July 1, 2003, a new enhanced benefit to the Savings Plans was effective in lieu of participation in the pension plan for salaried employees. The following table represents the Company’s basic match percentage on participant qualified contributions up to a percentage of their compensation:

	Employees hired prior to July 1, 2003	Employees hired on or after July 1, 2003
Effective January 1, 2012 – December 31, 2013	30% of first 6%	60% of first 6%
Effective January 1, 2014 – December 31, 2014	60% of first 6%	60% of first 6%

The Company match is determined by the Board of Directors and evaluated at least annually. Total Company match was $8,738, $7,667 and $8,357 for the years ended December 31, 2014, 2013 and 2012,

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respectively. Effective December 31, 2013, the salaried pension plan benefits were frozen and therefore all participants in the Savings Plan began receiving the equal Company basic match percentages in January 2014.

Deferred Compensation Plans The Company has deferred compensation plans that enable certain employees to defer receipt of a portion of their cash bonus, 401(k) or share-based compensation and non-employee directors to defer receipt of director fees at the participants’ discretion. For deferred cash-based compensation and 401(k), the Company established rabbi trusts which are recorded at fair value of the underlying securities within securities and other investments. The related deferred compensation liabilities are recorded at fair value within other long-term liabilities. Realized and unrealized gains and losses on marketable securities in the rabbi trusts are recognized in investment income with corresponding changes in the Company’s deferred compensation obligation recorded as compensation cost within selling and administrative expense.

NOTE 14: LEASES

The Company’s future minimum lease payments due under non-cancellable operating leases for real estate, vehicles and other equipment at December 31, 2014 are as follows:

	Total	Real Estate	Vehicles and Equipment (a)
2015	$44,790	$30,233	$14,557
2016	33,978	25,892	8,086
2017	23,609	19,205	4,404
2018	16,483	14,725	1,758
2019	13,785	13,004	781
Thereafter	16,638	16,148	490

	$149,283	$119,207	$30,076

(a)	The Company leases vehicles with contractual terms of 36 to 60 months that are cancellable after 12 months without penalty. Future minimum lease payments reflect only the minimum payments during the initial 12-month non-cancellable term.

Under lease agreements that contain escalating rent provisions, lease expense is recorded on a straight-line basis over the lease term. Rental expense under all lease agreements amounted to $72,164, $75,348 and $74,849 for the years ended December 31, 2014, 2013 and 2012, respectively.

NOTE 15: GUARANTEES AND PRODUCT WARRANTIES

In 1997, industrial development revenue bonds were issued on behalf of the Company. The Company guaranteed repayment of the bonds (refer to note 12) by obtaining letters of credit. The carrying value of the bonds was $11,900 as of December 31, 2014 and 2013.

The Company provides its global operations guarantees and standby letters of credit through various financial institutions to suppliers, customers, regulatory agencies and insurance providers. If the Company is not able to make payment, the suppliers, customers, regulatory agencies and insurance providers may draw on the pertinent bank. At December 31, 2014, the maximum future contractual obligations relative to these various guarantees totaled $111,101, of which $27,985 represented standby letters of credit to insurance providers, and no associated liability was recorded. At December 31, 2013, the maximum future payment obligations relative to these various guarantees totaled $87,104, of which $26,035 represented standby letters of credit to insurance providers, and no associated liability was recorded.

The Company provides its customers a standard manufacturer’s warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts.

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Changes in the Company’s warranty liability balance are illustrated in the following table:

	2014	2013
Balance at January 1	$83,199	$81,751
Current period accruals (1)	81,316	58,736
Current period settlements	(51,167)	(57,288)

Balance at December 31	$113,348	$83,199

(1)	Includes the impact of foreign exchange rate fluctuations.

NOTE 16: COMMITMENTS AND CONTINGENCIES

Contractual Obligation

At December 31, 2014, the Company had purchase commitments due within one year totaling $3,616 for materials through contract manufacturing agreements at negotiated prices. The amounts purchased under these obligations totaled $11,869 in 2014.

Indirect Tax Contingencies

The Company accrues non income-tax liabilities for indirect tax matters when management believes that a loss is probable and the amounts can be reasonably estimated, while contingent gains are recognized only when realized. In the event any losses are sustained in excess of accruals, they are charged against income. In evaluating indirect tax matters, management takes into consideration factors such as historical experience with matters of similar nature, specific facts and circumstances, and the likelihood of prevailing. Management evaluates and updates accruals as matters progress over time. It is reasonably possible that some of the matters for which accruals have not been established could be decided unfavorably to the Company and could require recognizing future expenditures. Also, statutes of limitations could expire without the Company paying the taxes for matters for which accruals have been established, which could result in the recognition of future gains upon reversal of these accruals at that time.

At December 31, 2014, the Company was a party to several routine indirect tax claims from various taxing authorities globally that were incurred in the normal course of business, none of which individually or in the aggregate is considered material by management in relation to the Company’s financial position or results of operations. In management’s opinion, the consolidated financial statements would not be materially affected by the outcome of these indirect tax claims and/or proceedings or asserted claims.

In addition to these routine indirect tax matters, the Company was a party to the proceedings described below:

In August 2012, one of the Company’s Brazilian subsidiaries was notified of a tax assessment of approximately R$270,000, including penalties and interest, regarding certain Brazilian federal indirect taxes (Industrialized Products Tax, Import Tax, Programa de Integração Social and Contribution to Social Security Financing) for 2008 and 2009. The assessment alleges improper importation of certain components into Brazil’s free trade zone that would nullify certain indirect tax incentives. On September 10, 2012, the Company filed its administrative defenses with the tax authorities. This proceeding is currently pending an administrative level decision, which could negatively impact Brazilian federal indirect taxes in other years that remain open under statute. It is reasonably possible that the Company could be required to pay taxes, penalties and interest related to this matter, which could be material to the Company’s consolidated financial statements.

In response to an order by the administrative court, the tax inspector provided further analysis with respect to the initial assessment in December 2013, which has now been accepted by the initial administrative court, that indicates a potential exposure that is significantly lower than the initial tax assessment received in August 2012.

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However, this matter remains subject to ongoing administrative proceedings and appeals. Accordingly, the Company cannot provide any assurance that its exposure pursuant to the initial assessment will be lowered significantly or at all. The Company continues to defend itself in the administrative proceedings.

In connection with the Brazilian indirect tax assessment, in May 2013, the SEC requested that the Company retain certain documents and produce certain records relating to the assessment, to which the Company complied. However, in September 2014, the Company was notified by the SEC that it had closed its inquiry relating to the assessment.

In addition, the Company is challenging customs rulings in Thailand seeking to retroactively collect customs duties on previous imports of ATMs. Management believes that the customs authority’s attempt to retroactively assess customs duties is in contravention of World Trade Organization agreements and, accordingly, is challenging the rulings. The matters are currently in the appeals process and management continues to believe that the Company has a valid legal position in these appeals. Accordingly, the Company has not accrued any amount for this contingency; however, the Company cannot provide any assurance that it will not ultimately be subject to a retroactive assessment.

At December 31, 2014 and 2013, the Company had an accrual of approximately $12,500 and $20,750, respectively, related to the Brazilian indirect tax matter disclosed above. The reduction in the accrual is due to the expiration of the statute of limitations related to years subject to audit and foreign currency fluctuations.

A loss contingency is reasonably possible if it has a more than remote but less than probable chance of occurring. Although management believes the Company has valid defenses with respect to its indirect tax positions, it is reasonably possible that a loss could occur in excess of the estimated accrual, for which the Company estimated the aggregate risk at December 31, 2014 to be up to approximately $229,700 for its material indirect tax matters, of which approximately $175,600 and $26,000, respectively, relates to the Brazilian indirect tax matter and Thailand customs matter disclosed above. The aggregate risk related to indirect taxes is adjusted as the applicable statutes of limitations expire.

Legal Contingencies

At December 31, 2014, the Company was a party to several lawsuits that were incurred in the normal course of business, none of which individually or in the aggregate is considered material by management in relation to the Company’s financial position or results of operations. In addition, the Company has indemnification obligations with certain former employees, and costs associated with these indemnifications are expensed as incurred. In management’s opinion, the Company’s consolidated financial statements would not be materially affected by the outcome of these legal proceedings, commitments or asserted claims.

NOTE 17: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company uses derivatives to mitigate the economic consequences associated with the fluctuations in currencies and interest rates. The Company records all derivative instruments on the balance sheet at fair value and the changes in the fair value are recognized in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows derivative gains and losses to be reflected in the statement of operations or AOCI together with the hedged exposure, and requires that the Company formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

Gains or losses associated with ineffectiveness are reported currently in earnings. The Company does not enter into any speculative positions with regard to derivative instruments.

The Company periodically evaluates its monetary asset and liability positions denominated in foreign currencies. The impact of the Company’s and the counterparties’ credit risk on the fair value of the contracts is

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considered as well as the ability of each party to execute its obligations under the contract. The Company generally uses investment grade financial counterparties in these transactions and believes that the resulting credit risk under these hedging strategies is not significant.

Foreign Exchange

Net Investment Hedges The Company has international subsidiaries with net balance sheet positions that generate cumulative translation adjustments within AOCI. The Company uses derivatives to manage potential changes in value of its net investments in LA. The Company uses the forward-to-forward method for its quarterly retrospective and prospective assessments of hedge effectiveness. No ineffectiveness results if the notional amount of the derivative matches the portion of the net investment designated as being hedged because the Company uses derivative instruments with underlying exchange rates consistent with its functional currency and the functional currency of the hedged net investment. Changes in value that are deemed effective are reflected in AOCI until complete liquidation of the subsidiary, when they would be reclassified to income together with the gain or loss on the entire investment. The fair value of the Company’s net investment hedge contracts was $1,221 and $313 as of December 31, 2014 and 2013, respectively. The gain recognized in AOCI on net investment hedge contracts was $788 and $4,563 for the years ended December 31, 2014 and 2013, respectively.

Non-Designated Hedges A substantial portion of the Company’s operations and revenues are international. As a result, changes in foreign exchange rates can create substantial foreign exchange gains and losses from the revaluation of non-functional currency monetary assets and liabilities. The Company’s policy allows the use of foreign exchange forward contracts with maturities of up to 24 months to mitigate the impact of currency fluctuations on those foreign currency asset and liability balances. The Company elected not to apply hedge accounting to its foreign exchange forward contracts. Thus, spot-based gains/losses offset revaluation gains/losses within foreign exchange loss, net and forward-based gains/losses represent interest expense. The fair value of the Company’s non-designated foreign exchange forward contracts was $776 and $705 as of December 31, 2014 and 2013, respectively.

The following table summarizes the gain (loss) recognized on non-designated foreign exchange derivative instruments for the years ended December 31:

	2014	2013
Interest expense	$(6,291)	$(6,406)
Foreign exchange gain, net	21,100	10,900

Total	$14,809	$4,494

Interest Rate

Cash Flow Hedges The Company has variable rate debt and is subject to fluctuations in interest related cash flows due to changes in market interest rates. The Company’s policy allows derivative instruments designated as cash flow hedges that fix a portion of future variable-rate interest expense. As of December 31, 2014, the Company has two pay-fixed receive-variable interest rate swaps, with a notional amount totaling $50,000, to hedge against changes in the LIBOR benchmark interest rate on a portion of the Company’s LIBOR-based borrowings. Changes in value that are deemed effective are accumulated in AOCI and reclassified to interest expense when the hedged interest is accrued. To the extent that it becomes probable that the Company’s variable rate borrowings will not occur, the gains or losses on the related cash flow hedges will be reclassified from AOCI to interest expense. The fair value of the Company’s interest rate contracts was $(1,212) and $(2,351) as of December 31, 2014 and 2013, respectively.

In December 2005 and January 2006, the Company executed cash flow hedges by entering into receive-variable and pay-fixed interest rate swaps, with a total notional amount of $200,000, related to the senior notes issuance in March 2006. Amounts previously recorded in AOCI related to the pre-issuance cash flow hedges will continue to be reclassified to income on a straight-line basis through February 2016.

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The gain recognized on designated cash flow hedge derivative instruments for the years ended December 31, 2014 and 2013 were $1,093 and $1,181, respectively. Gains and losses related to interest rate contracts are reclassified from AOCI are recorded in interest expense on the statement of operations. The Company anticipates reclassifying $906 from other comprehensive income to interest expense within the next 12 months.

NOTE 18: RESTRUCTURING AND OTHER CHARGES

The following table summarizes the impact of Company’s restructuring charges (accrual adjustments) on the consolidated statements of operations for the years ended December 31:

	2014	2013	2012
Cost of sales – services	$601	$27,107	$6,226
Cost of sales – products	1,398	1,256	(1,849)
Selling and administrative expense	13	22,561	9,037
Research, development and engineering expense	9,860	6,091	1,827

Total	$11,872	$57,015	$15,241

The following table summarizes the Company’s restructuring charges (accrual adjustments) by reporting segment for the years ended December 31:

	2014	2013	2012
Severance
NA	$4,358	$46,582	$10,773
AP	434	1,986	326
EMEA	511	1,231	(276)
LA	6,569	4,088	4,062
Total Severance	11,872	53,887	14,885

Other
NA	—	1,988	—
AP	—	573	(20)
EMEA	—	567	376

Total Other	—	3,128	356

Total	$11,872	$57,015	$15,241

During the first quarter of 2013, the Company announced a multi-year realignment plan. Certain aspects of this plan were previously disclosed under the Company’s global realignment plan and global shared services plan. This multi-year realignment focuses on globalizing the Company’s service organization and creating a unified center-led global organization for research and development, as well as transforming the Company’s general and administrative cost structure. Restructuring charges of $11,872, $57,015 and $15,241 for the years ended December 31, 2014, 2013 and 2012, respectively, related to the Company’s multi-year realignment plan. Restructuring charges of $31,282 in 2013 related to severance as part of the voluntary early retirement program elected by approximately 800 participants. Also included were charges related to realignment of resources and certain international facilities to better support opportunities in target markets and leverage software-led services technology to support customers in efforts to optimize overall operational performance. As of December 31, 2014, the Company anticipates additional restructuring costs of $5,000 to $7,000 to be incurred through the end of 2015, primarily within NA and EMEA, along with the realignment of LA and Brazil announced in January 2015. Further details regarding the Company’s realignment of LA and Brazil appear in note 20. As of December 31, 2014, the restructuring accrual balance consists of only severance restructuring activities. As management finalizes certain aspects of the realignment plan, the anticipated future costs related to this plan are subject to change.

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The following table summarizes the Company’s cumulative total restructuring costs for the multi-year realignment plan as of December 31, 2014:

	Severance	Other	Total
Cumulative total restructuring costs for the multi-year realignment plan
NA	$61,713	$1,988	$63,701
AP	2,746	553	3,299
EMEA	1,466	943	2,409
LA	14,719	—	14,719
Total	$80,644	$3,484	$84,128

The following table summarizes the Company’s restructuring accrual balances and related activity:

Balance at January 1, 2012	$10,136
Liabilities incurred	15,241
Liabilities paid/settled	(13,533)

Balance at December 31, 2012	$11,844
Liabilities incurred	57,015
Liabilities paid/settled	(33,570)

Balance at December 31, 2013	$35,289
Liabilities incurred	11,872
Liabilities paid/settled	(39,315)

Balance at December 31, 2014	$7,846

Other Charges

Other charges consist of items that the Company has determined are non-routine in nature and are not expected to recur in future operations. Net non-routine income (expenses) of $12,486, $(127,931) and $(42,133) impacted the years ended December 31, 2014, 2013 and 2012, respectively.

Net non-routine income for the year ended December 31, 2014 related primarily to a $13,709 pre-tax gain from the sale of the Eras, recognized in gain on sale of assets, net within the consolidated statements of operations, and $5,821 pre-tax recovery related to indirect taxes in Brazil, within products cost of sales. These gains were partially offset by legal, indemnification and professional fees paid by the Company in connection with ongoing obligations related to a prior settlement recorded within selling and administrative expense.

Net non-routine expenses for 2013 included a $67,593 non-cash pension charge (refer to note 13), additional losses of $28,000 related to the settlement of the FCPA investigation, $17,245 related to settlement of the securities class action, and $9,300 for executive severance costs. These non-routine charges were recorded within selling and administrative expense.

Net non-routine expenses for 2012 included $21,907 related to early pension buy-out payments made to certain deferred terminated vested participants (refer to note 13) and estimated losses of $16,750 related to the FCPA investigation and were recorded within selling and administrative expense.

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NOTE 19: FAIR VALUE OF ASSETS AND LIABILITIES

Refer to note 1 for the Company’s accounting policies related to fair value accounting. Refer to note 13 for assets held in the Company’s defined pension plans, which are measured at fair value. Assets and liabilities subject to fair value measurement are as follows:

	December 31, 2014			December 31, 2013
		Fair Value Measurements Using			Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Fair Value	Level 1	Level 2
Assets
Short-term investments
Certificates of deposit	$136,653	$136,653	$—	$215,010	$215,010	$—
U.S. dollar indexed bond funds	—	—	—	27,978	—	27,978
Assets held in rabbi trusts	9,771	9,771	—	10,377	10,377	—
Foreign exchange forward contracts	2,964	—	2,964	1,382	—	1,382

Total	$149,388	$146,424	$2,964	$254,747	$225,387	$29,360

Liabilities
Deferred compensation	$9,771	$9,771	$—	$10,377	$10,377	$—
Foreign exchange forward contracts	967	—	967	364	—	364
Interest rate swaps	1,212	—	1,212	2,351	—	2,351

Total	$11,950	$9,771	$2,179	$13,092	$10,377	$2,715

During the years ended December 31, 2014 and 2013, there were no transfers between levels.

The fair value and carrying value of the Company’s debt instruments are summarized as follows:

	December 31, 2014		December 31, 2013
	Fair Value	Carrying Value	Fair Value	Carrying Value
Notes payable	$25,575	$25,575	$43,791	$43,791
Long-term debt	483,621	479,794	489,499	480,242

Total debt instruments	$509,196	$505,369	$533,290	$524,033

NOTE 20: SEGMENT INFORMATION

The Company considers its operating structure and the information subject to regular review by its President and Chief Executive Officer, who is the Chief Operating Decision Maker (CODM), to identify reportable operating segments. The CODM makes decisions, allocates resources and assesses performance by the following regions, which are also the Company’s four reportable operating segments: NA, AP, EMEA and LA. The four geographic segments sell and service FSS and security systems around the globe, as well as elections, lottery and information technology solutions in Brazil other, through wholly-owned subsidiaries, majority-owned joint ventures and independent distributors in most major countries. In January 2015, the Company announced the realignment of its Brazil and LA businesses to drive greater efficiency and further improve customer service. The Company reported results from its LA and Brazil operations under one single reportable operating segment and reclassified comparative periods for consistency. The presentation of comparative periods also reflects the reclassification of certain global expenses from segment operating profit to corporate charges not allocated to segments due to the 2015 realignment activities.

Certain information not routinely used in the management of the segments, information not allocated back to the segments or information that is impractical to report is not shown. Segment operating profit is defined as

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revenues less expenses identifiable to the segments. Segment operating income reconciles to consolidated income (loss) from continuing operations before income taxes by deducting corporate costs and other income or expense items that are not attributed to the segments. Further details regarding the Company’s net non-routine income (expense) appear in note 18. Total assets are not allocated to segments and are not included in the assessment of segment performance and therefore are excluded from the segment information disclosed below.

The following tables represent information regarding the Company’s segment information and provides a reconciliation between segment operating profit (loss) and the consolidated income (loss) from continuing operations before income taxes for the years ended December 31:

	2014	2013	2012
Revenue summary by segment
NA	$1,407,707	$1,415,050	$1,590,532
AP	500,285	479,129	427,542
EMEA	421,141	362,167	325,489
LA	721,920	601,145	648,130
Total customer revenues	$3,051,053	$2,857,491	$2,991,693

Intersegment revenues
NA	$68,414	$76,306	$57,240
AP	85,395	99,268	113,116
EMEA	56,582	46,011	43,204
LA	556	—	—

Total intersegment revenues	$210,947	$221,585	$213,560

Segment operating profit
NA	$282,260	$255,043	$298,951
AP	66,394	62,760	62,414
EMEA	61,388	44,029	28,433
LA	68,737	41,539	47,776
Total segment operating profit	$478,779	$403,371	$437,574

Corporate charges not allocated to segments (1)	(296,323)	(264,668)	(262,988)
Impairment of assets	(2,123)	(72,017)	(15,783)
Restructuring charges	(11,872)	(57,015)	(15,241)
Net non-routine income (expense)	12,486	(127,931)	(42,133)

	(297,832)	(521,631)	(336,145)

Operating profit (loss)	$180,947	$(118,260)	$101,429
Other income (expense)	(10,358)	(1,547)	9,466

Income (loss) from continuing operations before taxes	$170,589	$(119,807)	$110,895

(1)	Corporate charges not allocated to segments include headquarter based costs associated with manufacturing administration, procurement, human resources, compensation and benefits, finance and accounting, global development/engineering, global strategy/mergers and acquisitions, global information technology, tax, treasury and legal.

F.1-74

	2014	2013	2012
Segment depreciation and amortization expense
NA	$9,276	$12,240	$14,591
AP	7,748	7,710	6,520
EMEA	4,042	3,724	5,042
LA	11,994	11,593	11,823
Total segment depreciation and amortization expense	33,060	35,267	37,976
Corporate depreciation and amortization expense	41,012	47,327	40,668

Total depreciation and amortization expense	$74,072	$82,594	$78,644

	2014	2013
Segment property, plant and equipment, at cost
NA	$128,755	$137,669
AP	46,876	46,117
EMEA	38,228	40,715
LA	78,730	89,618
Total segment property, plant and equipment, at cost	292,589	314,119
Corporate property plant and equipment, at cost, not allocated to segments	320,305	284,975

Total property, plant and equipment, at cost	$612,894	$599,094

The following table presents information regarding the Company’s revenue by service and product solution:

	2014	2013	2012
Revenue summary by service and product solution
Financial self-service:
Services	$1,220,514	$1,188,937	$1,199,325
Products	977,340	977,632	1,069,872

Total financial self-service	2,197,854	2,166,569	2,269,197
Security:
Services	417,112	448,123	427,007
Products	210,931	170,766	196,630

Total security	628,043	618,889	623,637

Total financial self-service & security	2,825,897	2,785,458	2,892,834
Brazil other	225,156	72,033	98,859

	$3,051,053	$2,857,491	$2,991,693

The Company had no customers that accounted for more than 10 percent of total net sales in 2014, 2013 and 2012.

NOTE 21: DISCONTINUED OPERATIONS

Included in loss from discontinued operations in 2012 was the realization of the currency translation adjustment balance on the Company’s liquidated EMEA-based security business, which was discontinued in 2008.

F.1-75

NOTE 22: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents selected unaudited quarterly financial information for the years ended December 31:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2014	2013	2014	2013	2014	2013	2014	2013
Net sales	$688,293	$633,511	$733,457	$707,113	$768,031	$705,424	$861,272	$811,443
Gross profit	164,133	130,014	186,795	157,416	200,583	172,805	227,839	180,121

Net income (loss)	4,876	(13,882)	43,131	(103,852)	34,955	(20,204)	34,057	(38,584)
Net (loss) income attributable to noncontrolling interests	(4,930)	(436)	1,496	1,183	1,935	1,486	4,101	2,850

Net income (loss) attributable to Diebold, Incorporated	$9,806	$(13,446)	$41,635	$(105,035)	$33,020	$(21,690)	$29,956	$(41,434)

Net income (loss) attributable to Diebold, Incorporated
Basic earnings (loss) per share	$0.15	$(0.21)	$0.64	$(1.65)	$0.51	$(0.34)	$0.46	$(0.65)
Diluted earnings (loss) per share	$0.15	$(0.21)	$0.64	$(1.65)	$0.51	$(0.34)	$0.46	$(0.65)
Basic weighted-average shares outstanding (in thousands)	64,254	63,311	64,588	63,700	64,615	63,825	64,631	63,928
Diluted weighted-average shares outstanding (in thousands) (1)	64,809	63,311	65,224	63,700	65,293	63,825	65,380	63,928

(1)	Incremental shares of 659 thousand, 447 thousand, 479 thousand and 508 thousand were excluded from the computation of diluted EPS for the first, second, third and fourth quarter of 2013 because their effect is anti-dilutive due to the loss from continuing operations.

Net gain for the second quarter of 2014 included a $13,709 pre-tax gain from the sale of the Eras subsidiary. Cryptera was acquired for a purchase price of approximately $13,000 and is included in the EMEA segment within the Company’s consolidated financial statements from July 1, 2014, the date of acquisition.

Net loss for the second quarter of 2013 was negatively impacted by $28,000 of pre-tax estimated losses related to the Foreign Corrupt Practices Act (FCPA) investigation that were partially non-deductible and a $17,500 pre-tax charge related to settlement of the securities legal action. The second quarter of 2013 was negatively impacted by current and deferred tax expense of $42,838 related to a change in assertion regarding permanent reinvestment of foreign subsidiary earnings. In addition, the Company recorded non-cash tax expense related to the re-establishment of a valuation allowance of $39,130 for the Brazilian manufacturing entity. Loss from continuing operations for the third quarter of 2013 was negatively impacted by a $70,000 pre-tax, non-cash goodwill impairment charge that was partially non-deductible (refer to note 11). Net loss for the fourth quarter of 2013 was negatively impacted by a $67,593 pre-tax non-cash pension charge (refer to note 13) and $35,611 of pre-tax restructuring charges primarily related to the voluntary early retirement program as part of the multi-year realignment plan (refer to note 18).

F.1-76

DIEBOLD, INCORPORATED AND SUBSIDIARIES

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

(in thousands)

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Year ended December 31, 2014
Allowance for doubtful accounts	$24,872	13,420	15,281	$23,011

Year ended December 31, 2013
Allowance for doubtful accounts	$27,854	13,411	16,393	$24,872

Year ended December 31, 2012
Allowance for doubtful accounts	$22,128	13,597	7,871	$27,854

F.1-77

DIEBOLD, INCORPORATED

Audited consolidated financial statements for the fiscal years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012 (prepared in accordance with U.S. Generally Accepted Accounting Principles)

F.1-78

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Diebold, Incorporated:

We have audited the accompanying consolidated balance sheets of Diebold, Incorporated and subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive (loss) income, equity, and cash flows for each of the years in the three-year period ended December 31, 2013. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule, Schedule II “Valuation and Qualifying Accounts.” These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diebold, Incorporated and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework(1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2014 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Cleveland, Ohio

March 3, 2014

F.1-79

DIEBOLD, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	December 31,
	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$230,709	$368,792
Short-term investments	242,988	261,886
Trade receivables, less allowances for doubtful accounts of $24,872 and $27,854, respectively	447,239	488,373
Inventories	376,462	412,996
Deferred income taxes	110,165	143,248
Prepaid expenses	22,031	35,614
Refundable income taxes	21,245	16,357
Other current assets	104,511	87,591

Total current assets	1,555,350	1,814,857

Securities and other investments	82,591	77,101
Property, plant and equipment at cost	599,094	661,910
Less accumulated depreciation and amortization	438,199	477,565
Property, plant and equipment, net	160,895	184,345
Goodwill	179,828	272,951
Deferred income taxes	39,461	76,375
Other assets	165,366	167,358

Total assets	$2,183,491	$2,592,987

LIABILITIES AND EQUITY
Current liabilities
Notes payable	43,791	34,212
Accounts payable	210,399	224,973
Deferred revenue	234,607	222,343
Payroll and other benefits liabilities	92,364	69,814
Other current liabilities	312,575	306,002
Total current liabilities	893,736	857,344
Long-term debt	480,242	617,534
Pensions and other benefits	118,674	198,241
Post-retirement and other benefits	19,282	22,904
Deferred income taxes	9,150	34,250
Other long-term liabilities	41,592	35,892
Commitments and contingencies	—	—
Equity
Diebold, Incorporated shareholders’ equity
Preferred shares, no par value, 1,000,000 authorized shares, none issued	—	—
Common shares, $1.25 par value, 125,000,000 authorized shares, 78,618,517 and 77,661,118 issued shares, 64,068,047 and 63,240,667 outstanding shares, respectively	98,273	97,076
Additional capital	385,321	358,281
Retained earnings	722,743	978,345
Treasury shares, at cost (14,550,470 and 14,420,451 shares, respectively)	(555,252)	(551,189)
Accumulated other comprehensive loss	(54,321)	(91,039)
Total Diebold, Incorporated shareholders’ equity	596,764	791,474
Noncontrolling interests	24,051	35,348
Total equity	620,815	826,822

Total liabilities and equity	$2,183,491	$2,592,987

See accompanying notes to consolidated financial statements.

F.1-80

DIEBOLD, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year ended December 31,
	2013	2012	2011
Net Sales
Services	$1,637,056	$1,626,521	$1,552,358
Products	1,220,435	1,365,172	1,283,490

	2,857,491	2,991,693	2,835,848

Cost of Sales
Services	1,222,675	1,215,673	1,138,213
Products	994,460	1,046,400	967,161

	2,217,135	2,262,073	2,105,374
Gross profit	640,356	729,620	730,474
Selling and administrative expense	596,694	527,729	504,436
Research, development and engineering expense	92,315	85,881	78,108
Impairment of assets	72,017	15,783	2,962
Gain on sale of assets, net	(2,410)	(1,202)	(1,921)

	758,616	628,191	583,585

Operating (loss) profit	(118,260)	101,429	146,889
Other income (expense)
Investment income	27,603	37,593	41,663
Interest expense	(29,234)	(30,330)	(34,456)
Foreign exchange gain, net	172	2,654	3,095
Miscellaneous, net	(88)	(451)	1,746

(Loss) income from continuing operations before taxes	(119,807)	110,895	158,937
Income tax expense	56,715	28,225	8,028
(Loss) income from continuing operations	(176,522)	82,670	150,909
(Loss) income from discontinued operations, net of tax	—	(3,125)	523
Net (loss) income	(176,522)	79,545	151,432
Net income attributable to noncontrolling interests	5,083	5,942	7,285

Net (loss) income attributable to Diebold, Incorporated	$(181,605)	$73,603	$144,147
Basic weighted-average shares outstanding	63,659	63,061	64,244
Diluted weighted-average shares outstanding	63,659	63,914	64,792
Basic earnings per share:
(Loss) income from continuing operations, net of tax	$(2.85)	$1.22	$2.23
(Loss) income from discontinued operations, net of tax	—	(0.05)	0.01

Diebold, Incorporated zurechenbares Nettoergebnis	$(2.85)	$1.17	$2.24

Verwässerter Gewinn je Aktie:
(Loss) income from continuing operations, net of tax	$(2.85)	$1.20	$2.21
(Loss) income from discontinued operations, net of tax	—	(0.05)	0.01
Net (loss) income attributable to Diebold, Incorporated	$(2.85)	$1,15	$2.22

Amounts attributable to Diebold, Incorporated
(Loss) income from continuing operations, net of tax	$(181,605)	$76,728	$143,624
(Loss) income from discontinued operations, net of tax	—	(3,125)	523

Net (loss) income attributable to Diebold, Incorporated	$(181,605)	$73,603	$144,147

See accompanying notes to consolidated financial statements.

F.1-81

DIEBOLD, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands)

	Year ended December 31,
	2013	2012	2011
Net (loss) income	$(176,522)	$79,545	$151,432

Other comprehensive income (loss), net of tax:
Translation adjustment (net of tax of $2,064, $0 and $0, respectively)	(70,269)	(36,164)	(75,877)
Foreign currency hedges (net of tax of $(1,719), $(1,218) and $(713), respectively)	2,844	1,803	1,055
Interest rate hedges:
Net gain (loss) recognized in other comprehensive income (net of tax of $(483), $(99) and $336, respectively)	698	141	(491)
Less: reclassification adjustment for net gains included in net income (net of tax of $(132), $(230) and $(178), respectively)	192	91	156

	506	50	(647)
Pension and other post-retirement benefits:
Prior service credit recognized during the year (net of tax of $308, $99 and $94, respectively)	(493)	(160)	(164)
Net actuarial losses recognized during the year (net of tax of $(5,762), $(6,544) and $(3,597), respectively)	9,130	10,721	6,289
Net actuarial gains (losses) occurring during the year (net of tax of $(28,270), $23,765 and $26,062, respectively)	44,796	(38,939)	(45,568)
Prior service cost recognized due to curtailment (net of tax of $(803), $0 and $0, respectively	1,272	—	—
Net actuarial losses recognized due to curtailment (net of tax of $(21,069) $0 and $0, respectively)	33,386	—	—
Settlements (net of tax of $(7,799), $(8,303) and $0, respectively)	12,357	13,604	—

	100,448	(14,774)	(39,443)
Unrealized gain (loss) on securities, net:
Net gain recognized in other comprehensive income (net of tax of $(55), $0 and $0, respectively)	3,932	3,304	1,130
Less: reclassification adjustment for net gain (loss) included in net income (net of tax of $(19), $0 and $0, respectively)	1,372	4,523	(1,505)

	2,560	(1,219)	2,635
Other	1,162	(168)	(494)

Other comprehensive income (loss), net of tax	37,251	(50,472)	(112,771)

Comprehensive (loss) income	(139,271)	29,073	38,661
Less: comprehensive income attributable to noncontrolling interests	5,616	6,166	8,483

Comprehensive (loss) income attributable to Diebold, Incorporated	$(144,887)	$22,907	$30,178

See accompanying notes to consolidated financial statements.

F.1-82

DIEBOLD, INCORPORATED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF EQUITY (dollars in thousands)

	Common Shares		Additional Capital	Retained Earnings	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total Diebold, Incorporated Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Number	Par Value
Balance, January 1, 2011	76,365,124	$95,456	$308,699	$906,326	$(435,922)	$73,626	$948,185	$28,659	$976,844
Net income				144,147			144,147	7,285	151,432
Other comprehensive (loss) income						(113,969)	(113,969)	1,198	(112,771)
Stock options exercised	149,516	187	3,856				4,043		4,043
Restricted stock units issued	121,462	152	(152)				—		—
Performance shares issued	173,575	217	(217)				—		—
Director deferred shares	7,200	9	(9)				—		—
Deferred compensation	24,079	30	(30)				—		—
Income tax benefit from share-based compensation			1,362				1.362		1,362
Share-based compensation expense			14,296				14.296		14,296
Dividends declared and paid				(72,901)			(72,901)		(72,901)
Treasury shares					(111,815)		(111,815)		(111,815)
Distributions to noncontrolling interest holders, net	—						(5,868)		(5,868)

Balance, December 31, 2011	76,840,956	$96,051	$32,805	$977,572	$(547,737)	$(40,343)	$81,348	$31,274	$844,622
Net income				73,603			73,603	5,942	79,545
Other comprehensive (loss) income						(50,696)	(50.696)	224	(50,472)
Stock options exercised	553,890	692	15,987				16.679		16,679
Restricted stock units issued	164,552	206	(206)				—		—
Performance shares issued	86,196	108	(108)				—		—
Director deferred shares	7,200	9	(9)				—		—
Deferred compensation	8,324	10	(10)				—		—
Income tax benefit from share-based compensation			982				982		982
Share-based compensation expense			13,840				13,840		13,840
Dividends declared and paid				(72,830)			(72,830)		(72,830)
Treasury shares					(3,452)		(3,452)		(3,452)
Distributions to noncontrolling interest holders, net							—	(2,092)	(2,092)

Balance, December 31, 2012	77,661,118	$97,076	$358,281	$978,345	$(551,189)	$(91,039)	$791,474	$35,348	$826,822
Net (loss) income				(181,605)			(181,605)	5,083	(176,522)
Other comprehensive income						36,718	36,718	533	37,251
Stock options exercised	591,223	740	15,983				16,723		16,723
Restricted stock units issued	279,920	350	(350)					—	—
Performance shares issued	29,882	37	(37)					—	—
Director deferred shares	30,250	38	(38)					—	—
Deferred compensation	10,781	13	(13)					—	—
Other share-based compensation	15,343	19	(19)					—	—
Income tax detriment from share-based compensation			(3,918)				(3,918)		(3,918)
Share-based compensation expense			15.432				15,432		15,432
Dividends declared and paid				(73,997)			(73,997)		(73,997)
Treasury shares					(4,063)		(4,063)		(4,063)
Distributions to noncontrolling interest holders, net							—	(16,913)	(16,913)

Balance, December 31, 2013	78,618,517	$98,273	$385,321	$722,743	$(555,252)	$(54,321)	$596,764	$24,05	$620,815

See accompanying notes to consolidated financial statements.

F.1-83

DIEBOLD INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2013	2012	2011
Cash flow from operating activities:
Net (loss) income	$(176,522)	$79,545	$151,432
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Depreciation and amortization	82,594	78,644	79,855
Share-based compensation	15,432	13,840	14,296
Excess tax benefits from share-based compensation	(471)	(1.843)	(1,691)
Impairment of assets	72,017	15,783	2,962
Pension curtailment, settlement and special termination	69,561	21,907	—
Devaluation of Venezuelan balance sheet	1,584	—	—
Gain on sale of assets, net	(2,410)	(1,202)	(1,921)
Equity in earnings of an investee	—	(702)	(1,813)
Cash flow from changes in certain assets and liabilities, net of the effects of acquisitions:
Trade receivables	23,983	(75,275)	(22,790)
Inventories	21,337	20,955	(12,602)
Prepaid expenses	12,908	(3,490)	(119)
Prepaid income taxes	(4,889)	(1,890)	5,187
Other current assets	(11,183)	(16,080)	(389)
Accounts payable	(9,659)	2,564	11,741
Deferred revenue	16,522	(21,767)	41,610
Deferred income taxes	(15,125)	(10,558)	(29,338)
Pension and other post-retirement benefits	11,026	3,774	(14,187)
Certain other assets and liabilities	17,519	31,303	(6,836)
Net cash provided by operating activities	124,224	135,508	215,397
Cash flow from investing activities:
Proceeds from sale of discontinued operations	—	—	2,520
Payments for acquisitions, net of cash acquired	—	(28,292)	—
Proceeds from maturities of investments	464,331	325,403	259,145
Proceeds from sale of investments	55,987	50,431	52,292
Payments for purchases of investments	(537,682)	(377,070)	(356,354)
Proceeds from sale of assets	7,536	3,357	5,585
Capital expenditures	(35,447)	(49,742)	(54,753)
Increase in certain other assets	(13,747)	(13,077)	(21,386)
Purchase of finance receivables, net of cash collections	6,303	16,159	22,245
Net cash used in investing activities	(52,719)	(72,831)	(90,706)
Cash flow from financing activities:
Dividends paid	(73,997)	(72,830)	(72,901)
Debt issuance costs	—	—	(1,876)
Revolving debt (repayments) borrowings, net	(56,000)	70,000	4,000
Other debt borrowings	51,231	117,163	162,327
Other debt repayments	(121,901)	(163,538)	(103,136)
Distribution of affiliates earnings to noncontrolling interest holders	(16,913)	(2,092)	(5,868)
Excess tax benefits from share-based compensation	471	1,843	1,691
Issuance of common shares	16,723	16,679	4,043
Repurchase of common shares	(4,063)	(3,452)	(111,815)
Net cash used in financing activities	(204,449)	(36,227)	(123,535)
Effect of exchange rate changes on cash	(5,139)	8,422	4,106
(Decrease) increase in cash and cash equivalents	(138,083)	34,872	5,262
Cash and cash equivalents at the beginning of the year	368,792	333,920	328,658
Cash and cash equivalents at the end of the year	$230,709	$368,792	$333,920
Cash paid for:
Income taxes	$76,480	$49,011	$27,468
Interest	$29,543	$28,917	$30,712
Significant noncash investing and financing activities:
Accrued holdback for acquisition	$—	$12,000	$—

See accompanying notes to consolidated financial statements.

F.1-84

DIEBOLD INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements include the accounts of Diebold, Incorporated and its wholly- and majority-owned subsidiaries (collectively, the Company). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates in Preparation of Consolidated Financial Statements The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include revenue recognition, the valuation of trade and financing receivables (refer to note 7), inventories, goodwill, intangible assets, other long-lived assets, legal contingencies, guarantee obligations and assumptions used in the calculation of income taxes, pension and other post-retirement benefits and customer incentives, among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors. Management monitors the economic condition and other factors and will adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

International Operations The financial statements of the Company’s international operations are measured using local currencies as their functional currencies, with the exception of Venezuela, which is measured using the U.S. dollar as its functional currency because its economy is considered highly inflationary.

The Company translates the assets and liabilities of its non-U.S. subsidiaries at the exchange rates in effect at year end and the results of operations at the average rate throughout the year. The translation adjustments are recorded directly as a separate component of shareholders’ equity, while transaction gains (losses) are included in net income. Sales to customers outside the United States in relation to total consolidated net sales approximated 52.3 percent, 48.7 percent and 52.7 percent in 2013, 2012 and 2011, respectively.

Error Correction and Reclassification The Company continues to work to remediate an internal control weakness pertaining to manufacturing and supply chain processes related to indirect tax incentives in one of its Brazilian subsidiaries. As part of remediation, during the second quarter of 2013, the Company identified an error related to prior year periods for Brazilian indirect tax incentives previously not appropriately recognized in product cost of goods sold. Prior-year amounts of product cost of sales, income tax expense, other current liabilities and retained earnings have been adjusted as management determined that the correction for each respective year is not material to each prior-year period. This correction was recorded within the Company’s operations in the Brazil reporting segment. As a result of applying the correction retrospectively, previously reported product cost of sales for the years ended December 31, 2012 and 2011 increased by $6,533 and $5,455, respectively, and previously reported net income and diluted earnings per share decreased by $4,851 and $0.08 and $668 and $0.02, respectively. The aggregated amount of the correction reflected in other current liabilities and retained earnings as of December 31, 2012, 2011 and 2010 was $18,489, $13,638 and $12,970, respectively. There was no impact of the correction on previously reported cash flows from operations for the prior period.

The Company reclassified prior year amounts related to the Company’s estimate of losses associated with the global Foreign Corrupt Practices Act (FCPA) investigation to conform to the current-year presentation. As a result of this reclassification, expenses of $16,750 and $3,250 for the years ended December 31, 2012 and 2011, respectively, previously reported within miscellaneous, net are now reported within selling and administrative expense within the consolidated statements of operations.

F.1-85

The Company has also restated the presentation of certain prior-year segment information to conform to the current presentation. As discussed in Note 19, effective in the fourth quarter of 2013, the Company began managing its business on a regional geographic basis, changing from the previous model, which was a more condensed geographic basis. In order to align the Company’s external reporting of its financial results with this change, the Company has modified its segment reporting and has restated prior period segment information to conform to the current period presentation of its segment information. The Company now reports the following five segments: North America (NA), Asia Pacific (AP), Europe, Middle East and Africa (EMEA), Latin America (LA) and Brazil.

Revenue Recognition The Company’s revenue recognition policy is consistent with the requirements of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605, Revenue Recognition (ASC 605). In general, the Company records revenue when it is realized, or realizable and earned. The Company considers revenue to be realized, or realizable and earned when, persuasive evidence of an arrangement exists, the products or services have been approved by the customer after delivery and/or installation acceptance or performance of services; the sales price is fixed or determinable within the contract; and collectability is reasonably assured. The Company’s products include both hardware and the software required for the equipment to operate as intended, and for product sales, the Company determines the earnings process is complete when title, risk of loss and the right to use the product has transferred to the customer. Within NA, the earnings process is completed upon customer acceptance. Where the Company is contractually responsible for installation, customer acceptance occurs upon completion of the installation of all equipment at a job site and the Company’s demonstration that the equipment is in operable condition. Where the Company is not contractually responsible for installation, customer acceptance occurs upon shipment or delivery to a customer location depending on the terms within the contract. Internationally, customer acceptance is upon the earlier of delivery or completion of the installation depending on the terms in the contract with the customer.

The application of ASC 605 to the Company’s customer contracts requires judgment, including the determination of whether an arrangement includes multiple deliverables such as hardware, software, maintenance and/or other services. For contracts that contain multiple deliverables, total arrangement consideration is allocated at the inception of the arrangement to each deliverable based on the relative selling price method. The relative selling price method is based on a hierarchy consisting of vendor specific objective evidence (VSOE) (price when sold on a stand-alone basis), if available, or third-party evidence (TPE), if VSOE is not available, or estimated selling price (ESP) if neither VSOE nor TPE is available. The Company’s ESP is consistent with the objective of determining VSOE, which is the price at which we would expect to transact on a stand-alone sale of the deliverable. The determination of ESP is based on applying significant judgment to weigh a variety of company-specific factors including our pricing practices, customer volume, geography, internal costs and gross margin objectives, information gathered from experience in customer negotiations, recent technological trends, and competitive landscape. In contracts that involve multiple deliverables, maintenance services are typically accounted for under FASB ASC 605-20, Separately Priced Extended Warranty and Product Maintenance Contracts.

For software sales, excluding software required for the equipment to operate as intended, the Company applies the software revenue recognition principles within FASB ASC 985-605, Software – Revenue Recognition. For software and software-related deliverables (software elements), the Company allocates revenue based upon the relative fair value of these deliverables as determined by VSOE. If the Company cannot obtain VSOE for any undelivered software element, revenue is deferred until all deliverables have been delivered or until VSOE can be determined for any remaining undelivered software elements. When the fair value of a delivered element cannot be established, but fair value evidence exists for the undelivered software elements, the Company uses the residual method to recognize revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement consideration is allocated to the delivered elements and recognized as revenue.

F.1-86

The Company has the following revenue streams related to sales to its customers:

Financial Self-Service Product & Outsourcing and Managed Services Revenue Financial self-service (FSS) products are primarily automated teller machines (ATMs) and other equipment primarily used in the banking industry which include both hardware and the software required for the equipment to operate as intended. The Company also provides service contracts on FSS products that typically cover a 12-month period and can begin at any time after the warranty period expires. The service provided under warranty is limited as compared to those offered under service contracts. Further, warranty is not considered a separate deliverable of the sale and covers only replacement of defective parts inclusive of labor. Service contracts provide additional services beyond those covered under the warranty, including preventative maintenance service, cleaning, supplies stocking and cash handling, all of which are not essential to the functionality of the equipment. Service revenue also includes services and parts the Company provides on a billed-work basis that are not covered by warranty or service contract. The Company also provides customers with integrated services such as outsourced and managed services, including remote monitoring, trouble-shooting, training, transaction processing, currency management, maintenance or full support services.

Electronic Security Products & Outsourcing and Managed Services Revenue The Company provides global product sales, service, installation, project management for longer-term contracts and monitoring of original equipment manufacturer electronic security products to financial, government, retail and commercial customers. These solutions provide the Company’s customers a single-source solution to their electronic security needs.

Physical Security & Facility Revenue The Company designs, manufactures and/or procures and installs physical security and facility products. These consist of vaults, safe deposit boxes and safes, drive-up banking equipment and a host of other banking facilities products.

Election and Lottery Systems Revenue The Company offers election and lottery systems product solutions and support to the Brazilian government. Election systems revenue consists of election equipment sales, networking, tabulation and diagnostic software development, training, support and maintenance. Lottery systems revenue primarily consists of equipment sales. The election and lottery equipment components are included in product revenue. The software development, training, support and maintenance components are included in service revenue.

Software Solutions & Service Revenue The Company offers software solutions, excluding software required for the equipment to operate as intended, consisting of multiple applications that process events and transactions (networking software) along with the related server. Sales of networking software represent software solutions to customers that allow them to network various different vendors’ ATMs onto one network. Included within service revenue is revenue from software support agreements, which are typically 12 months in duration and pertain to networking software.

Depreciation and Amortization Depreciation of property, plant and equipment is computed using the straight-line method for financial statement purposes. Amortization of leasehold improvements is based upon the shorter of original terms of the lease or life of the improvement. Repairs and maintenance are expensed as incurred. Amortization of the Company’s other long-term assets, such as intangible assets and capitalized computer software, is computed using the straight-line method over the life of the asset.

Advertising Costs Advertising costs are expensed as incurred and were $9,812, $11,316 and $10,474 in 2013, 2012 and 2011, respectively.

Research, Development and Engineering Research, development and engineering costs are expensed as incurred and were $92,315, $85,881 and $78,108 in 2013, 2012 and 2011, respectively.

F.1-87

Shipping and Handling Costs The Company recognizes shipping and handling fees billed when products are shipped or delivered to a customer and includes such amounts in net sales. Third-party freight payments are recorded in cost of sales.

Taxes on Income Deferred taxes are provided on an asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry-forwards and tax credits. Deferred tax liabilities are recognized for taxable temporary differences and undistributed earnings in certain tax jurisdictions. Deferred tax assets are reduced by a valuation allowance when, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Determination of a valuation allowance involves estimates regarding the timing and amount of the reversal of taxable temporary differences, expected future taxable income and the impact of tax planning strategies. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company regularly assesses its position with regard to tax exposures and records liabilities for these uncertain tax positions and related interest and penalties, if any, when the tax benefit is not more likely than not realizable. The Company has recorded an accrual that reflects the recognition and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. Additional future income tax expense or benefit may be recognized once the positions are effectively settled.

Sales Tax The Company collects sales taxes from customers and accounts for sales taxes on a net basis.

Cash Equivalents The Company considers highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Financial Instruments The carrying amount of cash and cash equivalents, trade receivables and accounts payable, approximated their fair value because of the relatively short maturity of these instruments. The Company’s risk-management strategy uses derivative financial instruments such as forwards to hedge certain foreign currency exposures and interest rate swaps to manage interest rate risk. The intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. The Company does not enter into derivatives for trading purposes. The Company recognizes all derivatives on the balance sheet at fair value. Changes in the fair values of derivatives that are not designated as hedges are recognized in earnings. If the derivative is designated and qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in the hedged assets or liabilities through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.

Inventories The Company primarily values inventories at the lower of cost or market applied on a first-in, first-out basis. The Company identifies and writes down its excess and obsolete inventories to net realizable value based on usage forecasts, order volume and inventory aging. With the development of new products, the Company also rationalizes its product offerings and will write-down discontinued product to the lower of cost or net realizable value.

Deferred Revenue Deferred revenue is recorded for any services billed to customers and not yet recognizable if the contract period has commenced or for the amount collected from customers in advance of the contract period commencing. In addition, deferred revenue is recorded for products and other deliverables that are billed to and collected from customers prior to revenue being recognizable.

Split-Dollar Life Insurance The Company recognizes a liability for the post-retirement obligation associated with a collateral assignment arrangement if, based on an agreement with an employee, the Company has agreed to maintain a life insurance policy during the post-retirement period or to provide a death benefit. In addition, the Company recognizes a liability and related compensation costs for future benefits that extend to post-retirement periods.

F.1-88

Goodwill Goodwill is the cost in excess of the net assets of acquired businesses (refer to note 10). The Company tests all existing goodwill at least annually as of November 30 for impairment on a reporting unit basis. The Company tests for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the carrying value of a reporting unit below its reported amount. The Company’s reporting units are defined as Domestic and Canada, LA, Brazil, AP, and EMEA. Each year, the Company may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In evaluating whether it is more likely than not the fair value of a reporting unit is less than its carrying amount, the Company considers the following events and circumstances, among others, if applicable: (a) macroeconomic conditions such as general economic conditions, limitations on accessing capital or other developments in equity and credit markets; (b) industry and market considerations such as competition, multiples or metrics and changes in the market for the Company’s products and services or regulatory and political environments; (c) cost factors such as raw materials, labor or other costs; (d) overall financial performance such as cash flows, actual and planned revenue and earnings compared with actual and projected results of relevant prior periods; (e) other relevant events such as changes in key personnel, strategy or customers; (f) changes in the composition of a reporting unit’s assets or expected sales of all or a portion of a reporting unit; and (g) any sustained decrease in share price.

If the Company’s qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, or if management elects to perform a quantitative assessment of goodwill, a two-step impairment test is used to identify potential goodwill impairment and measure the amount of any impairment loss to be recognized. In the first step, the Company compares the fair value of each reporting unit with its carrying value. The fair value is determined based upon discounted estimated future cash flows as well as the market approach or guideline public company method. The Company’s Step 1 impairment test of goodwill of a reporting unit is based upon the fair value of the reporting unit, defined as the price that would be received to sell the net assets or transfer the net liabilities in an orderly transaction between market participants at the assessment date. In the event that the net carrying amount exceeds the fair value, a Step 2 test must be performed whereby the fair value of the reporting unit’s goodwill must be estimated to determine if it is less than its net carrying amount. In its two-step test, the Company uses the discounted cash flow method and the guideline company method for determining the fair value of its reporting units. Under these methods, the determination of implied fair value of the goodwill for a particular reporting unit is the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities in the same manner as the allocation in a business combination.

The techniques used in the Company’s qualitative assessment and, if necessary, two-step impairment test have incorporated a number of assumptions that the Company believes to be reasonable and to reflect market conditions forecast at the assessment date. Assumptions in estimating future cash flows are subject to a high degree of judgment. The Company makes all efforts to forecast future cash flows as accurately as possible with the information available at the time the forecast is made. To this end, the Company evaluates the appropriateness of its assumptions as well as its overall forecasts by comparing projected results of upcoming years with actual results of preceding years and validating that differences therein are reasonable. Key assumptions, all of which are Level 3 inputs (refer to note 18), relate to price trends, material costs, discount rate, customer demand and the long-term growth and foreign exchange rates. A number of benchmarks from independent industry and other economic publications were also used. Changes in assumptions and estimates after the assessment date may lead to an outcome where impairment charges would be required in future periods. Specifically, actual results may vary from the Company’s forecasts and such variations may be material and unfavorable, thereby triggering the need for future impairment tests where the conclusions may differ in reflection of prevailing market conditions.

Long-Lived Assets Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

F.1-89

Contingencies Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Pensions and Other Post-retirement Benefits Annual net periodic expense and benefit liabilities under the Company’s defined benefit plans are determined on an actuarial basis. Assumptions used in the actuarial calculations have a significant impact on plan obligations and expense. Members of the management investment committee periodically review the actual experience compared with the more significant assumptions used and make adjustments to the assumptions, if warranted. The healthcare trend rates are reviewed based upon the results of actual claims experience. The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated) fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The expected long-term rate of return on plan assets is determined using the plans’ current asset allocation and their expected rates of return based on a geometric averaging over 20 years. The rate of compensation increase assumptions reflects the Company’s long-term actual experience and future and near-term outlook. Pension benefits are funded through deposits with trustees. Other post-retirement benefits are not funded and the Company’s policy is to pay these benefits as they become due.

The Company recognizes the funded status of each of its plans in the consolidated balance sheet. Amortization of unrecognized net gain or loss resulting from experience different from that assumed and from changes in assumptions (excluding asset gains and losses not yet reflected in market-related value) is included as a component of net periodic benefit cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds five percent of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the amortization is that excess divided by the average remaining service period of participating employees expected to receive benefits under the plan.

Comprehensive Income Items included in other comprehensive income primarily represent adjustments made for foreign currency translation,hedging activities (refer to note 16), pension and other post-retirement benefit plans (refer to note 12) and unrealized gains and losses on available-for-sale securities (refer to note 5). Reclassification adjustments recognized in AOCI for net gains on interest rate hedges and available-for-sale securities are included in interest expense and investment income, respectively, in the consolidated statement of operations. Pension and postretirement benefit AOCI components are included in the computation of net periodic benefit cost.

Accumulated other comprehensive loss consists of the following as of December 31:

	2014	2013	2012
Translation adjustment (net of tax of $2,064, $0 and $0, respectively)	$(2,409)	$68,393	$104,781
Foreign currency hedges (net of tax of $1,380, $3,099 and $4,317, respectively)	(1,884)	(4,728)	(6,531)
Interest rate hedges (net of tax of $352, $703 and $572, respectively)	(960)	(1.466)	(1,516)
Pensions and other post-retirement benefits (net of tax $28,002, $91,397 and $82,380, respectively)	(52,027)	(152,475)	(137,701)
Unrealized gain on securities, net (net of tax $36, $0 and $0, respectively)	2,679	119	1,338
Other	280	(882)	(714)

Total accumulated other comprehensive loss	$(54,321)	$(91,039)	$(40,343)

F.1-90

Foreign currency translation adjustments are not booked net of tax, with the exception of deferred taxes on undistributed foreign subsidiary previously taxed income. Foreign currency translation adjustments are accounted for under the indefinite reversal criterion of FASB ASC 740-30, Income Taxes – Other Considerations or SpecialAreas.

Recently Adopted Accounting Guidance

In February 2013, the FASB issued Accounting Standards Update (ASU) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-02), which required entities to disclose additional information for items reclassified out of accumulated other comprehensive income (AOCI). For items reclassified out of AOCI and into net income in their entirety, entities are required to disclose the effect of the reclassification on each affected net income line item. For AOCI reclassification items that are not reclassified in their entirety into net income, a cross reference to other required U.S. GAAP disclosures is required. This information may be provided either in the notes or parenthetically on the face of the statement that reports net income as long as all the information is disclosed in a single location. However, an entity is prohibited from providing this information parenthetically on the face of the statement that reports net income if it has items that are not reclassified in their entirety into net income. The guidance is effective for annual and interim reporting periods beginning after December 15, 2012. The adoption of this update did not have a material impact on the financial statements of the Company, however, the additional disclosures as required by ASU 2013-02 are included in the consolidated statement of comprehensive (loss) income.

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which allows assessment of qualitative factors to determine if it is more likely than not that the fair value of indefinite-lived intangible assets are less than their carrying amount. If that assessment indicates no impairment, the quantitative impairment test is not required. The FASB issued similar guidance for testing goodwill for impairment in September 2011. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this update did not have an impact on the financial statements of the Company.

Recently Issued Accounting Guidance

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires entities to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) or tax credit carryforward whenever the NOL or tax credit carryforward would be available to reduce the additional taxable income or tax due if the tax position is disallowed. This accounting standard update requires entities to assess whether to net the unrecognized tax benefit with a deferred tax asset as of the reporting date. This guidance is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. The adoption of this update is not expected to have a material impact on the financial statements of the Company.

NOTE 2: EARNINGS PER SHARE

Basic earnings per share is based on the weighted-average number of common shares outstanding. Diluted earnings per share includes the dilutive effect of potential common shares outstanding. Under the two-class method of computing earnings per share, non-vested share-based payment awards that contain rights to receive non-forfeitable dividends are considered participating securities. The Company’s participating securities include restricted stock units (RSUs), director deferred shares and shares that were vested but deferred by employees. The Company calculated basic and diluted earnings per share under both the treasury stock method and the two-class method. For the years presented there were no differences in the earnings per share amounts calculated using the two methods. Accordingly, the treasury stock method is disclosed below.

F.1-91

The following table represents amounts used in computing earnings per share and the effect on the weighted-average number of shares of dilutive potential common shares for the years ended December 31:

	2013	2012	2011
Numerator:
(Loss) income used in basic and diluted earnings per share:
(Loss) income from continuing operations, net of tax	$(181,605)	$76,728	$143,624
(Loss) income from discontinued operations, net of tax	—	(3,125)	523

Net (loss) income attributable to Diebold, Incorporate	$(181,605)	$73,603	$144,147

Denominator (in thousands):
Weighted-average number of common shares used in basic earnings per share	63,659	63,061	64,244
Effect of dilutive shares (1)	—	853	548

Weighted-average number of shares used in diluted earnings per share	63,659	63.914	64.792

Basic earnings per share:
(Loss) income from continuing operations, net of tax	$(2.85)	$1.22	$2.23
(Loss) income from discontinued operations, net of tax	—	(0.05)	0.01

Net (loss) income attributable to Diebold, Incorporated	$(2.85)	$1.17	$2.24

Diluted earnings per share:
(Loss) income from continuing operations, net of tax	$(2.85)	$1.20	$2.21
(Loss) income from discontinued operations, net of tax	—	(0.05)	0.01

Net (loss) income attributable to Diebold, Incorporated	$(2.85)	$1.15	$2.22

Anti-dilutive shares (in thousands):
Anti-dilutive shares not used in calculating diluted weighted-average shares	2,597	2,201	2,270

(1)	Incremental shares of 545 thousand were excluded from the computation of diluted EPS for the year ended December 31, 2013 because their effect is anti-dilutive due to the loss from continuing operations.

NOTE 3: SHARE-BASED COMPENSATION AND EQUITY

Dividends On the basis of amounts declared and paid quarterly, the annualized dividends per share were $1.15, $1.14 and $1.12 for the years ended December 31, 2013, 2012 and 2011, respectively.

Share-Based Compensation Cost The Company recognizes costs resulting from all share-based payment transactions based on the fair market value of the award as of the grant date. Awards are valued at fair value and compensation cost is recognized on a straight-line basis over the requisite periods of each award. The Company estimated forfeiture rates are based on historical experience. To cover the exercise and/or vesting of its share-based payments, the Company generally issues new shares from its authorized, unissued share pool. The number of common shares that may be issued pursuant to the Amended and Restated 1991 Equity and Performance Incentive Plan (as amended and restated as of April 13, 2009) (1991 Plan) was 5,848,474, of which 2,348,784 shares were available for issuance at December 31, 2013.

F.1-92

The following table summarizes the components of the Company’s employee and non-employee share-based compensation programs recognized as selling and administrative expense for the years ended December 31:

	2013	2012	2011
Stock options:
Pre-tax compensation expense	$6,032	$2,572	$3,486
Tax benefit	(2,198)	(825)	(1,238)

Stock option expense, net of tax	$3,834	$1,747	$2,248

Restricted Stock Units:
Pre-tax compensation expense	$5,580	$5,741	$5,734
Tax benefit	(1,672)	(1,809)	(1,845)

RSU expense, net of tax	$3,908	$3,932	$3,889

Performance Shares:
Pre-tax compensation expense	$2,162	$4,425	$4,076
Tax benefit	(768)	(1,602)	(1,459)

Performance share expense, net of tax	$1,394	$2,823	$2,617

Director deferred shares:
Vergütungsaufwand vor Steuern	$1,158	$1,102	$1,000
Steuerertrag	(428)	(408)	(370)

Deferred share expense, net of tax	$730	$694	$630

Total share-based compensation:
Pre-tax compensation expense	$14,932	$13,840	$14,296
Tax benefit	(5,066)	(4,644)	(4,912)

Total share-based compensation, net of tax	$9,866	$9,196	$9,384

The following table summarizes information related to unrecognized share-based compensation costs as of December 31, 2013:

	Unrecognized Cost	Weighted-Average Period
		(years)
Stock options	$2,948	2.1
RSUs	7,361	1.7
Performance shares	2,836	1.1
Director deferred shares	163	0.3

	$13,308

Employee Share-Based Compensation Awards

Stock options, RSUs, restricted shares and performance shares have been issued to officers and other management employees under the Company’s 1991 Plan.

F.1-93

Stock Options

Stock options generally vest over a four- or five-year period and have a maturity of ten years from the issuance date. Option exercise prices equal the closing price of the Company’s common shares on the date of grant. The estimated fair value of the options granted was calculated using a Black-Scholes option pricing model using the following assumptions:

	2013	2012	2011
Expected life (in years)	6	6-7	6-7
Weighted-average volatility	38%	41%	40%
Risk-free interest rate	1.08-1.27%	0.83-1.39%	1.15-3.05%
Expected dividend yield	3.23-3.59%	3.08-3.23%	2.74-2.97%

The Company uses historical data to estimate option exercise timing within the valuation model. Employees with similar historical exercise behavior with regard to timing and forfeiture rates are considered separately for valuation and attribution purposes. Expected volatility is based on historical volatility of the price of the Company’s common shares. The risk-free rate of interest is based on a zero-coupon U.S. government instrument over the expected life of the equity instrument. The expected dividend yield is based on actual dividends paid per share and the price of the Company’s common shares.

Options outstanding and exercisable as of December 31, 2013 and changes during the year ended were as follows:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
	(in thousands)	(per share)	(in years)
Outstanding at January 1, 2013	2,668	$37.56
Expired or forfeited	(463)	35.47
Exercised	(591)	28.29
Granted	340	30.51

Outstanding at December 31, 2013	1,954	39,.63	4	1,873

Options exercisable at December 31, 2013	1,474	42.04	3	$1,159
Options vested and expected to vest (2) at December 31, 2013	1,933	39.71	4	1,832

(1)	The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company’s closing share price on the last trading day of the year in 2013 and the exercise price, multiplied by the number of “in-the-money” options) that would have been received by the option holders had all option holders exercised their options on December 31, 2013. The amount of aggregate intrinsic value will change based on the fair market value of the Company’s common shares.
(2)	The expected to vest options are the result of applying the pre-vesting forfeiture rate assumption to total outstanding non-vested options.

The aggregate intrinsic value of options exercised for the years ended December 31, 2013, 2012 and 2011 was $2,083, $4,393 and $936, respectively. The weighted-average grant-date fair value of stock options granted for the years ended December 31, 2013, 2012 and 2011 was $7.79, $10.43 and $10.90, respectively. Total fair value of stock options vested during the years ended December 31, 2013, 2012 and 2011 was $8,043, $3,413 and $2,967, respectively. Exercise of options during the year ended December 31, 2013, 2012 and 2011 resulted in cash receipts of $16,723, $16,679 and $4,043, respectively.

F.1-94

Restricted Stock Units

Each RSU provides for the issuance of one common share of the Company at no cost to the holder and generally vests after three to seven years. During the vesting period, employees are paid the cash equivalent of dividends on RSUs. Non-vested RSUs are forfeited upon termination unless the Board of Directors determines otherwise.

Non-vested RSUs outstanding as of December 31, 2013 and changes during the year ended were as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value
	(in thousands)
Non-vested at January 1, 2013	732	$33.33
Forfeited	(172)	32.90
Vested	(311)	32.72
Granted	250	30.14

Non-vested at December 31, 2013	499	32.28

The weighted-average grant-date fair value of RSUs granted for the years ended December 31, 2013, 2012 and 2011 was $30.14, $35.16 and $32.86, respectively. The total fair value of RSUs vested during the years ended December 31, 2013, 2012 and 2011 was $9,176, $4,202 and $3,226, respectively.

Performance Shares

Performance shares are granted based on certain management objectives, as determined by the Board of Directors each year. Each performance share earned entitles the holder to one common share of the Company. The performance share objectives are generally calculated over a three-year period and no shares are granted unless certain management threshold objectives are met.

Non-vested performance shares outstanding as of December 31, 2013 and changes during the year ended were as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value
	(in thousands)
Non-vested at January 1, 2013	729	$40.41
Forfeited	(433)	37.70
Vested	(31)	35.49
Granted	277	29.15

Non-vested at December 31, 2013	542	37.10

Non-vested performance shares are based on a maximum potential payout. Actual shares granted at the end of the performance period may be less than the maximum potential payout level depending on achievement of performance share objectives. The weighted-average grant-date fair value of performance shares granted for the years ended December 31, 2013, 2012 and 2011 was $29.15, $44.25 and $39.85, respectively. The total fair value of performance shares vested during the years ended December 31, 2013, 2012 and 2011 was $1,090, $2,521 and $5,041, respectively.

F.1-95

Non-Employee Share-Based Compensation Awards

Director Deferred Shares

Deferred shares have been issued to non-employee directors under the 1991 Plan. Deferred shares provide for the issuance of one common share of the Company at no cost to the holder. Deferred shares vest in either a six- or twelve-month period and are issued at the end of the deferral period. During the vesting period and until the common shares are issued, non-employee directors are paid the cash equivalent of dividends on deferred shares.

Non-vested director deferred shares as of December 31, 2013 and changes during the year ended were as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value
	(in thousands)
Non-vested at January 1, 2013	20	$40.54
Forfeited	(3)	40.54
Vested	(31)	35.80
Granted	44	29.73

Non-vested at December 31, 2013	30	29.73

Vested at December 31, 2013	116	34.88

Outstanding at December 31, 2013	146	33.81

The weighted-average grant-date fair value of deferred shares granted for the years ended December 31, 2013, 2012 and 2011 was $29.73, $40.54 and $33.98, respectively. The aggregate intrinsic value of deferred shares released during the years ended December 31, 2013, 2012 and 2011 was $1,023, $247 and $247, respectively. Total fair value of deferred shares vested for the years ended December 31, 2013, 2012 and 2011 was $1,090, $979 and $887, respectively.

Other Non-employee Share-Based Compensation

In connection with the acquisition of Diebold Colombia, S.A., in December 2005, the Company issued warrants to purchase 35 thousand common shares with an exercise price of $46.00 per share and grant-date fair value of $14.66 per share. The grant-date fair value of the warrants was valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.45 percent, dividend yield of 1.63 percent, expected volatility of 30 percent, and contractual life of six years. The warrants will expire in December 2016.

NOTE 4: INCOME TAXES

The following table presents components of (loss) income from continuing operations before income taxes for the years ended December 31:

	2013	2012	2011
Domestic	$(171,878)	$(37,910)	$16,173
Foreign	52,071	148,805	142,764

Total	$(119,807)	$110,895	$158,937

F.1-96

The following table presents the components of income tax expense from continuing operations for the years ended December 31:

	2013	2012	2011
Current:
U.S. Federal	$10,453	$3,381	$(921)
Foreign	59,481	39,185	41,244
State and local	3,231	2,006	932

Total current	73,165	44,572	41,255
Deferred:
U.S. Federal	(20,180)	(2,344)	9,727
Foreign	9,678)	(13,159)	(40,105)
State and local	(5,948)	(844)	(2,849)

Total deferred	(16,450)	(16,347)	(33,227)

Income tax expense	$56,715	$28,225	$8,028

In addition to the income tax expense listed above for the years ended December 31, 2013, 2012 and 2011, income tax expense (benefit) allocated directly to shareholders equity for the same periods was $67,351, $(8,909) and $(23,695), respectively. Offsetting the income tax expense allocated directly to shareholders equity for the year ended December 31, 2013 was a benefit of $9,049 related to current year movement in valuation allowance.

Income tax expense attributable to (loss) income from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent to pretax (loss) income from continuing operations. The following table presents these differences for the years ended December 31:

	2013	2012	2011
Statutory tax (benefit) expense	$(41,932)	$38,813	$55,628
Brazil nontaxable incentive	(7,849)	(10,622)	(10,652)
Valuation allowance	43,884	1,609	(35,650)
Brazil tax goodwill amortization	(3,807)	(4,802)	(5,231)
Foreign tax rate differential	(12,432)	(14,332)	(10,946)
Previously undistributed subsidiary earnings	59,460	10,648	10,724
Accrual adjustments	5,755	494	(2,584)
Non-deductible goodwill	5,189	—	—
FCPA provision, nondeductible portion	5,412	2,939	1,563
Other	3,035	3,478	5,176

Income tax expense	$56,715	$28,225	$8,028

In the second quarter of 2013, the Company recorded a valuation allowance for the Brazil manufacturing subsidiary due to a change in circumstances including lower profitability in core operations, lower anticipated taxable income and an unfavorable business outlook. The Company also changed its assertion regarding the indefinite reinvestment of foreign subsidiary earnings due primarily to forecasted cash needs within the United States and strategic decisions related to the Company’s capital structure. As a result, the Company recorded current and deferred tax expense (net of related foreign tax credits) due to the repatriation of earnings of approximately $55,000. In 2011 The Company released a valuation allowance for the Brazil manufacturing subsidiary related to a change in circumstances including sustained profitability in core operations and a favorable outlook.

The Company recognizes the benefit of tax positions taken or expected to be taken in its tax returns in the consolidated financial statements when it is more likely than not that the position will be sustained upon

F.1-97

examination by authorities. Recognized tax positions are measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement.

Details of the unrecognized tax benefits are as follows:

	2013	2012
Balance at January 1	$13,178	$12,636
Increases related to prior year tax positions	1,489	712
Decreases related to prior year tax positions	—	(181)
Increases related to current year tax positions	2,864	180
Reduction due to lapse of applicable statute of limitations	(986)	(169)

Balance at December 31	$16,545	$13,178

The entire amount of unrecognized tax benefits, if recognized, would affect the Company’s effective tax rate.

The Company classifies interest expense and penalties related to the underpayment of income taxes in the consolidated financial statements as income tax expense. Consistent with the treatment of interest expense, the Company accrues interest income on overpayments of income taxes where applicable and classifies interest income as a reduction of income tax expense in the consolidated financial statements. As of December 31, 2013 and 2012, accrued interest and penalties related to unrecognized tax benefits totaled approximately $5,805 and $4,043, respectively.

It is reasonably possible that the total amount of unrecognized tax benefits will change during the next 12 months. The Company does not expect those changes to have a significant impact on its consolidated financial statements. The expected timing of payments cannot be determined with any degree of certainty.

As of December 31, 2013, the Company is under audit by the IRS for tax years ended December 31, 2010, 2009 and 2008. All federal tax years prior to 2004 are closed by statute. The Company is subject to tax examination in various U.S. state jurisdictions for tax years 2003 to the present, as well as various foreign jurisdictions for tax years 2005 to the present.

F.1-98

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31 are as follows:

	2013	2012
Deferred tax assets:
Accrued expenses	$56,351	$43,622
Warranty accrual	25,973	26,296
Deferred compensation	15,776	18,587
Allowance for doubtful accounts	8,280	9,239
Inventories	13,437	12,930
Deferred revenue	14,900	15,101
Pension and post-retirement benefits	48,565	66,222
Finance lease receivables	—	6,210
Tax credits	34,146	23,738
Net operating loss carryforwards	79,300	74,528
Capital loss carryforwards	2,853	3,534
State deferred taxes	13,630	17,341
Sonstiges	2,233	5,903

	315,444	323,251
Valuation allowance	(92,138)	(57,303)

Net deferred tax assets	$223,306	$265,948

Deferred tax liabilities:
Property, plant and equipment	$15,989	$14,369
Goodwill and intangible assets	19,978	41,175
Finance lease receivables	1,042	—
Investment in partnership	12,824	17,056
Undistributed earnings	27,766	5,016
Other	6,759	3,511

Net deferred tax liabilities	84,358	81,127

Net deferred tax asset	$138,948	$184,821

Deferred income taxes reported in the consolidated balance sheets as of December 31 are as follows:

	2013	2012
Deferred income taxes – current assets	$110,165	$143,248
Deferred income taxes – long-term assets	39,461	76,375
Other current liabilities	(1,528)	(552)
Deferred income taxes – long-term liabilities	(9,150)	(34,250)

Net deferred tax asset	$138,948	$184,821

At December 31, 2013, the Company had domestic and international NOL carryforwards of $519,533, resulting in an NOL deferred tax asset of $79,300. Of these NOL carryforwards, $390,529 expires at various times between 2014 and 2034 and $129,004 does not expire. At December 31, 2013, the Company had a domestic foreign tax credit carryforward resulting in a deferred tax asset of $26,481 that will expire between 2018 and 2023 and a general business credit carry forward resulting in a deferred tax asset of $8,011 that will expire between 2029 and 2033.

At December 31, 2012, the Company had domestic and international NOL carryforwards of $520,803, resulting in an NOL deferred tax asset of $74,528. Of these NOL carryforwards, $407,827 expires at various

F.1-99

times between 2013 and 2033 and $112,976 does not expire. At December 31, 2012, the Company had a domestic foreign tax credit carryforward resulting in a deferred tax asset of $24,263 that will expire between 2017 and 2020 and a general business credit carry forward resulting in a deferred tax asset of $780 that will expire between 2031 and 2032.

The Company has a valuation allowance to reflect the estimated amount of certain foreign and state deferred tax assets that, more likely than not, will not be realized. The net change in total valuation allowance for the years ended December 31, 2013 and 2012 was an increase of $34,835 and a decrease of $9,685, respectively. The 2013 increase in valuation allowance is primarily attributable to recording valuation allowances for Brazil and Italy deferred tax assets, partially offset by the release of a valuation allowance for Switzerland deferred tax assets. The 2012 reduction in valuation allowance is primarily attributable to the write off of deferred tax assets and corresponding valuation allowance for dissolved legal entities. The Company believes that net deferred tax assets are more likely than not to be realized due to income generated by future operations.

For the years ended December 31, 2013 and 2012, provisions were made for foreign withholding taxes and estimated U.S. income taxes, less available tax credits, which may be incurred upon the remittance of certain undistributed earnings in foreign subsidiaries and foreign unconsolidated affiliates. Provisions have not been made for income taxes on approximately $425,997 of undistributed earnings at December 31, 2013 in foreign subsidiaries and corporate joint ventures that are deemed permanently reinvested. Determination of the amount of unrecognized deferred income tax liabilities on these earnings is not practicable because such liability, if any, depends on certain circumstances existing if and when remittance occurs. A deferred tax liability will be recognized if and when the Company no longer plans to permanently reinvest these undistributed earnings.

NOTE 5: INVESTMENTS

The Company’s investments, primarily in Brazil, consist of certificates of deposit and U.S. dollar indexed bond funds that are classified as available-for-sale and stated at fair value based upon quoted market prices and net asset values, respectively. Unrealized gains and losses are recorded in AOCI. Realized gains and losses are recognized in investment income and are determined using the specific identification method. Realized gains from the sale of securities for the years ended December 31, 2013 and 2012 were $3,987 and $4,523, respectively. Proceeds from the sale of available-for-sale securities were $55,987 and $50,431 during the years ended December 31, 2013 and 2012, respectively.

The Company has deferred compensation plans that enable certain employees to defer receipt of a portion of their cash, 401(k) or share-based compensation and non-employee directors to defer receipt of director fees at the participants’ discretion. For deferred cash-based compensation, the Company established rabbi trusts (refer to note 12), which are recorded at fair value of the underlying securities within securities and other investments. The related deferred compensation liability is recorded at fair value within other long-term liabilities. Realized and unrealized gains and losses on marketable securities in the rabbi trusts are recognized in investment income.

F.1-100

The Company’s investments, excluding cash surrender value of insurance contracts of $72,214 and $70,318 as of December 31, 2013 and 2012, respectively, consist of the following:

	Cost Basis	Unrealized Gain/(Loss)	Fair Value
As of December 31, 2013
Short-term investments:
Certificates of deposit	$215,010	$—	$215,010
U.S. dollar indexed bond funds	25,263	2,715	27,978

	$240,273	$2,715	$242,988

Long-term investments:
Assets held in a rabbi trust	$10,085	$292	$10,377

As of December 31, 2012
Short-term investments:
Certificates of deposit	$258,518	$—	$258,518
U.S. dollar indexed bond funds	3,249	119	3,368

	$261,767	$119	$261,886

Long-term investments:
Assets held in a rabbi trust	$6,266	$517	$6,783

NOTE 6: FINANCE LEASE RECEIVABLES

The Company provides financing arrangements to customers purchasing its products. These financing arrangements are largely classified and accounted for as sales-type leases. The Company did not sell any finance lease receivables in 2013. In 2012 and 2011, the Company sold finance lease receivables of $50,225 and $14,987, respectively.

The following table presents the components of finance lease receivables as of December 31:

	2013	2012
Gross minimum lease receivable	$109,312	$76,763
Allowance for credit losses	(439)	(525)
Estimated unguaranteed residual values	6,979	7,508

	115,852	83,746
Less:
Unearned interest income	(9,345)	(4,771)
Unearned residuals	(1,016)	(1,319)

	(10,361)	(6,090)

Total	$105,491	$77,656

Future minimum payments due from customers under finance lease receivables as of December 31, 2013 are as follows:

2014	$34,941
2015	29,778
2016	22,811
2017	10,805
2018	4,085
Thereafter	6,892

$109,312

F.1-101

NOTE 7: ALLOWANCE FOR CREDIT LOSSES

Trade Receivables The Company evaluates the collectability of trade receivables based on a percentage of sales related to historical loss experience. The Company will also record periodic adjustments for known events such as specific customer circumstances and changes in the aging of accounts receivable balances. After all efforts at collection have been unsuccessful, the account is deemed uncollectible and is written off.

Financing Receivables The Company evaluates the collectability of notes and finance lease receivables (collectively, financing receivables) on a customer-by-customer basis and evaluates specific customer circumstances, aging of invoices, credit risk changes and payment patterns and historical loss experience. When the collectability is determined to be at risk based on the above criteria, the Company records the allowance for credit losses which represents the Company’s current exposure less estimated reimbursement from insurance claims. After all efforts at collection have been unsuccessful, the account is deemed uncollectible and is written off.

The following table summarizes the Company’s allowance for credit losses and amount of financing receivables evaluated for impairment:

	Finance Leases	Notes Receivable	Total
Allowance for credit losses
Balance at January 1, 2012	$210	$2,047	$2,257
Provision for credit losses	263	—	263
Recoveries	52	—	52

Balance at December 31, 2012	$525	$2,047	$2,572

Provision for credit losses	8	4,134	4.142
Recoveries	3	—	3
Write-offs	(97)	(2,047)	(2,144)

Balance at December 31, 2013	$439	$4,134	$4,573

The Company’s allowance of $4,573 and $2,572 for the years ended December 31, 2013 and 2012, respectively, all resulted from individual impairment evaluation. As of December 31, 2013, finance leases and notes receivables individually evaluated for impairment were $105,930 and $17,340, respectively. As of December 31, 2012, finance leases and notes receivables individually evaluated for impairment were $78,181 and $12,855, respectively.

The Company records interest income and any fees or costs related to financing receivables using the effective interest method over the term of the lease or loan. The Company reviews the aging of its financing receivables to determine past due and delinquent accounts. Credit quality is reviewed at inception and is re-evaluated as needed based on customer specific circumstances. Receivable balances 60 days to 89 days past due are reviewed and may be placed on nonaccrual status based on customer-specific circumstances. Receivable balances are placed on nonaccrual status upon reaching greater than 89 days past due. Upon receipt of payment on nonaccrual financing receivables, interest income is recognized and accrual of interest is resumed once the account has been made current or the specific circumstances have been resolved.

As of December 31, 2013 and 2012, the recorded investment in past-due finance lease receivables on nonaccrual status was $1,670 and $2,060, respectively, and there were no recorded investments in finance lease receivables past due 90 days or more and still accruing interest. The recorded investment in impaired notes receivable was $4,134 and $2,047 as of December 31, 2013 and 2012, respectively, and was fully reserved as of December 31, 2013.

F.1-102

The following table summarizes the Company’s aging of past-due notes receivable balances:

	December 31,
	2013	2012
30-59 days past due	$85	$—
60-89 days past due	—	—
> 89 days past due	—	1.840

Total past due	$85	$1,840

NOTE 8: INVENTORIES

The following table summarizes the major classes of inventories as of December 31:

	2013	2012
Finished goods	$167,577	$183,286
Service parts	132,508	151,189
Raw materials and work in process	76,377	78,521

Total inventories	$376,462	$412,996

NOTE 9: PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment, at cost less accumulated depreciation and amortization as of December 31:

	Estimated Useful Life
	(years)	2013	2012
Land and land improvements	0-15	$7,008	$7,652
Buildings and building equipment	15	63,225	67,533
Machinery, tools and equipment	5-12	93,403	118,663
Leasehold improvements (1)	10	26,858	27,026
Computer equipment	3-5	79,719	83,822
Computer software	5-10	154,622	178,590
Furniture and fixtures	5-8	71,492	79,346
Tooling	3-5	85,560	82,539
Construction in progress		17,207	16,739

Total property plant and equipment, at cost		$599,094	$661,910
Less accumulated depreciation and amortization		438,199	477,565

Total property plant and equipment, net		$160,895	$184,345

(1)	The estimated useful life for leasehold improvements is the lesser of 10 10 years or the term of the lease

During 2013, 2012 and 2011, depreciation expense, computed on a straight-line basis over the estimated useful lives of the related assets, was $50,151, $51,447 and $50,549, respectively.

During 2013 and 2012, the Company recorded impairment charges of $2,017 and $7,835, respectively, related to its property, plant and equipment. Impairment charges in 2012 related primarily to a portion of the Company’s global enterprise resource planning (ERP) system. Previously capitalized software and software-related costs were impaired due to changes in the ERP implementation plan related to configuration and design.

F.1-103

NOTE 10: GOODWILL AND OTHER ASSETS

The changes in carrying amounts of goodwill within the Company’s segments are summarized as follows:

	NA	AP	EMEA	LA	Brasil	Total
Goodwill	$112,113	$46,012	$168,714	$4,701	$142,267	$473,807
Accumulated impairment losses	(13,171)	—	(168,714)	—	(38,859)	(220,744)

Balance at January 1, 2012	$98,942	$46,012	$—	$4,701	$103,408	$253,063

Goodwill acquired	—	—	—	—	26,003	26,003
Currency translation adjustment	63	(25)	—	321	(6,474)	(6,115)

Goodwill	112,176	45,987	168,714	5,022	161,796	493,695
Accumulated impairment losses	(13,171)	—	(168,714)	—	(38,859)	(220,744)

Balance at December 31, 2012	$99,005	$45,987	$—	$5,022	$122,937	$272,951

Impairment loss	—	—	—	—	(70,000)	(70,000)
Currency translation adjustment	(147)	(4,680)	—	(198)	(18,098)	(23,123)

Goodwill	112,029	41,307	168,714	4.824	143,698	470,572
Accumulated impairment losses	(13,171)	—	(168,714)	—	(108,859)	(290,744)

Balance at December 31, 2013	$98,858	$41,307	$—	$4,824	$34,839	$179,828

Goodwill During the third quarter of 2013, the Company performed an other-than-annual assessment for its Brazil reporting unit based on a two-step impairment test as a result of a reduced earnings outlook for the Brazil business unit. This was due to a deteriorating macro-economic outlook, structural changes to an auction-based purchasing environment and new competitors entering the market. The Company concluded that the goodwill within the Brazil reporting unit was partially impaired and recorded a $70,000 pre-tax, non-cash goodwill impairment charge. In the fourth quarter of 2013, the Brazil reporting unit was reviewed for impairment based on a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In addition, the remaining reporting units were reviewed based on a two-step test. These tests resulted in no additional impairment in any of the Company’s reporting units. The Company concluded the AP reporting unit had excess fair value of approximately $23,000 or eight percent when compared to its carrying amount. The Domestic and Canada and LA reporting units had excess fair value greater than 100 percent when compared to their carrying amounts.

In 2012, goodwill was reviewed for impairment based on a two-step test, which resulted in no impairment in any of the Company’s reporting units. In 2011, the Company performed a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In the 2011 qualitative assessment, management concluded that the Company’s reporting units were not at risk of failing step one and therefore the two-step impairment test was not performed.

Other Assets Included in other assets are net capitalized computer software development costs of $40,235 and $49,513 as of December 31, 2013 and 2012, respectively. Amortization expense on capitalized software of $20,889, $18,833 and $18,742 was included in product cost of sales for 2013, 2012 and 2011, respectively. Other long-term assets also consist of patents, trademarks and other intangible assets. Where applicable, other assets are stated at cost and, if applicable, are amortized ratably over the relevant contract period or the estimated life of the assets. Fees to renew or extend the term of the Company’s intangible assets are expensed when incurred.

In August 2012, the Company acquired GAS Tecnologia (GAS), a Brazilian Internet banking, online payment and mobile banking security company. At June 30, 2013, the Company finalized the purchase accounting with respect to opening balance sheet valuations. Goodwill and amortizable intangible assets resulting from the acquisition were approximately $26,003 and $16,000, respectively.

F.1-104

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value. For the year ended December 31, 2011, the Company recorded other asset-related impairment charges within continuing operations of $2,962.

NOTE 11: DEBT

Outstanding debt balances were as follows:

	December 31,
	2013	2012
Notes payable – current:
Uncommitted lines of credit	$43,062	$33,916
Other	729	296

	$43,791	$34,212

Long-term debt:
Credit facility	$239,000	$300,000
Senior notes	225,000	300,000
Industrial development revenue bonds	11,900	11,900
Other	4,342	5,634

	$480,242	$617,534

As of December 31, 2013, the Company had various short-term uncommitted lines of credit with borrowing limits of $106,809. The weighted-average interest rate on outstanding borrowings on the short-term uncommitted lines of credit as of December 31, 2013 and 2012 was 3.24 percent and 2.81 percent, respectively. The increase in the weighted-average interest rate is attributable to the change in mix of borrowings in foreign entities. Short-term uncommitted lines mature in less than one year. The amount available under the short-term uncommitted lines at December 31, 2013 was $63,747.

As of December 31, 2013, the Company had borrowing limits under its credit facility totaling $500,000, which expires June 2016. Under the terms of the credit facility agreement, the Company has the ability, subject to various approvals, to increase the borrowing limits by $250,000. Up to $50,000 of the revolving credit facility is available under a swing line subfacility. The weighted-average interest rate on outstanding credit facility borrowings as of December 31, 2013 and 2012 was 1.36 percent and 1.33 percent, respectively, which is variable based on the London Interbank Offered Rate (LIBOR). The amount available under the credit facility as of December 31, 2013 was $261,000. The Company incurred $1,876 of fees related to its credit facility in 2011, which are amortized as a component of interest expense over the term of the facility.

In March 2006, the Company issued senior notes in an aggregate principal amount of $300,000 with a weighted-average fixed interest rate of 5.50 percent. The Company entered into a derivative transaction to hedge interest rate risk on $200,000 of the senior notes, which was treated as a cash flow hedge. This reduced the effective interest rate from 5.50 percent to 5.36 percent. The Company funded the repayment of $75,000 of the senior notes at maturity in March 2013 using borrowings under its revolving credit facility. The maturity dates of the remaining senior notes are staggered, with $175,000 and $50,000 due in 2016 and 2018, respectively.

F.1-105

Maturities of long-term debt as of December 31, 2013 are as follows:

2015	$974
2016	415,692
2017	13,392
Thereafter	50,184

$480,242

Interest expense on the Company’s debt instruments for the years ended December 31, 2013, 2012 and 2011 was $26,896, $23,454 and $26,002, respectively.

In 1997, industrial development revenue bonds were issued on behalf of the Company. The proceeds from the bond issuances were used to construct new manufacturing facilities in the United States. The Company guaranteed the payments of principal and interest on the bonds by obtaining letters of credit. The bonds were issued with a 20-year original term and are scheduled to mature in 2017. Each industrial development revenue bond carries a variable interest rate, which is reset weekly by the remarketing agents. The weighted-average interest rate on the bonds was 0.36 percent and 0.49 percent as of December 31, 2013 and 2012, respectively. Interest expense on the bonds for the years ended December 31, 2013, 2012 and 2011 was $96, $88 and $88, respectively.

The Company’s financing agreements contain various restrictive financial covenants, including net debt to capitalization and net interest coverage ratios. As of December 31, 2013, the Company was in compliance with the financial and other covenants in its debt agreements.

NOTE 12: BENEFIT PLANS

Qualified Pension Benefits The Company has pension plans covering certain U.S. employees that have been closed to new participants since July 2003. Plans that cover salaried employees provide pension benefits based on the employee’s compensation during the ten years before retirement. The Company’s funding policy for salaried plans is to contribute annually based on actuarial projections and applicable regulations. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. The Company’s funding policy for hourly plans is to make at least the minimum annual contributions required by applicable regulations. Employees of the Company’s operations in countries outside of the United States participate to varying degrees in local pension plans, which in the aggregate are not significant.

Supplemental Executive Retirement Benefits The Company has non-qualified pension plans to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant’s compensation, as defined.

During the first quarter of 2013, the Company recognized a curtailment loss of $1,159 within selling and administrative expense as a result of the termination of certain executives.

In July 2013, the Company’s board of directors approved the freezing of certain pension and supplemental executive retirement plan (SERP) benefits effective as of December 31, 2013 for U.S.-based salaried employees. The Company recognized the plan freeze in the three-month period ended September 30, 2013 as a curtailment, since it eliminates for a significant number of participants the accrual of defined benefits for all of their future services. The impact of the curtailment includes the one-time accelerated recognition of outstanding unamortized pre-tax prior service cost of $809 within selling and administrative expense and a pre-tax reduction in AOCI of $52,462, attributable to the decrease in long-term pension liabilities. This curtailment event triggered a re-measurement for the affected benefit plans as of July 31, 2013 using a discount rate of 5.06 percent. The re-measurement resulted in a further reduction of long-term pension liabilities and AOCI (pre-tax) related to the actuarial gain occurring during the year of approximately $71,000.

F.1-106

In connection with the voluntary early retirement program in the fourth quarter of 2013, the Company recorded distributions of $138,482 of pension plan assets, of which $15,817 are not anticipated to be paid to participants until 2014. Distributions were made via lump-sum payments out of plan assets to participants. These distributions resulted in a non-cash pension charge of $67,593 recognized in selling and administrative expense within the Company’s statement of operations. The non-cash pension charge included a $8,704 curtailment loss, a $20,156 settlement loss and $38,733 in special termination benefits. During the fourth quarter of 2012, $62,754 of pension plan assets were distributed to certain deferred terminated vested participants to settle certain salary plan liabilities, which resulted in $21,907 of additional pension expense recognized in selling and administrative expense within the Company’s statement of operations.

Other Benefits In addition to providing pension benefits, the Company provides post-retirement healthcare and life insurance benefits (referred to as other benefits) for certain retired employees. Eligible employees may be entitled to these benefits based upon years of service with the Company, age at retirement and collective bargaining agreements. Currently, the Company has made no commitments to increase these benefits for existing retirees or for employees who may become eligible for these benefits in the future. Currently there are no plan assets and the Company funds the benefits as the claims are paid. The post-retirement benefit obligation was determined by application of the terms of medical and life insurance plans together with relevant actuarial assumptions and healthcare cost trend rates.

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The following tables set forth the change in benefit obligation, change in plan assets, funded status, consolidated balance sheet presentation and net periodic benefit cost for the Company’s defined benefit pension plans and other benefits at and for the years ended December 31:

	Pension Benefits		Other Benefits
	2013	2012	2013	2012
Change in benefit obligation
Benefit obligation at beginning of year	$673,711	$636,210	$15,727	$17,022
Service cost	11,616	11,446	—	—
Interest cost	27,597	31,831	628	814
Actuarial (gain) loss	(72,187)	96,043	(1,991)	(414)
Plan participant contributions	—	—	65	79
Medicare retiree drug subsidy reimbursements	—	—	215	166
Benefits paid	(26,185)	(23,909)	(1,559)	(1,940)
Curtailments	(45,858	—	—	—
Settlements	(138,482)	(77,910)	—	—
Special termination benefits	38,733	—	—	—

Benefit obligation at end of year	$468,945	$673,711	$13,085	$15,727

Change in plan assets:
Fair value of plan assets at beginning of year	$473,097	$485,489	$—	$—
Actual return on plan assets	34,560	58,560	—	—
Employer contributions	3,570	15,711	1,494	1,861
Plan participant contributions	—	—	65	79
Benefits paid	(26,185)	(23.,909)	(1,559)	(1,940)
Settlements	(138,482)	(62,754)	—	—

Fair value of plan assets at end of year (1)	$346,560	$473,097	$—	$—

Funded status	$(122,385)	$(200,614)	$(13,085)	$(15,727)

Amounts recognized in balance sheets
Fair value of plan assets at beginning of year	$80	$—	$—	$—
Actual return on plan assets	4,456	2,931	1,482	1,574
Employer contributions	118,010	197,683	11,604	14,153
Plan participant contributions
Benefits paid	(77,987)	(238,144)	(2,570)	(4,982)
Settlements	80	(1,679)	446	933

Fair value of plan assets at end of year (1)	$44,479	$(39,209)	$10,962	$11,678

Change in accumulated other comprehensive loss
Balance at beginning of year	$(239,823)	$(215,647	$(4,049)	$(4,434)
Prior service (credit) cost recognized during the year	(313)	258	(488)	(517)
Net actuarial losses recognized during the year	14,469	16,777	423	488
Net actuarial gains (losses) occurring during the year	71,075	(63,118)	1,991	414
Prior service cost recognized due to curtailment	2,075	—	—	—
Net actuarial losses recognized due to curtailment	54,455	—	—	—
Settlements	20,156	21,907	—	—

Balance at end of year	$(77.906)	$(239.823)	$(2,123)	$(4,049)

(1)	Reflects anticipated distribution of $15,817 to be paid in 2014 related to the Company’s voluntary early retirement program
(2)	Included in the consolidated balance sheets in pension and other benefits and other post-retirement benefits are international plans.

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(3)	Represents amounts in accumulated other comprehensive loss that have not yet been recognized as components of net periodic benefit cost.

	Pension Benefits			Other Benefits
	2013	2012	2011	2013	2012	2011
Components of net periodic benefit cost
Service cost	$11,616	$11,446	10,854	$—	$—	$—
Interest cost	27,597	31,831	31,491	628	814	930
Expected return on plan assets	(35,746)	(40,821)	(40,735)	—	—	—
Amortization of prior service cost (1)	(313)	(258)	259	(488)	(517)	(517)
Recognized net actuarial loss	14,469	16,777	9,497	423	488	389
Curtailment loss	10,672	—	—	—	—	—
Settlement loss	20,156	21,907	—	—	—	—
Special termination benefits	38,733	—	—	—	—	—

Net periodic benefit cost	$87,184	$41,398	$11,366	$563	$785	$802

(1)	The annual amortization of prior service cost is determined as the increase in projected benefit obligation due to the plan change divided by the average remaining service period of participating employees expected to receive benefits under the plan.

The following table represents information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31:

	2013	2012
Projected benefit obligation	$455,009	$673,711
Accumulated benefit obligation	454,681	605,424
Fair value of plan assets	332,543	473,097

The following table represents the weighted-average assumptions used to determine benefit obligations at December 31:

	Pension Benefits		Other Benefits
	2013	2012	2013	2012
Discount rate	5.09%	4.21%	5.09%	4.21%
Rate of compensation increase	n/a	3.25%	n/a	n/a

The following table represents the weighted-average assumptions used to determine periodic benefit cost at December 31:

	Pension Benefits		Other Benefits
	2013	2012	2013	2012
Discount rate	4.21%	5.04%	4.21%	5.04%
Expected long-term return on plan assets	8.05%	8.25%	n/a	n/a
Rate of compensation increase	3.25%	3.25%	n/a	n/a

The discount rate is determined by analyzing the average return of high-quality (i.e., AA-rated) fixed-income investments and the year-over-year comparison of certain widely used benchmark indices as of the measurement date. The expected long-term rate of return on plan assets is primarily determined using the plan’s current asset allocation and its expected rates of return based on a geometric averaging over 20 years. The Company also considers information provided by its investment consultant, a survey of other companies using a December 31 measurement date and the Company’s historical asset performance in determining the expected long-term rate of return. The rate of compensation increase assumptions reflects the Company’s long-term actual experience and future and near-term outlook.

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The following table represents assumed healthcare cost trend rates at December 31:

	2013	2012
Healthcare cost trend rate assumed for next year	7.5%	8.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	4.2%
Year that rate reaches ultimate trend rate	2019	2099

The healthcare trend rates are reviewed based upon the results of actual claims experience. The Company used healthcare cost trends of 7.5 percent and 8.0 percent in 2014 and 2013, respectively, decreasing to an ultimate trend of 5.0 percent in 2019 for both medical and prescription drug benefits using the Society of Actuaries Long Term Trend Model with assumptions based on the 2008 Medicare Trustees’ projections. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans.

A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost	$38	$(35)
Effect on post-retirement benefit obligation	678	(624)

The Company has a pension investment policy designed to achieve an adequate funded status based on expected benefit payouts and to establish an asset allocation that will meet or exceed the return assumption while maintaining a prudent level of risk. The plans’ target asset allocation adjusts based on the plan’s funded status. As the funded status improves or declines, the debt security target allocation will increase and decrease, respectively. The Company utilizes the services of an outside consultant in performing asset / liability modeling, setting appropriate asset allocation targets along with selecting and monitoring professional investment managers.

The plan assets are invested in equity and fixed income securities, alternative assets and cash. Within the equities asset class, the investment policy provides for investments in a broad range of publicly-traded securities including both domestic and international stocks diversified by value, growth and cap size. Within the fixed income asset class, the investment policy provides for investments in a broad range of publicly-traded debt securities with a substantial portion allocated to a long duration strategy in order to partially offset interest rate risk relative to the plans’ liabilities. The alternative asset class includes investments in diversified strategies with a stable and proven track record and low correlation to the U.S. stock market.

The following table summarizes the Company’s target mix for these asset classes in 2014, which are readjusted at least quarterly within a defined range, and the Company’s actual pension plan asset allocation as of December 31, 2013 and 2012:

	Target Allocation Percentage	Actual Allocation Percentage
	2014	2013	2012
Equity securities	45%	41%	44%
Debt securities	40%	33%	39%
Real estate	5%	8%	5%
Other	10%	18%	12%

Total	100%	100%	100%

Assets are categorized into a three level hierarchy based upon the assumptions (inputs) used to determine the fair value the assets (refer to note 18).

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Level 1 – Fair value of investments categorized as level 1 are determined based on period end closing prices in active markets. Mutual funds are valued at their net asset value (NAV) on the last day of the period.

Level 2 – Fair value of investments categorized as level 2 are determined based on the latest available ask price or latest trade price if listed. The fair value of unlisted securities is established by fund managers using the latest reported information for comparable securities and financial analysis. If the manager believes the fund is not capable of immediately realizing the fair value otherwise determined, the manager has the discretion to determine an appropriate value. Common collective trusts are valued at NAV on the last day of the period.

Level 3 – Fair value of investments categorized as level 3 represent the plan’s interest in private equity, hedge and property funds. The fair value for these assets is determined based on the NAV as reported by the underlying investment managers.

The following table summarizes the fair value of the Company’s plan assets as of December 31, 2013:

	Fair Value	Level 1	Level 2	Level 3
Cash and other	$20,884	$20,884	$—	$—
Mutual funds:
U.S. mid growth	13,477	13,477	—	—
Equity securities:
US Mid Cap-Value	12,325	12,325	—	—
US Small Cap Core-Core	15,368	15,368	—	—
International developed markets	30,327	30,327	—	—
Fixed Income Securities:
U.S. Corporate Bonds	37,414	—	37,414	—
Internationale Unternehmensanleihen	850	—	850	—
U.S. government	3,358	—	3,358	—
Other fixed income	893	—	893	—
Emerging markets	14,335	—	14,335	—
Common Collective Trusts:
Real estate (a)	29,162	—	—	29,162
Other (b)	139,720	—	139,720	—
Alternative instruments:
Multi-Strategy Hedge funds (c)	22,637	—	—	22,637
Private Equity Funds (d)	21,627	—	—	21,627

Fair value of plan assets at end of year, prior to reduction for anticipated distributions	$362,377	$92,381	$196,570	$73,426

Anticipated distributions to be paid in 2014	$(15,817)

Fair value of plan assets at end of year	$346,560

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The following table summarizes the fair value of the Company’s plan assets as of December 31, 2012:

	Fair Value	Level 1	Level 2	Level 3
Cash and other	$2,940	$2,940	$—	$—
Mutual Funds:
U.S. mid growth	18,898	18,898	—	—
Equitz securities:
U.S. mid cap value	17,106	17,106	—	—
U.S. small cap core	22,142	22,142	—	—
International developed markets	47,900	47,900	—	—
Fixed income securities:
U.S. corporate bonds	64,835	—	64,835	—
International corporate bonds	1,873	—	1,873	—
U.S. government	2,010	—	2,010	—
Other fixed income	624	—	624	—
Emerging markets	23,292	—	23,292	—
Common Collective Trusts:
Real estate (a)	25,162	—		25,162
Other (b)	194,594	—	—	194,594
Alternative Investments:
Multi-Strategy-Hedge funds (c)	28,377	—	28,377	28,377
Private Equity Funds (d)	23,344	—	23,344	23,344

Fair value of plan assets at end of year	$473,097	$108,986	$287,228	$76,883

(a)	Real estate common collective trust The objective of the real estate common collective trust (CCT) is to achieve long-term returns through investments in a broadly diversified portfolio of improved properties with stabilized occupancies. As of December 31, 2013, investments in this CCT include approximately 45 percent office, 23 percent residential, 18 percent retail and 14 percent industrial, cash and other. As of December 31, 2012 investments in this CCT include approximately 43 percent office, 21 percent residential, 17 percent retail and 19 percent industrial, cash and other. Investments in the real estate CCT can be redeemed once per quarter subject to available cash, with a 45-day notice.
(b)	Other common collective trusts At December 31, 2013, approximately 54 percent of the other CCTs are invested in fixed income securities including approximately 29 percent in mortgage-backed securities, 42 percent in corporate bonds and 29 percent in U.S. Treasury and other. Approximately 46 percent of the other CCTs at December 31, 2013 are invested in Russell 1000 Fund large cap index funds. At December 31, 2012, approximately 60 percent of the other CCTs are invested in fixed-income securities including approximately 27 percent in mortgage-backed securities, 42 percent in corporate bonds and 31 percent in U.S. Treasury and other. Approximately 40 percent of the other CCTs at December 31, 2012 are invested in Russell 1000 Fund large cap index funds. Investments in fixed-income securities can be redeemed daily.
(c)	Multi-strategy hedge funds The objective of the multi-strategy hedge funds is to diversify risks and reduce volatility. At December 31, 2013 and 2012, investments in this class include approximately 35 percent long/short equity in both years, 45 percent and 40 percent arbitrage and event investments, respectively, and 20 percent and 25 percent in directional trading, fixed income and other, respectively. Investments in the multi-strategy hedge fund can be redeemed semi-annually with a 95-day notice.
(d)

Private equity funds The objective of the private equity funds is to achieve long-term returns through investments in a diversified portfolio of private equity limited partnerships that offer a variety of investment strategies, targeting low volatility and low correlation to traditional asset classes. As of December 31, 2013 and 2012, investments in these private equity funds include approximately 50 percent, in both years, in buyout private equity funds that usually invest in mature companies with established business plans, 25 percent in both years, in special situations private equity and debt funds that focus on niche investment strategies and 25 percent in both years, in venture private equity funds that invest in early development or expansion of business. Investments in the private equity fund can be redeemed only with written consent

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from the general partner, which may or may not be granted. At December 31, 2013 and 2012, the Company had unfunded commitments of underlying funds of $5,529 in both years.

The following table summarizes the changes in fair value of level 3 assets for the years ended December 31:

	2013	2012
Balance, January 1	$76,883	$66,598
Acquisitions	—	6,088
Dispositions	(12,850)	(2,479)
Realized and unrealized gain, net	9,393	6,676

Balance, December 31	$73,426	$76,883

The following table represents the amortization amounts expected to be recognized during 2014:

	Pension Benefits	Other Benefits
Amount of net prior service credit	$(156)	$(159)
Amount of net loss	$3,131	$326

The Company contributed $3,570 to its pension plans, including contributions to the nonqualified plan, and $1,494 to its other post-retirement benefit plan during the year ended December 31, 2013. The Company expects to contribute $4,567 to its pension plans, including the nonqualified plan, and $1,695 to its other post-retirement benefit plan during the year ending December 31, 2014. The following benefit payments, which reflect expected future service, are expected to be paid:

	Pension Benefits	Other Benefits	Other Benefits after Medicare Part D Subsidy
2014	$28,253	$1,695	$1,519
2015	27,439	1,632	1,461
2016	27,613	1,574	1,410
2017	27,838	1,512	1,356
2018	28,238	1,433	1,286
2019-2023	146,370	5,905	5,311

Retirement Savings Plan The Company offers employee 401(k) savings plans (Savings Plans) to encourage eligible employees to save on a regular basis by payroll deductions. Effective July 1, 2003, a new enhanced benefit to the Savings Plans was effective in lieu of participation in the pension plan for salaried employees. The following table represents the Company’s basic match percentage on participant qualified contributions up to a percentage of their compensation:

	Employees hired prior to July 1, 2003	Employees hired on or after July 1, 2003
Effective January 1, 2011 – December 31, 2011	25% of first 6%	55% of first 6%
Effective January 1, 2012 – December 31, 2013	30% of first 6%	60% of first 6%

The Company match is determined by the Board of Directors and evaluated at least annually. Total Company match was $7,667, $8,357 and $6,483 for the years ended December 31, 2013, 2012 and 2011, respectively. Effective December 31, 2013, the salaried pension plan benefits were frozen and therefore all participants in the Savings Plan will receive equal Company basic match percentages beginning in January 2014.

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Deferred Compensation Plans The Company has deferred compensation plans that enable certain employees to defer receipt of a portion of their cash bonus, 401(k) or share-based compensation and non-employee directors to defer receipt of director fees at the participants’ discretion. For deferred cash-based compensation and 401(k), the Company established rabbi trusts which are recorded at fair value of the underlying securities within securities and other investments. The related deferred compensation liabilities are recorded at fair value within other long-term liabilities. Realized and unrealized gains and losses on marketable securities in the rabbi trusts are recognized in investment income with corresponding changes in the Company’s deferred compensation obligation recorded as compensation cost within selling and administrative expense.

NOTE 13: LEASES

The Company’s future minimum lease payments due under non-cancellable operating leases for real estate, vehicles and other equipment at December 31, 2013 are as follows:

	Total	Real Estate	Vehicles and Equipment (a)
2014	$36,216	$25,160	$11,056
2015	24,713	19,385	5,328
2016	18,837	15,185	3,652
2017	10,318	8,416	1,902
2018	6,358	5,682	676
Thereafter	16,144	16,022	122

	$112,586	$89,850	$22,736

(a)	The Company leases vehicles with contractual terms of 36 to 60 months that are cancellable after 12 months without penalty. Future minimum lease payments reflect only the minimum payments during the initial 12-month non-cancellable term.

Under lease agreements that contain escalating rent provisions, lease expense is recorded on a straight-line basis over the lease term. Rental expense under all lease agreements amounted to $75,348, $74,849 and $73,801 for the years ended December 31, 2013, 2012 and 2011, respectively.

NOTE 14: GUARANTEES AND PRODUCT WARRANTIES

In 1997, industrial development revenue bonds were issued on behalf of the Company. The Company guaranteed repayment of the bonds (refer to note 11) by obtaining letters of credit. The carrying value of the bonds was $11,900 as of December 31, 2013 and 2012.

The Company provides its global operations guarantees and standby letters of credit through various financial institutions to suppliers, regulatory agencies and insurance providers. If the Company is not able to make payment, the suppliers, regulatory agencies and insurance providers may draw on the pertinent bank. At December 31, 2013, the maximum future payment obligations relative to these various guarantees totaled $87,104, of which $26,035 represented standby letters of credit to insurance providers, and no associated liability was recorded. At December 31, 2012, the maximum future payment obligations relative to these various guarantees totaled $80,662, of which $23,435 represented standby letters of credit to insurance providers, and no associated liability was recorded.

The Company provides its customers a standard manufacturer’s warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts.

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Changes in the Company’s warranty liability balance are illustrated in the following table:

	2013	2013
Balance at January 1	$81,751	$63,355
Current period accruals (1)	58,736	74,015
Current period settlements	(57,288)	(55,619)

Balance at December 31	$83,199	$81,751

(1)	Includes the impact of foreign exchange rate fluctuations.

NOTE 15: COMMITMENTS AND CONTINGENCIES

Contractual Obligation

At December 31, 2013, the Company had purchase commitments due within one year totaling $17,355 for materials through contract manufacturing agreements at negotiated prices. The amounts purchased under these obligations totaled $8,586 in 2013.

Indirect Tax Contingencies

The Company accrues non income-tax liabilities for indirect tax matters when management believes that a loss is probable and the amounts can be reasonably estimated, while contingent gains are recognized only when realized. In the event any losses are sustained in excess of accruals, they are charged against income. In evaluating indirect tax matters, management takes into consideration factors such as historical experience with matters of similar nature, specific facts and circumstances, and the likelihood of prevailing. Management evaluates and updates accruals as matters progress over time. It is reasonably possible that some of the matters for which accruals have not been established could be decided unfavorably to the Company and could require recognizing future expenditures. Also, statutes of limitations could expire without the Company paying the taxes for matters for which accruals have been established which could result in the recognition of future gains upon reversal of these accruals at that time.

At December 31, 2013, the Company was a party to several indirect tax claims from various taxing authorities globally that were incurred in the normal course of business, none of which individually or in the aggregate is considered material by management in relation to the Company’s financial position or results of operations. In management’s opinion, the consolidated financial statements would not be materially affected by the outcome of these indirect tax claims and/or proceedings or asserted claims.

In addition to these routine indirect tax matters, the Company was a party to the proceeding described below:

In August 2012, one of the Company’s Brazilian subsidiaries was notified of a tax assessment of approximately $133,000, including penalties and interest, regarding certain Brazilian federal indirect taxes (Industrialized Products Tax, Import Tax, Programa de Integração Social and Contribution to Social Security Financing) for 2008 and 2009. The assessment alleges improper importation of certain components into the country’s free trade zone that would nullify certain indirect tax incentives. On September 10, 2012, the Company filed its administrative defenses with the tax authorities. This proceeding is currently pending an administrative level decision, which could negatively impact Brazilian federal indirect taxes in other years that remain open under statute. It is reasonably possible that the Company could be required to pay taxes, penalties and interest related to this matter, which could be material to the Company’s consolidated financial statements. Additionally, in May 2013, the U.S. Securities and Exchange Commission (SEC) requested that the Company retain certain documents and produce certain records relating to the assessment, and the Company is complying with that request.

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In response to an order by the administrative court, the tax inspector provided further analysis with respect to the tax inspector’s initial assessment in December 2013 that, if accepted by the administrative court, could indicate a potential exposure that is significantly lower than the initial tax assessment received in August 2012. However, this further analysis is not binding upon the administrative court and is subject to administrative court approval. Additionally, any decision by the administrative court is subject to automatic appeal. Accordingly, the Company cannot provide any assurance that its exposure pursuant to the initial assessment will be lowered significantly or at all. The Company has filed additional administrative defenses in response to the tax inspector’s further analysis

At December 31, 2013 and December 31, 2012, the Company had an accrual of approximately $26,000 for certain indirect tax positions in both periods. A loss contingency is reasonably possible if it has a more than remote but less than probable chance of occurring. Although management believes the Company has valid defenses with respect to its indirect tax positions, it is reasonably possible that a loss could occur in excess of the estimated accrual, for which the Company estimated the aggregate risk at December 31, 2013 to be up to approximately $395,000 for its material indirect tax matters, which amounts includes the tax assessment discussed above. The aggregate risk related to indirect taxes will decrease on an annual basis as the applicable statutes of limitations expire.

Legal Contingencies

At December 31, 2013, the Company was a party to several lawsuits that were incurred in the normal course of business, none of which individually or in the aggregate is considered material by management in relation to the Company’s financial position or results of operations. In addition, the Company has indemnification obligations with certain former employees and costs associated with these indemnifications are expensed as incurred. In management’s opinion, the Company’s consolidated financial statements would not be materially affected by the outcome of these legal proceedings, commitments or asserted claims. In addition to these routine legal proceedings, the Company was a party to the legal proceedings described below as of December 31, 2013:

Securities Action

On June 30, 2010, a shareholder filed a putative class action complaint in the United States District Court for the Northern District of Ohio alleging violations of the federal securities laws against the Company, certain current and former officers, and the Company’s independent auditors (Louisiana Municipal Police Employees Retirement System v. KPMG et al., No. 10-CV-1461). The complaint sought unspecified compensatory damages on behalf of a class of persons who purchased the Company’s stock between June 30, 2005 and January 15, 2008 and fees and expenses related to the lawsuit. The complaint generally relates to the matters set forth in the court documents filed by the SEC in June 2010 finalizing the settlement of civil charges stemming from the investigation of the Company conducted by the Division of Enforcement of the SEC. In the second quarter 2013, the Company recorded a $30,000 pre-tax charge within selling and administrative expense related to an agreement in principle to settle this matter and an offsetting $12,755 pre-tax credit within selling and administrative expense related to the Company’s insurance recovery. On November 14, 2013, the court entered an order preliminarily approving the parties’ stipulated settlement agreement; however, the settlement was subject to notice to the putative class and final approval by the court. In the fourth quarter of 2013, the Company and insurance companies paid their respective settlement amounts into an escrow fund in accordance with the terms of the settlement agreement.

Global Foreign Corrupt Practices Act (FCPA) Review

During the second quarter of 2010, while conducting due diligence in connection with a potential acquisition in Russia, the Company identified certain transactions and payments by its subsidiary in Russia (primarily during 2005 to 2008) that potentially implicated the FCPA, particularly its books and records provisions. The Company conducted a global internal review and collected information related to its global

F.1-116

FCPA compliance. In the fourth quarter of 2010, the Company identified certain transactions within its AP operation that occurred over the past several years that also potentially implicated the FCPA. The Company continues to monitor its ongoing global compliance with the FCPA.

The Company voluntarily self-reported its findings to the SEC and the U.S. Department of Justice (DOJ) and cooperated with these agencies in their review. The Company was previously informed that the SEC’s inquiry had been converted to a formal, non-public investigation. The Company reached an agreement with the DOJ and the SEC to the terms of a settlement of their inquiries, which terms were filed in federal court on October 22, 2013. These terms include combined payments to the U.S. government of $48,000 in disgorgement, penalties, and pre-judgment interest and the appointment of an independent compliance monitor for a minimum period of 18 months. The Company recorded a $28,000 pre-tax charge in the second quarter of 2013 within selling and administrative expense for additional estimated losses related to this matter. As of December 31, 2012, the accrual for estimated losses was $20,000. The Company remitted the combined payments to the U.S. government in November 2013.

NOTE 16: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company uses derivatives to mitigate the economic consequences associated with the fluctuations in currencies and interest rates. The Company records all derivative instruments on the balance sheet at fair value and the changes in the fair value are recognized in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows derivative gains and losses to be reflected in the statement of operations or AOCI together with the hedged exposure, and requires that the Company formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

Gains or losses associated with ineffectiveness are reported currently in earnings. The Company does not enter into any speculative positions with regard to derivative instruments.

The Company periodically evaluates its monetary asset and liability positions denominated in foreign currencies. The impact of the Company’s and the counterparties’ credit risk on the fair value of the contracts is considered as well as the ability of each party to execute its obligations under the contract. The Company generally uses investment grade financial counterparties in these transactions and believes that the resulting credit risk under these hedging strategies is not significant.

Foreign Exchange

Net Investment Hedges The Company has international subsidiaries with net balance sheet positions that generate cumulative translation adjustments within AOCI. The Company uses derivatives to manage potential changes in value of its net investments in Brazil. The Company uses the forward-to-forward method for its quarterly retrospective and prospective assessments of hedge effectiveness. No ineffectiveness results if the notional amount of the derivative matches the portion of the net investment designated as being hedged because the Company uses derivative instruments with underlying exchange rates consistent with its functional currency and the functional currency of the hedged net investment. Changes in value that are deemed effective are in AOCI until complete liquidation of the subsidiary, when they would be reclassified to income together with the gain or loss on the entire investment. The fair value of the Company’s net investment hedge contracts was $313 and $0 as of December 31, 2013 and 2012, respectively. The gain recognized in AOCI on net investment hedge contracts was $4,563 and $3,021 for the years ended December 31, 2013 and 2012, respectively.

Non-Designated Hedges A substantial portion of the Company’s operations and revenues are international. As a result, changes in foreign exchange rates can create substantial foreign exchange gains and losses from the revaluation of non-functional currency monetary assets and liabilities. The Company’s policy allows the use of foreign exchange forward contracts with maturities of up to 24 months to mitigate the impact of currency fluctuations on those foreign currency asset and liability balances. The Company elected not to apply hedge

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accounting to its foreign exchange forward contracts. Thus, spot-based gains/losses offset revaluation gains/losses within foreign exchange loss, net and forward-based gains/losses represent interest expense. The fair value of the Company’s non-designated foreign exchange forward contracts was $705 and $47 as of December 31, 2013 and 2012, respectively.

The following table summarizes the loss recognized on non-designated foreign exchange derivative instruments for the years ended December 31:

	2013	2012
Interest expenses	$(6,406)	$(4,934)
Foreign exchange gain (loss), net	10,900	(2,852)

Total	$4,494	$7,786

Interest Rate

Cash Flow Hedges The Company has variable rate debt and is subject to fluctuations in interest related cash flows due to changes in market interest rates. The Company’s policy allows derivative instruments designated as cash flow hedges that fix a portion of future variable-rate interest expense. As of December 31, 2013, the Company has two pay-fixed receive-variable interest rate swaps, with a notional amount totaling $50,000, to hedge against changes in the LIBOR benchmark interest rate on a portion of the Company’s LIBOR-based borrowings. Changes in value that are deemed effective are accumulated in AOCI and reclassified to interest expense when the hedged interest is accrued. To the extent that it becomes probable that the Company’s variable rate borrowings will not occur, the gains or losses on the related cash flow hedges will be reclassified from AOCI to interest expense. The fair value of the Company’s interest rate contracts was $(2,351) and $(3,558) as of December 31, 2013 and 2012, respectively.

In December 2005 and January 2006, the Company executed cash flow hedges by entering into receive-variable and pay-fixed interest rate swaps, with a total notional amount of $200,000, related to the senior notes issuance in March 2006. Amounts previously recorded in AOCI related to the pre-issuance cash flow hedges will continue to be reclassified to income on a straight-line basis through February 2016.

The gain recognized on designated cash flow hedge derivative instruments for the years ended December 31, 2013 and 2012 were $1,181 and $240, respectively. Gains and losses related to interest rate contracts are reclassified from AOCI are recorded in interest expense on the statement of operations. The Company anticipates reclassifying $946 from other comprehensive income to interest expense within the next 12 months.

NOTE 17: RESTRUCTURING AND OTHER CHARGES

The following table summarizes the impact of Company’s restructuring charges (accrual adjustments) on the consolidated statements of operations for the years ended December 31:

	2013	2012	2011
Cost of sales – services	$27,107	$6,226	$10,678
Cost of sales – products	1,256	(1,849)	3,905
Selling and administrative expense	22,561	9,037	11,607
Research, development and engineering expense	6,091	1,827	(8)

Total	$57,015	$15,241	$26,182

F.1-118

The following table summarizes the Company’s restructuring charges (accrual adjustments) within continuing operations by reporting segment for the years ended December 31:

	2013	2012	2011
Severance
NA	$46,582	$10,773	$4,000
AP	1,986	326	499
EMEA	1,231	(276)	18,785
LA	4,088	4,062	—
Brazil	3,820	3,878	—
Total Severance	53,887	14,885	23,284

Other
NA	1,988	—	239
AP	573	(20)	173
EMEA	567	376	2,486

Total Other	3,128	356	2,898

Total	$57,015	$15,241	$26,181

During the first quarter of 2013, the Company announced a multi-year realignment plan. Certain aspects of this plan were previously disclosed under the Company’s global realignment plan and global shared services plan. This multi-year realignment focuses on globalizing the Company’s service organization and creating a unified center-led global organization for research and development, as well as transform the Company’s general and administrative cost structure. Restructuring charges of $57,015 and $15,241 for the years ended December 31, 2013 and 2012, respectively, related to the Company’s multi-year realignment plan. Restructuring charges of $31,282 in 2013 related to severance as part of the the voluntary early retirement program elected by approximately 800 participants. Also included were charges related to realignment of resources and certain international facilities to better support opportunities in target markets and leverage software-led services technology to support customers in efforts to optimize overall operational performance. As of December 31, 2013, the Company anticipates additional restructuring costs of $13,000 to $16,000 to be incurred through the end of 2014, primarily within NA and EMEA. As management finalizes certain aspects of the realignment plan, the anticipated future costs related to this plan are subject to change. As of December 31, 2013, cumulative total restructuring costs for the multi-year realignment plan were $60,152, $2,559, $4,884, $452 and $7,698 in NA, AP, EMEA, LA and Brazil, respectively.

Restructuring charges of $19,450 for the year ended December 31, 2011 related to the Company’s plan for the EMEA reorganization, which realigned resources and further leveraged the existing shared services center. Total cumulative restructuring costs for the EMEA reorganization were $19,450. Other net restructuring charges were $6,732 for the year ended December 31, 2011, which related primarily to realignment in North American operations and reductions in the Company’s global workforce.

F.1-119

The following table summarizes the Company’s restructuring accrual balances and related activity:

Balance at January 1, 2011	$3,340
Liabilities incurred	26,182
Liabilities paid/settled	(19,368)

Balance ar December 31, 2011	$10,136
Liabilities incurred	15,241
Liabilities paid/settled	(13,533)

Balance at December 31, 2012	$11,844
Liabilities incurred	57,015
Liabilities paid/settled	(33,570)

Balance at December 31, 2013	$7,846

Other Charges

Other charges consist of items that the Company has determined are non-routine in nature and are not expected to recur in future operations. Net non-routine expenses of $127,931, $42,133 and $16,479 impacted the years ended December 31, 2013, 2012 and 2011, respectively.

Net, non-routine expenses for year ended December 31, 2013 included a $67,593 non-cash pension charge (refer to note 12), additional losses of $28,000 related to the settlement of the FCPA investigation, $17,245 related to settlement of the securities class action (refer to note 15), and $9,300 for executive severance costs. These non-routine charges were recorded within selling and administrative expense.

Net non-routine expenses for 2012 included $21,907 related to early pension buy-out payments made to certain deferred terminated vested participants (refer to note 12) and estimated losses of $16,750 related to the FCPA investigation and were recorded within selling and administrative expense.

The non-routine expenses in 2011 pertained to legal, consultative and audit costs related to the global FCPA investigation as well as estimated losses of $3,250 related to this matter recorded within selling and administrative expense.

NOTE 18: FAIR VALUE OF ASSETS AND LIABILITIES

The Company measures its financial assets and liabilities using one or more of the following three valuation techniques:

Market approach – Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Cost approach – Amount that would be required to replace the service capacity of an asset (replacement cost).

Income approach – Techniques to convert future amounts to a single present amount based upon market expectations.

The hierarchy that prioritizes the inputs to valuation techniques used to measure fair value is divided into three levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

F.1-120

Level 3 – Unobservable inputs for which there is little or no market data.

Summary of Assets and Liabilities Recorded at Fair Market Value

Refer to note 12 for assets held in the Company’s defined pension plans, which are measured at fair value. Assets and liabilities subject to fair value measurement are as follows:

	December 31, 2013			December 31, 2012
		Fair Value Measurements Using			Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Fair Value	Level 1	Level 2
Assets
Short-term investments:
Certificates of deposit	$215,010	$215,010	$—	$258,518	$258,518	$—
U.S. dollar indexed bond funds	27,978	—	27,978	3,368	—	3,368
Assets held in rabbi trusts	10,377	10,377	—	6,783	6,783	—
Foreign exchange forward contracts	1,382	—	1,382	960	—	960

Total	$254,747	$225,387	$29,360	$269,692	$269,692	$4,328

Liabilities
Deferred compensation	$10,377	$10,377	$—	$6,783	$6,783	$—
Foreign exchange forward contracts	364	—	364	913	—	913
Interest rate swaps	2,351	—	2,351	3,558	—	3,558

Total	$13,092	$10,377	$2,715	$11,254	$6,783	$4,471

The Company uses the end of period when determining the timing of transfers between levels. During the year ended December 31, 2013 and 2012, there were no transfers between levels.

Short-Term Investments The Company has investments in certificates of deposit that are recorded at cost, which approximates fair value. Additionally, the Company has investments in U.S. dollar indexed bond funds that are classified as available-for-sale and stated at fair value. U.S. dollar indexed bond funds are reported at net asset value, which is the practical expedient for fair value as determined by banks where funds are held.

Assets Held in Rabbi Trusts / Deferred Compensation The fair value of the assets held in rabbi trusts (refer to notes 5 and 12) is derived from investments in a mix of money market, fixed income and equity funds managed by Bank of America/Merrill Lynch. The related deferred compensation liability is recorded at fair value.

Foreign Exchange Forward Contracts A substantial portion of the Company’s operations and revenues are international. As a result, changes in foreign exchange rates can create substantial foreign exchange gains and losses from the revaluation of non-functional currency monetary assets and liabilities. The foreign exchange contracts are valued using the market approach based on observable market transactions of forward rates.

Interest Rate Swaps The Company has variable rate debt and is subject to fluctuations in interest related cash flows due to changes in market interest rates. The Company’s policy allows it to periodically enter into derivative instruments designated as cash flow hedges to fix some portion of future variable rate based interest expense. The Company executed two pay-fixed receive-variable interest rate swaps to hedge against changes in the LIBOR benchmark interest rate on a portion of the Company’s LIBOR-based borrowings. The fair value of the swap is determined using the income approach and is calculated based on LIBOR rates at the reporting date.

F.1-121

Assets and Liabilities Not Measured at Fair Value on a Recurring Basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, the Company also measures certain assets and liabilities at fair value on a nonrecurring basis. Our non-financial assets, including goodwill, intangible assets and property, plant and equipment, are measured at fair value when there is an indication of impairment. These assets are recorded at fair value, determined using level 3 inputs, only when an impairment charge is recognized. Further details regarding the Company’s goodwill other-than-annual-impairment review appears in note 10.

Assets and Liabilities Recorded at Carrying Value

The fair value of the Company’s cash and cash equivalents, trade receivables and accounts payable, approximates the carrying value due to the relative short maturity of these instruments. The fair value and carrying value of the Company’s debt instruments are summarized as follows:

	December 31, 2013		December 31, 2012
	Fair Value	Carrying Value	Fair Value	Carrying Value
Notes payable	$43,791	$43,791	$43,791	$43,791
Long-term debt	489,499	480,242	630,450	617,534

Total debt instruments	$533,290	$524,033	$664,662	$651,746

The fair value of the Company’s industrial development revenue bonds are measured using unadjusted quoted prices in active markets for identical assets categorized as level 1 inputs. The fair value of the Company’s current notes payable and credit facility debt instruments approximates the carrying value due to the relative short maturity of the revolving borrowings under these instruments. The fair values of the Company’s long-term senior notes were estimated using market observable inputs for the Company’s comparable peers with public debt, including quoted prices in active markets, market indices and interest rate measurements, considered level 2 inputs.

NOTE 19: SEGMENT INFORMATION

In the fourth quarter of 2013, the Company began managing its business on a regional geographic basis, changing from the previous model, which was a more condensed geographic basis. In order to align the Company’s external reporting of its financial results with this change, the Company has modified its segment reporting. The Company now reports the following five segments: NA, AP, EMEA, LA and Brazil. The Company’s chief operating decision maker regularly assesses information relating to these segments to make decisions, including the allocation of resources. Management evaluates the performance of the segments based on revenue and operating profit. Prior years have been restated to reflect the new segment presentation.

The five geographic segments sell and service financial self-service and security systems around the globe, as well as election and lottery solutions in Brazil, through wholly-owned subsidiaries, majority-owned joint ventures and independent distributors in most major countries. Each segment buys the goods it sells from the Company’s manufacturing plants or through external suppliers. Each year, intercompany pricing is agreed upon which drives operating profit contribution.

F.1-122

The following table represents information regarding the Company’s revenue by geographic area and by service and product solution for the years ended December 31:

	2013	2012	2011
Total customer revenues
Domestic vs. international
Domestic	$1,364,105	$1,533,674	$1,341,167
Percentage of total revenue	47.7	51,3	47.3
International	1,493,386	1,458,019	1,494,681
Percentage of total revenue	52.3%	48.7%	52.7%

Total customer revenues	$2,857,491	$2,991,693	$2,835,848

Revenue summary by service and product solution
Financial self-service:
Services	$1,188,937	$1,199,325	$1,140,872
Products	1,028,031	1,112,576	996,673

Total financial self-service	2,216,968	2.311,901	2,137,545
Security:
Services	448,123	427,007	411,474
Products	170,766	196,630	194,028

Total security	618,889	623,637	605,502

Total financial self-service & security	2,835,857	2,935,538	2,743,047
Election and lottery systems	21,634	56,155	92,801

Total customer revenues	$2,857,491	$2,991,693	$2,835,848

The Company had no customers that accounted for more than 10 percent of total net sales in 2013, 2012 and 2011.

F.1-123

Certain information not routinely used in the management of the segments, information not allocated back to the segments or information that is impractical to report is not shown. The following table represents information regarding the Company’s segment information and provides a reconciliation between segment operating profit and the consolidated financial statements for the years ended December 31:

	2013	2012	2011
Revenue summary by segment
NA	$1,415,050	$1,590,532	$1,405,018
AP	479,129	427,542	422,491
EMEA	362,167	325,489	345,534
LA	241,770	258,079	222,568
Brazil	359,375	390,051	440,237
Total customer revenues	$2.857,491	$2,991,693	$2,835,848

Intersegment revenues
NA	$76,306	$578,240	$73,399
AP	99,268	113,116	78,791
EMEA	46,011	43,204	60,419
Total intersegment revenues	$221,585	$213,560	$212,609

Segment operating profit
NA	$252,737	$294,996	$276,546
AP	62,760	62,414	74,790
EMEA	44,507	28,659	15,978
LA	35,218	44,472	40,425
Brazil	6,321	3,304	36,119
Total segment operating profit	$401,543	$433,845	$443,858

Corporate charges not allocated to segments (1)	(262,840)	(259,259)	(251,346)
Asset impairment charges	(72,017)	(15,783)	(2,962)
Restructuring charges	(57,015)	(15,241)	(26,182)
Net non-routine expenses	(127,931)	(42,133)	(16,479)
	(519,803)	(332,416)	(296,969)
Operating (loss) profit	$(118,260)	$101,429	$146,889

(1)	Corporate charges not allocated to segments include headquarter based costs associated with manufacturing administration, procurement, human resources, compensation and benefits, finance and accounting, global development/engineering, global strategy/mergers and acquisitions, global information technology, tax, treasury and legal.

NOTE 20: DISCONTINUED OPERATIONS

Included in (loss) income from discontinued operations in 2012 was the realization of the currency translation adjustment balance on the Company’s liquidated EMEA-based security business which was discontinued in 2008. Included in (loss) income from discontinued operations in 2011 were accrual adjustment benefits and costs related to the Company’s U.S.-based election systems business.

F.1-124

NOTE 21: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents selected unaudited quarterly financial information for the years ended December 31:

	First Quartile		Second Quartile		Third Quartile		Fourth Quartile
	2013	2012 (2)	2013	2012 (2)	2013	2012 (2)	2013	2012 (2)
Net sales	$633,511	$698,491	$707,113	$743,188	$705,424	$709,919	$811,443	$840,095
Gross profit	130,014	191,607	157,416	183,936	172,805	171,577	180,121	182,500
(Loss) income from continuing operations	(13,882)	44,752	(103,852)	26,580	(20,204)	16,851	(38,584)	(50,513)
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	(3,125)

Net (loss) income	(13,882)	44,752	(103,852)	26,580	(20,204)	16,851	(38,584)	(8,638)
Net (loss) income attributable to noncontrolling interests	(436)	802	1,183	1,290	1,486	630	2,850	3,220

Net (loss) income attributable to Diebold, Incorporated	$(13,446)	$46,950	$(105,035)	$25,290	$(21,690)	$16,221	$(41,434)	$(11,858)

Basic earnings per share:
(Loss) income from continuing operations, net of tax	$(0.21)	$0.70	$(1.65)	$0.40	$(0.34)	$0.26	$(0.65)	$(0.14)
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	(0.05)

Net (loss) income attributable to Diebold, Incorporated	$(0.21)	$0.70	$(1.65)	$0.40	$(0.34)	$0.26	$(0.65)	$(0.19)

Diluted earnings per share:
(Loss) income from continuing operations, net of tax	$(0.21)	$0.69	$(1.65)	$0.40	$(0.34)	$0.26	$(0.65)	$(0.14)
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	(0.05)

Net (loss) income attributable to Diebold, Incorporated	$(0.21)	$0.69	$(1.65)	$0.40	$(0.34)	$0.26	$(0.65)	$(0.14)

Basic weighted-average shares outstanding (in thousands)	63,311	62,725	63,700	63,064	63,825	63,211	63,928	63,230
Diluted weighted-average shares outstanding (in thousands) (1)	63,311	63,333	63,700	64,035	63,825	64,134	63,928	63,230

(1)	incremental shares of 659 thousand, 447 thousand, 479 thousand and 508 thousand were excluded from the computation of diluted EPS for the first, second, third and fourth quarter of 2013 and 786 thousand were excluded from the computation of diluted EPS for the fourth quarter of 2012 because their effect is anti-dilutive due to the loss from continuing operations.
(2)	prior-year amounts reflect the impact of the retrospective correction related to the Brazilian indirect taxes (refer to note 1)

Loss from continuing operations for the second quarter of 2013 was negatively impacted by $28,000 of pre-tax estimated losses related to the FCPA investigation that were partially non-deductible and a $17,500 pre-tax charge related to settlement of the securities legal action (refer to note 15). The second quarter of 2013 was negatively impacted by current and deferred tax expense of $42,838 related to a change in assertion regarding permanent reinvestment of foreign subsidiary earnings. In addition, the Company recorded non-cash tax expense related to the re-establishment of a valuation allowance of $39,130 for the Brazilian manufacturing entity. Loss from continuing operations for the third quarter of 2013 was negatively impacted by a $70,000 pre-tax, non-cash goodwill impairment charge that was partially non-deductible (refer to note 10). Loss from continuing operations for the fourth quarter of 2013 was negatively impacted by a $67,593 pre-tax non-cash pension charge (refer to note 12) and $35,611 of pre-tax restructuring charges primarily related to the voluntary early retirement program as part of the multi-year realignment plan (refer to note 17).

F.1-125

Loss from continuing operations for the fourth quarter 2012 was negatively impacted by a $21,907 pre-tax charge related to early pension buyouts (refer to note 12) and $16,750 of estimated pre-tax losses related to the FCPA investigation that were partially non-deductible.

F.1-126

DIEBOLD, INCORPORATED AND SUBSIDIARIES

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(in thousands)

	Balance at beginning of year	Additions	Deductions	Balance atend of year
Year ended December 31, 2013
Allowance for doubtful accounts	$27,854	13,411	16,393	$24,872
Year ended December 31, 2012
Allowance for doubtful accounts	$22,128	13,597	7,871	$27,854
Year ended December 31, 2011
Allowance for doubtful accounts	$24,868	10,928	13,668	$22,128

F.1-127

33. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF WINCOR NIXDORF AND

SUBSIDIARIES

F.2-1

Independent Auditors’ Report

The Board of Directors

Wincor Nixdorf AG

We have audited the accompanying consolidated financial statements of Wincor Nixdorf AG and its subsidiaries, which comprise the consolidated balance sheets as of September 30, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows and changes in group equity for each of the years in the three-year period ended September 30, 2015, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wincor Nixdorf AG and its subsidiaries as of September 30, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG Wirtschaftsprüfungsgesellschaft AG

Bielefeld, Germany

November 25, 2015

F.2-2

Wincor Nixdorf Aktiengesellschaft

CONSOLIDATED INCOME STATEMENTS

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2015, 2014, AND 2013

	Note No.	2015/2014 €k	2014/2013 €k	2012/2013 €k
Net sales	1	2,426,995	2,469,418	2,465,004
Cost of sales		-1,993,415	-1,925,675	-1,922,312

Gross profit	2	433,580	543,743	542,692
Research and development expenses		-89,620	-98,344	-98,711
Selling, general and administration expenses	3	-320,087	-314,841	-313,385
Other operating income	4	0	25,752	202
Result from equity accounted investments	10	-2,022	-1,348	733

Net profit on operating activities		21,851	154,962	131,531
Finance income	5	1,469	1,009	1,120
Finance costs	5	-8,407	-9,587	-8,310

Profit before income taxes		14,913	146,384	124,341
Income taxes	6	-7,141	-42,284	-36,492

Profit for the period		7,772	104,100	87,849
Profit attributable to non-controlling interests		1,306	3,215	721

Profit attributable to equity holders of Wincor Nixdorf AG		6,466	100,885	87,128
Shares for calculation of basic earnings per share (in thousands)	7	29,816	29,796	29,776
Shares for calculation of diluted earnings per share (in thousands)	7	29,816	29,796	29,776
Basic earnings per share (€)	7	0.22	3.39	2.93
Diluted earnings per share (€)	7	0.22	3.39	2.93

F.2-3

Wincor Nixdorf Aktiengesellschaft

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2015, 2014, AND 2013

	Note No.	2015/2014 €k	2014/2013 €k	2013/2012 €k
Profit for the period		7,772	104,100	87,849
Items that are or may be reclassified subsequently to profit or loss:
Cash flow hedges—effective portion of changes in fair value		-11,032	-13,271	-269
Cash flow hedges—reclassified to profit or loss		15,917	3,118	3,052
Exchange rate changes		12,345	10,500	-6,037
Items that will not be reclassified to profit or loss:
Actuarial gains and losses		-12,514	-17,956	-4,271

Other comprehensive income (net of tax)	16	4,716	-17,609	-7,525

Total comprehensive income		12,488	86,491	80,324

Total comprehensive income attributable to:
Non-controlling interests		1,048	2,456	359
Equity holders of Wincor Nixdorf AG		11,440	84,035	79,965

F.2-4

Wincor Nixdorf Aktiengesellschaft

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2015 AND 2014

	Note No.	2015 €k	2014 €k
Non-current assets		575,533	560,299
Intangible assets	8	354,129	351,961
Property, plant and equipment	9	121,129	124,933
Investments accounted for using the equity method	10	1,919	4,076
Investments	10	1,176	1,197
Reworkable service parts	11	29,034	27,448
Trade receivables	12	15,919	5,749
Other assets	12	4,319	4,045
Deferred tax assets	13	47,908	40,890
Current assets		931,701	979,641
Inventories	14	326,517	343,396
Trade receivables	12	485,463	519,629
Receivables from related companies	12	7,112	3,305
Current income tax assets	12	10,917	8,172
Other assets	12	63,840	61,536
Investments	10	14	19
Cash and cash equivalents	15	37,838	43,584
Total assets		1,507,234	1,539,940

	Note No.	2015 €k	2014 €k
Equity		391,440	426,809
Subscribed capital of Wincor Nixdorf AG		33,085	33,085
Retained earnings		476,673	529,407
Treasury shares		-173,712	-173,712
Other components of equity		51,301	34,241
Equity attributable to equity holders of Wincor Nixdorf AG	16	387,347	423,021
Non-controlling interests	17	4,093	3,788
Non-current liabilities		196,739	225,786
Accruals for pensions and similar commitments	18	83,262	78,197
Other accruals	19	17,745	26,619
Financial liabilities	20	65,663	85,679
Trade payables	20	0	27
Other liabilities	20	6,840	7,672
Deferred tax liabilities	13	23,229	27,592
Current liabilities		919,055	887,345
Other accruals	19	170,969	141,942
Financial liabilities	20	112,128	83,460
Advances received	20	20,703	25,489
Trade payables	20	338,128	343,785
Liabilities to related companies	20	2,438	2,521
Current income tax liabilities	20	39,959	47,860
Other liabilities	20	234,730	242,288
Total equity and liabilities		1,507,234	1,539,940

F.2-5

Wincor Nixdorf Aktiengesellschaft

CONSOLIDATED STATEMENTS OF CASH FLOWS1

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2015, 2014, AND 2013

	2015/2014 €k	2014/2013 €k	2013/2012 €k
Net profit on operating activities	21,851	154,962	131,531
Amortization/depreciation of property rights, licenses and property, plant and equipment	51,826	54,363	53,133
Write-down of reworkable service parts	2,381	6,585	6,454
Interest received	1,158	887	986
Interest paid	-6,311	-6,731	-7,052
Income taxes paid	-36,222	-36,820	-15,090
Result on disposal of intangible assets and property, plant and equipment	45	-27,056	620
Change in accruals	16,910	-17,150	-16,384
Other non-cash items	17,789	12,134	-646
Change in working capital	45,738	-49,932	-3,166
Change in other assets and other liabilities	-18,263	-6,837	9,407

Cash flow from operating activities	96,902	84,405	159,793
Payments received from the disposal of property, plant and equipment	890	34,258	2,862
Payments received from the disposal of investments and other payments received	183	16	4
Payments made for investment in intangible assets	-9,521	-6,632	-7,283
Payments made for investment in property, plant and equipment	-39,462	-47,739	-39,235
Payments made for acquisition of consolidated affiliated companies, jointly controlled entities, and other business units	-300	-5,000	0
Payments made for investments	-51	-15	0
Payments made for investment in reworkable service parts	-7,121	-10,273	-6,665

Cash flow from investment activities	-55,382	-35,385	-50,317
Payments made to equity holders	-52,178	-44,069	-31,265
Payments received from financial loan draw-downs	0	100,000	0
Payments made for repayment of financial loans	-15,000	-90,000	-40,419
Payments made to non-controlling interests	-874	-2,165	-226
Other financing activities	-3,279	-3,515	-3,697

Cash flow from financing activities	-71,331	-39,749	-75,607
Net change in cash and cash equivalents	-29,811	9,271	33,869
Change in cash and cash equivalents from exchange rate movements	368	-1,276	137
Changes in cash and cash equivalents due to changes in consolidated group
Cash and cash equivalents at beginning of period2)	-24,383	-32,378	-66,384
Cash and cash equivalents at end of period2)	-53,826	-24,383	-32,378

1)	For further explanations, see Note 27.
2)	Include cash and cash equivalents and current bank liabilities.

F.2-6

Wincor Nixdorf Aktiengesellschaft

CONSOLIDATED STATEMENTS OF CHANGES IN GROUP EQUITY

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2015, 2014, AND 2013.1)

	Equity attributable to equity holders of Wincor Nixdorf AG
				Other components of equity
	Subscribed capital €k	Retained earnings €k	Treasury shares €k	Add. paid-in capital €k	Exchange rate changes €k	Cash flow hedges €k	Total €k	Non-controlling interests €k	Equity €k
As of October 1, 2012	33,085	434,931	-175,823	45,122	-7,741	-5,013	324,561	4,666	329,227
Cash flow hedges	0	0	0	0	0	2,783	2,783	0	2,783
Exchange rate changes	0	-688	0	0	-5,349	0	-6,037	0	-6,037
Actuarial gains and losses	0	-3,909	0	0	0	0	-3,909	-362	-4,271

Other comprehensive income	0	-4,597	0	0	-5,349	2,783	-7,163	-362	-7,525
Profit for the period	0	87,128	0	0	0	0	87,128	721	87,849

Total comprehensive income	0	82,531	0	0	-5,349	2,783	79,965	359	80,324
Share options	0	1,390	0	4,088	0	0	5,478	0	5,478
Takeover of shares and other changes	0	-46	0	0	0	0	-46	-694	-740
Distributions	0	-31,265	0	0	0	0	-31,265	-163	-31,428

Transactions with equity holders	0	-29,921	0	4,088	0	0	-25,833	-857	-26,690

As of September 30, 2013	33,085	487,541	-175,823	49,210	-13,090	-2,230	378,693	4,168	382,861
As of October 1, 2013	33,085	487,541	-175,823	49,210	-13,090	-2,230	378,693	4,168	382,861
Cash flow hedges	0	0	0	0	0	-10,153	-10,153	0	-10,153
Exchange rate changes	0	0	0	0	10,528	0	10,528	-28	10,500
Actuarial gains and losses	0	-17,225	0	0	0	0	-17,225	-731	-17,956

Other comprehensive income	0	-17,225	0	0	10,528	-10,153	-16,850	-759	-17,609
Profit for the period	0	100,885	0	0	0	0	100,885	3,215	104,100

Total comprehensive income	0	83,660	0	0	10,528	-10,153	84,035	2,456	86,491
Share options	0	1,731	2,111	-24	0	0	3,818	0	3,818
Takeover of shares and other changes	0	544	0	0	0	0	544	-2,732	-2,188
Distributions	0	-44,069	0	0	0	0	-44,069	-104	-44,173

Transactions with equity holders	0	-41,794	2,111	-24	0	0	-39,707	-2,836	-42,543

As of September 30, 2014	33,085	529,407	-173,712	49,186	-2,562	-12,383	423,021	3,788	426,809
As of October 1, 2014	33,085	529,407	-173,712	49,186	-2,562	-12,383	423,021	3,788	426,809
Cash flow hedges	0	0	0	0	0	4,885	4,885	0	4,885
Exchange rate changes	0	0	0	0	12,647	0	12,647	-302	12,345
Actuarial gains and losses	0	-12,558	0	0	0	0	-12,558	44	-12,514

Other comprehensive income	0	-12,558	0	0	12,647	4,885	4,974	-258	4,716
Profit for the period	0	6,466	0	0	0	0	6,466	1,306	7,772

Total comprehensive income	0	-6,092	0	0	12,647	4,885	11,440	1,048	12,488
Share options	0	5,541	0	-472	0	0	5,069	0	5,069
Takeover of shares	0	-5	0	0	0	0	-5	-17	-22
Distributions	0	-52,178	0	0	0	0	-52,178	-726	-52,904

Transactions with equity holders	0	-46,642	0	-472	0	0	-47,114	-743	-47,857

As of September 30, 2015	33,085	476,673	-173,712	48,714	10,085	-7,498	387,347	4,093	391,440

1)	For further explanations, see Note 16.

F.2-7

Wincor Nixdorf Aktiengesellschaft

Notes to the Consolidated Financial Statements

SEGMENT REPORT IN ACCORDANCE WITH IFRS 8.

Operating Segments.1)
		Banking €k	Retail €k	Group €k
Net sales to external customers	FY 2015	1,581,612	845,383	2,426,995
	FY 2014	(1,566,498)	(902,920)	(2,469,418)
	FY 2013	(1,613,512)	(851,492)	(2,465,004)

Operating profit (EBITA)	FY 2015	3,111	18,740	21,851
	FY 2014	(104,959)	(50,003)	(154,962)
	FY 2013	(102,449)	(29,082)	(131,531)

Result from equity accounted investments	FY 2015	-2,022	0	-2,022
	FY 2014	(-1,348)	(0)	(-1,348)
	FY 2013	(733)	(0)	(733)

Segment assets	FY 2015	655,124	343,341	998,465
	FY 2014	(680,018)	(363,335)	(1,043,353)

Segment liabilities	FY 2015	298,994	180,216	479,210
	FY 2014	(295,505)	(181,978)	(477,483)

Investment in intangible assets and property, plant and equipment	FY 2015	41,245	7,738	48,983
	FY 2014	(47,668)	(11,703)	(59,371)
	FY 2013	(40,816)	(5,502)	(46,318)

Investment in reworkable service parts	FY 2015	5,626	1,495	7,121
	FY 2014	(8,013)	(2,260)	(10,273)
	FY 2013	(5,199)	(1,466)	(6,665)

Depreciation of property rights, licenses and property, plant and equipment	FY 2015	44,480	7,346	51,826
	FY 2014	(48,814)	(5,549)	(54,363)
	FY 2013	(46,597)	(6,536)	(53,133)

Write-down of reworkable service parts	FY 2015	1,881	500	2,381
	FY 2014	(5,136)	(1,449)	(6,585)
	FY 2013	(5,034)	(1,420)	(6,454)

Research and development expenses	FY 2015	54,941	34,679	89,620
	FY 2014	(63,359)	(34,985)	(98,344)
	FY 2013	(72,507)	(26,204)	(98,711)

Last years’ equivalent figures are shown in parentheses.

1)	For further explanations, see Note 28.

F.2-8

Secondary Information.1)
		Europe €k	Included in Europe: Germany €k	Asia/ Pacific/ Africa €k	Americas €k	Group €k
Net sales to external customers	FY 2015	1,652,435	554,903	479,687	294,873	2,426,995
	FY 2014	(1,730,245)	(588,194)	(444,944)	(294,229)	(2,469,418)
	FY 2013	(1,783,289)	(566,915)	(418,179)	(263,536)	(2,465,004)

Segment assets	FY 2015	667,849	348,696	230,298	100,318	998,465
	FY 2014	(685,174)	(351,249)	(253,407)	(104,772)	(1,043,353)

Non-current assets	FY 2015	154,635	134,481	11,833	1,301	167,769
	FY 2014	(153,263)	(136,136)	(13,339)	(2,508)	(169,110)

Investment in intangible assets and property, plant and equipment	FY 2015	45,965	35,627	2,673	345	48,983
	FY 2014	(53,933)	(39,666)	(4,071)	(1,367)	(59,371)
	FY 2013	(41,392)	(37,590)	(4,675)	(251)	(46,318)

Investment in reworkable service parts	FY 2015	5,783	5,783	1,338	0	7,121
	FY 2014	(8,073)	(8,073)	(2,200)	(0)	(10,273)
	FY 2013	(5,982)	(5,982)	(683)	(0)	(6,665)

Last years’ equivalent figures are shown in parentheses.

1)	For further explanations, see Note 28.

F.2-9

NOTES TO FINANCIAL STATEMENTS

GENERAL INFORMATION.

Wincor Nixdorf Group (in the following “Wincor Nixdorf” or the “Group”) is one of the world’s leading providers of IT solutions to retailers and banks. The extensive portfolio is aimed at optimizing business processes within bank branches and retail outlets. This is essentially about reducing complexity and cost, and improving service to the end customer.

The Banking segment’s proposition includes hardware, software, IT services, and consulting services. ATMs, cash recycling systems, automated teller safes and transaction terminals are key elements of the hardware portfolio. Besides software for the operating systems banks may benefit from software by means of which they are able to manage processes throughout all distribution channels.

Through the Retail segment, Wincor Nixdorf also provides hardware, software, IT services, and consulting services. Key elements are programmable ePOS systems or self-checkout systems and relate to the checkout area. The software portfolio allows the entire control of all processes and systems within the branch.

For both retail banks and retailers our IT services ensure the maximum availability of installed IT systems. Moreover, for both segments Professional Services offer software adaptation and integration to the IT environment of our customers. For reporting purposes, these services are allocated to either one of the segments Retail or Banking.

Wincor Nixdorf is represented in over 130 countries around the world and has its own subsidiary companies in 42 of these. Major business geographies are Germany and Europe. The Group’s main production facilities are located in Germany and China. Research and development within the Group is conducted predominantly in Germany, Austria, Poland, Singapore, Czechia and China.

The parent company of the Group is Wincor Nixdorf Aktiengesellschaft (in the following “Wincor Nixdorf AG”) located on Heinz-Nixdorf-Ring 1, 33106 Paderborn, Germany. The Company is registered at the local court office in Paderborn, Germany. The stock of Wincor Nixdorf AG is listed on the Frankfurt Stock Exchange in the Prime Standard segment and is part of the MDAX. The Group’s fiscal year commences on October 1 and ends on September 30 of the subsequent calendar year.

The functional and reporting currency of Wincor Nixdorf AG is the euro (€). The Group financial statements are set up in euro since this is the currency in which the majority of the Group’s transactions are carried out. Reported figures are shown in thousands of euro (€k) unless stated otherwise.

Several Group balance sheet and Group income statement items have been combined in order to improve clarity. These items are stated and explained separately in the Notes to the Group financial statements. The Group income statement is structured using the cost of sales method.

On November 25, 2015, the Board of Directors of Wincor Nixdorf AG authorized the Group financial statements for issue.

Use of International Financial Reporting Standards (IFRS).

The Group financial statements of Wincor Nixdorf AG include the group balance sheets as of September 30, 2015 (“2015”) and 2014 (“2014”) and for each of the three fiscal years then ended September 30, 2015, comprising the group income statement, the group statement of comprehensive income, the group statement of cash flows, the group statement of changes in equity and the notes to the group financial statements, which have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

F.2-10

NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

We have applied all standards issued by the IASB and interpretations by the International Financial Reporting Interpretations Committee (IFRIC) that were effective as of September 30, 2015. The following new accounting standards adopted in fiscal year 2015 did not have a material impact on our group financial statements:

•	Amendments to IAS 19: “Defined Benefit Plans: Employee Contributions”

•	Annual Improvements to IFRSs 2010-2012 Cycle

•	Annual Improvements to IFRSs 2011-2013 Cycle

F.2-11

STANDARDS ISSUED BUT NOT YET EFFECTIVE

The IASB and the IFRIC have issued additional standards and interpretations that are not yet mandatory for the reporting period. Wincor Nixdorf AG is assessing the potential impact on its consolidated financial statements resulting from the application of the following standards.

•	Amendments to IFRS 10, IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (to be applied for periods beginning on or after January 1, 2016)

•	Amendments to IFRS 10, 12, IAS 28: Investment Entities: Applying the Consolidation Exception (to be applied for periods beginning on or after January 1, 2016)

•	Amendment to IFRS 11: Accounting for Acquisitions of Interest in Joint Operations (to be applied for periods beginning on or after January 1, 2016)

•	Amendments to IFRS 14: Regulatory Deferral Accounts (to be applied for periods beginning on or after January 1, 2016)

•	Amendments to IAS 1: Disclosure Initiative (to be applied for periods beginning on or after January 1, 2016)

•	Amendments to IAS 16, IAS 38: Clarification of acceptable Methods of Depreciation and Amortization (to be applied for periods beginning on or after January 1, 2016)

•	Amendments to IAS 16, IAS 41: Agriculture: Bearer Plants (to be applied for periods beginning on or after January 1, 2016)

•	Amendments to IAS 27: Equity Method in Separate Financial Statements (to be applied for periods beginning on or after January 1, 2016)

•	Annual Improvements to IFRSs 2012-2014 Cycle (to be applied for periods beginning on or after January 1, 2016)

•	IFRS 15: Revenue from Contracts with Customers (to be applied for periods beginning on or after January 1, 2018)

•	IFRS 9: Financial Instruments (to be applied for periods beginning on or after January 1, 2018)

At the date on which the Group financial statements are issued, we do not expect any material effects resulting from the settlements that are not applied before the effective date on the presentation of the Group financial statements of Wincor Nixdorf AG at the moment of first-time application, however, the Company has not yet assessed the impact of IFRS 15 on its accounting policies.

METHODS OF CONSOLIDATION.

Consolidation Group.

The Group financial statements as of September 30, 2015, basically include those subsidiaries controlled by Wincor Nixdorf AG. Control exists if Wincor Nixdorf AG is exposed, or has rights, to variable returns of companies and has the ability to affect those returns through its power. Inclusion of such companies’ in the Group financial statements begins from the date Wincor Nixdorf AG obtains control. It ceases, when Wincor Nixdorf AG loses control of the company.

In fiscal 2014/2015, the consolidation group changed as follows:

•	Aevi International GmbH, Paderborn, subscribed capital of €25k.

•	Aevi CZ s.r.o., Prague, Czech Republic, subscribed capital of CZK12,400k (€459k).

•	Aevi UK Limited, Bracknell, Berkshire, Great Britain, subscribed capital GBP400k (€542k).

F.2-12

In fiscal 2013/2014, the consolidation group changed as follows:

•	WN CZ RETAIL SOLUTIONS s.r.o., Prague, Czech Republic, subscribed capital of CZK200k (€7k). In the course of the new foundation predominantly software products and licenses in the amount of €5,000k have been contributed from the purchase of assets from DATEC Retail Systems a.s., Zlín, Czech Republic.

•	In September 2014, the remaining 49% interest in Prosystems IT GmbH, Bonn has been acquired with civil law effect from October 1, 2014. The acquisition is considered as of September 30, 2014 under the anticipated acquisition method. The purchase price under consideration of distributable dividends is €2,185k. Since there has been no change in control, the transaction is accounted for as transaction with equity holders.

In fiscal 2012/2013, the consolidation group changed as a result of the following new foundations:

•	WN Software C.V., Delft, Netherlands, subscribed capital of €30k

•	WINCOR NIXDORF Software Partner B.V., Delft, Netherlands, subscribed capital of €30k

•	WINCOR NIXDORF Global Solutions B.V., Delft, Netherlands, subscribed capital of €0k

Furthermore, CCi Solutions Limited, Wokingham and Datalect Group Ltd., Perivale, Middlesex, both Great Britain, were liquidated and deconsolidated in fiscal 2012/2013.

In addition, during the year under review, Wincor Nixdorf increased its interest in Bankberatung Organisations- und IT-Beratung für Banken AG, Wedemark, by 0.80% to 91.29% for a total purchase price of €63k and Wincor Nixdorf Retail Consulting S.r.l., Segrate/Milan, Italy, merged with Wincor Nixdorf S.r.l.,Assago/Milan.

The number of consolidated companies changed in fiscal 2014/2015 as follows:

	Germany	Other countries	Total
October 1, 2012	23	58	81
Newly founded companies	0	3	3
Liquidated and deconsolidated companies	0	-2	-2
Intragroup mergers	0	-1	-1

September 30, 2013	23	58	81

Newly founded companies	0	1	1

September 30, 2014	23	59	82

Newly founded companies	1	2	3

September 30, 2015	24	61	85

Joint ventures of Wincor Nixdorf Group are three companies (2013/2014: two companies) which are jointly controlled with partners and in which a 50% ownership interest is held. Joint control is based on a contractual arrangement and Wincor Nixdorf has a residual interest in the net assets of the companies.

There was no significant impact on the Group’s net assets, financial position, and results of operations as a result of the change of the consolidation group in fiscal 2014/2015, 2013/2014, and 2012/2013.

F.2-13

Consolidation Principles.

The Group financial statements are based on the annual accounts of companies forming part of the Group, such accounts having been compiled under uniform Group rules as of September 30, 2015, and, for the comparative periods, as of September 30, 2014 and September 30, 2013. By departure from this, we have used interim accounts in respect of ten companies, as local statutory requirements dictate that these companies have fiscal years ending December 31.

The accounting of business combinations was carried out in accordance with IFRS 3 using the acquisition method. The cost of the acquisition is the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the transaction date. The acquired assets, liabilities, and contingent liabilities are measured at fair value from the date when control is transferred to the Group.

Goodwill is recognized at the acquisition date as the excess of the cost of the acquisition plus the amount of any non-controlling interests in the acquiree as well as the acquisition-date fair value of the acquirer’s previously held equity interest over the net fair value of identifiable assets acquired and liabilities assumed.

For each business combination, Wincor Nixdorf independently decides whether non-controlling interests of the acquiree are measured at fair value or at their proportionate share of the acquiree’s identifiable net assets.

Goodwill is not amortized on a scheduled basis. Moreover, goodwill is tested for impairment annually or if an indication for impairment exists, and if applicable, an impairment loss is recorded.

The interests in subsidiary companies, which are not attributable to the parent company, are shown within Group equity as “non-controlling interests.” Changes in equity interests in Group subsidiaries that reduce or increase Group’s percentage ownership without changes of control status are accounted for as an equity transaction between owners. As far as binding purchase options or agreements for non-controlling interests exist, these are presented based on the respective purchase price agreement at fair value as a financial liability.

Subsidiaries and investments that do not have a material impact on the Group’s financial position or results of operations are recognized in the consolidated financial statements at cost of acquisition less any impairment losses.

Mutual receivables and payables between companies included in the consolidated accounts, intra-Group income and expenses, as well as intra-Group profit or loss from the delivery of goods and services, are eliminated. If necessary, deferred taxes are applied on consolidation transactions.

Joint ventures are accounted for using the equity method. Based on the cost of the investment at the date of acquisition, the carrying amount of the investment is increased or decreased by the share of profit or loss, dividends distributed, the share of intra-Group profit elimination resulting from business with Wincor Nixdorf, and other changes in the equity of the jointly controlled interests attributable to the investments of Wincor Nixdorf AG or its consolidated subsidiaries. Investments in companies accounted for using the equity method are written down as impaired if the recoverable amount falls below the carrying amount.

Currency Translation.

In the individual annual accounts prepared in local currency, foreign currency transactions are recorded at the exchange rates applicable at the time of the transactions. Monetary items in foreign currency (cash and cash equivalents, receivables and payables) are valued at the mid exchange rate on the balance sheet date. The exchange rate profits or losses arising from the valuation or transaction of monetary items are shown in the Group income statement. Non-monetary items are recorded using historical exchange rates.

F.2-14

Annual accounts prepared in foreign currencies have been converted into euro using the functional currency method, in accordance with IAS 21. The functional currency is the currency in which a foreign entity primary operates or settles payments. As the Group companies undertake business dealings financially, economically, and organizationally independently, the functional currency is, in general, identical with the local currency. However, in the case of Wincor Nixdorf C.A., Caracas, Venezuela, WINCOR NIXDORF PTE. LTD., Singapore, WINCOR NIXDORF MANUFACTURING PTE. LTD., Singapore, Wincor Nixdorf S.A. de C.V., Mexico City, Mexico, and Wincor Nixdorf IT Support S.A. de C.V., Mexico City, Mexico, the U.S. dollar, and in the case of Wincor Nixdorf Bilgisayar Sistemleri A.S., Kadikoy/Istanbul, Turkey, the euro, is used as the functional currency, since these currencies influence the purchase and sales prices for goods and services of the foreign entities.

Balance sheet items, including goodwill, are converted at the mid exchange rate applicable on the balance sheet date, and income and expenses in the Group income statement are converted using average exchange rates (annual averages) provided that the foreign exchange rates are more or less stable. The variance arising from conversion is offset against shareholders’ equity without affecting profit. Currency differences that result from comparison to last year’s currency conversion are also charged against equity without affecting profit. In the event of the disposal of a subsidiary, which results in a loss of control, the cumulative amount of exchange rate differences previously recognized directly in equity is reclassified to the profit or loss as part of the gain or loss on disposal.

The foreign exchange rates of the significant currencies for the Group have developed as follows:

		Average rate			Closing rate
1 € =	ISO Code	2015	2014	2013	2015	2014	2013
Pounds Sterling	GBP	0.7413	0.8165	0.8431	0.7385	0.7773	0.8361
U.S. dollar	USD	1.1436	1.3535	1.3153	1.1203	1.2583	1.3505

ACCOUNTING AND VALUATION PRINCIPLES.

The Group financial statements are prepared on the basis of accounting and valuation policies that are applied uniformly throughout the Group. The accounting and valuation principles have been retained unchanged compared to the previous year.

Assets and liabilities have been valued at historical acquisition/production cost, with the exception of the items reflected at fair value, such as financial instruments classified as “financial asset or financial liabilities at fair value through profit or loss,” derivatives, and plan assets within the scope of pension obligations.

Assumptions and Estimations.

In compiling the Group financial statements, assumptions have been made and estimates used, which have affected the value and reporting of capitalized assets and liabilities, of income and expenses, and of contingent liabilities.

The assumptions mainly relate to the Group-wide setting of standard economic utilization periods of intangible assets and property, plant and equipment, and to the valuation of inventories.

Estimates that have a material influence on the consolidated financial statements are described in the course of the explanatory notes to cash flows used for impairment tests (see subsequent section on Impairment), to the ability of future tax benefits to be realized (see Note 6), to share-based payment programs (see Note 16 section Share-based Payment Program), to accruals for pensions and similar commitments (see Note 18), to other accruals (see Note 19) as well as to financial instruments (see Note 21).

F.2-15

The estimates are based on historical experience and other assumptions that are considered valid at the balance sheet date and reasonable under given circumstances. The underlying future business development is the one for which the highest probability can be assumed. Additionally, the development of the retail and banking industry as well as of the business environment has been accounted for. The estimates and the underlying assumptions are continuously verified. The actual values may vary in individual instances from the assumptions and estimates made if the general conditions unfold in contrast to the expectations at the balance sheet date. Revisions to estimates are incorporated once improved knowledge is obtained.

With regard to the general assumptions and estimates used of circumstances beyond the aforementioned, we refer to the following general remarks in this chapter as well as in the Notes to the Group Income Statement and Group Balance Sheet and Other Information.

In compiling the Group financial statements judgments with regard to the accounting of cash flow hedges have been made in the process of applying accounting policies.

Net Sales.

Net sales are derived from the revenue streams Hardware as well as Software/Services. Included in the revenue stream Software is revenue from software licenses and software-related services (professional services). The revenue stream Services comprises product-related services and high-end services like Managed Services and Outsourcing.

Net sales from the delivery of hardware and software licenses are recognized as soon as the entity has transferred to the customer the significant risks and rewards of ownership. Within this context, the entity retains neither continuing managerial involvement to the degree usually associated with ownership, nor effective control. The amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the enterprise. No net sales are recognized if there are significant uncertainties regarding recovery of the consideration due or the possible return of goods.

Net sales from professional services, product-related and high-end services are recognized when the service is rendered, insofar as the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the enterprise. In the case of maintenance agreements, net sales are recognized on a straight-line basis over the contract terms. as this measures the services performed most reliably. With long-term Professional Services contracts partial performances that are referring to proportionate allocable considerations are generally stipulated. Net sales are recognized when the partial performances have been rendered and accepted based on the conditions specified in the contract.

In case of multiple-component contracts with a determinable amount for subsequent services for software and services, the related revenues are deferred and recognized as income over the period of the contract. Amounts are normally recognized as income according to the service provision.

Net sales are generally stated net of sales taxes, other taxes, and sales deductions as discounts and allowances at the fair value of the consideration received or to be received.

Income from operating leases and finance leases is recognized based on the provisions of IAS 17.

Cost of Sales.

The cost of sales includes costs of the sale of products and services as well as purchase costs of the sale of merchandise. In addition to direct material and production costs, the cost of sales comprises overheads, including the pro-rata consumption of intangible assets and property, plant and equipment.

F.2-16

Research and Development Expenses.

Under IAS 38, research expenses are not capitalized. Research expenses are therefore recorded in profit or loss once incurred.

Development expenses of the Group are capitalized if certain criteria of IAS 38.57 are met cumulatively. Under these rules, capitalization is required whenever development expenses may be reliably measured, the product or procedure are technically feasible, future economic benefits are probable, and the Group intends and disposes of sufficient resources to complete the development and to use or sell the asset.

Capitalized development expenses are valued at cost of acquisition or production, less scheduled depreciation and impairment losses. Upon receipt, advances or reimbursements are deducted from development expenses.

In most cases, these preconditions are not met in the Group, as the nature and dimension of characteristic research and development risks mean that the functional and commercial risk inherent in the products under development can, as a rule, only be estimated with sufficient reliability when

•	development of the relevant products or processes has been completed, and

•	post-development sales and marketing activities conducted during the pre-marketing stage (marketing and sale as a trial product) have proven that the products meet the technical and commercial requirements posed by the market.

Since single development projects are often subject to approval and certification procedures, the conditions for the capitalization of costs incurred before receipt of approvals are not normally satisfied.

Non capitalized development expenses are recorded in profit or loss once incurred. This refers to the major part of the research and development expenses of the Group and concerns enhancements and improvements of already existing products. These do not comply with the criteria of IAS 38 for separate capitalization of development expenses.

Borrowing Costs.

Borrowing costs are expensed as incurred unless they are directly attributable to the acquisition, construction, or production of a qualifying asset and therefore are part of the cost of that asset.

Government Grants.

Government grants are recognized only if there is a reasonable assurance that the associated conditions will be met and the grants will be received. Basically, grants related to assets are reported as a reduction of cost of the assets concerned with a corresponding reduction of depreciation and amortization in subsequent periods. Grants related to income (e.g., grants from the Federal Employment Agency) are stated as a reduction of the corresponding expenses in the periods in which the expenses the grant is intended to compensate are incurred. During the year under review, government grants related to income came to €1,598k (2013/2014: €1,410k and 2012/2013: €1,859k) and are reported in principle in the Group income statement under functional costs (cost of sales, research and development expenses and selling, general and administration expenses).

Taxes.

Income Taxes comprise both current and deferred taxes. Taxes are recorded in the Group income statement unless they refer to items directly recorded under shareholders’ equity, in which case the corresponding taxes are also entered under shareholders’ equity without any effect upon profit.

F.2-17

Current income taxes are taxes expected to be payable for the year, on the basis of tax rates valid in the year in question, plus any tax corrections for previous years.

Deferred taxes are reported in respect of temporary differences between the values, for tax purposes, of assets and liabilities and their values in the Group financial statements. In addition, deferred tax assets in respect of the future utilization of tax losses carried forward are shown. Deferred tax assets on temporary differences and tax losses carried forward are recognized to the extent that it is probable that sufficient taxable income will be available in order to use them. The deferred taxes are shown at the rates of tax that will be effective under applicable law at the time at which the temporary differences are predicted to turn around, or at which the tax losses carried forward can probably be used.

Offsetting of deferred tax assets and deferred tax liabilities is performed if the positions are related to income taxes, which are levied by the same tax authorities, for which the Group has a right to set off the recognized amounts and which arise for the same companies or within the same tax group, respectively.

The remaining taxes, such as property and energy taxes, are included in the functional costs.

Intangible Assets.

Intangible assets are accounted for at cost and, as the useful lives are, with the exception of goodwill, finite, amortized in a scheduled manner in equal annual amounts over the relevant utilization period. If there are indications of impairment of intangible assets, they are tested for impairment (see “Impairment”) and, if necessary, written down. The write-downs are reversed with effect on profit, if the reasons for the impairment losses no longer apply, to the maximum of amortized costs.

The amortization period for commercial patents and licenses is a maximum of five years.

The amortization as well as impairment losses of intangible assets are included in the Group income statement under the functional costs (cost of sales, research and development expenses, and selling, general and administration expenses).

As in the previous year, there were no reversals of impairment losses on intangible assets. No borrowing costs were recognized as a cost component of intangible assets during the year under report.

According to IFRS 3, goodwill is not amortized on a scheduled basis, only if a need for impairment loss exists. A recorded impairment loss on goodwill may not be reversed in subsequent periods.

Property, Plant and Equipment.

Property, plant and equipment are valued at cost of acquisition or production, less scheduled depreciation and impairment losses. They were not revalued in accordance with the option under IAS 16.

Items of property, plant and equipment, they are tested for impairment (see Impairment) and, if necessary, are written down if there are indications of impairment (see Impairment). The write-downs are reversed, if the reasons for the impairment losses no longer apply, to the maximum of amortized costs.

The cost of acquisition comprises the acquisition price, ancillary costs, and subsequent acquisition costs, less any reduction received on the acquisition price. Production costs include direct costs as well as proportionate indirect costs.

Business and factory premises are amortized over a maximum of 50 years, plant and machinery over an average of ten years, other fixed assets and office equipment mainly over five years, and products leased to

F.2-18

customers as per the terms of the relevant contract. Property, plant and equipment are mainly depreciated using the straight-line method, in accordance with economic utilization. If parts of single assets have different useful lives, they are separately depreciated on a scheduled basis.

The depreciation of the fiscal year as well as impairment losses are included in the Group income statement under the functional costs (cost of sales, research and development expenses, and selling, general and administration expenses).

Expenses for the repair of property, plant and equipment, such as ongoing maintenance costs, are normally recognized in income. The cost of acquisition or construction is capitalized if a repair will result in future economic benefits.

As in the previous year, there were no reversals of impairment losses on property, plant and equipment. No borrowing costs were recognized as a cost component of property, plant and equipment during the year under review.

Impairment.

With the exception of inventories (see Reworkable Service Parts and Current Inventories) and deferred tax assets (see Taxes), the book values of assets held by the Group are checked on the balance sheet date for indicators favoring impairment. Where such indicators exist, the settlement value of the assets (recoverable amount) is estimated and where necessary devaluation is made with a corresponding charge to the Group income statement.

According to IAS 36, goodwill is tested for impairment annually, or if an indication for impairment exists, by the execution of an impairment test. In doing so, the carrying amount of a cash-generating unit or a group of cash-generating units (“cash-generating unit”) is compared with the recoverable amount. The recoverable amount of a cash-generating unit is the greater of fair value less costs to sell and value in use. If the recoverable amount of a cash-generating unit is lower than its carrying amount, a goodwill impairment loss is recorded in the amount of the difference.

The goodwill derived from the carve-out of the Siemens Group has been allocated to the operating segments Retail and Banking. As of September 30, 2015, the aggregate carrying amounts of material goodwill amount to €205,890k (2013/2014: €205,192k) for “Banking Carve-out” and to €88,238k (2013/2014: €87,939k) for “Retail Carve-out.” Goodwill resulting from subsequent acquisitions has been individually allocated to the areas within the segments Retail and Banking. These cash-generating units refer to the lowest level within the Wincor Nixdorf Group at which goodwill is monitored for management purposes. As of September 30, 2015, goodwill allocated to cash-generating unit “Banking Europe” amounts to €24,712k (2013/2014: €24,712k), the total amount of the remaining goodwill is €17,683k (2013/2014: €17,389k).

In the case of Wincor Nixdorf, the recoverable amount equals the value in use, which is determined by the discounted cash flow method. The basis for the determination of future cash flows is data from the detailed Group planning for the periods until 2017/2018. The cash flow projections take into account past experience, current operating profits and influences of expected future market developments of the respective segments and geographical sub markets. Possible future cash flows from acquisitions are not included. The assumptive continual growth of 1.5% (2013/2014: 1.5%) for perpetuity complies with the general expectation of the business development of the cash-generating units.

The compulsory weighted average cost of capital for impairment testing is determined by the Capital Asset Pricing Model. The cost of capital is composed of a risk-free interest rate and the market risk premium. Moreover, the beta derived from the peer group, the debt capital spread as well as the capital structure is considered. Furthermore, tax rates attributable to the cash-generating units and country risks are included.

F.2-19

The present value of expected cash flows is calculated by discounting the free cash flows, with an interest rate before taxes between 8.6% and 11.7% (2013/2014: 7.9 to 10.5%); for the operating segments Retail and Banking and for the cash-generating unit Banking Europe a discount rate between 9.7% and 10.1% (2013/2014: 9.8%), has been applied, resembling the referring rate of return of the business units.

In fiscal 2014/2015, 2013/2014, and 2012/2013 no impairment was necessary. There are also no indications for impairment under consideration of sensitivity analyses of possible changes in key assumptions.

The following table presents the key assumptions used for the impairment test of the cash-generating units in order to determine the value in use:

	2015			2014
	Goodwill	Long-term growth rate	Interest rate	Goodwill	Long-term growth rate	Interest rate
	€k			€k
Banking (Carve-out)	205,890	1.5%	9.7%	205,192	1.5%	9.8%
Retail (Carve-out)	88,238	1.5%	9.9%	87,939	1.5%	9.8%
Banking Europe	24,712	1.5%	10.1%	24,712	1.5%	9.8%
Other cash-generating units	17,683	1.5%	8.6 - 11.7%	17,389	1.5%	7.9 - 10.5%

Total	336,523			335,232

Leasing.

A lease is an agreement whereby the lessor assigns to the lessee the right to use an asset for an agreed period of time in return for a payment or series of payments. Leases are classified as either finance or operating leases. Leasing transactions that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee are classified as finance leases. All other leasing agreements are classified as operating leases.

Where Wincor Nixdorf is the lessor in an operating lease, the lease payments received are recognized in income. The leased asset remains on the balance sheet of the lessor.

Where Wincor Nixdorf is the lessee in an operating lease, the lease payments are expensed.

Where Wincor Nixdorf is the lessor in a finance lease, the net investment in the lease is reflected in sales and a leasing receivable is recognized. The lease payments received are divided into the principal portion and the interest income using the effective-interest method.

Where Wincor Nixdorf is the lessee in a finance lease, the leased asset is capitalized at the lower of the fair value or present value of the minimum lease payments at the beginning of the lease term, and simultaneously recognized under financial liabilities. The minimum lease payments essentially comprise financing costs and the principal portion of the remaining obligation. The leased asset is depreciated by the straight-line method over the estimated useful life or the shorter lease term. The lease payments to be made are divided into the principal portion and the interest expense using the effective-interest method.

Leasing agreements where Wincor Nixdorf is the lessor in an operating lease or finance lease are agreements in connection with the rental of ATMs and POS systems.

Reworkable Service Parts and Current Inventories.

Reworkable service parts and current inventories are valued at purchase or production cost, or at lower net realizable value.

F.2-20

The purchase cost of reworkable service parts, raw materials, supplies, and merchandise is calculated using the average valuation method.

In accordance with IAS 2 “Inventories,” pro-rata material costs and production overheads (assuming normal utilization), including depreciation on production equipment and production-related social security costs, are included along with production material and production wages in the production cost of reworkable service parts and finished and unfinished products. Interest on loan capital is not capitalized.

Write-downs for inventory risks are undertaken to an appropriate and adequate extent. Lower net realizable values are used where required. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. If the reasons for a lower valuation no longer apply to inventories that have formerly been written down and the net selling price has therefore risen, the reversal of the write-down is recognized in the Group income statement as a reduction of cost of sales.

As of the balance sheet date, there were no substantial orders that would require capitalization in accordance with IAS 11 “Construction Contracts.”

Other Receivables and Liabilities.

Non-financial assets and liabilities as well as accrued items and advance payments are carried at amortized costs.

Financial instruments.

Basic Information.

Financial assets are recognized if Wincor Nixdorf has a contractual right to receive cash or another financial asset from another party. Financial liabilities are recognized if Wincor Nixdorf has a contractual obligation to transfer cash or other financial assets to another party. Purchases and sales of financial assets are basically recognized as of the settlement date. However, purchases and sales of securities are accounted for with the settlement price and derivatives with the acquisition costs at trade date.

Financial assets and liabilities are initially measured at fair value. The carrying amount of financial instruments that are not measured at fair value through profit or loss in subsequent periods includes also the directly attributable transaction costs.

Wincor Nixdorf does not use the option to categorize financial assets or financial liabilities at fair value through profit or loss (Fair Value Option (FVO)) when initially recognized, with the exception of the issue described in Notes (10) and (21).

Subsequent measurement of financial instruments recognized in the Group accounts is in line with the measurement categories defined in IAS 39 “Financial Instruments: Recognition and Measurement”:

•	Financial Assets or Financial Liabilities at Fair Value through Profit or Loss (FVO and held for trading (HfT)): at fair value

•	Held-to-Maturity Investments (HtM): at amortized cost

•	Loans and Receivables (LaR): at amortized cost

•	Available-for-Sale Financial Assets (AfS): at fair value or at cost

•	Financial Liabilities at Amortized Cost (FLAC): at amortized cost

F.2-21

There were no reclassifications between the different IAS 39 measurement categories in the year under review.

Financial assets and liabilities are reported without being offset. They are only offset when there is a legal right to do so and the enterprise intends to settle them on a net basis. The recognized carrying amount of current financial assets and liabilities is an appropriate estimate of the fair value.

If there are objective or substantial indications of impairment of a financial asset, an impairment loss is recognized in profit or loss and presented on separate accounts for impairment loss . The carrying amounts of financial assets not carried at fair value are examined for impairment requirements both individually (specific allowances for impairment losses) and in groups with similar default risk profiles (specific impairment allowances calculated on a portfolio basis). Objective evidence includes, for example, considerable financial difficulty of the debtor obligor, disappearance of an active market, and significant changes in the technological, market, economic, or legal environment. A significant or prolonged decline in fair value of an equity instrument is an objective evidence of impairment. The expenses are recorded in profit and loss under the functional costs. Appropriate risk provisioning was recognized for all discernible risks of default. The theoretically maximum remaining risk of default of financial assets is therefore the same as their recognized carrying amounts.

Financial assets are derecognized when the contractual rights to cash flows end, or substantially all the risks and rewards of ownership are transferred to another party. Financial liabilities are derecognized when the contractual obligation is settled or legally revoked.

Net gains and losses from financial instruments essentially include changes of write-downs and foreign currency valuation effects recognized in net profit on operating activities and interest income and expenses recognized in the financial result.

For information on risk management please refer to Note 21 and/or to the Group Management Report.

Investments.

IAS 39 divides these financial instruments into the categories of “financial assets at fair value through profit or loss,” “held to maturity,” “available for sale,” or “loans and receivables.” Investments measured and managed internally at fair value and designated accordingly on initial recognition are categorized as financial assets at fair value through profit or loss. Investments whose fair value may be reliably measured are classified as “Available-for-Sale Financial Assets” and measured at fair value; changes in fair value will be recognized in other comprehensive income. If this is not possible, investments are measured at cost.

Loans are credits that are classified as “loans and receivables” according to IAS 39. Measurement in subsequent periods is at amortized cost using the effective-interest rate method.

Receivables and Other Assets.

Receivables and other assets are sub-classified into “Trade Receivables” and “Other Receivables and Other Assets.”

First-time recognition of “Trade Receivables” is at fair value plus directly attributable transaction costs. Measurement in subsequent periods is at amortized cost using the effective-interest rate method due to the “loans and receivables” measurement category.

“Other Receivables and Other Assets” comprise both non-financial assets and financial assets including derivative financial instruments. With the exception of derivative financial instruments, financial assets are measured at fair value plus directly attributable transaction costs at first-time recognition. They are assigned to

F.2-22

the “loans and receivables” category under IAS 39, and are measured at amortized cost using the effective-interest rate method in subsequent periods. Non-financial assets are measured in line with the respective applicable standard.

Cash and Cash Equivalents.

Cash and cash equivalents include marketable securities as well as cash in hand and cash at bank (including checks). Cash on hand and bank balances are measured at fair value plus directly attributable transaction costs at first-time recognition. They are assigned to the “loans and receivables” category under IAS 39, and are therefore measured at amortized cost in subsequent periods using the effective-interest rate method. Foreign currency stocks are valued at their mid-price on the balance sheet date. Bank balances and securities included in cash and cash equivalents have a remaining term of up to three months on acquisition.

At Wincor Nixdorf, securities are principally allocated to the categories “financial assets at fair value through profit or loss” or “available-for-sale financial assets.” Both categories are initially and subsequently measured at fair value. In order to determine the fair value of marketable securities at the balance sheet date, respective quotations of banks have been obtained and market prices of trading systems have been used. Changes in value of the securities classified as “financial assets at fair value through profit or loss” are recorded in finance income and finance costs. Changes in securities classified as “available-for-sale financial assets” are shown within equity under consideration of deferred tax effects. At the selling date, realized gains or losses are recorded in finance income and finance costs.

Financial Liabilities.

Primary financial instruments include financial liabilities, trade payables and non-derivative other financial liabilities. Trade payables and non-derivative other financial liabilities include amounts for outstanding invoices and deferred staff liabilities. In accordance with IAS 39, primary financial liabilities are stated at fair value at initial recognition, considering directly attributable transaction costs. Measurement in subsequent periods is at amortized cost using the effective-interest rate method.

Derivative Financial Instruments.

Derivative financial instruments of the Group comprise hedging instruments used to manage interest rates and exchange rate fluctuations. These instruments serve to reduce income volatility. No derivatives are held for trading purposes. Nevertheless, derivatives not meeting the requirements for hedge accounting in accordance with IAS 39, or for which the hedged item no longer exists, are classified as “held for trading.”

The scope of hedge accounting by financial derivatives comprises recognized, pending and highly probable hedged items. In accordance with IAS 39, derivatives meet the recognition criteria for assets and liabilities, as a result of which they must be capitalized (other assets) or expensed (other liabilities) at fair value.

Derivative transactions are accounted for at acquisition cost at the trading date, in general, acquisition costs of derivative transactions equal their fair values at that date. In subsequent periods, they are capitalized at their fair values. Resultant profits or losses flow through to profit for the period in question where the requirements for cash flow hedge accounting are not met. If hedging relationships are effective, the amounts of profit are under consideration of deferred tax effects credited (and losses charged) to equity, with no effect on profit or loss. The reclassification from equity to Group income statement takes place when the hedged item is recognized in income, or is no longer expected to occur.

Accruals for Pensions and Similar Commitments.

Accruals in respect of beneficiaries’ and pensioners’ pension obligations are created using the projected unit credit method. This method takes account not only of known pensions and known earned future pension

F.2-23

entitlements at the balance sheet date, but also of expected future increases in pensions and salaries having estimated the relevant influencing factors.

Plan assets measured at fair value are netted with directly related pension obligations. A negative net obligation arising from prepaid future contributions is only recognized as an asset to the extent that a cash refund from the plan or reductions of future contributions to the plan are available (“asset ceiling”). Any exceeding amount is recognized in equity in the period when it is incurred. The interest on plan assets and defined benefit obligations is calculated with a single interest rate in accordance with the provisions of IAS 19.

According to IAS 19.83 the discount rate used to discount accruals for pensions and similar commitments has to be determined at each valuation date. The discount rate is based on the market yields on high-quality corporate bonds and with that at low-risk. The terms of the corporate bonds have to be consistent with the estimated terms of the obligations. Unchanged to the previous fiscal year Wincor Nixdorf applies the “Mercer Yield Curve approach” (MYC). The interest rate determination has been adjusted in 2015. Until May 31, 2015, the interest rate determination has been based on a selection of AA-rated corporate bonds according to Bloomberg analysis. Starting from June 2015, AA-rated corporate bonds out of indices of Thomas Reuters Datastream with minor adjustments to the interest curve have been used. The impact of these modifications is minor and has no effect on the valuation of the defined benefit obligations as of September 30, 2015.

Pension expenses are recorded immediately in the relevant year’s profit for the period. Service cost is presented in the functional costs and net interest on net defined benefit liability in the financial result. Effects from remeasurements of the net defined benefit liability are fully recognized in the fiscal year in which they occur. They are reported as a component of other comprehensive income in the statement of comprehensive income. They remain outside profit or loss in subsequent periods as well.

Other Accruals.

Other accruals are created on the balance sheet in respect of legal or constructive obligations to third parties resulting from past events, as well as for onerous contracts where the outflow of funds to settle such obligations is probable and can be estimated reliably.

Other accruals are measured in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” or IAS 19 “Employee Benefits.” The values used for such accruals are based on the best estimate. Where required, accruals are stated net of unaccrued interest. Claims for reimbursements from third parties are capitalized separately if their realization is virtually certain.

Accruals for restructuring costs are recognized in accordance with IAS 37.70 et seq. when the Group has a detailed formal plan for the restructuring and has notified the affected parties. Those accruals only cover expenses that arise directly from restructuring measures, are necessary for restructuring, and are not related to future business operations.

Where income from an order does not cover prime cost, accruals are created for onerous contracts to the value of the variance between income and expenses.

Where delay and contract penalties are agreed in contracts for the supply of goods and/or services, and where the incurrence of penalties is probable in the light of the current position, a corresponding accrual for delay and contract penalties is created.

Share-based Payment Transactions.

Share options, i.e., share-based payment transactions settled by the issuance of equity instruments, are measured at fair value at the grant date. The fair value of the obligation is recognized during the vesting period as

F.2-24

a personnel expense and in equity. The fair value is obtained using the internationally recognized Black-Scholes-Merton formula.

NOTES TO THE GROUP INCOME STATEMENT.

(1) Net Sales.

Net sales are comprised as follows:

	2015	2014	2013
	€k	€k	€k
Hardware	1,015,283	1,126,834	1,185,075
Software/Services	1,411,712	1,342,584	1,279,929

	2,426,995	2,469,418	2,465,004

(2) Gross Profit.

Gross margin on net sales amounts to 17.9% (2013/2014: 22.0% and 2012/2013: 22.0%) and is 4.1 percentage points down compared with the previous fiscal years.

The foreign currency gains and losses of -€35,981k (2013/2014: -€8,299k and 2012/2013: -€9,799k) shown in the Group income statement are essentially comprised within the cost of sales.

(3) Selling, General and Administration Expenses.

These mainly comprise personnel expenses and general costs in selling and administrative departments, plus miscellaneous taxes.

(4) Other Operating Income.

Other operating income of 2014/2015 amounts to €0k (2013/2014: €25,752k and 2012/2013: €202k). Other operating income of the previous year primarily resulted from the gain from the sale of real estate.

(5) Finance Income and Finance Costs.

Finance income and finance costs are comprised as follows:

	2015	2014	2013
	€k	€k	€k
Income from securities and other income	311	126	135
Interest and similar income	1,158	883	985

Finance income	1,469	1,009	1,120
Interest and similar expenses	-6,273	-6,766	-6,768
Interest element within additions to long-term accruals and other finance costs	-2,134	-2,821	-1,542

Finance costs	-8,407	-9,587	-8,310

	-6,938	-8,578	-7,190

(6) Income Taxes.

	2015	2014	2013
	€k	€k	€k
Current taxes on income and profit	-25,991	-39,560	-29,064
Deferred tax income and expenses	18,850	-2,724	-7,428

	-7,141	-42,284	-36,492

F.2-25

The amounts for ongoing taxes on income and profit relate, within Germany, to corporate income tax and municipal corporate income tax, plus proceeds from partial release of tax accruals made during the previous year and, in the case of foreign subsidiaries, income-related taxes calculated in accordance with the national tax legislation applicable to the individual companies.

The deferred taxes are the result of time-related variances in reported values between the tax accounts of individual companies and the values of the Group balance sheet, using the liability method, plus capitalization of tax losses capable of being carried forward. In reviewing the amount of a deferred tax asset recognized in the balance sheet, it is crucial to assess whether it is probable that temporary differences will reverse and tax losses carried forward will be utilized, being the basis for the recognition of deferred tax assets. This is dependent on future taxable profits arising in those periods when taxable temporary differences reverse and tax losses carried forward may be utilized. Based on past experience and the projected development of taxable profit, Wincor Nixdorf assumes that the corresponding benefits associated with deferred tax assets will be realized. A deferred tax asset will be recognized to the extent that it is probable that future taxable profit will allow the deferred tax asset to be recovered. As of September 30, 2015, tax losses carried forward exist in the amount of €28,967k (2013/2014: €10,111k and 2012/2013: €10,804k) and temporary differences in the amount of €25,732k (2013/2014: €9,417k and 2012/2013: €979k) on which no deferred tax asset has been capitalized. Tax losses amounting to €15,393k (2013/2014: €6,463k and 2012/2013: €2,125k) for which no deferred tax assets were recognized account for the period until 2025 (2013/2014: 2025 and 2012/2013: 2022).

Any dividends payable in the future of Wincor Nixdorf AG will have no effect upon the Group’s tax charges.

Actual tax expenses are €2,667k above (2013/2014: €1,631k below and 2012/2013: €810k below) those which would be expected to be arrived at through the application of the ultimate parent company’s tax rate.

As of September 30, 2015, unchanged to the previous years, all German deferred taxes were calculated in respect of temporary differences using a combined tax rate of rounded 30%. The reported value of all deferred taxes on tax losses carried forward was arrived at by using tax rates as, in the previous years, of 14% for municipal corporate income tax and 16% for corporation tax and solidarity tax.

The table below contains a reconciliation of expected net tax expenses to the actual reported tax:

	2015	2014	2013
	€k	€k	€k
Profit before income taxes	14,913	146,384	124,341
Expected tax expenses based on a tax rate of 30%	-4,474	-43,915	-37,302
Differences from expected tax expenses
Difference to local tax rates	4,240	2,450	2,125
Increases/decreases in tax due to tax-exempt income and non-tax-deductible expenses	710	2,292	-2,723
Corrections relating to other periods and other effects	-494	-808	1,830
Changes of allowances/non-recognition of deferred taxes on current losses and temporary differences	-7,547	-3,223	-2,358
Usage of deferred tax assets not recognized in previous years	0	250	1,454
Others	424	670	482

Total adjustments	-2,667	1,631	810

Actual tax expenses	-7,141	-42,284	-36,492

The effective tax rate is 47.9% (2013/2014: 28.9% and 2012/2013: 29.3%).

F.2-26

The deferred tax assets and liabilities relate to the following balance sheet items:

	Sept. 30, 2015 €k		Sept. 30, 2014 €k
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Intangible assets	60	64,776	70	62,141
Property, plant and equipment	8,483	637	6,743	588
Investments	411	607	58	1,663
Inventories	14,007	1,345	14,751	2,816
Receivables and other current assets	3,330	5,516	5,778	4,660
Pension accruals	21,588	784	17,070	440
Other accruals	27,517	1,005	21,241	961
Liabilities	15,555	1,043	18,763	264
Losses carried forward	6,536	0	2,357	0
Other	2,905	0	0	0

	100,392	75,713	86,831	73,533
Netting off of deferred tax assets and liabilities	-52,484	-52,484	-45,941	-45,941

	47,908	23,229	40,890	27,592

The changes in deferred tax assets and liabilities shown above are recognized in profit or loss with the following exceptions, which are charged directly to equity:

In the deferred tax assets to pension accruals revaluations of the net defined liability with an equity increasing effect of €12,654k (2013/2014: €18,989k) are included.

Changes in equity to the fair value of financial instruments that meet the requirements of IAS 39 for hedge accounting had an equity-enhancing effect of deferred taxes in the amount of €3,213k (2013/2014: €5,307k) and are presented in the deferred tax liabilities to receivables and other assets in the amount of €195k (2013/2014: €0k) and the deferred tax assets to liabilities of €3,405k (2013/2014: €5,307k).

(7) Earnings per Share.

Basic earnings per share are calculated by dividing profit or loss attributable to shareholders of Wincor Nixdorf AG by the weighted average number of shares outstanding. Diluted earnings per share additionally reflect the potential dilution that would occur if stock option plans (Note 16) were exercised.

In fiscal 2014/2015 as well as in fiscal years 2013/2014 and 2012/2013 no potentially dilutive ordinary shares had to be considered, as the average market price of ordinary shares during the period did not exceed the exercise price of the options.

	2015	2014	2013
Profit attributable to equity holders of Wincor Nixdorf AG (€k)	6,466	100,885	87,128
Number of shares outstanding as of October 1 (in thousands)	29,816	29,776	29,776
Number of shares outstanding as of September 30 (in thousands)	29,816	29,816	29,776
Weighted average number of shares outstanding (in thousands)	29,816	29,796	29,776
Basic earnings per share (€)	0.22	3.39	2.93
Number of potentially dilutive ordinary shares (in thousands)	0	0	0
Weighted average number of shares used to compute diluted earnings per share (in thousands)	29,816	29,796	29,776
Diluted earnings per share (€)	0.22	3.39	2.93

F.2-27

NOTES TO THE GROUP BALANCE SHEET.

(8) Intangible Assets.

Changes in intangible assets were as follows:

	Commercial patents and similar rights/items plus licenses to such rights/items €k	Internally generated intangible assets €k	Goodwill €k	Total €k
Cost of acquisition or production
Balance as of September 30, 2013	52,865	0	337,203	390,068
Currency translation	692	0	1,194	1,886
Additions	11,551	0	0	11,551
Transfers	8	0	0	8
Disposals	-6,579	0	0	-6,579

Balance as of September 30, 2014	58,537	0	338,397	396,934
Currency translation	1,551	0	1,291	2,842
Additions	5,815	3,706	0	9,521
Disposals	-13,567	0	0	-13,567

Balance as of September 30, 2015	52,336	3,706	339,688	395,730
Depreciation
Balance as of September 30, 2013	39,507	0	3,165	42,672
Currency translation	692	0	0	692
Depreciation for the fiscal year	8,165	0	0	8,165
Transfers	2	0	0	2
Disposals	-6,558	0	0	-6,558
Balance as of September 30, 2014	41,808	0	3,165	44,973

Currency translation	1,472	0	0	1,472
Depreciation for the fiscal year	8,658	0	0	8,658
Impairment	6	0	0	6
Disposals	-13,508	0	0	-13,508

Balance as of September 30, 2015	38,436	0	3,165	41,601
Carrying amount as of September 30, 2015	13,900	3,706	336,523	354,129

Carrying amount as of September 30, 2014	16,729	0	335,232	351,961

During fiscal 2014/2015, the acquisitions, which mainly relate to commercial patents and licenses for outsourcing projects and own infrastructure, resulted in additions of €5,815k (2013/2014: €11,551k and 2012/2013: €7,083k). Furthermore, internally generated intangible assets in the amount of €3,706k (2013/2014: €0k and 2012/2013: €0k) have been capitalized for a multi-functional payment terminal called Albert (Cashless Payment Solutions).

F.2-28

(9) Property, Plant and Equipment.

Changes in property, plant and equipment were as follows:

	Land, buildings, and other equivalent rights €k	Plant and machinery €k	Other fixed assets and office equipment €k	Products leased to customers €k	Equipment under construction €k	Total €k
Cost of acquisition or production
Balance as of September 30, 2013	56,491	56,339	291,539	13,158	4,187	421,714
Currency translation	712	617	1,944	161	26	3,460
Additions	3,396	2,301	35,939	1,201	4,983	47,820
Transfers	245	445	3,356	0	-4,054	-8
Disposals	-9,286	-5,816	-27,904	-787	0	-43,793
Reclassifications	0	0	159	0	-159	0

Balance as of September 30, 2014	51,558	53,886	305,033	13,733	4,983	429,193
Currency translation	243	406	3,061	8	39	3,757
Additions	1,708	1,189	33,182	970	2,413	39,462
Transfers	36	712	4,202	0	-4,950	0
Disposals	-108	-1,987	-43,094	-575	0	-45,764
Balance as of September 30, 2015	53,437	54,206	302,384	14,136	2,485	426,648
Depreciation
Balance as of September 30, 2013	26,648	39,113	220,375	6,974	0	293,110
Currency translation	323	492	1,984	129	0	2,928
Depreciation for the fiscal year	3,167	2,848	38,236	1,947	0	46,198
Transfers	1	-4	-7	0	8	-2
Disposals	-4,788	-5,493	-27,182	-511	0	-37,974
Reclassifications	0	0	8	0	-8	0

Balance as of September 30, 2014	25,351	36,956	233,414	8,539	0	304,260
Currency translation	36	298	2,678	-27	0	2,985
Depreciation for the fiscal year	3,069	3,199	33,119	1,935	0	41,322
Impairment	0	1,121	719	0	0	1,840
Disposals	-88	-1,769	-42,503	-528	0	-44,888

Balance as of September 30, 2015	28,368	39,805	227,427	9,919	0	305,519

Carrying amount as of September 30, 2015	25,069	14,401	74,957	4,217	2,485	121,129

Carrying amount as of September 30, 2014	26,207	16,930	71,619	5,194	4,983	124,933

Additions to property, plant and equipment are valued at €39,462k (2013/2014: €47,820k), with large individual elements of this being other fixed assets and office equipment at €33,182k (essentially IT equipment and specialist tools), and equipment under construction at €2,413k.

Products leased to customers concern automated teller machines, which are leased in the scope of operating lease contracts. The minimum lease periods are between three and ten years, with extension options in existence under identical terms.

F.2-29

The future minimum lease payments under all non-redeemable lease agreements are as follows:

	Sept. 30, 2015 €k	Sept. 30, 2014 €k
Residual term up to 1 year	6,892	8,262
Residual term between 1 and 5 years	18,303	26,267
Residual term more than 5 years	1,538	1,498

	26,733	36,027

(10) Investments and Investments Accounted for Using the Equity Method.

Among investments, interests, loans, and other receivables are recorded.

The 6% interest in WINCOR NIXDORF Immobilien GmbH & Co. KG, Paderborn, is – unchanged to the previous year – accounted for “financial assets at fair value through profit or loss (FVO).” Fair value measurement did not result in any change compared to the previous fiscal year, and the net book value amounts to unchanged €1,047k as of September 30, 2015 (2013/2014: €1,047k). This investment does not have a quoted market price in an active market; therefore existing contractual settlements were used in order to calculate the fair value.

The following tables show the summarized financial information of the Group’s joint ventures:

	2015 €k	2014 €k
Current assets	8,410	10,712
Non-current assets	10,133	4,618
Current liabilities	8,653	8,095
Non-current liabilities	2,971	2,294

	2015 €k	2014 €k	2013 €k
Net sales	25,469	30,566	66,986
Profit for the period	-1,803	-1,077	1,735
Other comprehensive income	437	464	-485
Total comprehensive income	-1,366	-613	1,100

The result from equity-accounted investments including the elimination of prorated intra-Group profits amounting to -€2,022k (2013/2014: -€1,348k and 2012/2013: €733k) include the results of CI Tech Components AG, Burgdorf, Switzerland, of CROWN B.V., Delft, the Netherlands as well as of WINSERVICE AS, Oslo, Norway.

(11) Reworkable Service Parts.

Where necessary, the lower net realizable value was used, with due regard to selling and production costs still to be incurred. The total book value of reworkable service parts, valued as of September 30, 2015, at their lower of cost and net realizable value, was €29,034k (2013/2014: €27,448k). Write-down of reworkable service parts reported under cost of sales is €2,381k (2013/2014: €6,585k and 2012/2013: €6,454k).

F.2-30

(12) Receivables and Other Assets.

Trade receivables are comprised as follows:

	Sept. 30, 2015 €k	Sept. 30, 2014 €k
Trade receivables, gross	530,068	549,704
less: allowance for doubtful accounts	-28,686	-24,326

Trade receivables, net	501,382	525,378

Trade receivables with an amount of €15,919k (2013/2014: €5,749k) become due after one year.

Allowances for trade receivables have changed as shown in the following table:

	Specific allowances			Portfolio-based allowances			Total
	2014/2015 €k	2013/2014 €k	2012/2013 €k	2014/2015 €k	2013/2014 €k	2012/2013 €k	2014/2015 €k	2013/2014 €k	2012/2013 €k
Balance as of October 1	20,269	19,190	13,584	4,057	3,678	3,482	24,326	22,868	17,066
Changes in allowances with effect on profit and loss	4,965	1,079	5,606	-605	379	196	4,360	1,458	5,802

Balance as of September 30	25,234	20,269	19,190	3,452	4,057	3,678	28,686	24,326	22,868

On the balance sheet date, trade receivables which are past due but not impaired, exist as follows:

	Past due 1 - 30 days €k	Past due 31 - 180 days €k	Past due more than 180 days €k
September 30, 2015	57,020	57,325	3,273
September 30, 2014	54,884	56,397	57

With respect to trade receivables as at the balance sheet date past due but not impaired, based on credit history and current credit ratings, there are no indications that customers will not be able to meet their obligations. This also applies to the trade receivables that are neither past due at the balance sheet date nor impaired.

Trade receivables comprise receivables from finance leases in the amount of €22,129k (2013/2014: €12,274k). The leasing contracts are originally concluded for a term of up to ten years. Allowances for finance lease receivables amounted to €162k (2013/2014: €0k and 2012/2013: €0k) in fiscal 2014/2015.

Residual Terms of Present Value of Minimum Lease Payments Receivable.

	Sept. 30, 2015	Sept. 30, 2014
	€k	€k
Residual term up to 1 year	7,577	6,545
Residual term between 1 and 5 years	14,498	5,694
Residual term more than 5 years	54	35

	22,129	12,274

F.2-31

Residual Terms of Total Gross Investment in the Lease.

	Sept. 30, 2015 €k	Sept. 30, 2014 €k
Residual term up to 1 year	8,462	7,195
Residual term between 1 and 5 years	15,728	6,073
Residual term more than 5 years	55	37
Unearned finance income	-2,116	-1,031

Present value of minimum lease payments receivable	22,129	12,274

Other receivables and other assets comprise the following:

	Sept. 30, 2015		Sept. 30, 2014
	€k		€k
	Total	Due > 1 year	Total	Due > 1 year
Receivables from related companies	7,112	0	3,305	0
Current income tax assets	10,917	0	8,172	0
Other assets	68,159	8,660	65,581	10,208

	86,188	8,660	77,058	10,208

Other assets include the following items:

	Sept. 30, 2015		Sept. 30, 2014
	€k		€k
	Total	Due > 1 year	Total	Due > 1 year
Sales tax	24,088	0	19,820	0
Surplus of plan assets	1,155	1,155	1,501	1,501
Prepaid expenses	25,074	4,341	24,886	6,163
Other	6,774	0	5,958	18

Other non-financial assets	57,091	5,496	52,165	7,682
Forward currency transactions	1,243	0	1,540	0
Receivables from employees	1,822	52	1,807	3
Other	8,003	3,112	10,069	2,523

Other financial assets	11,068	3,164	13,416	2,526

	68,159	8,660	65,581	10,208

(13) Deferred Taxes.

Deferred taxes have been accrued for under the “temporary concept” in accordance with IAS 12 “Income Taxes,” using the tax rates in force, approved, and known, as of the balance sheet date.

As of September 30, 2015, these items include deferred tax assets of €47,908k (2013/2014: €40,890k) and deferred tax liabilities of €23,229k (2013/2014: €27,592k), after netting off deferred tax liabilities with deferred tax assets. Deferred tax assets of €6,536k (2013/2014: €2,357k) are the result of the probable future utilization of tax losses carried forward. Further explanatory notes on deferred tax assets are contained in Note 6.

F.2-32

(14) Inventories.

	Sept. 30, 2015	Sept. 30, 2014
	€k	€k
Raw materials and supplies	76,334	85,254
Unfinished goods	23,250	19,874
Finished goods and merchandise	225,678	236,813
Advances made	1,255	1,455

	326,517	343,396

Where necessary, the lower net realizable value was used, with due regard to selling and production costs still to be incurred. The total book value of inventories valued as of September 30, 2015, at their lower of cost and net realizable value, was €116,519k (2013/2014: €112,879k). Inventory impairment reported under cost of sales is €5,795k (2013/2014: €8,780k and 2012/2013: €9,777k).

(15) Cash and Cash Equivalents.

The cash in hand of €3,396k (2013/2014: €3,266k) mainly includes test cash for automated teller machines. Bank balances add up to €32,850k (2013/2014: €38,497k). Checks amount to €1,592k (2013/2014: €1,821k).

(16) Group Equity.

The changes in Group equity and individual elements thereof are shown in detail in the “Changes in Group Equity” table.

Distributions.

On principle, Wincor Nixdorf remains committed to the existing dividend policy whereby around 50% of the profit for the period shall be distributed to shareholders in the form of a dividend.

However, for fiscal 2014/2015, the Board of Directors proposes to not distribute a dividend owing to the minor profit for the period of of €7,772k.

The amount of €52.178k (€1.75 per share) was distributed in fiscal 2014/2015 to Wincor Nixdorf AG equity holders.

Capital Management.

As a matter of principle, Wincor Nixdorf pursues the goal of generating an appropriate return on invested capital. However, the Group’s reported equity serves merely as a passive management parameter, with sales and EBITA applied as active management parameters.

Subscribed Capital.

The capital stock is divided into 33,084,988 no-par shares (“Stückaktien” governed by German law). All shares issued up to and including September 30, 2015, 2014, and 2013, are fully paid-up. Each share is granted equal voting rights and equal dividend entitlement. Changes in the number of shares issued and entitled to dividend were as follows:

As of October 1, 2013	29,776,490
Issuance/disposal of treasury shares	39,721

As of October 1, 2014 / September 30, 2015	29,816,211

Weighted average of shares in fiscal 2014/2015	29,816,211

F.2-33

Treasury Shares.

As of September 30, 2015, the total number of treasury shares held by the Company was 3,268,777 (2014: 3,268,777; 2013: 3,308,498). This equals 9.88% (2014: 9.88%; 2013: 9.99%) of the subscribed capital. The acquisition costs, including ancillary costs of acquisition to the amount of €111k (2014: €111k; 2013: €113k), amounting to €173,712k (2014: €173,712k; 2013: €175,823k) were deducted in full from equity.

Authorized Share Capital.

As the result of a resolution at the AGM on January 20, 2014, the Board of Directors has been authorized to increase the Company’s share capital with the Supervisory Board’s approval by up to €16,542,494.00 through the issue for cash and/or contributions in kind of new ordinary bearer shares under single or multiple initiatives up to January 19, 2019.

Contingent Share Capital.

The share capital is conditionally increased by up to €1,654,249.00, divided into up to 1,654,249 bearer shares (Contingent Share Capital I 2014). This Contingent Share Capital increase is to be used exclusively to cover stock options issued to members of the Company’s Management Board, board members of subordinate associated companies within and outside of Germany, and to other executives and employees of the Company and its subordinate associated companies, as specified in detail in the authorization resolved by the AGM on January 20, 2014. It shall only be effected to the extent that bearers of share options exercise their right to subscribe for Company shares and the Company does not provide the consideration in cash or by means of its own shares. The new shares shall carry dividend rights from the beginning of the fiscal year in which they are issued. Should the issue take place before the ordinary AGM, the new shares shall be entitled to dividends for the previous fiscal year as well.

The share capital is conditionally increased by up to €10,000,000.00, divided into up to 10,000,000 bearer shares (Contingent Share Capital II). The Contingent Share Capital increase to create Contingent Share Capital II shall be carried out only insofar as the holders of option or conversion rights, or the parties who have conversion/option obligations from participatory certificates with warrants and/or convertible participatory certificates and/or bonds with warrants and/or convertible bonds that are issued or guaranteed up to January 20, 2018, by the Company or a dependent group company of the Company within the meaning of Section 17 German Stock Corporation Act (AktG), pursuant to the authorization adopted by the AGM on January 21, 2013, make use of their option or conversion rights or, if they have conversion/option obligations, fulfill their conversion/option obligation. The new shares shall be issued at the option or conversion price to be defined in accordance with the above authorization adopted. The new shares shall carry dividend rights from the beginning of the fiscal year in which they are issued pursuant to the exercise of option and conversion rights or fulfillment of option or conversion obligations. If they are issued before the ordinary AGM, the new shares shall be entitled to dividends for the previous fiscal year as well. The Board of Directors is authorized, with the consent of the Supervisory Board, to define the further details of the Contingent Share Capital increase.

Authorization to issue participatory certificates with warrants and/or convertible participatory certificates and/or convertible bonds and/or bonds with warrants and/or income bonds and to exclude the subscription right.

The Board of Directors was authorized by the AGM on January 21, 2013, with the consent of the Supervisory Board, once or several times up to January 20, 2018,

•

to issue bearer participatory certificates (i) to which bearer participatory certificates with warrants are attached or (ii) that are attached to a conversion right for the holder for a maximum term of 20 years as of their issue, and to grant option rights to the holders of participatory certificates with warrants and conversion rights to the holders of convertible participatory certificates to bearer shares in the

F.2-34

Company as detailed by the conditions of the participatory certificates with warrants or convertible participatory certificates and instead of or in addition

•	to issue bearer bonds with warrants and/or bearer convertible bonds and/or bearer income bonds (hereinafter referred to jointly as “bonds with warrants and/or convertible bonds”) with a maximum term of 20 years and to grant option rights to the holders of bonds with warrants and conversion rights to the holders of convertible bonds to bearer shares in the Company as detailed by the conditions of the bonds with warrants or convertible bonds.

The aggregate principle amount of the participatory certificates with warrants and/or convertible participatory certificates and/or bonds with warrants and/or convertible bonds to be issued under this authorization shall not exceed €500,000,000.00. Option rights or conversion rights shall only be issued for Company shares that account for a maximum total of €10,000,000.00 of the capital stock.

The Board of Directors was also authorized to exclude the subscription right of shareholders in certain cases.

Retained Earnings.

Other retained earnings contain the cumulative profits made by the subsidiary companies included in the Group financial statements, the profit for the period, other consolidation reserves, reserves resulting from expired share-based payment programs, actuarial gains and losses recognized in other comprehensive income, and effects of the limit on plan assets as well as corresponding deferred tax effects.

Other Components of Equity.

Other components of equity consist of all amounts recognized directly in equity resulting from the translation of the financial statements of foreign subsidiaries, the effects of recognizing changes in the fair value of derivative financial instruments directly in equity, deferred taxes on items recognized directly in equity, as well as the additional funds received from the issue of shares and the personnel expenses arising from the share-based payment programs 2012 to 2015 (2013/2014: share-based payment programs 2011 to 2014 and (2012/2013: share-based payment programs 2010 to 2013) for management members.

Other Comprehensive Income.

The table below presents the development of other comprehensive income and the associated tax effects:

	2015			2014			2013
	Gross result	Taxes	Net result	Gross result	Taxes	Net result	Gross result	Taxes	Net result
	€k			€k			€k
Cash flow hedges	6,978	-2,093	4,885	-14,504	4,351	-10,153	3,976	-1,193	2,783
Exchange rate changes	12,345	0	12,345	10,500	0	10,500	-6,037	0	-6,037
Actuarial gains and losses	-6,139	-6,375	-12,514	-25,393	7,437	-17,956	-6,181	1,910	-4,271

Other comprehensive income	13,184	-8,468	4,716	-29,397	11,788	-17,609	-8,242	717	-7,525

F.2-35

Share-based Payment Program.

Wincor Nixdorf has set up 12 share-based payment programs for managers since 2004 (2004-2015). The following conditions have to be applied to programs 2012 to 2014:

The vesting period of the share options is four years. Each share option entitles the bearer to purchase one share in the Company at the exercise price (strike price). There is no limit to the profit which can accrue upon purchase. In each case, the exercise price is equivalent to 112% of the average exchange price on the 30 stock exchange trading days that immediately preceded the issue of stock options on March 25, 2011 (program 2011), March 30, 2012 (program 2012), March 22, 2013 (program 2013) and March 26, 2014 (program 2014 ) (program 2012: €40.20, program 2013: €38.57, program 2014: €56,20); it takes account of distributions made during the life of the options, such as dividend payments and any drawing rights or other special rights. The target criteria have not been changed during the life of the programs until now. In order to sign up to acquire, and later exercise, share options employees must make a separate private investment in Company shares at a ratio of 1:10 (shares : share options), and such shares must be held by them until at least the end of the exercise period. The options can be exercised within a period of ten stock exchange trading days commencing on the first stock exchange trading day following expiration of the holding period of four years (exercise period). The vesting conditions also stipulate that the declaration of exercise may or must be issued during the specified vesting period of four years, within the last ten stock exchange trading days in XETRA on the Frankfurt Stock Exchange, effective from the end of the last day of the vesting period or a later date. The Company is entitled to settle the options either in shares or cash. Basically, the holder of the option has to remain in the Company’s employ until the end of the vesting period.

As of March 25, 2015, Wincor Nixdorf granted 717,048 share options for an exercise price of €49.20 under another share-based payment program to its managers (share-based payment program 2014). The vesting period of the share options is four years. Each share option entitles the bearer to purchase one share in the Company at the exercise price (strike price). There is no limit to the profit which can accrue upon purchase. In each case, the exercise price is equivalent to 112% of the average exchange price on the 30 stock exchange trading days that immediately preceded the issue of stock options on March 25, 2015 (€43.93); it takes account of distributions made during the life of the options, such as dividend payments and any drawing rights or other special rights. The target criteria have not been changed during the life of the program until now. In order to sign up to acquire, and later exercise, share options employees must make a separate private investment in Company shares at a ratio of 1:10 (shares : share options), and such shares must be held by them until at least the end of the exercise period. The options can be exercised within a period of ten stock exchange trading days in Xetra on the Frankfurt Stock Exchange commencing on the first stock exchange trading day following expiration of the holding period of four years (exercise period). The vesting conditions also stipulate that the declaration of exercise may or must be issued during the specified vesting period of four-years, within the last ten stock exchange trading days in Xetra on the Frankfurt Stock Exchange, effective from the end of the last day of the vesting period or a later date. The Company is entitled to settle the options either in shares or cash. Basically, the holder of the option has to remain in the Company’s employ until the end of the vesting period.

The underlying assumptions for the programs 2011–2015 are as follows:

	Program 2015	Program 2014	Program 2013	Program 2012	Program 2011
Granted share options	717,048	678,361	774,806	699,725	641,167
Fair value of the option at grant date	€7.99	€7.58	€7.50	€6.57	€9.73
Exercise price of the option at grant date	€49.20	€62.94	€43.20	€45.02	€67.33
Expected volatility	26.6%	23.9%	31.5%	31.2%	24.5%
Option life	4 years	4 years	4 years	4 years	4 years
Expected dividends	€5.93	€9.17	€7.85	€6.01	€7.83
Risk-free interest rate	0.01%	0.40%	0.43%	1.20%	2.814%
Fluctuation rate	2.8%	2.8%	2.8%	2.8%	2.8%

F.2-36

Share options reported as of September 30, 2015, consist of options from share-based payment programs 2011 to 2015. The program 2011 will expire in March 2015, the program 2012 in March 2016, the program 2013 in March 2017, the program 2014 in March 2018 and the program 2015 in March 2019. The weighted average residual term of the programs is about 2 years.

The vesting period for the 2011 share-based payment program expired on March 25, 2015. The share options allocated within the scope of this share option plan expired during the reporting period, without replacement or compensation, as the average price of Wincor Nixdorf shares remained below the exercise price of the 2011 share option plan during the exercise period.

The fair values of the options have been calculated by the application of the Black-Scholes-Merton formula. For the programs 2011 to 2015, the expected volatility is the average of the historic volatilities of EUREX options on the Wincor Nixdorf share for 3-month and 12-month periods.

The changes in the composition of share options are as follows:

	2015		2014		2013
	Number	Average exercise price €	Number	Average exercise price €	Number	Average exercise price €
As of October 1	2,524,329	53.83	2,422,298	51.49	1,840,892	55.80
Granted during the period	717,048	49.20	678,361	62.94	774,806	43.20
Exercised during the period	0	—	449,560	56.38	0	—
Expired during the period	632,367	63.84	126,770	48.76	193,400	59.28

As of September 30	2,609,010	50.13	2,524,329	53.83	2,422,298	51.49

Exercisable as of September 30	0	—	0	—	0	—

During the fiscal year, personnel expenses in connection with the share-based payment programs amounted to €5,068k (2013/2014: €4,854k and 2012/2013: €4,088k). The additional paid-in capital has been increased by this amount.

(17) Non-controlling Interests.

Non-controlling interests are presented in detail in the “Changes in Group Equity” table.

F.2-37

(18) Accruals for Pensions and Similar Commitments.

For certain groups of employees of the Group, post-employment benefit schemes are available. Schemes vary depending on the legal, economic, and tax environments of the respective country. They are primarily designed as defined benefit plans, but also as defined contribution plans. For defined benefit plans accruals for pensions and similar commitments are recorded for the net defined liability after taking account of amounts recognized as asset:

	Sept. 30, 2015 €k	Sept. 30, 2014 €k	Sept. 30, 2013 €k
Present value of unfunded obligations	45,619	45,292	36,784
Present value of funded obligations	276,861	262,965	235,638
Fair value of plan assets	-240,373	-231,561	-207,751
Past service cost not included in profit and loss	0	0	571
Effect of the asset ceiling	0	0	93

Net defined benefit liability	82,107	76,696	65,335
Therein amount recognized as asset	1,155	1,501	1,072

Accruals for pensions and similar commitments	83,262	78,197	66,407

The over-funding (amount recognized as asset) of €1,155k (2013/2014: €1,501k) is presented under other non-current assets.

Defined benefit plans.

The significant defined benefit plans are arranged for employees in Germany and in Switzerland. There are inter alia also defined benefit plans in the United Kingdom, Belgium and France. The weighted average duration of the defined benefit plans is 10 years.

In Germany, post-employment benefit schemes are set up as employer funded pension plans as well as deferred compensation plans.

With regard to employment law, the employer funded pension commitments in Germany are based upon direct performance-related commitments in terms of defined contribution plans. Each beneficiary receives, depending on individual pay-scale grouping, contractual classification, or income level, different yearly contributions. The contribution is multiplied by an age factor appropriate to the current pension scheme and credited to the individual retirement account of the employee. The retirement accounts may be used up at retirement by either a one-time pay-off or payments of ten years’ installments at maximum. Insured events are disability, death and reaching of retirement age.

In Switzerland, the post-employment benefit scheme stems from statutory provisions. The employees receive their pension payments as a function of contributions paid, a fixed interest rate and annuity factors. Insured events are disability, death and reaching of retirement age.

In June 2006, Wincor Nixdorf created plan assets according to IAS 19 as part of a Contractual Trust Arrangement (“CTA”), by transferring assets to a registered association (Wincor Nixdorf Pension Trust e. V.) in order to fund pension obligations to employees in Belgium, Germany, France and Switzerland. The association is investing in current and non-current assets; this way considering the maturity structure of the underlying pension obligations. The funding strategy is reviewed regularly by analyzing asset development as well as the current situation of the financial market. At the end of the previous fiscal year, the CTA plan assets have been funded with additional €15,000k in cash (2013/2014:€15,000k and 2012/2013: €0k).

F.2-38

In addition, in Switzerland, external plan assets are invested with a country-specific retirement fund. The plan assets are subject to minimum funding requirements in Switzerland.

The only considerable risk to which the plans expose Wincor Nixdorf Group is the capital market development. The latter is influencing the discount rate for the valuation of the defined benefit obligations as well as the return on plan assets.

Change in Defined Benefit Obligation.

	Sept. 30, 2015 €k	Sept. 30, 2014 €k
Present value of defined benefit obligation as of October 1	308,257	272,422
Current service cost	7,958	7,378
Past service cost	-388	0
Effects from settlements	-193	-255
Interest cost	6,665	8,881
Effect of changes in demographic assumptions	-166	-404
Effect of changes in financial assumptions	4,367	30,190
Effect of experience adjustments	2,024	-522
Pension payments	-9,605	-8,897
Settlement payments from plan	-585	-1,438
Member contributions	1,566	1,765
Taxes and insurance premiums	-81	-67
Divestitures/transfers	-1,246	-2,467
Exchange rate differences	3,907	1,671

Present value of defined benefit obligation as of September 30	322,480	308,257

Change in Plan Assets.

	Sept. 30, 2015 €k	Sept. 30, 2014 €k
Fair value of plan assets as of October 1	231,561	207,751
Interest income	5,087	6,847
Return on plan assets (excluding interest income)	657	4,239
Member contributions	785	761
Employer contributions	1,867	1,588
Transfer to pension trust	0	15,000
Pension payments	-700	-2,081
Settlement payments from plan	-585	-1,438
Taxes and insurance premiums	-81	-67
Divestitures/transfers	-1,246	-2,602
Exchange rate differences	3,028	1,563

Fair value of plan assets as of September 30	240,373	231,561

For fiscal 2015/2016, employer contributions to plan assets in the amount of €1,725k are expected.

F.2-39

Plan assets were invested in the following assets:

	2015	2014
Equity instruments	3.1%	2.9%
Debt instruments	30.9%	11.4%
Investment funds	22.4%	39.7%
Assets held by insurance company	11.5%	10.1%
Real estate	6.0%	6.3%
Short-term financial investments	26.1%	29.6%

Plan assets do not contain any own financial instruments. The real estate is primarily not used by the Group. Shares, debt instruments and investment funds have a quoted market price in an active market, whereas real estate and insurance contracts have not.

Effect of the asset ceiling.

	2015 €k	2014 €k	2013 €k
Effect of the asset ceiling as of October 1	0	93	110
Interest expense	0	5	0
Changes in asset ceiling (excluding interest expense)	0	-105	-12
Exchange rate differences	0	7	-5

Effect of the asset ceiling as of September 30	0	0	93

The effect of the asset ceiling in the previous year resulted from the defined benefit plan in the United Kingdom.

Net defined benefit liability reconciliation.

	Sept. 30, 2015 €k	Sept. 30, 2014 €k
Net defined benefit liability as of October 1	76,696	65,335
Pension expenses	8,955	8,591
Actuarial gains/losses	5,568	25,025
Changes in asset ceiling (excluding interest expense)	0	-105
Pension payments	-8,905	-6,816
Member contributions	781	1,004
Employer contributions	-1,867	-1,588
Transfer to pension trust	0	-15,000
Divestitures/transfers	0	135
Exchange rate differences	879	115

Net defined benefit liability as of September 30	82,107	76,696

F.2-40

Actuarial Assumptions.

With regard to the Group entities, the discount rate (weighted average) represents the significant actuarial assumption for the valuation of defined benefit obligations:

	2015	2014	2013
Discount rate	2.0%	2.1%	3.3%

Depending on the defined benefit plan, income and pension trends but also employee turnover assumptions are taken into consideration for the calculation of the defined benefit obligations. In addition, life expectancy assumptions based on current mortality tables are considered. For Germany, the 2005G Heubeck Tables and for Switzerland, BVG 2010 Generational tables have been used.

Sensitivity Analysis.

For Wincor Nixdorf Group, the sensitivity of the discount rate as the significant actuarial assumption has been identified on the lines of the determination of the present value of the defined benefit obligations. An increase or decrease in the assumed interest rate by 0.25 percentage points would have the following impact on the present value of the defined benefit obligations as of September 30, 2015:

	Increase €m	Decrease €m
Change in discount rate by 0.25 percentage points	-7	7

Pension Expenses.

	2015 €k	2014 €k	2013 €k
Current service cost	7,958	7,378	7,191
Past service cost	-388	-571	0
Effects from settlements	-193	-255	149
Net Interest	1,578	2,039	-2,103

Pension expenses	8,955	8,591	5,237

Defined Contribution Plans.

Under defined contribution plans, an entity pays fixed contributions and does not assume any other obligations. The personnel expenses of the fiscal year include expenses for defined contribution plans in the amount of €27,215k (2013/2014: €26,769k and 2012/2013: €26,377k).

F.2-41

(19) Other Accruals.

	Oct. 1, 2014 €k	Currency variances/ transfers €k	Draw- downs €k	Releases €k	Additions €k	Accumulation €k	Sept. 30, 2015 €k
Non-current other accruals
Personnel obligations	15,486	-12,241	-65	-958	2,779	340	5,341
Environmental protection obligations	9,025	-847	-140	-2,342	470	100	6,266
Warranties	1,927	-13	-359	-244	1	0	1,312
Onerous contracts	0	0	0	0	4,025	0	4,025
Other miscellaneous accruals	181	31	0	0	587	2	801

Total non-current other accruals	26,619	-13,070	-564	-3,544	7,862	442	17,745

Current other accruals
Current accruals associated with sales and procurement markets
Warranties	43,598	644	-23,833	-7,168	28,466	0	41,707
Onerous contracts	3,491	139	-1,328	-1,920	10,926	0	11,308
Delay and contract penalties	7,260	114	-1,382	-2,732	3,516	0	6,776

Miscellaneous	19,240	127	-4,949	-245	11,851	0	26,024

Total current accruals associated with sales and procurement markets	73,589	1,024	-31,492	-12,065	54,759	0	85,815

Accruals for personnel obligations	54,102	13,348	-40,895	-5,640	50,186	0	71,101
Accruals for other taxes	337	-11	23	0	275	0	624
Other miscellaneous accruals	13,914	753	-6,207	-2,514	7,431	52	13,429

Total current other accruals	141,942	15,114	-78,571	-20,219	112,651	52	170,969

Total other accruals	168,561	2,044	-79,135	-23,763	120,513	494	188,714

Other accruals include restructuring costs for personnel in the amount of €29,362k.

The accruals for personnel have been created essentially for pre-retirement part-time working arrangements, vacation and flextime not taken, service anniversary awards, as well as severance payments. As a means of entering into early retirement, several German legal entities offer a company-subsidized pre-retirement part-time working scheme using the “block model.” The term of the scheme is between two and six years, and entry to the scheme is permitted no earlier than the employee’s 55th birthday. Essentially, during the working phase, the employee performs full duties on half pay. During the release phase, the employee no longer works, but receives the remaining 50% of his or her remuneration. The employer subsidy takes the form of topping up of remuneration and contributions to social pension insurance. The insolvency protection has been handled by a guarantee agreement closed with a bank.

Accruals for environmental protection obligations are recognized according to statutory regulations for the waste disposal of products put into circulation.

Warranty accruals are created in respect of product warranty obligations, which are prescribed by statute or contractually agreed, or which have arisen de facto.

Other current miscellaneous accruals contain obligations associated with pending legal proceedings and accruals for costs associated with year-end closing. Wincor Nixforf’s management is presently not aware of any actual or potential legal disputes for which the possibility of a material outflow of resources is more than remote.

F.2-42

(20) Liabilities.

		Total €k	up to 1 year €k	Residual term Between 1 and 5 years €k	more than 5 years €k
Financial liabilities	FY 2015	177,791	112,128	65,663	0
	FY 2014	(169,139)	(83,460)	(80,679)	(5,000)

Advances received	FY 2015	20,703	20,703	0	0
	FY 2014	(25,489)	(25,489)	(0)	(0)

Trade payables	FY 2015	338,128	338,128	0	0
	FY 2014	(343,812)	(343,785)	(27)	(0)

Liabilities to related companies	FY 2015	2,438	2,438	0	0
	FY 2014	(2,521)	(2,521)	(0)	(0)

Current income tax liabilities	FY 2015	39,959	39,959	0	0
	FY 2014	(47,860)	(47,860)	(0)	(0)

Other liabilities	FY 2015	241,570	221,919	19,651	0
	FY 2014	(249,960)	(232,921)	(9,511)	(7,528)

	FY 2015	820,589	735,275	85,314	0
	FY 2014	(838,781)	(736,036)	(90,217)	(12,528)

Last year’s equivalent figures are shown in parentheses.

Financial Liabilities.

Financial liabilities consist of bank liabilities and liabilities from finance leases. The bank liabilities are shown at amortized costs. These are generally reflecting fair values.

On December 13, 2011, the joint borrowers Wincor Nixdorf AG and WINCOR NIXDORF International GmbH concluded a revolving credit facility of €400,000k. The facility has a term of five years, including two options for extension, each covering a period of one year, and can be drawn in euros or U.S. dollars. The one-year extension option has been drawn in fiscal 2012/2013 as well as in fiscal 2013/2014. Hence, the credit facility persists until December 12, 2018. In addition, the revolving credit facility has been reduced by €100,000k to a total of €300,000k at the end of January 2014. As of the balance sheet date, no loans were drawn under the revolving credit facility.

Furthermore, on December 18, 2013, Wincor Nixdorf AG and WINCOR NIXDORF International GmbH concluded an additional loan agreement of €100,000k with the European Investment Bank. Thereof €15,000k have been repaid in the current fiscal year. Hence, at the balance sheet date, the loan amount adds up to €85,000k.

Bank liabilities as of the balance sheet date came to a total of €176,664k (2013/2014: €167,967k), of which €85,000k derive from the European Investment Bank.

Liabilities from finance leases amount to €1,127k (2013/2014: €1,172k) as of the balance sheet date. The referring assets are disclosed in property, plant and equipment as other fixed assets and office equipment amounting to €1,039k (2013/2014: €1,067k).

F.2-43

Residual Terms of Present Value of Minimum Lease Payments.

	Sept. 30, 2015 €k	Sept. 30, 2014 €k
Residual term up to 1 year	464	492
Residual term between 1 and 5 years	663	680

	1,127	1,172

Residual Terms of Future Total Minimum Lease Payments.

	Sept. 30, 2015 €k	Sept. 30, 2014 €k
Residual term up to 1 year	554	620
Residual term between 1 and 5 years	716	784
Interest	-143	-232

Present value of minimum lease payments	1,127	1,172

Other Liabilities.

Breakdown of Other Liabilities.

			Residual term
		Total €k	up to 1 year €k	between 1 and 5 years €k	more than 5 years €k
Deferred income	FY 2015	118,057	105,246	12,811	0
	FY 2014	(105,779)	(96,412)	(9,367)	(0)

Other tax liabilities	FY 2015	35,821	35,821	0	0
	FY 2014	(36,818)	(36,818)	(0)	(0)

Social security liabilities	FY 2015	8,848	8,848	0	0
	FY 2014	(8,702)	(8,702)	(0)	(0)

Other non-financial liabilities	FY 2015	162,726	149,915	12,811	0
	FY 2014	(151,299)	(141,932)	(9,367)	(0)

Liabilities to employees	FY 2015	41,289	41,289	0	0
	FY 2014	(58,740)	(58,740)	(0)	(0)

Interest rate derivatives	FY 2015	6,840	0	6,840	0
	FY 2014	(7,528)	(0)	(0)	(7,528)

Forward currency transactions	FY 2015	7,980	7,980	0	0
	FY 2014	(10,486)	(10,486)	(0)	(0)

Others	FY 2015	22,735	22,735	0	0
	FY 2014	(21,907)	(21,763)	(144)	(0)

Other financial liabilities	FY 2015	78,844	72,004	6,840	0
	FY 2014	(98,661)	(90,989)	(144)	(7,528)

	FY 2015	241,570	221,919	19,651	0
	FY 2014	(249,960)	(232,921)	(9,511)	(7,528)

Last year’s equivalent figures are shown in parentheses.

Further explanatory notes on the other financial liabilities are to be found in Note 21.

F.2-44

OTHER INFORMATION.

(21) Financial Instruments.

Financial instruments are contractual obligations to receive or deliver cash and cash equivalents. In accordance with IAS 32 and IAS 39, these include both primary and derivative financial instruments. Primary financial instruments include, in particular, cash and cash equivalents, trade receivables and payables, credits, and loans. Derivative financial instruments primarily include forward currency transactions and interest rate hedging instruments.

The following tables show the carrying amounts and fair values of financial assets and liabilities by category of financial instruments and reconciliation to the corresponding line item in the Group balance sheet. Finance lease receivables and liabilities, and derivatives that qualify for hedge accounting are also included although they are not part of any IAS 39 measurement category. Since the line items “Other Receivables” and “Other Liabilities” contain both financial instruments and non-financial assets and liabilities (in particular, advance payments for services to be received/made in the future and other tax receivables/payables), the reconciliation is shown in the column headed “thereof outside IFRS 7.”

F.2-45

Carrying Amounts, Amounts Recognized, and Fair Values by Measurement Category as of September 30, 2015.

	Category in accordance with IAS 39 €k	Carrying amount €k	Thereof outside IFRS 7 €k	Thereof amounts recognized in balance sheet according to IAS 39			Thereof amounts recognized according to IAS 17 €k	Fair value of financial instruments under IFRS 7 €k
				Amortized cost €k	Fair value recognized in equity €k	Fair value recognized in profit or loss €k
Assets
Cash and cash equivalents	LaR	37,838	0	37,838	0	0	0	37,838
Trade receivables	LaR /n/a	501,382	0	479,253	0	0	22,129	501,382
thereof: receivables from finance leases	n/a	22,129	0	0	0	0	22,129	22,129
Receivables from related companies	LaR	7,112	0	7,112	0	0	0	7,112
Other receivables	LaR /n/a / HfT	68,159	57,428	10,129	641	602	0	10,731
thereof: derivatives with a hedging relationship	n/a	641	641	0	641	0	0	0
thereof: derivatives without a hedging relationship	HfT	602	0	0	0	602	0	602
Investments	LaR/FVO/ AfS	1,190	0	143	0	1,047	0	1,190
Liabilities
Trade payables	FLAC	338,128	0	338,128	0	0	0	338,128
Liabilities to related companies	FLAC	2,438	0	2,438	0	0	0	2,438
Financial liabilities	FLAC /n/a	177,791	0	176,664	0	0	1,127	177,791
thereof: liabilities from finance leases	n/a	1,127	0	0	0	0	1,127	1,127
Other liabilities	FLAC /n/a /HfT	241,570	174,078	64,023	11,352	3,469	0	67,492
thereof: other non-interest-bearing liabilities	FLAC	226,749	162,726	64,023	0	0	0	64,023
thereof: other interest-bearing liabilities	FLAC	0	0	0	0	0	0	0
thereof: derivatives with a hedging relationship	n/a	11,352	11,352	0	11,352	0	0	0
thereof: derivatives without a hedging relationship	HfT	3,469	0	0	0	3,469	0	3,469
Aggregated by Category in Accordance with IAS 39
Loans and receivables	LaR	534,373	0	534,373	0	0	0	534,373
Available-for-sale financial assets	AfS	102	0	102	0	0	0	102
Financial assets and liabilities measured at fair value through profit or loss (Fair Value Option)	FVO	1,047	0	0	0	1,047	0	1,047
Financial assets measured at fair value through profit or loss (Held for Trading)	HfT	602	0	0	0	602	0	602
Financial liabilities measured at fair value through profit or loss (Held for Trading)	HfT	3,469	0	0	0	3,469	0	3,469
Financial liabilities measured at amortized cost	FLAC	581,253	0	581,253	0	0	0	581,253

LaR:	Loans and Receivables.
FVO:	Financial Assets or Financial Liabilities at Fair Value through Profit or Loss (Fair Value Option).
HfT:	Financial Assets or Financial Liabilities at Fair Value through Profit or Loss (Held for Trading).
AfS:	Available-for-Sale Financial Assets (At Cost).
FLAC:	Financial Liabilities at Amortized Cost.

F.2-46

Carrying Amounts, Amounts Recognized, and Fair Values by Measurement Category as of September 30, 2014.

	Category in accordance with IAS 39 €k	Carrying amount €k	Thereof outside IFRS 7 €k	Thereof amounts recognized in balance sheet according to IAS 39			Thereof amounts recognized according to IAS 17 €k	Fair value of financial instruments under IFRS 7 €k
				Amortized cost €k	Fair value recognized in equity €k	Fair value recognized in profit or loss €k
Assets
Cash and cash equivalents	LaR	43,584	0	43,584	0	0	0	43,584
Trade receivables	LaR / n/a	525,378	0	513,104	0	0	12,274	525,378
thereof: receivables from finance leases	n/a	12,274	0	0	0	0	12,274	12,274
Receivables from related companies	LaR	3,305	0	3,305	0	0	0	3,305
Other receivables	LaR /n/a / HfT	65,581	52,346	11,695	0	1,540	0	13,235
thereof: derivatives with a hedging relationship	n/a	0	0	0	0	0	0	0
thereof: derivatives without a hedging relationship	HfT	1,540	0	0	0	1,540	0	1,540
Investments	LaR /FVO	1,216	0	169	0	1,047	0	1,216
Liabilities
Trade payables	FLAC	343,812	0	343,812	0	0	0	343,812
Liabilities to related companies	FLAC	2,521	0	2,521	0	0	0	2,521
Financial liabilities	FLAC /n/a	169,139	0	167,967	0	0	1,172	169,139
thereof: liabilities from finance leases	n/a	1,172	0	0	0	0	1,172	1,172
Other liabilities	FLAC /n/a / HfT	249,960	168,989	80,647	17,690	324	0	80,971
thereof: other non-interest-bearing liabilities	FLAC	231,946	151,299	80,647	0	0	0	80,647
thereof: other interest-bearing liabilities	FLAC	0	0	0	0	0	0	0
thereof: derivatives with a hedging relationship	n/a	17,690	17,690	0	17,690	0	0	0
thereof: derivatives without a hedging relationship	HfT	324	0	0	0	324	0	324
Aggregated by Category in Accordance with IAS 39
Loans and receivables	LaR	571,805	0	571,805	0	0	0	571,805
Available-for-sale financial assets	AfS	52	0	52	0	0	0	52
Financial assets and liabilities measured at fair value through profit or loss (Fair Value Option)	FVO	1,047	0	0	0	1,047	0	1,047
Financial assets measured at fair value through profit or loss (Held for Trading)	HfT	1,540	0	0	0	1,540	0	1,540
Financial liabilities measured at fair value through profit or loss (Held for Trading)	HfT	324	0	0	0	324	0	324
Financial liabilities measured at amortized cost	FLAC	594,947	0	594,947	0	0	0	594,947

LaR:	Loans and Receivables.
FVO:	Financial Assets or Financial Liabilities at Fair Value through Profit or Loss (Fair Value Option).
HfT:	Financial Assets or Financial Liabilities at Fair Value through Profit or Loss (Held for Trading).
AfS:	Available-for-Sale Financial Assets (At Cost).
FLAC:	Financial Liabilities at Amortized Cost.

F.2-47

Financial instruments measured at fair value are allocated to different measurement levels in accordance with IFRS 7. This includes financial instruments that are

1.	measured at their fair values in an active market for identical financial instruments (level 1),

2.	measured at their fair values in an active market for comparable financial instruments or using measurement models whose main input factors are based on observable market data (level 2), or

3.	using input factors not based on observable market data (level 3).

The following table shows the amounts allocated to each measurement level at September 30, 2015:

Allocation Fair Value Hierarchy.
		Fair value €k	Level 1 €k	Level 2 €k	Level 3 €k
Financial assets at fair value – not effecting net income
Derivatives being part of a hedge	FY 2015	641	0	641	0
	FY 2014	(0)	(0)	(0)	(0)
	FY 2013	(2,585)	(0)	(2,585)	(0)

Financial assets at fair value – affecting net income
Designated as such upon initial recognition	FY 2015	1,047	0	0	1,047
	FY 2014	(1,047)	(0)	(0)	(1,047)
	FY 2013	(1,061)	(0)	(0)	(1,061)

Derivatives not being part of a hedge	FY 2015	602	0	602	0
	FY 2014	(1,540)	(0)	(1,540)	(0)
	FY 2013	(777)	(0)	(777)	(0)

Financial liabilities at fair value – not effecting net income
Derivatives being part of a hedge	FY 2015	11,352	0	11,352	0
	FY 2014	(17,690)	(0)	(17,690)	(0)
	FY 2013	(5,748)	(0)	(5,748)	(0)

Financial liabilities at fair value – affecting net income
Derivatives not being part of a hedge	FY 2015	3,469	0	3,469	0
	FY 2014	(324)	(0)	(324)	(0)
	FY 2013	(638)	(0)	(638)	(0)

Last year’s figures are shown in parentheses.

If reclassifications between the fair value measurement levels are made, they are recorded at the end of the reporting period in which they occurred. Neither during the fiscal year 2014/2015 nor in the previous year, there have been reclassifications between the fair value measurement levels.

The fair values of forward currency transactions have been obtained by traded forward rates. The determination of the fair values of the swaps at the balance sheet date was based upon corresponding quotations obtained from banks using internal mark-to-market models.

The amount that is shown under level 3 concerns the 6% interest in WINCOR NIXDORF Immobilien GmbH & Co. KG. The net result of the company will be allocated on a pro-rata basis; therefore the presented fair value will be converted accordingly. The carrying amount changed as follows:

	Fair value Oct. 1, 2013 €k	Gains €k	Losses €k	Fair value Oct. 1, 2014 €k	Gains €k	Losses €k	Fair value Sept. 30, 2015 €k
Designated as such upon initial recognition	1,061	0	-14	1,047	0	0	1,047

F.2-48

Due to the short-term maturities of cash and cash equivalents, trade receivables and payables, as well as other current receivables and payables, their fair values approximate their carrying amount. The fair values of non-current financial assets and liabilities are estimated by discounting expected future cash flows using current interest rates for debt of similar terms and remaining maturities. Cash and cash equivalents, other receivables, and investments are not past due and not impaired.

The net gains and losses from financial instruments by IAS 39 category are shown in the following table:

Net Gain/Loss by Category.

	2015 €k	2014 €k	2013 €k
Loans and receivables	-5,680	-6,315	-8,733

Financial assets measured at fair value through profit or loss (fair value option)	0	-14	0

Financial assets and liabilities measured at fair value through profit or loss (held for trading)	13,900	2,080	710

Financial liabilities measured at amortized cost	-9,925	-6,324	-1,983

	-1,705	-10,573	-10,006

Net result under “Loans and receivables” mainly comprises interests on financial receivables, impairment allowances on trade receivables, as well as gains and losses on foreign currency receivables.

The category “Financial assets measured as at fair value through profit or loss (fair value option)” includes the changes of the fair value of the interest in WINCOR NIXDORF Immobilien GmbH & Co. KG.

Gains and losses arising from changes in fair value of interest rate derivatives that do not comply with the hedge accounting requirements under IAS 39 are included in the “Financial assets and liabilities measured as at fair value through profit or loss (held for trading)” category.

The net result of the category “Financial liabilities measured at amortized cost” mainly comprise interest expenses on financial liabilities as well as gains and losses on foreign currency liabilities.

Gains and losses arising from finance lease and from derivatives that qualify for hedge accounting are not included in the net result, as they are not part of any IAS 39 measurement category.

Total interest income and total interest expense for financial assets or financial liabilities that are not measured at fair value through profit or loss are structured as follows:

Net Interest Result from Financial Instruments.

	2015 €k	2014 €k	2013 €k
Total interest income	350	276	376

Total interest expenses	-4,445	-4,946	-5,183

	-4,095	-4,670	-4,807

Risks Arising from Financial Instruments.

Typical risks arising from financial instruments include credit risk, liquidity risk, and market risks. The risk management system of the Group including its goals, methods, and processes is presented in the Risk Report of the Group Management Report. Based on the information presented below, we have identified no explicit concentrations of risk attributable to financial risks.

F.2-49

Credit Risks.

Wincor Nixdorf attempts to reduce the credit risks by using trading information, credit limits, and debtor management, including a payment reminders system and proactive debt collection. In view of the fact that no single customer accounted for more than 10% of net sales in the fiscal years 2014/2015 and 2013/2014 and 2012/2013, there is no concentration of risk with regard to credit risks. We operate with letters of credit to safeguard receivables from customers in countries with a credit risk, such as Argentina, Nigeria, Pakistan and Venezuela. The maximum default risk is represented by the carrying amounts of the financial assets recognized in the Group balance sheet.

In the case of derivative financial instruments, the Group is exposed to credit risks arising from the non-performance of contractual obligations by the contracting parties. These risks are minimized by only entering into agreements with contracting parties who have a good credit standing. The entire portfolio of derivative financial instruments is spread across several banks to reduce the risk of default. The default risk of derivatives equals their positive fair values.

Financial Assets and Financial Liabilities from Derivatives that are subject to Netting, Collateral or Other Similar Arrangements.

	Gross value in balance sheet		Potential offsetting value		Net value
	2014/2015 €k	2013/2014 €k	2014/2015 €k	2013/2014 €k	2014/2015 €k	2013/2014 €k
Financial assets	1,243	1,540	622	0	621	1,540

Financial liabilities	14,821	18,014	622	0	14,199	18,014

Liquidity Risks.

From an operating point of view, the management of the Group’s liquidity exposures is centralized by a cash pooling process. This process enables the Group to manage the liquidity surplus and liquidity requirements according to the actual needs of the Group and each subsidiary. The Group’s short-term and midterm liquidity management takes into account the maturities of financial assets and financial liabilities, as well as estimates of cash flows from the operating activities. Liquidity needs are covered with cash and cash equivalents totaling €37,838k (2013/2014: €43,584k). Above and beyond this, Wincor Nixdorf had unused credit lines amounting to €493,763k (2013/2014: €485,919k), of which €300,000k (2013/2014: €300,000k) derive from the revolving credit facility, at the balance sheet date. Accordingly, liquidity risk can be classified as very low in total.

The financial liabilities are expected to result in the following (undiscounted) payments in the next years:

	Gross value Sept. 30, 2015 €k	Cash flows 2015/2016 €k	Cash flows 2016/2017- 2019/2020 €k	Cash flows from 2020/2021 €k
Trade payables	338,128	338,128	0	0
Liabilities to related companies	2,438	2,438	0	0
Financial liabilities	179,830	113,233	66,597	0
thereof: liabilities from finance leases	1,270	594	676	0
Other liabilities	78,958	73,534	5,424	0
thereof: other non-interest-bearing liabilities	64,024	64,024	0	0
thereof: derivatives with a hedging relationship	11,465	6,041	5,424	0
thereof: derivatives without a hedging relationship	3,469	3,469	0	0

Total	599,354	527,333	72,021	0

F.2-50

	Gross value Sept. 30, 2014 €k	Cash flows 2014/2015 €k	Cash flows 2015/2016- 2018/2019 €k	Cash flows from 2019/2020 €k
Trade payables	343,812	343,685	127	0
Liabilities to related companies	2,521	2,521	0	0
Financial liabilities	172,656	84,927	82,716	5,013
thereof: liabilities from finance leases	1,404	620	784	0
Other liabilities	100,134	92,579	5,168	2,387
thereof: other non-interest-bearing liabilities	80,643	80,643	0	0
thereof: other interest-bearing liabilities	0	0	0	0
thereof: derivatives with a hedging relationship	19,167	11,612	5,168	2,387
thereof: derivatives without a hedging relationship	324	324	0	0

Total	619,123	523,712	88,011	7,400

	Gross value Sept. 30, 2013 €k	Cash flows 2013/2014 €k	Cash flows 2014/2015- 2017/2018 €k	Cash flows from 2018/2019 €k
Trade payables	298,603	297,691	877	35
Liabilities to related companies	1,872	1,872	0	0
Financial liabilities	175,629	78,732	96,897	0
thereof: liabilities from finance leases	1,462	812	650	0
Other liabilities	93,885	88,114	3,932	1,839
thereof: other non-interest-bearing liabilities	85,158	85,158	0	0
thereof: other interest-bearing liabilities	805	205	600	0
thereof: derivatives with a hedging relationship	7,284	2,113	3,332	1,839
thereof: derivatives without a hedging relationship	638	638	0	0

Total	569,989	466,409	101,706	1,874

Market Risks.

Market risk is the risk that fair values or future cash flows of non-derivative or derivative financial instruments will fluctuate due to changes in risk factors. Currency and interest rate risks are the significant market risks the Group is exposed to. Associated with these risks are fluctuations in income, equity, and cash flow.

The following analysis and amounts determined by means of a sensitivity analysis represent hypothetical, future-oriented data that can differ from actual outcomes because of unforeseeable developments in financial markets. Moreover, non-financial or non-quantifiable risks, such as business risks, are not considered here.

Currency Risks.

At Wincor Nixdorf, both sales and purchases are also transacted in foreign currency. WINCOR NIXDORF International GmbH is the Group’s currency management center. The entire currency risks are identified, quantified, and controlled. Furthermore, it provides foreign currencies if necessary. Currency risks arise from sales and purchases in various foreign currencies. At Wincor Nixdorf, these are mainly U.S. dollar and pounds sterling. The risk is considerably reduced by natural hedging, i.e., management of sales and purchases by choice of location and suppliers.

The nominal sum of the forward currency transactions for the foreign currencies U.S. dollar and pounds sterling amounts to €121,895k (2013/2014: €152,690k and 2012/2013: €149,633k). The risk is hedged for a period of twelve months in advance by monthly due-forward currency transactions with banks. Since the hedge is

F.2-51

classified as highly effective, a cash flow hedge is accounted for according to IAS 39 “Financial Instruments: Recognition and Measurement.” The corresponding fair values, which are determined by market prices, amount to €641k and -€4,512k (2013/2014: -€10,162k and 2012/2013: €2,585k and -€823k, respectively) at the balance sheet date, and have been recorded without any impact on profit and loss within equity, having taken into account deferred taxes. The fair values are presented under other liabilities. The fair values of forward currency transactions have been obtained by traded forward rates. The forward currency transactions will affect profit and loss at maturity date. In the course of the period under review, an amount equivalent to €14,891k (2013/2014: €1,762k and 2012/2013: €1,689k) of forward currency transactions existing at the end of the previous fiscal year was recognized in profit or loss under cost of sales from the termination at maturity.

The remaining net currency risk not hedged by forward currency transactions amounts to approximately 19 million U.S. dollars (2013/2014: approximately 35 million U.S. dollars and 2012/2013: approximately 34 million U.S. dollars) as well as approximately 11 million pounds sterling (2013/2014: approximately 11 million pounds sterling and 2012/2013: approximately 9 million pounds sterling) and may be, overall, regarded as minor. The flows of foreign currency are recorded centrally for the entire Group and, where feasible, equalized out. No foreign currency options were transacted during the fiscal year and the previous year.

If the euro had been revalued and devalued respectively by 10% against the U.S. dollar as of September 30, 2015, the other components of equity (before deferred taxes) and the fair value of forward currency transactions would have been €6,264k higher, and €7,585k lower, respectively (2013/2014: €10,052k higher, and €12,333k lower, respectively and 2012/2013: €9,075k higher, and €11,091k lower, respectively). If the euro had been revalued and devalued respectively by 10% against pounds sterling as of September 30, 2015, the other components of equity (before deferred taxes) and the fair value of forward currency transactions would have been €5,157k higher, and €6,298k lower, respectively (2013/2014: €4,962k higher, and €6,074 lower, respectively and 2012/2013: €4,353k higher, and €5,318k lower, respectively).

Interest Rate Risks.

In order to reduce the risk of interest rate changes, Wincor Nixdorf entered into interest rate hedges.

As of May 28, 2010, an interest swap for a nominal sum of €50,000k, with a ten-year term from October 1, 2010 until September 30, 2020, has been concluded. For this interest swap, the three-month EURIBOR is received and a fixed interest of 2.974% is paid. The fair value, which is measured at market prices, is -€6,841k (2013/2014: -€7,528k and 2012/2013: -€4,951k) and – because this swap was accounted for as a cash flow hedge - has been directly recognized in the other components of equity, having taken into account deferred taxes. In fiscal 2014/2015, €1,026k (2013/2014: €1,356k and 2012/2013: €1,363k) have been reclassified from equity to profit or loss. The remaining net interest risk not hedged amounts to approximately €35 million and may be, overall, regarded as minor due to the current interest environment.

No further interest rate swaps have been concluded in the year under review.

An increase/decrease of 100 basis points of the interest rates on balance sheet date would result in the following changes: the other components of equity (before deferred taxes) would have been increased by €2,503k and decreased by €2,624k, respectively (2013/2014: increased by €3,158k and decreased by €3,138k, respectively and 2012/2013: increased by €3,577k and decreased by €3,617k, respectively).

(22) Cost of Materials.

	2015 €k	2014 €k	2013 €k
Cost of raw materials, supplies,and bought-in goods	834,942	820,363	833,565
Cost of bought-in services	636,937	606,566	573,104

	1,471,879	1,426,929	1,406,669

F.2-52

The net change in finished and unfinished goods and services amounts to -€1,401k (2013/2014: €10,932k and 2012/2013: -€14,050k) in the year under review.

(23) Personnel Expenses and Employees.

The average number of employees during the year was 9,187 (2013/2014: 9,016), excluding apprentices. Headcount breakdown by function was as follows:

	2015 €k	2014 €k	2013 €k
Wages and salaries	574,983	546,034	542,635
Social security contributions and welfare expenses	90,358	86,486	82,589
Retirement benefit expenses	17,466	16,155	16,135

	682,807	648,675	641,359

Personnel expenses of fiscal 2014/2015 include approximately €46,400k employee termination and early retirement benefits in connection with headcount reduction measures (2013/2014: approximately €6,500k and 2012/2013: approximately €14,600k).

	2015 €k	2014 €k	2013 €k
Production	1,193	1,276	1,408
Sales/Services	6,964	6,706	6,513
Research and development	734	754	737
Administration	296	280	273

	9,187	9,016	8,931

(24) Contingent Liabilities.

Obligations of €46k (2013/2014: €41k and 2012/2013: €41k) arising from guarantees are existing at the balance sheet date.

In addition, Wincor Nixdorf guarantees for customer funds which have been at its premises as of September 30, 2015. At the beginning of the following fiscal year, the customer funds have been paid in to the customers’ bank accounts or used for the filling of ATM cassettes of various banks. Any related claims are not expected as a regular reconciliation with the customers is performed. Moreover, in order to cover the risks of possible loss of customer funds, external insurances have been procured.

F.2-53

(25) Other Financial Commitments.

		Residual term
		Total €k	up to 1 year €k	between 1 and 5 years €k	more than 5 years €k
Future payment commitments from real estate leases	FY 2015	84,603	29,946	50,673	3,984
	FY 2014	(80,058)	(28,868)	(47,631)	(3,559)

miscellaneous tenancies and leases	FY 2015	30,181	12,705	17,476	0
	FY 2014	(21,545)	(9,301)	(12,244)	(0)

long-term purchase and service contracts	FY 2015	18,193	12,218	5,975	0
	FY 2014	(23,053)	(15,004)	(8,049)	(0)

acquisition of intangible assets and property, plant and equipment	FY 2015	4,357	4,357	0	0
	FY 2014	(3,646)	(3,646)	(0)	(0)

	FY 2015	137,334	59,226	74,124	3,984
	FY 2014	(128,302)	(56,819)	(67,924)	(3,559)

Last year’s equivalent figures are shown in brackets.

The future payment commitments from real estate leases and miscellaneous tenancies and leases represent the future minimum lease payments in connection with operating leases, as per IAS 17. The agreements comprise the leasing of buildings and motor vehicles. Leasing expenses amounted to €56,800k (2013/2014: €55,397k and 2012/2013: €52,078k) in the year under review.

(26) Related Parties.

Related parties according to IAS 24 “Related Party Disclosures” are, besides the Board of Directors, essentially the Supervisory Board, investments, and shareholders.

The compensation of the Board of Directors is as follows:

	2015	2014	2013
	€k	€k	€k
Short-term benefits (without share-based compensation)	1,905	3,929	3,823
Share-based compensation	1,978	1,797	2,116

Total compensation	3,883	5,726	5,939
Post-employment benefits	276	326	284

Total	4,159	6,052	6,223

The disclosure of share-based compensation refers to the fair value at the grant date. Additions to superannuation (current service costs) for current members of the Board of Directors are disclosed as post-employment benefits. With the conversion of the pension scheme from pension payments to a one-time pay-off or payments in several installments, also pension obligations of the Board of Directors were adapted. As of September 30, 2015, the entitlement to funds of the Board of Directors upon reaching the specified age limit (retirement capital) amounts to €2,514k (2013/2014: €2,405k, inclusive of the amounts of Jens Bohlen and 2012/2013: €2,023k).

F.2-54

The members of the Board of Directors own 868,721 share options from the share-based payment programs 2012 to 2015 as of September 30, 2015 (2013/2014: 897,671 share options from share-based payment programs 2011 to 2014 and 2012/2013: 774,540 share options from share-based payment programs 2010 to 2013). As of September 30, 2015, along the lines of the previous fiscal year, the Supervisory Board held no share options.

On April 13, 2015, the Supervisory Board of Wincor Nixdorf AG reached an amicable agreement with Jens Bohlen, under the terms of which he would step down as a member of the Board of Directors on April 30, 2015. Under the terms of this agreement, Jens Bohlen received the following benefits:

•	payments totaling €1,500k for the early termination of his service contract;

•	the right to exercise the share options granted to him under the 2012 (17,445 units) and 2013 (63,699 units) and 2014 (43,682 units) share option programs, subject to the corresponding rules, in the years 2016, 2017 and 2018;

•	a pro rata pension contribution for fiscal 2014/2015 in line with the terms of his service contract. His accumulated pension entitlements will continue to attract interest until he reaches the age of sixty and will then be paid out. No further pension contributions will be made.

In the year under review, the members of the Supervisory Board received fringe benefits amounting to €765k (2013/2014: €669k and 2012/2013: €767k). No long-term benefits are arranged with the members of the Supervisory Board. In addition to their compensation as members of the Supervisory Board, those employee representatives who are employees of the Group receive compensation unrelated to their service on the Supervisory Board. The total amount of such compensation was €448k (2013/2014: €563k and 2012/2013: €402k).

Total compensation paid to former members of the Board of Directors amounted to €1,623k in fiscal 2014/2015 (2013/2014: €119k and 2012/2013: €118k). Included is a compensation of €1,500k for the termination of the employment contract of Jens Bohlen. An amount of €3,174k (2013/2014: €2,994k, exclusive amounts for Jens Bohlen and 2012/2013: €2,671k) is accrued for pension obligations of former members of the Board of Directors and their bereaved.

The Group has business relations with the investment companies CI Tech Components AG, CROWN B.V and WINSERVICE AS. Transactions with these related parties result from the delivery and service relations in the ordinary course of business. The volume of business relations is presented in the following table:

Business relations with joint ventures

Net sales €k			Supplies and services €k			Receivables €k		Payables €k
2015	2014	2013	2015	2014	2013	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
6,287	6,178	4,751	35,408	36,170	44,772	5,773	2,685	2,322	2,403

(27) Notes to the Group Cash Flow Statement.

The Group cash flow statement has been drawn up in accordance with IAS 7 “Statements of Cash Flows.”

Cash and cash equivalents include not only cash amounting to €37,838k (2013/2014: €43,584k and 2012/2013: €43,174k) but also current bank liabilities repayable at any time amounting to €91,664k (2013/2014: €67,967k and 2012/2013: €75,552k), as these could be considered in the management of cash.

F.2-55

The change in working capital is a result of the following changes:

	2015	2014	2013
	€k	€k	€k
Change in inventories	19,934	-23,050	-3,030
Change in advances received	-4,786	211	-1,868
Change in trade receivables	23,996	-85,391	-3,145
Change in trade payables	-5,684	45,208	-3,415
Change in deferred income	12,278	13,090	8,292

Change in working capital	45,738	-49,932	-3,166

Based on a subtotal from net profit of operating activities, amortization and write down of receivables of in total €76,058k (2013/2014: €215,910k and 2012/2013: €191,118k) the income taxes paid of -€36,222k (2013/2014: -€36,820k and (2012/2013: -€15,090k), the change in working capital of €45,738k (2013/2014: -€49,932k and 2012/2013: -€3,166k) and the change in other assets and liabilities of -18,264k (2013/2014: -€6,837k and 2012/2013: €9,407k) and accruals of €16,910k (2013/2014: -€17,150k and 2012/2013: -€16,384k) resulted in cash flow from operating activities of €96,902k (2013/2014: €84,405k and 2012/2013: €159,793k).

Lease payments from customers for Wincor Nixdorf products and lease payments from Wincor Nixdorf for operating lease assets are presented in cash flow from operating activities. Lease payments for assets, which classify as a finance lease and are capitalized, are recorded in cash flow from financing activities.

(28) Segment Report.

For the purposes of presenting segment information, the activities of the Group are divided into operating segments in accordance with the rules contained in IFRS 8 “Operating Segments.” Internal reporting within the Group is conducted on the basis of the customer profiles “Banking” and “Retail” as well as on the regional basis; “Banking” and “Retail” were defined as operating segments in accordance to IFRS 8.10. As chief operating decision maker (CODM) within the meaning of IFRS 8, our Board of Directors assesses the performance of these two operating segments on the basis of corporate reporting and makes decisions about resources to be allocated. The performance of the operating segments is assessed in particular by referring to “net sales to external customers” as well as “EBITA.”

The nature of products and services in the Banking and Retail segments are shown in the chapter “General Information” and in the Group Management Report.

Segment information is prepared in conformity with the accounting policies adopted for preparing and presenting the Group financial statements. There were no changes in accounting policies compared to previous periods.

“EBITA” is the measure of segment profit (loss) used in segment reporting and comprises gross profit, selling, general and administration expenses, research and development expenses, other operating income and expenses, and result from equity accounted investments.

In the case of information by geographical region, external sales are based on the location of the customer’s registered office. In fiscal years 2014/2015, 2013/2014, and 2012/2013 no single customer accounted for more than 10% of total net sales. The information disclosed for non-current assets relates to intangible assets without goodwill as well as property, plant and equipment and reworkable service parts. The allocation is given according to the location of the assets concerned.

F.2-56

Reconciliation of Segment Profit to Profit for the Period.

	2015 €k	2014 €k	2013 €k
Operating profit (EBITA)	21,851	154,962	131,531
Goodwill amortization	0	0	0

Operating profit (EBIT)	21,851	154,962	131,531
Finance income and finance costs	-6,938	-8,578	-7,190

Profit before income taxes	14,913	146,384	124,341
Income taxes	-7,141	-42,284	-36,492

Profit for the period	7,772	104,100	87,849
Profit attributable to non-controlling interests	-1,306	-3,215	-721

Profit attributable to equity holders of Wincor Nixdorf AG	6,466	100,885	87,128

Reconciliation of Segment Assets and Segment Liabilities.

	Sept. 30, 2015 €k	Sept. 30, 2014 €k
Segment assets	998,465	1,043,353
Non-operating miscellaneous intangible assets (goodwill and product know-how)	336,523	335,232
Investments	1,190	1,216
Deferred tax assets	47,908	40,890
Receivables from related companies (exclusive of trade receivables from joint ventures)	6,234	1,912
Current income tax assets	10,917	8,172
Non-operating miscellaneous assets	68,159	65,581
Cash and cash equivalents	37,838	43,584

Assets	1,507,234	1,539,940

Segment liabilities	479,210	477,483
Equity	391,440	426,809
Accruals for pensions and similar commitments	83,262	78,197
Other accruals	188,714	168,561
Financial liabilities	177,791	169,139
Deferred tax liabilities	23,229	27,592
Liabilities to related companies (exclusive of trade payables to joint ventures	116	118
Current income tax liabilities	39,959	47,860
Non-operating miscellaneous liabilities	123,513	144,181

Equity and Liabilities	1,507,234	1,539,940

Non-operating miscellaneous liabilities include other liabilities without deferred income.

F.2-57

34. GLOSSARY

1991 Plan	Diebold’s equity and performance incentive plan formulated in 1991 and amended and restated as of February 12, 2014.

Acceptance Period	The initial period of time in which the Offer will be open starts on February 5, 2016. The acceptance period will expire at 12:00 midnight, at the end of March 22, 2016, Central European Time, unless extended.

AP	Diebold’s Asia Pacific segment.

ASC	Accounting Standards Codification, the source of U.S. generally accepted accounting principles (U.S. GAAP) recognized by the Financial Accounting Standards Board (FASB).

ASU	Accounting Standards Update issued by the Financial Accounting Standards Board (FASB).

ATM	Automated teller machine.

BaFin	German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht).

Bank Credit Agreement	Debt financing agreement among, inter alios, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. as administrative agent and a lender, Credit Suisse AG, Cayman Islands Branch as syndication agent and a lender and Diebold as borrower which comprise a $250.0 million delayed draw Term Loan A facility and a $1.591 billion Term Loan B credit facility (of which Diebold expects to borrow $1.300 billion) intended to be used to finance, in part, the cash consideration for the Offer and to pay fees and expenses in connection therewith. It was amended on December 23, 2015 to refinance Diebold’s existing $520.0 million revolving facility and $230.0 million (non-delayed draw) Term Loan A facility.

Business Combination Agreement	The business combination agreement between Diebold, Incorporated and Wincor Nixdorf Aktiengesellschaft, dated November 23, 2015.

Business Combination or Combination	Transactions contemplated by the Business Combination Agreement, including the Offer, which are intended to result in a business combination of Diebold and Wincor Nixdorf.

Business Day	Any day other than a Saturday, Sunday or other day on which banks in Frankfurt am Main, Germany, or New York, New York, United States, are generally closed for business.

Cash Merger Squeeze-Out	A squeeze-out transaction by way of a merger against cash compensation effected pursuant to Section 62(5) of the German Transformation Act (Umwandlungsgesetz).

Clearstream	Clearstream Banking Aktiengesellschaft, Mergenthalerallee 61, 65760 Eschborn, Germany, an international central securities depository.

Closing Date	Date the Offer Consideration is transferred to the shareholders of Wincor Nixdorf Aktiengesellschaft who tendered their Wincor Nixdorf Ordinary Shares. This occurs without undue delay and no later than seven business days following the later of (i) the publication of the results of the Additional Acceptance Period (ii) the satisfactions of the Regulatory Condition.

Corporate Squeeze-Out	A squeeze-out transaction effected pursuant to Sections 327a et seq. of the German Stock Corporation Act where a company holds directly or indirectly at least 95 percent of the issued share capital of another company.

Cryptera	Cryptera A/S, a supplier of Diebold’s encrypting PIN pad technology and a leader in the research and development of secure payment technologies which Diebold acquired in the third quarter of 2014.

D&O	Directors and officers.

DAX	An index calculated by Deutsche Börse comprising the 30 most actively traded stocks (blue chips) in the Prime Standard segment of the Frankfurt Stock Exchange.

Delisting	Removal of shares from a stock exchange.

Diebold	Diebold, Incorporated, together with its consolidated subsidiaries.

Diebold 2.0	Diebold’s multi-year transformation plan introduced in 2013, consisting of four pillars (cost, cash, talent, and growth) and expected to occur in three phases (crawl, walk and run).

Diebold Common Shares	Registered common shares of Diebold, Incorporated, each with a par value of $1.25.

Diebold, Inc.	Diebold, Incorporated, incorporated under the laws of the State of Ohio and registered with the Ohio Secretary of State under entity number 1276. Its registered and principal executive offices are located at 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio 44720-8077.

DOJ	U.S. Department of Justice.

Downlisting	A process pursuant to which shares listed on a regulated market are removed from the regulated market and subsequently listed on the unregistered market (e.g., the entry standard of the Frankfurt Stock Exchange).

EBIT	Earnings before interest and taxes.

EBITDA	Earnings before interest, taxes, depreciation and amortization.

EMEA	Diebold’s Europe, Middle East and Africa segment.

End of the Acceptance Period	Date of the expiration of the Acceptance Period (including any extension thereof), i.e. March 22, 2016, unless the Acceptance Period is extended.

EPS	Earnings per share.

EURIBOR	Euro InterBank Offered Rate, a daily reference rate based on the averaged interest rates at which banks offer to lend unsecured funds to other banks in the euro wholesale money market.

Euro or €	The single European currency adopted by certain participating member states of the European Union, including Germany.

Exchange Act	U.S. Securities Exchange Act of 1934.

FASB	Financial Accounting Standards Board.

FCPA	U.S. Foreign Corrupt Practices Act.

Free Cash Flow (FCF)	Net cash generated from operating activities and available for execution of Diebold’s business strategy, excluding capital expenditures).

FSS	Financial self-service systems.

FTC	U.S. Federal Trade Commission.

GAS	GAS Tecnologia, a Brazilian Internet banking, online payment and mobile banking security company which Diebold acquired in August 2012.

HSR Act	U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.

IAS	International Accounting Standards issued by the Board of the International Accounting Standards Committee (IASC), a predecessor of the International Accounting Standards Board (IASB).

IASB	International Accounting Standards Board.

IFRS	International Financial Reporting Standards issued by the International Accounting Standards Board (IASB).

ITA	World Trade Organization’s International Technology Agreement.

LA	Diebold’s Latin America segment.

LIBOR	London Interbank Offered Rate, a daily reference rate based on the averaged interest rates at which banks offer to lend unsecured funds to other banks.

LTI	Long-Term Incentives, long-term part of compensation.

Material Compliance Violation Condition	Condition to the Offer that between the publication of the exchange offer document and the expiration of the acceptance period no criminal or administrative offense relating to applicable cartel laws, corruption, anti-bribery, money laundering (Material Compliance Violation) by a member of a governing body or officer of Wincor Nixdorf or a subsidiary of Wincor Nixdorf, while any such person was operating in their official capacity at, or on behalf of, Wincor Nixdorf or a subsidiary of Wincor Nixdorf, is known to have occurred, if any such Material Compliance Violation constitutes insider information for Wincor Nixdorf pursuant to Section 13 of the German Securities Trading Act or would constitute insider information if it had not been published.

MDAX	Mid-Cap-DAX. The index is calculated by Deutsche Börse and comprises the 50 largest companies from classic sectors in the Prime Standard segment of the Frankfurt Stock Exchange that rank below the DAX shares in terms of market capitalization and trading volume.

Minimum Tender Condition	Condition to the Offer that at the end of the Acceptance Period at least 22,362,159 Wincor Nixdorf Ordinary Shares (approximately 67.6 percent of the total number of all Wincor Nixdorf Ordinary Shares existing at the time of approval of the exchange offer document by BaFin) have been tendered.

NA	Diebold’s North America segment.

NEOs	Diebold’s named executive officers, Andreas W. Mattes, Christopher A. Chapman, Stefan E. Merz and Sheila M. Rutt.

No Market Material Adverse Change Condition	Condition to the Offer that between the publication of the exchange offer document and the expiration of the Acceptance Period, trading on the Frankfurt Stock Exchange has not been suspended for more than three consecutive trading days for all shares admitted to trading at the entire Frankfurt Stock Exchange and that the closing quotations of the DAX of the two trading days prior to the end of the Acceptance Period is not more than 28.5 percent below the closing quotation of the DAX on the trading day immediately preceding the day of the publication of the Offer.

No Wincor Nixdorf Material Adverse Change Condition	Condition to the Offer that between the publication of the exchange offer document and the expiration of the acceptance period, neither (i) has Wincor Nixdorf published new circumstances pursuant to Section 15 German Securities Trading Act, nor (ii) have circumstances occurred that would have had to be published by Wincor Nixdorf pursuant to Section 15 of the German Securities Trading Act or that Wincor Nixdorf did not publish because of a self-exception pursuant to Section 15(3) of the German Securities Trading Act, that, in case of a one-time event, result in a negative effect on the annual EBITDA (as defined in Wincor Nixdorf’s annual report for the fiscal year ended September 30, 2015) of Wincor Nixdorf AG in an amount of at least €50 million, and/or, in case of a recurring event, result in a recurring negative effect on the annual EBITDA (as defined in Wincor Nixdorf’s annual report for the fiscal year ended September 30, 2015) of Wincor Nixdorf AG in an amount of at least €18 million for the fiscal years 2015/2016, 2016/2017 and 2017/2018, or that, in each case, could reasonably be expected to have such effect.

Non-GAAP EPS	Non-GAAP earnings per share, i.e. net income per share, excluding restructuring charges, non-routine income and expenses, and a non-cash impairment charge.

NYSE	New York Stock Exchange.

OEM	Original equipment manufacturer.

Offer	The voluntary takeover offer pursuant to the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and applicable regulations under which Diebold, Inc. offers to the shareholders of Wincor Nixdorf Aktiengesellschaft to exchange each Wincor Nixdorf Ordinary Shares for the Offer Consideration, subject to certain conditions.

Offer Consideration	€38.98 in cash and 0.434 Diebold Common Shares per Wincor Nixdorf Ordinary Share to be offered to Wincor Nixdorf shareholders in the Offer.

OP	Non-GAAP operating profit, i.e. GAAP operating profit of Diebold, adjusted to exclude restructuring charges, non-routine income and expenses, and impairment charges.

ORC	Ohio Revised Code.

ORCP	Ohio Rules of Civil Procedure.

Phoenix	Phoenix Interactive Design, Inc., a leader in developing innovative multi-vendor software solutions for ATMs and a host of other FSS applications which Diebold acquired on March 13, 2015.

Post-Completion Reorganization	Depending on the percentage of Wincor Nixdorf Ordinary Shares acquired by Diebold in the Offer and, to the extent legally permissible, in the open market, Diebold intends to pursue a post-completion reorganization, including the execution of a domination agreement and/or a profit and loss transfer agreement and/or a squeeze-out transaction.

R&D	Research and development.

Registration Statement Condition	Condition to the Offer that the registration statement regarding the Diebold Common Shares has been declared effective by the SEC between the publication of the Offer Document and the expiration of the Acceptance Period and at the expiration of the Acceptance Period is not subject of any stop order by the SEC pursuant to Section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order.

Regulatory Condition

Condition to the Offer that after publication of the Offer Document and no later than November 21, 2016, the transactions contemplated by the Offer have been approved by the competent antitrust authorities in the following jurisdictions or the statutory waiting periods in the following jurisdictions have lapsed with the result that the transactions contemplated by the Offer may be completed:

(1)    Austria, Poland, Portugal, Slovakia and Spain and/or the European Union, if and to the extent the European Commission has authority pursuant to Council Regulation (EC) No. 139/2004 of January 20, 2004;

(2)    The United States of America;

(3)    Brazil;

(4)    China;

(5)    Russia; and

(6)    Turkey.

S&P 400	S&P MidCap 400, an index calculated by S&P Dow Jones Indices which measures the performance of mid-sized U.S. companies.

SEC	U.S. Securities and Exchange Commission.

Securities Act	U.S. Securities Act of 1933.

Segment Change	Change of a listing of a share from one sub-segment of a regulated market to another while maintaining the listing on the regulated market.

SERP	Diebold’s four non-qualified supplemental retirement plans: (1) the Pension Supplemental Executive Retirement Plan (“Pension SERP”), (2) the Pension Restoration Supplemental Executive Retirement Plan, (“Pension Restoration SERP”), (3) the 401(k) Restoration Supplemental Executive Retirement Plan, (“401(k) Restoration SERP”), and (4) the 401(k) Supplemental Executive Retirement Plan, (“401(k) SERP”).

Settlement Agent	Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

Squeeze-Out Transaction	A transaction under which a majority shareholder acquires the shares of remaining minority shareholders subject to certain legal requirements. Under German law, there are Cash Merger Squeeze-Out, Corporate Squeeze-Out and Takeover Squeeze-Out.

Superior Proposal	Condition to the Offer that between the publication of the exchange offer document and the expiration of the Acceptance Period no competing offer being announced by a third party within the meaning of Section 22 of the German Takeover Act pursuant to Section 10 para. 1 sentence 1 German Takeover Act, which according to an ad hoc notification by Wincor Nixdorf pursuant to Section 15 of the German Securities Trading Act, offers an overall consideration exceeding the consideration offered by the Offer or is otherwise determined by the Wincor Nixdorf management board and supervisory board to be in the best interest of Wincor Nixdorf.

Takeover Squeeze-Out	A squeeze-out transaction effected pursuant to Sections 39a et seq. of the German Takeover Act where a company holds directly or indirectly at least 95 percent of another company’s voting share capital (stimmberechtigtes Grundkapital).

TSR	Total shareholder return, a measure of the performance of a company’s shares over time which is calculated on the basis of the share price at the end of the relevant period (taking into account any dividends) compared to the beginning of such period.

U.S. dollars, U.S.$ or $	The currency of the United States of America.

U.S. GAAP	U.S. generally accepted accounting principles.

VSOE	Vendor specific objective evidence (price sold on a stand-alone basis) which forms the basis of the relative selling price method, a method of allocating consideration in case of contracts that contain multiple deliverables.

Wincor Nixdorf Ordinary Shares	Ordinary bearer shares in Wincor Nixdorf Aktiengesellschaft, without par value.

Exhibit

35. EXHIBIT: ADDITIONAL INFORMATION WHICH IS INCLUDED IN THE FORM S-4 REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

The following section is taken from a securities prospectus of Diebold, Inc. which forms a part of the Form S-4 Registration Statement filed with the U.S. Securities and Exchange Commission (the “S-4 Prospectus”). Except for references to other sections in the S-4 Prospectus which have been adapted in order to allow you to find the equivalent sections in this Prospectus, no changes have been made.

This document and the English translation of the Offer Document that was published by Diebold, Inc. on the internet at http://www.Diebold.com on February 5, 2016 are identical in all substantive respects, except that this document includes the following additional sections.

Exhibit

EXPLANATORY INFORMATION TAKEN FROM THE S-4:

QUESTIONS AND ANSWERS

The following are some of the questions you, as a shareholder of Wincor Nixdorf, may have and answers to those questions. These questions and answers are not meant to be a substitute for the information contained in the remainder of this prospectus and the offer document because the information in this section does not provide all the important information regarding the offer. We urge you to read these documents in their entirety prior to making any decision as to the matters described in this prospectus. In this prospectus, unless otherwise specified, the terms “we,” “our,” “us,” and “Diebold” refer to Diebold, Incorporated or Diebold, Incorporated together with its subsidiaries, as the context requires, and the term Wincor Nixdorf refers to Wincor Nixdorf Aktiengesellschaft together with its subsidiaries or Wincor Nixdorf Aktiengesellschaft, as the context requires.

Q:	WHAT IS DIEBOLD PROPOSING?

A:	Diebold has entered into a business combination agreement with Wincor Nixdorf pursuant to which Diebold intends to offer to exchange cash and common shares of Diebold, which we refer to as Diebold common shares, as described in further detail below, for each ordinary share of Wincor Nixdorf, which we refer to as Wincor Nixdorf ordinary shares. The offer to exchange, which we refer to as the exchange offer or offer, is a voluntary takeover offer (Freiwilliges Übernahmeangebot) that Diebold intends to make pursuant to the German Takeover Act and applicable regulations. Wincor Nixdorf shareholders may tender Wincor Nixdorf ordinary shares in the offer as set forth in this prospectus and the exchange offer document. The offer and the other transactions contemplated by the business combination agreement are intended to result in a business combination of Diebold and Wincor Nixdorf, which we refer to as the business combination.

Q:	WHAT WILL WINCOR NIXDORF SHAREHOLDERS RECEIVE IN EXCHANGE FOR WINCOR NIXDORF ORDINARY SHARES?

A:	Diebold will offer, upon the terms and subject to the conditions set forth in this prospectus and in the exchange offer document, to exchange each Wincor Nixdorf ordinary share that is validly tendered and not properly withdrawn, for:

•	€38.98 in cash; and

•	0.434 Diebold common shares.

We refer to the €38.98 in cash and 0.434 Diebold common shares to be offered to Wincor Nixdorf shareholders per Wincor Nixdorf ordinary share in the offer as the offer consideration.

Diebold will not issue fractional Diebold common shares pursuant to the offer. To the extent that holders of Wincor Nixdorf ordinary shares are entitled to fractional shares, those fractional entitlements will be aggregated and sold in the market and the proceeds of such sale distributed pro rata to the holders of Wincor Nixdorf ordinary shares entitled thereto no later than ten business days after the closing date in compliance with the German Takeover Act and customary banking practice in Germany. Because market prices of Diebold common shares will fluctuate, cash proceeds received by Wincor Nixdorf shareholders in respect of their fractional shares may be different than an amount calculated based on the market price of a Diebold common share on the closing date. As used in this prospectus, when we refer to a business day, we mean any day other than a Saturday, Sunday or other day on which banks in Frankfurt am Main, Germany, or New York, New York, are generally closed.

Q:	HOW LONG DO WINCOR NIXDORF SHAREHOLDERS HAVE TO DECIDE WHETHER TO TENDER?

A:

The initial period of time in which the offer will be open, which we refer to as the acceptance period, starts on February 5, 2016. The acceptance period will expire at 12:00 midnight, at the end of March 22, 2016,

Exhibit

Central European Time, unless extended. We refer to the date of the expiration of the acceptance period (including any extension thereof) as the expiration date. Following the expiration date, and if all conditions to the offer (other than the regulatory condition) have been satisfied or, where permissible, waived, the German Takeover Act provides an additional acceptance period of two weeks. The additional acceptance period is a two-week period beginning the day after the publication of the results of the acceptance period during which Wincor Nixdorf shareholders may accept, but not withdraw from, the offer. In accordance with the German Takeover Act and customary banking practice in Germany, Diebold intends to publish the results of the acceptance period three business days after the expiration date and the results of the additional acceptance period three business days after the expiration of the additional acceptance period. For more information, you should read the discussion under the section of this prospectus titled “3.6.2 Extension, Termination and Amendment; Additional Acceptance Period.”

Q:	WHAT IS THE PROCEDURE FOR TENDERING WINCOR NIXDORF ORDINARY SHARES?

A:	In order for a holder of Wincor Nixdorf ordinary shares to validly tender Wincor Nixdorf ordinary shares pursuant to the offer, the custodian bank holding such shares must, prior to the expiration date, or prior to the expiration of the additional acceptance period, (i) receive such holder’s written declaration of acceptance, and (ii) the Wincor Nixdorf shareholders must instruct their custodian bank to effect the re-booking of the Wincor Nixdorf ordinary shares to their custody account for which they wish to accept the exchange offer.

Q:	UNTIL WHAT TIME CAN TENDERED WINCOR NIXDORF ORDINARY SHARES BE WITHDRAWN?

A:	Wincor Nixdorf shareholders who have accepted the offer may withdraw their Wincor Nixdorf ordinary shares at any time during the acceptance period, including any extension thereof. The additional acceptance period, if any, is not an extension of the acceptance period and will commence following the acceptance period, including any extension thereof, as required by the German Takeover Act. Following the expiration date, withdrawal rights will cease, and any Wincor Nixdorf ordinary shares tendered into the offer cannot be withdrawn. There will be no withdrawal rights during any additional acceptance period or, if applicable, a put right period (as described in “3.6.3 Put Right Period” and “3.8 Withdrawal Rights”).

Q:	WHAT IS THE PROCEDURE TO WITHDRAW PREVIOUSLY TENDERED WINCOR NIXDORF ORDINARY SHARES?

A:	To withdraw previously tendered Wincor Nixdorf ordinary shares (except in an additional acceptance period, during which there will be no withdrawal rights), a written notice of withdrawal must, prior to the expiration date, be timely received by the custodian bank holding Wincor Nixdorf ordinary shares for a Wincor Nixdorf shareholder. The written notice of withdrawal must specify the number of Wincor Nixdorf ordinary shares withdrawn and instruct the custodian bank holding the shares to rebook the shares into ISIN DE000A0CAYB2 at Clearstream (as described in “3.8 Withdrawal Rights”).

Q:	CAN TENDERED WINCOR NIXDORF ORDINARY SHARES BE TRADED?

A:

Yes. Wincor Nixdorf shareholders who tender their Wincor Nixdorf ordinary shares in the offer during the acceptance period or additional acceptance period may sell these tendered Wincor Nixdorf ordinary shares in the open market. A new ISIN (WKN) (ISIN DE000A169QN2 (WKN A16 9QN)) for tendered Wincor Nixdorf ordinary shares has been obtained. The new ISIN (WKN) will permit trading in tendered Wincor Nixdorf ordinary shares and Wincor Nixdorf ordinary shares put during a put right period, if any, on an as-tendered basis on the regulated market (Regulierter Markt) (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) as of the third trading day following the commencement of the acceptance period. Wincor Nixdorf shareholders who tender in the additional acceptance period, if any, will

Exhibit

be able to trade their “as-tendered” shares upon tendering. Diebold expects that trading of the tendered Wincor Nixdorf ordinary shares and Wincor Nixdorf ordinary shares put during a put right period, if any, on the regulated market of the Frankfurt Stock Exchange will cease after the end of the regular stock exchange trading hours one day after satisfaction of the regulatory condition or, if later, after the end of the additional acceptance period.

It is common market practice in German offers for tendered shares to trade on an “as-tendered” basis on the Frankfurt Stock Exchange. The trading of as-tendered Wincor Nixdorf ordinary shares allows Wincor Nixdorf shareholders who have tendered their shares to sell their shares on the Frankfurt Stock Exchange. The sale of an as-tendered share does not affect its status as tendered in the offer, and such tendered share will be exchanged in the offer unless it is validly withdrawn prior to the expiration of withdrawal rights on the expiration date. Therefore, although following the expiration date tendering Wincor Nixdorf shareholders may not withdraw any ordinary shares tendered into the offer, such shareholders will be able to trade their tendered shares on an “as-tendered” basis until the end of the regular stock exchange trading hours one day after satisfaction of the regulatory condition or, if later, after the end of the additional acceptance period. Trading in the as-tendered market will be available following the expiration date and, if the regulatory condition is not satisfied or waived prior to the end of the additional acceptance period, following the expiration of the additional acceptance period. Wincor Nixdorf shareholders who have validly tendered their shares and who wish to sell those shares on the as-tendered market should contact their broker.

Any person acquiring tendered Wincor Nixdorf ordinary shares will assume all rights and obligations arising from the prior acceptance of the exchange offer

Q:	CAN THE OFFER BE EXTENDED AND, IF SO, UNDER WHAT CIRCUMSTANCES?

A:	If certain terms of the offer are changed or if (to the extent legally permissible) conditions to the offer are waived within the last two weeks of the acceptance period, the acceptance period will be extended by two weeks. The acceptance period will also be extended in the case of a material change in the information published, sent or given to Wincor Nixdorf shareholders and in certain circumstances involving a competing offer made by a third party. Any such extension will comply with the German Takeover Act and applicable rules and regulations of the SEC. See “3.6.2 Extension, Termination and Amendment; Additional Acceptance Period.” If the acceptance period is extended, Wincor Nixdorf shareholders may withdraw their tendered Wincor Nixdorf ordinary shares until the end of the acceptance period as extended. See “3.8 Withdrawal Rights.” The additional acceptance period, if any, is not an extension of the acceptance period and will commence following the acceptance period, including any extension thereof, as required by the German Takeover Act.

Q:	HOW WILL WINCOR NIXDORF SHAREHOLDERS BE NOTIFIED IF THE OFFER IS EXTENDED OR THE ADDITIONAL ACCEPTANCE PERIOD HAS BEEN COMMENCED?

A:	Diebold will publish any notices of extension of the acceptance period in compliance with German law and practice. Diebold will publich any notices of extension of the acceptance period without undue delay and no later than one business day following the occurrence of the event that triggered the extension of the acceptance period.

Notice of when the additional acceptance period, if any, will commence will be included in the publication of the results of the acceptance period that Diebold intends to publish no later than three business days following the expiration of the acceptance period. Wincor Nixdorf shareholders will be notified in German and English language on Diebold’s website (http://www.diebold.com) under Company/Investor Relations and by notice in German language in the German Federal Gazette (Bundesanzeiger). An English version of the notice will be distributed via an electronically operated information dissemination system in the United

Exhibit

States. Diebold will also file such notifications in English language with the SEC at http://www.sec.gov and otherwise comply with its obligation under U.S. law with respect to informing security holders of any material change in the information published, sent or given to security holders.

Q:	WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

A:	The offer will be subject to a number of conditions, including the minimum tender condition, the regulatory condition, the registration statement condition, the no market material adverse change condition, the no Wincor Nixdorf material adverse change condition, and the other conditions set forth in the section of this prospectus titled “3.5 Conditions to the Offer.” The conditions to the exchange offer must be satisfied or, where permissible, waived prior to the expiration date, except for the regulatory condition, which may remain outstanding after the expiration date. The regulatory condition must be satisfied on or prior to November 21, 2016 or waived at least one working day prior to the end of the acceptance period. If the regulatory condition is not satisfied on or prior to November 21, 2016 (or waived at least one working day prior to the end of the acceptance period), the offer will terminate and will not be consummated. As used in this prospectus, when we refer to a working day, we mean any day other than a Sunday and legal holidays in Germany.

Q:	WHEN DO YOU EXPECT THE OFFER TO BE COMPLETED AND WHEN WILL THE OFFER CONSIDERATION BE PAID?

A:	The timing for consummation of the offer will depend on the satisfaction of the conditions to the offer. As a result, there can be no certainty as to when, and whether, Diebold will be able to complete the offer. If any of the conditions to the offer have not been satisfied or, where permissible, waived, at the expiration date, then the offer will terminate, except for the regulatory condition, which may remain outstanding following the expiration date. The conditions to the offer are discussed in “3.5 Conditions to the Offer.”

Wincor Nixdorf shareholders who validly tender during the acceptance period or the additional acceptance period and do not properly withdraw their tendered Wincor Nixdorf ordinary shares will receive the offer consideration without undue delay no later than seven business days following the later of (i) the publication of the results of the additional acceptance period or (ii) the satisfaction of the regulatory condition. We refer to the date of payment of the offer consideration as the closing date.

Under the business combination agreement, the regulatory condition may remain outstanding until November 21, 2016. If the regulatory condition is not satisfied on or prior to November 21, 2016 (or waived at least one working day prior to the end of the acceptance period), the offer will terminate and settlement will not occur. As a result, payment of the offer consideration may be made on a date that is significantly later than the expiration date (after which withdrawal rights will cease) or the expiration of the additional acceptance period, or may not occur.

After the expiration date Wincor Nixdorf shareholders may not withdraw their tendered shares but will be permitted to trade their tendered shares on an “as-tendered” basis as described under “3.9 Trading of Tendered Wincor Nixdorf Ordinary Shares.” If the offer is not completed, shareholders who have tendered their Wincor Nixdorf ordinary shares in the offer will have their shares rebooked to their accounts.

Q:	HOW WILL THE WINCOR NIXDORF ORDINARY SHARES HELD BY WINCOR NIXDORF SHAREHOLDERS WHO DO NOT TENDER THEIR SHARES BE AFFECTED FOLLOWING THE OFFER?

A:

The exchange of Wincor Nixdorf ordinary shares by Diebold pursuant to the offer and the consummation of the business combination will reduce the number of Wincor Nixdorf ordinary shares that might otherwise trade publicly and will reduce the number of holders of Wincor Nixdorf ordinary shares, which could adversely affect the liquidity and market value of the remaining Wincor Nixdorf ordinary shares held by the

Exhibit

public. The extent of the public market for Wincor Nixdorf ordinary shares and the availability of quotations reported in the over-the-counter market depends upon the number of shareholders holding Wincor Nixdorf ordinary shares, the aggregate market value of the shares remaining at such time, the interest of maintaining a market in the shares on the part of any securities firms and other factors. As of January 27, 2016, Wincor Nixdorf had issued 33,084,988 ordinary shares.

The Wincor Nixdorf ordinary shares are listed on the Frankfurt Stock Exchange (ISIN DE000A0CAYB2) and are quoted, inter alia, on the MDAX stock index. A significant reduction in free float as a result of the exchange of Wincor Nixdorf ordinary shares pursuant to the offer or otherwise may result in the Wincor Nixdorf ordinary shares being removed from the MDAX or other stock indexes on one of the next index adjustment dates. Consequently, index funds and other institutional investors whose investments mirror indexes such as the MDAX stock index may sell or reduce their holdings of Wincor Nixdorf ordinary shares. This could result in a decrease in liquidity and an oversupply of Wincor Nixdorf ordinary shares, adversely affecting the stock exchange price of Wincor Nixdorf ordinary shares. For a more complete discussion on potential consequences in the event that you decide not to tender your Wincor Nixdorf ordinary shares, see the sections of this prospectus titled “1.2 Risks Relating to the Business Combination; the Offer” and “13.11 Effect of the Business Combination on the Market for Wincor Nixdorf Ordinary Shares; Frankfurt Stock Exchange Listing.”

Q:	FOLLOWING THE OFFER, WHAT ADDITIONAL TRANSACTIONS MAY DIEBOLD AND WINCOR NIXDORF CONSIDER?

A:	Following consummation of the offer, Diebold intends to pursue a post-completion reorganization to effect a business combination of Wincor Nixdorf and Diebold and to acquire any outstanding Wincor Nixdorf ordinary shares not tendered in the offer. Whether Diebold pursues a post-completion reorganization transaction following consummation of the offer and the type of such transaction will depend on the percentage of Wincor Nixdorf ordinary shares acquired in the offer and, to the extent legally permissible, in the open market. Post-completion reorganization transactions include a domination agreement (Beherrschungsvertrag) and/or a profit and loss transfer agreement (Gewinnabführungsvertrag), where minority shareholders remain outstanding, and squeeze-out transactions, where Diebold (directly or indirectly) acquires all Wincor Nixdorf ordinary shares owned by remaining Wincor Nixdorf minority shareholders for adequate compensation.

Diebold expects that it will be able to enter into a domination agreement and/or a profit and loss transfer agreement. Under a domination agreement, Diebold would be able to give legally binding instructions to the management board of Wincor Nixdorf. In the case of a profit and loss transfer agreement, Wincor Nixdorf would be required to transfer its annual profits and losses to Diebold. Both, a domination agreement and a profit and loss transfer agreement are agreements between affiliated business entities under the German Stock Corporation Act (Aktiengesetz). Each must be approved at a meeting of shareholders of Wincor Nixdorf by a majority of at least 75 percent of the votes cast and/or the share capital represented at that meeting.

Alternatively or in addition to a domination agreement and/or a profit and loss transfer agreement, Diebold may, under certain circumstances, commence a squeeze-out with respect to Wincor Nixdorf ordinary shares that Diebold does not already own following the consummation of the offer, which we refer to as a squeeze-out transaction. A squeeze-out transaction may be effected in three ways: (1) pursuant to Section 62(5) of the German Transformation Act, which we refer to as a cash merger squeeze-out, if Diebold through a subsidiary in the legal form of a German stock corporation (Aktiengesellschaft) or a German partnership limited by shares (Kommanditgesellschaft auf Aktien) holds at least 90 percent of Wincor Nixdorf’s issued share capital (Grundkapital), (2) pursuant to Sections 327a et seq. of the German Stock Corporation Act, which we refer to as a corporate squeeze-out, if Diebold holds (directly or indirectly) at least 95 percent of Wincor Nixdorf’s issued share capital, or (3) pursuant to Sections 39a et seq. of the German Takeover Act,

Exhibit

which we refer to as a takeover squeeze-out, if Diebold holds (directly or indirectly) at least 95 percent of Wincor Nixdorf’s voting share capital (stimmberechtigtes Grundkapital). If the offer and a potential squeeze-out transaction were completed, Wincor Nixdorf would become a (direct or indirect) subsidiary of Diebold. See the section of this prospectus titled “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions.”

If Diebold does not reach the threshold required to implement a squeeze-out transaction in the course of the exchange offer, it may still purchase additional Wincor Nixdorf ordinary shares in the open market in order to reach the squeeze-out threshold. Since (and so long as) Wincor Nixdorf has remaining minority shareholders, it must hold annual meetings according to the general rules of the German Stock Corporation Act. In these annual meetings, minority shareholders may exercise all shareholder rights under the German Stock Corporation Act, including information rights. Resolutions adopted in these annual meetings can also be questioned in court by a minority shareholder without any minimum ownership requirement under the requirements of Sections 243 et seq. of the German Stock Corporation Act.

We refer to the foregoing corporate transactions that Diebold and Wincor Nixdorf may consider to consummate following the offer collectively as the post-completion reorganization. Wincor Nixdorf shareholders located or resident in the United States will be permitted to participate in potential post-completion reorganization transactions.

Q:	HOW WILL WINCOR NIXDORF SHAREHOLDERS BE AFFECTED IF DIEBOLD AND WINCOR NIXDORF ENTER INTO A DOMINATION AGREEMENT AND/OR A PROFIT AND LOSS TRANSFER AGREEMENT?

A:	In the case of a domination agreement and/or a profit and loss transfer agreement, remaining Wincor Nixdorf shareholders will be offered to elect either (1) to continue to hold their Wincor Nixdorf ordinary shares and receive an adequate fixed or variable annual guaranteed dividend or annual share of profit in the amount of the guaranteed dividend pursuant to Section 304 of the German Stock Corporation Act, or (2) to receive adequate cash compensation in exchange for their Wincor Nixdorf ordinary shares pursuant to Section 305(2) of the German Stock Corporation Act. In the case of a domination and/or profit and loss transfer agreement, Diebold will determine the amount of consideration or compensation. When determining the adequate fixed or variable annual guaranteed dividend or annual share of profit for shareholders who elect to continue to hold Wincor Nixdorf ordinary shares, Diebold will take into account Wincor Nixdorf’s past and current results of operations pursuant to the German Commercial Code and the German Stock Corporation Act and Wincor Nixdorf’s future earnings prospects. When determining the adequate cash compensation for Wincor Nixdorf shareholders who elect to receive such compensation in exchange for their Wincor Nixdorf ordinary shares, Diebold will use Wincor Nixdorf’s discounted earnings or, if appropriate, discounted cash flow, to value the minority shareholders’ shares. In general, the amount of such adequate cash compensation may not be less than the weighted average market price of Wincor Nixdorf’s ordinary shares for the three-month period prior to the announcement of Diebold’s intention to enter into the domination and/or profit and loss transfer agreement. Following the approval of such transaction by the shareholders’ meeting of Wincor Nixdorf, each shareholder may request a review of the adequacy of the compensation pursuant to the German Appraisal Proceedings Act (Spruchverfahrensgesetz). The form and amount of compensation paid for Wincor Nixdorf ordinary shares in an appraisal proceeding, if any, may be different than the offer consideration. See the section of this prospectus titled “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions.”

Q:	HOW WILL WINCOR NIXDORF SHAREHOLDERS BE AFFECTED IN THE EVENT OF A SQUEEZE-OUT TRANSACTION?

A:

In the event of a squeeze-out transaction, ordinary shares of remaining Wincor Nixdorf shareholders would be automatically converted into the right to receive adequate compensation—in the case of (1) a cash merger squeeze-out or a corporate squeeze-out, compensation in cash, and (2) a takeover squeeze-out, the

Exhibit

offer consideration or, at the shareholder’s election, all-cash compensation. In the case of a squeeze-out transaction, Diebold will determine the amount of consideration or compensation using Wincor Nixdorf’s discounted earnings or, if appropriate, discounted cash flow, to value the minority shareholders’ shares and, in general, the amount may not be less than the weighted average market price of Wincor Nixdorf’s ordinary shares for the three-month period prior to the announcement of Diebold’s intention to initiate a squeeze-out transaction. Following the approval of a cash merger squeeze-out or a corporate squeeze-out by the shareholders’ meeting of Wincor Nixdorf, each shareholder may challenge such determination pursuant to the German Appraisal Proceedings Act. The form and amount of compensation paid for Wincor Nixdorf ordinary shares in an appraisal proceeding, if any, may be different than the offer consideration. However, appraisal rights are not available in connection with a takeover squeeze-out. If Diebold is unable to complete a squeeze-out, the remaining Wincor Nixdorf shareholders will continue to be entitled to all ordinary shareholder rights (except for annual dividends in the case of a profit and loss transfer agreement). See the section of this prospectus titled “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions.”

Q:	ARE APPRAISAL RIGHTS AVAILABLE IN THE BUSINESS COMBINATION?

A:	An appraisal proceeding (Spruchverfahren) is not available in connection with the offer. However, subject to applicable law, appraisal rights may be available to Wincor Nixdorf shareholders with respect to certain corporate transactions Diebold and Wincor Nixdorf may consummate following the offer. Under the German Appraisal Proceedings Act (Spruchverfahrensgesetz), a court may be asked to determine the adequacy of the consideration or compensation paid to minority shareholders in certain corporate transactions including (1) the consolidation or merger of companies according to the provisions of the German Transformation Act (Umwandlungsgesetz); (2) the conclusion of a domination and/or profit and loss transfer agreement; and (3) a cash merger squeeze-out or a corporate squeeze-out. Appraisal rights are not available in connection with a takeover squeeze-out. Wincor Nixdorf shareholders seeking appraisal rights, if available, must comply with the requirements of German law. See the section of this prospectus titled “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions.”

Q:	WHAT WILL HAPPEN TO WINCOR NIXDORF STOCK OPTIONS FOLLOWING THE OFFER?

A:	The offer does not extend to Wincor Nixdorf stock options. Wincor Nixdorf has agreed in the business combination agreement that any outstanding exercisable Wincor Nixdorf stock options exercised by a holder during the offer will be settled by Wincor Nixdorf in cash.

Q:	WILL WINCOR NIXDORF SHAREHOLDERS HAVE TO PAY ANY FEES OR COMMISSIONS TO EXCHANGE WINCOR NIXDORF ORDINARY SHARES?

A:	Wincor Nixdorf shareholders who hold their Wincor Nixdorf ordinary shares in German custody accounts will not incur any fees and expenses in connection with tendering their Wincor Nixdorf ordinary shares in the offer (except for the costs of transmitting the declaration of acceptance to their custodian bank). For this purpose, Diebold pays a customary commission to the custodian banks. However, additional costs and expenses may be charged by custodian banks or foreign investment service providers or otherwise incurred outside the Federal Republic of Germany, which must be borne by the relevant Wincor Nixdorf shareholders.

Q:	WILL WINCOR NIXDORF SHAREHOLDERS BE SUBJECT TO UNITED STATES FEDERAL INCOME TAX ON THE DIEBOLD COMMON SHARES AND CASH RECEIVED IN THE EXCHANGE OFFER?

A:

The exchange of Wincor Nixdorf ordinary shares for Diebold common shares and cash pursuant to the exchange offer will be a taxable transaction for United States federal income tax purposes. U.S. holders (as defined in the section of this prospectus titled “24.1Material United States Federal Income Tax

Exhibit

Considerations”) of Wincor Nixdorf ordinary shares generally will recognize gain or loss equal to the difference, if any, between (i) the fair market value of any Diebold common shares received in exchange for such Wincor Nixdorf ordinary shares, determined in U.S. dollars, plus the U.S. dollar value of any cash received in exchange for such Wincor Nixdorf ordinary shares and (ii) such U.S. holder’s adjusted tax basis in the Wincor Nixdorf ordinary shares. Any gain or loss recognized upon the exchange generally will be treated as capital gain or loss.

A non-U.S. holder (as defined in the section of this prospectus titled “24.1 Material United States Federal Income Tax Considerations”) will generally not be subject to United States federal income tax on gain recognized on exchange of Wincor Nixdorf ordinary shares pursuant to the exchange offer unless the gain is “effectively connected” with the non-U.S. holder’s conduct of a trade or business in the United States or the non-U.S. holder is an individual present in the United States for 183 or more days in the taxable year of the exchange, and certain other requirements are met.

The foregoing is a brief summary of United States federal income tax consequences only and is qualified by the description of United States federal income tax considerations in the section of this prospectus titled “24.1 Material United States Federal Income Tax Considerations.” Tax matters are very complicated, and the tax consequences of the exchange offer to a particular holder will depend in part on such holder’s circumstances.

Accordingly, holders of Wincor Nixdorf ordinary shares are urged to consult their own tax advisors for a full understanding of the tax consequences of the exchange offer to them, including the applicability of United States federal, state, local and foreign income and other tax laws.

Q:	WILL WINCOR NIXDORF SHAREHOLDERS BE SUBJECT TO GERMAN TAXATION ON THE DIEBOLD COMMON SHARES AND CASH RECEIVED IN THE EXCHANGE OFFER?

A:	Wincor Nixdorf shareholders may be taxed in Germany, amongst other jurisdictions, in connection with the exchange of Wincor Nixdorf ordinary shares for Diebold common shares (see “24.2.2 Taxation of Wincor Nixdorf Shareholders in Connection with the Exchange Offer”). Wincor Nixdorf shareholders who are presently also holders of Diebold common shares or, following the consummation of the exchange offer, will become holders of Diebold common shares, may be taxed in connection with the receipt of dividend income from Diebold (see “24.2.3.2 Taxation of Dividend Income on Diebold Common Shares”) and the transfer of Diebold common shares (see “24.2.3.3 Taxation of Capital Gains on the Disposal of Diebold Common Shares” and “24.2.3.5 Inheritance and Gift Tax”). Value added tax, or VAT, may also be due in certain circumstances (see “24.2.5 Other Taxes”).

Notwithstanding the description of certain aspects of taxation in Germany in the section of this prospectus titled “24. Material Tax Considerations,” shareholders may be liable to tax in other jurisdictions. In particular, shareholders with tax residency in Germany may be subject to an unlimited or limited tax liability in other jurisdictions, and shareholders that are subject to a limited tax liability in Germany may be liable to tax in the jurisdiction in which they are resident. For a more complete description of certain tax consequences of the business combination, see the section of this prospectus titled “24. Material Tax Considerations.”

This summary is not intended to be a replacement for, nor should it be considered as, legal or tax advice. Shareholders of Wincor Nixdorf and/or Diebold are therefore strongly advised to consult their tax advisors regarding the tax consequences related to participation in the offer and the holding and disposal of Diebold common shares. The specific tax situation of each shareholder can only be adequately addressed by individual tax advice.

Exhibit

Q:	WHAT PERCENTAGE OF DIEBOLD COMMON SHARES WILL FORMER HOLDERS OF WINCOR NIXDORF ORDINARY SHARES OWN AFTER THE BUSINESS COMBINATION?

A:	We estimate that upon completion of the offer, and assuming that all of the outstanding Wincor Nixdorf ordinary shares are validly tendered in the offer and not properly withdrawn, former Wincor Nixdorf shareholders will own approximately 16.6 percent of the outstanding common shares of Diebold. For a more detailed discussion of the assumptions on which this estimate is based, see the section of this prospectus titled “3.11 Ownership of Diebold Following the Offer.”

Q:	IF THE OFFER IS COMPLETED, WILL THE DIEBOLD COMMON SHARES ISSUED PURSUANT TO THE OFFER BE LISTED FOR TRADING?

A:	Diebold common shares currently trade on the New York Stock Exchange, which we refer to as the NYSE, and Wincor Nixdorf ordinary shares trade on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse). Diebold will apply to list the Diebold common shares issued to Wincor Nixdorf shareholders on the NYSE. In connection with the business combination, Diebold will also apply to list all Diebold common shares on the Frankfurt Stock Exchange, such that the Diebold common shares issued to Wincor Nixdorf shareholders will be fully fungible with the existing Diebold common shares, including with respect to dividend entitlements. The listing on the Frankfurt Stock Exchange is intended to preserve current Wincor Nixdorf shareholders’ access to Wincor Nixdorf’s historic trading market in Germany and may enhance liquidity in Diebold common shares and improve Diebold’s access to additional equity and debt financing sources. Nevertheless, as with the dual listings of certain other issuers, the liquidity in the market for Diebold common shares may be adversely affected if trading is split between two markets at least in the short term and could result in price differentials of Diebold common shares between the two exchanges. Diebold common shares will not be listed on any stock index in Germany. See the section of this prospectus titled “1.6 Risks Relating to Investing and Ownership of Diebold Common Shares.”

Q:	DOES WINCOR NIXDORF SUPPORT THE OFFER AND THE BUSINESS COMBINATION?

A:	Yes. The management board (Vorstand), which we refer to as the Wincor Nixdorf management board, and the supervisory board (Aufsichtsrat), which we refer to as the Wincor Nixdorf supervisory board, of Wincor Nixdorf, have carefully considered the proposed combination and determined that the proposed combination is in the best interest of Wincor Nixdorf, the shareholders of Wincor Nixdorf, its employees and other stakeholders, and therefore approved the business combination agreement. Subject to their fiduciary duties under applicable law and a thorough review of the exchange offer document, the Wincor Nixdorf supervisory board and the Wincor Nixdorf management board intend to recommend that Wincor Nixdorf shareholders accept the offer and tender their shares to Diebold. The shareholders of Wincor Nixdorf are, however, advised to consider carefully the potential tax consequences of accepting the offer. The management board and the supervisory board stress, in particular, that it might, for instance, be more favorable under German tax laws for German retail investors to sell their shares on the stock exchange or otherwise rather than accepting the offer. Therefore, members of the management board or supervisory board of Wincor Nixdorf that hold shares in Wincor Nixdorf may choose to sell their shares on the stock exchange or otherwise rather than tender their shares.

The management board and the supervisory board of Wincor Nixdorf have undertaken in the business combination agreement to support the offer in a reasoned statement or a joint reasoned statement to be published pursuant to Sections 27, 14(3) of the German Takeover Act. These obligations are subject to a thorough review of the exchange offer document and the applicable obligations and responsibilities under applicable law, in particular the board members’ duties of care, loyalty and good faith, the requirements of the German Takeover Act, and other requirements described in the business combination agreement.

Exhibit

Q:	WHAT IS THE MARKET VALUE OF WINCOR NIXDORF ORDINARY SHARES AS OF A RECENT DATE?

A:	The closing price of Wincor Nixdorf ordinary shares on the Frankfurt Stock Exchange on January 27, 2016 was €45.89.

Q:	IS DIEBOLD’S FINANCIAL CONDITION RELEVANT TO A WINCOR NIXDORF SHAREHOLDER’S DECISION TO TENDER ITS WINCOR NIXDORF ORDINARY SHARES IN THE OFFER?

A:	Yes. Although the offer consideration will include a cash component of €38.98 per Wincor Nixdorf ordinary share, Wincor Nixdorf shareholders will also receive Diebold common shares in exchange for tendering their Wincor Nixdorf ordinary shares in the offer. Therefore, Wincor Nixdorf shareholders should consider Diebold’s financial condition before deciding to become a Diebold shareholder by accepting the offer. Wincor Nixdorf shareholders should also consider the effect that the proposed combination of Diebold and Wincor Nixdorf may have on Diebold’s financial condition. In considering Diebold’s financial condition, Wincor Nixdorf shareholders should review information relating to Diebold in this prospectus, including the financial information incorporated by reference in this prospectus and the unaudited pro forma condensed combined financial information set forth under the section of this prospectus titled “11. Unaudited Pro Forma Condensed Combined Financial Information,” which also contain detailed business, financial and other information about Diebold. See the section of this prospectus titled “1.6 Risks Relating to Investing and Ownership of Diebold Common Shares” for additional information relating to ownership of Diebold common shares, including the risk that there is no assurance that Diebold will continue to pay dividends following the offer, and the section titled “1.5 Risks Relating to Financing of the Business Combination” for more information relating to additional indebtedness Diebold will incur in relation to the business combination.

Q:	WHERE CAN WINCOR NIXDORF SHAREHOLDERS FIND MORE INFORMATION ABOUT DIEBOLD AND WINCOR NIXDORF?

A:	Wincor Nixdorf shareholders can find out information about Diebold and Wincor Nixdorf from the sources described under the sections of this prospectus titled “2.12 Where You Can Find More Information; Documents Available for Inspection.” For certain information regarding Diebold’s business and financial condition, see the sections of this prospectus titled “15. Business of Diebold and Certain Information About Diebold” and “10. Management’s Discussion and Analysis of Financial Condition and Results of Operations of Diebold.” For certain information regarding Wincor Nixdorf’s business and financial condition, see the sections of this prospectus titled “27. Business of Wincor Nixdorf and Certain Information About Wincor Nixdorf” and “26. Management’s Discussion and Analysis of Financial Condition and Results of Operations of Wincor Nixdorf.”

Q:	WHO CAN WINCOR NIXDORF SHAREHOLDERS CONTACT WITH ADDITIONAL QUESTIONS ABOUT THE OFFER?

A:	Wincor Nixdorf shareholders can call Diebold with additional questions about the offer:

Diebold, Incorporated

5995 Mayfair Road

P.O. Box 3077

North Canton, Ohio 44720-8077

Tel No.: +1 (330) 490-4000

Exhibit

S-4 SUMMARY

This summary highlights the material information in this prospectus. To more fully understand the business combination, and for a more complete description of the terms of the offer and the other transactions contemplated by the business combination agreement, you should read carefully this entire document, including the exhibits, annexes, and documents incorporated by reference herein.

Information About the Companies

Diebold

Diebold, Incorporated was incorporated under the laws of the State of Ohio in August 1876, succeeding a proprietorship established in 1859. Diebold believes it has evolved to become a leading provider of exceptional self-service innovation, security and services to financial, retail, commercial and other markets. Diebold has approximately 15,000 employees with business in more than 90 countries worldwide.

Diebold’s registered and principal executive offices are located at 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio 44720-8077, and its telephone number at that location is +1 (330) 490-4000.

Wincor Nixdorf

Wincor Nixdorf Aktiengesellschaft, a German public stock corporation (Aktiengesellschaft), is incorporated under the laws of the Federal Republic of Germany. Wincor Nixdorf believes it is one of the world’s leading providers of information technology, or IT, solutions and services to retail banks and the retail industry. Drawing on a comprehensive portfolio of products and services, Wincor Nixdorf supports and optimizes its customers’ business processes, especially at the branch and store level. Wincor Nixdorf has approximately 9,000 employees worldwide.

Wincor Nixdorf’s registered and principal executive offices are located at 1 Heinz-Nixdorf-Ring, 33106 Paderborn, Germany, and its telephone number at that location is +49 (0) 5251 693-3001.

Exhibit

The Business Combination

Following consummation of the offer, Diebold intends to pursue a post-completion reorganization to effect a business combination of Wincor Nixdorf and Diebold and to acquire any outstanding Wincor Nixdorf ordinary shares not tendered in the offer. A post-completion reorganization could eliminate any minority shareholder interest in Wincor Nixdorf remaining after the offer or allow Diebold to control Wincor Nixdorf to the greatest extent permissible. Whether Diebold pursues a post-completion reorganization transaction following consummation of the offer and the type of such transaction will depend on the percentage of Wincor Nixdorf ordinary shares acquired in the offer and, to the extent legally permissible, in the open market. Post-completion reorganization transactions include::

(1)	a domination agreement and/or a profit and loss transfer agreement, in which case remaining Wincor Nixdorf shareholders will be offered to elect either (i) to continue to hold their Wincor Nixdorf ordinary shares and receive an adequate fixed or variable annual guaranteed dividend or annual share of profit in the amount of the guaranteed dividend pursuant to Section 304 of the German Stock Corporation Act, or (ii) to receive adequate cash compensation in exchange for their Wincor Nixdorf ordinary shares pursuant to Section 305(2) of the German Stock Corporation Act; and/or

(2)	a squeeze-out transaction with respect to the Wincor Nixdorf ordinary shares that Diebold and its subsidiaries do not already own following the consummation of the offer, which we refer to as a squeeze-out transaction. A squeeze-out transaction may be made pursuant to (a) Section 62(5) of the German Transformation Act (Umwandlungsgesetz), which we refer to as a cash merger squeeze-out, (b) Sections 327a et seq. of the German Stock Corporation Act (Aktiengesetz), which we refer to as a corporate squeeze-out, or (c) Sections 39a et seq. of the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), which we refer to as a takeover squeeze-out. In a squeeze-out transaction, ordinary shares of remaining Wincor Nixdorf shareholders would be automatically converted into the right to receive compensation—in the case of (i) a cash merger squeeze-out or a corporate squeeze-out, compensation in cash, and (ii) a takeover squeeze-out, the offer consideration or, at the shareholder’s election, all-cash compensation.

In case (1), when determining the adequate fixed or variable annual guaranteed dividend or annual share of profit for shareholders who elect to continue to hold Wincor Nixdorf ordinary shares, Diebold will take into account Wincor Nixdorf’s past and current results of operations pursuant to the German Commercial Code and the German Stock Corporation Act and Wincor Nixdorf’s future earnings prospects. When determining the adequate cash compensation for Wincor Nixdorf shareholders who elect to receive such compensation in exchange for their Wincor Nixdorf ordinary shares, Diebold will use Wincor Nixdorf’s discounted earnings or, if appropriate, discounted cash flow, to value the minority shareholders’ shares. In general, the amount of such adequate cash compensation may not be less than the weighted average market price of Wincor Nixdorf’s ordinary shares for the three-month period prior to the announcement of Diebold’s intention to enter into the domination and/or profit and loss transfer agreement.

In case (2), Diebold will determine the amount of consideration or compensation using Wincor Nixdorf’s discounted earnings or, if appropriate, discounted cash flow, to value the minority shareholders’ shares and, in general, the amount may not be less than the weighted average market price of Wincor Nixdorf’s ordinary shares for the three-month period prior to the announcement of Diebold’s intention to initiate a squeeze-out transaction.

In each of cases (1) and (2), an appraisal proceeding may, subject to applicable law, be available to Wincor Nixdorf shareholders under the German Appraisal Proceedings Act (Spruchverfahrensgesetz), except that appraisal rights are not available in connection with a takeover squeeze-out pursuant to Sections 39a et seq. of the German Takeover Act.

Exhibit

If, following the offer, Diebold and its subsidiaries hold less than 90 percent of Wincor Nixdorf’s issued share capital, Diebold may neither directly nor indirectly commence a squeeze-out transaction, but may consider purchasing additional Wincor Nixdorf ordinary shares in the open market in order to reach the relevant squeeze-out threshold. If Diebold is unable to complete a squeeze-out, the remaining Wincor Nixdorf shareholders will continue to be entitled to all ordinary shareholder rights (except for annual dividends in the case of a profit and loss transfer agreement). See “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions.” Since (and so long as) Wincor Nixdorf has remaining minority shareholders, it must hold annual meetings according to the general rules of the German Stock Corporation Act. In these annual meetings, minority shareholders may exercise all shareholder rights under the German Stock Corporation Act, including information rights. Resolutions adopted in these annual meetings can also be questioned in court by a minority shareholder without any minimum ownership requirement under the requirements of Sections 243 et seq. of the German Stock Corporation Act. See “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions.”

We estimate that upon completion of the business combination, and assuming that all of the outstanding Wincor Nixdorf ordinary shares are validly tendered in the offer and not properly withdrawn, former Wincor Nixdorf shareholders will own approximately 16.6 percent of the outstanding common shares of Diebold. For a more detailed discussion of the assumptions on which this estimate is based, see the section of this prospectus titled “3.11 Ownership of Diebold Following the Offer.”

The Offer

The summary below describes the principal terms of the offer. Some of the terms and conditions described below are subject to important limitations and exceptions. You should carefully review the section of this prospectus titled “3. The Offer,” and the exchange offer document, which contains a more detailed description of the terms and conditions to the offer. The below summary of the offer is qualified in its entirety by the description of the offer in the exchange offer document under which we intend to make the offer and that you, as a Wincor Nixdorf shareholder, are urged to obtain upon publication of the offer.

Issuer	Diebold, Incorporated, 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio 44720-8077, United States.

Target	Wincor Nixdorf Aktiengesellschaft, a German public stock corporation (Aktiengesellschaft), 1 Heinz-Nixdorf-Ring, 33106 Paderborn, Germany.

Subject Matter of the Offer	Diebold seeks to acquire all Wincor Nixdorf ordinary bearer shares, without par value (auf den Inhaber lautende Stammaktien ohne Nennbetrag) (ISIN DE000A0CAYB2), each representing a pro-rata amount of €1.00, of Wincor Nixdorf’s share capital (Grundkapital), with all ancillary rights.

Offer Consideration	For each Wincor Nixdorf ordinary share validly tendered in the offer and not properly withdrawn:

•	€38.98 in cash; and

•	0.434 Diebold common shares.

Exhibit

Conditions to the Offer	The offer is subject to satisfaction or, where permissible, waiver of the following conditions:

•	Minimum Tender Condition—At the time of the expiration of the acceptance period, the sum of the number of (i) Wincor Nixdorf ordinary shares validly tendered and not properly withdrawn; (ii) Wincor Nixdorf ordinary shares held directly by Diebold or any of its subsidiaries or any person acting in concert with Diebold within the meaning of Section 2(5) of the German Takeover Act (excluding any Wincor Nixdorf treasury shares); (iii) Wincor Nixdorf ordinary shares that must be attributed to Diebold or any of its subsidiaries in accordance with Section 30 of the German Takeover Act; and (iv) Wincor Nixdorf ordinary shares for which Diebold or any of its subsidiaries or any person acting in concert with Diebold within the meaning of Section 2(5) of the German Takeover Act has entered into an agreement outside of the offer, giving them the right to demand the transfer of title of such Wincor Nixdorf ordinary shares, equals at least 22,362,159 Wincor Nixdorf ordinary shares (approximately 67.6 percent of the total number of all Wincor Nixdorf ordinary shares existing at the time of approval of the publication of the exchange offer document by BaFin);

•	Regulatory Condition— After publication of the Exchange Offer document and no later than November 21, 2016, the transactions contemplated by the offer must have been approved by the competent antitrust authorities in the jurisdictions where the parties mutually determined merger control or competition law filings and/or notices to be necessary or the statutory waiting periods in the relevant jurisdictions must have lapsed;

•	Registration Statement Condition—The registration statement regarding the Diebold common shares has been declared effective by the SEC between the publication of the Exchange Offer document and the expiration of the acceptance period and at the expiration of the acceptance period is not the subject of any stop order by the SEC pursuant to Section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order;

•

No Market Material Adverse Change Condition—Between the publication of the exchange offer document and the expiration of the acceptance period, trading on the Frankfurt Stock Exchange has not been suspended for more than three consecutive trading days for all shares admitted to trading at the entire Frankfurt Stock Exchange. Furthermore, the closing quotations of the DAX (ISIN DE0008469008), as determined by Deutsche Börse AG, Frankfurt am Main, Germany, or a successor thereof, and published on its website (http://www.deutsche-boerse.com), of the two trading days prior to the end of the acceptance period is

Exhibit

not more than 28.5 percent below the closing quotation of the DAX on the trading day immediately preceding the day of approval of the publication of the offer document by BaFin (namely, not below 6,745.9 points); and

•	No Wincor Nixdorf Material Adverse Change Condition—Between the publication of the exchange offer document and the expiration of the acceptance period (or until the end of the first eight weeks, if the acceptance period is extended beyond that) neither has Wincor Nixdorf published new circumstances pursuant to Section 15 of the German Securities Trading Act, nor have circumstances occurred that would have had to be published by Wincor Nixdorf pursuant to Section 15 of the German Securities Trading Act or that Wincor Nixdorf did not publish because of a self-exception pursuant to Section 15(3) of the German Securities Trading Act, that, in case of a one-time event, result in a negative effect on the annual EBITDA (as defined in Wincor Nixdorf’s annual report for the fiscal year ended September 30, 2015) of Wincor Nixdorf in an amount of at least €50 million, and/or, in case of a recurring event, result in a recurring negative effect on the annual EBITDA (as defined in Wincor Nixdorf’s annual report for the fiscal year ended September 30, 2015) of Wincor Nixdorf in an amount of at least €18 million for the fiscal years 2015/2016, 2016/2017 and 2017/2018, or that, in each case, could reasonably be expected to have such effect.

The offer will also be subject to the other conditions referred to in the section of this prospectus titled “3.5.6 Other Conditions to the Offer.” The conditions to the exchange offer must be satisfied or, where permissible, waived prior to the expiration date, except for the regulatory condition, which may remain outstanding after the expiration date. The regulatory condition must be satisfied on or prior to November 21, 2016 or waived at least one working day prior to the end of the acceptance period. If the regulatory condition is not satisfied on or prior to November 21, 2016 (or waived at least one working day prior to the end of the acceptance period), the offer will terminate and may not be consummated. See the sections of this prospectus titled “3.6.2 Extension, Termination and Amendment; Additional Acceptance Period” and “3.5.7 Waiver of Conditions to the Offer.”

Acceptance Period; Expiration Date

The acceptance period starts on February 5, 2016 and will expire at 12:00 midnight, at the end of March 22, 2016, Central European Time, unless extended. We refer to the date of the expiration of the acceptance period (including any extension thereof) as the expiration date. For more information, you should read the section of this

Exhibit

prospectus titled “3.6.2 Extension, Termination and Amendment; Additional Acceptance Period.”

Additional Acceptance Period	Following the expiration date, and if all conditions to the offer (other than the regulatory condition which may remain outstanding) have been satisfied or, where applicable, waived, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) provides an additional acceptance period of two weeks for the offer. The additional acceptance period will be an additional two-week period of time beginning on the day after the publication of the results of the acceptance period during which shareholders may tender, but not withdraw, their Wincor Nixdorf ordinary shares. Provided that the acceptance period is not extended, the additional acceptance period is expected to begin on March 30, 2016 and to expire at 12:00 midnight, at the end of April 12, 2016 (Central European Summer Time). Wincor Nixdorf shareholders who validly tender during the additional acceptance period will receive the offer consideration on the closing date.

Put Right	Pursuant to Section 39c of the German Takeover Act, Wincor Nixdorf shareholders who did not tender their shares in the offer may have the right (Andienungsrecht) to require Diebold to purchase their Wincor Nixdorf ordinary shares for the offer consideration if certain conditions are met upon publication of the results of the offer after the expiration of the acceptance period, including that the offer has been accepted to such extent that Diebold would hold 95 percent of Wincor Nixdorf’s voting share capital following the Closing Date.

The German Takeover Act requires that this put right be available for a three-month period, which we refer to as the put right period. The put right period, if any, will commence after the expiration of the acceptance period on the date that the bidder publishes that 95 percent of the target’s voting share capital has been tendered. Wincor Nixdorf shareholders who properly exercise this right are entitled to receive the same consideration received by shareholders who tendered their shares during the acceptance period or the additional acceptance period. Wincor Nixdorf shareholders who did not tender their shares in the offer, including those located or resident in the United States, may choose whether or not to exercise this put right. The procedure for exercising the put right corresponds to the procedure for tendering Wincor Nixdorf ordinary shares in the acceptance period or additional acceptance period and shares put to Diebold may be traded on an “as-tendered” basis until such trading ceases.

There will be no withdrawal rights during any put right period. If the regulatory condition is fulfilled prior to the expiration of the put right period, then (i) shares put to Diebold no later than 6:00 p.m. (Central European Summer Time) on the business day after publication of fulfilment of the regulatory condition will be settled with the offer on

Exhibit

the closing date as described in “3.10 Settlement” and (ii) the shares put to Diebold following 6:00 p.m. (Central European Summer Time) on the business day after publication of fulfilment of the regulatory condition will be settled twice weekly on a rolling basis as described in “3.6.3 Put Right Period.” If the regulatory condition is fulfilled after the expiration of the put right period, there will be only one settlement on the closing date and the offer and the shares put to Diebold during the put right period will be settled concurrently as described in “3.10 Settlement.”

Withdrawal Rights	At any time during the acceptance period, Wincor Nixdorf shareholders may withdraw their Wincor Nixdorf ordinary shares. Following the expiration date, withdrawal rights will cease, and any Wincor Nixdorf ordinary shares tendered into the offer cannot be withdrawn. There will be no withdrawal rights during any additional acceptance period or, if applicable, a put right period.

Trading of Tendered Wincor Nixdorf Ordinary Shares	Wincor Nixdorf shareholders who tender their Wincor Nixdorf ordinary shares in the offer may sell these tendered Wincor Nixdorf ordinary shares in the open market. A new ISIN (WKN) (ISIN DE000A169QN2 (WKN A16 9QN)) for tendered Wincor Nixdorf ordinary shares has been obtained. The new ISIN (WKN) will permit trading in tendered Wincor Nixdorf ordinary shares and Wincor Nixdorf ordinary shares put during a put right period, if any, on an as-tendered basis on the regulated market (Regulierter Markt) (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) as of the third trading day following the commencement of the acceptance period. Therefore, although following the expiration date Wincor Nixdorf shareholders may not withdraw any ordinary shares tendered into the offer, such shareholders will be able to trade their tendered shares on an “as-tendered” basis. We expect that trading of the tendered Wincor Nixdorf ordinary shares and Wincor Nixdorf Ordinary shares put during a put right period, if any, on the regulated market of the Frankfurt Stock Exchange will cease after the end of the regular stock exchange trading hours one business day after satisfaction of the regulatory condition or, if later, one day after the end of the additional acceptance period. Diebold will publish the date on which trading ceases without undue delay as described in the section of this prospectus titled “3.18 Publications.”

Any person acquiring tendered Wincor Nixdorf ordinary shares will assume all rights and obligations arising from the prior acceptance of the exchange offer.

Exhibit

Settlement	The delivery of the Diebold common shares issued pursuant to the offer and payment of €38.98 cash per tendered Wincor Nixdorf ordinary share will occur without undue delay no later than seven business days following the later of (i) the publication of the results of the additional acceptance period or (ii) the satisfaction of the regulatory condition. Under the business combination agreement, the regulatory condition may remain outstanding until November 21, 2016. If the regulatory condition is not satisfied on or prior to November 21, 2016 (or waived at least one working day prior to the end of the acceptance period), the offer will terminate and settlement will not occur. Payment of the offer consideration may be made on a date that is significantly later than the expiration date (after which withdrawal rights will cease) or the expiration of the additional acceptance period, or may not occur. If the offer is not completed, shareholders who have tendered their Wincor Nixdorf ordinary shares in the offer will have their shares rebooked to their accounts. We refer to the date of payment of the offer consideration as the closing date.

On the closing date, Clearstream Banking Aktiengesellschaft, Germany, or Clearstream, will deposit the tendered Wincor Nixdorf ordinary shares to the account of the settlement agent at Clearstream for the purpose of transferring the ownership of the tendered Wincor Nixdorf ordinary shares to Diebold Holding Germany Inc. & Co. KGaA, a German partnership limited by shares (Kommanditgesellschaft aur Aktien) and a wholly-owned subsidiary of Diebold.

Upon crediting of the offer consideration to the respective custodian bank’s securities/cash account with Clearstream, Diebold will have fulfilled its obligation to pay the offer consideration. It is the respective custodian banks’ responsibility to transfer the offer consideration to Wincor Nixdorf shareholders.

Wincor Nixdorf’s Agreement Not to Tender Treasury Shares	As of January 27, 2016, Wincor Nixdorf held approximately 9.88 percent (3,268,777 Wincor Nixdorf ordinary shares) of its share capital in treasury shares. Wincor Nixdorf has committed (i) by way of a non-tender agreement (Qualifizierte Nichtannahmeerklärung) to not dispose of any of its treasury shares (either by tendering into the offer or otherwise) until the settlement of the offer, including the put right period, if any, pursuant to Section 39c of the German Takeover Act, and (ii) to deposit its treasury shares into a blocked account (Sperrkonto).

Appraisal Rights	An appraisal proceeding is not available in connection with the offer, but may, subject to applicable law, be available to Wincor Nixdorf shareholders under the German Appraisal Proceedings Act

Exhibit

(Spruchverfahrensgesetz) in connection with a potential post-completion reorganization. See the section of this prospectus titled “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions.”

Information on Diebold Common Shares Issued to Wincor Nixdorf Shareholders	International Securities Identification Number (ISIN): US2536511031

German Securities Code (Wertpapierkennnummer) (WKN): 856 244

Common Code: 10307970

Ticker Symbol: “DBD” (NYSE); “DLD” (Frankfurt Stock Exchange)

Admission to and Commencement of Trading	We will apply to list the Diebold common shares issued to Wincor Nixdorf shareholders on the NYSE. In connection with the business combination, we will also apply to list the Diebold common shares on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with a concurrent listing in the subsegment of the regulated market with additional postadmission obligations (Prime Standard), such that the Diebold common shares issued to Wincor Nixdorf shareholders will be fully fungible with the existing Diebold common shares, including with respect to dividend entitlements.

If all conditions to the offer have been satisfied by the end of the additional acceptance period and the offer is consummated without undue delay thereafter, Diebold expects admission to trading on the Frankfurt Stock Exchange to occur on April 25, 2016 and commencement of trading on the NYSE and on the Frankfurt Stock Exchange on April 27, 2016. If the regulatory condition, which may remain outstanding until November 21, 2016, is not satisfied by the end of the additional acceptance period (or waived until one working day prior to the end of the acceptance period) settlement of the offer will be delayed until satisfaction of the regulatory condition; admission to, and commencement of, trading will be delayed accordingly.

Settlement Agent	Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, is the settlement agent in connection with the offer.

Use of Proceeds	Diebold will not receive any proceeds from the offer. Diebold expects the total costs that it will incur and pay in connection with the offer will be approximately $216.6 million.

Exhibit

Parallel Acquisitions

Diebold reserves the right, to the extent legally permissible, to directly or indirectly acquire additional Wincor Nixdorf ordinary shares outside the exchange offer in the open market. See the section of this prospectus titled “3.15 Parallel Acquisitions.”

Total Cost of the Issuance; Material Transaction Fees

Assuming all outstanding Wincor Nixdorf ordinary shares are tendered in the offer, Diebold expects the total amount of cash consideration payable will be approximately €1,162.2 million (approximately $1,297.2 million converted from euros at $1.1162 to €1, based on the noon buying rate on September 30, 2015), and the total number of Diebold common shares issued to Wincor Nixdorf shareholders will be approximately 12.9 million. Diebold intends to fund the cash portion of the offer consideration and other expenses incurred in connection with the offer from new credit facilities and senior unsecured notes. Diebold currently estimates that it will incur approximately $216.6 million of legal, banking and other professional fees and costs related to the business combination, including the admission of the Diebold common shares to trading on the NYSE and on the Frankfurt Stock Exchange, of which approximately $95.1 million will be payable regardless of whether the business combination is completed. Diebold will not charge any of these costs to Wincor Nixdorf shareholders who accept the offer.

Diebold has also entered into certain financing agreements to finance the business combination with, inter alios, J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, JPMorgan Chase Bank, N.A. and Credit Suisse AG, Cayman Islands Branch. The parties to these agreements have a potential interest in the combination because the fees under these agreements, in whole or in part, depend on the success of the offer. In addition, Diebold has retained Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC to provide certain investment banking and related services in connection with the business combination. See the section of this prospectus titled “2.13 Material Interests in the Offer.”

Structure of the Business Combination

On February 3, 2016 Diebold and Diebold Holding Germany Inc. & Co. KGaA, a German partnership limited by shares (Kommanditgesellschaft auf Aktien) and a wholly-owned subsidiary of Diebold, which we refer to as Diebold KGaA, entered into a transaction agreement governing their relationship. Upon settlement of the offer, the Wincor Nixdorf ordinary shares validly tendered and not withdrawn will be transferred directly to Diebold KGaA without any prior acquisition or temporary purchase by Diebold as bidder. Diebold, as bidder, will not acquire direct ownership of these shares in the course of settlement of the offer. The following diagrams illustrate (1) the simplified current structure of Diebold and Wincor Nixdorf, (2) the simplified structure of Diebold and Wincor Nixdorf assuming that following the offer Diebold holds at least 75 percent of Wincor Nixdorf’s voting share capital and Wincor Nixdorf and Diebold enter into a domination agreement, and (3) the simplified structure of Diebold and Wincor Nixdorf assuming that following the offer Diebold holds (directly or indirectly) at least 95 percent of Wincor Nixdorf’s issued share capital and effects a corporate squeeze-out pursuant to Sections 327a et seq. of the German Stock Corporation Act:

Exhibit

Pre-Combination Structure; the Offer

Potential Post-Combination Structures

Domination Agreement	Corporate Squeeze-Out

Exhibit

Diebold’s Reasons for the Business Combination

At a meeting held on November 21, 2015, after due consideration and consultation with Diebold’s management and legal and financial advisors, Diebold’s board of directors unanimously approved the business combination agreement and the consummation of the exchange offer and the other transactions contemplated by the business combination agreement. In reaching its decision, Diebold’s board of directors considered a number of factors in connection with its evaluation of the proposed transaction, including significant strategic opportunities and potential synergies, as generally supporting its decision to enter into the business combination agreement and proceed with the transactions contemplated thereby. See “13.4 Diebold’s Reasons for the Business Combination” for a discussion of the factors considered by Diebold’s board of directors.

Wincor Nixdorf’s Reasons for the Business Combination

On November 22, 2015 and November 23, 2015, the Wincor Nixdorf supervisory board and the Wincor Nixdorf management board, respectively, approved the business combination agreement and the transactions contemplated thereby. The Wincor Nixdorf management board considered a number of factors, including the interests of Wincor Nixdorf customers and employees, pertaining to the strategic rationale for the business combination as generally supporting its decision to enter into the business combination agreement. See the section of this prospectus titled “13.5 Wincor Nixdorf’s Reasons for the Business Combination” for a discussion of the factors considered by the Wincor Nixdorf management board and supervisory board.

In considering the recommendation of the management board and the supervisory board of Wincor Nixdorf as set out under the section of this prospectus titled “13.6 Recommendation of the Wincor Nixdorf Supervisory Board and Management Board,” you should be aware that the members of Wincor Nixdorf’s supervisory board and management board may have interests in the transactions contemplated by the business combination agreement that may be different from, or in addition to, the interests of Wincor Nixdorf’s shareholders generally. These interests may create potential conflicts of interests. The supervisory board and the management board of Wincor Nixdorf were aware that such potential interests might exist. However, the decisions of the management board and the supervisory board to approve the business combination agreement and the transactions and covenants contemplated by the business combination agreement were solely guided by the best interest of Wincor Nixdorf, its shareholders, employees, and other stakeholders.

The Business Combination Agreement

The terms and conditions of the business combination are contained in the business combination agreement, which is attached as Annex A to this prospectus and incorporated into this prospectus by reference. Diebold and Wincor Nixdorf urge you to read the full text of the business combination agreement because it is the legal document that governs the business combination.

Structure of the Combination

Pursuant to the business combination agreement, Diebold will make the exchange offer for a consideration of a mix of cash and Diebold common shares to the shareholders of Wincor Nixdorf for all issued Wincor Nixdorf ordinary shares.

For a more detailed discussion of the structure of the combination of Diebold and Wincor Nixdorf and the exchange offer, see the section of this prospectus titled “13.2 Structure of the Business Combination.”

Exhibit

Conditions to the Offer; Closing Failure and Revised Transaction

Pursuant to the business combination agreement, Diebold’s obligation to accept and exchange Wincor Nixdorf ordinary shares tendered in the exchange offer is subject to the satisfaction (or waiver by Diebold, to the extent waiver is permitted by applicable law) of certain conditions. For a more detailed discussion, see the section of this prospectus titled “13.7.3.2 Closing Failure; Revised Transaction.”

Recommendations by the Wincor Nixdorf Boards

Wincor Nixdorf’s Support and Recommendation of the Exchange Offer

Wincor Nixdorf’s management board and supervisory board have, based on the information available to them on the date of the business combination agreement, taken the view that the business combination is in the best interest of Wincor Nixdorf, its stockholders, employees and other stakeholders. The shareholders of Wincor Nixdorf are, however, advised to consider carefully the potential German tax consequences of accepting the offer.

Without undue delay and within five business days following the commencement of the exchange offer, the management board and the supervisory board of Wincor Nixdorf will, separately or jointly, publish a reasoned statement pursuant to Section 27 para. 3 and Section 14 para. 3 of the German Takeover Act. In their reasoned statement, the management board and the supervisory board of Wincor Nixdorf will confirm, in their opinion and subject to their review of the final exchange offer document, (i) that the offer consideration is fair and adequate, (ii) their support for the exchange offer, (iii) their recommendation to the holders of Wincor Nixdorf shares to tender their Wincor Nixdorf shares in the exchange offer, and (iv) that members of the management board will either tender their Wincor Nixdorf shares into the exchange offer or sell their Wincor Nixdorf shares in compliance with applicable laws on the stock exchange or otherwise, at a price and at a time that is, at their sole discretion, reasonably satisfactory to them.

In addition, until the earlier of the termination of the business combination agreement and the consummation of the exchange offer (including the expiration of the put right period pursuant to Section 39c of the German Takeover Act, if applicable), Wincor Nixdorf has agreed to support the exchange offer and the business combination in any and all publications and communications that relate to the business combination, including in:

•	the response statement under Rule 14e-2 of the Exchange Act, which Wincor Nixdorf shall publish no later than five business days following the publication of the offer document; and

•	all public statements, press conferences, interviews, (joint) roadshows, investor conferences and other opportunities to support the exchange offer, if and to the extent that these relate to the business combination.

Conditions to Recommendations of Wincor Nixdorf

The Wincor Nixdorf management board’s and supervisory board’s obligations to support and recommend the exchange offer in each of their reasoned statement will be subject to the following conditions:

•	no competing offer, or intention thereof, has been announced or launched by a third party that the management board and supervisory board have determined to be a superior proposal, as described below (provided that Wincor Nixdorf has informed Diebold without undue delay after such determinations have been made); and

Exhibit

•	no other circumstances exist that would cause or, as confirmed in writing by an external legal counsel of recognized standing, would be likely to cause the members of the management board and/or the supervisory board of Wincor Nixdorf to violate their duties under applicable law, including any obligations of the members of the management board and/or the supervisory board to observe their duty of care and fiduciary duty vis-à-vis Wincor Nixdorf, including their obligations under Sections 27 and 33 of the German Takeover Act and under Sections 79, 93 and 116 of the German Stock Corporation Act.

Third-Party Acquisition Proposals

Non-Solicitation

Until the earlier of the termination of the business combination agreement and the consummation of the exchange offer, Wincor Nixdorf will, to the extent permitted by law and corporate authorization, refrain, and use reasonable efforts to cause its subsidiaries to refrain, from initiating any measures or steps that could jeopardize the success of the exchange offer, including the following:

•	actively asking for a competing offer that could jeopardize the success of the exchange offer;

•	actively asking for another transaction, proposal or approach that is economically or otherwise comparable to a competing offer that could jeopardize the success of the exchange offer; or

•	unless actively approached with a proposal that is reasonably likely to result in a superior offer or another transaction which is economically or otherwise comparable to a competing offer, entering into any communications, discussions, negotiations, correspondence or arrangements, or making any confidential documents relating to Wincor Nixdorf or its subsidiaries or their businesses available with a view to soliciting a competing offer or any other transaction that, if implemented, could jeopardize the success of the exchange offer.

Wincor Nixdorf has agreed to inform Diebold as soon as reasonably practicable if it has been approached by a third party in relation to a situation which could reasonably be expected to end in a competing offer or other transactions that, if implemented, would jeopardize the success of the exchange offer.

Term and Termination

Term

The business combination agreement has a fixed term of three years from November 23, 2015.

Termination Rights

Prior to the expiration of the term of the business combination agreement or the consummation of the exchange offer, the business combination agreement may be terminated with immediate effect by either Diebold or Wincor Nixdorf if:

•	the exchange offer lapses or is not capable of being consummated by November 21, 2016 because of a closing failure, provided that the terminating party is not then in material breach of the business combination agreement relating to the closing condition that failed to be satisfied; or

•	the other party violates its material obligations under the business combination agreement and the violation was not cured within five business days (except with respect to the obligation to negotiate in good faith and enter into a revised transaction or pay the termination fee or with respect to all other claims for damages resulting from any breach of any obligation under the business combination agreement).

Exhibit

However, Wincor Nixdorf cannot exercise one of the above termination rights if it intends to terminate in order to accept a superior proposal.

In addition, prior to the expiration of the term of the business combination agreement or the consummation of the exchange offer, the business combination agreement may be terminated with immediate effect by Wincor Nixdorf if:

•	after signing the business combination agreement, Diebold does not promptly publish its decision to launch the exchange offer;

•	the approved exchange offer document has not been published by February 10, 2016;

•	the consideration offered in the exchange offer is lower than the amount in the business combination agreement, or the exchange offer is subject to additional closing conditions;

•	Diebold’s disclosure of its strategy or intentions in the approved exchange offer document is different than the intentions set forth in the business combination agreement (unless such differences are due to requirements by the SEC or BaFin or do not materially adversely affect the interest of Wincor Nixdorf, its shareholders and/or other stakeholders); or

•	the management board and/or the supervisory board of Wincor Nixdorf no longer supports the exchange offer and they have informed Diebold that they intend to pursue a superior proposal, provided that Wincor Nixdorf has negotiated with Diebold in good faith before or after disclosing the superior proposal.

In addition, prior to the expiration of the term of the business combination agreement or the consummation of the exchange offer, the business combination agreement may be terminated with immediate effect by Diebold if:

•	the management board and/or the supervisory board of Wincor Nixdorf does not issue or withdraws its reasoned statement or amends the reasoned statement in a way that could jeopardize the success of the exchange offer; or

•	the SEC or BaFin requires a change to the registration statement or the exchange offer document, as applicable, and such change means that Diebold cannot publish the registration statement or the approved exchange offer document such that each of those documents is in compliance with the business combination agreement, and Diebold therefore does not publish the registration statement or the approved exchange offer document in compliance with the business combination agreement.

Termination Fees

If (i) the exchange offer is not consummated due to the failure to satisfy one or more of the regulatory condition, the registration statement condition, or the market material adverse change condition, (ii) Diebold and Wincor Nixdorf were unable to agree to a revised transaction and enter into a revised agreement following good-faith negotiations during a period of two months in compliance with the requirements of the business combination agreement, including, to the extent necessary, the consultation of a mediator and (iii) either party has terminated the business combination agreement due to the lapse of the exchange offer, with the exchange offer not being or not capable of being consummated by November 21, 2016 due to the failure to satisfy a closing condition or Wincor Nixdorf has terminated the business combination agreement pursuant to one of its unilateral termination rights described above (other than due to the intention of Wincor Nixdorf to pursue a superior offer), then Diebold must pay to Wincor Nixdorf without undue delay after the expiration of the two-month period for the negotiation of a revised transaction an amount equal to one of the fees below, provided

Exhibit

that if more than one of the closing conditions described above failed to be satisfied, the termination fee payable will correspond to the first of those failures to occur:

•	€20 million if there was a failure of the registration statement condition, unless the failure of the registration statement condition arose in connection with a change required by the SEC on the recommendation of the management board and the supervisory board of Wincor Nixdorf or on the section on Wincor Nixdorf’s reasons for the transaction in this prospectus or was caused by Wincor Nixdorf, and, in the latter case, Diebold has requested in writing that Wincor Nixdorf cure the circumstances that caused the failure of the registration statement condition and granted sufficient time for Wincor Nixdorf to do so; Diebold’s obligation in respect of the written request and cure period is only applicable, however, if (i) Diebold was aware or should have been aware that the failure of the registration statement condition was caused by Wincor Nixdorf and (ii) the prompt application of a cure measure would have resulted in the prevention of the failure of the registration statement condition; or

•	€30 million if there was a failure of the market material adverse change condition; or

•	€50 million if there was a failure of the regulatory condition on or before November 21, 2016.

Governance and Management of the Combined Diebold and Wincor Nixdorf

The business combination agreement provides that, subject to the organizational and governance rules under applicable laws and any applicable fiduciary duties, Diebold and Wincor Nixdorf will use their respective best efforts to make certain changes to the respective boards of Diebold and Wincor Nixdorf as promptly as reasonably practicable after the consummation of the offer, as discussed in more detail in the section of this prospectus titled “13.7.11 Governance and Management of the Combined Diebold and Wincor Nixdorf.”

Governing Law and Arbitration

The parties have agreed that the business combination agreement will be governed by and construed in accordance with the laws of the Federal Republic of Germany. Any disputes arising from or in connection with the business combination agreement and its consummation will be subject to binding settlement by three arbitrators (Diebold and Wincor Nixdorf may each nominate one of the three arbitrators) in accordance with the arbitration rules of the German Institution of Arbitration without recourse to the courts of law. Exclusive legal venue of the arbitration will be Frankfurt am Main, Germany, and the language of the arbitration proceedings will be English.

Appraisal Rights

An appraisal proceeding is not available in connection with the offer. However, subject to applicable law, appraisal rights may be available to Wincor Nixdorf shareholders with respect to certain potential post-completion reorganization transactions under the German Appraisal Proceedings Act (Spruchverfahrensgesetz), which Diebold intends to consummate following the closing date. Under this Act, a court may be asked to determine the adequacy of the consideration or compensation paid to minority shareholders in certain corporate transactions including (1) the consolidation or merger of companies according to the provisions of the German Transformation Act (Umwandlungsgesetz); (2) the conclusion of a domination and/or profit and loss transfer agreement; and (3) the squeeze-out of minority shareholders pursuant to Sections 327a et seq. of the German Stock Corporation Act or a cash merger squeeze-out pursuant to Section 62(5) of the German Transformation Act. Appraisal rights will not be available in connection with a squeeze-out transaction pursuant to Sections 39a

Exhibit

et seq. of the German Takeover Act. In each of cases (1), (2) and (3), the shareholder seeking the appraisal rights, as applicable, must comply with the requirements of German law. Diebold will determine the amount of consideration or compensation to be offered as described in “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions.” Following the approval of such transaction by the shareholders’ meeting of Wincor Nixdorf, each shareholder may challenge such determination pursuant to the German Appraisal Proceedings Act. The appraisal proceeding generally does not take into account the offer consideration when valuing the shares. Therefore, the form and amount of compensation paid for Wincor Nixdorf shares in an appraisal proceeding, if any, may be different than the offer consideration. See the section of this prospectus titled “13.9 Potential Post-Completion Reorganization; Squeeze-Out Transactions.”

Regulatory Approvals Related to the Business Combination

The offer is subject to review by the Federal Trade Commission, which we refer to as the FTC, and the Department of Justice, which we refer to as the DOJ. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act, the offer may not be completed until certain information has been provided to the antitrust agencies and the applicable HSR Act waiting period has expired or been terminated.

In addition, competition law filings and/or notices will be made to the competent antitrust authorities in the following jurisdictions: Austria, Poland, Portugal, Slovakia and Spain and/or the European Union, if and to the extent the European Commission has authority pursuant to Council Regulation (EC) No. 139/2004 of January 20, 2004, Brazil, China, Colombia, Russia, and Turkey. See the section of this prospectus titled “13.10 Regulatory Approvals Related to the Business Combination” for a description of the status of the regulatory approvals necessary in connection with the offer and the business combination.

Material Interests of Wincor Nixdorf’s Supervisory Board and Management Board in the Business Combination

Shareholders of Wincor Nixdorf should be aware that the members of the Wincor Nixdorf management board and certain members of the Wincor Nixdorf supervisory board may have interests in the business combination that are different from, or in addition to, the interests of the Wincor Nixdorf shareholders. These interests may include, but are not limited to, certain Wincor Nixdorf management board members’ continued employment with the combined company following the closing date, certain Wincor Nixdorf supervisory board members’ continued positions on the Wincor Nixdorf supervisory board following the closing date, the indemnification of former Wincor Nixdorf management and supervisory board members and the treatment of stock options held by the Wincor Nixdorf management board and Wincor Nixdorf supervisory board members. These interests also include Diebold’s agreement to appoint Dr. Alexander Dibelius, chairman of the supervisory board of Wincor Nixdorf, Dr. Dieter Düsedau, a member of the supervisory board of Wincor Nixdorf, and Mr. Eckard Heidloff, chief executive officer of Wincor Nixdorf, to the Diebold board of directors following the closing date, Mr. Heidloff as president of Diebold upon his joining the Diebold board of directors and three other Wincor Nixdorf management board members to a newly formed eight-person executive committee to be installed as promptly as practicable after the closing date. As of January 27, 2016, members of the Wincor Nixdorf management board and the Wincor Nixdorf supervisory board and their affiliates owned 207,728 Wincor Nixdorf ordinary shares in the aggregate, representing 0.63 percent of the issued Wincor Nixdorf ordinary shares.

Financing of the Business Combination

On November 23, 2015, Diebold entered into (i) a $500.0 million bridge credit agreement among, inter alios, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint

Exhibit

bookrunners, JPMorgan Chase Bank, N.A. as administrative agent and a lender, Credit Suisse AG, Cayman Islands Branch, as syndication agent and a lender and Diebold as borrower, which agreement is referred to as the bridge credit agreement in this prospectus, and (ii) a $1.84 billion credit agreement among, inter alios, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. as administrative agent and a lender, Credit Suisse AG, Cayman Islands Branch as syndication agent and a lender and Diebold as borrower, which was amended on December 23, 2015 to refinance Diebold’s existing $520.0 million revolving facility and $230.0 million (non-delayed draw) term loan A facility (see 16.4.1 Replacement Facilities), which agreement as amended is referred to as the bank credit agreement, and together with the bridge credit agreement, are referred to as the credit agreements, in this prospectus. Pursuant to the business combination agreement, Diebold may use up to €175.0 million of such committed financing to finance shareholder loans to Wincor Nixdorf to secure any financing needs of Wincor Nixdorf following the consummation of the exchange offer.

For a more complete description of indebtedness incurred by Diebold to acquire the Wincor Nixdorf ordinary shares, which we refer to as the business combination financing, see the section of this prospectus titled “16.4 Financing of the Business Combination.”

Corporate Governance Structure of Diebold After the Business Combination

Immediately following the closing date, Diebold will increase the size of the board of directors to an overall number of 13 board members and appoint three Wincor Nixdorf representatives to the Diebold board of directors. As promptly as practicable after the closing date, Diebold will install an executive committee of eight members with equal representation of executives from Diebold and Wincor Nixdorf. In addition, Wincor Nixdorf has agreed to use reasonable best efforts to ensure that following the closing date three Diebold executives will be appointed to the Wincor Nixdorf supervisory board. The Wincor Nixdorf supervisory board will continue to consist of 12 members.

For a more detailed discussion of the corporate governance structure of Diebold after the business combination, see the section of this prospectus titled “25. Corporate Governance Structure of Diebold after the Business Combination.”

Comparison of Holders’ Rights

The rights of Diebold shareholders are governed by the applicable laws of the State of Ohio, including Title XVII, Chapter 1701 of the Ohio Revised Code, or ORC, Diebold’s amended and restated articles of incorporation, or articles of incorporation, and Diebold’s amended and restated code of regulations, or code of regulations, which are filed as exhibits to this prospectus. The rights of Wincor Nixdorf shareholders are governed by applicable German law, including the German Stock Corporation Act (Aktiengesetz), and Wincor Nixdorf’s articles of association (Satzung). Upon consummation of the transactions contemplated by the offer, Diebold shareholders and Wincor Nixdorf shareholders who validly tender their shares in the offer and do not properly withdraw such tendered shares will be Diebold shareholders, and accordingly, their rights will be governed by Diebold’s articles of incorporation, Diebold’s code of regulations, and the laws of the State of Ohio. For a more detailed discussion, see the section of this prospectus titled “30. Comparison of Holders’ Rights.” Material differences in the rights of Wincor Nixdorf shareholders prior to the business combination and the rights of Diebold shareholders after the business combination will include, among others, the following:

•	Diebold has authorized, but not issued, a class of preferred shares that, if issued, will have priority over the Diebold common shares in the payment of dividends and in the event of a liquidation;

Exhibit

•	Diebold shareholders will be represented by a single board of directors, not by a management board (Vorstand) and a supervisory board (Aufsichtsrat). The members of the Diebold board of directors will be elected annually by plurality vote of the shareholders. In addition, upon proper notice, the holders of Diebold common shares are entitled to cumulative voting rights (if invoked) in the election of directors. Directors will be removable, with or without cause, by the holders of a majority of the voting power of the shares then entitled to vote at an election of directors;

•	a Diebold shareholder may propose and have business conducted at an annual meeting by providing a proposal solicitation notice, a proxy statement and form of proxy to shareholders holding at least the percentage of shares required to approve the proposed business. Under the German Stock Corporation Act (Aktiengesetz), by contrast, one or more shareholders holding shares representing an aggregate of at least 5 percent of the issued share capital of Wincor Nixdorf are entitled to request a meeting of shareholders to be called and propose business to be considered at that meeting;

•	approval of certain extraordinary actions, including any merger, consolidation or sale of substantially all of the assets of Diebold, will require at least two-thirds of the voting power of Diebold in order to be effective. Certain resolutions of fundamental importance for Wincor Nixdorf, including certain reorganization measures, entering into a domination and/or profit and loss transfer agreement, and certain significant asset disposals, require a majority of at least 75 percent of the votes cast and/or the share capital represented in the meeting of shareholders of Wincor Nixdorf;

•	Diebold’s code of regulations may be adopted, amended or repealed (i) by the directors to the extent permitted by law, or (ii) by the vote of the holders of a majority of the power of the corporation at any annual meeting of shareholders or at any special meeting called for that purpose. Under the ORC, Diebold shareholders may adopt an amendment to the articles of incorporation by the affirmative vote of the holders of shares entitling them to exercise two-thirds of the voting power on the proposal, whereas the meeting of shareholders of Wincor Nixdorf may amend Wincor Nixdorf’s articles of association (Satzung) with a majority of 75 percent of the share capital present at the meeting. Wincor Nixdorf’s supervisory board is only authorized to adopt purely formal amendments to the articles of association; and

•	Diebold shareholders have no preemptive rights to purchase or have offered to them for purchase any shares or other securities of Diebold. A Wincor Nixdorf shareholder, by contrast, has certain preemptive rights pursuant to the German Stock Corporation Act. A Wincor Nixdorf shareholder has a preferential right to subscribe for issues of new shares in proportion to the number of shares such shareholder holds in Wincor Nixdorf’s existing share capital (Bezugsrechte). The German Stock Corporation Act allows corporations to exclude this right in limited circumstances and only if provided in the same shareholder resolution that authorizes the accompanying offering. A majority of at least 75 percent of the share capital represented at the meeting must authorize the exclusion of this right.

For a more complete discussion, see the section of this prospectus titled “30. Comparison of Holders’ Rights.”

Material Tax Considerations of the Business Combination

Material United States Income Tax Considerations

The exchange of Wincor Nixdorf ordinary shares for Diebold common shares and cash pursuant to the exchange offer will be a taxable transaction for United States federal income tax purposes. U.S. holders (as defined in the section of this prospectus titled “24.1 Material United States Federal Income Tax Considerations”) of Wincor Nixdorf ordinary shares generally will recognize gain or loss equal to the difference, if any, between

Exhibit

(a) the fair market value of any Diebold common shares received in exchange for such Wincor Nixdorf ordinary shares, determined in U.S. dollars, plus the U.S. dollar value of any cash received in exchange for such Wincor Nixdorf ordinary shares and (b) such U.S. holder’s adjusted tax basis in the Wincor Nixdorf ordinary shares. Any gain or loss recognized upon the exchange generally will be treated as capital gain or loss.

A non-U.S. holder (as defined in the section of this prospectus titled “24.1 Material United States Federal Income Tax Considerations”) will generally not be subject to United States federal income tax on gain recognized on exchange of Wincor Nixdorf ordinary shares pursuant to the exchange offer unless the gain is “effectively connected” with the non-U.S. holder’s conduct of a trade or business in the United States or the non-U.S. holder is an individual present in the United States for 183 or more days in the taxable year of the exchange, and certain other requirements are met.

As described under the section of this prospectus titled “24.1 Material United States Federal Income Tax Considerations,” in certain cases, Diebold may be required to withhold United States taxes at source. Therefore, Diebold assumes responsibility for the withholding of United States taxes on distributions and other withholdable payments, in accordance with statutory provisions.

The foregoing is a brief summary of United States federal income tax consequences only and is qualified by the description of United States federal income tax considerations in the section of this prospectus titled “24.1 Material United States Federal Income Tax Considerations.” Tax matters are very complicated, and the tax consequences of the exchange offer to a particular holder will depend in part on such holder’s circumstances. Accordingly, holders of Wincor Nixdorf ordinary shares are urged to consult their own tax advisors for a full understanding of the tax consequences of the exchange offer to them, including the applicability of United States federal, state, local and foreign income and other tax laws.

Material German Tax Considerations

Wincor Nixdorf shareholders may be taxed in Germany, amongst other jurisdictions, in connection with the exchange of Wincor Nixdorf ordinary shares for Diebold common shares (see “24.2.2 Taxation of Wincor Nixdorf Shareholders in Connection with the Exchange Offer”). Wincor Nixdorf shareholders who are presently also holders of Diebold common shares or, following the consummation of the exchange offer, will become holders of Diebold common shares, may be taxed in connection with the receipt of dividend income from Diebold (see “24.2.3.2 Taxation of Dividend Income on Diebold Common Shares”) and the transfer of Diebold common shares (see “24.2.3.3 Taxation of Capital Gains on the Disposal of Diebold Common Shares” and “24.2.3.5 Inheritance and Gift Tax”). Value added tax, or VAT, may also be due in certain circumstances (see “24.2.5 Other Taxes”).

Notwithstanding the description of certain aspects of taxation in Germany in the section of this prospectus titled “24. Material Tax Considerations of the Business Combination,” shareholders may be liable to tax in other jurisdictions. In particular, shareholders with tax residency in Germany may be subject to an unlimited or limited tax liability in other jurisdictions, and shareholders that are subject to a limited tax liability in Germany may be liable to tax in the jurisdiction in which they are resident.

Exhibit

For a more complete description of certain tax consequences of the business combination, see the section of this prospectus titled “24. Material Tax Considerations of the Business Combination.”

This summary is not intended to be a replacement for, nor should it be considered as, legal or tax advice. Shareholders of Wincor Nixdorf and/or Diebold are therefore strongly advised to consult their tax advisors regarding the tax consequences related to participation in the offer and the holding and disposal of Diebold common shares. The specific tax situation of each shareholder can only be adequately addressed by individual tax advice.

Summary of Risk Factors

There are significant risks relating to Diebold’s market environment, risks relating to the business combination and offer, risks relating to each of Diebold’s and Wincor Nixdorf’s businesses, risks relating to Diebold’s business combination financing, risks relating to Diebold’s business following the business combination, and regulatory and legal risks, among others. You should carefully consider these risks discussed elsewhere in this prospectus and in Diebold’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the SEC, which are incorporated by reference herein (see “2.12 Where You Can Find More Information; Documents Available for Inspection”), prior to participating in the offer.

Wincor Nixdorf shareholders who decide to participate in the offer should be aware that:

•	because the market prices of Diebold common shares will fluctuate, you cannot be sure of the value of the Diebold common shares you may receive in the offer;

•	the offer is subject to a variety of conditions;

•	Diebold must obtain governmental and regulatory approvals to consummate the offer, which, if delayed or not granted, may delay or jeopardize the offer and the business combination;

•	a combined Diebold and Wincor Nixdorf may fail to realize the anticipated strategic and financial benefits sought from the business combination;

•	Diebold may be unable to integrate Wincor Nixdorf successfully;

•	if, following the consummation of the offer, some Wincor Nixdorf ordinary shares remain outstanding, then the liquidity and market value of those shares could be materially adversely affected;

•	Diebold will incur a substantial amount of indebtedness to acquire the Wincor Nixdorf ordinary shares pursuant to the offer and may incur indebtedness in connection with certain transactions following the offer (e.g. a potential squeeze-out transaction) and, as a result, will be highly leveraged. Its failure to meet its debt service obligations could have a material adverse effect on its business, financial condition and results of operations;

•	all of Diebold’s debt obligations, and any future indebtedness it may incur, will have priority over Diebold’s common shares with respect to payment in the event of a liquidation, dissolution or winding up;

•	Wincor Nixdorf shareholders and Diebold shareholders will have a reduced ownership and voting interest after the business combination and will exercise less influence over management;

•	the market price for Diebold common shares will be affected by factors different from those that historically have affected Wincor Nixdorf ordinary shares;

•	the rights and responsibilities of the shareholders of Diebold will be governed by Ohio law and Diebold’s articles of incorporation and code of regulations, which will differ in some material respects

Exhibit

from the rights and responsibilities of shareholders under German law and the current organizational documents of Wincor Nixdorf;

•	the business, financial condition and results of operations of the combined company may be negatively affected by the uncertainties of global economic, credit and political conditions as well as its ability to anticipate and respond to changing industry trends and needs and preferences of its customers;

•	competition in the industries that Diebold and Wincor Nixdorf target is intense, and any failure to compete effectively would have an adverse effect on the combined company’s business; and

•	any failure to retain major existing customers or to obtain new customers on favorable terms could adversely affect the combined company’s results of operations and financial condition.

In addition to the above risks, in deciding whether to tender your Wincor Nixdorf ordinary shares for exchange pursuant to the offer, you should read and consider all of the risk factors discussed or referenced in the section of this prospectus titled “1. Risk Factors.”

Exhibit

S-4 SUMMARY SELECTED CONSOLIDATED FINANCIAL INFORMATION OF DIEBOLD

The following table sets forth summary selected historical consolidated financial information for Diebold as of the end of and for the periods indicated. The statements of operations information for each of the years ended December 31, 2014, 2013 and 2012, and the balance sheet information as of December 31, 2014 and 2013, are derived from Diebold’s audited financial statements for such years, which are incorporated by reference from Diebold’s current report on Form 8-K (Items 8.01 and 9.01) dated November 23, 2015 as filed with the SEC on November 23, 2015. The balance sheet information as of December 31, 2012 is derived from Diebold’s audited financial statements for such year, which are not incorporated by reference. The summary financial information of Diebold as of and for the nine months ended September 30, 2015 and for the nine months ended September 30, 2014 is derived from Diebold’s unaudited consolidated financial statements for such periods, which are incorporated by reference from Diebold’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2015 as filed with the SEC on October 29, 2015. The summary financial information of Diebold as of September 30, 2014 is derived from Diebold’s unaudited consolidated financial statements, which are not incorporated by reference herein. The operating results for the nine months ended September 30, 2015 are not necessarily indicative of the results of operations for the remainder of the fiscal year or any future period. The information set forth below is a summary that should be read together with the condensed consolidated financial statements and the consolidated financial statements of Diebold and the related notes thereto, as well as the section of this prospectus titled “10. Management’s Discussion and Analysis of Financial Condition and Results of Operations of Diebold.” The following summary selected historical consolidated financial information is qualified in its entirety by reference to such documents and all of the financial information and notes contained in those documents. See the section of this prospectus titled “2.12 Where You Can Find More Information; Documents Available for Inspection” for instructions on how to obtain these documents.

	(Unaudited) Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(in millions, except per share data)
Results of operations
Net sales	$2,069.8	$2,189.8	$3,051.1	$2,857.5	$2,991.7
Cost of sales	1,539.7	1,638.3	2,271.7	2,217.1	2,262.1
Gross profit	$530.1	$551.5	$779.4	$640.4	$729.6
Amounts attributable to Diebold, Incorporated
Income (loss) from continuing operations, net of tax	$41.1	$84.5	$114.4	$(181.6)	$76.7
Loss from discontinued operations, net of tax	—	—	—	—	(3.1)
Net income (loss) attributable to Diebold, Incorporated	$41.1	$84.5	$114.4	$(181.6)	$73.6
Basic earnings (loss) per common share
Income (loss) from continuing operations, net of tax	$0.63	$1.31	$1.77	$(2.85)	$1.22
Loss from discontinued operations, net of tax	—	—	—	—	(0.05)
Net income (loss) attributable to Diebold, Incorporated	$0.63	$1.31	$1.77	$(2.85)	$1.17
Diluted earnings (loss) per common share
Income (loss) from continuing operations, net of tax	$0.63	$1.30	$1.76	$(2.85)	$1.20
Loss from discontinued operations, net of tax	—	—	—	—	(0.05)
Net income (loss) attributable to Diebold, Incorporated	$0.63	$1.30	$1.76	$(2.85)	$1.15
Number of weighted-average shares outstanding
Basic shares	64.9	64.5	64.5	63.7	63.1
Diluted shares	65.5	65.1	65.2	63.7	63.9
Dividends
Common dividends paid	$56.5	$56.2	$74.9	$74.0	$72.8
Common dividends paid per share	$0.8625	$0.8625	$1.15	$1.15	$1.14
Consolidated balance sheet data (as of period end)
Current assets	$1,608.2	$1,787.7	$1,655.5	$1,555.4	$1,814.9
Current liabilities	$966.5	$1,077.4	$1,027.7	$893.7	$857.3

Net working capital	$641.7	$710.3	$627.8	$661.7	$957.6

Property, plant and equipment, net	$177.0	$161.6	$169.5	$160.9	$184.3
Long-term debt	$618.3	$555.0	$479.8	$480.2	$617.5
Total long-term liabilities	$882.1	$739.7	$759.5	$668.9	$908.8
Total assets	$2,275.1	$2,458.4	$2,342.1	$2,183.5	$2,593.0
Total equity	$426.5	$641.3	$554.9	$620.8	$826.8

Exhibit

S-4 SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF WINCOR NIXDORF

The following selected consolidated financial data have been derived from Wincor Nixdorf’s consolidated financial statements which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The audited consolidated financial statements for the fiscal years ended September 30, 2015, 2014 and 2013 are included elsewhere in this prospectus. You should read the following selected consolidated financial data in conjunction with Wincor Nixdorf’s consolidated financial statements and the information included in the section of this prospectus titled “26. Management’s Discussion and Analysis of Financial Condition and Results of Operations of Wincor Nixdorf.”

	Fiscal Year Ended September 30,
	2015	2014	2013
	(in thousands, except per share data)
Consolidated statements of income data:
Net sales	€2,426,995	€2,469,418	€2,465,004
Cost of sales	(1,993,415)	(1,925,675)	(1,922,312)

Gross profit	433,580	543,743	542,692

Net profit on operating activities	21,851	154,962	131,531
Profit for the period	7,772	104,100	87,849
Profit attributable to non-controlling interests	1,306	3,215	721

Profit attributable to equity holders of Wincor Nixdorf AG	€6,466	€100,885	€87,128

Shares for calculation of basic earnings per share	29,816	29,796	29,776
Shares for calculation of diluted earnings per share	29,816	29,796	29,776
Basic earnings per share	€0.22	€3.39	€2.93
Diluted earnings per share	€0.22	€3.39	€2.93

	As of September 30,
	2015	2014	2013
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	€37,838	€43,584	€43,174
Current assets	€931,701	€979,641	€853,302
Total assets	€1,507,234	€1,539,940	€1,405,954
Subscribed capital	€33,085	€33,085	€33,085
Equity (incl. non-controlling interests)	€391,440	€426,809	€382,861
Current liabilities	€919,055	€887,345	€804,971
Total equity and liabilities	€1,507,234	€1,539,940	€1,405,954

	Year Ended September 30,
	2015	2014		2013
Other data (Unaudited):
Dividends declared and payable per share	n/a	€1.75		€1.48
Dividends declared and payable per share	n/a	$2.36	(1)	$1.95	(1)

(1)	Calculated based on the average U.S. dollar exchange rate as published in Wincor Nixdorf’s financial statements.

Exhibit

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE INFORMATION

The following table summarizes unaudited per share information for Diebold and Wincor Nixdorf on a historical basis and unaudited pro forma combined basis for Diebold and Wincor Nixdorf reflecting the proposed business combination and related transactions and adjustments. The following information should be read in conjunction with the audited consolidated financial statements and accompanying notes of Diebold and Wincor Nixdorf, and the unaudited pro forma condensed combined financial statements. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of what the operating results or financial position would have been if the offer had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined companies. The historical earnings per share, dividends per share and book value per share of Diebold and Wincor Nixdorf shown in the table below are derived from their audited consolidated financial statements as of and for the fiscal years ended September 30, 2015 and December 31, 2014, respectively, and unaudited consolidated financial statements as of and for the nine months ended September 30, 2015 and June 30, 2015, respectively. The historical book value per share is computed by dividing total shareholders’ equity by the number of common shares outstanding at the end of the period, excluding any shares held in treasury. The unaudited pro forma combined earnings per share from continuing operations is computed by dividing the pro forma earnings from continuing operations available to holders of common shares by the pro forma weighted-average number of shares outstanding. The unaudited pro forma combined book value per share is computed by dividing total pro forma shareholders’ equity by the pro forma number of common shares outstanding at the end of the period. Pro forma per share information is presented as if the proposed business combination and related transactions and adjustments occurred as of the date of the historical financial statements.

	As of or for the Nine Months Ended September 30, 2015 for Diebold and June 30, 2015 for Wincor Nixdorf	As of or for the Fiscal Year Ended December 31, 2014 for Diebold and September 30, 2015 for Wincor Nixdorf
Diebold—Historical
Historical per Diebold common share:
Diluted earnings per share from continuing operations	$0.63	$1.76
Cash dividends declared per share	$0.8625	$1.15
Book value per share	$6.18	$8.59
Wincor Nixdorf—Historical (1)
Historical per Wincor Nixdorf ordinary share:
Diluted earnings per share from continuing operations	$0.91	$0.25
Cash dividends declared per share	n/a	n/a
Book value per share	$15.51	$14.71
Unaudited Pro Forma Combined
Diluted earnings per share from continuing operations	$(0.57)	$0.82
Cash dividends declared per share	$0.8625	$1.15
Book value per share (2)	$12.52	$—

(1)	Converted from one euro at an average rate of $1.1436 for the year ended September 30, 2015, and at an average rate of $1.1570 for the nine months ended June 30, 2015. Book value per share converted from one euro at a spot rate of $1.1203 and $1.1154 for September 30, 2015 and June 30, 2015, respectively.
(2)	Pro forma book value per share is only calculated for the September 30, 2015 combination date.

Exhibit

Unaudited Condensed Group Interim Financial Statements of Wincor Nixdorf Aktiengesellschaft for the Three Months Ended December 31, 2015

Presented below are the condensed interim financial statements of Wincor Nixdorf Aktiengesellschaft (in this section, Wincor Nixdorf or Group) for the period from October 1 until December 31, 2015. There are no differences between the recognition and measurement applied to Wincor Nixdorf’s financial information in accordance with EU GAAP for the first quarter of fiscal year 2016 and the requirements under IFRS as issued by the IASB.

GROUP INCOME STATEMENT

FOR THE PERIOD FROM OCTOBER 1, 2015 TO DECEMBER 31, 2015

	€k
	1st quarter	1st quarter
	2015/20161)	2014/20152)
Net sales	726,953	639,875
Cost of sales	-563,957	-503,269

Gross profit	162,996	136,606
Research and development expenses	-22,824	-22,392
Selling, general and administration expenses	-86,205	-78,283
Result from equity accounted investments	-24	677

Net profit on operating activities	53,943	36,608
Finance income	611	452
Finance costs	-1,961	-1,693

Profit before income taxes	52,593	35,367
Income taxes	-15,239	-10,310

Profit for the period	37,354	25,057

Profit attributable to non-controlling interests	246	186
Profit attributable to equity holders of Wincor Nixdorf AG	37,108	24,871
Shares for calculation of basic earnings per share (in thousands)	29,816	29,816
Shares for calculation of diluted earnings per share (in thousands)	29,816	29,816
Basic earnings per share (€)	1.24	0.83
Diluted earnings per share (€)	1.24	0.83

Profit attributable to equity holders of Wincor Nixdorf AG	37,108	24,871
Shares for calculation of basic profit attributable to equity holders of Wincor Nixdorf AG (managerial, in thousands)	29,816	29,816
Profit attributable to equity holders of Wincor Nixdorf AG per share (in €)	1.24	0.83

Exhibit

GROUP STATEMENT OF COMPREHENSIVE INCOME

FOR THE PERIOD FROM OCTOBER 1, 2015 TO DECEMBER 31, 2015

	€k
	1st quarter	1st quarter
	2015/2016 1)	2014/2015 2)
Profit for the period	37,354	25,057
Items that are or may be reclassified subsequently to profit or loss:
Cash flow hedges—effective portion of changes in fair value	-962	-2,744
Cash flow hedges—reclassified to profit or loss	3,739	2,451
Exchange rate changes	2,065	3,684
Items that will not be reclassified to profit or loss:
Actuarial gains and losses	-715	-436

Other comprehensive income (net of tax)	4,127	2,955

Total comprehensive income	41,481	28,012

Total comprehensive income attributable to:
Non-controlling interests	245	-94
Equity holders of Wincor Nixdorf AG	41,236	28,106

1)	October 1, 2015—December 31, 2015.
2)	October 1, 2014—December 31, 2014.

Exhibit

GROUP BALANCE SHEET AS OF DECEMBER 31, 2015

Assets	€k
	Dec. 31, 2015		Sept. 30, 2015
Non-current assets
Intangible assets	352,896		354,129
Property, plant and equipment	125,102		121,129
Investments accounted for using the equity method	1,161		1,919
Investments	1,088		1,176
Reworkable service parts	28,447		29,034
Trade receivables	15,537		15,919
Other assets	3,973		4,319
Deferred tax assets	47,496	575,700	47,908	575,533
Current assets
Inventories	326,179		326,517
Trade receivables	502,725		485,463
Receivables from related companies	6,042		7,112
Current income tax assets	14,709		10,917
Other assets	61,762		63,840
Investments	13		14
Cash and cash equivalents	78,250	989,680	37,838	931,701
Total assets		1,565,380		1,507,234

Equity and Liabilities	€k
	Dec. 31, 2015		Sept. 30, 2015
Equity
Subscribed capital of Wincor Nixdorf AG	33,085		33,085
Retained earnings	513,066		476,673
Treasury shares	-173,712		-173,712
Other components of equity	54,152		51,301
Equity attributable to equity holders of Wincor Nixdorf AG	426,591		387,347
Non-controlling interests	4,338	430,929	4,093	391,440
Non-current liabilities
Accruals for pensions and similar commitments	84,011		83,262
Other accruals	21,718		17,745
Financial liabilities	60,561		65,663
Other liabilities	6,684		6,840
Deferred tax liabilities	27,264	200,238	23,229	196,739
Current liabilities
Other accruals	181,577		170,969
Financial liabilities	74,210		112,128
Advances received	30,888		20,703
Trade payables	364,658		338,128
Liabilities to related companies	2,729		2,438
Current income tax liabilities	45,342		39,959
Other liabilities	234,809	934,213	234,730	919,055
Total equity and liabilities		1,565,380		1,507,234

Exhibit

GROUP CASH FLOW STATEMENT

FOR THE PERIOD FROM OCTOBER 1, 2015 TO DECEMBER 31, 2015

	€k
	1st quarter 2015/2016 1)	1st quarter 2014/2015 2)
EBITA	53,943	36,608
Amortization/depreciation of property rights, licenses and property, plant and equipment	12,751	11,426
Write-down of reworkable service parts	1,998	848

EBITDA	68,692	48,882
Interest received	577	241
Interest paid	-2,587	-2,483
Income taxes paid	-13,081	-12,685
Result on disposal of intangible assets and property, plant and equipment	-105	-18
Change in accruals	6,893	-19,783
Other non-cash items	577	4,640
Change in working capital	23,368	74,450
Change in other assets and other liabilities	9,086	-24,532

Cash flow from operating activities	93,420	68,712
Payments received from the disposal of property, plant and equipment	293	301
Payments received from the disposal of investments and other payments received	1	179
Payments made for investment in intangible assets	-367	-805
Payments made for investment in property, plant and equipment	-8,563	-8,911
Payments made for acquisition of consolidated affiliated companies, joint ventures and obtained cash and cash equivalents	11,343	0
Payments made for investments	0	-51
Payments made for investment in reworkable service parts	-3,006	-658

Cash flow from investment activities	-299	-9,945
Payments made for repayment of financial loans	-5,000	0
Payments made to non-controlling interests	0	-857
Other financing activities	-9,824	-17

Cash flow from financing activities	-14,824	-874
Net change in cash and cash equivalents	78,297	57,893
Change in cash and cash equivalents from exchange rate movements	10	-14
Cash and cash equivalents at beginning of period 3)	-53,826	-24,383
Cash and cash equivalents at end of period 3)	24,481	33,496

1)	October 1, 2015—December 31, 2015.
2)	October 1, 2014—December 31, 2014.
3)	Include cash and cash equivalents and current bank liabilities.

Exhibit

CHANGES IN GROUP EQUITY AS OF DECEMBER 31, 2015

	€k
	Equity attributable to equity holders of Wincor Nixdorf AG
				Other components of equity
	Subscribed capital	Retained earnings	Treasury shares	Add. paid- in capital	Exchange rate changes	Cash flow hedges	Total	Non- controlling interests	Equity
As of October 1, 2014	33,085	529,407	-173,712	49,186	-2,562	-12,383	423,021	3,788	426,809
Cash flow hedges	0	0	0	0	0	-293	-293	0	-293
Exchange rate changes	0	0	0	0	3,966	0	3,966	-282	3,684
Actuarial gains and losses	0	-438	0	0	0	0	-438	2	-436

Other comprehensive income	0	-438	0	0	3,966	-293	3,235	-280	2,955
Profit for the period	0	24,871	0	0	0	0	24,871	186	25,057

Total comprehensive income	0	24,433	0	0	3,966	-293	28,106	-94	28,012
Share options	0	0	0	1,122	0	0	1,122	0	1,122
Takeover of shares	0	-6	0	0	0	0	-6	-17	-23
Distributions	0	0	0	0	0	0	0	-709	-709

Transactions with equity holders	0	-6	0	1,122	0	0	1,116	-726	390

As of December 31, 2014	33,085	553,834	-173,712	50,308	1,404	-12,676	452,243	2,968	455,211
As of October 1, 2015	33,085	476,673	-173,712	48,714	10,085	-7,498	387,347	4,093	391,440
Cash flow hedges	0	0	0	0	0	2,777	2,777	0	2,777
Exchange rate changes	0	0	0	0	2,066	0	2,066	-1	2,065
Actuarial gains and losses	0	-715	0	0	0	0	-715	0	-715

Other comprehensive income	0	-715	0	0	2,066	2,777	4,128	-1	4,127
Profit for the period	0	37,108	0	0	0	0	37,108	246	37,354

Total comprehensive income	0	36,393	0	0	2,066	2,777	41,236	245	41,481
Share options	0	0	0	-1,992	0	0	-1,992	0	-1,992

Transactions with equity holders	0	0	0	-1,992	0	0	-1,992	0	-1,992

As of December 31, 2015	33,085	513,066	-173,712	46,722	12,151	-4,721	426,591	4,338	430,929

Exhibit

Selected Explanatory Notes

Principles of Consolidation, Accounting and Valuation

The condensed Group interim financial statements of Wincor Nixdorf Aktiengesellschaft (in this section Wincor Nixdorf or Group) have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union.

The consolidation, accounting and valuation principles applied to the condensed Group interim financial statements are generally based on the same consolidation, accounting and valuation principles used in the Group financial statements for fiscal 2014/2015. The applied principles of accounting and valuation are described in detail in the Notes to the Group financial statements as of September 30, 2015.

Consolidation Group

The Group interim financial statements as of December 31, 2015, basically include those companies controlled by Wincor Nixdorf. Control exists if Wincor Nixdorf is exposed, or has rights, to variable returns of companies and has the ability to affect those returns through its power. Inclusion of such companies’ in the Group interim financial statements begins from the date Wincor Nixdorf obtains control. It ceases, when Wincor Nixdorf AG loses control of the company.

As of October 1, 2015, Wincor Nixdorf acquired 100 per cent of the shares in SecurCash Nederland B.V. (formerly: Brink’s Nederland B.V.), Rotterdam, the Netherlands, and obtained control over the entity. The acquisition serves to provide one-stop cash management and cash logistics services to leading Dutch banks that have placed long-term assignments.

Furthermore as of December 1, 2015, Wincor Nixdorf has acquired outstanding 50 per cent of the shares in Winservice AS, Oslo, Norway. Due to the transfer of control to Wincor Nixdorf, the investment in Winservice AS, ceased to be accounted for as a joint venture using the equity method. Instead, the company was fully consolidated as a subsidiary for the first time.

The acquisitions were funded from existing liquidity of the Wincor Nixdorf.

The acquisitions were accounted for as a business combination in accordance with IFRS 3. Thus, in allocating the purchase price, the acquirees’ identifiable assets, liabilities and contingent liabilities were measured at fair value.

The purchase price allocation was carried out based on information currently available and is preliminary. According to IFRS, it can be adjusted within one year after the date of acquisition to reflect new information and findings.

Exhibit

Based on the values at acquisition date, the acquisitions affected the Group interim financial statements in total as presented below:

€m
Dec. 31, 2015
Non-current assets	6
thereof goodwill	0

+ Current assets	9
+ Acquirees’ cash and cash equivalents	13
- Non-current liabilities	1
- Current liabilities	26
= Net assets	1
+ Excess recognized in profit or loss	0
= Total acquisition costs	1

Group Equity

The Group equity and individual elements thereof are shown in detail in the “Changes in Group Equity” table.

Treasury Shares

As of December 31, 2015, the total number of treasury shares held by Wincor Nixdorf was 3,268,777. This equals 9.88% of the subscribed capital. The acquisition costs, including ancillary costs of acquisition to the amount of €111k, amounting to €173,712k were deducted in full from equity.

Share-based Payment Program

The changes in the composition of share options are as follows:

	1st quarter 2015/2016		1st quarter 2014/2015
	Number	Average exercise price €	Number	Average exercise price €
As of October 1	2,609,010	50.13	2,524,329	53.83
Expired during the period	27,000	52.83	6,210	49.22
As of December 31	2,582,010	50.11	2,518,119	53.84
Exercisable as of December 31	0	—	0	—

The share-based payment programs are described in detail in the notes to the Group financial statements for fiscal 2014/2015.

Segment Report

For the purposes of presenting segment information, the activities of the Group are divided into operating segments in accordance with the rules contained in IFRS 8 “Operating Segments.” Internal reporting within the Group is conducted on the basis of the customer profiles “Banking” and “Retail” as well as on the regional basis; the areas “Banking” and “Retail” were defined as operating segments in accordance with IFRS 8.10. As chief

Exhibit

operating decision maker (CODM) within the meaning of IFRS 8, our Board of Directors assesses the performance of these two operating segments on the basis of corporate reporting and makes decisions about resources to be allocated. The performance of the operating segments is assessed in particular by referring to “net sales to external customers” as well as “EBITA.”

Segment information is prepared in conformity with the accounting policies adopted for preparing and presenting the Group financial statements for fiscal 2014/2015.

“EBITA” is the measure of segment profit (loss) used in segment reporting and comprises gross profit, selling, general and administration expenses, research and development expenses, other operating income and expenses, and result from equity accounted investments.

Segment Report by Division

	€k
	1st quarter 2015/2016 1)
	Banking	Retail	Group
Net sales to external customers	436,256	290,697	726,953
	(420,584)	(219,291)	(639,875)

Operating profit (EBITA)	37,642	16,301	53,943
	(24,410)	(12,198)	(36,608)

Result from equity accounted investments	-24	0	-24
	(677)	(0)	(677)

Investment in property rights, licenses and property, plant and equipment	7,477	1,453	8,930
	(8,927)	(789)	(9,716)

Investment in reworkable service parts	2,435	571	3,006
	(513)	(145)	(658)

Amortization/depreciation of property rights, licenses and property, plant and equipment	10,297	2,454	12,751
	(9,804)	(1,622)	(11,426)

Write-down of reworkable service parts	1,618	380	1,998
	(661)	(187)	(848)

Research & development expenses	12,910	9,914	22,824
	(13,928)	(8,464)	(22,392)

1)	October 1, 2015—December 31, 2015.

Comparative figures for 1st quarter 2014/2015 (October 1, 2014—December 31, 2014) are shown in brackets for each item.

The respective segment assets did not change considerably compared to September 30, 2015.

Reconciliation of Segment Profit to Profit for the Period

The Segment profit equates to the “net result on operating activities” of the Group Income Statement.

Exhibit

Net Sales by Region

	€k
	1st quarter 2015/2016 1)	1st quarter 2014/2015 2)
Europe	489,790	438,323
in % of total net sales	67.4	68.5
included in Europe: Germany	155,702	138,718
in % of total net sales	21.4	21.7
Asia/Pacific/Africa	136,207	119,581
in % of total net sales	18.7	18.7
Americas	100,956	81,971
in % of total net sales	13.9	12.8

Total	726,953	639,875

1)	October 1, 2015—December 31, 2015.
2)	October 1, 2014—December 31, 2014.

Exhibit

LEGAL MATTERS

The legality of the Diebold common shares registered hereby will be passed upon by Jonathan B. Leiken, Senior Vice President, Chief Legal Officer and Secretary of Diebold. Mr. Leiken is employed by Diebold and participates in Diebold compensation plans under which he may receive Diebold common shares. Mr. Leiken owns less than one percent of the outstanding Diebold common shares as of the date of this prospectus.

EXPERTS

The consolidated financial statements and schedule of Diebold, Incorporated as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, which appear in the current report on Form 8-K of Diebold, Incorporated dated November 23, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, which appears in the December 31, 2014 annual report on Form 10-K of Diebold, Incorporated, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Wincor Nixdorf and its subsidiaries, comprising the consolidated balance sheets as of September 30, 2015 and September 30, 2014, and the related consolidated statements of income, comprehensive income, cash flows and changes in group equity for each of the fiscal years in the three-year period ended September 30, 2015, are included herein in reliance on the report of KPMG AG Wirtschaftsprüfungsgesellschaft, Germany, independent auditors, given on the authority of said firm as experts in auditing and accounting.

Exhibit

INCORPORATION BY REFERENCE

The SEC allows Diebold to incorporate by reference information into this prospectus, which means that Diebold can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that Diebold has previously filed with the SEC. These documents contain important information about Diebold and its financial condition.

(1) Diebold incorporates by reference the previously filed documents listed below:

Diebold SEC Filings	Period
Annual Report on Form 10-K	The Fiscal Year Ended December 31, 2014, filed on February 17, 2015*
Quarterly Reports on Form 10-Q	The Quarterly Period Ended March 31, 2015, filed on April 30, 2015, the Quarterly Period Ended June 30, 2015, filed on July 30, 2015, and the Quarterly Period Ended September 30, 2015, filed on October 29, 2015
Current Reports on Form 8-K	Filed on March 19, 2015, April 28, 2015, June 5, 2015, June 24, 2015, September 8, 2015, October 27, 2015, November 23, 2015 (Items 1.01 and 9.01 to the extent it relates to Item 1.01), November 23, 2015 (Items 5.03 and 9.01), November 23, 2015 (Items 1.01, 1.02, 2.03 and 9.01), November 23, 2015 (Items 8.01 and 9.01)*, December 28, 2015, and February 4, 2016.

*	Diebold’s current report on Form 8-K (Items 8.01 and 9.01) dated November 23, 2015 as filed with the SEC on November 23, 2015 updates and supersedes Items 1, 2, 7 and 15 and the audited consolidated financial statements and report thereon contained in Item 8 of Diebold’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed on February 17, 2015.

(2) The description of Diebold common shares set forth in Diebold’s current report on Form 8-K filed with the SEC on August 14, 2013 (to the extent not superseded by “Description of Diebold Common Shares and Applicable Regulations” included in this prospectus), and any amendment or report filed for purposes of updating any such description.

(3) All documents filed by Diebold pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of the offer to the date that Wincor Nixdorf ordinary shares are accepted for exchange pursuant to the offer, or the date that the offer is terminated, shall also be deemed to be incorporated herein by reference.

Exhibit

Business Combination Agreement

BUSINESS COMBINATION AGREEMENT

RELATING TO THE BUSINESS COMBINATION

OF

DIEBOLD

AND

WINCOR NIXDORF

Dated as of November 23, 2015

Exhibit

Business Combination Agreement

(this “Agreement”)

by and among

1.	Diebold, Incorporated

– the “Bidder”” –

and

2.	Wincor Nixdorf Aktiengesellschaft

– the “Company” –

– the Bidder and the Company hereinafter also

collectively referred to as the “Parties” and individually as a “Party” –

Exhibit

Exhibit

Section 1

Current Status and Transaction Structure

1.1.	The Company is a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany, having its corporate seat and its registered offices in Paderborn, Germany. The Company is registered in the commercial register (Handelsregister) at the Local Court (Amtsgericht) of Paderborn under HRB 6846 (together with its Subsidiaries from time to time, hereinafter referred to as “Wincor Nixdorf Group”). The Company’s share capital amounts to EUR 33,084,988.00 (in words: Euro thirty-three million eighty-four thousand nine hundred eighty-eight) and is divided into 33,084,988 no-par value ordinary bearer shares (auf den Inhaber lautende Stammaktien ohne Nennbetrag – all shares issued by the Company from time to time, the “Wincor Nixdorf Shares”).

1.2.	As of the date of this Agreement, the Company holds 3,268,777 Wincor Nixdorf Shares as treasury shares (eigene Aktien – the “Wincor Nixdorf Treasury Shares”) representing approximately 9.88% of the Company’s current share capital. Further, the Company has issued 2,609,010 stock options as part of several stock option plans (collectively, the “Wincor Nixdorf Stock Option Plan”), of which 589,525 grant the right to purchase or subscribe for Wincor Nixdorf Shares in a number representing in total approximately 1.78% of the Company’s current share capital until the later of (i) the Expiration Date (as defined below) or (ii) the lapse of the tender right period, if any, pursuant to Section 39c German Takeover Act (the “Tender Right Period”), as the case may be. The Wincor Nixdorf Shares are listed on the regulated market (Prime Standard) of the Frankfurt Stock Exchange (ISIN: DE000A0CAYB2).

1.3.	The Bidder is a company incorporated under the laws of the State of Ohio, United States, having its headquarters in Canton, Ohio (the Bidder together with its Subsidiaries from time to time hereinafter referred to as “Diebold Group”). As of the date of this Agreement, the Bidder has a total of 64,993,700 shares outstanding (all shares issued by the Bidder from time to time, the “Diebold Shares”). The Diebold Shares are listed on New York Stock Exchange (ISIN: US2536511031; ticker symbol: DBD).

1.4.	The Parties intend to form a combined enterprise (the “Combined Group”) which shall strive to be a leading company in the Integrated Self Service, Banking and Retail Industry and to expand its consolidated services and software business while developing innovative hardware, which will be an important enabler for the Combined Group.

1.5.	The Parties further intend the Combined Group to

(a)	continue the Company’s and the Bidder’s respective restructuring programs with the objective of an accelerated transition to an enterprise that is services-led, software-enabled and supported by innovative hardware; and

(b)	use its global reach to achieve economies of scale and adjust its cost structure, while re-investing in new solution offerings (software and services) to accelerate growth.

1.6.	With a view to realizing these shared objectives for the Combined Group and to mutually strengthen each other’s business, the Parties intend to bring about a business combination of Wincor Nixdorf Group and Diebold Group (the “Business Combination”) by way of the Bidder making a voluntary public takeover offer (Übernahmeangebot) in exchange for a mix of cash and Diebold Shares (the “Tender Offer”) within the meaning of Section 29 para. 1 German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – “German Takeover Act”) to the shareholders of the Company for all Wincor Nixdorf Shares (the “Transaction”).

1.7.	The Company’s management board (Vorstand – the “Management Board”) and its supervisory board (Aufsichtsrat – the “Supervisory Board”) have, based on the information available to date, taken the view that the Business Combination contemplated by this Agreement is in the best interest of the Company, the Company’s stockholders, employees and other stakeholders.

1.8.	The Bidder’s board of directors (the “Board of Directors”) has, based on the information available to date, determined that the Business Combination contemplated by this Agreement is consistent with, and will advance, the business strategies and goals of the Bidder, and is in the best interest of the Bidder’s stockholders.

Exhibit

1.9.	On or prior to the date hereof, by means of entry into certain credit agreements by and among the Bidder, JPMorgan Chase Bank, N.A. and Credit Suisse AG (collectively, the “Banks”) and the other parties thereto, the Bidder has obtained certain funds financing in an aggregate amount of up to USD 2,341,000,000 (in words: US Dollar two billion and three hundred forty-one million) for (i) the Cash Component and (ii) for any shareholder loans to be provided by the Bidder to the Company following the consummation of the Tender Offer (the “Closing”) pursuant to the terms of this Agreement to secure any refinancing needs of Wincor Nixdorf Group in an amount of up to EUR 175,000,000 (in words: Euro one hundred and seventy-five million) (“Certain Funds Financing”); it being understood that the Company shall use commercially reasonable efforts to avoid refinancing needs resulting from a consummation of the Transaction. The Company has been afforded the opportunity to review, and comment on, draft documentation relating to the Certain Funds Financing, including, for the avoidance of doubt, the related guarantee agreements, commitment letter and redacted fee letters, and the Bidder has delivered to the Company true, complete and correct copies of the executed credit agreements for the Certain Funds Financing (the “Financing Agreements) as well as the related guarantee agreements, commitment letter and redacted fee letters. The Financing Agreements together with the related guarantee agreements, commitment letter and redacted fee letters, constitute the entire and complete agreement of the parties thereto with respect to the Certain Funds Financing as of the date of this Agreement.

1.10.	This Agreement sets forth the principal terms and conditions of the Transaction as well as the mutual intentions and agreements of the Parties with regard thereto, the future organizational and corporate governance structure of the Combined Group and the business strategy to be pursued by the Combined Group. The Parties will pursue the following steps in chronological order to consummate the Transaction, using their best efforts to complete the Transaction in a timely manner:

— Step 1:	Signing of this Agreement

— Step 2:	Announcement of the Intention to Launch Tender Offer

— Step 3:	Filing of the Registration Statement with the SEC

— Step 4:	Filing of the Offer Document with BaFin

— Step 5:	Approval of the Offer Document by BaFin and Launch of the Tender Offer

— Step 6:	Early Commencement / Declaration of Effectiveness of the Registration Statement by the SEC

— Step 7:	Receipt of All Required Antitrust Clearances

— Step 8:	Closing / Settlement of the Tender Offer

Section 2

Announcement of the Tender Offer; Press Statements

2.1.	Immediately after the signing of this Agreement,

(a)	the Bidder will (i) notify the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleitungsaufsicht – “BaFin”) of its intention to make the Tender Offer and (ii) publish its decision regarding the launch of the Tender Offer, including a statement regarding the offered consideration, pursuant to Section 10 German Takeover Act (the “Offer Announcement”) substantially in the form set forth in Annex 2.1(a); and

(b)	concurrently, the Company will publish an ad hoc announcement pursuant to Section 15 para. 1 German Securities Trading Act (Wertpapierhandelsgesetz – “German Securities Trading Act”) substantially in the form set forth in Annex 2.1(b).

Exhibit

2.2.	Promptly after the Bidder’s publication of the Offer Announcement pursuant to Section 2.1(a) and the Company’s publication of the ad hoc announcement pursuant to Section 2.1(b), the Company and the Bidder will publish a joint press release in respect of the Transaction as set forth in Annex 2.2.

2.3.	The Company hereby agrees that

(a)	the Bidder will disclose the entire content of this Agreement as part of its filing on the Form 8-K with the United States Securities and Exchange Commission (the “SEC”) in connection with the entry into this Agreement;

(b)	the Bidder will disclose the material terms of this Agreement as part of the publication of an offer document relating to the Wincor Nixdorf Shares within the meaning of Section 11 German Takeover Act (the “Offer Document”) and the Registration Statement (as defined below);

(c)	the Bidder will disclose the material terms of this Agreement in press releases issued by them in connection with the Tender Offer and the Transaction (in addition to the press release referred to in Section 2.2).

2.4.	Conversely, the Bidder hereby agrees that the Company is at any time permitted to disclose the entire content of this Agreement to stakeholders and the press (in addition to the press release referred to in Section 2.2) as well as in (i) the reasoned statement(s) of the Management Board and the Supervisory Board which may be combined in one (1) statement pursuant to Section 27 German Takeover Act (any such statement, a “Reasoned Statement”) regarding the Tender Offer and (ii) any filing or statement required to be made by the Company pursuant to the rules and regulations of the SEC in respect of the Tender Offer including the statement required by Rule 14e-2 of Regulation 14E as promulgated by the SEC.

Section 3

Disclosure Documents relating to the Transaction

3.1.	As promptly as practicable after, but in any event no later than seven (7) Business Days following, the signing of this Agreement, the Bidder will prepare and cause to be filed with the SEC, and both Parties shall take all reasonable steps within their respective powers to have filed with the SEC by November 24, 2015, a registration statement including a prospectus on the Form S-4 in connection with the issuance by the Bidder of the Diebold Offer Shares (as defined below) (the “Registration Statement”, and together with the Offer Document, the “Disclosure Documents”) to (i) be used as an exchange offer prospectus sent to U.S. holders of the Wincor Nixdorf Shares and (ii) register with the SEC the offer and sale of the Diebold Offer Shares (as defined below) to the holders of Wincor Nixdorf Shares, provided, however, that the Bidder may delay the filing of the Registration Statement if the Bidder has (i) not received from the Company financial information solely relating to the Company’s fiscal year that ended on September 30, 2015 if this information is required to file the Registration Statement, and (ii) requested such information from the Company in writing, including via email, in reasonable detail describing the requested information and with sufficient time in advance for the Company to respond to such request and (iii) at all times complied with its obligations pursuant to this Section 3.1 to have the Registration Statement filed by November 24, 2015 or, as the case may be, at least no later than seven (7) Business Days following the date of this Agreement and (iv) has afforded the Company and its advisors sufficient time to review, and comment on, any revised drafts of the Registration Statement prior to its envisaged filing, unless the Bidder has not been able to afford the Company such sufficient time for review because it has not received from the Company material comments or information, which (a) is required to finalize the draft, and (b) solely relates to the Company and can only be provided by the Company and (c) has been requested by the Bidder due time in advance. The Bidder undertakes to use its best efforts to have the Registration Statement declared effective under the United States Securities Act of 1933 (as amended) (the “Securities Act”), and the rules and regulations thereunder, as promptly as reasonably practicable.

Exhibit

3.2.	The Bidder will prepare the Offer Document in accordance with the provisions of the German Takeover Act and the German Takeover Act Offer Ordinance (Angebotsverordnung – “German Takeover Act Offer Ordinance”) and in accordance with the terms of this Agreement commence the Tender Offer as laid out in more detail in Section 4 of this Agreement. In case of any contradiction between legally mandatory provisions under the German Takeover Act as interpreted by BaFin (including any regulation promulgated thereunder) and this Agreement, the respective provisions under, and interpretation of, the German Takeover Act shall prevail and this Agreement shall be amended to reflect the Parties’ intentions to the utmost extent.

3.3.	As promptly as reasonably practicable, subject to each of the Management Board’s and the Board of Directors’ fiduciary duties as well as to the extent legally permissible, each Party will use reasonable efforts to, and will use reasonable efforts to ensure that its Subsidiaries, and its and their employees and advisors will, without undue delay (unverzüglich) and upon reasonable request of the respective other Party, furnish, keep updated and cooperate with the respective other Parties in respect of all information concerning itself (including, but not limited to, all information relating to historical and pro forma financials or other disclosure information) or the Transaction as may reasonably be required by the SEC (be it formally or informally), or by BaFin (be it formally or informally) or by the respective advisors of the Bidder or the Company, as the case may be, under the U.S. securities laws, the German Takeover Act or the German Securities Prospectus Act (Wertpapierprospektgesetz) or otherwise, in connection with (i) the preparation of the Disclosure Documents and (ii) the review process of the Registration Statement by the SEC or of the Offer Document by BaFin (it being understood that nothing under the aforementioned rules and regulations shall require either Party to permit any access to offices, properties, management, employees, books, records and any other information; Section 7.5 shall remain unaffected), in each case provided, however, that the Wincor Nixdorf Group and its directors, employees and advisors shall not be liable to the Bidder for the correctness and completeness of any disclosure or information provided by it or them under or in connection with this Agreement, including under Section 3.4 (except for any material incorrectness resulting from willful misconduct of any member of the Wincor Nixdorf Group). The Bidder acknowledges and agrees that neither the Company nor its legal counsel will provide any legal opinion, comfort letter or similar statement in respect of, or in connection with, the Disclosure Documents. Furthermore and notwithstanding the foregoing, the Company shall not be required to disclose any insider information until such information has been publicly disclosed or otherwise ceased to constitute insider information in accordance with German law; it being understood, however, that subject to the fiduciary duties of the Management Board and the Supervisory Board and to the extent permitted by law, the Company shall upon reasonable request inform the Bidder whether or not a self-exemption pursuant to Section 15 para 3 German Securities Trading Act is in place at the time of the Bidder’s corresponding request (such self-exemption, a “Company Financing Self-Exemption”). Such information shall be subject to customary confidentiality undertakings by the Bidder. In light of potentially severe consequences prompted by a delayed drawing of funds under the Certain Funds Financing or a delayed Refinancing, as the case may be, for both the Bidder and the Combined Group following the time of Closing, the Company undertakes to publish the insider information or to revoke the Company Financing Self-Exemption as soon as legally practicable after being informed about the need to draw funds under the Certain Funds Financing or the Refinancing, or the Bidder’s intent to launch a Refinancing, as the case may be, provided, however, that the Company has concluded that such publication or revocation is in the Company’s best interest in light of all circumstances.

3.4.

The Bidder will afford the Company and its advisors the reasonable opportunity to, and the Company and its advisors shall without undue delay (unverzüglich), review and comment on the Disclosure Documents prior to each submission to BaFin or the SEC, as the case may be. The Bidder shall without undue delay (unverzüglich) notify the Company upon the receipt of any comments from BaFin or the SEC relating to any request for amendments or supplements to the Disclosure Documents and shall provide the Company with copies of all written comments received from BaFin or the SEC. To the extent practicable, the

Exhibit

Bidder shall (i) provide the Company with drafts of the responses to comments from BaFin or the SEC at a time reasonably prior to submitting such responses, (ii) give due consideration to the Company’s comments and (iii) use its reasonable commercial efforts to respond as promptly as reasonably possible to any comments from BaFin or the SEC, as the case may be, with respect to the Disclosure Documents. Furthermore, if the Bidder can reasonably foresee that an interaction with BaFin or the SEC will concern material terms of this Agreement or other material interests of the Company or if the Bidder’s advisors deem it advisable, the Bidder shall reasonably seek for the Company and its advisors to be granted an opportunity to participate in physical meetings or telephone calls with BaFin or the SEC. In case of dispute with respect to the content of the Disclosure Document or any documentation relating thereto, the Bidder will have the right to make the ultimate decision, except that with respect to any comments from the SEC on (i) the Company’s financial statements, the Company shall be entitled to determine if and how to modify its financial statements in response to such comments unless such determination could reasonably be expected to delay the declaration of effectiveness of the Registration Statement (each case of a modification of the financial statements of the Company not determined by the Company pursuant to this sentence a “Required Financial Statement Modification”) and (ii) the recommendation by the Management Board and the Supervisory Board and/or the related section on Wincor Nixdorf’s reasons for the transaction which form part of the Registration Statement, the Company shall be entitled to solely decide whether and how such recommendation and/or section is modified (such required modification, a “Required Recommendation Statement Modification”), provided, however, that the respective Disclosure Document materially complies with the terms and conditions of this Agreement. Likewise, the Bidder will, subject to Section 22.2, have such ultimate decision right with respect to any amendment, supplement or subsequent modification of a Disclosure Document that the Bidder is required to publish in connection with the Tender Offer.

3.5.	If BaFin approves the publication of the Offer Document, or if the SEC will declare the Registration Statement effective, only in a form that is not in accordance with the provisions of this Agreement, the Parties will in good faith cooperate to amend the relevant Disclosure Document for it to comply with the requirements as set forth by BaFin or the SEC, as the case may be, while reflecting the original intent of the Parties to the greatest extent permissible. However, nothing in this Agreement will require either Party to amend or waive any of the terms or conditions of the Tender Offer as contemplated by this Agreement without the prior written consent of both the Bidder and the Company, which, in particular, applies to any modifications or amendments to the form or amount of the Offer Consideration, the Share Component, the Closing Conditions (as defined below), or the duration of the Acceptance Period (as defined below), provided, however, that each Party shall agree, and undertake to, implement even in such cases such amendment as required by BaFin or the SEC and necessary to consummate the Transaction (the “Required Amendment”)

(a)	to the extent the Required Amendment does not materially negatively affect the interests of such Party (it being understood that the Required Amendments relating to the relevant time periods in, or the choice of words describing, the Closing Conditions (as defined below) shall not be considered to have a material negative effect), and

(b)	that if and to the extent required under the Financing Agreements, the requisite Financing Sources have granted their prior written consent to the implementation of the Required Amendment in the respective Disclosure Documents, which the Bidder shall use reasonable commercial efforts to obtain.

It being understood that the Bidder shall in any event be obligated to accept an amendment, and procure that any required consent from a Financing Source is obtained in respect of such amendment, relating to the Closing Condition pursuant to Section 4.5(a) if and to the extent that BaFin or the SEC, as the case may be, does not accept a reference to hold-separate arrangements in connection with such Closing Condition.

Exhibit

In no event shall the Bidder be obligated to pay the Break Fee (as defined below) if it refrains from publishing the Offer Document due to a Required Amendment in compliance with this Agreement and an objective third party would have to conclude that none of the Closing Failures set out in Sections 9.1(a) through 9.1(c) will occur.

3.6.	The Bidder shall cause, prior to the Registration Statement becoming effective, the Prospective Board Members (as defined below) to be named as insured persons under the Bidder’s existing management liability insurance policy, or any similar policy (the “D&O Policy”), on the same basis as the current members of the Board of Directors, in particular, but not limited to, with regard to the Registration Statement. In particular, the D&O Policy either must cover individuals who provide a consent to be named as directors in a Registration Statement or must be amended to cover such individuals (so that the D&O Policy will cover these individuals in advance of becoming directors). For the avoidance of doubt, the Prospective Board Members shall be added as insured persons under the D&O Policy in this respect prior to the Registration Statement becoming effective irrespective of if or when after the signing of this Agreement any claims are alleged or pursued by any party in relation to the Registration Statement.

Section 4

Tender Offer

4.1.	In accordance with Section 14 para. 1 sentence 3 German Takeover Act the Bidder will apply to BaFin for an extension of the statutory interim period between Offer Announcement and submission of the Offer Document to BaFin from four (4) to eight (8) weeks.

4.2.	Following approval of the Offer Document by BaFin (or the expiration of the review period required under the German Takeover Act), the Bidder will (i) publish the Offer Document without undue delay (ohne schuldhaftes Zögern) in accordance with Section 14 para. 2 German Takeover Act and (ii) on the date of such publication, disseminate the prospectus contained in the Registration Statement to the holders of Wincor Nixdorf Shares in compliance with the United States Securities Exchange Act of 1934 (as amended) (the “Exchange Act”) and the rules and regulations promulgated by the SEC.

4.3.	In accordance with Section 16 para. 1 German Takeover Act, the Parties envisage that the Tender Offer will have an acceptance period (the last date thereof, as it may be extended in accordance with this Agreement and Sections 16 para. 3, 21 para. 5 sentence 1, 22 para. 2 sentence 1 German Takeover Act, the “Expiration Date”) of four (4) to eight (8) weeks after either the day following approval of the Offer Document by BaFin or the day following expiration of the BaFin review period as required under the German Takeover Act (the earlier of such dates, the “Commencement Date”), provided, however, that

(a)	the Expiration Date shall occur no earlier than 20 business days (as defined in Rule 14d-1(g)(3) under the Exchange Act) after (and including the day of) the Commencement Date; and

(b)	the Bidder may decide in its reasonable judgment prior to the approval of the Offer Document by BaFin to extend the acceptance period to up to ten (10) weeks if (i) there are reasonable concerns that the Registration Statement will not be declared effective prior to the envisaged Expiration Date of eight (8) weeks after the Commencement Date and (ii) both the Material Adverse Change and the Material Compliance Violation Closing Conditions (each as defined below) will only apply through the first eight (8) weeks of an acceptance period so extended.

(in each case as agreed and extended pursuant to this Agreement, the time between and including Commencement Date and Expiration Date, the “Acceptance Period”).

4.4.

The consideration offered to the holders of Wincor Nixdorf Shares under the Tender Offer will be a cash consideration in the amount of EUR 38.98 (in words: Euro thirty eight and ninety-eight cents) (the “Cash

Exhibit

Component”) along with a stock consideration consisting of 0.434 Diebold Offer Shares (the “Stock Component”, together with the Cash Component the “Offer Consideration”) per Wincor Nixdorf Share, subject to any increases made either voluntarily or in accordance with the provisions of the German Takeover Act (including any claims under Section 31 para. 3 through 6 German Takeover Act).

4.5.	The obligation of the Bidder to consummate the Tender Offer will be subject solely to the following conditions (the “Closing Conditions”):

(a)	On or before November 21, 2016 (the “Drop Dead Date”), the transaction pursued with this Tender Offer has been approved by the antitrust authorities listed in Annex 4.5(a) (each an “Antitrust Authority”) or the statutory waiting periods in the relevant jurisdictions have lapsed, or hold-separate arrangements shall have been put in place, with the result that the transaction pursued with this Tender Offer may be completed without the approval by the relevant Antitrust Authority (all such approvals and expiration of waiting periods, the “Antitrust Clearances”).

(b)	(i) The Registration Statement regarding the Diebold Offer Shares shall (a) have been declared effective by the SEC prior to the expiration of the Acceptance Period, and (b) not be subject of any stop order by the SEC pursuant to Section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order at the time of the consummation of the Tender Offer as described in more detail in the Offer Document, and, (ii) the Diebold Offer Shares have been authorized for listing on the New York Stock Exchange and the Frankfurt Stock Exchange and all existing Diebold shares have been authorized for listing on the Frankfurt Stock Exchange, subject to official notice of issuance. This Closing Condition is hereinafter referred to as the “S-4 Condition”.

(c)	At the time of the expiration of the Acceptance Period, the sum of the number of (i) tendered Wincor Nixdorf Shares (including those Wincor Nixdorf Shares for which the acceptance of this Tender Offer has been declared during the Acceptance Period but only becomes effective after the end of the Acceptance Period by transferring the Wincor Nixdorf Shares to an ISIN designated for Wincor Nixdorf Shares that will trade “as tendered” for which the right to withdrawal, if any, has not been validly exercised in accordance with the Offer Document; (ii) Wincor Nixdorf Shares held directly or indirectly by Bidder, any member of the Diebold Group or any person acting in concert with Bidder within the meaning of Section 2 para. 5 German Takeover Act, (iii) Wincor Nixdorf Shares that must be attributed to Bidder or any member of the Diebold Group in corresponding application of Section 30 German Takeover Act, and (iv) Wincor Nixdorf Shares for which Bidder, any member of Diebold Group or any person acting in concert with Bidder within the meaning of Section 2 para. 5 German Takeover Act has entered into an agreement outside of this Tender Offer, giving them the right to demand the transfer of title of such Wincor Nixdorf Shares (Wincor Nixdorf Shares that fall within the scope of several of (i) to (iv) are counted only once) equals at least 67.6% of all existing Wincor Nixdorf Shares, in each case at the time of approval of the Offer Document by BaFin (the “Minimum Acceptance Rate”).

(d)	Between the publication of the Offer Document and the expiration of the Acceptance Period, trading on the Frankfurt Stock Exchange shall not have been suspended for more than three (3) consecutive trading days for all shares admitted to trading at the entire Frankfurt Stock Exchange. Furthermore, the closing quotations of the DAX (ISIN DE0008469008), as determined by Deutsche Börse AG, Frankfurt am Main, Germany, or a successor thereof, and published on its internet website (currently: www.deutsche-boerse.com), of the two (2) trading days prior to the end of the Acceptance Period is no more than 28.5 percent below the closing quotation of the DAX on the trading day immediately preceding the day of the publication of the Tender Offer. This Offer Condition is hereinafter referred to as the “No Market Material Adverse Change Condition”.

Exhibit

(e)	Between the publication of the Offer Document and the expiration of the Acceptance Period, neither (i) has the Company published new circumstances pursuant to Section 15 German Securities Trading Act, nor (ii) have circumstances occurred that would have had to be published by the Company pursuant to Section 15 German Securities Trading Act or that the Company did not publish because of a self-exception pursuant to Section 15 para. 3 German Securities Trading Act, that, in case of a one-time event, result in a negative effect on the annual EBITDA (as defined in the Company’s annual report for the fiscal year ended September 30, 2015) of the Company in an amount of at least EUR 50 million, and/or, in case of a recurring event, result in a recurring negative effect on the annual EBITDA (as defined in the Company’s annual report for the fiscal year ended September 30, 2015) of the Company in an amount of at least EUR 18 million for the fiscal years 2015/2016, 2016/2017 and 2017/2018, or that, in each case, could reasonably be expected to have such effect (“Material Adverse Change”).

(f)	Between the publication of the Offer Document and the expiration of the Acceptance Period, no criminal or material administrative offense (Ordnungswidrigkeit) relating to applicable corruption, anti-bribery, money laundering or cartel laws by a member of a governing body or officer of the Company or a subsidiary of the Company, while any such person was operating in their official capacity at, or on behalf of, the Company or a subsidiary of the Company (be it an offense under any applicable administrative, criminal or equivalent laws in the United States, Germany or any other jurisdiction whose laws apply to operations of the Company or a subsidiary of the Company) is known to have occurred, if any such criminal or material administrative offense constitutes insider information for the Company pursuant to Section 13 German Securities Trading Act or has constituted insider information prior to its publication (“Material Compliance Violation”).

(g)	Between the publication of the Offer Document and the expiration of the Acceptance Period, the Company shall not have (i) increased its share capital, or (ii) granted, delivered, sold, committed to sell, transferred, or in any other way disposed of any or all of the Wincor Nixdorf Treasury Shares.

(h)	Between the publication of the Offer Document and the expiration of the Acceptance Period (i) no insolvency proceedings under German law have been opened in respect of the assets of the Company; moreover the Management Board has not applied for such proceedings to be opened and (ii) there are no grounds that would require an application for the opening of insolvency proceedings.

(i)	Between the publication of the Offer document and the expiration of the Acceptance Period, no competing offer was announced by a third party within in the meaning of Section 22 German Takeover Act (a “Competing Offer”) which according to an ad hoc notification by the Company pursuant to Section 15 German Securities Trading Act (i) offers an overall consideration exceeding the consideration offered by the Tender Offer or (ii) is otherwise determined by the Management Board and the Supervisory Board to be in the best interest of the Company (such Competing Offer, a “Superior Proposal”).

(j)	The absence of any temporary restraining order or preliminary or permanent injunction or other order by any governmental authority of competent jurisdiction preventing consummation of the Tender Offer or the Business Combination.

The Bidder shall be entitled, at its free discretion, to waive any Closing Condition to the extent legally permissible and subject to any applicable consent by the requisite Financing Sources.

4.6.	To the extent the determination of whether a Closing Condition is satisfied depends on the opinion of a third party neutral expert (the “Neutral Expert”), the Company will to the extent legally permissible provide (i) reasonable support to the Neutral Expert and (ii) all requisite information regarding the Company, its Subsidiaries and the business they operate, provided, however, that all expenses incurred thereby by the Company or its Subsidiaries will be borne by the Bidder.

Exhibit

4.7.	The Bidder will refrain from having the Tender Offer predicated on the satisfaction of additional closing conditions absent the Company’s prior consent. To the extent permissible and permitted under the Certain Funds Financing, the Bidder will be entitled to waive any and all of the Closing Conditions in whole or part.

4.8.	Following the Expiration Date and the satisfaction or waiver by the Bidder of the Closing Conditions (other than the Antitrust Clearances), the Bidder will conduct an additional acceptance period for the Tender Offer (weitere Annahmefrist – the “Additional Acceptance Period”) in accordance with the German Takeover Act, during which the Bidder will offer to acquire all remaining Wincor Nixdorf Shares.

4.9.	Prior to the time of the settlement of the Tender Offer and depending on the number of Wincor Nixdorf Shares tendered into the Tender Offer, the Bidder will ensure that (i) the total number of new Diebold Shares issued in connection with the Tender Offer will not exceed, upon issuance, 12,940,236 which will correspond with 19.91% of the total number of Diebold Shares outstanding as of the date of this Agreement (such newly issued Diebold Shares, the “Diebold Offer Shares”), (ii) the Diebold Offer Shares will be fully fungible with the Diebold Shares, including with respect to dividend entitlements (based on the Bidder’s quarterly dividend distribution) and (iii) the Diebold Offer Shares will be admitted to trading on (a) the New York Stock Exchange and (b) the Frankfurt Stock Exchange.

Section 5

Support of the Tender Offer by the Company and Mutual Actions to Support the Transaction

5.1.	Subject to the terms of this Section 5, from the time of signing this Agreement to the earlier of (i) the termination of this Agreement, and (ii) the Closing, including, if applicable, the expiration of the Tender Right Period, the Company, in consideration of the Bidder agreeing and undertaking to comply with its obligations under this Agreement and to pursue the Tender Offer and the Transaction in accordance with this Agreement, shall support the Tender Offer and the Transaction in any and all publications and communications that relate to the Transaction.

5.2.	In addition to the ad hoc announcement pursuant to Section 2.1(b) and the press release pursuant to Section 2.2, the obligation of the Company as set forth in Section 5.1, also in consideration of the Bidder agreeing and undertaking to comply with its obligations under this Agreement and to pursue the Tender Offer and the Transaction in accordance with this Agreement, extends, subject to the qualifications and restrictions set out in this Agreement, to (i) the response statement under the Rule 14e-2 of the Exchange Act (the “Response Statement”) that the Company shall publish no later than five (5) Business Days following publication of the Offer Document and (ii) all public statements, press conferences, interviews, (joint) roadshows, investor conferences and other opportunities to support the Tender Offer, if and to the extent these relate to the Transaction.

5.3.	To the extent permitted by law and it has the power to do so, the Company shall, from the time of signing this Agreement to the earlier of (i) the termination of this Agreement, and (ii) the Closing, refrain, and shall use reasonable efforts to procure that any other member of Wincor Nixdorf Group as well as the members of the representative bodies (Vertretungsorgane) of such members of the Wincor Nixdorf Group will refrain, from initiating any measures or steps which could jeopardize the success of the Tender Offer (including the satisfaction of any of the Closing Conditions). Further, the Company shall not and, to the extent legally possible and it has the power to do so, shall procure that no other member of the Wincor Nixdorf Group will, directly or indirectly:

(a)	solicit, i.e. actively asking for, a Competing Offer, or another transaction, proposal or approach which is economically or otherwise comparable to a Competing Offer and that, if implemented, could jeopardize the success of the Tender Offer; and

(b)	unless actively approached with a proposal that is reasonably likely to result in a Superior Offer or another transaction which is economically or otherwise comparable to a Competing Offer and in

Exhibit

relation to which no member of the Wincor Nixdorf Group breached Section 5.3(a), enter into any communications, discussions, negotiations, correspondence or arrangements or make any confidential documents relating to Wincor Nixdorf Group or its business available with a view to soliciting any Competing Offer or any other transaction that if implemented could jeopardize the success of the Tender Offer.

5.4.	The Company will inform the Bidder as soon as reasonably practical if it has been approached by a third party in relation to a situation which could reasonably be expected to end in a Competing Offer or other transactions that, if implemented, would jeopardize the success of the Tender Offer.

5.5.	Nothing in this Agreement shall prevent the Company, the Management Board, the Supervisory Board or any other member of the Wincor Nixdorf Group from:

(a)	providing information duly requested or required by a regulatory authority;

(b)	engaging with a third party that submits a bona fide, unsolicited proposal that is reasonably likely to result in a Superior Proposal for the Wincor Nixdorf Shares, provided, however, that the Company will as soon as reasonably practically make available to the Bidder any material non-public information made available to such third party to the extent such information was not previously provided to the Bidder;

(c)	(i) referring to potentially adverse tax consequences for German retail shareholders resulting from acceptances of the Tender Offer, (ii) advising German retail investors to consider that a disposal of their shares in the market or otherwise might be more beneficial than accepting the Tender Offer, (iii) disposing of their Wincor Nixdorf Shares outside of the Tender Offer by selling their Wincor Nixdorf Shares via or outside the stock exchange at a price and at a time that is, at their sole discretion, reasonably satisfactory to them, it being understood that such Wincor Nixdorf Shares shall not be sold to any member of the Wincor Nixdorf Group prior to Closing and (iv) informing investors and the press accordingly (in the Reasoned Statement, the Response Statement (as defined below) and/or otherwise);

(d)	acting in accordance with (i) their fiduciary duties under German law, in particular, the duty of care and loyalty under Section 93 German Stock Corporation Act (Aktiengesetz – “German Stock Corporation Act”); (ii) the concept of managerial neutrality (Section 33 German Takeover Act) and (iii) the business judgment rule (Section 76 German Stock Corporation Act).

Section 6

Reasoned Statement by the Company’s Corporate Bodies on the Tender Offer

6.1.	Without undue delay (unverzüglich), and in any case no later than five (5) Business Day following the Commencement Date, the Management Board and the Supervisory Board will each publish a Reasoned Statement or a joint Reasoned Statement pursuant to Sections 27 para. 3, 14 para. 3 German Takeover Act.

6.2.	The Company will afford the Bidder and their advisors the opportunity to, and the Bidder and their advisors shall, review and comment on each Reasoned Statement and on the Response Statement, including all additions and modifications thereto, prior to their publication. In case of any dispute with respect to the content of any Reasoned Statement or Response Statement or any documentation relating thereto, the Company will have the right to make the ultimate decision, provided, however, that the Reasoned Statement and the Response Statement, as the case may be, materially comply with the terms and conditions of this Agreement. Likewise, the Company will have such ultimate decision right with respect to any amendment, supplement or subsequent modification of any Reasoned Statement of the Management Board and the Supervisory Board.

Exhibit

6.3.	Subject to Section 5.5(c) above, the Management Board and the Supervisory Board will confirm in their Reasoned Statement that, in their opinion and subject to review of the Offer Document, (i) the Offer Consideration is fair and adequate, (ii) they support the Tender Offer, (iii) they recommend to the holders of Wincor Nixdorf Shares to tender their Wincor Nixdorf Shares into the Tender Offer; and (iv) the members of the Management Board will either tender their Wincor Nixdorf Shares into the Tender Offer or sell their Wincor Nixdorf Shares via or outside the stock exchange at a price and at a time that is, at their sole discretion, reasonably satisfactory to them.

6.4.	Such support and recommendation of the Tender Offer in the Reasoned Statement as set forth in Section 6.3 shall be subject to the following (together the “Recommendation Requirements”):

(a)	no Competing Offer, or the intention thereof, has been announced or launched by a third party that the Management Board and the Supervisory Board have determined to be a Superior Proposal, provided, however, that the Company has without undue delay (unverzüglich) after both such determinations have been made, informed the Bidder accordingly; and

(b)	no other circumstances exist that would cause, or as confirmed in writing by an external legal counsel of recognized standing would reasonably be likely to cause, the members of the Management Board and/or the Supervisory Board to violate their duties under applicable law, including any obligations of the members of the Management Board and/or the Supervisory Board to observe their duty of care and fiduciary duty vis-à-vis the Company, including their obligations under Sections 27 and 33 German Takeover Act and under Sections 76, 93 and 116 German Stock Corporation Act.

6.5.	From the date of this Agreement and as long as the Recommendation Requirements remain fulfilled, the Management Board and the Supervisory Board shall not:

(a)	withdraw or amend adversely to the Bidder or withdraw their intention, or otherwise breach their obligation, to give, the Reasoned Statement;

(b)	act, including by making any public statement, in a manner that does not comply with the terms of this Agreement and (i) after its publication, is contrary to the Reasoned Statement and could adversely affect the successful consummation of the Tender Offer or (ii) recommend that holders of Wincor Nixdorf Shares take or consider taking any action that could prevent, delay or otherwise adversely affect the implementation of the Tender Offer; and

(c)	recommend (or agree or resolve to recommend) a Competing Offer.

Section 7

Covenants

7.1.	During the period from the date of this Agreement to the earlier of (i) the termination of the Agreement and (ii) the Closing, the Company, subject to the fiduciary duties of the members of the Management Board and the Supervisory Board as well as to the extent permitted by law and it has the power to do so and subject to the terms of this Agreement, shall, and shall use best efforts to ensure that the Company’s Subsidiaries will, subject to the Bidder’s consent in all material respects consistent with past practice, carry on its and their business in the ordinary course including the continuation of the Company’s announced restructuring program entitled “delta” (such program, the “Delta Program”), and, in addition to that, refrain from:

(a)	entering into major joint ventures, partnerships or other forms of co-operations with third parties, if such transactions could adversely affect the consummation of the Tender Offer;

Exhibit

(b)	purchasing, selling, acquiring, transferring or encumbering material assets of the Company or any of its Subsidiaries (including investments in intangible assets, fixed assets or financial assets), either directly or indirectly, by way of a merger or another form of transformation, takeover, acquisition, transfer, disposal or similar transaction with one or more third parties or disposing of any such assets in another manner.

7.2.	Nothing in Section 7.1 shall prevent the Company or any of the Company’s Subsidiaries from (i) pursuing a project which the Company has initiated prior to the Offer Announcement, (ii) making an investment or disinvestment with a value of less than EUR 50 million (in words: Euro fifty million) in each individual case, provided, however, that the aggregate amount of neither such investments nor disinvestments exceeds EUR 200 million (in words: Euro two hundred million) (iii) taking any measures regarding the Wincor Nixdorf Stock Option Plan including the issuance of any additional option rights or shares thereunder, cash settlement of the Wincor Nixdorf Stock Option Plan or any other amendment / supplement thereto, (iv) extending the appointments and service agreements of the members of the Management Board, (v) granting its employees, officers and/or members of the Management Board retention bonuses or other incentives to continue their service with the Company or its Subsidiaries or bonuses for additional work relating to the Transaction, and/or (vi) in accordance with law (1) transferring any of the Company’s Subsidiaries to the Company or to any of its other Subsidiaries, (2) implementing any mergers of any of the Company’s Subsidiaries within the Wincor Nixdorf Group, (3) entering into or terminating or cancelling any enterprise agreements within the meaning of Section 291 German Stock Corporation Act within the Wincor Nixdorf Group and/or (4) implementing any other corporate reorganization measure within the Wincor Nixdorf Group.

7.3.	Prior to the Closing, the Bidder shall refrain from initiating, and shall ensure that none of its Subsidiaries will initiate:

(a)	(i) a split, reverse split, combination or reclassification of Diebold Shares or (ii) a redemption of Diebold Shares or any other outstanding equity securities;

(b)	any amendments to its organization documents to the extent such amendment would reasonably be expected to adversely affect the holders of Wincor Nixdorf Shares;

(c)	any action that would jeopardize the success of the Tender Offer (including the satisfaction of the Closing Conditions).

7.4.	The Bidder and the Company shall each continue to pay dividends not exceeding its past practice until the Closing.

7.5.	Subject to the restrictions imposed by mandatory law, in particular the German Stock Corporation Act and competition laws, and subject to the Bidder’s consent regarding the reimbursement of reasonable costs pursuant to Section 7.6(a), the Company shall use, and shall ensure that its Subsidiaries use, their respective reasonable efforts to provide to the Banks or any other person (actually or prospectively) providing, underwriting or arranging, in the form of a syndication, refinancing or a security issuance, the Certain Funds Financing or any other financing or refinancing of, or in connection with, the Transaction (such persons, collectively, the “Financing Sources”) all necessary cooperation in connection with the underwriting, marketing, arrangement and syndication of the Certain Funds Financing and of any other form of a syndication, refinancing or a security issuance (the “Refinancing”), by any of the Financing Sources as may be reasonably requested by the Bidder, including without limitation:

(a)

support by making available all financial and other information customarily made available in comparable transactions to borrowers, issuers, arrangers, underwriters, initial purchasers or placement agents in connection with the Certain Funds Financing and the Refinancing by any of the Financing Sources, in particular to support the preparation of the syndication and offering documents and materials including information memoranda, offering memoranda, prospectuses,

Exhibit

lender and investor presentations and other marketing documents for senior notes, bridge facilities, revolving facilities, term loan facilities, any hedging instruments or any other form of debt or equity financing;

(b)	by offering a management presentation, support by making available as requested information and personnel with obtaining indicative and final ratings for any debt instruments and credit facilities, including presentations, meetings and answering follow-up questions (such presentations and meetings to be at reasonable times and not to unduly interfere with the operation of the Company’s business);

(c)	support with obtaining, signing, and executing certificates, waivers, and auditor consents;

(d)	delivering, or contributing to the delivery of, (i) an audit opinion and consent of KPMG AG (“KPMG AG”), the Company’s independent auditor, for inclusion in the Registration Statement or any other offering document in connection with the Certain Funds Financing or Refinancing and (ii) draft and final comfort letters (including bring down comfort letters) by KPMG AG with customary negative assurance, in each case, if and to the extent customary in connection with debt or equity offerings in Europe and/or the United States (it being understood, with respect to (i) and (ii) that the Company shall in no way be liable for procuring any act or omission by KPMG AG);

(e)	not engaging or undertaking to engage in competing material issuances, offerings, placements or arrangements of debt securities or commercial bank or other credit facilities in the United States of America exceeding an aggregate amount of EUR 50,000,000 (in words: Euro fifty million) prior to completion of syndication of the Certain Funds Financing;

(f)	providing the Financing Sources direct contact with the Management Board available for a reasonable number of due diligence sessions and meetings with actual and potential Financing Sources; and

(g)	permitting the use of the Company’s logos in connection with any such financing presentation, provided, however, such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company.

7.6.	In respect of Wincor Nixdorf Group’s cooperation obligations pursuant to this Agreement, the following shall apply:

(a)	Upon (i) notification in writing or via email of the terms and conditions of retaining external assistance and (ii) the Bidder’s consent in writing or via email (which consent shall not unreasonably be withheld or delayed), the Bidder assumes all reasonable out-of-pocket costs and other expenses vis-à-vis the Company and its Subsidiaries incurred by each of them relating to any cooperation and assistance, (y) provided for by Sections 3.3 and 3.4 to the extent pro forma financial information is concerned, including all fees and expenses of KPMG AG, and (z) pursuant to Section 7.5 in connection with the Certain Funds Financing and the Refinancing, including, without limitation, such reasonable fees and expenses of KPMG AG and counsel for the Company incurred in connection with its assistance in obtaining the Certain Fund Financing and the Refinancing, but excluding costs incurred by the Company in relation to its assistance regarding any re-financing of the Company pursuant to Section 7.7 below in its own interest.

(b)

None of the Company or any of its Subsidiaries shall be required by Section 7.5 to (i) pay any commitment or other similar fee or incur any other liability or obligation of any kind, including under any guarantee or pledge or any other document relating to the Certain Funds Financing or any Refinancing, in connection with the Certain Funds Financing or any Refinancing, (ii) enter into any binding agreement or commitment, or adopt any resolution or otherwise take any corporate or similar action, in connection with the Certain Funds Financing or any Refinancing, or

Exhibit

(iii) take any action that would reasonably be expected to (1) unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (2) cause any covenant in this Agreement to be breached or any condition set forth in Section 4.5 to fail to be satisfied except where the Bidder expressly waives in writing such breach or non-compliance, (3) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability, (4) result in the disclosure of insider information until such information has been publicly disclosed or otherwise ceased to constitute insider information in accordance with German law; it being understood, however, that (x) subject to the fiduciary duties of the Management Board and of the Supervisory Board and to the extent permitted by law, the Company shall upon reasonable request inform the Bidder whether or not a Company Financing Self-Exemption is in place with such information to be subject to customary confidentiality undertakings by the Bidder, and (y) in light of potentially severe consequences prompted by a delayed drawing of funds under the Certain Funds Financing or a delayed Refinancing, as the case may be, for both the Bidder and the Combined Group following the time of Closing, the Company undertakes to publish the insider information or to revoke the Company Financing Self-Exemption as soon as legally practicable after being informed about the need to draw funds under the Certain Funds Financing or the Refinancing, or the Bidder’s intent to launch a Refinancing, as the case may be, provided, however, that the Company has concluded that such publication or revocation is in the Company’s best interest in light of all circumstances, or (5) require the Company or its Subsidiaries to provide any access, documents or information that would not be required pursuant to Section 7.5.

7.7.	The Parties will discuss the Company’s (re-)financing strategy in good faith and in a cooperative way; the Bidder will, to the extent permitted by law, be afforded reasonable access to all lenders or debt financing sources, currently providing debt financing to the Company or its Subsidiaries which may be terminated or accelerated, or otherwise become due as a consequence of, or in connection with, the Closing of the Transaction. Upon signing of this Agreement and to the extent so requested by the Company, the Bidder or an Affiliate of the Bidder shall have entered into agreements to ensure binding financing commitments by the Financing Sources towards the Bidder in a maximum amount of up to EUR 175,000,000 (in words: Euro one hundred and seventy-five million) to cover any (re-)financing needs of the Company and upon Closing grant shareholder loans to the Company at market terms, but to no less favorable terms and conditions than the current financing agreements of Wincor Nixdorf Group, to cover any further (re-)financing needs of the Company in a maximum amount of up to EUR 500,000,000 (in words: Euro five-hundred million) which may arise as a consequence of, or in connection with, the Closing of the Transaction. The Company, upon request of the Bidder, shall use reasonable efforts to refinance all or parts of its existing financing arrangements, provided, however, that such new refinancing carries an overall economic benefit for the Company (including any internal compensation provided by the Bidder to the Wincor Nixdorf Group). Furthermore, after the signing of this Agreement, the Parties will, to the extent permitted by applicable law, cooperate in good faith, and the Company shall use reasonable efforts to render support as reasonably requested by the Bidder, with a view to improving the financing structure and reducing financing costs of the Combined Group.

7.8.	The Company shall, and shall ensure that its Subsidiaries will, use commercially reasonable best efforts to refrain through Closing from increasing its borrowings by more than an aggregate total of EUR 300,000,000 (in words: Euro three hundred million).

7.9.	The Parties will notify each other without undue delay of the occurrence of any circumstance which will, or could reasonably be expected to, result in any Closing Failure (as defined below), or in the noncompliance with any of such Party’s obligations under this Agreement, or which would otherwise be reasonably likely to materially adversely affect the consummation of the Transaction, provided, however, that any communication and information in respect of Competing Offers, Superior Proposals and/or comparable transactions shall exclusively be governed by Sections 5.5(b) and 6.4(a), and no information that constitutes insider information shall be shared, except if it relates to a Closing Condition in which case it will be shared with the Neutral Expert according to Section 4.6.

Exhibit

7.10.	From signing of this Agreement until the later of (i) the expiration of the Additional Acceptance Period or (ii) the expiration of the Tender Right Period, if any, the Company shall ensure that any option rights under the Wincor Nixdorf Stock Option Plan which can be exercised are settled by cash payments.

Section 8

Antitrust; Regulatory Approvals

8.1.	Subject to Section 8.4, the Parties covenant to render to each other all reasonably necessary assistance and cooperation to ensure that the Antitrust Clearances are obtained as promptly as reasonably practicable after the signing of this Agreement.

8.2.	Without prejudice to the generality of the foregoing, the Parties shall work together to ensure that the notifications and other documents required for the Bidder and/or the Company (as applicable) to apply to the Antitrust Authorities for the Antitrust Clearances are completed and filed with Antitrust Authorities as promptly as reasonably practicable following the signing of this Agreement.

8.3.	Immediately following the signing of this Agreement the Parties shall establish a task force consisting of competition law experts of their respective external legal and economic antitrust advisors that will jointly manage the Antitrust Clearances, share all necessary and required information and cooperate in good faith with the objective to have all Antitrust Clearances obtained in a timely manner. This task force will report to the respective chief executive officers of the Bidder and the Company at least every two (2) weeks.

8.4.	The Bidder will:

(a)	keep the Company promptly informed of the status and progress of the processes for obtaining the Antitrust Clearances;

(b)	consult with the Company sufficiently in advance on the content and the timing of the notifications and all written communications to the Antitrust Authorities before such notifications or communications are made and take account of any comments the Company may have on such notifications and communications;

(c)	furnish to the Company or its legal advisors copies of the notifications to the Antitrust Authorities and all other related correspondence in the form sent to the Antitrust Authorities (but excluding, in relation to the Company, all analyses and reports prepared by or for the Bidder or by or for any of its shareholders regarding the financial or commercial aspects of the Transaction and which accompany or form part of any notification to any Antitrust Authority or are otherwise requested by an Antitrust Authority, it being understood that the Company’s legal advisors will be furnished with such analyses and reports on a counsel-only basis); and

(d)	afford the Company and its legal and economic advisors reasonable opportunity to participate in all meetings and discussions with each Antitrust Authority in connection with the Transaction unless prohibited by applicable law or by the relevant antitrust authority.

8.5.	The Parties will discuss in good faith how to address any issues raised by any Antitrust Authority with respect to the Transaction and, thereafter, the Bidder will, as soon as advisable with regard to the agreed timeline for the consummation of the Tender Offer:

(a)	enter into discussions with any Antitrust Authority that raised any issue with respect to the Transaction to explore the possibility of addressing such issue by offering commitments which would be obligations or conditions to the granting by such Antitrust Authority of its approval of the Transaction; and

Exhibit

(b)	offer to such Antitrust Authority such commitments as would be necessary to ensure that all relevant approvals by such Antitrust Authorities are obtained with respect to the Transaction;

provided, however, that the Bidder (subject to Sections 8.6 and 8.7 below) shall not be required to propose, agree to or accept any undertakings, agreements, commitments or conditions in connection with the Transaction that would require the Bidder to divest or cause or result in the divestment of (i) existing businesses, business divisions or product lines of either the Bidder or the Company or (ii) businesses, business divisions or product lines of the future Combined Group that in aggregate would represent more than 8% of the consolidated annual revenues of the Combined Group, to be calculated on the basis of the then most recent available quarterly report of the Bidder and the Company, respectively.

8.6.	Notwithstanding Section 8.5, the Bidder shall in addition be obligated to offer, agree to or accept any disposal or other obligations, commitments or conditions with respect to any businesses of the Bidder active in the United States to the extent necessary to eliminate any concern with respect to the Transaction expressed by the United States Department of Justice or Federal Trade Commission under Section 7 of the Clayton Antitrust Act or any other authority of the United States.

8.7.	Notwithstanding Section 8.5, the Bidder shall in addition be obligated to offer, agree to or accept any obligations, commitments or conditions with respect to any businesses of the Bidder located in Germany to the extent necessary to eliminate any concern with respect to the Transaction expressed by any competent authority under the German or EU merger regulation.

8.8.	To the extent applicable, the Parties shall use their respective reasonable best efforts, subject to applicable laws, to make all additional regulatory filings and obtain all additional requisite regulatory approvals and clearances as promptly as reasonably practicable following the signing of this Agreement.

Section 9

Closing Failure; Revised Transaction

9.1.	If the Tender Offer is not consummated due to the non-satisfaction of a Closing Condition (each such instance, a “Closing Failure”) and if the Closing Failure was due to the non-satisfaction of one or more of the below (and no other Closing Condition):

(a)	the condition to obtain the Antitrust Clearances pursuant to Section 4.5(a);

(b)	the S-4 Condition pursuant to Section 4.5(b); or

(c)	the No Market Material Adverse Change Condition pursuant to Section 4.5(d);

the Parties shall use their reasonable best efforts, taking into account the reasons for the non-satisfaction of one or more of the above Closing Conditions, to re-negotiate the Tender Offer and the Business Combination with regard to the new facts in good faith (such newly proposed transaction, the “Revised Transaction”), provided, however, that the Closing Failure has not been caused by non-compliance of either Party with the terms of this Agreement.

9.2.	The Parties shall use their reasonable best efforts to consummate the Revised Transaction pursuant to the terms of a revised business combination agreement (the “Revised Agreement”) which the Parties shall, as the case may be and subject to an agreement, enter into as promptly as practicable and in no event more than two (2) months after the Closing Failure. To the extent appropriate, the terms and conditions of this Agreement shall serve as guidance for the Revised Agreement.

9.3.

In the event the Parties have, after a period of one (1) month following the Closing Failure, still failed to reach a Revised Agreement, they shall submit all outstanding open points to a third-party independent mediator, jointly chosen by the Parties, with the objective of finding a commercially sensible and

Exhibit

equitable resolution, it being understood that the third-party independent mediator shall not be entitled to resolve any open issues with binding effect upon the Parties.

9.4.	Immediately upon signing of a Revised Agreement, as the case may be, the Parties will announce the Revised Transaction and take all measures necessary or helpful to successfully consummate the Revised Transaction as set forth in the Revised Agreement.

Section 10

Preparation for Integration

10.1.	In order to ensure an effective and efficient integration process following the Closing, the Parties will cooperate based on the following principles for a successful integration of each of the businesses of the Company and the Bidder:

(a)	The Parties agree to nominate a management office function which assists the Integration Committee (as defined below) in managing the integration process of the Bidder’s and the Company’s businesses in the Combined Group (such office, the “Integration Management Office”). The Integration Management Office will be chaired by the chief integration officer and shall manage the integration. The Integration Management Office, represented by the chief integration officer, will on a regular basis report to the Integration Committee.

(b)	The Parties will work together to develop an integration plan which outlines all relevant objectives for the integration of the businesses and which further develops the post-closing business strategy (the “Integration Master Plan”). To the extent reasonably required for the development of the Integration Master Plan and permitted by law, the Parties will grant each other access to information. The Integration Master Plan will include certain defined (part) pilot projects, a review of all synergies and their expected realization period, as well as a tax efficient coordination of (i) the Lines of Business (as defined below) dimension, (ii) the Regions (as defined below) dimension, and (iii) the structure of the business operations.

10.2.	As promptly as practicable following the signing of this Agreement, the Parties will establish an integration committee (the “Integration Committee”).

(a)	The Integration Committee will consist of four (4) members and each of the Company and the Bidder shall nominate two (2) members.

(b)	The Integration Committee’s initial members shall be both Parties’ respective chief executive officer and chief financial officer. Thereafter, each Party may at all times replace any of its members in the Integration Committee by another member of the Core Leadership Team.

10.3.	Upon Closing, to the extent legally permissible and practical, the Integration Committee shall

(a)	oversee the Integration Management Office;

(b)	implement, and measure the state of, the integration and ensure cooperation and the continued integration of both organizations;

(c)	oversee all defined (part) pilot;

(d)	designate the members of the Core Leadership Team and the Leadership Team, as well as other senior management positions; and

(e)	oversee the implementation of the employment matters as set forth in Section 16 and resolve upon necessary adjustments if operating or market conditions so require.

Exhibit

10.4.	Following the signing of this Agreement, the Parties shall, to the extent legally permissible (in particular, taking into account any restrictions imposed by applicable antitrust rules), (i) commit to align their respective compliance programs and systems on a best practice basis, with reference to laws and practices in the United States, Germany, other relevant jurisdictions, and terms of the Bidder’s agreements with the United States government to be effective after the Closing, and (ii) enter into good faith negotiations with the objective to reach an agreement outlining the specific features of a best practices compliance program for the Combined Group, including certain features to be adopted by both parties before the Closing, and (iii) commit to conduct a risk-based analysis at both the Company and the Bidder, led for each of the Parties by agreed upon experts under relevant laws, by (respectively) Freshfields Bruckhaus Deringer LLP (for the Company) and Sullivan & Cromwell LLP (for the Bidder), with the goal of identifying changes to be made in order to implement the Combined Group’s compliance program after the Closing, and with the changes made prior to the Closing to be shared contemporaneously between the Parties.

10.5.	All obligations set out in this Section 10 are subject to applicable laws, in particular stock corporation law, and the fiduciary duties of the respective board members of the Bidder and the Company which may restrict the Parties’ ability to fulfill their obligation under this Section 10. This Section 10 exclusively governs the rights and obligations of the Parties with regard to compliance.

Section 11

Name; Brand

11.1.	Subject to any required consents, the name of the enterprise operated by the Combined Group, as well as of the Bidder, shall be “Diebold Nixdorf”. As soon as reasonably practical after the Closing, the articles of association of the Bidder and the Company shall be amended to reflect the name contemplated in the previous sentence. In case the requisite consents cannot be obtained, the Parties shall in good faith negotiate a substitute name that reflects both the name of the Bidder and the Company in a balanced way.

11.2.	The corporate colors of the Combined Group will include red as used by the Company and blue as used by the Bidder.

11.3.	The Combined Group shall incorporate the principle of the Company’s logo design with blue characters and with a red stripe.

Section 12

Headquarters; Reporting

12.1.	The Combined Group’s business will be operated from headquarters located in Canton, Ohio and Paderborn, Germany. The Combined Group’s registered offices will be in Canton, Ohio, given that the top holding entity will be publicly-listed in the United States and based in Ohio.

12.2.	There will be no change to the location of the Company’s corporate headquarters in Paderborn nor to the locations of the Company’s German material subsidiaries.

12.3.	Any changes to the business locations agreed between the Parties shall be subject to (i) arm’s length standards and (ii) be reviewed also for tax efficiency.

12.4.	Except as otherwise provided for in this Agreement, the Combined Group will have internal steering and reporting lines customary for a publicly-listed company in the United States.

Exhibit

Section 13

Global Responsibilities; Structure of the Business Operations

13.1.	The Combined Group will operate its business along the dimension of (i) business units or lines of business which will include hardware, software and services (each, a “Line of Business” and, collectively, the “Lines of Business”) and (ii) regions or geographies (the “Regions”). The Lines of Business will be the Combined Group’s primary management dimension with P&L responsibility and the Regions will be the Combined Group’s secondary management dimension.

13.2.	The Lines of Business dimension of the Combined Group will be organized as follows:

(a)	The Line of Business entitled “Services” shall be centered in the Canton, Ohio headquarter and led by Mr. Olaf Heyden.

(b)	The Line of Business entitled “Systems” shall be centered in the Paderborn headquarter and led by Dr. Ulrich Näher.

(c)	The Line of Business entitled “Software” shall be centered in the Paderborn headquarter / Utrecht (sub-location London, Ontario) and led by Mr. Alan Kerr.

(d)	The management teams below the leadership for each Line of Business will be staffed such that both the Bidder and the Company are represented in a fair way. The guideline for staffing should be performance over “origin”.

(e)	The Integration Master Plan shall include a tax efficient coordination of these Lines of Business.

13.3.	The Combined Group will, as a third management dimension, use customer segments (currently consisting of a Retail segment and a Banking segment) to tailor solutions and services as well as the Combined Group’s go-to-market approach.

13.4.	The Regions dimension of the Combined Group shall be organized along the following geographical segmentations:

(a)	NA – North America (the United States and Canada),

(b)	LA – Latin America,

(c)	APJ – Asia, Pacific and Japan and

(d)	EMEA – Germany, rest of Europe, Middle East and Africa, provided, however, that the Parties agree that the EMEA segmentation shall be subject to further good faith negotiation.

13.5.	The regional leaders will be matrixed with the Lines of Business.

13.6.	The Combined Group intends to use a global account program for selected customers to better address large-scale customers whose requirements stretch globally.

13.7.	The global responsibilities and the structure of the business operations shall be implemented in a tax efficient way and subject to an arm’s length standards, to be set out in the Integration Master Plan.

Exhibit

Section 14

Composition of Boards

The Parties agree to use their best efforts, subject to the confines of the organizational and governance rules under applicable stock corporation law and any applicable fiduciary duties, to staff the respective boards of the Company and the Bidder as promptly as reasonably practicable after the Closing as follows:

14.1.	With regard to the Supervisory Board of the Company, the following shall apply:

(a)	The Company shall use its reasonable best efforts to ensure that after Closing three (3) current shareholder appointed member of the Supervisory Board will resign from their positions and will be replaced by three (3) representatives of the Bidder (of whom one (1) representative will be female to ensure compliance with German laws on the gender quota in supervisory boards) to be appointed in accordance with the proceeding set forth in Section 104 German Stock Corporation Act.

(b)	The total number of members of the Supervisory Board consisting of twelve (12) members (with six (6) representatives each from the shareholders’ side and the employees’ side) shall remain unchanged.

14.2.	With regard to the Management Board of the Company, the following shall apply:

(a)	The current members of the Management Board shall continue to manage the Company also after the Closing; upon the Bidder’s reasonable request, the Bidder shall be adequately represented in the Management Board.

(b)	Following the Closing, each member of the Management Board will enter into discussions with the Supervisory Board with the goal of agreeing new service agreements (Dienstverträge) with the Company which follow the Bidder’s human resources practices (in respect of terms, extension and severance).

14.3.	With regard to the Board of Directors, the following shall apply:

(a)	Immediately following the Closing, (i) the size of the Board of Directors shall be expanded to an overall number of thirteen (13) board members and (ii) the Company’s chief executive officer as of the date of this Agreement (the “Company’s Chief Executive Officer”), as well as Dr. Alexander Dibelius, chairman of the Supervisory Board of the Company, and Dr. Dieter Düsedau, member of the Supervisory Board of the Company (the “Prospective Board Members”), shall be appointed as members of the Board of Directors.

(b)	In accordance with Rule 438 of the Securities Act, any Prospective Board Member shall prior to the initial filing of the Registration Statement provide the Bidder an executed consent, in the form as attached hereto as Annex 14.3(b), to being named in the Registration Statement (including any amendments, prospectuses or prospectus supplements thereto) as a person anticipated to become a director of the Bidder and to the filing of such consent as an exhibit to the Registration Statement (the “S-4 Consent”).

(c)	If and to the extent reasonably requested by the respective Prospective Board Members, the Bidder shall assist each Prospective Board Member in establishing a “due diligence defense”, as contemplated by Section 11(b)(3) of the Securities Act for claims made under Section 11 of the Securities Act with respect to the Registration Statement. The scope of the Bidder’s assistance shall be in line with board practices for companies listed in the United States and include, but not be limited to, permitting the Prospective Board Members access to the Bidder’s management, outside counsel, auditors, books and records, contracts, minutes of the meetings of the Board of Directors (that may be redacted or otherwise not provided to the extent required by law), in each case as reasonably practicable.

Exhibit

(d)	The Bidder shall nominate for election by the shareholders to the Combined Group’s Board of Directors at the level of the Bidder (at least one (1) board election cycle after the first shareholder vote on new directors) and recommend that the Bidder’s shareholders vote in favor of the (formerly appointed) Prospective Board Members.

(e)	Upon becoming member of the Board of Directors, the Bidder shall appoint the Company’s Chief Executive Officer as its President.

(f)	Upon the termination of the Company’s Chief Executive Officer employment as a member of the Management Board and with the Bidder as President, the Company’s Chief Executive Officer shall resign from the Board of Directors and thereafter the Bidder’s obligations pursuant to Section 14.3(a) shall terminate with respect to (i) the Company’s Chief Executive Officer and (ii) representation of management on the board is reduced to the incumbent chief executive officer of the Combined Group, it being understood that the representation of two (2) members of the supervisory board of the Company in the Board of Directors shall remain unaffected, provided, however, that such members of the Board of Directors will then satisfy their duties as board members by applying appropriate time and effort.

Section 15

Senior Management and Management System of the Combined Group

15.1.	The Parties agree upon the following governance and management system for the Combined Group:

(a)	With respect to the Combined Group’s executive level at the level of the Bidder (the “Executive Committee”), the following shall apply as promptly as practicable after Closing:

(1)	The members of the Executive Committee individually and as a committee are the primary executive management body in the Combined Group regarding the lead and the direction of the operations and the organization.

(2)	Four (4) members of the Company’s executive team (Company’s Chief Executive Officer, chief financial officer and two (2) Lines of Business leaders) will hold executive positions within the Combined Group as an “officer” within the meaning of Rule 16a-1(f) of the Exchange Act.

(3)	The Executive Committee shall be limited to eight (8) members.

(4)	Executive Committee assignments shall be identical with Section 16 “officer” assignments within the meaning of Rule 16a-1(f) of the Exchange Act and these assignments shall be limited to eight (8) for the Combined Group. The Bidder may appoint additional “officers” within the meaning of Rule 16a-1(f) of the Exchange Act as required by applicable laws.

(5)	The Executive Committee shall be organized in accordance with management principles customary for a publicly-listed company in the United States.

(6)	The Executive Committee shall include the following roles and functions:

(i)	Chief executive officer of the Bidder,

(ii)	President of the Bidder,

(iii)	Chief financial officer of the Bidder,

(iv)	Chief integration officer and senior vice president of retail,

(v)	Head of the Line of Business “Systems”,

Exhibit

(vi)	Head of the Line of Business “Software”,

(vii)	Head of the Line of Business “Services” and

(viii)	Chief legal officer / General counsel of the Bidder.

(b)	The core leadership team of the Combined Group at the level of the Bidder (the “Core Leadership Team”), which is defined as the broader group of company leaders, shall encompass approximately twenty-five (25) members, and will be an expansion of the Executive Committee with the following executives / members:

(1)	all members of the Executive Committee;

(2)	Head of the Line of Business “Security”;

(3)	Regional leaders;

(4)	Customer segment leader “Retail”;

(5)	Core corporate function leaders.

(c)	The Executive Committee appointments shall be balanced to reflect the joint management approach of the Bidder and the Company.

(d)	Core Leadership Team members (other than Executive Committee members, to which the rules above apply) shall be appointed based on their performance (best person for the job) not their origin / affiliation to the Company or the Bidder; however, where appropriate, a balanced approach will be preferable.

15.2.	All of the Combined Group’s employees at the vice president level and above will be part of the Leadership Team of the Combined Group (the “Leadership Team”). This group of approximately 200 executives of the Combined Group will meet once a year face-to-face.

Section 16

Employment Matters; Labor Law

16.1.	The Bidder and the Company view the Business Combination as an opportunity for growth and development for their employee base. Given both Parties’ multinational structure, the Combined Group will rely on the competence and commitment of all of its employees and considers the combined workforce the foundation for future success.

16.2.	The Bidder covenants not to cause the Company to take any actions that would lead to a change of the existing level and status of co-determination in the Supervisory Board.

16.3.	Both Parties are committed to retaining their respective top talents amongst the employees within the Combined Group and to such end intend to implement adequate retention programs to the extent necessary.

16.4.	Businesses and operations of the Company as they exist on the date of this Agreement will substantially be maintained at least until September 30, 2018, subject to the implementation of the Company’s current Delta Program which is strongly supported by the Bidder and which shall be continued substantially in the same manner as planned, provided, however, that in Germany, any reduction of the Company’s workforce shall not materially exceed the extent contemplated under the Delta Program.

16.5.	The Bidder will respect all labor-related provisions in Germany, including existing shop agreements (Betriebsvereinbarungen) and collective bargaining agreements (Tarifverträge).

16.6.	All employees of the Combined Group will be treated fairly in connection with the integration process.

Exhibit

Section 17

Corporate Measures

Nothing in this Agreement shall prevent either Party to seek to enter into and/or to adopt resolutions in favor of any enterprise agreements pursuant to Section 291 German Stock Corporation Act, merger under the German Transformation Act (Umwandlungsgesetz – “German Transformation Act”), change of corporate form under the German Transformation Act, squeeze-out under the German Stock Corporation Act or the German Takeover Act, cash-out merger under the German Transformation Act or integration under the German Stock Corporation Act in relation to the Company and/or the Bidder. Following any merger of the Company and the Bidder, all and any stipulations hereunder relating to rights and obligations of the Company shall apply to the merged company mutatis mutandis.

Section 18

Approval by Corporate Bodies

18.1.	The Bidder hereby confirms that the Board of Directors has approved the entry into this Agreement by the Bidder and the performance by the Bidder of its obligations hereunder. No additional approval or permission is required on the Bidder’s part for the entry into this Agreement other than as provided for in this Agreement.

18.2.	The Company hereby confirms that its Management Board and Supervisory Board have approved the entry into this Agreement by the Company and the performance by the Company of its obligations hereunder. No additional approval or permission is required on the Company’s part for entering into this Agreement other than as provided for in this Agreement.

Section 19

Effectiveness, Term and Termination

19.1.	The Agreement will have a fixed term, ending three (3) years from the date of the Offer Announcement.

19.2.	The Agreement may be terminated with immediate effect:

(a)	by the Company on the one hand or the Bidder on the other hand if

(1)	the Tender Offer lapses and is not, or is not capable of being, consummated by the Drop Dead Date as result of a Closing Failure, provided, however, that the terminating Party is not then in breach, in any material respect, of any of its material covenants or agreements under this Agreement relating to the relevant Closing Condition; and/or

(2)	the respective other Party violates its material obligations under this Agreement and such violation has not been cured within five (5) Business Days after the breach has been notified by the terminating Party, save for any obligations to negotiate in good faith and to enter into a Revised Transaction as set forth in Section 9.1 and save for the obligation to pay the Break Fee pursuant to Section 20 and save for all other claims for damages resulting from any breach of any obligation under this Agreement, provided, however, the Company shall not have the termination rights set forth in this Section 19.2(a) if the Company intends to terminate this Agreement in order to accept a Superior Proposal, it being understood that Section 19.2(b)(6) shall remain unaffected.

Exhibit

(b)	by the Company if:

(1)	The Bidder’s decision to launch the Tender Offer has not been published without undue delay upon signing of this Agreement;

(2)	the Offer Document has not been published by February 10, 2016;

(3)	the consideration offered in the Tender Offer is lower than the Offer Consideration agreed to under Section 4.4;

(4)	the Tender Offer contains closing conditions that are broader than the Closing Conditions specified in Section 4.5;

(5)	the intentions of the Bidder as published in the Offer Document with regard to its strategy or intentions differ from those set forth in this Agreement, provided, however, that such difference was not due to any requirement of BaFin or the SEC and does not materially adversely affect the interest of the Company, its shareholders and/or other stakeholders;

(6)	the Management Board and/or the Supervisory Board no longer support the Tender Offer as they have determined and informed the Bidder as set forth in Section 6.4(a) to pursue a Superior Proposal, provided, however, that the Company has negotiated with the Bidder in good faith following or prior to publication of the Superior Proposal;

(c)	by the Bidder if:

(1)	the Management Board and/or the Supervisory Board does not issue or withdraws its Reasoned Statement or amend the Reasoned Statement in any way that could jeopardize the success of the Tender Offer;

(2)	following a Required Amendment, the Bidder in compliance with the terms of this Agreement refrains from publishing the Offer Document.

19.3.	The right to terminate this Agreement for good cause (aus wichtigem Grund) shall remain unaffected. Good cause shall exist where the terminating Party, taking into account all circumstances of the specific case and weighing the interests of the Parties, cannot reasonably be expected (unzumutbar) to continue the contractual relationship through the remainder of the agreed fixed term (Section 314 para. 1 sentence 1 German Civil Code (Bürgerliches Gesetzbuch)).

19.4.	Notice of any termination must be given in writing and must be made within ten (10) Business Days after the terminating Party has become aware of the factual circumstances on which a termination right is based and any good-faith negotiations have failed. In the event of termination of this Agreement, this Agreement shall have no further effect, save for Section 2.3 and Section 19 through Section 22.

Section 20

Break Fee

20.1.	If (i) the Tender Offer is not consummated due to one or more Closing Failures set forth in Section 9.1(a) through Section 9.1(c), and (ii) the Parties, following good faith negotiations during a period of two (2) months in accordance with Sections 9.1 through 9.3 (including, to the extent necessary, the consultation of a mediator) have not been able to agree to a Revised Transaction and enter into a Revised Agreement and (iii) either Party has terminated this Agreement pursuant to Section 19.2(a)(1) or Section 19.2(b)(1) through 19.2(b)(5), then the Bidder shall pay without undue delay (unverzüglich) after the expiration of the period of two (2) months as set out in Section 9.2 to the Company a fee in cash (pauschalierter Schadensersatz) (such fee, the “Break Fee”) in an amount of

(a)	EUR 20 million (in words: Euro twenty million) in case of the non-fulfilment of the S-4 Condition pursuant to Section 4.5(b), unless the non-fulfilment of the S-4 Condition (i) was caused by the

Exhibit

Company exercising its right to decide on a Required Recommendation Statement Modification, or (ii) is caused by the Company (each (i) and (ii) a “Company S-4 Failure”) and the Bidder has requested in writing that, and granted sufficient time for the Company to, cure the Company S-4 Failure, provided, however, that (i) the Bidder was aware or should have been aware of the Company S-4 Failure and (ii) the prompt application of a cure measure would have resulted in the prevention of the non-fulfilment of the S-4 Condition;

(b)	EUR 30 million (in words: Euro thirty million) in case of the non-fulfilment of the No Market Material Adverse Change Condition pursuant to Section 4.5(d); or

(c)	EUR 50 million (in words: Euro fifty million) in case the Parties failed to obtain the Antitrust Clearances pursuant to Section 8.1 on or prior to the Drop Dead Date;

in each case, provided, however, that if more than one of the Closing Failures set forth in Section 9.1(a) through Section 9.1(c) have occurred (to the extent not waived), the Bidder shall pay the relevant Break Fee under this Section 20.1 relating to such Closing Failure that occurred first.

20.2.	The payment of the Break Fee shall not exclude any further liability of the Bidder, provided, however, that the Company’s damages (i) exceed the Break Fee or (ii) are based on facts other than the failure to obtain the Antitrust Clearances, the non-fulfilment of the S-4 Condition and/or the No Market Material Adverse Change Condition, as the case may be.

20.3.	The Parties agree that the obligation to pay the Break Fee may, in case an objective third party would have to conclude that one of the Closing Failures set forth in Sections 9.1(a) through 9.1(c) will occur, not be circumvented by non-publication of the Offer Document as provided for under this Agreement or otherwise. For the avoidance of doubt, the Parties further confirm that the Bidder may not deviate from the terms of this Agreement to circumvent the obligation to pay the Break Fee.

20.4.	For the avoidance of doubt, any claims of the Company against the Bidder for performance of their obligations under this Agreement and/or for any further damages shall remain unaffected.

Exhibit

Section 21

Notices

Any and all notices and communications under this Agreement shall be made in writing in the English language and delivered by hand, by courier, by telefax or by email (provided that receipt of the email is promptly confirmed by telefax or email which the receiving Party shall be confirming without undue delay after receipt of such email) to the person at the address set forth below, or such other person or address as may be designated by the respective Party to the other Parties in the same manner:

(a)	if to the Bidder:

Diebold, Incorporated

Attn.: Mr. Jonathan Leiken

5995 Mayfair Road

North Canton, OH 44720

United States

Fax no.: +1 330 490 4450

Email: Jonathan.Leiken@diebold.com

with copy to (which copy shall not constitute notice hereunder):

Sullivan & Cromwell LLP

Attn.: Dr. Carsten Berrar / Dr. York Schnorbus

Neue Mainzer Straße 52

60311 Frankfurt am Main

Germany

Fax no.: +49 69 4272 5210

Email: berrarc@sullcrom.com / schnorbusy@sullcrom.com

(b)	if to the Company:

Wincor Nixdorf Aktiengesellschaft

Attn.: Mr. Martin Kühle

Heinz Nixdorf Ring 1

33106 Paderborn

Germany

Fax No.: +49 5251 693 5444

Email: martin.kuehle@wincor-nixdorf.com

with copy to (which copy shall not constitute notice hereunder):

Freshfields Bruckhaus Deringer LLP

c/o Dr. Stephan Waldhausen

Feldmühleplatz 1

40545 Düsseldorf

Germany

Fax no.: +49 211 4979 9103

Email: stephan.waldhausen@freshfields.com

Exhibit

Section 22

Miscellaneous

22.1.	General Liability Principle: For the avoidance of doubt and subject to the exceptions set forth in this Agreement, the Parties’ liability for breach of this Agreement shall not be excluded.

22.2.	Responsibility of the Company; indemnification obligation of the Bidder

(a)	The Parties hereby confirm that with regard to any cooperation and information obligations under this Agreement set forth in Sections 3.3, 3.4 or 7.5 or Section 10 the Company shall not be liable to the Bidder, except for willful misconduct by the Company or its Subsidiaries.

(b)	The Bidder hereby undertakes to indemnify and hold harmless the Company or any other member of the Wincor Nixdorf Group, their directors, officers and employees (each a “Beneficiary”)

(1)	from any and all damages (including, for the avoidance of doubt, any costs and claims by any party or governmental agency) incurred in connection with any action or omission relating to the fulfilment of their cooperation and information obligations regarding the Disclosure Documents and/or pursuant to Section 7.5;

(2)	if Closing has occurred from any and all damages (including, for the avoidance of doubt, any costs and claims by any party or governmental agency) incurred in connection with any action or omission relating to the fulfilment of the cooperation and information obligations under Section 10; and

(3)	with respect to any Beneficiary who consents to be named as a director of the Bidder in the Registration Statement, from any and all damages (including, for the avoidance of doubt, any costs and claims by any party or governmental agency) incurred in connection with any action or omission relating to being named as such a director, including any liabilities, expenses and damages which may arise under Section 11 of the Securities Act;

provided, however, that the Bidder shall not be obligated hereunder pursuant to Section 22.2(b)(1) and Section 22.2(b)(2) if and to the extent (i) a violation leading to such damages was caused by willful misconduct, except for any claim hereunder relating to any Required Financial Statement Modification, in which case the Bidder shall, to the extent legally permitted, be obligated pursuant to this Section 22.2(b) also if the violation leading to such damages was caused by willful misconduct of one of the officers, directors, employees or advisors, or (ii) the relevant Beneficiary is liable to the Bidder in respect of the respective action or omission based on fiduciary duties as a member of the Board of Directors ((i) and (ii) each an “Indemnification Defense”) .

(c)	In the event that any action, claim, demand or proceeding with respect to which the Bidder may be liable to any Beneficiary pursuant to Section 22.2(b) (the “Third-Party Claim”) is asserted or announced by any third party (including any governmental agency) against any Beneficiary, the Company shall afford, or use its reasonable best efforts to cause the Beneficiary to afford, the Bidder the opportunity to defend the Beneficiary against the Third-Party Claim pursuant to this Section 22.2(c) (the “Assumption of Defense”).

(1)	If the Bidder elects to pursue the Assumption of Defense, the Bidder shall within twenty (20) Business Days upon receipt of the Company’s notice of a Third-Party Claim notify the Company or the respective Beneficiary of its intent to assume such defense and the Company shall cooperate and cause the Company’s Subsidiaries, at the Bidder’s expense, to cooperate in each phase of such Assumption of Defense.

(2)	In particular, in case of an Assumption of Defense, the Bidder shall have the right to defend the Beneficiary by all actions and shall have, at any time during the proceedings, the sole power to direct and control such defense.

Exhibit

(3)	The Bidder may participate in and direct all negotiations and correspondence with the third party, appoint and instruct, at its own expense, counsel (such counsel to be approved by the Company or, as the case may be, by the respective Beneficiary, which approval shall not be unreasonably withheld or delayed) and request that the Third-Party Claim be litigated or settled in accordance with the Bidder’s instructions, provided, however, that the Bidder bears any costs and payments relating to such settlement.

(4)	The Bidder shall, upon written request of the Beneficiary, regularly consult with the Beneficiary on the status of the Third Party Claim and give due consideration to comments or recommendations of the Beneficiary. No action by any Beneficiary or its respective representatives in connection with the defense shall be construed as an acknowledgement (whether express or implied) of the Third Party Claim or of any underlying facts related to such claim.

(5)	If the Bidder intends to defend itself against any claim of a Beneficiary pursuant to Section 22.2(b) based on an Indemnification Defense, the Bidder shall without undue delay (unverzüglich) inform the respective Beneficiary in writing. The Beneficiary shall then be entitled at any time to revoke the Assumption of Defense with immediate effect by giving written notice to the Bidder.

(6)	The Company shall make available, and cause the Company’s Subsidiaries to make available, all such information and assistance, including powers of attorney, reasonably deemed necessary by the professional advisors of the Bidder for the purpose of defending any such Third-Party Claim.

(7)	The Bidder shall not be required to indemnify a Beneficiary if and to the extent such Beneficiary has caused any damage because it has not observed the material provisions of this Section 22.2(c) relating to the Bidder’s ability to pursue the Assumption of Defense as set forth herein and the Bidder has granted the Beneficiary sufficient time to cure such violation.

22.3.	Assignment; Costs

(a)	Unless otherwise provided for in this Agreement, any rights under this Agreement may only be assigned with the prior written consent of the respective other Parties.

(b)	Each Party shall bear its own fees and expenses with respect to the Business Combination as well as the entry into, and consummation of, this Agreement.

22.4.	No recourse to Financing Sources: Notwithstanding any provision of this Agreement, the Company agrees that none of the Financing Sources and the former, current and future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees of the Financing Sources (such parties, the “Related Finance Parties”) is a Party hereto and none of them shall have any liability or obligation to the Company relating to this Agreement or any of the transactions contemplated herein (including the Certain Funds Financing). This Section 22.4 may not be amended in any manner that affects the rights of the Financing Sources or the Related Finance Parties without the prior written consent of the Financing Sources or the Related Finance Parties.

22.5.	Confidentiality:

(a)

Until Closing, the Bidder acknowledges the independent status of the Company and respect the Company’s confidentiality needs, as well as the legal limitations on the exercise of an influence after Closing pursuant to Sections 76, 93, 311 et seqq. German Stock Corporation Act. Except for the communication set forth under Section 2, each Party shall keep confidential and shall not disclose to any third party (other than (i) a Subsidiary or in case of the Bidder an Affiliate, (ii) Financing

Exhibit

Sources, Affiliates thereof and their respective professional advisors, (iii) customary confidential disclosures to rating agencies or (iv) a professional advisor bound to this Section 22.5(a) or professional confidentiality obligations, provided, however, that the disclosing Party shall remain responsible for any breach of confidentiality of such Subsidiary, Affiliate or professional advisor) details of the negotiations relating to this Agreement or any confidential information regarding any other Party disclosed to it in connection with the discussions preceding, or resulting in, this Agreement or its implementation, except to the extent that the relevant facts are publicly known through no fault of the Party seeking to make any disclosure. The Parties agree that this Agreement and its content may be disclosed to employees, investors, governmental agencies and the press.

(b)	Section 22.5(a) does not prevent either Party from disclosures required under any mandatory laws, enforceable orders by courts, regulatory bodies or other public authorities or the rules and regulations of any stock exchange governing the listing of any securities of the relevant Party. In such circumstances, any disclosure shall be no more extensive in scope and nature than the minimum standard required by the relevant laws, orders, rules or regulations. If a person is so required to make any announcement of or to disclose any confidential information, the relevant Party shall promptly notify the other Party or Parties concerned, where practicable and lawful to do so, before the announcement is made or disclosure occurs and shall cooperate with the other Party or Parties regarding the timing and content of such announcement or disclosure or any action which the other Party or Parties may reasonably elect to take to challenge the validity of such requirement.

(c)	The Company acknowledges that the Bidder may be required by U.S. securities laws to announce the signing of this Agreement and to describe the major terms and conditions of this Agreement (including the consideration payable).

22.6.	Collaboration Regarding Communications: Except in respect of any announcement required by (i) applicable law or regulation, (ii) a request by a court, regulatory body or other public authority or (iii) an obligation pursuant to any listing agreement with or rules of any securities exchange, the Parties agree to consult with the respective other Party (x) regarding any press release or other public written statements concerning the Transaction or the Business Combination and (y) regarding other public statements, such as interviews, in case such other public statements deviate from or go beyond general guidelines which the Parties will develop for any public communication post announcement of the Transaction, in each case (x) and (y) prior to the respective publication or public statement. For the avoidance of doubt, the Bidder will have to regularly communicate and file information with the SEC and the parties acknowledge that all such communications and filings shall be exempt from this Section 22.6.

22.7.	Severability: Should any provision of this Agreement be or become invalid, ineffective or unenforceable as a whole or in part, the validity, effectiveness and enforceability of the remaining provisions shall not be affected thereby. Any such invalid, ineffective or unenforceable provision shall be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and purpose of such invalid, ineffective or unenforceable provision as regards subject-matter, amount, time, place and extent. The aforesaid shall apply mutatis mutandis to any gap in this Agreement.

22.8.	Entire Agreement: This Agreement contains all of the Parties’ agreements and understandings with respect to the subject matter hereof. No collateral agreements to this Agreement, whether verbally or in writing, have been entered into between the Parties. The letter non-disclosure agreement by and between the Bidder and the Company dated March 27, 2015 will be terminated upon, and be replaced by the provisions of, this Agreement.

22.9.	Counterparts: This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement. A facsimile or email transmission of scanned or executed counterparts of this Agreement shall be sufficient to bind a Party to the same extent as an original.

Exhibit

22.10.	Amendments and Waivers: Any and all amendments to this Agreement or waivers must be made in writing, unless stricter requirements as to their form are required by mandatory law. This shall also apply to any waiver of compliance with the provisions of this Section 22.10.

22.11.	Interpretation, Definitions:

(a)	This Agreement is made in the English language. Terms to which a German translation has been added will, however, be construed and interpreted as having the meaning assigned to them by the German translation.

(b)	The headings of the sections and subsections in this Agreement are for convenience purposes only and shall not affect the interpretation of any of the provisions hereof.

(c)	The term “Business Day” shall mean any day other than a Saturday, Sunday or other day on which banks in Frankfurt am Main, Germany, or New York, New York, are generally closed.

(d)	“Subsidiary” shall mean all subsidiaries (Tochterunternehmen) within the meaning of Section 2 para. 6 German Takeover Act of the relevant Party.

(e)	“Affiliate” shall mean all connected enterprises (verbundene Unternehmen) within the meaning of Sections 15 et seq. German Stock Corporation Act.

22.12.	Governing Law, Jurisdiction: This Agreement shall be governed by and construed in accordance with the laws of the Federal Republic of Germany.

22.13.	Arbitration: Any dispute arising from or in connection with this Agreement and its consummation shall be finally settled by three (3) arbitrators, of which each Party may nominate one, in accordance with the arbitration rules of the German Institution of Arbitration (Deutsche Institution für Schiedsgerichtsbarkeit e.V.) without recourse to the courts of law. Exclusive legal venue of the arbitration shall be Frankfurt am Main, Germany. The language of the arbitral proceedings will be English.

[Signature Page to Follow]

Exhibit

Signature page to the Business Combination Agreement between Diebold and Wincor Nixdorf dated November 23, 2015

ACCEPTED AND AGREED:

On November 23, 2015 for and on behalf of Company:

/s/ Eckard Heidloff		/s/ Jürgen Wunram
Name:	Eckard Heidloff	Name:	Jürgen Wunram
Title:	Vorsitzender des Vorstandes der Wincor Nixdorf AG	Title:	CFO, stellvertretender Vorsitzender des Vorstands

On November 23, 2015 for and on behalf of Bidder:

/s/ Christopher A. Chapman		/s/ Jonathan B. Leiken
Name:	Christopher A. Chapman	Name:	Jonathan B. Leiken
Title:	Senior Vice President and Chief Financial Officer	Title:	Senior Vice President, Chief Legal Officer and Secretary

36. RECENT DEVELOPMENTS AND OUTLOOK

36.1	Recent Developments

Diebold’s overall objective in 2015 was to continue executing its multi-year transformation plan Diebold 2.0 that is expected to occur in three phases: 1) Crawl, 2) Walk, and 3) Run. For further information regarding Diebold 2.0, see the section of this prospectus titled “10.1.1 Introduction.”

During the second half of 2015, Diebold transitioned into the “Walk” phase of Diebold 2.0 whereby Diebold will continue to build on each pillar of cost, cash, talent and growth. The main difference in the “Walk” phase as compared to the “Crawl” phase is a greater emphasis on increasing the mix of revenue from services and software, as well as shaping Diebold’s portfolio of businesses.

As it relates to increasing the mix of services and software, Diebold has recently sharpened its focus on pursuing and winning multi-vendor services contracts in North America to further diversify its portfolio of services offerings. The total number of non-Diebold ATMs signed under contract as of September 30, 2015 was more than 11,000, which gives Diebold a solid platform for future growth. For the software business, the recent acquisition of Phoenix has significantly enhanced Diebold’s ability to capture more of the dynamic self-service market. The integration of Phoenix is tracking to plan and all of Diebold’s global software activities are being coordinated through the new development center in London, Ontario.

As it relates to shaping the portfolio of businesses, Diebold’s announcements subsequent to the third quarter are consistent with its strategy of transforming into a world-class services-led, software-enabled company, supported by innovative hardware. Diebold announced on October 25, 2015 that it entered into a definitive asset purchase agreement to divest its North America-based electronic security business for an aggregate purchase price of approximately $350.0 million in cash. Based on the successful transition of certain customer relationships, 10.0 percent of the purchase price is contingent and payable over a twelve-month period after closing. Diebold has also agreed to provide certain transition services for a $6.0 million credit. The sale was completed on February 1, 2016. Additionally, Diebold is narrowing its scope in the Brazil other business to primarily focus on lottery and elections to help rationalize Diebold’s solution set in that market.

In addition, on November 23, 2015, Diebold and Wincor Nixdorf entered into the business combination agreement, whereby Diebold will offer to exchange a combination of cash and Diebold common shares for each Wincor Nixdorf ordinary share in a voluntary takeover exchange offer pursuant to the German Takeover Act. The exchange offer and the other transactions contemplated by the business combination agreement are intended to result in a business combination of Diebold and Wincor Nixdorf. Upon consummation of the proposed business combination, Wincor Nixdorf would become a subsidiary of Diebold. For further information regarding the business combination agreement, see the section of this prospectus titled “13.7 The Business Combination Agreement.”

Also on November 23, 2015, Diebold entered into the Bridge Credit Agreement and the Bank Credit Agreement to provide financing for the business combination (see “16.4 Financing of the Business Combination”). The Bank Credit Agreement was amended on December 23, 2015 to refinance Diebold’s existing $520.0 million revolving credit facility and $230.0 million (non-delayed draw) term loan A facility (see “16.4.1 Replacement Facilities”).

On December 18, 2015, Diebold announced it was forming a new joint venture with a subsidiary of the Inspur Group, a Chinese cloud computing and data center company, to develop, manufacture and distribute financial self service solutions within China. Inspur will hold a majority stake of 51 percent in the new joint venture, which will be better positioned to respond to local market requirements. The joint venture will offer a complete range of self-service terminals within the Chinese market, including automated teller machines. Also, Diebold will serve as the exclusive distributor outside of China for all products developed by the new joint venture. In addition, to support Diebold’s services-led approach to the market, Inspur will acquire a minority share of Diebold’s current China joint venture, which will refocus on providing a whole suite of services including installation, maintenance, professional and managed services related to ATMs and other automated transaction solutions.

36.2	Outlook

Diebold believes that Europe and North America will continue to be key drivers for innovation and digital transformation—both in banking and retail sectors. Diebold expects that the market environment will continue to be characterized by the trend towards branch automation and technological advances in security and functionality.

In order to adapt to the changing global marketplace, Diebold continues to execute its multi-year transformation, Diebold 2.0, with the primary objective of transforming Diebold into a world-class, services-led and software-enabled company, supported by innovative hardware, which automates the way people connect with their money. As part of the transformation, Diebold has identified targeted savings of $200.0 million that are expected to be fully realized by the end of 2017 and plans to reinvest approximately 50 percent of the cost savings to drive long-term growth.

Diebold’s major ongoing capital expenditures (disregarding any effects of the offer) are related mainly to the completion of the reinvestment of capital in connection with the Diebold transformation strategy, which is expected to culminate in early 2016. These capital expenditures will be expended primarily in North America. As of the date of this prospectus, Diebold’s management has made commitments regarding future capital expenditures in an expected total amount of less than $10.0 million, mainly related to Diebold’s normal capital replacement cycle. Diebold expects to fund these investments using cash from operations, borrowings under Diebold’s committed and uncommitted credit facilities, long-term industrial revenue bonds and operating and capital leasing arrangements. For further information regarding intentions in connection with the business combination, see the section of this prospectus titled “13.7.1 Intentions of Diebold and Wincor Nixdorf.”

Overall, against the backdrop of Diebold’s performance in the fiscal year ended December 31, 2014, as well as the ongoing multi-year transformation plan, Diebold expects its results for the fiscal year 2015 to be broadly in line with its prior expectations.

36.3	Wincor Nixdorf Recent Developments

This section contains interim unaudited results of Wincor Nixdorf for the three months ended December 31,2015 that is not reflected in and supplements the information about Wincor Nixdorf provided in this prospectus under the headings “9. Selected Consolidated Financial Information of Wincor Nixdorf,” “26. Management’s Discussion and Analysis of Financial Condition and Results of Operations of Wincor Nixdorf” and in Wincor Nixdorf’s audited financial statements.

36.3.1	Interim Unaudited Financial Results for the Three Months Ended December 31, 2015

On January 24, 2016, Wincor Nixdorf announced its interim unaudited financial results for the three months ended December 31, 2015.

36.3.2	Net Sales

Net sales totaled €727 million for the three months ended December 31, 2015, compared to €640 million for the three months ended December 31, 2014, an increase of 13.6 percent.

36.3.3	Net Sales by Segment

Net sales generated in the banking segment were €436 million for the three months ended December 31, 2015, an increase of 3.6 percent compared to net sales of €421 million for the three months ended December 31, 2014. Net sales in the retail segment were €291 million for the three months ended December 31, 2015, an increase of 32.9 percent compared to net sales of €219 million for the three months ended December 31, 2014.

The banking segment accounted for 60.0 percent of total net sales for the three months ended December 31, 2015, compared to 65.8 percent of total net sales for the three months ended December 31, 2014. The retail segment contributed 40.0 percent of net sales for the three months ended December 31, 2014 compared to 34.2 percent of total net sales for the three months ended December 31, 2014.

36.3.4	Net Sales by Region

In Germany, net sales increased by 12.2 percent to €156 million for the three months ended December 31, 2015 compared to net sales of €139 million for the three months ended December 31, 2014. Germany’s share of Wincor Nixdorf’s total net sales was 21.4 percent for the three months ended December 31, 2015 compared to 21.7 percent for the three months ended December 31, 2014.

In Europe (excluding Germany), net sales increased by 11.5 percent to €334 million for the three months ended December 31, 2015 compared to €300 million for the three months ended December 31, 2014. Europe’s (excluding Germany) share of Wincor Nixdorf’s net sales was 45.9 percent for the three months ended December 31, 2015 compared to 46.9 percent for the three months ended December 31, 2014.

In the Asia/Pacific/Africa region, net sales were €136 million for the three months ended December 31, 2015, compared to €119 million for the three months ended December 31, 2014, an increase of 13.9 percent. The proportion of Wincor Nixdorf net sales generated in the Asia/Pacific/Africa region was 18.7 percent for the three months ended December 31, 2015, compared to 18.7 percent for the three months ended December 31, 2014.

In the Americas, net sales rose by 23.2 percent to €101 million for the three months ended December 31, 2015 compared to €82 million for the three months ended December 31, 2014. The overall contribution of the Americas to Wincor Nixdorf’s total net sales was 13.9 percent for the three months ended December 31, 2015 compared to 12.8 percent for the three months ended December 31, 2014.

36.3.5	Net Sales by Revenue Stream

Net sales generated from Software/Services rose by 8.9 percent to €390 million for the three months ended December 31, 2015 compared to €358 million for the three months ended December 31, 2014. The share of total Wincor Nixdorf net sales generated from the software and services business was 53.7 percent for the three months ended December 31, 2015 compared to 55.9 percent for the three months ended December 31, 2014.

Net sales generated from hardware increased 19.5 percent to €337 million for the three months ended December 31, 2015 compared to €282 million for the three months ended December 31, 2014. The share of total Wincor Nixdorf net sales generated from the hardware business was 46.8 percent for the three months ended December 31, 2015 compared to 44.1 percent for the three months ended December 31, 2014.

36.3.6	Research and Development Expenses

Research and development expenses without realignment and restructuring charges were €23 million for the three months ended December 31, 2015 compared to €22 million for the three months ended December 31, 2014, an increase of 4.5 percent.

36.3.7	Selling, General and Administrative Expenses

Selling, general and administrative expenses without realignment and restructuring charges were €84 million for the three months ended December 31, 2015, compared to €78 million for the three months ended December 31, 2014, an increase of 7.7 percent.

36.3.8	Realignment and Restructuring Charges

Expenses linked to the Delta Program, which was launched in the second half of the fiscal year ended September 30, 2015, continued to weigh on Wincor Nixdorf’s operating costs—and Wincor Nixdorf expects that they will continue to weigh on its operating profit for the fiscal year ended September 30, 2016. For the three months ended December 31, 2015 Wincor Nixdorf incurred €12 million of realignment and restructuring charges, including personnel expenses and consulting expenses. Wincor Nixdorf did not incur realignment and restructuring charges during the three months ended December 31, 2014.

36.3.9	Operating Profit

Without giving effect to realignment and restructuring charges, Operating profit increased by 78.4 percent to €66 million for the three months ended December 31, 2015 compared to operating profit of €37 million for the three months ended December 31, 2014.

Without giving effect to realignment and restructuring charges, Operating profit for the three months ended December 31, 2015 consisted of €49 million generated by the banking segment and €17 million generated by the retail segment. Operating profit for the three months ended December 31, 2014 consisted of €25 million generated by the banking segment and €12 million generated by the retail segment.

Giving effect to realignment and restructuring charges, Operating profit for the three months ended December 31, 2015 was €54 million.

36.3.10	Profit

Wincor Nixdorf’s profit for the three months ended December 31, 2015 was €37 million, an increase of 48.0 percent compared to profit of €25 million for the three months ended December 31, 2014.

36.3.11	Key Balance Sheet Figures (unaudited)

	December 31, 2015	September 30, 2015	Change
Key Balance Sheet Figures. (€ millions)
Working capital	335	351	(16)
As a percentage of net sales	11.5	14.5	—
Equity (1)	431	391	40
Human Resources
Number of employees	9,445	9,100	345

(1)	Including non-controlling interests.

36.3.12	Key Cash Flow Figures (unaudited)

	31. Dezember 2015	31. Dezember 2014
Cash Flow Figures (€ millions)
Cash flow from operating activities	93	69
Cash flow from investment activities	0	(10)
Cash flow from financing activities	(15)	(1)
Net change in cash and cash equivalents	78	58
Cash and cash equivalents at the end of the period (1)	54	33

(1)	Includes cash and cash equivalents and current bank liabilities.

36.3.13	Developments since September 30, 2015

As of October 1, 2015, Wincor Nixdorf acquired 100 percent of the shares in SecurCash Nederland B.V. (formerly: Brink’s Nederland B.V.), Rotterdam, the Netherlands, and obtained control over the entity. The acquisition serves to provide one-stop cash management and cash logistics services to leading Dutch banks that have placed long-term assignments.

On December 1, 2015, Wincor Nixdorf acquired the shares held by third parties in the joint venture Winservice AS (Oslo). In this context, the total amount paid for the Brink’s operations and the third-party interests in Winservice AS was €1 million. The deal also involved taking over assets and liabilities. At the date of acquisition, these included net cash and current financial liabilities of €12 million.

Annex 5

Share Price and Liquidity Analysis of Diebold, Incorporated

Diebold, Incorporated

NYSE:DBD

Period of time

23.08.2015 to 22.11.2015

Outstanding Shares

(in million), 22.11.2015   64.99

Free Float

(in million), 22.11.2015   64.42

Free Float (%), 22.11.2015   99.11

Date	NYSE close (USD)	NYSE close (EUR)	US Fed Reserve noon buying rate (USD/EUR)	Volume (Shares)	NYSE close (USD)* Volume	NYSE close (EUR)* Volume	Liquidity Indicators
							Daily Price Change	Volume / Outstanding Shares
8/24/2015	30.29	26.16	1.158	862,321	26.12	22.56	NA	1.3%
8/25/2015	30.05	26.34	1.141	739,903	22.23	19.49	(0.8%)	1.1%
8/26/2015	30.39	26.68	1.139	655,669	19.93	17.49	1.1%	1.0%
8/27/2015	30.92	27.51	1.124	394,579	12.20	10.85	1.7%	0.6%
8/28/2015	31.19	27.92	1.117	369,413	11.52	10.31	0.9%	0.6%
8/31/2015	31.12	27.81	1.119	456,680	14.21	12.70	(0.2%)	0.7%
9/1/2015	29.91	26.56	1.126	398,485	11.92	10.58	(3.9%)	0.6%
9/2/2015	30.22	26.89	1.124	261,472	7.90	7.03	1.0%	0.4%
9/3/2015	30.14	27.15	1.110	245,934	7.41	6.68	(0.3%)	0.4%
9/4/2015	29.74	26.74	1.112	303,059	9.01	8.10	(1.3%)	0.5%
9/8/2015	30.62	27.39	1.118	432,431	13.24	11.84	3.0%	0.7%
9/9/2015	30.00	26.86	1.117	307,916	9.24	8.27	(2.0%)	0.5%
9/10/2015	30.64	27.21	1.126	631,249	19.34	17.18	2.1%	1.0%
9/11/2015	30.79	27.15	1.134	240,921	7.42	6.54	0.5%	0.4%
9/14/2015	30.59	27.05	1.131	391,554	11.98	10.59	(0.6%)	0.6%
9/15/2015	31.40	27.89	1.126	438,921	13.78	12.24	2.6%	0.7%
9/16/2015	31.60	27.96	1.130	433,764	13.71	12.13	0.6%	0.7%
9/17/2015	31.92	28.22	1.131	590,837	18.86	16.67	1.0%	0.9%
9/18/2015	31.30	27.55	1.136	652,499	20.42	17.98	(1.9%)	1.0%
9/21/2015	31.11	27.78	1.120	200,064	6.22	5.56	(0.6%)	0.3%
9/22/2015	30.28	27.21	1.113	230,889	6.99	6.28	(2.7%)	0.4%
9/23/2015	29.75	26.66	1.116	241,656	7.19	6.44	(1.8%)	0.4%
9/24/2015	29.76	26.45	1.125	236,974	7.05	6.27	0.0%	0.4%
9/25/2015	29.65	26.50	1.119	389,237	11.54	10.31	(0.4%)	0.6%
9/28/2015	29.36	26.12	1.124	403,043	11.83	10.53	(1.0%)	0.6%
9/29/2015	29.41	26.14	1.125	275,642	8.11	7.21	0.2%	0.4%
9/30/2015	29.77	26.68	1.116	349,629	10.41	9.33	1.2%	0.5%
10/1/2015	30.20	26.96	1.120	850,039	25.67	22.92	1.4%	1.3%
10/2/2015	30.67	27.19	1.128	442,922	13.58	12.04	1.6%	0.7%
10/5/2015	31.70	28.30	1.120	262,842	8.33	7.44	3.4%	0.4%
10/6/2015	31.78	28.20	1.127	250,458	7.96	7.06	0.3%	0.4%
10/7/2015	32.36	28.76	1.125	328,514	10.63	9.45	1.8%	0.5%
10/8/2015	32.90	29.17	1.128	217,247	7.15	6.34	1.7%	0.3%
10/9/2015	33.24	29.26	1.136	491,214	16.33	14.37	1.0%	0.8%

Date	NYSE close (USD)	NYSE close (EUR)	US Fed Reserve noon buying rate (USD/EUR)	Volume (Shares)	NYSE close (USD)* Volume	NYSE close (EUR)* Volume		Liquidity Indicators
								Daily Price Change	Volume / Outstanding Shares
10/12/2015	33.33	29.31	1.137	251,178	8.37	7.36		0.3%	0.4%
10/13/2015	33.38	29.33	1.138	499,112	16.66	14.64		0.2%	0.8%
10/14/2015	33.06	28.90	1.144	205,162	6.78	5.93		(1.0%)	0.3%
10/15/2015	32.90	28.81	1.142	426,583	14.03	12.29		(0.5%)	0.7%
10/16/2015	33.55	29.53	1.136	618,822	20.76	18.27		2.0%	1.0%
10/19/2015	35.80	31.63	1.132	2,134,029	76.40	67.50		6.7%	3.3%
10/20/2015	36.03	31.72	1.136	1,094,498	39.43	34.72		0.6%	1.7%
10/21/2015	35.06	30.89	1.135	520,204	18.24	16.07		(2.7%)	0.8%
10/22/2015	35.76	32.10	1.114	329,993	11.80	10.59		2.0%	0.5%
10/23/2015	36.86	33.45	1.102	409,408	15.09	13.69		3.1%	0.6%
10/26/2015	37.47	33.91	1.105	754,530	28.27	25.59		1.7%	1.2%
10/27/2015	36.65	33.17	1.105	850,085	31.16	28.20		(2.2%)	1.3%
10/28/2015	36.98	33.41	1.107	626,397	23.16	20.93		0.9%	1.0%
10/29/2015	36.35	33.17	1.096	714,094	25.96	23.69		(1.7%)	1.1%
10/30/2015	36.87	33.40	1.104	540,471	19.93	18.05		1.4%	0.8%
11/2/2015	37.35	33.86	1.103	437,832	16.35	14.82		1.3%	0.7%
11/3/2015	37.30	34.06	1.095	430,496	16.06	14.66		(0.1%)	0.7%
11/4/2015	37.25	34.30	1.086	327,340	12.19	11.23		(0.1%)	0.5%
11/5/2015	36.95	33.99	1.087	254,901	9.42	8.66		(0.8%)	0.4%
11/6/2015	37.60	34.98	1.075	272,952	10.26	9.55		1.8%	0.4%
11/9/2015	36.90	34.26	1.077	253,072	9.34	8.67		(1.9%)	0.4%
11/10/2015	36.79	34.42	1.069	248,741	9.15	8.56		(0.3%)	0.4%
11/11/2015	37.01	34.49	1.073	237,165	8.78	8.18		0.6%	0.4%
11/12/2015	35.96	33.39	1.077	312,152	11.22	10.42		(2.8%)	0.5%
11/13/2015	35.54	33.15	1.072	278,527	9.90	9.23		(1.2%)	0.4%
11/16/2015	36.09	33.70	1.071	288,432	10.41	9.72		1.5%	0.4%
11/17/2015	36.14	34.00	1.063	343,958	12.43	11.69		0.1%	0.5%
11/18/2015	36.46	34.27	1.064	417,098	15.21	14.29		0.9%	0.6%
11/19/2015	36.23	33.70	1.075	280,573	10.17	9.46		(0.6%)	0.4%
11/20/2015	37.51	35.19	1.066	903,601	33.89	31.80		3.5%	1.4%

			Sum	29,239,383	980.28	879.27	Average	0.4%	0.7%
							Minimum	(3.9%)	0.3%
							Maximum	6.7%	3.3%
					VWAP (USD)	VWAP (EUR)
					33.53	30.07

Note:

Foreign exchange rates as of 12/10/2015 and 11/11/2015 are EUR/USD fixings for noon NY time sourced from Bloomberg BFIX template.